Form 20-F/A
SILVER STANDARD RESOURCES INC
filed 2003-04-10
CIK 921638

SEC 1852(11-2002)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2005
Estimated average burden hours per response. . . 438.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A - No.1

     (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2001
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number: 0-26424

SILVER STANDARD RESOURCES INC.
___________________________________________________________________________ (Exact name of Registrant as specified in its charter)

British Columbia, Canada
___________________________________________________________________________ (Jurisdiction of incorporation or organization)

Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2
___________________________________________________________________________ (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class None ____________________________________ ____________________________________	Name of each exchange on which registered Not Applicable ____________________________________ ____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock without par value
___________________________________________________________________________ (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
___________________________________________________________________________ (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
30,913,953
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes No

Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 Item 18

TABLE OF CONTENTS

GLOSSARY OF GEOLOGICAL TERMS
ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A	Directors and Senior Management
B	Advisers
C	Auditors
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 - KEY INFORMATION
A	Selected Financial Data
B	Capitalization and Indebtedness
C	Reasons for the Offer and Use of Proceeds
D	Risk Factors
ITEM 4 - INFORMATION ON THE COMPANY
A	History of the Company
B	Business Overview
C	Organizational Structure
D	Property, Plants and Equipment
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A	Operating Results
B	Liquidity and Capital Resources
C	Research and Development, Patents and Licenses, etc.
D	Trend Information
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A	Directors and Senior Management
B	Compensation
C	Board Practises
D	Employees
E	Share Ownership
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A	Major Shareholders
B	Related Party Transactions
C	Interests of Experts and Counsel
ITEM 8 - FINANCIAL INFORMATION
A	Consolidated Statements and Other Financial Information
B	Significant Changes
ITEM 9 - THE OFFER AND LISTING
ITEM 10 - ADDITIONAL INFORMATION
A	Share Capital
B	Memorandum and Articles of Association
C	Material Contracts
D	Exchange Controls and Investment Canada Act
E	Taxation
F	Dividends and Paying Agents
G	Statement by Experts
H	Documents on Display
I	Subsidiary Information
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 - CONTROLS AND PROCEDURES
ITEM 16 - RESERVED
ITEM 17 - FINANCIAL STATEMENTS
ITEM 18 - FINANCIAL STATEMENTS
ITEM 19 - EXHIBITS
A	Financial Statements
B	Exhibits
SIGNATURE PAGE
CERTIFICATIONS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, concerning the operations and planned future acquisitions and other matters of Silver Standard Resources Inc. (the “Company”). Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to continue to successfully compete in its market. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Descriptions of Properties” and “Operating and Financial Review and Prospects”.

GLOSSARY OF GEOLOGICAL TERMS

DEFINITIONS AND ABBREVIATIONS

Ag — the elemental symbol for silver.

agglomerate — coarser grained pyroclastic rocks made up mostly of cinders and rock fragments.

alteration — usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

andesite — a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

anomalous — an anomaly in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set. Also called moderate contrast anomaly.

anomaly — any concentration of metal noticeably above or below the average background concentration.

argillic — a form of alteration characterised by the alteration of original minerals to clays.

arsenopyrite — a sulphide of arsenic and iron with the chemical composition FeAsS.

assay — an analysis to determine the presence, absence or quantity of one or more components.

assessment report — reports on properties filed by companies and prospectors to keep claims in good standing.

Au — the elemental symbol for gold.

axis — an imaginary hinge line about which the fold limbs are bent. The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.

basalts — fine grained, sometimes glassy, igneous rock that is almost always very dark grey, rarely very dark brownish grey or greenish grey, composed mainly of calcic plagioclase and pyroxenes.

batholith — an intrusion, usually granitic, which has a large exposed surface area and no observable bottom. Usually associated with orogenic belts.

bench — a level of mining in an open pit mine.

breccia — rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

brecciation — rock broken up by geological forces.

bulk sample — a very large sample, the kind of sample to take from broken rock or of gravels and sands when testing placer deposits.

carried interest — an interest in a property that is carried through exploration, development and so on with no strings attached, and regardless of second or third deals.

chip sample — a sample composed of discontinuous chips taken along a surface across a given line.

claim — that portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

clast — a rock or mineral fragment in a sedimentary or volcanic rock.

conglomerate — rock composed of mostly rounded fragments which are of gravel size or larger in a finer grained matrix.

crystalline — means the specimen is made up of one or more groups of crystals.

cut-off grade — the minimum grade of mineralization used to establish quantitative and qualitative estimates of total mineralization.

dacite — a fine grained acid volcanic rock, similar to rhyolite in which the feldspar is predominantly plagioclase. Volcanic equivalent of granodiorite and quartz diorite.

diabase — igneous hypabyssal rocks. The name is applied differently in different parts of the world leading to considerable confusion.

diamond drill — a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

dilution — results from the mixing in of unwanted gangue or waste rock with the ore during mining.

dip — geological measurement of the angle of maximum slope of planar elements in rocks. Can be applied to beddings, jointing, fault planes, etc.

disseminated deposit — deposit in which the mineralization is scattered through a large volume of host rock, sometimes as separate mineral grains, or sometimes along joint or fault surfaces.

dolomite — a magnesium bearing limestone usually containing at least 15% magnesium carbonate.

fault — a fracture in a rock where there has been displacement of the two sides.

faults — breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.

feasibility study — detailed study to determine if a property can be mined at a profit and the best way to mine it.

felsic — light coloured silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).

folds — are flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.

fracture — breaks in a rock, usually due to intensive folding or faulting.

g/t or gpt — grams per tonne.

gangue — term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

geochemistry — the study of the chemistry of rocks, minerals, and mineral deposits.

geophysics — the study of the physical properties of rocks, minerals, and mineral deposits.

gossan — the leached and oxidised near surface part of a sulphide mineral deposit, usually consisting largely of hydrated iron oxides left after copper and other minerals have been removed by downward leaching.

grab sample — another term for a specimen or a number of specimens collected at random.

grade — the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

granite — a coarse grained, plutonic igneous rock that is normally pale pink, pale pink-brown, or pale grey, and composed of quartz, alkali feldspar, micas and accessory minerals.

hangingwall and footwall — terms used in reference to faults where when mining along a fault, your feet would be in the footwall side of the fault and the other side would be “hanging” over your head.

hectare — a square of 100 metres on each side.

host rock — the rock within which the ore deposit occurs.

igneous — means a rock formed by the cooling of molten silicate material.

indicated resource — the estimated quantity and grade of part of a mineralized body for which the continuity of grade, together with the extent and shape, is so well established that a reliable grade and tonnage estimate can be made for a deposit of potential economic merit.

induced polarization (I.P.) method — the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

inferred resource — the estimated quantity and grade of a mineralized body, or a part thereof, that is determined on the basis of limited sampling, but where there is sufficient geological information and a reasonable distribution of metal values to outline a deposit of potential economic merit.

intermediate — an igneous rock made up of both felsic and mafic minerals (diorite).

intrusion — general term for a body of igneous rock formed below the surface.

joint venture agreement — an agreement where the parties agree to the terms on which a property will be explored, developed, and mined.

lava — means an igneous rock formed by the cooling of molten silicate material which escapes to the earth’s surface or pours out onto the sea floor.

limestone — sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

mafic — a term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

magnetite — Magnetic iron ore. A mineral composed of iron oxide with the chemical composition Fe3O4. A frequent minor accessory mineral of igneous rocks.

massive — implies large mass. Applied in the context of hand specimens of, for example, sulphide ores, it usually means the specimen is composed essentially of sulphides with few, if any, other constituents.

measured resource — the estimated quantity and grade of a mineralized body based on detailed definition and sampling, but where economic viability is not established.

metamorphic — means any rock which is altered within the earth’s crust by the effects of heat and/or pressure and/or chemical reactions.

mineral claim — a legal entitlement to minerals in a certain defined area of ground.

mineral resource — the estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity of mineralization must be understood.

mineralization — usually implies minerals of value occurring in rocks.

net profits interest — the profits after deduction of expenses. Often a form of royalty.

NSR — net smelter return. Often a form of royalty.

option agreement — an agreement where the optionee can exercise certain options to increase its interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor’s property.

ore — a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

ore reserve — the measured quantity and grade of all or part of a mineralized body in a mine or undeveloped mineral deposit for which the mineralization is sufficiently defined and measured on three sides to form the basis of at least a preliminary mine production plan for economically viable mining.

orogeny — the process of forming mountains by folding and thrusting.

outcrop — means an exposure of rock at the earth’s surface.

overburden — a general term for any material covering or obscuring rocks from view.

oz/t or opt — ounces per ton.

plunging (fold) — when the axis of a fold is tilted, not horizontal, then the fold is referred to as plunging and the angle of the plunge of a fold can often be measured or estimated.

pluton — term for an igneous intrusion, usually formed from a magma.

porphyry — rock type with mixed crystal sizes, i.e. containing phenocrysts of one or more minerals.

probable reserve — the estimated quantity and grade of all or part of a mineralized body for which sufficient information on continuity, extent, grade distribution, (mining method, dilution, metallurgical process, mineral recovery, infrastructure, environmental considerations, operating costs and capital costs) is available to form the basis of a study indicating an economically viable operation at long-term forecast average metal prices, but which has not been measured in sufficient detail to allow it to be classified as proven.

proven reserve — the estimated quantity and grade of mineralized body for which information is so well established, with respect to size, distribution of values, grade, deposit walls and thickness, that there is the highest degree of confidence as to the quantity and grade that can be mined at a profit.

pyroclastic rock — a rock of volcanic origin consisting of highly variable mixture of rock fragments, cinders and ashes and bits of crystals and glass.

reclamation bond — usually required when mechanized work is contemplated. Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations.

reserves — a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

reverse circulation drill — a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

rhyolite — the aphantic equivalent of a granite.

royalty interest — a royalty interest is tied to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is based on the net smelter return.

sample — small amount of material that is supposed to be absolutely typical or representative of the object being sampled.

sandstone — composed of sand-sized fragments cemented together. As a rule the fragments contain a high percentage of quartz.

schist — foliated rock where crystals or mineral flakes are visible but not necessarily identifiable.

sedimentary — a rock formed from cemented or compacted sediments.

sediments — are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

sericite — a fine-grained variety of mica occurring in small scales, especially in schists.

shale — an argillaceous rock consisting of silt or clay-sized particles cemented together. Most shales are quite soft, because they contain large amounts of clay minerals.

shear zone — where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

silicate — most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

silicified — a rock altered by the introduction of silica.

sill — tabular intrusion which is sandwiched between layers in the host rock.

stock — an intrusion which has an exposed surface area of less than 100 square kilometres (40 square miles).

strike — the direction of a horizontal line on the surface of the bed, or other planar feature.

stripping — removing overburden from an area to expose the outcrop.

stripping ratio — the ratio of waste material to ore experienced in mining an ore body.

tailings — material rejected from a mill after recoverable valuable minerals have been extracted.

tailings pond — a pond where tailings are disposed of.

tuff — a finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

veins — the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

waste — rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Zn — the elemental symbol for zinc.

PART I

Item 1      Identity of Directors, Senior Management and Advisers

A.    Directors and Senior Management

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as such, there is no requirement to provide any information under this item.

B.    Advisors

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.    Auditors

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 2      Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 3      Key Information

A.    Selected Financial Data

The following table summarizes certain selected financial data of the Registrant. This information should be read in conjunction with the more detailed financial statements herein.

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

		Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31, 1999	Year ended Dec 31, 1998	Year ended Dec 31, 1997

1.	Revenues	Nil	Nil	Nil	$30	$29
2.	Loss for period*	$3,377	$1,705	$1,264	$11,722	$3,063
3.	Loss per common share*	$0.13	$0.08	$0.07	$0.74	$0.22
4.	Total assets	$45,399	$31,070	$26,655	$20,170	$27,856
5.	Long term obligations and redeemable preferred stock**	$143	$165	Nil	Nil	Nil
6.	Capital stock	$66,108	$52,078	$46,120	$37,768	$34,205
7.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.	Number of shares	30,913,953	24,266,458	20,438,047	16,045,797	15,320,797

*    All operations of the Company are continuing.

**    No preferred stock has been issued

The selected financial data is presented above in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

		Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31, 1999	Year ended Dec 31, 1998	Year ended Dec 31, 1997

1.	Revenues	Nil	Nil	Nil	$30	$29
2.	Loss for period*	$5,526	$4,211	$3,594	$4,607	$8,294
3	Loss per common share*	$0.21	$0.19	$0.20	$0.29	$0.59
4	Total assets	$32,642	$20,453	$19,699	$15,536	$16,406
5.	Long term obligations and redeemable preferred stock**	$143	$165	Nil	Nil	Nil
6.	Capital stock	$ 66,603	$ 52,247	$ 46,289	$ 39,080	$ 35,362
7.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.	Number of shares	30,913,953	24,266,458	20,438,047	16,045,797	15,320,797

* All operations of the Company are continuing.

** No preferred stock has been issued

Reference should be made to note 19 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2001, December 31, 2000, December 31, 1999, December 31, 1998, December 31, 1997, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The tables set forth the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate in Table No. 3 means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close

Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended December 31, 2000	1.48	1.43	1.56	1.52
Fiscal Year Ended December 31, 1999	1.49	1.44	1.54	1.47
Fiscal Year Ended December 31, 1998	1.48	1.42	1.57	1.53
Fiscal Year Ended December 31, 1997	1.38	1.34	1.44	1.43

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	November	December	January	February	March	April

High	1.61	1.61	1.62	1.61	1.60	1.60
Low	1.57	1.56	1.58	1.59	1.57	1.56

On April 30, 2002, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.57.

B.    Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.   Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

D.    Risk Factors

Exploration Stage Company with Limited Financial Resources

Mineral exploration and development involve significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. No assurances can be given that current exploration programs will result in any commercial mining operation. The Company’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company’s exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of unexercised “in the money” warrants and options or the offering by the Company of an interest in the property to be earned to another party or parties carrying out further exploration or development thereof.

Financial Risks

The Company has limited financial resources, has no significant source of operating cash flow and has no assurance that additional funding will be available to it for further exploration of its projects or to fulfil its anticipated obligations under its existing property agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such interest.

The Company does not presently have sufficient financial resources to undertake all of its planned acquisitions and exploration/development programs beyond Fiscal 2003. The development of the properties of the Company may therefore depend upon the ability of the Company and its joint venture partners to obtain financing through the joint venturing projects, debt financing, equity financing or other means. There can be no assurance that the Company or its joint venture partners will be successful in obtaining the required financing.

Market Price/Demand for Potential Mineral Production Uncertain

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Regulations Governing Operations

Mining operations and exploration activities are also subject to national and local laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water. Prior to entering into any property agreements, the Company conducts a review of prior exploration and development activity on the property and, if necessary, conducts water and geological sampling and analysis to identify any environmental concerns.

If the Company undertakes new mining activities, or significantly expands its existing exploration activities, the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

To the best of the Company’s knowledge, it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

To the best of the Company’s knowledge, it has obtained all required permits necessary to proceed with exploration and, when warranted, development of its properties. If it were unable to continue obtaining the necessary permits, the Company might have to change its planned exploration/development for such non-permitted properties and/or to seek other joint venture arrangements. If the Company were unable to mitigate the problem, the Company might not be able to proceed with exploration, development and/or production. In this event, the Company might seek to mitigate any losses through sale of the property, prior to abandonment.

Reclamation Obligations

Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is actively providing for or has carried out any requested reclamation activities on its properties.

Required reclamation on one of the Company’s minor mining properties, the Duthie Property, has been partially completed and further reclamation work is required. The Company submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. A study has since been completed which defines the most appropriate reclamation option. The study was submitted to the Province of British Columbia in March 1998. A reclamation option was accepted by the Province of British Columbia in June 1999 although refinements to the proposal may result in further change. During 1999, 2000 and 2001, the Company completed a portion of the work on the accepted reclamation option. This work will continue in 2002.

The Company has also been working with British Columbia Ministry of Environment, Lands and Parks and Ministry of Energy and Mines officials to define a reclamation plan for another of the Company’s holding properties, the Silver Standard Mine Property. A reclamation plan has not been finalized and a study of options is currently underway.

In addition, in October 2001 the Company completed the acquisition of the Candelaria mine, a former producing mine, from Kinross Gold Inc. Under the terms of the purchase agreement, Kinross Gold Inc. is responsible for completing the reclamation of the mine, and the Company has agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross. To date, the mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. The Company has completed an environmental audit of the property. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. The Company will continue monitoring the mine as required by the reclamation permits.

Risks Associated with Mining

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides, inability to obtain suitable or adequate machinery equipment or labour and other risks are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure against or which may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

In carrying on its mineral exploration and development activities, the Company relies upon calculations as to the ore mineralization and corresponding ore grades on the Company’s properties, which by their nature are not exact. Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only. The quantity of economic commodities will also vary depending on metal prices which have historically been highly cyclical and dependent upon numerous factors beyond the Company’s control, including changes in investment trends and international monetary systems, political events and changes in the supply and demand for silver on public and private markets. Any material changes in ore mineralization estimates, ore grades or stripping ratios will affect the economic viability of the placing of a property into production. Further, short-term operating factors relating to ore bodies, including a need for orderly development of the ore bodies and the processing of new or different ore grades may affect the profitability of any future mining operation in any particular accounting period. There can be no assurance that silver recoveries or other metal recoveries in small-scale laboratory tests will be duplicated under on-site conditions or during any future production.

Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include commodity price and currency volatility, the proximity and capacity of natural resource markets and processing equipment, and government regulations and changes thereto, including regulations relating to prices, taxes, royalties, land tenure, importing and exporting of minerals and environmental protection. In addition, few mineral exploration properties become commercially viable mines, nor can there be any assurance that exploration work carried out by the Company will be successful. The exact effect of these factors cannot be accurately predicted, but any one or more of these factors may result in the Company being unsuccessful in receiving an acceptable return on investment capital.

Environmental Regulations

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emission of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environment pollution. A breach of legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement; fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of any future mining operations. The Company does not have any properties on which commercial mining operations are carried out.

Foreign Countries and Regulatory Requirements

The Company’s properties, are located where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws, affecting the Company’s business in that country. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

A substantial portion of the assets of the Company are located outside of Canada and the United States, in Argentina, Australia, Chile, Mexico and Bolivia. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada or the United States affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

Supplies and Infrastructure

The Company’s property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) particularly power at an economic cost, cannot be assured. Power is an integral requirement of any production facility on the Company’s properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and U.S. dollars. The Company’s operations in Argentina, Australia, Chile, Mexico, Bolivia and the United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities other than maintaining funds in U.S. dollar investments until such time as such funds are required.

Title to Properties

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company’s property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. Should any defect in title be discovered by or disclosed to the Company, the Company would take all reasonable steps to perfect title to the particular claims or concessions in question. The Company is not aware of any material defect in the title to its properties.

The boundaries of some of the Company’s mining properties have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of its unpatented mining claims.

The Company believes it has diligently investigated title to all of its mineral properties and, to the best of its knowledge, title to all properties is in good standing. However, the properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

Competition

There is competition from other mining exploration and development companies with operations similar to those of the Company. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company’s possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, the Company expects to compete by keeping its production costs low through judicious review of exploration results for selection of which portions of a property to develop and keeping overhead charges under control.

Item 4      Information on the Company

A.    History and Development of the Company

General Background

Silver Standard Resources Inc. (the “Company”) was incorporated in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed its name to “Silver Standard Mines Limited” on July 18, 1979. The Company changed its name to “Consolidated Silver Standard Mines Limited” and consolidated its common stock on a 1-for-5 basis on August 9, 1984. All references to the number of shares or per share data in this Annual Report refer to consolidated shares/data, unless otherwise indicated. The Company changed its name to “Silver Standard Resources Inc.” on April 9, 1990.

The Company’s head office and registered and records office is located at: Suite 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is Robert A. Quartermain, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. The Company does not have a registered agent in the United States.

In March 2001, the Company provided notice to Kinross Candelaria Mining Company and Kinross Gold Corporation of its intention to exercise its option to purchase the Candelaria Mine on revised terms. On October 1, 2001, the Company completed the acquisition of Kinross Candelaria Mining Company, the holder of the Candelaria Mine. See Item 4.B.

In April 2001, the Company announced the signing of an agreement with a wholly-owned subsidiary of Barrick Gold Corporation to acquire Barrick Gold Corporation’s 20% direct interest in the Manantial Espejo silver-gold project in southern Argentina. On August 29, 2001, the Company completed the purchase of Barrick Gold Corporation’s interest in the Manantial Espejo Project. See Item 4.B.

In May 2001, the Company announced an agreement with Black Hawk Mining Inc. (“Black Hawk”) under which Black Hawk will acquire half of the Company’s 20% direct interest in the Manantial Espejo silver-gold project (to be acquired from Barrick under the agreement announced in April 2001) in exchange for, among other things, a 40% direct interest in the Sulphurets gold-silver project in British Columbia. On August 31, 2001, the Company completed the sale to Black Hawk of a 10% interest in the Manantial Espejo Project and acquired the remaining 40% interest in the Sulphurets project. See Item 4.B.

In August 2001, the Company acquired from Imperial Granite and Minerals Pty Limited an option to earn up to a 90% joint venture interest in the Bluey’s Silver Prospect and surrounding tenement located in the Northern Territory, Australia. See Item 4.B.

In November 2001, the Company granted Sean Morriss an option to acquire all of its shares in Newhawk Gold Mines Ltd., the holder of the Sulphurets Project, and the Snowfields and Blue Ice claims. The Sulphurets Project and the Snowfields and Blue Ice claims are located in British Columbia. See Item 4.B.

In November 2001, the Company acquired from Sociedad Contractual Minera Septentrion an option to acquire a 100% interest in the Challocolla Silver Project located in northern Chile. See Item 4.B.

On December 14, 2001, the Company acquired from Pacific Rim Mining Corp. all of the shares of Pacific Rim Mining Corporation Argentina S.A., the holder of the rights to the Diablillos project located in the Province of Salta, Argentina. See Item 4.B.

In January 2002, the Company acquired from Gold-Ore Resources Ltd. an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial property located in Sinaloa State, Mexico. See Item 4.B.

On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the Company of the remaining 9.44% outstanding minority stockholdings in Rio Grande Mining Company, the holder of the Shafter Silver Project located in Texas. See Item 4.B.

In March 2002, the Company acquired all of Black Hawk’s interest in the Manantial Espejo Project and sold a 50% interest in the Manantial Espejo Project to Pan American Silver Corp. See Item 4.B.

In March 2002, the Company also acquired from Repadre Capital Corporation all of its interest in a net smelter returns royalty granted by Minera Triton Argentina S.A. in respect of production from the Manantial Espejo Project and subsequently agreed to sell 50% of such interest. See Item 4.B.

The Company has four principal mineral property interests: (1) the Bowdens Silver Project in the Mudgee District of Australia comprised of six exploration licenses, (2) a 50% interest in the Manantial Espejo Project in the Province of Santa Cruz, Argentina, (3) the Shafter Silver Project in Texas, U.S.A. and (4) the Candelaria Mine located in west central Nevada, U.S.A. The Company’s secondary properties include the Diablillos project in Argentina, the Challacolla Silver Project in Chile, the San Marcial Silver Project in Mexico and the Sulphurets project in British Columbia.

The Company has several other property holdings in Canada and a property holding in Bolivia which are not considered the Company’s primary properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of the Company’s properties are currently held through claims, leases and options and through working interests.

None of the Company’s properties are beyond the advanced exploration stage (other than the Candelaria Mine, which is a former producing mine, and the Shafter Silver Project, which is fully permitted) and presently there is no assurance that any of the Company’s mining properties contain a commercially viable ore body until further exploration work is done and/or a final feasibility study based upon such work is concluded. For further information, see “Item 3.D – Risk Factors”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at December 31, 2001, other than where a different date is specified.

B.    Business Overview

This Annual Report uses the terms “measured and indicated resource” and “inferred resource” in accordance with standards prescribed by National Instrument 43-101, Standards for Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, resource is termed “mineralization” or “mineral deposit”. U.S. investors in particular are advised to read carefully the cautionary notes herein regarding use of these terms.

Bowdens Silver Project

Under an agreement (the “GSME Agreement”) dated December 23, 1996 between the Company and Golden Shamrock Mines Limited as amended by an amending agreement (the “GSME Amending Agreement”) dated August 4, 1997, the Company acquired on August 22, 1997 all of the issued shares of GSM Exploration Pty Limited (“GSME”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The only asset of GSME was the Bowdens Silver Project which it acquired from CRA Exploration Pty Limited (“CRAE”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement (the “Tenement Sale Agreement”) dated August 11, 1994. Under the terms of the Tenement Sale Agreement, CRAE had the right (the “back-in rights”), amongst other things, to (i) receive a payment of A$1,429,397 on GSME making a decision to mine in respect of the Bowdens Silver Project, (ii) back-in for up to 51% of the Bowdens Silver Project in the event gold and silver resources are delineated on the Bowdens Silver Project in excess of A$800,000,000 or base metal resources are delineated on the Bowdens Silver Project in excess of A$3,000,000,000 within the six month period following the decision to mine and (iii) reacquire a 100% interest in the Bowdens Silver Project at no cost in the event GSME did not make a decision to mine in respect of the Bowdens Silver Project by August 11, 1999. Under an agreement (the “CRAE Agreement”) dated July 31, 1997 with the Company, CRAE agreed to release all of its back-in rights to the Bowdens Silver Project in return for the issuance of 160,000 common shares of the Company (which have since been issued), the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Silver Project and the granting of a royalty of two percent of net smelter returns reducing to one percent of net smelter returns after the payment of US$5,000,000 in royalties.

In September and October 1997, following the completion of the acquisition of GSME, the Company carried out an exploration program over the two main prospects of the Bowdens Silver Project, the Bowdens Gift Prospect and the Coomber Prospect, and a regional reconnaissance program to expand on previous reconnaissance work. A follow-up exploration program was completed in 1998.

In May 1998, the board of directors of the Company approved a US$2.7 million feasibility study of the economics of the Bowdens Silver Project. Following the approval of the feasibility study, the Company commenced a reserve definition drill program to expand indicated and inferred silver resources and to provide additional geological and metallurgical information. Due to unusually heavy rains, the drill program was not completed until January 1999.

On April 20, 1999, the Company purchased for A$425,000 the 133.75 hectare farm that overlies the mineralization and a large portion of the area currently being considered for the process plant, waste dumps and tailings pond. Preliminary resource modelling indicated that additional in-fill drilling was required prior to completion of the final reserve estimate. Prospecting in the area west of the known mineralization indicated the potential for locating additional tonnage. Drilling in this area was carried out in 2000.

In 2001, the Company completed a two phase drilling program consisting of 19 reverse circulation drill holes totalling 2,711 metres on the Bowdens Silver Project. Based on the results of the drill program, the Company initiated an updated block model calculation for the Bowdens Silver Project, which was completed in October 2001. See Item 4.D.

Effective October 15, 2001, the Company completed the purchase of a second farm at Bowdens, which provides the Company with surface rights for the location of the planned mill facilities and adjoins the farm purchased in 2000. The farm covers an area of 50.05 hectares, and the purchase price for the farm was A$310,000.

Manantial Espejo Project

On November 4, 1998, the Company entered into an agreement (the “Manantial Espejo Option Agreement”) with Triton Mining Corporation (“Triton”), a wholly-owned subsidiary of Black Hawk Mining Inc., a Toronto Stock Exchange listed company, pursuant to which the Company acquired an option to acquire a 50% interest in Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Triton and the holder of an indirect 80% interest in certain mineral properties known as the “Manantial Espejo Project” located in the Santa Cruz Province of Argentina. In order to exercise the option under the Manantial Espejo Option Agreement, the Company is required to make staged cash option payments to Triton of US$1,536,500 (paid) and incur exploration expenditures on the Manantial Espejo Project of US$4.5 million by December 31, 2001, extendable to December 31, 2002 in certain circumstances. Under the terms of the Manantial Espejo Option Agreement, the Company is the operator of the project under the direction of a Management Committee.

At the time, Minera Triton owned 80% of the issued and outstanding shares of Compania Minera Altovalle S.A. (“Altovalle”), an Argentine corporation, the remaining shares of which were owned by Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, (“Barrick”). Altovalle is the registered holder of the mineral properties that comprise the Manantial Espejo Project. Under the terms of the shareholders’ agreement between the shareholders of Altovalle, on completion of a feasibility study for the Manantial Espejo Project, Barrick must elect to either (i) increase its interest in Altovalle to 40% by paying Minera Triton 40% of its reasonable costs incurred in respect of the Manantial Espejo Project or (ii) sell its interest in Altovalle to Minera Triton for US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study with any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study subject to a 3% net smelter returns royalty. As a result, on exercise of the option under the Manantial Espejo Option Agreement and completion of a feasibility study for the Manantial Espejo Project, the Company will own a 50% interest in Minera Triton who in turn will own either a 60% or 100% indirect interest in the Manantial Espejo Project.

Following execution of the Manantial Espejo Option Agreement, the Company commenced a 1,000 metre drill program on the Manantial Espejo Project, which was completed in late 1998. The program included in-fill drilling as well as drill testing of new targets. In addition, the Company completed a regional reconnaissance of the property. In March and April 1999, the Company conducted further fieldwork to assess new drill targets. In December 1999, the Company completed a 1,416 metre drill program.

Drilling during the 1999 program was focused on testing new targets. The program successfully intersected one new vein and confirmed the extension of a previously drilled vein. Additional geologic interpretation identified several other areas with good exploration potential. In 2000, the Company carried out further drilling and prospecting of the property.

Under an Agreement dated April 30, 2001 between Barrick and the Company, Barrick sold to the Company all of its interest in Altovalle and agreed to defer the payment of the royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver, formerly due to be paid to Barrick on completion of a final feasibility study in respect of the Manantial Espejo Project, to the commencement of commercial production. In consideration of the sale of the interest and the deferral of the payment of the royalty, the Company issued to Barrick 400,000 common shares in its capital. The acquisition completed on August 29, 2001.

In August 2001, the Company and Black Hawk, through Minera Triton, purchased two ranches totalling 28,000 hectares (108.1 square miles) for US$575,000, including buildings and improvements, payable over three years. The two ranches cover the main areas of defined mineralization at Manantial Espejo.

Under an agreement dated August 31, 2001 between Black Hawk and the Company, Black Hawk acquired from the Company half of the Company’s 20% direct interest in the Manantial Espejo Project (to be acquired from Barrick) in exchange for, among other things, the transfer to the Company of a 40% direct interest in the Sulphurets Project in British Columbia and a cash payment by the Company of $125,000. The cash payment represented a return of funds in a joint venture account, a credit for assets and an additional cash component. In addition, the Company agreed to pay Black Hawk a net smelter returns royalty of 1.2% on production in excess of current resources of silver and gold already outlined on the property. The agreement with Black Hawk completed on August 31, 2001.

On January 22, 2002, the Company received from Black Hawk an offer to sell to the Company all of Black Hawk’s interest in the Manantial Espejo Project pursuant to the terms of the right of first refusal contained in the shareholders’ agreements for Minera Triton and Altovalle. On February 22, 2002, the Company elected to exercise its right of first refusal and acquire Black Hawk’s interest in the Manantial Espejo Project for US $ 2,000,000 payable in cash or shares. Also on February 22, 2002, the Company agreed to sell a 50% interest in the Manantial Espejo Project to Pan American Silver Corp. (“Pan American”) in consideration of the payment of US $2,000,000, payable in cash or shares, and the obligation by Pan American to incur the first US $3,000,000 in joint venture expenditures following a production decision relating to the Manantial Espejo Project. On March 27, 2002, the Company completed the acquisition of Black Hawk’s interest in the Manantial Espejo Project and completed the sale to Pan American of a 50% interest in the Manantial Espejo Project. The consideration paid by the Company to Black Hawk consisted of cash of US $708,750 and 231,511 shares in the capital of Pan American, which the Company received from Pan American for the sale of the 50% interest in the Manantial Espejo Project.

The Company also entered into a joint venture agreement with Pan American on March 27, 2002 in respect of the exploration and development of the Manantial Espejo Project. Under the terms of the joint venture agreement, the Company is to remain operator of the project until a decision is made to complete a feasibility study. Thereafter, Pan American is the operator of the project until the commencement of commercial production. On commencement of commercial production, an operating company, owned by the Company and Pan American, in proportion to their respective interests in the project, will act as operator of the project. In addition, Pan American is to incur the first US $3,000,000 in joint venture expenditures following a production decision relating to the Manantial Espejo Project. Otherwise, all costs and expenses incurred in respect of the project shall be incurred by the Company and Pan American in proportion to their respective interests in the joint venture.

On March 27, 2002, the Company acquired from Repadre Capital Corporation (“Repadre”) all of Repadre’s interest in a net smelter returns royalty granted to Repadre by Minera Triton equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project. The purchase price for the royalty interest was US $200,000. The Company has agreed to sell a 50% interest in the royalty to Pan American for US $100,000.

Shafter Silver Project

Under an agreement dated September 19, 2000 among the Company, SSR Acquisition, Inc., a wholly-owned subsidiary of the Company, Coastal Capital Partners L.P., John H. Bailey, Peter Galli, Carolyn E. Galli, Mark Fidler, Kathleen Fidler and David Fraser, the Company acquired 91.8% of the issued shares of Silver Assets, Inc. in consideration of the payment of US$0.00654 per share for a total purchase price of US$599,305.15. On November 9, 2000, a short-form merger between SSR Acquisition, Inc. and Silver Assets, Inc. was effected, under which the Company acquired the remaining issued shares of Silver Assets, Inc. for US$0.00654 per share. The purchase price for 100% of the issued shares of Silver Assets, Inc. was US$693,601 (Cdn$1,024,293).

At the time of its acquisition, the sole asset of Silver Assets, Inc. was a 90.56% interest in Rio Grande Mining Company, which holds the Shafter Silver Project located near Shafter, Texas. On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the Company of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding is US$55,053 and will be paid out over time as shares are surrendered.

Since the completion of the acquisition of Silver Assets, the Company has focused its efforts on completing the permitting to place the Shafter Silver Project in production.

Candelaria Mine

Under an option agreement dated November 1, 1999 between the Company and Kinross Candelaria Mining Company, a wholly-owned subsidiary of Kinross Gold Inc. (“Kinross”), a Toronto Stock Exchange listed company, the Company acquired an option to acquire a 100% interest in the Candelaria mine, located in Mineral and Esmerelda counties of the State of Nevada. Under the option agreement, in consideration of the issuance of 50,000 common shares, the Company has six months to carry out a due diligence review of the Candelaria mine. In order to exercise the option, the Company is required to make staged cash payments over a period of 12 months, issue 600,000 units (each unit to consist of one common share of the Company and one common share purchase warrant, with each such warrant entitling the holder to acquire one additional common share for a period of one year at a price of $3.50) and pay US$1,000,000 on commencement of commercial production. The Company may also be required to purchase the processing facility located on the mine site for $300,000. In addition to the payments and share issuances, the Company will assume all liabilities relating to the mine.

On March 28, 2000, the Company and Kinross entered into an amending agreement whereby Kinross agreed to extend the term of the option by three months (to a nine-month term) on payment by the Company of $50,000 and the issuance by the Company of 27,500 common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended to March 31, 2001. On March 30, 2001, the Company delivered notice of exercise (the “Notice of Exercise”) of the option to Kinross, which provided for the closing of the purchase on amended terms. On October 1, 2001, pursuant to an agreement dated October 1, 2001, the Company acquired all of the shares of Kinross Candelaria Mining Company, a Delaware corporation and the owner of the Candelaria mine and related assets. In consideration of the acquisition of such shares, the Company paid Kinross US $65,834 and issued 600,000 common shares in its capital to Kinross and 600,000 common share purchase warrants, with each warrant entitling the holder to acquire one additional common share of the Company until October 1, 2002 at a price of Cdn $3.50 per share. The Company also agreed to assume all liabilities associated with the Candelaria mine, delivered to Kinross a promissory note in the amount of Cdn $300,000 payable in cash or shares on or before April 1, 2002 and reimbursed Kinross US $209,607 for expenses incurred by Kinross in respect of the Candelaria mine from April 1, 2001 to September 30, 2001. The Company paid the full amount of the promissory note by the issuance of 70,922 common shares on March 26, 2002.

The Company’s due diligence review of the property included re-drilling 9 holes in the Deep Diablo area, limited metallurgical studies, engineering scoping studies and a complete environmental audit. The drilling confirmed the original resource estimate. Metallurgical and engineering studies demonstrated that conventional milling of the ore is feasible at higher silver prices. The environmental review did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines.

Kinross is continuing reclamation work that is expected to be completed shortly. The Company has pledged the property as collateral pending completion of reclamation work by Kinross and the Company’s arrangement of reclamation bonding.

Diablillos Property

Under an agreement dated November 1, 2001, among the Company, Silver Standard (BVI) Inc., Pacific Rim Mining Corp. (“Pacific Rim”), Pac Rim Cayman and Pac Rim Caribe (III) (wholly owned subsidiaries of Pacific Rim), the Company agreed to acquire all of Pacific Rim’s interest in the Diablillos property located in Salta Province, Argentina through the acquisition of all of the shares of Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the purchase agreement, the Company agreed to pay Pacific Rim US $3,400,000 in staged payments, with cash payments of US $1,000,000 and US $500,000 payable on closing and December 31, 2001, respectively, and payments, in cash or shares of the Company, at the Company’s election, of US $500,000 payable on or before June 30, 2002, December 31, 2002 and June 30, 2003 and US $400,000 payable on or before December 31, 2003.

On December 14, 2001, the Company completed the acquisition of the Diablillos property and made the US $1,000,000 cash payment due on closing. On December 31, 2001, the Company paid the US $500,000 payment then due, and on January 18, 2002 issued 383,025 common shares in its capital in satisfaction of the payments due on June 30, 2002 and December 31, 2002.

Newhawk Arrangement

On September 30, 1999 pursuant to a plan of arrangement (the “Newhawk Arrangement”), holders of common shares of Newhawk exchanged every six Newhawk shares for one common share of the Company. There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement which were exchanged for 2,285,451 common shares of the Company. On completion of the Newhawk Arrangement, Newhawk became a wholly-owned subsidiary of the Company.

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Sulphurets Project (at the time 40% owned by Black Hawk Mining Inc., which interest was subsequently acquired by the Company) and a 100% interest in the Snowfield Property located in northwest British Columbia. The Sulphurets Project consists of a 60% interest in the Bruceside Property (. Since 1986, expenditures on the Bruceside Property have totalled US$27 million.

Following the Newhawk Arrangement, the Company completed reclamation work on the Sulphurets Project then underway. Reclamation work in 1999 was approved by the British Columbia Ministry of Energy and Mines, Ministry of Environment, Lands and Parks and Ministry of Forests. Total reclamation costs incurred in 1999 were $1,161,333. As at the date of this Annual Report, reclamation bonding totals $5,000 in respect of the Sulphurets Project.

Under an agreement with Black Hawk described under the heading “Manantial Espejo Project” above, the Company acquired, among other things, Black Hawk’s 40% interest in the Sulphurets Project in exchange for a 10% interest in Altovalle, a cash payment of $125,000 and 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already outlined on the Sulphurets Project property.

In November 2001, the Company granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, and the Snowfields and Blue Ice properties in consideration of a cash payment of Cdn $3,800,000. The option may be exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002, and may be further extended.

Challacolla Silver Project

Under the terms of an agreement dated November 16, 2002, the Company acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacolla Silver Project located in northern Chile. Under the terms of the option agreement, the Company is required to make cash option payments totaling US $1,500,000 over two years: US $20,000 due on signing (paid); US $130,000 due on March 1, 2002; US $250,000 due on August 1, 2002; US $500,000 due on March 1, 2003; and US $600,000 due on August 1, 2003. A five percent finder’s fee is included in the cash option payments. The property is subject to an existing 2% production royalty capped at US $850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid. The Minera Septentrion royalty may be purchased for US $1,500,000 at any time.

In late 2001 and early 2002, the Company completed an extensive sampling program of the existing works on the Challacolla silver project. The Company also undertook a seven hole, 746-metre drill program on the property.

San Marcial Silver Project

In January 2002, the Company acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial property located in Sinaloa State, Mexico. Under the terms of the option, the Company may earn a 50% interest through cash payments totalling US$29,000 and exploration expenditures of at least US$175,000 by April 30, 2002. The Company may then earn up to a 100% interest in Gold Ore’s option by either issuing 200,000 common shares of the Company with a value of at least US$350,000 or paying to Gold Ore US$350,000 in cash and common shares of the Company with at least US$150,000 in cash. Either method of payment is at the Company’s sole election.

In addition, if within three years of the date of the option agreement, (a) in excess of 50 million ounces of measured and indicated silver resources are outlined on the Property by the Company, in accordance with National Instrument 43-101 (“43-101”) of the Canadian Securities Administrators using a 50 gram/tonne silver cut-off grade, the Company shall pay to Gold-Ore, in cash or common shares in the capital of the Company, US $0.005 per ounce for each ounce of silver in excess of 50 million ounces; and (b) the afternoon fix of the price of silver on the London Mercantile Exchange is greater than or equal to US $6.50 per ounce for a minimum of 60 consecutive days, the Company shall pay to Gold-Ore, in cash or common shares in the capital of the Company, US $0.005 per ounce for each ounce of measured and indicated silver resources outlined on the Property, in accordance with 43-101, using a 50 gram/tonne silver cut-off grade.

To exercise Gold Ore’s option and earn a 100% interest in the San Marcial property pursuant to an underlying agreement, the Company will make cash payments to the property vendor totalling US$462,500 and incur US$400,000 in further exploration expenditures by February 4, 2004. the Company also agreed to pay US$100,000 on commencement of commercial production to International American Resources Inc. and a 3% net smelter returns royalty to the property vendor. Each 1% of the royalty can be acquired on payment of US$600,000.

Following the acquisition of the option, the Company completed an eight hole drill program to test the extent of the resource.

Bluey’s Silver Prospect

On August 7, 2001, the Company acquired an option from Imperial Granite and Minerals Pty Ltd. under which the Company may earn a 51% joint venture interest in the Bluey’s Silver Prospect and the surrounding tenement, located in the Northern Territory, Australia, by repaying staking and tenement costs (to a maximum of A$10,000) and incurring exploration expenditures over time totalling A$750,000. The Company may increase its interest to 100% on completion of a bankable feasibility study with the vendor retaining a 4% net smelter returns royalty or a 10% net profits interest.

Following the acquisition of the option, the Company completed a drill program which tested the known surface mineralization of the prospect.

El Asiento Project

No work was completed on the project in 2001. For disclosure as to this project, please see the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000 filed with the U.S. Securities and Exchange Commission.

Duthie Property

The Duthie Property is located 12 kilometers west of Smithers, British Columbia, approximately 1.2 kilometers north of Aldrich Lake. It operated intermittently from 1923 to the mid-1980‘s. Over much of this period, some hand-picked direct-shipping ore was mined, especially in the early years. Of an estimated 80,000 tons mined, about 59,400 tons were milled. Concentrate shipments totaled 7,144 tons. Required reclamation on the Duthie Property has been partially completed and further reclamation work is required. The Company has accrued $500,000 for reclamation expenditures in its financial statements in respect of the Duthie Property and other properties. During 1999, 2000 and 2001, the Company carried out reclamation work of $190,000, $240,000 and $177,000, respectively. Reclamation work will continue in 2002 at an estimated cost of $190,000.

Other Secondary Properties

The Company has, over time, discovered and/or acquired mineral properties with marginal economic values. These projects have been placed in inventory, each with the minimum number of claims retained to protect the mineral rights. The Company reviews such holdings on a regular basis to determine if they should be retained.

Teck Corporation – Right of First Offer

On August 28, 1996 the Company granted Teck Corporation (“Teck”), the largest shareholder of the Company, a right of first offer to prepare a final feasibility study on the Company’s properties which host proven and probable reserves in excess of 70 million ounces of silver. Teck may then earn a 50% joint venture interest in the Company’s property interest and elect to become operator, by funding the Company’s share of production financing on terms competitive with arm’s length third party lenders and financiers. In order for Teck to maintain its right of first offer, Teck must hold not less than 10% of the Company’s issued and outstanding common shares. During the year ended December 31, 2000, Teck’s interest in the Company fell below 10% of its issued and outstanding shares and, accordingly, Teck’s right of first offer terminated.

C.    Organizational Structure

The Company has nine material subsidiaries:

(a)

Silver Standard Australia Pty Limited (“Silver Standard Australia”) incorporated in Australia and acquired by the Company on August 22, 1997, 100% owned (holding the rights to the Bowdens Silver Project);

(b)	Minera Triton Argentina S.A. incorporated in Argentina and acquired by the Company on March 27, 2002, 50% owned (holding the rights to the Manantial Espejo Project);

(c)	Silver Assets, Inc. (formerly known as Belcor, Inc.) incorporated in California, USA, on June 18, 1932, 100% owned (holding the rights to the Shafter Silver Project);

(d)

Candelaria Mining Company (formerly known as Kinross Candelaria Mining Company) incorporated in Delaware and acquired by the Company on October 1, 2001, 100% owned (holding the rights the Candelaria mine);

(e)	Pacific Rim Mining Corporation Argentina S.A. incorporated in Argentina and acquired by the Company on December 14, 2001, 100% owned (holding the rights to the Diablillos property);

(f)	Newhawk Gold Mines Ltd. (“Newhawk”) incorporated in British Columbia on January 20, 1948, 100% owned (holding the rights to the Sulphurets Project);

(g)	Silver Standard Bolivia, S.A. (“Silver Standard Bolivia”) incorporated in Bolivia on September 26, 1995, 100% beneficially owned (holding the rights to the El Asiento Project);

(h)

Silver Standard U.S. Inc. (“Silver Standard US”) incorporated in Nevada, USA, on March 11, 1994, 100% owned; and (i) Minera Silver Standard Chile S.A. incorporated in Chile on November 10, 1994, 96% beneficially owned (the holder of the option to acquire the Challacolla Silver Project).

D.   Property, Plant and Equipment

Bowdens Silver Project

The following is a description of the Bowdens Silver Project. The description of the project is from the Bowdens Property, Australia Technical Report dated April 6, 2001, prepared for the Company by Pincock, Allen & Holt (“PAH”), a division of Hart Crowser Inc., in conformance with Canadian National Instrument 43-101. This report is available for review at the Company’s office. All references to Silver Standard in the description of the Bowdens Silver Project are to the Company.

Location and Access

The property is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32º 39‘S, longitude 149º 52‘E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area. See Figure 4-1, General Location Map.

Local Resources and Infrastructure

The area includes sheep ranches, farms and weekend cottages. Several large coal mines and limestone quarries are found both south of Rylstone and north of the property. The rail line between Mudgee–Lue-Rylstone-Kandos has recently reopened allowing rail access to Sydney via Kandos and Lithgow. A high-tension power line crosses the property. Skilled workers are available from Mudgee and other nearby towns.

Land Tenure

The Property consists of one exploration tenement covering 379 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, a wholly-owned subsidiary of the Company. Current details on the tenure are given in Table 5 below.

Table 5
Silver Standard Resources Inc.
Bowdens Property
Property Details

Tenement	Grant Date	Expiry Date	No. of Units	Area (Sq.km)	Expenditure Requirement

EL5920	January 30, 2002	January 30, 2004	131	379	A$85,500

The surface rights to the farm overlying the resource area were purchased by the Company in April 1999 for A$425,000. The surface rights to the adjoining farm which is the proposed location for the mill facilities were purchased in 2001 for A$310,000.

History

The original tenements were granted to CRAE during 1989 and 1990 after follow-up of an anomalous stream sediment sample and mineralized float led to the discovery in July 1998, of outcropping sulphide-bearing breccias which assayed 860 ppm silver, 0.5 percent lead and 1.0 percent zinc. Old prospector pits of unknown age are found in the mineralized outcrops. CRAE carried out rock chip and soil sampling, geological mapping, induced polarization (IP) surveys, 33 RC holes totalling 3,438 meters and five diamond drill core holes for 842 meters from 1989 to 1992 during which time the Bowdens Gift Zone of outcropping mineralization was located 500 meters east of the discovery outcrops. At the Coomber prospect, 22 kilometers south, 18 holes totalling 1,042 meters were completed.

In August 1994, the project was sold to GSME, a subsidiary of Golden Shamrock Mines Limited. GSME extended the Bowdens Gift mineralization beneath the Permian cover along a NNW trend. The original prospect was renamed Main Zone South and the north extension the Main Zone North. Further drilling by GSME discovered the Bundarra North Zone 400 meters west of the Main Zone and a southern extension called the Bundarra South Zone. From 1994 through to 1996, GSME completed 17 RC holes totalling 2,413 meters and five core holes for 665 meters. GSME completed a scoping study for a near-surface resource of 18.8 million tonnes at 99 g/t Ag. This work included metallurgical testing and environmental studies.

In August 1997, Golden Shamrock Mines Limited was merged with Ashanti Goldfields Limited and in August 1997 GSME was acquired by Silver Standard and renamed Silver Standard Australia Pty. Limited. Since the acquisition, Silver Standard has carried out geological mapping and sampling, metallurgical studies, drill testing of the Bowdens deposit and minor drilling at the Coomber prospect. Total drilling by the Company has amounted to 132 RC holes totalling 13,218 meters and 23 core holes totalling 2,186 meters.

Regional Geology

The Bowdens Project is located on the northeast margin of the Lachlan Fold Belt within a shallow marine to subaerial topographic high that formed during the Late Silurian to Middle Devonian. Other rocks exposed in the area include Devonian marine sediments, Middle Carboniferous granite intrusives and the Permian Rylstone volcanics.

Outcropping along the eastern margin of the anticlinorium are the Rylstone Volcanics that consist of altered rhyolite and dacite pyroclastics, lavas and epiclastics. Both the Bowdens and Coomber prospects are hosted by the rhyolite tuff and breccia near the base of this formation.

The Rylstone volcanics were deposited unconformably on Lue beds, also called the Coomber Formation (Fm), an Ordovician sequence of fine-grained volcanogenic sediments. The volcanics are overlain to the north and east by flat lying conglomeratic sandstone of the Shoalhaven Group.

Mineralization

Silver Standard’s geologists have identified three styles of mineralization and alteration including clay-silica-sulfide alteration, quartz-clay-rhodochrosite-carbonate-clay alteration, and sericite-clay alteration.

Pervasive clay-silica-clay alteration is best developed within the ignimbrite with pervasive silica forming up to 60 percent of the rock. Visible sulfides comprise 5 to 7 percent of the rock and are composed of mainly fine-grained pyrite with minor galena and sphalerite. Occasionally quartz-sulfide veinlets form stockworks and sheeted zones within this style of mineralization.

Quartz-clay-rhodochrosite-carbonate-clay vein or vein-breccia style of alteration is well developed in the Coomber Formation. Vein widths range from 5.0 centimeters up to 1.5 meters and consist of colloform-banded layers of chalcedonic and crystalline quartz with thin rhodochrosite bands. The colloform bands are commonly brecciated and recemented to form breccia with a mineralized matrix. Sulphides are associated with quartz and sometimes form bands of pyrite, sphalerite and galena.

Sericitic green clay alteration is best developed in the crystal tuff and ignimbrites and consists of sericite, carbonate, epidote, and minor 1 to 2 percent pyrite.

Project Exploration

Initial exploration of the property was conducted by CRAE from 1989 to 1994. From 1994 to 1997 GSME continued exploration of the property.

Since acquisition of the project in 1997, Silver Standard has carried out a series of programs to advance the property. Work to date has included geological mapping, rock chip sampling and the drilling of 15,405 meters in 159 holes.

A program of mapping and rock chip sampling in 1999 resulted in a reinterpretation of the geology and structure of the property and a better understanding of the style of mineralization. The sampling identified several anomalous areas on the west side of the known resources that was tested by drilling in late 2000. In-fill drilling was carried out in 2001 in order to allow an updated block model to be completed.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” The Company advises U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

The Company completed an updated block model of the resources for the Bowdens Silver Project in October 2001, which included the results of the 30 reverse circulation and two diamond drill holes totalling 4,319 metres completed in 2000 and 2001. The block model is based on a cut-off of 40 grams of silver-equivalent per tonne and was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators, which requires the classification of resources pursuant to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. Based on the Company’s updated model, the Bowdens SilverProject contains a measured and indicated resource of 36.1 million tonnes at an average grade of 51.8 g/t Ag, 0.24 percent Pb, and 0.32 percent Zn, for 60.2 million ounces of silver plus lead and zinc credits. Additionally, there is an inferred resource of 22.9 million tonnes at an average grade of 42.5 g/t Ag, 0.20 percent Pb, and 0.30 percent Zn, for 31.3 million ounces of silver plus lead and zinc credits.

Table 6
Silver Standard Resources Inc.
Bowdens Property
Silver Standard Resource Estimate with PAH Review
(40 g/t Ag-Equivalent Cutoff Grade – capped)

Classification	Tonnes	Silver Grade (g/t)	Contained Silver (million ounces)	Pb (%)	Zn (%)

Measured & Indicated(1)	36,100,000	51.8	60.2	0.24	0.32

Inferred(1)	22,900,000	42.4	31.3	0.20	0.30

Note:

1)

The terms “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the first paragraph of Item 4.B and the cautionary notes above.

Manantial Espejo Project

The following is a description of the Manantial Espejo Project. The description of the project is from the Manantial Espejo Property Technical Report dated April 6, 2001, prepared for the Company by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at the Company’s office. All references to Silver Standard in the description of the Manantial Espejo Project are to the Company.

Location and Access

The property is located in southern Argentina in the province of Santa Cruz, centered at longitude 69º 30’ west and latitude 48º 46' north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometers east of the property. See Figure 4-1, Manantial Espejo Project, Location Map.

Rio Gallegos, 360 kilometers south and Comodoro Rivadavia, 420 kilometers north, from Puerto San Julian, are served by daily flights to Buenos Aries. Access to the property is from Provincial Route 25, a maintained gravel road, which runs from San Julian on the coast to Gobernador Gregores, some 60 kilometers beyond the property. Within the property, gravel and dirt roads provide good access to the resource area, which is 9 kilometers from the main road. In winter or during infrequent rainstorms 4-wheel drive is recommended.

Local Resources and Infrastructure

There are no nearby power lines or telecommunication lines. A natural gas transmission line is located within 150 kilometers of the property, passing just west of San Julian. The main economic activity is sheep farming. There is no history of mining in the area, but local laborers can be found in Gobernador Gregores.

Land Tenure

The following information concerning the Company’s mineral interests that comprise the Manantial Espejo Project was prepared by the Company and was not reviewed by PAH. The Manantial Espejo (Manantial) property currently consists of 13 Minas and 6 “Manifestacion de Descrubrimiento” (“MD”) covering a total of 23,614.73 hectares, extending 36 kilometers east-west and 19 kilometers north-south. Table 7 lists the claim details.

Table 7
Silver Standard Resources Inc.
Manantial Espejo Property
Property Details

Name	Number	Type	Surface Ha

Ayelen	411.694-B-95	MINA	2,700.00

La Laguna	407.215-B-93	MINA	2,400.00

Maria Este	413.930-B-95	MINA	1,800.00

La Madriguera	407.216-B-93	MINA	2,400.00

La Alianza I	407.781-M-94	MINA	990.03

La Alianza II	407.780-M-94	MINA	500.00

La Gruta	404.149-B-97	MINA	2,738.50

Candelaria*	411.583-N-94	MINA	1,798.00

San Lorenzo II	408.610-T-98	MINA	800.00

Manantial Oeste II	408.960-B-98	MINA	282.29

Rosa	410.234-T-99	MINA	224.00

Susie	415.131-A-00	M.D.	1,000.30

Luciana	414.705-T-00	M.D.	2,978.45

Sol	414.704-T-00	M.D.	2,003.16

Ana Maria	401.561-A-01	M.D.	700.00

Patricia	401.562-A-01	M.D.	300.00

La Esmeralda	403.399-A-02	M.D.	2,700.00

Ayelen	411.694-B-95	MINA	2,700.00

La Laguna	407.215-B-93	MINA	2,400.00

Total			23,614.73

History

Exploration was first carried out in the 1970s by the Argentinean government. The original mining rights were acquired by Sr. Roberto Schubach in 1989 and sold to St. Joe Minerals in 1990. St. Joe Minerals was acquired by Lac Minerals (Lac) in 1991, and in 1994 Barrick Gold Corporation acquired Lac and assumed ownership.

From 1991 to 1994, St. Joe, Lac, and Barrick collectively completed mapping, trenching, sampling, 38 reverse circulation holes totalling 3,256 meters, 215 wagon drill holes (percussion) totalling 3,282 meters, and 45 core holes totalling 6,000 meters. Eleven trenches were completed on the Maria Vein, including two metallurgical bulk samples. Barrick completed additional trenching and mapping in 1995.

In 1996 Triton entered into an option agreement with Barrick to earn the right to acquire an 80 percent interest in the project for a total cost of $2,500,000. In 1996 Triton completed 62 diamond drill holes totalling 9,653 meters on the Maria Vein and in 1997 core drilled 42 holes totalling 6,795 meters. This drilling included 5,075 meters on the Maria Vein, with the remainder carried out on the Union-Karina and Concepcion Veins. Kilborn Engineering Pacific Ltd. (“Kilborn”) prepared a pre-feasibility dated October 1997 on the Maria Vein.

In April 1998, Triton completed making the required payments and acquired its 80 percent ownership. In late 1998 Silver Standard acquired an option to earn a 40 percent project interest and drilled 1,024 meters of HQ-size core in 18 holes concentrated on the Maria Vein. Work in 1999 included prospecting, soil sampling and mapping and in late November, Silver Standard completed 1,417 meters of HQ-size diamond drill core in 17 holes on targets other than the Maria Vein.

In November 2000, a total of 54 holes, including 27 RC holes for 1,982 meters, and 27 HQ core holes totaling 3,160 meters, were completed on various exploration targets. A total of 1,635 meters in 15 holes were drilled on the Karina-Union Vein.

In late 2001, the Company completed a 5,000 metre drill program on the Karina/Union and Melissa veins.

Regional Geology

The oldest rocks are the schists of the metamorphic late Precambrian basement. Unconformably overlying this are the Permian sandstones and shales of the La Golondrina and La Juanita Formations, which in turn are overlain by the sandstones, siltstones and conglomerates of the Triassic Tranquillo Formation. These are overlain in turn by continental sediments of the Lower Triassic Blanca Formation. Lower Jurassic granitic rocks intrude the above formations.

Poorly exposed dacitic to andesitic flows and agglomerates of the Jurassic Bajo Pobre Formation, considered to be 150-250 meters thick at Manantial, overlie the Tranquillo Formation. These rocks are overlain by the voluminous acid tuffs and ignimbrites of the Chon Aike Formation which constitutes the main bedrock type of the Massif. The Chon Aike is in the order of 400 meters thick in the project area and is overlain by or may grade laterally into the fine tuffs, tuffaceous sandstones and conglomerates of the Middle to Upper Jurassic La Matilde Formation. These two formations comprise the Bahia Laura Group. The currently known epithermal prospects within the Deseado Massif are hosted in the Baja Pobre, Chon Aike, and La Matilde Formations.

The structural setting of the known mineralization is related to the continental extension and volcanism that occurred during the mid-late Jurassic. North-northwest trending rift structures, up to 20 kilometers wide, host many of the known precious metal occurrences. These major structures are associated with west-northwest trending faults, and the mineralization at Manantial is thought to be associated with the intersection of the structures.

Mineralization

The Maria Vein is hosted by the felsic tuffs of the Chon Aike Formation. and possibly the La Matilde Formation, and occupies a structural zone striking 125º and dipping 65º south. The main vein is a thick multiphase silica vein exposed on surface for more than 1.0 kilometer and has been intersected at a depth of 275 meters. This vein is up to 40 meters thick on surface and averages 8 meters in thickness, with the true width ranging from 0.63 meters to 20 meters, with an average true width of 7.8 meters. The main vein is open to the east and at depth. The vein exhibits typical pinch and swell characteristics in addition to local shallowing of dip with corresponding local increase in grade and thickness. The hanging wall of the vein contains several sets of minor veins that are steep to near vertical and represent a typical horse-tailing system commonly developed in epithermal systems. Locally, these “parallel” veins reach a thickness that can be correlated between holes and are included in resource estimations. True thickness of the parallel veins ranges from 0.58 meters to 18.4 meters with an average of 4.2 meters.

The Maria Vein exhibits two quartz textures, an older banded colloform quartz-adularia and/or massive white quartz which may also contain gray silica, amethyst and vuggy quartz, and a younger sulphide-rich vein breccia that often crosscuts the earlier vein and carries fragments of it. Sulphide content is low and is primarily pyrite in amounts of 3-5 percent. Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed. The principal gangue mineral is quartz, along with minor quantities of adularia. The grade thickness model indicates an increase in grade at about 175 meters, suggesting that this is the top of the system.

Gold occurs as electrum inclusions contained in pyrite. Very minor visible gold in the 200-micron size has been observed in drill core along goethite-coated fractures. The silver occurs as electrum along with minor amounts of argentite, acanthite, sulfosalts, and prousite-pyrargerite. Average gold and silver grades are 5.4 g/t Au and 156 g/t Ag, respectively.

Pervasive silicification is rare in the district and is confined to the eastern hanging wall of the Maria Vein where it is associated with the horse tailing and vein swarms of the parallel veins. The volcanic host rocks are commonly propylitized and narrow zones of argillic alteration are present in the footwall and hanging wall of the veins.

To a depth of 175-200 meters, the hanging wall rocks are totally oxidized, and below this the envelope of oxidation around the vein ranges from 2-15 meters and narrows with increasing depth.

The Karina Vein strikes east-northeast and the Union vein strikes west-northwest parallel to the regional structural trend and to the Maria Vein. The Karina Vein ends at a major northwest trending fault that forms a northwest trending jog joining the Karina to the Union. The veins are exposed on surface for a distance of 850 meters and have been drilled to a depth of 150 meters. The vein system is more complex than the Maria Vein and consists of numerous parallel veins of varying thickness and dips that vary from near vertical to 70º south. The best drill intercepts to date are found associated with the northwest trending jog. The host rocks, alteration and mineralogy of the veins are similar to the Maria Vein.

The Concepcion Vein trends east-northeast parallel to one of the structural directions in the Deseado Massif. The vein is a single 60º south-dipping quartz vein mineralized over a 300-meter strike length. The best grades appear to be associated with an offset of the vein near the east end. Mineralization is open at depth and at both ends. Host rocks, mineralogy and alteration are similar to other veins on the property.

Project Exploration

Since optioning the property in late 1998, Silver Standard has carried out a series of programs to advance the property. Work to date by Silver Standard has included reconnaissance and detailed mapping, sampling and the drilling of 5,601 meters of HQ core and 1,982 meters of reverse circulation drilling.

A program of reconnaissance mapping, prospecting and sampling was carried out by Silver Standard in 1998 and continued into 1999. About 60 percent of the total area of the property was covered during this program, which resulted in a geological map at a scale of 1:50,000. Both soil and rocks were sampled. In 1999, reconnaissance prospecting and mapping at a scale of 1:1000 was carried out on the Karina Union, Sol, Marta, and Concepcion Veins using flagged grids prior to the November 1999 drilling program.

In March 2000, J.V Hamilton commenced a more intensive study of the geology and structure. This program has resulted in a reinterpretation of the stratigraphy and structure of the property and the prioritizing of additional drill targets.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” The Company advises U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Three veins: Maria, Karina-Union, and Concepcion, have been investigated in sufficient detail to enable a resource to be calculated. The Manantial Espejo Property contains a Measured and Indicated Mineral Resource of 4.391 million tonnes at a grade of 263.8 grams per tonne (g/t) Ag and 4.51 g/t Au with an additional Inferred Mineral Resource of 1.594 million tonnes at a grade of 258.5 g/t Ag and 3.65 g/t Au. Using an Ag:Au ratio of 55:1, this amounts to 72.3 million ounces of silver-equivalent and 23.5 million ounces of silver-equivalent, respectively. See Table 8.

In PAH’s opinion, the Mineral Resource has been prepared according to accepted industry standards using accepted practices, and that the work completed has been both thorough and as accurate as possible given the available database.

It is also PAH’s opinion that the classification of Measured, Indicated and Inferred Mineral Resources as estimated herein, meet the definitions of Measured, Indicated, and Inferred Mineral Resources as stated by National Instrument 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council on August 20, 2000.

Table 8
Silver Standard Resources Inc.
Manantial Espejo Property
Current Resource Estimate

Vein	Method	Cut off	Mining Width	M Tonnes Meas	g/t Ag	g/t Au	M Tonnes Ind	g/t Ag	g/t Au	M Tonnes Meas + Ind	g/t Ag	g/t Au	M Oz Ag Eq 55:1	M Tonnes Inf	g/t Ag	g/t Au	M Oz Ag Eq 55:1

Maria	Polyg.	165 g/t AgEq	3 m	1.39	235.4	5.23	1.579	223.5	4.71	2.977	229.1	4.95	48.0	0.838	181.8	3.86	10.6

Karina Union	Polyg.	165 g/t AgEq	1.5 m				1.243	341.5	3.51	1.243	341.5	3.51	21.4	0.625	348.7	3.55	10.7

Concepcion	Polyg.	3g/t AuEq	1.5 m				0.171	302.5	4.01	0.171	302.5	4.01	2.87	0.131	319.1	3.74	2.21

				1.398	235.4	5.23	2.993	277.0	4.17	4.391	263.8	4.51	72.27	1.594	258.5	3.65	23.51

Concepcion cutoff ratio is 65:1 Ag:AuMaria,
Karina cutoff ratio is 55:1 Ag:Au

The terms “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the first paragraph of Item 4.B and the cautionary notes above.

Candelaria Mine

The following is a description of the Candelaria Mine. The Company has had a technical report prepared on the Candelaria Mine by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at the Company’s office.

Location

The Candelaria mine is located in the Candelaria Hills in west central Nevada approximately 55 miles south of Hawthorne, Nevada.

History

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high grade veins in 1864. From then until 1954, the property produced 22 million ounces of silver. The property was acquired by Occidental Minerals and later Nerco Minerals, who built the present processing facility and operated the mine from 1980 until 1989. During that time they produced over 33 million ounces of silver. Kinross Candelaria Mining Company, a wholly owned subsidiary of Kinross Gold Inc., (“Kinross”) purchased the property in 1994 and operated the mine until January 1999. Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Geology

Mineralization within the district is confined to the Candelaria Shear. High grade veins form along contacts of intrusive felsic dikes within the host volcanics. Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone. The main ore bodies vary in width from 80 to 120 feet averaging 3.5 to 4.1 ounces of silver per ton.

Reclamation

Reclamation of the site has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. The Company has completed an environmental audit of the property. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion uses the terms “inferred resources.” The Company advises U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

The Company had a resource estimate prepared by PAH as part of a technical report on the Candelaria Mine. PAH estimates the Candelaria mine to contain an a measured and indicated resource of 44.1 million ounces of silver and 40,000 ounces of gold (or 46.6 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio) and an inferred resource of 82.8 million ounces of silver and 10,000 ounces of gold (or 84.8 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio).

Shafter Silver Project

The following is a description of the Shafter Silver Project. The description of the project is from the Shafter Silver Project Technical Report dated April 10, 2001, prepared for the Company by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at the Company’s office. All references to Silver Standard in the description of the Shafter Silver Project are to the Company.

Location and Access

The Shafter Mining District is located in south central Presidio County, in southwestern Texas, at latitude 29°30’ north and longitude 104°20’ west. The town of Shafter at the eastern border of the district is 44 miles south of Marfa, and 21 miles northeast of Presidio on the Mexico border, at the northeast border of the Mexican State of Chihuahua. The Big Bend National Park is about 60 miles to the southeast of Shafter. Access to the property is by paved roads from El Paso via Marfa. The closest major airport is at El Paso. See Figure 4-1, Location Map, Shafter Silver Project.

Land Tenure

The Shafter-Presidio Silver Mine is on private land in the State of Texas. Silver Standard controls approximately 3,500 acres of private land on and around the mine sites. Silver Standard also controls, via a lease option taken out in April 1998 by the previous owner RGMC [Rio Grande Mining Company, now an indirect subsidiary of the Company], a contiguous 16,000-acre tract of private ranch land (single owner), which includes the Red Hills copper-molybdenum deposit and several miles of land on-trend between Shafter and Red Hills. This lease option includes the right to purchase significant portions of the tract.

RGMC has previously purchased all the “major” outstanding royalties on metal production from the Shafter silver deposit. The royalty on the very narrow state lease remains and it contains only a minor amount of ore as well as the royalty on the Chavez-Miller portion of the property of 6.5% which is being reduced to 2%. When RGMC purchased the Shafter property, a 6.25 percent Net Smelter Return Royalty was payable to Cyprus Amax out of future mining revenues. RGMC purchased this royalty from Cyprus Amax for $50,000 cash and a $475,000 note. The note was reassigned to Silver Assets [Silver Assets, Inc., now a wholly-owned subsidiary of the Company] in exchange for RGMC stock and has now been paid out.

RGMC has previously quitclaimed the old Presidio mill-tailings site to Cyprus Amax (Cyprus Amax was the previous owner before GFMC [Gold Fields Mining Company]), who carried out reclamation work in conjunction with GFMC. In 1995 work was done to conform the property to the appropriate safety standards. There is now little environmental risk associated with this property.

In April 1998, RGMC repurchased a third party’s right of first refusal which covered a significant portion of the Shafter-Presidio property for $30,000.

Environmental Liabilities and Permitting

Ellis Environmental Engineering initiated base-line work for the proposed silver operation in 1996 for RGMC. A weather station was installed and stream and water well sampling programs were started. Flora, fauna and bat surveys were completed in 1998. In 1999, RGMC engaged EnviroNet Inc. to prepare the permits. Silver Standard has continued to retain EnviroNet for the completion of the permitting.

No federally-listed threatened or endangered species are known to occur within the project area. The Hinkley oak was observed in the project vicinity, outside the area of impact. Three populations of the plant were observed in February 1999, on limestone outcrops, near the proposed solid waste storage facility. Lloyd’s hedgehog cactus and Lloyd’s Mariposa cactus were not observed in the vicinity of the project during the botanical survey. Peregrine falcons may occasionally forage in the area, but no nesting habitat is available. Habitats in the project area are not typical of those known to be used by the northern aplomado falcon. No suitable habitat is available within the project area for the southwestern willow flycatcher. Neither Mexican long-nosed bats nor sign characteristics of nectivorous bats was observed in the mine shafts adjacent to the project site during a bat use evaluation conducted in January 1999.

An archeological survey was conducted by Timothy M. Kearns in July 1999 for areas within three alternative sites for the proposed tailings impoundment. Four archeological sites and 51 isolated finds were recorded during the survey, but none were considered of enough significance to warrant additional work or curation. On this basis, Kearns concluded that “archeological clearance is recommended for the proposed undertaking.”

Environmental and engineering studies completed by GFMC provide a background for the current effort to prepare and obtain permits for the proposed Shafter mining and milling operation. The RGMC plan called for mine production via the existing seven-foot diameter shaft, thus eliminating the major decline proposed by GFMC. Under this plan, the mill was to be located west of the original GFMC mill site, up-slope of the proposed tailings-storage facilities. The Livingston Ranch has agreed to take any excess water from the mining and milling operation for irrigation on their adjoining property.

History

The mineralized areas in the Shafter district were first explored in 1880 by John Spencer, and his Mexican workers. It is thought that some old workings near the Perry Mine may date back to early prospecting by Spanish explorers. The first official mining company was the Presidio Mining Company organized in 1881. Production began from the Mina Grande deposit in 1883 but was not profitable until 1888. Ore was mined continually from 1883 until 1913, with ore generally averaging 20 to 30 ounces silver per ton, with annual mine output about 20,000 tons per year. A cyanide mill was built in 1913, and mine output increased to 84,000 tons per year through to 1926, but grade decreased to 17 ounces silver per ton.

In 1926, the property was transferred to American Metal Co. of Texas and annual production decreased to 50,000 tons at grade of over 20 ounces silver per ton. Production continued through to 1940 except for a period in 1930 — 1934 when the price of silver dropped. The mine was closed in August 1942 by the War Act. From 1883 to 1942, total recorded production from the property was 2.306 million tons of ore containing 35.153 million ounces of silver at an average grade of 15.24 ounces silver per ton.

After World War II, the district was quiet until Phelps Dodge commenced evaluation of the Red Hills intrusive 5 miles west of Presidio when the copper price increased in the 1950s. In the 1970s, Duval Corporation drilled approximately 80 holes into the Red Hills intrusive and outlined the copper-molybdenum porphyry zone. Duval also undertook a regional exploration program involving geochemical and geophysical surveys to search for other mineralized zones.

In 1977, GFMC, formerly Azcon, acquired the property from Cyprus Amax, (the parent company of American Metals Co. of Texas). From 1977 to 1982, GFMC spent over $20 million on exploration and development work in the Shafter silver district. Through a systematic surface-drilling program, GFMC identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This down dip extension to the east, northeast from the old Presidio Mine, is now known as the Shafter deposit. The work by GFMC indicated a resource of 20 – 30 million ounces of silver left at cut-off grades ranging from 3-8 ounces silver per ton.

By 1994, GFMC had invested in excess of $20 million in the Shafter Project, which they had abandoned after the Hunt Brothers silver price situation. In late 1994, GFMC (now a division of Hanson Natural Resources Company) sold the property to RGMC.

Regional Geology

Many of the world’s largest carbonate-hosted silver-lead-zinc deposits occur in northern Mexico, and some have been in production since the1600‘s. These deposits occur in thick carbonate-dominant Jurassic to Cretaceous basinal sedimentary sequences underlain by Paleozoic or older crust. The districts lie within, or on the margins of, a major fold-thrust zone. The mineralization appears to be controlled by structures parallel to the trend of the belt. Mineralized and altered intrusive and volcanic rocks of Tertiary age occur in most districts. The mineral deposits are characterized by irregular deposits that often have definite structural controls and are stratigraphically non-conformable.

The regional geology in the area of south western Texas is similar to that described above with a thick Jurassic-Cretaceous sedimentary basin overlying the older Paleozoic basement. The sedimentary basin was thrust faulted and folded during the Laramide orogeny and contains thick carbonate sequences which extend over 1,600 kilometers in length from southeastern Arizona and southern New Mexico, through northern Mexico and southwestern Texas. The thick sequence of Mesozoic sedimentary rocks represents a transgressive succession deposited during the subsidence of the eastern area of the basin with the formation of an island-reef-basin environment. The carbonate formations in the basin sequence often exceed 3,000 meters in thickness, and consist of continuous sections of platform- and basin- deposited limestones with minor dolomite sequences. The silver-lead-zinc deposits in these basinal sequences are referred to as “carbonate-hosted deposits” because of their irregular but sharp contact with their enclosing carbonate host rocks.

Regionally, the mineral districts lie along or near the eastern limit of the mid-Tertiary volcanic fields and its eastern outliers. All the carbonate hosted deposits in northeastern Mexico lie in tectono-stratigraphic terrain underlain by Paleozoic or older crust. There appears to be no consistent connection between carbonate rock type and mineralization. In some districts, mineralization occurs within numerous different carbonate strata and facies through vertical intervals of over 1,000 meters. In other places, specific strata or facies contain the bulk of the mineralization. Overall lithologic contrasts appear to be important, with many deposits containing mineralization in carbonate strata within or below relatively less permeable rocks. Mineralization appears to be controlled by a combination of folds, faults, fractures, fissures and intrusive contacts that acted as structural conduits for mineralizing solutions. Mineralization is believed to be related to the mid-Tertiary Sierra Madre Occidental volcanic event.

Mineralization

The mineralization has been described as carbonate-hosted deposits because of its irregular but sharp contacts with their enclosing carbonate host rocks. There is little evidence in the Shafter District to indicate the source of the mineralizing solutions. No evidence of contact metamorphism has been noted, and this may indicate that the mineralizing solutions have traveled some distance, either horizontally or vertically through the stratigraphy.

The mineral deposition comprised four main phases:

1.     A limited amount of dolomitization;

2.     Silicification;

3.     Deposition of calcite and other metallic minerals including galena, sphalerite, and possibly argentite; and

4.     Supergene alteration. Silver is the major ore mineral with lead and zinc also being present.

The mineral deposits in the Shafter Mining District occur in the upper units of the Permian Limestone, mainly as replacement bodies along the bedding planes. The mineralization took place after the intrusion of dikes and sills of Tertiary age. The ore minerals have all had some oxidation and much of the silver is in argentite and cerargyrite. The deposits are parallel to the bedding, have a tabular form, and are called “manto” deposits, although there are many irregularities in the shapes of the deposits, which dip gently to the southeast. Veins containing the same minerals as the mantos are common in the eastern part of the Shafter District. Many of these veins are fissure filling and have brecciated zones.

Mineralogy is fairly consistent with the whole district. The hypogene minerals include dolomite, calcite, quartz, pyrite, sphalerite, galena, argentite, and possible chalcopyrite and tetrahedrite. Supergene minerals include iron and manganese oxides, plumbojarosite, argentite, cerargyrite, native silver, cerusite, anglesite and small amounts of covellite, chrysocolla, and possibly other copper minerals. Locally at the Presidio Mine the principal silver minerals are argentite and minor native silver. Other minerals are quartz, calcite, goethite, and some dolomite, hemimorphite, willemite, galena and sphalerite. Secondary minerals are cerusite, goethite and hematite.

Project Exploration

The up-dip extension of the Shafter deposit was mined by Presidio Mining Company from 1883 to 1926, when the mine was taken over by American Metals. In 1930, the mine was shut down due to the Depression. American Metals reopened the mine in 1934 and continued to operate until 1942, when it was closed due to World War II. GFMC conducted extensive exploration, including underground work, between 1979 and 1983. Most recently, RGMC has conducted exploration on the property.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” The Company advises U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

PAH developed a three-dimensional computerized model of the Shafter silver deposit that was used in the development of the geologic resource estimate. Resources were estimated inside of a mineralized boundary that was developed using a 1.0-ounce silver per ton limiting boundary and the drill hole data. The resources were estimated using polygonal and inverse distance to a power techniques. Two methods of estimation were used in order to ensure that no bias was developed in the estimation process.

PAH’s estimated geologic resource includes all material in the model without regard to mineability. The estimated resource, using inverse distance to the power of three, has been separated into measured, indicated, and inferred confidence categories and is shown in Table 9, for a silver cutoff grade of 6.0 ounces silver per ton. At a 5.0 ounces silver per ton cutoff grade, the estimated measured + indicated resource is 2.09 million tons averaging 10.06 ounces silver per ton, for 21.0 million contained ounces of silver; with inferred resources of 1.57 million tons averaging 12.83 ounces silver per ton, for 20.2 million ounces of silver. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per tonne applied to all material. PAH believes that the classification of the resources meets the standards of NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

As of the date of this report, there are no defined mineable reserves for the Shafter silver project.

Table 9
Silver Standard Resources Inc.
Shafter Project
Geological Resource Summary – Block I, II, III, IV, V
(at a 5.0 opt Ag cutoff grade)

	Measured		Indicated		Measures & Indicated		Inferred
Mineral Zone	Ktons	Silver (opt)	Ktons	Silver (opt)	Ktons	Silver (opt)	Ktons	Silver (opt)
Block I Resource (53750 E to 59000 E)
Main Zone	333	8.75	666	8.49	999	8.58	240	8.83
Second Zone	7	9.29	16	11.08	23	10.54	0	0
Total	340	8.76	682	8.55	1,022	8.62	240	8.83
Block II Resource (52300 E to 53750 E)
Main Zone	248	11.02	333	9.73	581	10.28	121	8.01
Second Zone	12	7.84	34	8.29	46	8.17	0	0.00
Total	260	10.87	367	9.60	627	10.13	121	8.01
Block III Resource (51000 E to 52300 E)
Min. Zone	20	12.83	134	12.64	154	12.66	393	10.96
Block IV Resource (49600 E to 51000 E)
Min. Zone	10	13.31	42	11.99	52	12.24	221	14.64
Block V Resource (45500 E to 49600 E)
Min. Zone	28	11.10	202	14.44	230	14.03	597	15.97
Combined Block I, II, III, IV, and V Resource (45500 E to 59000 E)
Grand Total	658	9.89	1,427	10.14	2,085	10.06	1,572	12.83

Note:

1)	Block I and II resource confidence categories primary zone (measured 0-50 feet, indicated 50-125 feet, inferred 125-200 feet).

2)	Block I and II resource confidence categories secondary zone (measured 0-50 feet, indicated 25-75 feet, inferred 75-200 feet).

3)	Block III, IV, and V resource confidence categories (measured 0-25 feet, indicated 25-75 feet, inferred 75-200 feet).

4)	Block II, III< IV, and V resources have been adjusted for previous underground mining from the Presidio Mine.

5)	No dilution adjustments made to resource.

6)

The terms “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the first paragraph of Item 4.B and the cautionary notes above

Diablillos Project

The Diablillos silver-gold project is located on the Puna Plateau in the province of Salta in northwestern Argentina near its border with Chile. The property consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by road.

The silver-dominant mineralization at Diablillos is hosted by a high sulphidation epithermal system in andesitic volcanic rocks. The mineralization is largely confined between two northeast-striking faults approximately 1,300 feet (400 metres) apart.

Silver mineralization in the Oculto deposit occurs as native silver, chloragerite and matildite. As mineralization is both oxide and sulphide, recoveries in heap leach tests were sufficiently low to recommend milling as the optimal method of recovery.

Much of the recent work on the Oculto epithermal silver-gold deposit at Diablillos was completed by Barrick Gold Corporation. The Oculto deposit is defined by 17 diamond drill holes totalling 3,010 metres and 79 reverse circulation holes totalling 19,114 metres. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion uses the terms “inferred resources.” The Company advises U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Mine Development Associates (MDA) of Reno, Nevada, estimates the Oculto deposit to contain an inferred resource of 96.8 million ounces of silver and 815,000 ounces of gold, or 137.6 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio. This block model estimate was calculated by Mr. Steve Ristorcelli, RPG, of Mine Development Associates (Reno, NV) who is an independent Qualified Person (QP) under the terms of National Instrument 43-101 of the Canadian Securities Administrators.

Challacolla Project

The Challacolla project is located 130 kilometres southeast of Iquique and 15 kilometres east of the Pan American Highway at an elevation is 4,900 feet (1,500 meters) above sea level in the Region of Tarapaca in northern Chile and covers an area of approximately 14.5 square mile (37.5 square kilometres).

The Challacolla deposit consists of four main north-south trending veins. The principal vein, Lolon is 2,000 metres in length and has been prospected and developed along 700 metres. Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 metres in width and crosscuts rhyolites, dacites, and andesites. During the 1990‘s, 22 holes, along with significant underground sampling was undertaken by various exploration groups.

To date the Company has completed a sampling program of the underground workings at 25 metre intervals comprised of over 1,000 samples and has completed a seven hole, 746-metre drill program which tested approximately 600 metres of strike length of the Lolon vein that extends on surface for 2,000 metres.

San Marcial Silver Project

The San Marcial silver project is located in Sinaloa State, Mexico 56 miles (90 kilometres) due east of Mazatlan in west central Mexico and covers an area of 4.8 square mile (1,250 hectare). In March of 2002, the Company completed an eight hole, 1,204 meter drill program to test the area of known mineralization on the San Marcial vein.

Sulphurets Project

The following is a description of the Sulphurets Project. The description of the project is from the Sulphurets-Bruceside Property Technical Report dated April 16, 2001, prepared for the Company by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at the Company’s office. All references to Silver Standard in the description of the Sulphurets Project are to the Company.

Location and Access

The Sulphurets-Bruceside property is located in the Coast Range Mountains of northwestern British Columbia approximately 900 kilometers north of Vancouver and 240 kilometers north of the town of Prince Rupert. Latitude and longitude are 56 degrees 29 minutes north and 129 degrees 13 minutes west, respectively, and corresponding to NTS sheets 104B/8-9.

Access from the town of Stewart (62 kilometers south-southeast of the property) is currently by helicopter. During the underground exploration period in the late 1980s, freight, supplies and personnel were transported from Stewart overland via paved Highway 37, then by gravel road to Bowser Lake, then by barge along Bowser Lake (25 kilometers) then by road along Bowser River and finally by tracked vehicle up the Knipple Glacier (15 kilometers) and a further 3.0 kilometers of gravel roads to the camp site.

Local Resources and Infrastructure

The towns of Terrace and Smithers are located in the same general region as the Sulphurets-Bruceside property. Both are directly accessible by daily air service from Vancouver. Stewart has good road access but does not have scheduled air service. There was a permanent camp on the property at Brucejack Lake but this has been dismantled and the site reclaimed.

Land Tenure

As of January 25, 2001, the Sulphurets-Bruceside property consists of 28 recorded claims containing 146 claim units in the Bruceside claim group. PAH has not independently verified title and ownership, and the list of claims and the information herein was derived from a search of the B.C. Ministry of Energy and Mines database and confirms information provided by Silver Standard. All claims lie within the Skeena Mining Division and are recorded under Newhawk Gold Mines Ltd. (now a wholly-owned subsidiary of Silver Standard). A legal survey has not been undertaken.

Table 10
Silver Standard Resources Inc.
Sulphurets-Bruceside Property
Claims List

Tenure Number	Claim Name	Good Standing Until	Units	Tag Number	Silver Standard Ownership
250388	Tedray No. 12	January 31, 2010	15	29503	100%
250899	Red River 3	January 31, 2010	2	9244	100%
250939	Red River 4	January 31, 2010	12	37937	100%
250940	Red River 5	January 31, 2010	2	37938	100%
250985	Red River 6	January 31, 2010	12	72855	100%
250986	Red River 7	January 31, 2010	4	72856	100%
250990	Tedray 21	January 31, 2010	2	8850	100%
251022	Red River 8	January 31, 2010	2	72864	100%
251023	Red River 9	January 31, 2010	2	72865	100%
251058	Red River 10	January 31, 2010	12	84661	100%
251059	Red River 11	January 31, 2010	6	84662	100%
251066	Tedray 22	January 31, 2010	8	37931	100%
251284	OK #5	January 31, 2010	8	93645	100%
251285	OK #6	January 31, 2010	4	93646	100%
251286	OK #7	January 31, 2010	12	93647	100%
251287	OK #8	January 31, 2010	2	93648	100%
251512	Goldwedge #3	January 31, 2010	6	97613	100%
254205	Red River 50	January 31, 2010	2	222066	100%
254206	Red River 51	January 31, 2010	2	222067	100%
254207	Red River 52	January 31, 2010	2	222068	100%
254208	Red River 53	January 31, 2010	14	222069	100%
254209	Red River 54	January 31, 2010	1	222057	100%
313084	Tedray Fr	January 31, 2010	1	209777	100%
313085	Red River Fr	January 31, 2010	1	209776	100%
313086	OK Fr	January 31, 2010	1	209774	100%
313087	Malone Fr	January 31, 2010	1	209775	100%
313089	Malone	January 31, 2010	6	209788	100%
313090	Malone 2	January 31, 2010	4	209797	100%
Total Units			146

History

The area encompassing the Sulphurets-Bruceside property has been intermittently explored for precious and base metals for more than 100 years. Earlier work is generally not well documented, but activities since the 1950s are reasonably well known. The following is a chronological description of mineral exploration in the Sulphurets Creek — Brucejack Lake area.

1930'S	Churn drill testing for placer gold on Sulphurets Creek.

1935	Prospectors discover copper mineralization about 6 kilometers northwest of Brucejack Lake.

1959	Gold and silver mineralization discovered in upper Sulphurets Creek area.

1960	Granduc Mines Limited and Alaskan prospectors staked the main Sulphurets claim group.

1961-1968	Prospecting led to the discovery of several gold-silver and copper occurrences, six copper-molybdenum zones tested with 40 diamond drill holes.

1970s	Granduc conducted geological mapping, sampling, geophysics, prospecting and limited drilling on known base and precious metal targets north and northwest of Brucejack Lake.

1980-1984	Esso Minerals optioned the property and carried out exploration for porphyry targets. Esso drilled a total of 8,230 meters.

1985	Newhawk (60%)-Granduc (40%) joint venture formed. Approximately 3,600 meters of drilling was carried out on the West, Shore, and Gossan Zones.

1986-1990	Joint venture initiated underground exploration and development of the West Zone. During the period, a total of 35,000 meters of surface drilling, 14,800 meters of underground drilling, and 5,230 meters of underground development on the West Zone were carried out. In 1990, resources were calculated by WGM. Corona completed a feasibility study.

1991-1994	Trenching, mapping, airborne surveys, and surface drilling were carried out by Joint Venture on a property-wide scale evaluating surface targets, including the Shore Zone, Gossan Hill, Galena Hill, Maddux and SG. A total of 12,974 meters were drilled in 57 holes on the Sulphurets-Bruceside Property.

1995-2001	No exploration or development work was carried out on the properties. The camp and waste-rock dumps were reclaimed in 1999.

Regional Geology

The Sulphurets-Bruceside property, which lies within the Stikine Terrain, is underlain by Hazelton Group volcanic, volcaniclastic and sedimentary rocks of upper Triassic to lower and middle Jurassic age. The Hazelton rocks are intruded by Mesozoic felsic to intermediate plutons and a few Tertiary mafic dikes and sills. Mapping by Britton and Alldrick (1991) and by Kirkham (1994) subdivides the Hazelton Group into several formations: sandstone and conglomerates, of the lower Unuk Formation; volcanics and siltstones of the upper Unuk Formation; interbedded conglomerates, sandstones, and intermediate to mafic volcanics of the Betty Creek Formation; felsic pyroclastic and tuffaceous rocks, of the Mount Dillworth Formation; and siltstones and sandstones, of the Salmon River Formation. The youngest rocks in the region are sedimentary rocks of the Bowser Lake Group. Hazelton Group rocks are gently folded, with strong north-south steeply dipping normal and reverse faults.

Intrusive rocks include felsic plutons that are probably coeval with the Jurassic volcanics, Cretaceous Coast Plutonic Complex Batholiths and stocks and minor Tertiary diabase dikes and sills.

Mineralization

A north-trending zone of intense quartz-sericite-pyrite alteration 100 to 450 meters wide and 4.5 kilometers long cuts through the central part of the claim group. The alteration is pervasive and hosts over 40 known zones of structurally controlled quartz-carbonate gold-silver bearing veins, stockworks and breccias. The most important ore-bearing structures occur within a complex vein system and can range from a few centimeters up to 50 meters wide and can contain up to 60 percent quartz. Individual mineralized zones range in length from several meters to several hundred meters.

The majority of the veins trend northwest-southeast and dip steeply northeast. Less common are northeast trending and east west striking veins that can have dips of 60 degrees north to vertical.

West Zone

The most important mineralized zone on the property is the West Zone, where the underground development was carried out. The West Zone is a structurally controlled southwest-trending vein system that is possibly related to splay faulting from the north-trending Brucejack Fault.

Metallic mineralization within the West Zone alteration zone consists primarily of disseminated pyrite and minor arsenopyrite. The vein mineralogy consists of up to 10 percent disseminated pyrite with variable amounts and combinations of tetrahedrite, tennantite, arsenopyrite, chalcopyrite, galena, pyrargyrite, sphalerite, polybasite, electrum and native gold.

The zone consists of ten individual veins that vary in thickness and length, that generally plunge steeply southeast and dip steeply northeast, and are contained within an envelope of alteration. The most important veins in terms of contained ounces are the R-4 and R-8.

The R-4 vein extends 280 meters vertically and consists of two shoots each about 40 meters in strike length increasing to 130 meters at depth with an average grade of 0.441 opt Au and 27.1 opt Ag. The R-8 vein has a strike length of 80 meters and an average width of 2 to 5 meters with a vertical extent in excess of 190 meters. It has a 58-degree dip and averages 0.623 ounces gold per ton and 12.4 ounces silver per ton with a high-grade core averaging 1.259 ounces gold per ton and 20.5 ounces silver per ton.

Shore Zone

The Shore Zone is a 500- by 50-meter zone of mineralized stockworks, breccias and veins enclosed in a 150-meter wide zone of phyllic-sericitic alteration. Individual veins are stacked en echelon with lenses up to 100 meters long and 1.5 meters wide. Grades are variable, the best intersection to date is 2.24 ounces per ton gold, 4.3 ounces per ton silver over a true width of 10 meters. Drilling has amounted to 10,945 meters in 63 holes. The zone is open at depth.

Gossan Hill

Eleven zones of individual east-west striking quartz-carbonate-sericite veins, and stockworks containing up to 10 percent sulphides have been identified to date. Individual veins can be up to 245 meters long with widths of up to 20 meters. The Tommyknocker and PM-4A are the most significant zones. The mineralization is erratic within the structures and drilling in 1994 indicates the zone persists to at least 200 meters below surface but with no increase in grade. Total drilling to date is 7,380 meters in 40 holes.

Galena Hill

The Galena Hill Zone is underlain by altered volcanics containing a 200- by 400-meter area of quartz-sericite-pyrite alteration that contains eight northeast-southwest steeply dipping sulphide-bearing quartz veins up to 285 meters long and up to 8 meters wide. Since 1981, 28 holes totaling 3,000 meters have tested the veins over a 250-meter strike length. The best intersection is 1.565 opt Au over 3.0 meters. With the exception of one vein, G-8, which has been tested with 13 holes and is 250 meters long and up to 3 meters wide, the majority of the veins, although continuous along strike and down dip, are too narrow and low grade to be of interest.

SG / Maddux

The SG vein, one of six veins contained within quartz-sericite-pyrite alteration zones has been evaluated by 874 meters of drilling in seven holes and 123 meters of surface trenching in 27 trenches. The zone of quartz veining, stockworks and breccia has a strike length of 280 meters and is up to 3 meters wide, although the drilling was confined to an 80 meter strike length. The best drill intercept is 0.374 opt Au and 1.32 opt Ag over 3.0 meters. The veins are open at depth and along strike.

The Maddux zone, close to the SG but across the Brucejack Fault is a similar zone of quartz stockwork within a 300- by 50-meter-wide zone of quartz-sercite-pyrite altered tuff and breccia. In 1993 two holes and 26 trenches tested the zone. The best drill intersection was 0.690 ounce per ton gold and 1.02 ounce per ton silver over 0.65 meters.

Project Exploration

Granduc conducted the initial exploration of Sulphurets-Bruceside resource areas in the 1970s and subsequently optioned the property to Esso Minerals, both carried out limited drilling. From 1985 to 1995, the Newhawk Mines/Granduc Mines Joint Venture conducted extensive exploration, including surface and underground drilling and sampling.

Silver Standard has not carried out any exploration or development work on the property since its acquisition in 1999.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” The Company advises U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Based on the previous work by other independent consultants, the Sulphurets-Bruceside Property contains a measured and indicated mineral resource of 1,135,800 tons averaging 0.371 ounces gold per ton and 15.1 ounces silver per ton, with an additional inferred mineral resource of 151,300 tons at a grade of 0.542 ounces gold per ton and 5.0 ounces silver per ton. Based on a Ag:Au equivalency ratio of 55:1, this amounts to a measured + indicated resource of 40.3 million ounces of silver-equivalent and an inferred resource of 5.2 million ounces of silver-equivalent. The total resource is summarized in Table 11.

Table 11
Silver Standard Resources Inc.
Sulphurets-Bruceside Property
Combined Mineral Resources

Mineral Zone	Estimation	Confidence Category	Tons	Gold (opt)	Silver (opt)	AgEq (ounces)
West	WGM-1990	Measured	144,000	0.48	19.1	6,600,000
West	WGM1990+ Newhawk1990	Indicated	899,500	0.35	15.5	31,400,000
Shore	Newhawk-1989	Indicated	92,300	0.37	4.6	2,300,000
Subtotal		Meas+Ind	1,135,800	0.371	15.1	40,300,000
West	WGM-1990	Inferred	51,600	0.18	8.0	900,000
SG	Newhawk-1993	Inferred	46,200	0.29	0.8	800,000
Galena Hill	Newhawk-1993	Inferred	30,900	0.78	8.7	1,600,000
Gossan Hill	Newhawk-1993	Inferred	22,600	1.52	2.0	1,900,000
Subtotal		Inferred	151,300	0.542	5.0	5,200,000

Note:

1)	PAH tabulated the resource silver equivalent ounces using an Ag:Au equivalency ratio of 55:1.

2)

The terms “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the first paragraph of Item 4.B and the cautionary notes above.

It is PAH’s opinion that the estimation of the mineral resources, as stated above, has been prepared according to accepted industry standards using accepted practices and that the work completed has been both thorough and as accurate as possible given the available database. It is PAH’s opinion that the classification of measured, indicated and inferred mineral resources as estimated herein, meets the definitions of measured, indicated and inferred mineral resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council on August 20, 2000.

Office Space

The Company leases, along with one other company, 3969 square feet of office space in Vancouver, British Columbia at 1180 – 999 West Hastings Street, Vancouver, British Columbia under the terms of a lease which runs until March 31, 2003. The Company share of the rent for the office space is $6,194 per month. The property is used as the Company’s head office. A total of 12 full and part-time employees operate out of this office.

Item 5      Operating and Financial Review and Prospects

A.    Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of the Company, which statements are prepared in accordance with Canadian GAAP. Reference should be made to note 19 to such financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

Year ended December 31, 2001 compared to year ended December 31, 2000 and year ended December 31, 1999.

For the year ended December 31, 2001, the Company incurred a loss of $3,377,000 ($0.13 per share) compared to a loss of $1,705,000 ($0.08 per share) in 2000 and $1,264,000 ($0.07 per share) in 1999. The larger loss in 2001 relates to mineral property costs written off.

Expensed exploration and mineral property costs including reclamation were $2,052,000 for the year compared to $571,000 in 2000 and $474,000 in 1999. Property examination and exploration expenditures were $107,000 during 2001, down from $174,000 in 2000 and $320,000 in 1999, reflecting a greater emphasis on acquisitions. In 2001, the El Asiento mineral property was written off ($1,744,000). In 2000, the Nickel Mountain property was written off ($68,000). There were no property write-offs in 1999.

Reclamation costs expensed in 2001 were $201,000 compared to $329,000 in 2000 and $154,000 in 1999. The company continued its reclamation activities on the Duthie property in British Columbia with the reduction in expenditures due to less work completed because of poor weather.

Expenses were $1,517,000 during 2001 compared to $1,418,000 in 2000 and $936,000 in 1999. The increase during 2001 related to general and administrative costs which were $1,105,000 or $113,000 over the comparable period in 2000. Costs associated with the annual and quarterly reports were $38,000 greater than the previous year due to higher annual report production and mailing costs resulting from a larger shareholder base. Investor relation salaries were $66,000 higher than the previous period due to the end of cost sharing with a related company and greater investor relations activity. There were two main reasons for the increase in expenses in 2000 over the comparable period in 1999. A total of $363,000 was a non-recurring item associated with the mailing of a widely distributed financial publication on the prospects for silver, in which the Company was discussed, and $52,000 related to a non-recurring pension obligation to a senior officer of the Company.

Other income totalled $192,000 in 2001 compared to $284,000 in 2000 and $146,000 in 1999. Lower cash balances available for investment and lower interest rates were the contributing factors for the $28,000 reduction in investment income in 2001 compared to 2000. In 2000, higher cash balances available for investment throughout the year was the main reason for the $137,000 increase in investment income during the year. Also in 2000, a $94,000 gain was recorded on the sale of mineral properties resulting from the business combination with Newhawk Gold Mines Ltd. In 1999, a net gain of $119,000 was recorded when the shares of a subsidiary that held the Tuscarora gold interest were sold to a third party.

B.    Liquidity and Capital Resources

Operating Cash Flow

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was a use of $1,646,000 in 2001, compared to uses of $1,996,000 in 2000 and $1,137,000 in 1999.

Investing Activities

In 2001, the Company continued its focus on acquiring and advancing silver projects. A total of $4,591,000 in cash was spent on mineral property costs that were deferred, compared to $2,623,000 in 2000 and $3,068,000 in 1999. During 2001, the most active projects included Manantial Espejo at $2,312,000 (2000 — $1,652,000; 1999 — $2,056,000); Shafter at $804,000 (2000 — $267,000; 1999 – nil); Candelaria, $550,000 (2000 — $379,000; 1999 – nil); and Bowdens, $670,000 (2000 — $325,000; 1999 – $860,000).

Cash spent on acquisition activities during 2001 totalled $2,625,000 (2000 — $1,024,000; 1999 – ($1,722,000)). Cash costs for acquisitions during 2001 included $2,404,000 relating to the Diablillos property, $104,000 to the Candelaria property and $117,000 to the Sulphurets property. In 2000, $1,024,000 in cash was spent on the Shafter property and in 1999, $1,722,000 in cash was acquired on the acquisition of Newhawk Gold Mines Ltd.

Financing Activities

During 2001, the Company raised a total of $11,174,000 compared to $5,901,000 in 2000 and $3,132,000 in 1999. The components of the amounts raised during the year include: $4,495,000 from two private placements (2000 — $2,450,000; 1999 — $1,860,000); $3,976,000 from the exercise of stock options (2000 — $1,413,000; 1999 — $176,000) and $2,703,000 from the exercise of warrants (2000 — $2,038,000; 1999 — $1,096,000).

2001 Private Placements

In October 2001, the Company completed a private placement of 1,150,000 units at a price of $2.60 per unit for gross proceeds of $2,990,000. Each unit consists of one Common Share and one Common Share Purchase Warrant, with each Common Share Purchase Warrant exercisable for a period of two years at a price of $3.00 per share. A further 34,700 units were issued in payment of a finder’s fee in respect of the private placement.

In June 2001, the Company completed a private placement of 764,000 units at a price of $1.97 per unit for gross proceeds of $1,505,080. Each unit consists of one Common Share and one Common Share Purchase Warrant, with each Common Share Purchase Warrant exercisable for a period of two years at a price of $2.32 per share. A further 24,570 units were issued in payment of a finder’s fee in respect of a portion of the private placement. Robert A. Quartermain, President and a director of the Company, subscribed for 25,000 units. Kenneth McNaughton, Vice President, Exploration of the Company, subscribed for 25,000 units. Ross Mitchell, Vice President, Finance of the Company, subscribed for 12,000 units.

The Common Shares, the Common Share Purchase Warrants and the Common Shares deliverable upon exercise of any of the warrants have not been and will not be registered under U.S. Securities Exchange Act of 1933, as amended (the “U.S. Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States.

Cash Resources and Liquidity

As at December 31, 2001, cash and cash equivalents amounted to $5,577,000. This compares to $3,309,000 in 2000 and $2,925,000 in 1999.

The major cash commitments and obligations for the Company in 2002 are property option and expenditure commitments of approximately $4,200,000 and corporate and administration of $1,100,000. Of the property obligations, $1,700,000 relates to the Manantial Espejo property and the balance of $2,500,000 relates to elective expenditures on other properties.

At December 31, 2001, the Company had working capital of $5,520,000 compared to $3,145,000 in 2000 and $2,706,000 in 1999. In addition, subsequent to December 31, 2001, $1,484,000 in warrants and stock options have been exercised to the middle of March 2002. This strong working capital position, the exercised warrants and options, the unexercised “in-the-money” warrants and options, the successful closing of the sale of the Sulphurets property and the sale of a 50% interest in Manantial Espejo, will provide the Company with sufficient funds to meet all its obligations and planned expenditures over the coming year.

Events in 2002

Private Placement

In May 2002, the Company completed a private placement of 4,200,000 units at a price of $4.00 per unit for gross proceeds of $16,800,000. Each unit consists of one Common Share and one Common Share Purchase Warrant, with each Common Share Purchase Warrant exercisable for a period of two years at a price of $4.80 per share. A further 80,640 units were issued in payment of a finder’s fee in respect of a portion of the private placement. Robert A. Quartermain, President and a director of the Company, subscribed for 50,000 units. Kenneth McNaughton, Vice President, Exploration of the Company, subscribed for 35,000 units. Ross Mitchell, Vice President, Finance of the Company, subscribed for 20,000 units, Linda Sue, Corporate Secretary of the Company, subscribed for 6,500 units and William Meyer, a director of the Company, subscribed for 15,000 units. The Common Shares, the Common Share Purchase Warrants and the Common Shares deliverable upon exercise of any of the warrants have not been and will not be registered under the U.S. Securities Act, and, subject to certain exceptions, may not be offered or sold within the United States.

Acquisitions and Disposals

In April 2001, the Company exercised its option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note.

In August 2001, the Company acquired a 20% direct interest in the Manantial Espejo property by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, giving the Company a 100% interest in Sulphurets. The net allocation of the $528,000 purchase cost of the 40% Sulphurets interest was $499,000 to the Sulphurets property, $21,000 to working capital (including $8,000 cash) and $8,000 for reclamation deposits. In November 2001, the Company entered into an option agreement to sell its entire investment in the Sulphurets project and two other properties, for $3,800,000.

In November 2001, the Company acquired 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000. The allocation of the purchase price was $5,433,000 and $3,000 for a provision for reclamation.

In February 2002, the Company entered into an agreement with Black Hawk Mining whereby the Company will purchase Black Hawk’s remaining interest in the Manantial Espejo property for US $2,000,000 in cash or common shares of Pan American Silver Corp. This transaction will give the Company a 100% interest in the property. The company concurrently entered into an agreement with Pan American to vend a 50% interest in the property for US $2,000,000 in cash or common shares. Pan American will pay 50% of the project costs from January 1, 2002 and contribute the first US $3,000,000 towards mine construction once a production decision is made. Both agreements are subject to regulatory approvals and are subject to closing on or before March 31, 2002. On closing, the Company will hold a 50% interest in Manantial Espejo.

Risks and Uncertainties

The Company is in the process of acquiring and exploring silver mineral properties and, as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital-intensive and subject to fluctuations in metal prices, foreign exchange and interest rates. There is no certainty that properties the Company has deferred as assets on its consolidated balance sheet will be realized. There is political risk in areas where the Company operates.

Many of these risks and uncertainties are beyond the Company’s control; however, the goal of the Board of Directors and management is to identify these and other risks that could adversely affect the Company and to adopt appropriate strategies to ensure its viability and growth. The main strengths of the Company in meeting these challenges include a sufficient working capital position and an experienced management team.

Outlook

In 2002, the Company will continue to record a net loss from operations. The company plans exploration drilling programs at the Manantial Espejo, Challacollo and San Marcial properties. At Bowdens, the Company will continue infill drilling to advance the project’s feasibility study. The Company also expects to conclude the sale of the Sulphurets property. On March 27, 2002, the Company completed the purchase from Black Hawk of its 90% direct interest in the Manantial Espejo property and concurrent sale of 50% of this property to Pan American Silver Corp. At the Candelaria Mine in Nevada, the Company will continue to work with Kinross Gold Corporation to complete pad and pond reclamation. Work on the Diablillos and Shafter properties will be kept to a minimum pending improvement in silver prices. With its strong working capital position and proceeds from the exercise of share purchase warrants and options, the Company will be able to meet all of its obligations. The Company will also continue to look for new business opportunities.

Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on the Company beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

C.   Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.    Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

Item 6      Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table lists as of April 30, 2002 the names of the directors and senior management of the Company. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Table No. 12
Directors and Senior Management of the Company

Name	Position with the Company	Date of First Appointment	Age

R.E. Gordon Davis (1) (2) (3)	Director	February 1996	63
David L. Johnston (2)	Director	May 2000	62
William Meyer (2) (3)	Director	March 1993	64
Robert A. Quartermain (1) (2)	President and director	January 1985	47
Catherine McLeod-Seltzer (2)(3)	Director	January 1, 2002	42
Linda J. Sue	Corporate Secretary	November 1985	47
Ross A. Mitchell	Vice President, Finance	January 1996	54
Kenneth C. McNaughton	Vice President, Exploration	July 1991	43

(1)    Member

(2)    Resident of Canada

(3)    Member of the Compensation Committee

Resumes

Board of Directors and Senior Management of the Company

The following is a brief description of the principal business activities of the directors and senior management of the Company:

Robert A. Quartermain

Mr.     Quartermain, age 47, is the President and a director of the Company. Mr. Quartermain has entered into an employment agreement with the Company. See “Executive Compensation – Employment Agreements”. Mr. Quartermain is responsible for the Company’s day to day operations as well as strategic planning and the raising of capital to fund the operations of the Company. Mr. Quartermain devotes approximately 90% of his time to the Company. Mr. Quartermain has been employed by the Company since January 1985.

Mr.     Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president of the Company in 1985. Since 1985, Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies.

R.E.     Gordon Davis

Mr.     Davis, age 63, is one of the directors of the Company and contributes to meetings of the board of directors when and as required. Mr. Davis has served with the Company in this capacity since February 1996.

Mr.     Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 – 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been the President and a director of Canplats Resources Corporation since March 2000, a mineral resource exploration company whose shares are listed on the TSX Venture Exchange.

David L. Johnston

Mr.     Johnston, age 62, is one of the directors of the Company and contributes to meetings of the board of directors when and as required. Mr. Johnston has served with the Company in this capacity since May 2000.

Mr.     Johnston is a professional engineer with a lengthy career in senior management at Canadian major mining companies. Prior to his election to the Company’s board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories.

William Meyer

Mr.     Meyer, age 64, is one of the directors of the Company and contributes to meetings of the board of directors when and as required. Mr. Meyer has served with the Company in this capacity since March 1993.

Mr.     Meyer was formerly vice president, exploration for Teck Corporation and president of Teck Exploration Ltd. He graduated from the University of British Columbia with a B.Sc. in geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed vice president, exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He retired from Teck in 1999 and serves as a director and officer of a number of public and privately owned companies.

Catherine McLeod-Seltzer

Ms.     McLeod-Seltzer, age 42, is one of the directors of the Company and contributes to meetings of the board of directors when and as required. Ms. McLeod-Seltzer has served with the Company in this capacity since January 2002.

Ms.     McLeod-Seltzer has been President and director of Pacific Rim Mining Corp. a Toronto Stock Exchange listed mining company, since 1997. From 1993 to 1996, she was president, chief executive officer and director of Arequipa Resources Ltd., a publicly traded mining company. She is also a director of Corriente Resources Inc., Francisco Gold Corp., Madison Enterprises Inc., Evolution Ventures Inc. and Miramar Mining Corp. Ms. McLeod-Seltzer graduated from Trinity Western University in 1984 with a B.A. in Business Administration.

Linda J. Sue

Ms.     Sue, age 47, is the Corporate Secretary of the Company and devotes approximately 90% of her time to the Company’s business.

Ms.     Sue has been employed by the Company since 1981 and was appointed corporate secretary in November 1985. Her responsibilities include management of the Company’s land titles system.

Ross A. Mitchell

Mr.     Mitchell, age 54, is the Vice President, Finance of the Company and devotes approximately 90% of his time to the Company’s business. Mr. Mitchell has served in this capacity since January 1996.

Prior to his appointment in 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. He earned a B. Comm. from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Kenneth C. McNaughton

Mr.     McNaughton, age 43, is the Vice President, Exploration of the Company and devotes approximately 20% of his time to the Company’s business. Mr. McNaughton has served in this capacity since July 1991.

Mr.     McNaughton earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. Before joining the Company, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

There are no family relationships among the members of the board of directors or the members of senior management of the Company.

B.    Compensation

The Company has no formal plan for compensating its directors for their service in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his services as a director, including committee participation and/or special assignments.

Compensation of Named Executive Officer

The Company currently has one named executive officer, Robert Quartermain (the “Named Executive Officer”). The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officer during the fiscal year ended December 31, 2001:

Table No. 13
Summary Compensation Table

Name and Principal Position	Year (1)	Salary ($)(2)	Bonus ($)	Other Annual Compen- sation	No. of Securities under Option	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation (3)

R.A. Quartermain	2001	$123,153	0	0	411,200	0	0	$8,715
President	2000	$82,742	0	0	666,000	0	0	$57,073
	1999	$74,444	$30,000	0	250,000	0	0	$682

(1)	Fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999.

(2)

Up to May 1, 1999 a portion of Mr. Quartermain’s salary was charged to the Company by Golden Knight Resources Inc. based on time spent on the Company’s affairs. After May 1, 1999, Mr. Quartermain’s salary was paid by the Company. During 2000 and 2001, a portion of Mr. Quartermain’s salary was allocated to two related companies.

(3)

Represents life and medical insurance payments, contributions to the Company’s Group Registered Retirement Savings Plan (“RRSP”) and financial planning services. In 2000, other compensation included reimbursement by the Company to Teck Corporation for contributions made by Teck Corporation to its Senior Salaried Employees Pension Plan, of which Robert A. Quartermain is a participant. The plan provided defined retirement benefits generally equal to 2% times the number of years of service times the average of the highest 60 consecutive months of earnings. In May 2000, Mr. Quartermain was terminated from the Teck plan. The Company’s pension top up allocation for the plan was $52,370 and the amount was paid to Teck Corporation. Mr. Quartermain joined the Company’s Group RRSP in 2000. Under this plan, Mr. Quartermain contributed 6% of his monthly earnings and the Company contributed 5.5%. A total of $6,600 was contributed by the Company in 2001.

Table No. 14
Options(1) Granted for the Fiscal Year Ended December 31, 2001

	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise ($/Security)	Market Value of Securities Underlying Options on day of Grant ($/Security)	Expiration Date

R.A. Quartermain .	225,000	77.8	$2.50	$2.50	Aug. 16, 2006
	186,200	87.2	$3.01	$3.01	Nov. 6, 2006

(1) Each option is exercisable into one common share in the capital stock of the Company.

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended December 31, 2001 by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis:

Table No. 15
Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (3) Exercisable/ Unexercisable

Robert A. Quartermain	656,000	$641,975	411,200 exercisable	$616,414
			0 unexercisable	$0

(1)	Number of common shares of the Company acquired on the exercise of stock options.

(2)	Calculated using the closing prices for a board lot of common shares of the Company on the Canadian Venture Exchange Inc. on day prior to day of exercise.

(3)	Value using the closing price of common shares of the Company on the Canadian Venture Exchange Inc. on December 31, 2001 of $4.23 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

Total compensation for all directors and senior officers during the year ended December 31, 2001 totalled $267,813.

Executive Benefits

No pension plans or retirement benefit plans, other than a group RRSP, have been instituted by the Company and none are proposed at this time. Other than as disclosed herein, the Company has not paid any additional compensation to its directors and senior officers for the fiscal year ended December 31, 2001.

Employment Agreements

Under an agreement dated July 1, 2000 between the Company and Robert A. Quartermain, the Company engaged Mr. Quartermain to act as its chief executive officer. The agreement provides for Mr. Quartermain to receive a salary of $10,000 per month for a period of two and one-half years to be renewed for further one-year terms on agreement between the parties. Mr. Quartermain must devote at least 20 days per month in performance of his duties and responsibilities with any additional time compensated at a rate of $500 per day or equivalent time off. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to $250,000.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”). The Company has no formal written stock option plan.

Under the Exchange stock option guidelines, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The maximum term of each stock option is usually five years, with the vesting period determined at the discretion of the Board of Directors. The exercise prices for stock options were determined in accordance with the Exchange guidelines and reflect the last closing price of the Company’s common shares on the Exchange immediately preceding the granting of the options.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set forth below as of December 31, 2001. The exercise price of the stock options is stated in Canadian dollars.

Table No. 16
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date

Executive Officers	8,475	$2.10	April 17, 2005
	225,000	2.50	August 16, 2006
	186,200	3.01	November 6, 2006
Directors who are not Executive Officers	6,909	$2.10	April 17, 2005
	2,303	$2.00	May 16, 2005
	25,414	$1.90	December 29, 2005
	171,000	$2.50	August 16, 2006
	50,200	$3.01	November 6, 2006
Employees and Consultants	50,000	$2.50	October 7, 2004
	25,413	$2.10	April 17, 2005
	20,000	$2.09	June 5, 2005
	119,261	$1.90	December 29, 2005
	289,000	$2.50	August 16, 2006
	213,600	$3.01	November 6, 2006
Total:	1,392,775

In addition, as at December 31, 2001, as previously stated in Item 4 B, “Business Overview”, the Company had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one common share of the Company:

Table No. 17
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date

	600,000	$3.50	October 1, 2002
	113,000	$1.50	November 9, 2002
	662,570	$2.32	June 25, 2003
	1,184,700	$3.00	October 29, 2003
Total:	2,560,270

C.    Board Practices

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of the shareholders of the Company has been called for May 16, 2002.

The Company’s Board of Directors has two committees: the Audit Committee and the Compensation Committee. The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

The Audit Committee, comprised of R.E. Gordon Davis, Robert Quartermain and a third member expected to be appointed shortly, has the responsibility of reviewing with the Company’s Auditor all financial statements to be submitted to an annual general meeting of shareholders of the Company, prior to their consideration by the Board of Directors. Following its review, the Audit Committee must submit a report on the financial statements to the Board of Directors.

The Compensation Committee, comprised of R.E. Gordon Davis, William Meyer and Catherine McLeod-Seltzer, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as chief executive officer of the Company (see Item 6.B).

D.    Employees

The Company had 12 full and part-time employees as at December 31, 2001, including the members of senior management, 3 of whom are involved in shareholder and investor communications, 3 of whom are responsible for project exploration and development, 3 of whom carry out management and executive functions for the Company and 3 of whom provide administrative support for the Company and its management. The Company had 13 and 11 full and part-time employees, including the members of senior management, as at December 31, 2000 and December 31, 1999, respectively.

From March 1995 to May 1, 1999, the Company did not have any employees as the services of all of its senior officers and employees were provided by Golden Knight Resources Inc. (“Golden Knight”) pursuant to an administrative and technical services arrangement. During this period, Golden Knight was a publicly-traded company with two common directors: R.E. Gordon Davis and Robert A. Quartermain. Under the terms of such arrangement, the Company reimbursed Golden Knight for its expenses incurred in providing such administrative and technical services, including salaries and benefits.

E.    Share Ownership

The following table sets forth, as of March 31, 2002 the number of the Company’s common shares beneficially owned by the directors and members of senior management of the Company, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of senior management and directors of the Company is to the Company’s best knowledge based on information obtained from the Company’s transfer agent.

Table No. 18
Directors and Senior Management Share Ownership

Name of Beneficial	Title of Class	Number of Securities of Class	Percent of Class

Robert A. Quartermain	common	637,200*	2.1%

*includes options and warrants exercisable within 60 days.

As at March 31, 2002, the directors and officers of the Company held, as a group, directly or indirectly, an aggregate of 279,000 common shares, 3,000 share purchase warrants exercisable at a price of $1.50 per share until November 9, 2002 and 25,000 share purchase warrants exercisable at a price of $2.32 per share until June 25, 2003.

To the knowledge of the directors and officers of the Company as at March 31, 2002 there were no persons exclusive of the directors and officers of the Company holding more than 10% of the issued common shares.

The number of stock options and the number of common shares subject to such stock options granted to executive officers and to directors are set forth below as of March 31, 2002. The exercise price of the stock options is stated in Canadian dollars.

Table No. 19
Directors and Senior Management Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date

Robert A. Quartermain	8,475	$2.10	April 27, 2005
	225,000	$2.50	August 16, 2006
	186,200	$3.01	November 6, 2006
	88,800	4.25	January 1, 2007

All of the shares of the Company that will be issued upon the exercise of options are common shares.

Item 7      Major Shareholders and Related Party Transactions

A.   Major Shareholders

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company. To the best of the Company’s knowledge at the date of this Annual Report, the Company does not have any major shareholders.

Prior to mid-2000, Teck Corporation of #700, 200 Burrard Street, Vancouver, B.C. was a major shareholder of the Company. During the past three years, Teck Corporation has reduced its shareholdings in the Company from 2,355,121 on April 30, 1998 to 60,250 on March 31, 2002.

The Company’s major shareholder did not have different voting rights.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

The Company’s common stock is issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common stock.

On December 31, 2001, the shareholders’ list for the Company’s common stock showed 2,939 registered shareholders and 30,913,953 shares outstanding. 828 of these registered shareholders were U.S. residents, owning 12,631,204 shares representing 40.9% of the issued and outstanding shares of the Company.

B.    Related Party Transactions

Since January 1, 2001, the Company has entered or has proposed to enter into the following transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

The Company provides administrative and technical services under arrangements with Canplats Resources Corporation, a publicly traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis), and Pacific Sapphire Company Ltd., a publicly traded company with one common director (Robert A. Quartermain). Under these arrangements, the Company is reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

In addition, Robert A. Quartermain, President and a director of the Company, Kenneth McNaughton, Vice President, Exploration of the Company, Ross Mitchell, Vice President, Finance of the Company and Linda Sue, Corporate Secretary of the Company, participated in a private placement of units of the Company in June 2001 (see Item 4.B). The above officers and William Meyer, a director of the Company, also participated in a private placement of units of the Company in May 2002 (see Item 4.B). C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8      Financial Information

A.    Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in Canadian dollars (Cdn$) and are prepared in Canadian Generally Accepted Accounting Principles (“GAAP”), which differs in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect the Company, are disclosed in note 19 to the financial statements.

Exhibited hereto are audited consolidated financial statements prepared by management of the Company, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated February 26, 2002.

(b)	Consolidated Balance Sheets as at December 31, 2001 and December 31, 2000 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 (in Canadian Dollars).

(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 (in Canadian Dollars).

The Company has not paid dividends in the past five years and does not expect to pay dividends in the near future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.    Significant Changes

No significant changes have occurred since the date of the Company’s most recent audited financial statements, December 31, 2001, other than the following:

(a)	To March 31, 2002 the Company has received $1,895,745 due to the issuance of 743,027 common shares relating to the exercising of stock options and warrants.

(b)

In January 2002, the Company acquired from Gold-Ore Resources Ltd. an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial property located in Sinaloa State, Mexico. Under the terms of the option, the Company may earn a 50% interest through cash payments totalling US$29,000 and exploration expenditures of at least US$175,000 by April 30, 2002. The Company may then earn up to a 100% interest in Gold Ore’s option by either issuing 200,000 common shares of the Company with a value of at least US$350,000 or paying to Gold Ore US$350,000 in cash and common shares of the Company with at least US$150,000 in cash. Either method of payment is at the Company’s sole election.

(c)

In March 2002, the Company acquired all of Black Hawk’s interest in the Manantial Espejo Project and sold a 50% interest in the Manantial Espejo Project to Pan American Silver Corp. The consideration paid by the Company to Black Hawk consisted of cash of US $708,750 and 231,511 shares in the capital of Pan American, which the Company received from Pan American for the sale of the 50% interest in the Manantial Espejo Project.

(d)

In May 2002, the Company completed a private placement of 4,200,000 units at a price of $4.00 per unit for gross proceeds of $16,800,000. Each unit consists of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one additional common share at a price of Cdn$4.80 per share for a period of two years. A finder’s fee of 80,640 units (7%) was paid on a portion of the private placement. The common shares, the warrants and the common shares issuable upon exercise of the warrants will not be registered under the U.S. Securities Act, and, subject to certain exceptions, may not be offered or sold within the United States.

Item 9      The Offer and Listing

A.    Offer and Listing Details

The Company’s common stock is listed on the TSX Venture Exchange (the “TSX”) (formerly known as the Canadian Venture Exchange Inc., the successor exchange resulting from the merger of the Vancouver Stock Exchange and Alberta Stock Exchange effective November 29, 1999) in Toronto, Ontario, Canada, having the trading symbol “SSO” and CUSIP #82823L-10-6 and is quoted on Nasdaq SmallCap Market with the symbol SSRI. The Company’s common stock commenced trading on the Vancouver Stock Exchange in 1947 and was first quoted on Nasdaq SmallCap Market on August 1, 1996.

The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2001; and (c) each month for the past six months.

Table No. 20
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$‘s)

Fiscal Year Ended	High	Low

December 31, 2001	$4.30	$1.87
December 31, 2000	$2.95	$1.50
December 31, 1999	$2.90	$1.25
December 31, 1998	$8.00	$1.01
December 31, 1997	$8.00	$3.60

Table No. 21
High and Low Price for the Five Most Recent Fiscal Years
on the Nasdaq SmallCap Market (US$‘s)

Fiscal Year Ended	High	Low

December 31, 2001	$2.75	$1.28
December 31, 2000	$2.00	$1.09
December 31, 1999	$2.06	$0.78
December 31, 1998	$5.56	$0.63
December 31, 1997	$5.94	$2.63

Table No. 22
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2002 on the TSX (Cdn$‘s)

Period Ended	High	Low

March 31, 2002	$4.71	$3.45
December 31, 2001	$4.30	$2.80
September 30, 2001	$3.55	$2.20
June 30, 2001	$3.15	$2.01
March 31, 2001	$2.90	$1.87
December 31, 2000	$2.11	$1.65
September 30, 2000	$2.15	$1.69
June 30, 2000	$2.95	$1.60
March 31, 2000	$2.10	$1.50

Table No. 23
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2002 on the Nasdaq SmallCap Market (US$‘s)

Period Ended	High	Low

March 31, 2002	$2.97	$2.16
December 31, 2001	$2.75	$1.77
September 30, 2001	$2.29	$1.47
June 30, 2001	$2.32	$1.38
March 31, 2001	$1.93	$1.28
December 31, 2000	$1.44	$1.16
September 30, 2000	$1.40	$1.25
June 30, 2000	$2.00	$1.09
March 31, 2000	$1.53	$1.25

Table No. 24
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$‘s)

Month Ended	High	Low

April 30, 2002	$5.12	$4.20
March 31, 2002	$4.71	$4.00
February 28, 2002	$4.70	$3.90
January 31, 2002	$4.54	$3.45
December 31, 2001	$4.30	$3.25
November 30, 2001	$3.30	$2.90

Table No. 25
High and Low Prices for each Month for the Past Six Months
on the Nasdaq SmallCap Market (US$‘s)

Month Ended	High	Low

April 30, 2002	$3.24	$2.66
March 31, 2002	$2.97	$2.50
February 28, 2002	$2.97	$2.40
January 31, 2002	$2.88	$2.16
December 31, 2001	$2.75	$2.01
November 30, 2001	$3.11	$1.77

B.    Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.    Markets

See first paragraph of this Item 9.

D.    Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

E.    Expenses of the issue

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 10      Additional Information

A.   Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

B.    Memorandum and Articles of Association

Incorporation

The Company was incorporated in British Columbia, Canada, under Certificate of Incorporation number 21492 on December 11, 1946. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the Articles of the Company which were adopted and filed as of the date of its incorporation. They provide:

(a)

a director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, and may not vote on any proposal, arrangement or contract proposed, but such director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(b)	the directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no limitations on the exercise by the directors of the Company’s borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any shares in the Company.

Rights and Restrictions Attached to the Shares

As all of the Company’s authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 75% of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

Annual General Meetings

Annual general meetings are called and scheduled upon decision by the Board of Directors. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Company’s Memorandum and Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company’s Memorandum and Articles that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company’s Memorandum and Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by: (a) persons who are directors or senior officers of the Company; and (b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Differences from U.S. Law

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than the U.S. where U.S. securities law prescribes a 5% threshold for ownership disclosure.

C.    Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group.

1.

Purchase agreement dated September 19, 2000 among the Company, SSR Acquisition, Inc., a wholly-owned California subsidiary of the Company, Coastal Capital Partners L.P., John H. Bailey, Peter Galli, Carolyn E. Galli, Mark Fidler, Kathleen Fidler and David Fraser. See Item 4.B under the heading “Shafter Silver Project” for a description of the purchase agreement.

2.

Finder’s fee agreement dated September 21, 2000 between the Company and Global Resource Investments Ltd. (“Global”) in respect of the private placement of 1,333,334 units of the Company. Under the finder’s fee agreement, the Company issued 86,666 units to Global in consideration of services provided in respect of such private placement. See Item 4.B under the heading “2000 Private Placement”.

3.

Notice of exercise of option dated March 30, 2001 delivered by the Company to Kinross exercising the option to acquire the Candelaria Mine on amended terms. See Item 4.B under the heading “Candelaria Mine” for a description of the notice of exercise of option.

4.

Purchase agreement dated April 30, 2001 between Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, and the Company. See Item 4.B under the heading “Manantial Espejo Project” for a description of the purchase agreement.

5.

Letter agreement dated May 4, 2001 between Black Hawk Mining Inc. and the Company. See Item 4.B under the headings “Manantial Espejo Project” and “Newhawk Arrangement” for a description of the purchase agreement.

6.

Option agreement dated August 7, 2001 between Imperial Granite and Minerals Pty Ltd. and the Company. See Item 4.B under the heading “Bluey’s Silver Prospect” for a description of the option agreement.

7.

Purchase agreement dated August 31, 2001 between Black Hawk Mining Inc. and the Company. See Item 4.B under the headings “Manantial Espejo Project” and “Newhawk Arrangement” for a description of the purchase agreement.

8.

Finder’s fee agreement dated May 9, 2001 between the Company and Global in respect of the private placement of 351,000 units of the Company. Under the finder’s fee agreement, the Company issued 24,570 units to Global in consideration of services provided in respect of such private placement. See Item 4.B under the heading “2001 Private Placement”.

9.	Purchase agreement dated October 1, 2001 between Kinross Gold U.S.A., Inc and the Company. See Item 4.B under the heading “Candelaria Mine” for a description of the purchase agreement.

10.

Option agreement dated November 16, 2001 between Sociedad Contractual Minera Septentrion and the Company. See Item 4.B under the heading “Challacolla Project” for a description of the option agreement.

11.	Option agreement dated November 22, 2001 between Sean Morriss and the Company. See Item 4.B under the heading “Newhawk Gold Mines Ltd.” for a description of the option agreement.

12.

Finder’s fee agreement dated October 15, 2001 between the Company and Global in respect of the private placement of 578,350 units of the Company. Under the finder’s fee agreement, the Company issued 34,700 units to Global in consideration of services provided in respect of such private placement. See Item 4.B under the heading “2001 Private Placement”.

13.

Purchase agreement dated November 1, 2001 among Pacific Rim Mining Corp., Pac Rim Cayman, Pac Rim Caribe III, Silver Standard (BVI) Inc. and the Company. See Item 4.B under the heading “Diablillos Property” for a description of the purchase agreement.

14.	Option agreement dated January 23, 2002 between Gold-Ore Resources Ltd. and the Company. See Item 4.B under the heading “San Marcial Silver Project” for a description of the option agreement.

15.	Purchase agreement dated March 27, 2002 between Black Hawk Mining Inc. and the Company. See Item 4.B under the heading “Manantial Espejo Project” for a description of the purchase agreement.

16.	Sale agreement dated March 27, 2002 between Pan American Silver Corp. and the Company. See Item 4.B under the heading “Manantial Espejo Project” for a description of the purchase agreement.

17.

Joint venture agreement dated March 27, 2002 between Pan American Silver Corp. and the Company. See Item 4.B under the heading “Manantial Espejo Project” for a description of the joint venture agreement.

18.

Royalty purchase agreement dated March 27, 2002 between Repadre Capital Corporation and the Company. See Item 4.B under the heading “Manantial Espejo Project” for a description of the purchase agreement.

19.

Finder’s fee agreement dated May 1, 2002 between the Company and Global in respect of the private placement of 1,152,000 units of the Company. Under the finder’s fee agreement, the Company issued 80,640 units to Global in consideration of services provided in respect of such private placement. See Item 4.B under the heading “2002 Private Placement”.

D.	Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10 D, Taxation”.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of C$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than C$50,000,000 or with assets of between C$5,000,000 and C$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2000 WTO Review Threshold is C$192,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then C$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of C$192,000,000 (in 2000) for a WTO investor or a threshold of C$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E.    Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances. Corporations disposing of taxable Canadian property must file a Canadian tax return to report the disposition.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Certain Canadian Federal Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S.     Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9 or the recipient is exempt from such procedures. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, ” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Information Reporting and Backup Withholding

U.S.     Information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S.     Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrender in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding company income” (e.g. dividends, interest and similar income), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it qualified as a PFIC for its most recently ended fiscal year and may qualify as a PFIC in subsequent fiscal years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares in the Company (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares in the Company and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares in the Company and all excess distributions on his common shares in the Company over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds common shares of the Company, then the Company will continue to be treated as a PFIC with respect to such common shares in the Company, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares in the Company had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the common shares in the Company. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the common shares of the Company cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the common shares of the Company in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro-rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F.    Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

G.    Statement by Experts

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

H.    Documents on Display

Any of the documents referred to above can be viewed at the Company’s registered office, which is located at Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, Canada. All of the documents referred to above are in English.

I.    Subsidiary Information

This information is not required for reports filed in the United States.

Item 11      Quantitative and Qualitative Disclosures About Market Risk

At this time, the Company is not subject to any interest rate risk, foreign currency exchange rate risk or commodity price risk.

Item 12      Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15      Controls and Procedures

(a)	[omitted]

(b)	Changes in internal controls.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16      [Reserved]

PART III

Item 17      Financial Statements

The Company’s financial statements are stated in Canadian Dollars (Cdn$) and are prepared in Canadian GAAP, which differs in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect the Company, are disclosed in note 19 to the financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers LLP is included herein immediately preceding the financial statements.

For audited financial statements for fiscal 2001, fiscal 2000 and fiscal 1999, please see Item 19 below.

Item 18      Financial Statements

Not applicable.

Item 19      Exhibits

All Financial Statements and Exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

A.    Financial Statements

B.    Exhibits

Exhibit Number	Description
1.

Memorandum, Articles and Certificate of Incorporation – previously filed and incorporated herein by reference to the Company’s , Registration Statement or Annual Reports filed on Form 20-F and/or reports on filed on Form 6-K.

4.	Material Contracts – previously filed and incorporated herein by reference to the Company’s Registration Statement or Annual Reports filed on Form 20-F and/or reports on filed on Form 6-K.
10.	Other Documents – previously filed and incorporated herein by reference to the Company’s Registration Statement or Annual Reports filed on Form 20-F and/or reports on filed on Form 6-K
12.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

A.    Financial Statements

Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2001, 2000, and 1999
(expressed in thousands of Canadian dollars)

February 26, 2002

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"Robert A. Quartermain"	"Ross A. Mitchell"

Robert A. Quartermain President	Ross A. Mitchell Vice President, Finance

Auditors’ Report

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000, and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada
February 26, 2002

Silver Standard Resources Inc.
Consolidated Balance Sheets
As at December 31, 2001 and 2000

(expressed in thousands of Canadian dollars, except number of shares)

	2001 $	2000 $
Assets
Current assets
Cash and cash equivalents	5,577	3,309
Accounts receivable (note 12)	209	195
Prepaid expenses	178	42

	5,964	3,546
Reclamation deposits	110	84
Investments (note 4)	100	100
Mineral property costs (note 5)	39,136	27,205
Fixed assets (note 6)	89	135

	45,399	31,070
Liabilities
Current liabilities
Accounts payable and accrued liabilities	422	368
Current portion of long-term debt (note 7)	22	33

	444	401
Provision for reclamation (note 14)	503	500
Long-term debt (note 7)	143	165
Mineral property payable (notes 8 and 20)	3,326	--
Minority interest (note 3(d))	45	45

	4,461	1,111

Shareholders' Equity
Capital stock (note 9)
Authorized
100,000,000 common shares without par value
Issued
30,913,953 common shares (2000 - 24,266,458)	66,108	52,078
Warrants (note 11)	326	--
Deficit	(25,496)	(22,119)

	40,938	29,959

	45,399	31,070

Nature of operations (note 1)

Subsequent events (note 20)

Approved by the Board of Directors

"R.E. Gordon Davis"     Director         "William Meyer"     Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2001, 2000, and 1999

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2001 $	2000 $	1999 $
Exploration and mineral property costs
Property examination and exploration	107	174	320
Mineral property costs written off (note 5)	1,744	68	--
Reclamation (note 14)	201	329	154

	2,052	571	474

Expenses
Depreciation	25	23	65
General and administration	1,105	992	584
Professional fees	80	86	58
Salaries and employee benefits	307	317	229

	1,517	1,418	936

	(3,569)	(1,989)	(1,410)

Other income (expenses)
Investment income	176	204	67
Investment write-downs and gain on sale	--	(3)	5
Fixed asset write-downs and gain (loss) on sale	--	18	(2)
Gain on sale of mineral property	1	94	--
Gain on sale of subsidiary	--	--	119
Foreign exchange gain (loss)	15	(29)	(43)

	192	284	146

Loss for the year	(3,377)	(1,705)	(1,264)

Deficit - Beginning of year	(22,119)	(20,414)	(19,150)

Deficit - End of year	(25,496)	(22,119)	(20,414)

Weighted average number of shares outstanding	26,375,208	22,217,789	17,723,577

Basic and diluted loss per common share	(0.13)	(0.08)	(0.07)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000, and 1999

(expressed in thousands of Canadian dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities
Loss for the year	(3,377)	(1,705)	(1,264)
Items not affecting cash
Depreciation	25	23	65
Mineral property costs written off	1744	68	--
Investment write-downs and gain on sale	--	3	(5)
Fixed asset write-downs and (gain) loss on sale	--	(18)	2
Gain on sale of mineral property	(1)	(94)	--
Gain on sale of subsidiary	--	--	(119)

	(1,609)	(1,723)	(1,321)
Changes in non-cash working capital items - net of
acquisitions (note 3)
Accounts receivable and prepaid expenses	(137)	(6)	1,185
Accounts payable and accrued liabilities	100	(267)	(1,001)

	(1,646)	(1,996)	(1,137)
Cash flows from financing activities
Shares issued for cash	11,174	5,901	3,132
Share issue cash costs	(26)	(4)	(32)
Repayment of long-term debt	(22)	(3)	--

	11,126	5,894	3,100

Cash flows from investing activities
Proceeds on sale of investments - net of expenses	--	--	95
Mineral property costs	(4,591)	(2,623)	(3,068)
Proceeds on sale of mineral property	1	94	--
Purchase of fixed assets	(28)	--	--
Proceeds on sale of fixed assets	49	20	249
Proceeds on sale of subsidiary - net of expenses	--	--	119
Acquisitions (note 3)	(2,625)	(1,024)	1,722
Reclamation deposit (advance) recovery	(18)	19	123

	(7,212)	(3,514)	(760)

Increase in cash and cash equivalents	2,268	384	1,203
Cash and cash equivalents - Beginning of year	3,309	2,925	1,722

Cash and cash equivalents - End of year	5,577	3,309	2,925

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company plans to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 19.

            Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentina, S.A. (Pacific Rim Argentina), and Silver Assets Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(b), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property.

             Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

             Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year, except for those relating to long-term monetary assets and liabilities, which are deferred and amortized over the lives of the related items.

             Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less. Short-term investments are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers.

             Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

             Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property, with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount, a provision is made for the decline in value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

             Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on the cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the company’s option and royalty payments received are in excess of costs incurred, at which time they are then credited to income.

             Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

             Provision for site restoration

Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided for over the life of the orebody on a unit-of-production basis.

             Share option plan

From time to time, the company issues stock options as described in note 10. No compensation expense is recognized for this plan when shares or stock options are issued. Consideration paid for shares on exercise of the stock options is credited to capital stock.

             Warrants

Share purchase warrants issued as consideration for mineral properties are recorded at fair value. Share purchase warrants issued with common shares as part of a unit are not separately assigned a value.

             Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

             Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company’s financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

3	Acquisitions

a)

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(g)). The acquisition closed on October 1, 2001 with the company making cash payments of US$65,834 ($103,947), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 11), and issuing $300,000 non-interest bearing promissory notes. The fair value of the consideration amounted to $2,691,947, which has been allocated to mineral property costs.

b)

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(d)) by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Inc. (Black Hawk) in exchange for a 40% direct interest in the Sulphurets property. The company accounted for the acquisition of the remaining interest in the Sulphurets Joint Venture as a purchase with total consideration of $528,000. The purchase price was assigned as follows:

$
Net assets acquired
Cash	8
Accounts receivable	13
Reclamation deposits	8
Mineral property costs (note 5(h)	499

528

Consideration
Cash	125
Mineral property (10% Manantial Espejo)	460
Less: Reversal of accounts payable	(57)

528

c)	In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina which owns the Diablillos silver-gold project in Argentina (note 5(f)). The company has accounted for the acquisition as a purchase for total consideration of US$3,426,391 ($5,429,649). The purchase price was assigned as follows:

$
Net assets acquired
Mineral property costs (note 5(f))	5,433
Provision for reclamation	(3)

5,430

Consideration
Cash	2,404
Long-term mineral property payable	3,026

5,430

d)

In September 2000, the company acquired 91.8% of Silver Assets, a public company incorporated in California. Silver Assets has a 90.56% interest in Rio Grande Mining Company (Rio Grande), which holds the Shafter silver project in Texas (note 5(h)). On November 9, 2000, the California Secretary of State accepted for filing a document which effected the acquisition of the remaining outstanding minority stockholdings in Silver Assets. The company has accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US$693,601 ($1,024,293). The purchase price was assigned as follows:

$
Accounts receivable	1
Mineral property costs (note 5(h))	1,455

1,456
Current liabilities	(219)
Long-term debt	(168)
Minority interest in Rio Grande	(45)

Net assets acquired for cash consideration	1,024

4	Investments

	2001 $	2000 $
Convertible debenture - Sandy K. Mines Ltd., without interest, due
December 31, 2002	100	100

5	Mineral property costs

At December 31, mineral property costs are as follows:

	Acquisition costs $	Exploration costs $	Total $
Bowdens	10,451	3,538	13,989
El Asiento	--	1,744	1,744
Manantial Espejo	2,567	3,394	5,961
Candelaria	221	422	643
Shafter	1,455	267	1,722
Suphurets	1,894	1,252	3,146

Balance - December 31, 2000	16,588	10,617	27,205

Bowdens	10,714	3,945	14,659
Bluey's	7	35	42
Manantial Espejo	3,143	5,590	8,733
Challacollo	31	145	176
Diablillos	5,433	33	5,466
Candelaria	2,981	904	3,885
Shafter	1,677	849	2,526
Suphurets	2,393	1,256	3,649

Balance - December 31, 2001	26,379	12,757	39,136

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

        Acquisition costs and exploration expenditures incurred during the years ended December 31, 2000 and 2001 are as follows:

	Australia		Latin America				United States		Canada

	Bowdens $	Bluey's $	El Asiento $	Manantial Espejo $	Challacollo $	Diablillos $	Candelaria $	Shafter $	Sulphurets $	Nickel Mountain $	Total $

Balance - December 31, 1999	13,664	-	1,744	4,309	-	--	203	--	3,146	68	23,134

Acquisition costs	--	-	--	--	-	--	111	1,455	--	--	1,566

Assays	24	-	--	92	-	--	24	--	--	--	140
Camp costs	78	-	--	278	-	--	4	21	--	--	381
Consulting	39	-	--	13	-	--	25	141	--	--	218
Drafting/engineer	3	-	--	26	-	--	26	1	--	--	56
Drilling	57	-	--	467	-	--	54	--	--	--	578
Environment	14	-	--	--	-	--	16	15	--	--	45
Field administrat	20	-	--	191	-	--	4	25	--	--	258
Property holding	1	-	--	192	-	--	143	20	--	--	338
Geology	88	-	--	210	-	--	33	10	--	--	341
Legal	1	-	--	7	-	--	--	34	--	--	42
Value added tax	--	-	--	176	-	--	--	--	--	--	176

	325	-	--	1,652	-	--	329	267	--	--	2,573

Costs written off in the year	--	-	--	--	-	--	--	--	--	(68)	(68)

Balance - December 31, 2000 (carried forward)	13,989	-	1,744	5,961	-	--	643	1,722	3,146	--	27,205

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

	Australia		Latin America				United States		Canada

	Bowdens $	Bluey's $	El Asiento $	Manantial Espejo $	Challacollo $	Diablillos $	Candelaria $	Shafter $	Sulphurets $	Nickel Mountain $	Total $
Balance - December 31,
2000 (brought forward)	13,989	--	1,744	5,961	--	--	643	1,722	3,146	--	27,205

Acquisition costs	263	7	--	576	31	5,433	2,760	222	499		9,791

Assays	16	4	--	83	13	--	--	--	--	--	116
Camp costs	112	4	--	419	61	--	103	249	--	--	948
Consulting	20	--	--	2	54	--	24	172	--	--	272
Drafting/engineering	39	--	--	69	2	--	16	15	--	--	141
Drilling	92	18	--	524	--	--	--	--	--	--	634
Environment	3	--	--	4	--	--	106	23	--	--	136
Field administration	23	--	--	252	1	--	22	34	--	--	332
Property holding costs	--	--	--	32	7	33	189	33	--	--	294
Geology	99	9	--	493	2	--	17	16	--	--	636
Legal	3	--	--	23	5	--	5	40	4	--	80
Value added tax	--	--	--	295	--	--	--	--	--	--	295

	407	35	--	2,196	145	33	482	582	4	--	3,884

Costs written off in the	--	--	(1,744)	--	--	--	--	--	--	--	(1,744)
year

Balance -	14,659	42	--	8,733	176	5,466	3,885	2,526	3,649	--	39,136
December 31, 2001

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

a)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (Aus) $85,500 to maintain its interest.

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay Aus $1,500,000 on the commencement of production of the Bowdens project, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by a mortgage on certain properties in the Bowdens project.

b)	Bluey’s, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey’s silver property and the surrounding tenement in Australia’s Northern Territory by incurring exploration expenditures over time totalling Aus $750,000. The company may increase its interest to 100% on completion of a bankable feasibility study with the vendor retaining a 4% net smelter royalty or a 10% net profits interest.

c)	El Asiento, Bolivia

In 1996, the company entered into an agreement with Corporacion Minera de Bolivia (COMIBOL) to acquire a 100% interest in the El Asiento property through staged exploration expenditures.

During 1998, the company reviewed the carrying value of its investment and a write-off of $1,871,000 was made, leaving a carrying value of $1,744,000, reflecting the company’s estimate of the net recoverable amount. During 1999 and 2000, no change was made to this carrying value and any holding costs incurred were expensed. During 2001, the company wrote off its remaining $1,744,000 investment in the property.

d)	Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 40% interest in the Manantial Espejo project in Argentina. Triton held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick). Under the terms of the agreement, the company would earn a 50% interest in Triton’s interest through cash payments of US$1,537,000 to Triton and exploration expenditures of US$4,500,000. As of December 31, 2001, cash payments of US$1,537,000 had been made to Triton and exploration expenditures of approximately US$4,100,000 had been made. During 2001, the date by which these expenditures must be incurred was extended to December 31, 2002.

In addition, the company has agreed to the work commitment schedule Triton has with the Argentine authorities calling for exploration expenditures to be spent in each of the years 1998 through 2002 amounting to a total of US$4,500,000. At December 31, 2001, US$1,400,000 of this obligation remains outstanding.

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share). Barrick retains a royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver which would be payable upon commencement of commercial production. In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(b)), such that Triton now holds a 90% interest in the property.

Subsequent to the year-end, the company has entered into an agreement to acquire the remaining 90% interest in the Manantial Espejo property (note 20(c)).

e)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion).

Under the terms of the agreement, the company will make cash option payments of US$1,500,000 staged over two years. The staged payments, which include a 5% vendor finder’s fee, are US$20,000 paid on signing; US$130,000 by March 1, 2002; US$250,000 by August 1, 2002; US$500,000 by March 1, 2003 and US$600,000 by August 1, 2003. The property is subject to an existing 2% production royalty up to a maximum total of US$850,000 as well as a 2% production royalty to Minera Septentrion increasing to 3% once the existing royalty has been fully paid. The latter royalty can be purchased for US$1,500,000 at any time.

f)	Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company is to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares at the company’s election. These staged payments are US$500,000 by June 30, 2002; US$500,000 by December 31, 2002; US$500,000 by June 30, 2003; and US$400,000 by December 31, 2003. Subsequent to the year-end, the company settled the 2002 payments of US$1,000,000 in full through issuance of common shares (note 8 and 20(a)).

g)	Candelaria, U.S.A.

In November 1999, the company acquired an exclusive option from Kinross Gold Corporation (Kinross) to purchase a 100% interest in the permitted Candelaria silver mine in Nevada by issuing 50,000 common shares.

During the year ended December 31, 2000, the company extended the option period to March 31, 2001 to facilitate transfer of permits and reclamation bonds from Kinross to the company and to receive regulatory approvals. Under the terms of the extension agreements, the company issued 27,500 common shares, paid $50,000 and commenced paying holding costs associated with the property.

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(a)), which has been allocated to mineral property costs. Under the terms of the agreement, Kinross is continuing reclamation work that is expected to be completed in the first quarter of 2002. The company has pledged the property as collateral pending the company arranging reclamation bonding.

h)	Shafter, U.S.A.

During the year ended December 31, 2000, the company acquired a 90.56% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. Subsequent to the year-end, the company acquired through a short form merger the remaining interest in Rio Grande (note 20(b)).

The Shafter properties are subject to certain rental and royalty agreements with a previous owner and other current property lessors covering substantially all the acreage contained within the project. In the event mineral production were to commence in the future, these agreements would become effective. One of the more significant of these agreements was purchased by Rio Grande and the final US$75,000 payment plus interest on this payable was made in October 2000.

i)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada now 100% held by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(b)), the project was held as a joint venture with Black Hawk. In November 2001, the company entered into an option agreement to sell its investment in the Sulphurets project including its interest in Newhawk, the Snowfields claim and one other non-core project, Blue Ice, for $3,800,000. The optionee has until April 10, 2002, unless mutually extended, to exercise the option.

6	Fixed assets

			2001

	Cost $	Accumulated depreciation $	Net $

Office equipment	335	253	82
Mining equipment	45	40	5
Land	2	--	2

	382	293	89

	2000

	Cost $	Accumulated depreciation $	Net $

Office equipment	307	225	82
Mining equipment	178	127	51
Land	2	--	2

	487	352	135

7	Long-term debt

	2001 $	2000 $
Amount payable to a former officer of Silver Assets in variable annual
amounts over 20 years, discounted at 7.3%, final payment in 2015	114	141

Mortgage payable at 10%, due in monthly instalments of US$649,
final payment due April 1, 2008	51	57

	165	198
Less: Current portion	22	33

	143	165

        The mortgage is collateralized by certain properties in the Shafter project (note 5(h)).

8	Mineral property payable

	2001 $	2000 $
Amount payable in cash or shares regarding the acquisition of the
Diablillos property (note 5(f)), non-interest bearing

Due in 2002 - US$1,000,000 (i)	1,593	-
Due in 2003 - US$900,000	1,433	-

Total (note 3(c))	3,026	-

Amount payable in cash or shares regarding the acquisition of the
Candelaria property, non-interest bearing, final payment April 1,
2002 (note 3(a))	300	-

	3,326	-

(i)	Subsequent to the year-end, the company settled the 2002 payments of US$1,000,000 in full through issuance of common shares (note 20(a)).

9	Capital stock

Authorized
100,000,000 common shares without par value

	Number of shares	Amount $

Balance - December 31, 1999	20,438,047	46,120
Issued during the year
For cash
Private placement (a)	1,633,334	2,450
Exercise of options (note 10)	807,100	1,413
Exercise of warrants (note 11)	1,273,859	2,038
Finders' fee on private placement (a)	86,666	130
For mineral properties (note 5(g))	27,500	61
Fractional shares repurchased (b)	(48)	--
Share issue costs	--	(134)

Balance - December 31, 2000	24,266,458	52,078
Issued during the year
For cash
Private placement (c)	1,914,000	4,495
Exercise of options (note 10)	1,941,225	3,976
Exercise of warrants (note 11)	1,733,000	2,703
Finders' fee on private placement (c)	59,270	139
For mineral properties (notes 3(a) and 5(d))	1,000,000	2,882
Share issue costs	--	(165)

Balance - December 31, 2001	30,913,953	66,108

a)

During the year ended December 31, 2000, the company completed a private placement and issued 1,633,334 units at $1.50 per unit. Each unit consisted of one common share plus one common share purchase warrant exercisable into 1,633,334 common shares at $1.50 per share until November 9, 2002. The company issued 86,666 units and paid $4,050 as finders’ fees for the private placement.

b)

At December 31, 1999, the issued shares included 77,356 shares allotted for Newhawk shareholders. A total of 77,308 of these shares were issued during the year ended December 31, 2000 and 48, representing fractional shares, were purchased by the company.

c)

During the year ended December 31, 2001, the company completed two private placements. In May 2001, the company issued 764,000 units at $1.97 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $2.32 per share until June 25, 2003. The company issued an additional 24,570 units as a finders’ fee on this placement. In October 2001, the company issued 1,150,000 units at $2.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $3.00 per share until October 29, 2003. The company issued an additional 34,700 units as a finders’ fee on this placement.

10	Stock options

The company does not have an established share purchase option plan. However, from time to time, the Board of Directors may grant options to directors, officers, employees or consultants subject to approval by the regulatory authorities. The maximum term is usually five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price on an option is the last closing price of the company’s common shares, listed on the Canadian Venture Exchange, immediately preceding the grant.

        Stock options issued to officers, employees and directors are as follows:

	2001		2000		1999

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding
at January 1	2,257,500	2.06	1,024,600	1.91	955,000	1.75
Granted	1,135,000	2.70	2,073,000	2.01	222,500	2.50
Exercised	(1,941,225)	2.05	(807,100)	1.75	(100,700)	1.75
Forfeited	(58,500)	2.29	(33,000)	2.09	(52,200)	1.82

Options
outstanding at
December 31	1,392,775	2.58	2,257,500	2.06	1,024,600	1.91

Options
exercisable at
December 31	1,376,525	2.58	1,528,800	2.01	915,850	1.84

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.50	50,000	50,000	October 7, 2004	2.8
2.10	40,797	40,797	April 17, 2005	3.3
2.00	2,303	2,303	May 16, 2005	3.4
2.09	20,000	20,000	June 5, 2005	3.4
1.90	144,675	144,675	December 28, 2005	4.0
2.50	685,000	672,500	August 16, 2006	4.6
3.01	450,000	446,250	November 6, 2006	4.8

	1,392,775	1,376,525		4.5

11	Warrants

During the year ended December 31, 2001, in connection with the acquisition of the Candelaria property described in note 3(a), the company issued 600,000 share purchase warrants which were assigned a value of $326,000. The remaining 1,973,270 warrants issued in the year were as part of units issued on private placements (note 9(c)).

        The changes in warrants outstanding are as follows:

	2001		2000		1999

Warrants outstanding	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

At January 1	1,720,000	1.50	1,330,144	1.74	680,000	2.25
Granted	2,573,270	2.91	1,720,000	1.50	1,388,144	1.60
Exercised	(1,733,000)	1.56	(1,273,859)	1.60	(567,955)	1.93
Expired	--	--	(56,285)	4.88	(170,045)	2.00

At December 31	2,560,270	2.87	1,720,000	1.50	1,330,144	1.74

        The following table summarizes information about warrants outstanding at December 31, 2001:

Exercise price $	Warrants outstanding	Expiry date	Weighed average remaining life (years)

3.50	600,000	October 1, 2002	0.8
1.50	113,000	November 9, 2002	0.9
2.32	662,570	June 25, 2003	1.5
3.00	1,184,700	October 29, 2003	1.8

	2,560,270		1.4

12	Related party transactions

During the year ended December 31, 2001, the company recorded management fees and expense reimbursements of $312,900 (2000 — $344,800; 1999 — $39,400) from companies related by common management. At December 31, 2001, accounts receivable include $ 93,500 (2000 — $142,000) from these related parties.

During the year ended December 31, 1999, the company was charged at cost approximately $122,000 for expenses paid on behalf of the company by a company related by directors in common.

13	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001	2000	1999

Statutory tax rate	45%	45%	45%

	$	$	$

Loss for the year	(3,377)	(1,705)	(1,264)

Provision for income taxes based on
statutory rates	(1,520)	(767)	(569)
Differences in foreign tax rates	(1)	21	76
Losses for which an income tax benefit
has not been recognized and other	1,521	746	493

	--	--	--

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31, are as follows:

	2001 $	2000 $
Long-term future tax assets
Non-capital loss carryforwards	9,503	4,321
Fixed assets and resource properties	5,649	4,698
Share issuance costs	141	80

Total future tax assets	15,293	9,099
Valuation allowance for future tax assets	(15,293)	(9,099)

Net future tax assets	--	--

c)

As of December 31, 2001, the company has approximately $11,234,000 in operating losses, $6,585,000 in capital losses, and $23,930,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

Year of expiry	$

2002	197
2003	517
2004	325
2005	3,428
2006	3,391
2007	1,625
2008	1,751

11,234

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

14	Reclamation

During the year ended December 31, 2001, the company incurred or provided for expenditures of $201,000 (2000 — $329,000; 1999 — $154,000) for estimated reclamation and site restoration costs.

At December 31, 2001, $503,185 (2000 — $500,000) has been recorded by the company as a provision for future reclamation expenses for its operations in British Columbia and Argentina. The requirement for reclamation is under review with the British Columbia provincial authorities. However, management is of the opinion that this amount approximates future site restoration costs.

15	Supplementary cash flow information

        Cash and cash equivalents included in the cash flow statement comprise the following:

	2001 $	2000 $	1999 $

Cash on hand and balances held with banks	1,764	610	825
Short-term deposits	3,813	2,699	2,100

	5,577	3,309	2,925

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

During the years ended December 31, 2001, 2000, and 1999, the company conducted non-cash financing and investing activities as follows:

	2001 $	2000 $	1999 $
Non-cash financing activities
Shares issued for business combination	--	--	5,142
Shares issued for mineral properties	2,882	61	110
Mineral property payable	3,326	--	--
Warrants issued for mineral properties	326	--	--
Shares issued for finders' fee	139	130	84
Finders' fee satisfied by issue of shares	(139)	(130)	(84)

	6,534	61	5,252

Non-cash investing activities
On business combination for shares	--	--	(5,142)
Shares issued for mineral properties	(2,882)	(61)	(110)
Payable for mineral property	(3,326)	--	--
Warrants issued for mineral properties	(326)	--	--

	(6,534)	(61)	(5,252)

16	Segmented financial information
The company’s principal operations are carried out in Canada, the United States, Latin America and Australia. The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

2001

	Canada $	United States $	Latin American $	Australia $	Consolidated $

Fixed assets	82	--	6	1	89
Mineral property costs	3,649	6,411	14,375	14,701	39,136

	3,731	6,411	14,381	14,702	39,225

2000

	Canada $	United States $	Latin American $	Australia $	Consolidated $

Fixed assets	123	--	8	4	135
Mineral property costs	3,146	2,365	7,705	13,989	27,205

	3,269	2,365	7,713	13,993	27,340

17	Commitments

The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments required in each of the next five years under leases are as follows:

$

2002	86,000
2003	22,000

18	Fair value of financial instruments

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt and mineral property payable to approximate carrying value.

The company has determined that it is not practicable or cost effective to determine the estimated fair value of its convertible debenture investment (note 4).

19	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)	Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 121.

ii)	Stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the exercise price exceeds the quoted market value of the company’s common shares at the date of the grant. During the year ended December 31, 2001, no compensation expense has arisen in respect of variable plan options.

iii)	Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income.

iv)

Under Canadian GAAP, the fair value of shares issued by an acquirer to effect a business combination is based on the quoted market price of shares over a reasonable period before and after the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is reached.

v)

Under Canadian GAAP, foreign exchange gains and losses on translation of long-term debt are deferred and amortized over the term of the debt. Under U.S. GAAP, these gains and losses are reflected in net earnings as they arise.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)    Consolidated summarized balance sheets

	2001			2000

	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $

Assets
Current assets	5,964	--	5,964	3,546	--	3,546
Mineral property
costs (i) and (iv)	39,136	(12,757)	26,379	27,205	(10,617)	16,588
Other assets	299	--	299	319	--	319

	45,399	(12,757)	32,642	31,070	(10,617)	20,453

Liabilities
Current liabilities	444		444	401	--	401
Other liabilities (v)	4,017	10	4,027	710	1	711

	4,461	10	4,471	1,111	1	1,112

Shareholders' Equity
Capital stock (iv)	66,434	169	66,603	52,078	169	52,247
Deficit (i) and (v)	(25,496)	(12,936)	(38,432)	(22,119)	(10,787)	(32,906)

	40,938	(12,767)	28,171	29,959	(10,618)	19,341

	45,399	(12,757)	32,642	31,070	(10,617)	20,453

c)    Consolidated statements of loss and deficit

	2001 $	2000 $	1999 $

Loss in accordance with Canadian GAAP	3,377	1,705	1,264
Exploration expenditures for the year (i)	3,884	2,573	2,330
Exploration costs written off during the year that
would have been expensed in the year incurred (i)	--	(68)	--
Exploration costs recovered that would have been
expensed in the year incurred	(1,744)	--	--
Foreign exchange loss/(gain) (v)	9	1	--

Loss in accordance with U.S. GAAP	5,526	4,211	3,594
Unrealized loss (gain) on available-for-sale
securities (iii)	--	13	(7)

Comprehensive loss	5,526	4,224	3,587

d)    Consolidated statements of cash flows

	2001 $	2000 $	1999 $

Cash flows from operating activities
Per Canadian GAAP	(1,646)	(1,996)	(1,137)
Exploration expenditures (i)	(3,884)	(2,573)	(2,330)

Per U.S. GAAP	(5,530)	(4,569)	(3,467)

Cash flows from investing activities
Per Canadian GAAP	(7,212)	(3,514)	(760)
Exploration expenditures (i)	3,884	2,573	2,330

Per U.S. GAAP	(3,328)	(941)	1,570

e)      Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued CICA 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the section on January 1, 2002.

In November 2001, the Accounting Standards Board issued an amendment to CICA 1650, Foreign Currency Translation. These new rules eliminate the deferral and amortization of exchange gains and losses arising from the translation of long-term debt. Effective from January 1, 2002, the new rules will be applied retroactively and all translation gains and losses will be reported in earnings as they arise. As a result, there will be no continuing measurement differences between Canadian and U.S. GAAP with regards to exchange gains and losses arising from the translation of long-term debt.

20	Subsequent events

a)

On January 28, 2002, the company made a US$1,000,000 payment to Pacific Rim under the terms of the agreement for the acquisition of the Diablillos silver-gold property in Argentina. The payment was made by the issuance of 383,025 common shares of the company based on a 20-day weighted average share price of approximately US$2.61 per share in settlement of the $1,593,000 payments due in 2002 (note 8).

b)

On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the company of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding is US$55,053 and will be paid out over time as shares are surrendered.

c)

On February 25, 2002, the company entered into an agreement with Black Hawk whereby the company will purchase Black Hawk’s remaining interest in the Manantial Espejo property for US$2,000,000 in cash or common shares of Pan American Silver Corp. (Pan American). This transaction will give the company a 100% interest in the property. The company concurrently entered into an agreement with Pan American to vend a 50% interest in the property for US$2,000,000 in cash or common shares. Pan American will pay 50% of the project costs from January 1, 2002 and contribute the first US$3,000,000 towards mine construction once a production decision is made. Both agreements are subject to regulatory approvals and are subject to closing on or before March 31, 2002.

B.    Exhibits

EXHIBIT 12.1

CERTIFICATION PURSUANT TO 18
U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with Amendment No. 1 to the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.     The Amended Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.     The information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: April 9, 2003

/s/ Robert A. Quartermain
__________________________
Robert A. Quartermain
President

EXHIBIT 12.2

CERTIFICATION PURSUANT TO 18
U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with Amendment No. 1 to the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on the date hereof (the “Amended Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.     The Amended Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.     The information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: April 9, 2003

/s/ Ross A. Mitchell
__________________________
Ross A. Mitchell
VicePresident, Finance

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc.
__________________________________
(Company)

By:

/s/ Robert A. Quartermain
________________________________
Robert A. Quartermain, President & Director

Date: April 9, 2003

CERTIFICATIONS

I, Robert A. Quartermain, certify that:

1.	I have reviewed this annual report on Form 20-F of Silver Standard Resources Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	[omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

5.	[omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

6.

[omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”].

Date: April 9, 2003

/s/ Robert A. Quartermain
________________________________
Robert A. Quartermain, President

I, Ross A. Mitchell, certify that:

1.	I have reviewed this annual report on Form 20-F of Silver Standard Resources Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	[omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

5.	[omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

6.

[omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”].

Date: April 9, 2003

/s/ Ross A. Mitchell
________________________________
Ross A. Mitchell, Chief Financial Officer