Form 20-F
SILVER STANDARD RESOURCES INC
filed 2003-05-23
CIK 921638

SEC 1852(11-2002)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2005
Estimated average burden hours per response. . . 438.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2002
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
39,190,887
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

- iii -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, concerning the operations and planned future acquisitions and other matters of Silver Standard Resources Inc. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in our market. Such forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Descriptions of Properties” and “Operating and Financial Review and Prospects”.

In this Annual Report, “we”, “us”, “our”, “we”, “Silver Standard” and “the Company” refer to Silver Standard Resources Inc., a company incorporated under the Company Act (British Columbia), and its subsidiaries.

- iv -

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

brecciated — rock broken up by geological forces.

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

- v -

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

g/t — grams per tonne.

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

- vi -

granite — a coarse grained, plutonic igneous rock that is normally pale pink, pale pink-brown, or pale grey, and composed of quartz, alkali feldspar, micas and accessory minerals.

hanging wall and footwall — terms used in reference to faults where when mining along a fault, your feet would be in the footwall side of the fault and the other side would be “hanging” over your head.

hectare — a square of 100 metres on each side.

host rock — the rock within which the ore deposit occurs.

igneous — means a rock formed by the cooling of molten silicate material.

indicated resource — the estimated quantity and grade of part of a mineralized body for which the continuity of grade, together with the extent and shape, is so well established that a reliable grade and tonnage estimate can be made for a deposit of potential economic merit. (See Explanatory and Cautionary Notes at end of Glossary)

induced polarization (I.P.) method — the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

inferred resource — the estimated quantity and grade of a mineralized body, or a part thereof, that is determined on the basis of limited sampling, but where there is sufficient geological information and a reasonable distribution of metal values to outline a deposit of potential economic merit. (See Explanatory and Cautionary Notes at end of Glossary)

intermediate — an igneous rock made up of both felsic and mafic minerals (diorite).

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

- vii -

mineral resource — the estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity of mineralization must be understood. (See Explanatory and Cautionary Notes at end of Glossary)

mineralization — usually implies minerals of value occurring in rocks.

net profits interest — the profits after deduction of expenses. Often a form of royalty.

net smelter returns — means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. A royalty based on net smelter returns provides cash flow that is free of any operating or capital costs and environmental liabilities.

option agreement — an agreement where the optionee can exercise certain options to increase our interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor’s property.

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

oz/t or opt — ounces per ton.

phenocrysts — an unusually large crystal in a relatively finer grained matrix.

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

- viii -

reclamation bond — usually required when mechanized work is contemplated. Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations.

reserves — a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

reverse circulation drill — a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

rhyolite — the aphantic equivalent of a granite.

royalty interest — a royalty interest is tied to some production unit such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

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

stockwork — a mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

strike — the direction of a horizontal line on the surface of the bed, or other planar feature.

tailings — material rejected from a mill after recoverable valuable minerals have been extracted.

tailings pond — a pond where tailings are disposed of.

- ix -

tuff — a finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

veins — the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

waste — rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Zn — the elemental symbol for zinc.

The terms "mineral resource", "measured resource", "indicated resource" and "inferred resource" used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, resource is termed “mineralization” or “mineral deposit”.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

This Annual Report uses the terms "measured" and "indicated resources." We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This Annual Report uses the terms "inferred resources." We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

- x -

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

Item 3      Key Information

A.    Selected Financial Data

The following table summarizes certain of our selected financial data. This information should be read in conjunction with the more detailed financial statements herein.

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

		Year ended Dec 31, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31, 1999	Year ended Dec 31, 1998

1.	Revenues	Nil	Nil	Nil	$Nil	$30
2.	Loss for period*	$2,198	$3,377	$1,705	$1,264	$11,722
3.	Loss per common share*	$0.06	$0.13	$0.08	$0.07	$0.74
4.	Total assets	$74,748	$45,399	$31,070	$26,655	$20,170
5.	Long term obligations and redeemable preferred stock**	$249	$143	$165	Nil	Nil
6.	Capital stock	$99,510	$66,108	$52,078	$46,120	$37,768
7.	Shareholders’ equity	$71,964	$40,938	$29,954	$25,706	$18,618
8.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
9.	Number of shares	$39,190,887	$30,913,953	$24,266,458	$20,438,047	$16,045,797

*    All operations of the Company are continuing.

**    No preferred stock has been issued

The selected financial data is presented above in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

		Year ended Dec 31, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31, 1999	Year ended Dec 31, 1998

1.	Revenues	Nil	Nil	Nil	Nil	$30
2.	Loss for period*	$8,759	$5,526	$4,211	$3,594	$4,607
3	Loss per common share*	$0.25	$0.21	$0.19	$0.20	$0.29
4	Total assets	$56,465	$32,642	$20,453	$19,699	$15,536
5.	Long term obligations and redeemable preferred stock**	$249	$143	$165	Nil	Nil
6.	Capital stock	$99,827	$66,603	$52,247	$46,289	$39,080
7.	Shareholders’ equity	$53,681	$28,171	$20,484	$18,750	$13,984
8.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
9.	Number of shares	$39,190,887	$30,913,953	$24,266,458	$20,438,047	$16,045,797

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999, December 31, 1998, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close

Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended December 31, 2000	1.48	1.43	1.56	1.52
Fiscal Year Ended December 31, 1999	1.49	1.44	1.54	1.47
Fiscal Year Ended December 31, 1998	1.48	1.42	1.57	1.53

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	November	December	January	February	March	April

High	1.59	1.58	1.57	1.53	1.49	1.48
Low	1.55	1.55	1.52	1.49	1.47	1.43

On April 30, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.43.

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

D.    Risk Factors

Our exploration programs may not result in a commercial mining operation.

Mineral exploration and development involve significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

We would need additional funds to develop any mineral deposits for commercial production.

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production. Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Lack of affordable infrastructure may make development of our properties uneconomic.

The majority of our property interests are not located in developed areas and hence may not be served by appropriate road access, water and power supply and other support infrastructure. Such items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties where our exploration has otherwise been successful into a commercial mining operation.

Our resource calculations rely on estimates that cannot be confirmed until the ore is mined.

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties. Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only. Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property‘s return on capital.

Mineral exploration and mining are subject to unpredictable risks and hazards that can result in substantial liability.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides, and inability to obtain suitable or adequate machinery equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on exploration programs.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to mine that property. This could result in our not being compensated for our prior expenditures relating to the property.

Mineral exploration and mining activities require compliance with a broad range of law and regulation violation of which can be costly.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate of any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Our properties are located in countries, such as Argentina and Mexico, more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case for the United States or Canada. Our mineral exploration activities could be adversely affected by uncontrollable political or economic factors that result in restrictions on production, price controls, export controls, expropriation of property or unanticipated change in tax, business and mining laws, any of which may adverse affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our accounts in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carryout exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of mining properties and the recruitment and retention of qualified personnel.

We compete with other mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) and as a director of Canplats Resources Corporation, IAMGold Corporation (formerly Repadre Capital Corporation), Western Silver Corporation (formerly Western Copper Holdings Ltd.), Vista Gold Corporation, Paso Rico Resources Ltd. and Reliant Ventures Ltd. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officer may be difficult.

Our company is organized under the law of and headquartered in British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (a) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States' courts based upon the civil liability provisions of United States’ federal securities laws or (b) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such securities laws

Item 4      Information on the Company

A.    History and Development of the Company

General Background

We were incorporated in British Columbia, Canada, on December 11, 1946 under the name "Silver Standard Mines, Limited (NPL)" and changed our name to "Silver Standard Mines Limited" on July 18, 1979. We changed our name to "Consolidated Silver Standard Mines Limited" and consolidated our common stock on a 1-for-5 basis on August 9, 1984. All references to the number of shares or per share data in this Annual Report refer to consolidated shares/data, unless otherwise indicated. We changed our name to "Silver Standard Resources Inc." on April 9, 1990.

Our head office and registered and records office is located at: Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is Robert A. Quartermain, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. We do not have a registered agent in the United States.

In January 2002, we acquired from Gold-Ore Resources Ltd. an option to acquire up to a 100% interest in Gold-Ore's option to acquire the San Marcial property located in Sinaloa State, Mexico. See Item 4.B - “Business Overview”.

On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by us of the remaining 9.44% outstanding minority stockholdings in Rio Grande Mining Company, the holder of the Shafter Silver Project located in Texas. See Item 4.B - “Business Overview”.

In March 2002, we acquired all of Black Hawk’s interest in the Manantial Espejo Project and sold a 50% interest in the Manantial Espejo Project to Pan American Silver Corp. See Item 4.B - “Business Overview”.

In March 2002, we also acquired from Repadre Capital Corporation all of its interest in a net smelter returns royalty granted by Minera Triton Argentina S.A. in respect of production from the Manantial Espejo Project and subsequently agreed to sell 50% of such interest. See Item 4.B - “Business Overview”.

In June 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., the holder of the rights to the Pirquitas project located in Jujuy Province, Argentina. See Item 4.B - “Business Overview”.

In November 2002, we agreed to enter into an option agreement with Vista Gold Corporation ("Vista"), under which Vista will grant us an option to acquire all of the silver resources hosted in the Maverick Springs gold-silver prospect in northern Nevada. See Item 4.B - “Business Overview”.

In December 2002, we acquired from Imperial Metals Corporation a 100% interest in the Silvertip project located in northern British Columbia. See Item 4.B - “Business Overview”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at December 31, 2002, other than where a different date is specified.

B.    Business Overview

We have four principal mineral property interests: (1) the Bowdens Silver Project in the Mudgee District of Australia, (2) a 50% interest in the Manantial Espejo Project in the Province of Santa Cruz, Argentina, (3) a 43.4% interest in the Pirquitas Project in the Province of Jujuy, Argentina and (4) the Shafter Silver Project in Texas, U.S.A. Our secondary properties include the Diablillos project in Argentina, the Candelaria Mine located in west central Nevada, U.S.A, the Challacolla Silver Project in Chile, the San Marcial Silver Project in Mexico and the Sulphurets project in British Columbia. See Item 4.B - “Business Overview”. We have several other property holdings in Mexico and Canada and a property holding in Bolivia which are not considered our primary properties.

None of our properties are beyond the advanced exploration stage (other than the Candelaria Mine and Pirquitas project, which are former producing mines, and the Shafter Silver Project, which is fully permitted) and presently there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done and/or a final feasibility study based upon such work is concluded. For further information, see Item 3.D - "Risk Factors".

The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations. In the United States, a resource is termed "mineralization" or "mineral deposit". U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

Bowdens Silver Project

Under an agreement (the “GSME Agreement”) dated December 23, 1996 between Silver Standard and Golden Shamrock Mines Limited as amended by an amending agreement (the “GSME Amending Agreement”) dated August 4, 1997, we acquired on August 22, 1997 all of the issued shares of GSM Exploration Pty Limited (“GSME”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The only asset of GSME was the Bowdens Silver Project which it acquired from CRA Exploration Pty Limited (“CRAE”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement (the “Tenement Sale Agreement”) dated August 11, 1994. Under the terms of the Tenement Sale Agreement, CRAE had the right (the “back-in rights”), amongst other things, to (i) receive a payment of A$1,429,397 on GSME making a decision to mine in respect of the Bowdens Silver Project, (ii) back-in for up to 51% of the Bowdens Silver Project in the event gold and silver resources are delineated on the Bowdens Silver Project in excess of A$800,000,000 or base metal resources are delineated on the Bowdens Silver Project in excess of A$3,000,000,000 within the six month period following the decision to mine and (iii) reacquire a 100% interest in the Bowdens Silver Project at no cost in the event GSME did not make a decision to mine in respect of the Bowdens Silver Project by August 11, 1999. Under an agreement (the “CRAE Agreement”) dated July 31, 1997 with Silver Standard, CRAE agreed to release all of its back-in rights to the Bowdens Silver Project in return for the issuance of 160,000 common shares of Silver Standard (which have since been issued), the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Silver Project and the granting of a royalty of two percent of net smelter returns reducing to one percent of net smelter returns after the payment of US$5,000,000 in royalties.

In September and October 1997, following the completion of the acquisition of GSME, we carried out an exploration program over the two main prospects of the Bowdens Silver Project, the Bowdens Gift Prospect and the Coomber Prospect, and a regional reconnaissance program to expand on previous reconnaissance work. A follow-up exploration program was completed in 1998.

In May 1998, our board of directors of the Company approved a US$2.7 million feasibility study of the economics of the Bowdens Silver Project. Following the approval of the feasibility study, we commenced a reserve definition drill program to expand indicated and inferred silver resources and to provide additional geological and metallurgical information. Due to unusually heavy rains, the drill program was not completed until January 1999.

On April 20, 1999, we purchased for A$425,000 the 133.75 hectare farm that overlies the mineralization and a large portion of the area currently being considered for the process plant, waste dumps and tailings pond. Preliminary resource modelling indicated that additional in-fill drilling was required prior to completion of the final reserve estimate. Prospecting in the area west of the known mineralization indicated the potential for locating additional tonnage. Drilling in this area was carried out in 2000.

In 2001, we completed a two phase drilling program consisting of 19 reverse circulation drill holes totalling 2,711 metres on the Bowdens Silver Project. Based on the results of the drill program, we initiated an updated block model calculation for the Bowdens Silver Project, which was completed in October 2001. See Item 4.D.- “Property, Plant and Equipment”.

Effective October 15, 2001, we completed the purchase of a second farm at Bowdens, which provides us with surface rights for the location of the planned mill facilities and adjoins the farm purchased in 2000. The farm covers an area of 50.05 hectares, and the purchase price for the farm was A$310,000.

During 2002, we commenced an in-fill drill program on the Bowdens Silver Project in order to better define silver resources on the property for completion of the feasibility study. In March, 2003, we completed the purchase of a third farm at Bowdens, which provides us with surface rights for the location of the waste dumps and tailings pond and adjoins the previously purchased farms. The farm covers an area of 1,140 hectares, and the purchase price for the farm was A$190,000.

Manantial Espejo Project

On November 4, 1998, we entered into an agreement (the “Manantial Espejo Option Agreement”) with Triton Mining Corporation (“Triton”), a wholly-owned subsidiary of Black Hawk Mining Inc., a Toronto Stock Exchange listed company, pursuant to which we acquired an option to acquire a 50% interest in Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Triton and the holder of an indirect 80% interest in certain mineral properties known as the “Manantial Espejo Project” located in the Santa Cruz Province of Argentina. In order to exercise the option under the Manantial Espejo Option Agreement, we are required to make staged cash option payments to Triton of US$1,536,500 (paid) and incur exploration expenditures on the Manantial Espejo Project of US$4.5 million by December 31, 2001, extendable to December 31, 2002 in certain circumstances. Under the terms of the Manantial Espejo Option Agreement, we are the operator of the project under the direction of a Management Committee.

At the time we acquired our option, Minera Triton owned 80% of the issued and outstanding shares of Compania Minera Altovalle S.A. (“Altovalle”), an Argentine corporation, the remaining shares of which were owned by Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, (“Barrick”). Altovalle is the registered holder of the mineral properties that comprise the Manantial Espejo Project. Under the terms of the shareholders’ agreement between the shareholders of Altovalle, on completion of a feasibility study for the Manantial Espejo Project, Barrick must elect to either (i) increase its interest in Altovalle to 40% by paying Minera Triton 40% of its reasonable costs incurred in respect of the Manantial Espejo Project or (ii) sell its interest in Altovalle to Minera Triton for US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study with any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study subject to a 3% net smelter returns royalty. As a result, on exercise of the option under the Manantial Espejo Option Agreement and completion of a feasibility study for the Manantial Espejo Project, we will own a 50% interest in Minera Triton who in turn will own either a 60% or 100% indirect interest in the Manantial Espejo Project.

Following execution of the Manantial Espejo Option Agreement, we commenced a 1,000 metre drill program on the Manantial Espejo Project, which was completed in late 1998. The program included in-fill drilling as well as drill testing of new targets. In addition, we completed a regional reconnaissance of the property. In March and April 1999, we conducted further fieldwork to assess new drill targets. In December 1999, we completed a 1,416 metre drill program.

Drilling during the 1999 program was focused on testing new targets. The program successfully intersected one new vein and confirmed the extension of a previously drilled vein. Additional geologic interpretation identified several other areas with good exploration potential. In 2000, we carried out further drilling and prospecting of the property.

Under an Agreement dated April 30, 2001 between Barrick and Silver Standard, Barrick sold to Silver Standard all of its 20% interest in Altovalle and agreed to defer the payment of the royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver, formerly due to be paid to Barrick on completion of a final feasibility study in respect of the Manantial Espejo Project, to the commencement of commercial production. In consideration of the sale of the 20% interest and the deferral of the payment of the royalty, we issued to Barrick 400,000 common shares in our capital. The acquisition completed on August 29, 2001.

In August 2001, we purchased with Black Hawk, through Minera Triton, two ranches totalling 28,000 hectares (108.1 square miles) for US$575,000, including buildings and improvements, payable over three years. The two ranches cover the main areas of defined mineralization at Manantial Espejo.

Under an agreement dated August 31, 2001 between Black Hawk and Silver Standard, we sold to Black Hawk one half of 20% direct interest in the Manantial Espejo Project (acquired from Barrick) in exchange for, among other things, the transfer to us of a 40% direct interest in the Sulphurets Project in British Columbia and a cash payment by us of $125,000. The cash payment represented a return of funds in a joint venture account, a credit for assets and an additional cash component. In addition, we agreed to pay Black Hawk a net smelter returns royalty of 1.2% on production in excess of current resources of silver and gold already outlined on the property. The agreement with Black Hawk completed on August 31, 2001.

On January 22, 2002, we received from Black Hawk an offer to sell to us all of Black Hawk’s interest in the Manantial Espejo Project pursuant to the terms of the right of first refusal contained in the shareholders’ agreements for Minera Triton and Altovalle. On February 22, 2002, we elected to exercise our right of first refusal and acquired Black Hawk’s interest in the Manantial Espejo Project for US $ 2,000,000 payable in cash or shares. Also on February 22, 2002, we agreed to sell a 50% interest in the Manantial Espejo Project to Pan American Silver Corp. (“Pan American”) in consideration of the payment of US $2,000,000, payable in cash or shares, and the obligation by Pan American to incur the first US $3,000,000 in joint venture expenditures following a production decision relating to the Manantial Espejo Project. On March 27, 2002, we completed the acquisition of Black Hawk’s interest in the Manantial Espejo Project and completed the sale to Pan American of a 50% interest in the Manantial Espejo Project. The consideration paid by us to Black Hawk consisted of cash of US $708,750 and 231,511 shares in the capital of Pan American, which we received from Pan American for the sale of the 50% interest in the Manantial Espejo Project.

We also entered into a joint venture agreement with Pan American on March 27, 2002 in respect of the exploration and development of the Manantial Espejo Project. Under the terms of the joint venture agreement, we are to remain operator of the project until a decision is made to complete a feasibility study. Thereafter, Pan American is the operator of the project until the commencement of commercial production. On commencement of commercial production, an operating company, owned by us and Pan American, in proportion to each party's respective interest in the project, will act as operator of the project. In addition, Pan American is to incur the first US $3,000,000 in joint venture expenditures following a production decision relating to the Manantial Espejo Project. Otherwise, all costs and expenses incurred in respect of the project shall be incurred by us and Pan American in proportion to each party's respective interest in the joint venture.

On March 27, 2002, we acquired from Repadre Capital Corporation (“Repadre”) all of Repadre’s interest in a net smelter returns royalty granted to Repadre by Minera Triton equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project. The purchase price for the royalty interest was US $200,000. We subsequently sold a 50% interest in the royalty to Pan American for US $100,000.

In November 2002, Pan American acquired from Barrick all of Barrick's rights to receive a royalty from the Manantial Espejo Project of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the project with any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study subject to a 3% net smelter returns royalty. In December 2002, we acquired from Pan American a 50% interest in the royalty for US $300,000.

Pirquitas Project

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., the holder of the rights to the Pirquitas project. The total purchase price for the 43.4% interest was the payment at closing of US $3,000,000 in cash and the issuance of a US $1,340,000 convertible debenture, with a term of one year, exercise price of Cdn $5.80 per share and interest rate of 10% per annum. The debenture was fully converted by the holder by December 31, 2002 into 360,636 common shares in our capital.

The holders of the remaining 56.6% interest in Sunshine Argentina, Inc. are Elliott International, L.P. and the Liverpool Limited Partnership. We are the operator of the Pirquitas project.

Since the acquisition of our interest in the Pirquitas project, we have maintained the project on a care and maintenance basis. In 2003, we, as operator of the project, expect to conduct the following activities: care and maintenance, repair sediment dam downstream of site, isolate jig tails from creek, clean up environmental hazard of old assay lab and minor exploration consisting of underground sampling, geochemical sampling and geophysics.

Shafter Silver Project

Under an agreement dated September 19, 2000 among Silver Standard, SSR Acquisition, Inc., a wholly-owned subsidiary of ours, Coastal Capital Partners L.P., John H. Bailey, Peter Galli, Carolyn E. Galli, Mark Fidler, Kathleen Fidler and David Fraser, we acquired 91.8% of the issued shares of Silver Assets, Inc. in consideration of the payment of US$0.00654 per share for a total purchase price of US$599,305.15. On November 9, 2000, a short-form merger between SSR Acquisition, Inc. and Silver Assets, Inc. was effected, under which we acquired the remaining issued shares of Silver Assets, Inc. for US$0.00654 per share. The purchase price for 100% of the issued shares of Silver Assets, Inc. was US$693,601 (Cdn$1,024,293).

At the time of our acquisition, the sole asset of Silver Assets, Inc. was a 90.56% interest in Rio Grande Mining Company, which holds the Shafter Silver Project located near Shafter, Texas. On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by us of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding is US$55,053 and will be paid out over time as shares are surrendered.

Since the completion of the acquisition of Silver Assets, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production.

Candelaria Mine

Under an option agreement dated November 1, 1999 between Silver Standard and Kinross Candelaria Mining Company, a wholly-owned subsidiary of Kinross Gold Inc. ("Kinross"), a Toronto Stock Exchange listed company, we acquired an option to acquire a 100% interest in the Candelaria mine, located in Mineral and Esmerelda counties of the State of Nevada. Under the option agreement, in consideration of the issuance of 50,000 common shares, we have six months to carry out a due diligence review of the Candelaria mine. In order to exercise the option, we are required to make staged cash payments over a period of 12 months, issue 600,000 units (each unit to consist of one of our common shares and one common share purchase warrant, with each such warrant entitling the holder to acquire an additional one of our common shares for a period of one year at a price of $3.50) and pay US$1,000,000 on commencement of commercial production. We may also be required to purchase the processing facility located on the mine site for $300,000. In addition to the payments and share issuances, we will assume all liabilities relating to the mine.

On March 28, 2000, we and Kinross entered into an amending agreement whereby Kinross agreed to extend the term of the option by three months (to a nine-month term) on payment by us of $50,000 and the issuance by us of 27,500 common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended to March 31, 2001. On March 30, 2001, we delivered notice of exercise (the "Notice of Exercise") of the option to Kinross, which provided for the closing of the purchase on amended terms. On October 1, 2001, pursuant to an agreement dated October 1, 2001, we acquired all of the shares of Kinross Candelaria Mining Company, a Delaware corporation and the owner of the Candelaria mine and related assets. In consideration of the acquisition of such shares, we paid Kinross US $65,834 and issued 600,000 common shares in our capital to Kinross and 600,000 common share purchase warrants, with each warrant entitling the holder to acquire an additional one of our common shares until October 1, 2002 at a price of Cdn $3.50 per share. We also agreed to assume all liabilities associated with the Candelaria mine, delivered to Kinross a promissory note in the amount of Cdn $300,000 payable in cash or shares, at our election, on or before April 1, 2002 and reimbursed Kinross US $209,607 for expenses incurred by Kinross in respect of the Candelaria mine from April 1, 2001 to September 30, 2001. We paid the full amount of the promissory note by the issuance of 70,922 common shares on March 26, 2002.

We acquired the Candelaria mine for the large silver resource that remained on the property at the time of closure of the mine by Kinross. Our due diligence review of the property included re-drilling 9 holes in the Deep Diablo area, limited metallurgical studies, engineering scoping studies and a complete environmental audit. The drilling confirmed the original resource estimate. Metallurgical and engineering studies demonstrated that conventional milling of the ore is feasible at higher silver prices. The environmental review did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date satisfied all state and federal guidelines.

Under the terms of the purchase agreement, Kinross is responsible for completing the reclamation of the mine, and we have agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross. To date, the mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. Kinross is continuing reclamation work that is expected to be completed shortly. We have pledged the property to Kinross as collateral pending completion of reclamation work by Kinross and our arrangement of reclamation bonding. Reclamation bonding for the property is currently US $1,679,435, but may be reduced as a result of reclamation carried out to date. We are required to provide substitute reclamation bonding by April 1, 2004.

Following completion of the reclamation of the mine by Kinross, we will be responsible for the establishment of plant growth on the property. In the event the seeding by Kinross on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of US $136,800; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of US $1,272,100. In addition, on reclamation of the mine, we must monitor the mine at a total estimated cost of US $20,300 over a five year period.

Diablillos Property

Under an agreement dated November 1, 2001, among Silver Standard, Silver Standard (BVI) Inc., Pacific Rim Mining Corp. ("Pacific Rim"), Pac Rim Cayman and Pac Rim Caribe (III) (wholly owned subsidiaries of Pacific Rim), we agreed to acquire all of Pacific Rim's interest in the Diablillos property located in Salta Province, Argentina through the acquisition of all of the shares of Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the purchase agreement, we agreed to pay Pacific Rim US $3,400,000 in staged payments, with cash payments of US $1,000,000 and US $500,000 payable on closing and December 31, 2001, respectively, and payments, in cash or our shares, at our election, of US $500,000 payable on or before June 30, 2002, December 31, 2002 and June 30, 2003 and US $400,000 payable on or before December 31, 2003.

On December 14, 2001, we completed the acquisition of the Diablillos property and made the US $1,000,000 cash payment due on closing. On December 31, 2001, we paid the US $500,000 payment then due, and on January 18, 2002 issued 383,025 common shares in our capital in satisfaction of the payments due on June 30, 2002 and December 31, 2002. On June 28, 2002, we issued to Pacific Rim 142,970 of our common shares in satisfaction of the final two payments due on June 30, 2003 and December 31, 2003.

Challacolla Silver Project

Under the terms of an agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion ("Minera Septentrion") an option to acquire a 100% interest in the Challacolla Silver Project located in northern Chile. Under the terms of the option agreement, we are required to make cash option payments totaling US $1,500,000 over two years: US $20,000 due on signing (paid); US $130,000 due on March 1, 2002 (paid); US $250,000 due on August 1, 2002 (paid); US $500,000 due on March 1, 2003 (paid); and US $600,000 due on August 1, 2003. A five percent finder's fee is included in the cash option payments. The property is subject to an existing 2% production royalty capped at US $850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid. The Minera Septentrion royalty may be purchased for US $1,500,000 at any time.

Maverick Springs Project

On November 7, 2002, we entered into a letter agreement with Vista Gold Corporation ("Vista") and Vista Nevada Corp. ("VNC"), a wholly-owned subsidiary of Vista, pursuant to which we agreed to enter into an option agreement to acquire all of the silver resources, subject to underlying agreements and royalties, hosted in the Maverick Springs project located in northern Nevada on payment of US $300,000 on execution of the option agreement and incurring US $1,200,000 over four years to fund required exploration expenditures, land payments and option payments.

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation, Newmont Capital Limited (together, "Newmont"), Vista and VNC, Vista and VNC have the right to acquire a 100% interest in the Maverick Springs project, subject to payment of US $15,000 on October 1, 2002, US $15,000 on October 1, 2003 and US $100,000 on each October 1st thereafter and payment of a net smelter returns royalty ranging from 1.9% for gold and silver prices that are less than US $250 and US $4.50 per ounce, respectively, to 5.9% for gold and silver prices that are greater than US $550 and US $8.50 per ounce, respectively, and a net smelter returns royalty of 2.9% for all metals other than gold and silver and complete a minimum of 6,400 feet of exploration drilling in each of the first three years of the agreement.

In order to exercise their option, Vista and VNC are required to pay Newmont US $250,000 in cash (paid), reimburse Newmont for 2003 federal maintenance fees of US $37,300 (paid), issue 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at US $4.43 per share), issue to Newmont, on the first anniversary of the agreement, the number of shares of Vista determined by dividing US $500,000 by the weighted average closing price of the shares of Vista on the American Stock Exchange averaged over the 10-day trading period ending on the day before the first anniversary of the agreement (the "Weighted Average Price") and an equal number of share purchase warrants (with each warrant exercisable for a period of two years from the closing at a price equal to 125% of the Weighted Average Price), and grant to Newmont a 1½% net smelter returns royalty on production from the Maverick Springs Property.

In addition, following the fourth anniversary of the agreement, Newmont may, on payment of 200% of expenditures, acquire a 51% interest in the Maverick Springs project with expenditures by Vista, following the backin by Newmont, capped at US $2,000,000 until completion of a feasibility study for the project.

We are currently finalizing the negotiation of the option agreement with Vista and VNC.

Silvertip Property

Under an agreement dated November 27, 2002 with Imperial Metals Corporation and its wholly-owned subsidiary Silvertip Mining Corporation (together "Imperial"), we acquired a 100% interest in the Silvertip property located in northern British Columbia. Under the agreement, we paid Imperial $1,200,000 in cash, issued to Imperial 100,000 of our common shares and assumed the remaining reclamation obligations associated with the property. Certain of the non-core claims comprised in the property are subject to a 5% net profits interest.

To date, we have not carried out any work on the property.

Newhawk Arrangement

On September 30, 1999 pursuant to a plan of arrangement (the "Newhawk Arrangement"), holders of common shares of Newhawk exchanged every six Newhawk shares for one of our common shares. There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement which were exchanged for 2,285,451 of our common shares. On completion of the Newhawk Arrangement, Newhawk became a wholly-owned subsidiary of ours.

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Sulphurets Project (at the time 40% owned by Black Hawk Mining Inc., which interest was subsequently acquired by us) and a 100% interest in the Snowfield Property located in northwest British Columbia. The Sulphurets Project consists of a 60% interest in the Bruceside Property. Since 1986, expenditures on the Bruceside Property have totalled US$27 million.

Following the Newhawk Arrangement, we completed reclamation work on the Sulphurets Project then underway. Reclamation work in 1999 was approved by the British Columbia Ministry of Energy and Mines, Ministry of Environment, Lands and Parks and Ministry of Forests. Total reclamation costs incurred in 1999 were $1,161,333. As at the date of this Annual Report, reclamation bonding totals $5,000 in respect of the Sulphurets Project.

Under an agreement with Black Hawk described under the heading "Manantial Espejo Project" above, we acquired, among other things, Black Hawk's 40% interest in the Sulphurets Project in exchange for a 10% interest in Altovalle, a cash payment of $125,000 and 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already outlined on the Sulphurets Project property.

In November 2001, we granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, and the Snowfields and Blue Ice properties in consideration of a cash payment of Cdn $3,800,000. The option may be exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002, and may be further extended. The option granted to Mr. Morriss expired without exercise, and we are in negotiations with other interested parties regarding the option of the property.

San Marcial Silver Project

In January 2002, we acquired from Gold-Ore Resources Ltd. ("Gold-Ore") an option to acquire up to a 100% interest in Gold-Ore's option to acquire the San Marcial property located in Sinaloa State, Mexico. Under the terms of the option, we may earn a 50% interest through cash payments totalling US$29,000 and exploration expenditures of at least US$175,000 by April 30, 2002. We may then earn up to a 100% interest in Gold Ore's option by either issuing 200,000 of our common shares with a value of at least US$350,000 or paying to Gold Ore US$350,000 in cash and our common shares with at least US$150,000 in cash. Either method of payment is at our sole election.

In addition, if within three years of the date of the option agreement, (a) we outline in excess of 50 million ounces of measured and indicated silver resources on the Property, in accordance with National Instrument 43-101 ("43-101") of the Canadian Securities Administrators using a 50 gram/tonne silver cut-off grade, we shall pay to Gold-Ore, in cash or common shares in our capital, US $0.005 per ounce for each ounce of silver in excess of 50 million ounces; and (b) the afternoon fix of the price of silver on the London Mercantile Exchange is greater than or equal to US $6.50 per ounce for a minimum of 60 consecutive days, we shall pay to Gold-Ore, in cash or common shares in our capital, US $0.005 per ounce for each ounce of measured and indicated silver resources outlined on the Property, in accordance with 43-101, using a 50 gram/tonne silver cut-off grade.

In August 2002, we exercised our option and acquired an option to acquire a 100% interest in the San Marcial property. In order to exercise the option, we are required to make cash payments to the property vendor totalling US$462,500 by February 13, 2004 and incur US$225,000 in further exploration expenditures by August 13, 2004. We also agreed to pay US$100,000 on commencement of commercial production to International American Resources Inc. and a 3% net smelter returns royalty to the property vendor. Each 1% of the royalty can be acquired on payment of US$600,000.

Following the acquisition of the option, we completed an eight hole drill program to test the extent of the resource.

Bluey’s Silver Prospect

On August 7, 2001, we acquired an option from Imperial Granite and Minerals Pty Ltd. under which we may earn a 51% joint venture interest in the Bluey's Silver Prospect and the surrounding tenement, located in the Northern Territory, Australia, by repaying staking and tenement costs (to a maximum of A$10,000) and incurring exploration expenditures over time totalling A$750,000. We may increase our interest to 100% on completion of a bankable feasibility study with the vendor retaining a 4% net smelter returns royalty or a 10% net profits interest.

Following the acquisition of the option, we completed a drill program which tested the known surface mineralization of the prospect. In 2002, based on the results of the drill program, we abandoned the Bluey's Silver Prospect and wrote off our interest in the prospect.

El Asiento Project

No work was completed on the project in 2002. For disclosure as to this project, please see our Annual Report on Form 20-F for the fiscal year ending December 31, 2000 filed with the U.S. Securities and Exchange Commission under file no. 000.26424.

Duthie Property

We acquired the Duthie Property in November 1978 for its then known silver reserve and functioning mill. The Duthie Property is located 12 kilometers west of Smithers, British Columbia, approximately 1.2 kilometers north of Aldrich Lake. It operated intermittently from 1923 to the mid-1980's. Over much of this period, some hand-picked direct-shipping ore was mined, especially in the early years. Of an estimated 80,000 tons mined, about 59,400 tons were milled. Concentrate shipments totaled 7,144 tons.

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990's, British Columbia adopted legislation that resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2000, 2001 and 2002, we carried out reclamation work of $240,000, $177,000 and $155,000, respectively. Reclamation work will continue in 2003 at an estimated cost of $265,000. Remaining reclamation obligations include placing perimeter ditches around the tailings impoundment area, capping the tailings, constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation are $250,000, which amount has been included in our provision for reclamation, plus $16,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, put the mine into production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Environmental consultants retained by us are studying the property to determine whether reclamation is required for the tailings on the property and the property in general. Accordingly, a reclamation plan has not been formulated. If a reclamation plan is required, determination of reclamation costs must await submission of the plan to and acceptance by appropriate government agencies, until which time monitoring is not required. The only remedial work required on the property at this time is the closure of mine workings, which has an estimated cost of $240,000, which amount has been included in our provision for reclamation.

Other Secondary Properties

We have several other property holdings in Mexico, Canada and the United States and a property holding in Bolivia which are not considered our primary properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.    Organizational Structure

We have ten material subsidiaries. The following table sets out the name, jurisdiction of incorporation, incorporation date, date of our acquisition and our interest in each of our material subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Silver Standard Interest
Silver Standard (BVI) Inc.	British Virgin Islands; November 21, 1996	November 21, 1996	100%
Silver Standard Australia Pty Limited	Australia; June 26, 1987	August 22, 1997	100%
Minera Triton Argentina S.A	Argentina; January 21, 1997	March 27, 2002	50%
Silver Assets, Inc.	California, USA; June 18, 1932	September 22, 2002	100%
Candelaria Mining Company	Delaware, USA; January 31, 1964	October 1, 2001	100%
Pacific Rim Mining Corporation Argentina S.A	Argentina; October 1, 1993	December 14, 2001	100%
Newhawk Gold Mines Ltd.	British Columbia, Canada; January 20, 1948	September 30, 1999	100%
Silver Standard U.S. Inc.	Nevada, USA; March 11, 1994	March 11, 1994	100%
Silver Standard Mexico S.A	Mexico; January 18, 1995	January 18, 1995	99.9%
Minera Silver Standard Chile S.A	Chile; November 10, 1994	November 10, 1994	99.9%

D.   Property, Plant and Equipment

Bowdens Silver Project

The following is a description of the Bowdens Silver Project. In general, the description of the project is from the Bowdens Property, Australia Technical Report dated April 27, 2001, prepared for us by Pincock, Allen & Holt ("PAH"), a division of Hart Crowser Inc., in conformance with Canadian National Instrument 43-101. This report is available for review at our office. We have, however, updated the ownership statement and the resource estimate in the PAH report to reflect changes made subsequent to the PAH report. PAH reviewed the updated resource estimate in their Bowdens Resource Audit Letter report dated October 9, 2001.

Location and Access

The property is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32º 39‘S, longitude 149º 52‘E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area. See Figure 1, General Location Map.

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

Land Tenure

The Property consists of one exploration tenement covering 379 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, a wholly-owned subsidiary of Silver Standard. Current details on the tenure are given in Table 5 below.

Table 5
Silver Standard Resources Inc.
Bowdens Property
Property Details

Tenement	Grant Date	Expiry Date	No. of Units	Area (Sq.km)	Expenditure Requirement

EL5920	January 30, 2002	January 30, 2004	131	379	A$85,500

The surface rights to the farm overlying the resource area were purchased by Silver Standard in April 1999 for A$425,000. The surface rights to the adjoining farm which is the proposed location for the mill facilities were purchased in 2001 for A$310,000.

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

In August 1997, Golden Shamrock Mines Limited was merged with Ashanti Goldfields Limited and in August 1997 GSME was acquired by Silver Standard and renamed Silver Standard Australia Pty. Limited. Since the acquisition, Silver Standard has carried out geological mapping and sampling, metallurgical studies, drill testing of the Bowdens deposit and minor drilling at the Coomber prospect. Total drilling by Silver Standard has amounted to 132 RC holes totalling 13,218 meters and 23 core holes totalling 2,186 meters.

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

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms "measured" and "indicated resources". We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms "inferred resources." We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

We completed an updated block model of the resources for the Bowdens Silver Project in October 2001, which included the results of the 30 reverse circulation and two diamond drill holes totalling 4,319 metres completed in 2000 and 2001. The block model is based on a cut-off of 40 grams of silver-equivalent per tonne and was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators, which requires the classification of resources pursuant to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. Based on our updated model, the Bowdens Silver Project contains a measured and indicated resource of 36.1 million tonnes at an average grade of 51.8 g/t Ag, 0.24 percent Pb, and 0.32 percent Zn, for 60.2 million ounces of silver plus lead and zinc credits. Additionally, there is an inferred resource of 22.9 million tonnes at an average grade of 42.5 g/t Ag, 0.20 percent Pb, and 0.30 percent Zn, for 31.3 million ounces of silver plus lead and zinc credits.

Table 6
Silver Standard Resources Inc.
Bowdens Property
Silver Standard Resource Estimate with PAH Review
(40 g/t Ag-Equivalent Cutoff Grade – capped)

Classification	Tonnes	Silver Grade (g/t)	Contained Silver (million ounces)	Pb (%)	Zn (%)

Measured & Indicated(1)	36,100,000	51.8	60.2	0.24	0.32

Inferred(1)	22,900,000	42.5	31.3	0.20	0.30

Note:

1)

The terms "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the Explanatory Note in the Glossary and the cautionary notes above.

Manantial Espejo Project

The following is a description of the Manantial Espejo Project. The description of the project is from the Manantial Espejo Property Technical Report dated April 6, 2001, prepared for us by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at our office.

Location and Access

The property is located in southern Argentina in the province of Santa Cruz, centered at longitude 69º 30’ west and latitude 48º 46' north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometers east of the property. See Figure 2, Manantial Espejo Project, Location Map.

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

Land Tenure

The following information concerning our mineral interests that comprise the Manantial Espejo Project was prepared by us and was not reviewed by PAH. The Manantial Espejo (Manantial) property currently consists of 13 Minas and 6 “Manifestacion de Descrubrimiento” (“MD”) covering a total of 23,614.73 hectares, extending 36 kilometers east-west and 19 kilometers north-south. Table 7 lists the claim details.

Table 7
Silver Standard Resources Inc.
Manantial Espejo Property
Property Details

Name	Number	Type	Surface Hectares

Ayelen	411.694-B-95	MINA	2,700.00

La Laguna	407.215-CMSJ-93	MINA	2,400.00

Maria Este	413.930-B-95	MINA	1,800.00

La Madriguera	407.216-CMSJ-93	MINA	2,400.00

La Alianza I	407.781-B-94	MINA	990.03

La Alianza II	407.780-B-94	MINA	500.00

La Gruta	404.149-B-97	MINA	2,738.50

Candelaria*	411.583-N-94	MINA	1,798.00

San Lorenzo II	408.610-T-98	MINA	800.00

Manantial Oeste II	408.960-B-98	MINA	282.29

Rosa	410.234-T-99	MINA	224.00

Susie	415.131-A-00	MINA	1,000.30

Luciana	414.705-T-00	MINA	2,978.45

Sol	414.704-T-00	MINA	2,003.16

Ana Maria	401.561-A-01	M.D.	700.00

Patricia I	401.562-A-01	M.D.	300.00

La Esmeralda	403.399-A-02	M.D.	2,700.00

Total			26,314.73

History

Exploration was first carried out in the 1970s by the Argentine government. The original mining rights were acquired by Sr. Roberto Schubach in 1989 and sold to St. Joe Minerals in 1990. St. Joe Minerals was acquired by Lac Minerals (Lac) in 1991, and in 1994 Barrick Gold Corporation acquired Lac and assumed ownership.

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

In April 1998, Triton completed making the required payments and acquired our 80 percent ownership. In late 1998 Silver Standard acquired an option to earn a 40 percent project interest and drilled 1,024 meters of HQ-size core in 18 holes concentrated on the Maria Vein. Work in 1999 included prospecting, soil sampling and mapping and in late November, Silver Standard completed 1,417 meters of HQ-size diamond drill core in 17 holes on targets other than the Maria Vein.

In November 2000, a total of 54 holes, including 27 RC holes for 1,982 meters, and 27 HQ core holes totaling 3,160 meters, were completed on various exploration targets. A total of 1,635 meters in 15 holes were drilled on the Karina-Union Vein.

In late 2001, Silver Standard completed a 5,000 metre drill program on the Karina/Union and Melissa veins.

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

Mineralization

The Maria Vein is hosted by the felsic tuffs of the Chon Aike Formation and possibly the La Matilde Formation, and occupies a structural zone striking 125º and dipping 65º south. The main vein is a thick multiphase silica vein exposed on surface for more than 1.0 kilometer and has been intersected at a depth of 275 meters. This vein is up to 40 meters thick on surface and averages 8 meters in thickness, with the true width ranging from 0.63 meters to 20 meters, with an average true width of 7.8 meters. The main vein is open to the east and at depth. The vein exhibits typical pinch and swell characteristics in addition to local shallowing of dip with corresponding local increase in grade and thickness. The hanging wall of the vein contains several sets of minor veins that are steep to near vertical and represent a typical horse-tailing system commonly developed in epithermal systems. Locally, these “parallel” veins reach a thickness that can be correlated between holes and are included in resource estimations. True thickness of the parallel veins ranges from 0.58 meters to 18.4 meters with an average of 4.2 meters.

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

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

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

Table 8
Silver Standard Resources Inc.
Manantial Espejo Property
Current Resource Estimate

Vein	Method	Cut off (4)	Mining Width	M Tonnes Measured	g/t Ag	g/t Au	M Tonnes Indicated	g/t Ag	g/t Au	M Tonnes Measured + Indicated	g/t Ag	g/t Au	M Oz Ag Eq 55:1	M Tonnes Inferred	g/t Ag	g/t Au	M Oz Ag Eq 55:1
Maria (1)	Polyg.	165 g/t AgEq	3 m	1.39	235.4	5.23	1.579	223.5	4.71	2.977	229.1	4.95	48.0	0.838	181.8	3.86	10.6
Karina Union (2)	Polyg.	165 g/t AgEq	1.5 m				1.243	341.5	3.51	1.243	341.5	3.51	21.4	0.625	348.7	3.55	10.7
Concepcion (3)	Polyg.	165 g/t AgEq	1.5 m				0.171	302.5	4.01	0.171	302.5	4.01	2.87	0.131	319.1	3.74	2.21
				1.398	235.4	5.23	2.993	277.0	4.17	4.391	263.8	4.51	72.27	1.594	258.5	3.65	23.51

(1)	Mania Vein estimate is from Manantial Espejo Property Technical Report dated April 6, 2001.

(2)	Karina Union Vein estimate was updated by Silver Standard in July 2001. PAH reviewed the updated estimate in their Manantial Resource Audit Letter report dated July 17, 2001.

(3)	Concepcion Vein estimate was updated by Silver Standard in July 2001. PAH reviewed the updated estimate in their Manantial Resource Audit Letter report dated July 17, 2001.

(4)	Maria, Karina and Concepcion cutoff ratio is 55:1 Ag:Au

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

PirquitasProject

The following is a description of the Pirquitas Project. The description of the project is from the Technical Report on the Pirquitas Silver, Tin and Zinc Deposits, Province of Jujuy, Argentina dated May 16, 2003, prepared for us by Mine Development Associates, Inc. ("MDA") in conformance with Canadian National Instrument 43-101. This report is available for review at our office.

Location and Access

Pirquitas is a polymetallic (silver, tin, and zinc) deposit situated in the Puna de Atacama of northwestern Argentina, in the Province of Jujuy. The project site is located approximately 355 km northwest of the city of San Salvador de Jujuy (Figure 3). Access to the site is on public roads. The project is located in mountainous terrain with elevations ranging from 4,100 to 4,400 m above mean sea level.

Land Tenure

Sunshine Argentina, Inc. obtained the Pirquitas mining, exploration, and surface rights by purchasing or applying for title to lands that fall into three basic categories, as follows:

Surface Rights - Title can be obtained for surface rights which can be used for purposes such as housing, infrastructure facilities, processing plants, waste and tailing disposal sites, and other facilities to support mining operations. Silver Standard's surface property boundary encompasses about 7,498 ha.

Parcel Number	Ha
530	500
531	1,000
532	1,000
533	750
534	749
535	999
536	1,000
537	1,005
538	495
Total	7,498

Cateo - A cateo is an exploration concession that allows individuals or companies to explore for various minerals. Each cateo comes with the exclusive right to convert the cateo into a pertenencia or exploitation concession once a discovery has been made. A cateos is subject to a payment or canon and is reduced in size over time if a discovery is not made. Cateos filed by Sunshine in 1996 include:

Cateo Name	Ha
Pirquitas Norte	487
Pirquitas Central	390
Pirquitas Sur	300	(pending)
Total	1,177

Pertenencia - A pertenencia is a concession for exploitation and is the basic unit for a mining concession. For lode deposits, the maximum dimension is 200 m by 300 m, and for disseminated deposits, the pertenencia cannot contain over 100 ha. The pertenencia must be rectangular and its borders are considered to extend vertically downward. These concessions are granted for an unlimited period of time provided that the concessionaire meets its obligation, principally the payment of the annual fee or canon. The concession is considered "real property" under Argentine Law. The owner or owners of adjacent pertenencias may choose to consolidate pertenencias into a mining group called a mina. Each pertenencia within the group is still subject to the same obligations as the separate pertenencias, namely payment of the canon. Total pertenencias surface area is 2,664 hectares; the Pirquitas pertenencias are listed in Table 9.

Table 9 Mineral Rights Owned by Sunshine Argentina, Inc.

Espte. No	Mine Name	Mineral Cat.	No.Pert.	Hectares	Estado Expte.
206-B-1935	Segunda Cte. Perez	SnAluv 2	3	30	Mens. Aprobada
207-B-1935	Segunda Pirquitas	SnAluv 2	3	30	Mens. Aprobada
231-B-1936	San Marcos	SnAluv 2	1	10	Mens. Aprobada
257-B-1936	San Pablo	Sn 1	6	36	Mens. Aprobada
284-B-1937	General Urquiza	Sn 1	6	36	Mens. Aprobada
287-B-1937	Pampa	Sn 1	4	24	Mens. Aprobada
288-B-1937	Ramirez de Velazco	Sn 1	6	36	Mens. Aprobada
313-B-1938	Galvani	Sn 1	6	36	Mens. Aprobada
315-B-1938	Volta	Sn 1	6	36	Mens. Aprobada
158-C-1934	Antigua	SnAluv 2	3	30	Mens. Aprobada
248-C-1937	Gorriti	Sn 1	6	36	Mens. Aprobada
211-G-1935	Maria Cristina	Sn 1	6	36	Mens. Aprobada
212-G-1935	Blanca Fany	Sn 1	6	36	Mens. Aprobada
276-G-1937	Zegada	Sn 1	6	36	Mens. Aprobada
65-L-1934	Roma	SnAluv 2	5	50	Mens. Aprobada
66-L-1934	Varsovia	SnAluv 2	5	50	Mens. Aprobada
67-L-1934	Londres	SnAluv 2	5	50	Mens. Aprobada
68-L-1934	Buenos Aires	SnAluv 2	5	50	Mens. Aprobada
69-L-1934	Argentina	SnAluv 2	5	50	Mens. Aprobada
74-L-1934	Rosario	SnAluv 2	5	50	Sin Mensura
80-L-1935	La Cueva	Sn 1	6	36	Mens. Aprobada
92-L-1936	San Mateo	Sn 1	6	36	Mens. Aprobada
93-L-1936	San Santiago	Sn 1	6	36	Mens. Aprobada
94-L-1937	General San Martin	Sn 1	6	36	Mens. Aprobada
95-L-1937	General Belgrano	Sn 1	6	36	Mens. Aprobada
96-L-1937	General Lavalle	Sn 1	6	36	Mens. Aprobada
97-L-1937	9 de Julio	Sn 1	6	36	Mens. Aprobada
98-L-1937	12 de Octubre	Sn 1	6	36	Mens. Aprobada
99-L-1937	18 de Noviembre	Sn 1	6	36	Mens. Aprobada
87-L-1935	Santa Ana	Sn 1	6	36	Mens. Aprobada
100-L-1937	23 de Agosto	Sn 1	6	36	Mens. Aprobada
101-L-1937	25 de Mayo	Sn 1	6	36	Mens. Aprobada
102-L-1937	1 de Mayo	Sn 1	6	36	Mens. Aprobada
99-P-1929	Cabalonga	SnAluv 1	5	50	Mens. Aprobada
145-P-1932	Pirquitas	Sn 1	7	42	Mens. Aprobada
201-P-1934	Galan	SnAluv 2	5	50	Sin Mensura
319-P-1936	Potosi	Sn 1	6	36	Mens. Aprobada
320-P-1936	Bolivia	Sn 1	6	36	Mens. Aprobada
321-P-1936	Oruro	Sn 1	6	36	Mens. Aprobada
324-P-1936	Los Andes	Sn 1	6	36	Mens. Aprobada
325-P-1936	La Paz	Sn 1	6	36	Mens. Aprobada
329-P-1936	Nueva Granada	Sn 1	6	36	Mens. Aprobada
334-P-1936	Santa Cruz	Sn 1	6	36	Mens. Aprobada
476-P-1945	San Lucas	Sn 1	3	18	Sin Mensura
486-S-1973	Grupo Min. San Miguel	Sn 1	96	576	Sin Mensura
501-S-1974	Grupo Min. Rinconada	SnAluv 2	43	430	Mens. Aprobada
195-V-1945	Orosmayo	SnAluv 2	3	30	Mens. Aprobada

Environmental Liabilities and Permitting

Independent consultant Knight Piésold LLC completed an environmental impact report (EIR) for Sunshine in 1999. The EIR describes and evaluates existing potential environmental problems and the foreseeable potential effects that development of the project as an open pit mining and processing operation would have on the surrounding environment. The scope of this EIR is commensurate with the norms for environmental protection associated with Law 24.585 of the Argentine Mining Code (November, 1995) and with guidelines established by international lending institutions such as the World Bank.

Notably, according to Sunshine Argentina, the documents in the bankruptcy auction files did not mention environmental liabilities against the property, but did mention that Sunshine was grandfathered against environmental liabilities resulting from historic mining activities. Also mentioned is that the EIR by Sunshine was accepted by the government and that the only condition applied to the EIR, other than the standard two-year update, is that water quality monitoring shall be carried out. Reportedly, the June 2001 report has been accepted and the next one is due in June 2003.

History

Pirquitas is the largest historical producer of tin and silver in Argentina. Tin placer deposits were first discovered in the area in 1932 by Alberto Pichetti, who was investigating alluvial gold occurrences along the Orosmayo River drainage system. The tin placers were dredged between 1933 and 1949. The source was discovered and mining of the tin and silver lodes started in 1935, with high-grade veins being mined until 1990.

Twelve mines operated in the area and it was often found that mineralization from one mine would turn out to be the same zone as in another, leading to the eventual interconnecting of the mines. The largest mines were San Miguel, Chocaya, Llallagua, and Potosí. Reported total production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems.

Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. Survey control work included the conversion of the local mine survey grid and survey monuments to UTM coordinates. All accessible underground workings were sampled on continuous one-meter intervals perpendicular to the strike of the sheeted vein system or perpendicular to the strike of individual veins. The five levels at San Miguel and other existing workings in the Oploca, Potosí, Blanca, San Pedro, and Llallagua vein systems were channel sampled. The drifts and crosscuts of all sampled workings were also mapped at a scale of 1:200. In addition to the mapping of the underground workings, the San Miguel area was surface mapped at a scale of 1:1000. Sunshine also conducted extensive core and reverse circulation (RC) drilling from the surface and core drilling from underground.

Regional Geology

Geology in northwestern Argentina is divided into three subparallel north by northeasterly-oriented structural belts: the Sub-Andean Range, the Eastern Cordillera, and the Puna, in which Pirquitas is located. These belts are defined by differences in mineral deposits, tectonic activity, and igneous rocks.

The Sub-Andean Range is approximately 110 km wide, with elevations ranging from 300 to 2,500 m amsl. This belt is mostly void of known mineral deposits, and is characterized by thick sequences of sedimentary rocks that have large open folds. The rocks range from Proterozoic to Recent, have no sign of volcanic activity and very little intrusive activity.

The Eastern Cordillera is 70 to 130 km wide, with elevations ranging from 1,300 to 6,200 m amsl. Mineral deposits are mostly base metals. This belt contains granites intruding dissected sedimentary rocks. Regional high angle reverse faulting and associated uplift are present, separating it from the Sub-Andean Range to the east.

The Puna is 90 to 240 km wide, with elevations ranging from 3,900 to 6,700 m amsl. Mineral deposits are dominated by base and precious metals but sulfur and borax deposits also exist. Proterozoic rocks are dominant and include interbedded sandstone and shale of the Ordovician Acoite formation. Pirquitas mineralization is located in the latter unit. Many volcanic centers and calderas are also present.

Mineralization

Mineralization is controlled by the dominant structural fabric and, to a lesser extent, by the permeability and porosity characteristics of the host rocks. Silver, tin, and zinc are spatially associated in a broad sense, but locally, the relationship is non-existent; there are veinlets with only one, all three, or any combination of the three metals. There are also veinlets of pyrite devoid of any silver, tin, and zinc.

There appear to be three principal styles of mineralization: low-grade disseminated/weak, discontinuous stockwork, sheeted zones of microveinlets, and veins/veinlets. The broad, low-grade halo of silver mineralization is centered on San Miguel, but in general, also encompasses the Potosí vein. Isolated, discontinuous zones of higher-grade micro-stockwork sporadically occur within this broad halo of low-grade mineralization.

The tin mineralization includes a poorly defined, broad, low-grade zone of mineralization with very tight, narrow zones of higher grade veinlets and veins, similar to the silver mineralization. In the central core of the deposit these higher-grade zones exhibit good continuity and correlate well through the deposit.

Zinc mineralization has an inverted bowl-shaped geometry with a weakly to unmineralized core. Higher-grade zones also seem to trend east-southeast, but these merge into broad zones toward the west end of San Miguel. These broad zones of higher-grade mineralization are open-ended and appear to be made up of dense stockwork and/or narrow, steeply-dipping veinlets of sphalerite, often light-pale brown in color. Underground, veinlet mineralization occurs in a similar fashion to the silver and tin, but high-grade zinc is not confined to the narrow veinlets.

Paragenetic studies suggest nearly all of the tin, dominantly cassiterite, was deposited during the early stage of the first mineralizing event with silver-bearing minerals (dominantly freibergite, pyrargyrite, miargyrite, and acanthite) deposited during the later stage of the first mineralizing event. Additional deposition of silver plus tin sulfide minerals also occurred during a second mineralizing event. Sphalerite was dominantly formed in the later part of the first period of mineralization and, to a lesser extent, in the second mineralizing event. Mineralized structures also contain fine-grain aggregates of quartz, pyrrhotite, sphalerite, marcasite, and other subordinate sulfides. An enrichment of zinc (sphalerite) occurs as a halo around the upper levels of the San Miguel zone and may represent local base metal zonation of the hydrothermal system. The most profound aspect of the Pirquitas deposit is the spatial overprinting of the silver, tin and zinc mineralization, but without a correlation between the metals on a local basis.

Project Exploration

Exploration was undertaken by Sunshine starting in 1996 and included initial survey control work, geophysical evaluation, underground geologic mapping, sampling, underground drilling, and surface drilling. Sunshine’s survey control work included the conversion of the local mine survey grid and survey monuments to UTM coordinates.

In 1996, Geodatos was contracted to conduct magnetic and induced polarization geophysical studies. The magnetic survey included 11 four-kilometer lines that were spaced at 250 m intervals. The induced polarization survey had 16 1.2-km lines that were spaced at 100 m intervals. The magnetic results indicated several magnetic lows around the areas of known mineralization, which were speculated as being altered portions of an intrusive at depth. Two induced polarization anomalies, indicating sulfide-rich areas, were centered over two of these magnetic lows, located in the San Miguel and Oploca mineralized zones.

Sampling and mapping was conducted by Sunshine in all underground workings that were accessible. At san Miguel, underground channel samples were taken at continuous one-meter intervals, perpendicular to the strike of the sheeted vein system. The samples were chiseled as channels five centimeters wide by two centimeters deep by one meter long. Approximately 1,600 m in the main ore zone of San Miguel were sampled, and another 2,788 samples were taken from the Oploca, Potosí, Blanca, San Pedro, and Llallagua vein systems. Drifts and crosscuts were mapped at 1:200 scale; mapped data included lithology, structure/veins, bedding orientations, and sulfide content

In addition to mapping the underground workings, the San Miguel area was surface mapped at a scale of 1:1000. The geologic features recorded were similar to those mapped in the underground workings, although more emphasis was placed on identifying lithologic units, folds, alteration, and structural features. The program was expanded in the proposed pit area to collect more detailed data on joint sets, faults, bedding plane orientations and other structures that could influence pit slope stability. The results were also incorporated into a database to establish geomechanical characteristics for the different sectors of the pit area.

Sunshine’s drilling programs included underground core drilling, surface core drilling, and surface reverse circulation (RC) drilling that together totaled over 51,800 m. This total includes condemnation drilling in areas selected for waste dumps, processing facilities and tailings disposal. Each drill hole was sampled at one-meter intervals. Detailed logs were compiled that included information such as rock type, alteration, mineralization, sulfide content, percent core (sample) recovery, and geotechnical data.

Underground core drilling took place on five levels of the San Miguel mine at orientations designed to cross-cut the easterly trending sheeted vein system. Surface RC drilling was the primary means employed to delineate the deposit beyond the limits of the underground workings. Surface core drilling helped confirm the results of the RC drilling.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Mineral resources were modeled and estimated in 1999 by MDA and are summarized below; all reported resources are diluted to 5 m by 5 m by 6 m blocks. The total Measured and Indicated silver, tin and zinc mineral resources contained within the defined silver model are listed in Table 10.

Table 10
Silver Standard Resources Inc.
Piquitas Project
Piquitas Diluted Resource, All Metals, Based on Silver cutoffs

Cutoff (g Ag/t)	Tonnes	Grade (g Ag/t)	Ag (Ounces)	Grade (% Sn)	Sn (Pounds)	Grade (% Zn)	Zn (Pounds)
30	33,765,000	139	151,210,000	0.15	110,700,000	0.56	418,940,000

In addition to these in situ resource, the Winters Company, an independent consulting firm reported that recent sampling and metallurgical test work completed by Sunshine has enabled the jig tailings to be classified as Measured and Indicated. The jig tailings amount to 593,000 tonnes grading 234 g Ag/t, 0.37% Sn, and 0.127% Zn.

Shafter Silver Project

The following is a description of the Shafter Silver Project. The description of the project is from the Shafter Silver Project Technical Report dated April 10, 2001, prepared for us by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at our office.

Location and Access

The Shafter Mining District is located in south central Presidio County, in southwestern Texas, at latitude 29°30’ north and longitude 104°20’ west. The town of Shafter at the eastern border of the district is 44 miles south of Marfa, and 21 miles northeast of Presidio on the Mexico border, at the northeast border of the Mexican State of Chihuahua. The Big Bend National Park is about 60 miles to the southeast of Shafter. Access to the property is by paved roads from El Paso via Marfa. The closest major airport is at El Paso. See Figure 4, Location Map, Shafter Silver Project.

Land Tenure

The Shafter-Presidio Silver Mine is on private land in the State of Texas. Silver Standard controls approximately 3,500 acres of private land on and around the mine sites. Silver Standard also controls, via a lease option taken out in April 1998 by the previous owner RGMC [Rio Grande Mining Company, now an indirect subsidiary of Silver Standard], a contiguous 16,000-acre tract of private ranch land (single owner), which includes the Red Hills copper-molybdenum deposit and several miles of land on-trend between Shafter and Red Hills. This lease option includes the right to purchase significant portions of the tract.

RGMC has previously purchased all the “major” outstanding royalties on metal production from the Shafter silver deposit. The royalty on the very narrow state lease remains and it contains only a minor amount of ore as well as the royalty on the Chavez-Miller portion of the property of 6.5% which is being reduced to 2%. When RGMC purchased the Shafter property, a 6.25 percent Net Smelter Return Royalty was payable to Cyprus Amax out of future mining revenues. RGMC purchased this royalty from Cyprus Amax for $50,000 cash and a $475,000 note. The note was reassigned to Silver Assets [Silver Assets, Inc., now a wholly-owned subsidiary of Silver Standard] in exchange for RGMC stock and has now been paid out.

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

Regionally, the mineral districts lie along or near the eastern limit of the mid-Tertiary volcanic fields and our eastern outliers. All the carbonate hosted deposits in northeastern Mexico lie in tectono-stratigraphic terrain underlain by Paleozoic or older crust. There appears to be no consistent connection between carbonate rock type and mineralization. In some districts, mineralization occurs within numerous different carbonate strata and facies through vertical intervals of over 1,000 meters. In other places, specific strata or facies contain the bulk of the mineralization. Overall lithologic contrasts appear to be important, with many deposits containing mineralization in carbonate strata within or below relatively less permeable rocks. Mineralization appears to be controlled by a combination of folds, faults, fractures, fissures and intrusive contacts that acted as structural conduits for mineralizing solutions. Mineralization is believed to be related to the mid-Tertiary Sierra Madre Occidental volcanic event.

Mineralization

The mineralization has been described as carbonate-hosted deposits because of our irregular but sharp contacts with their enclosing carbonate host rocks. There is little evidence in the Shafter District to indicate the source of the mineralizing solutions. No evidence of contact metamorphism has been noted, and this may indicate that the mineralizing solutions have traveled some distance, either horizontally or vertically through the stratigraphy.

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

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

PAH’s estimated geologic resource includes all material in the model without regard to mineability. The estimated resource, using inverse distance to the power of three, has been separated into measured, indicated, and inferred confidence categories and is shown in Table 11, for a silver cutoff grade of 5.0 ounces silver per ton. At a 5.0 ounces silver per ton cutoff grade, the estimated measured + indicated resource is 2.09 million tons averaging 10.06 ounces silver per ton, for 21.0 million contained ounces of silver; with inferred resources of 1.57 million tons averaging 12.83 ounces silver per ton, for 20.2 million ounces of silver. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per tonne applied to all material. PAH believes that the classification of the resources meets the standards of NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

As of the date of this report, there are no defined mineable reserves for the Shafter silver project.

Table 11
Silver Standard Resources Inc.
Shafter Project
Geological Resource Summary – Block I, II, III, IV, V
(at a 5.0 opt Ag cutoff grade)

	Measured		Indicated		Measures & Indicated		Inferred
Mineral Zone	Ktons	Silver (opt)	Ktons	Silver (opt)	Ktons	Silver (opt)	Ktons	Silver (opt)
Block I Resource (53750 E to 59000 E)
Main Zone	333	8.75	666	8.49	999	8.58	240	8.83
Second Zone	7	9.29	16	11.08	23	10.54	0	0
Total	340	8.76	682	8.55	1,022	8.62	240	8.83
Block II Resource (52300 E to 53750 E)
Main Zone	248	11.02	333	9.73	581	10.28	121	8.01
Second Zone	12	7.84	34	8.29	46	8.17	0	0.00
Total	260	10.87	367	9.60	627	10.13	121	8.01
Block III Resource (51000 E to 52300 E)
Min. Zone	20	12.83	134	12.64	154	12.66	393	10.96
Block IV Resource (49600 E to 51000 E)
Min. Zone	10	13.31	42	11.99	52	12.24	221	14.64
Block V Resource (45500 E to 49600 E)
Min. Zone	28	11.10	202	14.44	230	14.03	597	15.97
Combined Block I, II, III, IV, and V Resource (45500 E to 59000 E)
Grand Total	658	9.89	1,427	10.14	2,085	10.06	1,572	12.83

Note:

1)	Block I and II resource confidence categories primary zone (measured 0-50 feet, indicated 50-125 feet, inferred 125-200 feet).

2)	Block I and II resource confidence categories secondary zone (measured 0-25 feet, indicated 25-75 feet, inferred 75-200 feet).

3)	Block III, IV, and V resource confidence categories (measured 0-25 feet, indicated 25-75 feet, inferred 75-200 feet).

4)	Block II, III, IV, and V resources have been adjusted for previous underground mining from the Presidio Mine.

5)	No dilution adjustments made to resource.

6)

The terms “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the Explanatory Note in the Glossary and the cautionary notes above

Candelaria Mine

The following is a description of the Candelaria Mine. We have had a technical report prepared on the Candelaria Mine by PAH dated May 24, 2001 in conformance with Canadian National Instrument 43-101. This report is available for review at our office.

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

Reclamation

Reclamation of the site has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We has completed an environmental audit of the property. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion uses the terms “measured” and “indicated resources.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion uses the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

We had a resource estimate prepared by PAH as part of a technical report on the Candelaria Mine. PAH estimates the Candelaria mine to contain an a measured and indicated resource of 44.1 million ounces of silver and 40,000 ounces of gold (or 46.6 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio) and an inferred resource of 82.8 million ounces of silver and 10,000 ounces of gold (or 84.8 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio).

Diablillos Project

The Diablillos silver-gold project is located on the Puna Plateau in the province of Salta in northwestern Argentina near our border with Chile. The property consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by road.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion uses the terms "inferred resources." We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Mine Development Associates, Inc. of Reno, Nevada, estimates the Oculto deposit to contain an inferred resource of 93.8 million ounces of silver and 815,000 ounces of gold, or 138.6 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio. This block model estimate was calculated by Mr. Steve Ristorcelli, RPG, of Mine Development Associates (Reno, NV) who is an independent Qualified Person (QP) under the terms of National Instrument 43-101 of the Canadian Securities Administrators.

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

In late 2001 and early 2002, we completed an extensive sampling program of the underground workings at 25 metre intervals comprised of over 1,000 samples and a seven hole, 746-metre drill program which tested approximately 600 metres of strike length of the Lolon vein that extends on surface for 2,000 metres. In April through June 2002, we completed a 24 hole, 3,308 metre drill program. In April 2003, we commenced a 18 hole, 2,562 metre drill program to further test the remaining strike length and depth extensions of the Lolon vein and to confirm its continuity.

Sulphurets Project

The following is a description of the Sulphurets Project. The description of the project is from the Sulphurets-Bruceside Property British Columbia Technical Report dated April 16, 2001, prepared for us by PAH in conformance with Canadian National Instrument 43-101. This report is available for review at our office.

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

Table 12
Silver Standard Resources Inc.
Sulphurets-Bruceside Property
Claims List

Tenure Number	Claim Name	Good Standing Until	Units	Tag Number	Silver Standard Ownership (1)
250388	Tedray No. 12	January 31, 2010	15	29503	100%
250899	Red River 3	January 31, 2010	2	9244	100%
250939	Red River 4	January 31, 2010	12	37937	100%
250940	Red River 5	January 31, 2010	2	37938	100%
250985	Red River 6	January 31, 2010	12	72855	100%
250986	Red River 7	January 31, 2010	4	72856	100%
250990	Tedray 21	January 31, 2010	2	8850	100%
251022	Red River 8	January 31, 2010	2	72864	100%
251023	Red River 9	January 31, 2010	2	72865	100%
251058	Red River 10	January 31, 2010	12	84661	100%
251059	Red River 11	January 31, 2010	6	84662	100%
251066	Tedray 22	January 31, 2010	8	37931	100%
251284	OK #5	January 31, 2010	8	93645	100%
251285	OK #6	January 31, 2010	4	93646	100%
251286	OK #7	January 31, 2010	12	93647	100%
251287	OK #8	January 31, 2010	2	93648	100%
251512	Goldwedge #3	January 31, 2010	6	97613	100%
254205	Red River 50	January 31, 2010	2	222066	100%
254206	Red River 51	January 31, 2010	2	222067	100%
254207	Red River 52	January 31, 2010	2	222068	100%
254208	Red River 53	January 31, 2010	14	222069	100%
254209	Red River 54	January 31, 2010	1	222057	100%
313084	Tedray Fr	January 31, 2010	1	209777	100%
313085	Red River Fr	January 31, 2010	1	209776	100%
313086	OK Fr	January 31, 2010	1	209774	100%
313087	Malone Fr	January 31, 2010	1	209775	100%
313089	Malone	January 31, 2010	6	209788	100%
313090	Malone 2	January 31, 2010	4	209797	100%
Total Units			146

(1)    Ownership information updated by Silver Standard.

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

We have not carried out any exploration or development work on the property since our acquisition in 1999.

Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

The following discussion and the table below use the terms “measured” and “indicated resources.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion and the table below use the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

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

Table 13
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

2)

The terms “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the CIM, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM. U.S. investors are advised to read the Explanatory Note in the Glossary and the cautionary notes above.

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

Silvertip Property

The Silvertip property located in northern British Columbia approximately 85 km (50 miles) south of Watson Lake, Yukon Territory.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources.

The following discussion and the table below use the term “indicated resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

The following discussion uses the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable.

Imperial Metals Corporation, the former owner of the Silvertip Property, prepared the following resource estimate for the property in accordance with NI 43-101.

Table 14
Silver Standard Resources Inc.
Silvertip Property
Indicated and Inferred Mineral Resources

Classification	Tonnes Millions	Silver g/t	Lead %	Zinc %	Gold g/t
Indicated Resource	1.12	378	7.7	9.5	0.85
Inferred Resource	1.45	284	5.4	8.3	0.46

San Marcial Silver Project

The San Marcial silver project is located in Sinaloa State, Mexico 56 miles (90 kilometres) due east of Mazatlan in west central Mexico and covers an area of 4.8 square mile (1,250 hectare). In March of 2002, we completed an eight hole, 1,204 meter drill program to test the area of known mineralization on the San Marcial vein.

Office Space

Until March 2002, we leased, along with Repadre Capital Corporation (now known as IAMGold Corporation) ("Repadre"), 3969 square feet of office space in Vancouver, British Columbia at 1180 - 999 West Hastings Street, Vancouver, British Columbia under the terms of a lease which expired March 31, 2003. Our share of the rent for the office space was $6,194 per month. Following March 2002, we assumed responsibility for the lease of the entire office space and entered into a further lease for the premises expiring March 31, 2008 with monthly rent of $9,700. The property is used as our head office.

In April 1999, Repadre acquired Golden Knight Resources Inc. ("Golden Knight"), a mining company whose shares were listed on the Toronto Stock Exchange. Prior to Golden Knight's acquisition by Repadre, Golden Knight shared office space with us and had two common directors, Robert Quartermain, who was also President and CEO of Golden Knight, and Gordon Davis. Following the acquisition of Golden Knight, Repadre continued to pay for Golden Knight's share of the leased premises until March 2002 and Robert Quartermain was appointed a director of Repadre. See Item 6D. - "Employees".

Item 5      Operating and Financial Review and Prospects

A.    Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP. Reference should be made to note 19 to such financial statements for a discussion of material measurement differences from the amount presented to U.S. GAAP.

Year ended December 31, 2002 compared to year ended December 31, 2001.

For the year ended December 31, 2002, we incurred a loss of $2,198,000 or $0.06 per share compared to a loss of $3,377,000 or $0.13 per share in 2001. The lower loss is mainly a result of lower mineral property write-offs and gains on sales of marketable securities in 2002 offset by cost increases for certain other categories of expenses.

Exploration and mineral property costs:	2002	2001	2000
Property examination and exploration	$ 279,000	$ 107,000	$174,000
Mineral property costs written off	53,000	1,744,000	68,000
Reclamation	420,000	201,000	329,000
	$ 752,000	$2,052,000	$571,000

Expenditures on grass roots exploration and property examinations increased to $279,000 from the $107,000 recorded in 2001. This increase reflected increased activities in Mexico and Chile as we made an effort to locate potential new properties through exploration as well as acquisitions. We have been successful in this regard as three new properties were staked in Mexico and two in Chile. Once a property has been acquired, the acquisitions costs are deferred as mineral property costs. In 2002, the Bluey’s property in Australia was abandoned and the company wrote-off its $53,000 investment. In 2001, the company wrote-off $1,744,000 relating to its remaining investment in the El Asiento property in Bolivia. We wrote off the Bluey’sy and El Asiento properties as the results of exploration activities on the properties did not justify the carried costs of the properties.

Reclamation costs expensed in 2002 were $420,000 compared to $201,000 – an increase of $219,000. On-going environmental and reclamation expenditures were $322,000 reflecting greater activity at sites in British Columbia. In 2002, unlike 2001, there were excellent weather conditions for reclamation at the Duthie property. In 2002, we reviewed our environmental obligations and accrued an additional $98,000 provision (2000 — $nil) on reclamation in British Columbia.

At December 31, 2002, we had accrued $843,000 relating to our various reclamation obligations. Of this amount, $357,000 related to the Duthie property, $240,000 related to the Silver Standard Mine property and 112,000 related to the Silvertip property in British Columbia and $89,000 related to the Candelaria Mine property in Nevada, with the balance relating to our other properties.

Expenses:	2002	2001	2000
Depreciation	$ 24,000	$ 25,000	$ 23,000
General and administration	1,404,000	1,105,000	992,000
Professional fees	153,000	80,000	86,000
Salaries and employee benefits	434,000	307,000	317,000
Stock-based compensation	132,000	--	--
	$2,147,000	$1,517,000	$1,418,000

Expenses were $2,147,000 during 2002 compared to $1,517,000 in 2001, an increase of $630,000. Of the increase, $298,000 related to general and administrative costs including depreciation, $73,000 for professional fees, $127,000 for salary and employee benefits and $132,000 for stock-based compensation for non-employees.

General and administrative costs were $1,404,000 compared to $1,150,000 in 2001. Approximately $100,000 of the increase was in the area of investor and shareholder relations, including consulting. This increase related to costs associated with the private placement in the second quarter of 2002 and a number of other investor and shareholder awareness initiatives undertaken in 2002. These shareholder awareness costs are expected to continue in 2003. The other areas where there have been increases are in the areas of insurance, capital tax and transfer agent and filing fees.

Professional fees were $153,000 in 2002 compared to $80,000 in 2001. The increase relates to the requirement for more accounting, audit and legal professional services and the increased costs for these services.

Salaries and employee benefits expensed were $434,000 in 2002 compared to $307,000 in 2001. During the second quarter of 2002, $101,000 in bonus payments were made to nine employees and our relatively low salaries compared to peer companies were increased. The costs of our benefit plans were $32,000 higher than in 2001.

Effective January 1, 2002, we adopted the new accounting standard for stock-based compensation. We granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000. We expensed $132,000 of this assigned value and deferred $29,000 into mineral property costs. As permitted under the standard, we have elected not to follow the fair value method of accounting for stock options granted for directors and employees. Had we followed the fair value method, an additional compensation cost of $1,664,000 would have been recorded.

Other income (expenses):	2002	2001	2000
Investment income	$ 305,000	$176,000	$ 204,000
Gain on sale of marketable securities and investment write-downs	544,000	--	(3,000)
Fixed asset write-downs and gain (loss) on sale	(19,000)	--	18,000
Gain on sale of mineral property	--	1,000	94,000
Interest expense	(92,000)	--	--
Foreign exchange gain (loss)	(37,000)	15,000	(29,000)
	$ 701,000	$192,000	$ 284,000

Other income for 2002 was $701,000 compared to $192,000 in 2001. Investment income was $305,000 in 2002 compared to $176,000 in 2001. Lower short-term interest rates were more than offset by higher cash and investment balances. We recorded gains on the disposal of marketable securities in the amount of $544,000 in 2002. There were no gains in 2001. Interest expense for 2002 was $92,000 compared to $nil in 2001. During 2002, we issued a 10% US $1,340,000 convertible debenture in relation to our acquisition of a 43.4% interest in the Pirquitas property. By the end of the year, this debenture was converted to equity. We do not expect any interest expense in 2003.

Year ended December 31, 2001 compared to year ended December 31, 2000.

For the year ended December 31, 2001, we incurred a loss of $3,377,000 or $0.13 per share, compared to a loss of $1,705,000 or $0.08 per share in 2000. The larger loss in 2001 relates to mineral property costs written off.

Expensed exploration and mineral property costs including reclamation were $2,052,000 for the year compared to $571,000 in 2000. Property examination and exploration expenditures were $107,000 during 2001, down from $174,000 in 2000, reflecting a greater emphasis on acquisitions. In 2001, the El Asiento mineral property was written off ($1,744,000). In 2000, the Nickel Mountain property was written off ($68,000). We wrote off the El Asiento and Nickel Mountain properties as the results of exploration activities on the properties did not justify the carried costs of the properties.

Reclamation costs expensed in 2001 were $201,000 compared to $329,000 in 2000. The company continued its reclamation activities on the Duthie property in British Columbia with the reduction in expenditures in 2001 due to less work completed because of poor weather.

At December 31, 2001, we had accrued $503,000 relating to our various reclamation obligations. Of this amount, $250,000 related to the Duthie property and $250,000 related to the Silver Standard Mine property in British Columbia and $3,000 related to the Diablillos property in Argentina.

Expenses were $1,517,000 during 2001 compared to $1,418,000 in 2000. The increase during 2001 related to general and administrative costs which were $1,105,000 or $113,000 over the comparable period in 2000. Costs associated with the annual and quarterly reports were $38,000 greater than the previous year due to higher annual report production and mailing costs resulting from a larger shareholder base. Attributable investor relation salaries were $66,000 higher than the previous period due to the end of cost sharing with a related company and greater investor relations activity.

Other income totalled $192,000 in 2001 compared to $284,000 in 2000. Lower cash balances available for investment and lower interest rates were the contributing factors for the $28,000 reduction in investment income in 2001 compared to 2000. Also in 2000, a $94,000 gain was recorded on the sale of mineral properties resulting from the business combination with Newhawk Gold Mines Ltd.

B.   Liquidity and Capital Resources

Cash From Operations

Cash flow from operations was a usage of $2,250,000 in 2002, compared to usages of $1,646,000 in 2001 and $1,996,000 in 2000. The increase in the usage of cash in 2002 related primarily to higher general and administrative costs, professional fees, salaries and employee benefits, exploration and reclamation.

Investing Activities

Total funds invested in mineral property costs including acquisitions over the last three years are detailed below:

	2002	2001	2000
Manantial Espejo	$ 1,588,000	$2,312,000	$1,652,000
Shafter	841,000	804,000	1,291,000
Candelaria	419,000	654,000	379,000
Bowdens	751,000	670,000	325,000
Challacollo	1,560,000	--	--
San Marcial	1,032,000	--	--
Silvertip	1,209,000	--	--
Diablillos	87,000	2,404,000	--
Pirquitas	4,745,000	--	--
Other	287,000	372,000	--
	$12,519,000	$7,216,000	$3,647,000

Acquisitions and Disposals

In 2000, we acquired 100% of Silver Assets, Inc., a public company incorporated in California. Silver Assets held a 90.56% interest in Rio Grande Mining Company which holds the Shafter silver project in Texas. We have accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US $694,000 (CDN $1,024,000). In early 2002, the remaining minority stockholders of Rio Grande were acquired by Silver Assets. We now hold a 100% interest in the Shafter project, subject to underlying royalties. See 4.B-“Business Overview”.

In April 2001, we exercised our option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note. The promissory note has a term of six months expiring April 1, 2002 and may be payable, at our election, in our shares at a price equal to the 20-day average closing price of our shares on the TSX Venture Exchange. See Item 4.B-“Business Overview”.

In August 2001, in order to increase our ownership interests in the Manantial Espejo property from an option to acquire a 40% interest, we acquired, from a wholly-owned subsidiary of Barrick Gold Corporation, a 20% direct interest in the Manantial Espejo property by issuing 400,000 of our common shares valued at $920,000. At the time of the acquisition, we were not contemplating the subsequent transactions in 2002 described below with Black Hawk and Pan American. No gain or loss was recorded on the completion of this transaction. Following the completion of the acquisition, we owned a 20% interest in the Manantial Espejo property and held an option to acquire a 40% interest in the Manantial Espejo property. See Item 4.B-“Business Overview”.

Under our option agreement for the acquisition of a 40% interest in the Manantial Espejo property, we and Black Hawk agreed that if either party acquired the remaining 20% interest in the Manantial Espejo property the acquiring party would offer one-half of the 20% interest to the other party for 50% of the acquisition cost. Accordingly, we transferred to Black Hawk one-half of the 20% interest (representing 10%, valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, which resulted in our owning a 10% interest, and holding an option to acquire a 40% interest, in the Manantial Espejo property and owning a 100% interest in the Sulphurets property. The net allocation of the $528,000 purchase cost of the 40% Sulphurets interest was $499,000 to the Sulphurets property, $21,000 to working capital (including $8,000 cash) and $8,000 for reclamation deposits. We agreed to accept the 40% interest in the Sulphurets property we did not already own as consideration for the 10% interest in Manantial Espejo property in order to increase our interest in the Sulphurets property to 100%. No gain or loss was recorded on the completion of this transaction. See Item 4.B-“Business Overview”.

In November 2001, we acquired, from Pacific Rim Mining Corporation, 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000 to mineral property costs. The allocation of the purchase price was $5,433,000 and $3,000 for a provision for reclamation. See Item 4.B-“Business Overview”.

In November 2001, we granted Sean Morriss, an arm’s length third party, an option to acquire all of the shares of Newhawk, the holder of the Sulphurets property, and our Snowfields and Blue Ice properties in consideration of a cash payment of Cdn $3,800,000, payable on closing. The option may be exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002, and may be further extended. In the event the option is exercised, we anticipate recording a gain of approximately $151,000 on the disposition. We did not contemplate the option agreement at the time of the acquisition of the Sulphurets property. See Item 4.B-“Business Overview”.

In March 2002, we acquired Black Hawk’s entire interest in the Manantial Espejo property. Concurrently, we closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US $708,750 cash and 231,511 Pan American common shares valued at US $1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. We will be the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US $3,000,000 towards mine construction once a production decision is made, after which, any further expenditures will be shared equally. See Items 4.A.-“History and Development of the Company” and 4.B-“Business Overview”.

In June 2002, we acquired a 43.4% interest in Sunshine Argentina, Inc., which owns the Pirquitas silver project. We paid $4,556,000 (US $3,000,000) in cash and issued a $2,092,000 (US $1,340,000) convertible debenture. By December 31, 2002, the debenture was fully converted into our common stock. See Items 4.A.-“History and Development of the Company” and 4.B-“Business Overview”.

In November 2002, we entered into a letter agreement for an option/joint venture agreement with Vista Gold Corp. (Vista), in which we will acquire all silver resources hosted in the Maverick Springs silver-gold property in northern Nevada. Under the terms of the letter agreement, we will pay Vista US $300,000 on closing of a formal agreement and contribute US $1,200,000 over a period of four years toward exploration programs, land holding costs and option payments. At December 31, 2002, we accrued $772,000 (the US $300,000 obligation and US $188,891 for 2002 exploration and land holdings costs) based on the letter agreement. These funds will be paid on signing of a formal agreement. See Items 4.A.-“History and Development of the Company” and 4.B-“Business Overview”.

In December 2002, we acquired a 100% interest in the Silvertip project located in northern British Columbia. To acquire this project, we made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. See Items 4.A.-“History and Development of the Company” and 4.B-“Business Overview”.

Marketable Securities

Other investing activities in 2002 included the purchase of $527,000 in marketable securities of Vista Gold Corp and Cardero Resource Corp. There were no similar purchases in 2001 or 2000.

We sold certain of our marketable securities in 2002 to realize proceeds of $757,000 with a gain on the sale of $544,000. There were no similar sales in 2001 or 2000.

Financing Activities

During 2002, we raised a total of $26,725,000 from the issuance of new equity compared to $11,174,000 in 2001 and $5,901,000 in 2000. Costs associated with these equity placements were $333,000 (1.3%) in 2002, $26,000 (0.2%) in 2001 and $4,000 (0.1%) in 2000. The components of the amounts raised are:

	2002	2001	2000
Private placements	$19,979,000	$ 4,495,000	$2,450,000
Exercise of stock options	1,827,000	3,976,000	1,413,000
Exercise of warrants	4,919,000	2,703,000	2,038,000
	$26,725,000	$11,174,000	$5,901,000

In 2002, we made payments of $152,000 for repayment of long-term debt assumed on acquisitions of Minera Triton in 2002 and Silver Assets in 2000. Repayments in 2001 and 2000 were $22,000 and $3,000 respectively.

2002 Private Placements

In May 2002, we completed a private placement of 4,200,000 units at a price of $4.00 per unit for gross proceeds of $16,800,000. Each unit consists of one of our common shares and one common share purchase warrant, with each common share purchase warrant exercisable for a period of two years at a price of $4.80 per share. A further 80,640 units were issued in payment of a finder’s fee in respect of a portion of the private placement. Robert A. Quartermain, President and one of our directors, subscribed for 50,000 units. Kenneth McNaughton, our Vice President, Exploration, subscribed for 35,000 units. Ross Mitchell, our Vice President, Finance, subscribed for 20,000 units, Linda Sue, our Corporate Secretary, subscribed for 6,500 units and William Meyer, one of our directors, subscribed for 15,000 units. The common shares, the common share purchase warrants and the common shares deliverable upon exercise of any of the warrants have not been and will not be registered under the U.S. Securities Act, and, subject to certain exceptions, may not be offered or sold within the United States.

In December 2001, we completed a private placement of 550,000 units at a price of US $4.05 per unit for gross proceeds of US $2,227,500. Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant exercisable for a period of two years at a price of US $5.05 per share.

The common shares, the common share purchase warrants and the common shares deliverable upon exercise of any of the warrants have not been and will not be registered under U.S. Securities Exchange Act of 1933, as amended and, subject to certain exceptions, may not be offered or sold within the United States.

Cash Resources and Liquidity

At December 31, 2002, we had $17,342,000 in cash, cash equivalents and short-term investments resulting in working capital of $16,430,000. This working capital compares to $5,520,000 at the beginning of 2002 and $3,145,000 at the beginning of 2001. We have no debt with banks other than a small $50,000 mortgage relating to a property in Texas.

The major cash commitments and obligations in 2003 are property option and expenditure commitments of approximately $7,400,000, corporate and administration of $1,700,000 and reclamation of $140,000. Of the property option and expenditure commitments, $700,000 relates to the Manantial Espejo property and $1,700,000 in option payments relating to the Challacollo property. The remaining $5,000,000 amount relates to elective expenditures on our various properties.

With our strong working capital position, we have sufficient funds to be able to meet all of our obligations and planned expenditures through fiscal 2004 and into 2005 without consideration of the $28.4 million in-the-money stock options and warrants outstanding.

Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.- "Risk Factors".

Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on we beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

C.   Research and Development, Patents and Licenses, etc.

As we are a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.    Trend Information

As we are a mineral exploration company with no producing properties, the information required by this item is inapplicable.

Item 6      Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table lists as of April 30, 2003 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 15
Directors and Senior Management of the Company

Name	Position with the Company	Date of First Appointment	Age

R.E. Gordon Davis (1) (2) (3)	Director	February 1996	64
David L. Johnston (2)	Director	May 2000	63
William Meyer (1) (2) (3)	Director	March 1993	65
Robert A. Quartermain (1) (2)	President and director	January 1985	48
Catherine McLeod-Seltzer (2)(3)	Director	January 1, 2002	43
Linda J. Sue	Corporate Secretary	November 1985	48
Ross A. Mitchell	Vice President, Finance	January 1996	55
Kenneth C. McNaughton	Vice President, Exploration	July 1991	44
Joseph J. Ovsenek	Senior Vice President	February 1, 2003	44

(1)    Member of the Audit Committee (we expect to appoint an additional member to the Audit Committee shortly)

(2)    Resident of Canada

(3)    Member of the Compensation Committee

Resumes

Board of Directors and Senior Management of the Company

The following is a brief description of the principal business activities of our directors and senior management of the Company:

Robert A. Quartermain

Mr. Quartermain, age 48, is our President and a director. Mr. Quartermain has entered into an employment agreement with us. See "Executive Compensation - Employment Agreements". Mr. Quartermain is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain devotes approximately 95% of his time to Silver Standard. The remainder of Mr. Quartermain's time is divided equally between Canplats Resources Corporation ("Canplats") and Radiant Resources Inc., formerly known as Pacific Sapphire Company Ltd., ("Radiant"). Mr. Quartermain has been employed by us since January 1985.

Mr. Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen's University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming our president in 1985. Mr. Quartermain serves as a director and officer of Radiant and as a director of Canplats, IAMGold Corporation (formerly Repadre Capital Corporation), Western Silver Corporation (formerly Western Copper Holdings Ltd.), Vista Gold Corporation, Paso Rico Resources Ltd. and Reliant Ventures Ltd.

R.E.     Gordon Davis

Mr. Davis, age 64, is one of our directors and contributes to meetings of the board of directors when and as required. Mr. Davis has served with us in this capacity since February 1996.

Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 - 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been the President and a director of Canplats since March 2000, a mineral resource exploration company whose shares are listed on the TSX Venture Exchange.

David L. Johnston

Mr. Johnston, age 63, is one of our directors and contributes to meetings of the board of directors when and as required. Mr. Johnston has served with us in this capacity since May 2000.

Mr. Johnston is a professional engineer with a lengthy career in senior management at Canadian major mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America's third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada's Northwest Territories.

William Meyer

Mr. Meyer, age 65, is one of our directors and contributes to meetings of the board of directors when and as required. Mr. Meyer has served with us in this capacity since March 1993.

Mr. Meyer was formerly vice president, exploration for Teck Corporation and president of Teck Exploration Ltd. He graduated from the University of British Columbia with a B.Sc. in geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed vice president, exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He retired from Teck in 1999. Mr Meyer is also a director of Minco Mining and Metals Corporation, GGL Diamond Corporation, Cantech Ventures Inc., Transamerica Resources Corporation and Lysander Minerals Corp.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer, age 43, is one of our directors and contributes to meetings of the board of directors when and as required. Ms. McLeod-Seltzer has served with us in this capacity since January 2002.

Ms. McLeod-Seltzer has been President and director of Pacific Rim Mining Corp. a Toronto Stock Exchange listed mining company, since 1997. She is also President and a director of Stornoway Ventures Ltd. and a director of Corriente Resources Inc., Madison Enterprises Inc., Bear Creek Mining Corporation and Miramar Mining Corp. Ms. McLeod-Seltzer graduated from Trinity Western University in 1984 with a B.A. in Business Administration.

Linda J. Sue

Ms. Sue, age 48, is our Corporate Secretary and devotes approximately 90% of her time to our business, with the remainder of her time split between Canplats and Radiant.

Ms. Sue has been employed by us since 1981 and was appointed corporate secretary in November 1985. Her responsibilities include management of our land titles system.

Ross A. Mitchell

Mr. Mitchell, age 55, is our Vice President, Finance and devotes approximately 90% of his time to our business, with the remainder of his time split between Canplats and Radiant. Mr. Mitchell has served in this capacity since January 1996.

Prior to his appointment in 1996, Mr. Mitchell was employed by Westmin Resources and our predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. He earned a B. Comm. from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Kenneth C. McNaughton

Mr. McNaughton, age 44, is our Vice President, Exploration and devotes approximately 75% of his time to our business, with the remainder of his time allocated to Canplats. Mr. McNaughton has served in this capacity since July 1991.

Mr. McNaughton earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. Before joining us, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Joseph J. Ovsenek

Mr. Ovsenek, age 44, is our Senior Vice President and devotes 100% of his time to our business. Mr. Ovsenek has served in this capacity since February 2003.

Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws Degree in 1989. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors.

There are no family relationships among the members of our board of directors or the members of our senior management.

B.    Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his services as a director, including committee participation and/or special assignments.

Compensation of Named Executive Officer

We currently have one named executive officer, Robert Quartermain (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by our Named Executive Officer during the fiscal year ended December 31, 2002:

Table No. 16
Summary Compensation Table

Name and Principal Position	Year (1)	Salary ($)(2)	Bonus ($)	Other Annual Compen- sation	No. of Securities under Option	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation (3)

R.A. Quartermain	2002	$136,259	$50,000	0	470,000	0	0	$9,563
President	2001	$123,153	0	0	411,200	0	0	$8,715
	2000	$82,742	0	0	666,000	0	0	$57,073

(1)	Fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000.

(2)	During 2002, 2001 and 2000, a portion of Mr. Quartermain's salary has been allocated to two related companies.

(3)

Represents life and medical insurance payments made, contributions made to our Group RRSP plan and financial planning services. In 2000, other compensation also included reimbursement by us to Teck Corporation for contributions made by Teck Corporation to its Senior Salaried Employees Pension Plan, of which Robert A. Quartermain was a participant. The Teck plan provided defined retirement benefits generally equal to 2% times the number of years of service times the average of the highest sixty consecutive months of earnings. In May, 2000, Mr. Quartermain was terminated from the Teck plan. Our pension top-up allocation for the plan was $52,370 and this amount was paid to Teck Corporation in 2000. Mr. Quartermain joined our Group RRSP plan in 2000. Under this plan, Mr. Quartermain contributes 6% of his monthly earnings and we contribute 6%. We contributed a total of $6,775 and $6,600 in 2002 and 2001, respectively.

Table No. 17
Options(1) Granted for the Fiscal Year Ended December 31, 2002

	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise ($/Security)	Market Value of Securities Underlying Options on day of Grant ($/Security)	Expiration Date

R.A. Quartermain .	88,800	20.9%	$4.25	$4.25	Jan. 1, 2007
	80,000	18.9%	$8.00	$8.00	Aug. 2, 2007

(1) Each option is exercisable into one common share in the capital stock of the Company.

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended December 31, 2002 by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis:

Table No. 18
Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (3) Exercisable/ Unexercisable

Robert A. Quartermain	110,000	$242,900	470,000 exercisable	$2,101,438
			0 unexercisable	$0

(1)	Number of our common shares acquired on the exercise of stock options.

(2)	Calculated using the closing prices for a board lot of our common shares on the TSX Venture Exchange on day prior to day of exercise.

(3)	Value using the closing price of our common shares on the TSX Venture Exchange on December 31, 2002 of $8.44 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

Total compensation for all directors and senior officers during the year ended December 31, 2002 totalled $404,300.

Executive Benefits

No pension plans or retirement benefit plans, other than a group RRSP, have been instituted by we and none are proposed at this time. Other than as disclosed herein, we have not paid any additional compensation to our directors and senior officers for the fiscal year ended December 31, 2002.

Employment Agreements

Under an agreement dated July 1, 2000 between Silver Standard and Robert A. Quartermain, we engaged Mr. Quartermain to act as our chief executive officer. The agreement provides for Mr. Quartermain to receive a base salary of $10,000 per month for a period of two and one half years to be renewed for further one-year terms on agreement between the parties. Mr. Quartermain must devote at least 20 days per month in performance of his duties and responsibilities with any additional time compensated at a rate of $500 per day or equivalent time off. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to $250,000. Effective June 1, 2002, we increased Mr. Quartermain's base salary to $12,500 per month.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock Options to purchase our securities are granted to our directors and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the "Exchange"). At our annual general meeting held on May 14, 2003, our shareholders approved the adoption of a stock option plan that reserves for issuance up to a maximum of 8% (including existing stock options) of our issued and outstanding shares on the exercise of incentive stock options. We did not have formal stock option plan before such date.

Under our stock option plan, (a) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (b) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (c) a stock option is exercisable during the lifetime of the optionee only by such optionee, (d) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (e) the minimum exercise price for a stock option is the last closing price of our common shares on the TSX Venture Exchange immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set forth below as of December 31, 2002. The exercise price of the stock options is stated in Canadian dollars.

Table No. 19
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date

Executive Officers	115,000	$2.50	August 16, 2006
	186,200	$3.01	November 6, 2006
	88,800	$4.25	January 1, 2007
	80,000	$8.00	August 2, 2007
Directors who are not Executive Officers	42,500	$2.50	August 16, 2006
	37,600	$3.01	November 6, 2006
	76,600	$4.25	January 1, 2007
	120,000	$8.00	August 2, 2007

Employees and Consultants	10,000	$2.50	October 7, 2004
	15,000	$2.10	April 17, 2005
	10,000	$2.09	June 5, 2005
	44,841	$1.90	December 29, 2005
	163,500	$2.50	August 16, 2006
	140,000	$3.01	November 6, 2006
	151,000	$4.25	January 1, 2007
	243,400	$8.00	August 2, 2007
	40,000	$6.23	October 31, 2007

Total:	1,565,441

In addition, as at December 31, 2002, as previously stated in Item 4 B, "Business Overview", we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 20
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date

	362,000	$2.32	June 25, 2003
	747,360	$3.00	October 29, 2003
	4,147,249	$4.80	May 10, 2004
	302,500	US $5.05	December 18, 2004

Total:	5,559,109

C.    Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our members or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for May 14, 2003.

Our Board of Directors has two committees: the Audit Committee and the Compensation Committee. The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

The Audit Committee, comprised of R.E. Gordon Davis, William Meyer and Robert Quartermain, has the responsibility of reviewing with our Auditor all financial statements to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors. Following our review, the Audit Committee must submit a report on the financial statements to the Board of Directors.

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

Currently, there are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain's employment agreement in respect of his engagement as our chief executive officer (see Item 6.B - "Compensation").

D.    Employees

We had nine full and three part-time employees as at December 31, 2002, including the members of senior management, three of whom, one full time and two part time, are involved in shareholder and investor communications, three of whom are responsible for project exploration and development, three of whom carry out management and executive functions for us and three of whom, two full time and one part time, provide administrative support for us and our management. We had 12 (nine full and three part-time) and 13 (nine full time and four part time) employees, including the members of senior management, as at December 31, 2001 and December 31, 2000, respectively.

E.    Share Ownership

The following table sets forth, as of March 31, 2003 the number of our common shares beneficially owned by the Named Executive Officer, who, to our knowledge, possesses sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of our senior management and directors is to our best knowledge based on information obtained from our transfer agent.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of our senior management and directors is to our best knowledge based on information obtained from our transfer agent.

Table No. 21
Directors and Senior Management Share Ownership

Name of Beneficial	Title of Class	Number of Securities of Class	Percent of Class

Robert A. Quartermain	common	866,000*	2.2%

*includes options and warrants exercisable within 60 days.

As at April 4, 2003, our directors and officers held, as a group, directly or indirectly, an aggregate of 306,500 common shares, 126,500 share purchase warrants exercisable at a price of $4.80 per share until May 10, 2004 and 6,000 share purchase warrants exercisable at a price of $2.32 per share until June 25, 2003.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officer are set forth below as of March 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

Table No. 22
Directors and Senior Management Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date

Robert A. Quartermain	100,000	$2.50	August 16, 2006
	186,200	$3.01	November 6, 2006
	88,800	4.25	January 1, 2007
	80,000	8.00	August 2, 2007
	130,000	9.10	January 31, 2008

All of our shares that will be issued upon the exercise of options are common shares.

Item 7      Major Shareholders and Related Party Transactions

A.    Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares.

Prior to mid-2000, Teck Corporation was a major shareholder. During the past three years, Teck Corporation has reduced its shareholdings from 2,275,721 on April 30, 2000 to nil on April 30, 2003.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Our common stock is issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common stock.

On December 31, 2002, the shareholders' list for our common stock showed 3,024 registered shareholders and 39,190,887 shares outstanding. 965 of these registered shareholders were U.S. residents, owning 16,195,513 shares representing 41.32% of our issued and outstanding shares.

B.    Related Party Transactions

Since January 1, 2002, we have entered or have proposed to enter into the following transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We provide administrative and technical services under arrangements with Canplats Resources Corporation, a publicly traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis), and Radiant Resource Inc. (formerly Pacific Sapphire Company Ltd.), a publicly traded company with one common director (Robert A. Quartermain). Under these arrangements, we are reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

In addition, Robert A. Quartermain, our President and one of our directors, William Meyer, one of our directors, Kenneth McNaughton, our Vice President, Exploration, Ross Mitchell, our Vice President, Finance and Linda Sue, our Corporate Secretary, participated in a private placement of our units in May 2002 (see Item 5.B – “Liquidity and Capital Resources”).

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8      Financial Information

A.    Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (Cdn$) and are prepared in Canadian Generally Accepted Accounting Principles (“GAAP”), which differs in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 19 to the financial statements.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated February 21, 2003.

(b)	Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 (in Canadian Dollars).

(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.    Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2002, other than the following:

(a)	To April 30, 2003 we have received $1,093,000 due to the issuance of 296,938 common shares relating to the exercising of stock options and warrants.

Item 9      The Offer and Listing

A.    Offer and Listing Details

Our common stock is listed on the TSX Venture Exchange (the “TSX”) (formerly known as the Canadian Venture Exchange Inc., the successor exchange resulting from the merger of the Vancouver Stock Exchange and Alberta Stock Exchange effective November 29, 1999) in Toronto, Ontario, Canada, having the trading symbol “SSO” and CUSIP #82823L-10-6 and is quoted on Nasdaq SmallCap Market with the symbol SSRI. Our common stock commenced trading on the Vancouver Stock Exchange in 1947 and was first quoted on Nasdaq SmallCap Market on August 1, 1996.

The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003; and (c) each month for the past six months.

Table No. 23
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$‘s)

Fiscal Year Ended	High	Low

December 31, 2002	$11.90	$3.45
December 31, 2001	$4.30	$1.87
December 31, 2000	$2.95	$1.50
December 31, 1999	$2.90	$1.25
December 31, 1998	$8.00	$1.01

Table No. 24
High and Low Price for the Five Most Recent Fiscal Years
on the Nasdaq SmallCap Market (US$‘s)

Fiscal Year Ended	High	Low

December 31, 2002	$7.80	$2.16
December 31, 2001	$2.75	$1.28
December 31, 2000	$2.00	$1.09
December 31, 1999	$2.06	$0.78
December 31, 1998	$5.56	$0.63

Table No. 25
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2003 on the TSX (Cdn$‘s)

Period Ended	High	Low

March 31, 2003	$9.89	$5.35
December 31, 2002	$8.56	$5.17
September 30, 2002	$10.70	$5.00
June 30, 2002	$11.90	$4.20
March 31, 2002	$4.71	$3.45
December 31, 2001	$4.30	$2.80
September 30, 2001	$3.55	$2.20
June 30, 2001	$3.15	$2.01
March 31, 2001	$2.90	$1.87

Table No. 26
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2003 on the Nasdaq SmallCap Market (US$‘s)

Period Ended	High	Low

March 31, 2003	$6.39	$3.55
December 31, 2002	$5.51	$3.22
September 30, 2002	$7.02	$3.13
June 30, 2002	$7.80	$2.66
March 31, 2002	$2.97	$2.16
December 31, 2001	$2.75	$1.77
September 30, 2001	$2.29	$1.47
June 30, 2001	$2.32	$1.38
March 31, 2001	$1.93	$1.28

Table No. 27
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$‘s)

Month Ended	High	Low

April 30, 2003	$7.35	$5.35
March 31, 2003	$9.45	$7.30
February 28, 2003	$9.89	$7.70
January 31, 2003	$8.56	$5.85
December 31, 2002	$7.00	$5.96
November 30, 2002	$6.55	$5.17

Table No. 28
High and Low Prices for each Month for the Past Six Months
on the Nasdaq SmallCap Market (US$‘s)

Month Ended	High	Low

April 30, 2003	$4.95	$3.55
March 31, 2003	$6.25	$4.90
February 28, 2003	$6.39	$5.00
January 31, 2003	$5.51	$3.67
December 31, 2002	$4.51	$3.72
November 30, 2002	$4.15	$3.22

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

B.    Memorandum and Articles of Association

Incorporation

We were incorporated in British Columbia, Canada, under Certificate of Incorporation number 21492 on December 11, 1946. We do not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of our directors are set forth in our Articles which were adopted and filed as of the date of our incorporation. They provide:

(a)

a director is obligated to disclose his potential interest in a proposal, arrangement or contract being considered by us, and may not vote on any proposal, arrangement or contract proposed, but such director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(b)	the directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no limitations on the exercise by the directors of our borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any of our shares.

Rights and Restrictions Attached to the Shares

As all of our authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on our liquidation, dissolution or winding. Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

T To alter the rights of holders of our issued shares such alteration must be approved by the majority vote of 75% of our issued shares attending and voting at a meeting of our shareholders.

Annual General Meetings

Annual general meetings are called and scheduled upon decision by the Board of Directors. The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of our issued shares may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

Our Memorandum and Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in our Memorandum and Articles that would have an effect of delaying, deferring or preventing a change in our control, or that would operate with respect to any proposed merger, acquisition or corporate restructuring.

Share Ownership Reporting Obligations

There are no provisions in our Memorandum and Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by:

(a)	persons who are our directors or senior officers; and

(b)	a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over our securities carrying more than 10% of the voting rights attached to all of our outstanding voting securities.

Differences from U.S. Law

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than the U.S. where U.S. securities law prescribes a 5% threshold for ownership disclosure.

C.    Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from us or any other member of the group.

1.

Notice of exercise of option dated March 30, 2001 delivered by Silver Standard to Kinross exercising the option to acquire the Candelaria Mine on amended terms. See Item 4.B - “Business Overview” under the heading "Candelaria Mine" for a description of the notice of exercise of option.

2.

Purchase agreement dated April 30, 2001 between Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, and Silver Standard. See Item 4.B - “Business Overview” under the heading "Manantial Espejo Project" for a description of the purchase agreement.

3.

Letter agreement dated May 4, 2001 between Black Hawk Mining Inc. and Silver Standard. See Item 4.B - “Business Overview” under the headings "Manantial Espejo Project" and "Newhawk Arrangement" for a description of the purchase agreement.

4.

Option agreement dated August 7, 2001 between Imperial Granite and Minerals Pty Ltd. and Silver Standard. See Item 4.B - “Business Overview” under the heading "Bluey's Silver Prospect" for a description of the option agreement.

5.

Purchase agreement dated August 31, 2001 between Black Hawk Mining Inc. and Silver Standard. See Item 4.B - "Business Overview" under the headings "Manantial Espejo Project" and "Newhawk Arrangement" for a description of the purchase agreement.

6.

Finder's fee agreement dated May 9, 2001 between Silver Standard and Global in respect of the private placement of 351,000 units of Silver Standard. Under the finder's fee agreement, we issued 24,570 units to Global in consideration of services provided in respect of such private placement.

7.

Purchase agreement dated October 1, 2001 between Kinross Gold U.S.A., Inc and Silver Standard. See Item 4.B - “Business Overview” under the heading "Candelaria Mine" for a description of the purchase agreement.

8.

Option agreement dated November 16, 2001 between Sociedad Contractual Minera Septentrion and Silver Standard. See Item 4.B - “Business Overview” under the heading "Challacolla Project" for a description of the option agreement.

9.

Option agreement dated November 22, 2001 between Sean Morriss and Silver Standard. See Item 4.B - “Business Overview” under the heading “Newhawk Gold Mines Ltd.” for a description of the option agreement.

10.

Finder's fee agreement dated October 15, 2001 between Silver Standard and Global in respect of the private placement of 578,350 units of Silver Standard. Under the finder's fee agreement, we issued 34,700 units to Global in consideration of services provided in respect of such private placement.

11.

Purchase agreement dated November 1, 2001 among Pacific Rim Mining Corp., Pac Rim Cayman, Pac Rim Caribe III, Silver Standard (BVI) Inc. and Silver Standard. See Item 4.B - “Business Overview” under the heading “Diablillos Property” for a description of the purchase agreement.

12.

Option agreement dated January 23, 2002 between Gold-Ore Resources Ltd. and Silver Standard. See Item 4.B - “Business Overview” under the heading “San Marcial Silver Project” for a description of the option agreement.

13.	Purchase agreement dated March 27, 2002 between Black Hawk Mining Inc. and Silver Standard. See Item 4.B under the heading “Manantial Espejo Project” for a description of the purchase agreement.

14.

Sale agreement dated March 27, 2002 between Pan American Silver Corp. and Silver Standard. See Item 4.B - “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

15.

Joint venture agreement dated March 27, 2002 between Pan American Silver Corp. and Silver Standard. See Item 4.B - “Business Overview” under the heading “Manantial Espejo Project” for a description of the joint venture agreement.

16.

Royalty purchase agreement dated March 27, 2002 between Repadre Capital Corporation and Silver Standard. See Item 4.B - “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

17.

Finder's fee agreement dated May 1, 2002 between Silver Standard and Global in respect of the private placement of 1,152,000 units of Silver Standard. Under the finder's fee agreement, we issued 80,640 units to Global in consideration of services provided in respect of such private placement. Item 5.B - “Liquidity and Capital Resources” under the heading “2002 - Private Placement”.

18.

Purchase agreement dated June 21, 2002 among Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited, Stonehill Capital Management, LLC and Silver Standard. See Item 4.B under the heading “Pirquitas Project” for a description of the purchase agreement.

19.

Letter agreement dated November 7, 2002 among Vista Gold Corporation, Vista Nevada Corp. and Silver Standard. See Item 4.B under the heading “Maverick Springs Project” for a description of the letter agreement.

20.

Royalty purchase agreement dated December 2, 2002 between Pan American Silver Corporation and Silver Standard. See Item 4.B - “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

21.

Purchase agreement dated November 27, 2002 among Imperial Metals Corporation, Silvertip Mining Corporation and Silver Standard. See Item 4.B under the heading “Silvertip Project” for a description of the purchase agreement.

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

We recommend security holders seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. We recommend security holders seek the advice of their own Canadian and U.S. tax advisors.

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. We recommend holders and prospective holders of common shares of the Company consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to the Company's U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or the Company's worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, ” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of the Company's gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of the Company's assets that produce or are held for the production of “passive income” is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it qualified as a PFIC for its most recently ended fiscal year and may qualify as a PFIC in subsequent fiscal years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or the Company's direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

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

H.    Documents on Display

Any of the documents referred to above can be viewed at our registered office, which is located at Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, Canada. All of the documents referred to above are in English.

I.    Subsidiary Information

This information is not required for reports filed in the United States.

Item 11      Quantitative and Qualitative Disclosures About Market Risk

At this time, we are not subject to any interest rate risk, foreign currency exchange rate risk or commodity price risk.

Item 12      Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15      Controls and Procedures

(a)	Evaluation of disclosure controls and procedures.

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F for the year ended December 31, 2002, our principal executive officer and principal financial officer have concluded that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16      [Reserved]

PART III

Item 17      Financial Statements

Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in Canadian GAAP, which differs in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 19 to the financial statements.

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

A.    Financial Statements

Silver Standard Resources Inc.

Consolidated Financial Statements
(An Exploration Stage Company)
December 31, 2002, 2001 and 2000
(expressed in thousands of Canadian dollars)

February 21, 2003

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

Independent Auditors’ Report

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada
February 21, 2003

Silver Standard Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31, 2002 and 2001

(expressed in thousands of Canadian dollars)

	2001 $	2000 $
Assets
Current assets
Cash and cash equivalents (note 15)	17,342	5,577
Marketable securities (notes 4 and 12(b))	313	--
Accounts receivable (note 12 (a))	409	209
Prepaid expenses	200	178

	18,264	5,964
Reclamation deposits (note 14)	70	110
Investments (note 4)	100	100
Mineral property costs (note 5)	56,230	39,136
Fixed assets (note 6)	84	89

	74,748	45,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	817	422
Current portion for reclamation (note 14)	142	--
Property acquisition payable (note 5(j))	772	--
Current portion of long-term debt (note 7)	103	22

	1,834	444
Provision for reclamation (note 14)	701	503
Long-term debt (note 7)	249	143
Mineral property payable (note 8)	--	3,326
Minority interest (note 5(k))	--	45

	2,784	4,461

Shareholders' Equity
Capital stock (note 9)
Authorized
100,000,000 common shares without par value
Issued
39,190,887 common shares (2001 - 30,913,953)	99,510	66,108
Value assigned to stock options and warrants (notes 10 and 11)	148	326
Deficit	(27,694)	(25,496)

	71,964	40,938

	74,748	45,399

Nature of operations (note 1)

Approved by the Board of Directors

"R.E. Gordon Davis"     Director         "William Meyer"     Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2002 $	2001 $	2000 $
Exploration and mineral property costs
Property examination and exploration	279	107	174
Mineral property costs written off (note 5)	53	1,744	68
Reclamation (note 14)	420	201	329

	(752)	(2,052)	(571)

Expenses
Depreciation	24	25	23
General and administration	1,404	1,105	992
Professional fees	153	80	86
Salaries and employee benefits	434	307	317
Stock-based compensation (note 10)	132	--	--

	(2,147)	(1,517)	(1,418)

Other income (expenses)
Investment income	305	176	204
Gain on sale of marketable securities and investment writedowns	544	--	(3)
Fixed asset writedowns and gain (loss) on sale	(19)	--	18
Gain on sale of mineral property	--	1	94
Interest expense (note 3(a))	(92)	--	--
Foreign exchange (loss) gain	(37)	15	(29)

	701	192	284

Loss for the year	(2,198)	(3,377)	(1,705)

Deficit - Beginning of year	(25,496)	(22,119)	(20,414)

Deficit - End of year	(27,694)	(25,496)	(22,119)

Weighted average number of shares outstanding	35,739,100	26,375,200	22,217,800

Basic and diluted loss per common share	(0.06)	(0.13)	(0.08)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars)

	2002 $	2001 $	2000 $
Cash flows from operating activities
Loss for the year	(2,198)	(3,377)	(1,705)
Items not affecting cash
Depreciation	24	25	23
Mineral property costs written off	53	1744	68
Interest expense	90	--	--
Fixed asset write-downs and loss (gain) on sale	19	--	(18)
Gain on sale of mineral property	--	(1)	(94)
Gain on sale of marketable securities and investment
write-downs	(544)	--	3
Valuation of options issued to non-employees	132	--	--
Donation made in shares	41	--	--
Provision for reclamation	98	--	--
Foreign exchange loss	37	--	--

	(2,248)	(1,609)	(1,723)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(222)	(137)	(6)
Accounts payable and accrued liabilities	220	100	(267)

	(2,250)	(1,646)	(1,996)

Cash flows from financing activities
Shares issued for cash	26,725	11,174	5,901
Share issue cash costs	(333)	(26)	(4)
Repayment of long-term debt	(152)	(22)	(3)

	26,240	11,126	5,894

Cash flows from investing activities
Minority interest buy-out	(2)	--	--
Mineral property costs	(7,963)	(4,591)	(2,623)
Proceeds on sale of mineral property	--	1	94
Purchase of fixed assets	(38)	(28)	--
Proceeds on sale of fixed assets	--	49	20
On acquisition of joint venture	34	--	--
Acquisitions (note 3)	(4,556)	(2,625)	(1,024)
Reclamation deposit recovery (advance)	40	(18)	19
Purchase of investments	(527)	--	--
Proceeds on sale of investments	757	--	--

	(12,255)	(7,212)	(3,514)

Foreign exchange gain on foreign cash held	30	--	--

Increase in cash and cash equivalents	11,765	2,268	384

Cash and cash equivalents - Beginning of year	5,577	3,309	2,925

Cash and cash equivalents - End of year	17,342	5,577	3,309

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

            Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentina, S.A. (Pacific Rim Argentina), and Silver Assets, Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(c), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property. The company now proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton) which is reflected in the Manantial Espejo mineral property. The company proportionately consolidates its 43.4% interest in Sunshine Argentina, Inc. which is reflected in the Pirquitas mineral property.

             Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

             Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

             Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly-liquid short-term investments with an initial maturity of over 90 days, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

            Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of cost and quoted market value.

             Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

             Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties. The company presently has no proven and probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

             Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

             Provision for reclamation

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On an ongoing basis, site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided for over the life of the orebody on a unit-of-production basis.

             Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options (note 10).

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

a)

In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc. (Sunshine) which owns the surface and mineral rights for the Pirquitas silver project (note 5(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property.

The convertible debenture matures on June 26, 2003 with interest to be paid in cash on maturity at 10%. The debenture was convertible at the election of the vendor into common shares of the company at a price of $5.80 per share. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. Interest of $90,000 (US$56,900) was accrued at December 31, 2002 and is to be paid on or before June 26, 2003.

b)

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note5(i)). The acquisition closed on October 1, 2001 with the company making cash payments of $103,947 (US$65,834), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 11), issuing a $300,000 non-interest bearing promissory note (note 8) and the assumption of all liabilities relating to the property following completion of reclamation by Kinross. The cost of monitoring on completion of reclamation is estimated to be US$20,300 over a five-year period. The non-interest bearing promissory note can be paid in cash or shares at the company's election based on the 20-day weighted average share price. The fair value of the consideration amounted to $2,691,947, which has been allocated to mineral property costs. The value for the common shares issued was based on market price.

c)

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(b)) by issuing 400,000 common shares valued at $920,000. The value for the common shares issued was based on market price. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Inc. (Black Hawk) in exchange for a 40% direct interest in the Sulphurets property. The company accounted for the acquisition of the remaining interest in the Sulphurets Joint Venture as a purchase with total consideration of $528,000. The purchase price was assigned as follows:

2001 $
Net assets acquired
Cash	8
Accounts receivable	13
Reclamation deposits	8
Mineral property costs (note 5(f)	499

528

Consideration
Cash	125
Mineral property (10% Manantial Espejo)	460
Less: Reversal of accounts payable	(57)

528

d)

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina which owns the mineral rights for the Diablillos silver-gold project in Argentina (note 5(a)). The company has accounted for the acquisition as a purchase for total consideration of $5,429,649 (US$3,426,391). The purchase price was assigned as follows:

2001 $
Net assets acquired
Mineral property costs (note 5(a))	5,433
Provision for reclamation	(3)

5,430

Consideration
Cash	2,404
Long-term mineral property payable	3,026

5,430

4	Marketable securities and investments

	2002 $	2001 $
Marketable securities
Cardero Resources Corp.	250	--
Vista Gold Corp. (note 12(b))	63	--

	313	--

Investments
Sandy K. Mines Ltd.	100	100

During 2002, the company converted its convertible debenture in Sandy K. Mines Ltd. into 500,000 common shares of Sandy K. Mines Ltd. and the mortgage it held on the property was discharged. Sandy K. Mines Ltd. is a private company.

At December 31, 2002, marketable securities carried at a cost of $313,000 (2001 — $nil) had a quoted market value of $1,358,000 (2001 — $nil).

5	Mineral property costs

        At December 31, mineral property costs are as follows:

2002

	Acquisition costs $	Exploration costs $	Total $
Argentina
Diablillos	5,433	122	5,555
Manantial	4,090	6,519	10,609
Pirquitas	6,592	188	6,780
Australia
Bowdens	10,714	4,725	15,439
Canada
Silvertip	1,818	121	1,939
Sulphurets	2,393	1,255	3,648
Chile
Cachinal	16	53	69
Challacollo	649	1,086	1,735
Juncal	16	20	36
Mexico
La Pitarrillia	16	47	63
La Valenciana	12	58	70
Otega	17	19	36
San Marcial	641	705	1,346
United States
Candelaria	2,981	1,413	4,394
Maverick Springs	474	301	775
Shafter	2,391	1,345	3,736

Balance - December 31, 2002	38,253	17,977	56,230

2001

	Acquisition costs $	Exploration costs $	Total $
Argentina
Diablillos	5,433	33	5,466
Manantial	3,143	5,590	8,733
Australia
Bluey's	7	35	42
Bowdens	10,714	3,945	14,659
Canada
Sulphurets	2,393	1,256	3,649
Chile
Challacollo	31	145	176
United States
Candelaria	2,981	904	3,885
Shafter	1,677	849	2,526

Balance - December 31, 2001	26,379	12,757	39,136

        Acquisition and exploration costs incurred during the year are as follows

Year ended December 31,

	2002 $	2001 $

Balance - Beginning of year	39,136	27,205

Acquisitions costs for the year	11,880	9,791

Assaying	235	116
Camp costs	1,078	948
Consulting	147	272
Drafting/engineering	101	141
Drilling	1,805	634
Environmental	299	136
Field administration	274	332
Property holding costs	281	294
Geology	659	636
Legal	280	80
Value added tax	108	295

Exploration costs for the year	5,267	3,884

Costs written off in the year	(53)	(1,744)

Balance - End of year	56,230	39,136

a)	Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of shares (note 8) based on a 20-day weighted average share price.

b)	Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 40% interest in the Manantial Espejo project in Argentina. Triton held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick).

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share). Barrick retained a royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver which would commence with commercial production. In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(c)), such that Triton held a 90% interest in the property.

In March 2002, the company acquired Black Hawk’s entire interest in the Manantial Espejo property. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company is the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which, any further expenditures will be shared equally.

In 2002, Pan American and the company acquired all of Barrick’s royalty interests and another 1.2% net smelter return royalty on the property. The company’s 50% share of these acquisitions was US$400,000 (paid).

c)	Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine (note 3(a)), which owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina; the company is the operator of Sunshine. Sunshine owns all the surface rights covering the mineralization and mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government.

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (AUS) $85,500 to maintain its interest.

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS$1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. An additional $112,000 was accrued as a project cost representing the fair value of the reclamation obligations. Subsequent to year-end, the company lodged a $79,000 reclamation deposit as security for its reclamation obligations (note 14).

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada now 100% held by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(c)), the project was held as a joint venture with Black Hawk. In November 2001, the company entered into an option agreement to sell its investment in the Sulphurets project including its interest in Newhawk, the Snowfields claim and one other non-core project, Blue Ice, for $3,800,000. The optionee did not exercise the option and the agreement terminated in 2002.

g)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion).

Under the terms of the agreement, the company will make cash option payments of US$1,500,000 staged over two years. The staged payments, which include a 5% vendor finder’s fee, are US$20,000 paid on signing; US$130,000 by March 1, 2002 (paid); US$250,000 by August 1, 2002 (paid); US$500,000 by March 1, 2003 and US$600,000 by August 1, 2003. The property is subject to an existing 2% production royalty up to a maximum of US$850,000 as well as a 2% production royalty to Minera Septentrion increasing to 3% once the former royalty has been fully paid. The latter royalty can be purchased for US$1,500,000 at any time.

h)	San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinoloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and 45,706 common shares (issued) of the company with a fair value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company is to make payments to the vendor of US$25,000 by August 13, 2002 (paid), US$25,000 by February 13, 2003 (paid), US$25,000 by August 13, 2003 and US$387,500 by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period. US$75,000 of this commitment is to be spent by August 13, 2003 and a further $150,000 by August 13, 2004.

i)	Candelaria, U.S.A.

During the year ended December 31, 2000, the company extended the option period to purchase a 100% interest in the Candelaria silver mine in Nevada from Kinross Gold Corporation (Kinross), to March 31, 2001 to facilitate transfer of permits and reclamation bonds from Kinross to the company and to receive regulatory approvals. Under the terms of the extension agreements, the company issued 27,500 common shares, paid $50,000 and commenced paying holding costs associated with the property.

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(b)), which has been allocated to mineral property costs. In 2002, $89,000 was accrued as a project cost representing the fair value of reclamation obligations. Under the terms of the agreement, Kinross is responsible for completing reclamation of the property that was completed in 2002 and, upon completion of reclamation, the company assumed all liabilities relating to the Candelaria property. The total cost of the monitoring of the property is estimated to be US$20,300 over a five-year period. In addition, under its agreement, the company has until April 1, 2003 to provide substitute environmental bonds presently lodged by Kinross. The bonding amount required is US$1,679,435, but with the reclamation completed by Kinross to date, the size of the bonding requirements is expected to be reduced over time. The agreement further states the bonding date can be extended to April 1, 2004 upon the payment of US$50,000 to Kinross. The company has pledged the property to Kinross as collateral pending the company arranging reclamation bonding.

j)	Maverick Springs, U.S.A.

In November 2002, the company entered into a letter agreement for an option/joint venture agreement with Vista Gold Corp. (Vista), in which the company will acquire all silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the letter agreement, the company will pay Vista US$300,000 on closing of a formal agreement and contribute US$1,200,000 over a period of four years toward exploration programs, land holding costs and option payments. At December 31, 2002, the company accrued $772,000 (the US$300,000 obligation and US$188,891 for 2002 exploration and land holdings costs) based on the letter agreement. These funds will be paid on signing of a formal agreement.

k)	Shafter, U.S.A.

During the year ended December 31, 2000, the company acquired a 90.56% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. In February 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the company of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding was recorded at US$55,053 and will be paid out over time as shares are surrendered.

In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for assets to be eventually used at Shafter.

The Shafter properties are subject to certain rental and royalty agreements with a previous owner and other current property lessors covering substantially all the acreage contained within the project. In the event mineral production were to commence in the future, these agreements would become effective.

l)	Bluey’s, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey's silver property and the surrounding tenement in Australia's Northern Territory by incurring exploration expenditures over time totalling AUS$750,000. There was no time period to expend the Aus $750,000. During 2002, the company terminated its interest and wrote off deferred costs of $53,000.

m)	El Asiento, Bolivia

During the year ended 2001, the company wrote off its remaining $1,744,000 investment in the property.

6	Fixed assets

			2002

	Cost $	Accumulated depreciation $	Net $

Office equipment	285	203	82
Mining equipment	45	45	-
Land	2	-	2

	332	248	84

			2001

	Cost $	Accumulated depreciation $	Net $

Office equipment	335	253	82
Mining equipment	45	40	5
Land	2	--	2

	382	293	89

7	Long-term debt

	2002 $	2001 $
Amount payable to a former officer of Silver Assets in variable annual
amounts over 20 years, discounted at 7.3%, final payment in 2015	103	114

Mortgage payable at 10%, due in monthly instalments of US$649,
final payment due April 1, 2008 (i)	50	51

Amounts payable relating to land acquisitions, due US$50,000 July 1,
2003; US$37,500 January 1, 2004 and; US$37,500
July 31, 2004. Interest at US$1,000 per month	199	-

	352	165
Less: Current portion	103	22

	249	143

(i)The mortgage is collateralized by certain properties in the Shafter project (note 5(k)).

8	Mineral property payable

	2002 $	2001 $
Amount payable in cash or shares regarding the acquisition of the
Diablillos property (note 5(a)), non-interest bearing
Due in 2002 - US$1,000,000 (i)	-	1,593
Due in 2003 - US$900,000 (i)	-	1,433

Total (note 3(d))	-	3,026

Amount payable in cash or shares regarding the acquisition of the
Candelaria property, non-interest bearing, final payment due April 1,
2002 (note 3(b)) and (ii)	-	300

	-	3,326

(i)	During 2002, the company issued 525,995 common shares valued at $2,980,000 to settle these obligations (note 12(c)). A $46,000 foreign exchange gain was recorded on the settlement.

(ii)	This obligation was settled during 2002 by the issuance of 70,922 common shares valued at $300,000.

9	Capital stock

Authorized
100,000,000 common shares without par value

	Number of shares	Amount $

Balance - December 31, 2000	24,266,458	52,078

Issued during the year
For cash
Private placement (a)	1,914,000	4,495
Exercise of options (note 10)	1,941,225	3,976
Exercise of warrants (note 11)	1,733,000	2,703
Finders' fees on private placement (a)	59,270	139
For mineral properties (notes 3(b) and 3(c))	1,000,000	2,882
Share issue costs	--	(165)

Balance - December 31, 2001	30,913,953	66,108

Issued during the year
For cash
Private placement (b)	4,750,000	19,979
Exercise of options (note 10)	695,734	1,827
Exercise of warrants (note 11)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (note 5(e), (h) and (k))	198,706	1,258
For conversion of convertible debenture (note 3(a))	360,636	2,092
For mineral property payables (note 8)	596,917	3,280
Exercised warrants and options assigned values	--	339
Other	10,000	41
Share issue costs (b)	--	(656)

Balance - December 31, 2002	39,190,887	99,510

a)

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

b)

During the year ended December 31, 2002, the company completed two private placements. In May, 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders’ fee on this placement. In December, 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at $7.82 (US$5.05) until December 18, 2004. The company paid $146,500 in cash as a finder’s fee on this placement. Other costs associated with both private placements totalled $343,000.

10	Stock options

The company does not have an established share purchase option plan. However, from time to time, the Board of Directors may grant options to directors, officers, employees or consultants subject to approval by the regulatory authorities. The maximum term is usually five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price on an option is based upon the last closing price of the company’s common shares, listed on the TSX Venture Exchange, immediately preceding the grant.

The change in stock options issued to officers, employees, directors and non-employees are as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding
at January 1	1,392,775	2.58	2,257,500	2.06	1,024,600	1.91
Granted	868,400	6.26	1,135,000	2.70	2,073,000	2.01
Exercised	(695,734)	2.63	(1,941,225)	2.05	(807,100)	1.75
Forfeited	-	-	(58,500)	2.29	(33,000)	2.09

Options
outstanding at
December 31	1,565,441	4.60	1,392,775	2.58	2,257,500	2.06

Options
exercisable at
December 31	1,529,191	4.60	1,376,525	2.58	1,528,800	2.01

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.50	10,000	10,000	October 7, 2004	1.8
2.10	15,000	15,000	April 17, 2005	2.3
2.09	10,000	10,000	June 5, 2005	2.4
1.90	44,841	44,841	December 28, 2005	3.0
2.50	321,000	308,500	August 16, 2006	3.6
3.01	364,800	361,050	November 6, 2006	3.8
4.25	316,400	308,900	January 1, 2007	4.0
8.00	443,400	430,900	August 2, 2007	4.6
6.23	40,000	40,000	October 31, 2007	4.8

	1,565,441	1,529,191		4.0

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000 with the company expensing $132,000 of this assigned value and deferring $29,000 into mineral property costs. As permitted under the standard, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,664,000 in 2002 in respect of the 793,500 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

2002 $
Loss for the year
As reported	2,198
Compensation expenses	1,664

Pro forma	3,862

Basic and diluted loss
As reported	0.06
Pro forma	0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield	nil
Average risk-free interest rate	3.4%
Expected life	2.5 years
Expected volatility	50%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

11	Warrants

During the year ended December 31, 2001, in connection with the acquisition of the Candelaria property described in note 3(b), the company issued 600,000 common share purchase warrants which were assigned a value of $326,000. During the year ended December 31, 2002, these warrants were exercised and the assigned value was credited to capital stock.

The changes in warrants outstanding are as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding at January 1	2,560,270	2.87	1,720,000	1.50	1,330,144	1.74
Granted	4,583,140	5.00	2,573,270	2.91	1,720,000	1.50
Exercised	(1,584,301)	3.10	(1,733,000)	1.56	(1,273,859)	1.60
Expired	--	--	--	--	(56,285)	4.88

Warrants outstanding at December 31	5,559,109	4.56	2,560,270	2.87	1,720,000	1.50

        The following table summarizes information about warrants outstanding at December 31, 2002:

Exercise price $		Warrants outstanding	Expiry date	Weighed average remaining life (years)

2.32		362,000	June 25, 2003	0.5
3.00		747,360	October 29, 2003	0.8
4.80		4,147,249	May 10, 2004	1.4
7.82	(US$5.05)	302,500	December 18, 2004	2.0

		5,559,109		1.3

12	Related party transactions

a)

During the year ended December 31, 2002, the company recorded management fees and expense reimbursements of $176,900 (2001 — $312,900; 2000 — $344,800) from companies related by common management. At December 31, 2002, accounts receivable include $78,500 (2001 — $93,500) from these related parties.

b)	The company holds marketable securities in Vista, which has a common director with the company.

c)	During the year ended December 31, 2002, the company settled mineral property payables of $3,026,000 with the issuance of 525,995 shares to a company with a director in common.

13	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2002	2001	2000

Statutory tax rate	39.6%	45%	45%

	$	$	$

Loss for the year	(2,198)	(3,377)	(1,705)

Provision for income taxes based on
statutory rates	(870)	(1,520)	(767)
Differences in foreign tax rates	11	(1)	21
Losses for which an income tax benefit
has not been recognized and other	859	1,521	746

	--	--	--

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31, are as follows:

	2002 $	2001 $
Long-term future tax assets
Caoital and non-capital loss carry-forwards	7,329	9,503
Fixed assets and resource properties	5,497	5,649
Share issuance costs	362	141

Total future tax assets	13,188	15,293
Valuation allowance for future tax assets	(13,188)	(15,293)

Net future tax assets	--	--

c)

As of December 31, 2002, the company has approximately $13,563,000 in operating losses, $6,041,000 in capital losses, and $18,672,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$
2003	516
2004	323
2005	3,426
2006	2,427
2007	1,615
2008	1,702
2009	2,447

12,456

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

14	Reclamation

During the year ended December 31, 2002, the company incurred $420,000 (2001 — $201,000; 2000 — $329,000) in on-going environmental and reclamation costs and changes in the provision for reclamation.

At December 31, 2002, $843,000 (2001 — $503,000) has been recorded by the company as a provision for future reclamation expenses for its various properties, of which $142,000 is considered current.

At December 31, 2002, the company has lodged $70,000 (2001 — $110,000) in security deposits with various government agencies in relation to its reclamation obligations. Subsequent to year-end, a further $79,000 security deposit was lodged relating to the Silvertip property.

15	Supplementary cash flow information

a)     Cash, cash equivalents and short-term investments at December 31 comprised the following:

	2002 $	2001 $	2000 $

Cash on hand and balances held with banks	1,138	1,764	610
Short-term deposits	12,053	3,813	2,699
Short-term investments	4,151	--	--

	17,342	5,577	3,309

b)	During the years ended December 31, 2002, 2001, and 2000, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2002 $	2001 $	2000 $
Non-cash financing activities
Shares issued for mineral property payables	3,280	--	--
Shares issued for mineral properties	1,258	2,882	61
Shares issued for convertible debentures	2,092	--	--
Shares issued for donations	41	--	--
Value assigned to options issued to non-employees	161	--	--
Mineral property payable	--	3,326	--
Warrants issued for mineral properties	--	326	--
Shares issued for finders' fees	323	139	130
Finders' fees satisfied by issue of shares	(323)	(139)	(130)

	6,832	6,534	61

Non-cash investing activities
Reclamation capitalized to mineral properties	(242)	--	--
Shares issued for mineral properties	(1,258)	(2,882)	(61)
Value assigned to convertible debenture on acquisition	(2,035)	--	--
Payable for mineral property	(772)	(3,326)	--
Warrants issued for mineral properties	--	(326)	--
Value assigned to options issued to non-employees	(29)	--	--
Other mineral property costs	(291)	--	--

	(4,627)	(6,534)	(61)

c)     Interest paid in the year was $2,000 (2001 — nil; 2000 — nil).

16	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

2002

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	83	--	--	--	84
Mineral property costs	22,944	15,439	5,587	1,840	1,515	8,905	56,230

	22,944	15,440	5,670	1,840	1,515	8,905	56,314

2001

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	6	1	82	--	--	--	89
Mineral property costs	14,199	14,701	3,649	176	--	6,411	39,136

	14,205	14,702	3,731	176	--	6,411	39,225

17	Commitments

a)	The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments are $114,000 required in each of the next five years.

b)	Mineral property commitments are described in note 5.

18	Fair value of financial instruments

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 4.

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

i)

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

iii)

Under Canadian GAAP, before the introduction of the Canadian Institute of Chartered Accountants (CICA) guideline CICA 1581 “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2002, short-term investments of $4,151,000 (2001 — $nil) would be excluded from cash equivalents for U.S. GAAP.

v)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Pirquitas and Manantial Espejo mineral properties (note 5).

b)    Consolidated summarized balance sheets

	2002			2001

	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $

Assets
Current assets (ii)	18,264	1,045	19,309	5,964	--	5,964
Mineral property
costs (i) and (iii)	56,230	(19,328)	36,902	39,136	(12,757)	26,379
Other assets	254	--	254	299	--	299

	74,748	(18,283)	56,465	45,399	(12,757)	32,642

Liabilities
Current liabilities	1,834	--	1,834	444	--	444
Other liabilities	950	--	950	4,017	10	4,027

	2,784	--	2,784	4,461	10	4,471

Shareholders'
Equity
Capital stock (iii)	99,658	169	99,827	66,434	169	66,603
Deficit (i) (ii)
and (iii)	(27,694)	(18,452)	(46,146)	(25,496)	(12,936)	(38,432)

	71,964	(18,283)	53,681	40,938	(12,767)	28,171

	74,748	(18,283)	56,465	45,399	(12,757)	32,642

c)     Consolidated statements of loss and deficit

	2002 $	2001 $	2000 $

Loss in accordance with Canadian GAAP	2,198	3,377	1,705
Exploration expenditures for the year (i)	6,618	3,884	2,573
Exploration costs written off during the year (i)	(47)	(1,744)	(68)
Other	(10)	9	1

Loss in accordance with U.S. GAAP	8,759	5,526	4,211
Unrealized loss (gain) on available-for-sale
securities (ii)	(1,045)	--	13

Comprehensive loss	7,714	5,526	4,224

Basic and diluted loss per share	0.25	0.21	0.19

d)     Consolidated statements of cash flows

	2002 $	2001 $	2000 $
Cash flows from operating activities
Per Canadian GAAP	(2,250)	(1,646)	(1,996)
Exploration expenditures (i)	(5,604)	(3,884)	(2,573)

Per U.S. GAAP	(7,854)	(5,530)	(4,569)

Cash flows from investing activities
Per Canadian GAAP	(12,255)	(7,212)	(3,514)
Exploration expenditures (i)	5,604	3,884	2,573

Per U.S. GAAP	(6,651)	(3,328)	(941)

e)	Impact of Recently Issued Accounting Standards

The FASB has issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets”. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations”, to replace the current guidance on future removal and site restoration costs included in CICA 3061, “Property, Plant and Equipment”. The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company is analyzing the impact of this new standard which will be adopted on January 1, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc.
__________________________________
(Company)

By:

/s/ Robert A. Quartermain
________________________________
Robert A. Quartermain, President & Director

Date: May 20, 2003

CERTIFICATIONS

      I, Robert Quartermain, certify that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Robert A. Quartermain
________________________________
Robert A. Quartermain
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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Ross A. Mitchell
________________________________
Ross A. Mitchell
Vice President, Finance

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

Date: May 20, 2003

/s/ Robert A. Quartermain
________________________________
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

Date: May 20, 2003

/s/ Ross A. Mitchell
________________________________
Ross A. Mitchell
Vice President, Finance