Form 20-F/A
SILVER STANDARD RESOURCES INC
filed 2004-05-17
CIK 921638

SEC 1852(11-2002)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2005
Estimated average burden hours per response. . . 438.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 20-F

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
☑ Item 17 Item 18

- iii -

EXPLANATORY NOTE REGARDING AMENDED FORM 20-F

This amendment No. 1 to Form 20-F for the year ended December 31, 2002 has been filed to amend, among other things, the following disclosure in our annual report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on May 23, 2003, pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission ("SEC"):

o	our disclosure under Item 3.A. Selected Financial Data to reflect the restatement of the US GAAP information, to write off capitalized mineral property acquisition costs, as set out in Note 19 of our audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2002, 2001 and 2000 together with the report of the auditors thereon contained in Item 17;

o	our disclosure under Item 3.D. Risk Factors to simplify the description of the risks associated with the nature of our business operations; and

o	our disclosure under Item 4, Information on the Company to conform to the SEC's requirements for disclosure in respect of mineral resource properties.

This amendment no. 1 on Form 20-F does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above and certain other minor underlined amendments.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our operations and planned future acquisitions. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in its market. These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Descriptions of Properties” and “Operating and Financial Review and Prospects”.

- iv -

In this Annual Report, “we”, “us”, “our”, “Silver Standard” and “the Company” refer to Silver Standard Resources Inc., a company incorporated under the Company Act (British Columbia), and its subsidiaries.

- v -

GLOSSARY OF GEOLOGICAL TERMS

DEFINITIONS AND ABBREVIATIONS

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

cut-off grade — the minimum grade of mineralization that delimits mineralization that has a reasonable prospect of economic extraction from mineralization that does not have a reasonable prospect of economic extraction.

dike — a tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

dilution — results from the mixing in of unwanted gangue or waste rock with the ore during mining.

dolomite — a magnesium bearing limestone usually containing at least 15% magnesium carbonate.

fault — a fracture in a rock where there has been displacement of the two sides.

feasibility study means a detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

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

- vi -

Indicated Mineral Resource — is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

induced polarization method — the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource — is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

intrusion — general term for a body of igneous rock formed below the surface.

limestone — sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

Measured Mineral Resource — is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Mineral Reserve — is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Mineral Resource — is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

- vii -

mineralization — usually implies minerals of value occurring in rocks.

net profits interest — a royalty based on the profit, allowing for costs directly related to production. The expenses that the operator deducts from revenue are defined in the royalty agreement. Payments generally begin after payback of capital costs. The royalty holder is not responsible for contributing to capital expenses, covering operating losses or environmental liabilities.

net smelter return – means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities.

outcrop — means an exposure of rock at the earth’s surface.

oz/ton — ounces per ton.

Preliminary Feasibility Study — is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Probable Mineral Reserve — is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Proven Mineral Reserve — is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

reclamation bond – a financial instrument or cash usually required when mechanized work is contemplated on a mineral claim. The bond may be used to reclaim any workings or put right any damage, if the reclamation of the mineral claim does not satisfy the requirements of the regulations.

sedimentary — a rock formed from cemented or compacted sediments.

sediments — are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

sericite — a fine-grained variety of mica occurring in small scales, especially in schists.

- viii -

shear zone — where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

silicate — most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

sill — tabular intrusion which is sandwiched between layers in the host rock.

stockwork – a mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

tailings — material rejected from a mill after recoverable valuable minerals have been extracted.

tailings pond — a pond in which tailings are disposed.

tuff — a finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

veins — the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

waste — rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities & Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

In this Annual Report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

- ix -

This Annual Report uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

Item 3      Key Information

A.    Selected Financial Data

The following table summarizes certain of our selected financial data. This information should be read in conjunction with the more detailed financial statements included in this Annual Report.

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

		Year ended Dec 31, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31, 1999	Year ended Dec 31, 1998

1.	Revenues	Nil	Nil	Nil	$Nil	$30
2.	Loss for period*	$2,198	$3,377	$1,705	$1,264	$11,722
3.	Loss per common share*	$0.06	$0.13	$0.08	$0.07	$0.74
4.	Total assets	$74,748	$45,399	$31,070	$26,655	$20,170
5.	Long term obligations and redeemable preferred stock**	$249	$143	$165	Nil	Nil
6.	Capital stock	$99,510	$66,108	$52,078	$46,120	$37,768
7.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.	Number of shares	$39,190,887	$30,913,953	$24,266,458	$20,438,047	$16,045,797

*    All of our operations are continuing.

**    No preferred stock has been issued

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

		Year ended Dec 31, 2002 restated	Year ended Dec 31, 2001 restated	Year ended Dec 31, 2000 restated	Year ended Dec 31, 1999 restated	Year ended Dec 31, 1998 restated

1.	Revenues	Nil	Nil	Nil	Nil	$30
2.	Loss for period*	$19,282	$15,317	$5,777	$8,672	$6,386
3	Loss per common share*	$0.54	$0.58	$0.26	$0.49	$0.40
4	Total assets	$19,463	$6,163	$3,765	$3,434	$3,206
5.	Long term obligations and redeemable preferred stock**	$249	$143	$165	Nil	Nil
6.	Capital stock	$99,827	$66,603	$52,247	$46,289	$39,080
7.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.	Number of shares	$39,190,887	$30,913,953	$24,266,458	$20,438,047	$16,045,797

*    All of our operations are continuing.

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999 and December 31, 1998, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The tables set out the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate in Table No. 3 means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close

Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended December 31, 2000	1.48	1.56	1.43	1.52
Fiscal Year Ended December 31, 1999	1.49	1.54	1.44	1.47
Fiscal Year Ended December 31, 1998	1.48	1.57	1.42	1.53

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	November	December	January	February	March	April

High	1.59	1.58	1.57	1.53	1.49	1.48
Low	1.55	1.55	1.52	1.49	1.47	1.43

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

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

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

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

o	market fluctuations for precious metals;
o	the proximity and capacity of natural resource markets and processing equipment; and
o	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining:

o	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:

o	establish ore reserves through drilling;
o	develop metallurgical processes to extract the metals from the ore; and
o	construct the mining and processing facilities at any site chosen for mining.

We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

o	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate:

o	road access;

o	water and power supply; and
o	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

o	In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

o	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:

o	unusual or unexpected geological formations;
o	power outages;
o	labour disruptions;
o	flooding, explosions, rockbursts, cave-ins, landslides, and;
o	inability to obtain suitable or adequate machinery, equipment or labour.

o	We may become subject to liabilities in connection with:

o	pollution;
o	cave-ins; or
o	hazards against which we cannot insure against or which may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

o	Mining operations and exploration activities are subject to national and local laws and regulations governing:

o	prospecting, development, mining and production;
o	exports and taxes;
o	labour standards, occupational health and mine safety;
o	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

o	Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

o	global or regional consumption patterns;
o	supply of, and demand for, silver, gold, zinc and lead;
o	speculative activities;
o	expectations for inflation; and
o	political and economic conditions.

We cannot predict the effect of these factors on metals prices.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

o	control dispersion of potentially deleterious effluents; and
o	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by:

o	political instability and violence;
o	war and civil disturbance;
o	expropriation or nationalization;
o	changing fiscal regimes;
o	fluctuations in currency exchange rates;
o	high rates of inflation;
o	underdeveloped industrial and economic infrastructure; and
o	unenforceability of contractual rights;

any of which may adversely affect our business in that country.

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

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) and as a director of Canplats Resources Corporation, IAMGold Corporation (formerly Repadre Capital Corporation), Western Silver Corporation (formerly Western Copper Holdings Ltd.), Vista Gold Corporation, Paso Rico Resources Ltd. and Reliant Ventures Ltd. These associations give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the law of and headquartered in British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (a) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States’ courts based upon the civil liability provisions of United States’ federal securities laws or (b) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States’ securities laws.

Item 4      Information on the Company

A.    History and Development of the Company

General Background

We were incorporated in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979. We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common stock on a 1-for-5 basis on August 9, 1984. All references to the number of shares or per share data in this Annual Report refer to consolidated shares/data, unless otherwise indicated. We changed our name to “Silver Standard Resources Inc.” on April 9, 1990.

Our head office and registered and records office is located at: Suite 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is Robert A. Quartermain, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. We do not have a registered agent in the United States.

In January 2002, we acquired from Gold-Ore Resources Ltd. an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial property located in Sinaloa State, Mexico. See Item 4.B — “Business Overview”.

On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected our acquisition of the remaining 9.44% outstanding minority stockholdings in Rio Grande Mining Company, the holder of the Shafter Silver Project located in Texas. See Item 4.B — “Business Overview”.

In March 2002, we acquired all of Black Hawk’s interest in the Manantial Espejo Project and sold a 50% interest in the Manantial Espejo Project to Pan American Silver Corp. See Item 4.B — “Business Overview”.

In March 2002, we also acquired from Repadre Capital Corporation all of its interest in a net smelter returns royalty granted by Minera Triton Argentina S.A. in respect of production from the Manantial Espejo Project and subsequently agreed to sell 50% of such interest. See Item 4.B — “Business Overview”.

In June 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., the holder of the rights to the Pirquitas project located in Jujuy Province, Argentina. See Item 4.B — “Business Overview”.

In November 2002, we agreed to enter into an option agreement with Vista Gold Corporation (“Vista”), under which Vista will grant us an option to acquire all of the silver resources hosted in the Maverick Springs gold-silver prospect in northern Nevada. See Item 4.B — “Business Overview”.

In December 2002, we acquired from Imperial Metals Corporation a 100% interest in the Silvertip project located in northern British Columbia. See Item 4.B — “Business Overview”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at December 31, 2002, other than where a different date is specified.

B.    Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities & Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

We are engaged in the exploration of silver properties in Argentina, Australia, Canada, Chile, Mexico and the United States and the acquisition of silver properties, if warranted, throughout the world. We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3.D – “Risk Factors”.

We have four principal mineral property interests: (1) the Bowdens Silver Project in the Mudgee District of Australia, (2) a 50% interest in the Manantial Espejo Project in the Province of Santa Cruz, Argentina, (3) a 43.4% interest in the Pirquitas Project in the Province of Jujuy, Argentina and (4) the Shafter Silver Project in Texas, U.S.A. We also have five secondary properties: the Diablillos Project in Argentina, the Challacollo Silver Project in Chile, an option to acquire a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., the San Marcial Silver Project in Mexico and the Silvertip Property in northern British Columbia; and two long-term properties: the Candelaria Mine in west central Nevada, U.S.A. and the Sulphurets Project in British Columbia. We have several other property holdings in Mexico and Canada and a property holding in Bolivia which are not considered principal, secondary or long-term properties.

Principal Properties

Bowdens Silver Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The acquisition of the shares of GSM Exploration was completed on August 22, 1997. At the time, the only asset of GSM Exploration was the Bowdens Silver Project, which it acquired from CRA Exploration Pty Limited (“CRA Exploration ”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994. Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

o	receive a payment of A$1,429,397 on GSM Exploration making a decision to mine in respect of the Bowdens Silver Project;

o	reacquire up to a 51% interest in the Bowdens Silver Project in the event gold and silver resources are delineated on the Bowdens Silver Project in excess of A$800,000,000 or base metal resources are delineated on the Bowdens Silver Project in excess of A$3,000,000,000 within the six month period following the decision to mine; and

o	reacquire a 100% interest in the Bowdens Silver Project at no cost in the event GSM Exploration did not make a decision to mine in respect of the Bowdens Silver Project by August 11, 1999.

On July 31, 1997, prior to completing the acquisition of the shares of GSM Exploration, we entered into an agreement with CRA Exploration under which CRA Exploration agreed to release all of its rights to reacquire an interest in the Bowdens Silver Project in return for:

o	the issuance of 160,000 of our common shares (which have since been issued);

o	the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Silver Project; and

o	the granting of a royalty of two percent of net smelter returns reducing to one percent of net smelter returns after the payment of US$5,000,000 in royalties.

Accordingly, with the completion of the acquisition of the shares of GSM Exploration and the signing of the agreement with CRA Exploration, we own the following interest in the Bowdens Silver Project:

o	100% of the shares of GSM Exploration for a 100% interest in the Bowdens Silver Project;

o	subject to the rights of CRA Exploration to receive:

o	payment of A$1,500,000 on the commencement of commercial production on the Bowdens Silver Project; and

o	a royalty of two percent of net smelter returns reducing to one percent of net smelter returns after the payment of US$5,000,000 in royalties.

Manantial Espejo Project

On November 4, 1998, we entered into an agreement with Triton Mining Corporation (“Triton Mining”), a wholly-owned subsidiary of Black Hawk Mining Inc., a Toronto Stock Exchange listed company, pursuant to which we acquired an option to acquire a 50% interest in Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Triton Mining. In order to exercise the option, we were required to:

o	make staged cash option payments to Triton Mining of US $1,536,500 (paid); and

o	incur exploration expenditures on the Manantial Espejo Project of US$4.5 million by December 31, 2001, extendable to December 31, 2002 in certain circumstances.

At the time we acquired our option to acquire a 50% interest in Minera Triton:

o	Minera Triton owned 80% of the issued and outstanding shares of Compania Minera Altovalle S.A. (“Altovalle”), an Argentine corporation, which owned certain mineral properties known as the “Manantial Espejo Project” located in the Santa Cruz Province of Argentina.

o	The remaining 20% of the shares of Altovalle were owned Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, (“Barrick Gold”).

Under the terms of the Altovalle shareholders’ agreement between Minera Triton and Barrick Gold, on completion of a feasibility study for the Manantial Espejo Project, Barrick Gold was required to elect to either:

o	increase its interest in Altovalle to 40% by paying Minera Triton 40% of its reasonable costs incurred in respect of the Manantial Espejo Project; or

o	sell its interest in Altovalle to Minera Triton for US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study with any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study subject to a 3% net smelter returns royalty.

At the time we acquired an option to acquire a 50% interest in Minera Triton, Minera Triton held its interest in Altovalle and the Manantial Espejo Project subject to a net smelter returns royalty granted to Repadre Capital Corporation (“Repadre Capital”) equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project.

In August 2001, in order to increase our interest in Altovalle and the Manantial Espejo Project from an option to acquire 50% interest in Minera Triton, we acquired Barrick Gold’s 20% interest in Altovalle and terminated Barrick Gold’s rights under the Altovalle shareholders’ agreement by:

o	issuing to Barrick Gold 400,000 of our common shares valued at $920,000;

o	granting to Barrick Gold a royalty of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the Manantial Espejo Project payable prior to the commencement of construction of a mine at the Manantial Espejo Project;

o	granting to Barrick Gold a 3% net smelter returns royalty on any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study.

At the time of the acquisition of Barrick Gold’s interest, we were not contemplating the subsequent transactions in 2002 described below with Triton Mining and Pan American. No gain or loss was recorded on the completion of this transaction with Barrick.

Under our option agreement for the acquisition of a 50% interest in Minera Triton, we agreed with Triton Mining that if either party acquired Barrick Gold’s 20% interest in the Manantial Espejo Project the acquiring party would offer one-half of the 20% interest to the other party for 50% of the acquisition cost. Accordingly, we transferred to Triton Mining one-half of the 20% interest (representing 10%, valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property. The net allocation of the $528,000 purchase cost of the 40% Sulphurets property interest was $499,000 to the Sulphurets property, $21,000 to working capital (including $8,000 cash) and $8,000 for reclamation deposits. We agreed to accept the 40% interest in the Sulphurets property we did not already own as consideration for the 10% interest in Manantial Espejo Project in order to increase our interest in the Sulphurets property to 100%. No gain or loss was recorded on the completion of this transaction.

On January 22, 2002, we received from Triton Mining an offer to sell to us all of its interest in the Manantial Espejo Project pursuant to the terms of the right of first refusal contained in the shareholders’ agreements for Minera Triton and Altovalle. On February 22, 2002, we elected to exercise our right of first refusal and entered into an agreement with Triton under which we agreed to purchase Triton Mining’s remaining interest in Altovalle and the Manantial Espejo Project for US $2,000,000, which at the time consisted of:

o	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project; and

o	the ownership of a 100% interest in Minera Triton for a 80% interest in the Manantial Espejo Project, subject to our option to acquire a 50% interest in Minera Triton. At the time, under our option to acquire a 50% interest in Minera Triton, we had made all required option payments (totalling US $1,536,500) and incurred US $4.1 million of the US $4.5 million required to be incurred by us to exercise our option and acquire a 50% interest in Minera Triton.

Concurrently with entering into the agreement with Triton Mining, we entered into an agreement with Pan American Silver Corp. (“Pan American”) to sell to Pan American:

o	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and

o	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;

in consideration of the payment of US $2,000,000 in cash or common shares and the obligation to contribute the first US $3,000,000 towards mine construction once a production decision is made for the Manantial Espejo Project.

On March 27, 2002, we concurrently closed our agreements with Triton Mining and Pan American and paid the cash and share consideration we received from Pan American for the sale of the interest in the Manantial Espejo Project to Triton Mining as consideration for its remaining interest in the Manantial Espejo Project. As part of our acquisition of Triton Mining’s interest, we deemed our option to acquire a 50% interest in Minera Triton to be exercised. As part of the sale to Pan American of an interest in the Manantial Espejo Project, we entered into a joint venture agreement with Pan American for the exploration and development of the Manantial Espejo Project. Under the terms of the joint venture agreement, we will remain operator of the project until a decision is made to complete a feasibility study. Thereafter, Pan American will be the operator of the project until the commencement of commercial production. On commencement of commercial production, we, together with Pan American, will form an operating company to act as operator of the project, which will be owned by the two of us in proportion to our respective interests in the project. All costs and expenses incurred in respect of the project shall be incurred by the two of us in proportion to our respective interests in the joint venture.

On March 27, 2002, we also acquired from Repadre Capital all of Repadre Capital’s interest in the net smelter returns royalty granted to Repadre Capital by Minera Triton equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project. The purchase price for the royalty interest was US $200,000. We also agreed to sell a 50% interest in the royalty we acquired from Repadre Capital to Pan American for US $100,000.

In November 2002, Pan American acquired from Barrick Gold all of Barrick Gold’s rights to receive a royalty from the Manantial Espejo Project of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the project with any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study subject to a 3% net smelter returns royalty. In December 2002, we acquired from Pan American a 50% interest in the royalty for US $300,000.

With the completion of the above described transactions, we currently have the following interest in the Manantial Espejo Project:

o	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and

o	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;

o	subject to Barrick Gold’s right to:

o	receive a payment of 60 cents (U.S.) per metric ton of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tons; and

o	receive a 0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

Pirquitas Project

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., a Delaware corporation, the holder of the rights to the Pirquitas Project. The total purchase price for the 43.4% interest was:

o	the payment at closing of US $3,000,000 in cash; and

o	the issuance of a US $1,340,000 convertible debenture, with a term of one year, exercise price of Cdn $5.80 per share and interest rate of 10% per annum.

The debenture was fully converted by the holder by December 31, 2002 into 360,636 common shares in our capital.

The holders of the remaining 56.6% interest in Sunshine Argentina, Inc. are Elliott International, L.P. and The Liverpool Limited Partnership. We are the operator of the Pirquitas Project.

We currently own 434 of the shares of Sunshine Argentina, Inc. for a 43.4% interest in the Pirquitas Project.

Shafter Silver Project

On September 19, 2000 we entered into an agreement with SSR Acquisition, Inc. (our wholly-owned subsidiary), Coastal Capital Partners L.P., John H. Bailey, Peter Galli, Carolyn E. Galli, Mark Fidler, Kathleen Fidler and David Fraser. Under the agreement, we acquired 91.8% of the issued shares of Silver Assets, Inc. in consideration of the payment of US$0.00654 per share for a total purchase price of US$599,305.15. On November 9, 2000, a short-form merger between SSR Acquisition, Inc. and Silver Assets, Inc. was effected (under the laws of the State of California), under which we acquired the remaining issued shares of Silver Assets, Inc. for US$0.00654 per share. The purchase price for 100% of the issued shares of Silver Assets, Inc. was US$693,601 (Cdn$1,024,293).

At the time of our acquisition of Silver Assets, Inc., its sole asset was a 90.56% interest in Rio Grande Mining Company (“Rio Grande”), the holder of the Shafter Silver Project located near Shafter, Texas. On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected our acquisition of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding was US$55,053 and is to be paid out over time as shares are surrendered.

Prior to our acquisition Silver Assets, Inc. and Rio Grande, Rio Grande purchased all the “major” outstanding royalties on metal production from the Shafter Silver Project. Royalties remain payable on two portions of the land that make up the project: one is payable in respect of a narrow strip of land leased from the state that contains only a minor amount of Mineral Resource and the other royalty is payable on the Chavez-Miller portion of the property, covering an area of approximately 137.4 hectares, of 6.5% which is being reduced to 2%. When Rio Grande purchased the Shafter property, a 6.25 percent net smelter return royalty was payable to Cyprus Amax out of future mining revenues. Rio Grande purchased this royalty from Cyprus Amax for $50,000 cash and a $475,000 note. The note was reassigned to Silver Assets, Inc. (now our wholly-owned subsidiary) in exchange for Rio Grande stock and has now been paid out.

With the acquisition of the minority stockholdings in Silver Assets, Inc. and Rio Grande, we own a 100% interest in the Shafter Silver Project, subject to the above described royalties.

Secondary Properties

Diablillos Property

As of November 1, 2001, we entered into a purchase agreement with Silver Standard (BVI) Inc. (our wholly owned subsidiary) and Pacific Rim Mining Corp. (“Pacific Rim”) and Pac Rim Cayman and Pac Rim Caribe (III) (wholly owned subsidiaries of Pacific Rim). Under the agreement, we agreed to acquire all of Pacific Rim’s interest in the Diablillos property located in Salta Province, Argentina through the acquisition of all of the shares of two indirect wholly owned subsidiaries of Pacific Rim: Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the purchase agreement, we agreed to pay Pacific Rim US $3,400,000 in staged payments of:

o	US $1,000,000 payable in cash on closing;
o	US $500,000 payable in cash on December 31, 2001;
o	US $500,000 payable in cash or our shares, at our election, on or before June 30, 2002;
o	US $500,000 payable in cash or our shares, at our election, on or before December 31, 2002;
o	US $500,000 payable in cash or our shares, at our election, on or before June 30, 2003; and
o	US $400,000 payable in cash or our shares, at our election, on or before December 31, 2003.

On December 14, 2001, we completed the acquisition of the Diablillos property and made the US $1,000,000 cash payment due on closing. On December 31, 2001, we paid the US $500,000 payment then due, and on January 18, 2002 issued 383,025 common shares in our capital in satisfaction of the payments due on June 30, 2002 and December 31, 2002. On June 28, 2002, we issued 142,970 common shares in our capital in satisfaction of the payments due on June 30, 2003 and December 31, 2003. The total purchase price was $5,433,000, with $5,430,000 allocated for the property and $3,000 allocated for a provision for reclamation.

We currently own a 100% interest in the Diablillos property.

Challacollo Silver Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Silver Project located in northern Chile. Under the terms of the option agreement, we are required to make the following cash option payments totaling US $1,500,000 over two years:

o	US $20,000 due on signing the option agreement; (paid)
o	US $130,000 due on March 1, 2002; (paid)
o	US $250,000 due on August 1, 2002; (paid)
o	US $500,000 due on March 1, 2003 (paid); and
o	US $600,000 due on August 1, 2003.

A five percent finder’s fee is included in the cash option payments. The property is subject to an existing 2% production royalty capped at US $850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid. The Minera Septentrion royalty may be purchased for US $1,500,000 at any time.

At the date of this Annual Report, we have the following interest in the Challacollo Silver Project:

o	we have an option to acquire a 100% interest in the Challacollo Silver Project:

o	subject to:

o	making all remaining option payments described above;
o	a 2% production royalty capped at US $850,000; and
o	a 2% production royalty increasing to 3% once the above 2% royalty is fully paid, which may be purchased for US $1,500,000 at any time.

Maverick Springs Project

On November 7, 2002, we entered into a letter agreement with Vista Gold Corporation (“Vista”) and Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, pursuant to which we agreed to enter into an option agreement to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below. This option agreement is exercisable on:

o	payment of US $300,000 on execution of the option agreement; and

o	incurring US $1,200,000 over four years to fund required exploration expenditures, land payments and option payments.

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation and Newmont Capital Limited (together, “Newmont”), Vista and VNC, Newmont granted Vista and VNC an option to acquire a 100% interest in the Maverick Springs Project. In order to maintain the option in good standing, Vista and VNC must make the following payments and expenditures required to be made under Newmont’s mining lease with the owner of the property:

o	payment of US $15,000 on October 1, 2002 (paid);
o	payment of US $50,000 on October 1, 2003; and
o	payment of US $100,000 on each October 1st thereafter; and
o	a net smelter returns royalty ranging from 1.9% for gold and silver prices that are less than US $250 and US $4.50 per ounce, respectively, to 5.9% for gold and silver prices that are greater than US $550 and US $8.50 per ounce, respectively, and
o	a net smelter returns royalty of 2.9% for all metals other than gold and silver; and
o	completion of a minimum of 6,400 feet of exploration drilling in each of the first three years of the agreement.

In order for Vista and VNC to exercise their option from Newmont, they are required to:

o	pay Newmont US $250,000 in cash (paid);
o	reimburse Newmont for 2003 federal maintenance fees of US $37,300 (paid);
o	issue to Newmont 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at US $4.43 per share);
o	issue to Newmont, on the first anniversary of the agreement, the number of shares of Vista determined by dividing US $500,000 by the weighted average closing price of the shares of Vista on the American Stock Exchange averaged over the 10-day trading period ending on the day before the first anniversary of the agreement (the “Weighted Average Price”) and an equal number of share purchase warrants (with each warrant exercisable for a period of two years from the closing at a price equal to 125% of the Weighted Average Price); and
o	grant to Newmont a 1½% net smelter returns royalty on production from the Maverick Springs Property.

In addition, following the fourth anniversary of the agreement, Newmont may, on payment of 200% of expenditures, acquire a 51% interest in the Maverick Springs Project with expenditures by Vista, following the backin by Newmont, capped at US $2,000,000 until completion of a feasibility study for the project.

We currently have the following interest in the Maverick Springs Project:

o	we have an option to acquire up to a 55% interest in the Maverick Springs Project:
o	subject to:
o	entering into a formal option agreement with Vista and VNC;
o	making all option payments and work commitments under the formal option agreement with Vista and VNC described above;
o	making, together with Vista and VNC, all payments and expenditures under Newmont's lease with the property vendor described above;
o	making, together with Vista and VNC, all remaining option payments under Vista's and VNC's option agreement with Newmont described above.; and
o	Newmont’s right to acquire a 51% interest in the Maverick Springs Project described above.

San Marcial Silver Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial property located in Sinaloa State, Mexico. Under the terms of the option:

o	we may earn a 50% interest by:

o	making cash payments totaling US $29,000 by February 4, 2002; and
o	incurring exploration expenditures of at least US $175,000 by April 30, 2002.

o	We may then earn up to a 100% interest in Gold Ore’s option by, at our election, either:

o	issuing to Gold Ore 200,000 of our common shares with a value of at least US $350,000; or
o	paying to Gold Ore US $350,000 in cash and our common shares with at least US $150,000 in cash.

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

o	we outline in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 gram/tonne silver cut-off grade, we shall pay to Gold-Ore, in cash or our common shares, at our election, US $0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

o	the afternoon fix of the price of silver on the London Mercantile Exchange is greater than or equal to US $6.50 per ounce for a minimum of 60 consecutive days, we shall pay to Gold-Ore, in cash or our common shares, at our election, US $0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 gram/tonne silver cut-off grade.

To exercise Gold Ore’s option and earn a 100% interest in the San Marcial property pursuant to the underlying option agreement, we will be required to:

o	make cash payments to the property vendor totaling US$462,500:

o	US $25,000 by August 4, 2002;
o	US $25,000 by February 4, 2003;
o	US $25,000 by August 4, 2003; and
o	US $387,500 by February 4, 2004;

o	incur US $400,000 in further exploration expenditures on the property by February 4, 2004 (US $200,000 of which must be incurred by February 4, 2003);

o	pay US $100,000 on commencement of commercial production to International American Resources Inc.;

o	pay a 3% net smelter returns royalty to the property vendor, provided that each 1% of the royalty can be acquired for US $600,000.

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

o	paying to Gold-Ore US $150,000 in cash;
o	issuing to Gold-Ore 45,706 common shares in our capital; and
o	entering into an option agreement with the owner of the San Marcial Project to acquire a 100% interest in the San Marcial Project on the terms contained in the original option agreement between Gold-Ore and the owner of the project described above.

At the date of this Annual Report, we have the following interest in the San Marcial Project:

o	an option to acquire up to a 100% interest in the San Marcial Project:
o	subject to:

o	making all remaining option payments and work commitments under our agreement with the property vendor described above;
o	paying US $100,000 on commencement of commercial production to International American Resources Inc.; and
o	paying a 3% net smelter returns royalty to the property vendor, provided that each 1% of the royalty can be acquired for US $600,000.

Silvertip Property

Under an agreement dated November 27, 2002 with Imperial Metals Corporation and its wholly-owned subsidiary Silvertip Mining Corporation (together “Imperial”), we acquired a 100% interest in the Silvertip Property located in northern British Columbia. Under the agreement:

o	we paid Imperial $1,200,000 in cash;
o	issued to Imperial 100,000 of our common shares; and
o	assumed the remaining reclamation obligations associated with the property.

Certain of the non-core claims comprised in the property are subject to a 5% net profits interest royalty.

We currently own the following interest in the Silvertip Property:

o	we own a 100% interest in the Silvertip Property;
o	subject to a 5% net profits interest royalty on certain of the non-core claims comprised in the property.

Long-Term Properties

Candelaria Mine

On November 1, 1999, we entered into an option agreement with Kinross Candelaria Mining Company, a Delaware corporation and an indirect wholly-owned subsidiary of Kinross Gold Corporation, a Toronto Stock Exchange listed company, (together “Kinross”) under which we acquired an option to acquire a 100% interest in the Candelaria mine, located in Mineral and Esmeralda counties of the State of Nevada. Under the option agreement, in consideration of the issuance to Kinross of 50,000 of our common shares, we were granted the right to carry out a six month due diligence review of the Candelaria mine. In order to exercise the option, we were required to:

o	make staged cash payments to Kinross totalling $300,000 over a period of 12 months;
o	issue 600,000 units to Kinross (each unit to consist of one common share and one common share purchase warrant, with each warrant entitling Kinross to acquire one additional common share for a period of one year at a price of $3.50); and
o	pay US$1,000,000 to Kinross on commencement of commercial production.

In addition to the payments and share issuances, on exercise of the option:

o	Kinross may elect to require us to purchase the processing facility located on the mine site for $300,000; and
o	we will assume all liabilities relating to the mine.

On March 28, 2000, we entered into an amending agreement with Kinross, under which Kinross agreed to extend the term of the option by three months (to a nine-month term) on our payment to Kinross of $50,000 and issuance to Kinross of 27,500 of our common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended, without payment of any further consideration, to March 31, 2001. On March 30, 2001, we delivered notice of exercise of the option to Kinross, which provided for the closing of the purchase on amended terms. On October 1, 2001, we acquired from Kinross Gold U.S.A., Inc. (Kinross Gold”) all of the shares of Kinross Candelaria Mining Company, the owner of the Candelaria mine and related assets, on:

o	payment to Kinross Gold of US $65,834;
o	issuance to Kinross Gold of 600,000 common shares in our capital and 600,000 common share purchase warrants, with each warrant entitling Kinross Gold to acquire one additional common share until October 1, 2002 at a price of Cdn $3.50 per share;
o	delivery to Kinross Gold of a promissory note in the amount of Cdn $300,000 payable on or before April 1, 2002 in cash or our shares, at our election, at a price equal to the 20-day average closing price of our shares on the Canadian Venture Exchange (we paid the full amount of the promissory note on March 26, 2002 by the issuance to Kinross Gold of 70,922 of our common shares);
o	reimbursement of Kinross Gold of US $209,607 for expenses incurred by Kinross Gold in respect of the Candelaria mine from April 1, 2001 to September 30, 2001;
o	the assumption of all liabilities associated with the Candelaria mine.

Under the purchase agreement, Kinross Gold has agreed to maintain the reclamation bonding for the Candelaria mine in place until April 1, 2003, extendable to April 1, 2004 on our payment to Kinross Gold of US $50,000. In March 2003, we paid the US $50,000 for Kinross Gold to maintain the reclamation bonding in place until April 1, 2004 at which time we are required to provide substitute reclamation bonding. Reclamation bonding for the property is currently US $1,679,435. We have pledged the shares of Kinross Candelaria Mining Company to Kinross Gold, Inc. as collateral pending our arrangement of reclamation bonding.

Under the terms of the purchase agreement, Kinross Gold is responsible for completing the reclamation of the mine, and we agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross Gold. To date, the mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross Gold completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. Kinross Gold is continuing reclamation work that is expected to be completed shortly. Following completion of the reclamation of the mine by Kinross Gold, we will be responsible for the establishment of plant growth on the property. In the event the seeding by Kinross Gold on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of US $136,800; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of US $1,272,100. In addition, on reclamation of the mine, we must monitor the mine at a total estimated cost of US $20,300 over a five year period.

We acquired the Candelaria mine for the large silver resource that remained on the property at the time of closure of the mine by Kinross Gold. Our due diligence review of the property included re-drilling 9 holes in the Deep Diablo area, limited metallurgical studies, engineering scoping studies and a complete environmental audit. The drilling confirmed the original resource estimate. Metallurgical and engineering studies demonstrated that conventional milling of the ore is feasible at higher silver prices. The environmental review did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date satisfied all state and federal guidelines.

At the date of this Annual Report, we have the following interest in the Candelaria mine:

o	We own all of the shares of Kinross Candelaria Mining Company (now known as Candelaria Mining Company), which owns a 100% interest in the Candelaria mine.

o	We have pledged all of the shares of Kinross Candelaria Mining Company to Kinross Gold pending our arrangement of reclamation bonding. If we do not arrange reclamation bonding by April 1, 2004, we will forfeit the shares of Kinross Candelaria Mining Company (and our interest in the Candelaria mine) to Kinross Gold.

Sulphurets Project (Newhawk Arrangement)

On September 30, 1999 pursuant to a plan of arrangement (the “Newhawk Arrangement ”), holders of common shares of Newhawk Gold Mines Ltd. (“Newhawk”) exchanged every six Newhawk shares for one of our common shares. There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement which were exchanged for 2,285,451 of our common shares. On completion of the Newhawk Arrangement, Newhawk became our wholly-owned subsidiary.

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Sulphurets Project (at the time 40% owned by Black Hawk Mining Inc. (“Black Hawk”), which interest we subsequently acquired) and a 100% interest in the Snowfield Property located in northwest British Columbia. The Sulphurets Project consists of a 60% interest in the Bruceside Property.

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

Under an agreement with Triton Mining (a wholly owned subsidiary of Black Hawk) described under the heading “Manantial Espejo Project” above, we acquired, among other things, Black Hawk’s 40% interest in the Sulphurets Project in exchange for a 10% interest in Altovalle, a cash payment of $125,000 and 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already outlined on the Sulphurets Project.

In November 2001, we granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, and the Snowfields and Blue Ice properties in consideration of a cash payment of Cdn $3,800,000. The option may be exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002, and may be further extended. In the event the option is exercised, we anticipate recording a gain of approximately $151,000 on the disposition. We did not contemplate the granting of the option to Sean Morriss at the time of the acquisition of the Sulphurets Project. The option granted to Mr. Morriss expired without exercise.

We currently own all of the shares of Newhawk Gold Mines Ltd. for a 100% interest in the Sulphurets Project.

Other Properties

Bluey’s Silver Prospect

On August 7, 2001, we acquired an option from Imperial Granite and Minerals Pty Ltd. to earn a 51% joint venture interest in the Bluey’s Silver Prospect and the surrounding tenement, located in the Northern Territory, Australia, by repaying staking and tenement costs (to a maximum of A$10,000) and incurring exploration expenditures over time totaling A$750,000. We may increase our interest to 100% on completion of a bankable feasibility study with the vendor retaining a 4% net smelter returns royalty or a 10% net profits interest.

In 2002, based on the results of a drill program, we abandoned the Bluey’s Silver Prospect.

El Asiento Project

No work was completed on the project in 2001. For disclosure as to this project, please see our Annual Report on Form 20-F for the fiscal year ending December 31, 2000 filed with the U.S. Securities and Exchange Commission.

Duthie Property

We acquired the Duthie Property in November 1978 for its then known silver reserve, based on the then prevailing price of silver, and functioning mill. The Duthie Property is located 12 kilometers west of Smithers, British Columbia, approximately 1.2 kilometers north of Aldrich Lake. It operated intermittently from 1923 to the mid-1980‘s. Over much of this period, some hand-picked direct-shipping ore was mined, especially in the early years. Of an estimated 80,000 tons mined, about 59,400 tons were milled. Concentrate shipments totaled 7,144 tons.

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990’s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2000, 2001 and 2002, we carried out reclamation work of $240,000, $177,000 and $155,000, respectively. Reclamation work will continue in 2003 at an estimated cost of $265,000. Remaining reclamation obligations inlcude placing perimeter ditches around the tailings impoundment area, capping the tailings, constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation are $250,000, which amount has been included in our provision for reclamation, plus $16,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants are studying the property to determine whether reclamation is required for the tailings on the property and the property in general. Accordingly, a reclamation plan has not been formulated. If a reclamation plan is required, determination of reclamation costs must await submission of the plan to and acceptance by appropriate government agencies, until that time monitoring is not required. The only remedial work required on the property at this time is the closure of mine workings at an estimated cost of $250,000, which amount has been included in our provision for reclamation.

Others

We have several other property holdings in Mexico, Canada and the United States and a property holding in Bolivia which are not considered our principal, secondary or long-term properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.    Organizational Structure

We have ten material subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our material subsidiaries:

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

D.   Property, Plant and Equipment

Principal Properties

Bowdens Silver Project

Location and Access

Our Bowdens property is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32º 39‘S, longitude 149º 52‘E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area. See the following Bowdens Property General Location Map.

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

NORTHERN TERRITORY
QUEENSLAND
A U S T R A L I A
WESTERN AUSTRALIA
SOUTH AUSTRALIA
BRISBANE
NEW SOUTH WALES
Perth
SYDNEY
Adelaide
VICTORIA
MELBOURNE
BOWDENS PROPERTY

BOWDENS PROPERTY LOCATION MAP

Land Tenure

The Bowdens Property consists of one exploration tenement covering 379 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary. In order to maintain our interest in the property, we are required to make annual work expenditures on the property. For the years ended January 31, 2003 and January 31, 2004 minimum required expenditures are A$85,000 per year.

In April 1999, we purchased the 133.75 hectare farm that overlies the mineralization and a large portion of the area currently being considered for the process plant, waste dumps and tailings pond. The surface rights to the adjoining 50.05 hectare farm, which is the proposed location for the planned mill facilities, were purchased in 2001. In March, 2003, we completed the purchase of a third farm covering an area of 1,140 hectares, which provides us with surface rights for the location of the waste dumps and tailings pond and adjoins the previously purchased farms.

History

The original tenements covering the mineralization of the Bowdens property were granted to CRA Exploration Pty Limited (“CRA Exploration”) during 1989 and 1990. The following is a chronological description of mineral exploration on the Bowdens Project:

1989-1992	CRA Exploration completed rock chip and soil sampling, geological mapping, induced polarization surveys, 33 reverse circulation drill holes (a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe) totalling 3,438 meters and five diamond drill core holes (a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections) for 842 meters.

1994-1996	GSM Exploration Pty Limited (“GSM Exploration”) acquired the project and completed 17 reverse circulation holes totalling 2,413 meters and five diamond drill holes for 665 meters. GSM Exploration also completed a scoping study, which included a mineral resource estimate, metallurgical testing and environmental studies.

1997-1998	We acquired GSM Exploration and carried out exploration programs over the two main prospects of the Bowdens Project and a regional reconnaissance program to expand on previous reconnaissance work. In May 1998, our board of directors approved a US$2.7 million feasibility study of the economics of the Bowdens Project, and we commenced a reserve definition drill program to expand indicated and inferred silver resources and to provide additional geological and metallurgical information. A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.

1999-2001	We completed preliminary resource modelling, which indicated that additional in-fill drilling was required prior to completion of the final reserve estimate, and prospecting in the area west of the known mineralization indicated the potential for locating additional tonnage. (A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.) Drilling in this area was carried out in 2000. In 2001, we completed a two phase drilling program consisting of 19 reverse circulation drill holes totalling 2,711 metres on the Bowdens Project. Based on the results of the drill programs, we initiated an updated block model resource estimate for the Bowdens Project, which was completed in October 2001.

2002	We commenced an in-fill drill program in order to better define silver resources on the property for completion of the feasibility study on the Bowdens Silver Project.

To December 31, 2002, a total of 301 holes totalling 31,498.8 metres have been completed on the Bowdens Project since 1989. The number of holes drilled in a deposit and the distance between holes are important factors in determining the grade and continuity of a deposit. The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the deposit.

Regional Geology and Mineralization

The Bowdens Project is located within a shallow depression that formed during the Late Silurian to Middle Devonian ages. Other rocks exposed in the area include Devonian age marine sediments, Middle Carboniferous age granite intrusives and the Permian age Rylstone volcanics.

Outcropping along the eastern margin of the depression are volcanic rocks. Mineralization at Bowdens is hosted by the rocks near the base of this formation.

Our geologists have identified three styles of mineralization and alteration. First, a silica alteration that is best developed within the volcanics with pervasive silica forming up to 60 percent of the rock. Visible sulfides comprise 5 to 7 percent of the rock and are composed of mainly fine-grained pyrite with minor galena and sphalerite. Occasionally quartz-sulfide veinlets form stockworks and sheeted zones within this style of mineralization. Second, a quartz vein or vein-breccia style of alteration is well developed in an area of mineralization. Vein widths range from 5.0 centimeters up to 1.5 meters and consist of fine layers of chalcedonic and crystalline quartz with thin rhodochrosite bands. Sulphides are associated with quartz and sometimes form bands of pyrite, sphalerite and galena. Third, a sericitic green clay alteration is best developed in the crystal tuff and ignimbrites and consists of sericite, carbonate, epidote, and minor 1 to 2 percent pyrite.

Resource Estimates

As of the date of this report, the Bowdens Silver Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

We completed an updated block model of the resources for the Bowdens Silver Project in October 2001, which included the results of the 30 reverse circulation and two diamond drill holes totalling 4,319 metres completed in 2000 and 2001. The block model is based on a cut-off of 40 grams of silver-equivalent per tonne and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Pincock, Allen & Holt (“PAH”), a division of Hart Crowser Inc., reviewed and confirmed our classification of Measured, Indicated and Inferred Mineral Resources for the Bowdens Silver Project, in reports dated April 27, 2001 and October 9, 2001.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 5 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 5
Silver Standard Resources Inc.
Bowdens Property
Silver Standard Measured and Indicated Mineral Resource Estimate with PAH Review
(40 g/t Silver-Equivalent Cutoff Grade - capped)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)
Measured & Indicated	36,100,000	51.83	0.24	0.32

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 6 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 6
Silver Standard Resources Inc.
Bowdens Property
Silver Standard Inferred Mineral Resource Estimate with PAH Review
(40 g/t Silver-Equivalent Cutoff Grade - capped)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	22,900,000	42.53	0.20	0.30

Manantial Espejo Project

Location, Access and Infrastructure

Our 50% owned Manantial Espejo property is located in southern Argentina in the province of Santa Cruz, centered at longitude 69º 30’ west and latitude 48º 46’ north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometers east of the property. See the following Manantial Espejo Project, Location Map.

Rio Gallegos, 360 kilometers south and Comodoro Rivadavia, 420 kilometers north, from Puerto San Julian, are served by daily flights to Buenos Aires. Access to the property is from Provincial Route 25, a maintained gravel road, which runs from San Julian on the coast to Gobernador Gregores, some 60 kilometers beyond the property. Within the property, gravel and dirt roads provide good access to the resource area, which is 9 kilometers from the main road. In winter or during infrequent rainstorms 4-wheel drive is recommended.

There are no nearby power lines or telecommunication lines. A natural gas transmission line is located within 150 kilometers of the property, passing just west of San Julian. There is no history of mining in the area, but local laborers can be found in Gobernador Gregores.

BOLIVIA
PARAGUAY
BRAZIL
URUGUAY
CHILE
ARGENTINA
Pacific
Ocean
Atlantic
Ocean
Jujuy
Salta
Salta
Formosa
Tucuman
Chaco
Misiones
Catamarca
Santiago Del Estero
Corrientes
La Rioja
Santa Fe
Cordoba
Entre Rios
Santa Fe
San Juan
Cordoba
Rosario
San Luis
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Chubut
MANANTIAL PROJECT
Comodoro Rivadavia
Santa
Gobernador Gregores
Puerto San Julian
Cruz
Rio Gallegos
0 100 200 300
KILOMETRES
Silver Standard
RESOURCES INC.
MANANTIAL ESPEJO PROJECT
ARGENTINA
LOCATON MAP
NOV. 2001
SCALE: AS SHOWN

Land Tenure

The Manantial Espejo property consists of 19 mineral concessions covering a total of 23,614.73 hectares, extending 36 kilometers east-west and 19 kilometers north-south. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government.

In August 2001, we acquired, together with Triton Mining through Minera Triton, two ranches totalling 28,000 hectares (108.1 square miles) for US$575,000, including buildings and improvements, payable over three years. The two ranches cover the main areas of defined mineralization at Manantial Espejo.

History

Exploration was first carried out on the property in the 1970s by the Argentine government. The following is a chronological description of mineral exploration on the Manantial Espejo property:

1991-1995

St. Joe Minerals Corp., Lac Minerals Ltd. and Barrick Gold Corporation collectively completed mapping, trenching, sampling, 38 reverse circulation holes totalling 3,256 meters, 215 wagon drill holes (short, small diameter, percussion drill holes) totalling 3,282 meters, and 45 diamond drill holes totalling 6,000 meters. Eleven trenches were completed on the Maria Vein, the main area of mineralization, including two large metallurgical samples.

1996-1997	Triton Mining entered into an option agreement with Barrick Gold to earn the right to acquire an 80 percent interest in the project for a total cost of $2,500,000 and completed 104 diamond drill holes totalling 16,448 meters (14,728 meters on the Maria Vein and 1,720 meters on the Karina/Union and Concepcion Veins). In October 1997, Kilborn Engineering Pacific Ltd. completed for Triton a pre-feasibility study on the Maria Vein.

1998-2002	In April 1998, Triton exercised its option and acquired its 80 percent ownership in the property and in November 1998 we acquired an option to acquire an interest in Minera Triton (see Item 4.B – “Business Overview”). Since acquiring our option, we have completed 220 drill holes totalling 18,838 meters and a regional reconnaissance of the property. The drill programs included in-fill drilling as well as drill testing of new targets. We also completed an intensive study of the geology and structure, which resulted in a reinterpretation of the mineralization on the property and the prioritizing of additional drill targets.

To December 31, 2002, a total of 407 drill holes totalling 44,542.10 meters have been completed on the Manantial Espejo Project since 1991, excluding the wagon drill holes completed by St. Joe Minerals Corp.

Geology and Mineralization

The structural setting of the known mineralization is related to the continental extension and volcanism that occurred during the mid-late Jurassic age. North-northwest trending rift structures, up to 20 kilometers wide, host many of the known precious metal occurrences. These major structures are associated with west-northwest trending faults, and the mineralization at Manantial is thought to be associated with the intersection of the structures.

Volcanic rocks constitute the main bedrock type of the area. These rocks are in the order of 400 meters thick in the project area and are overlain by or may grade laterally into the fine tuffs, tuffaceous sandstones and conglomerates of the Middle to Upper Jurassic age. The currently known epithermal prospects within the area are hosted in these rock formations.

Mineralization at Manantial is hosted in three main veins: the Maria Vein, Karina/Union Vein and Concepcion Vein. The majority of the mineralization outlined to date is in the Maria Vein. The vein is a thick multiphase silica vein exposed on surface for more than 1.0 kilometer and has been intersected at a depth of up to 275 meters. This vein is up to 40 meters thick on surface and averages 8 meters in thickness, with the true width ranging from 0.63 meters to 20 meters, with an average true width of 7.8 meters. The vein is open to the east and at depth.

The Maria Vein exhibits two quartz textures, older quartz which may also contain grey silica, amethyst and vuggy quartz, and younger sulphide-rich vein quartz breccia that often crosscuts the earlier vein and carries fragments of it. Sulphide content is low and is primarily 3-5 percent pyrite. Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed.

Gold occurs as electrum inclusions contained in pyrite. Very minor visible gold in the 200-micron size has been observed in drill core along goethite-coated fractures. The silver occurs as electrum along with minor amounts of argentite, acanthite, sulfosalts, and prousite-pyrargerite.

The Karina/Union Vein is exposed on surface for a distance of 850 meters and has been drilled to a depth of 150 meters. The host rocks, alteration and mineralogy of the vein is similar to the Maria Vein.

The Concepcion Vein is a single quartz vein mineralized over a distance of 300- meters. Mineralization is open at depth and at both ends. The host rocks, mineralogy and alteration are similar to the other veins on the property.

Resource Estimates

As of the date of this report, the Manantial Espejo Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Three veins: Maria, Karina/Union, and Concepcion, have been investigated in sufficient detail to enable a resource to be estimated by PAH in reports dated April 6, 2001, June 27, 2001, July 17, 2001 and July 27, 2001. In PAH’s opinion, the Mineral Resource set out below has been prepared according to accepted industry standards using accepted practices, and that the work completed has been both thorough and as accurate as possible given the available database. It is also PAH’s opinion that the classification of Measured, Indicated and Inferred Mineral Resources as estimated herein, meet the definitions of Measured, Indicated, and Inferred Mineral Resources as stated by Canadian National Instrument 43-101 and defined by the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 7 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 7
Silver Standard Resources Inc.
Manantial Espejo Property
Measured and Indicated Mineral Resource Estimate
(165 g/t Silver - Equivalent Cutoff Grade - Cutoff Ratio is 55:1 Silver:Gold)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Measured & Indicated	4,391,000	263.8	4.51

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 8 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 8
Silver Standard Resources Inc.
Manantial Espejo Property
Inferred Mineral Resource Estimate
(165 g/t Silver - Equivalent Cutoff Grade - Cutoff Ratio is 55:1 Silver:Gold)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred	1,594,000	258.5	3.65

PirquitasProject

Location, Access and Infrastructure

Our 43.4% owned Pirquitas Project is a polymetallic (silver, tin, and zinc) deposit situated in the Puna de Atacama of northwestern Argentina, in the Province of Jujuy. The project site is located approximately 355 km northwest of the city of San Salvador de Jujuy. Access to the site is on public roads. The project is located in mountainous terrain with elevations ranging from 4,100 to 4,400 meters above mean sea level. There are no nearby power lines or telecommunication lines. See the following Pirquitas Project, Location Map.

ARGENTINA
BOLIVIA
PIRQUITAS PROJECT
PARAGUAY
BRAZIL
URUGUAY
CHILE
Pacific
Ocean
Atlantic
Ocean
Jujuy
Salta
Salta
Formosa
Tucuman
Chaco
Catamarca
Santiago Del Estero
Misiones
Corrientes
La Rioja
Santa Fe
Cordoba
Cordoba
Entre Rios
Santa Fe
Rosario
San Juan
San Luis
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Chubut
Comodoro Rivadavia
Santa Cruz
Gobernador Gregores
Puerto San Julian
Rio Gallegos
0 100 200 300
KILOMETRES
Silver Standard
RESOURCES INC.
PIRQUITAS PROJECT
ARGENTINA
LOCATON MAP
NOV. 2002
SCALE: AS SHOWN

Land Tenure

The Pirquitas Project consists of 47 mineral concessions covering a total of 3,841 hectares. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government.

The Pirquitas Project also includes surface rights covering an area of approximately 7,498 hectares, which can be used for purposes such as housing, infrastructure facilities, processing plants, waste and tailing disposal sites, and other facilities to support mining operations.

History

Pirquitas is the largest historical producer of tin and silver in Argentina. The following is a chronological description of mining on the Pirquitas Project:

1932-1935	Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

1935-1990	The source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started in 1935. Twelve mines operated in the area and it was often found that mineralization from one mine would turn out to be the same zone as in another, leading to the eventual interconnecting of the mines. The largest mines were San Miguel, Chocaya, Llallagua, and Potosí. Reported total production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems.

1995-2002	Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground.

Geology and Mineralization

Geology in northwestern Argentina is divided into three subparallel north by northeasterly-oriented structural belts: the Sub-Andean Range, the Eastern Cordillera, and the Puna, in which Pirquitas is located. These belts are defined by differences in mineral deposits, tectonic activity, and rock types.

The Sub-Andean Range is approximately 110 kilometers wide, with elevations ranging from 300 to 2,500 meters. This belt is mostly void of known mineral deposits, and is characterized by thick sequences of sedimentary rocks that have large open folds. The rocks range from Proterozoic to Recent, have no sign of volcanic activity and very little intrusive activity.

The Eastern Cordillera is 70 to 130 kilometers wide, with elevations ranging from 1,300 to 6,200 meters. Mineral deposits are mostly base metals. This belt contains granites intruding sedimentary rocks. Regional high angle reverse faulting and associated uplift are present, separating it from the Sub-Andean Range to the east.

The Puna is 90 to 240 kilometers wide, with elevations ranging from 3,900 to 6,700 meters. Mineral deposits are dominated by base and precious metals but sulfur and borax deposits also exist. Proterozoic rocks are dominant and include interbedded sandstone and shale. Pirquitas mineralization is located in the latter unit.

Mineralization is controlled by the dominant structural fabric and, to a lesser extent, by the permeability and porosity characteristics of the host rocks. Silver, tin, and zinc are spatially associated in a broad sense, but locally, the relationship is tenuous; there are veinlets with only one, all three, or any combination of the three metals. There are also veinlets devoid of any silver, tin, and zinc.

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

Zinc mineralization has an inverted bowl-shaped geometry with a weakly to unmineralized core. Higher-grade zones also seem to trend east-southeast, but these merge into broad zones toward the west end of San Miguel. These broad zones of higher-grade mineralization are open-ended. Underground, veinlet mineralization occurs in a similar fashion to the silver and tin, but high-grade zinc is not confined to the narrow veinlets.

Resource Estimates

As of the date of this report, the Pirquitas Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Mine Development Associates of Reno, Nevada completed the following resource estimate for the Pirquitas Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated May 16, 2003.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 9 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 9
Silver Standard Resources Inc.
Pirquitas Project
Measured and Indicated Mineral Resource Estimate - In Situ Resource
(Diluted Resource, All Metals, Based on Silver Cutoff of 30 g/t Silver)

Classification	Tonnes	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)
Measured & Indicated	33,765,000	139	0.15	0.56

In addition to these in situ resource, Mine Development Associates also reported that the Winters Company, an independent consulting firm reported that recent sampling and metallurgical test work completed by Sunshine Argentina has enabled the jig tailings to be classified as Measured and Indicated.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 10 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 10
Silver Standard Resources Inc.
Pirquitas Project
Measured and Indicated Mineral Resource Estimate - Jig Tails

Classification	Tonnes	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)
Measured & Indicated	593,000	234	0.37	0.127

Shafter Silver Project

Location, Access and Infrastructure

The Shafter Silver Project is located in south central Presidio County, in southwestern Texas, at latitude 29°30' north and longitude 104°20’ west. The town of Shafter, at the eastern border of the district, is 44 miles south of Marfa, and 21 miles northeast of Presidio on the Mexico border, at the northeast border of the Mexican State of Chihuahua. The Big Bend National Park is about 60 miles to the southeast of Shafter. Access to the property is by paved roads from El Paso via Marfa. The closest major airport is at El Paso. See the following Shafter Silver Project Location Map.

Land Tenure

The Shafter Silver Project is on private land in the State of Texas, other than a narrow strip of land leased from the state. We control approximately 3,500 acres of private land on and around the mine sites. We also control, via a lease option taken out in April 1998 by Rio Grande Mining Company (“Rio Grande”), now our indirect subsidiary, a contiguous 16,000-acre tract of private ranch land (single owner), which includes the Red Hills copper-molybdenum deposit and several miles of land on-trend between Shafter and Red Hills. This lease option includes the right to purchase significant portions of the tract.

History

The mineralized areas in the Shafter district were first explored in 1880 by John Spencer, and his Mexican workers. It is thought that some old workings near the Perry Mine may date back to early prospecting by Spanish explorers. The first official mining company was the Presidio Mining Company organized in 1881. The following is a chronological description of mineral exploration in the Shafter district:

1883-1926	Production began from the Mina Grande deposit in 1883 but was not profitable until 1888. Ore was mined continually from 1883 until 1913, with ore generally averaging 20 to 30 ounces silver per ton, with annual mine output about 20,000 tons per year. A cyanide mill was built in 1913, and mine output increased to 84,000 tons per year through to 1926, but grade decreased to 17 ounces silver per ton.

1926-1942	In 1926, the property was transferred to American Metal Co. of Texas and annual production decreased to 50,000 tons at a grade of over 20 ounces silver per ton. Production continued through to 1940 except for a period in 1930 — 1934 when the price of silver dropped. The mine was closed in August 1942 by the War Act. From 1883 to 1942, total recorded production from the property was 2.306 million tons of ore containing 35.153 million ounces of silver at an average grade of 15.24 ounces silver per ton.

1950's	After World War II, the district was quiet until Phelps Dodge commenced evaluation of the Red Hills intrusive 5 miles west of Presidio when the copper price increased in the 1950s.

1970's	Duval Corporation drilled approximately 80 holes into the Red Hills intrusive and outlined an area of copper-molybdenum mineralization. Duval also undertook a regional exploration program involving geochemical and geophysical surveys to search for other mineralized zones.

1977-1982	In 1977, Gold Fields Mining Company (“Gold Fields”) acquired the property from Cyprus Amax, (the parent company of American Metals Co. of Texas). From 1977 to 1982, Gold Fields spent over $20 million on exploration and development work in the Shafter silver district. Through a systematic surface-drilling program, Gold Fields identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This extension to the east, northeast from the old Presidio Mine, is now known as the Shafter deposit. Gold Fields abandoned the project after the silver price decline in the early 1980‘s.

2000-2002	Since our acquisition of the project, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production.

Amarillo
Lubbock
Dallas
Ft. Worth
El Paso
20
TEXAS
Ft. Stockton
45
10
Presidio
San Antonio
10
Houston
Mexico
Corpus Christi
Gulf of Mexico
SHAFTER PROPERTY
Silver Standard RESOURCES INC.
SHAFTER SILVER PROJECT
LOCATION MAP
DATE: OCT. 2000
TEXAS

Geology and Mineralization

Many of the world’s largest carbonate-hosted silver-lead-zinc deposits occur in northern Mexico, and some have been in production since the 1600‘s. These deposits occur in thick Jurassic age to Cretaceous age sedimentary depressions overlying older Paleozoic age rocks. The regional geology in the area of south western Texas is similar to that described above with a thick Jurassic-Cretaceous age sedimentary depression overlying the older Paleozoic age basement rocks. Thick carbonate sequences extend over 1,600 kilometers in length from southeastern Arizona and southern New Mexico, through northern Mexico and southwestern Texas. The carbonate formations often exceed 3,000 meters in thickness, and consist of continuous sections of limestone with minor dolomite. The silver-lead-zinc deposits in these areas are referred to as “carbonate-hosted deposits” because of their irregular but sharp contact with their enclosing carbonate host rocks.

The mineral deposits in the Shafter Mining District occur in the upper units of the Permian age limestone, mainly as replacement bodies. The mineralization took place after the intrusion of dikes and sills of Tertiary age. The ore minerals have all had some oxidation and much of the silver is in argentite and cerargyrite. There is little evidence in the Shafter Mining District to indicate the source of the mineralizing solutions that formed the silver-lead-zinc deposits. No evidence of contact metamorphism has been noted, and this may indicate that the mineralizing solutions have travelled some distance, either horizontally or vertically through the carbonate rocks.

Mineralogy is fairly consistent within the whole district. Locally at the Presidio Deposit the principal silver minerals are argentite and minor native silver. Other minerals are quartz, calcite, goethite, and some dolomite, hemimorphite, willemite, galena and sphalerite. Secondary minerals are cerusite, goethite and hematite. The Shafter deposit is an eastward extension of the previously mined Presidio Deposit.

Resource Estimates

As of the date of this report, the Shafter Silver Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

PAH developed a three-dimensional computerized model of the Shafter silver deposit that was used in the development of the geologic resource estimate. PAH’s estimated geologic resource includes all material in the model without regard to mineability. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per tonne applied to all material. PAH, in a report dated April 10, 2001, believes that the classification of the resources meets the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 11 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 11
Silver Standard Resources Inc.
Shafter Silver Project
Measured and Indicated Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tonnes	Silver Grade (oz/ton)
Measured & Indicated	2,085,000	10.06

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 12 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 12 Silver Standard Resources Inc.
Shafter Silver Project
Inferred Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tonnes	Silver Grade (oz/ton)
Inferred	1,572,000	12.83

Secondary Properties

Diablillos Project

The Diablillos silver-gold project is located on the Puna Plateau in the province of Salta in northwestern Argentina near its border with Chile. The property consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by road. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government.

The silver-dominant mineralization at Diablillos is hosted by a high sulphidation epithermal system in volcanic rocks. The mineralization is largely confined between two northeast-striking faults approximately 1,300 feet (400 metres) apart.

Silver mineralization in the Oculto deposit (the main area of mineralization) occurs as native silver, chloragerite and matildite. As mineralization is both oxide and sulphide, recoveries in heap leach tests were sufficiently low to recommend milling as the optimal method of recovery.

Much of the recent work on the Oculto deposit at Diablillos was completed by Barrick Gold Corporation. The Oculto deposit is defined by 17 diamond drill holes totalling 3,010 metres and 79 reverse circulation holes totalling 19,114 metres. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes.

As of the date of this report, the Diablillos Property is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Mine Development Associates of Reno, Nevada completed the following resource estimate for the Oculto deposit in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated August 3, 2001.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 13 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 13
Silver Standard Resources Inc.
Diablillos Property
Inferred Mineral Resource Estimate
(42 g/t Silver Cutoff Grade 0.7 g/t Gold Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred*	41,979,000	69.5
Inferred*	24,883,000		1.02

*   overlapping mineralized zones.

Challacollo Project

The Challacollo project is located 130 kilometres southeast of Iquique and 15 kilometres east of the Pan American Highway at an elevation is 4,900 feet (1,500 meters) above sea level in the Region of Tarapaca in northern Chile and covers an area of approximately 14.5 square mile (37.5 square kilometres).

The Challacollo deposit consists of four main north-south trending veins. The principal vein, Lolon is 2,000 metres in length and has historically been prospected and developed along 700 metres. Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 metres in width and crosscuts volcanic rocks. During the 1990‘s, 22 holes, along with significant underground sampling was undertaken by various exploration groups.

In late 2001 and early 2002, we completed an extensive sampling program of the underground workings at 25 metre intervals comprised of over 1,000 samples and a seven hole, 746-metre drill program which tested approximately 600 metres of strike length of the Lolon vein that extends on surface for 2,000 metres.

As of the date of this report, the Challacollo Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

San Marcial Silver Project

The San Marcial silver project is located in Sinaloa State, Mexico 56 miles (90 kilometres) due east of Mazatlan in west central Mexico and is comprised of two claims covering an area of 4.8 square mile (1,250 hectare). In order to maintain our rights to these concessions we are required to make “canon” payments to the Mexican government. In March of 2002, we completed an eight hole, 1,204 meter drill program to test the area of known mineralization on the San Marcial vein.

As of the date of this report, the San Marcial Silver Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Silvertip Property

The Silvertip Property is located in northern British Columbia approximately 85 km (50 miles) south of Watson Lake, Yukon Territory. We have not carried out any work on the Silvertip Property since our acquisition of the property. See the following Silvertip Property Location Map.

As of the date of this report, the Silvertip Property is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Imperial Metals Corporation, the parent company of the former owner of the Silvertip Property, prepared the following resource estimate for the property in accordance with NI 43-101.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

Table 14 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 14
Silver Standard Resources Inc.
Silvertip Project
Indicated Mineral Resource Estimate
(0 g/t Ag Cutoff Grade)

Classification	Tonnes Million	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Indicated	1.12	378	7.7	9.5	0.85

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 15 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 15
Silver Standard Resources Inc.
Silvertip Project
Inferred Mineral Resource Estimate
(0 g/t Ag Cutoff Grade)

Classification	Tonnes Million	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Indicated	1.45	284	5.4	8.3	0.46

Long-Term Properties

Candelaria Mine

Location, Access and Infrastructure

The Candelaria mine is located in the Candelaria Hills in west central Nevada approximately 55 miles south of Hawthorne, Nevada and approximately five miles west of Highway 95, which connects Reno, Nevada to Las Vegas, Nevada. Access to the property is by paved road from Highway 95. The mine site is connected to the local power grid and has water wells and pumping equipment in place. See the following Candelaria Mine Location Map.

NEVADA
Winnemucca
Elko
80
93
CANDELARIA MINE
Reno
Fallon
50
Carson City
Ely
95
Hawthorne
6
Mina
Tonopah
Beatty
95
Las Vegas
0 20 40 60 80
MILES

SILVER STANDARD RESOURCES INC.

Mineral & Esmeralda, Counties
Nevada, U.S.A.

CANDELARIA MINE
LOCATION MAP

FEB. 2000	SCALE: AS SHOWN	FIGURE 1	LOC-MAP.DWG

History

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high grade veins in 1864. From then until 1954, the property produced 22 million ounces of silver. The property was acquired by Occidental Minerals and later Nerco Minerals, who built the present processing facility and operated the mine from 1980 until 1989. During that time they produced over 33 million ounces of silver. Kinross Candelaria Mining Company, an indirect wholly owned subsidiary of Kinross Gold Corporation, (“Kinross”) purchased the property in 1994 and operated the mine until January 1999. Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Geology

Mineralization within the district is confined to the Candelaria Shear. High grade veins form along contacts of intrusive dikes within the host volcanics. Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone. The main ore bodies vary in width from 80 to 120 feet averaging 3.5 to 4.1 ounces of silver per ton.

Reclamation

Reclamation of the site has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We have completed an environmental audit of the property. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. See Item 4.B — “Business Overview”.

As of the date of this report, the Candelaria Mine is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Sulphurets Project

The Sulphurets Project is located in the Coast Range Mountains of northwestern British Columbia approximately 900 kilometers north of Vancouver and 240 kilometers north of the town of Prince Rupert. Latitude and longitude are 56 degrees 29 minutes north and 129 degrees 13 minutes west, respectively.

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

The towns of Terrace and Smithers are located in the same general region as the Sulphurets Project. Both are directly accessible by daily air service from Vancouver. Stewart has good road access but does not have scheduled air service.

The Sulphurets Project consists of 28 recorded claims covering an area of 2,968 hectares. The claims are in good standing until 2010 and, thereafter, can be maintained in good standing by carrying out additional work on the property or paying a fee to the Government of British Columbia. The area encompassing the Sulphurets property has been intermittently explored for precious and base metals for more than 100 years.

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

We have not carried out any exploration work on the property since we acquired it in 1999.

As of the date of this report, the Sulphurets Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Office Space

Until March 2003, we leased, along with Repadre Capital Corporation (now known as IAMGold Corporation) (“Repadre”), 3969 square feet of office space in Vancouver, British Columbia at 1180 – 999 West Hastings Street, Vancouver, British Columbia under the terms of a lease which expired March 31, 2003. Our share of the rent for the office space was $6,194 per month. Following March 2003, we assumed responsibility for the lease of the entire office space and entered into a further lease for the premises expiring March 31, 2008 with monthly rent of $9,700. The property is used as our head office.

In April 1999, Repadre acquired Golden Knight Resources Inc. (“Golden Knight”), a mining company whose shares were listed on the Toronto Stock Exchange. Prior to Golden Knight’s acquisition by Repadre, we shared office space with Golden Knight and had two common directors, Robert Quartermain, who was President and CEO of Golden Knight, and Gordon Davis. Following the acquisition of Golden Knight, Repadre continued to pay for Golden Knight’s share of the leased premises until March 2003 and Robert Quartermain was appointed a director of Repadre. See Item 6D. – “Employees”.

Item 5      Operating and Financial Review and Prospects

A.    Operating Results

Management’s discussion and analysis is presented in relation to our financial statements, which statements are prepared in accordance with Canadian GAAP. Reference should be made to note 19 to our financial statements for a discussion of material differences from the amount presented to U.S. GAAP.

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

Exploration and mineral property costs:	2002	2001	2000
Property examination and exploration	$ 279,000	$ 107,000	$ 174,000
Mineral property costs written off	53,000	1,744,000	68,000
Reclamation	420,000	201,000	329,000
	$ 752,000	$ 2,052,000	$ 571,000

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

At December 31, 2002, we had accrued $843,000 relating to our various reclamation obligations. Of this amount, $357,000 related to the Duthie property, $240,000 related to the Silver Standard Mine property and 112,000 related to the Silvertip property in British Columbia and $89,000 related to the Candelaria Mine property in Nevada, with the balance relating to our other properties. The Duthie property and Silver Standard Mine property accruals were charged to earnings in 1995 and 1996. The Candelaria Mine property accrual was established in 2002. The Diablillos property and Silvertip property accruals were established in conjunction with their acquisition in 2001 and 2002, respectively. The accruals cover monitoring costs.

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

At December 31, 2001, we had accrued $503,000 relating to our various reclamation obligations. Of this amount, $250,000 related to the Duthie property and $250,000 related to the Silver Standard Mine property in British Columbia and $3,000 related to the Diablillos property in Argentina. The Duthie property and Silver Standard Mine property accruals were charged to earnings in 1995 and 1996. The Diablillos property accrual was established in conjunction with its acquisition in 2001. The accruals cover monitoring costs.

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

In December 2002, we completed a private placement of 550,000 units at a price of US $4.05 per unit for gross proceeds of US $2,227,500. Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant exercisable for a period of two years at a price of US $5.05 per share. The common shares, the common share purchase warrants and the common shares deliverable upon exercise of any of the warrants have not been and will not be registered under U.S. Securities Exchange Act of 1933, as amended and, subject to certain exceptions, may not be offered or sold within the United States.

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

Acquisitions and Disposals

See Item 4.A – “General Background”.

Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.-"Risk Factors".

Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

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

Table No. 16
Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age

R.E. Gordon Davis (1) (2) (3)	Director	February 1996	64
David L. Johnston (2)	Director	May 2000	63
William Meyer (1) (2) (3)	Director	March 1993	65
Robert A. Quartermain (1) (2)	President and director	January 1985	48
Catherine McLeod-Seltzer (2)(3)	Director	January 1, 2002	43
Linda J. Sue	Corporate Secretary	November 1985	48
Ross A. Mitchell	Vice President, Finance	January 1996	55
Kenneth C. McNaughton	Vice President, Exploration	July 1991	44
Joseph J. Ovsenek	Senior Vice President	February 1, 2003	44

(1)    Member of the Audit Committee (we expect to appoint an additional member to the Audit Committee shortly)

(2)    Resident of Canada

(3)    Member of the Compensation Committee

Resumes

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

Robert A. Quartermain

Mr.     Quartermain is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain devotes approximately 95% of his time to our business. The remainder of Mr. Quartermain’s time is divided equally between Canplats Resources Corporation (“Canplats”) and Radiant Resources Inc., formerly known as Pacific Sapphire Company Ltd., (“Radiant”). We have employed Mr. Quartermain in this capacity since January 1985 and have entered into an employment agreement with him. See “Executive Compensation – Employment Agreements

Mr.     Quartermain graduated in 1977 from University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with a M.Sc. in mineral exploration. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president of the Company in 1985. Mr. Quartermain serves as a director and officer of Radiant and as a director of Canplats, IAMGold Corporation (formerly Repadre Capital Corporation), Western Silver Corporation (formerly Western Copper Holdings Ltd.), Vista Gold Corporation, Paso Rico Resources Ltd. and Reliant Ventures Ltd.

R.E.  Gordon Davis

Mr.     Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been the President and a director of Canplats since March 2000, a mineral resource exploration company whose shares are listed on the TSX Venture Exchange.

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

Linda J. Sue

Ms.     Sue devotes approximately 90% of her time to our business, with the remainder of her time split between Canplats and Radiant. Ms. Sue has been employed by us since 1981. Her responsibilities include management of our land titles system.

Ross A. Mitchell

Mr.     Mitchell devotes approximately 90% of his time to our business, with the remainder of his time split between Canplats and Radiant. Prior to his appointment in 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. He earned a B. Comm. from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Kenneth C. McNaughton

Mr.     McNaughton devotes approximately 75% of his time to our business, with the remainder of his time allocated to Canplats. Mr. McNaughton is a professional engineer and earned a B.A.Sc. and M.A.Sc. in geological engineering in 1981 and 1983, respectively, from the University of Windsor. Before joining Silver Standard, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Joseph J. Ovsenek

Mr.     Ovsenek devotes 100% of his time to our business. Mr. Ovsenek has served in this capacity since February 2003. Mr. Ovsenek is a professional engineer and graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws Degree in 1989. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors.

There are no family relationships among the members of our board of directors or the members of our senior management.

B.    Compensation

We have no formal plan for compensating our directors for their services in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

Compensation of Named Executive Officer

We currently have one named executive officer, Robert Quartermain (the “Named Executive Officer”). The following table sets out the compensation awarded, paid to or earned by our Named Executive Officer during the fiscal year ended December 31, 2002:

Table No. 17
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

Table No. 18
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

The following table sets out details of all exercises of stock options during the year ended December 31, 2002 by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis:

Table No. 19
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

Executive Benefits

We have not instituted any pension plans or retirement benefit plans, other than a group RRSP, and none are proposed at this time. Other than as disclosed in this Annual Report, we have not paid any additional compensation to our directors and senior officers for the fiscal year ended December 31, 2002.

Employment Agreements

We engaged Robert A. Quartermain to act as our chief executive officer under an agreement dated July 1, 2000. The agreement provides for Mr. Quartermain to receive a base salary of $10,000 per month for a period of two and one-half years to be renewed for further one-year terms on agreement between the parties. Mr. Quartermain must devote at least 20 days per month in performance of his duties and responsibilities with any additional time compensated at a rate of $500 per day or equivalent time off. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to $250,000. Effective June 1, 2002, we increased Mr. Quartermain’s base salary to $12,500 per month.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group and to directors who are not executive officers as a group are set out below as of December 31, 2002. The exercise price of the stock options is stated in Canadian dollars.

Table No. 20
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

In addition, as at December 31, 2002, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 21
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date

	362,000	$2.32	June 25, 2003
	747,360	$3.00	October 29, 2003
	4,147,249	$4.80	May 10, 2004
	302,500	US $5.05	December 18, 2004

Total:	5,559,109

C.    Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for May 14, 2003.

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

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our chief executive officer (see Item 6.B – “Compensation”).

D.    Employees

We had nine full and three part-time employees as at December 31, 2002, including the members of senior management, three of whom, one full time and two part time, were involved in shareholder and investor communications, three of whom were responsible for project exploration, three of whom carried out our management and executive functions and three of whom, two full time and one part time, provided administrative support. We had 12 (nine full and three part-time) and 13 (nine full time and four part time) employees, including the members of senior management, as at December 31, 2001 and December 31, 2000, respectively.

E.    Share Ownership

The following table sets out, as of March 31, 2003 the number of our common shares beneficially owned by the Named Executive Officer, whom, to our knowledge, possesses sole voting and investment power with respect to the shares shown.

Table No. 22
Named Executive Officer Share Ownership

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

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officer are set out below as of March 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

Table No. 23
Named Executive Officer Stock Options

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

On December 31, 2002, the shareholders’ list for our common stock showed 3,024 registered shareholders and 39,190,887 shares outstanding. 965 of these registered shareholders were U.S. residents, owning 16,195,513 shares representing 41.32% of our issued and outstanding shares.

B.    Related Party Transactions

Since January 1, 2002, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

On March 27, 2002, we acquired from Repadre Capital all of Repadre Capital’s interest in the net smelter returns royalty granted to Repadre Capital by Minera Triton equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project. The purchase price for the royalty interest was US $200,000. Robert Quartermain, President and a director, is also a director of Repadre Capital. The acquisition price for the royalty interest was approved by Pan American, which is at arm’s length to Silver Standard and Repadre Capital (see Item 4.B – “Business Overview”).

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

Item 8      Financial Information

A.    Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (Cdn$) and are prepared in Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 19 to the financial statements.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditor's Report, dated February 21, 2003.

(b)	Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 (in Canadian Dollars).

(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 (in Canadian Dollars).

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

Item 9      The Offer and Listing

A.    Offer and Listing Details

Our common stock is listed on the TSX Venture Exchange (the “TSX”) (formerly known as the Canadian Venture Exchange Inc., the successor exchange resulting from the merger of the Vancouver Stock Exchange and Alberta Stock Exchange effective November 29, 1999) in Toronto, Ontario, Canada, having the trading symbol “SSO” and CUSIP #82823L-10-6 and is quoted on Nasdaq SmallCap Market with the symbol “SSRI”. Our common stock commenced trading on the Vancouver Stock Exchange in 1947 and was first quoted on Nasdaq SmallCap Market on August 1, 1996.

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003; and (c) each month for the past six months.

Table No. 24
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$‘s)

Fiscal Year Ended	High	Low

December 31, 2002	$11.90	$3.45
December 31, 2001	$4.30	$1.87
December 31, 2000	$2.95	$1.50
December 31, 1999	$2.90	$1.25
December 31, 1998	$8.00	$1.01

Table No. 25
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

Table No. 27
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

Table No. 29
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

See the first paragraph of this Item 9.

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

B.    Memorandum and Articles of Association

Incorporation

We were incorporated in British Columbia, Canada, under Certificate of Incorporation number 21492 on December 11, 1946. We do not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set out in our Articles which were adopted and filed July 12, 1979. They provide:

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

1.

Notice of exercise of option dated March 30, 2001 delivered by Silver Standard to Kinross exercising the option to acquire the Candelaria Mine on amended terms. See Item 4.B – “Business Overview” under the heading “Candelaria Mine” for a description of the notice of exercise of option.

2.

Purchase agreement dated April 30, 2001 between Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, and Silver Standard. See Item 4.B – “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

3.

Letter agreement dated May 4, 2001 between Black Hawk Mining Inc. and Silver Standard. See Item 4.B – “Business Overview” under the headings “Manantial Espejo Project” and “Newhawk Arrangement” for a description of the purchase agreement.

4.

Option agreement dated August 7, 2001 between Imperial Granite and Minerals Pty Ltd. and Silver Standard. See Item 4.B – “Business Overview” under the heading “Bluey’s Silver Prospect” for a description of the option agreement.

5.

Purchase agreement dated August 31, 2001 between Black Hawk Mining Inc. and Silver Standard. See Item 4.B – “Business Overview” under the headings “Manantial Espejo Project” and “Newhawk Arrangement” for a description of the purchase agreement.

6.

Finder’s fee agreement dated May 9, 2001 between Silver Standard and Global in respect of the private placement of 351,000 units of Silver Standard. Under the finder’s fee agreement, Silver Standard issued 24,570 units to Global in consideration of services provided in respect of such private placement. See Item 5.B – “Liquidity and Capital Resources” under the heading “2001 Private Placements”.

7.

Purchase agreement dated October 1, 2001 between Kinross Gold U.S.A., Inc and Silver Standard. See Item 4.B – “Business Overview” under the heading “Candelaria Mine” for a description of the purchase agreement.

8.

Option agreement dated November 16, 2001 between Sociedad Contractual Minera Septentrion and Silver Standard. See Item 4.B – “Business Overview” under the heading “Challacollo Project” for a description of the option agreement.

9.

Option agreement dated November 22, 2001 between Sean Morriss and Silver Standard. See Item 4.B – “Business Overview” under the heading “Newhawk Gold Mines Ltd.” for a description of the option agreement.

10.

Finder’s fee agreement dated October 15, 2001 between Silver Standard and Global in respect of the private placement of 578,350 units of Silver Standard. Under the finder’s fee agreement, Silver Standard issued 34,700 units to Global in consideration of services provided in respect of such private placement. See Item 5.B – “Liquidity and Capital Resources” under the heading “2001 Private Placements”.

11.

Purchase agreement dated November 1, 2001 among Pacific Rim Mining Corp., Pac Rim Cayman, Pac Rim Caribe III, Silver Standard (BVI) Inc. and Silver Standard. See Item 4.B – “Business Overview” under the heading “Diablillos Property” for a description of the purchase agreement.

12.

Option agreement dated January 23, 2002 between Gold-Ore Resources Ltd. and Silver Standard. See Item 4.B – “Business Overview” under the heading “San Marcial Silver Project” for a description of the option agreement.

13.	Purchase agreement dated March 27, 2002 between Triton Mining Corporation and Silver Standard. See Item 4.B under the heading “Manantial Espejo Project” for a description of the purchase agreement.

14.

Sale agreement dated March 27, 2002 between Pan American Silver Corp. and Silver Standard. See Item 4.B – “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

15.

Joint venture agreement dated March 27, 2002 between Pan American Silver Corp. and Silver Standard. See Item 4.B – “Business Overview” under the heading “Manantial Espejo Project” for a description of the joint venture agreement.

16.

Royalty purchase agreement dated March 27, 2002 between Repadre Capital Corporation and Silver Standard. See Item 4.B – “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

17.

Finder’s fee agreement dated May 1, 2002 between Silver Standard and Global in respect of the private placement of 1,152,000 units of Silver Standard. Under the finder’s fee agreement, Silver Standard issued 80,640 units to Global in consideration of services provided in respect of such private placement. Item 5.B – “Liquidity and Capital Resources” under the heading “Events in 2002 — Private Placement”.

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

20.

Royalty purchase agreement dated December 2, 2002 between Pan American Silver Corporation and Silver Standard. See Item 4.B – “Business Overview” under the heading “Manantial Espejo Project” for a description of the purchase agreement.

21.

Purchase agreement dated November 27, 2002 among Imperial Metals Corporation, Silvertip Mining Corporation and Silver Standard. See Item 4.B under the heading “Silvertip Property” for a description of the purchase agreement.

D.	Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10 E, Taxation”.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Silver Standard and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2000 WTO Review Threshold is C$192,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of Silver Standard by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If our business is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Silver Standard, is reviewable if the value of our assets is then C$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of our assets is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Silver Standard, and the value of our assets and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Silver Standard forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of C$192,000,000 (in 2000) for a WTO investor or a threshold of C$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of our shares.

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

The Company recommends security holders seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The Company recommends security holders seek the advice of their own Canadian and U.S. tax advisors.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The Company recommends holders and prospective holders of common shares of the Company consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

H.    Documents on Display

Any of the documents referred to above can be viewed at our registered office, which is located at Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, Canada. All of these documents are in English.

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

The financial statements and notes thereto as required under Item 17 are attached to this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers LLP is included in this Annual Report immediately preceding the financial statements.

Item 18      Financial Statements

Not applicable.

Item 19      Exhibits

All Financial Statements and Exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

A.    Financial Statements

B.    Exhibits

Exhibit Number	Description
1.1

Memorandum, Articles and Certificate of Incorporation incorporated by reference from Exhibit 1.1 to Registration Statement under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on July 13, 1995.

12.1	Certification of President As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1

Consent of Pincock, Allen & Holt, a division of Hart Crowser Inc. incorporated by reference from Exhibit 23.3 to our Registration Statement under the Securities Act of 1933 on Amendment No. 5 to Form F-3, Registration No. 333-102757 filed on April 21, 2004

14.2

Consent of Mine Development Associates incorporated by reference from Exhibit 23.4 to our Registration Statement under the Securities Act of 1933 on Amendment No. 5 to Form F-3, Registration No. 333-102757 filed on April 21, 2004

14.3

Consent of PricewaterhouseCoopers LLP incorporated by reference from Exhibit 23.1 to our Registration Statement under the Securities Act of 1933 on Amendment No. 5 to Form F-3, Registration No. 333-102757 filed on April 21, 2004

- 83/84 -

A.    Financial Statements

Silver Standard Resources Inc.

Consolidated Financial Statements
(An Exploration Stage Company)
December 31, 2002, 2001 and 2000
(expressed in thousands of Canadian dollars)

September 24, 2003

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

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada
February 21, 2003 (except as to note 19 which is as of September 24, 2003)

Comments by the Auditors for US Readers

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 19 as restated to the consolidated financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada
September 24, 2003

F-3a

Silver Standard Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31, 2002 and 2001

(expressed in thousands of Canadian dollars)

	2002 $	2001 $
Assets
Current assets
Cash and cash equivalents (note 15)	17,342	5,577
Marketable securities (notes 4 and 12(b))	313	--
Accounts receivable (note 12 (a))	409	209
Prepaid expenses	200	178

	18,264	5,964
Reclamation deposits (note 14)	70	110
Investments (note 4)	100	100
Mineral property costs (note 5)	56,230	39,136
Fixed assets (note 6)	84	89

	74,748	45,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	817	422
Current portion for reclamation (note 14)	142	--
Property acquisition payable (note 5(j))	772	--
Current portion of long-term debt (note 7)	103	22

	1,834	444
Provision for reclamation (note 14)	701	503
Long-term debt (note 7)	249	143
Mineral property payable (note 8)	--	3,326
Minority interest (note 5(k))	--	45

	2,784	4,461

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

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and 45,706 common shares (issued) of the company with a fair value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company is to make payments to the vendor of US$25,000 by August 13, 2002 (paid), US$25,000 by February 13, 2003 (paid), US$25,000 by August 13, 2003 and US$387,500 by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period. US$75,000 of this commitment is to be spent by August 13, 2003 and a further $150,000 by August 13, 2004.

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

i)

Under Canadian GAAP the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred.. When proven and probable reserves are determined for a property and a final feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144. Based on this guidance, for US GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred. (note 19(f)).

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (note 19(f)).

iii)

Under Canadian GAAP, before the introduction of CICA 1581 "Business Combinations", the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2002, short-term investments of $4,151,000 (2001 - $nil) would be excluded from cash equivalents for U.S. GAAP.

v)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. The company's interest in jointly controlled entities is reflected in the Pirquitas and Manantial Espejo mineral properties (note 5).

b)    Consolidated summarized balance sheets

	2002			2001

	(Restated - (f)			(Restated - (f)

	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $

Assets
Current assets (ii)	18,264	1,045	19,309	5,964	--	5,964
Mineral property
costs (i) and (iii)	56,230	(56,230)	0	39,136	(39,136)	0
Other assets (ii)	254	(100)	154	299	(100)	199

	74,748	(55,285)	19,463	45,399	(39,236)	6,163

Liabilities
Current liabilities	1,834	--	1,834	444	--	444
Other liabilities	950	--	950	4,017	10	4,027

	2,784	--	2,784	4,461	10	4,471

Shareholders'
Equity
Capital stock (iii)	99,658	169	99,827	66,434	169	66,603
Deficit (i) (ii)
and (iii)	(27,694)	(55,454)	(83,148)	(25,496)	(39,415)	(64,911)

	71,964	(55,285)	(16,679)	40,938	(39,246)	1,692

	74,748	(55,285)	(19,463)	45,399	(39,236)	6,163

c)     Consolidated statements of loss and deficit

	2002 $ (Restated - (f)	2001 $ (Restated - (f)	2000 $ (Restated - (f)

Loss in accordance with Canadian GAAP	2,198	3,377	1,705
Mineral property costs for the year (i)	17,147	13,675	4,139
Mineral property costs written off during the year (i)	(534)	(1,744)	(68)
Other	(10)	9	1

Loss in accordance with U.S. GAAP	19,282	15,317	5,777
Unrealized loss (gain) on available-for-sale
securities (ii)	(1,045)	--	13

Comprehensive loss	18,237	15,317	5,790

Basic and diluted loss per share	0.54	0.58	0.26

d)     Consolidated statements of cash flows

	2002 $ (Restated - (f)	2001 $ (Restated - (f)	2000 $ (Restated - (f)
Cash flows from operating activities
Per Canadian GAAP	(2,250)	(1,646)	(1,996)
Mineral property costs (i)	(7,963)	(4,591)	(2,623)

Per U.S. GAAP	(10,213)	(6,237)	(4,619)

Cash flows from investing activities
Per Canadian GAAP	(12,255)	(7,212)	(3,514)
Mineral property costs (i)	7,963	4,591	2,623

Per U.S. GAAP	(4,292)	(2,621)	(891)

e)	Impact of Recently Issued Accounting Standards

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The cumulative effect of the change through January 1, 2003 will result in an increase mineral property cost by $17,000 and reclamation expense by $21,000.

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

f)	Restatement

The company has restated the US GAAP information to write off capitalised mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (note 19(a)(i)) and the investment note 19(a)(ii). The effect of the restatement was to increase the US GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,281,000 (2001: from $5,526,000 to $15,317,000; and 2000: from $4,211,000 to $5,777,000) and to increase the US GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51 (2001: from $0.21 to $0.58; and 2000: from $0.19 to $0.26). The effect of the restatement was also to reduce the US GAAP shareholders' equity as at December 31, 2002 from $56,465,000 to $19,463,000 (2001: from $32,642,000 to $6,163,000).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc.
__________________________________
(Company)

By:

/s/ Robert A. Quartermain
________________________________
Robert A. Quartermain, President & Director

Date: May 17, 2004

Exhibit 12.1

CERTIFICATION
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert A. Quartermain, certify that:

1.	I have reviewed this annual report on Form 20-F of Silver Standard Resources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:   May 17, 2004

/s/ Robert A. Quartermain ____________________________ Robert A. Quartermain President

- 86/87 -

Exhibit 12.2

CERTIFICATION
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ross A. Mitchell, certify that:

1.	I have reviewed this annual report on Form 20-F of Silver Standard Resources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:   May 17, 2004

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance

- 88/89 -

Exhibit 13.1

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

Date: May 17, 2004

“Robert A. Quartermain”
Robert A. Quartermain
President

Exhibit 13.2

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

Date: May 17, 2004

“Ross A. Mitchell”
Ross A. Mitchell
Vice President, Finance