Form 20-F
SILVER STANDARD RESOURCES INC
filed 2004-05-21
CIK 921638

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
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2003
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
42,604,832
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
☑ Item 17 Item 18

- iii -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our operations and planned future acquisitions within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in its market. These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond our control. Some of the important risks and uncertainties that could effect forward looking statements as described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Descriptions of Properties” and “Operating and Financial Review and Prospects”.

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

dyke — a tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

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

massive—a geologic body more than 100 millimeters in thickness.

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

net smelter return – means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type ofroyalty provides cash flow that is free of any operating or capital costs and environmental liabilities.

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

- viii -

sericite — a fine-grained variety of mica occurring in small scales, especially in schists.

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

sulphide – a mineral compound characterized by the linkage of sulphur with a metal.

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

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

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

- ix -

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

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

B.    Advisers

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

		Year ended Dec 31, 2003	Year ended Dec 31, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31, 1999

1.	Revenues	Nil	Nil	Nil	Nil	Nil
2.	Loss for period*	$3,938	$2,198	$3,377	$1,705	$1,264
3.	Loss per common share*	$0.10	$0.06	$0.13	$0.08	$0.07
4.	Total assets	$85,213	$74,748	$45,399	$31,070	$26,655
5.	Long term obligations and redeemable preferred stock**	$75	$249	$143	$165	Nil
6.	Capital stock	$113,537	$99,510	$66,108	$52,078	$46,120
7.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.	Number of shares	$42,604,832	$39,190,887	$30,913,953	$24,266,458	$20,438,047

*    All of our operations are continuing.

**    No preferred stock has been issued.

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per and number of shares data)

		Year ended Dec 31, 2003 restated	Year ended Dec 31, 2002 restated	Year ended Dec 31, 2001 restated	Year ended Dec 31, 2000 restated	Year ended Dec 31, 1999 restated

1.	Revenues	Nil	Nil	Nil	Nil	$30
2.	Loss for period*	$14,099	$19,282	$15,317	$5,777	$8,672
3	Loss per common share*	$0.35	$0.54	$0.58	$0.26	$0.49
4	Total assets	$26,993	$19,463	$6,163	$3,765	$3,434
5.	Long term obligations and redeemable preferred stock**	$75	$249	$143	$165	Nil
6.	Capital stock	$113,706	$99,679	$66,603	$52,247	$46,289
7.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.	Number of shares	$42,604.832	$39,190,887	$30,913,953	$24,266,458	$20,438,047

*    All of our operations are continuing.

**    No preferred stock has been issued.

Reference should be made to note 18 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (Cdn$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close

Fiscal Year Ended December 31, 2003	1.40	1.58	1.29	1.29
Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended December 31, 2000	1.48	1.56	1.43	1.52
Fiscal Year Ended December 31, 1999	1.49	1.54	1.44	1.47

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	November	December	January	February	March	April

High	1.32	1.32	1.30	1.34	1.33	1.37
Low	1.31	1.31	1.29	1.32	1.32	1.30

On April 30, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.0 equals Cdn$1.37.

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

We maintain our bank accounts mainly in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carryout exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

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

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) and as a director of Canplats Resources Corporation, IAMGold Corporation (formerly Repadre Capital Corporation), Vista Gold Corporation, Paso Rico Resources Ltd., Esperanza Silver Corporation (formerly Reliant Ventures Ltd.) and Strathmore Minerals Corp. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

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

In June 2003, our wholly owned subsidiary Maverick Silver Inc. acquired from Vista Gold Corporation and Vista Nevada Corp. an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project. See Item 4.B — “Business Overview”.

In June 2003, we acquired from Northern Hemisphere Development Corp. and Aber Diamond Corporation a 100% interest in the Sunrise Lake deposit located in Canada’s Northwest Territories. See Item 4.B — “Business Overview”.

In August 2003, we exercised our option to acquire a 100% interest in the Challocollo project located in Region One of Northern Chile. See Item 4.B — “Business Overview”.

In October 2003, we announced a new silver discovery at our 100% owned La Pitarrilla property in Durango State, Mexico. See Item 4.B — “Business Overview”.

In February 2004, we exercised our option to acquire a 100% interest in the San Marcial Silver Project located in Mexico. See Item 4.B — “Business Overview”.

In March 2004, we acquired from Sociedad Minera Berenguela S.A. and Fossores Ltd. an option to acquire all of the silver resources contained in the Berenguela project in Peru and all of the data for the project. See Item 4.B — “Business Overview”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at December 31, 2003, other than where a different date is specified.

B.    Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

We are engaged in the exploration of silver properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States and the acquisition of silver properties, if warranted, throughout the world. We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. For further information, see Item 3.D – “Risk Factors”.

We have five principal mineral property interests: (1) a 50% interest in the Manantial Espejo Project in the Province of Santa Cruz, Argentina, (2) the Bowdens Silver Project in the Mudgee District of Australia, (3) a 43.4% interest in the Pirquitas Project in the Province of Jujuy, Argentina, (4) La Pitarrilla in Durango State, Mexico and (5) the Shafter Silver Project in Texas, U.S.A. We also have eight secondary properties: the Challacollo Silver Project in Chile, the Diablillos Project in Argentina, an option to acquire a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., an option to acquire all of the in-ground silver at the Berenguela Project in Peru, the San Marcial Silver Project in Mexico, the San Agustin Property in Durango State, Mexico, the Silvertip Property in northern British Columbia, Canada and the Sunrise Lake Deposit in the Northwest Territories, Canada; and two long-term properties: the Candelaria Mine in west central Nevada, U.S.A. and the Sulphurets Project in British Columbia, Canada. We have several other property holdings in Australia, Mexico, Chile and Canada, which are not considered principal, secondary or long-term properties.

Principal Properties

Manantial Espejo Project

On November 4, 1998, we entered into an agreement with Triton Mining Corporation (“Triton Mining”), a wholly-owned subsidiary of Black Hawk Mining Inc., a Toronto Stock Exchange listed company, pursuant to which we acquired an option to acquire a 50% interest in Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Triton Mining. In order to exercise the option, we were required to:

o	make staged cash option payments to Triton Mining of US $1,536,500 (paid); and

o	incur exploration expenditures on the Manantial Espejo Project of US$4.5 million by December 31, 2001, extendable to December 31, 2002 in certain circumstances.

At the time we acquired our option to acquire a 50% interest in Minera Triton:

o	Minera Triton owned 80% of the issued and outstanding shares of Compania Minera Altovalle S.A. (“Altovalle”), an Argentine corporation, which owned certain mineral properties known as the “Manantial Espejo Project” located in the Santa Cruz Province of Argentina.

o	The remaining 20% of the shares of Altovalle were owned by Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, (“Barrick Gold”).

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

In addition, under the terms of the Altovalle shareholders’ agreement between Minera Triton and Barrick Gold, the following royalties were payable to Barrick Gold:

o	a payment of 60 cents (U.S.) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximumof 1 million tonnes; and

o	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

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

In August 2001, in order to increase our interest in Altovalle and the Manantial Espejo Project from an option to acquire 50% interest in Minera Triton, we acquired Barrick Gold’s 20% interest in Altovalle and terminated Barrick Gold’s rights under the Altovalle shareholders’ agreement by:

o	issuing to Barrick Gold 400,000 of our common shares valued at $920,000;

o	granting to Barrick Gold a royalty of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the Manantial Espejo Project payable prior to the commencement of construction of a mine at the Manantial Espejo Project;

o	granting to Barrick Gold a 3% net smelter returns royalty on any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study;

o	agreeing to maintain in place the following royalties payable to Barrick Gold:

o	the payment of 60 cents (U.S.) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and

o	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

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

On January 22, 2002, we received from Triton Mining an offer to sell to us all of its interest in the Manantial Espejo Project pursuant to the terms of the right of first refusal contained in the shareholders’ agreements for Minera Triton and Altovalle. On February 22, 2002, we elected to exercise our right of first refusal and entered into an agreement with Triton Mining under which we agreed to purchase Triton Mining’s remaining interest in Altovalle and the Manantial Espejo Project for US $2,000,000, which at the time consisted of:

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

On March 27, 2002, we concurrently closed our agreements with Triton Mining and Pan American and paid the cash and share consideration we received from Pan American, for the sale of the interest in the Manantial Espejo Project, to Triton Mining as consideration for its remaining interest in the Manantial Espejo Project. As part of our acquisition of Triton Mining’s interest, we deemed our option to acquire a 50% interest in Minera Triton to be exercised. As part of the sale to Pan American of an interest in the Manantial Espejo Project, we entered into a joint venture agreement with Pan American for the exploration and development of the Manantial Espejo Project. Under the terms of the joint venture agreement, we will remain operator of the project until a decision is made to complete a feasibility study. Thereafter, Pan American will be the operator of the project until the commencement of commercial production. On commencement of commercial production, we, together with Pan American, will form an operating company to act as operator of the project, which will be owned by the two of us in proportion to our respective interests in the project. All costs and expenses incurred in respect of the project shall be incurred by the two of us in proportion to our respective interests in the joint venture.

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

        With the completion of the above described transactions, we currently have the following interest in the Manantial Espejo Project:

o	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and

o	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;

o	subject to Barrick Gold’s right to:

o	receive a payment of 60 cents (U.S.) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and

o	receive a 0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

Bowdens Silver Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The acquisition of the shares of GSM Exploration was completed on August 22, 1997. At the time, the only asset of GSM Exploration was the Bowdens Silver Project, which it acquired from CRA Exploration Pty Limited (“CRA Exploration”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994. Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

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

La Pitarrilla

We acquired by staking the original mineral claim covering La Pitarrilla in November 2002 and acquired a contiguous claim by staking in June 2003. Our application for an additional contiguous claim is pending. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of La Pitarrilla:

o	US $5,000 in cash following the staking of the property (paid);

o	the greater of (i) US $5,000 and (ii) two percent of our direct exploration expenditures on the Property, payable every six months; and

o	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee is an aggregate of US $500,000.

We currently own a 100% interest in La Pitarrilla, subject to the above described finder’s fee capped at US $500,000.

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

Prior to our acquisition Silver Assets, Inc. and Rio Grande, Rio Grande purchased all of the “major” outstanding royalties on metal production from the Shafter Silver Project. One of these royalties was a 6.25 percent net smelter return royalty payable to Cyprus Amax out of future mining revenues, which Rio Grande purchased from Cyprus Amax for $50,000 cash and a $475,000 note. Following our acquisition of Silver Assets, Inc.:

o	we made the final payment of US $75,000 plus interest due to Cypress Amax under the US $475,000 note; and

o	we acquired one of the two remaining royalties on metal production from the Shafter Silver Project of 6.5% on the Chavez-Miller portion of the property, covering an area of approximately 137.4 hectares, for US $117,500.

The only remaining material royalty on metal production from the Shafter Silver Project is a 6.25% royalty on a narrow strip of land, covering an area of 10 acres, leased from the State of Texas that contains only a minor amount of Mineral Resource.

With the acquisition of the minority stockholdings in Silver Assets, Inc. and Rio Grande, we own a 100% interest in the Shafter Silver Project, subject to the above described royalty payable to the State of Texas.

Secondary Properties

Challacollo Silver Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Silver Project located in northern Chile. Under the terms of the option agreement, we are required to make the following cash option payments totaling US $1,500,000 over two years:

o US $20,000 due on signing the option agreement; (paid) o US $130,000 due on March 1, 2002; (paid) o US $250,000 due on August 1, 2002; (paid) o US $500,000 due on March 1, 2003 (paid); and o US $600,000 due on August 1, 2003 (paid).

On August 1, 2003, we exercised the option and acquired a 100% interest in the Challacollo Silver Project.

A five percent finder’s fee is included in the cash option payments. The property is subject to an existing 2% production royalty capped at US $850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid. The Minera Septentrion royalty may be purchased for US $1,500,000 at any time.

At the date of this Annual Report, we have the following interest in the Challacollo Silver Project:

o	we have a 100% interest in the Challacollo Silver Project:

o	subject to:

o	a 2% production royalty capped at US $850,000; and

o	a 2% production royalty increasing to 3% once the above 2% royalty is fully paid, which may be purchased for US $1,500,000 at any time.

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

Maverick Springs Project

As required by a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and Silver Standard, on June 9, 2003, our wholly owned subsidiary Maverick Silver Inc. entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below. This option is exercisable on:

o	payment of US $300,000 on execution of the exploration and development agreement (paid); and

o	incurring US $1,200,000 over four years to fund required exploration expenditures, land payments and option payments, of which US $649,493 has been incurred as at December 31, 2003.

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation and Newmont Capital Limited (together, “Newmont”), Vista and VNC, Newmont granted Vista and VNC an option to acquire a 100% interest in the Maverick Springs Project. In order to maintain the option in good standing, Vista and VNC must make the following payments and expenditures required to be made under Newmont’s mining lease with the owner of the property:

o	payment of US $15,000 on October 1, 2002 (paid);

o	payment of US $50,000 on October 1, 2003 (paid);

o	payment of US $100,000 on each October 1st thereafter; and

o	a net smelter returns royalty ranging from 1.9% for gold and silver prices that are less than US $250 and US $4.50 per ounce, respectively, to 5.9% for gold and silver prices that are greater than US $550 and US $8.50 per ounce, respectively, and

o	a net smelter returns royalty of 2.9% for all metals other than gold and silver; and

o	completion of a minimum of 6,400 feet of exploration drilling in each of the first three years of the agreement.

In order for Vista and VNC to exercise their option from Newmont, they are required to:

o	pay Newmont US $250,000 in cash (paid);

o	reimburse Newmont for 2003 federal maintenance fees of US $37,300 (paid);

o	issue to Newmont 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at US $4.43 per share);

o	issue to Newmont, on the first anniversary of the option agreement, the number of shares of Vista determined by dividing US $500,000 by the weighted average closing price of the shares of Vista on the American Stock Exchange averaged over the 10-day trading period ending on the day before the first anniversary of the agreement (the “Weighted Average Price”) and an equal number of share purchase warrants (with each warrant exercisable for a period of two years from the closing at a price equal to 125% of the Weighted Average Price)(on October 7, 2003, Vista issued 122,923 common shares and warrants to Newmont); and

o	grant to Newmont a 1 1/2% net smelter returns royalty on production from the Maverick Springs Property.

In addition, following the fourth anniversary of the option agreement with Newmont, Newmont may, on payment of 200% of Vista's expenditures on the Maverick Springs Project, acquire a 51% interest in the project. If Newmont elects to acquire a 51% interest in the Maverick Springs Project, expenditures by Vista, following the acquisition of 51% of the project by Newmont, will be capped at US $2,000,000 until a feasibility study is completed for the project.

We currently have the following interest in the Maverick Springs Project:

o	an option to acquire up to a 55% interest in the Maverick Springs Project:

o	subject to:

o	making all option payments and work commitments under the exploration and development agreement with Vista and VNC described above;

o	making, together with Vista and VNC, all payments and expenditures under Newmont's lease with the property vendor described above;

o	making, together with Vista and VNC, all remaining option payments under Vista's and VNC's option agreement with Newmont described above.; and

o	the net smelter returns royalties payable to the property owner and Newmont described above;

o	Newmont’s right to acquire a 51% interest in the Maverick Springs Project described above.

Berenguela Project

On March 31, 2004, we, and our wholly owned subsidiary Silver Standard Peru S.A., entered into an option agreement with Sociedad Minera Berenguela S.A. (“SOMINBESA”) and Fossores Ltd. (“Fossores”) under which we acquired an option to acquire all of the in-ground silver resources contained in the Berenguela project in Peru. In order to maintain the option in good standing, we are required to:

o	issue 17,500 of our common shares to SOMINBESA following acceptance for filing of the option agreement by the TSX Venture Exchange (issued);

o	substantially complete an exploration program on the Berenguela project having an in-ground expenditure of a minimum of US $500,000;

o	cause a silver resource estimate (the “Berenguela Resource Estimate”) for the Berenguela project to be prepared using all existing data, including data generated in the exploration program;

In order to exercise the option, we are required to issue to SOMINBESA the number of common shares in our capital that have a value equal to:

o	if the price of silver is less than or equal to US $5.50 per ounce, US $0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver is greater than US $5.50 per ounce but less than or equal to US $6.50 per ounce, US $0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver is greater than US $6.50 per ounce, US $0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

on or before the earlier to occur of:

o	July 31, 2005; and

o	the expiry of a period of 60 days following the filing of the Berenguela Resource Estimate with the Canadian Securities Administrators;

provided that we shall have not less than a period of 60 days following the completion of the Berenguela Resource Estimate to exercise the option, if the Berenguela Resource Estimate is completed prior to July 31, 2005.

Under the terms of the option agreement, we have the right on exercise of the option, among other things, to:

o	to acquire and mine all silver resources in excess of the those contained in the Berenguela Resource Estimate on payment of US $0.10 per ounce; and

o	independently exploit the silver resources on the property if SOMINBESA has not completed a feasibility study and commenced the development of the property at the time the average London fix of the price of silver has exceeded US $7.00 per ounce, averaged over a consecutive 130 day period.

On March 31, 2004, we also entered into a funding agreement with Fossores, under which Fossores agreed to provide us with:

o	all the data in Fossores' files concerning the Berenguela project;

o	a computerized index of the data;

o the metallurgical processes that can be used to recover the silver resources from the Berenguela project; and o a pre-feasibility study that presents an economically viable plan for the development of the Berenguela project, including silver recovery.

Under the funding agreement, we agreed to pay Fossores:

o	US $20,000 on execution of the Berenguela option agreement (paid);

o	US $180,000 following acceptance for filing of the Berenguela option agreement by the TSX Venture Exchange (paid); and

o	on exercise of the Berenguela option agreement:

o	if the price of silver is less than or equal to US $5.50 per ounce, US $0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver is greater than US $5.50 per ounce but less than or equal to US $6.50 per ounce, US $0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver is greater than US $6.50 per ounce, US $0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate.

We currently have the following interest in the Berenguela Project:

o	an option to acquire all of the in-ground silver resources contained in the Berenguela project:

o	subject to:

o	carrying out the exploration program on the Berenguela project having an in-ground expenditure of a minimum of US $500,000;

o	causing the Berenguela Resource Estimate to be prepared on or before July 31, 2005;

o	exercising the option and making the exercise payment described above; and

o	following exercise of the option, making the payment to Fossores described above.

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

In February 2004, we exercised our option to acquire a 100% interest in the San Marcial Project by making the final payment due under the option agreement of US $387,500, for total payment to the vendor of US $462,500.

At the date of this Annual Report, we have the following interest in the San Marcial Project:

o	a 100% interest in the San Marcial Project:

o	subject to:

o	paying US $100,000 on commencement of commercial production to International American Resources Inc.; and

o	paying a 3% net smelter returns royalty to the property vendor, provided that each 1% of the royalty can be acquired for US $600,000.

San Agustin

We acquired by staking the mineral claims covering San Agustin in April 2003. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the San Agustin Property:

o	US $5,000 in cash following the staking of the property;

o	the greater of (i) US $5,000 and (ii) two percent of our direct exploration expenditures on the property, payable every six months; and

o	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property.

provided that the maximum amount payable in respect of the finder’s fee is an aggregate of US $500,000.

We currently own a 100% interest in the San Agustin Property, subject to the above described finder’s fee capped at US $500,000.

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

Sunrise Lake Deposit

Under an agreement dated June 9, 2003 with Northern Hemisphere Development Corp. (“Northern”) and Aber Diamond Corporation (“Aber”), we acquired a 100% interest in the Sunrise Lake Deposit located in the South MacKenzie District, Northwest Territories, Canada. Under the agreement:

o	we paid Northern US $252,442.40 in cash and issued to Northern 42,938 of our common shares;

o	we paid Aber US $235,557.60 in cash and issued to Aber 40,066 of our common shares; and

o	assumed the remaining reclamation obligations associated with the property.

The claims comprised in the property are subject to a 5% net profits interest royalty.

We currently own the following interest in the Sunrise Lake Deposit:

o	we own a 100% interest in the Sunrise Lake Deposit;

o	subject to a 5% net profits interest royalty on claims comprised in the property.

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

On March 28, 2000, we entered into an amending agreement with Kinross, under which Kinross agreed to extend the term of the option by three months (to a nine-month term) on our payment to Kinross of $50,000 and issuance to Kinross of 27,500 of our common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended, without payment of any further consideration, to March 31, 2001. On March 30, 2001, we delivered notice of exercise of the option to Kinross, which provided for the closing of the purchase on amended terms. On October 1, 2001, we acquired from Kinross Gold U.S.A., Inc. (“Kinross Gold”) all of the shares of Kinross Candelaria Mining Company, the owner of the Candelaria mine and related assets, on:

o	payment to Kinross Gold of US $65,834;

o	issuance to Kinross Gold of 600,000 common shares in our capital and 600,000 common share purchase warrants, with each warrant entitling Kinross Gold to acquire one additional common share until October 1, 2002 at a price of Cdn $3.50 per share;

o	delivery to Kinross Gold of a promissory note in the amount of Cdn $300,000 payable on or before April 1, 2002 in cash or our shares, at our election, at a price equal to the 20-day average closing price of our shares on the Canadian Venture Exchange (we paid the full amount of the promissory note on March 26, 2002 by the issuance to Kinross Gold of 70,922 of our common shares);

o	reimbursement of Kinross Gold of US $209,607 for expenses incurred by Kinross Gold in respect of the Candelaria mine from April 1, 2001 to September 30, 2001; and

o	the assumption of all liabilities associated with the Candelaria mine.

Under the purchase agreement, Kinross Gold agreed to maintain the reclamation bonding for the Candelaria mine in place until April 1, 2003, extendable to April 1, 2004 on our payment to Kinross Gold of US $50,000. In March 2003, we paid the US $50,000 for Kinross Gold to maintain the reclamation bonding in place until April 1, 2004 at which time we are required to provide substitute reclamation bonding. Reclamation bonding for the property is currently US $1,679,435. We have pledged the shares of Kinross Candelaria Mining Company to Kinross Gold, Inc. as collateral pending our arrangement of reclamation bonding. In March 2004, we filed a substitute reclamation bond and related documents with the Bureau of Land Management to assume the reclamation bonding for the Candelaria Mine. As at the date of this annual report, the Bureau of Land Management has not processed our filing, and Kinross Gold has granted us an extension of the time in which we are required to provide substitute reclamation bonding.

Under the terms of the purchase agreement, Kinross Gold is responsible for completing the reclamation of the mine, and we agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross Gold. Kinross Gold completed the reclamation of the Candelaria Mine in 2003. With the completion of the reclamation of the mine by Kinross Gold, we are responsible for the establishment of plant growth on the property. In the event the seeding by Kinross Gold on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of US $136,800; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of US $1,272,100. In addition, on reclamation of the mine, we must monitor the mine at a total estimated cost of US $20,300 over a five year period.

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

At the date of this Annual Report, we have the following interest in the Candelaria mine:

o	We own all of the shares of Kinross Candelaria Mining Company (now known as Candelaria Mining Company), which owns a 100% interest in the Candelaria mine.

o	We have pledged all of the shares of Kinross Candelaria Mining Company to Kinross Gold pending the acceptance by the Bureau of Land Management of our filing of substitute reclamation bonding.

Sulphurets Project (Newhawk Arrangement)

On September 30, 1999 pursuant to a plan of arrangement (the “Newhawk Arrangement”), holders of common shares of Newhawk Gold Mines Ltd. (“Newhawk”) exchanged every six Newhawk shares for one of our common shares. There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement which were exchanged for 2,285,451 of our common shares. On completion of the Newhawk Arrangement, Newhawk became our wholly-owned subsidiary.

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

In November 2001, we granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, and the Snowfields and Blue Ice properties exercisable on payment of Cdn $3,800,000. The option may be exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002, and may be further extended. In the event the option is exercised, we anticipate recording a gain of approximately $151,000 on the disposition. We did not contemplate the granting of the option to Sean Morriss at the time of the acquisition of the Sulphurets Project. The option granted to Mr. Morriss expired without exercise.

We currently own all of the shares of Newhawk Gold Mines Ltd., which owns a 100% interest in the Sulphurets Project.

El Asiento Project

Under an agreement dated July 25, 2003 with Corporacion Minera de Bolivia (“COMIBOL”), the state mining company of Bolivia, we returned the El Asiento Project to COMIBOL. For disclosure as to this project, please see our Annual Report on Form 20-F for the fiscal year ending December 31, 2000 filed with the U.S. Securities and Exchange Commission.

Other Properties

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

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990‘s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2001, 2002 and 2003, we carried out reclamation work of $177,000, $155,000 and $81,000, respectively. Reclamation work will continue in 2004 at an estimated cost of $148,000. Remaining reclamation obligations include placing perimeter ditches around the tailings impoundment area, capping the tailings, constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation are $545,000, which amount has been included in our provision for reclamation and includes $12,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants are studying the property to determine whether reclamation is required for the tailings on the property and the property in general. Accordingly, a reclamation plan has not been formulated. If a reclamation plan is required, determination of reclamation costs must await submission of the plan to and acceptance by appropriate government agencies, until that time monitoring is not required. The only remedial work required on the property at this time is the closure of mine workings, which has an estimated cost of $250,000, which amount has been included in our provision for reclamation.

Others

We have several other property holdings in Australia, Chile, Mexico, Canada and the United States, which are not considered our principal, secondary or long-term properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.    Organizational Structure

We have 14 material subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our material subsidiaries:

Table No. 5
Material Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Silver Standard Interest

Candelaria Mining Company	Delaware, USA; January 31, 1964	October 1, 2001	100%

Maverick Silver Inc.	Nevada, USA, January 24, 2003	January 24, 2003	100%

Minera Silver Standard Chile S.A	Chile; November 10, 1994	November 10, 1994	99.9%

Minera Triton Argentina S.A	Argentina; January 21, 1997	March 27, 2002	50%

Newhawk Gold Mines Ltd.	British Columbia, Canada; January 20, 1948	September 30, 1999	100%

Pacific Rim Mining Corporation Argentina S.A	Argentina; October 1, 1993	December 14, 2001	100%

Rio Grande Mining Company	Nevada, USA; September 28, 1992	September 22, 2002	100%

Silver Assets, Inc.	California, USA; June 18, 1932	September 22, 2002	100%

Silver Standard (BVI) Inc.	British Virgin Islands; November 21, 1996	November 21, 1996	100%

Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%

Silver Standard Peru S.A	Peru; January 31, 1997	January 31, 1997	100%

Silver Standard U.S. Inc.	Nevada, USA; March 11, 1994	March 11, 1994	100%

Silver Standard Mexico S.A. de C.V	Mexico; January 18, 1995	January 18, 1995	100%

Silver Standard Australia Pty Limited	Australia; June 26, 1987	August 22, 1997	100%

(1)     We owned a 90.56% interest on acquisition, which increased to 100% on February 4, 2002.

D.   Property, Plant and Equipment

Principal Properties

Manantial Espejo Project

Location, Access and Infrastructure

Our 50% owned Manantial Espejo property is located in southern Argentina in the province of Santa Cruz, centered at longitude 69º 30' west and latitude 48º 46’ north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometers east of the property. See the following Manantial Espejo Project, Location Map.

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

Land Tenure

The Manantial Espejo property consists of 19 mineral concessions covering a total of 23,615 hectares, extending 36 kilometers east-west and 19 kilometers north-south. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government.

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

History

Exploration was first carried out on the property in the 1970s by the Argentine government. The following is a chronological description of mineral exploration on the Manantial Espejo property:

1991-1995	St. Joe Minerals Corp., Lac Minerals Ltd. and Barrick Gold Corporation collectively completed mapping, trenching, sampling, 38 reverse circulation drill holes (a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe) totalling 3,256 meters, 215 wagon drill holes (short, small diameter, percussion drill holes) totalling 3,282 meters, and 45 diamond drill holes (a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections) totalling 6,000 meters. Eleven trenches were completed on the Maria Vein, the main area of mineralization, including two large metallurgical samples.

1996-1997	Triton Mining entered into an option agreement with Barrick Gold to earn the right to acquire an 80 percent interest in the project for a total cost of $2,500,000 and completed 104 diamond drill holes totalling 16,448 meters (14,728 meters on the Maria Vein and 1,720 meters on the Karina/Union and Concepcion Veins). In October 1997, Kilborn Engineering Pacific Ltd. completed for Triton a pre-feasibility study on the Maria Vein.

1998-2001	In April 1998, Triton Mining exercised its option and acquired its 80 percent ownership in the property and in November 1998 we acquired an option to acquire an interest in Minera Triton (see Item 4.B – “Business Overview”). Following the acquisition of our option, we have completed extensive drilling and a regional reconnaissance of the property. The drill programs included in-fill drilling as well as drill testing of new targets. In addition, we also completed an intensive study of the geology and structure, which resulted in a reinterpretation of the mineralization on the property and the prioritizing of additional drill targets.

2002-2003	In 2002, we formed a 50%-50% joint venture with Pan American for the exploration and development of the property (see Item 4.B – “Business Overview”). In 2003, the joint venture completed in-fill drilling and geotechnical drilling and initiated a feasibility study for the property, which is anticipated to be completed in late 2004 or early 2005.

To date, a total of 508 drill holes totalling 55,449 meters have been completed on the Manantial Espejo Project, excluding the wagon drill holes completed by St. Joe Minerals Corp. The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the deposit.

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

The Concepcion Vein is a single quartz vein mineralized over a distance of 300-meters. Mineralization is open at depth and at both ends. The host rocks, mineralogy and alteration are similar to the other veins on the property.

Resource Estimates

As of the date of this report, the Manantial Espejo Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Three veins: Maria, Karina/Union, and Concepcion, have been investigated in sufficient detail to enable a resource to be estimated by Pincock, Allen & Holt, a division of Hart Crowser Inc., ("PAH") in reports dated April 6, 2001, June 27, 2001, July 17, 2001 and July 27, 2001. In PAH’s opinion, the Mineral Resource set out below has been prepared according to accepted industry standards using accepted practices, and that the work completed has been both thorough and as accurate as possible given the available database. It is also PAH’s opinion that the classification of Measured, Indicated and Inferred Mineral Resources as estimated herein, meet the definitions of Measured, Indicated, and Inferred Mineral Resources as stated by Canadian National Instrument 43-101 and defined by the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 6 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 6
Silver Standard Resources Inc.
Manantial Espejo Property
Measured and Indicated Mineral Resource Estimate
(165 g/t Silver - Equivalent Cutoff Grade - Cutoff Ratio is 55:1 Silver:Gold)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Measured & Indicated	4,391,000	263.8	4.51

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 7 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 7
Silver Standard Resources Inc.
Manantial Espejo Property
Inferred Mineral Resource Estimate
(165 g/t Silver - Equivalent Cutoff Grade - Cutoff Ratio is 55:1 Silver:Gold)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Measured & Indicated	1,594,000	258.5	3.65

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

History

The original tenements covering the mineralization of the Bowdens property were granted to CRA Exploration Pty Limited (“CRA Exploration”) during 1989 and 1990. The following is a chronological description of mineral exploration on the Bowdens Project:

1989-1992	CRA Exploration completed rock chip and soil sampling, geological mapping, induced polarization surveys, 33 reverse circulation drill holes totalling 3,438 meters and five diamond drill core holes for 842 meters.

1994-1996	GSM Exploration Pty Limited (“GSM Exploration”) acquired the project and completed 17 reverse circulation holes totalling 2,413 meters and five diamond drill holes for 665 meters. GSM Exploration also completed a scoping study, which included a mineral resource estimate, metallurgical testing and environmental studies.

1997-1998	We acquired GSM Exploration and carried out exploration programs over the two main prospects of the Bowdens Project and a regional reconnaissance program to expand on previous reconnaissance work. In May 1998, our board of directors approved a US$2.7 million feasibility study of the economics of the Bowdens Project, and we commenced a reserve definition drill program to expand indicated and inferred silver resources and to provide additional geological and metallurgical information. A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.

1999-2001	We completed preliminary resource modelling, which indicated that additional in-fill drilling was required prior to completion of the final reserve estimate, and prospecting in the area west of the known mineralization indicated the potential for locating additional tonnage. (A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.) Drilling in this area was carried out in 2000. In 2001, we completed a two phase drilling program consisting of 19 reverse circulation drill holes totalling 2,711 metres on the Bowdens Project. Based on the results of the drill programs, we initiated an updated block model resource estimate for the Bowdens Project, which was completed in October 2001.

2002-2003	We completed an in-fill drill program in order to better define silver resources on the property for completion of the feasibility study on the Bowdens Silver Project and continued work on elements of the feasibility study.

To December 31, 2003, a total of 409 holes totalling 44,391 metres have been completed on the Bowdens Project since 1989.

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

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Bowdens Property in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Roscoe Postle Associates Inc. reviewed and confirmed James A. McCrea's classification of Measured, Indicated and Inferred Mineral Resources for the Bowdens Project, in a report dated March 18, 2004.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 8 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 8
Silver Standard Resources Inc.
Bowdens Property
Measured and Indicated Mineral Resource Estimate
(40 g/t Silver-Equivalent Cutoff Grade - capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Measured & Indicated	47.6	51.9	0.30	0.41

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 9 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 9
Silver Standard Resources Inc.
Bowdens Property
Inferred Mineral Resource Estimate
(40 g/t Silver-Equivalent Cutoff Grade - capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	13.4	40.9	0.21	0.32

Pirquitas Project

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
NOV. 2002
SCALE: AS SHOWN

History

Pirquitas is the largest historical producer of tin and silver in Argentina. The following is a chronological description of mining on the Pirquitas Project:

1932-1935 Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

1935-1990	The source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started in 1935. Twelve mines operated in the area and it was often found that mineralization from one mine would turn out to be the same zone as in another, leading to the eventual interconnecting of the mines. The largest mines were San Miguel, Chocaya, Llallagua, and Potosí. Reported total production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems

1995-2003	Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground. A feasibility study was completed for the project by Sunshine Argentina in 1999-2000. We are currently revisiting the feasibility study.

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

La Pitarrilla Property

Location, Access and Infrastructure

The Pitarrilla Property is located in the northern part of the State of Durango, Mexico, approximately 150 kilometers north of Durango City. The property can be accessed from several all-weather roads. Electrical power is generated at a dam at Palmito located 30 kilometers to the north. See the following Pitarrilla Property Location Map.

Land Tenure

The Pitarrilla Property is comprised of two mineral claims covering an area of approximately 7,166 hectares and a mineral claim application covering an additional 4,200 hectares. In order to maintain our rights to these concessions we are required to make “canon” payments to the Mexican government.

La Pitarrilla Project
N
Parral
MONTERREY
Torreon
Saltillo
DURANGO
Mazatlan
ZACATECAS
Aguascalientes
San Luis Potosi
GUADALAJARA
Pacific
Ocean
49
45
40
54
57
15
0 50 100 150
KILOMETRES
Silver Standard
RESOURCES INC.
LA PITARRILLA PROJECT
Durango, Mexico
LOCATION MAP
DATE: OCT. 2002
SCALE: AS SHOWN

History

In the late 1990‘s, Monarch Resources drill tested several gold anomalies on the eastern flank of the Cerro La Pitarrilla. We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting. This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), two of which have been tested by 97 drill holes totalling approximately 11,000 metres.

Geology and Mineralization

Silver mineralization is localized in a volcanic rock bed, forming the Cordon Colorado zone, and a volcanic rock dyke in the Peña Dyke area. Both areas of mineralization formed as part of a large volcanic complex measuring 2.5 kilometers by 4 kilometers. Silver mineralization is restricted to the volcanic rock phases.

Resource Estimates

As of the date of this report, the Pitarrilla Property is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Pitarrilla Property in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 12 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 12
Silver Standard Resources Inc.
La Pitarrilla Property
Indicated Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes millions	Silver Grade (g/t)
Indicated	10.3	124.2

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

Table 13
Silver Standard Resources Inc.
La Pitarrilla Property
Inferred Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tons millions	Silver Grade (g/t)
Inferred	3.4	120.3

Shafter Silver Project

Location, Access and Infrastructure

The Shafter Silver Project is located in south central Presidio County, in southwestern Texas, at latitude 29°30’ north and longitude 104°20’ west. The town of Shafter, at the eastern border of the district, is 43 miles south of Marfa, and 18 miles northeast of Presidio on the Mexico border, at the northeast border of the Mexican State of Chihuahua. The Big Bend National Park is about 60 miles to the southeast of Shafter. Access to the property is by paved roads from El Paso via Marfa. The closest major airport is at El Paso. See the following Shafter Silver Project Location Map.

Land Tenure

The Shafter Silver Project is on private land in the State of Texas, other than a narrow strip of land leased from the state. We control approximately 3,500 acres of private land on and around the mine sites. We also have the right to acquire, via a lease option taken out in April 1998 by Rio Grande Mining Company (“Rio Grande”), now our indirect subsidiary, a contiguous 16,000-acre tract of private ranch land (single owner), which includes the Red Hills copper-molybdenum deposit and several miles of land on-trend between Shafter and Red Hills.

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

1883-1926	Production began from the Mina Grande deposit in 1883 but was not profitable until 1888. Ore was mined continually from 1883 until 1913, with ore generally averaging 20 to 30 ounces silver per ton, with annual mine output about 20,000 tons per year. A cyanide mill was built in 1913, and mine output increased to 84,000 tons per year through to 1926, but grade decreased to 17 ounces silver per ton.

1926-1942	In 1926, the property was transferred to American Metal Co. of Texas and annual production decreased to 50,000 tons at a grade of over 20 ounces silver per ton. Production continued through to 1940 except for a period in 1930 — 1934 when the price of silver dropped. The mine was closed in August 1942 by the War Act. From 1883 to 1942, total recorded production from the property was 2.306 million tons of ore containing 35.153 million ounces of silver at an average grade of 15.24 ounces silver per ton.

1950‘s	After World War II, the district was quiet until Phelps Dodge commenced evaluation of the Red Hills intrusive 5 miles west of Presidio when the copper price increased in the 1950s.

1970‘s	Duval Corporation drilled approximately 80 holes into the Red Hills intrusive and outlined an area of copper-molybdenum mineralization. Duval also undertook a regional exploration program involving geochemical and geophysical surveys to search for other mineralized zones.

1977-1982	In 1977, Gold Fields Mining Company (“Gold Fields”) acquired the property from Cyprus Amax, (the parent company of American Metals Co. of Texas). From 1977 to 1982, Gold Fields spent over $20 million on exploration and development work in the Shafter silver district. Through a systematic surface-drilling program, Gold Fields identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This extension to the east, northeast from the old Presidio Mine, is now known as the Shafter deposit. Gold Fields abandoned the project after the silver price decline in the early 1980‘s.

2000-2003	Since our acquisition of the project, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production. We have also acquired and transported to Shafter a used 800 ton-per-day mill.

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

PAH developed a three-dimensional computerized model of the Shafter silver deposit that was used in the development of the geologic resource estimate. PAH’s estimated geologic resource includes all material in the model without regard to mineability. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per ton applied to all material. PAH, in a report dated April 10, 2001, believes that the classification of the resources meets the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 14 below uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 14
Silver Standard Resources Inc.
Shafter Silver Project
Measured and Indicated Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (g/t)
Measured & Indicated	2,085,000	10.06

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

Table 15
Silver Standard Resources Inc.
Shafter Silver Project
Inferred Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Inferred	1,572,000	12.83

Secondary Properties

Challacollo Project

The Challacollo project is located 130 kilometres southeast of Iquique and 15 kilometres east of the Pan American Highway at an elevation is 4,900 feet (1,500 meters) above sea level in the Region of Tarapaca (Region One) in northern Chile and covers an area of approximately 14.5 square miles (37.5 square kilometres). See the following Challacollo Project Location Map.

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

In late 2001 and early 2002, we completed an extensive sampling program of the underground workings at 25 metre intervals comprised of over 1,000 samples and a seven hole, 746-metre drill program which tested approximately 600 metres of strike length of the Lolon vein that extends on surface for 2,000 metres. In 2003, a 5,685 metre drill program of infill and step out drilling was completed and a resource estimate for the project was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards.

As of the date of this report, the Challacollo Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

We completed an updated polygonal estimate of the resources for the Challacollo Project in July 2003, which included the results of the 2001 and 2002 underground sampling and drill programs and the 2003 drill program. The resource estimate is based on a cut-off of 50 grams of silver per tonne and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Sundance Ventures reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the Challacollo Project, in a report dated September 17, 2003.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 16 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 16
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Indicated Mineral Resource Estimate with Sundance Review
(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Indicated	3,390,000	170.6

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 17 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 17
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Inferred	4,569,000	160.7

Diablillos Project

The Diablillos silver-gold project is located on the Puna Plateau in the province of Salta in northwestern Argentina near its border with Chile. The property consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by road. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government. See the following Diablillos Project Location Map.

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

Much of the recent work on the Oculto deposit at Diablillos was completed by Barrick Gold Corporation. The Oculto deposit is defined by 17 diamond drill holes totalling 3,010 metres and 79 reverse circulation holes totalling 19,114 metres. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. In 2003, we drilled 20 holes totaling 3,046 meters, chiefly to test geophysical anomalies.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 18 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 18
Silver Standard Resources Inc.
Diablillos Property
Inferred Mineral Resource Estimate
(42 g/t Silver Cutoff Grade - 0.7 g/t Gold Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred*	41,979,000	69.5
Inferred*	24,883,000		1.02

         *      overlapping mineralized zones.

Maverick Springs Project

The Maverick Springs Project is located approximately half-way between Elko and Ely, Nevada and covers approximately 3,970 acres within the prospective region of gold/silver mineralization known as the Carlin Trend. See the following Maverick Springs Project Location Map. The Carlin Trend is thought to mark a deep penetrating fault that separates relatively thick and stable continental crust to the east from a zone of thinned transitional crust to the west.

The Maverick Springs Project is underlain primarily by sediments covered by local basin-fill volcanic rocks. Limestones and sediments are the dominant hosts to the silver-gold mineralization at Maverick Springs. The mineralization does not crop out and has been delineated by programs of reverse circulation and diamond core drill holes. The mineralization trends north-northeast and occurs as a gently-folded sub-horizontal zone, of dimensions of approximately 8,000 feet in length and 2,500 feet wide. The zone of mineralization is approximately 200 feet thick and occurs at depths of 500 feet to 600 feet below surface.

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property. A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes. Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone. In 2003, Vista completed an additional 16 reverse circulation holes to further test for the continuation of mineralization.

As of the date of this report, the Maverick Springs Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Snowden Mining Industry Consultants of Vancouver, British Columbia completed the following resource estimate for the Maverick Springs Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated April 13, 2004.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 19 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 19
Silver Standard Resources Inc.
Maverick Springs Project
Indicated Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Indicated	69.63	1.0	0.010

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 20 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 20
Silver Standard Resources Inc.
Maverick Springs Project
Inferred Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Inferred	85.55	1.0	0.008

Berenguela Project

The Berenguela project is located 50 km west of Juliaca, in the Province of Lampa on the Altiplano of southern Peru and is comprised of two mining concessions covering an area of approximately 200 hectares. Access is good with a major paved highway adjacent to the property and a main-line railway passes within 5 kilometers of the property. See the following Berenguela Project Location Map.

The Berenguela deposit is hosted by limestone overlying a layer of gypsum. The limestone varies in thickness from 30 meters to 100 meters. Mineralization consists of massive replacement of the limestone by manganese dioxide minerals and variable amounts of silver and copper. The deposit is a tabular body that occurs at surface over an area of approximately 75 hectares and is accessible by underground workings and several open pits.

The property was mined continuously from 1905 to 1965 by Lampa Mining Company, of Britain, as a silver-copper mine. In the 1960‘s, Charter Consolidated Mining Co. and Asarco Inc. each explored the Berenguela property. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5-meter intervals over 5,108 meters. In 1968, Charter Consolidated developed an open pit plan and calculated a mineable ore reserve for the property. Since the completion of the mineable ore reserve estimate, no significant amount of ore has been mined from the property. The ore reserve calculated by Charter Consolidated does not comply with Canadian National Instrument 43-101 and the CIM Standards. Under Canadian National Instrument 43-101 and the CIM Standards, the mineable reserve would be classified as a mineral resource.

In the late 1960‘s the Peruvian Government nationalized Berenguela. SOMINBESA acquired the property from Minero-Peru (a state owned mining company) in 1995 and has completed engineering studies for the development of the property. Under our option agreement, we have agreed to undertake additional drilling and prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards.

As of the date of this report, the Berenguela Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

San Marcial Silver Project

The San Marcial silver project is located in Sinaloa State, Mexico 56 miles (90 kilometres) due east of Mazatlan in the Sierra Madre Mountains in west central Mexico and is comprised of two claims covering an area of 4.8 square mile (1,250 hectare). The concession is generally road accessible year round except during the rainy season when 4-wheel drive vehicles are required. See the following San Marcial Silver Project Location Map. In order to maintain our rights to these concessions we are required to make “canon” payments to the Mexican government.

The geology at San Marcial can be sub-divided into two distinct underlying rock types, an upper volcanic group of rocks occurring in the higher and more mountainous portions of the property in the northeast, and the underlying lower volcanic group of rocks that occur at lower elevations. The known silver prospects at San Marcial are hosted along what appears to be a narrow set of northwest trending fault structures in two known vein systems; both of which outcrop at surface and can be identified by small historical diggings over a strike length of approximately 300 metres. Prior to our acquisition of the property, Gold-Ore carried out regional stream sediment sampling, geological mapping, rock sampling, trenching and completed the drilling of six holes totaling 601.7 metres.  Following acquisition, we completed two drill programs totalling 2526.8 meters in 14 holes.

As of the date of this report, the San Marcial Silver Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

We completed an estimate of the resources for the San Marcial Silver Project in August 2002. The resource estimate is based on a cut-off of 30 grams of silver per tonne and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Sundance Ventures reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the San Marcial Silver Project in a report dated October 15, 2002.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 21 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 21
Silver Standard Resources Inc.
San Marcial Silver Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(30 g/t Silver Cutoff Grade - uncapped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	2.31	191.79	0.32	0.66

San Agustin Property

The San Agustin Property is comprised of two mineral claims covering an area of approximately 575 hectares and is located 85 kilometers north of Durango City in the State of Durango. Infrastructure is close by and paved Highway 45 passes 10 kilometers east of the property. See the following San Agustin Property Location Map. In order to maintain our rights to these concessions we are required to make “canon” payments to the Mexican government.

The local geology consists of a volcanic dome complex resting on fine sedimentary rocks. Blocks of the sedimentary rocks are locally separated by volcanic rocks. The entire package was structurally brecciated and mineralized with gold and silver, which outcrops at surface. Surface oxidation averages 20 meters to 30 meters in depth.

Prior to our staking the property, exploration activities were completed on the property in the 1990‘s consisting of mapping, soil sampling and 69 drill holes totaling 10,400 meters outlining the San Agustin gold silver mineralization.. We recently completed a reverse circulation drill program, which totaled 3,890 meters in 24 holes. The results of this program, along with the prior drill holes, have been used to calculate a preliminary resource.

As of the date of this report, the San Agustin Property is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following polygonal preliminary resource estimate for the San Agustin Property in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 22 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 22
Silver Standard Resources Inc.
San Agustin Property
Preliminary Inferred Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)	Gold Grade (g/t)
Inferred	11.2	0.962	12.86

Silvertip Property

The Silvertip Property is located in northern British Columbia approximately 85 km (50 miles) south of Watson Lake, Yukon Territory. See the following Silvertip Property Location Map.

Silvertip is a high grade carbonate replacement deposit. Exploration work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development. We have not carried out any work on the Silvertip Property since our acquisition of the property.

As of the date of this report, the Silvertip Property is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Imperial Metals Corporation, the parent company of the former owner of the Silvertip Property, prepared the following resource estimate for the property in accordance with Canadian National Instrument 43-101 and the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 23 below uses the terms “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 23
Silver Standard Resources Inc.
Silvertip Project
Indicated Mineral Resource Estimate

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Indicated	1.12	378	7.7	9.5	0.85

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 24 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 24
Silver Standard Resources Inc.
Silvertip Project
Inferred Mineral Resource Estimate

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Inferred	1.45	284	5.4	8.3	0.46

Sunrise Lake Property

The Sunrise Lake Property is located about 130 kilometers by air east-northeast of Yellowknife, Northwest Territories, Canada. Access to the property is typically by ski- or float equipped aircraft. The Sunrise Lake Property consists of 6 mining leases, which form a contiguous block with an aggregate area of 1618 ha.

The Sunrise deposit consists of a lens of polymetallic massive sulphides overlying stringer zones of low-grade mineralization. The massive sulphide lens is 3 meters to 4 meters thick and has a strike length of about 120 meters at the surface. At depth it is up to 190 meters long. The deposit remains open down plunge.

Hemisphere and Aber discovered the Sunrise deposit in October 1987. During 1987 and 1988, they drilled a total 18,951 meters in 65 diamond drill holes on the Sunrise deposit and 1,280 meters in 12 holes on peripheral targets. In 1998, they completed an additional seven diamond drill holes aggregating 1,543 meters. We have not carried out any exploration activities on the property since acquisition.

As of the date of this report, the Sunrise Lake Property is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

We completed an updated polygonal estimate of the resources for the Sunrise Lake Property in August 2003. The resource estimate is based on a cut-off of 30 grams of silver per tonne and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Roscoe Postle Associates Inc. reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the Sunrise Property in a report dated September 3, 2003.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 25 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table 25
Silver Standard Resources Inc.
Sunrise Lake Property
Silver Standard Indicated Mineral Resource Estimate with Roscoe Postle Review
(30 g/t Silver Cutoff Grade - Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Indicated	1,522,000	262	2.39	5.99	0.08	0.67

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 26 below uses the terms “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 26
Silver Standard Resources Inc.
Sunrise Lake Property
Silver Standard Inferred Mineral Resource Estimate with Roscoe Postle Review
(30 g/t Silver Cutoff Grade - Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Inferred	2,555,000	169	1.92	4.42	0.07	0.51

Long-Term Properties

Candelaria Mine

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

The property was actively explored from the 1970‘s to 1994. Newhawk acquired its initial interest in the property in 1984 and carried out a series of exploration programs that included mapping, trenching, sampling, underground development on the West Zone of the property, and both surface and underground diamond drilling. A feasibility study was completed in 1990. Prior to our acquisition of Newhawk, in excess of $40 million had been spent on the exploration and development of the property. We have not carried out any exploration work on the property since we acquired it in 1999.

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

Item 5      Operating and Financial Review and Prospects

A.    Operating Results

Management’s discussion and analysis (“MD&A”) provides a detailed analysis of our business and compares our 2003 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 18 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements. Our Annual Information Form is filed on SEDAR at www.sedar.com.

1.	OVERVIEW

o	The consolidated net loss for the year under Canadian GAAP was $3,938,000 or $0.10 per share compared to a loss of $2,198,000 or $0.06 per share in 2002 and a loss of $3,377,000 or $0.13 per share in 2001.

o	In June 2003, we acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories.

o	In August 2003, we made the final option payment relating to the purchase of the Challacollo silver project in northern Chile and now own 100% of this property, subject to a net smelter returns royalty.

o	During 2003, we raised a total of $13,229,000 from the exercise of common stock warrants and options. In January 2004, we closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000.

o	Cash flow from operations was a use of $3,303,000 compared to uses of $2,250,000 in 2002 and $1,646,000 in 2001. Cash expenditures on mineral properties were $9,833,000 in 2003 compared to $12,519,000 in 2002 and $7,216,000 in 2001. In 2003, the properties on which these expenditures were incurred included Challacollo ($2,532,000), Bowdens ($1,485,000), Manantial Espejo ($830,000), Shafter ($743,000), La Pitarrilla ($677,000) and Maverick Springs ($868,000). We ended the year with $16,428,000 in cash and cash equivalents compared to $17,342,000 in 2002 and $5,577,000 in 2001.

Critical accounting policies and changes in accounting policies

Our accounting policies are described in Note 2 to the consolidated financial statements.

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

Mineral property costs

We record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

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

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. We presently have no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Provision for reclamation

On January 1, 2003, we adopted a new standard of accounting for asset retirement obligations. A description of this policy and the impact it had on adoption is discussed in the Financial Results section which follows.

Recently issued accounting policies

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. We will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings. Had we followed the fair value method for valuing stock options granted to directors and officers, an additional compensation cost of $2,840,000 (2002 — $1,664,000) would have been recorded in 2003.

2.	FINANCIAL RESULTS

2003 Compared with 2002

Selected Financial data

(expressed in thousands of Canadian dollars, except per share amounts)

	2003					2002
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Loss	1,087	1,140	429	282	3,938	314	1,487	369	*28	2,198
Basic and diluted loss	0.03	0.03	0.01	0.03	0.10	0.01	0.04	0.01	0.00	0.06
per common share
Total assets	74,279	74,435	77,772	85,213	85,213	47,289	68,285	68,823	74,748	74,748
Long-term financial liabilities	213	144	91	75	75	136	129	135	249	249
Cash dividends	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

* Investment gains of $516,000 and foreign exchange gains of $352,000 were recorded in the fourth quarter of 2002.

For the year ended December 31, 2003, we incurred a loss of $3,938,000 or $0.10 per share compared to a loss of $2,198,000 or $0.06 per share in 2002. The greater loss is due to a combination of lower investment income, a greater foreign exchange loss and cost increases in certain categories of expenditures. An analysis of the constituent parts of expenses follows:

Exploration and mineral property costs:	2003	2002
Property examination and exploration	$465,000	$279,000
Mineral property costs written off	--	53,000
Reclamation	507,000	420,000
	$972,000	$752,000

With the increase in the price of both precious and base metals, the price of in-ground silver resource ounces available for acquisition increased. As an alternative, to create shareholder value, we increased our expenditures on grass roots exploration resulting in our success at La Pitarrilla and expansion of our activities in Mexico. We expense these costs until such time as a property is acquired. In 2003, exploration costs were $465,000, representing a $186,000 increase from the prior year. We incurred $293,000 of our 2003 exploration costs in Mexico. In 2004, Mexico will continue to be the focus of a significant portion of our exploration efforts. We will also have exploration programs in Chile and Argentina.

In 2003, we did not abandon or write off any property costs. In 2002, the Bluey’s property was written off at a cost of $53,000.

On January 1, 2003, we adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made, and the resulting amount is capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The cumulative effect of the change through January 1, 2003, which was recorded in 2003, was to increase mineral property cost by $17,000 and reclamation by $21,000.

Reclamation expense for the year 2003 was $507,000, compared to $420,000 in 2002 for an increase of $87,000 for the year.

Expenses:	2003	2002
Depreciation	$ 30,000	$ 24,000
General and administration	1,579,000	1,404,000
Professional fees	143,000	153,000
Salaries and employee benefits	654,000	434,000
Stock-based compensation	169,000	132,000
	$2,575,000	$2,147,000

Expenses were $2,575,000 in 2003 compared to $2,147,000 in 2002, an increase of $428,000. The two areas contributing to the majority of the increase were in the areas of general and administration costs and salaries and employee benefits.

General and administrative costs increased $175,000 in 2003 and were $1,579,000 for the year. Insurance expense for the year increased $67,000 during the year to $205,000. Premium increases were the main reason for this additional expense and costs in this area are not expected to decline in the near future. Costs relating to shareholder relations, which includes costs associated with preparing our annual and quarterly reports and the mailing thereof, increased $112,000 in the year to $319,000. As our number of shareholders increased 25% over the past year, so did the costs of keeping our shareholders informed. The costs of preparing our annual and quarterly reports increased $49,000 in 2003 with mailing costs increasing $46,000 from $86,000 to $132,000. In 2003, the company incurred $649,000 in the area of investor relations and this was comparable to 2002 costs. Greater costs were incurred relating to meetings with institutional investors and shareholders. Our president had a total of twelve meetings with shareholders in various U.S. cities in 2003. Offsetting these cost increases were lower costs in the areas of capital taxes and donations.

Professional fees were $143,000 for 2003 compared to $153,000 in 2002. Cost increases for accounting and audit services were more than offset by a $49,000 reduction in the cost of legal services. In early 2003, the company hired in-house legal counsel, which resulted in a reduction in the use of external counsel.

Salaries and employee benefits for the year were $654,000 compared to $434,000 in 2002 – an increase of $220,000. The two main reasons for the increase are the addition of the in-house legal counsel mentioned above and salary increases that took place at the beginning of 2003. Bonus payments for staff for 2003 were $155,000 compared to $101,000 in 2002.

The company granted 66,500 (2002 – 74,900) stock options to non-employees in 2003. The fair value of these options was $187,000 (2002 — $161,000), with the company expensing $169,000 (2002 — $132,000) of this assigned value and deferring $18,000 (2002 — $29,000) into mineral property costs.

Other income (expenses):	2003	2002
Investment income	$ 379,000	$ 305,000
(Loss) gain on sale of marketable securities and investment write-downs	(101,000)	544,000
Fixed asset write-downs and loss on sale	--	(19,000)
Interest expense	--	(92,000)
Foreign exchange gain (loss)	(669,000)	(37,000)
	$ (391,000)	$ 701,000

In 2003, we incurred net other expenses of $391,000 compared to other income of $701,000 in 2002. In 2003, we had investment income of $379,000 compared to income of $305,000 in the prior year. Lower short-term interest rates were more than offset by higher cash and investment balances. In 2002, we recorded gains on the sale of marketable securities of $544,000. In 2003, we did not sell any of our marketable securities, but we did write-down $101,000 of our investments. At December 31, 2003, we held marketable securities carried at a cost of $1,457,000 with a market value of $9,730,000. In 2002 we recorded interest of $92,000 relating to interest on a convertible debenture obligation. There was no interest expense for 2003 as the debenture had been converted to common stock in late 2002. The foreign exchange loss for 2003 was $669,000 compared to a loss of $37,000 in 2002. The large increase in the loss for the year was a direct result of the impact that the strengthening Canadian dollar had on our U.S. cash and cash equivalent balances at the beginning of 2003. At December 31, 2002, we held US $5,800,000, which had been received as subscriptions for our common stock. As we require U.S. dollars to meet our various property obligations, the funds were not converted to Canadian dollars. During 2003, the Canadian dollar appreciated 22% against the U.S. dollar, with the majority of this increase occurring by mid-year. Going forward, we have adopted a policy that will limit foreign exchange losses and gains.

2002 Compared with 2001

For the year ended December 31, 2002, we incurred a loss of $2,198,000 or $0.06 per share compared to a loss of $3,377,000 or $0.13 per share in 2001. The lower loss is mainly a result of lower mineral property write-offs and gains on sales of marketable securities in 2002 offset by cost increases for certain other categories of expenses.

Expenditures on grass roots exploration and property examinations increased to $279,000 from the $107,000 recorded in 2001. This increase reflected increased activities in Mexico and Chile as we made an effort to locate potential new properties through exploration as well as acquisitions. We have been successful in this regard as three new properties were staked in Mexico and two in Chile. Once a property has been acquired, the acquisition costs are deferred as mineral property costs. In 2002, the Bluey’s property in Australia was abandoned and we wrote-off our $53,000 investment. In 2001, we wrote-off $1,744,000 relating to our remaining investment in the El Asiento property in Bolivia.

Reclamation costs expensed in 2002 were $420,000 compared to $201,000 – an increase of $219,000. On-going environmental and reclamation expenditures were $322,000 reflecting greater activity at sites in British Columbia. In 2002, unlike 2001, there were excellent weather conditions for reclamation at the Duthie property. In 2002 we reviewed our environmental obligations and accrued an additional $98,000 provision (2000 — $nil) on reclamation in British Columbia.

At December 31, 2002, we had accrued $843,000 relating to our various reclamation obligations. Of this amount, $357,000 related to the Duthie property, $240,000 related to the Silver Standard Mine property, $112,000 related to the Silvertip property in British Columbia and $89,000 related to the Candelaria Mine property in Nevada, with the balance relating to our other properties. The Duthie property and Silver Standard Mine property accruals were charged to earnings in 1995 and 1996. The Candelaria Mine property accrual was established in 2002. The Diablillos property and Silvertip property accruals were established in conjunction with their acquisition in 2001 and 2002, respectively. The accruals cover monitoring costs.

Expenses were $2,147,000 during 2002 compared to $1,517,000, an increase of $630,000. Of the increase, $298,000 related to general and administrative costs including depreciation, $73,000 for professional fees, $127,000 for salary and employee benefits and $132,000 for stock-based compensation for non-employees.

General and administrative costs were $1,404,000 compared to $1,105,000 in 2001. Approximately $100,000 of the increase was in the area of investor and shareholder relations, including consulting. This increase related to costs associated with the private placement in the second quarter of 2002 and a number of other investor and shareholder awareness initiatives undertaken in 2002. These shareholder awareness costs continued in 2003. The other areas where there have been increases are in the areas of insurance, capital tax and transfer agent and filing fees.

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

Effective January 1, 2002, we adopted the new accounting standard for stock-based compensation. We granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000 and we expensed $132,000 of this assigned value and deferred $29,000 into mineral property costs. As permitted under the standard, we elected not to follow the fair value method of accounting for stock options granted for directors and employees. Had we followed the fair value method, an additional compensation cost of $1,664,000 would have been recorded.

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

B.   Liquidity and Capital Resources

3.   FINANCIAL POSITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was a usage of $3,303,000 in 2003, compared to usages of $2,250,000 in 2002 and $1,646,000 in 2001.

Investing Activities

Total cash invested in mineral property costs including acquisitions over the last three years are detailed below:

	2003	2002	2001
Manantial Espejo	$ 830,000	$ 1,588,000	$2,312,000
Shafter	743,000	841,000	804,000
Candelaria	476,000	419,000	654,000
Bowdens	1,485,000	751,000	670,000
Challacollo	2,532,000	1,560,000	--
San Marcial	93,000	1,032,000	--
Silvertip	21,000	1,209,000	--
Diablillos	666,000	87,000	2,404,000
Pirquitas	119,000	4,745,000	--
Sunrise	687,000	--	--
La Pitarrilla	677,000	48,000	--
Maverick Springs	868,000	3,000	--
Other	636,000	236,000	372,000
	$ 9,833,000	$12,519,000	$7,216,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

Acquisitions

See Item 4.A — “General Background”.

Marketable Securities

Other investing activities in 2003 included the purchase of $1,042,000 (2002 — $527,000; 2001 – nil) in marketable securities.

We sold certain of our marketable securities in 2002 to realize proceeds of $757,000 with a gain on the sale of $544,000. There were no similar sales in 2003 or 2001. At December 31, 2003, the quoted market value of the marketable securities was $9,730,000 (2002 — $1,358,000) compared to the carried cost of $1,457,000 (2002 — $313,000).

Financing Activities

During 2003, we raised a total of $13,229,000 from new equity compared to $26,725,000 in 2002 and $11,174,000 in 2001. Although there were no funds raised through private placements in 2003, we incurred $54,000 in share issuance costs. These costs related to registration costs for a private placement that closed in December 2002.

	2003	2002	2001
Private placements	$ -	$19,979,000	$ 4,495,000
Exercise of stock options	2,140,000	1,827,000	3,976,000
Exercise of warrants	11,089,000	4,919,000	2,703,000
	$13,229,000	$26,725,000	$11,174,000

In mid January 2004, we closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one of our common shares for a period of two years. Robert Quartermain, our President and one of our directors, acquired 25,000 units under the private placement. The common shares, the common share purchase warrants and the common shares deliverable upon exercise of any of the warrants have not been and will not be registered under the U.S. Securities Act of 1933, and, subject to certain exceptions, may not be offered or sold within the United States. Finders’ fees of 5% in units, 5% in both cash and warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) and 4.25% in cash are payable on various portions of the placement.

In addition, at December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were not issued until subsequent to year-end.

Cash Resources and Liquidity

At December 31, 2003, we had working capital of $16,893,000. This working capital compares to $16,430,000 at the same time in 2002 and $5,520,000 in 2001.

We have planned expenditures on properties of approximately $8,200,000 in 2004, with other planned expenditures of $2,500,000 for administration, reclamation and capital programs. Many of the $8,200,000 in planned property expenditures are discretionary.

A summary of our contractual obligations is as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	$141,000	$ 66,000	$ 32,000	$ 22,000	$21,000
Operating Leases	492,000	116,000	232,000	144,000	--
Total Contractual Obligations	$633,000	$182,000	$264,000	$166,000	$21,000

With our strong working capital position, the closing of the $43,734,000 private placement in January 2004, our marketable securities and in-the-money warrants outstanding, we will be able to meet all of our obligations for the foreseeable future.

4.    STRATEGY

Since 1990, demand for silver has exceeded the combination of silver mine supply and scrap recycling. To the end of 2003, surface stockpiles of silver which had accumulated during the 1970s and 1980s declined by more than 1.6 billion ounces. Since surface stockpiles are finite, we believe the gap between supply and demand must inevitably be met through higher silver prices that will encourage increased production. Since three-quarters of current mine supply of silver is a by-product of gold or base metal operations, the beneficiaries of higher silver prices will be companies focused primarily on silver.

We commenced acquiring and developing a diverse portfolio of silver-dominant properties in 1993 with the expectation that a pipeline of primary silver operations would be developed with increasing higher silver prices. Criteria for the acquisition of key projects have included: sufficient drilling to warrant a resource calculation, thereby reducing technical risk; a relatively low acquisition cost on a per resource ounce basis in order to enhance the economics of future operations; good exploration potential; metallurgy that favors low environmental impact when production commences; and limited environmental impact from any historic operations in order to minimize future contingencies or obligations.

As our resource base has grown, and leverage on a per share basis has increased, our common shares have behaved like an open-ended call option or proxy on silver prices which has enhanced our ability to finance growth.

Since April of 2003, the Commodities Research Bureau Index for basic materials (which are priced in U.S. dollars), frequently used as an indicator of future inflation, has advanced close to 20%. The Index indicates stronger demand for basic materials worldwide as well as a 12% decline in the trade-weighted value of the U.S. dollar.

In the same time frame, spot silver prices have risen from approximately US$4.60 per ounce to US$6.90 per ounce, an increase of 50%. The combination of strong fundamentals for silver, strong demand for industrial metals, including silver, and devaluation of the U.S. dollar appear to be important factors in continued strengthening of silver prices.

As these higher silver prices have enhanced the economics of our projects, we must evaluate the most effective opportunities for deploying shareholder capital. Since the beginning of 2003, our market capitalization has more than tripled, indicating heightened interest in our prospects.

Depending on market conditions and our determination of the most effective use of shareholder capital, production financing may be provided from then current cash; equity and/or debt financing; sale of a partial property interest to another mining company in exchange for construction funding; or sale on non-core assets.

5.     RISKS AND UNCERTAINTIES

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.-"Risk Factors".

6.     IMPACT OF INFLATION

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

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.     Tabular disclosure of contractual obligations.

See Item 5.B – “Liquidity and Capital Resources”.

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

Table No. 27
Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age

R.E. Gordon Davis (1) (2) (3)	Director	February 1996	65
David L. Johnston (2)	Director	May 2000	64
William Meyer (1) (2) (3)	Director	March 1993	66
Robert A. Quartermain (2)	President and Director	January 1985	49
Catherine McLeod-Seltzer (1)(2)(3)	Director	January 2002	44
Linda J. Sue	Corporate Secretary	November 1985	49
Ross A. Mitchell	Vice President, Finance	January 1996	56
Kenneth C. McNaughton	Vice President, Exploration	July 1991	45
Joseph J. Ovsenek	Senior Vice President	February 2003	45

(1)    Member of the Audit Committee

(2)    Resident of Canada

(3)    Member of the Compensation Committee

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

Robert A. Quartermain

Mr.     Quartermain is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain devotes approximately 95% of his time to our business. The remainder of Mr. Quartermain’s time is divided equally between Canplats Resources Corporation (“Canplats”) and Radiant Resources Inc., formerly known as Pacific Sapphire Company Ltd., (“Radiant”). We have employed Mr. Quartermain in this capacity since January 1985 and have entered into an employment agreement with him. See “Executive Compensation – Employment Agreements

Mr.     Quartermain graduated in 1977 from University of New Brunswick with a Bachelor of Science Degree in geology and from Queen’s University in 1981 with a Master of Science Degree in mineral exploration and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president of the Company in 1985. Mr. Quartermain serves as a director and officer of Radiant and as a director of Canplats, IAMGold Corporation (formerly Repadre Capital Corporation), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.), Esperenza Silver Corporation (formerly Reliant Ventures Ltd.) and Strathmore Minerals Corp.

R.E.     Gordon Davis

Mr.     Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats since October 1999 and President of Canplats since March 2000, a mineral resource exploration company whose shares are listed on the TSX Venture Exchange.

David L. Johnston

Mr.     Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at Canadian major mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories.

William Meyer

Mr.     Meyer was formerly vice president, exploration for Teck Corporation and president of Teck Exploration Ltd. He graduated from the University of British Columbia with a Bachelor of Science Degree in geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed vice president, exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He retired from Teck in 1999. Mr Meyer is also a director of Minco Mining and Metals Corporation, GGL Diamond Corporation, Cantech Ventures Inc., Transamerica Resources Corporation and Lysander Minerals Corp.

Catherine McLeod-Seltzer

Ms.     McLeod-Seltzer has been President and director of Pacific Rim Mining Corp. a Toronto Stock Exchange listed mining company, since 1997.  She is also Co-Chairman and a director of Stornoway Ventures Ltd. and a director of, Bear Creek Mining Corporation and Miramar Mining Corp.  Ms. McLeod-Seltzer graduated from Trinity Western University in 1984 with a Bachelor of Arts Degree in Business Administration.

Linda J. Sue

Ms.     Sue devotes approximately 90% of her time to our business, with the remainder of her time split between Canplats and Radiant. Ms. Sue has been employed by us since 1981. Her responsibilities include management of our land titles system.

Ross A. Mitchell

Mr.     Mitchell devotes approximately 90% of his time to our business, with the remainder of his time split between Canplats and Radiant. Prior to his appointment in 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. He earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Kenneth C. McNaughton

Mr.     McNaughton devotes approximately 75% of his time to our business, with the remainder of his time allocated to Canplats. Mr. McNaughton earned a Bachelor of Applied Science Degree and Master of Applied Science Degree in geological engineering in 1981 and 1983, respectively, from the University of Windsor and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Before joining Silver Standard, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Joseph J. Ovsenek

Mr.     Ovsenek devotes 95% of his time to our business, with the remainder of his time allocated to Canplats. Mr. Ovsenek has served in this capacity since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws Degree in 1989 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors.

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

Compensation of Named Executive Officers

We currently have three named executive officers, Robert Quartermain, our President, Joe Ovsenek, our Senior Vice President and Ken McNaughton, our Vice President, Exploration (the “Named Executive Officers”). The following table sets out the compensation awarded, paid to or earned by our Named Executive Officers during the fiscal year ended December 31, 2003:

Table No. 28
Summary Compensation Table

Name and Principal Position	Year (1)	Salary ($) (2)	Bonus ($)	Other Annual Compen sation	No. of Securities under option	Restricted Shares or restricted share units	LTIP Pay Outs	All Other Compen- sation(3) ($)
R.A. Quartermain President	2003 2002 2001	204,697 136,259 123,153	50,000 50,000 0	0 0 0	540,000 470,000 411,200	0 0 0	0 0 0	10,177(3) 9,563(3) 8,751(3)
J. Ovsenek Senior Vice President	2003	100,230	20,000	0	130,000	0	0	5,892(4)
K. McNaughton Vice President, Exploration	2003	91,385	25,000	0	148,600	0	0	8,002(5)

(1)	Fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001.
(2)	A portion of Mr. Ovsenek’s and Mr. McNaughton’s salary has been allocated to a related company.
(3)	Represents life and medical insurance payments made, contributions made to our Group RRSP plan and financial planning services. Mr. Quartermain joined our Group RRSP plan in 2000. Under this plan, Mr. Quartermain contributes 6% of his monthly earnings and we contribute 6%. We contributed a total of $7,252, $6,775 and $6,600 in 2003, 2002 and 2001, respectively.
(4)	Represents life and medical insurance payments made and contributions made to our Group RRSP plan. Mr. Ovsenek joined our Group RRSP plan in 2003. Under this plan, Mr. Ovsenek contributes 4% of his monthly earnings and we contribute 4%. We contributed a total of $4,400 in 2003.
(5)

Represents life and medical insurance payments made and contributions made to our Group RRSP plan. Under this plan, Mr. McNaughton contributes 6% of his monthly earnings and we contribute 5.5%. We contributed a total of $4,958 in 2003.

Table No. 29
Options Granted for the Fiscal Year Ended December 31, 2003

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
R. A. Quartermain	130,000 50,000	29% 19%	$9.10 $12.85	$8.55 $12.70	Jan. 31, 2008 Dec. 22, 2008
J. Ovsenek	100,000 20,000	23% 7%	$9.10 $12.85	$8.55 $12.70	Jan. 31, 2008 Dec. 22, 2008
K. McNaughton	25,000 20,000	6% 7%	$9.10 $12.85	$8.55 $12.70	Jan. 31, 2008 Dec. 22, 2008

(1)     Each option is exercisable into one common share in our capital stock.

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

The following table sets out details of all exercises of stock options during the year ended December 31, 2003 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Table No. 30
Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#) (1)	Average Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (3) Exercisable/ Unexercisable
R. A. Quartermain	110,000	940,450	540,000 exercisable 0 unexercisable	4,408,738 0
J. Ovsenek	40,000	195,600	130,000 exercisable 0 unexercisable	636,700 0
K. McNaughton	22,000	173,800	148,600 exercisable 0 unexercisable	1,166,108 0

(1)	Number of our common shares acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of our common shares on the TSX Venture Exchange on day prior to day of exercise.
(3)	Value using the closing price of our common shares on the TSX Venture Exchange on December 31, 2003 of $14.49 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

Total compensation for all directors and senior officers during the year ended December 31, 2003 totalled $652,300.

Executive Benefits

We have not instituted any pension plans or retirement benefit plans, other than a group RRSP, and none are proposed at this time. Other than as disclosed in this Annual Report, we have not paid any additional compensation to our directors and senior officers for the fiscal year ended December 31, 2003.

Employment Agreements

We engaged Robert A. Quartermain to act as our chief executive officer under an agreement dated January 1, 2003. The agreement provides for Mr. Quartermain to receive a base salary of $180,000 per year for a period of one year to be renewed for further one-year terms on agreement between the parties. Mr. Quartermain must devote at least 20 days per month in performance of his duties and responsibilities with any additional time compensated at a rate of $500 per day or equivalent time off. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary. Effective January 1, 2004, we entered into a further agreement with Mr. Quartermain to act as our chief executive officer. The agreement provides for Mr. Quartermain to receive a base salary of $200,000 per year for a period of two years to be renewed for further one-year terms on agreement between the parties. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group, directors who are not executive officers as a group and employees and consultants as a group are set out below as of December 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

Table No. 31
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date

Executive Officers	10,000	$2.50	August 16, 2006
	289,100	$3.01	November 6, 2006
	168,600	$4.25	January 1, 2007
	195,000	$8.00	August 2, 2007
	300,000	$9.10	January 31, 2008
	125,000	$12.85	December 22, 2008

Directors who are not Executive Officers	12,600	$3.01	November 6, 2006
	12,200	$4.25	January 1, 2007
	90,000	$8.00	August 2, 2007
	80,000	$9.10	January 31, 2008
	80,000	$12.85	December 22, 2008

Employees and Consultants	10,000	$2.09	June 5, 2005
	20,019	$1.90	December 29, 2005
	54,000	$2.50	August 16, 2006
	36,850	$3.01	November 6, 2006
	58,100	$4.25	January 1, 2007
	108,400	$8.00	August 2, 2007
	61,600	$9.10	January 31, 2008
	60,000	$10.35	September 3, 2005
	9,200	$10.35	September 8, 2008
	65,000	$12.85	December 22, 2008

Total:	1,845,669

In addition, as at December 31, 2003, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 32
Outstanding Share Purchase Warrants

	Amount	Exercise Price	Expiry Date

	2,477,020	$4.80	May 10, 2004
	302,500	US $5.05	December 18, 2004

Total:	2,779,520

C.        Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for June 15, 2004.

Our Board of Directors has two committees: the Audit Committee and the Compensation Committee. The members of the Audit Committee and Compensation Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committees.

The Audit Committee, comprised of R.E. Gordon Davis, William Meyer and Catherine McLeod-Seltzer, has the responsibility of, among other things, reviewing with management and our independent auditors our annual financial statements and related footnotes, management's discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors. Each of the members of the Audit Committee is an independent director.

The Compensation Committee, comprised of R.E. Gordon Davis, William Meyer and Catherine McLeod-Seltzer, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our chief executive officer (see Item 6.B – “Compensation”).

D.        Employees

At our corporate head office in Vancouver, we had 10 full and 3 part-time employees as at December 31, 2003, including the members of senior management, three of whom, one full time and two part time, were involved in shareholder and investor communications, three of whom were responsible for project exploration, four of whom carried out our management and executive functions and three of whom, two full time and one part time, provided administrative support. We had 12 (nine full and three part-time) employees, including the members of senior management, as at December 31, 2002 and December 31, 2001, respectively.

E.        Share Ownership

The following table sets out, as of April 28, 2004 the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 33
Named Executive Officers Share Ownership

Name of Beneficial	Title of Class	Number of Securities of Class	Percent of Class

Robert A. Quartermain	common	690,000*	1.45%

J. Ovsenek	common	112,500*	0.24%

K. McNaughton	common	113,000*	0.24%

*includes options and warrants exercisable within 60 days.

As at April 28, 2004, our directors and officers held, as a group, directly or indirectly, an aggregate of 304,000 common shares and 6,500 share purchase warrants exercisable at a price of $4.80 per share until May 10, 2004 and 12,500 share purchase warrants exercisable at a price of $18.50 per share until January 15, 2006.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of April 30, 2004. The exercise price of the stock options is stated in Canadian dollars.

Table No. 34
Named Executive Officers Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date

Robert A. Quartermain	111,200	$3.01	November 6, 2006
	88,800	$4.25	January 1, 2007
	80,000	$8.00	August 2, 2007
	130,000	$9.10	January 31, 2008
	50,000	$12.85	December 22, 2008

J. Ovsenek	90,000	$9.10	January 31, 2008
	20,000	$12.85	December 22, 2008

K. McNaughton	13,000	$4.25	January 1, 2007
	35,000	$8.00	August 2, 2007
	25,000	$9.10	January 31, 2008
	20,000	$12.85	December 22, 2008

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

On December 31, 2003, the shareholders’ list for our common stock showed 2,796 registered shareholders and 42,604,832 shares outstanding. 970 of these registered shareholders were U.S. residents, owning 18,024,042 shares representing 42.3% of our issued and outstanding shares.

B.    Related Party Transactions

Since January 1, 2003, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

In addition, Robert A. Quartermain, our President and one of our directors, participated in a private placement of our units in January 2004 (see Item 5.B – “Liquidity and Capital Resources”).

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8      Financial Information

A.    Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 18 to the audited consolidated financial statements.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated February 20, 2004.

(b)	Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 (in Canadian Dollars).

(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.    Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2003, other than the following:

(a)

we completed a private placement of 2,955,000 of our units at a price of $14.80 per unit, with each unit comprised of one of our common shares and one-half of one common share purchase warrant exercisable for a period of two years at a price of $18.50 per share; and

(b)	to March 31, 2004, we have received $7,721,000 due to the issuance of 1,614,887 common shares relating to the exercising of stock options and warrants.

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

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2004; and (c) each month for the past six months.

Table No. 35
High and Low Price for the Five Most Recent Fiscal Years
on the TSX (Cdn$'s)

Fiscal Year Ended	High	Low

December 31, 2003	$15.75	$5.35
December 31, 2002	$11.90	$3.45
December 31, 2001	$4.30	$1.87
December 31, 2000	$2.95	$1.50
December 31, 1999	$2.90	$1.25

Table No. 36
High and Low Price for the Five Most Recent Fiscal Years
on the Nasdaq SmallCap Market (US$'s)

Fiscal Year Ended	High	Low

December 31, 2003	$12.30	$3.55
December 31, 2002	$7.80	$2.16
December 31, 2001	$2.75	$1.28
December 31, 2000	$2.00	$1.09
December 31, 1999	$2.06	$0.78

Table No. 37
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2004 on the TSX (Cdn$'s)

Period Ended	High	Low

March 31, 2004	$23.00	$13.35
December 31, 2003	$15.75	$7.91
September 30, 2003	$11.75	$6.85
June 30, 2003	$7.30	$6.10
March 31, 2003	$9.89	$5.35
December 31, 2002	$8.56	$5.17
September 30, 2002	$10.70	$5.00
June 30, 2002	$11.90	$4.20
March 31, 2002	$4.71	$3.45

Table No. 38
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years and for the First Quarter of 2004 on the Nasdaq SmallCap Market (US$'s)

Period Ended	High	Low

March 31, 2004	$17.37	$10.21
December 31, 2003	$12.30	$5.81
September 30, 2003	$8.55	$4.96
June 30, 2003	$5.43	$4.16
March 31, 2003	$6.39	$3.55
December 31, 2002	$5.51	$3.22
September 30, 2002	$7.02	$3.13
June 30, 2002	$7.80	$2.66
March 31, 2002	$2.97	$2.16

Table No. 39
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$'s)

Month Ended	High	Low

April 30, 2004	$22.75	$13.50
March 31, 2004	$23.00	$19.81
February 29, 2004	$21.67	$14.12
January 31, 2004	$17.00	$13.35
December 31, 2003	$15.75	$12.25
November 30, 2003	$14.24	$8.80

Table No. 40
High and Low Prices for each Month for the Past Six Months
on the Nasdaq SmallCap Market (US$'s)

Month Ended	High	Low

April 30, 2004	$17.30	$10.05
March 31, 2004	$17.37	$14.65
February 29, 2004	$16.52	$10.64
January 31, 2004	$13.67	$10.21
December 31, 2003	$12.30	$9.30
November 30, 2003	$6.99	$6.60

B.    Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.    Markets

See the first paragraph of this Item 9.

D.    Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

E.    Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

F.    Expenses of the Issue

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

1.

Finder’s fee agreement dated May 1, 2002 between Silver Standard and Global Resource Investments Ltd. in respect of the private placement of 1,152,000 units of Silver Standard. Under the finder’s fee agreement, Silver Standard issued 80,640 units to Global in consideration of services provided in respect of such private placement. For disclosure as to this agreement, please see Item 5.B – “Liquidity and Capital Resources” under the heading “Events in 2002 — Private Placement” of our annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

2.

Purchase agreement dated June 21, 2002 among Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited, Stonehill Capital Management, LLC and Silver Standard. See Item 4.B under the heading “Pirquitas Project” for a description of the purchase agreement.

3.

Letter agreement dated November 7, 2002 among Vista Gold Corporation, Vista Nevada Corp. and Silver Standard. See Item 4.B under the heading “Maverick Springs Project” for a description of the letter agreement.

4.

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

6.

Exploration and development agreement dated June 9, 2003 among Vista Gold Corporation, Vista Nevada Corp. and Maverick Silver Inc. See Item 4.B under the heading “Maverick Springs Project” for a description of the exploration and development agreement.

7.

Purchase agreement dated June 9, 2003 among Northern Hemisphere Development Corp., Aber Diamond Corporation and Silver Standard. See Item 4.B under the heading “Sunrise Lake” for a description of the purchase agreement.

8.

Option agreement dated March 31, 2004 among Sociedad Minera Berenguela S.A., Fossores Ltd., Silver Standard Peru S.A. and Silver Standard. See Item 4.B under the heading “Berenguela Project” for a description of the purchase agreement.

9.	Funding agreement dated March 31, 2004 among Fossores Ltd. and Silver Standard. See Item 4.B under the heading “Berenguela Project” for a description of the purchase agreement.

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

Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15      Controls and Procedures

As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 16      [Reserved]

A.    Audit committee financial expert.

We do not have an audit committee financial expert. We are focused on the exploration and acquisition of silver properties and do not have any sales or revenue. As a result, our board of directors is comprised of individuals with extensive exploration and mining experience. We are considering the appointment of an individual to our board of directors and audit committee to assume the role of audit committee financial expert.

B.    Code of Ethics.

We have adopted a Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. The Code of Business Conduct is available for viewing on our website at www.silver-standard.com.

C.    Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2003	Fiscal year ended December 31, 2002

Audit Fees(1)	$75,500	$42,900

Audit-Related Fees (2)	--	$500

Tax Fees (3)	$21,000	$11,806

All Other Fees	--	--

Total	$96,500	$55,206

(1)	Includes audit, interim financial statements review and fees in connection with regulatory financial filings

(2)	Consultation concerning accounting and financial reporting standards

(3)	Tax return compliance filing and corporate tax structure

Pre-Approval Policies and Procedures

Our audit committee has established policies and procedures that are intended to control the services provided by our auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by our auditors unless the engagement is specifically approved by our audit committee or the services are included within a category which has been pre-approved by our audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

Our audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by our auditors (i) if such services are of a type the performance of which would cause our auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission or Nasdaq rules, and (ii) without consideration, among other things, of whether our auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

All services provided by our principal accountant in 2003 were pre-approved by our audit committee.

D.     Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17      Financial Statements

Our audited consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 18 to the audited consolidated financial statements.

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

12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Pincock, Allen & Holt, a division of Hart Crowser Inc.
14.2	Consent of Mine Development Associates
14.3	Consent of James A. McCrea, P. Geo.
14.4	Consent of Roscoe Postle Associates Inc.
14.5	Consent of Sundance Ventures
14.6	Consent of Snowden Mining Industry Consultants
14.7	Consent of PricewaterhouseCoopers LLP

- 101/102 -

A.    Financial Statements

Silver Standard Resources Inc.
(an exploration stage company)

Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(expressed in thousands of Canadian dollars)

March 12, 2004

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 18, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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

"R.A. Quartermain"	"Ross A. Mitchell"
R.A. Quartermain	Ross A. Mitchell
President	Vice President, Finance

Independent Auditors’ Report

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada
February 20, 2004

Silver Standard Resources Inc.
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2003 and 2002
____________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars)

	2003 $	2002 $
Assets
Current assets
Cash and cash equivalents (note 14(a))	16,428	17,342
Marketable securities (notes 4 and 11(b))	1,457	313
Accounts receivable (note 11(a))	339	409
Prepaid expenses	234	200

	18,458	18,264

Reclamation deposits (note 13)	153	70
Investments (note 4)	--	100
Mineral property costs (note 5)	66,491	56,230
Fixed assets (note 6)	111	84

	85,213	74,748

Liabilities
Current liabilities
Accounts payable and accrued liabilities	725	817
Current portion of provision for reclamation (note 13)	248	142
Mineral property payable (note 5(k))	526	772
Current portion of long-term debt (note 7)	66	103

	1,565	1,834

Provision for reclamation (note 13)	1,043	701

Long-term debt (note 7)	75	249

	2,683	2,784

Shareholders' Equity
Capital stock (note 8)
Authorized
100,000,000 common shares without par value
Issued
42,604,832 common shares (2002 - 39,190,887)	113,537	99,510
Share subscriptions (note 10)	455	--
Value assigned to stock options (note 9)	170	148
Deficit	(31,632)	(27,694)

	82,530	71,964

	85,213	74,748

Subsequent event (note 19)

Approved by the Board of Directors:

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2003 $	2002 $	2001 $

Exploration and mineral property costs
Property examination and exploration	465	279	107
Mineral property costs written off (note 5)	--	53	1,744
Reclamation (note 13)	507	420	201

	(972)	(752)	(2,052)

Expenses
Depreciation	30	24	25
General and administration	1,579	1,404	1,105
Professional fees	143	153	80
Salaries and employee benefits	654	434	307
Stock-based compensation (note 9)	169	132	--

	(2,575)	(2,147)	(1,517)

Other income (expenses)
Investment income	379	305	176
(Loss) gain on sale of marketable securities and investment
writedowns	(101)	544	--
Fixed asset writedowns and loss on sale	--	(19)	--
Gain on sale of mineral property	--	--	1
Interest expense (note 3(a))	--	(92)	--
Foreign exchange (loss) gain	(669)	(37)	15

	(391)	701	192

Loss for the year	(3,938)	(2,198)	(3,377)

Deficit - Beginning of year	(27,694)	(25,496)	(22,119)

Deficit - End of year	(31,632)	(27,694)	(25,496)

Weighted average number of shares outstanding	40,409,854	35,739,100	26,375,200

Basic and diluted loss per common share	(0.10)	(0.06)	(0.13)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Loss for the year	(3,938)	(2,198)	(3,377)
Items not affecting cash
Depreciation	30	24	25
Mineral property costs written off	--	53	1,744
Interest expense	--	90	--
Fixed asset writedowns and loss on sale	--	19	--
Gain on sale of mineral property	--	--	(1)
Loss (gain) on sale of marketable securities and
investment writedowns	101	(544)	--
Valuation of options issued to non-employees	169	132	--
Donation made in shares	--	41	--
Provision for reclamation	370	98	--
Foreign exchange (gain) loss	(4)	37	--

	(3,272)	(2,248)	(1,609)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(14)	(222)	(137)
Accounts payable and accrued liabilities	(17)	220	100

	(3,303)	(2,250)	(1,646)

Cash flows from financing activities
Shares issued for cash	13,229	26,725	11,174
Share subscriptions received	455	--	--
Share issue cash costs	(54)	(333)	(26)
Repayment of long-term debt	(211)	(152)	(22)

	13,419	26,240	11,126

Cash flows from investing activities
Minority interest buy-out	--	(2)	--
Mineral property costs	(9,833)	(7,963)	(4,591)
Proceeds on sale of mineral property	--	--	1
Purchase of fixed assets	(57)	(38)	(28)
Proceeds on sale of fixed assets	--	--	49
On acquisition of joint venture	--	34	--
Acquisitions (note 3)	--	(4,556)	(2,625)
Reclamation deposit (advance) recovery	(83)	40	(18)
Purchase of marketable securities	(1,042)	(527)	--
Proceeds on sale of marketable securities	--	757	--

	(11,015)	(12,255)	(7,212)

Foreign exchange (loss) gain on foreign cash held	(15)	30	--

(Decrease) increase in cash and cash equivalents	(914)	11,765	2,268

Cash and cash equivalents - Beginning of year	17,342	5,577	3,309

Cash and cash equivalents - End of year	16,428	17,342	5,577

Supplementary cash flow information (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

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

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S.generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 18.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentia S.A. (Pacific Rim Argentina) and Silver Assets, Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(c), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property. The company proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton), which is reflected in the Manantial Espejo mineral property, and proportionately consolidates its 43.4% interest in Sunshine Argentina Inc. (Sunshine), which is reflected in the Pirquitas mineral property.

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

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly liquid short-term investments with an initial maturity of over 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of original cost and quoted market value.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

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

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

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

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

The company has a share option plan which is described in note 9. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on that date. The company does not record any compensation cost on the granting of stock options to employees and directors using the intrinsic value method as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. Additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options, are presented in note 9.

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

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 9 and 10.

3	Acquisitions

a)

In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc. (Sunshine) which owns the surface and mineral rights for the Pirquitas silver project (note 5(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. In July 2003, the Company issued 9,980 common shares with a value of $74,850 in full settlement of the interest due relating to the debenture (note 8).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina that owns the mineral rights for the Diablillos silver-gold project in Argentina (note 5(a)). The company has accounted for the acquisition as a purchase for total consideration of $5,429,649 (US$3,426,391).

c)

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(b)) by issuing 400,000 common shares valued at $920,000. The value of the common shares issued was based on market price. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Corporation (Black Hawk) in exchange for the remaining 40% interest in the Sulphurets property such that the company now owns 100% of Sulphurets.

d)

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(j)). The acquisition closed on October 1, 2001 with the company making cash payments of $103,947 (US$65,834), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 10), issuing a $300,000 non-interest bearing promissory note (which was settled during 2002 by the issuance of 70,922 common shares) and the assumption of all liabilities relating to the property following completion of reclamation by Kinross. The cost of monitoring on completion of reclamation is estimated to be US$20,300 over a five-year period. The fair value of the consideration amounted to $2,691,947, which was allocated to mineral property costs. The value of the common shares issued was based on market price.

4	Marketable securities and investments

	2003 $	2002 $

Marketable securities	1,457	313

Investments	--	100

At December 31, 2003, the quoted market value of marketable securities was $9,730,000 (2002 - $1,358,000). During 2003, the $100,000 investment in the shares of Sandy K. Mines Ltd. was fully provided for.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

5	Mineral property costs

At December 31, mineral property costs are as follows:

			2003

	Acquisition costs $	Exploration costs $	Total $

Argentina
Chubut	58	94	152
Diablillos	5,370	798	6,168
Manantial Espejo	4,090	7,336	11,426
Pirquitas	6,592	342	6,934
Australia
Bowdens	10,892	6,079	16,971
Canada
Silvertip	1,818	142	1,960
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	29	1,263
Chile
Cachinal	17	78	95
Challacollo	2,271	1,996	4,267
Juncal	16	27	43
La Flora	15	31	46
Mexico
La Pitarrilla	50	708	758
La Valenciana	16	252	268
Ortega	33	22	55
San Agustin	28	131	159
San Marcial	722	716	1,438
Other	19	20	39
United States
Candelaria	2,981	1,883	4,864
Maverick Springs	553	844	1,397
Shafter	2,544	1,996	4,540

Balance - December 31, 2003	41,712	24,779	66,491

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

			2002

	Acquisition costs $	Exploration costs $	Total $

Argentina
Diablillos	5,433	122	5,555
Manantial Espejo	4,090	6,519	10,609
Pirquitas	6,592	188	6,780
Australia
Bowdens	10,714	4,725	15,439
Canada
Silvertip	1,818	121	1,939
Sulphurets	2,393	1,255	3,648
Chile
Cachinal	16	53	69
Challacollo	649	1,086	1,735
Juncal	16	20	36
Mexico
La Pitarrilla	16	47	63
La Valenciana	12	58	70
Ortega	17	19	36
San Marcial	641	705	1,346
United States
Candelaria	2,981	1,413	4,394
Maverick Springs	474	301	775
Shafter	2,391	1,345	3,736

Balance - December 31, 2002	38,253	17,977	56,230

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Acquisition and exploration costs incurred during the year are as follows

	2003 $	2002 $

Balance - Beginning of year	56,230	39,136

Acquisition costs for the year	3,458	11,880

Exploration costs
Assaying	705	235
Camp costs	1,786	1,078
Consulting	144	147
Drafting/engineering	177	101
Drilling	1,824	1,805
Environmental	293	299
Field administration	227	274
Maps and prints	60	--
Property holding costs	205	281
Geology	899	659
Legal	151	280
Value added tax	332	108

Exploration costs for the year	6,803	5,267

Costs written off in the year	--	(53)

Balance - End of year	66,491	56,230

a)	Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of 525,995 common shares valued at $2,980,000.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)	Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 50% interest in Minera Triton Argentina S.A. (Minera Triton), a wholly owned subsidiary of Triton, for a 40% interest in the Manantial Espejo project in Argentina. Triton, through Minera Triton, held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick).

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share) with Barrick retaining a royalty (see below). In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(c)), such that Triton held a 90% interest in the Manantial Espejo property.

In March 2002, the company acquired the entire interest in the Manantial Espejo property for consideration paid to Black Hawk as set out below. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company is the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

In 2002, Pan American and the company acquired all of Barrick’s royalty interests and another 1.2% net smelter return royalty on the property. The company’s 50% share of these royalty purchases was US$400,000 (paid).

c)	Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine (note 3(a)), which owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina. The company is the operator of Sunshine and all permits necessary for mining are currently valid. Sunshine owns all the surface rights covering the mineralization and location for the mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government.

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (AUS) $85,500 to maintain its interest.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

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

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. An additional $112,000 was accrued as a project cost representing the fair value of the reclamation obligations. In 2003, the company lodged a $79,000 reclamation deposit as security for its reclamation obligations (note 13).

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(c)), the project was held as a 60% joint venture interest.

g)	Sunrise Lake, Canada

In June 2003, the company acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. To acquire this project, the company made a cash payment of US$488,000 and issued 83,004 common shares of the company valued at $576,000.

h)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion). Under the terms of the agreement, the company made cash option payments of US$1,500,000 staged over two years. The company now owns 100% of the project, subject to a 4% net smelter returns royalty, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US$1.5 million.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

i)	San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and the issuance of 45,706 common shares of the company with a value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company is to make US$75,000 in staged payments (paid) and pay US$387,500 by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period and this commitment has been met.

j)	Candelaria, U.S.A.

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria silver mine in Nevada. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(d)), which has been allocated to mineral property costs. In 2002, $89,000 was accrued as a project cost representing the fair value of the reclamation obligations. Under its agreement, upon completion of reclamation by Kinross, the company assumed all liabilities relating to the Candelaria property and has to provide substitute environmental bonds presently lodged by Kinross. The total cost of the monitoring of the property is estimated to be US$20,300 over a five-year period. The bonding amount required is US$1,679,435, but with the reclamation completed by Kinross to date, the size of the bonding requirements is expected to be reduced over time. The bonding date was extended to April 1, 2004 upon the payment of US$50,000 (paid) to Kinross. The company has pledged the property to Kinross as collateral pending arranging reclamation bonding.

k)	Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista), in which the company will acquire all silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the agreement, the company paid Vista US$300,000 on closing and will contribute US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments. At December 31, 2003, the company had paid Vista US$242,358 toward exploration and accrued an additional US$407,135 ($526,000; 2002 — $772,000), leaving US$550,507 remaining to be spent on exploration under the agreement.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

l)	Shafter, U.S.A.

The company owns a 100% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for mill assets to be eventually used at Shafter. During the year ended December 31, 2003, the mill was moved to the property and the company paid US$50,000 and issued 5,000 common shares valued at $36,000, for an additional land acquisition. All permits necessary to place the property in production are valid and subject to renewal over time.

m)	Bluey’s, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey’s silver property and the surrounding tenement in Australia’s Northern Territory by incurring exploration expenditures over time totalling AUS$750,000. During 2002, the company terminated its interest and wrote off deferred costs of $53,000.

n)	El Asiento, Bolivia

In 2001, the company wrote off its $1,744,000 investment in the El Asiento property and, in 2003, terminated its option on the property, returning the property back to the optionor.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

6	Fixed assets

			2003

	Cost $	Accumulated depreciation $	Net $

Office equipment	339	230	109
Land	2	--	2

	341	230	111

			2002

	Cost $	Accumulated depreciation $	Net $

Office equipment	285	203	82
Land	2	--	2

	287	203	84

7	Long-term debt

	2003 $	2002 $

Amount payable to a former officer of Silver Assets in variable annual
amounts over 20 years, discounted at 7.3%, final payment in 2015	61	103
Mortgage payable at 10%, due in monthly instalments of US$649, final
payment due April 1, 2008 (i)	32	50
Amounts payable relating to land acquisitions, final US$37,500 payment
due July 31, 2004. Interest at US$1,000 per month	48	199

	141	352
Less: Current portion	66	103

	75	249

              (i)    The mortgage is collateralized by certain properties in the Shafter project (note 5(l)).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

8	Capital stock

Authorized
100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance - December 31, 2000	24,266,458	52,078

Issued during the year
For cash
Private placement (a)	1,914,000	4,495
Exercise of options (note 9)	1,941,225	3,976
Exercise of warrants (note 10)	1,733,000	2,703
Finders' fees on private placement (a)	59,270	139
For mineral properties (note 3(c) and (d))	1,000,000	2,882
Share issue costs	--	(165)

Balance - December 31, 2001	30,913,953	66,108

Issued during the year
For cash
Private placement (b)	4,750,000	19,979
Exercise of options (note 9)	695,734	1,827
Exercise of warrants (note 10)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (note 5(e), (i) and (l))	198,706	1,258
For conversion of convertible debenture (note 3(a))	360,636	2,092
For mineral property payables (notes 3(d) and 5(a))	596,917	3,280
Assigned value of exercised warrants and options	--	339
Other	10,000	41
Share issue costs (b)	--	(656)

Balance - December 31, 2002	39,190,887	99,510

Issued during the year
For cash
Exercise of options (note 9)	536,372	2,140
Exercise of warrants (note 10)	2,779,589	11,089
For mineral properties (note 5(g) and 5(l))	88,004	612
In settlement of interest (note 3(a))	9,980	75
Assigned value of exercised options	--	165
Share issue costs	--	(54)

Balance - December 31, 2003	42,604,832	113,537

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

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

b)

During the year ended December 31, 2002, the company completed two private placements. In May 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders’ fee on this placement. In December 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at US$5.05 until December 18, 2004. The company paid $146,500 in cash as a finders’ fee on this placement. Other costs associated with both private placements totalled $343,000.

9	Stock options

The company has a comprehensive share option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

        The changes in stock options issued to officers, employees, directors and non-employees are as follows:

	2003		2002		2001

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at
January 1	1,565,441	4.60	1,392,775	2.58	2,257,500	2.06
Granted	816,600	10.46	868,400	6.26	1,135,000	2.70
Exercised	(536,372)	3.99	(695,734)	2.63	(1,941,225)	2.05
Forfeited	--	--	--	--	(58,500)	2.29

Options outstanding at
December 31	1,845,669	7.37	1,565,441	4.60	1,392,775	2.58

Options exercisable at
December 31	1,784,419	7.30	1,529,191	4.60	1,376,525	2.58

        As of December 31, 2003, incentive stock options represent 4.3% of issued and outstanding common capital.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.09	10,000	10,000	June 5, 2005	1.4
10.35	60,000	40,000	September 3, 2005	1.7
1.90	20,019	20,019	December 28, 2005	2.0
2.50	64,000	64,000	August 16, 2006	2.6
3.01	338,550	338,550	November 6, 2006	2.8
4.25	238,900	231,400	January 1, 2007	3.0
8.00	393,400	380,900	August 2, 2007	3.6
9.10	441,600	437,850	January 31, 2008	4.1
10.35	9,200	1,700	September 3, 2008	4.7
12.85	270,000	260,000	December 22, 2008	5.0

	1,845,669	1,784,419		3.6

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

The company granted 66,500 (2002 — 74,900) stock options to non-employees in 2003. The fair value of these options was $187,000 (2002 — $161,000), with the company expensing $169,000 (2002 — $132,000) of this assigned value and deferring $18,000 (2002 — $29,000) into mineral property costs. As permitted under Canadian GAAP, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $2,840,000 (2002 — $1,664,000) in respect of the 720,600 (2002 — 793,500) shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

	2003 $	2002 $

Loss for the year
As reported	3,938	2,198
Compensation expense	2,840	1,664

Pro forma	6,778	3,862

Basic and diluted loss
As reported	0.10	0.06
Pro forma	0.17	0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2003	2002

Expected dividend yield (%)	nil	nil
Average risk-free interest rate (%)	3.5	3.4
Expected life (years)	2.5	2.5
Expected volatility (%)	61	50

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

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

10	Warrants

During the year ended December 31, 2001, the company issued 600,000 common share purchase warrants which were assigned a value of $326,000 (note 3(d)). During the year ended December 31, 2002, these warrants were exercised and the assigned value was credited to capital stock. At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were not issued until subsequent to year-end.

            The changes in warrants outstanding are as follows:

	2003		2002		2001

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding
at January 1	5,559,109	4.56	2,560,270	2.87	1,720,000	1.50
Granted	--	--	4,583,140	5.00	2,573,270	2.91
Exercised	(2,779,589)	3.99	(1,584,301)	3.10	(1,733,000)	1.56

Warrants outstanding
at December 31	2,779,520	4.99	5,559,109	4.56	2,560,270	2.87

        The following table summarizes information about warrants outstanding at December 31, 2003:

Exercise price $	Warrants outstanding	Expiry date	Weighed average remaining life (years)

4.80	2,477,020	May 10, 2004	0.4
US$5.05	302,500	December 18, 2004	1.0

	2,779,520		0.5

11	Related party transactions

a)

During the year ended December 31, 2003, the company recorded management fees and expense reimbursements of $112,600 (2002 — $176,900; 2001 — $312,900) from companies related by common management. At December 31, 2003, accounts receivable include $46,100 (2002 — $78,500; 2001 — $93,500) from these related parties.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

c)

During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management. During the year ended December 31, 2002, the company settled mineral property payables of $3,026,000 with the issuance of 525,995 shares to a company with a director in common.

12	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2003	2002	2001

Statutory tax rate	37.6%	39.6%	45%

	$	$	$

Loss for the year	(3,938)	(2,198)	(3,377)

Provision for income taxes based on
statutory rates	(1,480)	(870)	(1,520)
Differences in foreign tax rates	(8)	11	(1)
Losses for which an income tax benefit
has not been recognized and other	1,488	859	1,521

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2003 $	2002 $

Long-term future tax assets
Capital and non-capital loss carry-forwards	7,527	7,329
Fixed assets and resource properties	6,524	5,497
Share issuance costs	183	362

Total future tax assets	14,234	13,188
Valuation allowance for future tax assets	(14,234)	(13,188)

Net future tax assets	--	--

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c)

As of December 31, 2003, the company has approximately $13,979,000 in operating losses, $6,041,000 in capital losses, and $9,994,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$

2004	323
2005	3,426
2006	2,427
2007	1,615
2008	1,702
2009	2,291
2010	2,195

13,979

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

13	Reclamation

During the year ended December 31, 2003, the company incurred $507,000 (2002 — $420,000; 2001 — $201,000) in on-going environmental and reclamation costs and changes in the provision for reclamation.

At December 31, 2003, $1,291,000 (2002 — $843,000; 2001 — $503,000) has been recorded by the company as a provision for future reclamation expenses for its various properties, of which $248,000 is considered current.

The company’s asset retirement obligations relate to site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

There has been no restatement of amounts reported in prior financial statements, as the impact of adoption was considered to be immaterial. The cumulative effect of the change up to January 1, 2003, which was recorded in 2003, was to increase mineral property cost by $17,000 and reclamation expense by $21,000.

             A reconciliation of the provision for reclamation is as follows:

$

Balance - Beginning of year	843

Liabilities settled during the year	(99)
Accretion expense	55
Revisions in estimated cash flows	492

Balance - End of year	1,291

        The provision for reclamation is based on the following key assumptions:

o	total undiscounted cash flows of $2,021,000

o	the expected timing of payment of the cash flows ranging in the years 2004 to 2014

o	a credit adjusted risk free rate at which the estimated cash flows have been discounted of 10%.

At December 31, 2003, the company has lodged $153,000 (2002 — $70,000; 2001 — $110,000) in security deposits with various government agencies in relation to its reclamation obligations. An additional US$1,679,435 in security is required to be lodged by April 1, 2004 relating to the Candelaria property (note 5(j)).

14	Supplementary cash flow information

a)	Cash and cash equivalents at December 31 comprised the following:

	2003 $	2002 $	2001 $

Cash on hand and balances held with
banks	1,337	1,138	1,764
Short-term deposits	15,091	12,053	3,813
Short-term investments	--	4,151	--

	16,428	17,342	5,577

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)	During the years ended December 31, 2003, 2002, and 2001, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2003 $	2002 $	2001 $

Non-cash financing activities
Shares issued for mineral property payables	--	3,280	--
Shares issued for mineral properties	612	1,258	2,882
Shares issued for convertible debentures	--	2,092	--
Shares issued in settlement of interest	75	--	--
Shares issued for donations	--	41	--
Value assigned to options issued to non-employees	169	161	--
Mineral property payable	--	--	3,326
Warrants issued for mineral properties	--	--	326
Shares issued for finders' fees	--	323	139
Finders' fees satisfied by issue of shares	--	(323)	(139)

	856	6,832	6,534

Non-cash investing activities
Reclamation capitalized to mineral properties	(97)	(242)	--
Shares issued for mineral properties	(612)	(1,258)	(2,882)
Value assigned to convertible debenture on acquisition	--	(2,035)	--
Payable for mineral property	--	(772)	(3,326)
Warrants issued for mineral properties	--	--	(326)
Other mineral property costs	--	(291)	--
Marketable securities received for mineral properties	53	--	--
Marketable securities received for accounts receivable	50	--	--
Option value assigned to mineral property	(18)	(29)	--
Foreign exchange component included in reclamation	(19)	--	--

	(643)	(4,627)	(6,534)

c)	Interest paid in the year was $nil. (2002 — $2,000; 2001 — $nil).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

15	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	110	--	--	--	111
Mineral property costs	24,680	16,971	6,871	4,451	2,717	10,801	66,491

	24,680	16,972	6,981	4,451	2,717	10,801	66,602

2002

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	83	--	--	--	84
Mineral property costs	22,944	15,439	5,587	1,840	1,515	8,905	56,230

	22,944	15,440	5,670	1,840	1,515	8,905	56,314

16	Commitments

a)

The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments are $116,000 required in each of the next four years and $29,000 in year five.

b)	Mineral property commitments are described in note 5.

17	Fair value of financial instruments

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

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

18	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

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

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP, exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, then any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no reserves and no producing properties. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144. Based on this guidance, for US GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred (note (f)).

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (note (f)).

iii)

Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581 “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2003, short-term investments of $nil (2002 — $4,151,000) would be excluded from cash equivalents for U.S. GAAP.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

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

b)	Consolidated summarized balance sheets

	2003			2002

	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $ (Restated - f)

Assets

Current assets (ii)	18,458	8,271	26,729	18,264	1,045	19,309
Mineral property
costs (i) and (iii)	66,491	(66,491)	--	56,230	(56,230)	--
Other assets (ii)	264	--	264	254	(100)	154

	85,213	(58,220)	26,993	74,748	(55,285)	19,463

Liabilities

Current liabilities	1,565	--	1,565	1,834	--	1,834
Other liabilities	1,118	--	1,118	950	--	950

	2,683	--	2,683	2,784	--	2,784

Shareholders' Equity

Capital stock (iii)	113,537	169	113,706	99,510	169	99,679

Share subscriptions	455	--	455	--	--	--
Stock options	170	--	170	148	--	148
Other comprehensive
loss/gain	--	8,271	8,271	--	1,045	1,045

Deficit (i) (ii) and (iii)	(31,632)	(66,660)	(98,292)	(27,694)	(56,499)	(84,193)

	82,530	(58,220)	24,310	71,964	(55,285)	16,679

	85,213	(58,220)	26,993	74,748	(55,285)	19,463

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c)	Consolidated statements of loss and deficit

	2003 $	2002 $ (Restated - f)	2001 $ (Restated - f)

Loss in accordance with Canadian GAAP	3,938	2,198	3,377
Mineral property costs for the year (i)	10,261	17,147	13,675
Mineral property costs written off during
the year (i)	--	(53)	(1,744)
Other	(100)	(10)	9

Loss in accordance with U.S. GAAP	14,099	19,282	15,317
Unrealized gain on available-for-sale
securities (ii)	(7,226)	(1,045)	--

Comprehensive loss	6,873	18,237	15,317

Basic and diluted loss per share	0.35	0.54	0.58

d)	Consolidated statements of cash flows

	2003 $	2002 $ (Restated - f)	2001 $ (Restated - f)

Cash flows from operating activities
Per Canadian GAAP	(3,095)	(2,250)	(1,646)
Mineral property costs (i)	(9,587)	(7,963)	(4,591)

Per U.S. GAAP	(12,682)	(10,213)	(6,237)

Cash flows from investing activities
Per Canadian GAAP	(10,768)	(12,255)	(7,212)
Mineral property costs (i)	9,587	7,963	4,591

Per U.S. GAAP	(1,181)	(4,292)	(2,621)

e)	Impact of Recently Issued Accounting Standards

In April 2003, FASB issued Statement No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. The statement amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the company’s financial position and results of operations.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). This statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS 150 many issuers classified such instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the company’s Consolidated Financial Statements because the company does not have any financial instruments with characteristics of both liabilities and equity.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 — “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

The CICA has issued Accounting Guideline 13 — “Hedging Relationships” which establishes certain conditions regarding when hedge accounting may be applied which is effective for the company’s fiscal year beginning January 1, 2004. The company does not expect the adoption of this guideline to have a material impact on the company’s financial position or results.

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this Guideline to have a material impact on the company’s financial position or results of operations.

f)	Restatement

The company has restated the U.S. GAAP information to write off capitalized mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (a)(i), and the investment (a)(ii). The effect of the restatement was to increase the U.S. GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,282,000 (2001: from $5,526,000 to $15,317,000; and 2000: from $4,211,000 to $5,777,000) and to increase the U.S. GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51 (2001: from $0.21 to $0.58; and 2000: from $0.19 to $0.26). The effect of the restatement was also to reduce the U.S. GAAP shareholders’ equity as at December 31, 2002 from $53,681,000 to $16,679,000 (2001: from $32,642,000 to $6,163,000).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

19	Subsequent event

In mid January 2004, the company closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one common share of the company for a period of two years. Finders’ fees of 5% in units, 5% in both cash and warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) and 4.25% in cash are payable on various portions of the placement.

END OF FINANCIAL STATEMENTS

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc.
__________________________________
(Company)

By:

/s/ Robert A. Quartermain
________________________________
Robert A. Quartermain, President & Director

Date: May 20, 2004

Exhibit 12.1

CERTIFICATION
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

Date:   May 20, 2004

/s/ Robert A. Quartermain ____________________________ Robert A. Quartermain President

- 104/105 -

Exhibit 12.2

CERTIFICATION
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

Date:   May 20, 2004

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance

- 106/107 -

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: May 20, 2004

“Robert A. Quartermain”
Robert A. Quartermain
President

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: May 20, 2004

“Ross A. Mitchell”
Ross A. Mitchell
Vice President, Finance