Form 20-F
SILVER STANDARD RESOURCES INC
filed 2005-03-31
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2004
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
51,576,802
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

- iii / iv -

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

In this Annual Report, “we”, “us”, “our”, “Silver Standard”, “the Company” and “the company” refer to Silver Standard Resources Inc., a company incorporated under the Company Act (British Columbia), and its subsidiaries.

- v -

GLOSSARY OF GEOLOGICAL TERMS

DEFINITIONS AND ABBREVIATIONS

alteration - usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

breccia - rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

claim - that portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

conglomerate - rock composed of mostly rounded fragments which are of gravel size or larger in a finer grained matrix.

crystalline - means the specimen is made up of one or more groups of crystals.

cut-off grade - the minimum grade of mineralization that delimits mineralization that has a reasonable prospect of economic extraction from mineralization that does not have a reasonable prospect of economic extraction.

dyke - a tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

dilution - results from the mixing in of unwanted gangue or waste rock with the ore during mining.

dolomite - a magnesium bearing limestone usually containing at least 15% magnesium carbonate.

fault - a fracture in a rock where there has been displacement of the two sides.

feasibility study means a detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

g/t - grams per tonne.

gangue - term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

geophysics - the study of the physical properties of rocks, minerals, and mineral deposits.

grade - the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare - a square of 100 metres on each side.

host rock - the rock within which the ore deposit occurs.

igneous - means a rock formed by the cooling of molten silicate material.

- vi -

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

induced polarization method - the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

intrusion - general term for a body of igneous rock formed below the surface.

limestone - sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

massive - a geologic body more than 100 millimeters in thickness.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Mineral Reserve - is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Mineral Resource - is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

- vii -

mineralization - usually implies minerals of value occurring in rocks.

net profits interest royalty - a royalty based on the profit, allowing for costs directly related to production. The expenses that the operator deducts from revenue are defined in the royalty agreement. Payments generally begin after payback of capital costs. The royalty holder is not responsible for contributing to capital expenses, covering operating losses or environmental liabilities.

net smelter return – means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties.

net smelter return royalty – a royalty paid from cash flow that is free of any operating or capital costs and environmental liabilities.

outcrop - means an exposure of rock at the earth’s surface.

porphyry – a rock with conspicuous large grains in a fine grained ground mass.

oz/ton - ounces per ton.

Preliminary Feasibility Study - is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Probable Mineral Reserve - is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

Proven Mineral Reserve - is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on August 20, 2000.

reclamation bond – a financial instrument or cash usually required when mechanized work is contemplated on a mineral claim. The bond may be used to reclaim any workings or put right any damage, if the reclamation of the mineral claim does not satisfy the requirements of the regulations.

sedimentary - a rock formed from cemented or compacted sediments.

- viii -

sediments - are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

sericite - a fine-grained variety of mica occurring in small scales, especially in schists.

shear zone - where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

silicate - most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

sill - tabular intrusion which is sandwiched between layers in the host rock.

stockwork – a mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

sulphide - a mineral compound characterized by the linkage of sulphur with a metal.

tailings - material rejected from a mill after recoverable valuable minerals have been extracted.

tailings pond - a pond in which tailings are disposed.

tuff - a finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

veins - the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

waste - rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

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

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2004	Year ended Dec 31, 2003	Year ended Dec 31, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	$1,518	$3,938	$2,198	$3,377	$1,705
3. Loss per common share*	$0.03	$0.10	$0.06	$0.13	$0.08
4. Total assets	$210,100	$85,213	$74,748	$45,399	$31,070
5. Long term obligations and redeemable preferred stock**	$46	$75	$249	$143	$165

	Year ended Dec 31, 2004	Year ended Dec 31, 2003	Year ended Dec 31, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000
6. Capital stock	$217,502	$113,537	$99,510	$66,108	$52,078
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	51,576,802	42,604,832	39,190,887	30,913,953	24,266,458
* All of our operations are continuing. ** No preferred stock has been issued.

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2004	Year ended Dec 31, 2003	Year ended Dec 31, 2002 restated	Year ended Dec 31, 2001 restated	Year ended Dec 31, 2000 restated
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period*	$75,880	$14,099	$19,282	$15,317	$5,777
3. Loss per common share*	$1.57	$0.35	$0.54	$0.58	$0.26
4. Total assets	$69,718	$26,993	$19,463	$6,163	$3,765
5. Long term obligations and redeemable preferred stock**	$46	$75	$249	$143	$165
6. Capital stock	$216,875	$113,706	$99,679	$66,603	$52,247
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	51,576,802	42,604,832	39,190,887	30,913,953	24,266,458
* All of our operations are continuing. ** No preferred stock has been issued.

Reference should be made to note 20 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (Cdn$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2004	1.30	1.40	1.18	1.20
Fiscal Year Ended December 31, 2003	1.40	1.58	1.29	1.29
Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended December 31, 2000	1.48	1.56	1.43	1.52

Table No. 4

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.31	1.27	1.23	1.24	1.24	1.26
Low	1.26	1.22	1.18	1.19	1.20	1.23

On March 24, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn $1.2150

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

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

•	market fluctuations for precious metals;
•	the proximity and capacity of natural resource markets and processing equipment; and
•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining:

•	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:
o	establish ore reserves through drilling;
o	develop metallurgical processes to extract the metals from the ore; and
o	construct the mining and processing facilities at any site chosen for mining.

We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

•	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate
o	road access;
o	water and power supply; and
o	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

•

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

•	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:
o	unusual or unexpected geological formations;
o	power outages;
o	labour disruptions;
o	flooding, explosions, rockbursts, cave-ins, landslides, and;
o	inability to obtain suitable or adequate machinery, equipment or labour.

We may become subject to liabilities in connection with:

o	pollution;
o	cave-ins; or
o	hazards against which we cannot insure against or which may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

•	Mining operations and exploration activities are subject to national and local laws and regulations governing:
o	prospecting, development, mining and production;
o	exports and taxes;
o	labour standards, occupational health and mine safety;
o	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

•

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

o	global or regional consumption patterns;
o	supply of, and demand for, silver, gold, tin, zinc and lead;
o	speculative activities;
o	expectations for inflation; and
o	political and economic conditions.

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

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

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

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by:

•	political instability and violence;
•	war and civil disturbance;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;

•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure; and
•	unenforceability of contractual rights;

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

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) and as a director of Canplats Resources Corporation, IAMGold Corporation (formerly Repadre Capital Corporation), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.), Esperanza Silver Corporation (formerly Reliant Ventures Ltd.) and Minco Silver Corporation. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

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

In February 2004, we exercised our option to acquire a 100% interest in the San Marcial Silver Project located in Mexico. See Item 4.B - “Business Overview”.

In March 2004, we acquired from Sociedad Minera Berenguela S.A. and Fossores Ltd. an option to acquire all of the silver resources contained in the Berenguela project in Peru. See Item 4.B - “Business Overview”.

In March 2004, we also entered into a funding agreement with Fossores Ltd. under which we will acquire all of the data related to the Berenguela project held by Fossores Ltd. and a prefeasibility study on the Berenguela project. See Item 4.B - “Business Overview”.

In October 2004, we announced the formation of a strategic alliance with Minco Mining & Metals Corporation (Minco) to jointly pursue silver opportunities in China. See Item 4.B - “Business Overview”.

In October 2004, we announced the approval of our Nasdaq National Market listing application and the commencement in trading of our shares on the Nasdaq National Market. See Item 9.A – “Offer and Listing Details”.

In October 2004, we acquired the remaining 56.6% interest in Sunshine Argentina, Inc., the holder of the Pirquitas Project in Argentina, from Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P. See Item 4.B - “Business Overview”.

In November 2004, we announced commencement in trading of our shares on the Toronto Stock Exchange. See Item 9.A – “Offer and Listing Details”.

In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.

The information contained in this Annual Report is current as at December 31, 2004, other than where a different date is specified.

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

We have five principal mineral property interests: (1) the Pirquitas Project in the Province of Jujuy, Argentina, (2) Pitarrilla Project in Durango State, Mexico, (3) a 50% interest in the Manantial Espejo Project in the Province of Santa Cruz, Argentina, (4) the Bowdens Silver Project in the Mudgee District of Australia and (5) the Shafter Silver Project in Texas, U.S.A. We also have eight secondary properties: the Diablillos Project in Argentina, an option to acquire all of the in-ground silver at the Berenguela Project in Peru, the Challacollo Silver Project in Chile, an option to acquire a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., the San Marcial Silver Project in Mexico, the San Agustin Property in Durango State, Mexico, the Silvertip Property in northern British Columbia, Canada and the Sunrise Lake Deposit in the Northwest Territories, Canada; and two long-term properties: the Candelaria Mine in west central Nevada, U.S.A. and the Sulphurets Project in British Columbia, Canada. We have also formed a strategic alliance with Minco to jointly pursue silver opportunities in China and have several other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered principal, secondary or long-term properties.

Principal Properties

Pirquitas Project

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., a Delaware corporation, the holder of the rights to the Pirquitas Project. The total purchase price for the 43.4% interest was:

•	the payment at closing of US $3,000,000 in cash; and
•	the issuance of a US $1,340,000 convertible debenture, with a term of one year, exercise price of Cdn $5.80 per share and interest rate of 10% per annum.

The debenture was fully converted by the holder by December 31, 2002 into 360,636 common shares in our capital. At the time of the acquisition of 43.4% interest in Sunshine Argentina, Inc., we became the operator of the Pirquitas Project

Under an agreement dated October 20, 2004, we acquired from Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P. a 56.6% interest in Sunshine Argentina, Inc., for a 100% total interest, on the issuance of 2.663 million common shares in our capital.

We currently own 100% of the issued and outstanding shares in the capital of Sunshine Argentina, Inc. for a 100% interest in the Pirquitas Project.

Pitarrilla

We acquired by staking the original mineral claim covering Pitarrilla in November 2002 and acquired two contiguous claims by staking in 2003 and 2004. In addition, we acquired two adjoining claims, the Pena and Pena 1 claims, on payment of US $300,000 and are in the process of acquiring a third claim, the America claim, on payment of US $250,000. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of Pitarrilla:

•	US $5,000 in cash following the staking of the property (paid);
•	the greater of (i) US $5,000 and (ii) two percent of our direct exploration expenditures on the Property, payable every six months; and
•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee is an aggregate of US $500,000.

We currently own a 100% interest in Pitarrilla, subject to the above described finder’s fee capped at US $500,000.

Manantial Espejo Project

On November 4, 1998, we entered into an agreement with Triton Mining Corporation (“Triton Mining”), a wholly-owned subsidiary of Black Hawk Mining Inc., a Toronto Stock Exchange listed company, pursuant to which we acquired an option to acquire a 50% interest in Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Triton Mining. In order to exercise the option, we were required to:

•	make staged cash option payments to Triton Mining of US $1,536,500 (paid); and
•	incur exploration expenditures on the Manantial Espejo Project of US$4.5 million by December 31, 2001, extendable to December 31, 2002 in certain circumstances.

At the time we acquired our option to acquire a 50% interest in Minera Triton:

•

Minera Triton owned 80% of the issued and outstanding shares of Compania Minera Altovalle S.A. (“Altovalle”), an Argentine corporation, which owned certain mineral properties known as the “Manantial Espejo Project” located in the Santa Cruz Province of Argentina.

•	The remaining 20% of the shares of Altovalle were owned by Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation, ("Barrick Gold").

Under the terms of the Altovalle shareholders' agreement between Minera Triton and Barrick Gold, on completion of a feasibility study for the Manantial Espejo Project, Barrick Gold was required to elect to either:

•	increase its interest in Altovalle to 40% by paying Minera Triton 40% of its reasonable costs incurred in respect of the Manantial Espejo Project; or

•

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

In addition, under the terms of the Altovalle shareholders’ agreement between Minera Triton and Barrick Gold, the following royalties were payable to Barrick Gold:

•	a payment of 60 cents (U.S.) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and
•	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

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

•	issuing to Barrick Gold 400,000 of our common shares valued at $920,000;
•

granting to Barrick Gold a royalty of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the Manantial Espejo Project payable prior to the commencement of construction of a mine at the Manantial Espejo Project;

•	granting to Barrick Gold a 3% net smelter returns royalty on any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study;
•	agreeing to maintain in place the following royalties payable to Barrick Gold:
o	the payment of 60 cents (U.S.) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and
o	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

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

On January 22, 2002, we received from Triton Mining an offer to sell to us all of its interest in the Manantial Espejo Project pursuant to the terms of the right of first refusal contained in the shareholders’ agreements for Minera Triton and Altovalle. On February 22, 2002, we elected to exercise our right of first refusal and entered into an agreement with Triton Mining under which we agreed to purchase Triton Mining’s remaining interest in Altovalle and the Manantial Espejo Project for US $2,000,000, which at the time consisted of:

•	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project; and
•

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

Concurrently with entering into the agreement with Triton Mining, we entered into an agreement with Pan American Silver Corp. (“Pan American”) to sell to Pan American:

•	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and
•	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;

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

With the completion of the above described transactions, we currently have the following interest in the Manantial Espejo Project:

•	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and
•	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;
•	subject to Barrick Gold’s right to:
o	receive a payment of 60 cents (U.S.) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and
o	receive a 0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

Bowdens Silver Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The acquisition of the shares of GSM Exploration was completed on August 22, 1997. At the time, the only asset of GSM Exploration was the Bowdens Silver Project, which it acquired from CRA Exploration Pty Limited (“CRA Exploration”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994. Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

•	receive a payment of A$1,429,397 on GSM Exploration making a decision to mine in respect of the Bowdens Silver Project;
•

reacquire up to a 51% interest in the Bowdens Silver Project in the event gold and silver resources are delineated on the Bowdens Silver Project in excess of A$800,000,000 or base metal resources are delineated on the Bowdens Silver Project in excess of A$3,000,000,000 within the six month period following the decision to mine; and

•	reacquire a 100% interest in the Bowdens Silver Project at no cost in the event GSM Exploration did not make a decision to mine in respect of the Bowdens Silver Project by August 11, 1999.

On July 31, 1997, prior to completing the acquisition of the shares of GSM Exploration, we entered into an agreement with CRA Exploration under which CRA Exploration agreed to release all of its rights to reacquire an interest in the Bowdens Silver Project in return for:

•	the issuance of 160,000 of our common shares (which have since been issued);
•	the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Silver Project; and
•	the granting of a royalty of two percent of net smelter returns reducing to one percent of net smelter returns after the payment of US$5,000,000 in royalties.

Accordingly, with the completion of the acquisition of the shares of GSM Exploration and the signing of the agreement with CRA Exploration, we own the following interest in the Bowdens Silver Project:

•	100% of the shares of GSM Exploration for a 100% interest in the Bowdens Silver Project;

•	subject to the rights of CRA Exploration to receive:
o	payment of A$1,500,000 on the commencement of commercial production on the Bowdens Silver Project; and
o	a royalty of two percent of net smelter returns reducing to one percent of net smelter returns after the payment of US$5,000,000 in royalties.

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

Prior to our acquisition Silver Assets, Inc. and Rio Grande, Rio Grande purchased all of the “major” outstanding royalties on metal production from the Shafter Silver Project. One of these royalties was a 6.25 percent net smelter return royalty payable to Cyprus Amax out of future mining revenues, which Rio Grande purchased from Cyprus Amax for $50,000 cash and a $475,000 note. Following our acquisition of Silver Assets, Inc.:

•	we made the final payment of US $75,000 plus interest due to Cypress Amax under the US $475,000 note; and
•

we acquired one of the two remaining royalties on metal production from the Shafter Silver Project of 6.5% on the Chavez-Miller portion of the property, covering an area of approximately 137.4 hectares, for US $117,500.

The only remaining material royalty on metal production from the Shafter Silver Project is a 6.25% royalty on a narrow strip of land, covering an area of 10 acres, leased from the State of Texas that contains only a minor amount of the Mineral Resource.

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

Secondary Properties

Diablillos Property

As of November 1, 2001, we entered into a purchase agreement with Silver Standard (BVI) Inc. (our wholly owned subsidiary) and Pacific Rim Mining Corp. (“Pacific Rim”) and Pac Rim Cayman and Pac Rim Caribe (III) (wholly owned subsidiaries of Pacific Rim). Under the agreement, we agreed to acquire all of Pacific Rim’s interest in the Diablillos property located in Salta Province, Argentina through the acquisition of all of the shares of two indirect wholly owned subsidiaries of Pacific Rim: Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the purchase agreement, we agreed to pay Pacific Rim US $3,400,000 in staged payments of:

•	US $1,000,000 payable in cash on closing;
•	US $500,000 payable in cash on December 31, 2001;
•	US $500,000 payable in cash or our shares, at our election, on or before June 30, 2002;
•	US $500,000 payable in cash or our shares, at our election, on or before December 31, 2002;
•	US $500,000 payable in cash or our shares, at our election, on or before June 30, 2003; and
•	US $400,000 payable in cash or our shares, at our election, on or before December 31, 2003.

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

Berenguela Project

On March 31, 2004, we, and our wholly owned subsidiary Silver Standard Peru S.A., entered into an option agreement with Sociedad Minera Berenguela S.A. (“SOMINBESA”) and Fossores Ltd. (“Fossores”) under which we acquired an option to acquire all of the in-ground silver resources contained in the Berenguela project in Peru. In order to maintain the option in good standing, we are required to:

•	issue 17,500 of our common shares to SOMINBESA following acceptance for filing of the option agreement by the TSX Venture Exchange (issued);
•	substantially complete an exploration program on the Berenguela project having an in-ground expenditure of a minimum of US $500,000;
•	cause a silver resource estimate (the “Berenguela Resource Estimate”) for the Berenguela project to be prepared using all existing data, including data generated in the exploration program;

In order to exercise the option, we are required to issue to SOMINBESA the number of common shares in our capital that have a value equal to:

•	if the price of silver is less than or equal to US $5.50 per ounce, US $0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;
•

if the price of silver is greater than US $5.50 per ounce but less than or equal to US $6.50 per ounce, US $0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

•	if the price of silver is greater than US $6.50 per ounce, US $0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

on or before the earlier to occur of:

•	July 31, 2005; and

•	the expiry of a period of 60 days following the filing of the Berenguela Resource Estimate with the Canadian Securities Administrators;

provided that we shall have not less than a period of 60 days following the completion of the Berenguela Resource Estimate to exercise the option, if the Berenguela Resource Estimate is completed prior to July 31, 2005.

Under the terms of the option agreement, we have the right on exercise of the option, among other things, to:

•	to acquire and mine all silver resources in excess of the those contained in the Berenguela Resource Estimate on payment of US $0.10 per ounce; and
•

independently exploit the silver resources on the property if SOMINBESA has not completed a feasibility study and commenced the development of the property at the time the average London fix of the price of silver has exceeded US $7.00 per ounce, averaged over a consecutive 130 day period.

On March 31, 2004, we also entered into a funding agreement with Fossores, under which Fossores agreed to provide us with:

•	all the data in Fossores’ files concerning the Berenguela project;
•	a computerized index of the data;
•	the metallurgical processes that can be used to recover the silver resources from the Berenguela project; and
•	a pre-feasibility study that presents an economically viable plan for the development of the Berenguela project, including silver recovery.

Under the funding agreement, we agreed to pay Fossores:

•	US $20,000 on execution of the Berenguela option agreement (paid);
•	US $180,000 following acceptance for filing of the Berenguela option agreement by the TSX Venture Exchange (paid); and
•	on exercise of the Berenguela option agreement:
o	if the price of silver is less than or equal to US $5.50 per ounce, US $0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;
o

if the price of silver is greater than US $5.50 per ounce but less than or equal to US $6.50 per ounce, US $0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver is greater than US $6.50 per ounce, US $0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate.

We currently have the following interest in the Berenguela Project:

•	an option to acquire all of the in-ground silver resources contained in the Berenguela project:
•	subject to:
o	carrying out the exploration program on the Berenguela project having an in-ground expenditure of a minimum of US $500,000;

o	causing the Berenguela Resource Estimate to be prepared on or before July 31, 2005;
o	exercising the option and making the exercise payment described above; and
o	following exercise of the option, making the payment to Fossores described above.

Challacollo Silver Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Silver Project located in northern Chile. Under the terms of the option agreement, we are required to make the following cash option payments totaling US $1,500,000 over two years:

•	US $20,000 due on signing the option agreement; (paid)
•	US $130,000 due on March 1, 2002; (paid)
•	US $250,000 due on August 1, 2002; (paid)
•	US $500,000 due on March 1, 2003 (paid); and
•	US $600,000 due on August 1, 2003 (paid).

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

At the date of this Annual Report, we have the following interest in the Challacollo Silver Project:

•	a 100% interest in the Challacollo Silver Project:
•	subject to:
o	a 2% production royalty capped at US $850,000; and
o	a 2% production royalty increasing to 3% once the above 2% royalty is fully paid, which may be purchased for US $1,500,000 at any time.

We currently own a 100% interest in the Diablillos property.

Maverick Springs Project

As required by a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and Silver Standard, on June 9, 2003, our wholly owned subsidiary Maverick Silver Inc. entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below. This option is exercisable on:

•	payment of US $300,000 on execution of the exploration and development agreement (paid); and

•	incurring US $1,200,000 over four years to fund required exploration expenditures, land payments and option payments, of which approximately US $1,100,00 has been incurred as at December 31, 2004.

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation and Newmont Capital Limited (together, “Newmont”), Vista and VNC, Newmont granted Vista and VNC an option to acquire a 100% interest in the Maverick Springs Project. In order to maintain the option in good standing, Vista and VNC must make the following payments and expenditures required to be made under Newmont’s mining lease with the owner of the property:

•	payment of US $15,000 on October 1, 2002 (paid);
•	payment of US $50,000 on October 1, 2003 (paid); and
•	payment of US $100,000 on each October 1st thereafter; and
•

a net smelter returns royalty ranging from 1.9% for gold and silver prices that are less than US $250 and US $4.50 per ounce, respectively, to 5.9% for gold and silver prices that are greater than US $550 and US $8.50 per ounce, respectively, and

•	a net smelter returns royalty of 2.9% for all metals other than gold and silver; and
•	completion of a minimum of 6,400 feet of exploration drilling in each of the first three years of the agreement.

In order for Vista and VNC to exercise their option from Newmont, they are required to:

•	pay Newmont US $250,000 in cash (paid);
•	reimburse Newmont for 2003 federal maintenance fees of US $37,300 (paid);
•	issue to Newmont 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at US $4.43 per share);
•

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

•	grant to Newmont a 1½% net smelter returns royalty on production from the Maverick Springs Property.

In addition, following the fourth anniversary of the option agreement with Newmont, Newmont may, on payment of 200% of Vista’s expenditures on the Maverick Springs Project, acquire a 51% interest in the project. If Newmont elects to acquire a 51% interest in the Maverick Springs Project, expenditures by Vista, following the acquisition of 51% of the project by Newmont, will be capped at US $2,000,000 until a feasibility study is completed for the project.

We currently have the following interest in the Maverick Springs Project:

•	an option to acquire up to a 55% interest in the Maverick Springs Project:
•	subject to:

o	making all option payments and work commitments under the exploration and development agreement with Vista and VNC described above;
o	making, together with Vista and VNC, all payments and expenditures under Newmont’s lease with the property vendor described above;
o	making, together with Vista and VNC, all remaining option payments under Vista’s and VNC’s option agreement with Newmont described above; and
o	the net smelter returns royalties payable to the property owner and Newmont described above;
o	Newmont’s right to acquire a 51% interest in the Maverick Springs Project described above.

San Marcial Silver Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial property located in Sinaloa State, Mexico. Under the terms of the option:

•	we may earn a 50% interest by:
o	making cash payments totaling US $29,000 by February 4, 2002; and
o	incurring exploration expenditures of at least US $175,000 by April 30, 2002.
•	We may then earn up to a 100% interest in Gold-Ore’s option by, at our election, either:
o	issuing to Gold-Ore 200,000 of our common shares with a value of at least US $350,000; or
o	paying to Gold-Ore US $350,000 in cash and our common shares with at least US $150,000 in cash.

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

•

we outline in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 gram/tonne silver cut-off grade, we shall pay to Gold-Ore, in cash or our common shares, at our election, US $0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

•

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

To exercise Gold-Ore’s option and earn a 100% interest in the San Marcial property pursuant to the underlying option agreement, we will be required to:

•	make cash payments to the property vendor totaling US$462,500:
o	US $25,000 by August 4, 2002;
o	US $25,000 by February 4, 2003;
o	US $25,000 by August 4, 2003; and
o	US $387,500 by February 4, 2004;

•	incur US $400,000 in further exploration expenditures on the property by February 4, 2004 (US $200,000 of which must be incurred by February 4, 2003);
•	pay US $100,000 on commencement of commercial production to International American Resources Inc.;
•	pay a 3% net smelter returns royalty to the property vendor, provided that each 1% of the royalty can be acquired for US $600,000.

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

•	paying to Gold-Ore US $150,000 in cash;
•	issuing to Gold-Ore 45,706 common shares in our capital; and
•

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

At the date of this Annual Report, we have the following interest in the San Marcial Project:

•	a 100% interest in the San Marcial Project:
•	subject to:
o	paying US $100,000 on commencement of commercial production to International American Resources Inc.; and
o	paying a 3% net smelter returns royalty to the property vendor, provided that each 1% of the royalty can be acquired for US $600,000.

San Agustin

We acquired by staking the mineral claims covering San Agustin in April 2003. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the San Agustin Property:

•	US $5,000 in cash following the staking of the property;
•	the greater of (i) US $5,000 and (ii) two percent of our direct exploration expenditures on the property, payable every six months; and
•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property.

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

Silvertip Property

Under an agreement dated November 27, 2002 with Imperial Metals Corporation and its wholly-owned subsidiary Silvertip Mining Corporation (together “Imperial”), we acquired a 100% interest in the Silvertip Property located in northern British Columbia. Under the agreement:

•	we paid Imperial $1,200,000 in cash;
•	issued to Imperial 100,000 of our common shares; and
•	assumed the remaining reclamation obligations associated with the property (at the date of this Annual Report, reclamation binding totals $79,000 in respect of the Silvertip Property).

Certain of the non-core claims comprised in the property are subject to a 5% net profits interest royalty.

We currently own the following interest in the Silvertip Property:

•	we own a 100% interest in the Silvertip Property;
•	subject to a 5% net profits interest royalty on certain of the non-core claims comprised in the property.

Sunrise Lake Deposit

Under an agreement dated June 9, 2003 with Northern Hemisphere Development Corp. (“Northern”) and Aber Diamond Corporation (“Aber”), we acquired a 100% interest in the Sunrise Lake Deposit located in the South MacKenzie District, Northwest Territories, Canada. Under the agreement:

•	we paid Northern US $252,442.40 in cash and issued to Northern 42,938 of our common shares;
•	we paid Aber US $235,557.60 in cash and issued to Aber 40,066 of our common shares; and
•	assumed the remaining reclamation obligations associated with the property.

The claims comprised in the property are subject to a 5% net profits interest royalty.

We currently own the following interest in the Sunrise Lake Deposit:

•	we own a 100% interest in the Sunrise Lake Deposit;
•	subject to a 5% net profits interest royalty on claims comprised in the property.

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

•	make staged cash payments to Kinross totalling $300,000 over a period of 12 months;

•

issue 600,000 units to Kinross (each unit to consist of one common share and one common share purchase warrant, with each warrant entitling Kinross to acquire one additional common share for a period of one year at a price of $3.50); and

•	pay US$1,000,000 to Kinross on commencement of commercial production.

In addition to the payments and share issuances, on exercise of the option:

•	Kinross may elect to require us to purchase the processing facility located on the mine site for $300,000; and
•	we will assume all liabilities relating to the mine.

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

•	payment to Kinross Gold of US $65,834;
•

issuance to Kinross Gold of 600,000 common shares in our capital and 600,000 common share purchase warrants, with each warrant entitling Kinross Gold to acquire one additional common share until October 1, 2002 at a price of Cdn $3.50 per share;

•

delivery to Kinross Gold of a promissory note in the amount of Cdn $300,000 payable on or before April 1, 2002 in cash or our shares, at our election, at a price equal to the 20-day average closing price of our shares on the Canadian Venture Exchange (we paid the full amount of the promissory note on March 26, 2002 by the issuance to Kinross Gold of 70,922 of our common shares);

•	reimbursement of Kinross Gold of US $209,607 for expenses incurred by Kinross Gold in respect of the Candelaria mine from April 1, 2001 to September 30, 2001; and
•	the assumption of all liabilities associated with the Candelaria mine.

Under the purchase agreement, Kinross Gold agreed to maintain the reclamation bonding for the Candelaria mine in place until April 1, 2003, extendable to April 1, 2004 on our payment to Kinross Gold of US $50,000. In March 2003, we paid the US $50,000 for Kinross Gold to maintain the reclamation bonding in place until April 1, 2004 at which time we are required to provide substitute reclamation bonding. Reclamation bonding for the property is currently US $1,679,435. We have pledged the shares of Kinross Candelaria Mining Company to Kinross Gold, Inc. as collateral pending our arrangement of reclamation bonding. In March 2004, we filed a substitute reclamation bond and related documents with the Bureau of Land Management to assume the reclamation bonding for the Candelaria Mine. On July 30, 2004, the Bureau of Land Management processed our filing and, effective March 8, 2004, accepted our substitute reclamation bond and terminated the period of liability of the Kinross Gold reclamation bond. As a result, the shares of Kinross Candelaria Mining Company (now known as Candelaria Mining Company) are no longer pledged to Kinross Gold.

Under the terms of the purchase agreement, Kinross Gold was responsible for completing the reclamation of the mine, and we agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross Gold. Kinross Gold completed the reclamation of the Candelaria Mine in 2003. With the completion of the reclamation of the mine by Kinross Gold, we are responsible for the establishment of plant growth on the property. In the event the seeding by Kinross Gold on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of US $136,800; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of US $1,272,100. In addition, on reclamation of the mine, we must monitor the mine at a total estimated cost of US $20,300 over a five year period.

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

At the date of this Annual Report, we own all of the shares of Candelaria Mining Company, which owns a 100% interest in the Candelaria mine.

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

Minco Silver – Strategic Alliance

In October 2004, we formed a strategic alliance with Minco to jointly pursue silver opportunities in China. Under the terms of the alliance, we invested $2,000,000 in Minco Silver Corporation (“Minco Silver”), a subsidiary of Minco, to acquire a 20% interest in Minco Silver. We will have preferential purchase rights to participate in future financings of Minco Silver in order to increase our interest to up to 30% of Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and Silver Standard to pursue silver projects in China. Robert Quartermain, our President and one of our directors, will represent us on the board of directors of Minco Silver. William Meyer, one of our directors, is the Chairman of Minco and will also be on the board of directors of Minco Silver.

Minco has evaluated many silver projects in China over the past two years and has assembled a large silver database. Currently, Minco Silver has the right to earn 70% of the equity interest in the Fuwan Silver project, Guangdong, China.

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

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990’s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2002, 2003 and 2004, we carried out reclamation work of $155,000, $81,000 and $205,000, respectively. Reclamation work will continue in 2005 at an estimated cost of $506,000. Remaining reclamation obligations include placing perimeter ditches around the tailings impoundment area, capping the tailings, constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation are $305,000, which amount has been included in our provision for reclamation and includes $20,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants are studying the property to determine whether reclamation is required for the tailings on the property and the property in general. Accordingly, a reclamation plan has not been formulated. If a reclamation plan is required, determination of reclamation costs must await submission of the plan to and acceptance by appropriate government agencies, until that time monitoring is not required. The only remedial work required on the property at this time is the closure of mine workings, which has an estimated cost of $336,000, which amount has been included in our provision for asset retirement obligations in our financial statements.

Others

We have several other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered our principal, secondary or long-term properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.	Organizational Structure

We have 15 material subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our material subsidiaries:

Table No. 5

Material Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Silver Standard Interest
Candelaria Mining Company	Delaware, USA; January 31, 1964	October 1, 2001	100%
Maverick Silver Inc.	Nevada, USA, January 24, 2003	January 24, 2003	100%
Minera Silver Standard Chile S.A.	Chile; November 10, 1994	November 10, 1994	100%
Minera Triton Argentina S.A.	Argentina; January 21, 1997	March 27, 2002	50%
Newhawk Gold Mines Ltd.	British Columbia, Canada; January 20, 1948	September 30, 1999	100%
Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%
Rio Grande Mining Company	Nevada, USA; September 28, 1992	September 22, 2002	100% (1)
Silver Assets, Inc.	California, USA; June 18, 1932	September 22, 2002	100%

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Silver Standard Interest
Silver Standard (BVI) Inc.	British Virgin Islands; November 21, 1996	November 21, 1996	100%
Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%
Silver Standard Peru S.A.	Peru; January 31, 1997	January 31, 1997	100%
Silver Standard U.S. Inc.	Nevada, USA; March 11, 1994	March 11, 1994	100%
Silver Standard Mexico S.A. de C.V.	Mexico; January 18, 1995	January 18, 1995	100%
Silver Standard Australia Pty Limited	Australia; June 26, 1987	August 22, 1997	100%
Sunshine Argentina, Inc.	Delaware, September 8, 1994	October 22, 2004	100%(2)

(1)	We owned a 90.56% interest on acquisition, which increased to 100% on February 4, 2002.
(2)	We acquired a 43.4% interest on June 27, 2001 and acquired the remaining 56.6% interest on October 22, 2004.

D.	Property, Plant and Equipment

Principal Properties

Pirquitas Project

Location, Access and Infrastructure

Our 100% owned Pirquitas Project is a polymetallic (silver, tin, and zinc) deposit situated in the Puna de Atacama of northwestern Argentina, in the Province of Jujuy. The project site is located approximately 355 km northwest of the city of San Salvador de Jujuy. Access to the site is on public roads. The project is located in mountainous terrain with elevations ranging from 4,100 to 4,400 meters above mean sea level. There are no nearby power lines or telecommunication lines. See the following Pirquitas Project, Location Map.

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
1935-1990

The source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started in 1935. Twelve mines operated in the area and it was often found that mineralization from one mine would turn out to be the same zone as in another, leading to the eventual interconnecting of the mines. The largest mines were San Miguel, Chocaya, Llallagua, and Potosí. Reported total production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems

1995-2003

Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine's exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground. A feasibility study was completed for the project by Sunshine Argentina in 1999-2000.

2004

With the acquisition of a 100% interest in the Pirquitas property, we have commenced updating the feasibility study completed in 1999/2000 to take into account current economic conditions. We are also planning an underground ramp to (a) provide a platform area to allow underground drilling, if required, to better define the base of the open pit in the proposed 1999/2000 feasibility study and (b) access the Oploca vein mineralization, which is located outside the proposed open pit.

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

Mine Development Associates of Reno, Nevada completed the following resource estimate for the Pirquitas Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated August 19, 2004.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 6 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 6

Silver Standard Resources Inc.

Pirquitas Project

Measured Mineral Resource Estimate – In Situ Resource

(Diluted Resource, All Metals, Based on Silver Cutoff of 30 g/t Silver)

Classification	Tonnes	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)
Measured	5,349,000	158	0.21	0.65

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 7 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 7

Silver Standard Resources Inc.

Pirquitas Project

Indicated Mineral Resource Estimate – In Situ Resource

(Diluted Resource, All Metals, Based on Silver Cutoff of 30 g/t Silver)

Classification	Tonnes	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)
Indicated	28,416,000	136	0.14	0.55

In addition to these in situ resource, Mine Development Associates also reported that the Winters Company, an independent consulting firm reported that recent sampling and metallurgical test work completed by Sunshine Argentina has enabled the jig tailings to be classified as Indicated.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 8 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 8

Silver Standard Resources Inc.

Pirquitas Project

Indicated Mineral Resource Estimate – Jig Tails (1)

Classification	Tonnes	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)
Indicated	593,000	234	0.37	0.127
(1)

We have been advised that a portion of the jig tails, less than one-half, are claimed by a third party. As a result, we have only included 43.4% of the jig tails, the amount included prior to our acquisition of a 100% interest in Pirquitas, in our total resources for the Pirquitas property, pending resolution of the claim.

Pitarrilla Property

Location, Access and Infrastructure

The Pitarrilla Property is located in the northern part of the State of Durango, Mexico, approximately 150 kilometers north of Durango City. The property can be accessed from several all-weather roads. Electrical power is generated at a dam at Palmito located 30 kilometers to the north. See the following Pitarrilla Property Location Map.

Land Tenure

The Pitarrilla Property is comprised of six mineral claims covering an area of approximately 11,700 hectares. In order to maintain our rights to these concessions we are required to make “canon” payments to the Mexican government.

La Pitarrilla Project
N
Parral
MONTERREY
Torreon
Saltillo
DURANGO
Mazatlan
ZACATECAS
Aguascalientes
San Luis Potosi
GUADALAJARA
Pacific
Ocean
49
45
40
54
57
15
0 50 100 150
KILOMETRES
Silver Standard
RESOURCES INC.
LA PITARRILLA PROJECT
Durango, Mexico
LOCATION MAP
DATE: OCT. 2002
SCALE: AS SHOWN

History

In the late 1990’s, Monarch Resources drill tested several gold anomalies on the eastern flank of the Cerro Pitarrilla. We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting. This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), two of which have been tested by 97 drill holes totalling approximately 11,000 metres.

Geology and Mineralization

Silver mineralization is localized in a porphyry sill, forming the Cordon Colorado zone and the Peña Dyke area. Both areas of mineralization formed as part of a large volcanic complex measuring 2.5 kilometers by 4 kilometers. Silver mineralization defined to date is restricted to the porphyry rock phases.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 9 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 9

Silver Standard Resources Inc.

Pitarrilla Property

Indicated Mineral Resource Estimate

(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Indicated	16.5	113.5

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 10 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 10

Silver Standard Resources Inc.

Pitarrilla Property

Inferred Mineral Resource Estimate

(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Inferred	4.7	85.9

Manantial Espejo Project

Location, Access and Infrastructure

Our 50% owned Manantial Espejo property is located in southern Argentina in the province of Santa Cruz, centered at longitude 69° 30’ west and latitude 48° 46’ north. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometers east of the property. See the following Manantial Espejo Project, Location Map.

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

There are no nearby power lines or telecommunication lines. A natural gas transmission line is located within 150 kilometers of the property, passing just west of San Julian. There is little mining history in the area with the exception of active Anglo-Ashanti’s Cerro Van Guardia and Coeur d Alene’s Martha mines. A small labor force can be found in Gobernador Gregores.

Land Tenure

The Manantial Espejo property consists of 17 mineral concessions covering a total of 25,533 hectares, extending 36 kilometers east-west and 19 kilometers north-south. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government as well as complete a 3 year (2003-2005) investment of $2.5 million. Both of these requirements have been met.

In August 2001, we acquired, together with Triton Mining through Minera Triton, two ranches totalling 26,750 hectares (103.3 square miles) for US$575,000, including buildings and improvements, payable over three years. The two ranches cover the main areas of defined mineralization at Manantial Espejo. These payments have been made and title is in the name of Minera Triton.

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

2002-2004

In 2002, we formed a 50%-50% joint venture with Pan American for the exploration and development of the property (see Item 4.B – “Business Overview”). In 2003, the joint venture commenced in-fill drilling and geotechnical drilling and initiated a feasibility study for the property, which is anticipated to be completed in mid 2005.

To March 14, 2005, a total of 685 drill holes totalling approximately 75,000 meters have been completed on the Manantial Espejo Project, including metallurgical, geotechnical and condemnation drill holes, but excluding the wagon drill holes completed by St. Joe Minerals Corp. A large component of drilling in 2004 was dedicated to infill drilling successfully improving confidence in the mineral resource estimation necessary to development mining plans. The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the deposit.

Geology and Mineralization

Mineralization at Manantial is hosted in epithermal systems: the Maria Vein, Karina/Union Vein, Mellissa Vein and Concepcion Vein. The largest zone of mineralization outlined to date is in the Maria Vein. The vein is a thick multiphase quartz-adularia vein exposed on surface for more than 1.0 kilometer and has been intersected to a depth of 275 meters below surface. This vein averages 7.8 meters in true thickness but ranges from 0.63 meters to 20 meters thick.

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

The Karina/Union Vein is exposed on surface for a distance of 850 meters and has been drilled to a depth of 150 meters. The host rocks, alteration and mineralogy of the vein is similar to the Maria Vein. Several interconnected high-grade silver-gold epithermal veins in a stockwork like system, produce drill intersections in excess of twenty meter true widths.

The Melissa Vein has a faint surface expression that rarely outcrops. The trend of 1.5 to 2.5 meter-wide high-grade silver-gold epithermal system has an N080 degree strike with a steep northerly dip. The mineralization and host geology is very similar to that encountered at the Maria Vein. Structurally, Melissa is thought to be the extensional component to the Maria shear system. The Melissa Vein has been defined by drill holes along a 300 meter strike length and 200 meters down dip.

The Concepcion Vein is a quartz-adularia composite lode-system mineralized by breccia veins containing high-grade silver-gold mineralization over a strike distance of 600 meters. Mineralization is open at depth and at both ends. The host rocks, mineralogy and alteration are similar to the other veins on the property. The Concepcion vein system is stratigraphically and structurally controlled within units of the Chon Aike Formation.

Resource Estimates

As of the date of this report, the Manantial Espejo Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Four veins: Maria, Karina/Union, Melissa and Concepcion, have been investigated in sufficient detail to enable a diluted resource to be estimated by Pan American (Dr. Michael Steinmann, P. Geo., qualified person under National Instrument 43-101). In estimating the diluted resource for the Manantial Espejo Project, Pan American used a cut-off grade of 121 g/t silver-equivalent for the Maria, Karina/Union and Concepcion deposits and a cut-off grade of 288 g/t silver equivalent for the Melissa deposit. In determining silver equivalent cut-of grades, a silver:gold ratio of 75.657 was used by Pan American, inclusive of metallurgical recovery, operating cost, refining cost, and marketing cost estimates.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 11 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 11

Silver Standard Resources Inc.

Manantial Espejo Property

Measured Mineral Resource Estimate – 100% Basis

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Measured	4,720,238	174	2.46

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

Table 12

Silver Standard Resources Inc.

Manantial Espejo Property

Indicated Mineral Resource Estimate – 100% Basis

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Indicated	3,936,647	160	2.20

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 13 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 13

Silver Standard Resources Inc.

Manantial Espejo Property

Inferred Mineral Resource Estimate – 100% Basis

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred	1,641,539	158	1.88

Bowdens Silver Project

Location and Access

Our Bowdens property is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32° 39’S, longitude 149° 52’E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area. See the following Bowdens Property General Location Map.

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

Land Tenure

The Bowdens Property consists of one exploration tenement covering 188 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary. In order to maintain our interest in the property, we are required to make annual work expenditures on the property. For the years ended January 31, 2005 and January 31, 2006 minimum required expenditures are A$95,000 per year.

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

2002 - 2004

We completed an in-fill drill program in order to better define silver resources on the property for completion of the feasibility study on the Bowdens Silver Project and continued work on elements of the feasibility study.

To December 31, 2004, a total of 420 drill holes totalling 45,327 metres, including water exploration holes, have been completed on the Bowdens Project since 1989.

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

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Bowdens Property in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Roscoe Postle Associates Inc. reviewed and confirmed James A. McCrea’s classification of Measured, Indicated and Inferred Mineral Resources for the Bowdens Project, in a report dated March 18, 2004.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 14 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 14

Silver Standard Resources Inc.

Bowdens Property

Measured Mineral Resource Estimate

(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Measured	22.9	50.4	0.33	0.46

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 15 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 15

Silver Standard Resources Inc.

Bowdens Property

Indicated Mineral Resource Estimate

(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Indicated	24.7	53.33	0.26	0.36

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 16 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 16

Silver Standard Resources Inc.

Bowdens Property

Inferred Mineral Resource Estimate

(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	13.4	40.9	0.21	0.32

Shafter Silver Project

Location, Access and Infrastructure

The Shafter Silver Project is located in south central Presidio County, in southwestern Texas, at latitude 29°30' north and longitude 104°20' west. The town of Shafter, at the eastern border of the district, is 43 miles south of Marfa, and 18 miles northeast of Presidio on the Mexico border, at the northeast border of the Mexican State of Chihuahua. The Big Bend National Park is about 60 miles to the southeast of Shafter. Access to the property is by paved roads from El Paso via Marfa. The closest major airport is at El Paso. See the following Shafter Silver Project Location Map.

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

1926-1942

In 1926, the property was transferred to American Metal Co. of Texas and annual production decreased to 50,000 tons at a grade of over 20 ounces silver per ton. Production continued through to 1940 except for a period in 1930 - 1934 when the price of silver dropped. The mine was closed in August 1942 by the War Act. From 1883 to 1942, total recorded production from the property was 2.306 million tons of ore containing 35.153 million ounces of silver at an average grade of 15.24 ounces silver per ton.

Amarillo
Lubbock
Dallas
Ft. Worth
El Paso
20
TEXAS
Ft. Stockton
45
10
Presidio
San Antonio
10
Houston
Mexico
Corpus Christi
Gulf of Mexico
SHAFTER PROPERTY
Silver Standard RESOURCES INC.
SHAFTER SILVER PROJECT
LOCATION MAP
DATE: OCT. 2000
TEXAS

1950’s	After World War II, the district was quiet until Phelps Dodge commenced evaluation of the Red Hills intrusive 5 miles west of Presidio when the copper price increased in the 1950s.
1970’s

Duval Corporation drilled approximately 80 holes into the Red Hills intrusive and outlined an area of copper-molybdenum mineralization. Duval also undertook a regional exploration program involving geochemical and geophysical surveys to search for other mineralized zones.

1977-1982

In 1977, Gold Fields Mining Company (“Gold Fields”) acquired the property from Cyprus Amax, (the parent company of American Metals Co. of Texas). From 1977 to 1982, Gold Fields spent over $20 million on exploration and development work in the Shafter silver district. Through a systematic surface-drilling program, Gold Fields identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This extension to the east, northeast from the old Presidio Mine, is now known as the Shafter deposit. Gold Fields abandoned the project after the silver price decline in the early 1980’s.

2000-2004

Since our acquisition of the project, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production. We have also acquired and transported to Shafter a used 800 ton-per-day mill.

Geology and Mineralization

Many of the world’s largest carbonate-hosted silver-lead-zinc deposits occur in northern Mexico, and some have been in production since the 1600’s. These deposits occur in thick Jurassic age to Cretaceous age sedimentary depressions overlying older Paleozoic age rocks. The regional geology in the area of south western Texas is similar to that described above with a thick Jurassic-Cretaceous age sedimentary depression overlying the older Paleozoic age basement rocks. Thick carbonate sequences extend over 1,600 kilometers in length from southeastern Arizona and southern New Mexico, through northern Mexico and southwestern Texas. The carbonate formations often exceed 3,000 meters in thickness, and consist of continuous sections of limestone with minor dolomite. The silver-lead-zinc deposits in these areas are referred to as “carbonate-hosted deposits” because of their irregular but sharp contact with their enclosing carbonate host rocks.

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 17 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 17

Silver Standard Resources Inc.

Shafter Silver Project

Measured Mineral Resource Estimate

(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Measured	658,000	9.89

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources.

Table 18 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 18

Silver Standard Resources Inc.

Shafter Silver Project

Indicated Mineral Resource Estimate

(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Indicated	1,427,000	10.14

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 19 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 19

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

Silver mineralization in the Oculto deposit (the main area of mineralization) occurs as native silver, chlorargyrite and matildite. As mineralization is both oxide and sulphide, recoveries in heap leach tests were sufficiently low to recommend milling as the optimal method of recovery.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 20 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 20

Silver Standard Resources Inc.

Diablillos Property

Inferred Mineral Resource Estimate

(42 g/t Silver Cutoff Grade - 0.7 g/t Gold Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred*	41,979,000	69.5
Inferred*	24,883,000		1.02

*	overlapping mineralized zones.

Berenguela Project

The Berenguela project is located three miles northeast of Santa Lucia, in the Province of Lampa on the Altiplano of southern Peru and is comprised of two mining concessions covering an area of approximately 200 hectares. Access is good with a major paved highway adjacent to the property and a main-line railway passes within 5 kilometers of the property. See the following Berenguela Project Location Map.

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

The property was mined continuously from 1905 to 1965 by Lampa Mining Company, of Britain, as a silver-copper mine. In the 1960’s, Charter Consolidated Mining Co. and Asarco Inc. each explored the Berenguela property. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5-meter intervals over 5,108 meters. In 1968, Charter Consolidated developed an open pit plan and calculated a mineable ore reserve for the property. Since the completion of the mineable ore reserve estimate, no significant amount of ore has been mined from the property. The ore reserve calculated by Charter Consolidated does not comply with Canadian National Instrument 43-101 and the CIM Standards. Under Canadian National Instrument 43-101 and the CIM Standards, the mineable reserve would be classified as a mineral resource.

In the late 1960’s the Peruvian Government nationalized Berenguela. SOMINBESA acquired the property from Minero-Peru (a state owned mining company) in 1995 and has completed engineering studies for the development of the property. Under our option agreement, we have agreed to undertake additional drilling and prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards.

In late 2004 and early 2005, we completed a reverse circulation drill program that totaled 5,247 meters in 57 holes. The program objectives were: (1) to twin historic, wider-spaced drilling to verify the grade of mineralization, and (2) to complete sufficient additional infill drilling in two areas of mineralization on the property to determine the scope of future drilling requirements for a measured, indicated and inferred resource. A further drill program at the Berenguela property commenced in March 2005.

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

The Challacollo deposit consists of four main north-south trending veins. The principal vein, Lolon is 2,000 metres in length and has historically been prospected and developed along 700 metres. Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 metres in width and crosscuts volcanic rocks. During the 1990’s, 22 holes, along with significant underground sampling was undertaken by various exploration groups.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 21 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 21

Silver Standard Resources Inc.

Challacollo Project

Silver Standard Indicated Mineral Resource Estimate with Sundance Review

(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Indicated	3,390,000	170.6

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 22 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

The Maverick Springs Project is underlain primarily by sediments covered by local basin-fill volcanic rocks. Limestones and sediments are the dominant hosts to the silver-gold mineralization at Maverick Springs. The mineralization does not outcrop and has been delineated by programs of reverse circulation and diamond core drill holes. The mineralization trends north-northeast and occurs as a gently-folded sub-horizontal zone, of dimensions of approximately 8,000 feet in length and 2,500 feet wide. The zone of mineralization is approximately 200 feet thick and occurs at depths of 500 feet to 600 feet below surface.

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property. A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes. Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone. In 2003 and 2004, Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 23 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 23

Silver Standard Resources Inc.

Maverick Springs Project

Indicated Mineral Resource Estimate

(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Indicated	69.63	1.0	0.010

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 24 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 24

Silver Standard Resources Inc.

Maverick Springs Project

Inferred Mineral Resource Estimate

(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Inferred	85.55	1.0	0.008

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

The geology at San Marcial can be sub-divided into two distinct underlying rock types, an upper volcanic group of rocks occurring in the higher and more mountainous portions of the property in the northeast, and the underlying lower volcanic group of rocks that occur at lower elevations. The known silver prospects at San Marcial are hosted along what appears to be a narrow set of northwest trending fault structures in two known vein systems; both of which outcrop and can be identified by small historical diggings over a strike length of approximately 300 metres. Prior to our acquisition of the property, Gold-Ore carried out regional stream sediment sampling, geological mapping, rock sampling, trenching and completed the drilling of six holes totaling 601.7 metres. Following acquisition, we completed two drill programs totalling 2,526.8 meters in 14 holes.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 25 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 25

Silver Standard Resources Inc.

San Marcial Silver Project

Silver Standard Inferred Mineral Resource Estimate with Sundance Review

(30 g/t Silver Cutoff Grade – uncapped)

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

Prior to our staking the property, exploration activities were completed on the property in the 1990’s consisting of mapping, soil sampling and 69 drill holes totaling 10,400 meters outlining the San Agustin gold silver mineralization.. We recently completed a reverse circulation drill program, which totaled 3,890 meters in 24 holes. The results of this program, along with the prior drill holes, have been used to calculate a preliminary resource.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 26 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 26

Silver Standard Resources Inc.

San Agustin Property

Preliminary Inferred Mineral Resource Estimate

(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)
Inferred	11.2	0.96	12.86

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 27 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 27

Silver Standard Resources Inc.

Silvertip Project

Indicated Mineral Resource Estimate

Classification	Tonnes (million)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Indicated	1.12	378	7.7	9.5	0.85

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 28 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 28

Silver Standard Resources Inc.

Silvertip Project

Inferred Mineral Resource Estimate

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Inferred	1.45	284	5.4	8.3	0.46

Sunrise Lake Property

The Sunrise Lake Property is located about 130 kilometers by air east-northeast of Yellowknife, Northwest Territories, Canada. Access to the property is typically by ski or float-equipped aircraft. The Sunrise Lake Property consists of 6 mining leases, which form a contiguous block with an aggregate area of 1618 hectares.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 29 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 29

Silver Standard Resources Inc.

Sunrise Lake Property

Silver Standard Indicated Mineral Resource Estimate with Roscoe Postle Review

(30 g/t Silver Cutoff Grade - Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Indicated	1,522,000	262	2.39	5.99	0.08	0.67

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 30 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 30

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

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high grade veins in 1864. From then until 1954, the property produced 22 million ounces of silver. The property was acquired by Occidental Minerals and later Nerco Minerals, who built a processing facility and operated the mine from 1980 until 1989. During that time they produced over 33 million ounces of silver. Kinross Candelaria Mining Company, an indirect wholly owned subsidiary of Kinross Gold Corporation, (“Kinross”) purchased the property in 1994 and operated the mine until January 1999. Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Mineralization within the district is confined to the Candelaria Shear. High grade veins form along contacts of intrusive dikes within the host volcanics. Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone. The main ore bodies vary in width from 80 to 120 feet averaging 3.5 to 4.1 ounces of silver per ton.

Reclamation of the site has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We have completed an environmental audit of the property. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. See Item 4.B - “Business Overview”.

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

The property was actively explored from the 1970’s to 1994. Newhawk acquired its initial interest in the property in 1984 and carried out a series of exploration programs that included mapping, trenching, sampling, underground development on the West Zone of the property, and both surface and underground diamond drilling. A feasibility study was completed in 1990. Prior to our acquisition of Newhawk, in excess of $40 million had been spent on the exploration and development of the property. We have not carried out any exploration work on the property since we acquired it in 1999.

As of the date of this report, the Sulphurets Project is without known Mineral Reserves and any activity carried out on the property is exploratory in nature.

Office Space

On March 31, 2003, we renewed the lease of our head office, 3,969 square feet of office space in Vancouver, British Columbia at 1180 – 999 West Hastings Street, Vancouver, British Columbia. The lease expires March 31, 2008. On June 30, 2004, we leased the 3,230 square feet of office space adjoining our head office and entered into an amendment to lease dated June 30, 2004, which provides for lease payments $4,795.88 per month for our existing space and $4,575.83 per month for the adjoining space until August 31, 2007 and thereafter a lease payment for both spaces of $8,698.79 per month until March 31, 2008.

Item 5	Operating and Financial Review and Prospects
A.	Operating Results

This discussion and analysis of the audited consolidated operating results and financial condition of the company for twelve months ended December 31, 2004 and 2003 is prepared as of March 4, 2005 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Reference should be made to note 20 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. generally accepted accounting principles and their effect on the consolidated financial statements. Additional information relating to Silver Standard, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

The MD&A contains certain forward-looking statements such as our future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. We do not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

1.	Business Overview

Silver Standard is a company focussed exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Canada, Mexico, Chile, Peru, the United States and Australia. The company’s strategy is to acquire and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. The company is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	Financial Overview for 2004
•	In January 2004, the company raised $43,951,000 through the issue of 2,955,000 units under a private placement.
•	In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project in Peru.
•	In April and May 2004, the company purchased 1,953,000 ounces of silver bullion at an average cost of US $5.85 per ounce, for a total cost of $15,780,000.
•

In October 2004, the company acquired a 56.6% interest in the Pirquitas property in Argentina to hold 100% of this property. The acquisition was made by the issuance of 2,663,000 common shares of the company valued at $49,798,000.

•

Total cash expenditures on mineral properties was a company record of $12,796,000. The main expenditures were on the Pitarrilla property in Mexico at $3,693,000 and on the Manantial Espejo property in Argentina at $3,037,000.

•

The company ended the year with a record working capital balance of $61,628,000 (2003 - $16,893,000). Cash at year end was $45,703,000 (2003 - $16,428,000) and the carrying value of unrestricted silver bullion was $13,487,000.

Critical Accounting Estimates

The preparation of the company’s Consolidated Financial Statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The most significant accounting estimates for the company relate to the carrying value of its mineral property assets and accounting for stock-based compensation. The company’s accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs. Under Canadian GAAP, the company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

Significant Changes in Accounting Policies

The significant changes in the company’s accounting policies are set out in full in note 3 of the annual financial statements.

Stock-based Compensation

Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline will not have any impact on the company’s consolidated financial statements.

3.	Financial Results

For the year ended December 31, 2004, the company recorded total other income of $4,729,000 and this compares to a loss of $391,000 in the prior year. After deducting exploration and mineral property expenses of $723,000 (2003 - $972,000), corporate administration and other expenses of $3,073,000 (2003 - $2,406,000) and values assigned to stock options granted during the year of $2,451,000 (2003 - $169,000), a net loss of $1,518,000 (2003 - $3,938,000) was recorded in the year. The net loss per share was $0.03 in 2004 compared to $0.10 in 2003. The two significant events affecting the 2004 results were the gains realized from the sale of investments and non-core properties and the January 1, 2004 adoption of the fair value based method of accounting for stock options granted to employees and directors.

The following table sets forth selected financial data from the company’s Audited Consolidated Financial Statements and should be read in conjunction with these statements:

	2004 $	2003 $	2002 $
Total revenues	nil	nil	nil
Loss	1,518,000	3,938,000	2,198,000

	2004 $	2003 $	2002 $
Loss per share	0.03	0.10	0.06
Total assets	210,100,000	85,213,000	74,748,000
Working capital	61,628,000	16,893,000	16,430,000
Long-term debt	46,000	75,000	249,000
Cash dividends declared	nil	nil	nil

The following table sets forth selected quarterly financial information for each of the last 8 quarters:

Quarter ending	Total Revenues $	Net Income (Loss) $	Net Income (Loss) (4) Per Share $
December 31, 2004	nil	(1) (2,947,000)	(0.06)
September 30, 2004	nil	(2) 1,004,000	0.02
June 30, 2004	nil	(195,000)	(0.00)
March 31, 2004	nil	(3) 620,000	0.01
December 31, 2003	nil	(1,282,000)	(0.03)
September 30, 2003	nil	(429,000)	(0.01)
June 30, 2003	nil	(1,140,000)	(0.03)
March 31, 2003	nil	(1,087,000)	(0.03)
Explanatory notes:

(1)	During the fourth quarter, $2,072,000 in non-cash expenses were recorded relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.
(2)	The main contributing factor for the income recorded in the quarter was a $1,710,000 gain on sales of marketable securities.
(3)

Gains on the sale of marketable securities of $324,000, gains on the sale of mineral properties of $437,000, investment income of $325,000 and $212,000 in foreign exchange gains were recorded during the quarter.

(4)	Basic and diluted loss per common share.

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

Exploration and mineral property costs	2004 $	2003 $
Property examination and exploration	471	465
Reclamation and accretion	252	507
	723	972

The company continued its effort to find new silver resources through generative exploration programs and these costs are expensed until such time as a property is acquired. The focus of our 2004 generative programs continued to be in Mexico where the company spent $333,000 with the balance spent in Peru, Chile and Argentina. Going forward in 2005, our exploration efforts will be directed towards programs in Mexico, Argentina and Peru.

Reclamation in 2004 amounted to $252,000 compared to $507,000 in 2003. In January 2003, the company adopted the new standard of accounting for asset retirement obligations. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount and timing of underlying future cash flows. In 2004, the company’s estimates of its ultimate reclamation and site restoration liability was reduced with respect to its Silver Standard Mine property in northern British Columbia. This reduction has been reflected in the reduced 2004 reclamation expense.

Expenses	2004 $	2003 $
Depreciation	57	30
General and administration	2,202	1,579
Professional fees	122	143
Salaries and employee benefits	692	654
Stock-based compensation	2,451	169
	5,524	2,575

Depreciation expense during the year almost doubled to $57,000 from the $30,000 recorded in the prior year. The company expanded its corporate office space in 2004 and purchased additional computer hardware and software. The increased depreciation relates to the amortization of equipment and leasehold improvements over their useful lives.

General and administration expenses were $2,202,000 for the year, an increase of $623,000 from the prior year. Of the increase, $282,000 relates to non-recurring costs paid for listing fees on the Toronto Stock Exchange (TSX) and the Nasdaq National Market in the fourth quarter. Prior to these listings, the company was listed on the TSX Venture Exchange and the Nasdaq SmallCap. In 2004, we spent $863,000 on investor relations, which was an increase of $226,000 over the prior year. Our investor relations objectives in 2004 were to (a) continuously inform shareholders and prospective investors about the company; (b) maintain management’s relationships with investors through presence at key investor conferences, investor and mining-related internet sites and publications and shareholder information meetings; and (c) to increase institutional interest in the company. The company was successful in meeting these objectives as evidenced by the successful completion of the $44.0 million private placement in January 2004 and the increase in its institutional investors from 5% in early 2003 to the present 20%. Other areas where we saw administrative costs increase over the prior year were ongoing listing and filings fees ($53,000), shareholder mailing costs ($42,000), insurance ($31,000), compensation review expense ($29,000), office rent ($36,000) and costs associated with the insurance and storage of silver bullion ($24,000). Offsetting a portion of these additional cost increases were recoveries from mineral properties. In 2004, we started to recover certain of our office overheads based on our employees’ time spent on mineral property related activities.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2004 were $122,000 compared to $143,000 in the prior year. The reduction in 2004 costs relates to less tax consulting work being performed in 2004.

Salaries and employee benefits for the year were $692,000 compared to $654,000 in the prior year. Higher costs were associated with salary increases as a result of increased competition for human resources, the addition of three new employees hired during the year and greater staff bonuses were partially offset by the increased recoveries of time allocated to various mineral properties and investor relations activities.

Stock-based compensation is a non-cash expense and for the year was $2,451,000 compared to $169,000 in the prior year. As explained in greater detail under Significant Changes in Accounting Policies, in January 2004, the company started to expense the fair value of stock options granted to employees and directors. Prior to the adoption of this policy, the company was required only to expense the value of options granted to consultants and reflect the value of options granted to employees and directors in pro forma earnings in notes to the financial statements. Had the value of options granted to employees and directors in 2003 been expensed, the comparable expense for 2003 would have been $3,009,000.

Other income (expenses)	2004 $	2003 $
Investment income	1,151,000	379,000
Gain (loss) on sale of marketable securities and investment writedowns	2,525,000	(101,000)
Gain on sale of mineral properties	931,000	-
Foreign exchange gain (loss)	171,000	(669,000)
Other	(49,000)	-
	4,729,000	(391,000)

For a company in the exploration and development stage, it is unusual to be able to generate income to exceed its corporate administration and other cash expenses. Your company was able to achieve this principally by the sale of non-core properties and share equity investments in other companies, as well as interest earned on its sizable cash balances.

Investment income was $1,151,000 for the year compared to $379,000 in the prior year. The increase relates to interest earned on the $44.0 million private placement that took place in January 2004. At the end of the year, our cash balance stands at $45.7 million and continues to generate good investment income.

During 2004, interests in four non-core properties that had been in the company for many years, carried at nil value, were sold for shares in a publicly-traded company to realize a gain of $931,000 (2003 – nil). These shares were subsequently sold, along with some other publicly-traded investments that the company held, to realize further gains on sale of marketable securities of $2,577,000 (2003 – nil). Partially offsetting these latter gains were marketable security write-downs of $52,000 (2003 - $101,000).

In 2004, the company recorded $171,000 in foreign exchange gains compared to a loss of $669,000 in 2003. The Canadian dollar has appreciated 31% against the U.S. dollar in the past two years. The loss recorded in 2003 resulted from the impact of holding some of our cash balances in U.S. dollars. As we report our financial statements in Canadian dollars, losses were reflected as the U.S. dollar weakened. Going forward into 2004, we adopted a policy of converting any U.S. dollars received into Canadian dollars and purchasing U.S. dollars only when required for funding of our various property programs. The policy has served us well in 2004. The $171,000 gain reported in 2004 reflects gains realized in the first quarter of 2004 when the U.S. dollars received from the private placement were sold.

4.	Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

B.	Liquidity and Capital Resources
5.	Financial Results

A summary and discussion of our cash position at the end of the year, cash inflows and outflows for the year, silver bullion and other capital resources follows:

Operating Activities

Cash flow from operations was a usage of funds of $2,445,000 in 2004, compared to a usage of $3,303,000 in 2003.

Cash and Cash Equivalents

At the end of the year, the company’s free cash position, including short-term deposits, stood at $45,703,000 (2003 - $16,428,000). Working capital was a record $61,628,000 compared to $16,893,000 in the prior year.

Financing Activities

During 2004, a total of $60,334,000 was raised by issuing new equity compared to $13,229,000 in 2003. The following table shows how the funds were raised:

	2004 $	2003 $
Private placement	43,951,000	-
Exercise of stock options	2,963,000	2,140,000
Exercise of warrants	13,420,000	11,089,000
	60,334,000	13,229,000

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000 and paid $928,000 in cash as finders’ fees and other costs relating to this placement.

A total of 525,700 shares were issued on the exercise of stock options for total proceeds received of $2,963,000 in 2004. The weighted average price received on the exercise of options was $5.64 per share. A further 2,686,620 shares were issued in 2004 for proceeds of $13,420,000 on the exercise of share purchase warrants, with a weighted average price received of $4.99 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2004 compared to 2003 by property is as follows:

	2004 $	2003 $
Diablillos	187,000	666,000
Manantial Espejo	3,037,000	830,000
Pirquitas	539,000	119,000
Bowdens	868,000	1,485,000
Sunrise	5,000	687,000
Challacollo	230,000	2,582,000
Pitarrilla	3,693,000	677,000
San Agustin	454,000	150,000
San Marcial	535,000	93,000
Candelaria	422,000	476,000
Maverick Springs	947,000	868,000
Berenguela	933,000	-
Shafter	454,000	743,000
Other	492,000	457,000
	12,796,000	9,833,000

The above table reflects cash expenditures by property. It does not include the value assigned to shares issued for mineral properties.

As can be seen from the above table, the most active programs in 2004 were at the Pitarrilla property in Mexico and the Manantial Espejo property in Argentina. Of the $3,693,000 spent at Pitarrilla, $1,241,000 was spent on land acquisitions, with the balance on drilling, assaying and other exploration activities. This property was discovered in 2002 and has rapidly been advanced, such that the property currently has 60.2 million indicated and 13.1 million inferred silver resource ounces. Our plan in 2005 for Pitarrilla is to outline additional resources, refine the metallurgical test work for optimization of silver recovery and move to a feasibility study. The Manantial Espejo property is a 50-50% joint venture with Pan American Silver Corp. and we spent $3,037,000 on this property in 2004. The main expenditures included $925,000 for drilling, $314,000 in value added taxes, $271,000 on metallurgical work, $235,000 on consulting, $229,000 on assaying, $205,000 on geological salaries, with the balance spent on various other activities, including commencement of a feasibility study, which is scheduled for completion in 2005. See Item 4.B - “Business Overview”.

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in Peru. The company paid US$200,000 and issued 17,500 common shares valued at $291,000 with an undertaking to complete a minimum US$500,000 exploration program and a silver resource estimate by July 31, 2005. To December 31, 2004, US$478,000 (Cdn $670,000) had been spent on in-ground exploration. Total cash costs paid by the company, including the US$200,000 paid to the vendors, were $933,000 in 2004. See Item 4.B - “Business Overview”.

In October 2004, the company acquired a 56.6% interest in the Pirquitas property in Argentina to hold a 100% interest in this property. Consideration on this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). The company accounted for the acquisition as a business combination with $63,899,000 of the value assigned to property acquisition and $99,000 assigned to working capital. A $14,200,000 future income tax liability arose on this transaction due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. This difference was also applied to increase the carrying value of the property. Total cash costs incurred by the company on this property in 2004 were $539,000. See Item 4.B - “Business Overview”.

Property, Plant and Equipment

A total of $710,000 was spent during 2004 on property, plant and equipment, compared to $57,000 in 2003. Of the amounts spent in 2004, $351,000 related to a purchase of land, $100,000 related to office furniture, equipment and computers, $117,000 related to leasehold improvements and $142,000 related to the purchase of exploration vehicles in Mexico. Proceeds on the sale of property, plant and equipment in 2004 were $53,000 (2003 – nil).

Purchase of Silver Bullion

In early 2004, the company purchased 1,952,956 ounces of silver bullion at a cost of $15,780,000 and holds 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value. At December 31, 2004, the market value of our silver bullion was $16,028,000. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for the company’s cash reserves and to provide maximum exposure to silver.

Marketable Securities

The company purchased $2,755,000 in marketable securities during the year, compared to $1,042,000 in the prior year. These investments were made in various mineral exploration companies and, at December 31, 2004, our carried cost was $1,329,000 (2003 - $1,457,000) compared to market value of $4,122,000 (2003 - $9,730,000).

The most significant addition to our marketable securities in 2004 occurred in October, when the company and Minco Mining & Metals Corporation (“Minco”) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (“Minco Silver”) to acquire silver projects in China. See Item 4.B - “Business Overview”.

Proceeds received by the company in 2004 on the sale of marketable securities were $4,319,000 (2003 – nil). Of the proceeds received, $1,272,000 related to shares the company received from the sale of four non-core properties carried at nil value on the company’s books.

Cash Resources and Liquidity

At December 31, 2004, the company had a very healthy working capital of $61,628,000 (2003 - $16,893,000). We have planned expenditures on properties of approximately $19,300,000 in 2005 with other planned expenditures of $3,600,000 for administration, reclamation and property, plant and equipment purchases. Our strong working capital is sufficient to see us through the next several years for planned exploration expenditures, property holding costs and administrative expenditures. Additional capital will be required as our projects are developed into production.

The following table discloses the contractual obligations of the company for long term debt, lease obligations for office rent and equipment purchases:

		Payments due by Period
	Total $	< 1 Year $	1-3 Years $	3-5 Years $	> 5 Years $
Long term debt	56,000	10,000	14,000	12,000	20,000
Lease obligations	738,000	223,000	458,000	57,000	-
Equipment purchase obligations	1,044,000	1,044,000	-	-	-
	1,838,000	1,277,000	472,000	69,000	20,000

Financial Instruments and Other Instruments

The company’s financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, receivables, reclamation deposits, accounts payable and other current liabilities. It is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from its cash and cash equivalents, receivables, reclamation deposits, accounts payable, other current liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. The company values its marketable securities and silver bullion at the lower of cost and market. At December 31, 2004, there were unrealized gains of $2,793,000 relating to marketable securities and $241,000 relating to its silver bullion. In 2004, $52,000 in write-downs were recorded against the carrying value of its marketable securities. There were no provisions made against the carried value of silver bullion.

The company is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The company’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

6.	Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.-“Risk Factors”.

C.	Research and Development, Patents and Licenses, etc.

We are a mineral exploration company with no producing properties; the information required by this item is inapplicable.

D.	Trend Information

We are a mineral exploration company with no producing properties; the information required by this item is inapplicable.

E.	Off-Balance Sheet Arrangements

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

The following table lists as of March 15, 2005 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 31

Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age
R.E. Gordon Davis(1) (2) (3) (4)	Director	February 1996	66
David L. Johnston(1)	Director	May 2000	65
William Meyer(1) (2)(3) (4)	Director	March 1993	67
Robert A. Quartermain(1)	President and Director	January 1985	50
Catherine McLeod-Seltzer(1)(2)(3)(4)	Director	January 2002	45
Linda J. Sue(1)	Corporate Secretary	November 1985	50
Ross A. Mitchell(1)	Vice President, Finance	January 1996	56
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991	46
Joseph J. Ovsenek(1)	Senior Vice President	February 2003	46
(1)	Resident of Canada
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating Committee

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

Robert A. Quartermain

Mr. Quartermain is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain devotes all of his time to our business. We have employed Mr. Quartermain in this capacity since January 1985 and have entered into an employment agreement with him. See “Compensation – Employment Agreements

Mr. Quartermain graduated in 1977 from University of New Brunswick with a Bachelor of Science Degree in geology and from Queen’s University in 1981 with a Master of Science Degree in mineral exploration and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president of the Company in 1985. Mr. Quartermain serves as a director and officer of Radiant and as a director of Canplats, IAMGold Corporation (formerly Repadre Capital Corporation), Vista Gold Corporation, Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.), Esperenza Silver Corporation (formerly Reliant Ventures Ltd.) and Minco Silver Corporation.

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

David L. Johnston

Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories.

William Meyer

Mr. Meyer was formerly Vice President, Exploration for Teck Corporation and President of Teck Exploration Ltd. He graduated from the University of British Columbia with a Bachelor of Science Degree in geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed vice president, exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He retired from Teck in 1999. Mr Meyer is also a director of Minco Mining and Metals Corporation, Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc., Transamerica Resources Corporation and Lysander Minerals Corp.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer has been President and director of Pacific Rim Mining Corp. a Toronto Stock Exchange listed mining company, since 1997.  She is also Co-Chairman and a director of Stornoway Diamond Corporation and a director of Bear Creek Mining Corporation, Peru Copper Inc. and Miramar Mining Corp.  Ms. McLeod-Seltzer graduated from Trinity Western University in 1984 with a Bachelor of Arts Degree in Business Administration.

Linda J. Sue

Ms. Sue devotes approximately 80% of her time to our business, with the remainder of her time allocated to Canplats. Ms. Sue has been employed by us since 1981. Her responsibilities include management of our land titles system.

Ross A. Mitchell

Mr. Mitchell devotes approximately 95% of his time to our business, with the remainder of his time allocated to Canplats. Prior to his appointment in 1996, Mr. Mitchell was employed by Westmin Resources and its predecessor Western Mines Ltd. from 1975. He held various financial positions including controller treasurer of Western Mines from 1975 to 1980 and assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. He earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and a C.A. from the Institute of Chartered Accountants of British Columbia in 1973.

Kenneth C. McNaughton

Mr. McNaughton devotes approximately 80% of his time to our business, with the remainder of his time allocated to Canplats. Mr. McNaughton earned a Bachelor of Applied Science Degree and Master of Applied Science Degree in geological engineering in 1981 and 1983, respectively, from the University of Windsor and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Before joining Silver Standard, he worked as contract engineer for Oretech Engineering and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia.

Joseph J. Ovsenek

Mr. Ovsenek devotes 90% of his time to our business, with the remainder of his time allocated to Canplats. Mr. Ovsenek has served in this capacity since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws Degree in 1989 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors.

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

Compensation of Named Executive Officers

We currently have three named executive officers, Robert Quartermain, our President, Ross Mitchell, our Vice President, Finance and Joe Ovsenek, our Senior Vice President (the “Named Executive Officers”). The following table sets out the compensation awarded, paid to or earned by our Named Executive Officers during the fiscal year ended December 31, 2004:

Table No. 32

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay
							Outs
Name and Principal Position	Fiscal Year Ending (1)	Salary (2)	Bonus	Other Annual Compen- sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation (3)
Robert Quartermain	2004	$200,000	$80,000	0	100,000	0	0	$9,537
President	2003	$204,697	$50,000	0	180,000	0	0	$8,779
	2002	$138,500	$50,000	0	168,800	0	0	$8,237
Joseph Ovsenek	2004	$130,000	$50,000	0	60,000	0	0	$6,958
Senior Vice President	2003	$110,000	$20,000	0	130,000	0	0	$5,592
Ross Mitchell	2004	$100,000	$25,000	0	40,000	0	0	$6,161
Vice President, Finance
(1)	Fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002.
(2)	A portion of Mr. Quartermain’s, Mr. Ovsenek’s and Mr. Mitchell’s salaries are recovered from various outside companies, some of which are related.
(3)	All Other Compensation is comprised of term life insurance payments and Group RRSP payments made on behalf of the employee by the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no SARs (stock appreciation rights) were granted to the Named Executive Officers.

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and the directors of the Company during the year ended December 31, 2004:

Table No. 33

Options Granted for the Fiscal Year Ended December 31, 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Quartermain	100,000	26%	$ 14.47	$ 14.47	Dec. 31, 2009
Joseph Ovsenek	60,000	16%	$ 14.47	$ 14.47	Dec. 31, 2009
Ross Mitchell	40,000	10%	$ 14.47	$ 14.47	Dec. 31, 2009
Directors (4)	80,000	21%	$ 14.47	$ 14.47	Dec. 31, 2009

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Table No. 34

Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#) (1)	Average Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (3) Exercisable/ Unexercisable
Robert Quartermain	170,000	2,798,750	420,000 exercisable 50,000 unexercisable	2,447,188 exercisable 0
Joseph Ovsenek	40,000	443,300	120,000 exercisable 30,000 unexercisable	408,300 exercisable 0
Ross Mitchell	20,000	369,350	134,700 exercisable 20,000 unexercisable	757,406 exercisable 0
Directors (4)	120,000	1,319,900	234,800 exercisable 0 unexercisable	700,180 exercisable 0

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the TSX Venture or Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2004 of $14.47 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

During 2004, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options. On December 31, 2004, each director was granted stock options to acquire 20,000 shares of the Company at a price of $14.47 for a period of five years.

On December 21, 2004, the board of directors adopted a policy, effective January 1, 2005, to provide an annual retainer of $10,000 to each independent board member, with a further $2,000 to the lead director. Members of board committees will receive an additional $1,000 per annum and the committee chairman will be paid a further $1,000 per annum.

Executive Benefits

We do not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service and none are proposed at this time. We have a Group RRSP available to all employees after one year of service. We do not provide retirement benefits for directors. Other than as disclosed in this Annual Report, we have not paid any additional compensation to our directors and senior officers for the fiscal year ended December 31, 2004.

Employment Agreements

We engaged Robert A. Quartermain to act as our chief executive officer under an agreement dated January 1, 2004. The agreement provides for Mr. Quartermain to receive a base salary of $200,000 per year for a period of two years to be renewed for further one-year terms on agreement between the parties. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary. Commencing January 1, 2005, Mr. Quartermain’s agreement was amended to increase his base salary to $250,000.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock options to purchase our securities are granted to our directors and employees on terms and conditions acceptable to the regulatory authorities in Canada. On November 4, 2004, our shares commenced trading on the Toronto Stock Exchange (the “TSX”). Prior to November 4, 2004, our shares traded on the TSX Venture Exchange Inc. (the “TSX-V”). Under the policies of the “TSX-V”, we had adopted, at our annual general meeting held on June 15, 2004, a stock option plan that reserved 8% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options. At the time of our listing on the TSX, the policies of the TSX required a stock option plan to have a fixed number of shares allocated and approved by shareholders. Accordingly, on listing on the TSX, the number of shares allocated for issuance under our stock option plan was fixed at 4,101,624, being 8% of our issued and outstanding shares at the close of business on November 3, 2004 (the day prior to listing on the TSX). In January 2005, the TSX amended its policies to allow the adoption of a rolling stock option plan. Accordingly, we propose to adopt at our 2005 annual general meeting a new stock option plan the material features of which are the same as those of our existing stock option plan, as described below, other than:

•	the determination of market price, which is determined on the five day weighted average price of our shares; and

•	the maximum number of shares that may be reserved for issuance under the plan, which is reserved at 8% of our issued and outstanding shares.

Under our existing stock option plan, (a) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (b) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (c) a stock option is exercisable during the lifetime of the optionee only by such optionee, (d) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (e) the minimum exercise price for a stock option is the last closing price of our common shares on the TSX immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group, to directors who are not executive officers as a group and employees and consultants as a group are set out below as of December 31, 2004. The exercise price of the stock options is stated in Canadian dollars.

Table No. 35

Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date
Executive Officers	29,000	$3.01	November 6, 2006
	168,600	$4.25	January 1, 2007
	185,000	$8.00	August 2, 2007
	270,000	$9.10	January 31, 2008
	125,000	$12.85	December 22, 2008
	260,000	$14.47	December 31, 2009

Directors who are not	12,600	$3.01	November 6, 2006
Executive Officers	12,200	$4.25	January 1, 2007
	30,000	$8.00	August 2, 2007
	20,000	$9.10	January 31, 2008
	80,000	$12.85	December 22, 2008
	80,000	$14.47	December 31, 2009

Employees and Consultants	10,000	$2.09	June 5, 2005
	20,019	$1.90	December 29, 2005
	47,000	$2.50	August 16, 2006
	23,100	$3.01	November 6, 2006
	53,200	$4.25	January 1, 2007
	92,900	$8.00	August 2, 2007
	53,350	$9.10	January 31, 2008
	23,000	$10.35	September 3, 2005

	Number of Options Outstanding	Exercise Price	Expiry Date
	7,500	$10.35	September 8, 2008
	57,500	$12.85	December 22, 2008
	10,000	$20.50	March 12, 2006
	50,000	$18.42	September 16, 2009
	45,000	$20.01	October 4, 2009
	125,000	$14.47	December 31, 2009
Total:	1,889,969

In addition, as at December 31, 2004, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 36

Outstanding Share Purchase Warrants

Number of Warrants Outstanding	Exercise Price	Expiry Date
1,519,125	$18.50	January 15, 2006
Total: 1,519,125

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for May 12, 2005.

Our Board of Directors has three committees: the Audit Committee, the Compensation Committee and the Nominating Committee. The members of the Audit Committee, Compensation Committee and Nominating Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and receive separate remuneration for acting as members of the committees.

The Audit Committee, comprised of R.E. Gordon Davis, William Meyer and Catherine McLeod-Seltzer, has the responsibility of, among other things, recommending to the Board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of the Company's annual and quarterly financial results and management discussion and analysis; overseeing the establishment of "whistle-blower" and related procedures. Each of the members of the Audit Committee is an independent director.

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

The Nominating Committee, comprised of R.E. Gordon Davis, William Meyer and Catherine McLeod-Seltzer, has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the board and recommending nominees who meet such needs. Each of the members of the Compensation Committee is an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our chief executive officer (see Item 6.B – “Compensation”).

D.	Employees

At our corporate head office in Vancouver, we had 12 full and three part-time employees as at December 31, 2004, including the members of senior management, three of whom, one full time and two part time, were involved in shareholder and investor communications, three of whom were responsible for project exploration, four of whom carried out our management and executive functions and three of whom, two full time and one part time, provided administrative support. We had 13 (ten full and three part-time) employees, including the members of senior management, as at December 31, 2003 and 12 (nine full and three part-time) employees, including the members of senior management, as at December 31, 2002, respectively.

E.	Share Ownership

The following table sets out, as of March 15, 2005, the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 37

Named Executive Officers Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class *	Percent of Class
R.A. Quartermain	common	587,500	1.14%
R. Mitchell	common	147,900	0.29%
J. Ovsenek	common	122,500	0.24%

*includes options and warrants exercisable within 60 days.

As at March 15, 2005, our directors and officers held, as a group, directly or indirectly, an aggregate of 290,700 common shares and 12,500 share purchase warrants exercisable at a price of $18.50 per share until January 15, 2006.

The number of stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of March 15, 2005. The exercise price of the stock options is stated in Canadian dollars.

Table No. 38

Named Executive Officers Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.A. Quartermain	85,000 80,000 130,000 50,000 100,000	$4.25 $8.00 $9.10 $12.85 $14.47	January 1, 2007 August 2, 2007 January 31, 2008 December 22, 2008 December 31, 2009
J. Ovsenek	70,000 20,000 60,000	$9.10 $12.85 $14.47	January 31, 2008 December 22, 2008 December 31, 2009
R.A. Mitchell	7,800 26,900 35,000 25,000 20,000 40,000	$3.01 $4.25 $8.00 $9.10 $12.85 $14.47	January 1, 2007 January 1, 2007 August 2, 2007 January 31, 2008 December 22, 2008 December 31, 2009

Item 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares.

To the best of our knowledge at the date of this Annual Report, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Our common stock is issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for our common stock.

On December 31, 2004, the shareholders' list for our common stock showed 1,248 registered shareholders and 51,576,802 shares outstanding. Seven hundred and thirteen of these registered shareholders were U.S. residents, owning 24,244,406 shares representing 47% of our issued and outstanding shares.

B.	Related Party Transactions

Since January 1, 2004, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

In October 2004, we entered into a strategic alliance with Minco to jointly pursue silver opportunities in China (see Item 4.B - “Business Overview”).

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8	Financial Information
A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 20 to the audited consolidated financial statements.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated February 18, 2005.
(b)	Consolidated Balance Sheets as at December 31, 2004 and December 31, 2003 (in Canadian Dollars).
(c)	Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 (in Canadian Dollars).
(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 (in Canadian Dollars).
(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2004.

Item 9	The Offer and Listing
A.	Offer and Listing Details

On November 4, 2004, our common stock commenced trading in Canada on the Toronto Stock Exchange (“TSE”) in Toronto, Ontario, Canada, under the trading symbol “SSO” and CUSIP #82823L-10-6. Prior to November 4, 2004, our shares were listed in Canada on the TSX Venture Exchange (“TSX-V”) (formerly known as the Canadian Venture Exchange Inc., the successor exchange resulting from the merger of the Vancouver Stock Exchange and Alberta Stock Exchange effective November 29, 1999) (together the TSE and TSX-V are referred to as the “TSX”). Our common stock commenced trading on the Vancouver Stock Exchange in 1947.

On October 12, 2004, our common stock commenced trading in the United States on the Nasdaq National Market (“NNM”) with the symbol “SSRI”. Prior to October 12, 2004, our shares were traded in the United States on the Nasdaq SmallCap Market (“NSM”) (together the NNM and NSM are referred to as “Nasdaq”). Our common stock was first quoted on the Nasdaq SmallCap Market on August 1, 1996.

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2004; and (c) each month for the past six months.

Table No. 39

High and Low Price for the Five Most Recent Fiscal Years on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
December 31, 2004	$23.00	$12.00
December 31, 2003	$15.75	$5.35
December 31, 2002	$11.90	$3.45
December 31, 2001	$4.30	$1.87
December 31, 2000	$2.95	$1.50

Table No. 40

High and Low Price for the Five Most Recent Fiscal Years on Nasdaq (US$’s)

Fiscal Year Ended	High	Low
December 31, 2004	$17.37	$8.65
December 31, 2003	$12.30	$3.55
December 31, 2002	$7.80	$2.16
December 31, 2001	$2.75	$1.28
December 31, 2000	$2.00	$1.09

Table No. 41

High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (Cdn$’s)

Period Ended	High	Low
December 31, 2004	$20.95	$14.47
September 30, 2004	$20.90	$14.08
June 30, 2004	$22.75	$12.00
March 31, 2004	$23.00	$13.35
December 31, 2003	$15.75	$7.91
September 30, 2003	$11.75	$6.85
June 30, 2003	$7.30	$6.10
March 31, 2003	$9.89	$5.35

Table No. 42

High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq (US$’s)

Period Ended	High	Low
December 31, 2004	$16.60	$11.77
September 30, 2004	$16.58	$10.52
June 30, 2004	$17.30	$8.65
March 31, 2004	$17.37	$10.21
December 31, 2003	$12.30	$5.81
September 30, 2003	$8.55	$4.96
June 30, 2003	$5.43	$4.16
March 31, 2003	$6.39	$3.55

Table No. 43

High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
February 28, 2005	$18.00	$14.22
January 31, 2005	$15.50	$13.29
December 31, 2004	$17.00	$14.47
November 30, 2004	$17.55	$16.06
October 31, 2004	$20.95	$16.81
September 30, 2004	$20.90	$17.50

Table No. 44

High and Low Prices for each Month for the Past Six Months on Nasdaq (US$’s)

Month Ended	High	Low
February 28, 2005	$14.50	$11.31
January 31, 2005	$12.51	$10.80
December 31, 2004	$14.35	$11.77
November 30, 2004	$15.00	$13.02
October 31, 2004	$16.60	$13.74
September 30, 2004	$16.58	$13.59

B.	Plan of Distribution

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

2.

Purchase agreement dated June 9, 2003 among Northern Hemisphere Development Corp., Aber Diamond Corporation and Silver Standard. See Item 4.B under the heading “Sunrise Lake” for a description of the purchase agreement.

3.

Option agreement dated March 31, 2004 among Sociedad Minera Berenguela S.A., Fossores Ltd., Silver Standard Peru S.A. and Silver Standard. See Item 4.B under the heading “Berenguela Project” for a description of the purchase agreement.

4.	Funding agreement dated March 31, 2004 among Fossores Ltd. and Silver Standard. See Item 4.B under the heading “Berenguela Project” for a description of the purchase agreement.
5.	Strategic alliance agreement between Minco Mining & Metals Corporation and Silver Standard. See Item 4.B under the heading “Minco Silver – Strategic Alliance” for a description of the agreement.
6.

Purchase agreement dated October 20, 2004 among Elliott International L.P., The Liverpool Limited Partnership, Highwood Partners, L.P. and Silver Standard. See Item 4.B under the heading “Pirquitas Project” for a description of the purchase agreement.

D.	Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10.E, Taxation”.

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

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Silver Standard and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2004 WTO Review Threshold is $237,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Silver Standard, is reviewable if the value of our assets is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of our assets is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Silver Standard, and the value of our assets and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Silver Standard forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $192,000,000 (in 2000) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of our shares.

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

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies; (vii) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (viii) the contribution of the investment to Canada's ability to compete in world markets.

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

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

As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

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

We have adopted a Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. Our Code of Business Conduct is available for viewing on our website at www.silverstandard.com.

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2004	Fiscal year ended December 31, 2003
Audit Fees (1)	$69,250	$49,000
Audit-Related Fees (2)	--	$31,500
Tax Fees (3)	$5,000	$21,000
All Other Fees (4)	$4,000	-
Total	$78,250	$101,500
(1)	Audit of consolidated financial statements including accounting consultations and tax services related to the audit
(2)	High level reviews of interim financial statements; fees in connection with regulatory financial filings
(3)	Tax return compliance filing and corporate tax structure
(4)	Section 404 of the Sarbanes-Oxley Act of 2002 training

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

All services provided by our principal accountant in 2004 were pre-approved by our audit committee.

D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17	Financial Statements

Our audited consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 20 to the audited consolidated financial statements.

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

12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Mine Development Associates
14.2	Consent of James A. McCrea, P. Geo.
14.3	Consent of Pan American Silver Corp.
14.4	Consent of Pincock, Allen & Holt, a division of Hart Crowser Inc.
14.5	Consent of Roscoe Postle Associates Inc.
14.6	Consent of Sundance Ventures
14.7	Consent of Snowden Mining Industry Consultants

A.    Financial Statements

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 20, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

Robert A. Quartermain	Ross A. Mitchell
President	Vice President, Finance

February 18, 2005

Independent Auditors’ Report

To the Shareholders of

Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

February 18, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

February 18, 2005

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2004 and 2003

(expressed in thousands of Canadian dollars, except number of shares)

	2004 $	2003 $
Assets

Current assets
Cash and cash equivalents (note 16(a))	45,703	16,428
Silver bullion (note 5)	13,487	--
Marketable securities (notes 6 and 14(b))	3,329	1,457
Accounts receivable (note 14(a))	662	339
Prepaid expenses and deposits (note 18(b))	587	234

	63,768	18,458

Restricted silver bullion (notes 5 and 9)	2,300	--

Reclamation deposits (note 9)	198	153

Mineral property costs (note 7)	143,175	66,491

Property, plant and equipment (note 8)	659	111

	210,100	85,213

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,426	725
Current portion of asset retirement obligations (note 9)	560	248
Mineral property payable (note 7(n))	144	526
Current portion of long-term debt (note 10)	10	66

	2,140	1,565

Asset retirement obligations (note 9)	688	1,043

Future income tax liability (notes 4 and 15)	14,200	--

Long-term debt (note 10)	46	75

	17,074	2,683

Shareholders' Equity

Capital stock (note 11)
Authorized
100,000,000 common shares without par value
Issued
51,576,802 common shares (2003 - 42,604,832)	217,502	113,537

Share subscriptions (note 13)	--	455

Value assigned to stock options (note 12)	6,167	170

Value assigned to warrants (note 11(a))	7,011	--

Deficit	(37,654)	(31,632)

	193,026	82,530

	210,100	85,213

Commitments (note 18)

Approved by the Board of Directors

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2004 $	2003 $	2002 $

Exploration and mineral property costs
Property examination and exploration	471	465	279
Mineral property costs written off	--	--	53
Reclamation and accretion (note 9)	252	507	420

	(723)	(972)	(752)

Expenses
Depreciation	57	30	24
General and administration	2,202	1,579	1,404
Professional fees	122	143	153
Salaries and employee benefits	692	654	434
Stock-based compensation (note 12)	2,451	169	132

	(5,524)	(2,575)	(2,147)

Other income (expenses)
Investment income	1,151	379	305
Gain (loss) on sale of marketable securities and investment
writedowns	2,525	(101)	544
Gain on sale of mineral properties	931	--	--
Interest expense	--	--	(92)
Foreign exchange gain (loss)	171	(669)	(37)
Other	(49)	--	(19)

	4,729	(391)	701

Loss for the year	(1,518)	(3,938)	(2,198)

Deficit - Beginning of year	(31,632)	(27,694)	(25,496)

Adjustment for stock-based compensation (note 3)	(4,504)	--	--

Deficit - End of year, as restated	(37,654)	(31,632)	(27,694)

Weighted average number of shares outstanding	48,311,212	40,409,854	35,739,100

Basic and diluted loss per common share	(0.03)	(0.10)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

	2004 $	2003 $	2002 $

Cash flows from operating activities
Loss for the year	(1,518)	(3,938)	(2,198)
Items not affecting cash
Depreciation	57	30	24
Mineral property costs written off	--	--	53
Interest expense	--	--	90
Fixed asset writedowns and loss on sale	9	--	19
Gain on sale of mineral properties	(911)	--	--
Loss (gain) on sale of marketable securities and
investment writedowns	(2,525)	101	(544)
Stock-based compensation	2,451	169	132
Donation made in shares	--	--	41
Asset retirement obligations	(316)	370	98
Foreign exchange (gain) loss	(31)	(4)	37

	(2,784)	(3,272)	(2,248)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(656)	(14)	(222)
Accounts payable and accrued liabilities	995	(17)	220

	(2,445)	(3,303)	(2,250)

Cash flows from financing activities
Shares and warrants issued for cash	60,334	13,229	26,725
Share subscriptions received	--	455	--
Share issue cash costs	(928)	(54)	(333)
Repayment of long-term debt	(85)	(211)	(152)

	59,321	13,419	26,240

Cash flows from investing activities
Minority interest buy-out	--	--	(2)
Mineral property costs	(12,796)	(9,833)	(7,963)
Purchase of property, plant and equipment	(710)	(57)	(38)
Purchase of silver bullion (note 5)	(15,780)	--	--
Proceeds on sale of property, plant and equipment	53	--	--
On acquisition of joint venture	--	--	34
On business combination (note 4)	91	--	--
Acquisitions	--	--	(4,556)
Reclamation deposit (advance) recovery	(47)	(83)	40
Purchase of marketable securities	(2,755)	(1,042)	(527)
Proceeds on sale of marketable securities	4,319	--	757

	(27,625)	(11,015)	(12,255)

Foreign exchange gain (loss) on foreign cash held	24	(15)	30

Increase (decrease) in cash and cash equivalents	29,275	(914)	11,765

Cash and cash equivalents - Beginning of year	16,428	17,342	5,577

Cash and cash equivalents - End of year	45,703	16,428	17,342

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

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

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 20.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Basis of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Candelaria Mining Company (Candelaria), Newhawk Gold Mines Ltd. (Newhawk), Pacific Rim Mining Corporation Argentia S.A. (Pacific Rim Argentina), Silver Assets, Inc. (Silver Assets), Silver Standard (BVI) Inc., Silver Standard U.S. Inc. and Sunshine Argentina Inc. (Sunshine). The company proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton), which is reflected in the Manantial Espejo mineral property.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are mineral reserves and resources, depreciation rates, asset valuations, stock-based compensation, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in consolidated statements of loss.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

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

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum. Leasehold improvements are amortized over the term of the lease, plus one renewal period.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Asset retirement obligations

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 12 and 13.

3	Changes in accounting policies

Stock-based compensation

Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Impairment of long-lived assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

4	Acquisitions

In October 2004, the company acquired the remaining 56.6% interest (for a 100% interest) in Sunshine. Consideration for this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). The company has accounted for the acquisition as a business combination with the consideration issued assigned as follows:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

$

Cash and cash equivalents	91
Accounts receivable	25
Other current assets	2
Mineral properties	63,899
64,017
Current liabilities	(19)
Future income tax liability	(14,200)

Net assets acquired	49,798

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference is $14,200,000 and has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

In June 2002, the company acquired a 43.4% interest in Sunshine, which owns the surface and mineral rights for the Pirquitas silver project (note 7(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. In July 2003, the company issued 9,980 common shares with a value of $74,850 in full settlement of the interest due relating to the debenture (note 11).

5	Silver bullion

During the year, the company purchased 1,952,956 ounces of silver bullion at a cost of $15,780,000, for an average cost of $8.08 (US $5.85) per ounce to hold 1,953,985 (2003 – 1,029) ounces at December 31, 2004. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value.

During the year, the company lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 7(m)). Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, US dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at December 31, 2004, 284,650 ounces of silver bullion were lodged as collateral.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Balance sheet presentation – December 31, 2004

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,669,335	13,487	13,693	206

Restricted silver bullion	284,650	2,300	2,335	35

	1,953,985	15,787	16,028	241

6	Marketable securities
	2004 $	2003 $

Marketable securities (i)	1,329	1,457
Special Warrants (ii)	2,000	-

	3,329	1,457

(i)	At December 31, 2004, the quoted market value of marketable securities was $4,122,000 (2003 - $9,730,000) for an unrealized gain of $2,793,000 (2003 - $8,273,000).
(ii)

In October 2004, the company and Minco Mining & Metals Corporation (Minco) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (Minco Silver), to acquire silver projects in China.

Under the terms of the strategic alliance, the company acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. Each Special Warrant will entitle the company to acquire one common share in the capital of Minco Silver once Minco Silver qualifies the issuance of its common shares. The common shares will be subject to an escrow agreement.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

A director of the company is also a director of Minco and this director and the President of the company will be directors of Minco Silver.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

7	Mineral property costs

At December 31, mineral property costs are as follows:

2004

	Acquisition costs $	Exploration costs $	Total $
Argentina
Chubut	61	207	268
Diablillos	5,376	975	6,351
Manantial Espejo	4,090	10,362	14,452
Pirquitas	70,491	948	71,439
Other	--	51	51
Australia
Bowdens	10,892	6,931	17,823
Other	--	27	27
Canada
Silvertip	1,818	204	2,022
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	34	1,268
Chile
Cachinal	17	86	103
Challacollo	2,282	2,218	4,500
Juncal	16	33	49
La Flora	15	32	47
Mexico
Pitarrilla	1,291	3,203	4,494
La Valenciana	29	253	282
Ortega	46	31	77
San Agustin	48	565	613
San Marcial	1,250	723	1,973
Other	89	134	223
Peru
Berenguela	554	673	1,227
United States
Candelaria	2,981	2,307	5,288
Maverick Springs	553	1,409	1,962
Shafter	2,544	2,444	4,988

Balance - December 31, 2004	108,070	35,105	143,175

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

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

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

        Acquisition and exploration costs incurred during the year are as follows:

	2004 $	2003 $

Balance - Beginning of year	66,491	56,230

Acquisition costs for the year	66,358	3,458

Exploration costs
Assaying	918	705
Camp costs	2,111	1,786
Consulting	1,454	144
Drafting/engineering	279	177
Drilling	2,294	1,824
Environmental	228	293
Field administration	588	227
Maps and prints	72	60
Property holding costs	500	205
Geology	1,195	899
Legal	240	151
Value added tax	447	332

Exploration costs for the year	10,326	6,803

Balance - End of year	143,175	66,491

a)	Diablillos, Argentina

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

b)	Manantial Espejo, Argentina

In March 2002, the company acquired the entire interest in the Manantial Espejo property for consideration paid as set out below. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company was the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American became the operator on January 1, 2004 and will continue as the operator during the feasibility and mine construction stages. Pan American will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

In 2002, Pan American and the company acquired Barrick Gold Corporation’s (Barrick), royalty interests and another 1.2% net smelter return royalty on the property, subject to Barrick retaining its right to receive payment of US$0.60 per tonne mined and processed with a maximum of 1 million tonnes and receive a 0.5% net smelter returns royalty. The company’s 50% share of these royalty purchases was US$400,000 (paid).

c)	Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine, and in October 2004, the remaining 56.6% was acquired by the company (note 4). Sunshine owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina. The company is the operator of Sunshine and all permits necessary for mining are currently valid. Sunshine owns all the surface rights covering the mineralization and location for the mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government. The company is planning to update the feasibility study and carry out an underground development program at the property with planned expenditures of US$2.5 million in 2005, US$3.5 million in 2006 and US$4.0 million in 2007.

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual exploration expenditure requirements of approximately AUS$95,000 to maintain its interest.

The company acquired certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS$1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. There is a 5% net profits royalty on certain of the non-core claims on the property.

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by Newhawk, a subsidiary of the company.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

g)	Sunrise Lake, Canada

In June 2003, the company acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. To acquire this project, the company made a cash payment of US$488,000 and issued 83,004 common shares of the company valued at $576,000. The property is subject to a 5% net profits royalty interest.

h)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion). Under the terms of the agreement, the company made cash option payments of US$1,500,000 staged over two years. The company now owns 100% of the project, subject to 4% in net smelter returns royalties, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US$1.5 million.

i)	Pitarrilla, Mexico

The company owns a 100% interest in the Pitarrilla property in the state of Durango. A finder’s fee of US$5,000 was paid on staking, with additional finder’s fees of the greater of (a) US$5,000; and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

j)	San Agustin, Mexico

The company owns a 100% interest in the San Agustin property in the state of Durango. A finder’s fee of US$5,000 was paid on staking, with additional finder’s fees of the greater of (a) US$5,000; and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

k)	San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and the issuance of 45,706 common shares of the company with a value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company was to make US$75,000 in staged payments (paid) and pay US$387,500 (paid) by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period and this commitment has been met. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

l)	Berenguela, Peru

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in the Province of Lampa in southern Peru. Under the terms of the agreements, the company must pay US$200,000 (paid), issue 17,500 common shares valued at $291,375 (issued), complete an exploration program having an in-ground expenditure of a minimum of US$500,000 and prepare a silver resource estimate by July 31, 2005. To December 31, 2004, US$478,000 had been spent on in-ground exploration. On exercise of the option, the company is to pay US$0.04 to US$0.06 per resource ounce in a blend of cash and shares, depending on silver prices.

m)	Candelaria, U.S.A.

The company owns a 100% interest in the Candelaria silver mine in Nevada. Under its agreement with the vendor, upon completion of reclamation by the vendor, the company assumed all liabilities relating to the Candelaria property and has lodged environmental bonding in the amount of US$1,679,000 (notes 5 and 9). The total cost of monitoring the property is estimated to be US$20,300 over a five-year period.

n)	Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista) in which the company will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the agreement, the company paid Vista US$300,000 on closing and will contribute US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn its interest. The company and Vista will then enter into a joint venture agreement. At December 31, 2004, the company had paid Vista US$959,000 toward exploration and accrued an additional US$119,000 (Cdn $144,000), leaving US$122,000 remaining to be spent on exploration under the agreement. The company’s President is a director of Vista. Newmont Mining Corporation has a back-in right to acquire a 51% interest in the property and, as well as others, has certain net smelter return royalties on production from the property.

o)	Shafter, U.S.A.

The company owns a 100% interest in Rio Grande, which holds the Shafter Presidio silver mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,500 acres of private land, of which Rio Grande owns or leases certain of the surface and/or mineral rights. The company also has the right to acquire, through a lease option, a contiguous 16,000 acre tract of private range land. In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for mill assets to be eventually used at Shafter. During the year ended December 31, 2003, the mill was moved to the property and the company paid US$50,000 and issued 5,000 common shares valued at $36,000, for an additional land acquisition. All significant permits necessary to place the property in production are valid and subject to renewal over time. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

8	Property, plant and equipment
2004

	Cost $	Accumulated depreciation $	Net $

Office equipment	410	258	152
Vehicles	142	43	99
Leasehold improvements	117	12	105
Land	303	--	303

	972	313	659

2003

	Cost $	Accumulated depreciation $	Net $

Office equipment	339	230	109
Land	2	--	2

	341	230	111

9	Asset retirement obligations

During the year ended December 31, 2004, the company incurred $252,000 (2003 - $507,000; 2002 - $420,000) in on-going, non-legally required environmental and reclamation costs and changes in the provision for asset retirement obligations.

At December 31, 2004, $1,248,000 (2003 - $1,291,000; 2002 - $843,000) has been recorded by the company as a provision for future asset retirement obligation expenses for its various properties, of which $560,000 is considered current.

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

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

A reconciliation of the provision for asset retirement obligations is as follows:

	2004 $	2003 $

Balance - Beginning of year	1,291	843

Liabilities settled during the year	(176)	(99)
Accretion expense	108	55
Revisions in estimated cash flows	25	492

Balance - End of year	1,248	1,291

	2004 $	2003 $

Balance sheet presentation
Current portion	560	248
Long-term portion	688	1,043

	1,248	1,291

The provision for asset retirement obligations is based on the following key assumptions:

•	total undiscounted cash flows of $1,918,000
•	the expected timing of payments ranging in the years 2005 to 2015
•	a credit adjusted risk free rate at which the estimated payments have been discounted at 10%.

At December 31, 2004, the company has lodged $2,498,000 (2003 – $153,000) in security deposits with various government agencies in relation to its reclamation obligations. Of the amount lodged, $198,000 (2003 – $153,000) was in the form of cash deposits and $2,300,000 (2003 – nil) relates to silver bullion lodged as collateral for a letter of credit (note 5).

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

10	Long-term debt
	2004 $	2003 $

Amount payable to a former officer of Silver Assets in variable annual amounts over 20 years, discounted at 7.3%, final payment in 2015	56	61
Mortgage payable at 10%, due in monthly instalments of US$649, final payment made in 2004	-	32
Amounts payable relating to land acquisitions, final US$37,500 payment paid in July 2004. Interest was at US$1,000 per month	-	48
	56	141

Less: Current portion	10	66

	46	75

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

11	Capital stock
Authorized
100,000,000 common shares without par value
Issued

	Number of shares	Amount $

Balance - December 31, 2001	30,913,953	66,108

Issued during the year
For cash
Private placement (b)	4,750,000	19,979
Exercise of options (note 12)	695,734	1,827
Exercise of warrants (note 13)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (notes 7(e), (k) and (o))	198,706	1,258
For conversion of convertible debenture (note 4)	360,636	2,092
For mineral property payables	596,917	3,280
Assigned value of exercised warrants and options	--	339
Other	10,000	41
Share issue costs (b)	--	(656)

Balance - December 31, 2002	39,190,887	99,510

Issued during the year
For cash
Exercise of options (note 12)	536,372	2,140
Exercise of warrants (note 13)	2,779,589	11,089
For mineral properties (notes 7(o) and 7(g))	88,004	612
In settlement of interest (note 4)	9,980	75
Assigned value of exercised options	--	165
Share issue costs	--	(54)

Balance - December 31, 2003	42,604,832	113,537

Issued during the year
For cash
Private placement (a)	2,955,000	37,132
Exercise of options (note 12)	525,700	2,963
Exercise of warrants (note 13)	2,686,620	13,420
Finder's fees on private placement (a)	31,250	393
For mineral property (notes 4 and 7(l))	2,680,500	50,089
Assigned value of exercised options	--	1,026
Share subscriptions (note 13)	92,900	455
Share issue costs (a)	--	(1,513)

Balance - December 31, 2004	51,576,802	217,502

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

a)

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finders’ fees and other costs relating to this placement.

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

12	Stock options

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

The changes in stock options issued are as follows:

	2004		2003		2002

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at
January 1	1,845,669	7.37	1,565,441	4.60	1,392,775	2.58
Granted	570,000	15.36	816,600	10.46	868,400	6.26
Exercised	(525,700)	5.64	(536,372)	3.99	(695,734)	2.63

Options outstanding at	1,889,969	10.26	1,845,669	7.37	1,565,441	4.60
December 31

Options exercisable at
December 31	1,628,719	9.49	1,784,419	7.30	1,529,191	4.60

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

As of December 31, 2004, incentive stock options represent 3.7% (2003 – 4.3%) of issued and outstanding common capital.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.09	10,000	10,000	June 5, 2005	0.4
10.35	23,000	23,000	September 3, 2005	0.7
1.90	20,019	20,019	December 28, 2005	1.0
20.50	10,000	10,000	March 12, 2006	1.2
2.50	47,000	47,000	August 16, 2006	1.6
3.01	64,700	64,700	November 6, 2006	1.8
4.25	234,000	234,000	January 1, 2007	2.0
8.00	307,900	307,900	August 2, 2007	2.6
9.10	343,350	339,600	January 31, 2008	3.1
10.35	7,500	--	September 3, 2008	3.7
12.85	262,500	252,500	December 22, 2008	4.0
18.42	50,000	25,000	September 16, 2009	4.7
20.01	45,000	22,500	October 4, 2009	4.8
14.47	465,000	272,500	December 31, 2009	5.0

	1,889,969	1,628,719		3.4

Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation (note 3). During the year ended December 31, 2004, 570,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $15.26 and these options had an average fair value assigned of $7.36 per option based on the Black-Scholes option pricing model. The fair value of options that was charged to the statement of loss and deficit was $2,451,000 with an additional $67,000 value deferred as mineral property costs.

We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the change in 2003 and 2002 for stock options granted before 2003, as follows:

	2003 $	2002 $

Loss for the year
As reported	3,938	2,198
Compensation expense	2,840	1,664

Pro forma	6,778	3,862

Basic and diluted loss
As reported	0.10	0.06
Pro forma	0.17	0.11

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.2	3.5	3.4
Expected life (years)	2.7	2.5	2.5
Expected volatility (%)	74	61	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

13	Warrants

At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were issued in early 2004.

The changes in warrants outstanding are as follows:

	2004		2003		2002

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding
at January 1	2,779,520	4.99	5,559,109	4.56	2,560,270	2.87
Granted	1,519,125	18.50	--	--	4,583,140	5.00
Exercised	(2,779,520)	4.99	(2,779,589)	3.99	(1,584,301)	3.10

Warrants outstanding
at December 31	1,519,125	18.50	2,779,520	4.99	5,559,109	4.56

The following table summarizes information about warrants outstanding at December 31, 2004:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Exercise price $	Warrants outstanding	Expiry date	Weighted average remaining life (years)

18.50	1,519,125	January 15, 2006	1.0

14	Related party transactions
a)

During the year ended December 31, 2004, the company recorded expense reimbursements of $235,600 (2003 - $112,600; 2002 - $176,900) from companies related by common management. At December 31, 2004, accounts receivable include $71,600 (2003 - $46,100; 2002 - $78,500) from these related parties.

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.
c)	During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management.
15	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2004	2003	2002

Statutory tax rate	35.6%	37.6%	39.6%

	$	$	$

Loss for the year	(1,518)	(3,938)	(2,198)

Provision for income taxes based on
statutory rates	(540)	(1,480)	(870)
Differences in foreign tax rates	(4)	(8)	11
Losses for which an income tax benefit
has not been recognized and other	544	1,488	859

	--	--	--

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

	2004 $	2003 $

Long-term future tax assets
Capital and non-capital loss carry-forwards	7,098	7,527
Property, plant and equipment and resource properties	1,624	6,524
Share issuance costs	381	183

Total future tax assets	9,103	14,234
Valuation allowance for future tax assets	(9,103)	(14,234)

Net future tax assets	--	--

	2004 $	2003 $

Long-term future tax liabilities
Future income tax liability of Sunshine (note 4)	(14,200)	--

Future income tax liability	(14,200)	--

c)

As of December 31, 2004, the company has approximately $16,465,000 in operating losses, $3,473,000 in capital losses, and $8,147,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$
2005	3,426
2006	1,240
2007	1,187
2008	1,615
2009	1,702
2010	2,290
2011	2,944
2015	2,061

16,465

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

16	Supplementary cash flow information
	a)	Cash and cash equivalents at December 31 comprised the following:

	2004 $	2003 $	2002 $

Cash on hand and balances held with
banks	1,820	1,337	1,138
Short-term deposits	43,883	15,091	12,053
Short-term investments	--	--	4,151

	45,703	16,428	17,342

b)	During the years ended December 31, 2004, 2003 and 2002, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2004 $	2003 $	2002 $

Non-cash financing activities
Shares issued for mineral property payables	--	--	3,280
Shares issued for mineral properties	50,089	612	1,258
Shares issued for convertible debentures	--	--	2,092
Shares issued in settlement of interest	--	75	--
Shares issued for donations	--	--	41
Value assigned to options	--	169	161
Amortization capitalized to mineral property	43	--	--

	50,132	856	6,832

Non-cash investing activities
Reclamation capitalized to mineral properties	(30)	(97)	(242)
Shares issued for mineral properties	(50,089)	(612)	(1,258)
Value assigned to convertible debenture on acquisition	--	--	(2,035)
Payable for mineral property	--	--	(772)
Other mineral property costs	--	--	(291)
Marketable securities received for mineral properties	911	53	--
Marketable securities received for accounts receivable	--	50	--
Option value assigned to mineral property	(67)	(18)	(29)
Foreign exchange component included in reclamation	(9)	(19)	--

	(49,284)	(643)	(4,627)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

17	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 7. Segment assets by geographic location are as follows:

								2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $

Property, plant and equipment	--	1	559	--	99	--	--	659
Mineral property costs	92,561	17,850	6,938	4,699	7,662	12,238	1,227	143,175

	92,561	17,851	7,497	4,699	7,761	12,238	1,227	143,834

2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Property, plant and equipment	--	1	110	--	--	--	111
Mineral property costs	24,680	16,971	6,871	4,451	2,717	10,801	66,491

	24,680	16,972	6,981	4,451	2,717	10,801	66,602

18	Commitments
a)	The company has committed to payments under operating leases for the rental of its corporate head office space. The future minimum payments are as follows:

Year	$
2005	223,500
2006	228,000
2007	230,000
2008	57,300

b)

The company has committed to the purchase of six mining trucks relating to the 50% owned Manantial Espejo project. The company’s share of this commitment is US$1,111,000. As at December 31, 2004, a deposit of $289,000 (US$240,000) has been made and is included in prepaid expenses on the balance sheet, with the balance of US$871,000 due on delivery of the trucks expected in the first quarter of 2005.

c)	Mineral property commitments are described in note 7.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

19	Fair value of financial instruments

a)	Fair value

The estimated fair values of cash and cash equivalents, silver bullion, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 6 and the fair value of silver bullion is disclosed in note 5.

b)	Foreign exchange

Foreign exchange is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk expense

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents. The company deposits cash and cash equivalents with high credit quality financial institutions.

20	Material differences between Canadian and United States generally accepted accounting principles (GAAP)
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

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP, exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, then any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no reserves and no producing properties. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144. Based on this guidance, for U.S. GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred (f).

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (f).

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

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2004 and 2003, no short-term investments would be excluded from cash equivalents for U.S. GAAP.

v)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Manantial Espejo mineral property (note 7).

vi)

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.

For Canadian GAAP purposes, the company adopted, as of January 1, 2004, the CICA’s amendments to Section 3870 “Stock-based Compensation and other Stock-Based Payments” which requires an expense to be recognized for all forms of employee stock-based compensation.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

b)     Consolidated summarized balance sheets

2004			2003

CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $ (Restated - f)

Assets

Current assets (ii)	63,768	2,793	66,561	18,458	8,271	26,729
Mineral property costs (i) and (iii)	143,175	(143,175)	-	66,491	(66,491)	-
Other assets (ii)	3,157	-	3,157	264	-	264
	210,100	(140,382)	69,718	85,213	(58,220)	26,993

Liabilities

Current liabilities	2,140	-	2,140	1,565	-	1,565
Other liabilities	14,934	-	14,934	1,118	-	1,118
	17,074	-	17,074	2,683	-	2,683

Shareholders’ Equity

Capital stock (iii)	217,502	(627)	216,875	113,537	169	113,706
Share subscriptions	-	-	-	455	-	455
Stock options	6,167	(6,030)	137	170	-	170
Warrants	7,011	-	7,011
Other comprehensive gain	-	2,793	2,793	-	8,271	8,271

Deficit (i) (ii) and (iii)	(37,654)	(136,518)	(174,172)	(31,632)	(66,660)	(98,292)

	193,026	(140,382)	52,644	82,530	(58,220)	24,310

	210,100	(140,382)	69,718	85,213	(58,220)	26,993

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

c)     Consolidated statements of loss and deficit

	2004 $	2003 $	2002 $ (Restated - f)

Loss in accordance with Canadian GAAP	1,518	3,938	2,198
Mineral property costs for the year (i)	76,684	10,261	17,147
Mineral property costs written off during
the year (i)	--	--	(53)
Stock-based compensation (vi)	(2,398)	--	--
Other	76	(100)	(10)

Loss in accordance with U.S. GAAP	75,880	14,099	19,282
Unrealized loss (gain) on available-for-sale
securities (ii)	5,480	(7,226)	(1,045)

Comprehensive loss	81,360	6,873	18,237

Basic and diluted loss per share	1.57	0.35	0.54

d)	Consolidated statements of cash flows

	2004 $	2003 $	2002 $ (Restated - f)

Cash flows from operating activities
Per Canadian GAAP	(2,445)	(3,095)	(2,250)
Mineral property costs (i)	(12,796)	(9,587)	(7,963)

Per U.S. GAAP	(15,241)	(12,682)	(10,213)

Cash flows from investing activities
Per Canadian GAAP	(27,625)	(10,768)	(12,255)
Mineral property costs (i)	12,796	9,587	7,963

Per U.S. GAAP	(14,829)	(1,181)	(4,292)

e)	Impact of Recently Issued Accounting Standards

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after November 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the company’s Consolidated Financial Statements because the company determined it does not have any variable interest entities.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

In March 2004, the Emerging Issues Task Force issued EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141”, Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and EITF Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.” The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted.

In March 2004, the EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations”. EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An amendment of APB 29”.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, “Accounting for Stock-based Compensation”.  This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

f)	Restatement

In 2003, the company restated the U.S. GAAP information to write off capitalized mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (a)(i), and the investment under (a)(ii). The effect of the restatement was to increase the U.S. GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,282,000 and to increase the U.S. GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51. The effect of the restatement was also to reduce the U.S. GAAP shareholders’ equity as at December 31, 2002 from $53,681,000 to $16,679,000.

- END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ Robert A. Quartermain Robert A. Quartermain, President & Director
Date: March 30, 2005

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

[omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date:	March 30, 2005

/s/ Robert A. Quartermain ____________________________ Robert A. Quartermain President

- 108/109 -

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

[omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

(a)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(b)

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	March 30, 2005

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance

- 110/111 -

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 30, 2005

/s/ Robert A. Quartermain

Robert A. Quartermain

President

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 30, 2005

/s/ Ross A. Mitchell

Ross A. Mitchell

Vice President, Finance