Form 20-F
SILVER STANDARD RESOURCES INC
filed 2006-03-31
CIK 921638

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to _______________________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report

Commission file number               0-26424

SILVER STANDARD RESOURCES INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1180 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered Not Applicable

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

51,849,241

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑     Yes        No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

     Yes    ☑    No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of theSecurities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑     Yes        No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer 	Accelerated filer ☑	Non-accelerated filer 

Indicate by check mark which financial statement item the Registrant has elected to follow.

          Item 17    ☑    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     Yes    ☑    No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Yes        No

- ii -

- iii -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our operations and planned future acquisitions within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995. Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, could”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be “forward looking statements” and are intended to identify forward-looking statements, which include statements relating to, among other things, our ability to continue to successfully compete in its market. You are cautioned not to place undue reliance on forward looking statements. These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. We undertake no obligation to update forward-looking statements should circumstances or estimates or opinions change. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation,

•	uncertainty of production at our mineral exploration properties;
•	risks related to our ability to finance the continued exploration of our mineral properties;
•	risks related to no Proven Mineral Reserves or Probable Mineral Reserves;
•	our history of losses and expectation of future losses;
•	risks related to factors beyond our control;
•	risks and uncertainties associated with new mining operations;
•	risks related to our ability to obtain adequate financing for our planned development activities;
•	lack of infrastructure at our mineral exploration properties;
•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	unpredictable risks and hazards related to mining operations;
•	risks related to governmental regulations, including environmental regulations;
•	commodity price fluctuations;
•	our ability to attract and retain qualified personnel;
•	uncertainties related to title to our mineral properties;
•	risks related to reclamation activities on our properties;
•	risks related to political instability and unexpected regulator change;
•	currency fluctuations;
•	increased competition in the mining industry for properties and qualified personnel;
•	risks related to some of our directors and officers involvement with other natural resource companies;
•	enforcement of U.S. judgments and laws in Canada;
•	our ability to attract and retain qualified management;
•	our classification as a passive foreign investment company under the Internal Revenue Code.

- iv / v -

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

- vi -

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

deposit - a natural occurrence of a useful mineral of sufficient extent and degree to invite exploitation.

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

- vii -

igneous - means a rock formed by the cooling of molten silicate material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

induced polarization method - the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

intrusion - general term for a body of igneous rock formed below the surface.

limestone - sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

massive - a geologic body more than 100 millimeters in thickness.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Mineral Reserve - is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Mineral Resource - is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

- viii -

mineralization - usually implies minerals of value occurring in rocks.

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

oz/ton - ounces per ton.

plunge - the vertical angle between a horizontal plane and the line of maximum elongation of a body.

Preliminary Feasibility Study - is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Probable Mineral Reserve - is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

Proven Mineral Reserve - is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on December 11, 2005.

- ix -

Qualified Person – means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

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

In this Annual Report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on December 11, 2005 as may be amended from time to time by the CIM.

- x -

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

- xi -

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

Table No. 1

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2005	Year ended Dec 31, 2004 Restated(3)	Year ended Dec 31, 2003 Restated(3)	Year ended Dec 31, 2002 Restated(3)	Year ended Dec 31, 2001 Restated(3)
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period(1)	$5,870	$1,518	$3,938	$2,198	$3,377
3. Loss per common share(1)	$0.11	$0.03	$0.10	$0.06	$0.13
4. Total assets	$219,288	$217,457	$92,812	$81,096	$48,685
5. Long term obligations and redeemable preferred stock(2)	$Nil	$Nil	$75	$249	$143
6. Share capital	$219,971	$217,502	$113,537	$99,510	$66,108
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	51,849,241	51,576,802	42,604,832	39,190,887	30,913,953

(1)         All of our operations are continuing.

(2)         No preferred stock has been issued.

(3)         Certain comparative figures have been restated including amounts relating to future income tax liabilities by increasing mineral property costs and future income tax liabilities.

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2

Selected Financial Data

(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2005	Year ended Dec 31, 2004 Restated(3)	Year ended Dec 31, 2003	Year ended Dec 31, 2002	Year ended Dec 31, 2001
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period(1)	$26,581	$61,680	$14,099	$19,282	$15,317
3. Loss per common share(1)	$0.51	$1.28	$0.35	$0.54	$0.58
4. Total assets	$57,865	$69,718	$26,993	$19,463	$6,163
5. Long term obligations and redeemable preferred stock(2)	$Nil	Nil	$75	$249	$143
6. Share capital	$218,773	$216,875	$113,706	$99,679	$66,603
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	51,849,241	51,576,802	42,604,832	39,190,887	30,913,953
(1) All of our operations are continuing. (2) No preferred stock has been issued. (3) Certain comparative figures have been restated.

Reference should be made to note 19 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (Cdn$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$). In this Annual Report all references to “$” and “Cdn$” refer to Canadian Dollars, all references to “US$” refer to United States Dollars and all references to “A$” refer to Australian Dollars.

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, the average rates for the period, and the range of high and low rates for the period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended December 31, 2004	1.30	1.40	1.18	1.20
Fiscal Year Ended December 31, 2003	1.40	1.58	1.29	1.29
Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59

Table No. 4

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.18	1.19	1.20	1.17	1.17	1.16
Low	1.16	1.17	1.17	1.15	1.14	1.14

On March 29, 2006, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.17.

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

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We cannot provide any assurance that our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources (working capital of approximately $40.344 million at December 31, 2005), do not generate operating revenue, and must finance our exploration activity by other means, including financing through joint ventures, debt financing or equity financing. We cannot provide any assurance that additional funding will be available for further exploration of our projects or to fulfil our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

We do not have Proven Mineral Reserves or Probable Mineral Reserves.

We have not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves at any of our mineral properties. We cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at our properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict our ability to successfully implement our strategies for long-term growth.

We have a history of losses and expect to incur losses for the foreseeable future.

We have incurred losses during each of the following periods and expect to incur losses for the foreseeable future:

•	$5.870 million for the year ended December 31, 2005;
•	$1.518 million for the year ended December 31, 2004;
•	$3.938 million for the year ended December 31, 2003;

•	$2.198 million for the year ended December 31, 2002; and
•	$3.377 million for the year ended December 31, 2001.

As of December 31, 2005, we had an accumulated deficit of $43.524 million. We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining including those set out in this Item 3.D – “Risk Factors” under the heading “We have no revenue from operations and no ongoing mining operations of any kind.”

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;
•	market fluctuations for precious metals;
•	the proximity and capacity of natural resource markets and processing equipment; and
•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining:

•	We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to:
•	establish ore reserves through drilling;
•	develop metallurgical processes to extract the metals from the ore; and
•	construct the mining and processing facilities at any site chosen for mining.

The sources of external financing that we may use for these purposes include public or private offerings of debt, convertible notes and equity. In addition, we may enter into one or more strategic alliances and may utilize one or a combination of all these alternatives. We cannot provide any assurance that the financing alternative chosen by us will be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, the property.

•	The majority of our property interests are not located in developed areas and as a result may not be served by appropriate
•	road access;
•	water and power supply; and
•	other support infrastructure.

These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

•

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide any assurance that:

•	these estimates will be accurate;
•	resource or other mineralization figures will be accurate; or
•	this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Our resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot provide any assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

•	Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include:
•	unusual or unexpected geological formations;
•	metallurgical and other processing problems;
•	metal losses;
•	environmental hazards;
•	power outages;
•	labour disruptions;
•	industrial accidents;
•	periodic interruptions due to inclement or hazardous weather conditions;
•	flooding, explosions, fire, rockbursts, cave-ins, landslides, and;
•	inability to obtain suitable or adequate machinery, equipment or labour.
•	We may become subject to liabilities in connection with:
•	pollution;
•	cave-ins; or

•	hazards against which we cannot insure against or which we may elect not to insure.

The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

•	Mining operations and exploration activities are subject to national and local laws and regulations governing:
•	prospecting, development, mining and production;
•	exports and taxes;
•	labour standards, occupational health and mine safety;
•	waste disposal, toxic substances, land use and environmental protection.

In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

•

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	supply of, and demand for, silver, gold, tin, zinc, lead and copper;
•	speculative activities;
•	expectations for inflation; and
•	political and economic conditions.

We cannot predict the effect of these factors on metals prices.

•

In order to bring our mineral properties into production we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management personnel and increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant governmental regulations.

Our exploration activities are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration of mineral properties;
•	exports;

•	price controls;
•	taxation;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration of our properties.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

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

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, Mr. Quartermain who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, IAMGold Corporation, Vista Gold Corporation, and Minco Silver Corporation. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the law of and headquartered in British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (a) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States’ courts based upon the civil liability provisions of United States’ federal securities laws or (b) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States’ securities laws.

We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in our 2005 taxable year, and we may be a PFIC in subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. See Item 10.E – “Taxation”. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

Item 4	Information on the Company
A.	History and Development of the Company

General Background

We were incorporated in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979. We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common stock on a 1-for-5 basis on August 9, 1984. All references to the number of shares or per share data in this Annual Report refer to consolidated shares/data, unless otherwise indicated. We changed our name to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Our head office and registered and records office is located at: Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is Robert A. Quartermain, President. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847. We do not have a registered agent in the United States.

In March 2005, we entered into an agreement with Esperanza Silver Corporation (“Esperanza”) for the evaluation of mineral prospects located in central Peru. See Item 4.B - “Business Overview”.

In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project. See Item 4.B - “Business Overview”.

In November 2005, we announced agreements with Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. to acquire a 100% interest in the Veta Colorada Project located in Chihuahua State, Mexico. See Item 4.B - “Business Overview”.

In January 2006, we completed the acquisition of all of the shares of Sociedad Minera Berenguela S.A., the holder of the rights to the Berenguela Project located in Peru. See Item 4.B - “Business Overview”.

In March 2006, we entered into an agreement with Pan American Silver Corp. (“Pan American”) to sell our 50% interest in the Manantial Espejo Project in Argentina to Pan American. See Item 4.B - “Business Overview”.

The information contained in this Annual Report is current as at December 31, 2005, other than where a different date is specified.

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

We have two principal mineral property interests: (1) the Pirquitas Project in the Province of Jujuy, Argentina and (2) the Pitarrilla Project in Durango State, Mexico. We have four secondary mineral property interests: the Bowdens Project in Australia, the Shafter Silver Project in Texas, U.S.A., a 50% interest (which may be increased to 80% by funding certain expenditures) in the San Luis Project located in the Ancash Department of Peru and a 50% interest in the Manantial Espejo Project in Argentina (which interest we have agreed to sell to Pan American, see Item 4.B - “Business Overview - Secondary Properties”). We have nine tertiary mineral property interests: the Diablillos Project in Argentina, the Berenguela Project in Peru, the right to acquire the Veta Colorada Project in Mexico, the Challacollo Project in Chile, a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., the San Marcial Project in Mexico, the San Agustin Property in Durango State, Mexico, the Silvertip Property in northern British Columbia, Canada and the Sunrise Lake Deposit in the Northwest Territories, Canada. We also have two long-term property interests: the Candelaria mine in west central Nevada, U.S.A. and the Sulphurets Project in British Columbia, Canada. In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In addition, we have formed a strategic alliance with Minco to jointly pursue silver opportunities in China, an agreement with Esperanza for the evaluation of mineral prospects in central Peru and a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered principal, secondary or long-term properties.

Principal Properties

Pirquitas Project

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., a Delaware corporation, the holder of the rights to the Pirquitas Project located in the Province of Jujuy, Argentina. The total purchase price for the 43.4% interest was:

•	the payment at closing of US$3,000,000 in cash; and
•	the issuance of a US$1,340,000 convertible debenture, with a term of one year, exercise price of Cdn$5.80 per share and interest rate of 10% per annum.

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

Pitarrilla Project

We acquired by staking the original mineral claim covering the Pitarrilla Project in November 2002, acquired two contiguous claims by staking in 2003 and 2004 and applied for a fourth contiguous claim by staking in 2005. In addition, in 2004/2005 we acquired two adjoining claims, the Pena and Pena 1 claims, on payment of US$300,000 and a third adjoining claim, the America claim, on payment of US$250,000. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the Pitarrilla Project:

•	US$5,000 in cash following the staking of the property (paid);
•	the greater of (i) US$5,000 and (ii) 2% of our direct exploration expenditures on the Property, payable every six months; and
•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee is an aggregate of US$500,000.

We currently own a 100% interest in the Pitarrilla Project, subject to the above described finder’s fee capped at US$500,000.

Secondary Properties

Bowdens Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The acquisition of the shares of GSM Exploration was completed on August 22, 1997.

At the time, the only asset of GSM Exploration was the Bowdens Project located in New South Wales, Australia, which it acquired from CRA Exploration Pty Limited (“CRA Exploration”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994. Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

•	receive a payment of A$1,429,397 on GSM Exploration making a decision to mine in respect of the Bowdens Project;
•

reacquire up to a 51% interest in the Bowdens Project in the event gold and silver resources are delineated on the Bowdens Project in excess of A$800,000,000 or base metal resources are delineated on the Bowdens Project in excess of A$3,000,000,000 within the six month period following the decision to mine; and

•	reacquire a 100% interest in the Bowdens Project at no cost in the event GSM Exploration did not make a decision to mine in respect of the Bowdens Project by August 11, 1999.

On July 31, 1997, prior to completing the acquisition of the shares of GSM Exploration, we entered into an agreement with CRA Exploration under which CRA Exploration agreed to release all of its rights to reacquire an interest in the Bowdens Project in return for:

•	the issuance of 160,000 of our common shares (which have since been issued);
•	the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Project; and
•	the granting of a royalty of 2% of net smelter returns reducing to 1% of net smelter returns after the payment of US$5,000,000 in royalties.

Accordingly, with the completion of the acquisition of the shares of GSM Exploration and the signing of the agreement with CRA Exploration, we own the following interest in the Bowdens Project:

•	100% of the shares of GSM Exploration for a 100% interest in the Bowdens Project;
•	subject to the rights of CRA Exploration to receive:
•	payment of A$1,500,000 on the commencement of commercial production on the Bowdens Project; and
•	a royalty of 2% of net smelter returns reducing to 1% of net smelter returns after the payment of US$5,000,000 in royalties.

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

At the time of our acquisition of Silver Assets, Inc., its sole asset was a 90.56% interest in Rio Grande Mining Company (“Rio Grande”), the holder of the Shafter Silver Project located near Shafter, Texas. On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected our acquisition of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding was US$55,053 and is to be paid out over time as shares are surrendered. In late 2005, US$49,000 in unclaimed minority stockholding interests were remitted to states of last known residence in settlement of our obligations for the minority stock holdings of Rio Grande.

Prior to our acquisition Silver Assets, Inc. and Rio Grande, Rio Grande purchased all of the “major” outstanding royalties on metal production from the Shafter Silver Project. One of these royalties was a 6.25 percent net smelter return royalty payable to Cyprus Amax out of future mining revenues, which Rio Grande purchased from Cyprus Amax for $50,000 cash and a $475,000 note. Following our acquisition of Silver Assets, Inc.:

•	we made the final payment of US$75,000 plus interest due to Cypress Amax under the US$475,000 note; and
•

we acquired one of the two remaining royalties on metal production from the Shafter Silver Project of 6.5% on the Chavez-Miller portion of the property, covering an area of approximately 137.4 hectares, for US$117,500.

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

San Luis Project

On March 22, 2005, we entered into an agreement with Esperanza for the evaluation of mineral prospects in central Peru. Under the evaluation agreement,

•	we agreed to contribute US$300,000; and
•	Esperanza agreed to contribute US$200,000 and certain know-how;

to carry out agreed upon evaluation programs for mineral prospects, with Esperanza acting as operator. In the event Esperanza acquires or proposes to acquire any mineral property as a result of an evaluation program, we may elect to enter into a joint venture with Esperanza for the exploration of the mineral property on the following terms:

•	we will initially hold a 50% interest in the joint venture and Esperanza will initially hold a 50% interest in the joint venture;
•	we may elect on the formation of the joint venture to increase our interest in the joint venture to 55% by funding the first US$500,000 in exploration expenditures;
•

once we incur the first US$500,000 in exploration expenditures or, if we do not elect to increase our interest to 55%, following the formation of the joint venture, we will incur with Esperanza US$1.5 million in exploration expenditures in proportion to our respective interests in the joint venture;

•

once we incur with Esperanza US$1.5 million in exploration expenditures, we may elect to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study; and

•

if we elect to increase our interest to 70% by completing a feasibility study, on completion of the feasibility study we may elect to increase our interest in the joint venture to 80% by paying all costs required to be incurred to place the property into commercial production.

In August 2005, Esperanza advised us of the acquisition of certain mineral concessions, known as the San Luis Project, as the result of an evaluation program carried out under the evaluation agreement. On September 6, 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project (the “San Luis Joint Venture”) on the terms set out above and elected to increase our interest in the joint venture to 55% by funding the first US$500,000 in exploration expenditures. As at December 31, 2005, we had incurred $135,000 (US$108,000) in exploration expenditures on the San Luis Project, with a further US$392,000 to be incurred to earn a 55% interest in the San Luis Joint Venture.

We currently hold a 50% interest in the San Luis Joint Venture and have elected to increase our interest in the San Luis Joint Venture to 55%.

Manantial Espejo Project

On November 4, 1998, we entered into an agreement with Triton Mining Corporation (“Triton Mining”), a wholly-owned subsidiary of Black Hawk Mining Inc., a Toronto Stock Exchange listed company, pursuant to which we acquired an option to acquire a 50% interest in Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Triton Mining. In order to exercise the option, we were required to:

•	make staged cash option payments to Triton Mining of US$1,536,500 (paid); and
•	incur exploration expenditures on the Manantial Espejo Project of US$4.5 million by December 31, 2001, extendable to December 31, 2002 in certain circumstances.

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

In addition, under the terms of the Altovalle shareholders’ agreement between Minera Triton and Barrick Gold, the following royalties were payable to Barrick Gold:

•	a payment of 60 cents (US) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and
•	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

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

•	granting to Barrick Gold a 3% net smelter returns royalty on any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study;
•	agreeing to maintain in place the following royalties payable to Barrick Gold:
•	the payment of 60 cents (US) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and
•	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

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

On January 22, 2002, we received from Triton Mining an offer to sell to us all of its interest in the Manantial Espejo Project pursuant to the terms of the right of first refusal contained in the shareholders’ agreements for Minera Triton and Altovalle. On February 22, 2002, we elected to exercise our right of first refusal and entered into an agreement with Triton Mining under which we agreed to purchase Triton Mining’s remaining interest in Altovalle and the Manantial Espejo Project for US$2,000,000, which at the time consisted of:

•	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project; and

•

the ownership of a 100% interest in Minera Triton for a 80% interest in the Manantial Espejo Project, subject to our option to acquire a 50% interest in Minera Triton. At the time, under our option to acquire a 50% interest in Minera Triton, we had made all required option payments (totalling US$1,536,500) and incurred US$4.1 million of the US$4.5 million required to be incurred by us to exercise our option and acquire a 50% interest in Minera Triton.

Concurrently with entering into the agreement with Triton Mining, we entered into an agreement with Pan American to sell to Pan American:

•	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and
•	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;

in consideration of the payment of US$2,000,000 in cash or common shares and the obligation to contribute the first US$3,000,000 towards mine construction once a production decision is made for the Manantial Espejo Project.

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

On March 27, 2002, we also acquired from Repadre Capital all of Repadre Capital’s interest in the net smelter returns royalty granted to Repadre Capital by Minera Triton equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project. The purchase price for the royalty interest was US$200,000. We also agreed to sell a 50% interest in the royalty we acquired from Repadre Capital to Pan American for US$100,000.

In November 2002, Pan American acquired from Barrick Gold all of Barrick Gold’s rights to receive a royalty from the Manantial Espejo Project of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the project with any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study subject to a 3% net smelter returns royalty. In December 2002, we acquired from Pan American a 50% interest in the royalty for US$300,000.

On March 21, 2006, we entered into an agreement with Pan American to sell to Pan American all of our 50% interest in the Manantial Espejo Project, including all shareholder loans and interests in royalties, in consideration of the issue to us of 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. In addition, if Pan American sells all or a portion of the Manantial Espejo Project at anytime over the next 3 years, we will receive 50% of the sale proceeds, after deducting Pan American’s acquisition and other project costs. The agreement with Pan American is subject to regulatory approval and is expected close on April 10, 2006.

On completion of the sale of our 50% interest in the Manantial Espejo Project to Pan American, we will have no interest in the Manantial Espejo Project.

Until the completion of the sale of our interest in the Manantial Espejo Project to Pan American, we will continue to have the following interest in the Manantial Espejo Project:

•	the ownership of a 50% interest in Minera Triton for a 40% interest in the Manantial Espejo Project; and
•	the ownership of a 10% interest in Altovalle for a 10% interest in the Manantial Espejo Project;
•	subject to Barrick Gold’s right to:
•	receive a payment of 60 cents (US) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and
•	receive a 0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

Tertiary Properties

Diablillos Project

As of November 1, 2001, we entered into a purchase agreement with Silver Standard (BVI) Inc. (our wholly owned subsidiary) and Pacific Rim Mining Corp. (“Pacific Rim”) and Pac Rim Cayman and Pac Rim Caribe (III) (wholly owned subsidiaries of Pacific Rim). Under the agreement, we agreed to acquire all of Pacific Rim’s interest in the Diablillos Project located in Salta Province, Argentina through the acquisition of all of the shares of two indirect wholly owned subsidiaries of Pacific Rim: Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the purchase agreement, we agreed to pay Pacific Rim US$3,400,000 in staged payments of:

•	US$1,000,000 payable in cash on closing;
•	US$500,000 payable in cash on December 31, 2001;
•	US$500,000 payable in cash or our shares, at our election, on or before June 30, 2002;
•	US$500,000 payable in cash or our shares, at our election, on or before December 31, 2002;
•	US$500,000 payable in cash or our shares, at our election, on or before June 30, 2003; and
•	US$400,000 payable in cash or our shares, at our election, on or before December 31, 2003.

On December 14, 2001, we completed the acquisition of the Diablillos Project and made the US$1,000,000 cash payment due on closing. On December 31, 2001, we paid the US$500,000 payment then due, and on January 18, 2002 issued 383,025 common shares in our capital in satisfaction of the payments due on June 30, 2002 and December 31, 2002. On June 28, 2002, we issued 142,970 common shares in our capital in satisfaction of the payments due on June 30, 2003 and December 31, 2003. The total purchase price was $5,433,000, with $5,430,000 allocated for the property and $3,000 allocated for a provision for reclamation.

We currently own a 100% interest in the Diablillos Project.

Berenguela Project

On March 31, 2004, we, and our wholly owned subsidiary Silver Standard Peru S.A., entered into an option agreement with Sociedad Minera Berenguela S.A. (“SOMINBESA”), a Peruvian corporation and the holder of the rights to the Berenguela Project located in Peru, and Fossores Ltd. (“Fossores”) under which we acquired an option to acquire all of the in-ground silver resources contained in the Berenguela Project in Peru. In order to maintain the option in good standing, we are required to:

•	issue 17,500 of our common shares to SOMINBESA following acceptance for filing of the option agreement by the TSX Venture Exchange (issued);
•	substantially complete an exploration program on the Berenguela Project having an in-ground expenditure of a minimum of US$500,000 (completed);
•	cause a silver resource estimate (the “Berenguela Resource Estimate”) for the Berenguela Project to be prepared using all existing data, including data generated in the exploration program;

In order to exercise the option, we are required to issue to SOMINBESA the number of common shares in our capital that have a value equal to:

•	if the price of silver is less than or equal to US$5.50 per ounce, US$0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;
•

if the price of silver is greater than US$5.50 per ounce but less than or equal to US$6.50 per ounce, US$0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

•	if the price of silver is greater than US$6.50 per ounce, US$0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

on or before the earlier to occur of:

•	July 31, 2005; and
•	the expiry of a period of 60 days following the filing of the Berenguela Resource Estimate with the Canadian Securities Administrators;

provided that we shall have not less than a period of 60 days following the completion of the Berenguela Resource Estimate to exercise the option, if the Berenguela Resource Estimate is completed prior to July 31, 2005.

Under the terms of the option agreement, we have the right on exercise of the option, among other things, to:

•	to acquire and mine all silver resources in excess of the those contained in the Berenguela Resource Estimate on payment of US$0.10 per ounce; and
•

independently exploit the silver resources on the property if SOMINBESA has not completed a feasibility study and commenced the development of the property at the time the average London fix of the price of silver has exceeded US$7.00 per ounce, averaged over a consecutive 130 day period.

On March 31, 2004, we also entered into a funding agreement with Fossores, under which Fossores agreed to provide us with:

•	all the data in Fossores’ files concerning the Berenguela Project;
•	a computerized index of the data;
•	the metallurgical processes that can be used to recover the silver resources from the Berenguela Project; and

•	a pre-feasibility study that presents an economically viable plan for the development of the Berenguela Project, including silver recovery.

Under the funding agreement, we agreed to pay Fossores:

•	US$20,000 on execution of the Berenguela option agreement (paid);
•	US$180,000 following acceptance for filing of the Berenguela option agreement by the TSX Venture Exchange (paid); and
•	on exercise of the Berenguela option agreement:
•	if the price of silver is less than or equal to US$5.50 per ounce, US$0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;
•

if the price of silver is greater than US$5.50 per ounce but less than or equal to US$6.50 per ounce, US$0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

•	if the price of silver is greater than US$6.50 per ounce, US$0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate.

Under letters dated September 2, 2005, October 31, 2005 and November 30, 2005, the period for exercising the option under the option agreement was extended to January 15, 2006.

On December 30, 2005, we entered into an agreement for the acquisition of all of the shares of SOMINBESA. Under the purchase agreement, we agreed to pay to the vendors, Daniel Kappes, Michael Cassiday and Victor Raul Eyzaguirre, an aggregate payment of US$2.0 million in cash, to issue to the vendors common shares in our capital having a value of US$8.0 million and to grant to the vendors a 2% net smelter returns royalty on copper produced from the project capped at US$3.0 million. On January 12, 2006, we completed the acquisition of the shares of SOMINBESA, and the Berenguela Project, and issued 530,504 shares in our capital to satisfy the obligation to issue shares in our capital having a value of US$8 million.

We currently have the following interest in the Berenguela Project:

•	a 100% interest in the Berenguela Project;
•	subject to a royalty of 3% of net smelter returns on copper produced from the project capped at US$3 million.

Veta Colorada Project

On July 27, 2005, we entered into agreements with Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. to acquire a 100% interest in the Veta Colorada Project located in the Parral District of Chihuahua State, Mexico. Under the purchase agreements, we agreed to pay US$50,000 (paid) on signing the agreements and a further US$3.45 million on satisfactory completion of due diligence within 120 days of signing the agreements. In December 2005, the vendors agreed to extend the due diligence period to March 31, 2006 in consideration of an advance payment of US$120,000 (paid) with the remaining US$3.33 million due by March 31, 2006.

We currently hold the right to acquire a 100% interest in the Veta Colorada Project, subject to making the final payment of US$3.33 million on or before March 31, 2006.

Challacollo Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Project located in northern Chile. Under the terms of the option agreement, we are required to make the following cash option payments totaling US$1,500,000 over two years:

•	US$20,000 due on signing the option agreement; (paid)
•	US$130,000 due on March 1, 2002; (paid)
•	US$250,000 due on August 1, 2002; (paid)
•	US$500,000 due on March 1, 2003 (paid); and
•	US$600,000 due on August 1, 2003 (paid).

On August 1, 2003, we exercised the option and acquired a 100% interest in the Challacollo Project.

A five percent finder’s fee is included in the cash option payments. The project is subject to an existing 2% production royalty capped at US$850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid. The Minera Septentrion royalty may be purchased for US$1,500,000 at any time.

In 2005, we agreed to acquire certain mineral claims adjacent to the Challacollo Project, which acquisition has not as of yet completed.

At the date of this Annual Report, we have the following interest in the Challacollo Project:

•	a 100% interest in the Challacollo Project;
•	subject to:
•	a 2% production royalty capped at US$850,000; and
•	a 2% production royalty increasing to 3% once the above 2% royalty is fully paid, which may be purchased for US$1,500,000 at any time.

Maverick Springs Project

As required by a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and Silver Standard, on June 9, 2003, our wholly owned subsidiary Maverick Silver Inc. entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below. This option is exercisable on:

•	payment of US$300,000 on execution of the exploration and development agreement (paid); and
•	incurring US$1,200,000 over four years to fund required exploration expenditures, land payments and option payments, of which the full amount has been incurred as at December 31, 2005.

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation and Newmont Capital Limited (together, “Newmont”), Vista and VNC, Newmont granted Vista and VNC an option to acquire a 100% interest in the Maverick Springs Project. In order to maintain the option in good standing, Vista and VNC must make the following payments and expenditures required to be made under Newmont’s mining lease with the owner of the property:

•	payment of US$15,000 on October 1, 2002 (paid);
•	payment of US$50,000 on October 1, 2003 (paid);
•	payment of US$100,000 on each October 1st thereafter (paid up-to-date);
•

a net smelter returns royalty ranging from 1.9% for gold and silver prices that are less than US$250 and US$4.50 per ounce, respectively, to 5.9% for gold and silver prices that are greater than US$550 and US$8.50 per ounce, respectively;

•	a net smelter returns royalty of 2.9% for all metals other than gold and silver; and
•	completion of a minimum of 6,400 feet of exploration drilling in each of the first three years of the agreement (completed).

In order for Vista and VNC to exercise their option from Newmont, they are required to:

•	pay Newmont US$250,000 in cash (paid);
•	reimburse Newmont for 2003 federal maintenance fees of US$37,300 (paid);
•	issue to Newmont 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at US$4.43 per share);
•

issue to Newmont, on the first anniversary of the option agreement, the number of shares of Vista determined by dividing US$500,000 by the weighted average closing price of the shares of Vista on the American Stock Exchange averaged over the 10-day trading period ending on the day before the first anniversary of the agreement (the “Weighted Average Price”) and an equal number of share purchase warrants (with each warrant exercisable for a period of two years from the closing at a price equal to 125% of the Weighted Average Price)(on October 7, 2003, Vista issued 122,923 common shares and warrants to Newmont); and

•	grant to Newmont a 1½% net smelter returns royalty on production from the Maverick Springs Project.

In addition, following the fourth anniversary of the option agreement with Newmont, Newmont may, on payment of 200% of Vista’s expenditures on the Maverick Springs Project, acquire a 51% interest in the project. If Newmont elects to acquire a 51% interest in the Maverick Springs Project, expenditures by Vista, following the acquisition of 51% of the project by Newmont, will be capped at US$2,000,000 until a feasibility study is completed for the project.

In October 2005, we incurred the last of the US$1.2 million in required expenditures and vested our interest in the Maverick Springs Project.

We currently have the following interest in the Maverick Springs Project:

•	a 55% interest in the Maverick Springs Project, representing all of the silver resources hosted in the project;
•	subject to:
•	the net smelter returns royalties payable to the property owner and Newmont described above; and

•	Newmont’s right to acquire a 51% interest in the Maverick Springs Project described above.

San Marcial Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial Project located in Sinaloa State, Mexico. Under the terms of the option:

•	we may earn a 50% interest by:
•	making cash payments totaling US$29,000 by February 4, 2002; and
•	incurring exploration expenditures of at least US$175,000 by April 30, 2002.
•	We may then earn up to a 100% interest in Gold-Ore’s option by, at our election, either:
•	issuing to Gold-Ore 200,000 of our common shares with a value of at least US$350,000; or
•	paying to Gold-Ore US$350,000 in cash and our common shares with at least US$150,000 in cash.

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

•

we outline in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 gram/tonne silver cut-off grade, we shall pay to Gold-Ore, in cash or our common shares, at our election, US$0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

•

the afternoon fix of the price of silver on the London Mercantile Exchange is greater than or equal to US$6.50 per ounce for a minimum of 60 consecutive days, we shall pay to Gold-Ore, in cash or our common shares, at our election, US$0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 gram/tonne silver cut-off grade.

To exercise Gold-Ore’s option and earn a 100% interest in the San Marcial Project pursuant to the underlying option agreement, we will be required to:

•	make cash payments to the project vendor, Met-Sin Industriales, S.A. de C.V., totaling US$462,500:
•	US$25,000 by August 4, 2002;
•	US$25,000 by February 4, 2003;
•	US$25,000 by August 4, 2003; and
•	US$387,500 by February 4, 2004;
•	incur US$400,000 in further exploration expenditures on the project by February 4, 2004 (US$200,000 of which must be incurred by February 4, 2003);
•	pay US$100,000 on commencement of commercial production to International American Resources Inc.;
•	pay a 3% net smelter returns royalty to the project vendor, provided that each 1% of the royalty can be acquired for US$600,000.

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

•	paying to Gold-Ore US$150,000 in cash;
•	issuing to Gold-Ore 45,706 common shares in our capital; and
•

entering into an option agreement with the owner of the San Marcial Project to acquire a 100% interest in the San Marcial Project on the terms contained in the original option agreement between Gold-Ore and the owner of the project described above.

In February 2004, we exercised our option to acquire a 100% interest in the San Marcial Project by making the final payment due under the option agreement of US$387,500, for total payments of US$462,500.

At the date of this Annual Report, we have the following interest in the San Marcial Project:

•	a 100% interest in the San Marcial Project:
•	subject to:
•	paying US$100,000 on commencement of commercial production to International American Resources Inc.; and
•	paying a 3% net smelter returns royalty to the project vendor, provided that each 1% of the royalty can be acquired for US$600,000.

San Agustin Property

We acquired by staking the mineral claims covering the San Agustin Property located in Durango State, Mexico in April 2003. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the San Agustin Property:

•	US$5,000 in cash following the staking of the property (paid);
•	the greater of (i) US$5,000 and (ii) 2% of our direct exploration expenditures on the property, payable every six months; and
•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee is an aggregate of US$500,000.

We currently own a 100% interest in the San Agustin Property, subject to the above described finder’s fee capped at US$500,000.

Silvertip Property

Under an agreement dated November 27, 2002 with Imperial Metals Corporation and its wholly-owned subsidiary Silvertip Mining Corporation (together “Imperial”), we acquired a 100% interest in the Silvertip Property located in northern British Columbia, Canada. Under the agreement:

•	we paid Imperial $1,200,000 in cash;
•	issued to Imperial 100,000 of our common shares; and
•	assumed the remaining reclamation obligations associated with the property (at the date of this Annual Report, reclamation bonding totals $79,000 in respect of the Silvertip Property).

Certain of the non-core claims comprised in the property are subject to a 5% net profits interest royalty.

We currently own the following interest in the Silvertip Property:

•	we own a 100% interest in the Silvertip Property;
•	subject to a 5% net profits interest royalty on certain of the non-core claims comprised in the property.

Sunrise Lake Deposit

Under an agreement dated June 9, 2003 with Northern Hemisphere Development Corp. (“Northern”) and Aber Diamond Corporation (“Aber”), we acquired a 100% interest in the Sunrise Lake Deposit located in the South MacKenzie District, Northwest Territories, Canada. Under the agreement:

•	we paid Northern US$252,442.40 in cash and issued to Northern 42,938 of our common shares;
•	we paid Aber US$235,557.60 in cash and issued to Aber 40,066 of our common shares; and
•	assumed the remaining reclamation obligations associated with the property.

The claims comprised in the Sunrise Lake Deposit are subject to a 5% net profits interest royalty.

We currently own the following interest in the Sunrise Lake Deposit:

•	we own a 100% interest in the Sunrise Lake Deposit;
•	subject to a 5% net profits interest royalty on claims comprised in the Sunrise Lake Deposit.

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

On March 28, 2000, we entered into an amending agreement with Kinross, under which Kinross agreed to extend the term of the option by three months (to a nine-month term) on our payment to Kinross of $50,000 and issuance to Kinross of 27,500 of our common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended, without payment of any further consideration, to March 31, 2001. On March 30, 2001, we delivered notice of exercise of the option to Kinross, which provided for the closing of the purchase on amended terms. On October 1, 2001, we acquired from Kinross Gold U.S.A., Inc. (“Kinross Gold”) all of the shares of Kinross Candelaria Mining Company, the owner of the Candelaria mine and related assets, on:

•	payment to Kinross Gold of US$65,834;
•

issuance to Kinross Gold of 600,000 common shares in our capital and 600,000 common share purchase warrants, with each warrant entitling Kinross Gold to acquire one additional common share until October 1, 2002 at a price of Cdn$3.50 per share;

•

delivery to Kinross Gold of a promissory note in the amount of Cdn$300,000 payable on or before April 1, 2002 in cash or our shares, at our election, at a price equal to the 20-day average closing price of our shares on the Canadian Venture Exchange (we paid the full amount of the promissory note on March 26, 2002 by the issuance to Kinross Gold of 70,922 of our common shares);

•	reimbursement of Kinross Gold of US$209,607 for expenses incurred by Kinross Gold in respect of the Candelaria mine from April 1, 2001 to September 30, 2001; and
•	the assumption of all liabilities associated with the Candelaria mine.

Under the purchase agreement, Kinross Gold agreed to maintain the reclamation bonding for the Candelaria mine in place until April 1, 2003, extendable to April 1, 2004 on our payment to Kinross Gold of US$50,000. Reclamation bonding for the property was US$1,679,435, and we pledged the shares of Kinross Candelaria Mining Company to Kinross Gold, Inc. as collateral pending our arrangement of reclamation bonding. In March 2003, we paid the US$50,000 for Kinross Gold to maintain the reclamation bonding in place until April 1, 2004. In March 2004, we filed a substitute reclamation bond and related documents with the Bureau of Land Management to assume the reclamation bonding for the Candelaria Mine. On July 30, 2004, the Bureau of Land Management processed our filing and, effective March 8, 2004, accepted our substitute reclamation bond and terminated the period of liability of the Kinross Gold reclamation bond. As a result, the shares of Kinross Candelaria Mining Company (now known as Candelaria Mining Company) are no longer pledged to Kinross Gold.

Under the terms of the purchase agreement, Kinross Gold was responsible for completing the reclamation of the mine (including the seeding of certain parts of the property), and we agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross Gold. Kinross Gold completed the reclamation of the Candelaria mine in 2003. With the completion of the reclamation of the mine by Kinross Gold, we are responsible for the establishment of plant growth on the property. In the event the seeding by Kinross Gold on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of US$136,800; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of US$1,272,100. In addition, on reclamation of the mine, we must monitor the mine at a total estimated cost of US$20,300 over a five year period.

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

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Sulphurets Project (at the time 40% owned by Black Hawk Mining Inc. (“Black Hawk”), which interest we subsequently acquired) and a 100% interest in the Snowfield Property, each of which is located in northwest British Columbia, Canada.

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

In November 2001, we granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, and the Snowfields and Blue Ice properties exercisable on payment of Cdn$3,800,000. The option may be exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002, and may be further extended. In the event the option is exercised, we anticipate recording a gain of approximately $151,000 on the disposition. We did not contemplate the granting of the option to Sean Morriss at the time of the acquisition of the Sulphurets Project. The option granted to Mr. Morriss expired without exercise.

We currently own all of the shares of Newhawk Gold Mines Ltd., which owns a 100% interest in the Sulphurets Project subject to the 1.2% net smelter returns royalty payable to Black Hawk described above.

Minco Silver – Strategic Alliance

In October 2004, we formed a strategic alliance with Minco to jointly pursue silver opportunities in China. Under the terms of the alliance, we invested $2,000,000 in Minco Silver Corporation (“Minco Silver”), a subsidiary of Minco, to acquire a 20% interest in Minco Silver. We have preferential purchase rights to participate in future financings of Minco Silver in order to increase our interest to up to 30% of Minco Silver. As part of the strategic alliance, Minco Silver is the exclusive entity for both Minco and Silver Standard to pursue silver projects in China. Robert Quartermain, our President and one of our directors, represents us on the board of directors of Minco Silver. William Meyer, one of our directors, is the Chairman of Minco and is also on the board of directors of Minco Silver.

Minco has evaluated many silver projects in China over the past two years and has assembled a large silver database. Currently, Minco Silver has the right to acquire a 100% of the equity interest in the Fuwan Silver project, Guangdong, China, which includes 4 exploration permits covering a total of 205.63 square kilometers.

On May 9, 2005, Minco Silver completed a financing of 4,276,000 special warrants (each special warrant exchangeable for one common share of Minco Silver without payment of any additional consideration) at a price of $1.25 per special warrant for gross proceeds of $5,345,000. We acquired 960,000 of the special warrants at a cost of $1.2 million to maintain our interest in Minco Silver.

On December 2, 2005, the shares of Minco Silver began trading on the Toronto Stock Exchange under the symbol MSV.

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

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990’s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2003, 2004 and 2005, we carried out reclamation work of $81,000, $205,000 and $202,000, respectively, with 2005 expenditures less than intended to due to weather conditions. Reclamation work will continue in 2006 at an estimated cost of $507,164. Remaining reclamation obligations include placing perimeter ditches around the tailings impoundment area, capping the tailings, constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation are $295,000, which amount has been included in our provision for reclamation and includes $27,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants have studied the property and are preparing a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property. In 2006, our consultants are expected to finalize the conceptual reclamation plan, and we will then submit it to the appropriate government agencies for comment. On finalization of the conceptual reclamation plan, we believe we will have sufficient information available to estimate the fair value of the liability associated with the reclamation of the property. This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review. Until the conceptual reclamation plan is accepted by the regulatory agencies, monitoring is not required.

In 2005, we spent $90,000 completing required reclamation work on the property, which involved the closure of mine workings. We have included $348,000 in our asset retirement obligation liabilities at December 31, 2005 for reclamation work we believe will be included in any reclamation alternative accepted by the regulatory agencies and which we expect to complete over the next two years on the property.

Others

We have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered our principal, secondary, tertiary or long-term properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

C.	Organizational Structure

We have 11 material subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our material subsidiaries:

Table No. 5

Material Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Silver Standard Interest
Candelaria Mining Company	Delaware, USA; January 31, 1964	October 1, 2001	100%
Maverick Silver Inc.	Nevada, USA, January 24, 2003	January 24, 2003	100%
Minera Silver Standard Chile S.A.	Chile; November 10, 1994	November 10, 1994	100%
Minera Triton Argentina S.A.	Argentina; January 21, 1997	March 27, 2002	50%
Newhawk Gold Mines Ltd.	British Columbia, Canada; January 20, 1948	September 30, 1999	100%
Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%
Rio Grande Mining Company	Nevada, USA; September 28, 1992	September 22, 2002	100% (1)
Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%
Silver Standard Mexico S.A. de C.V.	Mexico; January 18, 1995	January 18, 1995	100%
Silver Standard Australia Pty Limited	Australia; June 26, 1987	August 22, 1997	100%
Sunshine Argentina, Inc.	Delaware, USA September 8, 1994	October 22, 2004	100%(2)
(1)	We owned a 90.56% interest on acquisition, which increased to 100% on February 4, 2002.
(2)	We acquired a 43.4% interest on June 27, 2001 and acquired the remaining 56.6% interest on October 22, 2004.

D.	Property, Plant and Equipment

Principal Properties

Pirquitas Project

Location, Access and Infrastructure

Our 100% owned Pirquitas Project is a polymetallic (silver, tin, and zinc) deposit situated in the Puna de Atacama of northwestern Argentina, in the Province of Jujuy. The project site is located approximately 355 km northwest of the city of San Salvador de Jujuy. Access to the site is on public roads. The project is located in mountainous terrain with elevations ranging from 4,100 to 4,400 meters above mean sea level. There are no nearby power lines or telecommunication lines; however, a natural gas pipeline passes within 40 kilometres of the project. See the following Pirquitas Project, Location Map.

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

2004-2005

With the acquisition of a 100% interest in the Pirquitas property, we have commenced updating the feasibility study completed in 1999/2000 to take into account current economic conditions. We have also commenced an underground ramp to (a) provide a platform area to allow underground drilling, if required, to better define the base of the open pit in the proposed 1999/2000 feasibility study and (b) access the Oploca vein mineralization, which is located outside the proposed open pit.

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

Resource Estimates

As of the date of this report, the Pirquitas Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

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

In addition to these in situ resource, Mine Development Associates also reported that the Winters Company, an independent consulting firm reported that recent sampling and metallurgical test work completed by Sunshine Argentina has enabled the jig tailings to be classified as Indicated Mineral Resources.

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

Indicated Mineral Resource Estimate – Jig Tails(1)

Classification	Tonnes	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)
Indicated	593,000	234	0.37	0.127
(1)

During 2005, we reached agreement with a third party that claimed it held the rights to approximately one-third of the jig tails. Under the agreement, we agreed to allow the third party access to the Pirquitas property to remove up to 60,000 tonnes of jig tails.

Pitarrilla Project

Location, Access and Infrastructure

The Pitarrilla Project is located in the northern part of the State of Durango, Mexico, approximately 150 kilometers north of Durango City. The property can be accessed from several all-weather roads. Electrical power is generated at a dam at Palmito located 30 kilometers to the north. See the following Pitarrilla Project Location Map.

Land Tenure

The Pitarrilla Project is comprised of six mineral claims covering an area of approximately 11,700 hectares and an application has been filed for an additional claim has been filed covering an area of 17,960 hectares. In order to maintain our rights to these concessions we are required to pay surface mining taxes to the Mexican government.

History

In the late 1990’s, Monarch Resources drill tested several gold anomalies on the eastern flank of the Cerro Pitarrilla. We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting. This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), and subsequent programs located two additional zones of silver mineralization (Breccia Ridge and South Ridge). Drilling of the Breccia Ridge and South Ridge zones is continuing at the property. As of January 31, 2006, a total of 186 reverse circulation drill (described below) holes totalling approximately 20,500 metres have been completed and a total of 92 diamond drill (described below) holes totalling approximately 20,600 metres have been completed. The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the mineral deposit.

Reverse circulation drilling utilizes a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe. Diamond drilling utilizes a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections. Diamond drilling provides a greater degree of information than reverse circulation drilling about the geology of a potential mineral deposit.

Geology and Mineralization

The silver mineralization at the Cordon Colorado and Peña Dyke zones is localized in a porphyry sill. The silver mineralization at the other three known zones, Javelina Creek, Breccia Ridge and South Ridge, is hosted by a combination of brecciated volcanic rocks and porphyry sills. At Breccia Ridge and South Ridge, the silver mineralization is locally associated with significant values of zinc and to a lesser extent with lead. All areas of mineralization formed as part of a large volcanic complex measuring 2.5 kilometers by 4 kilometers.

Resource Estimates

As of the date of this report, the Pitarrilla Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Pitarrilla Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated March 13, 2006.

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

Table 9

Silver Standard Resources Inc.

Pitarrilla Project

Indicated Mineral Resource Estimate

(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Indicated	18.6	112.4

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

Table 10

Silver Standard Resources Inc.

Pitarrilla Project

Inferred Mineral Resource Estimate

(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Inferred	32.4	124.8

Secondary Properties

Bowdens Project

Location and Access

Our Bowdens Project is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32° 39’S, longitude 149° 52’E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area. See the following Bowdens Project General Location Map.

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

Land Tenure

The Bowdens Project consists of one exploration tenement covering 188 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary. In order to maintain our interest in the property, we are required to make annual work expenditures on the property. For the years ended January 31, 2005 and January 31, 2006 minimum required expenditures are A$95,000 per year. We incurred all required work expenditures during the period ended January 31, 2006, and submitted our application for a renewal of the exploration tenement on December 21, 2005.

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

History

The original tenements covering the mineralization of the Bowdens Project were granted to CRA Exploration Pty Limited (“CRA Exploration”) during 1989 and 1990. The following is a chronological description of mineral exploration on the Bowdens Project:

1989 - 1992

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
BOWDENS PROJECT

BOWDENS PROJECT LOCATION MAP

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

2002 - 2004

We completed an in-fill drill program in order to better define silver resources on the property for completion of the feasibility study on the Bowdens Project and continued work on elements of the feasibility study.

2005

We completed an airborne geophysics survey and a drill program to follow up on drill targets identified by the airborne survey. No significant intersections were achieved in this regional drill program.

As of December 31, 2005, a total of 420 drill holes totalling 45,327 metres, including water exploration holes, have been completed on the Bowdens Project since 1989.

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

Resource Estimates

As of the date of this report, the Bowdens Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Bowdens Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Roscoe Postle Associates Inc. reviewed and confirmed James A. McCrea’s classification of Measured, Indicated and Inferred Mineral Resources for the Bowdens Project, in a report dated March 18, 2004.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 16 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 16

Silver Standard Resources Inc.

Bowdens Project

Measured Mineral Resource Estimate

(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Measured	22.9	50.4	0.33	0.46

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 17 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 17

Silver Standard Resources Inc.

Bowdens Project

Indicated Mineral Resource Estimate

(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Indicated	24.7	53.33	0.26	0.36

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 18 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 18

Silver Standard Resources Inc.

Bowdens Project

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

Amarillo
Lubbock
Ft. Worth
Dallas
El Paso
20
Ft. Stockton
T E X A S
35
45
10
Austin
Presidio
San Antonio
10
Houston
Mexico
Corpus Christi
Gulf of Mexico
Shafter Silver Project

Silver Standard
RESOURCES INC.

SHAFTER SILVER PROJECT

TEXAS, U.S.A.

PROJECT LOCATION MAP

DATE:	SCALE: AS SHOWN

1950’s	After World War II, the Shafter district was quiet until Phelps Dodge commenced evaluation of the Red Hills intrusive 5 miles west of Presidio, Texas when the copper price increased in the 1950s.
1970’s

Duval Corporation drilled approximately 80 holes into the Red Hills intrusive and outlined an area of copper-molybdenum mineralization. Duval also undertook a regional exploration program involving geochemical and geophysical surveys to search for other mineralized zones.

1977-1982

In 1977, Gold Fields Mining Company (“Gold Fields”) acquired the property from Cyprus Amax, (the parent company of American Metals Co. of Texas). From 1977 to 1982, Gold Fields spent over $20 million on exploration and development work in the Shafter district. Through a systematic surface-drilling program, Gold Fields identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This extension to the east, northeast from the old Presidio mine, is now known as the Shafter Silver Project. Gold Fields abandoned the project after the silver price decline in the early 1980’s.

2000-2005

Since our acquisition of the project, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production. We have also acquired and transported to Shafter a used 800 ton-per-day mill for processing ore from the project.

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

The mineral deposits in the Shafter district occur in the upper units of the Permian age limestone, mainly as replacement bodies. The mineralization took place after the intrusion of dikes and sills of Tertiary age. The ore minerals have all had some oxidation and much of the silver is in argentite and cerargyrite. There is little evidence in the Shafter district to indicate the source of the mineralizing solutions that formed the silver-lead-zinc deposits. No evidence of contact metamorphism has been noted, and this may indicate that the mineralizing solutions have travelled some distance, either horizontally or vertically through the carbonate rocks.

Mineralogy is fairly consistent within the whole district. Locally at the Presidio deposit the principal silver minerals are argentite and minor native silver. Other minerals are quartz, calcite, goethite, and some dolomite, hemimorphite, willemite, galena and sphalerite. Secondary minerals are cerusite, goethite and hematite. The Shafter Silver Project is an eastward extension of the previously mined Presidio deposit.

Resource Estimates

As of the date of this report, the Shafter Silver Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Pincock, Allen & Holt, a division of Runge, Inc. (“PAH”) developed a three-dimensional computerized model of the Shafter Silver Project that was used in the development of the geologic resource estimate. PAH’s estimated geologic resource includes all material in the model without regard to mineability. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per ton applied to all material. PAH, in a report dated April 10, 2001, believes that the classification of the resources meets the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 19 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 19

Silver Standard Resources Inc.

Shafter Silver Project

Measured Mineral Resource Estimate

(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Measured	658,000	9.89

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 20 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 20

Silver Standard Resources Inc.

Shafter Silver Project

Indicated Mineral Resource Estimate

(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Indicated	1,427,000	10.14

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 21 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 21

Silver Standard Resources Inc.

Shafter Silver Project

Inferred Mineral Resource Estimate

(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Inferred	1,572,000	12.83

San Luis Project

Location, Access and Infrastructure

The San Luis Project in Peru is a newly discovered gold-silver property located in the Ancash Department of central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation's Pierina gold mine. Property elevations range from 3,800 to 4,700 meters above sea level. The project can be accessed from an all-weather road. See the following San Luis Property Location Map.

Land Tenure

The San Luis Project is comprised of 12 mineral concessions covering an area of approximately 10,100 hectares. Application has been made for an additional four concessions covering an area of approximately 2,900 hectares. In order to maintain our rights to these concessions we are required to pay a mining good standing fee in respect of each concession to the government of Peru.

History

The veins that form the San Luis Project were discovered in mid-2005 by an Esperanza field crew carrying out an evaluation program under the evaluation agreement between Esperanza and Silver Standard. In September 2005, Esperanza announced the following assays from channel samples taken by its exploration crews from the Ayelén vein, one of the five veins that comprise the project.

Table 11

Silver Standard Resources Inc.

San Luis Project

Channel Sample Results – Ayelén Vein

Sample No.	Sample Length (vein width in meters)	Gold Grade (g/tonne)	Silver Grade (g/tonne)

C-A1	4.2	40.7	1,198
C-A2	4.6	27.1	694
C-A3	4.6	1.8	29
C-A4	7.0	84.8	1,628

In March 2006, Esperanza announced the results from a follow-up channel sampling program initiated in January 2006. Channel samples were spaced approximately every 82 feet (25 meters) along the strike length of the Ayelén vein. Individual channels were cut perpendicular to the strike of the vein allowing the full thickness of the vein to be sampled. The channels vary in length from 13.5 to 119.4 feet (4.1 to 36.4 meters). Individual samples within each channel are approximately 3.3 feet (one meter) in length.

Table 12

Silver Standard Resources Inc.

San Luis Project

Channel Sample Results –Ayelén Vein

Channel No.	Channel Length (vein width in meters)	Gold Grade (g/tonne)	Silver Grade (g/tonne)
A1 (1)	Best sample	0.1	5.3
A2 (1)	Best sample	1.2	64.0
A3	0.99	5.7	396.0
A4 (1)	Best sample	0.5	46.0
A5	1.59	7.3	644.0
A6 (1)	Best sample	0.1	12.0
A7 (1)	Best sample	0.4	24.0
A7-1 (1)	Best sample	3.8	110.0
A8	1.86	10.7	272.0
A9	2.52	58.0	1,961.0
A10	4.23	134.0	2,246.0
and	1.64	12.5	102.0
A11	5.99	78.4	2,082.0
and	0.98	18.2	180.0
A12	8.59	36.4	719.0
A13	7.14	33.3	704.0
A14	2.64	23.2	265.0
A15	1.07	26.5	272.0
A16	2.09	19.6	309.0
(1)	Best sample means the best sample obtained from the channel.

The follow-up channel sampling is continuing and an initial environmental impact study has been submitted for approval. On approval of the initial environmental impact study, a drill program will be initiated on the project.

Geology and Mineralization

Geological mapping has only been recently initiated at the San Luis Project. Gold and silver veins are hosted within Tertiary-age volcanic rocks. Five separate veins have been identified so far with a cumulative strike length of over 5,000 meters. The veins are several hundreds of meters to over 2,000 meters in length and up to 10 meters or more wide.

Mineralization within the veins is typical of classic quartz-adularia or low-sulfidation epithermal systems. Vein textures such as well developed banding and brecciation indicate that repeated episodes of gold and silver deposition have occurred in the veins. Early investigations at San Luis suggest that concentrations of precious metals will likely form ore shoots within the veins.

As of the date of this report, the San Luis Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Manantial Espejo Project

Location, Access and Infrastructure

Our 50% owned Manantial Espejo Project is located in southern Argentina in the province of Santa Cruz, centered at longitude 69° 30’ west and latitude 48° 46’ south. The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometers east of the property. See the following Manantial Espejo Project, Location Map.

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

Land Tenure

The Manantial Espejo Project consists of 17 mineral concessions covering a total of 25,533 hectares, extending 36 kilometers east-west and 19 kilometers north-south. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government as well as complete a 3 year (2003-2005) investment of $2.5 million. Both of these requirements have been met.

In August 2001, we acquired, together with Triton Mining through Minera Triton, two ranches totalling 26,750 hectares (103.3 square miles) for US$575,000, including buildings and improvements, payable over three years. The two ranches cover the main areas of defined mineralization at Manantial Espejo. These payments have been made and title is in the name of Minera Triton. In 2005, Minera Triton acquired an adjacent ranch for US$340,000 to secure a water supply for the project.

History

Exploration was first carried out on the property in the 1970s by the Argentine government. The following is a chronological description of mineral exploration on the Manantial Espejo Project:

1991-1995

St. Joe Minerals Corp., Lac Minerals Ltd. and Barrick Gold Corporation collectively completed mapping, trenching, sampling, 38 reverse circulation drill holes totalling 3,256 meters, 215 wagon drill holes (short, small diameter, percussion drill holes) totalling 3,282 meters, and 45 diamond drill holes totalling 6,000 meters. Eleven trenches were completed on the Maria Vein, the main area of mineralization, including two large metallurgical samples.

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
San Juan
Cordoba
Cordoba
Entre
Santa Fe
Rios
Rosario
San
Luis
Mendoza
BUENOS
AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Chubut
Comodoro
Rivadavia
MANANTIAL
ESPEJO
PROJECT
Santa
Gobernador
Gregores
Puerto
San Julian
Cruz
Rio Gallegos
0 100 200 300
KILOMETRES
Silver Standard
RESOURCES INC.
DIABLILLOS - MANANTIAL ESPEJO &
PIRQUITAS PROJECTS
ARGENTINA
LOCATON MAP

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

2002-2005

In 2002, we formed a 50%-50% joint venture with Pan American for the exploration and development of the project (see Item 4.B – “Business Overview”). In 2003, the joint venture commenced in-fill drilling and geotechnical drilling and initiated a feasibility study for the property, which is anticipated to be completed in early 2006.

As of March 14, 2005, a total of 685 drill holes totalling approximately 75,000 meters have been completed on the Manantial Espejo Project, including metallurgical, geotechnical and condemnation drill holes, but excluding the wagon drill holes completed by St. Joe Minerals Corp. A large component of drilling in 2004 was dedicated to infill drilling successfully improving confidence in the mineral resource estimation necessary to development mining plans. Additional infill drilling was completed in 2005 along with condemnation and exploration drilling.

Geology and Mineralization

Mineralization at the Manantial Espejo Project is hosted in epithermal systems: the Maria Vein, Karina/Union Vein, Mellissa Vein and Concepcion Vein. The largest zone of mineralization outlined to date is in the Maria Vein. The vein is a thick multiphase quartz-adularia vein exposed on surface for more than 1.0 kilometer and has been intersected to a depth of 275 meters below surface. This vein averages 7.8 meters in true thickness but ranges from 0.63 meters to 20 meters thick.

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

As of the date of this report, the Manantial Espejo Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Disclosure regarding resource estimates by Pan American have been deleted.

Tertiary Properties

Diablillos Project

The Diablillos Project is located on the Puna Plateau in the province of Salta in northwestern Argentina near its border with Chile. The project consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by road. In order to maintain our rights to these concessions we are required to make “canon” payments to the Argentine government. See the following Diablillos Project Location Map.

The silver-dominant mineralization at the Diablillos Project is hosted by a high sulphidation epithermal system in volcanic rocks. The mineralization is largely confined between two northeast-striking faults approximately 1,300 feet (400 metres) apart.

Silver mineralization in the Oculto deposit (the main area of mineralization) occurs as native silver, chlorargyrite and matildite. As mineralization is both oxide and sulphide, recoveries in heap leach tests were sufficiently low to recommend milling as the optimal method of recovery.

Much of the recent work on the Oculto deposit at the Diablillos Project was completed by Barrick Gold Corporation. The Oculto deposit is defined by 17 diamond drill holes totalling 3,010 metres and 79 reverse circulation holes totalling 19,114 metres. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. In 2003, we drilled 20 holes totaling 3,046 meters, chiefly to test geophysical anomalies outside of the Oculto deposit and to test for continuity of several high grade trends within the zone. The peripheral drilling intersected several areas with anomalous values. The drilling within the zone confirmed continuity of the target mineral trends.

As of the date of this report, the Diablillos Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Mine Development Associates of Reno, Nevada completed the following resource estimate for the Oculto deposit within the Diablillos Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated August 3, 2001.

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

Table 22

Silver Standard Resources Inc.

Diablillos Project

Inferred Mineral Resource Estimate

(42 g/t Silver Cutoff Grade - 0.7 g/t Gold Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred*	41,979,000	69.5
Inferred*	24,883,000		1.02
*	overlapping mineralized zones.

Berenguela Project

The Berenguela Project is located three miles northeast of Santa Lucia, in the Province of Lampa on the Altiplano of southern Peru and is comprised of two mining concessions covering an area of approximately 200 hectares. The project can be accessed from a major paved highway adjacent to the project, and a main-line railway passes within 5 kilometers of the project. See the following Berenguela Project Location Map.

The mineral deposit that comprises the Berenguela Project is hosted by limestone overlying a layer of gypsum. The limestone varies in thickness from 30 meters to 100 meters. Mineralization consists of massive replacement of the limestone by manganese dioxide minerals and variable amounts of silver and copper. The deposit is a tabular body that occurs at surface over an area of approximately 75 hectares and is accessible by underground workings and several open pits.

The project was mined continuously from 1905 to 1965 by Lampa Mining Company, of Britain, as a silver-copper mine. In the 1960’s, Charter Consolidated Mining Co. and Asarco Inc. each explored the Berenguela Project. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5-meter intervals over 5,108 meters. In 1968, Charter Consolidated developed an open pit plan and calculated a mineable ore reserve for the project. Since the completion of the mineable ore reserve estimate, no significant amount of ore has been mined from the project. The ore reserve calculated by Charter Consolidated does not comply with Canadian National Instrument 43-101 and the CIM Standards. Under Canadian National Instrument 43-101 and the CIM Standards, the mineable reserve would be classified as a mineral resource.

In the late 1960’s the Peruvian Government nationalized the Berenguela Project. SOMINBESA acquired the project from Minero-Peru (a state owned mining company) in 1995 and has completed engineering studies for the development of the project. Under our option agreement, we agreed to undertake additional drilling and prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards.

In late 2004 through mid 2005, we completed a reverse circulation drill program that totaled 19,029 meters in 222 holes. The program objectives were: (1) to twin historic, wider-spaced drilling to verify the grade of mineralization, and (2) to complete sufficient additional infill drilling in two areas of mineralization on the project to determine the scope of future drilling requirements for a measured, indicated and inferred resource.

Resource Estimates

As of the date of this report, the Berenguela Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Berenguela Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated October 26, 2005.

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

Table 23

Silver Standard Resources Inc.

Berenguela Project

Indicated Mineral Resource Estimate

(50 g/t Silver Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Indicated	15.6	132.0	0.924

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

Table 24

Silver Standard Resources Inc.

Berenguela Project

Inferred Mineral Resource Estimate

(50 g/t Silver Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Inferred	6.0	111.7	0.74

Veta Colorada Project

The Veta Colorada Project is located in the Parral District in Chihuahua State, Mexico, approximately 210 kilometers south of Chihuahua City. The project can be accessed from paved Highway 24 that connects the City of Hidalgo del Parral, Mexico and Durango City, Mexico. The Veta Colorada Project is comprised of nine mining concessions covering an area of approximately 4,244 hectares. In order to maintain our rights to these concessions we are required to pay surface mining taxes to the Mexican government.

Veta Colorada is the principal vein structure in the district, oriented north/south and traceable for over 10 kilometers. The footwall vein is a typical banded quartz vein measuring one to four meters in thickness. The hanging wall is brecciated up to 30 meters in thickness and is mineralized with lower grade material that was generally left in place by previous miners.

Mining in the Parral District commenced in the late 1500's when high-grade silver-gold mineralization was discovered in the Veta Colorada vein system, which was mined up until the 1990’s. We are currently carrying out a due diligence review of the Veta Colorada Project.

As of the date of this report, the Veta Colorada Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Challacollo Project

The Challacollo Project is located 130 kilometres southeast of Iquique and 15 kilometres east of the Pan American Highway at an elevation is 4,900 feet (1,500 meters) above sea level in the Region of Tarapaca (Region One) in northern Chile and covers an area of approximately 14.5 square miles (37.5 square kilometres). The project can be accessed by a dirt road off of the Pan American Highway. In order to maintain our rights to the concessions that comprise the project, we are required to pay annual patentes (taxes) to the Chilean government. See the following Challacollo Project Location Map.

The Challacollo Project consists of four main north-south trending veins. The principal vein, Lolon is 2,000 metres in length and has historically been prospected and developed along 700 metres. Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 metres in width and crosscuts volcanic rocks. During the 1990’s, 22 holes, along with significant underground sampling was undertaken by various exploration groups.

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

As of the date of this report, the Challacollo Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

We completed an updated polygonal estimate of the resources for the Challacollo Project in July 2003, which included the results of the 2001 and 2002 underground sampling and drill programs and the 2003 drill program. The resource estimate is based on a cut-off of 50 g/t of silver and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Sundance Ventures reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the Challacollo Project, in a report dated September 17, 2003.

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

Table 25

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

Maverick Springs Project

The Maverick Springs Project is located approximately half-way between Elko and Ely, Nevada and covers approximately 3,970 acres within the prospective region of gold/silver mineralization known as the Carlin Trend. The project can be accessed year-round by fifteen miles of gravel road from the Ruby Lakes National Wildlife Refuge, located west of the Maverick Springs Project. See the following Maverick Springs Project Location Map. The Carlin Trend is thought to mark a deep penetrating fault that separates relatively thick and stable continental crust to the east from a zone of thinned transitional crust to the west.

The Maverick Springs Project is underlain primarily by sediments covered by local basin-fill volcanic rocks. Limestones and sediments are the dominant hosts to the silver-gold mineralization at the Maverick Springs Project. The mineralization does not outcrop and has been delineated by programs of reverse circulation and diamond core drill holes. The mineralization trends north-northeast and occurs as a gently-folded sub-horizontal zone, of dimensions of approximately 8,000 feet in length and 2,500 feet wide. The zone of mineralization is approximately 200 feet thick and occurs at depths of 500 feet to 600 feet below surface.

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property. A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes. Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone. In 2003, 2004 and 2005, Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization.

As of the date of this report, the Maverick Springs Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

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

San Marcial Project

The San Marcial Project is located in Sinaloa State, Mexico 56 miles (90 kilometres) due east of Mazatlan in the Sierra Madre Mountains in west central Mexico and is comprised of two claims covering an area of 4.8 square mile (1,250 hectare). The concession is generally road accessible year round except during the rainy season when 4-wheel drive vehicles are required. See the following San Marcial Project Location Map. In order to maintain our rights to these concessions we are required to pay surface mining taxes to the Mexican government.

The geology at the San Marcial Project can be sub-divided into two distinct underlying rock types, an upper volcanic group of rocks occurring in the higher and more mountainous portions of the project in the northeast, and the underlying lower volcanic group of rocks that occur at lower elevations. The known silver prospects at the San Marcial Project are hosted along what appears to be a narrow set of northwest trending fault structures in two known vein systems, both of which outcrop and can be identified by small historical diggings over a strike length of approximately 300 metres. Prior to our acquisition of the project, Gold-Ore carried out regional stream sediment sampling, geological mapping, rock sampling, trenching and completed the drilling of six holes totaling 601.7 metres. Following acquisition, we completed two drill programs totalling 2,526.8 meters in 14 holes.

As of the date of this report, the San Marcial Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

We completed an estimate of the resources for the San Marcial Project in August 2002. The resource estimate is based on a cut-off of 30 g/t of silver and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Sundance Ventures reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the San Marcial Project in a report dated October 15, 2002.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 29 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 29

Silver Standard Resources Inc.

San Marcial Project

Silver Standard Inferred Mineral Resource Estimate with Sundance Review

(30 g/t Silver Cutoff Grade – uncapped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	2.31	191.79	0.32	0.66

San Agustin Property

The San Agustin Property is comprised of two mineral claims covering an area of approximately 575 hectares and is located 85 kilometers north of Durango City in the State of Durango. Infrastructure is located nearby and paved Highway 45 passes 10 kilometers east of the property. See the following San Agustin Property Location Map. In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

The local geology consists of a volcanic dome complex resting on fine sedimentary rocks. Blocks of the sedimentary rocks are locally separated by volcanic rocks. The entire package was structurally brecciated and mineralized with gold and silver, which outcrops at surface. Surface oxidation averages 20 meters to 30 meters in depth.

Prior to our staking the property, exploration activities were completed on the property in the 1990’s consisting of mapping, soil sampling and 69 drill holes totaling 10,400 meters outlining the San Agustin gold silver mineralization.. In early 2004, we completed a reverse circulation drill program, which totaled 3,890 meters in 24 holes. The results of this program, along with the prior drill holes, have been used to calculate a preliminary resource.

As of the date of this report, the San Agustin Property is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following polygonal preliminary resource estimate for the San Agustin Property, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated April 16, 2004.

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

Silvertip Property

The Silvertip Property is located in northern British Columbia approximately 85 km (50 miles) south of Watson Lake, Yukon Territory. The property can be accessed by a 25 kilometer dirt road that connects to the Alaska Highway. See the following Silvertip Property Location Map.

Silvertip is a high grade carbonate replacement deposit. Exploration work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development. We have not carried out any work on the Silvertip Property since our acquisition of the property.

As of the date of this report, the Silvertip Property is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Imperial Metals Corporation, the parent company of the former owner of the Silvertip Property, disclosed the following resource estimate for the property in accordance with CIM Standards in its Annual Information Form filed on www.sedar.com on October 30, 2002.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 31 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 31

Silver Standard Resources Inc.

Silvertip Project

Indicated Mineral Resource Estimate

Classification	Tonnes (million)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Indicated	1.12	378	7.7	9.5	0.85

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 32 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 32

Silver Standard Resources Inc.

Silvertip Project

Inferred Mineral Resource Estimate

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Inferred	1.45	284	5.4	8.3	0.46

Sunrise Lake Deposit

The Sunrise Lake Deposit is located about 130 kilometers by air east-northeast of Yellowknife, Northwest Territories, Canada. Access to the property is typically by ski or float-equipped aircraft. The Sunrise Lake Deposit consists of 6 mining leases, which form a contiguous block with an aggregate area of 1618 hectares.

The Sunrise Lake Deposit consists of a lens of polymetallic massive sulphides overlying stringer zones of low-grade mineralization. The massive sulphide lens is 3 meters to 4 meters thick and has a strike length of about 120 meters at the surface. At depth it is up to 190 meters long. The deposit remains open down plunge.

Hemisphere and Aber discovered the Sunrise Lake Deposit in October 1987. During 1987 and 1988, they drilled a total 18,951 meters in 65 diamond drill holes on the Sunrise Lake Deposit and 1,280 meters in 12 holes on peripheral targets. In 1998, they completed an additional seven diamond drill holes aggregating 1,543 meters. We have not carried out any exploration activities on the property since acquisition.

As of the date of this report, the Sunrise Lake Deposit is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

We completed an updated polygonal estimate of the resources for the Sunrise Lake Deposit in August 2003. The resource estimate is based on a cut-off of 30 g/t of silver and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Roscoe Postle Associates Inc. reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the Sunrise Lake Deposit in a report dated September 3, 2003.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 33 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 33

Silver Standard Resources Inc.

Sunrise Lake Deposit

Silver Standard Indicated Mineral Resource Estimate with Roscoe Postle Review

(30 g/t Silver Cutoff Grade - Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Indicated	1,522,000	262	2.39	5.99	0.08	0.67

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 34 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 34

Silver Standard Resources Inc.

Sunrise Lake Deposit

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

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high grade veins in 1864. From then until 1954, the property produced 22 million ounces of silver. The property was acquired by Occidental Minerals and later Nerco Minerals, who built a processing facility and operated the mine from 1980 until 1989. During that time they produced over 33 million ounces of silver. Kinross Candelaria Mining Company, an indirect wholly owned subsidiary of

Kinross Gold Corporation, (“Kinross”) purchased the Candelaria mine in 1994 and operated the mine until January 1999. Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Mineralization within the district is confined to the Candelaria Shear. High grade veins form along contacts of intrusive dikes within the host volcanics. Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone. The main ore bodies vary in width from 80 to 120 feet averaging 3.5 to 4.1 ounces of silver per ton.

Reclamation of the Candelaria mine has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We have completed an environmental audit of the mine. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. See Item 4.B - “Business Overview”.

As of the date of this report, the Candelaria mine is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

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

The Sulphurets Project consists of 28 recorded claims covering an area of 2,968 hectares. The claims are in good standing until 2010 and, thereafter, can be maintained in good standing by carrying out additional work on the property or paying a fee to the Government of British Columbia. The area encompassing the Sulphurets Project has been intermittently explored for precious and base metals for more than 100 years.

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

The project was actively explored from the 1970’s to 1994. Newhawk acquired its initial interest in the property in 1984 and carried out a series of exploration programs that included mapping, trenching, sampling, underground development on the West Zone of the project, and both surface and underground diamond drilling. A feasibility study was completed in 1990. Prior to our acquisition of Newhawk, in excess of $40 million had been spent on the exploration and development of the project. We have not carried out any exploration work on the project since we acquired it in 1999.

As of the date of this report, the Sulphurets Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Office Space

On March 31, 2003, we renewed the lease of our head office, 3,969 square feet of office space in Vancouver, British Columbia at 1180 – 999 West Hastings Street, Vancouver, British Columbia. The lease expires March 31, 2008. On June 30, 2004, we leased the 3,230 square feet of office space adjoining our head office and entered into an amendment to lease dated June 30, 2004, which provides for lease payments $4,796 per month for our existing space plus operating costs and property taxes of $5,302 per month and $4,576 per month for the adjoining space plus operating costs and property taxes of $4,315 per month until August 31, 2007. Following this date and until March 31, 2008, the combined payment for both spaces will be $18,988 per month, plus operating costs and property taxes.

Item 5	Operating and Financial Review and Prospects
A.	Operating Results

This management discussion and analysis (“MD&A”) of our audited consolidated operating results and financial condition for twelve months ended December 31, 2005 and 2004 is prepared as of March 22, 2006 and should be read in conjunction with the consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Reference should be made to note 19 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. generally accepted accounting principles and their effect on the consolidated financial statements. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov. The information contained on or accessible through our web site is not part of this Form 20-F.

The MD&A contains certain forward-looking statements such as our future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and our objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. We do not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

Business Overview

We are a company focused exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

Financial Overview for 2005

•

Total cash expenditures on mineral properties in 2005 was a record $20,933,000, exceeding our previous record of $12,796,000 incurred in 2004. Of the current year’s expenditures, 80% were incurred on four projects – the Pirquitas and Manantial Espejo Projects in Argentina, the Pitarrilla Project in Mexico and the Berenguela Project in Peru.

•

We ended 2005 with a strong working capital position of $40,344,000 compared to $61,582,000 in 2004 and no debt. Cash at December 31, 2005 was $23,030,000 compared to $45,703,000 at December 31, 2004 and the carrying value of our unrestricted silver bullion at December 31, 2005 was $14,095,000 compared to $13,487,000 at December 31, 2004. The market value of the silver bullion was $17,939,000 at December 31, 2005 compared to $13,693,000 at December 31, 2004.

•

Subsequent to December 31, 2005, $25,653,000 in cash proceeds was received on the exercise of the share purchase warrants resulting in the issue of 1,386,625 of our common shares. Our cash position as of March 21, 2006 was $36,705,000.

•

On March 22, 2006, we announced the sale of our 50% interest in the Manantial Espejo Project in Argentina to our joint venture partner, Pan American, for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the consolidated financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of the carrying value of mineral property costs. Under Canadian GAAP, we record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Our management regularly reviews the net carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If management determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. We presently have no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to the estimated recoverable values with the write-down expensed for the period.

Asset Retirement Obligations

We estimate the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflect this amount in the cost of the mineral property acquired.

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the mineral property cost. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed annually.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Stock-Based Compensation

We use the Black-Scholes valuation model for valuing options granted. Option pricing models require the input of highly subjective assumptions, such as expected price volatility and expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options granted/vested during the year.

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

Significant Changes in Accounting Policies

Comparative Figures

We have restated certain comparative figures on the December 31, 2004 balance sheet including amounts relating to future income tax liabilities by increasing mineral property costs and future income tax liabilities by $7,357,000. This non-cash adjustment has no impact on shareholders’ equity, net loss, net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this change.

Stock-Based Compensation

Effective January 1, 2004, we adopted the Canadian Institute of Chartered Accountants (“CICA”) amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, as well as other stock-based payments made in exchange for goods and services. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to value assigned to stock options, respectively, at January 1, 2004.

Consolidation of Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. We adopted the guideline during the year ended December 31, 2005. The adoption of this guideline did not have any impact on our consolidated financial statements.

Financial Results

For the year ended December 31, 2005, the net loss for the year was $5,870,000 or $0.11 per common share compared to $1,518,000 or $0.03 per common share for the year ended December 31, 2004. The increase in the loss for the current year relates to a number of factors with the main two being lower income from the sale of marketable securities and mineral properties and higher non-cash stock-based compensation expenses.

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

Year ended December 31,
	2005 $	2004 $	2003 $
Total revenues	nil	nil	nil
Loss for year	(5,870,000)	(1,518,000)	(3,938,000)
Basic and diluted loss per share	(0.11)	(0.03)	(0.10)
Total assets	219,288,000	217,457,000	92,812,000
Working capital	40,344,000	61,582,000	16,893,000
Cash dividends declared	nil	nil	nil

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Income (Loss) $	Income (Loss) Per Share $
December 31, 2005	nil	(1) (3,908,000)	(0.07)
September 30, 2005	nil	(2) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)
December 31, 2004	nil	(3) (2,947,000)	(0.06)
September 30, 2004	nil	(4) 1,004,000	0.02
June 30, 2004	nil	(5) (195,000)	(0.00)
March 31, 2004	nil	(6) 620,000	0.01

Explanatory notes:

(1)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(2)	Includes $1,323,000 in gains on sale of marketable securities.
(3)	Includes $2,072,000 in non-cash expenses relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.
(4)	Includes a $1,710,000 gain on sales of marketable securities.
(5)	Includes $439,000 in gains on the sale of marketable securities and $462,000 in gains on sale of mineral properties.
(6)

We recorded investment income of $325,000, gains on sale of marketable securities of $348,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31,
Exploration and mineral property costs	2005 $	2004 $
Property examination and exploration	434,000	471,000
Mineral property costs written-off	372,000	-
Reclamation and accretion	507,000	252,000
	(1,313,000)	(723,000)

We continued our effort to find new silver resources through generative grass roots exploration programs and these costs are expensed until such time as a property is acquired. A total of $434,000 was spent in 2005 compared to $471,000 in 2004. The focus of our 2005 generative programs continued to be in Mexico where we spent $213,000. The balance was spent primarily in Peru, where we entered into a 50/50 evaluation agreement with Esperanza Silver Corporation for the exploration of mineral properties in Peru. Under this agreement, we agreed to contribute US$300,000 and Esperanza US$200,000 and certain know-how to carry out agreed-upon evaluation programs for mineral properties, with Esperanza acting as operator. The San Luis Project in Peru was discovered under the evaluation agreement. Going forward in 2006, our exploration efforts will be directed primarily towards programs in Mexico and Peru.

Our management regularly reviews the net carrying value of each mineral property to assess if the carrying values can be recovered. In 2005, we wrote-off $372,000 in costs relating to three of our mineral properties. There were no mineral property write-offs in 2004.

Reclamation and accretion expense in 2005 amounted to $507,000 compared to $252,000 in 2004. The various components of the expense were: $44,000 of accretion in 2005 compared to $78,000 of accretion in 2004, $63,000 of cash site restoration and clean-up costs in 2005 compared to $75,000 of cash site restoration and clean-up costs in 2004 and $400,000 of changes in estimates of the amount or timing of underlying future cash flows in 2005 compared to $99,000 of changes in estimates of the amount or timing of underlying future cash flows in 2004. The changes in estimates primarily relate to the Duthie and Silver Standard Mine properties in British Columbia.

Year ended December 31,

	2005	2004
Expenses	$	$

Salaries and employee benefits	1,031,000	692,000
Salaries and employee benefits - stock-based compensation	3,468,000	1,783,000
Depreciation	74,000	57,000
Internal control over financial reporting	226,000	--
Professional fees	176,000	122,000
General and administration - other	2,172,000	2,202,000
General and administration - stock-based compensation	567,000	668,000
	(7,714,000)	(5,524,000)

Salaries and employee benefits for 2005 were $1,031,000 compared to $692,000 in 2004. The $339,000 increase in salaries and benefits is the result of additional staff and the impact of salary adjustments that were effective at the beginning of 2005. Partially offsetting the cost increases were salary allocations based on employees' time spent on mineral properties. The increased level of salaries and employee benefits will continue into 2006.

Depreciation expense during 2005 was $74,000 compared to $57,000 recorded in 2004, due to the fact that we expanded our corporate office space in 2004 and purchased additional computer hardware and software.

We incurred $226,000 in internal control over financial reporting costs during 2005 compared to nil in 2004. We established this new cost category to record both internal and external readiness costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $89,000 for allocations of our staff time and $137,000 for services of external consultants. These costs will continue in 2006 as we will be subject to Sarbanes-Oxley Section 404 certification in 2006.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2005 were $176,000 compared to $122,000 in 2004. Higher audit, accounting and tax service fees were the main reason for the $54,000 increase and these cost levels are expected to continue.

General and administrative expenses for 2005 were $2,172,000 compared to $2,202,000 in 2004. In comparing the two years, there were a number of cost increases which will continue into 2006 that were offset by cost reductions in other areas. Directors’ expenses for 2005 were $57,000 compared to $8,000 in 2004. We commenced paying directors fees on January 1, 2005 and these expenses will continue in 2006. Office rent for the Vancouver office was $244,000 for 2005 compared to $141,000 in 2004, reflecting expanded office size. Shareholders expense for 2005 was $367,000 which was an increase of $24,000 over the $343,000 incurred in 2004. The costs relating to investor relations in 2005 were $964,000 compared to $863,000 spent in 2004. These costs relate to maintaining relationships with investors through presence at key investor conferences, investor and mining-related internet sites and publications and silver research support. The main reason for the increase in expenditures related to higher staff salaries.

The two main areas where there have been cost reductions in our general and administrative expenses were in the area of listing and filing fees and office expense recoveries. In 2005, we incurred $160,000 in listing and filing fees and this was a reduction of $239,000 from the $399,000 spent in 2004. In 2004, we paid $282,000 in non-recurring costs relating to initial listing fees on both the Toronto Stock Exchange and the Nasdaq National Market. We allocate certain of our office overhead costs based on employees’ time spent on mineral property related activities. In 2005, we had recoveries of $322,000 compared to $202,000 in the prior year and this increased recovery rate is expected to continue into 2006.

Stock-based compensation expense for 2005 was $4,035,000 compared to $2,451,000 in 2004. Of the expense for 2005, $567,000 related to general and administration and $3,468,000 related to salaries and employee benefits compared to the expense for 2004 where $668,000 related to general and administration and $1,783,000 related to salaries and employee benefits. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. Non-cash expenses for 2005 relate to the value of options granted and vested during 2005, expenses relating to unvested options granted in prior years that are being expensed over their vesting period and expenses relating to options repriced and extended. An additional $159,000 in option values were assigned to mineral property costs in 2005 compared to $67,000 in 2004.

	Year ended December 31,
Other income (expenses)	2005 $	2004 $
Investment income	879,000	1,151,000
Gain on sale of marketable securities and investment write-downs	2,274,000	2,525,000
Gain on sale of mineral properties	20,000	931,000
Foreign exchange (loss) gain	(18,000)	171,000
Other	2,000	(49,000)
	3,157,000	4,729,000

Investment income was $879,000 for 2005 compared to $1,151,000 in 2004. The lower interest income earned results from less funds available for investment.

We recorded $2,274,000 in gains on the sale of marketable securities and investment write-downs in 2005 compared to $2,525,000 in gains and investment write-downs recorded in 2004. The components are $2,288,000 in gains on sale of marketable securities and $14,000 in investment write-downs in 2005 compared to $2,577,000 in gains on sale of marketable securities and $52,000 in investment write-downs in 2004. We were able to generate sufficient income to cover our general and administrative expenditures from sales of marketable securities in both 2005 and 2004. Although we cannot provide any assurance with respect to future periods at December 31, 2005, our investments in marketable securities with a carried value of $4,985,000 had a quoted market value of $15,087,000.

In 2005, we recorded a $20,000 gain on the sale of a mineral property. During 2004, we sold interests in four non-core properties that we had held for many years, carried at nil value, for shares in a publicly-traded company to realize a gain of $931,000.

Impact of Inflation

Currently, inflation in Canada is similar to that in the U.S. Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

B.	Liquidity and Capital Resources

We had working capital of $40,344,000 at December 31, 2005, of which $23,030,000 was in cash and cash equivalents compared to working capital of $61,582,000 at December 31, 2004, of which $45,703,000 was in cash and cash equivalents. We believe our working capital, along with the exercising of $25,653,000 in warrants that occurred in January 2006, is sufficient to see us through 2006 and into 2007 for all our planned exploration and development expenditures, property holding costs and administrative expenditures. Additional equity capital will be required in the event our projects are developed into production. Although we have been successful in raising additional capital in the past, we cannot provide any assurance we will be able to do so in the future.

A summary and discussion of our cash position at December 31, 2005, cash inflows and outflows for 2005, silver bullion and other capital resources follows:

Operating Activities

Cash flow from operations was a usage of $2,951,000 in 2005, compared to a usage of $2,506,000 in 2004. This increase resulted from increased salary costs of $339,000 and increased readiness costs of $226,000 associated with Section 404 of the Sarbanes-Oxley Act and Multilateral Instruments 52-107 and 52-111.

Financing Activities

During 2005, a total of $1,795,000 was raised by issuing new equity compared to $60,334,000 in 2004. The following table shows how the funds were raised:

	Year ended December 31,
	2005 $	2004 $
Private placement	-	43,951,000
Exercise of stock options	1,610,000	2,963,000
Exercise of warrants	185,000	13,420,000
	1,795,000	60,334,000

There were no private placements in 2005. In 2004, we issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000.

A total of 259,269 shares were issued on the exercise of stock options for total proceeds received of $1,610,000 in 2005 compared to 525,700 shares issued on the exercise of stock options for total proceeds received of $2,963,000 in 2004. The weighted average price received on the exercise of options was $6.21 per share in 2005 compared to $5.64 in 2004. A further 10,000 shares were issued in 2005 for proceeds of $185,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share, compared to 2,686,620 shares issued in 2004 for proceeds of $13,420,000 on the exercise of share purchase warrants, with a weighted average price received of $4.99 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2005 compared to 2004 is as follows:

	Year ended December 31,
	2005 $	2004 $
Pirquitas	4,271,000	539,000
Pitarrilla	5,789,000	3,693,000
Bowdens	308,000	868,000
Shafter	365,000	454,000
San Luis	135,000	-
Manantial Espejo	3,691,000	3,037,000
Diablillos	534,000	187,000
Berenguela	2,947,000	933,000
Veta Colorada	569,000	-
Challacollo	695,000	230,000
Maverick Springs	341,000	947,000
San Marcial	22,000	535,000
San Agustin	68,000	454,000
Candelaria	375,000	422,000
Other	823,000	497,000
	20,933,000	12,796,000

The above table reflects cash expenditures by property. It does not include the value assigned to shares issued for mineral properties and other non-cash charges.

We spent a record $20,933,000 on our various mineral properties in 2005 compared to the previous record of $12,796,000 set in 2004. At our 100%-owned Pitarrilla Project in Mexico, we spent $5,789,000 during 2005 on exploration and land acquisitions. In 2005, we reported the discovery of three new silver zones and these zones significantly enhanced the project’s resource potential. This project now hosts five drill-defined zones of silver mineralization that will continue to be explored in 2006. The second most active property, as far as expenditures in 2005, was our 100%-owned Pirquitas property in Argentina. We spent $4,271,000 at this project in 2005 compared to $539,000 in 2004. In October 2004, we acquired a 56.6% interest in the Pirquitas property to hold a 100% interest. Following this acquisition, we commenced construction in 2005 of an underground ramp to provide a platform for underground drilling, if required, to better define the base of the open pit as proposed in the 1999/2000 feasibility study. The ramp would also provide access to the Oploca vein mineralization, which is located outside the proposed open pit. In addition, we undertook surface diamond drilling and refurbished old facilities into a modern camp. Also during the year, we awarded to Hatch Ltd. the contract for the feasibility study update that is scheduled for completion in the first half of 2006.

A total of $3,691,000 was spent at our 50%-owned Manantial Espejo Project in Argentina in 2005 compared to an expenditure of $3,037,000 in 2004. Exploration and infill drilling completed in the first half of the year has significantly increased the joint venture’s confidence in the overall resource estimate. The feasibility study will be completed shortly. In 2005, we spent $2,947,000 at our Berenguela Project in Peru compared to $933,000 in 2004. The expenditures in 2005 related to our agreement to explore this project prior to the exercising of our option to acquire the silver resources of this project. In January 2006, we acquired the Berenguela Project for cash consideration of US$2,000,000 and US$8,000,000 in our common shares. As part of the acquisition, $700,000 (US$600,000) of the cash consideration was paid in 2005. See Item 4.B - “Business Overview”.

As mentioned earlier, we have entered into an evaluation agreement with Esperanza Silver for mineral properties in Peru. The San Luis Project was acquired as a result of this initiative. Under the terms of the evaluation agreement, we entered into a joint venture agreement for this project and elected to fund the first US$500,000 in exploration expenditures to increase our interest from 50% to 55%. As at the end of 2005, we had incurred $135,000 (US$108,000) of this amount. Following the funding of US$500,000, we will incur with Esperanza the next US$1,500,000 of expenditures in proportion to our respective interests. We may elect to increase our interest in the joint venture to 70% by paying all costs to complete a feasibility study and may elect to increase our interest in the joint venture to 80% by paying all costs required to place the project into commercial production. See Item 4.B - “Business Overview”.

In July 2005, we entered into agreements to acquire a 100% interest in the Veta Colorada Project located in the State of Chihuahua, Mexico. Under the agreements, we agreed to pay a total of US$3,500,000, subject to a due diligence review. As of December 31, 2005, we had incurred $569,000 of expenditures relating to this project, including US$170,000 in non-refundable payments. The closing date for the transaction is expected to occur on or before March 31, 2006. Assuming a positive due diligence review, we will pay the vendors US$3,330,000 on closing. See Item 4.B - “Business Overview”.

Property, Plant and Equipment

A total of $1,202,000 was spent during 2005 on property, plant and equipment, compared to $710,000 in 2004. Of the amounts spent in 2005, $1,047,000 related to a purchase of mobile equipment relating to the Manantial Espejo Project, $103,000 related to office furniture, equipment and computers and $52,000 related to the purchase of exploration vehicles in Mexico.

Silver Bullion

We hold 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of our silver bullion was $20,093,000 for an unrealized gain of $4,306,000 at December 31, 2005 compared to a market value of $16,028,000 for an unrealized gain of $241,000 at December 31, 2004. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves and to provide maximum exposure to silver.

Marketable Securities

We purchased $2,459,000 in marketable securities during 2005 compared to $2,755,000 in 2004. These investments were made in various mineral exploration companies. Our marketable securities had a carried cost of $4,985,000 and a market value of $15,087,000 for an unrealized gain of $10,102,000 at December 31, 2005 compared to a carried cost of $1,329,000 and a market value of $4,122,000 for an unrealized gain of $2,793,000 at December 31, 2004.

We received proceeds on the sale of marketable securities of $3,077,000 in 2005 compared to proceeds of $4,319,000 in 2004.

Long-term Contractual Obligations

The following table discloses our contractual obligations for office rent of our Vancouver office and operating equipment leases relating to our Pirquitas Project:

	Payments due by Period

	Total $	Less Than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $

Lease obligations	863,000	572,000	291,000	-	-

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. We value our marketable securities and silver bullion at the lower of cost and market. There were unrealized gains of $10,102,000 relating to marketable securities and $4,306,000 relating to silver bullion at December 31, 2005 compared to unrealized gains of $2,793,000 relating to marketable securities and $241,000 relating to silver bullion at December 31, 2004. In 2005, $14,000 in write-downs were recorded against the carrying value of marketable securities compared to $52,000 in write-downs in 2004. There were no provisions made against the carried value of silver bullion.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or U.S. dollars. Our expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Risks and Uncertainties

As a mineral exploration company, we are exposed to a number of risks and uncertainties. See Item 3.D.-“Risk Factors”.

C.	Research and Development, Patents and Licenses, etc.

We are a mineral exploration company with no producing properties and, as such, the information required by this item is inapplicable.

D.	Trend Information

We are a mineral exploration company with no producing properties, and, as such, the information required by this item is inapplicable.

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

The following table lists as of February 28, 2006 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 35

Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age
John R. Brodie FCA(1) (2)(3) (4)	Director	January 2006	61
R.E. Gordon Davis(1) (2) (3) (4)	Director	February 1996	67
David L. Johnston(1)	Director	May 2000	66
William Meyer(1) (2)(3) (4)	Director	March 1993	68
Robert A. Quartermain(1)	President and Director	January 1985	51
Catherine McLeod-Seltzer(1)(3)(4)	Director	January 2002	46
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991	47
Ross A. Mitchell(1)	Vice President, Finance	January 1996	57
Joseph J. Ovsenek(1)	Senior Vice President	February 2003	47
R. Michael Robb (5)	Vice President, Project Development	May 1, 2005	65
Linda J. Sue(1)	Corporate Secretary	November 1985	51
(1)	Resident of Canada
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating Committee
(5)	Resident of the United States

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

John R. Brodie FCA

Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG and from 1987 to 1995 served as a director of KPMG. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science Degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Copper Belt Resources Ltd. and Pacific Safety Products.

R.E. Gordon Davis

Mr. Davis graduated with a Bachelor of Applied Science Degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. He was a Director and Senior Executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats Resources Corporation (“Canplats”) since October 1999 and President of Canplats since March 2000, a mineral resource exploration company whose shares are listed on the TSX Venture Exchange.

David L. Johnston

Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Eagle Plains Resources Ltd.

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

Robert A. Quartermain

Mr. Quartermain is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain devotes all of his time to our business. We have employed Mr. Quartermain in this capacity since January 1985 and have entered into an employment agreement with him. See “Compensation – Employment Agreements”.

Mr. Quartermain graduated in 1977 from University of New Brunswick with a Bachelor of Science Degree in Geology and from Queen’s University in 1981 with a Master of Science Degree in Mineral Exploration and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1976 to 1982 he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corp. before becoming president of the Company in 1985. Mr. Quartermain serves as a director and officer of Radiant and as a director of Canplats, IAMGold Corporation, Vista Gold Corporation and Minco Silver Corporation.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer was appointed Chair of the board of directors Pacific Rim Mining Corp. (“Pac Rim”), a Toronto Stock Exchange listed mining company, on January 9, 2006. From 1997 up to her appointment as Chair, Ms. Mcleod-Seltzer served as President and director of Pac Rim. She is also Co-Chairman and a director of Stornoway Diamond Corporation and a director of Bear Creek Mining Corporation, Peru Copper Inc. and Miramar Mining Corp.  Ms. McLeod-Seltzer graduated from Trinity Western University in 1984 with a Bachelor of Arts Degree in Business Administration.

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

Joseph J. Ovsenek

Mr. Ovsenek devotes 95% of his time to our business, with the remainder of his time allocated to Canplats. Mr. Ovsenek has served in this capacity since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science Degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws Degree in 1989 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors. Mr. Ovsenek is a director of Esperanza Silver Corporation and Nova Uranium Corp.

R. Michael Robb

Mr. Robb devotes 100% of his time to our business. Mr. Robb earned a Bachelor of Science Degree (Mining) from the University of Idaho in 1963 and has done Masters of Business Administration Work at the Universities of Arizona and New Mexico. He is also a registered professional engineer in Arizona, Maine, Nevada, New Mexico and Virginia. Mr. Robb has been actively involved in the mining industry since the late 1960’s, with his more recent positions including Vice President of Operations, Mexico, for Eldorado Gold Corp. from 1995 to 1997, Vice President of Operations for Fischer-Watt Gold Company from 1997 to 2001 and Vice President and General Manager for Queenstake Resources from 2001 to 2003.

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

Compensation of Named Executive Officers

We currently have four named executive officers, Robert Quartermain, our President, Joe Ovsenek, our Senior Vice President, Ross Mitchell, our Vice President, Finance and Ken McNaughton, our Vice President, Exploration (the “Named Executive Officers”). The following table sets out the compensation awarded, paid to or earned by our Named Executive Officers during the fiscal year ended December 31, 2005:

Table No. 36

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay
							Outs
Name and Principal Position	Fiscal Year Ending (1)	Salary (2)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation (3)
Robert Quartermain	2005	$250,000	$175,000	0	200,000	0	0	$10,060
President	2004	$200,000	$80,000	0	100,000	0	0	$9,537
	2003	$204,697	$50,000	0	180,000	0	0	$8,779
Joe Ovsenek	2005	$175,000	$60,000	0	120,000	0	0	$8,899
Senior Vice President	2004	$130,000	$50,000	0	60,000	0	0	$6,958
	2003	$110,000	$20,000	0	130,000	0	0	$5,592
Ross Mitchell	2005	$130,000	$25,000	0	50,000	0	0	$8,002
Vice President, Finance	2004	$100,000	$25,000	0	40,000	0	0	$6,161
Ken McNaughton	2005	$130,000	$40,000	0	75,000	0	0	$9,377
(1)	Fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003.
(2)	A portion of the salaries of our Named Executive Officers are recovered from various outside companies, some of which are related.
(3)	All Other Compensation is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made on behalf of the employee by us.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

We have no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during our most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no SARs (stock appreciation rights) were granted to the Named Executive Officers.

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and our directors during the year ended December 31, 2005:

Table No. 37

Options Granted for the Fiscal Year Ended December 31, 2005

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Quartermain	200,000	23.2%	$16.73	$16.73	Dec. 20, 2010
Joseph Ovsenek	120,000	13.9%	$16.73	$16.73	Dec. 20, 2010
Ross Mitchell	50,000	5.8%	$16.73	$16.73	Dec. 20, 2010
Ken McNaughton	75,000	8.7%	$16.73	$16.73	Dec. 20, 2010
Directors (4)	120,000	13.9%	$16.73	$16.73	Dec. 20, 2010

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

Table No. 38

Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Financial Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(3)(4) Exercisable/Unexercisable
Robert Quartermain	107,500	1,248,321	412,500 exercisable	2,465,750 exercisable
			150,000 unexercisable	272,000 unexercisable
Joseph Ovsenek	10,000	90,800	170,000 exercisable	783,400 exercisable
			90,000 unexercisable	163,200 unexercisable
Ross Mitchell	0	0	159,700 exercisable	1,231,110 exercisable
			45,000 unexercisable	92,900 unexercisable
Ken McNaughton	13,000	160,680	137,500 exercisable	764,850 exercisable
			57,500 unexercisable	106,150 unexercisable
Directors (4)	62,600	373,662	232,200 exercisable	1,126,288 exercisable
			130,000 unexercisable	63,600 unexercisable
(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 30, 2005 of $17.79 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

During 2005, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options and as described below. On December 20, 2005, each director was granted stock options to acquire 30,000 shares of the Company at a price of $16.73 for a period of five years.

Effective January 1, 2005, the board of directors adopted a policy on board compensation to provide an annual retainer of $10,000 to each independent board member, with a further $2,000 to the lead director. Members of board committees will receive an additional $1,000 per annum and the committee chairman will be paid a further $1,000 per annum. In January 2006, the board of directors amended its policy on board compensation by increasing the annual retainer to $15,000 for each independent board member, with an additional $5,000 to the lead director. Members of board committees will also receive an additional $2,000 per annum and the Chair of the Audit Committee will receive an additional $5,000 per annum.

Executive Benefits

We do not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service and none are proposed at this time. We have a group RRSP available to all full-time employees after one year of service. We do not provide retirement benefits for directors. Other than as disclosed in this Annual Report, we have not paid any additional compensation to our directors and senior officers for the fiscal year ended December 31, 2005.

Employment Agreements

We engaged Robert A. Quartermain to act as our chief executive officer under an agreement dated January 1, 2004. The agreement provides for Mr. Quartermain to receive a base salary of $200,000 per year for a period of two years to be renewed for further one-year terms on agreement between the parties. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary. Commencing January 1, 2005, Mr. Quartermain’s agreement was amended to increase his base salary to $250,000, and commencing January 1, 2006, Mr. Quartermain’s agreement was amended to increase his base salary to $275,000.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock options to purchase our securities are granted to our directors and employees on terms and conditions acceptable to the regulatory authorities in Canada. At our annual general meeting held on May 12, 2005, our shareholders approved a stock option plan that reserved 8% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (f) the minimum exercise price for a stock option is equal to the volume weighted average trading price of our common shares on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the 5 trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group, to directors who are not executive officers as a group and employees and consultants as a group are set out below as of December 31, 2005. The exercise price of the stock options is stated in Canadian dollars.

Table No. 39

Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date
Executive Officers	7,800	$3.01	November 6, 2006
	59,300	$4.25	January 1, 2007
	185,000	$8.00	August 2, 2007
	260,000	$9.10	January 31, 2008
	125,000	$12.85	December 22, 2008
	260,000	$14.47	December 31, 2009
	75,000	$14.00	May 12, 2010
	470,000	$16.73	December 20, 2010

Directors who are not	12,200	$4.25	January 1, 2007
Executive Officers	30,000	$8.00	August 2, 2007
	20,000	$9.10	January 31, 2008
	40,000	$12.85	December 22, 2008
	70,000	$14.47	December 31, 2009
	120,000	$16.73	December 20, 2010

Employees and Consultants	47,000	$2.50	August 16, 2006
	20,600	$3.01	November 6, 2006
	45,200	$4.25	January 1, 2007
	90,400	$8.00	August 2, 2007
	53,200	$9.10	January 31, 2008
	26,500	$10.35	September 3, 2008
	57,500	$12.85	December 22, 2008
	10,000	$20.50	March 12, 2006
	50,000	$14.47	September 16, 2009
	45,000	$14.47	October 4, 2009
	116,000	$14.47	December 31, 2009
	317,500	$16.73	December 20, 2010
Total:	2,613,200

In addition, as at December 31, 2005, we had the following outstanding share purchase warrants, with each share purchase warrant entitling the holder thereof to acquire one of our common shares:

Table No. 40

Outstanding Share Purchase Warrants

Number of Warrants Outstanding	Exercise Price	Expiry Date
1,509,125	$18.50	January 15, 2006
Total: 1,509,125
(1)	Subsequent to December 31, 2005, 1,386,625 of our outstanding share purchase warrants were exercised prior to expiry on January 15, 2006 for proceeds of $25,653,000.
C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of our shareholders has been called for May 17, 2006.

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

The Audit Committee, comprised of John R. Brodie FCA, R.E. Gordon Davis and William Meyer, has the responsibility of, among other things, recommending to the Board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of "whistle-blower" and related procedures. Each of the members of the Audit Committee is an independent director.

The Compensation Committee, comprised of R.E. Gordon Davis, William Meyer, Catherine McLeod-Seltzer and John R. Brodie FCA, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

The Nominating Committee, comprised of R.E. Gordon Davis, William Meyer, Catherine McLeod-Seltzer and John R. Brodie FCA, has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the board and recommending nominees who meet such needs. Each of the members of the Nominating Committee is an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our chief executive officer (see Item 6.B – “Compensation”).

D.	Employees

At our corporate head office in Vancouver, we had 16 full and three part-time employees as at December 31, 2005, including the members of senior management, four of whom, two full time and two part time, were involved in shareholder and investor communications, four of whom were responsible for project exploration and development, four of whom carried out our management and executive functions and six of whom, five full time and one part time, provided administrative support. We had 15 (12 full and three part-time) employees, including the members of senior management, as at December 31, 2004 and 13 (ten full and three part-time) employees, including the members of senior management, as at December 31, 2003.

E.	Share Ownership

The following table sets out, as of February 28, 2006, the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 41

Named Executive Officers Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class *	Percent of Class
R.A. Quartermain	common	647,500	1.2%
R. Mitchell	common	172,900	0.3%
J. Ovsenek	common	175,000	0.3%
K. McNaughton	common	147,500	0.3%

*includes options exercisable within 60 days.

As at February 28, 2006, our directors and officers held, as a group, directly or indirectly, an aggregate of 279,200 common shares.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of February 28, 2006. The exercise price of the stock options is stated in Canadian dollars.

Table No. 42

Named Executive Officers Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.A. Quartermain	80,000 130,000 50,000 100,000 200,000	$8.00 $9.10 $12.85 $14.47 $16.73	August 2, 2007 January 31, 2008 December 22, 2008 December 31, 2009 December 20, 2010
J. Ovsenek	40,000 20,000 60,000 120,000	$9.10 $12.85 $14.47 $16.73	January 31, 2008 December 22, 2008 December 31, 2009 December 20, 2010
R.A. Mitchell	26,900 35,000 25,000 20,000 40,000 50,000	$4.25 $8.00 $9.10 $12.85 $14.47 $16.73	January 1, 2007 August 2, 2007 January 31, 2008 December 22, 2008 December 31, 2009 December 20, 2010
K. McNaughton	15,000 25,000 20,000 40,000 75,000	$8.00 $9.10 $12.85 $14.47 $16.73	August 2, 2007 January 31, 2008 December 22, 2008 December 31, 2009 December 20, 2010
Item 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Royce & Associates, LLC which held 4,646,500 of our common shares (9% of our issued and outstanding shares) as at January 31, 2006. As at February 11, 2005, Royce & Associates, LLC reported owning 4,758,700 of our common shares for 9.28% of our issued and outstanding shares. Royce & Associates, LLC does not have voting rights that are different from the voting rights of the other holders of our common shares.

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

On December 31, 2005, the shareholders’ list for our common stock showed 2,523 registered shareholders and 51,849,241 shares outstanding. One thousand and twenty four of these registered shareholders were U.S. residents, owning 23,818,885 shares representing 45.9% of our issued and outstanding shares.

B.	Related Party Transactions

Since January 1, 2005, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We provide administrative and technical services under arrangements with Canplats Resources Corporation, a publicly traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis), and Radiant Resource Inc., a publicly traded company with one common director (Robert A. Quartermain). Under these arrangements, we are reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

In March 2005, we entered into an agreement with Esperanza for the evaluation of mineral prospects located in Peru. See Item 4.B - “Business Overview”. Our Senior Vice President is a director of Esperanza.

On May 9, 2005, we acquired 960,000 special warrants of Minco Silver (with each special warrant exchangeable for one common share of Minco Silver without payment of any additional consideration) at an aggregate cost of $1.2 million. In October 2005, the special warrants were exchanged for common shares of Minco Silver. Two of our directors are also directors of Minco Silver.

In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project. See Item 4.B - “Business Overview”. Our Senior Vice President is a director of Esperanza.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8	Financial Information
A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are stated in Canadian dollars (Cdn$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 19 to the audited consolidated financial statements.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated March 2, 2006.
(b)	Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004 (in Canadian Dollars).

(c)	Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 (in Canadian Dollars).
(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 (in Canadian Dollars).
(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2005, other than:

(a)

we completed the acquisition of all of the shares of Sociedad Minera Berenguela S.A., the holder of the Berenguela Project located in Peru, in consideration of, among other things, the payment of US$2 million and issuance of 530,504 of our common shares;

(b)	we have received $25,653,000 due to the issuance of 1,386,625 common shares relating to the exercising of warrants;
(c)	the silver bullion that was lodged as collateral for a bank letter of credit relating to the Candelaria mine has been replaced with US dollar collateral; and
(d)

we have entered into an agreement with Pan American to sell to Pan American our 50% interest in the Manantial Espejo Project for 1.95 million shares of Pan American, having a value of US$46.3 million as of March 21, 2006.

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

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) each month for the past six months.

Table No. 43

High and Low Price for the Five Most Recent Fiscal Years on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
December 31, 2005	$18.89	$12.34
December 31, 2004	$23.00	$12.00
December 31, 2003	$15.75	$5.35
December 31, 2002	$11.90	$3.45
December 31, 2001	$4.30	$1.87

Table No. 44

High and Low Price for the Five Most Recent Fiscal Years on Nasdaq (US$’s)

Fiscal Year Ended	High	Low
December 31, 2005	$16.15	$9.71
December 31, 2004	$17.37	$8.65
December 31, 2003	$12.30	$3.55
December 31, 2002	$7.80	$2.16
December 31, 2001	$2.75	$1.28

Table No. 45

High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (Cdn$’s)

Period Ended	High	Low
December 31, 2005	$18.89	$14.23
September 30, 2005	$17.00	$13.10
June 30, 2005	$15.81	$12.34
March 31, 2005	$18.00	$13.29
December 31, 2004	$20.95	$14.47
September 30, 2004	$20.90	$14.08
June 30, 2004	$22.75	$12.00
March 31, 2004	$23.00	$13.35

Table No. 46

High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq (US$’s)

Period Ended	High	Low
December 31, 2005	$16.15	$12.42
September 30, 2005	$14.48	$11.05
June 30, 2005	$12.85	$9.71
March 31, 2005	$14.56	$10.80
December 31, 2004	$16.60	$11.77
September 30, 2004	$16.58	$10.52
June 30, 2004	$17.30	$8.65
March 31, 2004	$17.37	$10.21

Table No. 47

High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
February 28, 2006	$21.59	$17.47
January 31, 2006	$21.88	$17.17
December 31, 2005	$18.31	$16.03
November 30, 2005	$18.89	$15.01
October 31, 2005	$16.84	$14.23
September 30, 2005	$17.00	$14.00

Table No. 48

High and Low Prices for each Month for the Past Six Months on Nasdaq (US$’s)

Month Ended	High	Low
February 28, 2006	$18.90	$15.12
January 31, 2006	$19.18	$14.93
December 31, 2005	$16.10	$13.92
November 30, 2005	$16.15	$13.00
October 31, 2005	$14.34	$12.42
September 30, 2005	$14.48	$11.71
B.	Plan of Distribution

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

Powers and Functions of the Directors

The powers and functions of the directors are set out in our Articles, which were adopted by our shareholders on May 12, 2005. They provide:

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

Alteration of Share Rights

To alter the rights of holders of our issued shares such alteration must be approved by the majority vote of two-thirds of our issued shares attending and voting at a meeting of our shareholders.

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

Foreign Ownership Limitations

Our Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in our Articles that would have an effect of delaying, deferring or preventing a change in our control, or that would operate with respect to any proposed merger, acquisition or corporate restructuring.

Share Ownership Reporting Obligations

There are no provisions in our Articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by:

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

1.

Option agreement dated March 31, 2004 among Sociedad Minera Berenguela S.A., Fossores Ltd., Silver Standard Peru S.A. and Silver Standard. See Item 4.B under the heading “Berenguela Project” for a description of the option agreement.

2.	Funding agreement dated March 31, 2004 among Fossores Ltd. and Silver Standard. See Item 4.B under the heading “Berenguela Project” for a description of the funding agreement.
3.	Strategic alliance agreement between Minco Mining & Metals Corporation and Silver Standard. See Item 4.B under the heading “Minco Silver – Strategic Alliance” for a description of the agreement.
4.

Purchase agreement dated October 20, 2004 among Elliott International L.P., The Liverpool Limited Partnership, Highwood Partners, L.P. and Silver Standard. See Item 4.B under the heading “Pirquitas Project” for a description of the purchase agreement.

5.	Mineral prospect evaluation agreement dated March 22, 2005 with Esperanza Silver Corporation. See Item 4.B under the heading “San Luis Project” for a description of the agreement.
6.	Joint venture agreement dated September 6, 2005 with Esperanza Silver Corporation. See Item 4.B under the heading “San Luis Project” for a description of the agreement.
7.

Purchase agreement dated December 30, 2005 with Daniel W. Kappes, Michael W. Cassiday, Victor Raul Eyzaguirre. See Item 4.B under the heading “Berenguela Project” for a description of the purchase agreement.

8.	Purchase agreement dated March 21, 2006 with Pan American Silver Corp. See Item 4.B under the heading “Manantial Espejo Project” for a description of the agreement.
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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Silver Standard and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2006 WTO Review Threshold is $265,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Silver Standard, is reviewable if the value of our assets is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of our assets is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Silver Standard, and the value of our assets and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Silver Standard forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $265,000,000 (in 2006) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of our shares.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of the Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The Company recommends security holders seek the advice of their own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances. Corporations disposing of taxable Canadian property must file a Canadian tax return to report the disposition.

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

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership or disposition of common stock in the Company ("Common Stock"). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions, the Income Tax Convention between the U.S. and Canada (the "Tax Convention"), as well as certain representations made by the Company, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the "IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the ownership or disposition of Common Stock. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Common Stock as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire Common Stock as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, or (viii) own or have owned directly, indirectly, or constructively 10% or more of all classes of stock in the Company entitled to vote.

As used herein, "U.S. Holder" means a holder of Common Stock that is for U.S. federal income tax purposes (i) a citizen or resident of the U.S., (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Common Stock, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Common Stock is urged to consult its own tax advisor.

This discussion assumes that Common Stock is held as a capital asset, within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

U.S. HOLDERS AND ALL OTHER HOLDERS OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE NON-TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF COMMON STOCK AND THE NON-U.S., U.S. FEDERAL, STATE, LOCAL, OR OTHER TAXING JURISDICTION CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF COMMON STOCK THAT ARE RELEVANT TO THEM AND THEIR PARTICULAR CIRCUMSTANCES.

Passive Foreign Investment Company Treatment

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Stock includes any period in which the Company is a passive foreign investment company (a "PFIC"). Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, generally measured by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more. For the purposes of the PFIC rules, passive income includes net gains from some commodities transactions. For a taxable year ending before January 1, 2005, net gains from commodities transactions generally may be excluded from passive income if "substantially all" of a producer's, processor's, merchant's, or handler's business is as an active producer, processor, merchant, or handler of such commodities. For a taxable year beginning after December 31, 2004, net gains from commodities transactions will not be included in passive income for the purpose of the PFIC rules if (i) they are active business gains or losses from the sale of commodities and (ii) substantially all of the corporation's commodities are stock in trade or inventory of the corporation, property used in the trade or business of the corporation, or supplies used in the ordinary course of a trade or business of the corporation. In determining whether or not it is a PFIC, the Company is required to take into account its pro rata portion of the income and assets of each entity treated as a corporation for U.S. federal tax purposes in which it owns, directly or indirectly, at least a 25% interest (measured by value).

The Company believes that it was a PFIC in its 2005 taxable year and in each preceding taxable year since at least its 1996 taxable year. The Company may be a PFIC in its 2006 and subsequent taxable years, but the Company can provide no assurance of its PFIC classification in its 2006 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. The Company has not determined whether or not any direct or indirect subsidiary of the Company was a PFIC or is expected to be a PFIC in 2006 or subsequent taxable years.

In the absence of an election described below, if a U.S. Holder's holding period in its Common Stock includes any period in which the Company was or is a PFIC, special and generally unfavorable U.S. federal income tax rules, described below in "The 'No Election' Alternative", generally apply to gain realized on a disposition of Common Stock and certain distributions received with respect to Common Stock. If certain requirements are met, a U.S. Holder may mitigate these consequences by timely making an election to treat the Company as a "qualified electing fund" (a "QEF"), described below in "The QEF Election Alternative", or to mark its Common Stock to market, described below in "The Mark-to-Market Election Alternative".

The QEF Election Alternative

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on such U.S. Holder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for such U.S. Holder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

An effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of such U.S. Holder’s Common Stock (or deemed to be realized on the pledge of such U.S. Holder’s Common Stock) as capital gain; (ii) treat such U.S. Holder’s share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on such U.S. Holder’s share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for its Common Stock includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. If the QEF election is not deemed timely, then the U.S. Holder will also be subject to the rules discussed below under "The 'No Election' Alternative". A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the stock of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

A U.S. Holder cannot make and maintain a valid QEF election unless the Company provides certain U.S. tax basis information and meets certain other requirements. The Company has not yet determined whether it will provide such information or meet such requirements. Therefore, the Company can provide no assurance that a U.S. Holder will be able to make a valid QEF election.

The “No Election” Alternative

If a U.S. Holder does not make a timely mark-to-market election, as discussed below, or a timely QEF election (a "Non-Electing U.S. Holder") and the Company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of such U.S. Holder's Common Stock and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Stock and all excess distributions on its Common Stock over such U.S. Holder’s entire holding period. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

For purposes of the PFIC rules, if the Company were a PFIC, a U.S. Holder would be deemed to own an interest in any PFIC owned directly or indirectly by the Company (a "Subsidiary"). Accordingly, if the Company and a Subsidiary both were PFICs, a U.S. Holder would be deemed to own an interest in such Subsidiary for purposes of the PFIC rules. If, as a result of this rule, a U.S. Holder is treated as owning stock of a Subsidiary, such U.S. Holder may be subject to the excess distribution rules on (i) a distribution with respect to the indirectly owned stock by a Subsidiary to the Company, (ii) a disposition of the indirectly owned Subsidiary stock by the Company, and (iii) a disposition of Common Stock by the U.S. Holder that reduces or terminates the U.S. Holder's indirect ownership of Subsidiary stock.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Stock, then the Company will continue to be treated as a PFIC with respect to such U.S. Holder's Common Stock, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules for a Non-Electing U.S. Holder) as if its Common Stock had been sold on the last day of the last taxable year for which the Company was a PFIC.

The Mark-to-Market Election Alternative

Effective for tax years of a U.S. Holder beginning after December 31, 1997, a U.S. Holder who holds, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if a U.S. Holder has not made a timely QEF election and makes a mark-to-market election after the beginning of its holding period in its Common Stock, then the Section 1291 rules will apply to certain dispositions of, distributions on, and other amounts taxable with respect to such U.S. Holder's Common Stock. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of its Common Stock as of the close of such tax year over such U.S. Holder's adjusted basis in its Common Stock. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in its Common Stock over the fair market value of its Common Stock as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Stock included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for Common Stock that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in its Common Stock will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to marketable stock in a PFIC for the taxable year for which the election is made and to any subsequent taxable year unless Common Stock ceases to be marketable, as specifically defined, or the IRS consents to a revocation of such election. If the Company ceases to be a PFIC, a U.S. Holder that has marked its Common Stock to market will not include mark-to-market gain or loss with respect to its Common Stock for any taxable year that the Company is not a PFIC, and if the Company again becomes a PFIC in a taxable year after a year in which it is not treated as a PFIC, a U.S. Holder's original mark-to-market election, unless revoked or terminated, continues to apply and such U.S. Holder must include any mark-to-market gain or loss in such year.

The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock in a Subsidiary that also is a PFIC. If the Company and any Subsidiary were PFICs, a U.S. Holder would be deemed to own an interest in such Subsidiary for purposes of the PFIC rules. Accordingly, if the Company and any Subsidiary were PFICs and a U.S. Holder made a mark-to-market election with respect to the Company, such U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned stock in such Subsidiary

Additional Considerations

Under Section 1291(f) of the Code, the IRS has issued Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Common Stock in the hands of the transferee and the basis of any property received in the exchange for such Common Stock would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the Common Stock is transferred.

Certain special, generally adverse, rules will apply with respect to Common Stock while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such Common Stock.

Each U.S. Holder is urged to consult its own tax advisor regarding the classification of the Company as a PFIC and the availability and the consequences of the QEF and mark-to-market elections.

Distributions on Common Stock

To the extent that a distribution paid to a U.S. Holder on its Common Stock is not an excess distribution and is not a non-taxable distribution paid from earnings and profits previously included in income by a U.S. Holder that has made a QEF election, the gross amount of such distribution (i.e., including any amount deducted in respect of withholding taxes) will generally be subject to U.S. federal income tax as foreign source ordinary dividend income to the extent that such distribution is paid out of the Company’s remaining current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be its fair market value on its distribution date. To the extent that an amount received by a U.S. Holder exceeds such U.S. Holder’s allocable share of the Company’s current and accumulated earnings and profits, such excess will be applied, first, to reduce such U.S. Holder’s adjusted tax basis in its Common Stock, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent sale, exchange, or disposition of such U.S. Holder’s Common Stock, and, second, any balance in excess of such U.S. Holder’s adjusted tax basis in its Common Stock will be treated as capital gain.

A dividend received by a U.S. Holder will not be eligible for the dividends received deduction generally allowed to corporations on the receipt of dividends distributed by U.S. corporations. A dividend paid on Common Stock to a non-corporate U.S. Holder before January 1, 2009 will not be “qualified dividend income”, and therefore will not be eligible for a maximum rate of U.S. federal income tax of 15%, to such U.S. Holder if the Company is a PFIC during either the taxable year in which the distribution occurs or the preceding taxable year.

Foreign Tax Credit

Any foreign income tax withheld with respect to dividends on Common Stock may, subject to a number of complex requirements and limitations (including special limitations to coordinate with the qualified dividend income rules described above), be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Stock generally will be "passive income" or, in the case of certain U.S. Holders, "financial services income" for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. A U.S. Holder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.

Foreign Exchange Gain or Loss

Distributions with respect to a U.S. Holder’s Common Stock paid in Canadian dollars or any other non-U.S. currency must be converted to U.S. dollars to calculate such U.S. Holder’s U.S. federal income tax liability. Generally, an amount paid in foreign currency will be converted to a U.S. dollar amount by reference to the spot exchange rate in effect on the date such amount is paid, regardless of whether such payment is in fact converted to U.S. dollars. If foreign currency is converted to U.S. dollars on the date of the payment, a U.S. Holder (although subject to tax on the U.S. dollar value of the payment) generally will not be required to recognize any foreign currency gain or loss with respect to the receipt of such foreign currency. If foreign currency is converted to U.S. dollars at a later date, any currency gain or loss resulting from the conversion generally will be treated as U.S. source ordinary income or loss.

Information Reporting and Backup Withholding

Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on, and proceeds from the disposition of, Common Stock. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies, under penalty of perjury, that it is not subject to backup withholding on a Form W-9 or successor form, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

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

As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 16	[Reserved]
A.	Audit committee financial expert.

Our board of directors has determined that we have an audit committee financial expert, John R. Brodie FCA. Mr. Brodie FCA is the Chair of our audit committee and independent as that term is defined in the listing standards of the Nasdaq National Market. For more information regarding Mr. Brodie’s experience, see Item 6.A – “Directors and Senior Management”.

B.	Code of Ethics.

We have adopted a Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. Our Code of Business Conduct is available for viewing on our website at www.silverstandard.com.

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2005	Fiscal year ended December 31, 2004
Audit Fees (1)	$75,700	$69,250
Tax Fees (2)	$9,000	$5,000
All Other Fees (3)	$4,832	$4,000
Total	$89,532	$78,250
(1)

Audit of consolidated financial statements including accounting consultations and tax services related to the audit; reviews of interim financial statements; fees in connection with regulatory financial filings

(2)	Tax return compliance filing and corporate tax structure
(3)	Canadian Public Accounting Board Fee and Section 404 of the Sarbanes-Oxley Act of 2002 training

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

All services provided by our principal accountant in 2005 were pre-approved by our audit committee.

D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major differences between Canadian and US GAAP, as they affect us, are disclosed in note 19 to the audited consolidated financial statements.

The financial statements and notes thereto as required under Item 18 are attached to this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers LLP is included in this Annual Report immediately preceding the financial statements.

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

1.2	Notice of Articles and Articles filed under theBusiness Corporations Act (British Columbia)
12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Mine Development Associates
14.2	Consent of James A. McCrea, P. Geo.
14.3	Consent of Pincock, Allen & Holt, a division of Runge, Inc.
14.4	Consent of Roscoe Postle Associates Inc.
14.5	Consent of Sundance Ventures
14.6	Consent of Snowden Mining Industry Consultants

A.    Financial Statements

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19 and contain estimates based on management’s judgement and based on currently available information. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the auditing standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“R.A. Quartermain”	“R.A. Mitchell”

Robert A. Quartermain	Ross A. Mitchell
President	Vice President, Finance

March 22, 2006

Auditors’ Report

To the Shareholders of

Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada

March 2, 2006

(except for note 20, which is as of March 22, 2006)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles or restatements that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated March 2, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada

March 2, 2006

(except for note 20, which is as of March 22, 2006)

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2005 and 2004

(expressed in thousands of Canadian dollars, except number of shares)

	2005 $	2004 $ (restated 3(a))

Assets
Current assets
Cash and cash equivalents	23,030	45,703
Silver bullion (note 5)	14,095	13,487
Marketable securities (note 6)	4,985	3,329
Accounts receivable, net of allowance for doubtful accounts $nil (2004 - $nil)	1,238	662
Prepaid expenses and deposits	496	587

	43,844	63,768

Restricted silver bullion (note 5)	1,692	2,300

Reclamation deposits (note 9)	190	198

Mineral property costs (note 7)	171,525	150,532

Property, plant and equipment (note 8)	2,037	659

	219,288	217,457

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	1,990	1,513
Accrued liabilities	788	113
Current portion of asset retirement obligations (note 9)	722	560

	3,500	2,186
Asset retirement obligations (note 9)	759	688
Future income tax liability (note 14)	21,839	21,557

	26,098	24,431

Shareholders' Equity
Share capital (note 10)
Common shares - unlimited shares authorized, no par value
Issued and outstanding 51,849,241 common shares (2004 - 51,576,802)	219,971	217,502
Value assigned to stock options (notes 10 and 11)	9,778	6,167
Value assigned to warrants (notes 10 and 12)	6,965	7,011
Deficit	(43,524)	(37,654)

	193,190	193,026

	219,288	217,457

Commitments (note 17)
Subsequent events (note 20)

Approved by the Board of Directors

R.E. Gordon Davis, Director	William Meyer, Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2005 $	2004 $	2003 $

Exploration and mineral property costs

Property examination and exploration	434	471	465
Mineral property costs written-off	372	-	-
Reclamation and accretion (note 9)	507	252	507

	(1,313)	(723)	(972)

Expenses

Salaries and employee benefits	1,031	692	654
Salaries and employee benefits - stock-based compensation (note 11)	3,468	1,783	-
Depreciation	74	57	30
Internal control over financial reporting	226	-	-
Professional fees	176	122	143
General and administration - other	2,172	2,202	1,579
General and administration - stock-based compensation (note 11)	567	668	169

	(7,714)	(5,524)	(2,575)

Other income (expenses)
Investment income	879	1,151	379
Gain (loss) on sale of marketable
securities and investment writedowns	2,274	2,525	(101)
Gain on sale of mineral properties	20	931	-
Foreign exchange (loss) gain	(18)	171	(669)
Other	2	(49)	-

	3,157	4,729	(391)

Loss for the year	(5,870)	(1,518)	(3,938)
Deficit - Beginning of year	(37,654)	(31,632)	(27,694)
Adjustment for stock-based compensation (note 3)	-	(4,504)	-

Deficit - End of year, as restated	(43,524)	(37,654)	(31,632)

Weighted average number of shares outstanding	51,683,125	48,311,212	40,409,854

Basic and diluted loss per common share	(0.11)	(0.03)	(0.10)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2005 $	2004 $	2003 $

Operating activities
Loss for the year	(5,870)	(1,518)	(3,938)
Items not affecting cash
Depreciation	74	57	30
Mineral property costs written-off	372	-	-
Gain on sale of mineral properties	-	(902)	-
Stock-based compensation	4,035	2,451	169
Asset retirement obligations	444	(316)	370
(Gain) loss on sale of marketable securities and
investment writedowns	(2,274)	(2,525)	101
Foreign exchange gain	(14)	(7)	(19)
Changes in non-cash working capital items
Accounts receivable	(576)	(303)	20
Prepaid expenses and deposits	(198)	(353)	(34)
Accounts payable	621	545	(233)
Accrued liabilities	675	53	5
Current portion of asset retirement obligations	(240)	312	-

Cash used in operating activities	(2,951)	(2,506)	(3,529)

Financing activities
Shares and warrants issued for cash	1,795	60,334	13,229
Share subscriptions received	-	-	455
Share issue cash costs	-	(928)	(54)

Cash generated by financing activities	1,795	59,406	13,630

Investing activities
Mineral property costs	(20,933)	(12,796)	(9,833)
Purchase of property, plant and equipment	(1,202)	(710)	(57)
Purchase of silver bullion	-	(15,780)	-
Proceeds on sale of property, plant and equipment	-	53	-
Cash acquired on business combination (note 4)	-	91	-
Reclamation deposit advance	-	(47)	(83)
Purchase of marketable securities	(2,459)	(2,755)	(1,042)
Proceeds on sale of marketable securities	3,077	4,319	-

Cash used in investing activities	(21,517)	(27,625)	(11,015)

(Decrease) increase in cash and cash equivalents	(22,673)	29,275	(914)
Cash and cash equivalents - Beginning of year	45,703	16,428	17,342

Cash and cash equivalents - End of year	23,030	45,703	16,428

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and holding silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 19.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Basis of presentation

The consolidated financial statements include the accounts of the company and its subsidiaries. The following table sets forth the company’s ownership of its main mineral resource interests (note 7):

December 31	2005	2004

Through wholly-owned subsidiaries
Diablillos	100%	100%
Pirquitas	100%	100%
Bowdens	100%	100%
Sulphurets	100%	100%
Challacollo	100%	100%
Pitarrilla	100%	100%
San Agustin	100%	100%
San Marcial	100%	100%
Berenguela (a)	100%	100%
Candelaria	100%	100%
Maverick Springs (a)	100%	100%
Shafter	100%	100%

Through direct ownership and joint ventures
Manantial Espejo	50%	50%
Silvertip	100%	100%
Sunrise Lake	100%	100%
San Luis	50%	-

(a)	Ownership relates to silver resources.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are depreciation rates, asset impairment, stock-based compensation, future income tax valuation reserves and asset retirement obligations. Actual results could differ from those estimates.

Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the consolidated statements of loss unless they relate to a specific mineral property in which case they are capitalized.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Marketable securities are carried at the lower of original cost and quoted market value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum once the asset is put in service. Leasehold improvements are amortized over the term of the lease, plus one renewal period if the renewal is reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property. The company assesses if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Management of the company regularly reviews the net carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the period.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Asset retirement obligations

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the mineral property cost. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed annually.

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted as both stock-based compensation expense and value assigned to stock options under shareholders’ equity. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options is subsequently reduced if the options are exercised and the amount recorded is then credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

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

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 11 and 12.

3	CHANGES IN ACCOUNTING POLICIES
(a)	Comparative figures

The company has restated certain comparative figures on the December 31, 2004 balance sheet including amounts relating to future income tax liabilities by increasing mineral property costs and future income tax liabilities by $7,357,000. This non-cash adjustment has no impact on shareholders’ equity, net loss, net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this change.

(b)	Stock-based compensation

Effective January 1, 2004, the company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, as well as for other stock-based payments made in exchange for goods and services. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to share capital and $4,169,000 to value assigned to stock options, at January 1, 2004.

(c)	Consolidation of variable interest entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline during the year ended December 31, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

4	ACQUISITIONS

In October 2004, the company acquired the remaining 56.6% interest (for a 100% interest) in Sunshine Argentina Inc. (Sunshine). Consideration for this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). As Sunshine did not meet the definition of a business, the company has accounted for the acquisition as a purchase of net assets with the consideration issued assigned as follows:

$
Cash and cash equivalents	91
Accounts receivable	25
Other current assets	2
Mineral properties	63,899

64,017
Current liabilities	(19)
Future income tax liability	(14,200)

Net assets acquired	49,798

The future income tax liability arose as the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference of $14,200,000 has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

5	SILVER BULLION

The company has lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 7(o)). Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, US dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at December 31, 2005, 209,454 (2004 - 284,650) ounces of silver bullion were lodged as collateral (note 20(c)).

Balance sheet presentation - December 31, 2005

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,744,531	14,095	17,939	3,844
Restricted silver bullion	209,454	1,692	2,154	462
	1,953,985	15,787	20,093	4,306

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Balance sheet presentation - December 31, 2004

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,669,335	13,487	13,693	206
Restricted silver bullion	284,650	2,300	2,335	35
	1,953,985	15,787	16,028	241

6	MARKETABLE SECURITIES
	2005 $	2004 $

Marketable securities (i)	4,985	1,329
Special Warrants (ii)	-	2,000
	4,985	3,329

(i)

At December 31, 2005, the company holds share or share purchase warrants in eight companies, with the most significant being Minco Silver Corporation ($3,200,000) and Esperanza Silver Corporation ($1,508,000). The quoted market value of marketable securities was $15,087,000 (2004 - $4,122,000) for an unrealized gain of $10,102,000 (2004 - $2,793,000).

(ii)

In October 2004, the company and Minco Mining & Metals Corporation (Minco) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (Minco Silver), to acquire silver projects in China.

Under the terms of the strategic alliance, the company initially acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. In May 2005, the company purchased an additional 960,000 Special Warrants at a price of $1.25 per Special Warrant, bringing the total investment to $3,200,000.

In October 2005, Minco qualified the issuance of its common shares, with the company now owning 4,960,000 shares with some of the shares subject to an escrow agreement.

In December 2005, 1,240,000 shares (25%) have been released from escrow with the balance to be released at 1,240,000 shares every six months. For purposes of arriving at the quoted market value, the quoted market price of Minco Silver shares at December 31, 2005 was applied to the company’s 4,960,000 share investment.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest to up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

7	MINERAL PROPERTY COSTS

At December 31, mineral property costs are as follows:
	Acquisition costs $	Exploration costs $	Future tax effects $	Total 2005 $	Total 2004 $
Argentina
Chubut	-	-	-	-	268
Diablillos	5,376	1,509	-	6,885	6,351
Manantial Espejo	4,305	13,838	2,812	20,955	16,944
Pirquitas	56,308	5,325	13,294	74,927	70,748
Other	57	123	-	180	51
Australia
Bowdens	10,892	7,255	3,235	21,382	21,387
Other	-	225	-	225	27
Canada
Silvertip	1,818	248	-	2,066	2,022
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	46	-	1,280	1,268
Chile
Cachinal	18	93	-	111	103
Challacollo	2,595	2,600	318	5,513	4,749
Juncal	16	50	-	66	49
La Flora	16	34	-	50	47
Mexico
Pitarrilla	1,370	8,992	832	11,194	4,917
Valenciana	41	271	-	312	282
Ortega	58	66	-	124	77
San Agustin	54	631	-	685	613
San Marcial	1,250	745	50	2,045	1,973
Veta Colorada	237	347	-	584	-
Other	200	308	-	508	223
Peru
Berenguela	1,254	2,920	362	4,536	1,526
San Luis	-	135	-	135	-
United States
Candelaria	2,981	2,686	139	5,806	5,431
Maverick Springs	637	1,522	30	2,189	1,989
Shafter	2,544	2,808	767	6,119	5,839
	95,654	54,032	21,839	171,525	150,532

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Acquisition and exploration costs incurred during the year are as follows:

	2005 $	2004 $

Balance - Beginning of year	150,532	74,090

Acquisition costs for the year	1,845	52,158

Exploration costs
Assaying	1,035	918
Camp costs	2,780	1,502
Consulting	1,020	1,454
Drafting/engineering	995	279
Drilling	4,743	2,294
Environmental	125	228
Field costs	2,903	588
Labour costs	2,229	609
Maps and prints	20	72
Property holding costs	635	500
Geology	1,292	1,195
Legal	323	240
Value added tax	1,138	447

Exploration costs for the year	19,238	10,326

Property costs associated with future income taxes	282	13,958

Mineral property costs written-off	(372)	-

Balance - End of year	171,525	150,532

a)	Diablillos, Argentina

The company owns a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

b)	Manantial Espejo, Argentina

The company owns a 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina. The remaining 50% interest is owned by Pan American Silver Corp. (Pan American). Pan American is the operator and will continue as the operator during the feasibility and mine construction stages. Pan American will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

A third party has a right to receive payment of US$0.60 per tonne mined and processed with a maximum of one million tonnes and receive a 0.5% net smelter returns royalty from the property.

The following represents the company’s 50% proportionate interest in the joint venture as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	$	$	$

Current assets	166	508	48
Mineral property costs	20,955	16,944	13,961
Mobile equipment, net of accumulated depreciation	1,336	-	-

Current liabilities	206	288	357

Asset retirement obligations	27	22	19

Future income tax liability	2,812	2,493	2,535

Net expenses for the year	-	-	-

Cash flows from operating activities	(54)	(356)	92
Cash flows from financing activities	4,763	3,551	736
Cash flows from investing activities	(4,738)	(3,037)	(830)

c)	Pirquitas, Argentina

The company owns a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

The company owns a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by the company.

g)	Sunrise Lake, Canada

The company owns a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. The property is subject to a 5% net profits royalty interest.

h)	Challacollo, Chile

The company owns 100% of the Challacollo silver project in northern Chile and is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty which can be acquired at any time for a total of US$1,500,000.

i)	Pitarrilla, Mexico

The company owns a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

j)	San Agustin, Mexico

The company owns a 100% interest in the San Agustin property in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

k)	San Marcial, Mexico

The company owns a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

l)	Veta Colorada, Mexico

In November 2005, the company announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, the company will pay the vendors a total of US$3,500,000, subject to a due diligence review. To December 31, 2005, the company has incurred $584,000 of expenditures relating to this property, including US$170,000 in non-refundable payments to the vendors. The closing date for the transaction is expected to occur on or before March 31, 2006. Assuming a positive due diligence review, the company will pay the vendors US$3,330,000 on closing.

m)	Berenguela, Peru

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in the Province of Lampa in southern Peru. Under the terms of the agreements, the company was to complete an exploration program having an in-ground expenditure of a minimum of US$500,000 and prepare a silver resource estimate. On exercise of the option, the company was to pay US$0.04 to US$0.06 per resource ounce in a blend of cash and shares, depending on silver prices. Subsequent to the end of the year, the company acquired a 100% interest in the Berenguela project (note 20(a)). As part of the acquisition, US$600,000 of the cash consideration was paid in 2005.

n)	San Luis, Peru

In September 2005, the company entered into a joint venture agreement with Esperanza Silver Corporation (Esperanza) for the exploration of the San Luis property located in the Ancash Department, Peru. Under the terms of the agreement, the company currently holds a 50% interest in the property and has elected to increase its interest to 55% by funding the first US$500,000 in exploration expenditures. Once the company has met this funding of exploration expenditures, the company will incur with Esperanza the next US$1,500,000 of exploration expenditures in proportion to their respective interests. Once the expenditures have been made, the company may elect to increase its interest to 70% by paying all costs required to complete a feasibility study and the interest can be increased to 80% by paying all costs required to place the property into commercial production.

o)	Candelaria, U.S.A.

The company owns a 100% interest in the Candelaria silver mine in Nevada and has lodged environmental bonding in the amount of US$1,679,000 (notes 5 and 9) relating to this property.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

p)	Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista) in which the company will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, the company was to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn its interest. The company and Vista would then enter into a joint venture agreement. At December 31, 2005, the company had met its expenditure commitment to Vista and vested its interest in the property. The company and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and the company, and all costs to complete a feasibility study in excess of US$2,000,000. In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner.

q)	Shafter, U.S.A.

The company owns a 100% interest in the Shafter Presidio silver mine (Shafter) located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid and subject to renewal over time. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

8	PROPERTY, PLANT AND EQUIPMENT
			2005

	Cost $	Accumulated depreciation $	Net $

Office equipment	491	315	176
Mobile equipment (a)	1,547	84	1,463
Leasehold improvements	120	26	94
Land	304	-	304

	2,462	425	2,037

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

			2004

	Cost $	Accumulated depreciation $	Net $

Office equipment	410	258	152
Mobile equipment	142	43	99
Leasehold improvements	117	12	105
Land	303	-	303

	972	313	659

(a)	At December 31, 2005, $1,336,000 (2004 – $nil) of the cost of mobile equipment is held in a 50/50 joint venture.

9	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2005, the company expensed $507,000 (2004 - $252,000; 2003 - $507,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2005, $1,481,000 (2004 - $1,248,000) has been recorded by the company as a provision for future asset retirement obligation expenses for its various mineral properties, of which $722,000 (2004 - $560,000) is considered current.

The company’s asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

A reconciliation of the provision for asset retirement obligations is as follows:

	2005 $	2004 $

Balance - Beginning of year	1,248	1,291

Liabilities settled during the year	(241)	(176)
Accretion expense	74	108
Revisions in estimated cash flows	400	25

Balance - End of year	1,481	1,248

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

	2005 $	2004 $

Balance sheet presentation
Current portion	722	560
Long-term portion	759	688

	1,481	1,248

The provision for asset retirement obligations is based on the following key assumptions:

•	asset retirement obligation payments over the next five years are estimated as follows: 2006 - $722,000; 2007 - $399,000; 2008 - $35,000; 2009 - $44,000 and 2010 - $34,000.
•	total undiscounted cash flows of $2,183,000 (2004 - $1,918,000).
•	expected timing of payments in the years 2006 to 2016 (2004 - 2005 to 2015).
•	a credit adjusted risk-free rate at which the estimated payments have been discounted at 10% (2004 - 10%).

At December 31, 2005, the company has lodged $1,882,000 (2004 - $2,498,000) in security deposits with various government agencies in relation to its reclamation obligations. Of the amount lodged, $190,000 (2004 - $198,000) is in the form of cash deposits and $1,692,000 (2004 - $2,300,000) is in the form of a letter of credit collaterized by the lodging of silver bullion (note 5).

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10	SHARE CAPITAL
	Number of shares	Amount $

Authorized
Unlimited common shares, no par value
Issued
Balance - December 31, 2002	39,190,887	99,510
Issued during the year
For cash
Exercise of options (note 11)	536,372	2,140
Exercise of warrants (note 12)	2,779,589	11,089
For mineral properties	88,004	612
In settlement of interest	9,980	75
Assigned value of exercised options	-	165
Share issue costs	-	(54)

Balance - December 31, 2003	42,604,832	113,537

Issued during the year
For cash
Private placement (a)	2,955,000	37,132
Exercise of options (note 11)	525,700	2,963
Exercise of warrants (note 12)	2,686,620	13,420
Finder's fees on private placement (a)	31,250	393
For mineral property	2,680,500	50,089
Assigned value of exercised options	-	1,026
Share subscriptions (note 12)	92,900	455
Share issue costs (a)	-	(1,513)

Balance - December 31, 2004	51,576,802	217,502

Issued during the year
For cash
Exercise of options (note 11)	259,269	1,610
Exercise of warrants (note 12)	10,000	185
For mineral property	3,170	45
Assigned value of exercised options	-	583
Assigned value of exercised warrants	-	46

Balance - December 31, 2005	51,849,241	219,971

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

a)

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finder’s fees and other costs relating to this placement for total share issue costs of $1,513,000 (note (20(b)).

11	STOCK OPTIONS

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company. Currently, the vesting periods range up to two years.

The changes in stock options issued are as follows:

		2005		2004		2003

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	1,889,969	10.26	1,845,669	7.37	1,565,441	4.60
Granted	982,500	16.52	570,000	15.36	816,600	10.46
Exercised	(259,269)	6.21	(525,700)	5.64	(536,372)	3.99

Options outstanding at December 31	2,613,200	12.85	1,889,969	10.26	1,845,669	7.37

Options exercisable at December 31	1,881,950	11.68	1,628,719	9.49	1,784,419	7.30

As of December 31, 2005, incentive stock options represent 5.0% (2004 - 3.7%) of issued and outstanding common capital.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47. A further 20,000 in stock options set to expire during the year were extended three years on the same terms as the original grant. The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)
20.50	10,000	10,000	March 12, 2006	0.2
2.50	47,000	47,000	August 16, 2006	0.6
3.01	28,400	28,400	November 6, 2006	0.8
4.25	116,700	116,700	January 1, 2007	1.0
8.00	305,400	305,400	August 2, 2007	1.6
9.10	333,200	333,200	January 31, 2008	2.1
10.35	26,500	26,500	September 3, 2008	2.7
12.85	222,500	222,500	December 22, 2008	3.0
14.47	50,000	50,000	September 16, 2009	3.7
14.47	45,000	45,000	October 4, 2009	3.8
14.47	446,000	206,000	December 31, 2009	4.0
14.00	75,000	37,500	May 12, 2010	4.4
16.73	907,500	453,750	December 20, 2010	5.0

12.85	2,613,200	1,881,950		3.5

During the year ended December 31, 2005, 982,500 (2004 - 570,000) options were granted to employees, directors and consultants at a weighted average strike price of $16.52 (2004 - $15.36) and these options had a fair value assigned of $5.91 (2004 - $7.36) per option based on the Black-Scholes option pricing model. The company amortizes the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statements of loss and deficit was $4,035,000 in the current year (2004 - $2,451,000; 2003 - $169,000) with an additional $159,000 (2004 - $67,000; 2003 - $18,000) value deferred as mineral property costs. Of the amount charged to the statements of loss and deficit in 2005, $567,000 (2004 - $668,000; 2003 - $169,000) was allocated to general and administration and $3,468,000 (2004 - $1,783,000; 2003 - $nil) was allocated to salaries and employee benefits.

The fair value of stock options for all options issued, repriced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2005	2004	2003

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.7	3.2	3.5
Expected life (years)	2.8	2.7	2.5
Expected volatility (%)	51	74	61

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

12	WARRANTS

The changes in warrants outstanding are as follows:

		2005		2004		2003

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding at January 1	1,519,125	18.50	2,779,520	4.99	5,559,109	4.56
Granted	-	-	1,519,125	18.50	-	-
Exercised	(10,000)	18.50	(2,779,520)	4.99	(2,779,589)	3.99

Warrants outstanding at December 31	1,509,125	18.50	1,519,125	18.50	2,779,520	4.99

The expiry date on the warrants outstanding at December 31, 2005 was January 15, 2006 and the weighted average remaining life was 0.04 years (note 20(b)).

At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were issued in early 2004.

All warrants are exercisable on date of grant.

13	RELATED PARTY TRANSACTIONS
a)

During the year ended December 31, 2005, the company recorded expense reimbursements of $277,000 (2004 - $235,600; 2003 - $112,600) from companies related by common directors or officers. At December 31, 2005, accounts receivable include $77,000 (2004 - $71,600) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

b)	The company holds marketable securities in a number of companies that have common directors or officers, with the principal ones being Minco Silver Corporation and Esperanza Silver Corporation.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14	INCOME TAXES
a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:
	2005	2004	2003
Statutory tax rate	34.9%	35.6%	37.6%

	$	$	$

Loss for the year before taxes	(5,870)	(1,518)	(3,938)

Provision for income taxes based on statutory rates	(2,047)	(540)	(1,480)
Differences in foreign tax rates	(104)	(4)	(8)
Tax benefits not recognized	2,151	544	1,488

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets and liabilities as of December 31 are as follows:

	2005 $	2004 $

Long-term future tax assets
Capital and non-capital loss carry-forwards	16,450	15,912
Property, plant and equipment and resource properties	20,210	18,684
Foreign resource pools	6,544	5,630
Share issuance costs	247	381

Total future tax assets	43,451	40,607

Long-term future tax liabilities
Future income tax liability for resource properties	(46,097)	(42,331)

Valuation allowance for future tax assets (i)	(19,193)	(19,833)

Future income tax liability	(21,839)	(21,557)

(i)	Relates to future tax assets that are not more likely than not to be realized.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	At December 31, the company has the following operating losses:
	2005 $	2004 $

Argentina	9,200	6,200
Australia	8,200	8,500
Canada	8,900	15,200
Chile	126	57
Mexico	11,000	6,100
Peru	1,900	380
U.S.A.	8,700	8,000

The operating losses expire between 2006 to 2025, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The company has capital losses in Canada of $6,050,000 (2004 - $6,050,000), which are available indefinitely, but can only be utilized against future taxable capital gains.

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2005, 2004 and 2003, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2005 $	2004 $	2003 $
Non-cash financing activities
Shares issued for mineral properties	45	50,089	612
Shares issued in settlement of interest	-	-	75
Value assigned to options	-	-	169

Non-cash investing activities
Amortization capitalized to mineral properties	(39)	(43)	-
Reclamation capitalized to mineral properties	(33)	(30)	(97)
Shares issued for mineral properties	(45)	(50,089)	(612)
Marketable securities received for mineral properties	-	911	53
Marketable securities received for accounts receivable	-	-	50
Option value assigned to mineral properties	(159)	(67)	(18)
Future tax effects for mineral properties	(282)	(13,958)	(1,251)
Prior year prepaid deposit relating to fixed assets	(289)	-	-

No income taxes or interest was paid in 2005, 2004 or 2003.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

The company has one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 7. Substantially all of the company’s losses for the years ended December 31, 2005, 2004 and 2003 were incurred in Canada. Segment assets by geographic location are as follows:

2005

	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Property, plant and equipment	1,336	1	587	-	113	-	-	2,037
Mineral property costs	102,947	21,607	6,994	5,740	15,452	4,671	14,114	171,525

	104,283	21,608	7,581	5,740	15,565	4,671	14,114	173,562

2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Property, plant and equipment	-	1	559	-	99	-	-	659
Mineral property costs	94,362	21,414	6,938	4,948	8,085	1,526	13,259	150,532

	94,362	21,415	7,497	4,948	8,184	1,526	13,259	151,191

17	COMMITMENTS
a)

The company has committed to payments under operating leases for the rental of its corporate head office space in Vancouver and for the rental of two pieces of underground equipment at the Pirquitas property in Argentina. The future minimum payments are as follows:

$

2006	572,000
2007	232,000
2008	59,000

b)	Mineral property commitments are described in note 7.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	FINANCIAL INSTRUMENTS
a)	Fair value

The estimated fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The fair value of marketable securities is disclosed in note 6 and the fair value of silver bullion is disclosed in note 5.

b)	Foreign exchange risk

Foreign exchange risk arises from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and accounts receivable. The company deposits cash and cash equivalents with high credit quality financial institutions.

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. Under U.S. GAAP, development and exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no defined proven and probable reserves and no producing properties. For U.S. GAAP purposes, the company has written-off mineral exploration and development costs in the year incurred, including amounts relating to future income tax liabilities that were capitalized under Canadian GAAP.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no similar requirement.

iii)

Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Manantial Espejo and San Luis mineral properties (note 7).

v)

For U.S. GAAP purposes, the company accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.

The company adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, the company recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years have not been restated.

For Canadian GAAP purposes, the company adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

b)	Consolidated summarized balance sheets:

			2005			2004

	Canadian GAAP $	Adjustments	U.S. GAAP $	Canadian GAAP $	Adjustments	U.S. GAAP $

Assets
Current assets (a)ii)	43,844	10,102	53,946	63,768	2,793	66,561
Mineral property costs
(a)i) and (a)iii)	171,525	(171,525)	-	150,532	(150,532)	-
Other assets	3,919	-	3,919	3,157	-	3,157

	219,288	(161,423)	57,865	217,457	(147,739)	69,718

Liabilities
Current liabilities	3,500	-	3,500	2,186	-	2,186
Other liabilities	22,598	(21,839)	759	22,245	(21,557)	688

	26,098	(21,839)	4,259	24,431	(21,557)	2,874

Shareholders' Equity
Share capital (a)iii)	219,971	(1,198)	218,773	217,502	(627)	216,875
Stock options (a)v)	9,778	(5,459)	4,319	6,167	(6,030)	137
Warrants	6,965	-	6,965	7,011	-	7,011
Accumulated other
comprehensive income
(a)ii)	-	10,102	10,102	-	2,793	2,793
Deficit (a)i) and (a)iii)	(43,524)	(143,029)	(186,553)	(37,654)	(122,318)	(159,972)

	193,190	(139,584)	53,606	193,026	(126,182)	66,844

	219,288	(161,423)	57,865	217,457	(147,739)	69,718

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	Consolidated summarized statements of loss:
	2005 $	2004 $	2003 $

Loss in accordance with Canadian GAAP	(5,870)	(1,518)	(3,938)
Mineral property costs for the year (a)i)	(21,083)	(62,484)	(10,261)
Mineral property costs written-off during
the year (a)i)	372	-	-
Stock-based compensation (a)v)	-	2,398	-
Other	-	(76)	100

Loss in accordance with U.S. GAAP	(26,581)	(61,680)	(14,099)
Other comprehensive income (a(ii)
Unrealized gain (loss) on available-for-sale
securities (a)ii)	9,583	(2,955)	7,125
Reclassification adjustments for realized
(gain) loss on available-for-sale
securities	(2,274)	(2,525)	101

Total comprehensive loss in accordance
with U.S. GAAP	(19,272)	(67,160)	(6,873)

Basic and diluted loss per share in accordance with
U.S. GAAP	(0.51)	(1.28)	(0.35)

d)	Consolidated summarized statements of cash flows:
	2005 $	2004 $	2003 $

Cash flows from operating activities
Pursuant to Canadian GAAP	(2,951)	(2,506)	(3,529)
Mineral property costs (a)i)	(20,933)	(12,796)	(9,833)

Pursuant to U.S. GAAP	(23,884)	(15,302)	(13,362)

Cash flows from investing activities
Pursuant to Canadian GAAP	(21,517)	(27,625)	(11,015)
Mineral property costs (a)i)	20,933	12,796	9,833

Pursuant to U.S. GAAP	(584)	(14,829)	(1,182)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

e)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

(i) Accounts receivable
	2005 $	2004 $

Value added tax	786	254
Other receivables	452	408
	1,238	662

(ii)	Pro-forma stock-based compensation disclosures

The company adopted the fair value method of valuing stock options granted to employees on January 1, 2005. Had the company recognized employee stock-based compensation expense under the fair value method based on the fair value of awards at the grant date consistent with the provisions of Statement of Financial Accounting Standards No. 123, the company’s loss and loss per share under U.S. GAAP would have been as follows:

	2005 $	2004 $	2003 $

Loss in accordance with U.S. GAAP	(26,581)	(61,680)	(14,099)

Add: Employee stock-based compensation expense included in reported loss	3,838	-	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(3,838)	(2,330)	(2,767)
Pro-forma loss under U.S. GAAP	(26,581)	(64,010)	(16,866)

Pro forma basic and diluted loss per share in accordance with U.S. GAAP	(0.51)	(1.32)	(0.42)

The fair value of each option granted to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

	2005	2004	2003

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.8	3.2	3.5
Expected life (years)	2.9	2.7	2.7
Expected volatility (%)	50.4	74.0	61.4

The weighted average fair value of options granted to employees for the year ended December 31, 2005 was $5.89 (2004 - $7.41; 2003 - $3.97).

(iii)	Conditional asset retirement obligations

Under U.S. GAAP, the company is to reasonably estimate the fair value of all asset retirement obligations. If a company cannot make a reasonable estimate of the fair value of an asset retirement obligation when it initially incurs the liability, it should disclose the fact and the related reason why it is unable to estimate the fair value.

The company has obligations to reclaim the workings of the Silver Standard Mine in northern British Columbia. Our environmental consultants have studied the property and are preparing a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property. In 2006, our consultants are expected to finalize the conceptual reclamation plan, and we will then submit it to the appropriate government agencies for comment. On finalization of the conceptual reclamation plan, we believe we will have sufficient information available to estimate and record the fair value of the liability associated with the reclamation of the property. This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review. Until the conceptual reclamation plan is accepted by the regulatory agencies, monitoring is not required.

In 2005, we spent $90,000 completing required reclamation work on the property, which involved the closure of mine workings. We have included $348,000 in our asset retirement obligation liabilities at December 31, 2005 for reclamation work we believe will be included in any reclamation alternative accepted by the regulatory agencies and which we expect to complete over the next two years on the property.

(iv)	Development stage enterprise

The company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date the company made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Consolidated loss and deficit:

Period from October 1, 1993 (inception) to December 31, 2005 $

Mineral property exploration and reclamation	175,391
General and administration, salaries, professional fees	24,481
Other income	(12,343)

Net loss for the period from October 1, 1993 to December 31, 2005, being the deficit accumulated during the development stage	187,529
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2005	186,553

Consolidated cash flows:

Period from October 1, 1993 (inception) to December 31, 2005 $
Operating activities	(110,631)
Investing activities	(20,895)
Financing activities	153,425

Increase in cash and cash and cash equivalents	21,899
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – December 31, 2005	23,030

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

(v) Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares ________________________________________
	Issue Price $	Number of shares $	Amount $	Values asigned to options $	Values asigned to warrants $	Comprehensive income (loss) $	Retained earnings (deficit) $	Total shareholders' equity $

Balance - October 1, 1993		3,409,791	2,272	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	2,108
For mineral properties	0.72	25,000	18	-	-	-	-	18
Assigned value to options issued		-	312	-	-	-	-	312
Gain (loss) for year		-	-	-	-	2,102	155	2,257

Balance - September 30, 1994		6,244,791	4,710	-	-	2,102	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	18
Gain (loss) for year		-	-	-	-	(1,046)	(2,459)	(3,505)

Balance - September 30, 1995		8,904,791	7,686	-	-	1,056	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	8,000
Non-cash
- Mineral properties	5.21	85,000	443	-	-	-	-	443
- Finder's fees		-	(554)	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	17
Gain (loss) for year		-	-	-	-	(58)	(8,874)	(8,932)

Balance December 31, 1996		13,539,791	26,482	-	-	998	(10,202)	17,278
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	1,541
- Finder's fees	5.00	20,000	100	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	(537)	(18,557)	(19,094)

Balance December 31, 1997		15,320,797	35,362	-	-	461	(28,759)	7,064
Issued for cash
- Exercise of options	5.70	10,000	57	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	(454)	(6,386)	(6,840)

Balance December 31, 1998		16,045,797	39,080	-	-	7	(35,145)	3,942

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares ________________________________________
	Issue Price $	Number of shares $	Amount $	Values asigned to options $	Values asigned to warrants $	Comprehensive income (loss) $	Retained earnings (deficit) $	Total shareholders' equity $

- Exercise of options	1.75	100,700	176	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	(1,033)	-	-	-	-	(1,033)
- On business combination	1.75	2,285,451	5,142	-	-	-	-	5,142
- Share issue costs	-	(116)	-	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	8	(8,672)	(8,664)

Balance - December 31, 1999		20,438,047	46,289	-	-	15	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	61
- Finder’s fees	1.50	86,666	130	-	-	-	-	130
- Fractional shares repurchased	(48)	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	(13)	(5,777)	(5,790)

Balance - December 31, 2000		24,266,458	52,247	-	-	2	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	2,882
- Finder's fees	2.35	59,270	139	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	326	-	-	326
- Share issue costs		-	(165)	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	(15,317)	(15,317)

Balance - December 31, 2001		30,913,953	66,277	-	326	2	(64,911)	1,694
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	1,258
- Finder’s fees	4.01	80,640	323	-	-	-	-	323
- On conversion of conv. debenture	4.80	360,636	2,092	-	-	-	-	2,092
- For mineral properties payable	5.49	596,917	3,280	-	-	-	-	3,280
- Assigned values to options issued		-	-	161	-	-	-	161
- Assigned value of exercised
options/warrants		-	339	(13)	(326)	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	1,045	(19,282)	(18,237)

Balance - December 31, 2002		39,190,887	99,679	148	-	1,047	(84,193)	16,681

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares ________________________________________
	Issue Price $	Number of shares $	Amount $	Values asigned to options $	Values asigned to warrants $	Comprehensive income (loss) $	Retained earnings (deficit) $	Total shareholders' equity $

Issued for cash
- Exercise of options	3.99	536,372	2,140	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	11,089
- Subscriptions received on warrants		-	455	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	75
- Assigned values to options issued		-	-	187	-	-	-	187
- Assigned value of exercised options		-	165	(165)	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	7,226	(14,099)	(6,873)

Balance - December 31, 2003		42,604,832	114,161	170	-	8,273	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	6,819	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	192	-	-	585
- Assigned values to options issued		-	-	53	-	-	-	53
- Assigned value of exercised options		-	154	(86)	-	-	-	68
- shares issued on warrant
subscriptions	4.90	92,900	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp		-	-	-	-	(5,480)	(5,480)

Balance - December 31, 2004		51,576,802	216,875	137	7,011	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	45
- Assigned values to options issued		-	-	4,194	-	-	-	4,194
- Assigned value of exercised options	-	12	(12)	-	-	-	-
- Assigned value of exercised
warrants		-	46	-	(46)	-	-	-
Gain (loss) for year		-	-	-	-	7,309	(26,581)	(19,272)

Balance - December 31, 2005		51,849,241	218,773	4,319	6,965	10,102	(186,553)	53,606

f)	Impact of recently issued accounting standards

Effective January 1, 2006, under U.S. GAAP, the company will be required to adopt SFAS No. 123R, “Share-Based Payment”. SFAS 123R, which is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation”, is similar to the Canadian standard adopted in 2004 in that it eliminates the option to use the intrinsic value method for valuing stock-based compensation to employees, although it requires that forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the company accounts for forfeitures only as they occur.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

The company expects to use the modified prospective method of adoption of SFAS 123R as permitted. This method would permit the company to calculate stock-based compensation similar to Canadian GAAP for options granted on or after January 1, 1995 without considering the effect of options granted prior to January 1, 1995. As a result, the adjustments to deficit, share capital and value assigned to options made under Canadian GAAP in 2004 would not be made under U.S. GAAP and the company is required to determine the effect on stock-based compensation of forfeitures associated with unvested options outstanding as of January 1, 2006. The company is still assessing the impact of this standard on its consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29”. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. The company does not expect the adoption of this statement to have a material impact on the company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application of voluntary changes in accounting principles, unless it is impracticable. Under existing U.S. GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. SFAS 154 also carries forward without change the guidance from APB 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimates. This statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The company does not expect the adoption of this statement to have a material impact on the company’s consolidated financial statements.

20	Subsequent Events
(a)

On January 16, 2006, the company reported the closing of a purchase agreement to acquire a 100% interest in the Berenguela project located in southern Peru. Originally, the company had an option to purchase only the silver resources contained in the project. Under the purchase agreement, the company acquired all of the shares of Sociedad Minera Berenguela S.A., a Peruvian company that holds the rights to the Berenguela project, in consideration for an aggregate payment of US$2,000,000 in cash and US$8,000,000 in common shares of the company, and the grant of a 2% net smelter returns royalty on copper capped at US$3,000,000. The common share consideration amounted to 530,504 shares of the company.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

(b)

As part of a January 2004 financing, 1,519,125 warrants were issued and 1,509,125 remained unexercised at December 31, 2005. Each warrant was exercisable upon payment of $18.50 into one common share until January 15, 2006. In January 2006, 1,386,625 warrants were exercised for cash proceeds of $25,653,000, resulting in 1,386,625 common shares of the company being issued. The remaining 122,500 warrants expired.

(c)

In early 2006, the company lodged U.S. dollars as collateral for the bank letter of credit issued in connection with reclamation obligations on the Candelaria silver mine in Nevada. The silver bullion that was previously lodged as collateral has been released and is now free from any collaterization.

(d)

On March 22, 2006, the company announced the sale of its 50% interest in the Manantial Espejo property to its joint venture partner, Pan American, for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. Under the terms of the agreement, if Pan American sells all or a portion of the Manantial Espejo property at anytime over the next three years, Silver Standard will receive 50% of the sale proceeds, after deducting Pan American’s acquisition and other project costs. The agreement is subject to regulatory approval and is expected to close on April 10, 2006.

- END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ Robert A. Quartermain Robert A. Quartermain, President & Director
Date: March 29, 2006

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

Date:                 March 29, 2006

/s/ Robert A. Quartermain ____________________________ Robert A. Quartermain President

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

Date:     March 29, 2006

/s/ Ross A. Mitchell ____________________________ Ross A. Mitchell Vice President, Finance

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 29, 2006

/s/ Robert A. Quartermain
____________________________
Robert A. Quartermain
President

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 29, 2006

/s/ Ross A. Mitchell
____________________________
Ross A. Mitchell
Vice President, Finance