Form 20-F
SILVER STANDARD RESOURCES INC
filed 2007-03-16
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period fromto _______________________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report
Commission file number               0-26424
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

Common Stock without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                                          61,646,120
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
Large accelerated filer ☑	Accelerated filer 	Non-accelerated filer 
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
     Yes        No

- ii -

- iii -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- iv -

•	risks and uncertainties associated with new mining operations;

•	uncertainty of production at our mineral exploration properties;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	our history of losses and expectation of future losses;

•	differences in U.S. and Canadian practices for reporting mineral reserves and resources;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property;

•	commodity price fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to delay or failure to obtain required permits, or non-compliance;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased competition in the mining industry for properties and qualified personnel;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	our ability to attract and retain qualified personnel and management;

•	enforcement of U.S. judgments and laws in Canada; and

•	our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report under the heading ‘‘Risk Factors’’ and elsewhere in this Annual Report. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

In this Annual Report, “we”, “us”, “our”, “Silver Standard” and “the Company” refer to Silver Standard Resources Inc., a company incorporated under the Business Corporations Act (British Columbia), and its subsidiaries.

- v / vi-

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

hectare - a square of 100 meters on each side.

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

net smelter return - means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties.

net smelter return royalty - a royalty paid from cash flow that is free of any operating or capital costs and environmental liabilities.

outcrop - means an exposure of rock at the earth’s surface.

porphyry - a rock with conspicuous large grains in a fine grained ground mass.

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

- ix -

Qualified Person - means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

reclamation bond - a financial instrument or cash usually required when mechanized work is contemplated on a mineral claim. The bond may be used to reclaim any workings or put right any damage, if the reclamation of the mineral claim does not satisfy the requirements of the regulations.

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

stockwork - a mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

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

- x -

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This Annual Report uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003	Year ended Dec 31, 2002
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Earnings (Loss) for period(1)	$16,382	($5,870)	($1,518)	($3,938)	($2,198)
3. Earnings (Loss) per common share(1)	$0.28	($0.11)	($0.03)	($0.10)	($0.06)
4. Total assets	$471,013	$219,288	$217,457	$92,812	$81,096
5. Long term obligations and redeemable pre-ferred stock(2)	Nil	Nil	Nil	$75	$249
6. Share capital	$442,265	$219,971	$217,502	$113,537	$99,510
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	61,646,120	51,849,241	51,576,802	42,604,832	39,190,887
(1) All of our operations are continuing. (2) No preferred stock has been issued.

The selected financial data is presented in Table 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003	Year ended Dec 31, 2002
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for period(1)	$11,045	$26,581	$61,680	$14,099	$19,282
3. Loss per common share(1)	$0.19	$0.51	$1.28	$0.35	$0.54
4. Total assets	$296,955	$57,865	$69,718	$26,993	$19,463
5. Long term obligations and redeemable pre-ferred stock(2)	Nil	Nil	Nil	$75	$249
6. Share capital	$441,067	$218,773	$216,875	$113,706	$99,679
7. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8. Number of shares	61,646,120	51,849,241	51,576,802	42,604,832	39,190,887
(1) All of our operations are continuing. (2) No preferred stock has been issued.

Reference is made to note 20 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002, the average rates for each period, and the range of high and low rates for each period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2006	1.13	1.17	1.10	1.17
Fiscal Year Ended December 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended December 31, 2004	1.30	1.40	1.18	1.20
Fiscal Year Ended December 31, 2003	1.40	1.58	1.29	1.29
Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.13	1.14	1.15	1.16	1.18	1.19
Low	1.11	1.12	1.13	1.14	1.16	1.16

On March 6, 2007, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.18.

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

Pirquitas Project is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas Project is our only mineral property currently under development. The development of our Pirquitas Project and the future development of any other properties found to be economically feasible and approved by the board will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power materials and supplies.

The costs, timing and complexities of mine construction and development for our Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenue from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties, other than the Pirquitas Project. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources (cash and cash equivalents of $229.616 million, silver bullion of $15.787 million and marketable securities of $5.817 million as of December 31, 2006), do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. We intend to fund our immediate plan of operations and the development of our Pirquitas Project from our working capital. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing.

The sources of external financing that we may use for these purposes include public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.

We have a history of losses and expect to incur losses for the foreseeable future.

We recorded a profit of $16.382 million for the year ended December 31, 2006, but have incurred losses during each of the following periods:

•	$5.870 million for the year ended December 31, 2005; and

•	$1.518 million for the year ended December 31, 2004;

We expect to continue to incur losses unless and until such time as the Pirquitas Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot assure you that we will ever achieve profitability.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report ‘‘resources’’ as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin and zinc may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently dangerous and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides; and

•	the inability to obtain suitable or adequate machinery, equipment or labor.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas Project is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.

We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

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

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbance;

•	labor unrest;

•	expropriation or nationalization;

•	changing fiscal regimes and uncertain regulatory environments;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	underdeveloped industrial and economic infrastructure; and

•	the unenforceability of contractual rights and judgments.

There can be no assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our future revenue, if any, will be in U.S. dollars while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of our Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we face competition for qualified personnel and equipment for our Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas Project to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, Vista Gold Corporation, and Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). In addition, our Senior Vice President, Joseph J. Ovsenek, is a director of Esperanza Silver Corporation (with which we have an agreement for the exploration of silver projects in Peru). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives, including Mr. Quartermain, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such U.S. securities laws. See ‘‘Enforceability of Civil Liabilities’’.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the Code, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. See Item 10.E - “Taxation - Certain U.S. Federal Income Tax Considerations”. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

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

In January 2006, we completed the acquisition of all of the shares of Sociedad Minera Berenguela S.A., the holder of the rights to the Berenguela Project located in Peru. See Item 4.B - “Business Overview - Secondary Properties - Berenguela Project”.

In March 2006, we entered into an agreement with Pan American Silver Corp. (“Pan American”) to sell our 50% interest in the Manantial Espejo Project in Argentina to Pan American, and in April 2006, we completed the sale. See Item 4.B - “Business Overview - Other Properties - Manantial Espejo Project”.

In April 2006, we announced the completion of a feasibility study update and proven and probable reserves for the Pirquitas Project in Argentina. See Item 4.D - “Property, Plant and Equipment”.

In August 2006, we granted an option to Geologix Explorations Inc. (“Geologix”) to acquire a 100% interest in the San Agustin Project. See Item 4.B - “Business Overview - Secondary Properties - San Agustin Property”.”.

The information contained in this Annual Report is current as at December 31, 2006, other than where a different date is specified.

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

We are engaged in the exploration of silver properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States and the acquisition of silver properties, if warranted, throughout the world. We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined. See Item 3.D - “Risk Factors”.

We have five principal mineral property interests: (1) the Pirquitas Project in the Province of Jujuy, Argentina, (2) a 55% interest (which may be increased to 80% by funding certain expenditures) in the San Luis Project in the Ancash Department, Peru, (3) the Pitarrilla Project in Durango State, Mexico, (4) the Diablillos Project in Salta Province, Argentina and (5) the Snowfield Project in British Columbia, Canada. We have 12 secondary mineral property interests: the Berenguela Project in Peru, the Bowdens Project in Australia, the Candelaria mine in west central Nevada, U.S.A., the Shafter Silver Project in Texas, U.S.A., the Veta Colorada Project in Mexico, a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., the Challacollo Project in Chile, the San Marcial Project in Mexico, the Sulphurets Project in British Columbia, Canada, the Silvertip Property in northern British Columbia, Canada, the Sunrise Lake Deposit in the Northwest Territories, Canada and the San Agustin Property in Durango State, Mexico (which interest we have optioned to Geologix Explorations Inc. See Item 4.B - “Business Overview - Secondary Properties”. In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In addition, we have formed a strategic alliance with Minco Mining Corporation (“Minco”) to jointly pursue silver opportunities in China and a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered principal or secondary properties. During 2006, we sold our 50% interest in the Manantial Espejo Project in Argentina to Pan American.

Principal Properties

Pirquitas Project

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., a Delaware corporation, the holder of the rights to the Pirquitas Project located in the Province of Jujuy, Argentina. The total purchase price for the 43.4% interest was:

•	the payment at closing of US$3,000,000 in cash; and

•	the issuance of a US$1,340,000 convertible debenture, with a term of one year, an exercise price of Cdn$5.80 per share and an interest rate of 10% per annum.

The debenture was fully converted by the holder by December 31, 2002 into 360,636 common shares in our capital. At the time of the acquisition of 43.4% interest in Sunshine Argentina, Inc., we became the operator of the Pirquitas Project.

Under an agreement dated October 20, 2004, we acquired from Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P. a 56.6% interest in Sunshine Argentina, Inc., for a 100% total interest, on the issuance of 2.663 million common shares in our capital.

We currently own 100% of the issued and outstanding shares in the capital of Sunshine Argentina, Inc. (now known as Mina Pirquitas, Inc.) for a 100% interest in the Pirquitas Project.

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

•
once we incur with Esperanza US$1.5 million in exploration expenditures, we may elect to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study for the project; and

•
if we elect to increase our interest to 70% by completing a feasibility study, on completion of the feasibility study we may elect to increase our interest in the joint venture to 80% by paying all costs required to be incurred to place the property into commercial production.

In August 2005, Esperanza advised us of the acquisition of certain mineral concessions, known as the San Luis Project, as the result of an evaluation program carried out under the evaluation agreement. On September 6, 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project (the “San Luis Joint Venture”) on the terms set out above and elected to increase our interest in the joint venture to 55% by funding the first US$500,000 in exploration expenditures. During 2006, we earned a 55% interest in the joint venture and commenced incurring US$1.5 million in exploration expenditures with Esperanza in proportion to our respective interests in the joint venture. As at December 31, 2006, the joint venture had incurred US$1.355 million in exploration expenditures on the San Luis Project, with a further US$145,000 to be incurred prior to our being required to elect whether to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study.

We currently hold a 55% interest in the San Luis Joint Venture.

Pitarrilla Project

We acquired by staking the original mineral claim covering the Pitarrilla Project in November 2002, acquired two contiguous claims by staking in 2003 and 2004 and acquired a fourth contiguous claim by staking in 2005. In addition, in 2004/2005 we acquired two adjoining claims, the Pena and Pena 1 claims, on payment of US$300,000 and a third adjoining claim, the America claim, on payment of US$250,000. In 2006, we applied for an additional contiguous claim by staking. We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the Pitarrilla Project:

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

Diablillos Project

As of November 1, 2001, we entered into a purchase agreement with Silver Standard (BVI) Inc. (our wholly-owned subsidiary) and Pacific Rim Mining Corp. (“Pacific Rim”) and Pac Rim Cayman and Pac Rim Caribe (III) (wholly owned subsidiaries of Pacific Rim). Under the agreement, we agreed to acquire all of Pacific Rim’s interest in the Diablillos Project located in Salta Province, Argentina through the acquisition of all of the shares of two indirect wholly owned subsidiaries of Pacific Rim: Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the agreement, we agreed to pay Pacific Rim US$3,400,000 in staged payments of:

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

On December 14, 2001, we completed the acquisition of the Diablillos Project and made the US$1,000,000 cash payment due on closing. On December 31, 2001, we paid the US$500,000 payment then due, and on January 18, 2002 issued 383,025 common shares in our capital in satisfaction of the payments due on June 30, 2002 and December 31, 2002. On June 28, 2002, we issued 142,970 common shares in our capital in satisfaction of the payments due on June 30, 2003 and December 31, 2003. The total purchase price was Cdn$5,433,000, with Cdn$5,430,000 allocated for the property and Cdn$3,000 allocated for a provision for reclamation.

We currently own a 100% interest in the Diablillos Project.

Snowfield Project (Newhawk Arrangement)

On September 30, 1999 pursuant to a plan of arrangement (the “Newhawk Arrangement”), holders of common shares of Newhawk Gold Mines Ltd. (“Newhawk”) exchanged every six Newhawk shares for one of our common shares. There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement, which were exchanged for 2,285,451 of our common shares. On completion of the Newhawk Arrangement, Newhawk became our wholly-owned subsidiary.

At the time of the acquisition of Newhawk, its principal assets were a 60% interest in the Sulphurets Project (described below and at the time 40% owned by Black Hawk Mining Inc. (“Black Hawk”), which interest we subsequently acquired) and a 100% interest in the Snowfield Project, each of which is located in northwest British Columbia, Canada.

In November 2001, we granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, the Snowfield Project and Blue Ice property exercisable on payment of Cdn$3,800,000. The option could have been exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002. In the event the option was exercised, we anticipated recording a gain of approximately $151,000 on the disposition. We did not contemplate the granting of the option to Mr. Morriss at the time of the acquisition of Newhawk. The option granted to Mr. Morriss expired without exercise.

We currently own a 100% interest in the Snowfield Project.

Secondary Properties

Berenguela Project

On March 31, 2004, we and our wholly-owned subsidiary Silver Standard Peru S.A., entered into an option agreement with Sociedad Minera Berenguela S.A. (“SOMINBESA”), a Peruvian corporation and the holder of the rights to the Berenguela Project located in Peru, and Fossores Ltd. (“Fossores”) under which we acquired an option to acquire all of the in-ground silver resources contained in the Berenguela Project in Peru. In order to maintain the option in good standing, we were required to:

•	issue 17,500 of our common shares to SOMINBESA following acceptance for filing of the option agreement by the TSX Venture Exchange (issued);

•	substantially complete an exploration program on the Berenguela Project having an in-ground expenditure of a minimum of US$500,000 (completed);

•	cause a silver resource estimate (the “Berenguela Resource Estimate”) for the Berenguela Project to be prepared using all existing data, including data generated in the exploration program (prepared);

In order to exercise the option, we were required to issue to SOMINBESA the number of common shares in our capital that had a value (at the time of exercise) equal to:

•	if the price of silver was less than or equal to US$5.50 per ounce, US$0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

•
if the price of silver was greater than US$5.50 per ounce but less than or equal to US$6.50 per ounce, US$0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

•	if the price of silver was greater than US$6.50 per ounce, US$0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

on or before the earlier to occur of:

•	July 31, 2005; and

•	the expiry of a period of 60 days following the filing of the Berenguela Resource Estimate with the Canadian Securities Administrators;

provided that we had not less than a period of 60 days following the completion of the Berenguela Resource Estimate to exercise the option, if the Berenguela Resource Estimate was completed prior to July 31, 2005.

Under the terms of the option agreement, we had the right on exercise of the option, among other things, to:

•	to acquire and mine all silver resources in excess of those contained in the Berenguela Resource Estimate on payment of US$0.10 per ounce; and

•
independently exploit the silver resources on the property if SOMINBESA had not completed a feasibility study and commenced the development of the property at the time the average London fix of the price of silver had exceeded US$7.00 per ounce, averaged over a consecutive 130 day period.

On March 31, 2004, we also entered into a funding agreement with Fossores, under which Fossores agreed to provide us with:

•	all the data in Fossores’ files concerning the Berenguela Project;

•	a computerized index of the data;

•	the metallurgical processes that can be used to recover the silver resources from the Berenguela Project; and

•	a pre-feasibility study that presents an economically viable plan for the development of the Berenguela Project, including silver recovery.

Under the funding agreement, we agreed to pay Fossores:

•	US$20,000 on execution of the Berenguela option agreement (paid);

•	US$180,000 following acceptance for filing of the Berenguela option agreement by the TSX Venture Exchange (paid); and

•	on exercise of the Berenguela option agreement:

o	if the price of silver was less than or equal to US$5.50 per ounce, US$0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o
if the price of silver was greater than US$5.50 per ounce but less than or equal to US$6.50 per ounce, US$0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver was greater than US$6.50 per ounce, US$0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate.

Under letters dated September 2, 2005, October 31, 2005 and November 30, 2005, the period for exercising the option under the option agreement was extended to January 15, 2006.

On December 30, 2005, we entered into an agreement for the acquisition of all of the shares of SOMINBESA. Under the purchase agreement, we agreed to pay to the vendors, Daniel Kappes, Michael Cassiday and Victor Raul Eyzaguirre, an aggregate payment of US$2.0 million in cash, to issue to the vendors common shares in our capital having a value of US$8.0 million and to grant to the vendors a 2% net smelter returns royalty on copper produced from the project capped at US$3.0 million. On January 12, 2006, we completed the acquisition of the shares of SOMINBESA, and the Berenguela Project, and issued 530,504 shares in our capital to satisfy the obligation to issue shares in our capital having a value of US$8.0 million.

We currently have a 100% interest in the Berenguela Project, subject to:

•	a royalty of 2% of net smelter returns on copper produced from the project capped at US$3.0 million.

Bowdens Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited, as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (now known as Silver Standard Australia Pty Limited) at a cost of US$6,712,845. The acquisition of the shares of GSM Exploration was completed on August 22, 1997. At the time, the only asset of GSM Exploration was the Bowdens Project located in New South Wales, Australia, which it acquired from CRA Exploration Pty Limited (“CRA Exploration”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994. Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

•	receive a payment of A$1,429,397 on GSM Exploration making a decision to mine in respect of the Bowdens Project;

•
reacquire up to a 51% interest in the Bowdens Project in the event gold and silver resources were delineated on the Bowdens Project in excess of A$800,000,000 or base metal resources were delineated on the Bowdens Project in excess of A$3,000,000,000 within the six month period following the decision to mine; and

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

Accordingly, with the completion of the acquisition of the shares of GSM Exploration and the signing of the agreement with CRA Exploration, we own 100% of the shares of GSM Exploration for a 100% interest in the Bowdens Project, subject to the rights of CRA Exploration to receive:

•	the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Project; and

•	a royalty of 2% of net smelter returns reducing to 1% of net smelter returns after the payment of US$5,000,000 in royalties.

Candelaria Mine

On November 1, 1999, we entered into an option agreement with Kinross Candelaria Mining Company, a Delaware corporation and an indirect wholly-owned subsidiary of Kinross Gold Corporation, a Toronto Stock Exchange listed company (together “Kinross”), under which we acquired an option to acquire a 100% interest in the Candelaria mine, located in Mineral and Esmeralda counties of the State of Nevada.

Under the option agreement, in consideration of the issuance to Kinross of 50,000 of our common shares, we were granted the right to carry out a six month due diligence review of the Candelaria mine. In order to exercise the option, we were required to:

•	make staged cash payments to Kinross totalling Cdn$300,000 over a period of 12 months;

•
issue 600,000 units to Kinross (each unit to consist of one common share and one common share purchase warrant, with each warrant entitling Kinross to acquire one additional common share for a period of one year at a price of Cdn$3.50); and

•	pay US$1,000,000 to Kinross on commencement of commercial production.

In addition to the payments and share issuances, on exercise of the option:

•	Kinross could have elected to require us to purchase the processing facility located on the mine site for Cdn$300,000; and

•	we were to assume all liabilities relating to the mine.

On March 28, 2000, we entered into an amending agreement with Kinross, under which Kinross agreed to extend the term of the option by three months (to a nine-month term) on our payment to Kinross of Cdn$50,000 and issuance to Kinross of 27,500 of our common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended, without payment of any further consideration, to March 31, 2001. On March 30, 2001, we delivered notice of exercise of the option to Kinross, which provided for the closing of the purchase on amended terms. On October 1, 2001, we acquired from Kinross Gold U.S.A., Inc. (“Kinross Gold”) all of the shares of Kinross Candelaria Mining Company, the owner of the Candelaria mine and related assets, on:

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

We acquired the Candelaria mine for the large silver resource that remained on the property at the time of closure of the mine by Kinross Gold. Our due diligence review of the property included re-drilling nine holes in the Deep Diablo area, limited metallurgical studies, engineering scoping studies and a complete environmental audit. Our drilling confirmed the original resource estimate. Metallurgical and engineering studies demonstrated that conventional milling of the ore was feasible at higher silver prices. The environmental review did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date satisfied all state and federal guidelines.

At the date of this Annual Report, we own all of the shares of Candelaria Mining Company, which owns a 100% interest in the Candelaria mine.

Shafter Silver Project

On September 19, 2000, we entered into an agreement with SSR Acquisition, Inc. (our wholly-owned subsidiary), Coastal Capital Partners L.P., John H. Bailey, Peter Galli, Carolyn E. Galli, Mark Fidler, Kathleen Fidler and David Fraser. Under the agreement, we acquired 91.8% of the issued shares of Silver Assets, Inc. in consideration of the payment of US$0.00654 per share for a total purchase price of US$599,305. On November 9, 2000, a short-form merger between SSR Acquisition, Inc. and Silver Assets, Inc. was effected (under the laws of the State of California), under which we acquired the remaining issued shares of Silver Assets, Inc. for US$0.00654 per share. The purchase price for 100% of the issued shares of Silver Assets, Inc. was US$693,601 (Cdn$1,024,293).

At the time of our acquisition of Silver Assets, Inc., its sole asset was a 90.56% interest in Rio Grande Mining Company (“Rio Grande”), the holder of the Shafter Silver Project located near Shafter, Texas. On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected our acquisition of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding was US$55,053, which was paid out over time as shares were surrendered. In late 2005, US$49,000 in unclaimed minority stockholding interests were remitted to states of last known residence in settlement of our obligations for the minority stock holdings of Rio Grande.

Prior to our acquisition of Silver Assets, Inc. and Rio Grande, Rio Grande purchased all of the “major” outstanding royalties on metal production from the Shafter Silver Project. One of these royalties was a 6.25% net smelter return royalty payable to Cyprus Amax out of future mining revenues, which Rio Grande purchased from Cyprus Amax for US$50,000 cash and a US$475,000 note. Following our acquisition of Silver Assets, Inc.:

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

Veta Colorada Project

On July 27, 2005, we entered into agreements with Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. to acquire a 100% interest in the Veta Colorada Project located in the Parral District of Chihuahua State, Mexico. Under the purchase agreements, we agreed to pay US$50,000 (paid) on signing the agreements and a further US$3.45 million on satisfactory completion of due diligence within 120 days of signing the agreements. We also agreed to grant a royalty of 1% of net smelter returns to the vendors. In December 2005, the vendors agreed to extend the due diligence period to March 31, 2006 in consideration of an advance payment of US$120,000 (paid) with the remaining US$3.33 million due by March 31, 2006.

In March 2006, we advised Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. that we had completed our due diligence of the Veta Colorada Project and were ready to complete the acquisition of the project. In June 2006, we completed the acquisition of the Veta Colorada Project by paying US$3.3 million.

We currently own a 100% interest in the Veta Colorada Project, subject to:

•	a 1% net smelter returns royalty payable to the vendors.

Maverick Springs Project

As required by a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and us, on June 9, 2003, our wholly-owned subsidiary, Maverick Silver Inc., entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below. This option was exercisable on:

•	payment of US$300,000 on execution of the exploration and development agreement (paid); and

•	incurring US$1,200,000 over four years to fund required exploration expenditures, and payments and option payments, all of which was incurred before December 31, 2005.

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation and Newmont Capital Limited (together, “Newmont”), Vista and VNC, Newmont granted Vista and VNC an option to acquire a 100% interest in the Maverick Springs Project. In order to maintain the option in good standing, Vista and VNC assumed responsibility for the following payments and expenditures that Newmont was required to make under its mining lease with the owner of the property:

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

In order for Vista and VNC to exercise their option from Newmont, they were required to:

•	pay Newmont US$250,000 in cash (paid);

•	reimburse Newmont for 2003 federal maintenance fees of US$37,300 (paid);

•	issue to Newmont 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at US$4.43 per share);

•
issue to Newmont, on the first anniversary of the option agreement, the number of shares of Vista determined by dividing US$500,000 by the weighted average closing price of the shares of Vista on the American Stock Exchange averaged over the 10-day trading period ending on the day before the first anniversary of the agreement (the “Weighted Average Price”) and an equal number of share purchase warrants (with each warrant exercisable for a period of two years from the closing at a price equal to 125% of the Weighted Average Price) (on October 7, 2003, Vista issued 122,923 common shares and warrants to Newmont); and

•	grant to Newmont a 1.5% net smelter returns royalty on production from the Maverick Springs Project.

In addition, following the fourth anniversary of the option agreement with Newmont, Newmont had the right, on payment of 200% of Vista’s expenditures on the Maverick Springs Project, to acquire a 51% interest in the project. If Newmont had elected to acquire a 51% interest in the Maverick Springs Project, expenditures by Vista, following the acquisition of 51% of the project by Newmont, would have been capped at US$2,000,000 until a feasibility study was completed for the project.

In October 2005, we incurred the last of the US$1.2 million in required expenditures and vested our interest in the Maverick Springs Project.

In January 2007, Newmont elected not to acquire a 51% interest in the Maverick Springs Project.

We currently have a 55% interest in the Maverick Springs Project, representing all of the silver resources hosted in the project, subject to:

•	the net smelter returns royalties payable to the property owner and Newmont as described above.

Challacollo Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Project located in northern Chile. Under the terms of the option agreement, we were required to make the following cash option payments totaling US$1,500,000 over two years:

•	US$20,000 due on signing the option agreement; (paid)

•	US$130,000 due on March 1, 2002; (paid)

•	US$250,000 due on August 1, 2002; (paid)

•	US$500,000 due on March 1, 2003 (paid); and

•	US$600,000 due on August 1, 2003 (paid).

On August 1, 2003, we exercised the option and acquired a 100% interest in the Challacollo Project.

A five percent finder’s fee was included in the cash option payments. The project is subject to an existing 2% production royalty capped at US$850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid. The Minera Septentrion royalty may be purchased for US$1,500,000 at any time.

In 2005, we agreed to acquire certain mineral claims adjacent to the Challacollo Project, which acquisition has not yet been completed.

At the date of this Annual Report, we have a 100% interest in the Challacollo Project, subject to:

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

San Marcial Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial Project located in Sinaloa State, Mexico. Under the terms of the option:

•	we could have earned a 50% interest by:

o	making cash payments totaling US$29,000 by February 4, 2002 (paid); and

o	incurring exploration expenditures of at least US$175,000 by April 30, 2002 (incurred).

•	We could have then earned up to a 100% interest in Gold-Ore’s option by, at our election, either:

o	issuing to Gold-Ore 200,000 of our common shares with a value of at least US$350,000; or

o	paying to Gold-Ore US$350,000 in a combination of cash and our common shares with at least US$150,000 in cash.

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

•	we outlined in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 gram/tonne silver cut-off grade, we were to pay to Gold-Ore, in cash or our common shares, at our election, US$0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

•
the afternoon fix of the price of silver on the London Mercantile Exchange was greater than or equal to US$6.50 per ounce for a minimum of 60 consecutive days, we were to pay to Gold-Ore, in cash or our common shares, at our election, US$0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 gram/tonne silver cut-off grade.

To exercise Gold-Ore’s option and earn a 100% interest in the San Marcial Project pursuant to the underlying option agreement, we were required to:

•	make cash payments to the project vendor, Met-Sin Industriales, S.A. de C.V., totaling US$462,500 as follows:

o	US$25,000 by August 4, 2002;

o	US$25,000 by February 4, 2003;

o	US$25,000 by August 4, 2003; and

o	US$387,500 by February 4, 2004;

•	incur US$400,000 in further exploration expenditures on the project by February 4, 2004 (US$200,000 of which was required to be incurred by February 4, 2003);

•	pay US$100,000 on commencement of commercial production to International American Resources Inc.; and

•	grant a 3% net smelter returns royalty to the project vendor, provided that each 1% of the royalty could be acquired for US$600,000.

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

•	paying to Gold-Ore US$150,000 in cash;

•	issuing to Gold-Ore 45,706 common shares in our capital; and

•
entering into an option agreement with the owner of the San Marcial Project to acquire a 100% interest in the San Marcial Project on the terms contained in the original option agreement between Gold-Ore and the owner of the project as described above.

In February 2004, we exercised our option to acquire a 100% interest in the San Marcial Project by making the final payment due under the option agreement of US$387,500, for total payments of US$462,500.

At the date of this Annual Report, we have a 100% interest in the San Marcial Project, subject to:

•	paying US$100,000 on commencement of commercial production to International American Resources Inc.; and

•	a 3% net smelter returns royalty, provided that each 1% of the royalty could be acquired for US$600,000.

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

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Sulphurets Project (at the time 40% owned by Black Hawk Mining Inc. (“Black Hawk”), which interest we subsequently acquired) and a 100% interest in the Snowfield Project (described above), each of which is located in northwest British Columbia, Canada.

Following the Newhawk Arrangement, we completed reclamation work on the Sulphurets Project, which was then underway. Reclamation work in 1999 was approved by the British Columbia Ministry of Energy and Mines, Ministry of Environment, Lands and Parks and Ministry of Forests. Total reclamation costs incurred in 1999 were Cdn$1,161,333. As at the date of this Annual Report, reclamation bonding totals Cdn$5,000 in respect of the Sulphurets Project.

Under an agreement with Triton Mining (a wholly-owned subsidiary of Black Hawk) described under the heading “Manantial Espejo Project” below, we acquired, among other things, Black Hawk’s 40% interest in the Sulphurets Project in exchange for a 10% interest in Altovalle, a cash payment of Cdn$125,000 and a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already outlined on the Sulphurets Project.

In November 2001, we granted Sean Morriss an option to acquire all of the shares of Newhawk, the holder of the Sulphurets Project, the Snowfield Project and Blue Ice property exercisable on payment of Cdn$3,800,000. The option could have been exercised by Mr. Morriss at any time on or before the close of business on May 30, 2002. In the event the option was exercised, we anticipated recording a gain of approximately Cdn$151,000 on the disposition. We did not contemplate the granting of the option to Sean Morriss at the time of the acquisition of Newhawk. The option granted to Mr. Morriss expired without exercise.

We currently own a 100% interest in the Sulphurets Project, subject to:

•	the 1.2% net smelter returns royalty payable to Black Hawk described above.

Silvertip Property

Under an agreement dated November 27, 2002 with Imperial Metals Corporation and its wholly-owned subsidiary Silvertip Mining Corporation (together “Imperial”), we acquired a 100% interest in the Silvertip Property located in northern British Columbia, Canada. Under the agreement:

•	we paid Imperial Cdn$1,200,000 in cash;

•	issued to Imperial 100,000 of our common shares; and

•	assumed the remaining reclamation obligations associated with the property (at the date of this Annual Report, reclamation bonding totals Cdn$79,000 in respect of the Silvertip Property).

Certain of the non-core claims comprised in the property are subject to a 5% net profits interest royalty.

We currently own a 100% interest in the Silvertip Property, subject to:

•	a 5% net profits interest royalty on certain of the non-core claims comprised in the property.

Sunrise Lake Deposit

Under an agreement dated June 9, 2003 with Northern Hemisphere Development Corp. (“Northern”) and Aber Diamond Corporation (“Aber”), we acquired a 100% interest in the Sunrise Lake Deposit located in the South MacKenzie District, Northwest Territories, Canada. Under the agreement:

•	we paid Northern US$252,442 in cash and issued to Northern 42,938 of our common shares;

•	we paid Aber US$235,558 in cash and issued to Aber 40,066 of our common shares; and

•	we assumed the remaining reclamation obligations associated with the property.

The claims comprised in the Sunrise Lake Deposit are subject to a 5% net profits interest royalty.

We currently own a 100% interest in the Sunrise Lake Deposit, subject to:

•	a 5% net profits interest royalty on claims comprised in the Sunrise Lake Deposit.

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

In August 2006, we granted an option to acquire a 100% interest in the San Agustin Property to Geologix under an agreement dated August 25, 2006 with Silver Standard Mexico S.A. de C.V., Geologix Explorations Inc. and Geologix Explorations Mexico, S.A. de C.V. (Silver Standard Mexico S.A. de C.V. and Geologix Explorations Mexico, S.A. de C.V. are wholly-owned subsidiaries of Silver Standard and Geologix, respectively). In order to maintain the option in good standing under the terms of the option agreement, Geologix must:

•	issue to us:

o	500,000 shares of Geologix following the signing of the agreement (issued); and

o	500,000 shares of Geologix on or before the first anniversary of the agreement;

•	incur exploration expenditures of not less than US$2 million on or before the second anniversary of the date of the agreement, which expenditures are to include:

o	exploration expenditures of not less than US$500,000 on or before the first anniversary of the agreement; and

o	at least 15,000 meters of drilling completed in accordance with an agreed upon drill program on or before the second anniversary of the agreement; and

•	cause an estimate of the silver resource and gold resource for the property to be prepared in accordance with Canadian National Instrument 43-101 within 27 months after the date of the agreement.

In order to exercise the option under the terms of the option agreement, Geologix must:

•	pay us in respect of the silver resource:

o
10% of the gross value of the silver resource, if the price of silver is less than or equal to US$10.00 per ounce, provided that if the silver price is less than US$5.50 per ounce, the silver price shall be deemed to be US$5.50 per ounce; or

o	US$1.00 per ounce of silver resource, if the price of silver is greater than US$10 per ounce, but less than or equal to US$20 per ounce; or

o	US$1.50 per ounce of silver resource, if the price of silver is greater than US$20 per ounce;

•	pay us in respect of the gold resource:

o	US$15 per ounce of gold resource, if the price of gold is less than or equal to US$750 per ounce; or

o	US$20 per ounce of gold resource, if the price of gold is greater than US$750 per ounce;

less:

o	exploration expenditures incurred, up to a maximum of US$2,000,000; and

o	the value of the shares of Geologix issued to us to maintain the option described above; and

•
grant us a royalty of 2.5% of net smelter returns applicable to all minerals produced from the San Agustin Property, that are not within the estimate of the silver resource and gold resource, up to a maximum of 2 million ounces of gold equivalent.

If the estimate of the silver resource is equal to or greater than 50 million ounces of silver and Geologix exercises the option, we shall have the right to elect to acquire a 50% interest in San Agustin Property by incurring expenditures over two years equal to three times the exploration expenditures incurred by Geologix, provided that Geologix may elect that we pay to Geologix up to 1.5 times their exploration expenditures in cash and incur the remaining 1.5 times their exploration expenditures on exploration.

We currently own a 100% interest in the San Agustin Property, subject to:

•	the above described finder’s fee capped at US$500,000; and

•	the option granted to Geologix to acquire the property described above.

Minco Silver - Strategic Alliance

In October 2004, we formed a strategic alliance with Minco to jointly pursue silver opportunities in China. Under the terms of the alliance, we invested Cdn$2,000,000 in Minco Silver Corporation (“Minco Silver”), a subsidiary of Minco, to acquire a 20% interest in Minco Silver. In addition, we have preferential purchase rights to participate in future financings of Minco Silver in order to increase our interest to up to 30% of Minco Silver. As part of the strategic alliance, Minco Silver is the exclusive entity for both Minco and Silver Standard to pursue silver projects in China. Robert Quartermain, our
President and one of our directors, represents us on the board of directors of Minco Silver. William Meyer, one of our directors, is the Chairman of Minco and is also on the board of directors of Minco Silver.

Minco has evaluated many silver projects in China over the past two years and has assembled a large silver database. Minco Silver has the right to acquire 100% of the equity interest in the Fuwan Silver project, Guangdong, China, which includes four exploration permits covering a total of 205.63 square kilometers.

On May 9, 2005, Minco Silver completed a financing of 4,276,000 special warrants (each special warrant exchangeable for one common share of Minco Silver without payment of any additional consideration) at a price of Cdn$1.25 per special warrant for gross proceeds of Cdn$5,345,000. We acquired 960,000 of the special warrants at a cost of Cdn$1.2 million to maintain our interest in Minco Silver.

On December 2, 2005, the shares of Minco Silver began trading on the Toronto Stock Exchange under the symbol MSV.

Other Properties

Duthie Property

We acquired the Duthie Property in November 1978 for its then known silver reserve, based on the then prevailing price of silver, and functioning mill. The Duthie Property is located 12 kilometers west of Smithers, British Columbia, approximately 1.2 kilometers north of Aldrich Lake. It operated intermittently from 1923 to the mid-1980s. Over much of this period, some hand-picked direct-shipping ore was mined, especially in the early years. Of an estimated 80,000 tons mined, about 59,400 tons were milled. Concentrate shipments totaled 7,144 tons.

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2004, 2005 and 2006, we carried out reclamation work of Cdn$205,000, Cdn$202,000 and Cdn$313,000, respectively. Reclamation work will continue in 2007 at an estimated cost of Cdn$551,065. Remaining reclamation obligations include placing perimeter ditches around the tailings impoundment area, capping the tailings, constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation beyond 2007 are Cdn$343,000, which amount has been included in our provision for reclamation and includes Cdn$20,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants have studied the property and have prepared a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property. In 2006, we submitted the conceptual reclamation plan to the appropriate government agencies for comment. With the finalization of the conceptual reclamation plan, we have estimated the fair value of the liability associated with the reclamation of the property to be Cdn$2,037,000. This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review. Until the conceptual reclamation plan is accepted by the regulatory agencies, monitoring is not required.

In 2005, we spent Cdn$90,000 completing required reclamation work on the property, which involved the closure of mine workings. Once the conceptual reclamation plan is accepted by the regulatory agencies, we will commence reclamation of the property.

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

At the time we acquired our option to acquire a 50% interest in Minera Triton:

•
Minera Triton owned 80% of the issued and outstanding shares of Compania Minera Altovalle S.A., an Argentine corporation (“Altovalle”), which owned certain mineral properties known as the “Manantial Espejo Project” located in the Santa Cruz Province of Argentina.

•	The remaining 20% of the shares of Altovalle were owned by Barrick Exploraciones Argentinas S.A., a subsidiary of Barrick Gold Corporation (“Barrick Gold”).

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

In addition, under the terms of the Altovalle shareholders’ agreement between Minera Triton and Barrick Gold, the following royalties were payable to Barrick Gold:

•	a payment of 60 cents (US) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of one million tonne; and

•	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

At the time we acquired an option to acquire a 50% interest in Minera Triton, Minera Triton held its interest in Altovalle and the Manantial Espejo Project subject to a net smelter returns royalty granted to Repadre Capital Corporation (“Repadre Capital”) equal to 1.5% of 80% of net smelter returns in respect of production from the Manantial Espejo Project.

In August 2001, in order to increase our interest in Altovalle and the Manantial Espejo Project from an option to acquire a 50% interest in Minera Triton, we acquired Barrick Gold’s 20% interest in Altovalle and terminated Barrick Gold’s rights under the Altovalle shareholders’ agreement by:

•	issuing to Barrick Gold 400,000 of our common shares valued at Cdn$920,000;

•
granting to Barrick Gold a royalty of US$5.00 per ounce of gold plus US$0.06 per ounce of silver contained in the proven and probable reserve supporting the feasibility study for the Manantial Espejo Project payable prior to the commencement of construction of a mine at the Manantial Espejo Project;

•	granting to Barrick Gold a 3% net smelter returns royalty on any ounces of gold or silver mined in addition to the ounces contemplated in the proven and probable reserve in the feasibility study;

•	agreeing to maintain in place the following royalties payable to Barrick Gold:

o	the payment of 60 cents (US) per tonne of ore mined from the Manantial Espejo Project and fed to process with a maximum of 1 million tonnes; and

o	0.5% net smelter returns royalty derived from the production of minerals from the Manantial Espejo Project.

At the time of the acquisition of Barrick Gold’s interest, we were not contemplating the subsequent transactions in 2002 described below with Triton Mining and Pan American. No gain or loss was recorded on the completion of this transaction with Barrick.

Under our option agreement for the acquisition of a 50% interest in Minera Triton, we agreed with Triton Mining that if either party acquired Barrick Gold’s 20% interest in the Manantial Espejo Project, the acquiring party would offer one-half of the 20% interest to the other party for 50% of the acquisition cost. Accordingly, we transferred to Triton Mining one-half of the 20% interest (representing 10%, valued at Cdn$460,000) and cash of Cdn$125,000 in exchange for a 40% direct interest in the Sulphurets property. The net allocation of the Cdn$528,000 purchase cost of the 40% Sulphurets property interest was Cdn$499,000 to the Sulphurets property, Cdn$21,000 to working capital (including Cdn$8,000 cash) and Cdn$8,000 for reclamation deposits. We agreed to accept the 40% interest in the Sulphurets property we did not already own as consideration for the 10% interest in Manantial Espejo Project in order to increase our interest in the Sulphurets property to 100%. No gain or loss was recorded on the completion of this transaction.

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

On March 27, 2002, we concurrently closed our agreements with Triton Mining and Pan American and paid the cash and share consideration we received from Pan American, for the sale of the interest in the Manantial Espejo Project, to Triton Mining as consideration for its remaining interest in the Manantial Espejo Project. As part of our acquisition of Triton Mining’s interest, we deemed our option to acquire a 50% interest in Minera Triton to be exercised. As part of the sale to Pan American of an interest in the Manantial Espejo Project, we entered into a joint venture agreement with Pan American for the exploration and development of the Manantial Espejo Project. Under the terms of the joint venture agreement, we would remain operator of the project until a decision was made to complete a feasibility study. Thereafter, Pan American would be the operator of the project until the commencement of commercial production. On commencement of commercial production, we, together with Pan American, would form an operating company to act as operator of the project, which would be owned by the two of us in proportion to our respective interests in the project. All costs and expenses incurred in respect of the project were to be incurred by the two of us in proportion to our respective interests in the joint venture.

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

On March 21, 2006, we entered into an agreement with Pan American to sell to Pan American all of our 50% interest in the Manantial Espejo Project, including all shareholder loans and interests in royalties, in consideration of the issue to us of 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. In addition, if Pan American sells all or a portion of the Manantial Espejo Project at any time over the three years following March 21, 2006, we will receive 50% of the sale proceeds, after deducting Pan American’s acquisition and other project costs. The agreement with Pan American closed on April 10, 2006.

Following the completion of the sale of our 50% interest in the Manantial Espejo Project to Pan American, we have no interest in the Manantial Espejo Project.

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

We have four significant subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our material subsidiaries:

Table No. 5
Material Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Silver Standard Interest
777666 B.C. Ltd.	British Columbia; December 19, 2006	December 19, 2006	100%
Mina Pirquitas, Inc.	Delaware, USA; September 8, 1994	October 22, 2004	100%(1)
Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%
Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%

(1)	Formerly known as Sunshine Argentina, Inc. We acquired a 43.4% interest on June 27, 2001 and acquired the remaining 56.6% interest on October 22, 2004.

D.	Property, Plant and Equipment

Principal Properties

Pirquitas Project

Location, Access and Infrastructure

Our 100% owned Pirquitas development project is a primary silver deposit situated in the Puna de Atacama of northwestern Argentina, in the Province of Jujuy. The project is held by our wholly owned subsidiary Mina Pirquitas, Inc. (formerly know as Sunshine Argentina, Inc.), and the project site is located approximately 355 kilometers northwest of the city of San Salvador de Jujuy. Access to the site is on public roads. The project is located in mountainous terrain with elevations ranging from 4,100 to 4,400 meters above mean sea level. There are no nearby power lines or telecommunication lines; however, a natural gas pipeline passes within 40 kilometers of the project. See the following Pirquitas Project, Location Map.

Land Tenure

The Pirquitas Project consists of 47 mineral concessions covering a total of 3,841 hectares. In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.

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

History

Pirquitas is the largest historical producer of tin and silver in Argentina. The following is a chronological description of mining on the Pirquitas Project:

1932-1935	Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

1932-1935	The source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started in 1935. Twelve mines operated in the area and it was often found that mineralization from one mine would turn out to be the same zone as in another, leading to the eventual interconnecting of the mines. The largest mines were San Miguel, Chocaya, Llallagua, and Potosí. Reported total production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems.

1995-2003	Sunshine Argentina, Inc. acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine's exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground. A feasibility study was completed for the project by Sunshine Argentina in 1999-2000.

ARGENTINA
BOLIVIA
PIRQUITAS PROJECT
PARAGUAY
BRAZIL
URUGUAY
CHILE
Pacific
Ocean
Atlantic
Ocean
Jujuy
Salta
Salta
Formosa
Tucuman
Chaco
Catamarca
Santiago Del Estero
Misiones
Corrientes
La Rioja
Santa Fe
Cordoba
Cordoba
Entre Rios
Santa Fe
Rosario
San Juan
San Luis
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Chubut
Comodoro Rivadavia
Santa Cruz
Gobernador Gregores
Puerto San Julian
Rio Gallegos
0 100 200 300
KILOMETRES
Silver Standard
RESOURCES INC.
PIRQUITAS PROJECT
ARGENTINA
LOCATON MAP
NOV. 2002
SCALE: AS SHOWN

2004-2005	With the acquisition of a 100% interest in the Pirquitas Project, we commenced updating the feasibility study completed in 1999/2000 to take into account current economic conditions. We also commenced an underground ramp to (a) provide a platform area to allow underground drilling, if required, to better define the base of the open pit in the proposed 1999/2000 feasibility study and (b) access the Oploca vein mineralization, which is located outside the proposed open pit.

2006-2007	In 2006, we announced the completion of the update of the feasibility study and proven and probable reserves for the Pirquitas Project as described below and announced our decision to proceed with the development of the Pirquitas mine. We also continued with the underground ramp to, and accessed, the Oploca vein mineralization.

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

The Puna is 90 to 240 kilometers wide, with elevations ranging from 3,900 to 6,700 meters. Mineral deposits are dominated by base and precious metals but sulfur and borax deposits also exist. Proterozoic rocks are dominant and include interbedded sandstone and shale. Pirquitas’ mineralization is located in the latter unit.

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

Feasibility Study Update

Based on a report prepared by Hatch Ltd., in conjunction with Mine Development Associates, Inc., in accordance with the standards of Canadian National Instrument 43-101 dated April 26, 2006, as amended (the ‘‘Pirquitas Project Report’’), which modified and superseded the April 2006 feasibility study update prepared by Hatch Ltd. and Mine Development Associates, Inc., the Pirquitas Project is estimated to have proven and probable reserves of 107.1 million ounces of silver, based on a silver price of US$5.35 per ounce, a tin price of US$2.75 per pound and a zinc price of US$0.42 per pound. The Pirquitas Project Report envisions an open-pit mine producing an average of 9.6 million ounces of silver per year over a mine operating life of 8.8 years. The Pirquitas Project is expected to produce 10.8 million ounces of silver and 10.2 million ounces of silver in the first and second years, respectively. Project capital costs over the operating life of the Pirquitas Project are estimated to be US$146 million to an accuracy of +/-15%, which is refundable in stages once construction starts. We expect construction to take 21-24 months.

As envisioned in the Pirquitas Project Report, the Pirquitas Project can be developed by a conventional openpit, truck and shovel mining operation at a mining rate of 6,000 tonnes per day of ore over an expected mine life of 8.8 years. A simple and conventional process plant using crushing, grinding, flotation, thickening and filtration unit operations is proposed by the Pirquitas Project Report to process the mined ore into silver, tin and zinc concentrates. Proven and probable reserves were used for the mine plan and to define the ultimate limits of the open-pit for the economic analysis.

Reserve Estimates

In the Pirquitas Project Report, Mine Development Associates, Inc. of Reno, Nevada developed the following reserve estimates for the Pirquitas Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Table 6
Silver Standard Resources Inc.
Pirquitas Project
Proven and Probable Reserves(1)

	Ore (Kilo tonnes)	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)	Silver (Oz. in millions)
Proven	3,342	191	0.25	0.67	20.5
Probable	15,118	172	0.19	0.62	83.6
Subtotal In-pit	18,460	175	0.21	0.62	104.1
Jig Tails(3) (Probable)	400	234	0.37	0.13	3.0
Total Project Reserves	18,860	177	0.21	0.61	107.1

(1)
Reserve estimates were developed from a diluted resource and calculated using metal prices of US$5.35 per ounce of silver, US$2.75 per pound of tin and US$0.42 per pound of zinc. Reserve estimates are adjusted based on metallurgical recovery rates for silver, tin and zinc, which are outlined in the Pirquitas Project Report.

(2)	The reserves are defined by diamond and reverse circulation drilling and underground channel samples.

(3)	The ore reserves are in place, other than the jig tails that are the product of previous mining operations at the Pirquitas Project.

San Luis Project

Location, Access and Infrastructure

The San Luis Project in Peru is a newly discovered gold-silver property located in the Ancash Department of central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation's Pierina gold mine. Property elevations range from 3,800 to 4,700 meters above sea level. The project can be accessed from all-weather roads: to the west from Casma, Peru and to the east from Huaraz, Peru. See the following San Luis Property Location Map.

Land Tenure

The San Luis Project is comprised of 28 mineral concessions covering an area of approximately 24,000 hectares. In order to maintain our rights to these concessions, we are required to pay a mining good standing fee in respect of each concession to the government of Peru.

History

The veins that form the San Luis Project were discovered in mid-2005 by an Esperanza field crew carrying out an evaluation program under the evaluation agreement between Esperanza and Silver Standard. In September 2005, Esperanza, as operator of the San Luis Joint Venture, announced the following assays from channel samples taken by its exploration crews from the Ayelén vein, one of the five veins that comprise the project.

Table 7
Silver Standard Resources Inc.
San Luis Project
Initial Channel Sample Results - Ayelén Vein

Sample No.	Sample Length (vein width in meters)	Gold Grade (g/tonne)	Silver Grade (g/tonne)
C-A1	4.2	40.7	1,198
C-A2	4.6	27.1	694
C-A3	4.6	1.8	29
C-A4	7.0	84.8	1,628

In March 2006, Esperanza announced the results from a follow-up channel sampling program initiated in January 2006. Channel samples were spaced approximately every 82 feet (25 meters) along the strike length of the Ayelén vein. Based on the results of the channel samples, a drill program was commenced by Esperanza in late 2006. At December 31, 2006, a total of 3,765 meters of diamond drilling had been completed in 28 drill holes. Highlights of the 2006 drill program are set out in Table 8 below.

Table 8
Silver Standard Resources Inc.
San Luis Project
Select Drill Results - Ayelén Vein

Drill Hole	From (meters/ feet)	To (meters/ feet)	Interval* (meters/ feet)	Gold (grams per tonne/ ounces per ton)	Silver (grams per tonne/ ounces per ton)
SL06-01	45.0 147.6	51.3 168.3	6.3 20.7	48.7 1.42	1,180 34.4
SL06-04 includes	77.9 255.6	86.1 282.5	8.2 26.8	18.6 0.54	509 14.8
	77.9 255.6	81.8 268.4t	3.9 12.8	32.6 0.95	806 23.5
SL06-09	38.7 127.0	41.6 136.5	2.9 9.5	197.13 5.75	3578 104
SL06-10	62.0 203.4	68.4 224.4	6.4 21.0	91.57 2.67	2050 59.8
SL06-13	88.4 290.0	92.9 304.8	4.5 14.8	30.09 0.88	906 26.4
SL06-16 includes	42.9 140.7	53.8 176.5	10.9 35.8	50.16 1.46	914 26.7
	44.5 146.0	50 164.0	5.5 18.0	92.01 2.68	1508 44.0

* True width to be determined.

Diamond drilling is continuing at San Luis with two drills currently operating on the project.

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

Geology and Mineralization

At the San Luis Project, gold and silver veins are hosted within Tertiary-age volcanic rocks. Five separate veins have been identified so far with a cumulative strike length of over 5,000 meters. The veins range from several hundreds of meters to over 2,000 meters in length and up to 10 meters or more wide.

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

Land Tenure

The Pitarrilla Project is comprised of seven mineral claims covering an area of approximately 29,660 hectares and an application has been filed for an additional claim covering an area of approximately 113,000 hectares. In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

History

In the late 1990s, Monarch Resources drill tested several gold anomalies on the eastern flank of Cerro Pitarrilla. We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting. This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), and subsequent programs located two additional zones of silver mineralization (Breccia Ridge and South Ridge). Drilling of the Breccia Ridge and South Ridge zones is continuing at the property. As of January 31, 2007, a total of 186 reverse circulation drill holes totalling approximately 20,500 meters have been completed and a total of 180 diamond drill holes totalling approximately 53,900 meters have been completed. The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the mineral deposit. There are five diamond drills currently operating at the Pitarrilla Project.

Geology and Mineralization

The silver mineralization at the Cordon Colorado and Peña Dyke zones is localized in a porphyry sill. The silver mineralization at the other three known zones, Javelina Creek, Breccia Ridge and South Ridge, is hosted by a combination of brecciated volcanic rocks and porphyry sills. At Breccia Ridge and South Ridge, the silver mineralization is locally associated with significant values of zinc and to a lesser extent with lead. All areas of mineralization formed as part of a large volcanic complex measuring two and one-half kilometers by four kilometers.

Resource Estimates

As of the date of this report, the Pitarrilla Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Pitarrilla Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated September 28, 2006.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 9 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 9
Silver Standard Resources Inc.
Pitarrilla Project
Measured Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Measured	27.2	120.6

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 10 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 10
Silver Standard Resources Inc.
Pitarrilla Project
Indicated Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Indicated	35.6	112.5

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 11 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 11
Silver Standard Resources Inc.
Pitarrilla Project
Inferred Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)
Inferred	64.4	92.7

Diablillos Project

Location, Access and Infrastructure

The Diablillos Project is located 160 kilometers southwest of Salta on the altiplano of northern Argentina. The property is road accessible and is 300 kilometers south of the Pirquitas Project. See the following Diablillos Project Location Map.

Land Tenure

The project consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by road. In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.

History

Discovered in the 1970s, the property was primarily explored from 1988 to 2001. Much of the recent work on the Oculto deposit at the Diablillos Project was completed by Barrick Gold Corporation in 1999 and 2000. The Oculto deposit was initially defined by 17 diamond drill holes totalling 3,010 meters and 79 reverse circulation holes totalling 19,114 meters. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. In 2003, we drilled 20 holes totaling 3,046 meters, chiefly to test geophysical anomalies outside of the Oculto deposit and to test for continuity of several high grade trends within the zone. The peripheral drilling intersected several areas with anomalous values. The drilling within the zone confirmed continuity of the target mineral trends. During 2006, a geological review of the project in preparation for an update of the Barrick pre-feasibility study determined that the previous reverse circulation drilling may have understated the gold and silver values. As a result, a 15,000 meter diamond drilling program is planned for the second quarter of 2007. The drill program has been designed to investigate whether drill results obtained by the previous drilling campaigns understated values and also to test a number of gold targets separate from the Oculto Zone where a re-interpretation of the geology indicates potential for the discovery of new gold zones.

Geology and Mineralization

The silver-dominant mineralization at the Diablillos Project is hosted by a high sulphidation epithermal system in volcanic rocks. The mineralization is largely confined between two northeast-striking faults approximately 1,300 feet (400 meters) apart.

Silver mineralization in the Oculto deposit (the main area of mineralization) occurs as native silver, chlorargyrite and matildite. As mineralization is both oxide and sulphide, recoveries in heap leach tests were sufficiently low to recommend milling as the optimal method of recovery.

Resource Estimate

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 12 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 12
Silver Standard Resources Inc.
Diablillos Project
Inferred Mineral Resource Estimate
(42 g/t Silver Cutoff Grade - 0.7 g/t Gold Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred*	41,979,000	69.5
Inferred*	24,883,000		1.02

* overlapping mineralized zones.

Snowfield Project

Location, Access and Infrastructure

The Snowfield Project is located 65 kilometers north-northwest of Stewart, British Columbia along the eastern limit of the Coast Mountain Range. The simplest access to the project is via Stewart or Bell II, British Columbia by helicopter. The trip is approximately 30 minutes from Stewart and slightly less from Bell II by helicopter, but Stewart has an established year-round helicopter base. Heavy equipment, fuel and camp provisions can be driven along a gravel road in good condition to the Granduc staging site (north-northwest of Stewart) and then flown to Snowfield cutting the helicopter flight time from Stewart in half. See the following Snowfield Project Location Map.

Land Tenure

The project consists of one claim totaling 1267.4 hectares (4.89 square miles) and spans 3.3 kilometers north-south and 4.2 kilometers east-west. The claims are in good standing until 2017 and, thereafter, can be maintained in good standing by carrying out additional work on the property or paying a fee to the Government of British Columbia.
History

The following is a chronological description of mineral exploration on the Snowfield Project:

1933 - 1959	The earliest documented work consisted of drilling for placer gold in Sulphurets Creek in or around 1933 followed by the discovery of several small copper and gold-silver occurrences in the Sulphurets-Mitchell Creek and Brucejack Lake area between 1935 and 1959.

1960-1980	Reconnaissance prospecting, mapping and rock sampling was completed on a regional scale over the entire Sulphurets area, which resulted in the discovery of several copper-molybdenum and copper-gold porphyry targets as well as gold-silver vein targets.

1980 - 1985	Detailed mapping, trenching and rock geochemical sampling led to the discovery of the Snowfield, Quartz Stockwork and Moly Zones.

1985 - 1999	Five diamond drill holes totaling 740 meters were completed on the Snowfield Zone, in 1985 which all bottomed in mineralization. Preliminary metallurgical testing was also carried out on the drill core. A further 1,514 meters of drilling was completed at Snowfield between 1991 and 1993.

WHITEHORSE
YUKON
JUNEAU
MAP AREA
STEWART
ALBERTA
BRITISH COLUMBIA
VANCOUVER
U. S. A.
0 200
Kilometres
37
RIVER
Galore Creek Area
SCHAFT CREEK DEPOSIT
( Teck - Cominco )
GALORE CREEK DEPOSIT
( Nova Gold )
13.75 million oz Au
156.4 million oz Ag
12 billion lbs Cu-Equiv
RIVER
ISKUT
PROPOSED HYDRO LINE
STIKINE
Eskay Access Road
Iskut River Area
Eskay Creek Area
BELL II
ISKUT
RIVER
SNIP MINE
JOHNNY MTN. GOLD MINE
SNOWFIELD ZONE
SEABRIDGE
SULPHURETS / KERR
PROPERTY
Sulphurets Access Road
BRITISH COLUMBIA – CANADA
ALASKA – U.S.A.
SULPHURETS PROPERTY
Bruceside Project
UNUK RIVER
37
STEWART
0 20
Kilometres
Silver Standard
RESOURCES INC.
SULPHURETS PROPERTY
SNOWFIELD ZONE
ACCESS LOCATION MAP
NTS 104 / B
DATE: Feb. 2006
SCALE: AS SHOWN
FIGURE 3

1999 - 2006	Silver Standard acquired the project in 1999, and in 2006 completed a 27-hole diamond drill program consisting of 6,141 meters of drilling. The drill program was designed to test the lateral boundaries and depth limits of the mineralization. In December 2006, a resource estimate was prepared based on the 2006 program and prior work.

Geology and Mineralization

The Snowfield Project is predominately underlain by volcanic rocks, which form the host rocks for the gold mineralization. Pervasive alteration minerals include: chlorite, sericite, quartz and pyrite. The entire sequence of rocks appears to be cut by dykes and sills.

Resource Estimate

As of the date of this report, the Snowfield Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Snowfield Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 19, 2007.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 13 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 13
Silver Standard Resources Inc.
Snowfield Project
Measured Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade - capped)

Classification	Tonnes (millions)	Gold Grade (g/t)	Mo Grade (%)	Mo Grade (MoS2%)
Measured	11.9	1.45	0.01	0.017

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 14 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 14
Silver Standard Resources Inc.
Snowfield Project
Indicated Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade - capped)

Classification	Tonnes (millions)	Gold Grade (g/t)	Mo Grade (%)	Mo Grade (MoS2%)
Indicated	37.46	1.49	0.013	0.022

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 15 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 15
Silver Standard Resources Inc.
Snowfield Project
Inferred Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade - capped)

Classification	Tonnes (millions)	Gold Grade (g/t)	Mo Grade (%)	Mo Grade (MoS2%)
Inferred	14.66	1.41	0.012	0.020

Secondary Properties

Berenguela Project

The Berenguela Project is located three miles northeast of Santa Lucia, in the Province of Lampa on the Altiplano of southern Peru and is comprised of two mining concessions covering an area of approximately 200 hectares. The project can be accessed from a major paved highway adjacent to the project, and a main-line railway passes within five kilometers of the project. See the following Berenguela Project Location Map.

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

The project was mined continuously from 1905 to 1965 by Lampa Mining Company, of Britain, as a silver-copper mine. In the 1960s, Charter Consolidated Mining Co. and Asarco Inc. each explored the Berenguela Project. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5-meter intervals over 5,108 meters. In 1968, Charter Consolidated developed an open pit plan and calculated a mineable ore reserve for the project. Since the completion of the mineable ore reserve estimate, no significant amount of ore has been mined from the project. The ore reserve calculated by Charter Consolidated does not comply with Canadian National Instrument 43-101 and the CIM Standards. Under Canadian National Instrument 43-101 and the CIM Standards, the mineable reserve would be classified as a mineral resource.

In the late 1960s the Peruvian Government nationalized the Berenguela Project. SOMINBESA acquired the project from Minero-Peru (a state owned mining company) in 1995 and completed engineering studies for the development of the project. Under our option agreement, we agreed to undertake additional drilling and prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards.

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
(50 g/t Silver Cutoff Grade - capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Indicated	15.6	132.0	0.924

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 17 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 17
Silver Standard Resources Inc.
Berenguela Project
Inferred Mineral Resource Estimate
(50 g/t Silver Cutoff Grade - capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Inferred	6.0	111.7	0.74

Bowdens Project

Location and Access

Our Bowdens Project is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32º 39’S, longitude 149º 52’E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area. See the following Bowdens Project General Location Map.

The area includes sheep ranches, farms and weekend cottages. Several large coal mines and limestone quarries are found both south of Rylstone and north of the property. The rail line between Mudgee-Lue-Rylstone-Kandos has recently reopened allowing rail access to Sydney via Kandos and Lithgow. A high-tension power line crosses the property. Skilled workers are available from Mudgee and other nearby towns.

Land Tenure

The Bowdens Project consists of one exploration tenement covering 93 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary. In order to maintain our interest in the property, we are required to make annual work expenditures on the property. For the years ended January 29, 2007 and January 29, 2008, minimum required expenditures are A$62,000 per year.

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

History

The original tenements covering the mineralization of the Bowdens Project were granted to CRA Exploration Pty Limited (“CRA Exploration”) during 1989 and 1990. The following is a chronological description of mineral exploration on the Bowdens Project:

1989 - 1992	The earliest documented work consisted of drilling for placer gold in Sulphurets Creek in or around 1933 followed by the discovery of several small copper and gold-silver occurrences in the Sulphurets-Mitchell Creek and Brucejack Lake area between 1935 and 1959.

NORTHERN TERRITORY
QUEENSLAND
A U S T R A L I A
WESTERN AUSTRALIA
SOUTH AUSTRALIA
BRISBANE
NEW SOUTH WALES
Perth
SYDNEY
Adelaide
VICTORIA
MELBOURNE
BOWDENS PROJECT

BOWDENS PROJECT LOCATION MAP

1994-1996	GSM Exploration Pty Limited (“GSM Exploration”) acquired the project and completed 17 reverse circulation holes totalling 2,413 meters and five diamond drill holes for 665 meters. GSM Exploration also completed a scoping study, which included a mineral resource estimate, metallurgical testing and environmental studies.

1997-1998	We acquired GSM Exploration and carried out exploration programs over the two main prospects of the Bowdens Project and a regional reconnaissance program to expand on previous reconnaissance work. In May 1998, our board of directors approved a US$2.7 million feasibility study of the economics of the Bowdens Project, and we commenced a reserve definition drill program to expand indicated and inferred silver resources and to provide additional geological and metallurgical information. A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.

1999-2001	We completed preliminary resource modelling, which indicated that additional in-fill drilling was required prior to completion of the final reserve estimate, and prospecting in the area west of the known mineralization indicated the potential for locating additional tonnage. (A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.) Drilling in this area was carried out in 2000. In 2001, we completed a two phase drilling program consisting of 19 reverse circulation drill holes totalling 2,711 meters on the Bowdens Project. Based on the results of the drill programs, we initiated an updated block model resource estimate for the Bowdens Project, which was completed in October 2001.

2002 - 2004
We completed an in-fill drill program in order to better define silver resources on the property for completion of the feasibility study on the Bowdens Project and continued work on elements of the feasibility study.

2005 - 2006
We completed an airborne geophysics survey and a drill program to follow up on drill targets identified by the airborne survey. No significant intersections were achieved in this regional drill program. We also completed additional metallurgical test work.

As of December 31, 2006, a total of 420 drill holes totalling 45,327 meters, including water exploration holes, have been completed on the Bowdens Project since 1989.

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

Our geologists have identified three styles of mineralization and alteration. First, a silica alteration that is best developed within the volcanics with pervasive silica forming up to 60 percent of the rock. Visible sulfides comprise five to seven percent of the rock and are composed of mainly fine-grained pyrite with minor galena and sphalerite. Occasionally quartz-sulfide veinlets form stockworks and sheeted zones within this style of mineralization. Second, a quartz vein or vein-breccia style of alteration is well developed in an area of mineralization. Vein widths range from 5.0 centimeters up to 1.5 meters and consist of fine layers of chalcedonic and crystalline quartz with thin rhodochrosite bands. Sulphides are associated with quartz and sometimes form bands of pyrite, sphalerite and galena. Third, a sericitic green clay alteration is best developed in the crystal tuff and ignimbrites and consists of sericite, carbonate, epidote, and minor one to two percent pyrite.

Resource Estimates

As of the date of this report, the Bowdens Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Bowdens Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards in March 18, 2004.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 18 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 20 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high grade veins in 1864. From then until 1954, the property produced 22 million ounces of silver. The property was acquired by Occidental Minerals and later Nerco Minerals, who built a processing facility and operated the mine from 1980 until 1989. During that time they produced over 33 million ounces of silver. Kinross Candelaria Mining Company, an indirect wholly owned subsidiary of Kinross Gold Corporation (“Kinross”), purchased the Candelaria mine in 1994 and operated the mine until January 1999. Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Mineralization within the district is confined to the Candelaria Shear. High grade veins form along contacts of intrusive dikes within the host volcanics. Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone. The main ore bodies vary in width from 80 to 120 feet averaging 3.5 to 4.1 ounces of silver per ton.

Reclamation of the Candelaria mine has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We have completed an environmental audit of the mine. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. See Item 4.B - “Business Overview - Secondary Properties - Candelaria Mine”.

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

Land Tenure

The Shafter Silver Project is on private land in the State of Texas, other than a narrow strip of land leased from the state. We control approximately 3,500 acres of private land on and around the mine sites. We also have the right to acquire, via a lease option taken out in April 1998 by Rio Grande Mining Company (“Rio Grande”), now our indirect subsidiary, a contiguous approximately 16,000-acre tract of private ranch land (single owner), which includes the Red Hills copper-molybdenum deposit and several miles of land on-trend between Shafter and Red Hills.

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

Amarillo
Lubbock
Ft. Worth
Dallas
El Paso
20
Ft. Stockton
T E X A S
35
45
10
Austin
Presidio
San Antonio
10
Houston
Mexico
Corpus Christi
Gulf of Mexico
Shafter Silver Project

Silver Standard
RESOURCES INC.

SHAFTER SILVER PROJECT

TEXAS, U.S.A.

PROJECT LOCATION MAP

DATE:	SCALE: AS SHOWN

1950s	After World War II, the Shafter district was quiet until Phelps Dodge commenced evaluation of the Red Hills intrusive five miles west of Presidio, Texas when the copper price increased in the 1950s.

1970s
Duval Corporation drilled approximately 80 holes into the Red Hills intrusive and outlined an area of copper-molybdenum mineralization. Duval also undertook a regional exploration program involving geochemical and geophysical surveys to search for other mineralized zones.

1977-1982
In 1977, Gold Fields Mining Company (“Gold Fields”) acquired the property from Cyprus Amax (the parent company of American Metals Co. of Texas). From 1977 to 1982, Gold Fields spent over $20 million on exploration and development work in the Shafter district. Through a systematic surface-drilling program, Gold Fields identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This extension to the east, northeast from the old Presidio mine, is now known as the Shafter Silver Project. Gold Fields abandoned the project after the silver price decline in the early 1980s.

2000-2006
Since our acquisition of the project, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production. We have also acquired and transported to Shafter a used 800 ton-per-day mill for processing ore from the project.

Geology and Mineralization

Many of the world’s largest carbonate-hosted silver-lead-zinc deposits occur in northern Mexico, and some have been in production since the 1600s. These deposits occur in thick Jurassic age to Cretaceous age sedimentary depressions overlying older Paleozoic age rocks. The regional geology in the area of south western Texas is similar to that described above with a thick Jurassic-Cretaceous age sedimentary depression overlying the older Paleozoic age basement rocks. Thick carbonate sequences extend over 1,600 kilometers in length from southeastern Arizona and southern New Mexico, through northern Mexico and southwestern Texas. The carbonate formations often exceed 3,000 meters in thickness, and consist of continuous sections of limestone with minor dolomite. The silver-lead-zinc deposits in these areas are referred to as “carbonate-hosted deposits” because of their irregular but sharp contact with their enclosing carbonate host rocks.

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

Pincock, Allen & Holt, a division of Hart Crowser Inc. (“PAH”) developed a three-dimensional computerized model of the Shafter Silver Project that was used in the development of the geologic resource estimate. PAH’s estimated geologic resource includes all material in the model without regard to mineability. The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per ton applied to all material. PAH, in a report dated April 10, 2001, believes that the classification of the resources meets the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table 21 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 21
Silver Standard Resources Inc.
Shafter Silver Project
Measured Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Measured	658,000	9.89

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 22 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 22
Silver Standard Resources Inc.
Shafter Silver Project
Indicated Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Indicated	1,427,000	10.14

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 23 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 23
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

Mining in the Parral District commenced in the late 1500s when high-grade silver-gold mineralization was discovered in the Veta Colorada vein system, which was mined up until the 1990s. We are currently compiling historical sampling and geological data for the Veta Colorada Project.

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

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property. A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes. Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone. In 2003 and 2004, Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization. In 2006, an 18-hole, 16,035 foot reverse circulation drill program encountered additional silver mineralization at the north end of the mineralized zone.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 24 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 24
Silver Standard Resources Inc.
Maverick Springs Project
Indicated Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Indicated	69.63	1.0	0.010

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 25 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 25
Silver Standard Resources Inc.
Maverick Springs Project
Inferred Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Inferred	85.55	1.0	0.008

Challacollo Project

The Challacollo Project is located 130 kilometers southeast of Iquique and 15 kilometers east of the Pan American Highway at an elevation is 4,900 feet (1,500 meters) above sea level in the Region of Tarapaca (Region One) in northern Chile and covers an area of approximately 14.5 square miles (37.5 square kilometers). The project can be accessed by a dirt road off of the Pan American Highway. In order to maintain our rights to the concessions that comprise the project, we are required to pay annual patentes (taxes) to the Chilean government. See the following Challacollo Project Location Map.

The Challacollo Project consists of four main north-south trending veins. The principal vein, Lolon is 2,000 meters in length and has historically been prospected and developed along 700 meters. Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 meters in width and crosscuts volcanic rocks. During the 1990s, 22 holes, along with significant underground sampling was undertaken by various exploration groups.

In late 2001 and early 2002, we completed an extensive sampling program of the underground workings at 25 meter intervals comprised of over 1,000 samples and a seven hole, 746-meter drill program which tested approximately 600 meters of strike length of the Lolon vein that extends on surface for 2,000 meters. In 2003, a 5,685 meter drill program of infill and step out drilling was completed and a resource estimate for the project was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table 26 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 26
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Indicated Mineral Resource Estimate with Sundance Review
(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Indicated	3,390,000	170.6

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 27 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 27
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Inferred	4,569,000	160.7

San Marcial Project

The San Marcial Project is located in Sinaloa State, Mexico 56 miles (90 kilometers) due east of Mazatlan in the Sierra Madre Mountains in west central Mexico and is comprised of two claims covering an area of 4.8 square miles (1,250 hectares). The concession is generally road accessible year round except during the rainy season when 4-wheel drive vehicles are required. See the following San Marcial Project Location Map. In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

The geology at the San Marcial Project can be sub-divided into two distinct underlying rock types, an upper volcanic group of rocks occurring in the higher and more mountainous portions of the project in the northeast, and the underlying lower volcanic group of rocks that occur at lower elevations. The known silver prospects at the San Marcial Project are hosted along what appears to be a narrow set of northwest trending fault structures in two known vein systems, both of which outcrop and can be identified by small historical diggings over a strike length of approximately 300 meters. Prior to our acquisition of the project, Gold-Ore carried out regional stream sediment sampling, geological mapping, rock sampling and trenching and completed the drilling of six holes totaling 601.7 meters. Following acquisition, we completed two drill programs totalling 2,526.8 meters in 14 holes.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 28 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

The Sulphurets Project consists of 6 recorded claims covering an area of 3,199 hectares contiguous and to the south of our Snowfield project. The claims are in good standing until January 31, 2017 and, thereafter, can be maintained in good standing by carrying out additional work on the property or paying a fee to the Government of British Columbia. The area encompassing the Sulphurets Project has been intermittently explored for precious and base metals for more than 100 years.

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

The project was actively explored from the 1970s to 1994. Newhawk acquired its initial interest in the property in 1984 and carried out a series of exploration programs that included mapping, trenching, sampling, underground development on the West Zone of the project, and both surface and underground diamond drilling. A feasibility study was completed in 1990. Prior to our acquisition of Newhawk, in excess of $40 million had been spent on the exploration and development of the project. We have not carried out any exploration work on the project since we acquired it in 1999.

As of the date of this report, the Sulphurets Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Silvertip Property

The Silvertip Property is located in northern British Columbia approximately 85 kilometers (50 miles) south of Watson Lake, Yukon Territory. The property can be accessed by a 25 kilometer dirt road that connects to the Alaska Highway. See the following Silvertip Property Location Map.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 30 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 30
Silver Standard Resources Inc.
Silvertip Project
Inferred Mineral Resource Estimate

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Inferred	1.45	284	5.4	8.3	0.46

Sunrise Lake Deposit

The Sunrise Lake Deposit is located about 130 kilometers by air east-northeast of Yellowknife, Northwest Territories, Canada. Access to the property is typically by ski or float-equipped aircraft. The Sunrise Lake Deposit consists of 6 mining leases, which form a contiguous block with an aggregate area of 1,618 hectares.

The Sunrise Lake Deposit consists of a lens of polymetallic massive sulphides overlying stringer zones of low-grade mineralization. The massive sulphide lens is three meters to four meters thick and has a strike length of about 120 meters at the surface. At depth it is up to 190 meters long. The deposit remains open down plunge.

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

We completed an updated polygonal estimate of the resources for the Sunrise Lake Deposit in August 2003. The resource estimate is based on a cut-off of 30 g/t of silver and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Roscoe Postle Associates Inc. (now known as Scott Wilson Roscoe Postle Associates Inc.) reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the Sunrise Lake Deposit in a report dated September 3, 2003.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 32 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

Prior to our staking the property, exploration activities were completed on the property in the 1990’s consisting of mapping, soil sampling and 69 drill holes totaling 10,400 meters outlining the San Agustin gold silver mineralization. In early 2004, we completed a reverse circulation drill program, which totaled 3,890 meters in 24 holes. The results of this program, along with the prior drill holes, have been used to calculate a preliminary resource.

In 2006, Geologix carried out an exploration program on the property, and in 2007, it commenced a drill program on the property in accordance with the terms of its option agreement (see Item 4.B - “Business Overview - Secondary Properties - San Agustin Property”).

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table 33 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table 33
Silver Standard Resources Inc.
San Agustin Property
Preliminary Inferred Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)
Inferred	11.2	0.96	12.86

Office Space

On March 31, 2003, we renewed the lease of our head office, 3,969 square feet of office space in Vancouver, British Columbia at 1180 - 999 West Hastings Street, Vancouver, British Columbia. The lease expires on March 31, 2008. On June 30, 2004, we leased the 3,230 square feet of office space adjoining our head office and entered into an amendment to lease dated June 30, 2004, which provides for lease payments of $4,796 per month for our existing space plus operating costs and property taxes of $5,302 per month and $4,576 per month for the adjoining space plus operating costs and property taxes of $4,315 per month until August 31, 2007. Following this date and until March 31, 2008, the combined payment for both spaces will be $18,988 per month, plus operating costs and property taxes. On May 11, 2006, we leased a further 1,162 square feet of adjoining office space under an amendment to lease dated May 11, 2006, which provides for lease payments of $1,937 per month for the additional space plus operating costs and property taxes.

Item 4A	Unresolved Staff Comments

There are no unresolved SEC comments at this time.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 is prepared as of March 1, 2007 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Reference is made to note 20 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov.

The MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management (see “Note Regarding Forward-Looking Statements”).

Business Overview

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. In October 2006, we announced the production decision on our Pirquitas property in Argentina. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

Financial Overview for 2006

•	In April we closed the sale of our 50% interest in the Manantial Espejo property in Argentina for a gain of $35.4 million.

•	In May we closed a public offering of 7.2 million common shares for net proceeds of $171.1 million.

•	We completed a feasibility study update on our Pirquitas property in Argentina and in October we announced the production decision for this property.

•	We completed the acquisition of the Berenguela property in Peru and the Veta Colorada property in Mexico.

•	We had record earnings of $16.4 million or $0.28 per share and ended the year with a record $250.2 million in working capital, including $229.6 million of cash with no debt.

•
We had record cash exploration investment of $39.4 million on our various mineral properties with significant results reported at our San Luis joint venture property in Peru, our Pitarrilla property in Mexico and our Snowfield property in Canada.

Pirquitas Production Decision

In October 2006, we made a production decision on our Pirquitas property. This property is located in the province of Jujuy in northwest Argentina and is expected to produce in excess of nine million ounces of silver per year over a nine-year mine life. The mine is also estimated to produce in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc annually. The mine is estimated to require 21-24 months to construct at an estimated cost of US$146 million, plus value added tax that is recoverable. In the fourth quarter of 2006, engineering commenced and equipment purchases were made including the purchase of the ball mill.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether we have significant funds to be able to maintain our interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the models are developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties.

In 2006, two properties were written-off and a $101,000 expense was recorded. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a share option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of our stock. We utilize historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Changes in Accounting Policies

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which had been not recognized on a fair value basis prior to January 1, 2007.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker’s acceptances) and marketable securities (all of which are investments in common shares) as available for sale.

Financial Review

We had net earnings for the year ended December 31, 2006 of $16,382,000, or $0.28 per share, compared to a net loss of $5,870,000 or $0.11 per share in 2005.

The net earnings in 2006 included a $35,390,000 gain on disposal of our joint venture interest in the Manantial Espejo property. Offsetting some of the impact of this gain were higher expenses and higher non-cash stock-based compensation expenses.

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31,
Exploration and mineral property costs	2006 $	2005 $
Property examination and exploration	267,000	434,000
Mineral property costs written-off	101,000	372,000
Reclamation and accretion	2,131,000	507,000
	2,499,000	1,313,000

We incurred $267,000 in property examination and exploration expenditures in 2006 compared to $434,000 in 2005. As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2006. In 2006, $136,000 of the amount spent on exploration was in Peru and $90,000 in Mexico. In 2006, we wrote-off $101,000 in mineral property costs compared to write-offs of $372,000 in 2005. One property in Mexico and one property in Argentina were written off in 2006.

Reclamation and accretion expense in 2006 amounted to $2,131,000 compared to $507,000 in 2005. The various components of the expense were: $243,000 of accretion in 2006 compared to $44,000 of accretion in 2005, $77,000 of cash site restoration and clean-up costs in 2006 compared to $63,000 of cash site restoration and clean-up costs in 2005 and $1,811,000 of changes in estimates of the amount or timing of underlying future cash flows in 2006 compared to $400,000 of changes in estimates of the amount or timing of underlying future cash flows in 2005. The increase in expense in 2006 relates to a revised provision at the Silver Standard Mine property in northern British Columbia. During the second quarter of 2006, we submitted to the regulatory authorities a report from our environmental consultants outlining conceptual plans for reclamation of this site. From this report we had sufficient information to re-estimate and record the value of the liability associated with this property.

	Year ended December 31,
Expenses	2006 $	2005 $
Salaries and employee benefits	2,160,000	1,031,000
Salaries and employee benefits - stock-based compensation	9,954,000	3,468,000
Depreciation	142,000	74,000
Internal control over financial reporting	363,000	226,000
Professional fees	614,000	176,000
General and administration - other	3,762,000	2,172,000
General and administration - stock-based compensation	2,981,000	567,000
Foreign exchange loss	75,000	18,000
	20,051,000	7,732,000

Salaries and employee benefits for 2006 were $2,160,000 compared to $1,031,000 in 2005. The $1,129,000 increase in salaries and benefits over 2005 was the result of a number of factors including the impact of salary adjustments that were effective at the beginning of 2006 and higher bonus payments. In May 2006, we made a non-recurring $500,000 bonus payment to certain employees following the successful closing of our public offering where net proceeds of $171 million were raised. In December 2006, the bonus payments were $286,000 higher than the payments made in 2005.

Depreciation expense during 2006 was $142,000 compared to $74,000 recorded in 2005. The increase was mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

We incurred $363,000 in internal control over financial reporting costs during 2006 compared to $226,000 in 2005. We established this cost category in 2005 to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $137,000 compared to $89,000 in 2005 for allocations of our staff time and expenses and $226,000 for services of external consultants and auditors compared to $137,000 in 2005.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2006 were $614,000 compared to $176,000 in 2005. The $438,000 increase in expenses in 2006 over the prior year relates to higher accounting, tax and legal fees. These higher costs are expected to continue as we grow and develop our properties into producing mines.

General and administrative expenses for 2006 were $3,762,000 compared to $2,172,000 in 2005. The large $1,590,000 increase over 2005 related to several areas, a number of which are non-recurring. During the year we commenced discussions with lenders relating to project financing of the Pirquitas property. We have maintained in the discussions that we wanted a nominal amount of silver hedging in order to maximize our exposure to the price of silver. Late in 2006, we terminated our project financing discussions with one lender and wrote off $498,000 in lender fees and due diligence costs. We are continuing financing discussions with various lenders but these discussions will not affect our construction timetable for the Pirquitas property as we have sufficient liquidity already in place. In 2006, we made $351,000 in donations compared to $23,000 in 2005. In 2006, we made donations totaling $230,000 to the University of New Brunswick and the University of British Columbia to further mineral exploration and mining education. As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in the mining industry. These donations will help ensure our prominence in the minds of the best and brightest. Consulting fees in 2006 have increased in the areas of public relations and in the hiring costs of new technical staff as we move towards production. During 2006, we used a placement agency for the search of a Senior Vice President, Operations and a Manager of Environmental and Community Relations. We continue our search for a Senior Vice President, Operations and expect to announce a hiring by the second quarter of 2007. Other areas where we experienced higher general and administrative costs were in the areas of insurance, listing and filing fees, travel, director expenses and an event in recognition of our 60th anniversary celebration. Expenditures in these areas, other than the 60th anniversary, are expected to continue to increase as we grow.

Stock-based compensation expense for 2006 was $12,935,000 compared to $4,035,000 in 2005. Due to the intense competition for skilled employees currently existing in the mining business and, in order to ensure we remain competitive within our peer group, in 2006 we employed a compensation consultant to assist us in our remuneration policies. Their report resulted in a greater number of options being granted in 2006 compared to 2005. Of the current year’s expense, $2,981,000, compared to $567,000 in 2005, related to general and administration for directors and consultants and $9,954,000, compared to $3,468,000 in 2005, related to employee salaries and benefits. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $751,000 in stock-based compensation was assigned to mineral property costs in 2006 compared to $159,000 in 2005.

	Year ended December 31,
Other income (expenses)	2006 $	2005 $
Investment income	5,984,000	881,000
Gain (loss) on sale of marketable securities	(2,667,000)	2,289,000
Write-up (down) of marketable securities	52,000	(15,000)
Gain on sale of mineral properties	173,000	20,000
Gain on sale of joint venture interest	35,390,000	-
	38,932,000	3,175,000

Investment income was $5,984,000 for 2006 compared to $881,000 in 2005. The large increase in investment income resulted from interest earned on the larger cash balances from the closing of the $171,067,000 public offering in May and the sale of marketable securities in the last quarter of 2006.

In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp. We received 1,950,000 common shares of Pan American valued at $55,056,000 recording a gain on sale of $35,390,000. During the last quarter of 2006, we sold all our Pan American shares for proceeds of $51,955,000. A $3,101,000 loss on sale of marketable securities was recorded with the result that the net gain relating to our joint venture interest sale was $32,289,000. Gains of $434,000 were recorded on the sale of other marketable securities and this compares to gains of $2,289,000 recorded in 2005.

In 2006, we sold a number of mineral properties for a gain of $173,000 compared to gains of $20,000 in 2005.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31,
	2006 $	2005 $	2004 $
Total revenues	nil	nil	nil
Earnings (loss) for year	16,382,000	(5,870,000)	(1,518,000)
Basic and diluted earnings (loss) per share	0.28	(0.11)	(0.03)
Total assets	471,013,000	219,288,000	217,457,000
Long term debt	nil	nil	nil
Working capital	250,234,000	40,344,000	61,582,000
Cash dividends declared	nil	nil	nil

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $	Earnings (Loss) Per Share $
December 31, 2006	nil	(1) (1,701,000)	(0.02)
September 30, 2006	nil	(2) 2,695,000	0.04
June 30, 2006	nil	(3) 16,469,000	0.28
March 31, 2006	nil	(1,081,000)	(0.02)
December 31, 2005	nil	(4) (3,908,000)	(0.07)
September 30, 2005	nil	(5) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)

Explanatory notes:
(1)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(2)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(3)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(4)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(5)	Includes $1,323,000 in gains on sale of marketable securities.

Impact of Inflation

Currently, inflation in Canada is similar to that in the United States. Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

B.	Liquidity and Capital Resources

Operating Activities

Cash flow from operations was a usage of $3,827,000 in 2006, compared to a usage of $2,951,000 in 2005. This increase was due to increases in salaries, professional fees, general and administrative costs and charges to non-cash working capital items offset partially by higher investment income.

Financing Activities

During 2006, a net total of $203,267,000 was raised by issuing new equity compared to $1,795,000 in 2005. The following table shows how the funds were raised:

	Year ended December 31,
	2006 $	2005 $
Public offering	182,663,000	-
Exercise of stock options	6,548,000	1,610,000
Exercise of warrants	25,652,000	185,000
Share issue costs	(11,596,000)	-
	203,267,000	1,795,000

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US$23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000. There were no public or private share offerings in 2005.

A total of 668,750 shares were issued on the exercise of stock options for total proceeds received of $6,548,000 in 2006 compared to 259,269 shares issued on the exercise of stock options for total proceeds received of $1,610,000 in 2005. The weighted average price received on the exercise of options was $9.79 per share in 2006 compared to $6.21 in 2005. A further 1,386,625 shares were issued in 2006 for proceeds of $25,652,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share, compared to 10,000 shares issued in 2005 for proceeds of $185,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2006 compared to 2005 was as follows:

	Year ended December 31,
	2006 $	2005 $
Berenguela	2,079,000	2,947,000
Bowdens	579,000	308,000
Candelaria	401,000	375,000
Challacollo	407,000	695,000
Diablillos	407,000	534,000
Manantial Espejo	182,000	3,691,000
Maverick Springs	404,000	341,000
Pirquitas	5,046,000	4,271,000
Pitarrilla	21,083,000	5,789,000
San Luis	1,402,000	135,000
Shafter	499,000	365,000
Snowfield	1,911,000	-
Veta Colorada	4,103,000	569,000
Other	876,000	913,000
	39,379,000	20,933,000

We spent a record $39,379,000 on our various mineral properties compared to our previous year record of $20,933,000. The preceding table shows the allocation of cash expenditures by our main properties. In 2006, by far the most active property was the Pitarrilla property in Mexico. A total of $21,083,000 or a little over half of our total mineral property expenditures was spent on this property and of this amount, $9,473,000 was spent on exploration with the remainder on land acquisitions. This compares to $5,789,000 spent in 2005. We continued our exploration of this property in 2006 with the completion of over 40,000 meters of diamond drilling in 118 holes. We also continued our acquisition of land underlying our mineral rights. The second most active property was at our Pirquitas property, where $5,046,000 was spent in 2006 compared to $4,271,000 in 2005. We completed the update of the feasibility study in the first quarter of 2006 and work continued advancing the property leading to the production decision in October 2006. Also in 2006, we completed our acquisition of both the Berenguela property in Peru and the Veta Colorada property in Mexico. A further $1,911,000 was spent at our Snowfield property in British Columbia and $1,402,000 was spent at the San Luis property. We funded the initial US$500,000 of exploration expenditures on the San Luis property, thereby earning a 55% interest. Our agreement with Esperanza Silver Corporation calls for the next US$1,500,000 of exploration expenditures in our respective interests. To the end of 2006, US$1,355,000 of this amount had been spent. Once we reach the US$1,500,000, we may elect to increase our interest to 70% by paying all cost required to complete a feasibility study and this interest can be increased to 80% by paying all costs required to place the property into commercial production. We expect to make our election to earn 70% interest in the first half of 2007. We also have a significant equity interest in Esperanza. See Item 4.B - “Business Overview - Principal Properties - San Luis Project”.

Construction in Progress

We spent $1,826,000 during the year relating to the construction of the Pirquitas property. The main expenditures include engineering and the purchase of pipe for the gas pipeline that will be used to produce the power at the mine site.

Property, Plant and Equipment

We spent $1,782,000 on property, plant and equipment in 2006 compared to $1,202,000 spent in 2005. Of the amount spent in 2006, $1,298,000 related to the ball mill and mobile equipment for the Pirquitas property and the balance related to furniture, equipment and leasehold improvements relating to an expansion of our corporate head office in Vancouver.

Proceeds on Sale of Marketable Securities

We received $52,410,000 in proceeds on the sale of marketable securities in 2006 compared with $3,077,000 in 2005. Of the amount received in 2006, $51,955,000 related to the sale of Pan American Silver Corp. shares and $455,000 related to sales of various other marketable securities.

Liquidity

With our cash position and market value of our silver bullion and marketable securities, we have slightly under $295 million of liquidity at December 31, 2006 and no debt. This strong position will provide us with sufficient funds to meet all our corporate, development, administrative and mineral property obligations for 2007. We will continue to have discussions with project lenders for a portion of the construction costs of the Pirquitas mine but funds are in place now to complete this construction over the next two years.

Cash

At December 31, 2006, we had a cash balance of $229,616,000 and no debt. This compares to a cash balance of $23,030,000 at December 31, 2005, also with no debt.

Silver Bullion

We hold 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of our silver bullion was $29,373,000 for an unrealized gain of $13,586,000 at December 31, 2006 compared to a market value of $20,093,000 for an unrealized gain of $4,306,000 at December 31, 2005. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves and to provide maximum exposure to silver. Our silver bullion is a highly liquid asset.

Marketable Securities

Our marketable securities at December 31, 2006 have a carried cost of $5,817,000 and a market value of $35,617,000 for an unrealized gain of $29,800,000 compared to a carried cost of $4,985,000 and a market value of $15,087,000 for an unrealized gain of $10,102,000 at December 31, 2005. These investments were made in various mineral exploration companies and are considered to be liquid.

Long-term Contractual Obligations

The following table discloses our contractual obligations for office rent of our Vancouver office:

		Payments due by Period
	Total $	Less Than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	341,000	274,000	67,000	-	-

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. We value our marketable securities and silver bullion at the lower of cost and market. There were unrealized gains of $29,800,000 relating to marketable securities and $13,586,000 relating to silver bullion at December 31, 2006 compared to unrealized gains of $10,102,000 relating to marketable securities and $4,306,000 relating to silver bullion at December 31, 2005.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or U.S. dollars. Our expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Risks and Uncertainties

As a mineral exploration and development company, we are exposed to a number of risks and uncertainties. See Item 3.D.-“Risk Factors”.

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

See Item 5.B - “Liquidity and Capital Resources”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists as of February 28, 2007 the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 34
Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age
John R. Brodie FCA(1) (2)(3) (4)	Director	January 2006	62
R.E. Gordon Davis(1) (2) (3) (4)	Director	February 1996	68
David L. Johnston(1)	Director	May 2000	67
William Meyer(1) (2)(3) (4)	Director	March 1993	69
Robert A. Quartermain(1)	President and Director	January 1985	52
Peter Tomsett(1)	Director	November 2006	49
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991	48
Ross A. Mitchell(1)	Vice President, Finance	January 1996	58
Joseph J. Ovsenek(1)	Senior Vice President	February 2003	48
R. Michael Robb (5)	Vice President, Project Development	May 1, 2005	66
Linda J. Sue(1)	Corporate Secretary	November 1985	52

(1)	Resident of Canada
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating Committee
(5)	Resident of the United States

Our Board of Directors and Senior Management

The following is a brief description of the principal business activities of our directors and senior management:

John R. Brodie FCA

Mr. Brodie is our audit committee financial expert. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Copper Belt Resources Ltd. and Pacific Safety Products.

R.E. Gordon Davis

Mr. Davis was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats since October 1999, and President of Canplats since March 2000. Mr. Davis also serves as a director of Western Prospector Group Ltd. and Pacific Ridge Exploration Ltd. Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

David L. Johnston

Mr. Johnson is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 2000 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Eagle Plains Resources Ltd.

William Meyer

Mr. Meyer was formerly Vice President, Exploration for Teck Corporation and President of Teck Exploration Ltd. He graduated from the University of British Columbia with a Bachelor of Science degree in Geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner, and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed Vice President, Exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He retired from Teck Corporation in 1999. Mr. Meyer is also a director of Minco Mining and Metals Corporation, Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc., Transamerica Resources Corporation and Lysander Minerals Corp.

Robert A. Quartermain

Mr. Quartermain is our President and a director, and is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain devotes all of his time to our business. We have employed Mr. Quartermain as our President since January 1985 and have entered into an employment agreement with him. See “Compensation - Employment Agreements”.

Mr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in geology and from Queen’s University in 1981 with a Master of Science degree in mineral exploration. Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1976 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corporation before becoming our President in 1985. Mr. Quartermain serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation (“Canplats”), a mineral resource exploration company whose shares are listed on the TSX Venture Exchange, Vista Gold Corporation and Minco Silver Corporation.

Peter Tomsett

Mr. Tomsett graduated with a Bachelor of Engineering (Honors) in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) in Mineral Production Management from the Imperial College in London. Mr. Tomsett most recently served as President and Chief Executive Officer of Placer Dome Inc., after 20 years with Placer Dome Inc., until its acquisition by Barrick Gold Corporation. Mr. Tomsett is also a director of Africo Resources Ltd., a mineral resource exploration company whose shares are listed on the TSX, and North American Energy Partners Inc., a service provider to oil, natural gas and natural resource companies, with a major focus in the Canadian oil sands.

Kenneth C. McNaughton

Mr. McNaughton has served as our Vice President, Exploration since July 1991. Before joining us, Mr. McNaughton worked as a contract engineer for Oretech Engineering, Inc. and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate, Mascot Gold Mines Ltd., as a project geologist and engineer for projects in British Columbia. Mr. McNaughton earned a Bachelor of Applied Science degree and Master of Applied Science degree in Geological Engineering in 1981 and 1983, respectively, from the University of Windsor, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. McNaughton devotes approximately 93% of his time to our business.

Ross A. Mitchell

Mr. Mitchell has served as our Vice President, Finance since January 1996. Before joining us, Mr. Mitchell was employed by Westmin Resources Limited (“Westmin”) and its predecessor, Western Mines Ltd., from 1975. He held various financial positions, including controller treasurer, with Western Mines Ltd. from 1975 to 1980 and was assistant treasurer and controller of the mining division at Westmin until 1985. He was then appointed treasurer of Westmin and became vice president and treasurer in 1989, the position he held until 1995. He earned a Bachelor of Commerce degree from the University of British Columbia in 1971 and a C.A. designation from the Institute of Chartered Accountants of British Columbia in 1973. Mr. Mitchell devotes approximately 95% of his time to our business.

Joseph J. Ovsenek

Mr. Ovsenek has served as our Senior Vice President since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors. Mr. Ovsenek is a director of Esperanza Silver Corporation and Nova Uranium Corp. Mr. Ovsenek devotes 99% of his time to our business.

R. Michael Robb

Mr. Robb has served as our Vice President, Project Development since May 2005. Mr. Robb has been actively involved in the mining industry since the late 1960s, with his more recent positions including Vice President of Operations, Mexico, for Eldorado Gold Corp. from 1995 to 1997, Vice President of Operations for Fischer-Watt Gold Company from 1997 to 2001 and Vice President and General Manager for Queenstake Resources Ltd. from 2001 to 2003. Mr. Robb earned a Bachelor of Science degree (Mining) from the University of Idaho in 1963 and has done Masters of Business Administration work at the Universities of Arizona and New Mexico. He is also a registered professional engineer in Arizona, Maine, Nevada, New Mexico and Virginia. Mr. Robb devotes 100% of his time to our business.

Linda J. Sue

Ms. Sue has been employed by us since 1981. Since November 1985, she has held the position of Corporate Secretary. Her responsibilities include all corporate secretary duties and management of our land titles system. Ms. Sue devotes approximately 74% of her time to our business.

There are no family relationships among the members of our board of directors or the members of our senior management.

B.	Compensation

Effective January 1, 2005, the board of directors adopted a policy on board compensation. See “Compensation to Directors and Executive Officers” below. In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

Compensation of Named Executive Officers

We currently have five named executive officers, Robert Quartermain, our President, Joe Ovsenek, our Senior Vice President, Ross Mitchell, our Vice President, Finance, Ken McNaughton, our Vice President, Exploration and Mike Robb, our Vice President, Project Development (the “Named Executive Officers”). The following table sets out the compensation awarded, paid to or earned by our Named Executive Officers during the fiscal year ended December 31, 2006:

Table No. 35
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay Outs
Name and Principal Position	Fiscal Year Ending (1)	Salary (2)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation (3)
Robert Quartermain	2006	$275,000	$500,000	0	600,000	0	0	$13,909
President	2005	$250,000	$175,000	0	200,000	0	0	$10,060
	2004	$200,000	$80,000	0	100,000	0	0	$9,537
Joe Ovsenek	2006	$190,000	$300,000	0	320,000	0	0	$10,238
Senior Vice President	2005	$175,000	$60,000	0	120,000	0	0	$8,899
	2004	$130,000	$50,000	0	60,000	0	0	$6,958
Ross Mitchell	2006	$140,000	$50,000	0	70,000	0	0	$12,709
Vice President, Finance	2005	$130,000	$25,000	0	50,000	0	0	$8,002
	2004	$100,000	$25,000	0	40,000	0	0	$6,161
Ken McNaughton	2006	$140,000	$81,000	0	175,000	0	0	$10,132
Vice President, Expl.	2005	$130,000	$40,000	0	75,000	0	0	$9,377
Mike Robb	2006	US$	US$	0	45,000	0	0	0
Vice President, Project Development		144,000	30,430

(1)	Fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.
(2)	A portion of the salaries of our Named Executive Officers are recovered from various outside companies, some of which are related.
(3)	All Other Compensation is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made on behalf of the employee by us.

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

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and our directors during the year ended December 31, 2006:

Table No. 36
Options Granted for the Fiscal Year Ended December 31, 2006

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Quartermain	200,000 400,000	9.84 19.69	21.30 35.34	21.30 35.34	July 27, 2011 Dec 12, 2011
Joseph Ovsenek	120,000 200,000	5.91 9.84	21.30 35.34	21.30 35.34	July 27, 2011 Dec 12, 2011
Ross Mitchell	50,000 20,000	2.46 0.98	21.30 35.34	21.30 35.34	July 27, 2011 Dec 12, 2011
Ken McNaughton	75,000 100,000	3.69 4.92	21.30 35.34	21.30 35.34	July 27, 2011 Dec 12, 2011
Mike Robb	25,000 20,000	1.23 0.98	21.30 35.34	21.30 35.34	July 27, 2011 Dec 12, 2011
Directors (5)	60,000 120,000 90,000 250,000	2.95% 5.91% 4.43% 12.31	18.73 21.30 27.78 35.34	18.73 21.30 27.78 35.34	Jan 19, 2011 July 27, 2011 Nov 7, 2011 Dec 12, 2011

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

Table No. 37
Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Financial Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(3)(4) Exercisable/Unexercisable
Robert Quartermain	43,500	651,265	619,000 exercisable 500,000 unexercisable	9,834,700 exercisable 4,899,000 unexercisable
Joseph Ovsenek	50,000	732,682	250,000 exercisable 280,000 unexercisable	3,196,000 exercisable 2,930,200 unexercisable
Ross Mitchell	54,700	1,218,796	135,000 exercisable 85,000 unexercisable	2,878,050 exercisable 1,206,350 unexercisable
Ken McNaughton	45,000	562,750	162,500 exercisable 162,500 unexercisable	2,450,825 exercisable 1,825,625 unexercisable
Mike Robb	5,000	74,500	80,000 exercisable 35,000 unexercisable	1,530,600 exercisable 367,100 unexercisable
Directors (5)	172,200	2,212,175	235,000 exercisable 380,000 unexercisable	1,926,500 exercisable 3,648,950 unexercisable

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 29, 2006 of $35.80 per share, less the exercise price per share.

Compensation to Directors and Executive Officers

During 2006, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options and as described below. On January 15, 2006, following Mr. Brodie’s appointment to the board, he was granted stock options to acquire 60,000 of our shares at a price of $18.73 for a period of five years. On July 27, 2006, each director was granted stock options to acquire 30,000 of our shares at a price of $21.30 for a period of five years. On November 7, 2006, following Mr. Tomsett’s appointment to the board, he was granted stock options to acquire 90,000 of our shares at a price of $27.78 for a period of five years. On December 12, 2006, each director was granted stock options to acquire 50,000 of our shares at a price of $35.34 for a period of five years.

Effective January 1, 2005, the board of directors adopted a policy on board compensation to provide an annual retainer of $10,000 to each independent board member, with a further $2,000 to the lead director. Members of board committees received an additional $1,000 per annum and the committee chairman was paid a further $1,000 per annum. In January 2006, the board of directors amended its policy on board compensation by increasing the annual retainer to $15,000 for each independent board member, with an additional $5,000 to each of the lead director and the Chair of the Audit Committee. Members of board committees also received an additional $2,000 per annum. In January 2007, the board of directors amended its policy on board compensation by increasing the annual retainer to $25,000 for each independent board member, with an additional $10,000 to each of the lead director and the Chair of the Audit Committee. Members of board committees also receive an additional $5,000 per annum.

Executive Benefits

We do not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service and none are proposed at this time. We have a group RRSP available to all full-time employees after one year of service. We do not provide retirement benefits for directors. Other than as disclosed in this Annual Report, we have not paid any additional compensation to our directors and senior officers for the fiscal year ended December 31, 2006.

Employment Agreements

We engaged Robert A. Quartermain to act as our chief executive officer under an agreement dated January 1, 2004. The agreement provides for Mr. Quartermain to receive a base salary of $200,000 per year for a period of two years to be renewed for further one-year terms on agreement between the parties. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary. Mr. Quartermain’s agreement has been amended each of January 1, 2005, 2006 and 2007 to increase his base salary to $250,000, $275,000 and $375,000, respectively.

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

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the volume weighted average trading price of our common shares on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group, to directors who are not executive officers as a group and employees and consultants as a group are set out below as of December 31, 2006. The exercise price of the stock options is stated in Canadian dollars.

Table No. 38
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date
Executive Officers	89,000	$8.00	August 2, 2007
	200,000	$9.10	January 31, 2008
	125,000	$12.85	December 22, 2008
	260,000	$14.47	December 31, 2009
	70,000	$14.00	May 12, 2010
	470,000	$16.73	December 20, 2010
	495,000	$21.30	July 27, 2011
	765,000	$35.34	December 12, 2011

Directors who are not	20,000	$12.85	December 22, 2008
Executive Officers	20,000	$14.47	December 31, 2009
	75,000	$16.73	December 20, 2010
	40,000	$18.73	January 19, 2011
	120,000	$21.30	July 27, 2011
	90,000	$27.78	November 7, 2011
	250,000	$35.34	December 12, 2011

Employees and Consultants	15,400	$4.25	January 1, 2007
	81,400	$8.00	August 2, 2007
	52,650	$9.10	January 31, 2008
	35,000	$12.85	December 22, 2008
	25,000	$14.47	September 16, 2009
	32,500	$14.47	October 4, 2009
	107,500	$14.47	December 31, 2009
	246,000	$16.73	December 20, 2010
	10,000	$18.12	February 17, 2011
	311,500	$21.30	July 27, 2011
	50,000	$24.31	September 22, 2011
	400,000	$35.34	December 12, 2011
Total:	4,455,950

As at December 31, 2006, we did not have any share purchase warrants outstanding.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the board. The next annual general meeting of our shareholders has been called for May 2, 2007.

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

The Compensation Committee, comprised of R.E. Gordon Davis, William Meyer and John R. Brodie FCA, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

The Nominating Committee, comprised of R.E. Gordon Davis, William Meyer and John R. Brodie FCA, has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs. Each of the members of the Nominating Committee is an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our chief executive officer (see Item 6.B - “Compensation - Employment Agreements”).

D.	Employees

At our corporate head office in Vancouver, we had 22 full and one part-time employees as at December 31, 2006, including the members of senior management, three of whom, two full-time and one part-time, were involved in shareholder and investor communications, eight of whom were responsible for project exploration and development, four of whom carried out our management and executive functions and eight of whom provided administrative support. Including members of senior management, we had 16 full and three part-time employees as at December 31, 2005 and 15 (12 full and three part-time) employees as at December 31, 2004.

E.	Share Ownership

The following table sets out, as of February 16, 2007, the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 39
Named Executive Officers Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class *	Percent of Class
R.A. Quartermain	common	796,500	1.28%
R. Mitchell	common	182,200	0.21%
J. Ovsenek	common	225,000	0.36%
K. McNaughton	common	147,500	0.23%
M. Robb	common	80,000	0.13%

*includes options exercisable within 60 days.

As at February 16, 2007, our directors and officers held, as a group, directly or indirectly, an aggregate of 262,200 common shares.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the Named Executive Officers are set out below as of February 16, 2007. The exercise price of the stock options is stated in Canadian dollars.

Table No. 40
Named Executive Officers Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
R.A. Quartermain	109,000 50,000 100,000 200,000 200,000 400,000	$9.10 $12.85 $14.47 $16.73 $21.30 $35.34	January 31, 2008 December 22, 2008 December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011
J. Ovsenek	60,000 120,000 120,000 200,000	$14.47 $16.73 $21.30 $35.34	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011
R.A. Mitchell	20,000 20,000 40,000 50,000 50,000 20,000	$9.10 $12.85 $14.47 $16.73 $21.30 $35.34	January 31, 2008 December 22, 2008 December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011
K. McNaughton	20,000 40,000 75,000 75,000 100,000	$12.85 $14.47 $16.73 $21.30 $35.34	December 22, 2008 December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011
M. Robb	70,000 25,000 20,000	$14.00 $21.30 $35.34	May 12, 2010 July 27, 2011 December 12, 2011

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Royce & Associates, LLC which reported owning 7,875,300 of our common shares (12.78% of our issued and outstanding shares) as at January 25, 2007. As at January 31, 2006, Royce & Associates, LLC reported owning 4,646,500 of our common shares for 9% of our issued and outstanding shares, and as at February 11, 2005, Royce & Associates, LLC reported owning 4,758,700 of our common shares for 9.28% of our issued and outstanding shares. Royce & Associates, LLC does not have voting rights that are different from the voting rights of the other holders of our common shares.

To the best of our knowledge at the date of this Annual Report, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Our common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for our common stock.

On December 31, 2006, the shareholders’ list for our common stock showed 2,358 registered shareholders and 61,646,120 shares outstanding. 923 of these registered shareholders were U.S. residents, owning 32,515,749 shares representing 52.75% of our issued and outstanding shares.

B.	Related Party Transactions

Since January 1, 2006, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We provide administrative and technical services under arrangements with Canplats Resources Corporation, a publicly traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis), and Radiant Resources Inc., a publicly-traded company with one common director (Robert A. Quartermain). Under these arrangements, we are reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

In February 2007, we acquired 999,600 units of Esperanza (with each unit consisting of one common share of Esperanza and one-half of one common share purchase warrant; each whole common share purchase warrant exercisable for a period of two years at a price of $4.25 per share) at an aggregate cost of $3,648,540. Our Senior Vice President is a director of Esperanza.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 20 to the audited consolidated financial statements.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated March 1, 2007.

(b)	Consolidated Balance Sheets as at December 31, 2006 and December 31, 2005 (in Canadian Dollars).

(c)	Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (in Canadian Dollars).

(e)	Notes to Consolidated Financial Statements for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2006.

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

On October 12, 2004, our common stock commenced trading in the United States on the Nasdaq Global Market (“NGM”, formerly known as the Nasdaq National Market) with the symbol “SSRI”. Prior to October 12, 2004, our shares were traded in the United States on the Nasdaq SmallCap Market (“NSM”) (together the NGM and NSM are referred to as “Nasdaq”). Our common stock was first quoted on the Nasdaq SmallCap Market on August 1, 1996.

The following tables set out the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) each month for the past six months.

Table No. 41
High and Low Price for the Five Most Recent Fiscal Years on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
December 31, 2006	$36.59	$17.17
December 31, 2005	$18.89	$12.34
December 31, 2004	$23.00	$12.00
December 31, 2003	$15.75	$5.35
December 31, 2002	$11.90	$3.45

Table No. 42
High and Low Price for the Five Most Recent Fiscal Years on Nasdaq (US$’s)

Fiscal Year Ended	High	Low
December 31, 2006	$31.63	$14.93
December 31, 2005	$16.15	$9.71
December 31, 2004	$17.37	$8.65
December 31, 2003	$12.30	$3.55
December 31, 2002	$7.80	$2.16

Table No. 43
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (Cdn$’s)

Period Ended	High	Low
December 31, 2006	$36.59	$21.30
September 30, 2006	$29.80	$19.95
June 30, 2006	$26.62	$17.53
March 31, 2006	$25.50	$17.17
December 31, 2005	$18.89	$14.23
September 30, 2005	$17.00	$13.10
June 30, 2005	$15.81	$12.34
March 31, 2005	$18.00	$13.29

Table No. 44
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq (US$’s)

Period Ended	High	Low
December 31, 2006	$31.63	$18.82
September 30, 2006	$26.79	$17.43
June 30, 2006	$24.12	$15.71
March 31, 2006	$21.95	$14.93
December 31, 2005	$16.15	$12.42
September 30, 2005	$14.48	$11.05
June 30, 2005	$12.85	$9.71
March 31, 2005	$14.56	$10.80

Table No. 45
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
February 28, 2007	$42.34	$37.52
January 31, 2007	$40.15	$31.11
December 31, 2006	$36.59	$33.57
November 30, 2006	$35.59	$27.19
October 31, 2006	$27.76	$21.30
September 30, 2006	$29.80	$22.64

Table No. 46
High and Low Prices for each Month for the Past Six Months on Nasdaq (US$’s)

Month Ended	High	Low
February 28, 2007	$36.66	$32.05
January 31, 2007	$33.98	$27.52
December 31, 2006	$31.63	$29.15
November 30, 2006	$31.198	$24.58
October 31, 2006	$24.70	$18.82
September 30, 2006	$26.79	$20.26

B.	Plan of Distribution

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

Differences from U.S. Law

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia (a 10% threshold) than the United States where U.S. securities law prescribes a 5% threshold for ownership disclosure.

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

1.	Mineral prospect evaluation agreement dated March 22, 2005 with Esperanza Silver Corporation. See Item 4.B under the heading “San Luis Project” for a description of the agreement.

2.	Joint venture agreement dated September 6, 2005 with Esperanza Silver Corporation. See Item 4.B under the heading “San Luis Project” for a description of the agreement.

3.
Purchase agreement dated December 30, 2005 with Daniel W. Kappes, Michael W. Cassiday, Victor Raul Eyzaguirre. See Item 4.B under the heading “Berenguela Project” for a description of the purchase agreement.

4.
Option agreement dated August 25, 2006 with Silver Standard Mexico S.A. de C.V., Geologix Explorations Inc. and Geologix Explorations Mexico, S.A. de C.V. See Item 4.B under the heading “San Agustin Property” for a description of the option agreement.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Silver Standard and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2007 WTO Review Threshold is $281,000,000.

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

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership or disposition of common stock in the Company (“Common Stock”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions, the Income Tax Convention between the United States and Canada (the “Tax Convention”), as well as certain representations made by the Company, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

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

As used herein, “U.S. Holder” means a holder of Common Stock that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Common Stock, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Common Stock is urged to consult its own tax advisor.

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

Passive Foreign Investment Company Treatment

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Stock includes any period in which the Company is a passive foreign investment company (a “PFIC”). Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, generally measured by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more. For the purposes of the PFIC rules, passive income includes net gains from some commodities transactions. For a taxable year ending before January 1, 2005, net gains from commodities transactions generally may be excluded from passive income if “substantially all” of a producer’s, processor’s, merchant’s, or handler’s business is as an active producer, processor, merchant, or handler of such commodities. For a taxable year beginning after December 31, 2004, net gains from commodities transactions will not be included in passive income for the purpose of the PFIC rules if (i) they are active business gains or losses from the sale of commodities and (ii) substantially all of the corporation’s commodities are stock in trade or inventory of the corporation, property used in the trade or business of the corporation, or supplies used in the ordinary course of a trade or business of the corporation. In determining whether or not it is a PFIC, the Company is required to take into account its pro rata portion of the income and assets of each entity treated as a corporation for U.S. federal tax purposes in which it owns, directly or indirectly, at least a 25% interest (measured by value).

The Company believes that it was a PFIC in its 2006 taxable year and in each preceding taxable year since at least its 1996 taxable year. The Company may be a PFIC in its 2007 and subsequent taxable years, but the Company can provide no assurance of its PFIC classification in its 2007 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. The Company has not determined whether or not any direct or indirect subsidiary of the Company was a PFIC or is expected to be a PFIC in 2007 or subsequent taxable years.

In the absence of an election described below, if a U.S. Holder’s holding period in its Common Stock includes any period in which the Company was or is a PFIC, special and generally unfavorable U.S. federal income tax rules, described below in “—The ‘No Election’ Alternative”, generally apply to gain realized on a disposition of Common Stock and certain distributions received with respect to Common Stock. If certain requirements are met, a U.S. Holder may mitigate these consequences by timely making an election to treat the Company as a “qualified electing fund” (a “QEF”), described below in “—The QEF Election Alternative”, or to mark its Common Stock to market, described below in “—The Mark-to-Market Election Alternative”.

The QEF Election Alternative

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on such U.S. Holder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for such U.S. Holder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

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

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for its Common Stock includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. If the QEF election is not deemed timely, then the U.S. Holder will also be subject to the rules discussed below under “The ‘No Election’ Alternative”. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

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

The “No Election” Alternative

If a U.S. Holder does not make a timely mark-to-market election, as discussed below, or a timely QEF election (a “Non-Electing U.S. Holder”) and the Company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of such U.S. Holder’s Common Stock and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Company.

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

For purposes of the PFIC rules, if the Company were a PFIC, a U.S. Holder would be deemed to own an interest in any PFIC owned directly or indirectly by the Company (a “Subsidiary”). Accordingly, if the Company and a Subsidiary both were PFICs, a U.S. Holder would be deemed to own an interest in such Subsidiary for purposes of the PFIC rules. If, as a result of this rule, a U.S. Holder is treated as owning stock of a Subsidiary, such U.S. Holder may be subject to the excess distribution rules on (i) a distribution with respect to the indirectly owned stock by a Subsidiary to the Company, (ii) a disposition of the indirectly owned Subsidiary stock by the Company, and (iii) a disposition of Common Stock by the U.S. Holder that reduces or terminates the U.S. Holder’s indirect ownership of Subsidiary stock.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Stock, then the Company will continue to be treated as a PFIC with respect to such U.S. Holder’s Common Stock, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules for a Non-Electing U.S. Holder) as if its Common Stock had been sold on the last day of the last taxable year for which the Company was a PFIC.

The Mark-to-Market Election Alternative

A U.S. Holder who holds, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if a U.S. Holder has not made a timely QEF election and makes a mark-to-market election after the beginning of its holding period in its Common Stock, then the Section 1291 rules will apply to certain dispositions of, distributions on, and other amounts taxable with respect to such U.S. Holder’s Common Stock. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of its Common Stock as of the close of such tax year over such U.S. Holder’s adjusted basis in its Common Stock. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in its Common Stock over the fair market value of its Common Stock as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Stock included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for Common Stock that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in its Common Stock will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to marketable stock in a PFIC for the taxable year for which the election is made and to any subsequent taxable year unless Common Stock ceases to be marketable, as specifically defined, or the IRS consents to a revocation of such election. If the Company ceases to be a PFIC, a U.S. Holder that has marked its Common Stock to market will not include mark-to-market gain or loss with respect to its Common Stock for any taxable year that the Company is not a PFIC, and if the Company again becomes a PFIC in a taxable year after a year in which it is not treated as a PFIC, a U.S. Holder’s original mark-to-market election, unless revoked or terminated, continues to apply and such U.S. Holder must include any mark-to-market gain or loss in such year.

The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock in a Subsidiary that also is a PFIC. If the Company and any Subsidiary were PFICs, a U.S. Holder would be deemed to own an interest in such Subsidiary for purposes of the PFIC rules. Accordingly, if the Company and any Subsidiary were PFICs and a U.S. Holder made a mark-to-market election with respect to the Company, such U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned stock in such Subsidiary.

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

A dividend received by a U.S. Holder will not be eligible for the dividends-received deduction generally allowed to corporations on the receipt of dividends distributed by U.S. corporations. A dividend paid on Common Stock to a non-corporate U.S. Holder before January 1, 2011 will not be “qualified dividend income”, and therefore will not be eligible for a maximum rate of U.S. federal income tax of 15%, to such U.S. Holder if the Company is a PFIC during either the taxable year in which the distribution occurs or the preceding taxable year.

Foreign Tax Credit

Any foreign income tax withheld with respect to dividends on Common Stock may, subject to a number of complex requirements and limitations (including special limitations to coordinate with the qualified dividend income rules described above), be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning after December 31, 2006, dividends will be “passive category income” or “general category income”. A U.S. Holder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.

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

As of December 31, 2006, we were not subject to any material interest rate risk, foreign currency exchange rate risk or commodity price risk.

Item 12	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15	Controls and Procedures

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the Canadian Securities Administrators and the Securities and Exchange Commission):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2006, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2006, has also issued a report on the effectiveness of our internal controls over financial reporting as of December 31, 2006 under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Item 16	[Reserved]

A.	Audit committee financial expert.

Our board of directors has determined that we have an audit committee financial expert, John R. Brodie, FCA. Mr. Brodie, FCA is the Chair of our audit committee and independent as that term is defined in the listing standards of the Nasdaq Global Market. For more information regarding Mr. Brodie’s experience, see Item 6.A - “Directors and Senior Management”.

B.	Code of Ethics.

We have adopted a Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. Our Code of Business Conduct is available for viewing on our website at www.silverstandard.com.

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2006	Fiscal year ended December 31, 2005
Audit Fees (1)	$280,500	$75,700
Tax Fees (2)	-	$9,000
All Other Fees (3)	-	$4,832
Total	$280,500	$89,532

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

All services provided by our principal accountant in 2006 were pre-approved by our audit committee.

D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP. The major differences between Canadian and US GAAP, as they affect us, are disclosed in note 20 to the audited consolidated financial statements.

The financial statements and notes thereto as required under Item 18 are attached to this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers LLP is included in this Annual Report immediately preceding the financial statements.

Item 19	Exhibits

All Financial Statements and Exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

A.	Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2006, 2005 and 2004 (in Canadian Dollars)	F-1
Auditors’ Report, dated March 1, 2007	F-3
Consolidated Balance Sheets as at December 31, 2006 and December 31, 2005 (in Canadian Dollars)	F-4
Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (in Canadian Dollars).	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (in Canadian Dollars).	F-6
Notes to Consolidated Financial Statements for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (in Canadian Dollars).	F-7

B.	Exhibits

Exhibit Number	Description
1.1
Memorandum, Articles and Certificate of Incorporation incorporated by reference from Exhibit 1.1 to Registration Statement under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on July 13, 1995.

1.2	Notice of Articles and Articles filed under the Business Corporations Act (British Columbia)
12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Mine Development Associates
14.2	Consent of James A. McCrea, P. Geo.
14.3	Consent of Pincock, Allen & Holt, a division of Hart Crowser Inc.
14.4	Consent of Roscoe Postle Associates Inc.
14.5	Consent of Sundance Ventures
14.6	Consent of Snowden Mining Industry Consultants

-114 / 115-

Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(expressed in thousands of Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Vice President, Finance, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Vice President Finance, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors’; assesses our adequacy of the internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, our auditors, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 as stated in their report which appears herein.

“R.A. Quartermain”	“R.A. Mitchell”

Robert A. Quartermain President	Ross A. Mitchell Vice President, Finance

March 1, 2007

Independent Auditors’ Report
To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. as of December 31, 2006 and audits of the Company’s December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2006 and December 31, 2005, and the related consolidated statements of earnings (loss) and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia, Canada
March 1, 2007

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

(expressed in thousands of Canadian dollars, except number of shares)

	2006 $	2005 $

Assets

Current assets
Cash and cash equivalents	229,616	23,030
Silver bullion (note 6)	15,787	14,095
Marketable securities (note 7)	5,817	4,985
Accounts receivable, net of allowance for doubtful accounts $nil (2005 - $nil)	3,746	1,238
Prepaid expenses and deposits	630	496
	255,596	43,844

Restricted cash (note 10)	2,104	190
Restricted silver bullion (note 6)	-	1,692
Value added tax recoverable (note 8)	1,327	-
Mineral property costs and property, plant and equipment (note 9)	211,986	173,562
	471,013	219,288
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	3,074	1,990
Accrued liabilities	1,215	788
Current portion of asset retirement obligations (note 10)	1,073	722
	5,362	3,500
Asset retirement obligations (note 10)	2,336	759
Future income tax liability (note 15)	26,745	21,839
	34,443	26,098
Shareholders’ Equity

Share capital (note 11)	442,265	219,971
Common shares - unlimited shares authorized, no par value
Issued and outstanding 61,646,120 common shares (2005 - 51,849,241)
Value assigned to stock options (notes 11 and 12)	20,798	9,778
Value assigned to warrants (notes 11 and 13)	-	6,965
Contributed surplus	649	-
Deficit	(27,142)	(43,524)
	436,570	193,190
	471,013	219,288
Commitments (note 18)

Approved on behalf of the Board of Directors

“John R. Brodie”	“R.E. Gordon Davis”

John R. Brodie, FCA Chairman of the Audit Committee	R.E. Gordon Davis Director

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Deficit
For the years ended December 31, 2006, 2005 and 2004

 (expressed in thousands of Canadian dollars, except per share amounts)

	2006 $	2005 $	2004 $

Exploration and mineral property costs
Property examination and exploration	267	434	471
Mineral property costs written-off	101	372	-
Reclamation and accretion (note 10)	2,131	507	252

	(2,499)	(1,313)	(723)
Expenses
Salaries and employee benefits	2,160	1,031	692
Salaries and employee benefits - stock-based compensation (note 12)	9,954	3,468	1,783
Depreciation	142	74	57
Internal control over financial reporting	363	226	-
Professional fees	614	176	122
General and administration - other	3,762	2,172	2,202
General and administration - stock-based compensation (note 12)	2,981	567	668
Foreign exchange loss (gain)	75	18	(171)

	(20,051)	(7,732)	(5,353)

Other income (expenses)
Investment income	5,984	881	1,102
Gain (loss) on sale of marketable securities (note 5)	(2,667)	2,289	2,577
Write-up (down) of marketable securities	52	(15)	(52)
Gain on sale of mineral properties	173	20	931
Gain on sale of joint venture interest (note 5)	35,390	-	-
	38,932	3,175	4,558

Earnings (loss) for the year	16,382	(5,870)	(1,518)
Deficit - Beginning of year	(43,524)	(37,654)	(31,632)
Adjustment for stock-based compensation (note 3)	-	-	(4,504)

Deficit - End of year	(27,142)	(43,524)	(37,654)

Earnings (loss) per share (note 4)
Basic and diluted earnings (loss) per share	0.28	(0.11)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2006 $	2005 $	2004 $

Operating activities
Earnings (loss) for the year	16,382	(5,870)	(1,518)
Items not affecting cash
Depreciation	142	74	57
Mineral property costs written-off	101	372	-
Gain on sale of mineral properties	(173)	-	(902)
Stock-based compensation	12,935	4,035	2,451
Write-down (up) of marketable securities	(52)	15	52
Asset retirement obligations	2,053	444	(316)
(Gain) loss on sale of marketable securities	2,667	(2,289)	(2,577)
Foreign exchange gain	(1)	(14)	(7)
Donation of shares	230	-	-
Gain on sale of joint venture interest (note 5)	(35,390)	-	-
Loss on disposal of property, plant and equipment	21	-	-
Changes in non-cash working capital items
Accounts receivable	(2,590)	(576)	(303)
Prepaid expenses and deposits	(134)	(198)	(353)
Accounts payable	1,155	621	545
Accrued liabilities	427	675	53
Current portion of asset retirement obligations	(273)	(240)	312
Increase in foreign value added tax recovery (net)	(1,327)	-	-
Cash used in operating activities	(3,827)	(2,951)	(2,506)

Financing activities
Shares and warrants issued for cash	214,863	1,795	60,334
Share issue cash costs	(11,596)	-	(928)
Cash generated by financing activities	203,267	1,795	59,406

Investing activities
Mineral property costs	(39,379)	(20,933)	(12,796)
Construction in progress	(1,826)	-	-
Purchase of property, plant and equipment	(1,782)	(1,202)	(710)
Purchase of silver bullion	-	-	(15,780)
Proceeds on sale of property, plant and equipment	13	-	53
Cash acquired on business combination	-	-	91
Reclamation deposit advance	-	-	(47)
Purchase of marketable securities	(378)	(2,459)	(2,755)
Proceeds on sale of marketable securities	52,410	3,077	4,319
Increase in investment of restricted cash	(1,912)	-	-
Cash provided by (used in) investing activities	7,146	(21,517)	(27,625)

Increase (decrease) in cash and cash equivalents	206,586	(22,673)	29,275

Cash and cash equivalents - Beginning of year	23,030	45,703	16,428

Cash and cash equivalents - End of year	229,616	23,030	45,703

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are in the business of acquiring, exploring, holding and developing silver mineral properties, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We plan to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. In October 2006, we made a production decision for the Pirquitas property that is located in the province of Jujuy in northwest Argentina. The mine is estimated to require 21 to 24 months to construct at an estimated cost of U.S. $146 million.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property. We will periodically need to obtain additional financing, and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 20.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Subsidiary	Location	Ownership	Project

Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Rio Grande Mining Company	Nevada	100%	Shafter
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

We have entered into a number of joint venture agreements, the most significant of which relate to the Maverick Springs and San Luis properties. We have a 55% interest in each of these two joint ventures. We recognize our proportionate share of exploration costs of each joint venture.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation. These reclassifications have had no impact on previously reported total current assets, total assets, working capital position or results of operations, and does not affect previously reported cash flows from operating or financing activities.

Foreign currency translation

Our functional currency is considered to be the Canadian dollar.

Our subsidiaries are integrated foreign operations which are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the consolidated statements of earnings (loss) unless they relate to a specific mineral property in which case they are capitalized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

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

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost. Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities, holding costs to maintain a property and related foreign exchange amounts are deferred. These costs are amortized using the units-of-production method against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and include plant and equipment related to mineral properties and property and equipment related to corporate offices. Depreciation is calculated over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property. We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Earnings (loss) per common share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

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

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker’s acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

4	EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per share are as follows:

	2006 $	2005 $	2004 $

Earnings (loss) for the year	16,382	(5,870)	(1,518)

Basic weighted-average common shares (000’s)	58,652	51,683	48,311
Dilutive potential from stock options and warrants (000’s)	252	1,876	928

Dilutive weighted-average common shares (000’s)	58,904	53,559	49,239

Earnings (loss) per share:
Basic earnings (loss) per share	0.28	(0.11)	(0.03)
Diluted earnings (loss) per share	0.28	(0.11)	(0.03)

5	SALE OF JOINT VENTURE INTEREST AND MARKETABLE SECURITIES

On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., closed for a gain on sale of $35,390,000. The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000. During the fourth quarter of 2006, all our shares in Pan American were sold for net proceeds of $51,995,000. A loss on sale of marketable securities of $3,101,000 has been recorded to give us a net gain of $32,289,000 from the sale of this interest. This loss on sale of marketable securities was offset by gains of $434,000 on the sale of other marketable securities in 2006.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

6	SILVER BULLION

Balance sheet presentation - December 31, 2006
	Ounces (thousands)	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,954	15,787	29,373	13,586
Restricted silver bullion	-	-	-	-
	1,954	15,787	29,373	13,586

Balance sheet presentation - December 31, 2005
	Ounces (thousands)	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,745	14,095	17,939	3,844
Restricted silver bullion	209	1,692	2,154	462
	1,954	15,787	20,093	4,306

At December 31, 2005, we had lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 9(o)). Under the terms and conditions with its banker, we have the right to lodge collateral in Canadian dollars, US dollars or silver bullion. We had lodged silver bullion as collateral such that it had a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. As at December 31, 2005, 209,454 (2004 - 284,650) ounces of silver bullion were lodged as collateral. In 2006, the reclamation obligation was reduced to US $1,637,000 and we lodged this amount in U.S. dollars, thereby releasing our bullion collateral.

7	MARKETABLE SECURITIES

At December 31, we held shares and share purchase warrants as follows:

			2006	Number of shares / warrants (thousands)		2005
	Number of shares (thousands)	Cost $	Market Value $		Cost $	Market Value $
Esperanza Silver Corporation	5,460	1,591	17,472	5,310	1,508	4,513
Minco Silver Corporation (i)	4,845	3,126	13,567	4,960	3,200	9,424
Silvermex Resources Ltd.	2,500	300	2,050	1,500	150	150
Vista Gold Corp. (ii)	171	294	1,749	171	-	712
Other investments		506	779		127	288
		5,817	35,617		4,985	15,087

(i)	At December 31, 2006, 1,240,000 (2005 - 2,480,000) shares were subject to an escrow agreement.
(ii)	In 2005, we held 171,000 share purchase warrants of Vista Gold Corp. which were exercised in 2006. We hold no share purchase warrants in any company as at December 31, 2006.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid prior to production is recoverable once the company reaches the production stage. In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property. The amount recoverable at December 31, 2006 is estimated to be $1,327,000 (2005 - nil).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

9	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	2006 $	2005 $

Mineral property costs	207,887	171,525
Construction in progress (c)	1,829	-
Mining equipment and machinery (c)	1,298	1,336
Other	1,524	1,126
	212,538	173,987
Accumulated depreciation	(552)	(425)
	211,986	173,562

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

At December 31, mineral property costs are as follows:

	Acquisition costs $	Exploration costs $	Future tax effects $	Total 2006 $	Total 2005 $
Argentina
Diablillos	5,376	1,916	-	7,292	6,885
Manantial Espejo	-	-	-	-	20,955
Pirquitas	56,308	11,020	13,859	81,187	74,927
Other	23	150	-	173	180
Australia
Bowdens	10,892	7,890	3,511	22,293	21,382
Other	-	238	-	238	225
Canada
Silvertip	1,818	254	-	2,072	2,066
Snowfield	125	1,793	-	1,918	-
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	61	-	1,295	1,280
Chile
Challacollo	2,595	3,007	354	5,956	5,513
Other	50	178	-	228	227
Mexico
Pitarrilla	12,980	18,523	1,249	32,752	11,194
San Marcial	1,250	779	290	2,319	2,045
Veta Colorada	3,976	839	-	4,815	584
Other	741	1,394	-	2,135	1,629
Peru
Berenguela	12,936	3,139	6,268	22,343	4,536
San Luis	-	1,537	154	1,691	135
United States
Candelaria	2,981	3,078	154	6,213	5,806
Maverick Springs	637	1,926	36	2,599	2,189
Shafter	2,610	3,240	870	6,720	6,119

	118,925	62,217	26,745	207,887	171,525

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

The components of acquisition and exploration costs incurred during the year are as follows:

	2006 $	2005 $

Balance - Beginning of year	171,525	150,532

Acquisition costs for the year	27,638	1,845

Exploration costs
Assaying	971	1,035
Camp costs	4,370	2,780
Consulting	2,113	1,020
Drafting/engineering	392	995
Drilling	6,283	4,743
Environmental	196	125
Field costs	1,073	2,903
Geology	958	1,292
Labour costs	4,044	2,229
Legal	160	323
Maps and prints	287	20
Property holding costs	1,481	635
Value added tax	(84)	1,138

Exploration costs for the year	22,244	19,238

Property costs associated with future income taxes	7,718	282

Mineral property costs written-off	(101)	(372)
Disposal of mineral property relating to sale of joint venture interest	(21,137)	-

Balance - End of year	207,887	171,525

a)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

b)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a net gain of $32,289,000 (note 5).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina. In October 2006, a production decision was made on this property. The mine is estimated to require 21 to 24 months to construct at a planned cost of US $146 million, plus value added tax. We spent $1,829,200 during the year on construction, including engineering and the purchase of pipes for the gas pipeline, with a further $1,298,000 spent on the purchase of mobile equipment.

d)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

f)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada. The project is contiguous with the silver-gold Sulphurets project.

g)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

h)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. The property is subject to a 5% net profits royalty interest.

i)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty can be acquired at any time for a total of US$1,500,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

j)	Pitarrilla, Mexico

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

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

l)	Veta Colorada, Mexico

In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, we will pay the vendors a total of US$3,500,000, subject to a due diligence review. To December 31, 2005, we paid US$170,000 in non-refundable payments to the vendors and in 2006 we completed the acquisition with a cash payment of $3,300,000 plus US$495,000 of IVA, which is refundable. The property is subject to a 1% net smelter returns royalty.

m)	Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru. The consideration paid was US$2,000,000 in cash (of which US$600,000 was paid in 2005), 530,504 of our common shares with a fair value of $9,814,000 (US$8,000,000) and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of US$3,000,000.

n)	San Luis, Peru

In September 2005, we entered into a joint venture agreement with Esperanza Silver Corporation (Esperanza) for the exploration of the San Luis property located in the Ancash Department, Peru. Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our initial 50% interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, we will incur with Esperanza the next US$1,500,000 of exploration expenditures in proportion to our respective interests. To the end of 2006, US$1,355,000 of the US$1,500,000 has been spent. Once US$1,500,000 has been expended, we can elect to increase our interest to 70% by paying all costs required to complete a feasibility study and our interest can be increased to 80% by paying all costs required to place the property into commercial production.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

o)	Candelaria, U.S.A.

We own a 100% interest in the Candelaria silver mine in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (notes 6 and 10) relating to this property.

p)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (Vista) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, we were to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn our interest. We and Vista would then enter into a joint venture agreement. At December 31, 2005, we had met our expenditure commitment to Vista and vested our interest in the property. We and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and us, and all costs to complete a feasibility study in excess of US$2,000,000. In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner. Subsequent to the end of the year, Newmont’s back-in right expired unexercised.

q)	Shafter, U.S.A.

We own a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid or in process of being renewed. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

10	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2006, we expensed $2,131,000 (2005 - $507,000; 2004 - $252,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2006, $3,409,000 (2005 - $1,481,000) was recorded by us as a provision for future asset retirement obligation expenses for its various mineral properties, of which $1,073,000 (2005 - $722,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The three properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada and the Veta Colorada property located in Mexico.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

A reconciliation of the provision for asset retirement obligations is as follows:

	2006 $	2005 $

Balance - Beginning of year	1,481	1,248

Liabilities settled during the year	(273)	(241)
Accretion expense	273	74
Revisions and new estimated cash flows	1,928	400

Balance - End of year	3,409	1,481

	2006 $	2005 $

Balance sheet presentation
Current portion	1,073	722
Long-term portion	2,336	759

	3,409	1,481

The provision for asset retirement obligations is based on the following key assumptions:

•	asset retirement obligation payments over the next five years are estimated as follows: 2007 - $1,073,000; 2008 - $681,000; 2009 - $565,000; 2010 - $375,000; 2011 - $186,000.

•	total undiscounted cash flows of $4,905,000 (2005 - $2,183,000).

•	expected timing of payments is over the years 2007 to 2017 (2005 - 2006 to 2016).

•	a credit adjusted risk-free rate at which the estimated payments have been discounted at 10% (2005 - 10%).

At December 31, 2006, we have lodged $2,104,000 (2005 - $1,882,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $196,000 (2005 - $190,000) is in the form of cash deposits and $1,908,000 (2005 - $1,692,000) is in the form of a letter of credit. In 2006, the letter of credit was collaterized by the lodging of U.S. dollars and in 2005 the letter of credit was collaterized by the lodging of silver bullion (note 6).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	SHARE CAPITAL

	Number of shares	Amount $
Authorized
Unlimited common shares, no par value

Issued
Balance - December 31, 2003	42,604,832	113,537

Issued during the year
For cash
Private placement (b)	2,955,000	37,132
Exercise of options (note 12)	525,700	2,963
Exercise of warrants (note 13)	2,686,620	13,420
Finder’s fees on private placement (b)	31,250	393
For mineral property	2,680,500	50,089
Value of options exercised (note 12)	-	691
Adjustment (note 3)	-	335
Share subscriptions	92,900	455
Share issue costs (b)	-	(1,513)

Balance - December 31, 2004	51,576,802	217,502

Issued during the year
For cash
Exercise of options (note 12)	259,269	1,610
Exercise of warrants (note 13)	10,000	185
For mineral property	3,170	45
Value of options exercised (note 12)	-	583
Value of warrants exercised	-	46

Balance - December 31, 2005	51,849,241	219,971

Issued during the year
For cash
Public offering (a)	7,200,000	182,663
Exercise of options (note 12)	668,750	6,548
Exercise of warrants (note 13)	1,386,625	25,652
For mineral property	530,504	9,814
Value of options exercised (note 12)	-	2,583
Value of warrants exercised	-	6,400
Donations	11,000	230
Share issue costs	-	(11,596)

Balance - December 31, 2006	61,646,120	442,265

a)
On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US $23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

b)
In January 2004, we issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finder’s fees and other costs relating to this placement for total share issue costs of $1,513,000.

12	STOCK OPTIONS

The changes in values assigned to stock options are as follows:

	2006 $	2005 $	2004 $

Values at January 1	9,778	6,167	171
Adjustment for stock-based compensation (note 3)	-	-	4,169
Values of options issued	13,686	4,194	2,518
Values of options exercised	(2,583)	(583)	(691)
Values of options forfeited or expired	(83)	-	-

Values at December 31	20,798	9,778	6,167

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		2006		2005		2004

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	2,613,200	12.85	1,889,969	10.26	1,845,669	7.37
Granted	2,551,500	29.30	982,500	16.52	570,000	15.36
Exercised	(668,750)	9.79	(259,269)	6.21	(525,700)	5.64
Forfeited	(30,000)	16.73	-		-
Expired	(10,000)	20.50	-		-

Options outstanding at December 31	4,455,950	22.68	2,613,200	12.85	1,889,969	10.26

Options exercisable at December 31	2,253,200	24.48	1,881,950	11.68	1,628,719	9.49

As of December 31, 2006, incentive stock options represent 7.2% (2005 - 5.0%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2006 was $34,750,000.

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47. A further 20,000 in stock options set to expire during the year were extended three years on the same terms as the original grant. The modifications of the terms of the awards have been treated as if it were an exchange of the original award for a new award. The incremental fair value of the re-priced award was $134,000 and the fair value of the extended award was $103,000. The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:
Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)

4.25	15,400	15,400	January 1, 2007	0.0
8.00	170,400	170,400	August 2, 2007	0.6
9.10	252,650	252,650	January 31, 2008	1.1
18.12	10,000	10,000	February 17, 2008	1.1
12.85	180,000	180,000	December 22, 2008	2.0
14.47	25,000	25,000	September 16, 2009	2.7
14.47	32,500	32,500	October 4, 2009	2.8
14.47	387,500	387,500	December 31, 2009	3.0
14.00	70,000	70,000	May 12, 2010	3.4
16.73	791,000	337,250	December 20, 2010	4.0
18.73	40,000	10,000	January 19, 2011	4.1
21.30	926,500	-	July 27, 2011	4.6
24.31	50,000	25,000	September 22, 2011	4.7
27.78	90,000	30,000	November 7, 2011	4.9
35.34	1,415,000	707,500	December 12, 2011	5.0

22.68	4,455,950	2,253,200		3.9

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended December 31, 2006, 2,551,500 (2005 - 982,500) options were granted to employees, directors and consultants at a weighted average strike price of $29.30 (2005 - $16.52) and average fair value of $11.39 (2005 - $5.91) per option based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statements of earnings (loss) and deficit was $12,935,000 in the current year (2005 - $4,035,000; 2004 - $2,451,000) with an additional $751,000 (2005 - $159,000; 2004 - $67,000) value deferred as mineral property costs. Of the amount charged to the statements of earnings (loss) and deficit in 2006, $2,981,000 (2005 - $567,000; 2004 - $668,000) was allocated to general and administration relating to consultants and directors and $9,954,000 (2005 - $3,468,000; 2004 - $1,783,000) was allocated to employee salaries and benefits. The assigned value of options exercised during the year that have been credited to share capital was $2,583,000 (2005 - $583,000; 2004 - $691,000). At December 31, 2006, the non-vested stock option expense not yet recognized was $17,861,000 and this expense is expected to be recognized over the next 2.5 years. The intrinsic value of options exercised (the market value less the exercise price value on the date of exercise) was $9,884,000 in 2006.

The fair value of stock options for all options issued, repriced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:
	2006	2005	2004

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.0	3.7	3.2
Expected life (years)	3.3	2.8	2.7
Expected volatility (%)	47	51	74

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

13	WARRANTS

The changes in warrants outstanding are as follows:

		2006		2005		2004

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding at January 1	1,509,125	18.50	1,519,125	18.50	2,779,520	4.99
Granted	-	-	-	-	1,519,125	18.50
Exercised	(1,386,625)	18.50	(10,000)	18.50	(2,779,520)	4.99
Expired	(122,500)	18.50	-	-	-	-

Warrants outstanding at December 31	-		1,509,125	18.50	1,519,125	18.50

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, we recorded administrative, technical services and expense reimbursements of $363,000 (2005 - $277,000; 2004 - $235,600) from companies related by common directors or officers. At December 31, 2006, accounts receivable include $49,000 (2005 - $77,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

15	INCOME TAXES

a)	The income taxes shown on the consolidated statements of earnings (loss) and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2006	2005	2004

Statutory tax rate	34.1%	34.9%	35.6%

	$	$	$

Earnings (loss) for the year before taxes	16,382	(5,870)	(1,518)

Provision for income taxes based on statutory rates	5,590	(2,047)	(540)
Differences in foreign tax rates	(10)	(104)	(4)
Tax benefits not recognized and other	(5,580)	2,151	544

	-	-	-

b)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

	2006 $	2005 $

Long-term future tax assets
Property, plant and equipment and resource properties	23,320	20,210
Capital and non-capital loss carry-forwards	16,986	16,450
Foreign resource pools	7,446	6,544
Share issuance costs	3,133	247
Marketable securities	1,082	-
Other	205	-

Total future tax assets	52,172	43,451

Long-term future tax liabilities
Future income tax liability for resource properties	(58,305)	(46,097)

Valuation allowance for future tax assets (i)	(20,612)	(19,193)

Future income tax liability	(26,745)	(21,839)

(i)
Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2006.

c)	At December 31, the company has the following estimated operating losses:

	2006 $	2005 $

Argentina	9,400	9,200
Australia	9,500	8,200
Canada	2,600	8,900
Chile	64	67
Mexico	21,000	11,000
Peru	479	210
U.S.A.	10,000	8,700

The operating losses expire between 2007 to 2026, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The company has capital losses in Canada of $3,473,000 (2005 - $3,473,000), which are available indefinitely, but can only be utilized against future taxable capital gains.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2006, 2005 and 2004, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2006 $	2005 $	2004 $
Non-cash financing activities
Shares issued for mineral properties	9,814	45	50,089
Shares acquired for mineral property	(250)	-	(911)
Shares issued for donations	230	-	-

Non-cash investing activities
Mineral properties acquired through issuance of shares	(9,814)	(45)	(50,089)
Shares acquired for mineral properties	250	-	911

No income taxes or interest was paid in 2006, 2005 or 2004.

17	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 9. Substantially all of our earnings or losses for the years ended December 31, 2006, 2005 and 2004 were incurred in Canada. Segmented assets by geographic location are as follows:

								2006
	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Mineral property costs and property, plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986

								2005
	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Mineral property costs and property, plant and equipment	104,283	21,608	7,581	5,740	15,565	4,671	14,114	173,562

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	COMMITMENTS

We have committed to payments under operating leases for the rental of our corporate head office space in Vancouver. The future minimum payments are $274,000 in 2007 and $67,000 in 2008.

19	FINANCIAL INSTRUMENTS

a)	Fair value

The estimated fair values of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, and accounts payable and accrued liabilities represent their fair value unless otherwise disclosed. The fair value of marketable securities is disclosed in note 7 and the fair value of silver bullion is disclosed in note 6.

b)	Foreign exchange risk

Foreign exchange risk arises from changes in foreign currency fluctuations. We do not use any derivative instruments to reduce our exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and accounts receivable. We deposit cash and cash equivalents in high credit quality financial instruments. We have no security or collateral for funds held in these financial instruments.

20	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

a)
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (SEC) (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, for which commercially mineable revenues do not exist. When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for our Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. Under Canadian GAAP, marketable securities are valued at the lower of cost and market with any write-down recorded as a charge to earnings.

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

v)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years have not been restated.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period. For unvested awards outstanding as of the effective date, compensation will be recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative affect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 between Canadian and U.S. GAAP.

b) Consolidated summarized balance sheets:

			2006			2005

	Canadian GAAP $	Adjustments $	U.S. GAAP $	Canadian GAAP $	Adjustments $	U.S. GAAP $

Assets
Current assets (a)ii)	255,596	29,800	285,396	43,844	10,102	53,946
Mineral property costs (a)i)	207,887	(203,858)	4,029	171,525	(171,525)	-
Other assets	7,530	-	7,530	3,919	-	3,919

	471,013	(174,058)	296,955	219,288	(161,423)	57,865

Liabilities
Current liabilities	5,362	-	5,362	3,500	-	3,500
Other liabilities	29,081	(26,745)	2,336	22,598	(21,839)	759

	34,443	(26,745)	7,698	26,098	(21,839)	4,259

Shareholders’ Equity
Share capital (a)iii)	442,265	(1,198)	441,067	219,971	(1,198)	218,773
Stock options (a)v)	20,798	(5,459)	15,339	9,778	(5,459)	4,319
Warrants	-	-	-	6,965	-	6,965
Contributed surplus	649	-	649	-	-	-
Accumulated other comprehensive income (a)ii)	-	29,800	29,800	-	10,102	10,102

Deficit (a)i) and (a)iii)	(27,142)	(170,456)	(197,598)	(43,524)	(143,029)	(186,553)

	436,570	(147,313)	289,257	193,190	(139,584)	53,606

	471,013	(174,058)	296,955	219,288	(161,423)	57,865

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	Consolidated summarized statements of loss:

	2006 $	2005 $	2004 $

Earnings (loss) in accordance with Canadian GAAP	16,382	(5,870)	(1,518)
Mineral property costs for the year (a)i)	(45,671)	(21,083)	(62,560)
Mineral property costs written-off during the year (a)i)	101	372	-
Stock-based compensation (a)v)	-	-	2,398
Gain on sale of joint venture interest	18,143	-	-

Loss in accordance with U.S. GAAP	(11,045)	(26,581)	(61,680)
Other comprehensive income (a)ii)
Unrealized gain (loss) on available-for-sale securities (a)ii)	17,083	9,583	(2,955)
Reclassification adjustments for realized (gain) loss on available-for-sale securities	2,615	(2,274)	(2,525)

Total comprehensive earnings (loss) in accordance with U.S. GAAP	8,653	(19,272)	(67,160)

Basic and diluted loss per share in accordance with U.S. GAAP	(0.19)	(0.51)	(1.28)

Basic and diluted weighted-average common shares (000’s)	58,652	51,683	48,311

d)	Consolidated summarized statements of cash flows:

	2006 $	2005 $	2004 $

Cash flows from operating activities
Pursuant to Canadian GAAP	(3,827)	(2,951)	(2,506)
Mineral property costs (a)i)	(35,980)	(20,933)	(12,796)

Pursuant to U.S. GAAP	(39,807)	(23,884)	(15,302)

Cash flows from investing activities
Pursuant to Canadian GAAP	7,146	(21,517)	(27,625)
Mineral property costs (a)i)	35,980	20,933	12,796

Pursuant to U.S. GAAP	43,126	(584)	(14,829)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

e)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)  Accounts receivable
	2006 $	2005 $

Value added tax	2,233	786
Other receivables	1,513	452
	3,746	1,238

ii)  Pro-forma stock-based compensation disclosures

We adopted the fair value method of valuing stock options granted to employees on January 1, 2005. Had we recognized employee stock-based compensation expense under the fair value method based on the fair value of awards at the grant date consistent with the provisions of Statement of Financial Accounting Standards No. 123, the company’s loss and loss per share under U.S. GAAP would have been as follows:

	2006 $	2005 $	2004 $

Loss in accordance with U.S. GAAP	(11,045)	(26,581)	(61,680)

Add: Employee stock-based compensation expense included in reported earnings (loss)	12,534	3,838	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(12,534)	(3,838)	(2,330)
Pro-forma loss under U.S. GAAP	(11,045)	(26,581)	(64,010)

Pro forma basic and diluted loss per share in accordance with U.S. GAAP	(0.19)	(0.51)	(1.32)

The fair value of each option granted to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.1	3.8	3.2
Expected life (years)	3.4	2.9	2.7
Expected volatility (%)	49.4	50.4	74.0

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

The weighted average fair value of options granted to employees for the year ended December 31, 2006 was $11.55 (2005 - $5.89; 2004 - $7.41).

iii)  Development stage enterprise

We meet the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:
Period from October 1, 1993 (inception) to December 31, 2006 $

Mineral property exploration and reclamation	223,460
General and administration, salaries, professional fees	44,532
Other income	(69,418)

Net loss for the period from October 1, 1993 to December 31, 2006, being the deficit accumulated during the development stage	198,574
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2006	197,598

Consolidated cash flows:
Period from October 1, 1993 (inception) to December 31, 2006 $
Operating activities	(150,438)
Investing activities	22,231
Financing activities	356,692

Increase in cash and cash and cash equivalents	228,485
Cash and cash equivalents - October 1, 1993	1,131
Cash and cash equivalents - December 31, 2006	229,616

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

iv)  Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares		Values	Values	Other Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$
Balance - October 1, 1993		3,409,791	2,272	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	2,108
For mineral properties	0.72	25,000	18	-	-	-	-	18
Assigned value to options issued		-	312	-	-	-	-	312
Gain (loss) for year		-	-	-	-	2,102	155	2,257
Balance - September 30, 1994		6,244,791	4,710	-	-	2,102	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	18
Gain (loss) for year		-	-	-	-	(1,046)	(2,459)	(3,505)
Balance - September 30, 1995		8,904,791	7,686	-	-	1,056	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	8,000
Non-cash
- Mineral properties	5.21	85,000	443	-	-	-	-	443
- Finder’s fees		-	(554)	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	17
Gain (loss) for year		-	-	-	-	(58)	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	998	(10,202)	17,278
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	1,541
- Finder’s fees	5.00	20,000	100	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	(537)	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	461	(28,759)	7,064
Issued for cash
- Exercise of options	5.70	10,000	57	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	(454)	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	7	(35,145)	3,942

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares		Values	Values	Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	(1,033)	-	-	-		(1,033)
- On business combination	1.75	2,285,451	5,142	-	-	-	-	5,142
- Share issue costs		-	(116)	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	8	(8,672)	(8,664)
Balance - December 31, 1999		20,438,047	46,289	-	-	15	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	61
- Finder’s fees	1.50	86,666	130	-	-	-	-	130
- Fractional shares repurchased		(48)	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	(13)	(5,777)	(5,790)
Balance - December 31, 2000		24,266,458	52,247	-	-	2	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	2,882
- Finder’s fees	2.35	59,270	139	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	326	-	-	326
- Share issue costs		-	(165)	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	(15,317)	(15,317)
Balance - December 31, 2001		30,913,953	66,277	-	326	2	(64,911)	1,694
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	1,258
- Finder’s fees	4.01	80,640	323	-	-	-	-	323
- On conversion of conv. debenture	4.80	360,636	2,092	-	-	-	-	2,092
- For mineral properties payable	5.49	596,917	3,280	-	-	-	-	3,280
- Assigned values to options issued		-	-	161	-	-	-	161
- Assigned value of exercised options/warrants		-	339	(13)	(326)	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	1,045	(19,282)	(18,237)
Balance - December 31, 2002		39,190,887	99,679	148	-	1,047	(84,193)	16,681

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares		Values	Values		Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	Contributed Surplus	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$	$
Issued for cash
- Exercise of options	3.99	536,372	2,140	-	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	-	11,089
- Subscriptions received on warrants		-	455	-	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	-	75
- Assigned values to options issued		-	-	187	-	-	-	-	187
- Assigned value of exercised options		-	165	(165)	-	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	-	7,226	(14,099)	(6,873)
Balance - December 31, 2003		42,604,832	114,161	170	-	-	8,273	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	192	-	-	-	585
- Assigned values to options issued		-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	-	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	(5,480)		(5,480)
Balance - December 31, 2004		51,576,802	216,875	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	45
- Assigned values to options issued		-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	7,309	(26,581)	(19,272)
Balance - December 31, 2005		51,849,241	218,773	4,319	6,965	-	10,102	(186,553)	53,606
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	19,698	(11,045)	8,653
Balance - December 31, 2006		61,646,120	441,067	15,339	-	649	29,800	(197,598)	289,257

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

v)	Rental Expense The total rent expense charged to the statement of earnings (loss) in 2006 was $266,000 (2005 - $244,000; 2004 - $141,000).

f)	Impact of recently issued accounting standards

i)
Emerging Issues Task Force issued EITF 04-06, “Accounting for Stripping Costs in the Mining Industry”. The consensus concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective in 2006 and had no effect on our results of operations or financial position.

ii)
In June 2006 FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of SFAS Statement No. 109”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end. We do not expect the adoption of this Interpretation to have a significant effect on our results of operations or financial position.

iii)
In September 2006 FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Position and Operating Results

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. In October 2006, we announced the production decision on our Pirquitas property in Argentina. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 is prepared as of March 1, 2007 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

FINANCIAL HIGHLIGHTS FOR 2006

•	In April we closed the sale of our 50% interest in the Manantial Espejo property in Argentina for a gain of $35.4 million.

•	In May we closed a public offering of 7.2 million common shares for net proceeds of $171.1 million.

•	We completed a feasibility study update on our Pirquitas property in Argentina and in October we announced the production decision for this property.

•	We completed the acquisition of the Berenguela property in Peru and the Veta Colorada property in Mexico.

•	We had record earnings of $16.4 million or $0.28 per share and ended the year with a record $250.2 million in working capital, including $229.6 million of cash with no debt.

•
We had record cash exploration investment of $39.4 million on our various mineral properties with significant results reported at our San Luis joint venture property in   Peru, our Pitarrilla property in Mexico and our Snowfield property in Canada.

PIRQUITAS PRODUCTION DECISION

In October 2006, we made a production decision on our Pirquitas property. This property is located in the province of Jujuy in northwest Argentina and is expected to produce in excess of nine million ounces of silver per year over a nine- year mine life. The mine is also estimated to produce in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc annually. The mine is estimated to require 21-24 months to construct at an estimated cost of US$146 million, plus value added tax that is recoverable. In the fourth quarter of 2006, engineering commenced and equipment purchases were made including the purchase of the ball mill.

FINANCIAL REVIEW

We had net earnings for the year ended December 31, 2006 of $16,382,000, or $0.28 per share, compared to a net loss of $5,870,000 or $0.11 per share in 2005.

The net earnings in 2006 included a $35,390,000 gain on disposal of our joint venture interest in the Manantial Espejo property. Offsetting some of the impact of this gain were higher expenses and higher non-cash stock-based compensation expenses.

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31
Exploration and mineral property costs	2006 $	2005 $
Property examination and exploration	267,000	434,000
Mineral property costs written-off	101,000	372,000
Reclamation and accretion	2,131,000	507,000
	2,499,000	1,313,000

We incurred $267,000 in property examination and exploration expenditures in 2006 compared to $434,000 in 2005. As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2006. In 2006, $136,000 of the amount spent on exploration was in Peru and $90,000 in Mexico. In 2006, we wrote-off $101,000 in mineral property costs compared to write-offs of $372,000 in 2005. One property in Mexico and one property in Argentina were written off in 2006.

Reclamation and accretion expense in 2006 amounted to $2,131,000 compared to $507,000 in 2005. The various components of the expense were: $243,000 of accretion in 2006 compared to $44,000 of accretion in 2005, $77,000 of cash site restoration and clean-up costs in 2006 compared to $63,000 of cash site restoration and clean-up costs in 2005 and $1,811,000 of changes in estimates of the amount or timing of underlying future cash flows in 2006 compared to $400,000 of changes in estimates of the amount or timing of underlying future cash flows in 2005. The increase in expense in 2006 relates to a revised provision at the Silver Standard Mine property in northern British Columbia. During the second quarter of 2006, we submitted to the regulatory authorities a report from our environmental consultants outlining conceptual plans for reclamation of this site. From this report we had sufficient information to re-estimate and record the value of the liability associated with this property.

	Year ended December 31
Expenses	2006 $	2005 $
Salaries and employee benefits	2,160,000	1,031,000
Salaries and employee benefits - stock-based compensation	9,954,000	3,468,000
Depreciation	142,000	74,000
Internal control over financial reporting	363,000	226,000
Professional fees	614,000	176,000
General and administration - other	3,762,000	2,172,000
General and administration - stock-based compensation	2,981,000	567,000
Foreign exchange loss	75,000	18,000
	20,051,000	7,732,000

Salaries and employee benefits for 2006 were $2,160,000 compared to $1,031,000 in 2005. The $1,129,000 increase in salaries and benefits over 2005 is the result of a number of factors including the impact of salary adjustments that were effective at the beginning of 2006 and higher bonus payments. In May 2006, we made a non-recurring $500,000 bonus payment to certain employees following the successful closing of our public offering where net proceeds of $171 million were raised. In December 2006, the bonus payments were $286,000 higher than the payments made in 2005.

Depreciation expense during 2006 was $142,000 compared to $74,000 recorded in 2005. The increase is mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

We incurred $363,000 in internal control over financial reporting costs during 2006 compared to $226,000 in 2005. We established this cost category in 2005 to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $137,000 compared to $89,000 in 2005 for allocations of our staff time and expenses and $226,000 for services of external consultants and auditors compared to $137,000 in 2005.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2006 were $614,000 compared to $176,000 in 2005. The $438,000 increase in expenses in 2006 over the prior year relates to higher accounting, tax and legal fees. These higher costs are expected to continue as we grow and develop our properties into producing mines.

General and administrative expenses for 2006 were $3,762,000 compared to $2,172,000 in 2005. The large $1,590,000 increase over 2005 relates to several areas, a number of which are non-recurring. During the year we commenced discussions with lenders relating to project financing of the Pirquitas property. We have maintained in the discussions that we wanted a nominal amount of silver hedging in order to maximize our exposure to the price of silver. Late in 2006, we terminated our project financing discussions with one lender and wrote off $498,000 in lender fees and due diligence costs. We are continuing financing discussions with various lenders but these discussions will not affect our construction timetable for the Pirquitas property as we have sufficient liquidity already in place. In 2006, we made $351,000 in donations compared to $23,000 in 2005. In 2006, we made donations totaling $230,000 to the University of New Brunswick and the University of British Columbia to further mineral exploration and mining education. As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in the mining industry. These donations will help ensure our prominence in the minds of the best and brightest. Consulting fees in 2006 have increased in the areas of public relations and in the hiring costs of new technical staff as we move towards production. During 2006, we used a placement agency for the search of a Senior Vice President, Operations and a Manager of Environmental and Community Relations. We continue our search for a Senior Vice President, Operations and expect to announce a hiring by the second quarter of 2007. Other areas where we experienced higher general and administrative costs were in the areas of insurance, listing and filing fees, travel, director expenses and an event in recognition of our 60th anniversary celebration. Expenditures in these areas, other than the 60th anniversary, are expected to continue to increase as we grow.

Stock-based compensation expense for 2006 was $12,935,000 compared to $4,035,000 in 2005. Due to the intense competition for skilled employees currently existing in the mining business and, in order to ensure we remain competitive within our peer group, in 2006 we employed a compensation consultant to assist us in our remuneration policies. Their report resulted in a greater number of options being granted in 2006 compared to 2005. Of the current year’s expense, $2,981,000, compared to $567,000 in 2005, related to general and administration for directors and consultants and $9,954,000, compared to $3,468,000 in 2005, related to employee salaries and benefits. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $751,000 in stock-based compensation was assigned to mineral property costs in 2006 compared to $159,000 in 2005.

	Year ended December 31
Other income (expenses)	2006 $	2005 $
Investment income	5,984,000	881,000
Gain (loss) on sale of marketable securities	(2,667,000)	2,289,000
Write-up (down) of marketable securities	52,000	(15,000)
Gain on sale of mineral properties	173,000	20,000
Gain on sale of joint venture interest	35,390,000	-
	38,932,000	3,175,000

Investment income was $5,984,000 for 2006 compared to $881,000 in 2005. The large increase in investment income results from interest earned on the larger cash balances from the closing of the $171,067,000 public offering in May and the sale of marketable securities in the last quarter of 2006.

In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp. We received 1,950,000 common shares of Pan American valued at $55,056,000 recording a gain on sale of $35,390,000. During the last quarter of 2006, we sold all our Pan American shares for proceeds of $51,955,000. A $3,101,000 loss on sale of marketable securities was recorded with the result that the net gain relating to our joint venture interest sale was $32,289,000. Gains of $434,000 were recorded on the sale of other marketable securities and this compares to gains of $2,289,000 recorded in 2005.

In 2006, we sold a number of mineral properties for a gain of $173,000 compared to gains of $20,000 in 2005.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31
	2006 $	2005 $	2004 $
Total revenues	nil	nil	nil
Earnings (loss) for year	16,382,000	(5,870,000)	(1,518,000)
Basic and diluted earnings (loss) per share	0.28	(0.11)	(0.03)
Total assets	471,013,000	219,288,000	217,457,000
Long term debt	nil	nil	nil
Working capital	250,234,000	40,344,000	61,582,000
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $	Earnings (Loss) Per Share $
December 31, 2006	nil	(1) (1,701,000)	(0.02)
September 30, 2006	nil	(2) 2,695,000	0.04
June 30, 2006	nil	(3) 16,469,000	0.28
March 31, 2006	nil	(1,081,000)	(0.02)
December 31, 2005	nil	(4) (3,908,000)	(0.07)
September 30, 2005	nil	(5) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)

Explanatory notes:
(1)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(2)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(3)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(4)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(5)	Includes $1,323,000 in gains on sale of marketable securities.

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flow from operations was a usage of $3,827,000 in 2006, compared to a usage of $2,951,000 in 2005. This increase is due to increases in salaries, professional fees, general and administrative costs and charges to non-cash working capital items offset partially by higher investment income.

Financing Activities

During 2006, a net total of $203,267,000 was raised by issuing new equity compared to $1,795,000 in 2005. The following table shows how the funds were raised:

	Year ended December 31
	2006 $	2005 $
Public offering	182,663,000	-
Exercise of stock options	6,548,000	1,610,000
Exercise of warrants	25,652,000	185,000
Share issue costs	(11,596,000)	-
	203,267,000	1,795,000

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US$23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000. There were no public or private share offerings in 2005.

A total of 668,750 shares were issued on the exercise of stock options for total proceeds received of $6,548,000 in 2006 compared to 259,269 shares issued on the exercise of stock options for total proceeds received of $1,610,000 in 2005. The weighted average price received on the exercise of options was $9.79 per share in 2006 compared to $6.21 in 2005. A further 1,386,625 shares were issued in 2006 for proceeds of $25,652,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share, compared to 10,000 shares issued in 2005 for proceeds of $185,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2006 compared to 2005 is as follows:
	Year ended December 31
	2006 $	2005 $
Berenguela	2,079,000	2,947,000
Bowdens	579,000	308,000
Candelaria	401,000	375,000
Challacollo	407,000	695,000
Diablillos	407,000	534,000
Manantial Espejo	182,000	3,691,000
Maverick Springs	404,000	341,000
Pirquitas	5,046,000	4,271,000
Pitarrilla	21,083,000	5,789,000
San Luis	1,402,000	135,000
Shafter	499,000	365,000
Snowfield	1,911,000	-
Veta Colorada	4,103,000	569,000
Other	876,000	913,000
	39,379,000	20,933,000

We spent a record $39,379,000 on our various mineral properties compared to our previous year record of $20,933,000. The preceding table shows the allocation of cash expenditures by our main properties. In 2006, by far the most active property was the Pitarrilla property in Mexico. A total of $21,083,000 or a little over half of our total mineral property expenditures was spent on this property and of this amount, $9,473,000 was on exploration with the remainder on land acquisitions. This compares to $5,789,000 spent in 2005. We continued our exploration of this property in 2006 with the completion of over 40,000 meters of diamond drilling in 118 holes. We also continued our acquisition of land underlying to our mineral rights. The second most active property was at our Pirquitas property, where $5,046,000 was spent in 2006 compared to $4,271,000 in 2005. We completed the update of the feasibility study in the first quarter of 2006 and work continued advancing the property leading to the production decision in October 2006. Also in 2006, we completed our acquisition of both the Berenguela property in Peru and the Veta Colorada property in Mexico. A further $1,911,000 was spent at our Snowfield property in British Columbia and $1,402,000 was spent at the San Luis property. We funded the initial US$500,000 of exploration expenditures on the San Luis property, thereby earning a 55% interest. Our agreement with Esperanza Silver Corporation calls for the next US$1,500,000 of exploration expenditures in our respective interests. To the end of 2006, US$1,355,000 of this amount had been spent. Once we reach the US$1,500,000, we may elect to increase our interest to 70% by paying all cost required to complete a feasibility study and this interest can be increased to 80% by paying all costs required to place the property into commercial production. We expect to make our election to earn 70% interest in the first half of 2007. We also have a significant equity interest in Esperanza.

Construction in Progress

We spent $1,826,000 during the year relating to the construction of the Pirquitas property. The main expenditures include engineering and the purchase of pipe for the gas pipeline that will be used to produce the power at the mine site.

Property, Plant and Equipment

We spent $1,782,000 on property, plant and equipment in 2006 and this compares to $1,202,000 spent in 2005. Of the amount spent in 2006, $1,298,000 relates to the ball mill and mobile equipment for the Pirquitas property and the balance relates to furniture, equipment and leasehold improvements relating to an expansion of our corporate head office in Vancouver.

Proceeds on Sale of Marketable Securities

We received $52,410,000 in proceeds on the sale of marketable securities in 2006 compared with $3,077,000 in 2005. Of the amount received in 2006, $51,955,000 related to the sale of Pan American Silver Corp. shares and $455,000 related to sales of various other marketable securities.

Liquidity

With our cash position and market value of our silver bullion and marketable securities, we have slightly under $295 million of liquidity at December 31, 2006 and no debt. This strong position will provide us with sufficient funds to meet all our corporate, development, administrative and mineral property obligations for 2007. We will continue to have discussions with project lenders for a portion of the construction costs of the Pirquitas mine but funds are in place now to complete this construction over the next two years.

Cash

At December 31, 2006, we had a cash balance of $229,616,000 and no debt. This compares to a cash balance of $23,030,000 at December 31, 2005, also with no debt.

Silver Bullion

We hold 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of our silver bullion was $29,373,000 for an unrealized gain of $13,586,000 at December 31, 2006 compared to a market value of $20,093,000 for an unrealized gain of $4,306,000 at December 31, 2005. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves and to provide maximum exposure to silver. Our silver bullion is a highly liquid asset.

Marketable Securities

Our marketable securities at December 31, 2006 have a carried cost of $5,817,000 and a market value of $35,617,000 for an unrealized gain of $29,800,000 compared to a carried cost of $4,985,000 and a market value of $15,087,000 for an unrealized gain of $10,102,000 at December 31, 2005. These investments were made in various mineral exploration companies and are considered to be liquid.

Long-term Contractual Obligations

The following table discloses our contractual obligations for office rent of our Vancouver office:

		Payments due by Period
	Total $	Less Than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	341,000	274,000	67,000	-	-

ADDITIONAL DISCLOSURES

Controls and Procedures

Disclosure Control and Procedures

Our management, with the participation of the President and Vice President, Finance, have evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the CSA and the SEC) as at December 31, 2006, and have concluded that such disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2006, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2006, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Related Party Transactions

During the year ended December 31, 2006, we recorded expense reimbursements of $363,000, compared to $277,000 in 2005, from companies related by common directors or officers. At December 31, 2006, accounts receivable include $49,000, compared to $77,000 in 2005 from these related parties. Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the models are developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties.

In 2006, two properties were written-off and a $101,000 expense was recorded. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Stock-based compensation

We provide compensation benefits to its employees, directors, officers and consultants through a share option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the company’s stock. The company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Changes in Accounting Policies

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker’s acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. We value our marketable securities and silver bullion at the lower of cost and market. There were unrealized gains of $29,800,000 relating to marketable securities and $13,586,000 relating to silver bullion at December 31, 2006 compared to unrealized gains of $10,102,000 relating to marketable securities and $4,306,000 relating to silver bullion at December 31, 2005.

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

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at March 1, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	61,871,570	-	-
Stock options	4,230,500	8.00 - 35.34	0.3 - 4.8
Fully diluted	66,102,070	-	-

RISKS AND UNCERTAINTIES

The Pirquitas property is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas property is our only mineral property currently under development. The development of our Pirquitas property and the future development of any other properties found to be economically feasible and approved by the board will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power materials and supplies.

The costs, timing and complexities of mine construction and development for our Pirquitas property and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas property or any of our other mineral properties.

    We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration and development company and have no revenue from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties, other than the Pirquitas property. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources (cash and cash equivalents of $229,616,000, silver bullion of $15,787,000 and marketable securities of $5,817,000 as of December 31, 2006), do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. We intend to fund our immediate plan of operations and the development of our Pirquitas property from our working capital. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas property and generate operating revenue or obtain additional external financing.

The sources of external financing that we may use for these purposes include public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.

We have a history of losses and expect to incur losses for the foreseeable future.

We recorded a profit of $16,382,000 for the year ended December 31, 2006, but have incurred losses during each of the following periods:

•	$5,870,000 for the year ended December 31, 2005; and

•	$1,518,000 for the year ended December 31, 2004.

We expect to continue to incur losses unless and until such time as the Pirquitas property enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Pirquitas property and any other mineral property will require the commitment of substantial financial resources.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot assure you that we will ever achieve profitability.

    There are differences in U.S. and Canadian practices for reporting mineral resources.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report ‘‘resources’’ as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin and zinc may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently dangerous and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•  unusual or unexpected geological formations;

•  metallurgical and other processing problems;

•  metal losses;

•  environmental hazards;

•  power outages;

•  labor disruptions;

•  industrial accidents;

•  periodic interruptions due to inclement or hazardous weather conditions;

•  flooding, explosions, fire, rockbursts, cave-ins and landslides; and

•  the inability to obtain suitable or adequate machinery, equipment or labor.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•  global or regional consumption patterns;

•  the supply of, and demand for, these metals;

•  speculative activities;

•  the availability and costs of metal substitutes;

•  expectations for inflation; and

•  political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas property and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas property is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•  environmental protection;

•  the management and use of toxic substances and explosives;

•  the management of natural resources;

•  the exploration of mineral properties;

•  exports;

•  price controls;

•  taxation and mining royalties;

•  labor standards and occupational health and safety, including mine safety; and

•  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.

We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

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

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

    Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•  political instability and violence;

•  war and civil disturbance;

•  labor unrest;

•  expropriation or nationalization;

•  changing fiscal regimes and uncertain regulatory environments;

•  fluctuations in currency exchange rates;

•  high rates of inflation;

•  changes to royalty and tax regimes;

•  underdeveloped industrial and economic infrastructure; and

•  the unenforceability of contractual rights and judgments.

There can be no assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•  establish ore reserves through drilling and metallurgical and other testing techniques;

•  determine metal content and metallurgical recovery processes to extract metal from the ore; and

•  construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our revenue, if any, will be in U.S. dollars while certain of our costs are incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of our Pirquitas property, our costs denominated in the currency of Argentina have increased significantly over past levels and we have significantly greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

    We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we face competition for qualified personnel and equipment for our Pirquitas property, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas property to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, Vista Gold Corporation, and Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). In addition, our Senior Vice President, Joseph J. Ovsenek, is a director of Esperanza Silver Corporation (with which we have an agreement for the exploration of silver projects in Peru). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives, including Mr. Quartermain, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas property and our other activities may have a material adverse effect on our business and financial condition.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the law of, and headquartered in, British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States securities laws.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a PFIC), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

- END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ Robert A. Quartermain Robert A. Quartermain, President & Director
Date: March 15, 2007

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

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 15, 2007

/s/ Robert A. Quartermain
____________________________
Robert A. Quartermain
President

-117 / 118-

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

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  March 15, 2007

/s/ Ross A. Mitchell
____________________________
Ross A. Mitchell
Vice President, Finance

-119 / 120-

Exhibit 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 15, 2007

/s/ Robert A. Quartermain
____________________________
Robert A. Quartermain
President

Exhibit 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 15, 2007

/s/ Ross A. Mitchell
____________________________
Ross A. Mitchell
Vice President, Finance