Form 20-F
SILVER STANDARD RESOURCES INC
filed 2008-03-31
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________to ____________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report
Commission file number               0-26424
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
62,569,447
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

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by any forward-looking statements made by us or on our behalf, including, without limitation:

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	our history of losses and expectation of future losses;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	commodity price fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to delay or failure to obtain required permits, or non-compliance;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties and qualified personnel;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	our ability to attract and retain qualified personnel and management;

•	enforcement of U.S. judgments and laws in Canada;

•	our ability to maintain adequate control over financial reporting; and

•	our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

- v -

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report under the heading “Risk Factors” and elsewhere in this Annual Report. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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

grade - the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/ton).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This Annual Report uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003
1.Revenues	Nil	Nil	Nil	Nil	Nil
2.Earnings (Loss) for year(1)	($34,125)	$16,382	($5,870)	($1,518)	($3,938)
3.Earnings (Loss) per common share(1)	($0.55)	$0.28	($0.11)	($0.03)	($0.10)
4.Total assets	$498,844	$471,013	$219,288	$217,457	$92,812
5.Long term obligations and redeemable preferred stock(2)(3)	Nil	Nil	Nil	Nil	$75
6.Share capital	$459,888	$442,265	$219,971	$217,502	$113,537
7.Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.Number of shares	62,569,447	61,646,120	51,849,241	51,576,802	42,604,832
(1) All of our operations are continuing. (2) No preferred stock has been issued. (3) Excludes asset retirement obligations.

The selected financial data is presented in Table No. 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table No. 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003
1.Revenues	Nil	Nil	Nil	Nil	Nil
2.Loss for year(1)	$72,545	$11,045	$26,581	$61,680	$14,099
3.Loss per common share(1)	$1.17	$0.19	$0.51	$1.28	$0.35
4.Total assets	$258,058	$296,955	$57,865	$69,718	$26,993
5.Long term obligations and redeemable preferred stock(2)(3)	Nil	Nil	Nil	Nil	$75
6.Share capital	$458,690	$441,067	$218,773	$216,875	$114,161
7.Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.Number of shares	62,569,447	61,646,120	51,849,241	51,576,802	42,604,832
(1) All of our operations are continuing. (2) No preferred stock has been issued. (3) Excludes asset retirement obligations.

Reference is made to note 18 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, the average rates for each period, and the range of high and low rates for each period.  Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

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

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2007	1.07	1.19	0.92	0.99
Fiscal Year Ended December 31, 2006	1.13	1.17	1.10	1.17
Fiscal Year Ended December 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended December 31, 2004	1.30	1.40	1.18	1.20
Fiscal Year Ended December 31, 2003	1.40	1.58	1.29	1.29

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.05	1.00	1.00	1.02	1.03	1.02
Low	0.99	0.95	0.92	0.98	0.99	0.97

On March 28, 2008, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.0180.

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

The Pirquitas Project is our only mineral property currently under development.  The development of the Pirquitas Project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

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

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a development stage company and have no revenue from operations and no ongoing mining operations of any kind. Other than the Pirquitas Project, all of our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties and we will be required to acquire additional properties.

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

We have limited financial resources. We had cash and cash equivalents of $80.6 million, silver bullion of $15.8 million (sold in March 2008, for an approximately $39.6 million) and marketable securities of $33.2 million as of December 31, 2007. Since such date, we have expended funds on, among other things, the advancement of the Pirquitas Project at a rate reflecting its advanced development stage and consistent with the announced estimated capital costs of US$220 million to complete construction of the project in the fourth quarter of 2008. We do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means.  In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt.  In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.

We have a history of losses.

We recorded a loss of $34.1 million for the year ended December 31, 2007, and have incurred a profit and loss during each of the following periods:

•	profit of $16.4 million for the year ended December 31, 2006; and

•	loss of $5.9 million for the year ended December 31, 2005.

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

Our resource estimates are not directly comparable to those made in filings subject to the United States Securities and Exchange Commission (the “SEC”) reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

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

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.  Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot assure you that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

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

We cannot assure you that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

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

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbance;

•	labor unrest;

•	expropriation or nationalization;

•	changing fiscal regimes and uncertain regulatory environments;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;

•	underdeveloped industrial and economic infrastructure; and

•	the unenforceability of contractual rights and judgments.

We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.

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

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our future revenue, if any, will be in U.S. dollars while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of the Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.  As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices since 2004 have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The strength of metal prices over the past four years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we face competition for qualified personnel and equipment for the Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas Project to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director of Canplats Resources Corporation, and our Vice President, Exploration, Kenneth McNaughton, who serves as a director of Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China).  These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

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

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors and officers are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such U.S. securities laws.

We may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our two most recent fiscal years our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the Code, or the percentage of our assets that produce or are held to produce passive income.  We were a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years.  If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends.  See Item 10.E – “Taxation – Certain U.S. Federal Income Tax Considerations”.  The PFIC rules are complex and may be unfamiliar to U.S. shareholders.  Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

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

In September 2007, we agreed with Geologix Explorations Inc. (“Geologix”) to amend the option agreement of August 2006, under which we granted an Geologix an option to acquire a 100% interest in the San Agustin Project.  See Item 4.B - “Business Overview – Secondary Projects – San Agustin Property”.

In October 2007, we agreed to grant an option to Silvermex Resources Ltd. to acquire a 100% interest in the San Marcial Project, subject to, among other things, the execution of a formal agreement.  See Item 4.B - “Business Overview – Secondary Projects – San Marcial Project”.

The information contained in this Annual Report is current as at December 31, 2007, other than where a different date is specified.

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

We are developing the Pirquitas Project in Argentina and are engaged in the exploration of silver properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States and the acquisition of silver properties, if warranted, throughout the world.  We are a development stage company; however, none of our properties, other than the Pirquitas Project, are currently beyond the advanced exploration stage.  A commercially viable mineral deposit may not exist on any of our exploration stage properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility of any property is determined.  See Item 3.D – “Risk Factors”.

We have five principal mineral property interests: (1) the Pirquitas Project in the Province of Jujuy, Argentina, (2) a 55% interest (which may be increased to 80% by funding certain expenditures) in the San Luis Project in the Ancash Department, Peru, (3) the Pitarrilla Project in Durango State, Mexico, (4) the Snowfield Project in British Columbia, Canada and (5) the Diablillos Project in Salta Province, Argentina.  We have 12 secondary mineral property interests: the Berenguela Project in Peru, the Challacollo Project in Chile, the Candelaria mine in west central Nevada, U.S.A., a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., the Shafter Silver Project in Texas, U.S.A., the Bowdens Project in Australia, the Silvertip Project in northern British Columbia, Canada, the Sulphurets Project in British Columbia, Canada, the Sunrise Lake Deposit in the Northwest Territories, Canada and the Veta Colorada Project in Mexico.  Included in our secondary mineral property interests are the San Agustin Property in Durango State, Mexico and the San Marcial Project in Mexico, each of which is currently optioned to an arm’s length third party (see Item 4.B - “Business Overview - Secondary Projects”).  In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In addition, we have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered principal or secondary projects.

Principal Projects

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

San Luis Project

On March 22, 2005, we entered into an agreement with Esperanza Silver Corporation (“Esperanza”) for the evaluation of mineral prospects in central Peru.  Under the evaluation agreement,

•	we agreed to contribute US$300,000; and

•	Esperanza agreed to contribute US$200,000 and certain know-how;

•
to carry out agreed upon evaluation programs for mineral prospects, with Esperanza acting as operator.  In the event Esperanza acquires or proposes to acquire any mineral property as a result of an evaluation program, we may elect to enter into a joint venture with Esperanza for the exploration of the mineral property on the following terms:

o	we will initially hold a 50% interest in the joint venture and Esperanza will initially hold a 50% interest in the joint venture;

o	we may elect on the formation of the joint venture to increase our interest in the joint venture to 55% by funding the first US$500,000 in exploration expenditures;

o
once we incur the first US$500,000 in exploration expenditures or, if we do not elect to increase our interest to 55%, following the formation of the joint venture, we will incur with Esperanza US$1.5 million in exploration expenditures in proportion to our respective interests in the joint venture;

o
once we incur with Esperanza US$1.5 million in exploration expenditures, we may elect to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study for the project; and

o
if we elect to increase our interest to 70% by completing a feasibility study, on completion of the feasibility study we may elect to increase our interest in the joint venture to 80% by paying all costs required to be incurred to place the property into commercial production.

In August 2005, Esperanza advised us of the acquisition of certain mineral concessions, known as the San Luis Project, as the result of an evaluation program carried out under the evaluation agreement.  On September 6, 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project (the “San Luis Joint Venture”) on the terms set out above and elected to increase our interest in the joint venture to 55% by funding the first US$500,000 in exploration expenditures.  During 2006, we earned a 55% interest in the joint venture and commenced incurring US$1.5 million in exploration expenditures with Esperanza in proportion to our respective interests in the joint venture.  In March 2006, we received notice from Esperanza that the joint venture had incurred US$1.5 million in exploration expenditures on the San Luis Project.  Following receipt of the notice, we elected to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study.  The increase of our interest to 70% is subject to our completion of the feasibility study.

We currently hold a 55% interest in the San Luis Joint Venture.

Pitarrilla Project

We acquired by staking the original mineral claim covering the Pitarrilla Project in November 2002, acquired two contiguous claims by staking in 2003 and 2004 and acquired a fourth contiguous claim by staking in 2005.  In addition, in 2004/2005 we acquired two adjoining claims, the Pena and Pena 1 claims, on payment of US$300,000 and a third adjoining claim, the America claim, on payment of US$250,000.  In 2006, we applied for an additional contiguous claim by staking.  We agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the Pitarrilla Project:

•	US$5,000 in cash following the staking of the property;

•	the greater of (i) US$5,000 and (ii) 2% of our direct exploration expenditures on the property, payable every six months; and

•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee was an aggregate of US$500,000.

In 2007, we paid La Cuesta the remainder of the $500,000 finder’s fee.  Accordingly, we currently own a 100% interest in the Pitarrilla Project.

Snowfield Project (Newhawk Arrangement)

On September 30, 1999, pursuant to a plan of arrangement (the “Newhawk Arrangement”), holders of common shares of Newhawk Gold Mines Ltd. (“Newhawk”) exchanged every six Newhawk shares for one of our common shares.  There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement, which were exchanged for 2,285,451 of our common shares.  On completion of the Newhawk Arrangement, Newhawk became our wholly-owned subsidiary.

At the time of the acquisition of Newhawk, its principal assets were a 60% interest in the Sulphurets Project (described below and at the time 40% owned by Black Hawk Mining Inc. (“Black Hawk”), which interest we subsequently acquired) and a 100% interest in the Snowfield Project, each of which is located in northwest British Columbia, Canada.

We currently own a 100% interest in the Snowfield Project.

Diablillos Project

As of November 1, 2001, we entered into a purchase agreement with Silver Standard (BVI) Inc. (our wholly-owned subsidiary), Pacific Rim Mining Corp. (“Pacific Rim”) and Pac Rim Cayman and Pac Rim Caribe (III) (wholly-owned subsidiaries of Pacific Rim).  Under the agreement, we agreed to acquire all of Pacific Rim’s interest in the Diablillos Project located in Salta Province, Argentina through the acquisition of all of the shares of two indirect wholly-owned subsidiaries of Pacific Rim:  Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the agreement, we agreed to pay Pacific Rim US$3,400,000 in staged payments of:

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

Secondary Projects

Berenguela Project

On March 31, 2004, we and our wholly-owned subsidiary, Silver Standard Peru S.A., entered into an option agreement with Sociedad Minera Berenguela S.A. (“SOMINBESA”), a Peruvian corporation and the holder of the rights to the Berenguela Project located in Peru, and Fossores Ltd. (“Fossores”) under which we acquired an option to acquire all of the in-ground silver resources contained in the Berenguela Project in Peru.  In order to maintain the option in good standing, we were required to issue:

•	17,500 of our common shares to SOMINBESA (issued);

•	substantially complete an exploration program on the Berenguela Project (completed); and

•	cause a silver resource estimate (the “Berenguela Resource Estimate”) for the Berenguela Project to be prepared using all existing data, including data generated in the exploration program (prepared).

In order to exercise the option, we were required to issue to SOMINBESA, on or before the expiry of a period of 60 days following the filing of the Berenguela Resource Estimate with the Canadian Securities Administrators, common shares in our capital that were equal to the value (at the time of exercise) of the measured, indicated and inferred silver resources in the Berenguela Resource Estimate.  The silver resources were to be valued at:

•	US$0.02 if the price of silver was less than or equal to US$5.50 per ounce;

•	US$0.025 if the price of silver was greater than US$5.50 per ounce but less than or equal to US$6.50 per ounce for each ounce of silver; or

•	US$0.03 if the price of silver was greater than US$6.50 per ounce.

Under the terms of the option agreement, we had the right on exercise of the option, among other things, to acquire and mine all silver resources in excess of those contained in the Berenguela Resource Estimate on payment of US$0.10 per ounce and independently exploit the silver resources on the property if SOMINBESA had not completed a feasibility study and commenced the development of the property at the time the price of silver had exceeded US$7.00 per ounce, averaged over a consecutive 130 day period.

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

The option was not exercised as we acquired all of the shares of SOMINBESA (the holder of the Berenguela Project) under a separate agreement in January 2006.

On December 30, 2005, we entered into an agreement for the acquisition of all of the shares of SOMINBESA.  Under the purchase agreement, we agreed to pay to the vendors, Daniel Kappes, Michael Cassiday and Victor Raul Eyzaguirre, an aggregate payment of US$2.0 million in cash, issue to the vendors common shares in our capital having a value of US$8.0 million and grant to the vendors a 2% net smelter returns royalty on copper produced from the project capped at US$3.0 million.  On January 12, 2006, we completed the acquisition of the shares of SOMINBESA, and the Berenguela Project, and issued 530,504 shares in our capital to satisfy the obligation to issue shares in our capital having a value of US$8.0 million.

We currently have a 100% interest in the Berenguela Project, subject to:

•	a royalty of 2% of net smelter returns on copper produced from the project capped at US$3.0 million.

Challacollo Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Project located in northern Chile.  Under the terms of the option agreement, we made cash option payments totaling US$1,500,000 over two years.

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

In 2005, we agreed to acquire certain mineral claims adjacent to the Challacollo Project.  In 2007, we completed the acquisition of these mineral claims on issuance of 9,285 of our common shares.

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

Under the purchase agreement, Kinross Gold agreed to maintain the reclamation bonding for the Candelaria mine in place until April 1, 2003, extendable to April 1, 2004 on our payment to Kinross Gold of US$50,000.  Reclamation bonding for the property was US$1,679,435, and we pledged the shares of Kinross Candelaria Mining Company to Kinross Gold as collateral pending our arrangement of reclamation bonding.  In March 2003, we paid the US$50,000 for Kinross Gold to maintain the reclamation bonding in place until April 1, 2004.  In March 2004, we filed a substitute reclamation bond and related documents with the Bureau of Land Management to assume the reclamation bonding for the Candelaria Mine.  On July 30, 2004, the Bureau of Land Management processed our filing and, effective March 8, 2004, accepted our substitute reclamation bond and terminated the period of liability of the Kinross Gold reclamation bond.  As a result, the shares of Kinross Candelaria Mining Company (now known as Candelaria Mining Company) are no longer pledged to Kinross Gold.

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

Maverick Springs Project

As required by a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and us, on June 9, 2003, our wholly-owned subsidiary, Maverick Silver Inc., entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below.  This option was exercisable on:

•	payment of US$300,000 on execution of the exploration and development agreement (paid); and

•	incurring US$1,200,000 over four years to fund required exploration expenditures, and payments and option payments (all of which was incurred before December 31, 2005).

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

We have initiated the process for the potential sale of the Shafter Silver Project and received an offer for the project, subject to a number of conditions.  We are currently completing due diligence of the party that has made the offer.  Any sale of the Shafter Silver Project remains subject to the approval of our board of directors.

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

Silvertip Project

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

Sulphurets Project (Newhawk Arrangement)

On September 30, 1999 pursuant to the Newhawk Arrangement, holders of common shares of Newhawk exchanged every six Newhawk shares for one of our common shares.  There were 13,712,707 common shares of Newhawk issued and outstanding at the time of the Newhawk Arrangement which were exchanged for 2,285,451 of our common shares.  On completion of the Newhawk Arrangement, Newhawk became our wholly-owned subsidiary.

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Sulphurets Project (at the time 40% owned by Black Hawk, which interest we subsequently acquired) and a 100% interest in the Snowfield Project (described above), each of which is located in northwest British Columbia, Canada.

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

Under an agreement with Triton Mining Corporation (a wholly-owned subsidiary of Black Hawk), we acquired, among other things, Black Hawk’s 40% interest in the Sulphurets Project in exchange for a 10% interest in the Manantial Espejo Project (a silver-gold project located in Santa Cruz Province, Argentina), a cash payment of Cdn$125,000 and a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already outlined on the Sulphurets Project.  In 2006, we sold our entire interest in the Manantial Espejo Project, being a 50% interest, to Pan American Silver Corp.  For disclosure as to the Manantial Espejo Project, please see our Annual Report on Form 20-F for the fiscal year ending December 31, 2006 filed with the U.S. Securities and Exchange Commission.

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

In March 2006, we advised Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. that we had completed our due diligence of the Veta Colorada Project and were ready to complete the acquisition of the project.  In June 2006, we completed the acquisition of the Veta Colorada Project by paying US$3.33 million.

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

In August 2006, we granted an option to acquire a 100% interest in the San Agustin Property to Geologix under an agreement dated August 25, 2006 with Silver Standard Mexico S.A. de C.V., Geologix and Geologix Explorations Mexico, S.A. de C.V. (Silver Standard Mexico S.A. de C.V. and Geologix Explorations Mexico, S.A. de C.V. are wholly-owned subsidiaries of Silver Standard and Geologix, respectively).  In order to maintain the option in good standing under the terms of the option agreement, Geologix must:

•	issue to us:

o	500,000 shares of Geologix following the signing of the agreement (issued); and

o	500,000 shares of Geologix on or before the first anniversary of the agreement (issued);

•	incur exploration expenditures of not less than US$2 million on or before the second anniversary of the date of the agreement, which expenditures are to include:

o	exploration expenditures of not less than US$500,000 on or before the first anniversary of the agreement; and

o	at least 15,000 meters of drilling completed in accordance with an agreed upon drill program on or before the second anniversary of the agreement; and

•	cause an estimate of the silver resource and gold resource for the property to be prepared in accordance with Canadian National Instrument 43-101 within 27 months after the date of the agreement.

In order to exercise the option under the terms of the option agreement, Geologix must:

•	pay us in respect of the silver resource:

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

If the estimate of the silver resource is equal to or greater than 50 million ounces of silver and Geologix exercises the option, we had the right to elect to acquire a 50% interest in San Agustin Property by incurring expenditures over two years equal to three times the exploration expenditures incurred by Geologix, provided that Geologix could have elected that we pay to Geologix up to 1.5 times their exploration expenditures in cash and incur the remaining 1.5 times their exploration expenditures on exploration.

In September 2007, we agreed with Geologix to amend the option agreement to provide, among other things, for Geologix to drill the required metereage in accordance with a revised drill program and for the release of our rights to back-in for a 50% interest in the property.

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

San Marcial Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial Project located in Sinaloa State, Mexico.  Under the terms of the option:

•	we could earn a 50% interest by:

o	making cash payments totaling US$29,000 by February 4, 2002 (paid); and

o	incurring exploration expenditures of at least US$175,000 by April 30, 2002 (incurred).

•	We could then earn up to a 100% interest in Gold-Ore’s option by, at our election, either:

o	issuing to Gold-Ore 200,000 of our common shares with a value of at least US$350,000; or

o	paying to Gold-Ore US$350,000 in a combination of cash and our common shares with at least US$150,000 in cash.

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

•
we outlined in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 g/t silver cut-off grade, we were to pay to Gold-Ore, in cash or our common shares, at our election, US$0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

•
the afternoon fix of the price of silver on the London Mercantile Exchange was greater than or equal to US$6.50 per ounce for a minimum of 60 consecutive days, we were to pay to Gold-Ore, in cash or our common shares, at our election, US$0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 g/t silver cut-off grade.

To exercise Gold-Ore’s option and earn a 100% interest in the San Marcial Project pursuant to the underlying option agreement, we were required to:

•	make scheduled cash payments to the project vendor, Met-Sin Industriales, S.A. de C.V., totaling US$462,500.

•	incur US$400,000 in further exploration expenditures on the project by February 4, 2004 (US$200,000 of which was required to be incurred by February 4, 2003);

•	pay US$100,000 on commencement of commercial production to International American Resources Inc.; and

•	grant a 3% net smelter returns royalty to the project vendor, provided that each 1% of the royalty could be acquired for US$600,000.

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

•	paying to Gold-Ore US$150,000 in cash;

•	issuing to Gold-Ore 45,706 common shares in our capital; and

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

In October 2007, we entered into a term sheet with Silvemex Resources Ltd. (“Silvermex”), under which we agreed to grant Silvermex an option to acquire a 100% interest in the San Marcial Project, subject to, among other things, the execution of a formal agreement.  In accordance with the term sheet, in order to maintain the option in good standing, Silvermex must:

•	issue to us:

o	1,000,000 shares of Silvermex following the signing of the formal agreement;

o	1,000,000 shares of Silvermex within 12 months after the date of the formal agreement; and

o	1,000,000 shares of Silvermex within 24 months after the date of the formal agreement;

•	incur exploration expenditures of not less than US$3.5 million on or before the third anniversary of the date of the formal agreement, which expenditures are to include:

o	exploration expenditures of not less than US$500,000 in the first year of the formal agreement;

o	exploration expenditures of not less than US$1,000,000 in the second year of the formal agreement;

o	exploration expenditures of not less than US$2,000,000 in the third year of the formal agreement; and

•
cause an estimate of the silver equivalent resources (based on gold and silver) for the project to be prepared in accordance with Canadian National Instrument 43-101 within 39 months after the date of the formal agreement.

In order to exercise the option under the terms of the option agreement, Silvermex must:

•
pay us US$15 million for the first 14.26 million ounces of silver resources on the project, less the value of the 3 million shares of Silvermex issued to us to maintain the option in good standing, provided that if the price of silver is greater than US$15 per ounce at the time of exercise of the option, Silvermex shall pay us US$18 million for the first 14.26 million ounces of silver resources less the value of the 3 million shares of Silvermex issued to us to maintain the option in good standing;

•	pay us US$0.50 per ounce of silver in the resource estimate for the project in excess of 14.26 million ounces of silver; and

•	assume the obligation to pay the US$100,000 due on commencement of commercial production to International American Resources Inc. and the 3% net smelter returns royalty.

If the estimate of the silver resource is equal to or greater than 100 million ounces of silver equivalent (based on silver and gold), we shall have the right to elect to acquire a 50% interest in San Marcial Project by incurring expenditures equal to three times the exploration expenditures incurred by Silvermex.

At the date of this Annual Report, we have a 100% interest in the San Marcial Project, subject to:

•	paying US$100,000 on commencement of commercial production to International American Resources Inc.;

•	a 3% net smelter returns royalty, provided that each 1% of the royalty could be acquired for US$600,000; and

•	the option granted to Silvermex to acquire the property described above.

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

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings.  In the early 1990s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property.  As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994.  We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia.  A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements.  During 2005, 2006 and 2007, we carried out reclamation work of Cdn$202,000, Cdn$313,000 and Cdn$587,000, respectively.  Reclamation work in 2007 was less than budgeted due to adverse weather conditions that limited the amount of work that could be completed.  In 2008, reclamation work will continue at an estimated cost of Cdn$601,000, subject to weather conditions.  Remaining reclamation obligations include completing the capping of the tailings, constructing a wetland and monitoring the results in subsequent years.  Estimated costs for the remaining reclamation beyond 2008 are Cdn$430,000, which amount has been included in our provision for reclamation and includes Cdn$40,000 per year for ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958.  As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants have studied the property and have prepared a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property.  In 2006, we submitted the conceptual reclamation plan to the appropriate government agencies for comment.  With the finalization of the conceptual reclamation plan, we have estimated the fair value of the liability associated with the reclamation of the property to be Cdn$2,736,000.  This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review.  Until the conceptual reclamation plan is accepted by the regulatory agencies, monitoring is not required.

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

We have five significant subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our significant subsidiaries:

Table No. 5
Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Our Interest
777666 B.C. Ltd.	British Columbia; December 19, 2006	December 19, 2006	100%
Reliant Ventures S.A.C.	Peru; October 24, 2002	November 2007	55%(1)
Mina Pirquitas, Inc.	Delaware; USA; September 8, 1994	October 22, 2004	100%(2)
Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%
Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%

(1)
We have elected to increase our interest in Reliant Ventures S.A.C. to 70% by completing a feasibility study for the San Luis Project (see Item 4.B “Business Overview – Principal Projects – San Luis Project”).

(2)	Formerly known as Sunshine Argentina, Inc. We acquired a 43.4% interest on June 27, 2001 and acquired the remaining 56.6% interest on October 22, 2004.

D.	Property, Plant and Equipment

Principal Projects

Pirquitas Project

Location, Access and Infrastructure

Our 100% owned Pirquitas project is a primary silver deposit situated in the Puna de Atacama of northwestern Argentina, in the Province of Jujuy.  The project is held by our wholly-owned subsidiary, Mina Pirquitas, Inc. (formerly known as Sunshine Argentina, Inc.), and the project site is located approximately 355 kilometers northwest of the city of San Salvador de Jujuy.  Access to the site is by public roads.  The project is located in mountainous terrain with elevations ranging from 4,100 to 4,400 meters above mean sea level.  There are no nearby power lines or telecommunication lines; however, a natural gas pipeline is located approximately 36 kilometers to the south of the project.  See the following Pirquitas Project, Location Map.

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

1995-2003
Sunshine Argentina, Inc. acquired the Pirquitas property in a bankruptcy auction in November 1995.  Sunshine Argentina Inc.'s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling.  All accessible underground workings were sampled and mapped.  Sunshine Argentina Inc. also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground.  A feasibility study was completed for the project by Sunshine Argentina Inc. in 1999-2000.

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

Feasibility Study Update

In a report dated April 28, 2006, as amended May 9, 2006, prepared by Hatch Ltd., in conjunction with Mine Development Associates, Inc., and in accordance with the standards of Canadian National Instrument 43-101 (together, the “2006 Report”), the Pirquitas Project was estimated to have proven and probable reserves of 107.1 million ounces of silver, based on a silver price of US$5.35 per ounce, a tin price of US$2.75 per pound and a zinc price of US$0.42 per pound. The 2006 Report estimated project production of an average of 9.6 million ounces of silver per year over an 8.8-year mine life. Project capital costs over the operating life of the project were estimated to be US$146 million.  The 2006 Report estimated it would take 21-24 months to construct the Pirquitas Project.

As envisioned in the 2006 Report, the Pirquitas Project can be developed by a conventional openpit, truck and shovel mining operation at a mining rate of 6,000 tonnes per day of ore over an expected mine life of 8.8 years. A simple and conventional process plant using crushing, grinding, flotation, thickening and filtration unit operations is proposed by the 2006 Report to process the mined ore into silver, tin and zinc concentrates. Proven and probable reserves were used for the mine plan and to define the ultimate limits of the open-pit for the economic analysis.

Production Decision and Project Update

In October 2006, we made the decision to proceed with production at the Pirquitas Project. Techint Compania Tecnica International Saci (“Techint”) was awarded the engineering, procurement and construction management contract (the “EPCM Contract”) for the project.  Under the terms of the EPCM Contract, we agreed to pay Techint a fixed amount and all recoverable costs incurred in respect of engineering, procuring and construction managing the construction of the Pirquitas Project.  In addition, if the cost to construct the Pirquitas Project is less than an amount we have agreed to with Techint, we have agreed to share a portion of the savings with Techint.

Based on detailed engineering work undertaken by Techint, in November 2007, the capital cost to complete construction of the project was estimated to be US$220 million.  We also updated the reserve estimate in November 2007 for the Pirquitas Project using a silver price of US$9.35 per ounce, a tin price of US$3.65 per pound and a zinc price of US$1.00 per pound. The updated reserve estimate used the same mine plan and pit shell as the 2006 Report and factored in the updated capital cost estimate of US$220 million for the project. The Pirquitas Project is now estimated to have proven and probable reserves of 136.0 million ounces of silver and project production will average approximately 10.9 million ounces of silver per year over a 10-year mine life.

Permitting

Most of the major permits and approvals required to commence the construction and operation of the mine were obtained by Sunshine Argentina Inc. prior to our acquisition of Sunshine Argentina Inc.  The most significant of these permits and approvals are the approval of the environmental impact study, the water usage permit and the mining permit.  Since our acquisition of the project, we have moved forward with permitting and acquired the blasting permit and a number of minor permits required to construct and operate the mine, including the sewage system and potable water system permits.

Following our acquisition of the Pirquitas Project, the major change we made to the plan for the construction of the Pirquitas Project related to power generation.  In order to generate electricity to operate the mine, we plan on constructing a gas pipeline to supply gas to electrical generation equipment on site (as opposed to diesel power generation as envisioned by Sunshine Argentina Inc.).  The proposed pipeline will connect to the existing NorAndino pipeline that runs across the northern part of Argentina to Chile approximately 36 kilometers south of the Pirquitas Project.  The environmental impact study for the gas pipeline and all permits required for the construction and operation of the gas pipeline have been issued.  The gas pipeline is currently being constructed and is expected to be completed by the time the first generator is scheduled to be on site in mid-2008.  With the granting of the permits for the construction and operation of the gas pipeline, we now have all of the major permits required to construct and operate the Pirquitas Project.

Development Status

Basic engineering is complete and detailed engineering is two-thirds complete and scheduled for completion in August 2008.

The majority of the mining fleet is on site and commissioned.  We contracted for the supply of our mining fleet with the local Caterpillar equipment supplier.  Payment terms for each piece of equipment in the mining fleet are as follows:  80% is payable when the equipment is ready to be shipped from the Caterpillar factory in Illinois, 10% when the equipment has landed in the port of Buenos Aires or Antofagasta and 10% is payable when the equipment has been delivered and assembled ready for operation at site.

At present, equipment operators have been trained and are using the mining fleet to conduct general civil works with the construction team, develop open pit and waste access routes and carry out initial open pit prestripping.  Site preparation earthworks are 70% complete, pre-cast concrete footings are 60% complete and the pre-fabricated steel structure for the process building is 30% complete.  All of the major pieces of equipment required for the process plant have been ordered.  The construction camp and all associated facilities on site are complete.  Additionally, off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy.  The Pirquitas Project is on target to commence commissioning in the fourth quarter of 2008 and ship concentrate in the first quarter of 2009.

The following table sets out our planned construction expenditures based on a 24 month construction period and US$220 million capital cost estimate for the Pirquitas Project.
Item Description	Actual to Dec. 31, 2007 (US$ millions)	6 months Jan. to June 2008 (US$ millions)	6 months July to Dec. 2008 (US$ millions)	Project Total (US$ millions)
Direct Costs
Mine	$27.9	$5.5	$9.0	$42.4
Plant/ Tailings	$8.6	$55.4	$48.3	$112.3
Total Direct Cost	$36.5	$60.9	$57.3	$154.7
Indirect Cost	$6.7	$15.4	$10.0	$32.1
Contingency	$-	$4.5	$9.2	$13.7
Owner’s Cost	$9.7	$6.1	$3.7	$19.5
TOTAL COST	$52.9	$86.9	$80.2	$220.0

Reserve Estimates

The following reserve estimates for the Pirquitas Project were prepared under the supervision of Paul MacRae, P.Eng., Project Manager of the Pirquitas Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Table No. 6
Silver Standard Resources Inc.
Pirquitas Project
Proven and Probable Reserves(1)

	Ore (Kilo tonnes)	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)	Silver (Oz. in millions)
Proven	4,350	224	0.28	0.87	31.3
Probable	16,590	191	0.23	0.90	101.7
Jig Tails(2) (Probable)	400	234	0.37	0.13	3.0
Total Project Reserves	21,345	198	0.24	0.88	136.0

(1)
Reserve estimates were calculated using metal prices of US$9.35 per ounce of silver, US$3.65 per pound of tin and US$1.00 per pound of zinc. Reserve estimates were based on a recovered silver equivalent cut-off of 75 g/t.

(2)	The jig tails are the product of previous mining operations at the Pirquitas Project.

San Luis Project

Location, Access and Infrastructure

The San Luis Project in Peru is a newly discovered high-grade gold-silver project located in the Ancash Department of central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation's Pierina gold mine.  We currently hold a 55% interest in the project through our joint venture with Esperanza.  Property elevations range from 3,800 to 4,700 meters above sea level.  The project can be accessed by two all-weather roads: to the west from Casma, Peru and to the east from Huaraz, Peru.  See the following San Luis Property Location Map.

Land Tenure

The San Luis Project is comprised of 36 mineral concessions covering an area of approximately 25,038 hectares.  In order to maintain our rights to these concessions, we are required to pay a mining good standing fee in respect of each concession to the government of Peru.

History

The veins that form the San Luis Project were discovered in mid-2005 by an Esperanza field crew carrying out an evaluation program under the evaluation agreement between Esperanza and Silver Standard.  Following the discovery in mid-2005, Esperanza, as operator of the San Luis Joint Venture, completed channel sampling of the Ayelén vein, one of the five veins that comprise the project. Channel samples were spaced approximately every 82 feet (25 meters) along the strike length of the Ayelén vein.  Based on the results of the channel samples, a diamond drill program was commenced by Esperanza in late 2006.  Diamond drilling utilizes  a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections.  Diamond drilling provides a greater degree of information than reverse circulation drilling about the geology of a potential mineral deposit.  Reverse circulation drilling utilizes a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

On April 1, 2007, we assumed the role of operator for the San Luis Joint Venture and continued with the diamond drill program.  During 2006 and 2007, the joint venture completed 27,025 meters of diamond drilling in 161 holes.

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

Status

As a result of the gold and silver grades encountered to date, we have applied for permits to initiate underground exploration of the Ayelén Vein, which hosts the majority of the mineralization defined to date at the project. We also plan on initiating a feasibility study for the development of the Ayelén Vein in the first half of 2008.  In conjunction with the work planned for the Ayelén Vein, we will continue with the exploration of the remainder of the project for precious and base metals following the discovery of the BP Zone announced in late 2007.

Resource Estimates

As of the date of this report, the San Luis Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

J. Douglas Blanchflower, P. Geo, of Aldergrove, British Columbia completed the following resource estimate for the San Luis Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated December 28, 2007.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 7 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 7
Silver Standard Resources Inc.
San Luis Project
Measured Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (thousands)	Silver Grade (g/t)	Gold Grade (g/t)
Measured	41.4	483.4	21.57

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 8 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 8
Silver Standard Resources Inc.
San Luis Project
Indicated Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (thousands)	Silver Grade (g/t)	Gold Grade (g/t)
Indicated	632,500	318.8	11.63

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 9 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 9
Silver Standard Resources Inc.
San Luis Project
Inferred Mineral Resource Estimate
(40 g/t Silver - Cutoff Grade)

Classification	Tonnes (thousands)	Silver Grade (g/t)	Gold Grade (g/t)
Inferred	14,600	282.4	9.33

Pitarrilla Project

Location, Access and Infrastructure

Our wholly-owned Pitarrilla Project is located in the northern part of the State of Durango, Mexico, approximately 150 kilometers north of Durango City.  The property can be accessed from several all-weather roads.  Electrical power is generated at a dam at Palmito located 30 kilometers to the north.  See the following Pitarrilla Project Location Map.

Land Tenure

The Pitarrilla Project is comprised of nine mineral claims covering an area of approximately 128,537 hectares and an application has been filed for an additional claim covering an area of approximately 39,200 hectares.  In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

History

In the late 1990s, Monarch Resources Ltd. drill tested several gold anomalies on the eastern flank of Cerro Pitarrilla.  We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting.  This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), and subsequent programs located two additional zones of silver mineralization (Breccia Ridge and South Ridge).  Drilling of the Breccia Ridge zone is continuing at the property. As of February 29, 2008, a total of 186 reverse circulation drill holes totalling approximately 20,500 meters have been completed and a total of 301 diamond drill holes totalling approximately 138,800 meters have been completed.  The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the mineral deposit.  There are two diamond drills currently operating at the Pitarrilla Project.  In addition, we have commenced development of an underground ramp to access a zone of higher grade mineralization at the Breccia Ridge zone.

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

Status

We are continuing to actively explore the Pitarrilla Project and currently have two drills working to complete step out drilling on the Breccia Ridge Zone and explore for new zones of mineralization. We have also initiated an underground exploration program to access a higher grade area of mineralization encountered at the Breccia Ridge Zone. An engineering scoping study has commenced to estimate the project economics of developing this higher grade zone.

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 10 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 10
Silver Standard Resources Inc.
Pitarrilla Project
Measured Mineral Resource Estimate
(40 g/t - Cutoff Grade (1))

Classification	Tonnes (millions)	Silver Grade (g/t)
Measured	27.2	120.6

(1)
A Cut-off grade of 40 grams of silver per tonne was used for all zones other than the Breccia Ridge Zone, which used a cut-off grade of 40 grams of silver-equivalent per tonne.  Silver-equivalent grades were calculated using US$7.00/oz silver, US$0.65/lb zinc and US$0.37/lb lead.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 11 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 11
Silver Standard Resources Inc.
Pitarrilla Project
Indicated Mineral Resource Estimate
(40 g/t - Cutoff Grade (1))

Classification	Tonnes (millions)	Silver Grade (g/t)
Indicated	106.6	81.0

(1)
A Cut-off grade of 40 grams of silver per tonne was used for all zones other than the Breccia Ridge Zone, which used a cut-off grade of 40 grams of silver-equivalent per tonne.  Silver-equivalent grades were calculated using US$7.00/oz silver, US$0.65/lb zinc and US$0.37/lb lead.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 12 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 12
Silver Standard Resources Inc.
Pitarrilla Project
Inferred Mineral Resource Estimate
(40 g/t - Cutoff Grade (1))

Classification	Tonnes (millions)	Silver Grade (g/t)
Inferred	76.2	78.9

(1)
A Cut-off grade of 40 grams of silver per tonne was used for all zones other than the Breccia Ridge Zone, which used a cut-off grade of 40 grams of silver-equivalent per tonne.  Silver-equivalent grades were calculated using US$7.00/oz silver, US$0.65/lb zinc and US$0.37/lb lead.

Snowfield Project

Location, Access and Infrastructure

Our wholly-owned Snowfield Project is located 65 kilometers north-northwest of Stewart, British Columbia along the eastern limit of the Coast Mountain Range.  The simplest access to the project is via Stewart or Bell II, British Columbia by helicopter. The trip is approximately 30 minutes from Stewart and slightly less from Bell II by helicopter, but Stewart has an established year-round helicopter base.  Heavy equipment, fuel and camp provisions can be driven along a gravel road in good condition to the Granduc staging site (north-northwest of Stewart) and then flown to Snowfield cutting the helicopter flight time from Stewart in half.  See the following Snowfield Project Location Map.  The project is adjacent to Seabridge Gold Inc.’s Mitchell Deposit.

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

1980 – 1985	Detailed mapping, trenching and rock geochemical sampling led to the discovery of the Snowfield, Quartz Stockwork and Moly Zones.

1985 - 1999
Five diamond drill holes totaling 740 meters were completed on the Snowfield Zone, in 1985 which all bottomed in mineralization.  Preliminary metallurgical testing was also carried out on the drill core.  A further 1,514 meters of drilling was completed at Snowfield between 1991 and 1993.

1999 - 2007
We acquired the project in 1999, and in 2006 and 2007 completed diamond drill programs consisting of 57 drill holes totaling 15,100 meters of drilling.  The drill program was designed to test the lateral boundaries and depth limits of the mineralization.

Geology and Mineralization

The Snowfield Project is predominately underlain by volcanic rocks, which form the host rocks for the gold mineralization.  Pervasive alteration minerals include: chlorite, sericite, quartz and pyrite.  The entire sequence of rocks appears to be cut by dykes and sills.

Status

Based on results from the 2007 drill program, we have reserved four drills for a drill program scheduled to be underway in the third quarter of 2008. The drill program will focus on testing the potential extension of Seabridge Gold Inc.’s Mitchell Deposit onto our Snowfield Project and expand the mineralization at the Snowfield zone.

RIVER
STIKINE
Galore Creek
Area
GALORE CREEK DEPOSIT
(Nova Gold)
13.75 million oz Au
156.4 million oz Ag
12 billion lbs Cu-Equiv.
SCHAFT CREEK DEPOSIT
(Teck - Cominco)
WHITEHORSE
YUKON
JUNEAU
MAP
AREA
STEWART
ALBERTA
BRITISH
COLUMBIA
VANCOUVER
0 200
Kilometres
U. S. A.
RIVER
ISKUT
37
PROPOSED HYDRO
LINE
Eskay Access Road
Eskay Creek
Area
BELL II
Iskut River
Area
ISKUT
RIVER
SNIP MINE
JOHNNY MTN. GOLD MINE
SNOWFIELD
ZONE
SEABRIDGE
SULPHURETS / KERR
PROPERTY
Sulphurets Access Road
SULPHURETS PROPERTY
Bruceside Project
BRITISH COLUMBIA - CANADA
ALASKA - U.S.A.
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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 13 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 13
Silver Standard Resources Inc.
Snowfield Project
Measured Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (thousands)	Gold Grade (g/t)
Measured	1,449.8	2.18

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 14 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 14
Silver Standard Resources Inc.
Snowfield Project
Indicated Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (thousands)	Gold Grade (g/t)
Indicated	77,122.0	1.20

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 15 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 15
Silver Standard Resources Inc.
Snowfield Project
Inferred Mineral Resource Estimate
(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (thousands)	Gold Grade (g/t)
Inferred	14,350.0	1.01

Diablillos Project

Location, Access and Infrastructure

Our wholly-owned Diablillos Project is located 160 kilometers southwest of Salta on the altiplano of northern Argentina.  The property is road accessible and is approximately 275 kilometers south of the Pirquitas Project.  See the following Diablillos Project Location Map.

Land Tenure

The project consists of seven concessions totalling 13.9 square miles (3,600 hectares) and is accessible by gravel road.  In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.

History

Discovered in the 1970s, the property was primarily explored from 1988 to 2001.  Much of the recent work on the Oculto deposit at the Diablillos Project was completed by Barrick Gold Corporation (“Barrick”) in 1999 and 2000.  The Oculto deposit was initially defined by 17 diamond drill holes totalling 3,010 meters and 79 reverse circulation holes totalling 19,114 meters.  Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. In 2003, we drilled 20 holes totaling 3,046 meters, chiefly to test geophysical anomalies outside of the Oculto deposit and to test for continuity of several high grade trends within the zone.  The peripheral drilling intersected several areas with anomalous values.  The drilling within the zone confirmed continuity of the target mineral trends.  During 2006, a geological review of the project in preparation for an update of the Barrick pre-feasibility study determined that the previous reverse circulation drilling may have understated the gold and silver values.  As a result, an approximately 11,000 meter diamond drilling program was completed in 2007 and early 2008.  The drill program was designed to investigate whether drill results obtained by the previous drilling campaigns understated values and also to test a number of gold targets separate from the Oculto Zone where a re-interpretation of the geology indicates potential for the discovery of new gold zones.

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

Status

We have engaged a Qualified Person as defined in Canadian National Instrument 43-101 to prepare an updated resource estimate for the Diablillos Project, which is expected to be completed in the second quarter of 2008. Based on the results of the resource estimate, we will plan a follow up drill program and initiate an engineering scoping study to estimate the project economics of developing the Diablillos Project.

Resource Estimate

As of the date of this report, the Diablillos Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Mine Development Associates, Inc. of Reno, Nevada completed the following resource estimate for the Oculto deposit within the Diablillos Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated August 3, 2001.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 16 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 16
Silver Standard Resources Inc.
Diablillos Project
Inferred Mineral Resource Estimate
(42 g/t Silver Cutoff Grade - 0.7 g/t Gold Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred*	41,979,000	69.5
Inferred*	24,883,000		1.02

*           overlapping mineralized zones.

Secondary Projects

Berenguela Project

The Berenguela Project is located 5 kilometers northeast of Santa Lucia, in the Province of Lampa on the Altiplano of southern Peru and is comprised of two mining concessions covering an area of approximately 200 hectares.  The project can be accessed from a major paved highway adjacent to the project, and a main-line railway passes within five kilometers of the project.  See the following Berenguela Project Location Map.

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

In the late 1960s, the Peruvian Government nationalized the Berenguela Project.  SOMINBESA acquired the project from Minero-Peru (a state owned mining company) in 1995 and completed engineering studies for the development of the project.  Under our option agreement, we agreed to undertake additional drilling and prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards.

In late 2004 through mid 2005, we completed a reverse circulation drill program that totaled 19,029 meters in 222 holes. The program objectives were: (1) to twin historic, wider-spaced drilling to verify the grade of mineralization, and (2) to complete sufficient additional infill drilling in two areas of mineralization on the project to determine the scope of future drilling requirements for a measured, indicated and inferred resource.  We have not carried out any further exploration of the Berenguela Project since the completion of the 2004-2005 drill program.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 17 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 17
Silver Standard Resources Inc.
Berenguela Project
Indicated Mineral Resource Estimate
(50 g/t Silver Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Indicated	15.6	132.0	0.924

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 18 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 18
Silver Standard Resources Inc.
Berenguela Project
Inferred Mineral Resource Estimate
(50 g/t Silver Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Inferred	6.0	111.7	0.74

Challacollo Project

Our wholly-owned Challacollo Project is located 130 kilometers southeast of the port of Iquique and 15 kilometers east of the Pan American Highway at an elevation of 4,900 feet (1,500 meters) above sea level in the Region of Tarapaca (Region One) in northern Chile and covers an area of approximately 14.5 square miles (37.5 square kilometers).  The project can be accessed by a dirt road off of the Pan American Highway.  In order to maintain our rights to the concessions that comprise the project, we are required to pay annual patentes (taxes) to the Chilean government.   See the following Challacollo Project Location Map.

The Challacollo Project consists of four main north-south trending veins.  The principal vein, Lolon, is 2,000 meters in length and has historically been prospected and developed along 700 meters.  Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 meters in width and crosscuts volcanic rocks.  During the 1990s, 22 holes, along with significant underground sampling, were undertaken by various exploration groups.

In late 2001 and early 2002, we completed an extensive sampling program of the underground workings at 25 meter intervals comprised of over 1,000 samples and a seven-hole, 746-meter drill program which tested approximately 600 meters of strike length of the Lolon vein that extends on surface for 2,000 meters.  In 2003, a 5,685-meter drill program of infill and step out drilling was completed and a resource estimate for the project was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards.  In 2007, we completed a 37 hole, 7,986 meter reverse circulation drill program to test for  known veins and porphyry mineralization.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 19 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 19
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Indicated Mineral Resource Estimate with Sundance Review
(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Indicated	3,390,000	170.6

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 20 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 20
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(50 g/t Silver Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)
Inferred	4,569,000	160.7

Candelaria Mine

Our wholly-owned Candelaria mine is located in the Candelaria Hills in west central Nevada approximately 55 miles south of Hawthorne, Nevada and approximately five miles west of Highway 95, which connects Reno, Nevada to Las Vegas, Nevada.  Access to the property is by paved road from Highway 95.  The mine site is connected to the local power grid and has water wells and pumping equipment in place.  See the following Candelaria mine Location Map.

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high grade veins in 1864.  From then until 1954, the property produced 22 million ounces of silver.  The property was acquired by Occidental Minerals and later Nerco Minerals, who built a processing facility and operated the mine from 1980 until 1989.  During that time they produced over 33 million ounces of silver.  Kinross Candelaria Mining Company, an indirect wholly-owned subsidiary of Kinross Gold, purchased the Candelaria mine in 1994 and operated the mine until January 1999.  Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Mineralization within the district is confined to the Candelaria Shear.  High grade veins form along contacts of intrusive dikes within the host volcanics.  Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone.  The main ore bodies vary in width from 80 to 120 feet averaging 3.5 to 4.1 ounces of silver per ton.

Reclamation of the Candelaria mine has been ongoing for the past several years.  The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded.  Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002.  We have completed an environmental audit of the mine.  The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines.  See Item 4.B - “Business Overview – Secondary Projects – Candelaria Mine”.

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

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property.  A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes.  Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone.  In 2003 and 2004, Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization.  In 2006, an 18-hole, 16,035 foot reverse circulation drill program encountered additional silver mineralization at the north end of the mineralized zone.  We are in the process of filing the necessary documents with the regulatory authorities to assume the role of operator under the joint venture.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 21 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 21
Silver Standard Resources Inc.
Maverick Springs Project
Indicated Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Indicated	69.63	1.0	0.010

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 22 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 22
Silver Standard Resources Inc.
Maverick Springs Project
Inferred Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Inferred	85.55	1.0	0.008

Shafter Silver Project

Location, Access and Infrastructure

Our wholly-owned Shafter Silver Project is located in south central Presidio County, in southwestern Texas, at latitude 29°30' north and longitude 104°20' west.  The town of Shafter, at the eastern border of the district, is 43 miles south of Marfa, and 18 miles northeast of Presidio on the Mexico border, at the northeast border of the Mexican State of Chihuahua. The Big Bend National Park is about 60 miles to the southeast of Shafter. Access to the property is by paved roads from El Paso via Marfa. The closest major airport is at El Paso.  See the following Shafter Silver Project Location Map.

Land Tenure

The Shafter Silver Project is on private land in the State of Texas, other than a narrow strip of land leased from the state. We control approximately 3,500 acres of private land on and around the mine sites.  We also have the right to acquire, via a lease option taken out in April 1998 by Rio Grande, now our indirect subsidiary, a contiguous approximately 16,000-acre tract of private ranch land (single owner), which includes the Red Hills copper-molybdenum deposit and several miles of land on-trend between Shafter and Red Hills.

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

1977-1982
In 1977, Gold Fields Mining Company (“Gold Fields”) acquired the property from Cyprus Amax (the parent company of American Metal Co. of Texas).  From 1977 to 1982, Gold Fields spent over $20 million on exploration and development work in the Shafter district. Through a systematic surface-drilling program, Gold Fields identified the eastern extension of the Presidio deposit extending more than 5,000 feet from the lowest development work in the Presidio mine. This extension to the east, northeast from the old Presidio mine, is now known as the Shafter Silver Project.  Gold Fields abandoned the project after the silver price decline in the early 1980s.

2000-2007
Since our acquisition of the project, we have focused our efforts on completing the permitting to place the Shafter Silver Project in production.  We have also acquired and transported to Shafter a used 800 ton-per-day mill for processing ore from the project.

Geology and Mineralization

Many of the world’s largest carbonate-hosted silver-lead-zinc deposits occur in northern Mexico, and some have been in production since the 1600s. These deposits occur in thick Jurassic age to Cretaceous age sedimentary depressions overlying older Paleozoic age rocks.  The regional geology in the area of southwestern Texas is similar to that described above with a thick Jurassic-Cretaceous age sedimentary depression overlying the older Paleozoic age basement rocks.  Thick carbonate sequences extend over 1,600 kilometers in length from southeastern Arizona and southern New Mexico, through northern Mexico and southwestern Texas.  The carbonate formations often exceed 3,000 meters in thickness, and consist of continuous sections of limestone with minor dolomite. The silver-lead-zinc deposits in these areas are referred to as “carbonate-hosted deposits” because of their irregular but sharp contact with their enclosing carbonate host rocks.

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

Pincock, Allen & Holt, a division of Runge Limited (“PAH”) developed a three-dimensional computerized model of the Shafter Silver Project that was used in the development of the geologic resource estimate.  PAH’s estimated geologic resource includes all material in the model without regard to mineability.  The resource estimation does not provide for any dilutional effects that will be experienced during mining and is based on a density factor of 12.0 cubic-feet per ton applied to all material. PAH, in a report dated April 10, 2001, believes that the classification of the resources meets the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 23 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 23
Silver Standard Resources Inc.
Shafter Silver Project
Measured Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Measured	658,000	9.89

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 24 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 24
Silver Standard Resources Inc.
Shafter Silver Project
Indicated Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Indicated	1,427,000	10.14

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 25 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 25
Silver Standard Resources Inc.
Shafter Silver Project
Inferred Mineral Resource Estimate
(5.0 oz/ton Silver - Cutoff Grade)

Classification	Tons	Silver Grade (oz/ton)
Inferred	1,572,000	12.83

Bowdens Project

Location and Access

Our wholly-owned Bowdens Project is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32º 39’S, longitude 149º 52’E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area.  See the following Bowdens Project General Location Map.

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

NORTHERN TERRITORY
QUEENSLAND
A U S T R A L I A
WESTERN AUSTRALIA
SOUTH AUSTRALIA
BRISBANE
NEW SOUTH WALES
Perth
SYDNEY
Adelaide
VICTORIA
MELBOURNE
BOWDENS PROJECT

BOWDENS PROJECT LOCATION MAP

History

The original tenements covering the mineralization of the Bowdens Project were granted to CRA Exploration during 1989 and 1990.  The following is a chronological description of mineral exploration on the Bowdens Project:

1989 - 1992
CRA Exploration completed rock chip and soil sampling, geological mapping, induced polarization surveys, 33 reverse circulation drill holes totalling 3,438 meters and five diamond drill core holes for 842 meters.

1994-1996
GSM Exploration acquired the project and completed 17 reverse circulation holes totalling 2,413 meters and five diamond drill holes for 665 meters. GSM Exploration also completed a scoping study, which included a mineral resource estimate, metallurgical testing and environmental studies.

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

2005 - 2007
We completed an airborne geophysics survey and two drill programs to follow up on drill targets identified by the airborne survey.  No significant intersections were achieved in this regional drill program.  We also completed additional metallurgical test work.

As of December 31, 2007, a total of 425 drill holes totalling 47,672 metres, including water exploration holes, have been completed on the Bowdens Silver Project since 1989.

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 26 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 26
Silver Standard Resources Inc.
Bowdens Project
Measured Mineral Resource Estimate
(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Measured	22.9	50.4	0.33	0.46

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 27 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 27
Silver Standard Resources Inc.
Bowdens Project
Indicated Mineral Resource Estimate
(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Indicated	24.7	53.33	0.26	0.36

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 28 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 28
Silver Standard Resources Inc.
Bowdens Project
Inferred Mineral Resource Estimate
(40 g/t Silver-Equivalent Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	13.4	40.9	0.21	0.32

Silvertip Project

The Silvertip Project is located in northern British Columbia approximately 85 kilometers south of Watson Lake, Yukon Territory.  The property can be accessed by a 25 kilometer dirt road that connects to the Alaska Highway.  See the following Silvertip Property Location Map.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 29 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 29
Silver Standard Resources Inc.
Silvertip Project
Indicated Mineral Resource Estimate

Classification	Tonnes (million)	Silver Grade (g/t)	Lead (%)	Zinc (%)	Gold Grade (g/t)
Indicated	1.12	378	7.7	9.5	0.85

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 30 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 30
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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 31 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 31
Silver Standard Resources Inc.
Sunrise Lake Deposit
Silver Standard Indicated Mineral Resource Estimate with Roscoe Postle Review
(30 g/t Silver Cutoff Grade - Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Indicated	1,522,000	262	2.39	5.99	0.08	0.67

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 32 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 32
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

Mining in the Parral District commenced in the late 1500s when high-grade silver-gold mineralization was discovered in the Veta Colorada vein system, which was mined up until the 1990s.  We have not carried out any exploration work on the project since we acquired it in 2006.

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

In 2006, Geologix carried out an exploration program on the property, and in 2007, it commenced a drill program on the property in accordance with the terms of its option agreement (see Item 4.B - “Business Overview – Secondary Projects – San Agustin Property”).

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 33 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 33
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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 34 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 34
Silver Standard Resources Inc.
San Marcial Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(30 g/t Silver Cutoff Grade – uncapped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	2.31	191.79	0.32	0.66

Office Space

In November 2007, we agreed to renew the lease of our head office at 1180 - 999 West Hastings Street, Vancouver, British Columbia for a five year term commencing in March 2008.  Under the terms of the renewed lease, we agreed to lease 8,361 square feet of office space at rates increasing from $284,279 in the first year to $334,440 per year in the fifth year.  We have also agreed to pay our proportionate share of operating costs and property taxes over the term of the lease.

Item 4A	Unresolved Staff Comments

There are no unresolved SEC comments at this time.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months ended December 31, 2007 and 2006 is prepared as of March 7, 2008 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including this Annual Report, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

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

Business Overview

We are a silver resource company that has assembled a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We focused our activities on the exploration for, and acquisition of, silver dominant projects, some of which have been previously mined, at times when lower metal prices prevailed in order to position us to benefit from silver price increases.  Our primary focus is to take advantage of the current environment of improved metal prices by moving our five principal projects towards commercial production.  We may monetize our non-core assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

Pirquitas Construction Update

Since the decision in October 2006 to place the Pirquitas Project in production, we have made significant progress in advancing the project.  The Pirquitas property is located in the province of Jujuy in northwest Argentina and is expected to produce approximately 10.9 million ounces of silver, in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc per year over a ten-year mine life.

As at December 31, 2007, approximately US$52.9 million of capital expenditures have been incurred on the property.  The mining equipment has arrived at site and is fully commissioned.  Equipment operators have been trained and are conducting general civil works with the construction team, developing open pit and waste access routes and carrying out initial open pit prestripping.  Site preparation earthworks are 70% complete, pre-cast concrete footings are 60% complete and the pre-fabricated steel structure for the process building is 30% complete.  We have ordered all of the major pieces of equipment required for the process plant.  The construction camp and all associated facilities on site are complete. Additionally off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy. We are on target to commence commissioning in the fourth quarter of 2008 and ship concentrate in the first quarter of 2009.

In November 2007, we updated the capital cost estimate for the project to US$220 million from the initial capital cost estimate of US$146 million, which was based on 2005 cost estimates.  As at December 31, 2007, approximately US$52.9 million of capital expenditures have been incurred on the property.

Financial Summary for 2007

•
We recorded a loss for the year of $34.1 million or $0.55 per share, which includes non-cash stock based compensation expense of $15.0 million; a write-down of $12.0 million to reflect the reduction in the estimated fair value of asset-backed commercial paper due to the market liquidity disruption; a $3.5 million foreign exchange loss on US funds held due to the strengthening of the Canadian dollar; and an unrealized loss of $1.4 million reflecting the change in fair value of US dollar foreign exchange contracts.

•	We incurred $6.3 million for exploration and $52.9 million for construction and mining equipment at the Pirquitas property during the year.

•
We incurred total expenditures of $43.6 million to advance our other key properties during the year.  Significant expenditures include $17.6 million for exploration at the Pitarrilla property in Mexico, $8.2 million for exploration at the San Luis property in Peru, $4.8 million for exploration at the Diablillos property in Argentina, and $2.6 million for exploration at the Snowfield property in Canada.

•
In March 2007, we gave notice to our joint venture partner, Esperanza Silver Corporation, of our election to earn 70% of the San Luis property by incurring all exploration and development costs to complete a feasibility study.

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

No properties were written-off in the current year.  In 2006, two properties were written-off and a $101,000 expense was recorded.  Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

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

Other Investments

We have invested in Canadian asset-backed commercial paper (“ABCP”), the market of which experienced liquidity crisis in August 2007.  As a result, our ABCP investments have not yet been repaid.  On September 6, 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed with legal and financial advisors to oversee the restructuring process.  As there was no market data available, we estimated the fair value of ABCP investments by discounting the expected future cash flow according to the probability of recoverability of principal and interest.  There is currently no certainty regarding the outcome of the ABCP restructuring process: it is reasonably possible that the actual timing and amount ultimately recovered may differ materially from our estimate.

Changes in Accounting Policies

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards resulted in our designating marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value.  We had no derivative financial instruments or other financial instruments held for trading at December 31, 2006.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income increased by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments.  This represents the net gain on measuring the fair value of available for sale investments, which had been not recognized on a fair value basis prior to January 1, 2007.  For the year ended December 31, 2007, an unrealized loss on marketable securities of $6,437,000 was recorded in other comprehensive loss upon mark-to-market adjustments.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date.  Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of the company’s objectives, policies and processes for managing capital, quantitative data about what the company regards as capital and whether the company has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, increases the disclosures currently required with the intent of enabling users to evaluate the significance of financial instruments for the company's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which the company is exposed, showing how earnings (loss) and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Inventories

CICA Handbook Section 3031, Inventories, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements beginning on January 1, 2008. We do not expect the adoption of this standard to have a material impact on presentation in our financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose the company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. We do not expect the adoption of these changes to have an impact on our financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. We continue to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Financial Review

For the year ended December 31, 2007, we incurred a net loss of $34,125,000, or $0.55 per share, compared to earnings of $16,382,000, or $0.28 per share in 2006.  A discussion on the various components of the expense and income items compared to the prior year follows:

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31,
Exploration and mineral property costs	2007 $(000)	2006 $(000)
Property examination and exploration	78	267
Mineral property costs written-off	-	101
Reclamation and accretion	782	2,131
	860	2,499

We incurred $78,000 in property examination and exploration expenditures in 2007 compared to $267,000 in 2006.  As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2007.  In 2006, $136,000 of the amount spent on grass roots exploration was in Peru and $90,000 in Mexico.  In 2006, we recorded a write-off in mineral property costs of $101,000 related to one property in Mexico and one property in Argentina.

Reclamation and accretion expense in 2007 amounted to $782,000 compared to $2,131,000 in 2006.  The various components of the expense were: $215,000 of accretion expense in 2007 compared to $243,000 in 2006; $135,000 of cash site restoration and clean-up costs in 2007 compared to $77,000 in 2006; and $432,000 due to changes in estimates of the amount or timing of future cash expenditures in 2007 compared to $1,811,000 in 2006.  In 2006, a significant one-time increase to reclamation provision was recorded for the Silver Standard Mine property in northern British Columbia following regulatory filing of an environmental report.

	Year ended December 31,
Expenses	2007 $(000)	2006 $(000)
Salaries and employee benefits	2,808	2,260
Depreciation	318	142
Professional fees	658	614
General and administration	5,054	4,025
Stock-based compensation	14,999	12,935
Foreign exchange loss	3,527	75
	27,364	20,051

Salaries and employee benefits for 2007 were $2,808,000 compared to $2,260,000 in 2006.  The $548,000 increase in salaries and benefits over 2006 is the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2007.

Depreciation expense during 2007 was $318,000 compared to $142,000 recorded in 2006.  The increase is mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

Professional fees include fees for the annual audit, accounting, tax and legal services.  Total costs for 2007 were $658,000 compared to $614,000 in 2006.  The $44,000 increase in expenses in 2007 over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties.

General and administrative expenses for 2007 were $5,054,000 compared to $4,025,000 in 2006.  The $1,029,000 increase over 2006 is attributed to several factors.  In 2007, we donated shares to an education institution in the amount of $960,000 comparing to $351,000 in 2006.  As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in education relating to the mining industry.  Consulting fees for recruiting agencies have also increased in 2007 for hiring of senior officers and technical staff as we move towards production.  Other areas where we experienced higher general and administrative costs were in the areas of listing and filing fees, travel, and director expenses.

Stock-based compensation expense for 2007 was $14,999,000 compared to $12,935,000 in 2006.  The $2,064,000 increase in the current year’s expense relates to more options outstanding and the amortization of previously issued options.  Of the current year’s expense, $2,804,000 related to general and administration for directors and consultants, as compared to $2,981,000 in 2006 and $12,195,000 related to employee salaries and benefits, as compared to $9,954,000 in 2006.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $524,000 in stock-based compensation was assigned to mineral property costs in 2007 compared to $751,000 in 2006.

	Year ended December 31,
Other income (expenses)	2007 $(000)	2006 $(000)
Investment income	6,757	5,984
Gain (loss) on sale of marketable securities	650	(2,667)
Unrealized loss on financial instruments held-for-trading	(1,801)	-
Write-up (down) of marketable securities	-	52
Write-down of other investments	(12,000)	-
Gain on sale of joint venture interest	-	35,390
Gain on sale of mineral properties	493	173
	(5,901)	38,932

Investment income was $6,757,000 for 2007 compared to $5,984,000 in 2006.  The increase in investment income is due to more funds available for investment subsequent to closing of the $171,067,000 public offering in May 2006.

In 2007, we sold 250,000 shares of Minco Silver Corp. for a $650,000 gain on sale of marketable securities.  In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp.  We received 1,950,000 common shares of Pan American valued at $55,056,000 recording a gain on sale of $35,390,000.  During the last quarter of 2006, we sold all our Pan American shares for proceeds of $51,955,000, resulting in a $3,101,000 loss on sale of marketable securities.  This loss was partially offset by a $434,000 gain on sale of other marketable securities for a net loss on sale of marketable securities of $2,667,000 in 2006.

The $1,801,000 unrealized loss on financial instruments held-for-trading primarily relate to the re-valuation of foreign exchange options.  In 2007, we entered into numerous US dollar forward contracts to manage our exposure to fluctuation in US dollar exchange rates.  As at year end, the mark-to-market adjustment of these derivative instruments result in an unrealized loss of $1,412,000.

Write-down of other investments of $12,000,000 relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other Investments” in the liquidity section below.

In 2007, we also sold a number of mineral properties for a gain of $493,000 compared to gains of $173,000 in 2006.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31,
	2007 $(000)	2006 $(000)	2005 $(000)
Total revenues	nil	nil	nil
Earnings (loss) for year	(34,125)	16,382	(5,870)
Other comprehensive loss for the year	(6,437)
Basic and diluted earnings (loss) per share	(0.55)	0.28	(0.11)
Total assets	498,844	471,013	219,288
Long term debt	nil	nil	nil
Working capital	117,268	250,234	40,344
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:
Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
December 31, 2007	nil	(14,689)	(1)	(0.23)
September 30, 2007	nil	(12,899)	(2)	(0.21)
June 30, 2007	nil	(4,972)	(3)	(0.08)
March 31, 2007	nil	(1,565)		(0.03)
December 31, 2006	nil	(1,701)	(4)	(0.02)
September 30, 2006	nil	2,695	(5)	0.04
June 30, 2006	nil	16,469	(6)	0.28
March 31, 2006	nil	(1,081)		(0.02)

Explanatory notes:
(1)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
(2)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, $4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(3)	Includes $4,004,000 in non-cash expenses related to values assigned to stock options.
(4)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(5)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(6)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.

Fourth Quarter Results

We recorded a net loss of $14,689,000 or $0.23 per share, compared to a net loss of $1,701,000, or $0.02 per share.  The increase in net loss is mainly attributed to non-cash stock based compensation expense of $4,252,000 and a further write-down of $8,000,000 to reflect the change in estimated fair value of asset-backed commercial paper.

Total capital expenditures for the period was $27,719,000, which includes $12,849,000 in construction and mining equipment primarily at Pirquitas and $12,318,000 in mineral property, net of $2,552,000 in non-cash working capital.  Significant mineral property expenditures include $5,007,000 for Pitarilla, $2,697,000 for Diablillos, $1,994,000 for Pirquitas, and $1,656,000 for San Luis.

Impact of Inflation

Currently, inflation in Canada is similar to that in the United States.  Inflation is not expected to have a material impact on us beyond the impact on all businesses generally, such as higher cost of materials, services and salaries.

B.	Liquidity and Capital Resources

Operating Activities

Cash flow used in operations totaled $4,531,000 in 2007, compared to $2,500,000 in 2006.  This increase is due to additional salaries, professional fees, general and administrative costs offset partially by higher investment income.

Financing Activities

During 2007, a net total of $11,794,000 was raised by issuing new equity compared to $203,267,000 in 2006.  The following table shows how the funds were raised:

	Year ended December 31,
	2007 $(000)	2006 $(000)
Financing activities
Exercise of stock options	11,794	6,548
Exercise of warrants	-	25,652
Public offering	-	182,663
Share issue costs	-	(11,596)
	11,794	203,267

A total of 886,600 shares were issued on the exercise of stock options for total proceeds received of $11,794,000 in 2007 compared to 668,750 shares issued on the exercise of stock options for total proceeds received of $6,548,000 in 2006.  The weighted average price received on the exercise of options was $13.30 per share in 2007 compared to $9.79 in 2006.  No share purchase warrants were exercised in 2007 compared to 1,386,625 warrants exercised for proceeds of $25,652,000 in 2006 with a weighted average price received of $18.50 per share.

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000.  The price received was $25.37 (US$23.00) per share.  After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

Investing Activities

Mineral Properties and Capital Expenditures

Total expenditures incurred on mineral properties during the year was $42,749,000 compared to $39,379,000 in the prior year.  A summary of the expenditures by mineral property follows:

	Year ended December 31,
	2007 $(000)	2006 $(000)
Berenguela	147	2,079
Bowdens	607	579
Candelaria	321	401
Challacollo	1,998	407
Diablillos	4,768	407
Pirquitas	6,267	5,046
Pitarrilla	17,584	21,083
San Luis	8,196	1,402
Shafter	248	499
Snowfield	2,571	1,911
Veta Colorada	79	4,103
Other	837	1,462
Changes in non-cash working capital	(874)	-
	42,749	39,379

The above table reflects cash expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

Since the decision in October 2006 to place the Pirquitas Project in production, significant progress has been made in advancing the project.  A total of $59,155,000 was spent at the Pirquitas property in Argentina during the year, which includes $6,267,000 in exploration activities and $52,888,000 on mine construction and mining equipment.

The mining equipment has arrived at site and is fully commissioned and in operation conducting the general civil works for the construction team, developing open pit and waste access routes and initial open pit pre-stripping. Site preparation earthworks are 70% complete, pre-cast concrete footings are 60% complete and the pre-fabricated steel structure for the process building is 30% complete.  All of the major pieces of equipment required for the process plant have been ordered. The construction camp and all associated facilities on site are complete.  Additionally, off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy. The project is on target to commence commissioning during in the fourth quarter of 2008. We expect to start shipping concentrate in the first quarter of 2009.

In November 2007, we updated the reserve estimate for the Pirquitas Project using a silver price of $9.35 per ounce. The updated reserve estimate used the same mine plan and pit shell as the 2006 Report and factored in the updated capital cost estimate for the project. The Pirquitas Project is now estimated to have proven and probable reserves of 136.0 million ounces of silver and measured, indicated and inferred resources of 77.1 million ounces of silver.  It is estimated that project production will average approximately 10.9 million ounces of silver per year over a 10-year mine life.

We updated the capital cost estimate for the project to US$220 million plus IVA from the initial capital cost estimate of US$146 million plus IVA, which was based on 2005 cost estimates.  A significant portion of the increase is a result of increased costs in global construction materials and inflation pressures in Argentina, particularly labour, since the completion of the original estimate.  The revised estimate includes a contingency of US$15 million.  In addition, US$13.6 million of the capital cost increase is related to the layout of certain portions of the project to facilitate future expansion of the mine.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  We are currently in discussions with the government of Argentina to determine the impact, if any, of the proposed export tax on the Pirquitas project.

San Luis

A total of $8,196,000 was spent at the San Luis joint venture property in Peru during the year compared to $1,402,000 in 2006.

Infill diamond drilling on the project’s Ayelén Vein has been completed.  An initial resource estimate completed in the fourth quarter of 2007 defined a measured and indicated resource of 7.1 million ounces of silver resources.

As a result of the gold and silver grades encountered to date, we have applied for permits to initiate underground exploration of the Ayelén Vein, which hosts the majority of the mineralization defined to date at the project. We also plan on initiating a feasibility study in the first half of 2008 for the development of the Ayelén Vein.  Subject to receipt of a positive feasibility study and a production decision by our board of directors, we plan to advance the project through development to production on an expedited basis.  In conjunction with the work planned for the Ayelén Vein, we will continue with our exploration of the remainder of the project for precious and base metals following the discovery of the BP Zone announced in late 2007.

We currently hold a 55% interest in the San Luis project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis joint venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla

A total of $17,584,000 was spent on our Pitarrilla property in Mexico during the current year compared to $21,083,000 in 2006.  During the year, we expended an additional $8,111,000 in exploration activities.  In the prior year, $11,610,000 was incurred to acquire additional land surface rights.

The project contains measured and indicated resources of 383.1 million ounces of silver and inferred resources of 193.2 million ounces of silver.  The project also contains significant base metal mineralization and an underground program has commenced to access a zone of high grade silver and base metal mineralization in the Breccia Ridge Zone.

We are continuing to actively explore the Pitarrilla Project and working to complete step out drilling on the Breccia Ridge Zone and explore for new zones of mineralization. We have also initiated an underground exploration program to access the higher grade mineralization encountered at the Breccia Ridge Zone. An engineering scoping study has commenced to estimate the project economics of developing this higher grade zone.

Diablillos

A total of $4,768,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the year compared to $407,000 in 2006.

We completed an 11,000-meter diamond drill program during 2007 and early 2008 on the project.  The objective of the program was to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  We have also engaged a Qualified Person as defined in NI 43-101 to prepare an updated resource estimate for the Diablillos Project, which is expected to be completed in the second quarter of 2008. Based on the results of the resource estimate, we will plan a follow up drill program and initiate engineering studies to estimate the project economics of developing the Diablillos Project.

Snowfield

A total of $2,571,000 was spent at the wholly-owned property in Canada during the year compared to $1,911,000 in 2006.

Based on results from the 2007 drill program, we have reserved four drills for a drill program scheduled to be underway in the third quarter of 2008. The drill program will focus on testing the potential extension of Seabridge Gold Inc.’s Mitchell Zone onto our Snowfield Project and expand the mineralization at the Snowfield zone.

Challacollo

A total of $1,998,000 was spent on the Challacollo property during the year compared to $407,000 in 2006. All expenditures relate to drilling activities on the property during the period.

Purchase and Sale of Marketable Securities

In 2007, we participated in a private placement to acquire 996,000 units of Esperanza Silver Corporation for $3,648,000.  Each unit is composed of one common share and one-half two-year warrant with an exercise price of $4.35.

We received $812,000 in proceeds on the sale of marketable securities in 2007 compared with $52,410,000 in 2006.  The amount in 2006 was due to the sale of all of our Pan American Silver Corp. shares received from sale of our 50% interest in the Manantial Espejo property for proceeds of $51,955,000.

Liquidity

At December 31, 2007, we have working capital of $117,268,000.

Subsequent to year end, we sold US$138,000,000 senior convertible notes for net proceeds of US$133,800,000 after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver.  During its acquisition phase, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US$5.85 per ounce.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for proceeds of US$39,648,000, which will be used to advance our projects to production.

Cash

At December 31, 2007, we had a cash balance of $80,629,000 and no debt.  This compares to a cash balance of $229,616,000 at December 31, 2006, also with no debt.  The majority of the decrease is attributed to advancing the development of Pirquitas and our other projects totaling $88,305,000 and the reclassification of Canadian asset-backed commercial paper of $57,102,000 from cash and cash equivalents to other investments as discussed below.

Silver Bullion

As at December 31, 2007, we held 1,953,985 ounces of silver valued at an average cost of $8.08 (US$5.85) per ounce or $15,787,000.  The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves.

Marketable Securities

Our marketable securities at December 31, 2007 have a carried cost of $10,235,000 and a market value of $33,209,000 for an unrealized gain of $22,974,000 compared to a carried cost of $5,817,000 and a market value of $35,617,000 for an unrealized gain of $29,800,000 at December 31, 2006.  These investments were made in various mineral exploration companies and are considered to be liquid.

Other Investments

As at December 31, 2007, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  As a result, our investments in ABCP have not yet been repaid.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  According to the press release issued by the Committee on December 23, 2007, the proposal will involve restructuring ABCP for floating rate notes that have maturities based on the maturities of the assets underlying the ABCP.  Details regarding valuation of existing ABCP, separation of underlying assets into the various pools, composition of underlying assets and interest rates for the proposed new notes were not disclosed.  The Committee expects the restructuring process to be completed by April 2008.

Based on the limited data available, we estimated the fair values of our ABCP investments using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows.

Based on management’s best estimate, we have recorded an impairment of $12,000,000, or 21%, of our ABCP investments.  Significant assumptions and estimations used in our valuation model include:

•
$54,059,000 is represented by a combination of synthetic and traditional securitized assets and collateralized debt that will, on restructuring, be pooled with similar assets from other trusts and be replaced with senior and subordinated floating rate notes.  The senior note is expected to have coupon rate similar to AAA rating while the subordinate notes will have coupon rate similar to BBB rating.

•
$3,043,000 is represented by assets that have exposure to US sub-prime assets or home equity loan mortgages that will, on restructuring, be replaced with long-term floating rate notes.  The note is expected to have coupon rate similar to a non-investment grade rating of BB rating.

•
Coupon rates for each class of notes will be similar to their assumed grade rating adjusted for margin facility and lack of liquidity.  A 0.5% increase in coupon rate would result in a $1,400,000 increase in fair value of our ABCP investments.

•
Discount rates for each class of notes will be similar to their assumed grade rating adjusted for lack of market information.  A 0.5% increase in discount rate would result in a $1,200,000 decrease in fair value of our ABCP investments.

•	The probability of a successful restructuring is very high (90%) and a 5% increase would result in a $400,000 increase in fair value of our ABCP investments.

Since the fair values are determined using a probability weighted approach and are based on our assessment of market conditions at December 31, 2007, the fair value reported may change materially in subsequent periods.

The remainder of our funds is held in short-term deposits, banker acceptances and government backed commercial paper.  In February 2008, we sold US$138 million senior convertible notes to finance a portion of the development costs of the Pirquitas Project and to fund the exploration of our other properties, for working capital and for general corporate purposes.  Subsequent to this financing, we have sufficient cash to meet our current development and exploration plans for 2008.

Foreign Exchange Options

In 2007, we entered into various foreign exchange option agreements to manage the foreign currency exposure related to anticipated mine construction costs for the Pirquitas project.  These forward contracts are classified as “held-for-trading” financial instruments.  As such, these derivative financial instruments are recorded at fair value based on their quoted market price with movements in fair value recorded in the Consolidated Statement of Loss.  For the year ended December 31, 2007, we recorded an unrealized loss of $1,412,000 on these instruments based on mark-to-market adjustments.

Long-term Contractual Obligations

The following table discloses our contractual obligations:

		Payments due by Period
	Total $(000)	Less Than 1 Year $(000)	1-3 Years $(000)	4-5 Years $(000)	After 5 Years $(000)
Lease obligations	1,596	277	907	412
Asset retirement obligations	5,344	1,029	2,148	430	1,737
Total	6,940	1,306	3,055	842	1,737

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable.  It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or US dollars.  Our expenditures are negatively impacted by increases in value of either the US dollar or local currencies versus the Canadian dollar.

Risks and Uncertainties

As a mineral exploration and development company, we are exposed to a number of risks and uncertainties.  See Item 3.D.-“Risk Factors”.

C.	Research and Development, Patents and Licenses, etc.

We are a mineral exploration and development company with no producing properties and, as such, the information required by this item is inapplicable.

D.	Trend Information

We are a mineral exploration and development company with no producing properties, and, as such, the information required by this item is inapplicable.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations.

See Item 5.B – “Liquidity and Capital Resources”.

G.	Safe Harbor.

See “Note Regarding Forward-Looking Statements”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists as of February 29, 2008 the names of our directors and senior management.  Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and each director will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 35
Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age
John R. Brodie FCA(1) (2)(3)	Director	January 2006	63
R.E. Gordon Davis(1) (4)	Director	February 1996	69
David L. Johnston(1) (2) (4)	Director	May 2000	68
William Meyer(1) (3) (4)	Director	March 1993	70
Robert A. Quartermain(1)	President and Director	January 1985	53
Peter Tomsett(1) (2) (3) (5)	Director	November 2006	50
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991	49
Joseph J. Ovsenek(1)	Senior Vice President, Corporate	February 2003	49
George N. Paspalas (1)	Senior Vice President, Operations	June 2007	45
Tom Yip(1)	Vice President, Finance and CFO	July 2007	50

(1)	Resident of Canada
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Lead Director

Our Board of Directors and Senior Management

The following is a brief description of the business experience and principal business activities of our directors and senior management:

John R. Brodie FCA

Mr. Brodie is our audit committee financial expert. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Western Canadian Coal Corp. and Pacific Safety Products.

R.E. Gordon Davis

Mr. Davis was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Limited, Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats Resources Corporation (“Canplats”) since October 1999, and President of Canplats since March 2000. Mr. Davis also serves as a director of Pacific Ridge Exploration Ltd. Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

David L. Johnston

Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our board, Mr. Johnston was president and general manager from 1996 to 1999 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Eagle Plains Resources Ltd. Mr. Johnston graduated with a Bachelor of Applied Science degree in Mining Engineering in 1963 and a Master of Science degree in Mineral Engineering in 1969.

William Meyer

Mr. Meyer graduated from the University of British Columbia with a Bachelor of Science degree in Geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner, and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Corporation in 1979 as exploration manager for Western Canada and the United States. In 1991, he was appointed Vice President, Exploration, and became responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide. He retired from Teck Corporation in 1999. Mr. Meyer is also a director of Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc. and Transamerica Resources Corporation.

Robert A. Quartermain

Mr. Quartermain is our President and a director, and is responsible for our day-to-day operations as well as strategic planning and the raising of capital to fund our operations. We have employed Mr. Quartermain as our President since January 1985 and have entered into an employment agreement with him. Mr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in Geology and from Queen’s University in 1981 with a Master of Science degree in Mineral Exploration. Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. From 1976 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs. Mr. Quartermain also worked for Teck Corporation before becoming our President in 1985. Mr. Quartermain currently serves as a director of Canplats.

Peter Tomsett

Mr. Tomsett graduated with a Bachelor of Engineering (Honors) in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation. Mr. Tomsett is also Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc.

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

Joseph J. Ovsenek

Mr. Ovsenek has served as our Senior Vice President since February 2003 and Senior Vice President, Corporate since June 2007.  Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989.  Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.  Prior to joining us, he was a partner with the law firm of Bragagnolo & Ovsenek, Solicitors.

George N. Paspalas

Mr. Paspalas has served as our Senior Vice President, Operations since June 2007. Before joining Silver Standard, Mr. Paspalas held management positions with Placer Dome Inc., most recently as Senior Vice President Projects—Technical Development and previously as President and Chief Executive Officer of Place Dome Africa. He has worked for over 20 years in the resource industry in management, technical and operational roles. His regional experience includes North and South America, South East Asia, Pacific Rim, Africa, Europe and Japan. He earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Tom S.Q. Yip

Mr. Yip has served as our Vice President, Finance and Chief Financial Officer since July 2007. Prior to joining Silver Standard, Mr. Yip held the position of Vice-President and Chief Financial Officer at Asarco, LLC. He also worked for 20 years at Echo Bay Mines Ltd., and served as Vice-President, Finance and Chief Financial Officer before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

B.	Compensation

Compensation of Named Executive Officers

We currently have five named executive officers, Robert Quartermain, our President, Ken McNaughton, our Vice President, Exploration, Joe Ovsenek, our Senior Vice President, Corporate, George Paspalas, our Senior Vice President, Operations, and Tom Yip, our Vice President, Finance and CFO.  In addition, Ross Mitchell, our former Vice President, Finance was a named executive officer until he retired in July 2007.  Collectively, Robert Quartermain, Ken McNaughton, Ross Mitchell, Joe Ovsenek, George Paspalas and Tom Yip are referred to as our “Named Executive Officers”.  The following table sets out the compensation awarded, paid to or earned by our Named Executive Officers during the fiscal year ended December 31, 2007:

Table No. 36
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Pay
							Outs
Name and Principal Position	Fiscal Year Ending (1)	Salary (2)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation (3)
Robert Quartermain	2007	$375,000	$150,000	0	100,000	0	0	$10,650
President	2006	$275,000	$500,000	0	600,000	0	0	$13,909
	2005	$250,000	$175,000	0	200,000	0	0	$10,060
Ken McNaughton	2007	$183,538	$75,000	0	30,000	0	0	$10,182
Vice President,	2006	$140,000	$81,000	0	175,000	0	0	$10,132
Exploration	2005	$130,000	$40,000	0	75,000	0	0	$9,377
Ross Mitchell(4)	2007	$122,507	0	0	0	0	0	$5,937
Former Vice	2006	$140,000	$50,000	0	70,000	0	0	$12,709
President, Finance	2005	$130,000	$25,000	0	50,000	0	0	$8,002
Joe Ovsenek	2007	$250,000	$100,000	0	50,000	0	0	$9,812
Senior Vice President,	2006	$190,000	$300,000	0	320,000	0	0	$10,238
Corporate	2005	$175,000	$60,000	0	120,000	0	0	$8,899
George Paspalas (5)	2007	$175,000	$175,000(5)	0	250,000(5)	0	0	0
Senior Vice President,
Operations
Tom Yip (6)	2007	$110,000	$140,000(6)	0	200,000(6)	0	0	0
Vice President, Finance
and CFO

(1)	Fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005.
(2)	A portion of the salaries of our Named Executive Officers are recovered from various outside companies, some of which are related.
(3)	All Other Compensation is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made on behalf of the employee by us.
(4)	Mr. Mitchell retired on July 16, 2007.
(5)	Mr. Paspalas joined Silver Standard as an officer in June 2007. Mr. Paspalas received a signing bonus of $100,000 and 200,000 stock options upon being hired.
(6)	Mr. Yip joined Silver Standard as an officer in July 2007. Mr. Yip received a signing bonus of $100,000 and 150,000 stock options upon being hired.

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

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and our directors during the year ended December 31, 2007:

Table No. 37
Options Granted for the Fiscal Year Ended December 31, 2007

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Quartermain	100,000	10.93	36.14	36.14	Dec. 18, 2012
Ken McNaughton	30,000	3.28	36.14	36.14	Dec. 18, 2012
Ross Mitchell	Nil	Nil	Nil	Nil	Nil
Joseph Ovsenek	50,000	5.46	36.14	36.14	Dec. 18, 2012
George Paspalas	200,000 50,000	21.86 5.46	40.62 36.14	40.62 36.14	May 3, 2012 Dec. 18, 2012
Tom Yip	150,000 50,000	16.39 5.46	38.88 36.14	38.88 36.14	July 17, 2012 Dec. 18, 2012
Directors (5)	70,000	7.65%	36.14	36.14	Dec. 18, 2012

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

Table No. 38
Option Exercises / Year-End Option Values

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Financial Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(3)(4) Exercisable/Unexercisable
Robert Quartermain	214,000	6,208,495	555,000 exercisable	6,280,000 exercisable
			450,000 unexercisable	3,092,000 unexercisable
Ken McNaughton	55,000	1,452,500	160,000 exercisable	1,916,100 exercisable
			140,000 unexercisable	1,141,750 unexercisable
Ross Mitchell	36,800	1,178,304	0 exercisable(5)	0 exercisable(5)
			0 unexercisable(5)	0 unexercisable(5)
Joseph Ovsenek	50,000	1,330,700	285,000 exercisable	3,252,600 exercisable
			245,000 unexercisable	1,841,000 unexercisable
George Paspalas	Nil	Nil	125,000 exercisable	Nil exercisable
			125,000 unexercisable	Nil unexercisable
Tom Yip	Nil	Nil	100,000 exercisable	Nil exercisable
			100,000 unexercisable	Nil unexercisable
Directors (5)	45,000	1,120,180	270,000 exercisable	1,927,650 exercisable
			370,000 unexercisable	2,874,550 unexercisable

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2007 of $36.05 per share, less the exercise price per share.
(5)	60,000 of Mr. Mitchell’s stock options were cancelled on December 31, 2007.

Compensation to Directors

During 2007, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options and as described below.  On December 18, 2007, each director was granted stock options to acquire 14,000 of our shares at a price of $36.14 for a period of five years.

Effective January 1, 2005, the board of directors adopted a policy on board compensation, which provides for an annual retainer and compensation for serving on committees of the board of director.  The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the board of directors.  In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

For 2007, each of our directors received a retainer of $25,000 per annum.  The lead director and the Chair of the Audit Committee received an additional $10,000, and members of board committees also received an additional $5,000 per annum.

Executive Benefits

We do not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service and none are proposed at this time.  We have a group RRSP available to all full-time employees after one year of service.  We do not provide retirement benefits for directors.  Other than as disclosed in this Annual Report, we have not paid any additional compensation to our directors and senior management for the fiscal year ended December 31, 2007.

Employment Agreements

During 2007, we entered into employment agreements with each of our current Named Executive Officers.  Under the terms of the employment agreements, each of the Named Executive Officers is entitled to the compensation set out in the Summary Compensation Table above.  In addition, in the event of termination (including termination upon a change in control), other than for cause, each of the Named Executive Officers may be entitled to receive a payment equal to two times his annual salary and bonus, other than Robert Quartermain, who is entitled to receive a payment equal to three times his annual salary and bonus.

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

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group, to directors who are not executive officers as a group and employees and consultants as a group are set out below as of December 31, 2007.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 39
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date
Executive Officers	20,000	$12.85	December 22, 2008
	180,000	$14.47	December 31, 2009
	420,000	$16.73	December 20, 2010
	420,000	$21.30	July 27, 2011
	725,000	$35.34	December 12, 2011
	200,000	$40.62	May 3, 2012
	150,000	$38.88	July 17, 2012
	280,000	$36.14	December 18, 2012

Directors who are not	20,000	$14.47	December 31, 2009
Executive Officers	60,000	$16.73	December 20, 2010
	30,000	$18.73	January 19, 2011
	120,000	$21.30	July 27, 2011
	90,000	$27.78	November 7, 2011
	250,000	$35.34	December 12, 2011
	70,000	$36.14	December 18, 2012

Employees and Consultants	67,100	$9.10	January 31, 2008
	32,000	$12.85	December 22, 2008
	5,000	$14.47	October 4, 2009
	86,000	$14.47	December 31, 2009
	235,750	$16.73	December 20, 2010
	301,500	$21.30	July 27, 2011
	27,000	$24.31	September 22, 2011
	345,000	$35.34	December 12, 2011
	20,000	$40.62	May 3, 2012
	75,000	$38.13	July 11, 2012
	120,000	$34.71	September 7, 2012
	70,000	$36.14	December 18, 2012
Total:	4,419,350

As at December 31, 2007, we did not have any share purchase warrants outstanding.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed.  We do not have an executive committee.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board. The next annual general meeting of our shareholders has been called for May 14, 2008.

Our board of directors has three committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.  The members of these committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the board of directors and receive separate remuneration for acting as members of the committees.

The Audit Committee, comprised of John Brodie FCA, Peter Tomsett and David Johnston, has the responsibility of, among other things, recommending to the board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of "whistle-blower" and related procedures.  Each member of the Audit Committee is an independent director.

The Compensation Committee, comprised of John Brodie FCA, Peter Tomsett and William Meyer, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each member of the Compensation Committee is an independent director.

The Corporate Governance and Nominating Committee, comprised of R.E. Gordon Davis, William Meyer and David Johnston, has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.  Each member of the Corporate Governance and Nominating Committee is an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our President (see Item 6.B – “Compensation – Employment Agreements”).

D.	Employees

At our corporate head office in Vancouver, we had 23 full and 2 part-time employees as at December 31, 2007, including the members of senior management, one of whom was involved in shareholder and investor communications, nine of whom were responsible for project exploration and development, four of whom carried out our management and executive functions and nine full full-time and two part-time of whom provided administrative support.  Including members of senior management, we had 22 full and one part-time employees as at December 31, 2006 and 16 full-time and three part-time employees as at December 31, 2005.  We have an aggregate in excess of 250 employees at our various projects.

E.	Share Ownership

The following table sets out, as of February 29, 2008, the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 40
Named Executive Officers Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class*	Percent of Class
Robert Quartermain	common	835,000	1.31
Ken McNaughton	common	170,000	0.27
Joe Ovsenek	common	290,100	0.45
George Paspalas	common	125,000	0.20
Tom Yip	common	100,000	0.16

*includes options exercisable within 60 days.

As at February 29, 2008, our directors and officers held, as a group, directly or indirectly, an aggregate of 314,600 common shares and 1,567,500 options exercisable within 60 days.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the Named Executive Officers and our directors are set out below as of February 29, 2008.

Table No. 41
Named Executive Officers Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
Robert Quartermain	5,000 100,000 200,000 200,000 400,000 100,000	$12.85 $14.47 $16.73 $21.30 $35.34 $36.14	December 22, 2008 December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012
Ken McNaughton	20,000 40,000 75,000 75,000 100,000 30,000	$12.85 $14.47 $16.73 $21.30 $35.34 $36.14	December 22, 2008 December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012
Joe Ovsenek	30,000 120,000 120,000 200,000 50,000	$14.47 $16.73 $21.30 $35.34 $36.14	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012
George Paspalas	200,000 50,000	$40.62 $36.14	May 3, 2012 December 18, 2012
Tom Yip	150,000 50,000	$38.88 $36.14	July 17, 2012 December 18, 2012

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Royce & Associates, LLC, which reported owning 8,463,500 of our common shares (13.52% of our issued and outstanding shares) as at February 6, 2008.  Royce & Associates, LLC reported owning 7,875,300 of our common shares for 12.78% of our issued and outstanding shares as at January 25, 2007, 4,646,500 of our common shares for 9% of our issued and outstanding shares as at January 31, 2006 and 4,758,700 of our common shares for 9.28% of our issued and outstanding shares as at February 11, 2005.  Royce & Associates, LLC does not have voting rights that are different from the voting rights of the other holders of our common shares.

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

On December 31, 2007, the shareholders’ list for our common stock showed 2,292 registered shareholders and 62,569,447 shares outstanding.  816 of these registered shareholders were US residents, owning 32,548,113 shares representing 52.02% of our issued and outstanding shares.

B.	Related Party Transactions

Since January 1, 2007, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We provide administrative and technical services under arrangements with Canplats, a publicly-traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis), and Radiant Resources Inc., a publicly-traded company with one common director (Robert A. Quartermain).  Under these arrangements, we are reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

In February 2007, we acquired 999,600 units of Esperanza (with each unit consisting of one common share of Esperanza and one-half of one common share purchase warrant; each whole common share purchase warrant exercisable for a period of two years at a price of $4.25 per share) at an aggregate cost of $3,648,540.  Our Senior Vice President, Corporate, Joseph Ovesenek, was a director of Esperanza at the time we acquired the units of Esperanza.

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

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated March 7, 2008.

(b)	Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006 (in Canadian Dollars).

(c)	Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).

(e)	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).

(f)	Notes to Consolidated Financial Statements for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2007.

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

The following tables set out the reported high and low prices on each of TSX and Nasdaq for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) each month for the past six months.

Table No. 42
High and Low Prices for the Five Most Recent Fiscal Years on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
December 31, 2007	$45.58	$27.80
December 31, 2006	$36.59	$17.17
December 31, 2005	$18.89	$12.34
December 31, 2004	$23.00	$12.00
December 31, 2003	$15.75	$5.35

Table No. 43
High and Low Prices for the Five Most Recent Fiscal Years on Nasdaq (US$’s)

Fiscal Year Ended	High	Low
December 31, 2007	$48.16	$27.52
December 31, 2006	$31.63	$14.93
December 31, 2005	$16.15	$9.71
December 31, 2004	$17.37	$8.65
December 31, 2003	$12.30	$3.55

Table No. 44
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (Cdn$’s)

Period Ended	High	Low
December 31, 2007	$44.07	$35.11
September 30, 2007	$40.47	$27.80
June 30, 2007	$45.58	$35.40
March 31, 2007	$42.34	$31.11
December 31, 2006	$36.59	$21.30
September 30, 2006	$29.80	$19.95
June 30, 2006	$26.62	$17.53
March 31, 2006	$25.50	$17.17

Table No. 45
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq (US$’s)

Period Ended	High	Low
December 31, 2007	$48.16	$32.51
September 30, 2007	$38.71	$25.74
June 30, 2007	$40.16	$33.07
March 31, 2007	$36.66	$27.52
December 31, 2006	$31.63	$18.82
September 30, 2006	$26.79	$17.43
June 30, 2006	$24.12	$15.71
March 31, 2006	$21.95	$14.93

Table No. 46
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
February 29, 2008	$37.86	$31.60
January 31, 2008	$40.30	$30.90
December 31, 2007	$40.30	$32.68
November 30, 2007	$44.07	$35.11
October 31, 2007	$40.45	$34.41
September 30, 2007	$37.55	$30.90

Table No. 47
High and Low Prices for each Month for the Past Six Months on Nasdaq (US$’s)

Month Ended	High	Low
February 29, 2008	$38.81	$31.52
January 31, 2008	$40.72	$29.79
December 31, 2007	$40.00	$32.51
November 30, 2007	$48.16	$35.09
October 31, 2007	$42.74	$35.00
September 30, 2007	$37.75	$29.01

B.	Plan of Distribution

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from us or any other member of the group.

1.
Option agreement dated August 25, 2006 with Silver Standard Mexico S.A. de C.V., Geologix Explorations Inc. and Geologix Explorations Mexico, S.A. de C.V.  See Item 4.B under the heading “San Agustin Property” for a description of the option agreement.

2.
Amending agreement dated September 19, 2007 with Silver Standard Mexico S.A. de C.V., Geologix Explorations Inc. and Geologix Explorations Mexico, S.A. de C.V.  See Item 4.B under the heading “San Agustin Property” for a description of the amending agreement.

3.
Convertible Note Purchase Agreement dated February 27, 2008 with UBS Securities LLC, Bear, Stearns & Co., Inc., Deutsche Bank Securities Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as initial purchasers.  Under the terms of the Convertible Note Purchase Agreement, we issued US$138 million of convertible notes (the “Convertible Notes”) due March 1, 2028 and bearing interest at a rate of 4.5% per year. The Convertible Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions, or (v) during specified periods in early 2013 and 2028.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Convertible Notes may be entitled to an increased conversion rate.  The Convertible Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$43.33 per common share, which is approximately 130% of the closing price of our common shares on the Nasdaq Global Market on February 21, 2008.  Holders of the Convertible Notes will have the right to require usd to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  See Item 5.B under the heading “Liquidity”.

D.	Exchange Controls and Investment Canada Act

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital.  Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States.  See “Item 10.E, “Taxation”.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Silver Standard and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2008 WTO Review Threshold is $295,000,000.

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

The Company believes that it was a PFIC in its 2007 taxable year and in each preceding taxable year since at least its 1996 taxable year.  The Company may be a PFIC in its 2008 and subsequent taxable years, but the Company can provide no assurance of its PFIC classification in its 2008 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  The Company has not determined whether or not any direct or indirect subsidiary of the Company was a PFIC or is expected to be a PFIC in 2008 or subsequent taxable years.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Stock and all excess distributions on its Common Stock over such U.S. Holder’s entire holding period.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Foreign Tax Credit

Any foreign income tax withheld with respect to dividends on Common Stock may, subject to a number of complex requirements and limitations (including special limitations to coordinate with the qualified dividend income rules described above), be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends will be “passive category income” or “general category income”.  A U.S. Holder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.

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

Our primary market risk exposures are interest rate risk and foreign currency risk.  We are exposed to interest rate risk on our cash and cash equivalents.

Our reporting currency is the Canadian dollar.  We are exposed to foreign exchange risk associated with purchases of goods and equipment denominated in U.S. dollars, cash and cash equivalents.  Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate are recorded in income.

Interest rate risk

We invest our cash resources in liquid government and corporate debt instruments having a R-1 (high) credit rating or greater from the Canadian Dominion Bond Rating Service.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

Credit risk

Financial instruments potentially exposing us to a concentration of credit risk consist principally of cash and cash equivalents.  We manage this credit risk by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; banker’s acceptances purchased in the secondary market and having received an R-1 (high) rating from the Canadian Dominion Bond Rating Service or comparable US rating service, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Exchange rate sensitivity

Our functional currency is considered to be the Canadian dollar.  Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at historical rates of exchange.  Income and expenses are translated at the average rate for the period.  Foreign exchange gains and losses are reflected in the Consolidated Statement of Earnings (Loss), Comprehensive Loss and Deficit unless they relate to a specific property in which case they are capitalized.

As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

In August 2007, we entered into forward foreign exchange contracts to purchase, in aggregate, US$40 million for delivery from December 2007 to March 2008.  The fair value of the remaining contracts at December 31, 2007 was a liability of $1.4 million.  The related loss was recorded in unrealized loss on financial instrument held-for-trading in the statement of operations, deficit and comprehensive income based on mark-to-market adjustments.

Limitations

The above discussion includes only those exposures that exist as of December 31, 2007 and as a result, does not consider exposures or positions that could arise after that date.  Our ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Item 12	Description of Securities Other than Equity Securities

This Form 20-F is being filed as an annual report under the Exchange Act, and as such, there is no requirement to provide any information under this item.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15	Controls and Procedures

Our management, with the participation of the President (our principal executive officer) and Vice President, Finance (our principal financial officer) , has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators and the SEC) as at December 31, 2007, and has concluded that such disclosure controls and procedures are effective.

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the Canadian Securities Administrators and the SEC):

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

(3)
As at December 31, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting as of the date.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2007, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

It should be noted that while our principal executive officer and principal financial officer believe that our disclosure controls and procedures and internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

We have adopted a Code of Business Conduct that applies to our principal executive officer, principal financial officer and other senior financial officers performing similar functions. Our Code of Business Conduct is available for viewing on our website at www.silverstandard.com.

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2007	Fiscal year ended December 31, 2006
Audit Fees (1)	$265,250	$280,500
Tax Fees	-	-
All Other Fees	-	-
Total	$265,250	$280,500

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

Our Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit  services to be provided by our  auditors (i) if such services are of a type the performance of which would  cause our auditors to cease to be independent within the meaning of applicable SEC or Nasdaq rules, and (ii) without consideration, among other things, of whether our auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

All services provided by our principal accountant in 2007 were pre-approved by our audit committee.

D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP.  The major differences between Canadian and U.S. GAAP, as they affect us, are disclosed in note 18 to the audited consolidated financial statements.

The financial statements and notes thereto as required under Item 18 are attached to this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of PricewaterhouseCoopers LLP is included in this Annual Report immediately preceding the financial statements.

Item 19	Exhibits

All financial statements and exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

A.	Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2007, 2006 and 2005 (in Canadian Dollars)	F-1
Auditors’ Report, dated March 7, 2008	F-3
Consolidated Balance Sheets as at December 31, 2007 and December 31, 2006 (in Canadian Dollars)	F-4
Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-6
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-7
Notes to Consolidated Financial Statements for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-8

B.	Exhibits

Exhibit Number	Description
1.1

Memorandum, Articles and Certificate of Incorporation incorporated by reference from Exhibit 1.1 to Registration Statement under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on July 13, 1995.

1.2

Notice of Articles and Articles filed under the Business Corporations Act (British Columbia) incorporated by reference from Exhibit 1.2 to Annual Report for the fiscal year ended December 31, 2005 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2006.

2.1	Indenture, dated as of February 27, 2008, between the Company and the Bank of New York, as trustee.
8.1	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X)
12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

- 122 / 123 -

Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(expressed in thousands of Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

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

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

“R.A. Quartermain”                                                                                        “Tom S.Q. Yip”
Robert A. Quartermain                                                                                      Tom S.Q. Yip
President                                                                                             Chief Financial Officer

March 7, 2008

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. (the “Company”) as at December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of  Silver Standard Resources Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings /(loss), comprehensive loss, deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements.  Our report to the shareholders dated March 7, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets

Current assets
Cash and cash equivalents	80,629	229,616
Silver bullion (note 6)	15,787	15,787
Marketable securities (note 7)	33,209	5,817
Accounts receivable	2,903	3,746
Prepaid expenses and deposits	453	630
	132,981	255,596

Restricted cash (note 11)	1,809	2,104
Other investments (note 8)	45,102	-
Valued added tax recoverable (note 9)	9,527	1,327
Mineral property costs and property, plant, and equipment (note 10)	309,425	211,986
	498,844	471,013
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	9,640	3,074
Accrued liabilities	3,632	1,215
Current portion of asset retirement obligations (note 11)	1,029	1,073
Foreign exchange derivatives (note 7)	1,412	-
	15,713	5,362

Asset retirement obligations (note 11)	2,827	2,336
Future income tax liability (note 14)	25,253	26,745
	43,793	34,443

Non-controlling interest (note 10 xiv)	608	-
	44,401	34,443
Shareholders' Equity

Share capital (note 12)	459,888	442,265
Value assigned to stock options (note 12)	31,810	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 7)	23,363	-
Deficit	(61,267)	(27,142)

	454,443	436,570

	498,844	471,013
Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie” John R. Brodie, FCA (Chairman of the Audit Committee)	“Peter W. Tomsett” Peter W. Tomsett (Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
	$	$	$

Exploration and mineral property costs
Property examination and exploration	78	267	434
Mineral property costs written-off	-	101	372
Reclamation and accretion (note 11)	782	2,131	507

	(860)	(2,499)	(1,313)
Expenses
Salaries and employee benefits	2,808	2,260	1,120
Depreciation	318	142	74
Professional fees	658	614	176
General and administration	5,054	4,025	2,309
Stock-based compensation (note 12)	14,999	12,935	4,035
Foreign exchange loss	3,527	75	18

	(27,364)	(20,051)	(7,732)
Other income (expenses)
Investment income	6,757	5,984	881
Gain (loss) on sale of marketable securities (note 5)	650	(2,667)	2,289
Unrealized loss on financial instruments held-for-trading (note 7)	(1,801)	-	-
Write-up (down) of marketable securities	-	52	(15)
Write-down of other investments (note 8)	(12,000)	-	-
Gain on sale of joint venture interest (note 5)	-	35,390	-
Gain on sale of mineral properties	493	173	20

	(5,901)	38,932	3,175

Earnings (loss) for the year	(34,125)	16,382	(5,870)

Other comprehensive income
Unrealized loss on marketable securities (note 7)	(6,437)

Total comprehensive loss	(40,562)

Deficit - Beginning of year	(27,142)	(43,524)	(37,654)

Earnings (loss) for the year	(34,125)	16,382	(5,870)

Deficit - End of year	(61,267)	(27,142)	(43,524)

Weighted average shares outstanding (thousands)
Basic	62,148	58,652	51,683
Diluted	63,339	58,904	53,559

Earnings (loss) per common share (note 4)			-
Basic and diluted earnings (loss) per share	(0.55)	0.28	(0.11)

F - 5

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$

Operating activities
Earnings (loss) for the year	(34,125)	16,382	(5,870)
Items not affecting cash
Depreciation	318	142	74
Stock-based compensation	14,999	12,935	4,035
Asset retirement obligations	647	2,053	444
Mineral property costs written-off	-	101	372
Gain on sale of mineral properties and property, plant, and equipment	(493)	(152)	-
Gain on sale of marketable securities	(650)	2,667	(2,289)
Gain on sale of joint venture interest	-	(35,390)	-
Unrealized loss on marketable securities held-for-trading	1,801	-	-
Write-down (up) of marketable securities	-	(52)	15
Write-down of other investments	12,000	-	-
Foreign exchange loss (gain)	267	(1)	(14)
Donation of shares	960	230	-
Decrease (increase) in non-cash working capital items (note 15)	(255)	(1,415)	282

Cash used in operating activities	(4,531)	(2,500)	(2,951)

Financing activities
Shares and warrants issued for cash	11,794	214,863	1,795
Share issue cash costs	-	(11,596)	-

Cash generated by financing activities	11,794	203,267	1,795

Investing activities
Mineral property costs	(42,749)	(39,379)	(20,933)
Purchase of property, plant and equipment	(45,556)	(3,608)	(1,202)
Increase in value added tax recoverable (net)	(8,200)	(1,327)	-
Proceeds from sale of property, plant and equipment	-	13	-
Cash on consolidation of Reliant (note 10 xiv)	193	-	-
Purchase of marketable securities	(3,648)	(378)	(2,459)
Proceeds from sale of marketable securities	812	52,410	3,077
Increase in investment in restricted cash	-	(1,912)	-
Reclassification of cash equivalents to other investments (note 8)	(57,102)	-	-

Cash provided by (used in) investing activities	(156,250)	5,819	(21,517)

Increase (decrease) in cash and cash equivalents	(148,987)	206,586	(22,673)

Cash and cash equivalents - Beginning of year	229,616	23,030	45,703

Cash and cash equivalents - End of year	80,629	229,616	23,030

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	Common Shares					Accumulated
			Value	Value		other	Retained	Total
	Number of		assigned	assigned	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	to warrants	surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2004	51,577	217,502	6,167	7,011	-	-	(37,654)	193,026
Issued for cash:
Exercise of options	259	1,610	-	-	-	-	-	1,610
Exercise of warrants	10	185	-	-	-	-	-	185
For mineral property	3	45	-	-	-	-	-	45
Value assigned to options granted	-	-	4,194	-	-	-	-	4,194
Value of options exercised	-	583	(583)	-	-	-	-	-
Value of warrants exercised	-	46	-	(46)	-	-	-	-
Loss for the year	-	-	-	-	-	-	(5,870)	(5,870)

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options granted	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	29,800	-	29,800
balance (note 3)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Donations	27	960	-	-	-	-	-	960
Other comprehensive income	-	-	-	-	-	(6,437)	-	(6,437)
Loss for the year	-	-	-	-	-	-	(34,125)	(34,125)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	23,363	(61,267)	454,443

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a development stage company with a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We are currently developing our Pirquitas property that is located in the province of Jujuy in northwest Argentina.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property.  We will periodically need to obtain additional financing (see note 19 – Subsequent events), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 18.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsidiary	Location	Ownership	Project
Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Rio Grande Mining Company	Nevada	100%	Shafter
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	55%	San Luis
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

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

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total current assets, total assets, working capital position or results of operations, and do not affect previously reported cash flows from financing activities.

Foreign currency translation

Our functional currency is considered to be the Canadian dollar.

Our subsidiaries are considered to be integrated foreign operations whose financial position and results of operations are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit unless they relate to a specific mineral property in which case they are capitalized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Effective January 1, 2007, marketable securities are reported at their fair market value based on quoted market prices.  Derivative based marketable securities are designated as held-for-trading financial instruments with changes in fair value recorded through net income.  All other marketable securities are designated as available-for-sale financial instruments with changes in fair value recorded in other comprehensive income until realized.

Prior to January 1, 2007, marketable securities were valued at the lower of original cost and quoted market value.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost.  Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities and holding costs to maintain a property.  Related foreign exchange amounts are deferred.  These costs are amortized using the units-of-production method against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration is expensed in the period incurred.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.  In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.  Any values assigned to stock options that have expired are transferred to contributed surplus.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Earnings (loss) per common share

Earnings/(loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  We follow the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital,
(ii)	summary quantitative data about what it manages as capital.
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Inventories

CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. We do not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES

a)     Financial instruments

Effective January 1, 2007, the Company has adopted new CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement and Section 3861 Financial Instruments – Disclosure and Presentation.

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  When a decline in the fair value of a financial asset is determined to be other-than-temporary, the cumulative loss is recognized in net income.  Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

With the exception of the warrants of Esperanza Silver Corporation acquired in February 2007 that are classified as held-for-trading, all of our investments have been designated as available-for-sale.  We have elected to use settlement date accounting on any regular way contracts.

The adoption of Section 3855 resulted in an unrealized gain on available-for-sale marketable securities of $29,800,000 as at January 1, 2007.  The amount is reported as an adjustment to the opening balance of accumulated other comprehensive income.

b)     Hedges

Effective January 1, 2007, we have adopted new CICA Handbook Section 3865 Hedges.  As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on our financial statements.

c)     Comprehensive income

Effective January 1, 2007, we have adopted new CICA Handbook Section 1530 Comprehensive Income.  Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

4	EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per share are as follows:

	2007	2006	2005
	$	$	$

Earnings (loss) for the year	(34,125)	16,382	(5,870)

Basic weighted-average common shares (000's)	62,148	58,652	51,683
Dilutive potential from stock options and warrants (000's)	1,191	252	1,876

Dilutive weighted-average common shares (000's)	63,339	58,904	53,559

Earnings (loss) per common share
Basic earnings (loss) per share	(0.55)	0.28	(0.11)
Diluted earnings (loss) per share	(0.55)	0.28	(0.11)

5	SALE OF JOINT VENTURE INTEREST AND MARKETABLE SECURITIES

On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., closed for a gain on sale of $35,390,000.  The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000.  During the fourth quarter of 2006, all our shares in Pan American were sold for net proceeds of $51,995,000.  A loss on sale of marketable securities of $3,101,000 was recorded resulting in a net gain of $32,289,000 from the sale of this interest.  This loss on sale of marketable securities was reduced by gains of $434,000 on the sale of other marketable securities in 2006.

6	SILVER BULLION

At December 31, 2007, we have 1,953,985 ounces of silver bullion at a cost of $15,787,000 (2006 - $15,787,000), equal to an average cost of $8.08 (US$5.85) per ounce.  Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value.  The market value of the silver bullion at December 31, 2007 was $28,498,000 (2006 - $29,373,000).  Subsequent to year end, we sold our silver bullion for gross proceeds of $39,244,000 (see note 19 – Subsequent events).

7	FINANCIAL INSTRUMENTS

Our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, value added tax recoverable, accounts payable, accrued liabilities, and foreign exchange derivatives.  Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Marketable securities and foreign exchange derivatives are recorded in the financial statements at fair value.  We are exposed to currency risk from foreign currency fluctuations.  We use foreign exchange derivative instruments to manage our exposure to fluctuation in foreign currency exchange rates.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

7	FINANCIAL INSTRUMENTS (Cont’d)

Marketable Securities

At December 31, 2007, we held shares and share purchase warrants as follows:

	December 31, 2007			December 31, 2006
			Accumulated			Transitional
			Unrealized			Adjustment
	Fair Value	Cost	Gains (losses)	Fair Value	Cost	to AOCI
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	10,012	4,823	5,189	17,472	1,591	15,881
Minco Silver Corporation	13,694	2,966	10,728	13,567	3,126	10,441
SilverMex Resources Ltd.	3,250	300	2,950	2,050	300	1,750
Vista Gold Corp.	846	186	660	1,749	294	1,455
Other investments	5,380	1,544	3,836	779	506	273
	33,182	9,819	23,363	35,617	5,817	29,800
Held-For-Trading Warrants
Esperanza Silver Corporation	27	416	(389)	-	-	-

Total Marketable Securities	33,209	10,235	22,974	35,617	5,817	29,800

On January 1, 2007, we recognized an adjustment of $29,800,000 to opening balance of accumulated other comprehensive income pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement.  The amount represents the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007.

For the year ended December 31, 2007, we recognized an unrealized loss of $6,437,000 on marketable securities designated as available-for-sale in other comprehensive income and a $389,000 unrealized loss on marketable securities classified as held-for-trading, was included in our loss for the year.

Foreign Exchange Derivatives

At December 31, 2007, we held the following foreign exchange derivatives:

			Receive	Pay			Unrealized
			Amount	Amount		Fair	Gains
Type	Style	Expiry	(USD)	(CAD)	Cost	Value	(Losses)
Call	European	Jan/08 - Mar/08	$ 30,000	$ 31,088	$ -	$ (1,438)	$ (1,438)
Put	European	Jan/08 - Mar/08	$ 30,000	$ 32,434	$ -	$ 26	$ 26

						$ (1,412)	$ (1,412)

In August 2007, we entered into various foreign exchange option agreements to manage the foreign currency exposure related to anticipated mine construction costs for the Pirquitas project.  These option agreements are classified as “held-for-trading” financial instruments.  As such, these derivative financial instruments are recorded at fair value based on their quoted market price with movements in fair value recorded in the Consolidated Statement of Loss.  During the year ended December 31, 2007, we recorded an unrealized loss of $1,412,000 (2006 - $nil) on these instruments based on mark-to-market adjustments.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	OTHER INVESTMENTS

As at December 31, 2007, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  As a result, our investments in ABCP have not yet been repaid.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  According to the press release issued by the Committee on December 23, 2007, the proposal will involve restructuring ABCP for floating rate notes that have maturities based on the maturities of the assets underlying the ABCP.  Details regarding valuation of existing ABCP, separation of underlying assets into the various pools, composition of underlying assets and interest rates for the proposed new notes were not disclosed.  The Committee expects the restructuring process to be completed by April 2008.

Based on the limited data available, we estimated the fair values of our ABCP investments using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows.

Based on management’s best estimate, we have recorded an impairment of $12,000,000, or 21%, of our ABCP investments.  Significant assumptions and estimations used in our valuation model include:
•
$54,059,000 is represented by a combination of synthetic and traditional securitized assets and collateralized debt that will, on restructuring, be pooled with similar assets from other trusts and be replaced with a senior and subordinated floating rate notes.  The senior note is expected to have coupon rate similar to AAA rating while the subordinate notes will have coupon rate similar to BBB rating.

•
$3,043,000 is represented by assets that have exposure to US sub-prime assets or home equity loan mortgages that will, on restructuring, be replaced with long-term floating rate notes.  The note is expected to have coupon rate similar to a non-investment grade rating of BB rating.

•
Coupon rates for each class of notes will be similar to their assumed grade rating adjusted for margin facility and lack of liquidity.  A 0.5% increase in coupon rate would result in a $1,400,000 increase in fair value of our ABCP investments

•
Discount rates for each class of notes will be similar to their assumed grade rating adjusted for lack of market information.  A 0.5% increase in discount rate would result in a $1,200,000 decrease in fair value of our ABCP investments

•	The probability of a successful restructuring is very high (90%) and a 5% increase would result in a $400,000 increase in fair value of our ABCP investments

Since the fair values are determined using a probability weighted approach and are based on our assessment of market conditions at December 31, 2007, the fair value reported may change materially in subsequent periods.

The remainder of our funds are held in short-term deposits, banker acceptances and government backed commercial paper.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

9	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset.  Argentinean law states that VAT paid is recoverable once the company reaches the production stage.  In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property.  The amount recoverable at December 31, 2007 is estimated to be $9,527,000 (2006 - $1,327,000).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration.  If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

10	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	2007			2006
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	251,518	-	251,518	207,887	-	207,887
Construction in progress	33,625	-	33,625	1,829	-	1,829
Mining equipment and machinery	22,870	(413)	22,457	1,298	(3)	1,295
Other	2,743	(918)	1,825	1,524	(549)	975
	310,756	(1,331)	309,425	212,538	(552)	211,986

During the year, the Company recorded $779,000 (2006 – $126,000; 2005 - $113,000) of depreciation on property, plant, and equipment, of which $318,000 (2006 – $142,000; 2005 - $74,000) was charged to the Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit and $461,000 (2006 - ($16,000); 2005 - $39,000) deferred as mineral property costs.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At December 31, mineral property costs are as follows:

		Exploration
		and
	Acquisition	development	Future tax	Total	Total
	costs	costs	effects	2007	2006
	$	$	$	$	$

Argentina
Diablillos	5,530	6,555	-	12,085	7,292
Pirquitas	56,308	17,723	11,848	85,879	81,187
Other	23	182	-	205	173
Australia
Bowdens	10,900	8,575	3,376	22,851	22,293
Other	-	246	-	246	238
Canada
Silvertip	1,818	271	-	2,089	2,072
Snowfield	125	4,364	-	4,489	1,918
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	67	-	1,301	1,295
Chile
Challacollo	2,953	5,005	399	8,357	5,956
Other	50	232	-	282	228
Mexico
Pitarrilla	13,290	35,944	1,894	51,128	32,752
San Marcial	1,250	769	-	2,019	2,319
Veta Colorada	3,976	894	41	4,911	4,815
Other	820	1,644	-	2,464	2,135
Peru
Berenguela	12,936	3,284	5,727	21,947	22,343
San Luis	-	10,506	947	11,453	1,691
United States
Candelaria	2,981	3,406	247	6,634	6,213
Maverick Springs	692	1,965	36	2,693	2,599
Shafter	2,610	3,489	738	6,837	6,720
	119,889	106,376	25,253	251,518	207,887

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

i)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

ii)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a net gain of $32,289,000 (note 5).

iii)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina.  In October 2006, a production decision was made on this property.  We spent $59,155,000 on the property during the year, which includes $6,267,000 in exploration activities and $52,888,000 in mine construction and mining equipment.

iv)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia.  There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

v)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

vi)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada.  The project is contiguous with the silver-gold Sulphurets project.

vii)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

viii)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories.  The property is subject to a 5% net profits royalty interest.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

ix)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid.  The 3% production royalty can be acquired at any time for a total of US$1,500,000.

x)	Pitarrilla, Mexico

We own a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

xi)	San Marcial, Mexico

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

xii)	Veta Colorada, Mexico

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

xiii)	Berenguela, Peru

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xiv)	San Luis, Peru

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation (Esperanza), with each party obtaining a 50% interest therein.   In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property.  The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. (Reliant). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next US$1,500,000 of exploration expenditures in proportion to our respective interests. In March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture.  Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

In April 2007, we commenced recording Reliant on a consolidated basis after the non-San Luis assets in Reliant were transferred to Esperanza.  The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:
$(000)
Cash	193
Receivables and other current assets	31
Mineral property interest	4,648
Current liabilities	(364)
Non-controlling interest	(608)
3,900

xv)	Candelaria, U.S.A.

 We own a 100% interest in the Candelaria silver mine in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (note 11) relating to this property.

xvi)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (Vista) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, we were to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn our interest. We and Vista would then enter into a joint venture agreement. At December 31, 2005, we had met our expenditure commitment to Vista and vested our interest in the property.  We and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property.  Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and us, and all costs to complete a feasibility study in excess of US$2,000,000.  In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner.  Newmont’s back-in right expired unexercised during the year.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xvii)	Shafter, U.S.A.

We own a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid or in process of being renewed. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.  We have initiated the process for the potential sale of the project.

11	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2007, we expensed $782,000 (2006 - $2,131,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2007, $3,856,000 (2006 - $3,409,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $1,029,000 (2006 - $1,073,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Veta Colorada property located in Mexico, and Pirquitas property located in Argentina.

A reconciliation of the provision for asset retirement obligations is as follows:

	2007	2006
	$	$

Balance, beginning of year	3,409	1,481

Liabilities settled during the year	(489)	(273)
Accretion expense	267	273
Revisions and new estimated cash flows	669	1,928

Balance, end of year	3,856	3,409

Balance sheet presentation
Current portion	1,029	1,073
Long-term portion	2,827	2,336

Balance, end of year	3,856	3,409

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	ASSET RETIREMENT OBLIGATIONS (Cont’d)

The provision for asset retirement obligations is based on the following key assumptions:
•	Present value of total asset retirement obligations is $3,856,000 (2006 - $3,409,000), reflecting payments for approximately the next 10 years
•	Total undiscounted value of these payments is $5,344,000 (2006 - $4,905,000)
•	Present value determined using a credit adjusted risk-free rate of 8% - 10%

At December 31, 2007, we have lodged $1,809,000 (2006 - $2,104,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $191,000 (2006 - $196,000) is in the form of cash deposits and $1,618,000 (2006 - $1,908,000) as security for a US$1,637,000 bond for the Candelaria property.

12	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2007, we had unlimited authorized common shares and 62,569,447 common shares issued and outstanding (2006 – 61,646,120).

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000.  The price received was $25.37 (US $23.00) per share.  After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

(b)	Stock Options

We have a comprehensive stock option plan for our employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.  Currently, the vesting periods range up to three years.  New shares from treasury are issued on the exercise of stock options.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	SHAREHOLDERS’ EQUITY (Cont’d)

The changes in stock options issued are as follows:

		2007		2006		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	4,455,950	22.68	2,613,200	12.85	1,889,969	10.26
Granted	985,000	37.54	2,551,500	29.30	982,500	16.52
Exercised	(886,600)	13.30	(668,750)	9.79	(259,269)	6.21
Expired / Forfeited	(135,000)	26.16	(40,000)	17.67	-

Options outstanding at December 31	4,419,350	27.77	4,455,950	22.68	2,613,200	12.85

Options exercisable at December 31	2,310,350	26.04	2,253,200	24.48	1,881,950	11.68

As of December 31, 2007, incentive stock options represent 7.1% (2006 – 7.2%) of issued and outstanding common capital.  The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2007 was $23,132,000 (2006 - $34,750,000).

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47.  A further 20,000 in stock options set to expire in 2005 were extended three years on the same terms as the original grant. The modifications of the terms of the awards have been treated as if it were an exchange of the original award for a new award.  The incremental fair value of the re-priced award was $134,000 and the fair value of the extended award was $103,000.  The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)

9.10 – 18.73	1,155,850	1,125,850	Jan 2008 – Jan 2011	2.5
21.30 – 27.78	958,500	32,000	Jul 2011 – Nov 2011	3.6
35.34 – 40.62	2,305,000	1,152,500	Dec 2011 – Dec 2012	4.3

27.77	4,419,350	2,310,350		3.7

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	SHAREHOLDER’S EQUITY (Cont’d)

During the year ended December 31, 2007, 985,000 (2006 – 2,551,500) options were granted to employees, directors and consultants at a weighted average strike price of $37.54 (2006 - $29.30) and average fair value of $11.61 (2006 - $11.39) per option based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  At December 31, 2007, the non-vested stock option expense not yet recognized was $13,412,000 (2006 - $17,861,000) and this expense is expected to be recognized over the next 2 years.  The allocation of fair value of options was as follow:

	2007	2006	2005
	$	$	$
Consolidated Balance Sheets
Mineral property costs	524	751	159

Consolidated Statements of Earnings (Loss),
Comprehensive Loss and Deficit
Stock based compensation - Employee salaries and benefits	12,195	9,954	3,468
Stock based compensation - General and administration	2,804	2,981	567
	14,999	12,935	4,035
Total stock based compensation	15,523	13,686	4,194

The fair value of stock options for all options issued, re-priced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.2	4.0	3.7
Expected life (years)	3.0	3.3	2.8
Expected volatility (%)	42	47	51

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	SHAREHOLDER’S EQUITY (Cont’d)

(c)	Stock Warrants

The changes in warrants outstanding are as follows:

		2007		2006		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding at January 1	-	-	1,509,125	18.50	1,519,125	18.50
Granted	-	-	-	-	-	-
Exercised	-	-	(1,386,625)	18.50	(10,000)	18.50
Expired	-	-	(122,500)	18.50	-	-

Warrants outstanding at December 31	-		-		1,509,125	18.50

13	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, we recorded administrative, technical services and expense reimbursements of $426,000 (2006 - $363,000; 2005 - $277,000) from companies related by common directors or officers. At December 31, 2007, accounts receivable include $111,000 (2006 - $49,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

14	INCOME TAXES

i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2007	2006	2005

Statutory tax rate	34.1%	34.1%	34.9%

	$	$	$
Earnings (loss) for the year before taxes	(34,125)	16,382	(5,870)

Provision for income taxes based on statutory rates	(11,643)	5,590	(2,047)
Differences in foreign tax rates	14	(10)	(104)
Tax benefits not recognized and other	11,629	(5,580)	2,151

	-	-	-

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14          INCOME TAXES (Cont’d)

ii)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2007 $	2006 $

Future tax assets
Property, plant and equipment and resource properties	42,529	23,320
Capital and non-capital loss carry-forwards	22,159	16,986
Foreign resource pools	11,828	7,446
Share issuance costs	2,204	3,133
Marketable securities	-	1,082
Other investments	1,620	-
Other	2,193	205
Total future tax assets	82,533	52,172

Future tax liabilities
Resource properties	(79,655)	(58,305)
Marketable securities	(2,594)	-
Total future tax liabilities	(82,249)	(58,305)

Valuation allowance for future tax assets (i)	(25,537)	(20,612)

Future income tax liability	(25,253)	(26,745)

(i)
Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset.  We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2007.

iii)	At December 31, the company has the following estimated operating losses:

	2007 $	2006 $

Argentina	9,800	9,400
Australia	9,500	9,500
Canada	10,200	2,600
Chile	110	64
Mexico	32,400	21,000
Peru	400	479
U.S.A.	8,800	10,000

The operating losses expire between 2008 to 2027, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2007, 2006 and 2005, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2007	2006	2005
	$	$	$
Non-cash working capital items
Accounts receivable	874	(2,590)	(576)
Prepaid expenses and deposits	177	(134)	(198)
Accounts payable and current portion of ARO	(1,270)	882	381
Accrued liabilities	(36)	427	675

	(255)	(1,415)	282

	2007	2006	2005
	$	$	$
Non-cash financing activities
Shares issued for mineral properties	358	9,814	45
Shares acquired for mineral properties	(900)	(250)	-
Shares issued for donations	960	230	-
Non-cash investing activities
Mineral properties acquired through issuance of shares	(358)	(9,814)	(45)
Shares acquired for mineral properties	900	250	-

No income taxes or interest was paid in 2007, 2006 or 2005.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 10.  Substantially all of our earnings or losses for the years ended December 31, 2007, 2006 and 2005 were incurred in Canada.  Segmented assets by geographic location are as follows:

						2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	154,254	23,097	12,867	8,639	60,661	33,744	16,163	309,425

Total assets	170,565	23,240	181,707	8,763	64,157	34,208	16,204	498,844

						2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986

Total assets	95,566	22,679	262,169	6,195	44,721	24,065	15,618	471,013

17	COMMITMENTS

We have committed to payments under operating leases for the rental of our corporate head office space in Vancouver.  The future minimum payments are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
	$	$	$	$	$	$	$

Contractual obligations	277	301	299	307	328	84	1,596

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

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

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for U.S. GAAP purposes, for all periods presented, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, for which commercially mineable reserves do not exist.  When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings.  Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP.  We recognized an adjustment of $29,800,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP.  No similar adjustment would be recognized under U.S. GAAP in 2007.  Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

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

iv)
Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

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

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative affect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 and 2007 between Canadian and U.S. GAAP.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

b)	Consolidated summarized balance sheets:

			2007			2006

	Canadian GAAP $	Adjust-ments $	U.S. GAAP $	Canadian GAAP $	Adjust-ments $	U.S. GAAP $

Assets
Current assets (a)ii)	132,981	-	132,981	255,596	29,800	285,396
Other investments	45,102	-	45,102	-	-	-
Value added tax recoverable	9,527	-	9,527	-	-	-
Mineral property costs (a)i)	251,518	(240,786)	10,732	207,887	(203,858)	4,029
Other property, plant and equipment	57,907	-	57,907	4,099	-	4,099
Other assets	1,809	-	1,809	3,431	-	3,431

	498,844	(240,786)	258,058	471,013	(174,058)	296,955

Liabilities
Current liabilities	15,713	-	15,713	5,362	-	5,362
Other liabilities (a)i)	28,080	(25,253)	2,827	29,081	(26,745)	2,336

	43,793	(25,253)	18,540	34,443	(26,745)	7,698

Non-controlling interest	608	-	608	-	-	-

Shareholders’ Equity
Share capital (a)iii)	459,888	(1,198)	458,690	442,265	(1,198)	441,067
Stock options (a)v)	31,810	(5,459)	26,351	20,798	(5,459)	15,339
Contributed surplus	649	-	649	649	-	649
Accumulated other comprehensive income (a)ii)	23,363	-	23,363	-	29,800	29,800

Deficit (a)i) and (a)iii)	(61,267)	(208,876)	(270,143)	(27,142)	(170,456)	(197,598)

	454,443	(215,533)	238,910	436,570	(147,313)	289,257

	498,844	(240,786)	258,058	471,013	(174,058)	296,955

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

c)	Consolidated summarized statements of loss:

	2007 $	2006 $	2005 $

Earnings (loss) in accordance with Canadian GAAP	(34,125)	16,382	(5,870)
Mineral property costs for the year (a)i)	(38,420)	(45,671)	(21,083)
Mineral property costs written-off during the year (a)i)	-	101	372
Gain on sale of joint venture interest	-	18,143	-

Loss in accordance with U.S. GAAP	(72,545)	(11,045)	(26,581)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (a)ii)	(5,787)	17,083	9,583
Reclassification adjustments for realized (gain) loss on available-for-sale securities	(650)	2,615	(2,274)

Total comprehensive earnings (loss) in accordance with U.S. GAAP	(78,982)	8,653	(19,272)

Basic and diluted loss per share in accordance with U.S. GAAP	(1.17)	(0.19)	(0.51)

Basic and diluted weighted-average common shares (000's)
	62,148	58,652	51,683

d)	Consolidated summarized statements of cash flows:

	2007	2006	2005
	$	$	$
Cash flows from operating activities
Pursuant to Canadian GAAP	(4,531)	(2,500)	(2,951)
Mineral property costs (a)i)	(36,482)	(35,980)	(20,933)

Pursuant to U.S. GAAP	(41,013)	(38,480)	(23,884)

Cash flows from investing activities
Pursuant to Canadian GAAP	(156,250)	5,819	(21,517)
Mineral property costs (a)i)	36,482	35,980	20,933

Pursuant to U.S. GAAP	(119,768)	41,799	(584)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

e)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)         Accounts receivable

	2007 $	2006 $

Value added tax	402	2,233
Other receivables	2,501	1,513
	2,903	3,746

ii)         Development stage enterprise

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

Consolidated loss and deficit:
Period from October 1, 1993 (inception) to December 31, 2007 $

Mineral property exploration and reclamation	262,740
General and administration, salaries, professional fees	71,896
Other income	(63,517)

Net loss for the period from October 1, 1993 to December 31, 2007, being the deficit accumulated during the development stage	271,119
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2007	270,143

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated cash flows:
Period from October 1, 1993 (inception) to December 31, 2007 $
Operating activities	(190,124)
Investing activities	(98,864)
Financing activities	368,486

Increase in cash and cash and cash equivalents	79,498
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – December 31, 2007	80,629

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares		Values	Values	Other Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$	$		$	$	$	$	$
Balance October 1, 1993		3,409,791	2,272	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	2,108
For mineral properties	0.72	25,000	18	-	-	-	-	18
Assigned value to options issued		-	312	-	-	-	-	312
Gain (loss) for year		-	-	-	-	2,102	155	2,257
Balance September 30, 1994		6,244,791	4,710	-	-	2,102	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	18
Gain (loss) for year		-	-	-	-	(1,046)	(2,459)	(3,505)
Balance September 30, 1995		8,904,791	7,686	-	-	1,056	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	8,000
Non-cash
- Mineral properties	5.21	85,000	443	-	-	-	-	443
- Finder’s fees		-	(554)	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	17
Gain (loss) for year		-	-	-	-	(58)	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	998	(10,202)	17,278

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares		Values	Values	Other Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	Issue Price
	$		$	$	$	$	$	$
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	1,541
- Finder’s fees	5.00	20,000	100	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	(537)	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	461	(28,759)	7,064
Issued for cash
- Exercise of options	5.70	10,000	57	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	(454)	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	7	(35,145)	3,942
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	(1,033)	-	-	-		(1,033)
- On business combination	1.75	2,285,451	5,142	-	-	-	-	5,142
- Share issue costs		-	(116)	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	8	(8,672)	(8,664)
Balance - December 31, 1999		20,438,047	46,289	-	-	15	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	61
- Finder’s fees	1.50	86,666	130	-	-	-	-	130
- Fractional shares repurchased		(48)	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	(13)	(5,777)	(5,790)
Balance - December 31, 2000		24,266,458	52,247	-	-	2	(49,594)	2,655

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares		Values	Values	Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	2,882
- Finder’s fees	2.35	59,270	139	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	326	-	-	326
- Share issue costs		-	(165)	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	(15,317)	(15,317)
Balance - December 31, 2001		30,913,953	66,277	-	326	2	(64,911)	1,694
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	1,258
- Finder’s fees	4.01	80,640	323	-	-	-	-	323
- On conversion of conv. debenture	4.80	360,636	2,092	-	-	-	-	2,092
- For mineral properties payable	5.49	596,917	3,280	-	-	-	-	3,280
- Assigned values to options issued		-	-	161	-	-	-	161
- Assigned value of exercised options/warrants		-	339	(13)	(326)	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	1,045	(19,282)	(18,237)
Balance – December 31, 2002		39,190,887	99,679	148	-	1,047	(84,193)	16,681
Issued for cash
- Exercise of options	3.99	536,372	2,140	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	11,089
- Subscriptions received on warrants		-	455	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	75
- Assigned values to options issued		-	-	187	-	-	-	187
- Assigned value of exercised options		-	165	(165)	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	7,226	(14,099)	(6,873)
Balance - December 31, 2003		42,604,832	114,161	170	-	8,273	(98,292)	24,312

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares		Values	Values		Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	Contributed Surplus	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$	$
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	192	-	-	-	585
- Assigned values to options issued		-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	-	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	(5,480)		(5,480)
Balance – December 31, 2004		51,576,802	216,875	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	45
- Assigned values to options issued		-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	7,309	(26,581)	(19,272)
Balance – December 31, 2005		51,849,241	218,773	4,319	6,965	-	10,102	(186,553)	53,606
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	19,698	(11,045)	8,653
Balance – December 31, 2006		61,646,120	441,067	15,339	-	649	29,800	(197,598)	289,257
Issued for cash
- Exercise of options	3.99	886,600	11,794	-	-	-	-	-	11,794
Non-cash
- Mineral properties	6.95	9,285	358	-	-	-	-	-	358
- Assigned values to options granted		-	-	15,523	-	-	-	-	15,523
- Assigned value of exercised options		-	4,511	(4,511)	-	-	-	-	-
- Donations		27,442	960	-	-	-	-	-	960
Other comprehensive loss for year		-	-	-	-	-	(6,437)	-	(6,437)
Gain (loss) for year		-	-	-	-	-	-	(72,545)	(72,545)
Balance - December 31, 2007		62,569,447	458,690	26,351	-	649	23,363	(270,143)	238,910

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) in 2007 was $320,000 (2006 - $266,000; 2005 - $244,000).

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2007	1,262
Additions based on tax positions related to the current year	213
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at December 31, 2007	1,475

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

vi)	Recently Adopted Accounting Standards

i)
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of SFAS Statement No. 109”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end.

ii)
In March 2006, the FASB published SFAS 155, “Accounting for Certain Hybrid Financial Instruments–an amendment of SFAS 133 and 140”. This standard amends SFAS 133 on derivative and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issued addressed in SFAS 133, DIG Issue D1 on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. This new standard is effective for all instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006.  The adoption of this Interpretation did not have significant effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)
In March 2006, the FASB published SFAS 156 “Accounting for Servicing of Financial Assets–an amendment of SFAS 140”. This new standard amends SFAS 140 with respect to accounting for separately recognized servicing assets and servicing liabilities. This new standard was effective for fiscal years beginning after September 15, 2006.  The adoption of this Interpretation did not have significant effect on the company’s results of operations or financial position.

iv)
In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This Staff Position prohibits the use of the previously acceptable accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method.  The adoption of this Interpretation did not have significant effect on the company’s results of operations or financial position.

v)	Impact of recently issued accounting standards

i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

ii)
In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

iii)
In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.  We have not determined the effect of the adoption of this Interpretation to the company’s results of operations or financial position.

iv)    In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The major changes to accounting for business combinations are summarized as follows:

•	all business acquisitions would be measured at fair value
•	the existing definition of a business would be expanded
•	pre-acquisition contingencies would be measured at fair value
•	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)
•	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)
•
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest

•
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income

The statement is effective for periods beginning on or after December 15, 2008.  We do not expect the adoption of this Interpretation on or after December 15, 2008.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

19	SUBSEQUENT EVENTS

a)
In February 2008, we sold US$138 million in senior convertible notes (“Notes”).  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, at our election, holders of the Notes will receive cash and, if applicable, common shares, or a combination of cash and shares.  Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018, and 2023, and upon certain fundamental corporate changes.

b)
In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  As a result, we will recognize a pre-tax gain of $23,457,000 on our Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit in 2008.

- END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ Robert A. Quartermain Robert A. Quartermain, President & Director
Date: March 31, 2008

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

Date:   March 31, 2008

  /s/Robert A. Quartermain
Robert A. Quartermain
President

- 125/126 -

Exhibit 12.2

CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tom S.Q. Yip, certify that:

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

Date:   March 31, 2008

 /s/Tom S.Q. Yip
_________________________
Tom S.Q. Yip
Vice President, Finance and CFO

- 127/128 -

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.           The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.           The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2008

/s/ Robert A. Quartermain
_________________________
Robert A. Quartermain
President

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2008

/s/ Tom S.Q. Yip
_________________________
Tom S.Q. Yip
Vice President, Finance and CFO