Form 20-F/A
SILVER STANDARD RESOURCES INC
filed 2009-02-09
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No.1
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
     Yes        No

- ii -

EXPLANATORY NOTE

We are filing this amendment to our Annual Report on Form 20-F for the year ended December 31, 2007 (the “2007 Annual Report”) to reflect the retrospective effect of the adoption of Emerging Issues Committee Statement 172 (“EIC-172”) 2007 Annual Report.

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized following an Unrealized Gain in Other Comprehensive Income” for Canadian GAAP purposes.  This new EIC requires tax benefits from the recognition of previously unrealized tax losses carryforwards consequent to the recording of unrealized gains in Other Comprehensive Income (“OCI”), such as unrealized gains on available-for-sale financial assets, to be recognized in net income.

Pursuant to the adoption of EIC-172, we are required to retrospectively adjust our 2007 financial statements, resulting in a reclassification of $5,084,000 of income tax recovery from opening accumulated OCI to opening accumulated deficit and $1,098,000 of income tax expense from OCI to net loss in 2007.

These adjustments affect our Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit, Statements of Cash Flows and Consolidated Statements of Shareholders’ Equity for Canadian GAAP purposes.  There is no net effect to the above schedules under US GAAP, as no similar provisions exist.

No attempt has been made in this Form 20-F/A to modify or update other disclosures presented in the 2007 Annual Report, as originally filed, except as required to reflect the effects of the restatements discussed in the foregoing.  This Form 20-F/A does not reflect events occurring after the filing of the 2007 Form 20-F on March 31, 2008.  However, this Form 20-F/A includes, as exhibits, new certifications by our principal executive officer and principal financial officer as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended.

- iii -

- iv / v -

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

- vi -

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

- vii -

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

- viii -

igneous - means a rock formed by the cooling of molten silicate material.

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

- x -

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

- xi -

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

- xii -

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2007 (Restated)	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004	Year ended Dec 31, 2003
1.Revenues	Nil	Nil	Nil	Nil	Nil
2.Earnings (Loss) for year(1)	($35,223)	$16,382	($5,870)	($1,518)	($3,938)
3.Earnings (Loss) per common share(1)	($0.57)	$0.28	($0.11)	($0.03)	($0.10)
4.Total assets	$498,844	$471,013	$219,288	$217,457	$92,812
5.Long term obligations and redeemable preferred stock(2)(3)	Nil	Nil	Nil	Nil	$75
6.Share capital	$459,888	$442,265	$219,971	$217,502	$113,537
7.Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
8.Number of shares	62,569,447	61,646,120	51,849,241	51,576,802	42,604,832
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

We recorded a loss of $35.2 million for the year ended December 31, 2007, and have incurred a profit and loss during each of the following periods:

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

Financial Summary for 2007

•
We recorded a loss for the year of $35.2 million or $0.57 per share, which includes non-cash stock based compensation expense of $15.0 million; a write-down of $12.0 million to reflect the reduction in the estimated fair value of asset-backed commercial paper due to the market liquidity disruption; a $3.5 million foreign exchange loss on US funds held due to the strengthening of the Canadian dollar; and an unrealized loss of $1.4 million reflecting the change in fair value of US dollar foreign exchange contracts; and $1.1 million in future income tax expense.

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

Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit in 2007 and $1,098,000 of income tax expense from other comprehensive loss to net loss in 2007.

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

Financial Review

For the year ended December 31, 2007, we incurred a net loss of $35,223,000, or $0.57 per share, compared to earnings of $16,382,000, or $0.28 per share in 2006.  A discussion on the various components of the expense and income items compared to the prior year follows:

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

Stocbased compensation expense for 2007 was $14,999,000 compared to $12,935,000 in 2006.  The $2,064,000 increase in the current year’s expense relates to more options outstanding and the amortization of previously issued options.  Of the current year’s expense, $2,804,000 related to general and administration for directors and consultants, as compared to $2,981,000 in 2006 and $12,195,000 related to employee salaries and benefits, as compared to $9,954,000 in 2006.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $524,000 in stock-based compensation was assigned to mineral property costs in 2007 compared to $751,000 in 2006.

	Year ended December 31,
Other income (expenses)	2007 $(000)	2006 $(000)
Investment income	6,757	5,984
Gain (loss) on sale of marketable securities	650	(2,667)
Unrealized loss on financial instruments held-for-trading	(1,801)	-
Future Income tax expense	(1,098)	-
Write-up (down) of marketable securities	-	52
Write-down of other investments	(12,000)	-
Gain on sale of joint venture interest	-	35,390
Gain on sale of mineral properties	493	173
	(6,999)	38,932

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

Future income tax expense was $1,098,000 for the year.  In September 2008, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.  Future income tax expense reflects the tax effect on change in fair value of our marketable securities, which decreased during the year.  This guidance was applied retrospectively, resulting in reclassification of $5,084,000 of income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit at January 1, 2007 and $1,098,000 of income tax expense from other comprehensive loss to net loss during 2007.

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

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31,
	2007 $(000)	2006 $(000)	2005 $(000)
Total revenues	nil	nil	nil
Earnings (loss) for year	(34,125)	16,382	(5,870)
Other comprehensive loss for the year	(6,437)
Basic and diluted earnings (loss) per share	(0.55)	0.28	(0.11)
Total assets	498,844	471,013	219,288
Long term debt	nil	nil	nil
Working capital	117,268	250,234	40,344
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:
Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
December 31, 2007	nil	(14,170)	(1)	(0.23)
September 30, 2007	nil	(13,356)	(2)	(0.21)
June 30, 2007	nil	(6,861)	(3)	(0.11)
March 31, 2007	nil	(836)		(0.01)
December 31, 2006	nil	(1,701)	(4)	(0.02)
September 30, 2006	nil	2,695	(5)	0.04
June 30, 2006	nil	16,469	(6)	0.28
March 31, 2006	nil	(1,081)		(0.02)

Explanatory notes:
(1)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
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

Fourth Quarter Results

We recorded a net loss of $14,170,000 or $0.23 per share, compared to a net loss of $1,701,000, or $0.02 per share.  The increase in net loss is mainly attributed to non-cash stock based compensation expense of $4,252,000 and a further write-down of $8,000,000 to reflect the change in estimated fair value of asset-backed commercial paper.

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

Item 19	Exhibits

All financial statements and exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

A.	Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2007 (Restated), 2006 and 2005 (in Canadian Dollars)	F-1
Auditors’ Report, dated March 7, 2008 (except for notes 3 and 18aii which are as of February 9, 2009).	F-3
Consolidated Balance Sheets as at December 31, 2007 (Restated) and December 31, 2006 (in Canadian Dollars)	F-4
Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2007 (Restated), December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007 (Restated), December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-6
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007 (Restated), December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-7
Notes to Consolidated Financial Statements for the years ended December 31, 2007 (Restated), December 31, 2006 and December 31, 2005 (in Canadian Dollars).	F-8

B.	Exhibits

Exhibit Number	Description
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

2.1

Indenture, dated as of February 27, 2008, between the Company and the Bank of New York, as trustee incorporated by reference from Exhibit 2.1 to Annual Report for the fiscal year ended December 31, 2005 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2008.

8.1

List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) incorporated by reference from Exhibit 8.1 to Annual Report for the fiscal year ended December 31, 2005 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2008.

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

- 122 / 123 -

Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2007 (Restated), 2006 and 2005
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
President                                                                                             Chief Financial Officer

March 7, 2008

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. (the “Company”) as at December 31, 2007 and 2006 and an audit of the Company’s 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings (loss), comprehensive loss, deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008 (except for notes 3d and 18 aii) which are as of February 9, 2009)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated March 7, 2008 (except for notes 3d and 18aii which are as of February 9, 2009) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008 (except for notes 3 d and 18aii which are as of February 9, 2009)

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets	(Restated)

Current assets
Cash and cash equivalents	80,629	229,616
Silver bullion (note 6)	15,787	15,787
Marketable securities (note 7)	33,209	5,817
Accounts receivable	2,903	3,746
Prepaid expenses and deposits	453	630
	132,981	255,596

Restricted cash (note 11)	1,809	2,104
Other investments (note 8)	45,102	-
Valued added tax recoverable (note 9)	9,527	1,327
Mineral property costs and property, plant, and equipment (note 10)	309,425	211,986
	498,844	471,013
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	9,640	3,074
Accrued liabilities	3,632	1,215
Current portion of asset retirement obligations (note 11)	1,029	1,073
Foreign exchange derivatives (note 7)	1,412	-
	15,713	5,362

Asset retirement obligations (note 11)	2,827	2,336
Future income tax liability (note 14)	25,253	26,745
	43,793	34,443

Non-controlling interest (note 10 xiv)	608	-
	44,401	34,443
Shareholders' Equity

Share capital (note 12)	459,888	442,265
Value assigned to stock options (note 12)	31,810	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 7)	19,377	-
Deficit	(56,183)	(27,142)

	455,541	436,570

	499,942	471,013

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie” John R. Brodie, FCA (Chairman of the Audit Committee)	“Peter W. Tomsett” Peter W. Tomsett (Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
	$	$	$
	(Restated)
Exploration and mineral property costs
Property examination and exploration	78	267	434
Mineral property costs written-off	-	101	372
Reclamation and accretion (note 11)	782	2,131	507

	(860)	(2,499)	(1,313)
Expenses
Salaries and employee benefits	2,808	2,260	1,120
Depreciation	318	142	74
Professional fees	658	614	176
General and administration	5,054	4,025	2,309
Stock-based compensation (note 12)	14,999	12,935	4,035
Foreign exchange loss	3,527	75	18

	(27,364)	(20,051)	(7,732)
Other income (expenses)
Investment income	6,757	5,984	881
Gain (loss) on sale of marketable securities (note 5)	650	(2,667)	2,289
Unrealized loss on financial instruments held-for-trading (note 7)	(1,801)	-	-
Write-up (down) of marketable securities	-	52	(15)
Write-down of other investments (note 8)	(12,000)	-	-
Gain on sale of joint venture interest (note 5)	-	35,390	-
Gain on sale of mineral properties	493	173	20

	(5,901)	38,932	3,175

Earnings (loss) before income taxes	(34,125)	16,382	(5,870)

Future income taxes (note 2)	(1,098)	-	-

Earnings (loss) for the year	(35,223)	16,382	(5,870)

Weighted average shares outstanding (thousands)
Basic	62,148	58,652	51,683
Diluted	63,339	58,904	53,559

Earnings (loss) per common share (note 4)			-
Basic and diluted earnings (loss) per share	(0.57)	0.28	(0.11)

Comprehensive income
Earnings (loss) for the year	(35,223)	16,382	(5,870)

Other comprehensive loss
Unrealized loss on marketable securities (note 7)	(5,339)

Total comprehensive income (loss)	(40,562)	16,382	(5,870)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$
	(Restated)
Operating activities
Earnings (loss) for the year	(35,223)	16,382	(5,870)
Items not affecting cash
Depreciation	318	142	74
Stock-based compensation	14,999	12,935	4,035
Asset retirement obligations	647	2,053	444
Mineral property costs written-off	-	101	372
Gain on sale of mineral properties and property, plant, and equipment	(493)	(152)	-
Gain on sale of marketable securities	(650)	2,667	(2,289)
Gain on sale of joint venture interest	-	(35,390)	-
Unrealized loss on marketable securities held-for-trading	1,801	-	-
Write-down (up) of marketable securities	-	(52)	15
Write-down of other investments	12,000	-	-
Future income tax expense	1,098	-	-
Foreign exchange loss (gain)	267	(1)	(14)
Donation of shares	960	230	-
Decrease (increase) in non-cash working capital items (note 15)	(255)	(1,415)	282

Cash used in operating activities	(4,531)	(2,500)	(2,951)

Financing activities
Shares and warrants issued for cash	11,794	214,863	1,795
Share issue cash costs	-	(11,596)	-

Cash generated by financing activities	11,794	203,267	1,795

Investing activities
Mineral property costs	(42,749)	(39,379)	(20,933)
Purchase of property, plant and equipment	(45,556)	(3,608)	(1,202)
Increase in value added tax recoverable (net)	(8,200)	(1,327)	-
Proceeds from sale of property, plant and equipment	-	13	-
Cash on consolidation of Reliant (note 10 xiv)	193	-	-
Purchase of marketable securities	(3,648)	(378)	(2,459)
Proceeds from sale of marketable securities	812	52,410	3,077
Increase in investment in restricted cash	-	(1,912)	-
Reclassification of cash equivalents to other investments (note 8)	(57,102)	-	-

Cash provided by (used in) investing activities	(156,250)	5,819	(21,517)

Increase (decrease) in cash and cash equivalents	(148,987)	206,586	(22,673)

Cash and cash equivalents - Beginning of year	229,616	23,030	45,703

Cash and cash equivalents - End of year	80,629	229,616	23,030

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	Common Shares					Accumulated
			Value	Value		other	Retained	Total
	Number of		assigned	assigned	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	to warrants	surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2004	51,577	217,502	6,167	7,011	-	-	(37,654)	193,026
Issued for cash:
Exercise of options	259	1,610	-	-	-	-	-	1,610
Exercise of warrants	10	185	-	-	-	-	-	185
For mineral property	3	45	-	-	-	-	-	45
Value assigned to options granted	-	-	4,194	-	-	-	-	4,194
Value of options exercised	-	583	(583)	-	-	-	-	-
Value of warrants exercised	-	46	-	(46)	-	-	-	-
Loss for the year	-	-	-	-	-	-	(5,870)	(5,870)

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options granted	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	24,716	5,084	29,800
balance (note 3)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Donations	27	960	-	-	-	-	-	960
Other comprehensive income	-	-	-	-	-	(5,339)	-	(5,339)
Loss for the year	-	-	-	-	-	-	(34,125)	(34,125)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	19,377	(56,183)	455,541

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES (Cont’d)

d)     Income Statement Presentation of Tax Loss Carryforward
Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007 and $1,098,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007.

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
Pursuant to adoption CICA Handbook Sections 3855 and EIC-172, we recorded an unrealized gain of $29,800,000 on marketable securities held by us at January 1, 2007.  Of this amount, $5,084,000 was recorded in opening retained earnings, representing the tax benefit on recognition of previously unrecognized tax loss carryfowards.  The remaining balance of $24,716,000 was adjusted to opening balance of accumulated other comprehensive income.

For the year ended December 31, 2007, we recognized an unrealized loss of $6,437,000 on marketable securities designated as available-for-sale which was recorded in other comprehensive loss.  This unrealized loss resulted in future income tax expense of $1,098,000, representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss.
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

14	INCOME TAXES

i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2007	2006	2005

Statutory tax rate	34.1%	34.1%	34.9%

	$	$	$
Earnings (loss) for the year before taxes	(35,223)	16,382	(5,870)

Provision for income taxes based on statutory rates	(12,018)	5,590	(2,047)
Differences in foreign tax rates	14	(10)	(104)
Tax benefits not recognized and other	12,004	(5,580)	2,151

	-	-	-

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2007			2006

	Canadian GAAP $	Adjust-ments $	U.S. GAAP $	Canadian GAAP $	Adjust-ments $	U.S. GAAP $

Assets
Current assets (a)ii)	132,981	-	132,981	255,596	29,800	285,396
Other investments	45,102	-	45,102	-	-	-
Value added tax recoverable	9,527	-	9,527	-	-	-
Mineral property costs (a)i)	251,518	(240,786)	10,732	207,887	(203,858)	4,029
Other property, plant and equipment	57,907	-	57,907	4,099	-	4,099
Other assets	1,809	-	1,809	3,431	-	3,431

	498,844	(240,786)	258,058	471,013	(174,058)	296,955

Liabilities
Current liabilities	15,713	-	15,713	5,362	-	5,362
Other liabilities (a)i)	28,080	(25,253)	2,827	29,081	(26,745)	2,336

	43,793	(25,253)	18,540	34,443	(26,745)	7,698

Non-controlling interest	608	-	608	-	-	-

Shareholders’ Equity
Share capital (a)iii)	459,888	(1,198)	458,690	442,265	(1,198)	441,067
Stock options (a)v)	31,810	(5,459)	26,351	20,798	(5,459)	15,339
Contributed surplus	649	-	649	649	-	649
Accumulated other comprehensive income (a)ii)	19,377	3,986	23,363	-	29,800	29,800

Deficit (a)i) and (a)iii)	(57,281)	(212,862)	(270,143)	(27,142)	(170,456)	(197,598)

	454,443	(215,533)	238,910	436,570	(147,313)	289,257

	498,844	(240,786)	258,058	471,013	(174,058)	296,955

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont'd)

Consolidated summarized statements of loss:

	2007 $	2006 $	2005 $

Earnings (loss) in accordance with Canadian GAAP	(35,223)	16,382	(5,870)
Mineral property costs for the year (a)i)	(38,420)	(45,671)	(21,083)
Future income tax expense (a)ii)	1,098
Mineral property costs written-off during the year (a)i)	-	101	372
Gain on sale of joint venture interest	-	18,143	-

Loss in accordance with U.S. GAAP	(72,545)	(11,045)	(26,581)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (a)ii)	(4,800)	17,083	9,583
Reclassification adjustments for realized (gain) loss on available-for-sale securities	(539)	2,615	(2,274)
Future income tax expense (a)ii)	(1,098)

Total comprehensive earnings (loss) in accordance with U.S. GAAP	(78,982)	8,653	(19,272)

Basic and diluted loss per share in accordance with U.S. GAAP	(1.17)	(0.19)	(0.51)

Basic and diluted weighted-average common shares (000’s)	62,148	58,652	51,683

Consolidated summarized statements of cash flows:

	2007 $	2006 $	2005 $

Cash flows from operating activities
Pursuant to Canadian GAAP	(4,531)	(2,500)	(2,951)
Mineral property costs (a)i)	(36,482)	(35,980)	(20,933)

Pursuant to U.S. GAAP	(41,013)	(38,480)	(23,884)

Cash flows from investing activities
Pursuant to Canadian GAAP	(156,250)	5,819	(21,517)
Mineral property costs (a)i)	36,482	35,980	20,933

Pursuant to U.S. GAAP	(119,768)	41,799	(584)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont'd)

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

As described in Note 3d, effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $5,084,000.  Other comprehensive loss would increase and income tax expense would decrease by $1,098,000 for the year ended December 31, 2007.
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

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 and 2007 between Canadian and U.S. GAAP.

b)	Other disclosures

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

- END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ Robert A. Quartermain Robert A. Quartermain, President & Director
Date: February 9, 2009

Exhibit 12.1

CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert A. Quartermain, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Silver Standard Resources Inc.;

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

Date:   February 9, 2009

  /s/Robert A. Quartermain
Robert A. Quartermain
President

- 125/126 -

Exhibit 12.2

CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tom S.Q. Yip, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Silver Standard Resources Inc.;

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

Date:   February 9, 2009

 /s/Tom S.Q. Yip
_________________________
Tom S.Q. Yip
Vice President, Finance and CFO

- 127/128 -

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F/A of Silver Standard Resources Inc. for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.           The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.           The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  February 9, 2009

/s/ Robert A. Quartermain
_________________________
Robert A. Quartermain
President

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F/A of Silver Standard Resources Inc. for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  February 9, 2009

/s/ Tom S.Q. Yip
_________________________
Tom S.Q. Yip
Vice President, Finance and CFO