Form 20-F/A
SILVER STANDARD RESOURCES INC
filed 2009-02-10
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No.2
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

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008 (except for notes 3 d and 18aii which are as of February 9, 2009)

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets	(Restated)

Current assets
Cash and cash equivalents	80,629	229,616
Silver bullion (note 6)	15,787	15,787
Marketable securities (note 7)	33,209	5,817
Accounts receivable	2,903	3,746
Prepaid expenses and deposits	453	630
	132,981	255,596

Restricted cash (note 11)	1,809	2,104
Other investments (note 8)	45,102	-
Valued added tax recoverable (note 9)	9,527	1,327
Mineral property costs and property, plant, and equipment (note 10)	309,425	211,986
	498,844	471,013
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	9,640	3,074
Accrued liabilities	3,632	1,215
Current portion of asset retirement obligations (note 11)	1,029	1,073
Foreign exchange derivatives (note 7)	1,412	-
	15,713	5,362

Asset retirement obligations (note 11)	2,827	2,336
Future income tax liability (note 14)	25,253	26,745
	43,793	34,443

Non-controlling interest (note 10 xiv)	608	-
	44,401	34,443
Shareholders' Equity

Share capital (note 12)	459,888	442,265
Value assigned to stock options (note 12)	31,810	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 7)	19,377	-
Deficit	(57,281)	(27,142)

	454,443	436,570

	498,844	471,013

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie” John R. Brodie, FCA (Chairman of the Audit Committee)	“Peter W. Tomsett” Peter W. Tomsett (Director)

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

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	Common Shares					Accumulated
			Value	Value		other	Retained	Total
	Number of		assigned	assigned	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	to warrants	surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2004	51,577	217,502	6,167	7,011	-	-	(37,654)	193,026
Issued for cash:
Exercise of options	259	1,610	-	-	-	-	-	1,610
Exercise of warrants	10	185	-	-	-	-	-	185
For mineral property	3	45	-	-	-	-	-	45
Value assigned to options granted	-	-	4,194	-	-	-	-	4,194
Value of options exercised	-	583	(583)	-	-	-	-	-
Value of warrants exercised	-	46	-	(46)	-	-	-	-
Loss for the year	-	-	-	-	-	-	(5,870)	(5,870)

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options granted	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	24,716	5,084	29,800
balance (note 3)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Donations	27	960	-	-	-	-	-	960
Other comprehensive income	-	-	-	-	-	(5,339)	-	(5,339)
Loss for the year	-	-	-	-	-	-	(35,223)	(35,223)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	19,377	(57,281)	454,443

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
Date: February 10, 2009

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

Date:   February 10, 2009

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

Date:   February 10, 2009

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

Date:  February 10, 2009

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

Date:  February 10, 2009

/s/ Tom S.Q. Yip
_________________________
Tom S.Q. Yip
Vice President, Finance and CFO