Form 20-F
SILVER STANDARD RESOURCES INC
filed 2009-03-31
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008 OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________to ____________
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report
Commission file number               0-26424
SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1180 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Stock without par value	Name of each exchange on which registered Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual  report.
62,755,547
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
     Yes        No

- ii -

- iii / iv -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources and other events or conditions that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

•  recent market events and conditions;

•  risks related to general economic conditions;

·      the valuation of our asset-backed commercial paper may not reflect actual amounts recovered in the future;

•  our history of losses and expectation of future losses;

•  risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

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

  - v -

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

•  increased competition in the mining industry for properties, qualified personnel and management;

•  risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•  our ability to maintain adequate internal control over financial reporting; and

•  our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the accompanying prospectus under the heading “Risk Factors” and elsewhere in this Annual Report under the heading “Risk Factors” and elsewhere in this Annual Report.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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

feasibility study - means a detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

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

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission (the "SEC") Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. In this Annual Report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on December 11, 2005 as may be amended from time to time by the CIM.

  - x -

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This Annual Report uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

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

Table No. 1
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2008 Restated	Year ended Dec 31, 2007 Restated(4)	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Earnings (Loss) for year(1) – basic & diluted	($10,489)	($35,223)	$16,382	($5,870)	($1,518)
3. Earnings (Loss) per common share(1)	($0.17)	($0.57)	$0.28	($0.11)	($0.03)
4. Total assets	$695,458	$498,844	$471,013	$219,288	$217,457
5. Net Assets	$476,493	$454,443	$436,570	$193,190	$193,026
6. Long term obligations and redeemable preferred stock(2)(3)	$127,415	Nil	Nil	Nil	Nil
7. Share capital	$463,125	$459,888	$442,265	$219,971	$217,502
8. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
9. Number of shares	62,755,547	62,569,447	61,646,120	51,849,241	51,576,802
(1)           All of our operations are continuing.
(2)           No preferred stock has been issued.
(3)           Excludes asset retirement obligations.
(4) Certain comparative figures have been restated reflecting the adoption of EIC 172 “Income Statement Presentation of a Tax Loss Carry Forward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income”.

The selected financial data is presented in Table No. 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table No. 2:

Table No. 2
Selected Financial Data
(expressed in thousands of Canadian dollars, except per share and number of shares data)

	Year ended Dec 31, 2008	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005	Year ended Dec 31, 2004
1. Revenues	Nil	Nil	Nil	Nil	Nil
2. Loss for year(1)	$43,143	$72,545	$11,045	$26,581	$61,680
3. Loss per common share(1) – basic & diluted	$0.69	$1.17	$0.19	$0.51	$1.28
4. Total assets	$415,985	$258,058	$296,955	$57,865	$69,718
5. Net Assets	$188,337	$238,910	$289,257	$53,606	$66,844
6. Long term obligations and redeemable preferred stock(2)(3)	$163,449	Nil	Nil	Nil	Nil
7. Share capital	$461,927	$458,690	$441,067	$218,773	$216,875
8. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
9. Number of shares	62,755,547	62,569,447	61,646,120	51,849,241	51,576,802
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

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004, the average rates for each period, and the range of high and low rates for each period.  Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the Bank of Canada’s nominal noon exchange rate.  The tables set out the number of Canadian dollars required under that formula to buy one U.S. dollar.  The average rate in Table No. 3 means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2008	1.07	1.30	0.97	1.22
Fiscal Year Ended December 31, 2007	1.07	1.19	0.92	0.99
Fiscal Year Ended December 31, 2006	1.13	1.17	1.10	1.17
Fiscal Year Ended December 31, 2005	1.21	1.27	1.15	1.17
Fiscal Year Ended December 31, 2004	1.30	1.40	1.18	1.20

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.08	1.29	1.29	1.30	1.27	1.29
Low	1.03	1.06	1.15	1.20	1.18	1.22

On March 27, 2009, the exchange rate of Canadian dollars into United States dollars, based on the nominal noon rate for U.S. dollars reported by the Bank of Canada, was US$1.00 equals Cdn$1.2392.

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

•  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project.  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

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

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control.  These factors include:

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

We have limited financial resources.  We had cash and cash equivalents of $88.2 million and marketable securities of $13.4 million as of December 31, 2008.  Since such date, we have expended funds on, among other things, the advancement of the Pirquitas Project at a rate reflecting its advanced development stage and consistent with the announced estimated capital costs of US$230 million to complete construction of the project.  We do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means.  In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing.  Any unexpected costs, problems or delays in the start-up of the Pirquitas Project, or any delay in the commencement of mineral production from the Pirquitas Project, could severely impact our ability to continue our exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt.  In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives.  The financing alternative chosen by us may not be available to us on acceptable terms, or at all.  If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

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

Recent market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, have deteriorated.  Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, which is now acknowledged to be in recession.  Many industries, including the silver and gold mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•  the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

•  continued recessionary pressures could adversely impact demand for our production;

•  volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•  the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

We have a history of losses and may continue to incur losses for the foreseeable future.

We have a history of losses, including losses of $10.5 million and $35.2 million for the years ended December 31, 2008 and 2007.

We expect to continue to incur losses unless and until such time as the Pirquitas Project enters into commercial production and then generates sufficient revenues to fund continuing operations.  The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control.  We cannot provide assurance that we will ever achieve profitability.

An event of default under our convertible senior notes due 2028 may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing the Convertible Notes, we made various covenants to the trustees on behalf of the holders of the 4.5% convertible senior notes due 2028 (the “Convertible Notes”), including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, we could lose our properties, including the Pirquitas Project, and our shareholders could lose their entire investment.

Our valuation of our investment in asset backed commercial paper (“ABCP”) may not reflect actual amounts recovered in the future.

We have valued our investment in ABCP using information that is publicly available at this time.  Continuing uncertainties regarding the value of the assets that underlie these investments, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in their fair value.  There can be no assurance that our investment will be recoverable in whole, in part or at all.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices.  These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources.  In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable.  We cannot provide assurance that:

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

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.  We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include:

·      unusual or unexpected geological formations;

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

We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all.  Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

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

We cannot provide assurance that title to our properties will not be challenged.  We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings.  The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested.  We also may not have, or may not be able to obtain, all necessary surface rights to develop a property.  Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained.  We have not conducted surveys of all of the claims in which we hold direct or indirect interests.  A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property.  This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We intend to enter into long-term supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Project to metal traders or integrated mining and smelting companies. We intend to sell the balance of these concentrates in the spot market.  There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all.  If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market or we may not have a market for our concentrates.  In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates and our future operating results may be materially adversely impacted as a result.  Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

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

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

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

We maintain our bank accounts primarily in Canadian and U.S. dollars.  We expect that our future revenue, if any, will be in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries.  With the development of the Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations.  In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment.  While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  In particular, we face competition for qualified personnel and equipment for the Pirquitas Project, which may increase our estimated costs of developing the project or result in delays.  We expect that a significant number of expatriate employees will be required in the early stages of production at the Pirquitas Project to train the local workforce.  If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, our Vice President, Exploration, Kenneth McNaughton, who served as a director of Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China) until March 6, 2009.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives, including Robert Quartermain, the Company’s President and Chief Executive Officer, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our two most recent fiscal years our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations.  No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting.  Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects.  We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.  With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Note Regarding Forward-Looking Statements”.

The market price of our common shares is affected by many other variables, which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1955.  We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future.  Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares.  The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

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

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which would result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code, or the percentage of our assets that produce or are held to produce passive income.  We were a PFIC in both the 2007 and 2008 taxable years.  We may be a PFIC in 2009 and in some or all subsequent taxable years.  If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common shares, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends.  The PFIC rules are complex and may be unfamiliar to U.S. shareholders.  Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our Common Shares.

Item 4 Information on the Company

A. History and Development of the Company

General Background

We were incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979.  We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common stock on a 1-for-5 basis on August 9, 1984.  All references to the number of shares or per share data in this Annual Report refer to consolidated shares/data, unless otherwise indicated.  We changed our name to “Silver Standard Resources Inc.” on April 9, 1990.  On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Our head office and registered and records office is located at: Suite 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.  The contact person is Robert A. Quartermain, President and CEO.  The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847.

In July 2008, we completed the sale of all of our interest in the Shafter Silver Project to Aurcana Corporation (“Aurcana”).  See Item 4.B - “Business Overview – Other Properties – Shafter Silver Project”.

In February 2009, Geologix Explorations Inc. (“Geologix”) elected not to exercise their option to acquire a 100% interest in the San Agustin Project.  See Item 4.B - “Business Overview – Secondary Projects – San Agustin Project”.

The information contained in this Annual Report is current as at December 31, 2008, other than where a different date is specified.

B. Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of the SEC's Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.  U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

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

We have five principal mineral property projects: (1) the Pirquitas Project in the Province of Jujuy, Argentina, (2) a 55% interest (which may be increased to 80% by funding certain expenditures) in the San Luis Project in the Ancash Department, Peru, (3) the Pitarrilla Project in Durango State, Mexico, (4) the Snowfield Project in British Columbia, Canada and (5) the Diablillos Project in Salta Province, Argentina.  We have 11 secondary mineral property projects: the Berenguela Project in Peru, the San Agustin Property in Durango State, Mexico, the Challacollo Project in Chile, the Candelaria Mine Project in west central Nevada, U.S.A., a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., the Bowdens Project in Australia, the Silvertip Project in northern British Columbia, Canada, the Sulphurets Project in British Columbia, Canada, the Sunrise Lake Deposit in the Northwest Territories, Canada and the Veta Colorada Project in Mexico.  Included in our secondary mineral property projects is the San Marcial Project in Mexico, which is currently optioned to an arm’s length third party (see Item 4.B - “Business Overview - Secondary Projects”).  In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In addition, we have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered principal or secondary projects.  During 2008, we sold all of our interest in the Shafter Silver Project in Texas, U.S.A.

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

Since then, we have acquired two additional claims by staking.  We agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the Pitarrilla Project:

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

San Agustin Project

We acquired by staking the mineral claims covering the San Agustin Project located in Durango State, Mexico in April 2003.  We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the San Agustin Project:

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

In order to exercise the option under the terms of the option agreement, Geologix must:

•  pay us in respect of the silver resource:

o  1 0% of the gross value of the silver resource, if the price of silver is less than or equal to US$10.00 per ounce, provided that if the silver price is less than US$5.50 per ounce, the silver price shall be deemed to be US$5.50 per ounce; or

o  US$1.00 per ounce of silver resource, if the price of silver is greater than US$10 per ounce, but less than or equal to US$20 per ounce; or

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

In September 2007, we agreed with Geologix to amend the option agreement to provide for, among other things, Geologix to drill the required meterage in accordance with a revised drill program, an extension of one month to the time required to deliver the resource estimate (from 27 months to 28 months after the date of the option agreement) and the release of our rights to back-in for a 50% interest in the property.

On August 12, 2008, Geologix delivered to us notice that it had incurred the required expenditures under the option agreement.  Under the terms of the option agreement, Geologix had four months following delivery of notice that it had incurred the required exploration expenditures to deliver to us the resource estimate.  On December 12, 2008, Geologix delivered to us the resource estimate.  Under the terms of the option agreement, Geologix had 60 days following delivery of the resource estimate (February 10, 2009) to pay us the option exercise payment, which based on then silver and gold prices was approximately US$34 million.  Geologix did not pay us the required amount to exercise the option on February 10, 2009 and the option and option agreement terminated.

We currently own a 100% interest in the San Agustin Property, subject to:

•  the above described finder’s fee capped at US$500,000.

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

Candelaria Mine Project

On November 1, 1999, we entered into an option agreement with Kinross Candelaria Mining Company, a Delaware corporation and an indirect wholly-owned subsidiary of Kinross Gold Corporation, a Toronto Stock Exchange listed company (together “Kinross”), under which we acquired an option to acquire a 100% interest in the Candelaria Mine Project, located in Mineral and Esmeralda counties of the State of Nevada.  Under the option agreement, in consideration of the issuance to Kinross of 50,000 of our common shares, we were granted the right to carry out a six month due diligence review of the Candelaria Mine Project.  In order to exercise the option, we were required to:

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

Under an agreement with Triton Mining Corporation (a wholly-owned subsidiary of Black Hawk), we acquired, among other things, Black Hawk’s 40% interest in the Sulphurets Project in exchange for a 10% interest in the Manantial Espejo Project (a silver-gold project located in Santa Cruz Province, Argentina), a cash payment of Cdn$125,000 and a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already outlined on the Sulphurets Project.  In 2006, we sold our entire interest in the Manantial Espejo Project, being a 50% interest, to Pan American Silver Corp.  For disclosure as to the Manantial Espejo Project, please see our Annual Report on Form 20-F for the fiscal year ending December 31, 2006 filed with the SEC.

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

Veta Colorada Project

On July 27, 2005, we entered into agreements with Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. to acquire a 100% interest in the Veta Colorada Project located in the Parral District of Chihuahua State, Mexico.  Under the purchase agreements, we agreed to pay US$50,000 (paid)on signing the agreements and a further US$3.45 million on satisfactory completion of due diligence within 120 days of signing the agreements.  We also agreed to grant a royalty of 1% of net smelter returns to the vendors.  In December 2005, the vendors agreed to extend the due diligence period to March 31, 2006 in consideration of an advance payment of US$120,000 (paid) with the remaining US$3.33 million due by March 31, 2006.

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

In October 2007, we entered into a term sheet with Silvermex Resources Ltd. (“Silvermex”), under which we agreed to grant Silvermex an option to acquire a 100% interest in the San Marcial Project, subject to, among other things, the execution of a formal agreement.  In accordance with the term sheet, in order to maintain the option in good standing, Silvermex must:

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

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings.  In the early 1990s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property.  As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994.  We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia.  A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements.  During 2006, 2007 and 2008, we carried out reclamation work of $313,000, $587,000 and $679,000, respectively.  In 2009, reclamation work will continue at an estimated cost of $133,000, subject to weather conditions.  Remaining reclamation obligations include constructing a wetland and monitoring the results in subsequent years.  Estimated costs for the remaining reclamation beyond 2009 are $685,000, which amount has been included in our provision for reclamation and includes Cdn$28,000 per year for ongoing monitoring.

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

With the acquisition of the minority stockholdings in Silver Assets, Inc. and Rio Grande, we owned a 100% interest in the Shafter Silver Project, subject to the above described royalty payable to the State of Texas.

Under an agreement date July 16, 2008, we sold all of our interest in the Shafter Silver Project, through the sale of all of our shares of Silver Assets, Inc., to Aurcana Corporation (“Aurcana”) in consideration of:

•  the payment of US$23 million in cash;

•  the issuance of 15,000,000 common shares of Aurcana having a deemed value of $0.64 per share; and

•  the issuance of a convertible debenture with a face value of $10,000,000, interest rate of 3% and convertible at a price of $1.515 per common share.

Following the completion of the sale of our interest in the Shafter Silver Project to Aurcana, we have no interest in the Shafter Silver Project.

C. Organizational Structure

We have five significant subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our significant subsidiaries:

Table No. 5
Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation and Incorporation Date	Date Acquired	Our Interest
777666 B.C. Ltd.	British Columbia; December 19, 2006	December 19, 2006	100%
Reliant Ventures S.A.C.	Peru, October 24, 2002	November 2007	55%(1)
Mina Pirquitas, Inc.	Delaware, USA; September 8, 1994	October 22, 2004	100%(2)
Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%
Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%

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

2006                      In 2006, we announced the completion of the update of the feasibility study and proven and probable reserves for the Pirquitas Project as described below and announced our decision to proceed with the development of the Pirquitas mine. We also continued with the underground ramp to, and accessed, the Oploca vein mineralization.

2007-2008                      We completed the majority of detailed engineering required to construct the Pirquitas mine, and during 2008, we constructed a substantial portion of the Pirquitas mine.  The underground ramp to the Oploca vein was placed on care and maintenance prior to commencing construction of the Pirquitas mine.

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

Based on detailed engineering work undertaken by Techint, in November 2007, the capital cost to complete construction of the project was estimated to be US$220 million.  We also updated the reserve estimate in November 2007 for the Pirquitas Project using a silver price of US$9.35 per ounce, a tin price of US$3.65 per pound and a zinc price of US$1.00 per pound. The updated reserve estimate used the same mine plan and pit shell as the 2006 Report and factored in the updated capital cost estimate of US$220 million for the project. In May 2008, we announced a further reserve update for the Pirquitas Project, based on metal prices of US$11.00 per ounce of silver, US$5.00 per pound of tin and US$1.05 per pound of zinc.  The 2008 reserve estimate incorporated additional drill results and was based on a new whittle pit using total operating costs of $22 per tonne net smelter returns.  In February 2009, the capital cost to complete construction of the mine was estimated to be US$230 million.

Based on the detailed engineering work undertaken by Techint under the direction of our operations and construction personnel and the reserve estimate completed by our geological and engineering personnel, the Pirquitas Project is being developed as a conventional open pit, truck and shovel mining operation at a mining rate of 6,000 tonnes per day of ore over an expected mine life of 14.5 years. A simple and conventional process plant using crushing, grinding, flotation, thickening and filtration unit operations is under construction and is expected to be completed in the first half of 2009.  When completed, the process plant will process the mined ore into silver, tin and zinc concentrates. Proven and probable reserves were used for the mine plan and to define the ultimate limits of the open-pit for the economic analysis.

Permitting

Most of the major permits and approvals required to commence the construction and operation of the mine were obtained by Sunshine Argentina Inc. prior to our acquisition of Sunshine Argentina Inc.  The most significant of these permits and approvals are the approval of the environmental impact study, the water usage permit and the mining permit.  Since our acquisition of the project, we have moved forward with permitting and acquired the blasting permit and a number of minor permits required to construct and operate the mine, including the sewage system and potable water system permits.  In December 2008, our amended environmental impact study was approved.  With the granting of the approval of the amended environmental impact study, we now have all of the major permits required to construct and operate the Pirquitas Project.

Following our acquisition of the Pirquitas Project, the major change we made to the plan for the construction of the Pirquitas Project related to power generation.  In order to generate electricity to operate the mine, we constructed a gas pipeline to supply gas to electrical generation equipment on site (as opposed to diesel power generation as envisioned by Sunshine Argentina Inc.).  The pipeline connects to the existing NorAndino pipeline that runs across the northern part of Argentina to Chile approximately

36 kilometers south of the Pirquitas Project.  The environmental impact study for the gas pipeline and all permits required for the construction and operation of the gas pipeline have been issued.  The gas pipeline has been constructed and the power generation equipment is being commissioned.

Development Status

Open pit mining operations have matured and are operating on a 24 hour per day basis removing waste and stockpiling ore.  The power plant and process facility are being commissioned.    As silver and tin concentrates account for a substantial portion of the anticipated revenue from the mine, the silver circuit will be optimized first, followed by the tin circuit. A decision to complete the zinc circuit is dependent on the results of encouraging metallurgical testwork received on increasing silver recoveries. Process equipment purchased for the zinc circuit may be better served increasing the silver recovery. Production of silver concentrate is expected to commence late in the first quarter or early in the second quarter of 2009.

The following table sets out our planned construction expenditures based on a US$230 million capital cost estimate for the Pirquitas Project.

Item Description	Actual January 1, 2007 to December 31, 2008 (US$ millions)	Estimated 6 months January 1 to June 30, 2009 (US$ millions)	Project Total (US$ millions)
Direct Costs
Mine	45.0	2.4	47.4
Plant/ Tailings	91.6	28.4	120.0
Total Direct Cost	136.6	30.8	167.4
Indirect Cost	34.8	4.2	39.0
Contingency	-	-	-
Owner’s Cost	22.3	1.3	23.6
TOTAL COST	193.7	36.3	$230.0

Reserve Estimates

The following reserve estimates for the Pirquitas Project were prepared under the supervision of Paul MacRae, P.Eng., Project Manager of the Pirquitas Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.

Table No. 6
Silver Standard Resources Inc.
Pirquitas Project

Proven and Probable Reserves(1)

	Ore (Kilo tonnes)	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)	Silver (Oz. in millions)
Proven	10.7	194.5	0.26	0.70	67.1
Probable	19.3	201.7	0.20	0.90	125.0
Jig Tails(2) (Probable)	0.4	234	0.37	0.13	3.0
Total Project Reserves	30.4	199.6	0.22	0.82	195.1

(1) Reserve estimates are based on metal prices of US$11.00 per ounce of silver, US$5.00 per pound of tin and US$1.05 per pound of zinc and a new whittle pit using total operating costs of $22 per tonne net smelter returns.

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

Land Tenure

The San Luis Project is comprised of 40 mineral concessions covering an area of approximately 33,438 hectares.  In order to maintain our rights to these concessions, we are required to pay a mining good standing fee in the aggregate of US$100,315 in respect of each concession to the government of Peru.

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

On April 1, 2007, we assumed the role of operator for the San Luis Joint Venture and continued with the diamond drill program.  During 2006, 2007 and 2008, the joint venture completed 33,600 meters of diamond drilling in 154 holes.

Geology and Mineralization

At the San Luis Project, gold and silver veins are hosted within Tertiary-age volcanic rocks.  Five separate veins have been identified so far with a cumulative strike length of over 5,000 meters.  The veins range from several hundreds of meters to over 2,000 meters in length and up to 10 meters or more wide.

Mineralization within the veins is typical of classic quartz-adularia or low-sulfidation epithermal systems. Vein textures such as well developed banding and brecciation indicate that repeated episodes of gold and silver deposition have occurred in the veins. Early investigations at the San Luis Project suggest that concentrations of precious metals will likely form ore shoots within the veins.

Status

As a result of the gold and silver grades encountered to date, we have initiated a feasibility study for the development of the project, which is expected to be completed in the first half of 2009.  We have also initiated negotiations with the local community for a long-term, land use agreement.   On completion of the feasibility study and negotiation of the land use agreement, we plan on commencing underground exploration and development of the Ayelén vein.

Resource Estimates

As of the date of this report, the San Luis Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Michael Lechner of Resource Modeling, Inc. of Tucson, Arizona and Donald Earnest of Resource Evaluations, Inc. of Tucson, Arizona completed the following resource estimate for the San Luis Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 9, 2009.

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

Table No. 7
Silver Standard Resources Inc.
San Luis Project
Measured Mineral Resource Estimate

(6 g/t Gold-equivalent - Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Measured	55,000	757.6	34.3

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

Table No. 8
Silver Standard Resources Inc.
San Luis Project
Indicated Mineral Resource Estimate

(6 g/t Gold-equivalent - Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Indicated	429,000	555.0	20.8

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

Table No. 9
Silver Standard Resources Inc.
San Luis Project
Inferred Mineral Resource Estimate

(6 g/t Gold-equivalent - Cutoff Grade)

Classification	Tonnes	Silver Grade (g/t)	Gold Grade (g/t)
Inferred	20,000	270.1	5.6

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

History

In the late 1990s, Monarch Resources Ltd. drill tested several gold anomalies on the eastern flank of Cerro Pitarrilla.  We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting.  This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), and subsequent programs located two additional zones of silver mineralization (Breccia Ridge and South Ridge).  As of February 28, 2009, a total of 186 reverse circulation drill holes totalling approximately 20,600 meters have been completed and a total of 365 diamond drill holes totalling approximately 185,700 meters have been completed.  The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the mineral deposit.  In addition, we have commenced development of an underground ramp to access a zone of higher grade mineralization at the Breccia Ridge zone.

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

Status

We have initiated an underground exploration program to access a higher grade area of mineralization encountered at the Breccia Ridge Zone. A prefeasibility study has commenced to estimate the project economics of developing this higher grade zone.

Resource Estimates

As of the date of this report, the Pitarrilla Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

P&E Mining Consultants Inc. of Brampton, Ontario completed the following resource estimate for the Pitarrilla Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards dated August 3, 2008.

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

Table No. 10
Silver Standard Resources Inc.
Pitarrilla Project
Measured Mineral Resource Estimate

(Cutoff Grade (1))

Classification	Tonnes (millions)	Silver Grade (g/t)
Measured	45.7	108.9

(1)                         A Cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb lead and US$2/lb Copper.  The cut-off grade for all other zones at Pitarrilla is 40 grams of silver per tonne.

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

Table No. 11
Silver Standard Resources Inc.
Pitarrilla Project
Indicated Mineral Resource Estimate

(Cutoff Grade (1))

Classification	Tonnes (millions)	Silver Grade (g/t)
Indicated	189.7	79.3

(1)                         A Cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb lead and US$2/lb Copper.  The cut-off grade for all other zones at Pitarrilla is 40 grams of silver per tonne.

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

Table No. 12
Silver Standard Resources Inc.
Pitarrilla Project
Inferred Mineral Resource Estimate

(Cutoff Grade (1))

Classification	Tonnes (millions)	Silver Grade (g/t)
Inferred	36.1	70.8

(1)                         A Cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb lead and US$2/lb Copper.  The cut-off grade for all other zones at Pitarrilla is 40 grams of silver per tonne.

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

1999 - 2008                                We acquired the project in 1999, and from 2006 through 2008 completed diamond drill programs consisting of 87 drill holes totaling 31,700 meters of drilling.  The drill programs have been successful in outlining a significant gold resource.

Geology and Mineralization

The Snowfield Project is predominately underlain by volcanic rocks, which form the host rocks for the gold mineralization.  Pervasive alteration minerals include: chlorite, sericite, quartz and pyrite.  The entire sequence of rocks appears to be cut by dykes and sills.

RIVER
STIKINE
Galore Creek
Area
GALORE CREEK DEPOSIT
(Nova Gold)
13.75 million oz Au
156.4 million oz Ag
12 billion lbs Cu-Equiv.
SCHAFT CREEK DEPOSIT
(Teck - Cominco)
WHITEHORSE
YUKON
JUNEAU
MAP
AREA
STEWART
ALBERTA
BRITISH
COLUMBIA
VANCOUVER
0 200
Kilometres
U. S. A.
RIVER
ISKUT
37
PROPOSED HYDRO
LINE
Eskay Access Road
Eskay Creek
Area
BELL II
Iskut River
Area
ISKUT
RIVER
SNIP MINE
JOHNNY MTN. GOLD MINE
SNOWFIELD
ZONE
SEABRIDGE
SULPHURETS / KERR
PROPERTY
Sulphurets Access Road
SULPHURETS PROPERTY
Bruceside Project
BRITISH COLUMBIA - CANADA
ALASKA - U.S.A.
UNUK RIVER
37
STEWART
0 20
Kilometres
Silver Standard
RESOURCES INC.
SULPHURETS PROPERTY
SNOWFIELD ZONE
ACCESS LOCATION MAP
NTS 104 / B
DATE: Feb. 2006
SCALE: AS SHOWN
FIGURE 3

Status

Based on results from the 2008 drill program, we have reserved five drills for a drill program scheduled to be underway in the third quarter of 2009. The drill program will focus on increasing the confidence level of the inferred resources to indicated resources and expanding the mineralization at the Snowfield zone.

Resource Estimate

As of the date of this report, the Snowfield Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

P&E Mining Consultants Inc. of Brampton, Ontario completed the following resource estimate for the Snowfield Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 31, 2009.

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

Table No. 13
Silver Standard Resources Inc.
Snowfield Project
Measured Mineral Resource Estimate

(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (millions)	Gold Grade (g/t)
Measured	31.9	1.49

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

Table No. 14
Silver Standard Resources Inc.
Snowfield Project
Indicated Mineral Resource Estimate

(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (millions)	Gold Grade (g/t)
Indicated	102.8	0.86

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

Table No. 15
Silver Standard Resources Inc.
Snowfield Project
Inferred Mineral Resource Estimate

(0.5 g/t Gold Cutoff Grade)

Classification	Tonnes (thousands)	Gold Grade (g/t)
Inferred	661.8	0.67

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

History

Discovered in the 1970s, the property was primarily explored from 1988 to 2001.  Much of the recent work on the Oculto deposit at the Diablillos Project was completed by Barrick Gold Corporation (“Barrick”) in 1999 and 2000.  The Oculto deposit was initially defined by 17 diamond drill holes totalling 3,010 meters and 79 reverse circulation holes totalling 19,114 meters.  Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. In 2003, we drilled 20 holes totaling 3,046 meters, chiefly to test geophysical anomalies outside of the Oculto deposit and to test for continuity of several high grade trends within the zone.  The peripheral drilling intersected several areas with anomalous values.  The drilling within the zone confirmed continuity of the target mineral trends.  During 2006, a geological review of the project in preparation for an update of the Barrick pre-feasibility study determined that the previous reverse circulation drilling may have understated the gold and silver values.  As a result, an approximately 17,600 meter diamond drilling program in 107 drill holes was completed in 2007 and 2008.  The drill program was designed to investigate whether drill results obtained by the previous drilling campaigns understated values and also to test a number of gold targets separate from the Oculto Zone where a re-interpretation of the geology indicates potential for the discovery of new gold zones.

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

Status

We have engaged an independent Qualified Person as defined in Canadian National Instrument 43-101 to prepare an updated resource estimate for the Diablillos Project, which is expected to be completed in the second quarter of 2009. We have also initiated metallurgical test work to determine the leaching characteristics of the mineralization.  Depending on the results of the resource estimate and metallurgical test work, we plan to complete a prefeasibility study to estimate the economics of developing the Diablillos Project.

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

In 2006, Geologix carried out an exploration program on the property.  In 2007 and 2008, Geologix completed a 175 hole, 40,700 meter diamond drill program in accordance with the terms of its option agreement (see Item 4.B - “Business Overview – Secondary Projects – San Agustin Property”).  We have not completed any exploration work on the San Agustin Property since Geologix’s option to acquire the property was terminated.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 19 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Candelaria Mine Project

Our wholly-owned Candelaria Mine Project is located in the Candelaria Hills in west central Nevada approximately 55 miles south of Hawthorne, Nevada and approximately five miles west of Highway 95, which connects Reno, Nevada to Las Vegas, Nevada.  Access to the property is by paved road from Highway 95.  The mine site is connected to the local power grid and has water wells and pumping equipment in place.  See the following Candelaria Mine Project Location Map.

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

Reclamation of the Candelaria mine has been ongoing for the past several years.  The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and re-seeded.  Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002.  We have completed an environmental audit of the mine.  The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines.  See Item 4.B - “Business Overview – Secondary Projects – Candelaria Mine Project”.

As of the date of this report, the Candelaria Mine Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Maverick Springs Project

The Maverick Springs Project is located approximately half-way between Elko and Ely, Nevada and covers approximately 3,970 acres within the prospective region of gold/silver mineralization known as the Carlin Trend.  We hold a 55% interest in the Maverick Springs Project.  The project can be accessed year-round by fifteen miles of gravel road from the Ruby Lakes National Wildlife Refuge, located west of the Maverick Springs Project.  See the following Maverick Springs Project Location Map.  The Carlin Trend is thought to mark a deep penetrating fault that separates relatively thick and stable continental crust to the east from a zone of thinned transitional crust to the west.

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

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property.  A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes.  Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone.  In 2003 and 2004,

Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization.  In 2006, an 18-hole, 16,035 foot reverse circulation drill program encountered additional silver mineralization at the north end of the mineralized zone.  In 2008, we assumed the role of operator under the joint venture and completed a 5 hole, 5,330 foot reverse circulation drill program.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 21 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Bowdens Project

Location and Access

Our wholly-owned Bowdens Project is located approximately 200 kilometers northwest of Sydney in eastern New South Wales, Australia, near latitude 32º 39’S, longitude 149º 52’E. Access is by the paved road between Mudgee (population 7,500) and Rylstone (population 750) and by numerous gravel and dirt roads that criss-cross the area.  A high-tension power line crosses the property.  See the following Bowdens Project General Location Map.

The Bowdens Project consists of one exploration tenement covering 93 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary.  In order to maintain our interest in the property, we are required to make annual work expenditures on the property.  For the years ended January 29, 2007 and January 29, 2008, minimum required expenditures are A$62,000 per year.  We have also purchased three farms totalling 1,338 hectares that cover the known mineralization and proposed mine infrastructures sites.

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

Silvertip Project

Our wholly-owned Silvertip Project is located in northern British Columbia approximately 85 kilometers south of Watson Lake, Yukon Territory.  The property can be accessed by a 25 kilometer dirt road that connects to the Alaska Highway.  See the following Silvertip Property Location Map.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 31 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Office Space

In November 2007, we agreed to renew the lease of our head office at 1180 - 999 West Hastings Street, Vancouver, British Columbia for a five year term commencing in March 2008.  Under the terms of the renewed lease, we agreed to lease 8,361 square feet of office space at rates increasing from $284,279 in the first year to $334,440 per year in the fifth year.  In September 2007, we agreed to sublease 1,065 feet of contiguous office space at a rate of $21,300 per annum until April 30, 2009, following which we have agreed to include the space under our head office lease.  Effective November 2008, we leased 1,319 square feet of contiguous office space for a term of four years and five months at rates increasing from $18,686 for the first five months to $52,760 in the last year, which we have sublet for a three year term at our cost.  We have also agreed to pay our proportionate share of operating costs and property taxes over the term of the lease and our sublease.

Item 4A Unresolved Staff Comments

There are no unresolved SEC comments at this time.

Item 5 Operating and Financial Review and Prospects

A.	Operating Results

We are a development stage company that since 1994 has assembled a portfolio of silver-dominant projects which are located in seven countries in the Americas and Australia.  We are now focused on advancing our five principal projects, the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project, to commercial production.  Currently we are completing the construction of our Pirquitas Project located in the province of Jujuy in northwest Argentina.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may opportunistically monetize certain of our other assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months and three months ended December 31, 2008 and 2007 is prepared as of March 10, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

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

Pirquitas Project Construction Update

During the year, approximately $158.5 million of capital and $7.8 million of exploration expenditures were incurred on the Pirquitas Project in Argentina. Pirquitas is on track with process commissioning underway and commencement of ore delivery to the silver circuit in the first quarter of 2009.  Initial production will focus on the processing of over 400,000 tonnes of run-of-mine grade jig tails from the historic operations and then transition to material from the open pit. To date, in excess of five million tonnes of material has been moved from the Pirquitas open pit and stockpiling of ore has commenced.

At current metal prices, the silver and tin concentrates account for over 95% of the anticipated revenue from the mine.  As a result, the silver circuit will be optimized first, followed by the tin circuit.  A decision to complete the zinc circuit is dependent on the results of metallurgical testwork to be received on increasing silver recoveries.  Process equipment purchased for the zinc circuit may be better served increasing the silver recovery.

With production ramping up through Q2, Pirquitas is expected to produce in excess of six million ounces of silver in 2009 and achieve full production in 2010 in excess of 10 million ounces of silver.

The Pirquitas Project is located in the province of Jujuy in northwest Argentina.  In May 2008, we reported that proven and probable silver reserves at Pirquitas have increased by 43% to 195 million ounces.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years.  The mine is expected to produce an average of approximately 10 million ounces of silver per year.

In February 2009, we updated the capital cost estimate for the project to US$230 million plus IVA (Argentinean value added tax) from the previous capital cost estimate of US$220 million plus IVA as inflation in wages and local inputs continues to place pressure on costs.  In developing this cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate.  With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to US$230 million or 5% over the 2007 estimate.   With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average US$26/tonne over the life of the mine.

As of December 31, 2008, the Company had expended US$194 million of the total estimated construction costs of US$230 million.

Financial Summary for 2008

•	We recorded a loss for the year of $10.5 million or $0.17 per share. Significant items incurred during the year include:

o	$18.4 million write-down on asset-backed commercial paper;

o	$10.2 million non-cash stock based compensation;

o	$6.0 million mark to market write-down of marketable securities;

o	$5.1 million general and administration expense;

o	$3.4 million future income tax expense;

o	$3.7 million financing fees associated with the convertible debt financing;

o	$2.8 million interest expense on convertible debt;

o	$2.1 million current income tax expense;

offset by:

o	$23.5 million gain on sale of silver bullion;

o	$18.2 million after-tax gain on sale of the Shafter Silver Project.

•	We incurred $7.8 million (2007 - $6.3 million) for exploration and $158.5 million (2007 - $52.9 million) for construction and mining equipment at the Pirquitas property during the year.

•
We incurred total expenditures of $39.6 million (2007 - $36.5 million) to advance our other key properties during the year.  Significant expenditures include $18.4 million (2007 - $17.6 million) for exploration at the Pitarrilla Project in Mexico, $7.0 million (2007 - $8.2 million) for exploration at the San Luis Project in Peru, $6.0 million (2007 - $4.8 million) for exploration at the Diablillos Project in Argentina, and $4.9 million (2007 - $2.6 million) for exploration at the Snowfield Project in Canada.

•	We successfully completed a US$138 million convertible debt financing for net proceeds of $129.8 million after fees and commissions.

•	We sold our silver bullion at an average price of US$20.30 per ounce for proceeds of $39.2 million (US$39.6 million).

•
We closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation for total consideration of $38.2 million.  The transaction resulted in a pre-tax gain of $31.5 million (after-tax gain of $18.2 million).

Current Market Conditions

The global financial markets have experienced significant events which have impacted the global economy with reduced credit availability; higher cost of funding; high volatility in commodity prices and foreign exchange markets; and a slowdown in general economic activity.  These events could have a significant impact on our business such as:

•	The credit crisis may impact the availability and cost of financing our projects.

•	The volatility in silver and other metal prices impacts our future revenues, earnings and cash flow.

•	The volatility of stock markets impacts the value of our share investments.

We will continue to adopt strategies to mitigate these challenges.  In February 2009, we successfully completed a public offering of 5.45 million common shares for net proceeds of $109 (US$87) million after estimated fees and commissions.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2008 audited annual financial statements.

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

Where we do have proven and probable reserves, as is now the case at our Pirquitas Project, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our share price.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

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

Other Investments

We hold $57,102,000 ($26,700,000 net of fair value adjustment) in ABCP investments as at December 31, 2008.  See “Other Investments” discussion under “Investing Activities”.

As at December 31, 2008, no market quoted value was available to determine the fair value of our ABCP investments.  As such, we estimated the fair values of our ABCP investments based on information outlined in the Restructuring Plan and the limited market data available.  Since the fair values are based on our assessment of market conditions at December 31, 2008, the uncertainty regarding the outcome of the restructuring plan, and the related amount and timing of cash flows the fair value reported may change materially in subsequent periods.

Convertible Debenture Receivable

We follow accounting guidelines in determining the value of the liability and equity components of the convertible debenture receivable, as disclosed in Note 5(c) to the Financial Statements.  The carrying value of the note receivable component was determined by discounting the stream of future payments of interest and principal over a 3 year expected life at the prevailing market rate for a similar debenture without the conversion feature.  The note receivable component is accreted over its expected life using the effective interest method.  The carrying value of the conversion feature was measured using the Black-Scholes valuation model.  The conversion feature component is re-valued at each period end with net change recorded to the net earnings.

Convertible Debt

We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as disclosed in Note 9 to the Financial Statements.  The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the prevailing market rate for a similar liability without the conversion feature.  The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.  We estimated the expected life of the debt based on early repayment rights exercisable by both parties in the fifth year of the agreement.

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

(3)
As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Changes in Accounting Policies

Financial Instruments - Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are   disclosed in note 5(d) of the financial statements.  Section 3863 replaces the existing requirements on presentation of financial instruments.

Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 13 of the financial statements.

Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  This standard has no significant effect on our financial statements.

Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at December 31, 2008, we have no inventories and this standard has no effect on our financial statements.

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

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,098,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,416,000 of future income tax expense from other comprehensive loss to net loss in the current year.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

•
In August 2008, the SEC announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

Resources

•	We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.

•	We will continue to invest in training and resources to ensure a timely and effective conversion.

Process

•	A diagnostic assessment of the key impact areas was completed.

•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.

•	An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRSs”, has been completed.

•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.

•	Our audit committee is monitoring our progress and is kept informed of issues identified.

•	Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

Financial Review

For the year ended December 31, 2008, we recorded a net loss of $10,489,000 ($0.17 per share), compared to $35,223,000 ($0.57 per share) in 2007.  A discussion on the various components of the expense and income items compared to the prior year follows:

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31,
Exploration and mineral property costs	2008 $(000)	2007 $(000)
Property examination and exploration	365	78
Reclamation and accretion	352	782
	717	860

We incurred $365,000 in property examination and exploration expenditures in 2008 compared to $78,000 in 2007, reflecting an increase in generative activity in Mexico.

Reclamation and accretion expense in 2008 amounted to $352,000 compared to $782,000 in 2007.  The various components of the expense were: $158,000 of accretion expense in 2008 compared to $215,000 in 2007; $93,000 of cash site restoration and clean-up costs in 2008 compared to $135,000 in 2007; and $101,000 due to changes in estimates of the amount or timing of future cash expenditures in 2008 compared to $432,000 in 2007, reflecting a decrease in reclamation activity at the Duthie project during the period.

	Year ended December 31,
Expenses	2008 $(000)	2007 $(000)
Salaries and employee benefits	3,323	2,808
Depreciation	305	318
Professional fees	978	658
General and administration	5,119	5,054
Stock-based compensation	10,201	14,999
Foreign exchange loss	391	3,527
	20,317	27,364

Salaries and employee benefits for 2008 were $3,323,000 compared to $2,808,000 in 2007.  The $515,000 increase in salaries and benefits over 2007 is the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2008.

Depreciation expense during 2008 was $305,000 compared to $318,000 recorded in 2007.  The decrease is minimal as no significant capital assets were purchased at our corporate office during the year.

Professional fees include fees for the annual audit, accounting, tax and legal services.  Total costs for 2008 were $978,000 compared to $658,000 in 2007.  The $320,000 increase in expenses in 2008 over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties.

General and administrative expenses for 2008 were $5,119,000 compared to $5,054,000 in 2007.  The increase in general and administrative expenses was due to higher insurance fees, office expenses and travel costs as the company continues to grow.

Stock-based compensation expense for 2008 was $10,201,000 compared to $14,999,000 in 2007.  Of the current year’s expense, $2,120,000 was related to general and administration for directors and consultants as compared to $2,804,000 in 2007, and $8,081,000 was related to employee salaries and benefits as compared to $12,195,000 in 2007.  The decrease in stock based compensation was related to vesting of stock options granted in prior years and less stock options being issued in the current year.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model.

Foreign exchange loss for 2008 was $391,000 compared to $3,527,000 in 2007.  As proceeds from our convertible debt financing and sale of silver bullion were in US dollars, we now hold a significant portion of our cash in US funds.  Therefore, the strengthening of the US dollar versus the Canadian dollar would result in a foreign exchange gain and vice versa.  The decrease in foreign exchange loss as compared to the prior year reflected the strengthening in the US dollar versus the Canadian dollar during the year.

	Year ended December 31,
Other income (expenses)	2008 $(000)	2007 $(000)
Investment income	3,190	6,757
Financing fees	(3,690)	-
Interest expense on convertible debt	(2,769)	-
Gain on sale of silver bullion	23,457	-
Gain on sale of marketable securities	2,105	650
Unrealized gain (loss) on financial instruments held-for-trading	4	(1,801)
Write-down of marketable securities	(5,990)	-
Write-down of other investments	(18,402)	(12,000)
Gain on sale of mineral properties	31,526	493
	29,431	(5,901)

Investment income was $3,190,000 for 2008 compared to $6,757,000 in 2007.  The decreased investment income was due to lower yields on investments.  As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in US and Canadian government treasury bills.  These treasuries have lower yields.

In February 2008, we successfully completed a US$138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,690,000 incurred relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

During 2008, accretion expense and interest expense related to the convertible notes were $5,344,000 and $5,698,000, respectively; $4,039,000 of accretion expense and $4,234,000 of interest expense were capitalized to construction in progress during the period resulting in $1,305,000 of accretion and $1,464,000 of interest expensed in the period.

In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for cash proceeds of approximately $39,244,000.  The silver bullion was recorded at a cost of $15,787,000, resulting in an after-tax gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Gain on sale of marketable securities was $2,105,000 for 2008 compared to $650,000 in the prior year as we sold some of our marketable securities during the year.

Unrealized gain on financial instruments held-for-trading during the year was $4,000 compared to a loss of $1,801,000 in the prior year.  The gain in the current year consists of $1,412,000 gain on mark-to-market adjustment of foreign exchange options net of $1,381,000 loss on revaluation of Aurcana convertible debenture and $27,000 loss on mark-to-market adjustment on stock warrants investments.  The unrealized losses in the prior year were primarily related to mark-to-market adjustment of foreign exchange options.

Write-down of other investments in 2008 of $18,402,000 (2007 - $12,000,000) relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other Investments” in the “Liquidity” section  and in the Critical Accounting Estimate sections below.  In addition, a mark to market write-down of $5,990,000 was recorded for available-for-sale marketable securities with decline in fair values that are considered other-than-temporary.

In July 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $38,210,000 consisting of $23,000,000 in cash, 15 million Aurcana common shares with a fair value of $6,900,000 and a $10,000,000 convertible debenture with a fair value of $8,310,000.  After deducting transaction cost of $520,000, the sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,526,000 (after-tax gain of $18,156,000).  In 2007, we sold a number of mineral properties for a total gain of $493,000.

	Year ended December 31,
Income taxes	2008 $(000)	2007 $(000)
Current income taxes	15,470	-
Future income taxes	3,416	1,098
	18,886	1,098

For the year ended December 31, 2008, we recorded an income tax expense of $15,470,000 as compared to $nil in the prior year.  Majority of the income tax expense relates to the sale of the Shafter Silver Project.

Future income tax expense during the year was $3,416,000 compared to $1,098,000 in the prior year.  During the year, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.  Future income tax expense reflects the tax effect on change in fair value of our marketable securities, which decreased significantly since the third quarter.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31,
	2008 $(000)	2007 $(000)	2006 $(000)
Total revenues	nil	nil	nil
Earnings (loss) for year	(10,489)	(35,223)	16,382
Other comprehensive loss for the year	(16,605)	(5,339)
Basic and diluted earnings (loss) per share	(0.17)	(0.57)	0.28
Total assets	695,458	498,844	471,013
Long term debt	127,415	nil	nil
Working capital	50,802	117,268	250,234
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:
Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
December 31, 2008	nil	(17,402)	(1)	(0.28)
September 30, 2008	nil	11,212	(2)	0.18
June 30, 2008	nil	(5,971)	(3)	(0.10)
March 31, 2008	nil	1,672	(4)	0.03
December 31, 2007	nil	(14,170)	(5)	(0.23)
September 30, 2007	nil	(13,356)	(6)	(0.21)
June 30, 2007	nil	(6,861)	(7)	(0.11)
March 31, 2007	nil	(836)		(0.01)

Explanatory notes:
(1)
Includes $3,757,000 foreign exchange loss, $2,624,000 non-cash stock based compensation expense, $5,990,000 mark to market write-down of marketable securities and $2,100,000 of current income tax expense.

(2)
Includes $18,156,000 after-tax gain on sale of Shafter Silver Project, $1,656,000 foreign exchange gain, net of $3,016,000 future income tax expense, $2,707,000 non-cash stock based compensation expense and $924,000 unrealized loss on financial instruments held-for-trading.

(3)	Includes $2,436,000 in non-cash expenses related to value assigned to stock options, $1,127,000 foreign exchange loss, and $1,434,000 interest expense on convertible debt.
(4)
Includes $23,457,000 gain on sale of silver bullion, $2,837,000 foreign exchange gain, $1,397,000 gain on financial instruments held-for-trading and $978,000 gain on sale of marketable securities net of $18,402,000 write-down in fair value of asset-backed commercial paper.

(5)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
(6)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, $4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(7)	Includes $4,004,000 in non-cash expenses related to values assigned to stock options and $1,889,000 in future income tax expense

Fourth Quarter Results

During the fourth quarter of 2008, we recorded a net loss of $17,402,000 ($0.28 per share) as compared to a net loss of $14,170,000 ($0.23 per share) for the same quarter of the prior year.  The net loss is mainly attributed to foreign exchange loss of $3,757,000 (2007 - $1,144,000), non-cash stock based compensation of $2,624,000 (2007 - $4,252,000), $5,990,000 (2007- $nil) mark to market write-down of marketable securities with declines in fair value that were considered other than temporary and current income tax expense of $2,100,000 (2007 - $nil).

During the fourth quarter of 2008, total capital expenditures on the Pirquitas Project were $59,493,000 (2007 - $27,719,000), which includes $58,153,000 (2007 - $12,849,000) in construction and mining equipment and $1,340,000 (2007 - $12,318,000) in exploration costs.  Other significant mineral property expenditures include $4,334,000 (2007 - $5,007,000) for the Pitarrilla Project, $2,317,000 (2007 - $2,697,000) for the Diablillos Project and $2,058,000 (2007 - $1,656,000) for the San Luis Project.

B.	Liquidity and Capital Resources

At December 31, 2008, we held $88,187,000 in cash and cash equivalents and $13,376,000 in marketable securities.

In 2008, we sold $134,936,000 (US$138,000,000) senior convertible notes for net proceeds of $129,806,000 (US$133,800,000) after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver.  During our acquisition phase, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US$5.85 per ounce.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for proceeds of $39,244,000 (US$39,648,000), which will be used to advance our projects to production.

In July 2008, we sold the Shafter silver project in Presidio County, Texas, to Aurcana Corporation.  Under the terms of the sales agreement, we received total consideration of $38.2 million, consisting of $23 million in cash, 15 million shares of Aurcana with a fair value of $6.9 million and a $10 million convertible debenture with a fair value of $8.3 million (see “Convertible debenture receivable”).

Working capital at December 31, 2008 was $50,802,000 (2007 - $117,268,000).

Subsequent to year end, we closed a public share offering of 5,450,000 common shares at a price of US$17.00 per share, for aggregate gross proceeds of $115,924,000 (US$92,650,000).  After deducting underwriting fees and estimated offering expenses of 6,922,000 (US$5,533,000), net proceeds were $109,002,000 (US$87,117,000).

We have sufficient funds to complete the construction of the Pirquitas mine as well as complete our planned exploration programs for next year.

Operating Activities

Cash flow generated in operations totaled $18,003,000 in 2008, compared to cash used in operations of $4,531,000 in 2007.  This increase in cash flow generated was attributed to foreign exchange gain on our funds held in U.S. Dollars, offset by financing fees and interest expense related to issuance of convertible debt, additional salaries, professional fees and general and administrative costs.

Financing Activities

During 2008, a net total of $135,815,000 was raised through financing activities as compared to $11,794,000 in 2007.  The following table shows how the funds were raised:

	Year ended December 31,
	2008 $(000)	2007 $(000)
Financing activities
Proceeds from issuance of convertible notes	134,936	-
Financing costs related to equity portion of
convertible notes financing	(1,440)	-
Exercise of stock options	2,319	11,794
	135,815	11,794

In 2008, we sold $134,936,000 (US$138,000,000) senior convertible notes for net proceeds of $129,806,000 after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

A total of 186,100 shares were issued on the exercise of stock options for total proceeds received of $2,319,000 in 2008 compared to 886,600 shares issued on the exercise of stock options for total proceeds received of $11,794,000 in 2007.  The weighted average price received on the exercise of options was $12.46 per share in 2008 compared to $13.30 in 2007.

Investing Activities

Mineral Properties and Capital Expenditures

We spent $47.4 million (2007 - $42.7 million) for exploration and $135.8 million (2007 - $45.6 million) for construction and mining equipment during the year.  A summary of the exploration expenditures by mineral property follows:

	Year ended December 31,
	2008 $(000)	2007 $(000)
Bowdens	261	607
Candelaria	301	321
Challacollo	227	1,998
Diablillos	6,037	4,768
Pirquitas	7,750	6,267
Pitarrilla	18,443	17,584
San Luis	6,981	8,196
Snowfield	4,949	2,571
Veta Colorada	604	79
Other	1,146	1,232
Changes in non-cash working capital	696	(874)
	47,395	42,749

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

Pirquitas Project

A total of $166,288,000 was incurred at the Pirquitas property in Argentina during the year, which includes $158,538,000 on mine construction and mining equipment and $7,750,000 in exploration activities.

Construction is progressing well on the project.  The commissioning and process operations teams are in place and preparing for start-up.  The plan is to start-up the silver circuit initially and then follow with the tin circuit once the silver process is operating.  The Operations crews are advancing well with the open pit pre-stripping.  Continuous shift operations are now well established, and we have seen success with the utilization of a high percentage of local people in our operator compliment. Local community employment is high, and we are well supported by the local communities.

In May 2008 we updated the proven and probable silver reserves at Pirquitas, with silver reserves  increasing by 43% to 195.1 million ounces.    Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.  The reserve is indicative of the geologic potential of the Pirquitas system and does not incorporate any deepening of the initial pit.  The deposit remains open at depth.  The approximate 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities.  The updated reserve estimate incorporates drill data from an additional 74 reverse circulation drill holes totaling 16,850 meters of in-pit and pit wall drilling, uses metal prices of US$11.00/ounce silver, US$5.00/lb tin and US$1.05/lb zinc and is based on a new Whittle pit using total operating costs of US$22 per tonne.

In February 2009, we updated the capital cost estimate for the project to US$230 million plus IVA from the previous capital cost estimate of US$220 million plus IVA as inflation in wages and local inputs continues to place pressure on costs.  In developing  the previous cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate. With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to US$230 million or 5% over the 2007 estimate. With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average US$26/tonne over the life of the mine.  As of December 31, 2008, the Company had expended US$194 million in construction costs of the total estimated US$230 million.

With production ramping up through Q2, Pirquitas is expected to produce in excess of six million ounces of silver in 2009 with full production in excess of 10 million ounces in 2010.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  Legality of the export tax is under review by the court in Argentina.

San Luis Project

A total of $6,981,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $8,196,000 in 2007.

Infill diamond drilling on the project’s Ayelén Vein was completed in 2007.  In 2008, a 6,600 meter diamond drilling program was completed, which tested a number of targets on this large property package (approximately 96 square miles).  Exploration targets focused on the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area.

Quartz vein systems where channel sampling has identified structures enriched in gold and silver will also be tested.  A revised resource estimate was completed in the fourth quarter of 2008, which defined a measured and indicated resource of 348,000 ounces of gold resources and 9.0 million ounces of silver resources. A feasibility study on placing the project in production has commenced and is expected to be completed in the first half of 2009.

We currently hold a 55% interest in the San Luis Project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis Joint Venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla Project

A total of $18,443,000 was spent on our Pitarrilla Project in Mexico during the current year compared to $17,584,000 in 2007.

In August 2008, we reported an increase in the silver resources at the Breccia Ridge Zone.  Project resources now total 159.9 million ounces of measured silver resources, 483.7 million ounces of indicated silver resources and 82.3 million ounces of inferred silver resources, placing Pitarrilla among the largest silver discoveries in the last decade.  Infill and exploration drilling of the Breccia Ridge Zone is ongoing with three drills on site.  Work on a 2.5 kilometer-long decline is continuing, which will provide underground drilling stations for the high grade silver and base metal mineralization of the Breccia Ridge Zone.  The portal and more than 1,300 meters of ramp excavation have been completed to date.

An engineering pre-feasibility study is nearing completion and focuses initially on developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge.  A second study focusing on development of the potential open pit resources is in progress.

Diablillos Project

A total of $6,037,000 was spent at the wholly-owned Diablillos Project in Argentina during the year compared to $4,768,000 in 2007.

We completed an 11,000-meter diamond drill program during 2007 and early 2008 on the project.  During the latter part of 2008, a further 5,063 meters of drilling was completed.  The objective of the program was to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  We are in the process of preparing an updated resource estimate and conducting a metallurgical program for the Diablillos Project.  We have also engaged a Qualified Person as defined in

NI 43-101 to prepare an updated resource estimate for the Diablillos Project, which is expected to be completed in the second quarter of 2009. Dependent on the results of the resource estimate and the metallurgical program, we will advance a pre-feasibility study on the economics of developing the Diablillos Project.

Snowfield Project

A total of $4,949,000 was spent at the wholly-owned property in Canada during the year compared to $2,571,000 in 2007.

In February 2009, the company reported a five-fold increase in gold resources at the wholly-owned Snowfield Project in northern British Columbia, Canada. The increased gold resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne. The property is located 65 kilometres north of the town of Stewart and 20 kilometres southeast of Barrick's high-grade gold-silver mine at Eskay Creek.

The resource estimate is based on 96 diamond drill holes completed in 2006-2008, two re-sampled historical holes, collectively totalling 33,922 meters and 15 trenches totalling 126 meters of surface chip sampling.

A geological review is underway to assess the potential for expanding the mineralization at Snowfield and the adjacent Sulphurets Project held by Silver Standard. A follow-up program is being planned for 2009.

San Agustin Project

The San Agustin property is located 85 kilometers north of Durango City in Durango, Mexico.

In February 2009, an exploration company that had an option to acquire the property elected to not exercise its option. As a result, the property has been improved by over $10 million in exploration expenditures and is now the focus of an updated resource estimate commissioned by Silver Standard. The property appears to host a significant gold, silver and base metal resource.

As a result of developments at Snowfield and San Agustin, the company’s exposure to gold resources has expanded significantly.

Purchase and Sale of Marketable Securities

In 2007, we participated in a private placement to acquire 996,000 units of Esperanza Silver Corporation for $3,648,000.  Each unit is composed of one common share and one-half of a two year warrant with an exercise price of $4.35.

We received $812,000 in proceeds on the sale of marketable securities in 2007 compared with $52,410,000 in 2006.  The amount in 2006 was due to the sale of all of our Pan American Silver Corp. shares received from sale of our 50% interest in the Manantial Espejo Project for proceeds of $51,955,000.

Financial Position

Cash

At December 31, 2008, we had a cash and cash equivalent balance of $88,187,000 as compared to $80,629,000 at December 31, 2007.  The increase is mainly attributed to:

• $134,936,000 raised from the convertible debt financing in February;
• $39,244,000 cash proceeds from sale of silver bullion in March;
• $23,000,000 cash proceeds from the sale of the Shafter Project in July;
net of:
• $47,395,000 (2007 - $42,749,000) spent on mineral properties;
• $135,771,000 (2007 - $45,556,000) spent to advance the development of Pirquitas.

Silver Bullion

In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  The sale resulted in a gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Marketable Securities

Our marketable securities at December 31, 2008 have a carried cost of $10,449,000 and a market value of $13,376,000 for an unrealized loss of $2,927,000 compared to a carried cost of $10,235,000 and a market value of $33,209,000 for an unrealized gain of $22,974,000 at December 31, 2007.  These investments were made in various mineral exploration companies and are considered to be liquid.

Convertible debenture receivable

As part of considerations received for sale of the Shafter Silver Project (see “Liquidity”), we received a $10 million convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”).  The Debenture has a three-year term, a coupon rate of 3% and is convertible at our option into 6,600,000 Aurcana common shares at $1.515 per share.  The Debenture is fully secured by general assets of Aurcana.

The note receivable component of the Debenture is designated as loans and receivable financial instrument.  At initial recognition, the fair value of the note receivable component was estimated at $6,868,000 using the discounted cash flow model method at market rate.  The note receivable component is accreted over an expected life of 3 years using the effective interest method.  As at December 31, 2008, the book value of the note receivable component of the Debenture was $7,254,000.  Interest and accretion income of $526,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is classified as a held-for-trading financial instrument by default.  The fair value of conversion feature was estimated, at initial recognition, to be $1,442,000 and is re-valued at each period end based on the Black-Scholes valuation model.  As at December 31, 2008, the fair value of the conversion feature was $61,000.  As a result, an unrealized loss of $1,381,000 on financial instruments held-for-trading was recorded to net earnings during the period

Other Investments

As at December 31, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  In September

2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,102,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,000,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments.  In January 2009, the Committee successfully obtained the final court approval to complete the restructuring.

On January 28, 2009, we received the restructured notes with a face value of $57,142,000 and first interest payment of $2,031,000.

The restructured notes are allocated as follow:

o	$37,004,000 in Class A-1 Notes
▪	Senior notes, with the other series of notes subordinated to them
▪	Expected to have an A rating with maturities ranging from 6 to 8 years
▪	Expected to have a coupon rate of Bankers’ Acceptances (BA) Rate less 0.5%.

o	$13,089,000 in Class A-2 Notes
▪	Senior to the Class B Notes
▪	Expected to have an A rating with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.

o	$2,376,000 in Class B Notes
▪	Senior to the Class C Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.

o	$1,623,000 in Class C Notes
▪	Senior to the Ineligible Assets (IA) Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA plus 20.0%.

o	$3,050,000 in IA Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee.  Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $26,700,000, resulting in an impairment of $18,402,000 recorded in 2008.  There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods.

In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

Long-term Contractual Obligations

The following table discloses our contractual obligations:

	Less Than 1 Year $(000)	1-3 Years $(000)	4-5 Years $(000)	5+ Years $(000)	Total $(000)
Lease obligations	301	606	412	-	1,319
Asset retirement obligations	287	1,648	1,204	2,629	5,768
Long-term convertible notes*	7,605	15,210	180,402	-	203,217
Total	8,193	17,464	182,018	2,629	210,304

*
Convertible notes are due in 2028 but expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Additional Disclosures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,333,000 (2007 - $426,000) from companies related by common directors or officers.  At December 31, 2008, accounts receivable include $52,000 (2007 - $111,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at March 10, 2009, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	68,233,047	-	-
Stock options	4,988,750	$10.50 - $40.62	0.8 - 9.8
Fully diluted	73,221,797	-	-

Subsequent Events

(a)
In February 2009, we closed a public share offering of 5,450,000 common shares at a price of US$17.00 per share, for aggregate gross proceeds of $115,924,000 (US$92,650,000).  After deducting underwriting fees and estimated offering expenses of $6,922,000 (US$5,533,000), net proceeds were $109,002,000 (US$87,117,000). On March 31, 2009, we closed an over-allotment option under the offering, pursuant to which we sold an additional 375,713 common shares at US$17.00 per share, for aggregate gross proceeds of $8,049,000 (US$6,387,000).

(b)
In February 2009, Geologix Explorations Inc. elected not to exercise its option to acquire 100% interest in the San Agustin property.  As a result, the San Agustin property, which contains  estimated resources of 1.61 million ounces of indicated gold, 1.08 million ounces of inferred gold, 48.3 million ounces of indicated silver and 37.3 million ounces of inferred silver, was returned to us.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable.  It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

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

See Item 5.B – “Liquidity and Capital Resources”.

G.  Safe Harbor.

See “Note Regarding Forward-Looking Statements”.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table lists as of February 28, 2009 the names of our directors and senior management.  Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and each director will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 35
Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age
A.E. Michael Anglin(2)(5)	Director	August 2008	53
John R. Brodie, FCA(1)(2)(3)	Director	January 2006	64
Richard C. Campbell, MBE(1)(4)(5)	Director	August 2008	62
R.E. Gordon Davis(1)(3)(4)	Director	February 1996	70
David L. Johnston(1)(4)(5)	Director	May 2000	69
Richard D. Paterson(2)(3)	Director	August 2008	66
Robert A. Quartermain(1)	President, CEO and Director	January 1985	54
Peter Tomsett(1)	Director	November 2006	51
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991	50
Joseph J. Ovsenek(1)	Senior Vice President, Corporate	February 2003	50
George N. Paspalas(1)	Senior Vice President, Operations	June 2007	46
Tom S.Q. Yip(1)	Vice President, Finance and CFO	July 2007	51

(1) Resident of Canada
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Corporate Governance and Nominating Committee
(5) Member of the Safety and Sustainability Committee

Our Board of Directors and Senior Management

The following is a brief description of the business experience and principal business activities of our directors and senior management:

A.E. Michael Anglin

Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in London in 1985.  Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

John R. Brodie, FCA

Mr. Brodie is our audit committee financial expert and Chair of our Audit Committee.  Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP.  Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982.  He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners.  Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession.  Mr. Brodie is also a director of Western Canadian Coal Corp., Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Pacific Safety Products and Cross Lake Minerals Ltd.

Richard C. Campbell, MBE

Mr. Campbell is the Chair of our Safety and Sustainability Committee.  Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969.  He spent the following 32 years with BP, most recently serving as President of BP Alaska before retiring in 2001.  Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

R.E. Gordon Davis

Mr. Davis is Chair of our Corporate Governance and Nominating Committee.  Mr. Davis was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982.  Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd.  In addition, Mr. Davis has been a director of Canplats Resources Corporation (“Canplats”) since October 1999, the President of Canplats from March 2000 to December 2007 and Chairman and Chief Executive Officer of Canplats since December 2007.  Mr. Davis also serves as a director of Pacific Ridge Exploration Ltd.  Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

David L. Johnston

Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies.  Prior to his election to our Board, Mr. Johnston was president and general manager from 1996 to 1999 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine.  From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Ltd., operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.  Mr. Johnston graduated with a Bachelor of Applied Science degree in Mining Engineering in 1963 and a Master of Science degree in Mineral Engineering in 1969.

Richard D. Paterson

Mr. Paterson is the Chair of our Compensation Committee.  Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964.  Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988.  Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.  During the last 10 years, two companies of which Mr. Paterson is a director, or was a director at the time, have become subject to bankruptcy proceedings under the U.S. Bankruptcy Code.

Robert A. Quartermain

Mr. Quartermain is our President and Chief Executive Officer and our only non-independent director.  He is responsible for our day-to-day operations as well as strategic planning and the raising of capital to fund our operations.  Mr. Quartermain has served as our President and the Chief Executive Officer since January 1985.  Mr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in Geology and from Queen’s University in 1981 with a Master of Science degree in Mineral Exploration.  Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board.  Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London.  Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation.  Mr. Tomsett is also Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc.

Kenneth C. McNaughton

Mr. McNaughton has served as our Vice President, Exploration since July 1991.  Before joining Silver Standard, Mr. McNaughton worked as a contract engineer for Oretech Engineering, Inc. and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia.  From 1984 to 1989, he was employed by Corona Corporation and its affiliate, Mascot Gold Mines Ltd., as a project geologist and engineer for projects in British Columbia.  Mr. McNaughton earned a Bachelor of Applied Science degree and Master of Applied Science degree in Geological Engineering in 1981 and 1983, respectively, from the University of Windsor, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. McNaughton was a director of Minco Silver Corporation, until his resignation on March 6, 2009.
Joseph J. Ovsenek

Mr. Ovsenek has served as our Senior Vice President, Corporate since February 2003.  Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989.  Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

George N. Paspalas

Mr. Paspalas has served as our Senior Vice President, Operations since June 2007.  Before joining Silver Standard, Mr. Paspalas held management positions with Placer Dome Inc., most recently as Senior Vice President Projects - Technical Development and previously as President and Chief Executive Officer of Placer Dome Africa.  He has worked for over 20 years in the resource industry in management, technical and operational roles.  His regional experience includes North and South America, South East Asia, the Pacific Rim, Africa, Europe and Japan.  He earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Tom S.Q. Yip

Mr. Yip has served as our Vice President, Finance and Chief Financial Officer since July 2007.  Prior to joining Silver Standard, Mr. Yip held the position of Vice-President and Chief Financial Officer at Asarco, LLC.  He also worked for 20 years at Echo Bay Mines Ltd. and served as its Vice-President, Finance and Chief Financial Officer before the company merged with Kinross Gold Corporation in 2003.  Mr. Yip is a chartered accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

B. Compensation

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)           the Company’s chief executive officer (“CEO”);

(b)           the Company’s chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2008, the end of the most recently completed financial year of the Company, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award and a long-term incentive award.  Since October 2006, we have been transitioning from a mineral exploration company to a metals producer.  Our compensation program has developed over time to attract and retain individuals that can contribute to our growth and to our transition from a mineral exploration company to a metals producer.  As we have not had revenue, our compensation program was developed for a company without revenue and as such provides us with maximum flexibility in determining executive compensation as described below.  In general terms, our compensation program is intended to operate in an integrated manner to meet our objectives for the program and decisions about each element of the compensation program are made with a view to the other elements of the program.  For example, where warranted, in circumstances where we consider it prudent to conserve cash by paying salaries and awarding short term incentive bonuses in lower amounts than would otherwise be the case, we may increase long term incentives through stock option awards over prior years to ensure that the recruitment, retention and reward objectives of the compensation program continue to be met.

In anticipation of achieving producer status in 2009, we have retained a compensation consultant to assist us in designing a cohesive compensation program that is commensurate with our producer status.  We anticipate that this plan will be comprised of the same three elements; however, we expect that it will provide for the setting of objective and subjective performance goals aligned to achieve our short and long term objectives.  We have described below how we expect this proposed compensation program will impact our compensation awards.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain Named Executive Officers that can contribute to our growth and to our transition from a mineral exploration company to a metals producer.  During the last several years competition among resource companies for skilled executive officers has been intense and the base salaries of newly hired Named Executive Officers have been established through negotiation in the market place, which has generally resulted in the upward adjustment of the base salaries of our existing Named Executive Officers.  Base salary levels for each year are determined in December of the preceding year and are used to retain Named Executive Officers that contribute through the year to our growth and our transition to a producer.  For 2008, Named Executive Officers, base salaries were established by our Compensation Committee, in consultation with our CEO, based on discussion without formal objectives, criteria or analysis.  For 2009, our

Compensation Committee determined not to award any increases in base salary as a result of the global financial crisis, which has, amongst other things, impacted negatively on metal prices.  This decision was based on discussion, in consultation with our CEO, without formal objectives, criteria or analysis.

Going forward, with the assistance, and subject to the advice, of our compensation consultant, our Compensation Committee plans to investigate establishing a peer group of companies, with which to benchmark the base salaries of our Named Executive Officers.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize Named Executive Officers for the following year.  The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO, on a case-by-case basis based on performance in December of each year.  For 2008, Named Executive Officers’ cash bonuses were awarded by our Compensation Committee for the Named Executive Officers’ contributions, in their respective areas of responsibility, for the continued success of our on-going transition from a mineral exploration company to a metals producer, which was measured by the state of progress of construction at the Pirquitas Project and attainment of capital resources sufficient to fund construction of the Pirquitas Project and exploration to increase silver resources.  The amounts of the cash bonuses were determined by our compensation committee by discussion, in consultation with our CEO, taking into account past short term incentive awards.

For 2009, with the assistance, and subject to the advice, of our compensation consultant, our Compensation Committee anticipates establishing a short term incentive award program that will provide for the setting of objective and subjective performance goals for the company and for each of the Named Executive Officers.  As currently contemplated, the Compensation Committee, through consultation with the CEO, will annually establish corporate performance objectives and performance objectives for the CEO, and the CEO will be responsible for establishing performance objectives for each of the other Named Executive Officers in consultation with the other Named Executive Officers.

Long Term Incentive Awards

Our long term incentive awards consist of stock options, which are in general awarded in December of each year.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing our Named Executive Officers with an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  In 2008, our Compensation Committee established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, ⅓ of granted options vest one year after the date of grant, ⅓ of granted options vest two years after the date of grant and the remaining ⅓ of granted options vest three years after the date of grant, with options granted for a ten year term, subject to certain conditions.  Previously, options generally vested 50% at the date of grant and 50% after a period of two years and had five year terms.

In 2008, stock options were granted to our Named Executive Officers by our Compensation Committee.  The number of options granted to each Named Executive Officer was determined by the Compensation Committee, in consultation with our CEO through discussion, without formal objectives, criteria or analysis, but taking into account past stock option awards, individual performance, ability to contribute to our long term growth and the need to retain our Named Executive Officers through the global financial crisis.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2003, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

For the financial years ended	2003	2004	2005	2006	2007	2008
Common Shares of Silver Standard Resources Inc.	100.00	99.86	122.77	247.07	248.79	134.23
S&P/TSX Composite Total Return Index	100.00	112.48	137.12	157.02	168.27	109.33

Under our existing compensation program, base salary for each year is determined in December of the preceding year, while short term incentive awards and long-term incentive awards for each year are determined in December of that year.  From 2003 to mid-2007, of our Named Executive Officers, only Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton were employed by us.  During this period their compensation (base salary, short term incentive awards and long term incentive awards) increased with the trend for this period in the above graph.  Midway through 2007, Tom S.Q. Yip and George N. Paspalas became executive officers and their base salary and long term incentive awards were determined by competitive compensation levels then prevailing in the market place.  In December 2007, the base salary for our Named Executive Officers increased due to the continued competition for skilled executive officers though the trend of the above graph remained flat.  For this period, short term incentive awards and long term incentive awards decreased from prior years for Robert A. Quartermain, Joseph J.

Ovsenek and Kenneth C. McNaughton (George N. Paspalas and Tom S.Q. Yip were not employed during the comparative period), while the trend line in the above graph remained flat.  In December 2008, base salary for our Named Executive Officers was not increased and short term incentive awards were decreased due to the global financial crisis in keeping with the downward trend of the above graph.  In order to retain key employees through the global financial crisis, long term incentive awards were increased over the prior year in contrast to the downward trending graph.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation Committee, in consultation with our CEO, taking into account prior option grants.  Amendments to our stock option plan are proposed by our Compensation Committee in consultation with our executive officers.  Our Compensation Committee then submits the proposed amendments to our board of directors for approval.

As discussed above, we have retained a compensation consultant to assist us in establishing a cohesive compensation program that incorporates base salary, short term incentive awards and long term incentive awards, focused on achieving our corporate objectives.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for our most recently completed financial year.

Name and principal position	Year	Salary(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)		All other compensation(3) ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Robert A. Quartermain President and CEO	2008	425,000	1,245,000	100,000	-	10,868	1,780,868
Tom S.Q. Yip Vice President, Finance and CFO	2008	260,000	249,000	25,000	-	11,030	544,000
Joseph J. Ovsenek Senior Vice President, Corporate	2008	275,000	996,000	85,000	-	10,313	1,366,313
George N. Paspalas Senior Vice President, Operations	2008	320,000	996,000	85,000	-	22,203	1,423,203
Kenneth C. McNaughton Vice President, Exploration	2008	200,000	415,000	50,000	-	10,683	675,683

1)
A portion of the salaries of certain of the Named Executive Officers was recovered from a related company under a management services agreement.  The management services agreement was terminated during the year ended December 31, 2008.

2)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 11, 2008 and a grant price of $11.50/share.  We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies.  Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

3)
All Other Compensation, for all Named Executive Officers other than George Paspalas, is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made on behalf of the employee by us.  For George Paspalas, all Other Compensation is comprised of a car allowance and term life insurance payments and RRSP payments made on behalf of the employee by us.

Incentive Plan Awards

Outstanding Share-Based Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2008.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Robert A. Quartermain	100,000 200,000 200,000 400,000 100,000 150,000	14.47 16.73 21.30 35.34 36.14 11.50	Dec. 31, 2009 Dec. 20, 2010 July 27, 2011 Dec. 11, 2011 Dec. 18, 2012 Dec. 11, 2018	498,000 544,000 - - - 1,192,500(2)
Tom S.Q. Yip	150,000 50,000 30,000	38.88 36.14 11.50	July 16, 2012 Dec. 18, 2012 Dec. 11, 2018	- - 238,500(2)
Joseph J. Ovsenek	30,000 120,000 120,000 200,000 50,000 120,000	14.47 16.73 21.30 35.34 36.14 11.50	Dec. 31, 2009 Dec. 20, 2010 July 27, 2011 Dec. 11, 2011 Dec. 18, 2012 Dec. 11, 2018	149,400 326,400 - - - 954,000(2)
George N. Paspalas	200,000 50,000 120,000	40.62 36.14 11.50	May 3, 2012 Dec. 18, 2012 Dec. 11, 2018	- - 954,000(2)
Kenneth C. McNaughton	75,000 75,000 100,000 30,000 50,000	16.73 21.30 35.34 36.14 11.50	Dec. 20, 2010 July 27, 2011 Dec. 11, 2011 Dec. 18, 2012 Dec. 11, 2018	204,000 - - - 397,500(2)

1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2008 ($19.45) and the exercise price of the option.
2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert A. Quartermain	-	N/A	100,000
Tom S.Q. Yip	-	N/A	25,000
Joseph J. Ovsenek	-	N/A	85,000
George N. Paspalas	-	N/A	85,000
Kenneth C. McNaughton	-	N/A	50,000

Termination and Change of Control Benefits

We have entered into employment agreements with each of our Named Executive Officers.  Under the terms of the employment agreements, our Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a change of control.  No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause, other than Robert Quartermain who is entitled to a lump sum payment of $125,000.  A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares.  Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment.  The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  Robert Quartermain is also entitled to a lump sum payment of $125,000.  The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2008.

Name	Base Salary(1) ($)	Bonus(1)(2) ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Robert A. Quartermain	850,000	332,000	-	125,000	1,307,000
Tom S.Q. Yip	520,000	165,000	-	-	685,000
Joseph J. Ovsenek	550,000	223,000	-	-	773,000
George N. Paspalas	640,000	260,000	-	-	900,000
Kenneth C. McNaughton	400,000	132,000	-	-	532,000

1)	24 months’ base salary for all Named Executive Officers.
2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years (estimated for George Paspalas and Tom Yip as they joined us midway through 2007).

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers, other than Robert Quartermain, is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  Robert Quartermain is entitled to a lump sum payment equal to $125,000 plus 36 months of (i) base salary, and (ii) the average annual bonus earned by him in the three immediately preceding years.  In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

“Good Reason” will arise within 12 months following a change of control where a Named Executive Officer is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, a reduction of his base salary or relocation of his principal office outside of Vancouver, British Columbia.  Robert Quartermain and Joseph Ovsenek have the right to determine whether an incident has occurred that would constitute Good Reason.

Each Named Executive Officer is required to (a) not disclose or use for any purpose any of our confidential information following termination and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination following a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2008.

Name	Base Salary (1) ($)	Bonus (1)(2) ($)	Option-Based Awards (3) ($)	All Other Compensation ($)	Total ($)
Robert A. Quartermain	1,275,000	498,000	2,234,500	125,000	4,132,500
Tom S.Q. Yip	520,000	165,000	238,500	-	923,500
Joseph J. Ovsenek	550,000	223,000	1,429,800	-	2,202,800
George N. Paspalas	640,000	260,000	954,000	-	1,854,000
Kenneth C. McNaughton	400,000	132,000	601,500	-	1,133,500

1)	36 months’ base salary for Robert A. Quartermain; 24 months’ base salary for all other Named Executive Officers.
2)
Three times the average annual bonus earned by Robert A. Quartermain in the three immediately preceding years.  Two times the average annual bonus earned by all other named Executive Officers in the three immediately preceding years (estimated for George N. Paspalas and Tom S.Q. Yip as they joined us midway through 2007).

3)
Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options.  Calculated based on the difference between the market price of our shares on the TSX on December 31, 2008 ($19.45) and the exercise price of the option.

Director Compensation

2008 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Robert A. Quartermain our President and CEO, for the year ended December 31, 2008.

Name	Fees earned ($)	Share-based awards(4) ($)	Option-based awards(5) ($)	All other compensation ($)	Total ($)
A.E. Michael Anglin (1)	22,151	30,000	492,500	-	544,651
John R. Brodie	65,000	60,000	-	-	125,000
Richard C. Campbell (1)	24,164	30,000	492,500	-	546,664
R.E. Gordon Davis	60,000	60,000	-	-	120,000
David L. Johnston	55,000	60,000	-	-	115,000
Richard D. Paterson (1)	24,164	30,000	492,500	-	546,664
Peter W. Tomsett (2)	95,275	120,000	-	-	215,275
William Meyer (3)	27,500	30,000	-	-	57,500

(1)	A.E. Michael Anglin, Richard C. Campbell and Richard D. Paterson were appointed to our board of directors on August 7, 2008.
(2)	Peter W. Tomsett was appointed Chair of the board of directors on May 14, 2008.
(3)	William Meyer retired from our board of directors on August 7, 2008.
(4)	Our board of directors adopted a deferred share unit plan effective July 1, 2008.
(5)
Our Compensation Committee has authorized the one time grant of options to acquire our common shares to each director on appointment to the board of directors.  Each of A.E. Michael Anglin, Richard C. Campbell and Richard D. Paterson was awarded options to acquire 50,000 of our common shares on August 7, 2008.  Stock based compensation is valued using the Black-Scholes option pricing model with a grant price of $29.02/share.  These awards vest 50% on the date of grant and 50% on the second anniversary of the date of grant and have a five year term.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders.  With the adoption of the DSU plan, our directors will no longer receive option awards, other than a one-time grant on appointment to the board of directors at the discretion of our Compensation Committee.  Under our DSU plan, (a) directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the board of directors.  Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table provides a breakdown of fees earned by our directors, other than Robert A. Quartermain our President and CEO, for the year ended December 31, 2008.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)	Fees taken in DSUs ($)(1)	Fees Taken in Cash ($)
A.E. Michael Anglin	18,123	4,028	-	-	22,151	-	22,151
John R. Brodie	45,000	5,000	15,000	-	65,000	-	65,000
Richard C. Campbell	18,123	2,014	4,027	-	24,164	12,082	12,082
R.E. Gordon Davis	45,000	5,000	10,000	-	60,000	-	60,000
David L. Johnston	45,000	10,000	-	-	55,000	13,750-	41,250
Richard D. Paterson	18,123	2,014	4,027	-	24,164	24,164	-
Peter W. Tomsett	22,500	2,500	5,000	65,275	95,275	95,275	-
William Meyer	22,500	5,000	-	-	27,500	-	27,500

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.

For 2008, each of our directors received an annual director retainer of $45,000, each committee member, excluding the committee chair, received an annual retainer of $5,000, the Audit Committee chair received an annual retainer of $15,000 and the other committee chairs received an annual retainer of $10,000.  Retainer fees are paid pro rata on a quarterly basis.  A.E. Michael Anglin, Richard C. Campbell and Richard D. Paterson were appointed to the board of directors and committees of the board of directors on August 7, 2008.  As a result, each of them received the pro rata share of their respective annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee, as applicable, for the period August 7, 2008 through December 31, 2008.

Prior to May 14, 2008, Peter W. Tomsett was our lead director and received an annual lead director retainer fee of $10,000 in addition to the annual director retainer, annual committee member retainer and annual committee chair retainer.  On May 14, 2008, our board of directors appointed Mr. Tomsett the chair of our board of directors, with an annual board chair retainer fee of $110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.  Accordingly, Mr. Tomsett received the pro rata share of the annual board chair retainer fee for the period May 14, 2008 through December 31, 2008.  On August 7, 2008, Mr. Tomsett resigned his positions as compensation committee chair and audit committee member.

William Meyer retired from our board of directors and resigned from membership on the Compensation Committee and Corporate Governance and Nominating Committee on August 7, 2008.  During 2008 (prior to retiring), Mr. Meyer received the pro rata share of his annual director retainer fee and annual committee member retainer fees.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the board of directors when warranted in the circumstances.  In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Robert A. Quartermain our President and CEO (who receives no additional compensation for his service as a director), at December 31, 2008.  Our directors do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	-
John R. Brodie	25,000 30,000 50,000 14,000	18.73 21.30 35.34 36.14	January 19, 2011 July 27, 2011 December 12, 2011 December 18, 2012	18,000 - - -
Richard C. Campbell	50,000	29.02	August 7, 2013	-
R.E. Gordon Davis	20,000 30,000 30,000 50,000 14,000	14.47 16.73 21.30 35.34 36.14	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	99,600 81,600 - - -
David L. Johnston	15,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	40,800 - - -
Richard D. Paterson	50,000	29.02	August 7, 2013	-
Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012	- - -

1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2008 ($19.45) and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards to each of our directors, other than Robert A. Quartermain our President and CEO (who receives no additional compensation for his service as a director), at December 31, 2008.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	14,750(1)	N/A	N/A
John R. Brodie	479,100(2)	N/A	N/A
Richard C. Campbell	14,750(1)	N/A	N/A
R.E. Gordon Davis	-	N/A	N/A
David L. Johnston	-	N/A	N/A
Richard D. Paterson	14,750(1)	N/A	N/A
Peter W. Tomsett	-	N/A	N/A

1)
Our Compensation Committee has authorised the one time grant of options to acquire our common shares to each director on appointment to the board of directors.  Each of A.E. Michael Anglin, Richard C. Campbell and Richard D. Paterson was awarded options to acquire 50,000 of our common shares on August 7, 2008.  These awards vest 50% on the date of grant and 50% on the second anniversary of the date of grant and have a five year term.  Calculated based on the difference between the market price of our shares on the TSX on August 7, 2008 ($29.61) and the exercise price of the option.

2)
50% of 60,000 options granted on January 19, 2006 vested on January 19, 2008.  Calculated based on the difference between the market price of our shares on the TSX on January 18, 2008 ($34.70) and the exercise price of the option.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock options to purchase our securities are granted to our directors and employees on terms and conditions acceptable to the regulatory authorities in Canada.  At our annual general meeting held on May 14, 2008, our shareholders approved a stock option plan that reserves 10% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 10% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the volume weighted average trading price of our common shares on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to executive officers as a group, to directors who are not executive officers as a group and employees and consultants as a group are set out below as of December 31, 2008.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 39
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date
Executive Officers	130,000	$14.47	December 31, 2009
	395,000	$16.73	December 20, 2010
	395,000	$21.30	July 27, 2011
	700,000	$35.34	December 12, 2011
	200,000	$40.62	May 3, 2012
	150,000	$38.88	July 17, 2012
	280,000	$36.14	December 18, 2012
	470,000	$11.50	December 11, 2018

Directors who are not	20,000	$14.47	December 31, 2009
Executive Officers	45,000	$16.73	December 20, 2010
	25,000	$18.73	January 19, 2011
	90,000	$21.30	July 27, 2011
	90,000	$27.78	November 7, 2011
	200,000	$35.34	December 12, 2011
	56,000	$36.14	December 18, 2012
	150,000	$29.02	August 7, 2013

Employees and Consultants	5,000	$14.47	October 4, 2009
	96,000	$14.47	December 31, 2009
	253,750	$16.73	December 20, 2010
	346,500	$21.30	July 27, 2011
	10,000	$27.78	November 7, 2011
	420,000	$35.34	December 12, 2011
	20,000	$40.62	May 3, 2012
	75,000	$38.13	July 11, 2012
	120,000	$34.71	September 7, 2012
	84,000	$36.14	December 18, 2012
	30,000	$32.08	March 28, 2013
	30,000	$10.50	November 4, 2018
	130,000	$11.50	December 11, 2018
Total:	5,016,250

As at December 31, 2008, we did not have any share purchase warrants outstanding.

C. Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed.  We do not have an executive committee.  All directors are elected for a one-year term.  See Table No. 35 under Item 6.A under the heading “Directors and Senior Officers” for the length of time our directors have served on the board.  All officers serve at the pleasure of the board. The next annual general meeting of our shareholders has been called for May 15, 2009.

Our board of directors has four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Safety and Sustainability Committee.  The members of these committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the board of directors and receive separate remuneration for acting as members of the committees.

The Audit Committee, comprised of John Brodie FCA, Chair, Michael Anglin and Richard Paterson, has the responsibility of, among other things, recommending to the board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of "whistle-blower" and related procedures.  Each member of the Audit Committee is an independent director.

The Compensation Committee, comprised of Richard Paterson, Chair, John Brodie FCA, and Gordon Davis, has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each member of the Compensation Committee is an independent director.

The Corporate Governance and Nominating Committee, comprised of Gordon Davis, Chair, Richard Campbell and David Johnston, has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.  Each member of the Corporate Governance and Nominating Committee is an independent director.

The Safety and Sustainability Committee comprised of Richard Campbell, Chair, Michael Anglin and David Johnston, has the responsibility of, among other things monitor our safety, health, security, environment and community relations performance on behalf of the Board and assess the effectiveness of our safety, health, security, environment and community relations policies and practices.  Each member of the Safety and Sustainability Committee is an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment, other than Mr. Quartermain’s employment agreement in respect of his engagement as our President and CEO (see Item 6.B – “Compensation – Employment Agreements”).

D. Employees

At our corporate head office in Vancouver, we had 27 full and 3 part-time employees as at December 31, 2008, including the members of senior management, one of whom was involved in shareholder and investor communications, 13 of whom were responsible for project exploration and development, five of whom carried out our management and executive functions and eight full-time and 3 part-time of whom provided administrative support.  Including members of senior management, we had 23 full and two part-time employees as of December 31, 2007 and 22 full-time and one part-time employee as of December 31, 2006.  We have an aggregate in excess of 600 employees at our various projects.

E. Share Ownership

The following table sets out, as of February 28, 2009, the number of our common shares beneficially owned by the Named Executive Officers, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 40
Named Executive Officers and Directors Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class*	Percent of Class
Robert Quartermain	Common	1,050,000	1.52%
Ken McNaughton	Common	211,500	0.31%
Joe Ovsenek	Common	380,100	0.55%
George Paspalas	Common	125,000	0.18%
Tom Yip	Common	100,000	0.15%
A.E. Mike Anglin	Common	25,000	0.04%
John R. Brodie, FCA	Common	82,000	0.12%
Richard C. Campbell	Common	27,000	0.04%
R.E. Gordon Davis	Common	117,000	0.17%
David L. Johnston	Common	74,000	0.11%
Richard D. Paterson	Common	25,000	0.04%
Peter W. Tomsett	Common	117,000	0.17%

*includes options exercisable within 60 days.

As at February 28, 2009, our directors and officers held, as a group, directly or indirectly, an aggregate of 311,600 common shares and 1,555,000 options exercisable within 60 days.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the Named Executive Officers and our directors are set out below as of February 28, 2009.

Table No. 41
Named Executive Officers and Directors Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
Robert Quartermain	100,000 200,000 200,000 400,000 100,000 150,000	$14.47 $16.73 $21.30 $35.34 $36.14 $11.50	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012 December 11, 2018
Ken McNaughton	75,000 75,000 100,000 30,000 50,000	$16.73 $21.30 $35.34 $36.14 $11.50	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012 December 11, 2018
Joe Ovsenek	30,000 120,000 120,000 200,000 50,000 120,000	$14.47 $16.73 $21.30 $35.34 $36.14 $11.50	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012 December 11, 2018
George Paspalas	200,000 50,000 120,000	$40.62 $36.14 $11.50	May 3, 2012 December 18, 2012 December 11, 2018
Tom Yip	150,000 50,000 30,000	$38.88 $36.14 $11.50	July 17, 2012 December 18, 2012 December 11, 2018
A.E. Mike Anglin	50,000	$29.02	August 7, 2013
John R. Brodie, FCA	25,000 30,000 50,000 14,000	18.73 21.30 35.34 36.14	January 19, 2011 July 27, 2011 December 12, 2011 December 18, 2012
Richard C. Campbell	50,000	$29.02	August 7, 2013
R.E. Gordon Davis	20,000 30,000 30,000 50,000 14,000	14.47 16.73 21.30 35.34 36.14	December 31, 2009 December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012
David L. Johnston	15,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012
Richard D. Paterson	50,000	$29.02	August 7, 2013
Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Royce & Associates, LLC, which reported owning 9,544,300 of our common shares (15.21% of our issued and outstanding shares) as at January 29, 2009, and Tradewinds Global Investors, LLC, which reported owning 4,861,830 of our common shares (7.75% of our issued and outstanding shares) as at February 11, 2009.  Royce & Associates, LLC reported owning 8,463,500 of our common shares (13.52% of our issued and outstanding shares) as at February 6, 2008, 7,875,300 of our common shares for 12.78% of our issued and outstanding shares as at January 25, 2007 and 4,646,500 of our common shares for 9% of our issued and outstanding shares as at January 31, 2006.  Tradewinds Global Investors, LLC did not report owning any of our shares prior to January 29, 2009.  Royce & Associates, LLC and Tradewinds Global Investors, LLC do not have voting rights that are different from the voting rights of the other holders of our common shares.

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

On December 31, 2008, the shareholders’ list for our common stock showed 2,376 registered shareholders and 62,755,547 shares outstanding.  932 of these registered shareholders were US residents, owning 32,379,248 shares representing 51.6% of our issued and outstanding shares.

B. Related Party Transactions

Since January 1, 2008, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We provided administrative and technical services under arrangements with (a) Canplats, a publicly-traded company with two common directors (Robert A. Quartermain and R.E. Gordon Davis) until November 30, 2008 and (b) Radiant Resources Inc., a publicly-traded company with one common director (Robert A. Quartermain) until December 31, 2007.  Under these arrangements, we were reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

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

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)  Auditors’ Report, dated March 10, 2009.

(b)  Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007 (in Canadian Dollars).

(c)  Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).

(d)  Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).

(e)  Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).

(f)  Notes to Consolidated Financial Statements for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).

We have not paid dividends in the past five years and do not expect to pay dividends in the near future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B. Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements, December 31, 2008.

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

Table No. 42
High and Low Prices for the Five Most Recent Fiscal Years on the TSX (Cdn$’s)

Fiscal Year Ended	High	Low
December 31, 2008	$40.30	$6.87
December 31, 2007	$45.58	$27.80
December 31, 2006	$36.59	$17.17
December 31, 2005	$18.89	$12.34
December 31, 2004	$23.00	$12.00

Table No. 43
High and Low Prices for the Five Most Recent Fiscal Years on Nasdaq (US$’s)

Fiscal Year Ended	High	Low
December 31, 2008	$40.72	$5.35
December 31, 2007	$48.16	$27.52
December 31, 2006	$31.63	$14.93
December 31, 2005	$16.15	$9.71
December 31, 2004	$17.37	$8.65

Table No. 44
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (Cdn$’s)

Period Ended	High	Low
December 31, 2008	$19.94	$9.88
September 30, 2008	$25.93	$15.48
June 30, 2008	$31.23	$27.24
March 31, 2008	$38.38	$30.04
December 31, 2007	$44.07	$35.11
September 30, 2007	$40.47	$27.80
June 30, 2007	$45.58	$35.40
March 31, 2007	$42.34	$31.11

Table No. 45
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq (US$’s)

Period Ended	High	Low
December 31, 2008	$16.38	$7.61
September 30, 2008	$24.24	$14.40
June 30, 2008	$30.68	$26.91
March 31, 2008	$40.72	$29.79
December 31, 2007	$48.16	$32.51
September 30, 2007	$38.71	$25.74
June 30, 2007	$40.16	$33.07
March 31, 2007	$36.66	$27.52

Table No. 46
High and Low Prices for each Month for the Past Six Months on the TSX (Cdn$’s)

Month Ended	High	Low
February 28, 2009	$26.11	$18.67
January 31, 2009	$25.70	$18.33
December 31, 2008	$19.94	$9.88
November 30, 2008	$13.25	$8.37
October 31, 2008	$18.92	$6.87
September 30, 2008	$25.93	$15.48

Table No. 47
High and Low Prices for each Month for the Past Six Months on Nasdaq (US$’s)

Month Ended	High	Low
February 28, 2009	$21.17	$14.84
January 31, 2009	$21.00	$14.53
December 31, 2008	$16.38	$7.61
November 30, 2008	$11.38	$6.51
October 31, 2008	$17.85	$5.35
September 30, 2008	$24.24	$14.40

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C. Markets

See the first section of this Item 9.

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

2. Convertible Note Purchase Agreement dated February 27, 2008 with UBS Securities LLC, Bear, Stearns & Co., Inc., Deutsche Bank Securities Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as initial purchasers.  Under the terms of the Convertible Note Purchase Agreement, we issued US$138 million of convertible notes (the “Convertible Notes”) due March 1, 2028 and bearing interest at a rate of 4.5% per year. The Convertible Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions, or (v) during specified periods in early 2013 and 2028.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Convertible Notes may be entitled to an increased conversion rate.  The Convertible Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$43.33 per common share, which is approximately 130% of the closing price of our common shares on the Nasdaq Global Market on February 21, 2008.  Holders of the Convertible Notes will have the right to require us to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  See Item 5.B under the heading “Liquidity”.

3. Sale agreement dated July 16, 2008 with Aurcana Corporation in respect of the sale of our interest in the Shafter Silver Project.  See Item 4.B under the heading “Shafter Silver Project” for a description of the sale agreement.

4. An Underwriting Agreement dated February 24, 2009 with UBS Securities Canada Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co., LLC, Morgan Stanley & Co. Incorporated, Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters.  Under the terms of the Underwriting Agreement, we issued 5,450,000 common shares with an over-allotment option of up to 817,500 common shares, exercisable to March 29, 2009.  Pursuant to the over-allotment option, the Underwriters purchased an additional 375,713 common shares.  See Item 5.B under the heading “Subsequent Events”.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if it is an investment to acquire control of Silver Standard and the value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2009 WTO Review Threshold is $312,000,000.

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

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of Common Shares in the Company.  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the U.S. and Canada (the “Tax Convention”), all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein.  This discussion is not binding on the U.S. Internal Revenue Service (the  “IRS”).  No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein.  There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Common Shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire Common Shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power of the Company, or (ix) are subject to the alternative minimum tax. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the ownership and disposition of Common Shares.

As used herein, “U.S. Holder” means a beneficial owner of Common Shares that is (i) an individual that is a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Common Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity.  A U.S. person that is an owner or partner of a pass-through entity holding Common Shares is urged to consult its own tax advisor.

This discussion assumes that Common Shares are held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

A U.S. HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION.

Passive Foreign Investment Company (PFIC) Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Company in which the  Company is a passive foreign investment company (a “PFIC”).  A non-U.S. corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, in certain circumstances, the adjusted tax basis for U.S. federal income tax purposes) of its assets are assets that either produce or are held for the production of passive income. Special rules apply where a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation (the “lower-tier corporation”).  For purposes of determining whether the Company is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

For purposes of the PFIC rules, and subject to certain exceptions, passive income includes, in part, dividends, interest, royalties, rents, and net gains from certain transactions in commodities.  Net gains from transactions in commodities will not be passive income for purposes of the PFIC rules if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer’s commodities are (a) stock in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business.  The exploration, acquisition, and disposition of silver properties by the Company and its subsidiaries generally produces passive income, although in future years the Company and its subsidiaries may derive income that qualifies as active income from the mining, processing, and sale of silver under the commodities transactions exception.

Under these PFIC rules, the Company believes that (i) it was a PFIC for its 2007 and 2008 taxable years, and (ii) based on the Company’s anticipated operations, that it may be a PFIC for its 2009 taxable year, and may not be a PFIC for its 2010 and subsequent taxable years.  In addition, the Company believes that certain of its subsidiaries were PFICs for their 2007 and 2008 taxable years and will be PFICs for their 2009 and subsequent taxable years (“PFIC Subsidiaries”).  There can be no assurance regarding the PFIC classification of the Company or its subsidiaries for their 2009 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

In the absence of a timely election described below, if a U.S. Holder’s holding period in its Common Shares includes any period during a taxable year of the Company in which the Company is or will be a PFIC, the rules described below in “The ‘No Election’ Alternative” generally apply to gain realized on a disposition of Common Shares and certain distributions received with respect to Common Shares.  If certain requirements are met, a U.S. Holder may mitigate certain of the consequences of those rules by timely making an election to mark its Common Shares to market, described below in “The Mark-to-Market Election Alternative”, or to treat the Company and any PFIC Subsidiary each as a “qualified electing fund” (a “QEF”), described below in “The QEF Election Alternative”.

If a U.S. Holder owns Common Shares during any year in which the Company is a PFIC, such U.S. Holder must also file IRS Form 8621.

The QEF Election Alternative

A U.S. Holder that makes a timely and effective QEF election (an “Electing U.S. Holder”) generally would not be subject to the rules discussed below in “The ‘No Election’ Alternative”.  However, an Electing U.S. Holder will be subject to U.S. federal income tax on such Electing U.S. Holder’s pro rata share of the Company’s (a) net capital gain, which will be taxed as long-term capital gain to such Electing U.S. Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such Electing U.S. Holder, in each case regardless of whether such amounts are actually distributed to such Electing U.S. Holder.  However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such Electing U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A QEF election applies only to the non-U.S. corporation for which it is made.  If the Company were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules discussed below in “The ‘No Election’ Alternative” in respect of its indirectly owned shares in each PFIC Subsidiary regardless of a QEF election in respect of the Company, unless such U.S. Holder has made a QEF election in respect of such PFIC Subsidiary.

An Electing U.S. Holder generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the Electing U.S. Holder because of such QEF election and (b) will adjust such Electing U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election.  In addition, an Electing U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF election, and the U.S. federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely.  A QEF election will be treated as “timely” if such QEF election is made for the first taxable year in the U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC.  If a U.S. Holder makes a QEF election after the first taxable year in the U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC, then in addition to filing the QEF election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed below in “The ‘No Election’ Alternative”) as if the Common Shares were sold on the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company is a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.  If a U.S. Holder fails to make a QEF election for the first taxable year in the U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC, and does not elect to recognize gain as if the Common Shares were sold on the qualification date, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special taxation rules discussed below in “The ‘No Election’ Alternative”.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. Holder cannot make and maintain a valid QEF election unless the Company provides certain U.S. tax information necessary to make such an election.  The Company expects to provide U.S. Holders with timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to U.S. Holders holding Common Shares all information that a U.S. Holder making a QEF election with respect to the Company is required to obtain for U.S. federal income tax purposes. U.S. Holders should be aware that, with respect to any PFIC Subsidiary, there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election with respect to such PFIC Subsidiary.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election.

The Mark-to-Market Election Alternative

A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described below by making a mark-to-market election in the first year of its holding period in such PFIC’s shares.  The Common Shares will be marketable securities if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the U.S. Treasury Department determines is adequate.  The Company believes that the TSX and Nasdaq meet this test, and accordingly, provided that the Common Shares are regularly traded on the TSX or Nasdaq, a U.S. Holder should be able to make a mark-to-market election with respect to the Common Shares if the Company is classified as a PFIC.

If a U.S. Holder were to make a timely mark-to-market election with respect to Common Shares that it will own at the close of its taxable year, such electing U.S. Holder would include as ordinary income in that taxable year any excess of the fair market value of its Common Shares as of the close of such year over its adjusted tax basis in the Common Shares.  In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. An electing U.S. Holder’s tax basis in its Common Shares will be adjusted to reflect any such income or loss. Any gain or loss on the sale of Common Shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.  An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election.  If the Company were to cease being a PFIC, a U.S. Holder that marked its Common Shares to market would not include mark-to-market gain or loss with respect to its Common Shares for any taxable year that the Company was not a PFIC.

A mark-to-market election applies only to the non-U.S. corporation for which it is made.  If the Company were a PFIC, a U.S. Holder would remain subject to the excess distribution rules with respect to its indirectly owned shares in any PFIC Subsidiary even if such U.S. Holder has made a mark-to-market election in respect of the Company.

The “No Election” Alternative

If a U.S. Holder does not make a timely mark-to-market election or a timely QEF election (a “Non-Electing U.S. Holder”) and the Company is a PFIC, then special taxation rules will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of such U.S. Holder’s Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Company.

Pursuant to these rules, a Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period.  All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  A Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred.  A Non-Electing U.S. Holder that is not a corporation would be required to treat this interest charge as “ personal interest” which would be wholly nondeductible.  The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance.

If the Company is a PFIC, a U.S. Holder would be deemed to own an interest in each of the Company’s PFIC Subsidiaries for purposes of the PFIC rules, and therefore may be subject to the excess distribution rules on (i) a distribution with respect to the indirectly owned shares by a PFIC Subsidiary to the Company, (ii) a disposition by the Company of the indirectly owned shares in a PFIC Subsidiary, and (iii) a disposition by the U.S. Holder of Common Shares that reduces or terminates the U.S. Holder’s indirect ownership of shares in a PFIC Subsidiary.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, then for purposes of applying the rules described above, the Company will continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares throughout such U.S. Holder’s entire holding period in its Common Shares, even if it is no longer a PFIC in subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules for a Non-Electing U.S. Holder) as if its Common Shares had been sold on the last day of the last taxable year for which the Company was a PFIC.

Each U.S. Holder is urged to consult its own tax advisor regarding the Company’s PFIC classification, the consequences to such U.S. Holder of the Company’s PFIC classification, and the availability and the consequences of making a mark-to-market or QEF election.

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” above, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution.  Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2011 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”).  A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision.  The U.S. Treasury has determined that the Tax Convention meets these requirements, and the Company believes it is eligible for the benefits of the Tax Convention.  Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends.  As discussed above in “Passive Foreign Investment Company (PFIC) Considerations,” the Company believes that it was a PFIC for its 2008 taxable year and that it may be a PFIC for its 2009 taxable year (and possibly subsequent taxable years).  Accordingly, dividends paid on the Common Shares are not expected to constitute qualified dividends.

Dividends received by a U.S. Holder with respect to Common Shares will constitute foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends paid by the Company with respect to the Common Shares will, depending on a U.S. Holder’s circumstances, be “passive category” or “general category” income.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’ s U.S. federal income tax liability.  Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes.  The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances.  Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of the Company’ s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale, Exchange or Other Taxable Disposition of Common Shares” below).  However, the Company does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.

The gross amount of distributions paid in any foreign currency will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars.  If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions.  If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange, or Other Taxable Disposition of Common Shares

Subject to the discussion above under “Passive Foreign Investment Company (PFIC) Considerations,” a U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares.  Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates may apply to long-term capital gains or losses of a U.S. Holder that is an individual, trust or estate.  The deductibility of capital losses is subject to significant limitations.

If a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

U.S. Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial. U.S. Holders of the Common Shares should consult with their own tax advisors regarding the requirements of filing information returns.

Dividends and proceeds from the sale or other disposition of Common Shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient.  In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules.  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

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

Interest rate risk

We invest our cash resources in liquid government and corporate debt instruments having a R-1 (high) credit rating or greater from the Canadian Dominion Bond Rating Service.  As at December 31, 2008, the weighted average interest rate of our cash equivalents investment was 0.55%. With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $1,688,000. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

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

As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses. As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would decrease (increase) our net earnings by $59,000.

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

Limitations

The above discussion includes only those exposures that exist as of December 31, 2008 and as a result, does not consider exposures or positions that could arise after that date.  Our ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates. Reference is made to note 5(d) to the consolidated financial statements for a description of financial risk management.

Item 12  Description of Securities Other than Equity Securities

This Form 20-F is being filed as an annual report under the Exchange Act, and as such, there is no requirement to provide any information under this item.

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 Controls and Procedures

Our management, with the participation of the President (our principal executive officer) and Vice President, Finance (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators and the SEC) as at December 31, 2008, and has concluded that such disclosure controls and procedures are effective.

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

(3)           As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting as of that date.

(4)           PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2008, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

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

C. Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2008	Fiscal year ended December 31, 2007
Audit Fees (1)	$384,560	$265,250
Tax Fees	-	-
All Other Fees	-	-
Total	$384,560	$265,250

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

F. Change in Registrant’s Certifying Accountant.

Not applicable.

G. Corporate Governance.

We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the Nasdaq and by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002.  Today, we are in compliance with the corporate governance legal requirements in Canada and the United States.  We are listed on the Nasdaq and, although we are not required to comply with all of the Nasdaq’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the Nasdaq’s requirements as if we were a U.S. domestic issuer.

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

Item 19 Exhibits

All financial statements and exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2008, 2007 and 2006 (in Canadian Dollars)	F-1
Auditors’ Report, dated March 10, 2009	F-3
Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007 (in Canadian Dollars)	F-5
Consolidated Statements of Earnings/Loss and Deficit for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).	F-7
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).	F-8
Notes to Consolidated Financial Statements for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in Canadian Dollars).	F-9

B. Exhibits

Exhibit Number	Description
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

2.1
Indenture, dated as of February 27, 2008, between the Company and the Bank of New York, as trustee, incorporated by reference from Exhibit 2.1 to Annual Report for the fiscal year ended December 31, 2007 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2008.

8.1	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) included under Item 4.C, Organizational Structure.
10.1
Underwriting Agreement dated February 24, 2009 incorporated by reference from Exhibit 99.1 to Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0-26424 filed on February 25, 2009.

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

- 131/132 -

Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2008, 2007 and 2006
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

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

“R.A. Quartermain”	“Tom S.Q. Yip”
Robert A. Quartermain	Tom S.Q. Yip
President	Chief Financial Officer

March 10, 2009

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. (the “Company”) as at December 31, 2008 and 2007 and an audit of its 2006 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of  Silver Standard Resources Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings /(loss), comprehensive loss, deficit and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

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
March 10, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements.  Our report to the shareholders dated March 10, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2009

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2008 and 2007

(expressed in thousands of Canadian dollars)

	Note	2008	2007
		$	$
Assets			(Restated)

Current assets
Cash and cash equivalents		88,187	80,629
Silver bullion	4	-	15,787
Marketable securities	5a	13,376	33,209
Accounts receivable		3,394	2,903
Prepaid expenses and deposits		1,355	453
		106,312	132,981

Restricted cash	10	2,196	1,809
Other investments	6	26,700	45,102
Convertible debenture	5c	7,315	-
Valued added tax recoverable	7	37,145	9,527
Mineral property costs and property, plant, and equipment	8	515,790	302,588
Mineral property held-for-sale	8	-	6,837
		695,458	498,844
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable		25,029	9,640
Accrued liabilities		13,318	3,632
Accrued interest on convertible notes	9	2,530	-
Current portion of taxes payable		14,346	-
Current portion of asset retirement obligations	10	287	1,029
Foreign exchange derivatives	5b	-	1,412
		55,510	15,713

Asset retirement obligations	10	3,954	2,827
Taxes payable		4,127	-
Future income tax liability		27,351	25,253
Long-term convertible notes	9	127,415	-
		218,357	43,793

Non-controlling interest		608	608
		218,965	44,401
Shareholders' Equity

Share capital	11a	463,125	459,888
Value assigned to stock options	11b	41,164	31,810
Value assigned to convertible notes	9	36,553	-
Contributed surplus		649	649
Accumulated other comprehensive income		2,772	19,377
Deficit		(67,770)	(57,281)

		476,493	454,443

		695,458	498,844

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie”	"Peter W. Tomsett"
John R. Brodie, FCA	Peter W. Tomsett
(Chairman of the Audit Committee)	(Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Comprehensive Loss
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars, except per share amounts)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Exploration and mineral property costs
Property examination and exploration		365	78	267
Mineral property costs written-off		-	-	101
Reclamation and accretion	10	352	782	2,131

		(717)	(860)	(2,499)
Expenses
Salaries and employee benefits		3,323	2,808	2,260
Depreciation		305	318	142
Professional fees		978	658	614
General and administration		5,119	5,054	4,025
Stock-based compensation	11b	10,201	14,999	12,935
Foreign exchange loss		391	3,527	75

		(20,317)	(27,364)	(20,051)
Other income (expenses)
Investment income		3,190	6,757	5,984
Financing fees	9	(3,690)	-	-
Interest expense on convertible debt	9	(2,769)	-	-
Gain on sale of silver bullion	4	23,457	-	-
Gain on sale of marketable securities		2,105	650	(2,667)
Unrealized gain (loss) on financial instruments held-for-trading	5a,b,c	4	(1,801)	-
Write-up (down) of marketable securities	5a	(5,990)	-	52
Write-up (down) of other investments	6	(18,402)	(12,000)	-
Gain on sale of joint venture interest	8ii	-	-	35,390
Gain on sale of mineral property	8xvii	31,526	493	173

		29,431	(5,901)	38,932

Earnings (loss) before income taxes		8,397	(34,125)	16,382

Income taxes:
Current income taxes	8xvii	15,470	-	-
Future income taxes	3e	3,416	1,098	-
		18,886	1,098	-

Earnings (Loss) for the year		(10,489)	(35,223)	16,382

Weighted average shares outstanding (thousands)
Basic		62,694	62,148	58,652
Diluted		62,694	62,148	58,904

Earnings (Loss) per common share
Basic earnings (loss) per share		(0.17)	(0.57)	0.28
Diluted earnings (loss) per share		(0.17)	(0.57)	0.28

Comprehensive income
Earnings (Loss) for the year		(10,489)	(35,223)

Other comprehensive loss
Unrealized loss on marketable securities, net of tax	5a	(14,859)	(5,339)
Reclassification of realized gain on
sale of marketable securities, net of tax	5a	(1,746)	-

Other comprehensive loss for the year		(16,605)	(5,339)

Comprehensive loss for the year		(27,094)	(40,562)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Operating activities
Earnings (Loss) for the year		(10,489)	(35,223)	16,382
Items not affecting cash
Depreciation		305	318	142
Stock-based compensation	11b	10,201	14,999	12,935
Asset retirement obligations		383	647	2,053
Mineral property costs written-off		-	-	101
Gain on sale of marketable securities	5a	(2,105)	(650)	2,667
Gain on sale of silver bullion	4	(23,457)	-	-
Gain on sale of joint venture interest		-	-	(35,390)
Gain on sale of mineral property		(31,526)	(493)	(152)
Unrealized loss (gain) on held-for-trading
financial instruments	5a,b	(4)	1,801	-
Accretion expense on convertible notes	9	1,305	-	-
Interest income on convertible debenture	5c	(384)	-	-
Write-down (up) of marketable securities	5a	5,990	-	(52)
Write-down of other investments	6	18,402	12,000	-
Future income tax expense	3e	3,416	1,098	-
Increase in non-current taxes payable		3,370	-	-
Foreign exchange loss (gain)		27,760	267	(1)
Donation of shares		-	960	230
Increase (decrease) in non-cash working capital items	15	14,836	(255)	(1,415)

Cash generated by (used in) operating activities		18,003	(4,531)	(2,500)

Financing activities
Proceeds from issuance of convertible notes	9	134,936	-	-
Financing costs related to equity portion of
convertible notes financing	9	(1,440)	-	-
Shares and warrants issued for cash		2,319	11,794	214,863
Share issue cash costs		-	-	(11,596)

Cash generated by financing activities		135,815	11,794	203,267

Investing activities
Mineral property costs		(47,395)	(42,749)	(39,379)
Property, plant and equipment		(135,771)	(45,556)	(3,608)
Increase in value added tax recoverable (net)		(27,618)	(8,200)	(1,327)
Net proceeds from sale of mineral property	8	22,480	-	13
Proceeds from sale of silver bullion	4	39,244	-	-
Proceeds from sale of marketable securities	5a	2,800	812	52,410
Reliant, net of cash		-	193	-
Increase in investment in restricted cash		-	-	(1,912)
Purchase of marketable securities		-	(3,648)	(378)
Other investments reclassified		-	(57,102)	-

Cash used in investing activities		(146,260)	(156,250)	5,819

Increase (decrease) in cash and cash equivalents		7,558	(148,987)	206,586

Cash and cash equivalents - Beginning of year		80,629	229,616	23,030

Cash and cash equivalents - End of year		88,187	80,629	229,616

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars)

	Common Shares		Values	Values		Accumulated
			assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options granted	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings (loss) for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	24,716	5,084	29,800
balance (note 2)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
Exercise of warrants								-
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Value of warrants exercised								-
Donations	27	960	-	-	-	-	-	960
Other comprehensive loss	-	-	-	-	-	(5,339)	-	(5,339)
Earnings (loss) for the year	-	-	-	-	-	-	(35,223)	(35,223)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	19,377	(57,281)	454,443

Issued for cash:
Exercise of options	186	2,319	-	-	-	-	-	2,319
Value assigned to options granted	-	-	10,272	-	-	-	-	10,272
Value of options exercised	-	918	(918)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	36,553	-	-	-	36,553
Other comprehensive loss	-	-	-	-	-	(16,605)	-	(16,605)
Earnings (loss) for the year	-	-	-	-	-	-	(10,489)	(10,489)

Balance, December 31, 2008	62,755	463,125	41,164	36,553	649	2,772	(67,770)	476,493

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a development stage company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia.  We are now focused on advancing our five principal projects to commercial production.  These include the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project.  In addition to our five principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

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
December 31, 2008, 2007 and 2006

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

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Foreign currency translation

Our subsidiaries are considered to be integrated foreign operations whose financial position and results of operations are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Consolidated Statements of Earnings (Loss) and Comprehensive Loss unless they relate to a specific mineral property in which case they are capitalized.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

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

Financial Instruments

As at December 31, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

Cash equivalents

Cash equivalents are composed of short-term investments with provinces of Canada, Canada or the United States of America or their respective agencies, with a term of less than 90 days.  Cash and cash equivalents are designated as held-for-trading as at December 31, 2008.

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.

Restricted cash

Restricted cash is designated as available-for-sale as it is not acquired for purpose of trading and has short-term maturity.

Convertible debenture receivable

Convertible debenture receivable consists of a note receivable component and a conversion feature component.  The note receivable component is designated as loans and receivable and is recorded at amortized cost.  The conversion feature is a derivative and is recorded at fair value based on the Black-Scholes model, with changes in fair value reflected in earnings.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)
2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Other investments

Other investments consist of note receivables received from restructuring of our asset-backed commercial paper investments.  As no quoted market price is available, these note receivables are reported at their fair value, estimated based on a combination of valuation techniques (see note 6).  Other investments are currently designated as available-for-sale and classified as non-current assets due to uncertainty in development of a secondary market.

Convertible notes

Convertible notes are designated as other liabilities and related transaction costs on the debt component are expensed as incurred.  Interest expense related to development expenditures incurred on Pirquitas is capitalized to construction in progress.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost.  Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities and holding costs to maintain a property.  Related foreign exchange amounts are deferred.  These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration is expensed in the period incurred.

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
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)
2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use.  Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment or the life of mine when it becomes available for use.  Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.  We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

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

 Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.  In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.  Any values assigned to stock options that have expired are transferred to contributed surplus.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

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

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

•
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

Resources
•	We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.
•	We will continue to invest in training and resources to ensure a timely and effective conversion.

Process
•	A diagnostic assessment of the key impact areas was completed.
•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.
•	An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRSs”, has been completed.
•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.
•	Our audit committee is monitoring our progress and is kept informed of issues identified.
•	Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

3	CHANGES IN ACCOUNTING POLICIES

a)   Financial Instruments - Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are   disclosed in note 5(d).  Section 3863 replaces the existing requirements on presentation of financial instruments.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES (Cont’d)

b)   Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 13.

c)   Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.

d)   Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at December 31, 2008, we have no inventories and this standard has no effect on our financial statements.

    e)  Income Statement Presentation of Tax Loss Carryforward

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

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,098,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,416,000 of future income tax expense from other comprehensive loss to net loss in the current year.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

4	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  The sale results in a gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

5	FINANCIAL INSTRUMENTS

As at December 31, 2008, the carrying and fair value of financial instruments by category are as follow:

						2008
				Other
	Held for	Loans &	Available	financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	($)	($)	($)	($)	($)	($)
Cash and cash equivalents	88,187	-	-	-	88,187	88,187
Marketable securities (note 5a)	-	-	13,376	-	13,376	13,376
Accounts receivable	-	3,394	-	-	3,394	3,394
Restricted cash (note 10)	-	-	2,196	-	2,196	2,196
Other investments (note 6)	-	-	26,700	-	26,700	26,700
Convertible debenture (note 5c) (1)	61	7,254	-	-	7,315	7,050

	88,248	10,648	42,272	-	141,168	140,903
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	38,347	38,347	38,347
Convertible notes (note 9) (2)	-	-	-	129,945	129,945	111,672

	-	-	-	168,292	168,292	150,019

(1) The fair value of convertible debenture is estimated using the discounted cash flow method at market rate on the balance sheet date.

(2) The fair value of convertible notes is estimated using average market quoted price provied by market makers in over-the-counter market on the balance sheet date.

  As at December 31, 2007, the fair value of all financial instruments approximated their carrying value.

(a)  Marketable Securities

Pursuant to adoption of CICA Handbook Sections 3855 and EIC-172, we recorded an unrealized gain of $29,800,000 on marketable securities held by us at January 1, 2007.  Of this amount, $5,084,000 was recorded in opening retained earnings, representing the tax benefit on recognition of previously unrecognized tax loss carryfowards.  The remaining balance of $24,716,000 was adjusted to opening balance of accumulated other comprehensive income.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

At December 31, 2008 and 2007, we held shares and share purchase warrants as follows:

	December 31, 2008			December 31, 2007
			Accumulated			Accumulated
			Unrealized			Unrealized
	Fair Value	Cost	Gains (losses)	Fair Value	Cost	Gains (losses)
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	3,876	4,823	(947)	10,012	4,823	5,189
Aurcana Corporation	1,800	1,800	-	-	-	-
Minco Silver Corporation	4,996	2,270	2,726	13,694	2,966	10,728
Silvermex Resources Ltd.	350	300	50	3,250	300	2,950
Canplats Resources Corporation	915	50	865	1,760	50	1,710
Geologix Explorations Inc.	230	230	-	2,220	900	1,320
Other investments	1,209	560	649	2,246	780	1,466
	13,376	10,033	3,343	33,182	9,819	23,363
Held-For-Trading Warrants
Esperanza Silver Corporation	-	416	(416)	27	416	(389)

Total Marketable Securities	13,376	10,449	2,927	33,209	10,235	22,974

For the year ended December 31, 2008, we recognized an unrealized loss of $20,021,000 (2007 - $6,437,000) on marketable securities designated as available-for-sale which was recorded in other comprehensive loss.  This unrealized loss resulted in future income tax expense of $3,416,000 (2007 - $1,098,000), representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss.  During the year, we also recorded a write-down of $5,990,000 for marketable securities with decline in fair values that were assessed as other-than-temporary.

Unrealized loss on marketable securities designated as held-for-trading was $27,000 (2007 - $389,000) during the year.

In July 2008, as part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received 15 million common shares of Aurcana Corporation (“Aurcana”).  As at the date of the transaction, the Aurcana common shares had a fair value of $6,900,000.

(b)  Foreign exchange derivatives

At December 31, 2007, we held various USD foreign exchange option agreements with a negative fair value of $1,412,000.  All of these foreign exchange contracts have been closed during the first quarter of 2008 and we have no outstanding foreign exchange option agreements at December 31, 2008.

(c)  Convertible debenture receivable
As part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received a $10 million convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”).  The Debenture has a three-year term, a coupon rate of 3% and is convertible into 6,600,000 Aurcana common shares at $1.515 per share.  The Debenture is fully secured by general assets of Aurcana.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

The note receivable component of the Debenture is designated as loans and receivable.  At initial recognition, the fair value of the note receivable component was estimated at $6,868,000 using the discounted cash flow model method at market rate.  The note receivable component is accreted over an expected life of 3 years using the effective interest method.  As at December 31, 2008, the book value of the note receivable component of the Debenture was $7,254,000.  Interest and accretion income of $526,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is considered a derivative.  The fair value of conversion feature was estimated, at initial recognition, to be $1,442,000 and is re-valued at each period end based on the Black-Scholes valuation model.  As at December 31, 2008, the fair value of the conversion feature was $61,000.  As a result, an unrealized loss of $1,381,000 on financial instruments held-for-trading was recorded to net earnings during the period.

(d)	Financial Risk Management

Our activities expose us to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the US dollar, as the majority of our debt and capital expenses are denominated in US dollars. Our exposure of US dollar on financial instruments is as follows:

	December 31	December 31
	2008	2007
	US$	US$

Cash and cash equivalents	53,659	10,769
Restricted cash	1,637	1,637
Accounts payable and accrued liabilities	(8,387)	(3,028)
Convertible notes (Face value of US$138million)	(106,129)	-

	(59,220)	9,378

As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would decrease (increase) our net earnings by $59,000.
As at December 31, 2008, our exposure to Argentine Peso was ARS$1,800,000, which includes ARS$103,364,000 in value added tax recoverable, net of ARS$101,563,000 in accounts payable and accrued liabilities.  With other variables unchanged, a ARS$0.01 strengthening (weakening) of Argentine Peso against the Canadian dollar would increase (decrease) our net earnings by $6,000.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents receive interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2008, the weighted average interest rate of our cash equivalents investment was 0.55%.  With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $1,688,000.

Commodity Price Risk

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

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our money market investments, convertible debenture receivable and investment in asset-backed commercial papers.

We manage our credit risk on market money investments by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 90 days; and bank term deposits and bearer deposit notes, with a term of less than 90 days.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables, convertible debenture receivable (see note 5c) and other investments (see note 6).  At December 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

Liquidity Risk

Liquidity risk represents our ability to fund future operating activities and investments.  We manage liquidity risk by maintaining adequate cash and cash equivalent balances to meet short-term business requirements.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non core assets.  For example, in February 2008, we completed a US$138 million, 4.5% convertible debenture due in 2028.  In July 2008, we closed the sale of our Shafter Silver Project for total considerations of $38.2 million.  Subsequent to year end, we raised $115.9 million (US$92.6 million) through public offering of common shares (see note 19).

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

See “Note 17 – Commitments” for contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2008.

6	OTHER INVESTMENTS

As at December 31, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,102,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,000,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments.  In January 2009, the Committee successfully obtained the final court approval to complete the restructuring.  On January 28, 2009, we received the restructured notes with a face value of $57,142,000 and first interest payment of $2,031,000.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

6	OTHER INVESTMENTS (Cont’d)

The restructured notes are allocated as follow:
o	$37,004,000 in Class A-1 Notes
▪	Senior notes, with the other series of notes subordinated to them
▪	Expected to have an A rating with maturities ranging from 6 to 8 years
▪	Expected to have a coupon rate of Bankers’ Acceptances (BA) Rate less 0.5%.
o	$13,089,000 in Class A-2 Notes
▪	Senior to the Class B Notes
▪	Expected to have an A rating with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.
o	$2,376,000 in Class B Notes
▪	Senior to the Class C Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.
o	$1,623,000 in Class C Notes
▪	Senior to the Ineligible Assets (IA) Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA plus 20.0%.
o	$3,050,000 in IA Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate equivalent to the net rate of return generated by the specific underlying assets

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee.  Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $26,700,000, resulting in an impairment of $18,402,000 recorded in 2008.  There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods. In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

7       VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset.  Argentinean law states that VAT paid is recoverable once the company reaches the production stage.  In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property.  The amount recoverable at December 31, 2008 is estimated to be $37,145,000 (2007 - $9,527,000).

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

7       VALUE ADDED TAX RECOVERABLE (Cont’d)

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration.  If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

8       MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008			December 31, 2007
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	199,453	-	199,453	158,802	-	158,802
Development property costs	95,671	-	95,671	85,879		85,879
Construction in progress	196,686	-	196,686	33,625	-	33,625
Mining equipment and machinery	22,935	(1,064)	21,871	22,870	(413)	22,457
Other	3,465	(1,356)	2,109	2,743	(918)	1,825
	518,210	(2,420)	515,790	303,919	(1,331)	302,588

During the year, the Company recorded $1,089,000 (2007 – $779,000; 2006 - $126,000) of depreciation on property, plant, and equipment, of which $305,000 (2007 – $318,000; 2006 - $142,000) was charged to the Consolidated Statements of Earnings (Loss) and Comprehensive Loss and $784,000 (2007 - $461,000; 2006 - ($16,000)) deferred as mineral property costs.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

     At December 31, mineral property costs are as follows:

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	December 31	December 31
	costs	costs	effects	2008	2007
	$	$	$	$	$

Exploration Projects

Argentina
Diablillos	5,530	12,599	-	18,129	12,085
Other	23	208	-	231	205
Australia
Bowdens	10,900	8,845	3,319	23,064	22,851
Other	2	247	-	249	246
Canada
Silvertip	1,818	315	-	2,133	2,089
Snowfield	125	9,328	-	9,453	4,489
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	71	-	1,305	1,301
Chile
Challacollo	2,953	5,233	419	8,605	8,357
Other	50	274	-	324	282
Mexico
Pitarrilla	13,447	54,467	1,878	69,792	51,128
San Marcial	1,250	789	50	2,089	2,019
Veta Colorada	4,517	967	257	5,741	4,911
Other	1,011	1,762	-	2,773	2,464
Peru
Berenguela	12,936	3,356	6,993	23,285	21,947
San Luis	434	17,177	699	18,310	11,453
Other	25	173	-	198	-
United States
Candelaria	2,981	3,684	404	7,069	6,634
Maverick Springs	692	2,307	56	3,055	2,693
	62,321	123,057	14,075	199,453	158,802
Development Project

Argentina
Pirquitas	56,308	26,087	13,276	95,671	85,879

	118,629	149,144	27,351	295,124	244,681

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

i)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

ii)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a gain of $35,390,000.

iii)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina.  In October 2006, a production decision was made on this property.  We incurred $166,288,000 on the property during the year, which includes $7,750,000 in exploration activities and $158,538,000 in mine construction and mining equipment.

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

We own a 100% interest in the Snowfield project located in British Columbia, Canada.  The project is contiguous with the silver-gold Sulphurets project.  In 2008, we received $384,000 of the previously accrued British Columbia Mining Exploration Tax Credit (“BCMETC”).  An additional $1,080,000 of BCMETC was accrued and offset against exploration expenditures incurred during the year.

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

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

ix)	Challacollo, Chile

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

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xiv)	San Luis, Peru

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation ("Esperanza"), with each party obtaining a 50% interest therein.   In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property.  The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. ("Reliant"). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next US$1,500,000 of exploration expenditures in proportion to our respective interests. In March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture.  Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

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

We own a 100% interest in the Candelaria silver property in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (note 10) relating to this property.

xvi)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. ("Vista") in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A.  We and Vista have entered into a joint venture agreement governing their respective rights and obligations in respect of the property.  Subsequent to October 7, 2006, Newmont Mining Corporation ("Newmont") had a one time back-in right to acquire a 51% interest in the property.  Newmont’s back-in right expired unexercised in 2007.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8       MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xvii)	Shafter, U.S.A.

We owned a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A.

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $38,210,000 consisting of $23,000,000 in cash, 15 million Aurcana common shares with a fair value of $6,900,000 and a $10,000,000 convertible debenture with a fair value of $8,310,000 (see note 5(c)).  After deducting transaction costs of $520,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,526,000 (after-tax gain of $18,156,000).

9       CONVERTIBLE NOTES

In February 2008, we sold US$138,000,000 ($134,936,000) in senior convertible notes (“Notes”) for net proceeds of $129,806,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,
b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
c.	the Notes are called for redemption,
d.	upon the occurrence of specified corporate transactions, or
e.	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate.  The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Notes converted, representing an initial conversion price of approximately US$43.33 per common share.

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  All principal and interest payments will be denominated in US Dollars.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

9       CONVERTIBLE NOTE (Cont’d)

The face value of the Notes has been allocated as follows for accounting purposes:

Allocation of gross proceeds	USD$	CAD$

Gross proceeds	138,000	134,936
Fair value of debt component	(99,144)	(96,943)
Fair value of equity component	38,856	37,993

Convertible notes	USD$	CAD$

Opening balance	99,144	96,943
Accretion expense	4,902	5,344
Interest accrued	5,240	5,698
Interest paid	(3,157)	(3,323)
Foreign exchange loss on revaluation	-	25,283
Ending balance	106,129	129,945

Accrued interest on convertible notes	2,083	2,530
Long-term convertible notes	104,046	127,415
Total convertible notes	106,129	129,945

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method.  The fair value of the equity component was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction were $5,130,000, of which $3,690,000 was charged to net income for the period and $1,440,000 was charged to equity.

During 2008, accretion expense and interest expense related to the convertible notes were $5,344,000 and $5,698,000 respectively; $4,039,000 of accretion expense and $4,234,000 of interest expense were capitalized to construction in progress during the period resulting in $1,305,000 of accretion and $1,464,000 of interest expensed in the period.

Foreign exchange loss related to the convertible notes was $25,283,000 due to the strengthening of the U.S. Dollar against the Canadian Dollar during the year.

10	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2008, we expensed $352,000 (2007 - $782,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2008, $4,241,000 (2007 - $3,856,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $287,000 (2007 - $1,029,000) is considered current.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10	ASSET RETIREMENT OBLIGATIONS (Cont’d)

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Veta Colorada property located in Mexico, San Luis in Peru and Pirquitas property located in Argentina.

A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
	$	$

Balance, beginning of year	3,856	3,409

Liabilities settled during the year	(595)	(489)
Accretion expense	158	267
Revisions and new estimated cash flows	822	669

Balance, end of year	4,241	3,856

Balance sheet presentation
Current portion	287	1,029
Long-term portion	3,954	2,827

Balance, end of year	4,241	3,856

The provision for asset retirement obligations is based on the following key assumptions:

•	Present value of total asset retirement obligations is $4,241,000 (2007 - $3,856,000), reflecting payments for approximately the next 10 years
•	Total undiscounted value of these payments is $8,819,000 (2007 - $5,344,000)
•	Present value determined using a credit adjusted risk-free rate of 8% - 12%

At December 31, 2008, we have lodged $2,196,000 (2007 - $1,809,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $191,000 (2007 - $191,000) is in the form of cash deposits and $2,005,000 (2007 - $1,618,000) as security for a US$1,637,000 bond for the Candelaria property.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2008, we had unlimited authorized common shares and 62,755,547 common shares issued and outstanding (2007 – 62,569,447).

Subsequent to year end, we closed a public offering of 5,450,000 common shares for aggregate gross proceeds of $115,924,000 (see note 19).

(b)	Stock Options

We have a comprehensive stock option plan for our employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company.  Currently, the vesting periods range up to three years.  New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2008		2007		2006

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	4,419,350	27.77	4,455,950	22.68	2,613,200	12.85
Granted	810,000	15.47	985,000	37.54	2,551,500	29.30
Exercised	(186,100)	12.46	(886,600)	13.30	(668,750)	9.79
Expired / Forfeited	(27,000)	24.31	(135,000)	26.16	(40,000)	17.67

Options outstanding at December 31	5,016,250	26.37	4,419,350	27.77	4,455,950	22.68

Options exercisable at December 31	2,962,250	29.03	2,310,350	26.04	2,253,200	24.48

As of December 31, 2008, incentive stock options represent 8.0% (2007 – 7.1%) of issued and outstanding common capital.  The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2008 was $3,155,000 (2007 - $23,132,000).

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY (Cont’d)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)

10.50 – 18.73	1,599,750	969,750	Oct 2009 – Dec 2018	1.7
21.30 – 29.02	1,081,500	165,000	Jul 2011 – Aug 2013	3.8
32.08 – 40.62	2,335,000	1,827,500	Dec 2011 – Mar 2013	3.2

26.37	5,016,250	2,962,250		3.7

During the year ended December 31, 2008, 810,000 (2007 – 985,000) options were granted to employees, directors and consultants at a weighted average strike price of $15.47 (2007 - $37.54) and average fair value of $8.59 (2007 - $11.61) per option based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options.  At December 31, 2008, the non-vested stock option expense not yet recognized was $9,372,000 (2007 - $13,412,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2008	2007	2006
	$	$	$
Consolidated Balance Sheets
Mineral property costs	70	524	751

Consolidated Statements of Earnings (Loss),
and Comprehensive Loss
Stock based compensation - Employee salaries and benefits	8,081	12,195	9,954
Stock based compensation - General and administration	2,120	2,804	2,981

	10,201	14,999	12,935

Total stock based compensation	10,271	15,523	13,686

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)
11     SHAREHOLDERS’ EQUITY (Cont’d)

The fair value of stock options for all options issued, re-priced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.1	4.2	4.0
Expected life (years)	5.8	3.0	3.3
Expected volatility (%)	56	42	47

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

(c)	Convertible Senior Notes due 2028

In February 2008, we sold US$138 million in senior convertible notes (“Notes”).  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  The convertible notes mature on March 1, 2028.

(d) Deferred Share Units

Effective June 2008, we established a Deferred share unit (DSU) plan for non-executive Directors.  DSUs are issued at the market value of our common shares at the date of grant, in addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis.  The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.  For the year ended December 31, 2008, a total of 23,000 DSUs were granted with fair value of $525,000.  As a result of the decline in our share price during the year, a reversal of $78,000 in fair value was recorded to general and administration expense.  As at December 31, 2008, 23,000 DSUs were outstanding with a fair value of $447,000 recorded in accrued liabilities.  No DSUs were exercised in 2008.

(e)	Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,333,000 (2007 - $426,000; 2006 - $363,000) from companies related by common directors or officers.  At December 31, 2008, accounts receivable include $52,000 (2007 - $111,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

13       CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets.  We expect our current capital resources will be sufficient to carry our exploration and development plans and operations through the current operating period.

14	INCOME TAXES

i) The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006

Statutory tax rate	31.0%	34.1%	34.1%

	$	$	$
Earnings (loss) for the year before taxes	8,397	(34,125)	16,382

Provision for income taxes based on statutory rates	2,603	(11,643)	5,590
Differences in foreign tax rates	2,593	14	(10)
Tax benefits not recognized and other	13,690	12,727	(5,580)

	18,886	1,098	-

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14      INCOME TAXES (Cont’d)

ii)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2008 $	2007 $

Future tax assets
Property, plant and equipment and resource properties	108,775	42,529
Capital and non-capital loss carry-forwards	27,681	22,159
Foreign resource pools	16,445	11,828
Share issuance costs	2,273	2,204
Marketable securities	1,121	-
Other investments	3,952	1,620
Other	-	2,193
Total future tax assets	160,247	82,533

Future tax liabilities
Resource properties	(155,640)	(79,655)
Marketable securities	-	(2,594)
Other	(2,531)	-
Total future tax liabilities	(158,171)	(82,249)

Valuation allowance for future tax assets (i)	(29,427)	(25,537)

Future income tax liability	(27,351)	(25,253)

(i)
Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset.  We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.

iii)	At December 31, the company has the following estimated operating losses:

	2008 $	2007 $

Argentina	14,900	9,800
Australia	9,600	9,500
Canada	11,200	10,200
Chile	115	110
Mexico	48,600	32,400
Peru	1,300	400
U.S.A.	7,700	8,800

The operating losses expire between 2009 to 2028, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2008, 2007 and 2006, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

Non-cash working capital activities were:
	2008	2007	2006
	$	$	$
Accounts receivable	(490)	874	(2,590)
Prepaid expenses and deposits	(902)	177	(134)
Accounts payable and current portion of ARO	369	(1,270)	882
Accrued liabilities	1,229	(36)	427
Accrued interest on convertible debt	2,530	-	-
Current portion of taxes payable	12,100	-	-

	14,836	(255)	(1,415)

Non-cash investing activities were:
	2008	2007	2006
	$	$	$

Non-cash investing activities
Shares acquired for sale of mineral property	-	900	250
Shares issued for mineral properties	-	(358)	(9,814)

During the year ended December 31, 2008, we paid a total of $3,323,000 (2007 - $nil; 2006 - $nil) in interest expense.  No income tax was paid in 2008, 2007 or 2006.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 8.  Substantially all of our earnings or losses for the years ended December 31, 2008, 2007 and 2006 were incurred in Canada.  Segmented assets by geographic location are as follows:
						December 31, 2008
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	332,588	23,312	17,795	8,930	80,702	42,340	10,123	515,790

Total assets	371,397	23,427	153,528	8,932	83,733	44,267	10,174	695,458

						December 31, 2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	154,254	23,097	12,867	8,639	60,661	33,744	9,326	302,588

Total assets	170,565	23,240	181,707	8,763	64,157	34,208	16,204	498,844

17	COMMITMENTS

As at December 31, 2008, we have committed to payments under contractual obligations as follows:
	Less than 1 year	1-3 years	4-5 years	5+ years	Total
	$	$	$		$

Lease obligations	301	606	412	-	1,319
Asset retirement obligations	287	1,648	1,204	2,629	5,768
Long-term convertible notes*	7,605	15,210	180,402	-	203,217
	8,193	17,464	182,018	2,629	210,304

 * Convertible notes are due in 2028 but expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

		2008			2007

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets	106,312	-	106,312	132,981	-	132,981
Other investments	26,700	-	26,700	45,102	-	45,102
Convertible debenture	7,315	-	7,315	-	-	-
Value added tax recoverable	37,145	-	37,145	9,527	-	9,527
Mineral property costs (a)i)	295,124	(276,028)	19,096	251,518	(240,786)	10,732
Other property, plant and equipment (a)vi)	220,666	(3,445)	217,221	57,907	-	57,907
Other assets	2,196	-	2,196	1,809	-	1,809

	695,458	(279,473)	415,985	498,844	(240,786)	258,058

Liabilities
Current liabilities	55,510	-	55,510	15,713	-	15,713
Long-term convertibles note (a)vi)	127,415	36,034	163,449	-	-	-
Other liabilities (a)i)	35,432	(27,351)	8,081	28,080	(25,253)	2,827

	218,357	8,683	227,040	43,793	(25,253)	18,540

Non-controlling interest	608	-	608	608	-	608

Shareholders’ Equity
Share capital (a)iii)	463,125	(1,198)	461,927	459,888	(1,198)	458,690
Value assigned to:
Long-term convertible notes (a)vi)	36,553	(36,553)	-	-	-	-
Stock options (a)v)	41,164	(5,459)	35,705	31,810	(5,459)	26,351
Contributed surplus	649	-	649	649	-	649
Accumulated other comprehensive income (a)ii)	2,772	570	3,342	19,377	3,986	23,363
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(67,770)	(245,516)	(313,286)	(57,281)	(212,862)	(270,143)

	476,493	(288,156)	188,337	454,443	(215,533)	238,910

	695,458	(279,473)	415,985	498,844	(240,786)	258,058

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	2008	2007	2006
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	(10,489)	(35,223)	16,382
Mineral property costs for the year (a)i)	(40,106)	(38,420)	(45,671)
Gain on sale of mineral property (a)i)	6,962	-	-
Gain on sale of joint venture (a)i)	-	-	18,143
Mineral costs written-off during the year (a)i)	-	-	101
Accretion expense on convertible notes (a)vi)	1,126	-	-
Foreign exchange gain (loss) on convertible notes (a)vi)	(7,742)	-	-
Financing costs (a)vi)	3,690	-	-
Future income tax expense on marketable securities (a)ii)	3,416	1,098	-

Loss in accordance with U.S. GAAP	(43,143)	(72,545)	(11,045)

Other comprehensive income (loss)
in accordance with Canadian GAAP	(16,605)	(5,339)	-
Unrealized gain (loss) on available-for-sale securities (a)ii)	-	-	17,083
Reclassification adjustment for realized (gain) loss on available-for-sale securities	-	-	2,615
Future income tax expense on marketable securities (a)ii)	(3,416)	(1,098)	-

Other comprehensive income (loss)
in accordance with U.S. GAAP	(20,021)	(6,437)	19,698

Total comprehensive income (loss)
in accordance with U.S. GAAP	(63,164)	(78,982)	8,653

Basic weighted-average common shares (000’s)	62,694	62,148	58,652
Diluted weighted-average common shares (000’s)	62,694	62,148	58,652

Basic and diluted earnings (loss) per share	(0.69)	(1.17)	(0.19)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2008	2007	2006
	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	18,003	(4,531)	(2,500)
Mineral property costs (a)i)	(39,645)	(36,482)	(35,980)
Financing cost (a)vi)	3,690	-	-

Pursuant to U.S. GAAP	(17,952)	(41,013)	(38,480)

Cash flows from financing activities
Pursuant to Canadian GAAP	135,815	11,794	203,267
Financing cost (a)vi)	(3,690)	-	-

Pursuant to U.S. GAAP	132,125	11,794	203,267

Cash flows from investing activities
Pursuant to Canadian GAAP	(146,260)	(156,250)	5,819
Mineral property costs (a)i)	39,645	36,482	35,980

Pursuant to U.S. GAAP	(106,615)	(119,768)	41,799

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

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  For U.S. GAAP purposes, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, excluding periodic option payments meeting the definition of a mineral right, for which commercially mineable reserves do not exist.  Future income taxes related to mineral property costs are reversed accordingly.  When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets", are viewed as a tangible asset and capitalized.  Capitalized option payments are amortized over the option period as defined in the related option agreement.  Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

On July 17, 2008, we closed the sale of the Shafter Silver Project (see note 8(xvii)).  For Canadian GAAP, the sale resulted in a gain of $31,526,000 after deducting carrying value of disposed assets and liabilities and transaction costs.  For U.S. GAAP, the gain on sale of mineral property was increased by $6,962,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

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

Under Canadian GAAP, as described in Note 3(e), effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $5,084,000.  Other comprehensive loss would increase and income tax expense would decrease by $3,416,000 (2007 - $1,098,000) during the year.

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
December 31, 2008, 2007 and 2006

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

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 to December 31, 2008 between Canadian and U.S. GAAP.

vi)
Under U.S. GAAP, a value is assigned to the conversion feature on the convertible debt only if the effective conversion rate is less than the market price of the common stock at the date of issuance.  No value would be assigned under U.S. GAAP to the conversion feature.  Accordingly, accretion expense would decrease by $1,126,000, capitalized interest would decrease by $3,445,000, foreign exchange loss would increase by $7,742,000 and financing fees charged to net income would decrease by $3,690,000. In addition, under U.S. GAAP, related financing costs are classified as financing activities.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable
	2008 $	2007 $

Value added tax	295	402
Other receivables	3,099	2,501
	3,394	2,903

ii)	Development stage enterprise

We meet the definition of a development stage enterprise under SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.  The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:

Period from October 1, 1993 (inception) to December 31, 2008 $

Mineral property exploration and reclamation	303,564
General and administration, salaries, professional fees	92,212
Other income	(81,514)

Net loss for the period from October 1, 1993 to December 31, 2008, being the deficit accumulated during the development stage	314,262
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December, 2008	313,286

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

        Consolidated cash flows:
Period from October 1, 1993 (inception) to December 31, 2008 $
Operating activities	(208,076)
Investing activities	(205,479)
Financing activities	500,611

Increase in cash and cash and cash equivalents	87,056
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – December 31, 2008	88,187

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares		Sub-	Values	Values		Comprehensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$
Balance October 1, 1993		3,409,791	2,272	-	-	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	-	-	2,108
Non-cash
- Mineral properties	0.72	25,000	18	-	-	-	-	-	-	18
- Allotted but not issued		-	-	-	-	-	-	-	-	0
- Assigned values to options issued		-	312	-	-	-	-	-	-	312
Gain (loss) for year		-	-	-	-	-	2,102	-	155	2,257
Balance September 30, 1994		6,244,791	4,710	-	-	-	2,102	-	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	-	-	306
- Assigned values to options issued			18	-	-	-	-	-	-	18
Gain (loss) for year				-	-	-	(1,046)	-	(2,459)	(3,505)
Balance September 30, 1995		8,904,791	7,686	-	-	-	1,056	-	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	-	-	8,000
Non-cash
- Mineral properties	5.20	85,000	443	-	-	-	-	-	-	443
- Finder's fees		-	(554)	-	-	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	-	-	17
Gain (loss) for year		-	-	-	-	-	(58)	-	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	-	998	-	(10,202)	17,278

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares
	Issue Price	Number of shares	Amount	Sub- scriptions receivable	Values assigned to options	Values assigned to warrants	Contributed Surplus	Comprehensive income (loss)	Retained earnings (deficit)	Total shareholders’ equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	-	-	1,541
- Finder's fees	5.00	20,000	100	-	-	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	-	(537)	-	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	-	461	-	(28,759)	7,064
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-
- Exercise of options	5.70	10,000	57	-	-	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	-	(454)	-	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	-	7	-	(35,145)	3,942
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	110	-	-	-	-	-	-	110
- On business combination	1.75	2,285,451	3,999	-	-	-	-	-	-	3,999
- Share issue costs		-	(116)	-	-	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	-	8	-	(8,672)	(8,664)
Balance December 31, 1999		20,438,047	46,289	-	-	-	15	-	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	-	-	61
- Finder's fees	1.50	86,666	130	-	-	-	-	-	-	130
- Fractional shares repurchased		(48)	-	-	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	-	(13)	-	(5,777)	(5,790)
Balance December 31, 2000		24,266,458	52,247	-	-	-	2	-	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	-	-	2,882
- Finder's fees	2.35	59,270	139	-	-	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	-	326	-	-	-	326
- Share issue costs		-	(165)	-	-	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	-	-	(15,317)	(15,317)
Balance December 31, 2001		30,913,953	66,277	-	-	326	2	-	(64,911)	1,694

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares
	Issue Price	Number of shares	Amount	Sub- scriptions Amount	Values assigned to options	Values assigned to warrants	Contributed Surplus	Comprehensive income (loss)	Retained earnings (deficit)	Total shareholders’ equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	-	-	1,258
- Finder's fees	4.01	80,640	323	-	-	-	-	-	-	323
- On conversion of conv. Debenture	5.80	360,636	2,092	-	-	-	-	-	-	2,092
- For mineral properties payables	5.49	596,917	3,280	-	-	-	-	-	-	3,280
- Assigned values to options issued		-	-	-	161	-	-	-	-	161
- Assigned value of exercised op/wts		-	339	-	(13)	(326)	-	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	-	1,045	-	(19,282)	(18,237)
Balance December 31, 2002		39,190,887	99,679	-	148	-	1,047	-	(84,193)	16,681
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-
- Exercise of options	3.99	536,372	2,140	-	-	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	-	-	11,089
- Subscriptions receive on warrants		-	-	455	-	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	-	-	75
- Assigned values to options issued		-	-	-	187	-	-	-	-	187
- Assigned value of exercised options		-	165	-	-165	-	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	-	7,226	-	(14,099)	(6,873)
Balance December 31, 2003		42,604,832	113,706	455	170	-	8,273	-	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	-	192	-	-	-	585
- Assigned values to options issued		-	-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	-	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	455	(455)	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	-	(5,480)	-	(5,480)
Balance – December 31, 2004		51,576,802	216,875	-	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	-	45
- Assigned values to options issued		-	-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	-	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	-	7,309	(26,581)	(19,272)
Balance – December 31, 2005		51,849,241	218,773	-	4,319	6,965	-	10,102	(186,553)	53,606

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares
	Issue	Number of		Sub- scriptions	Values assigned	Values assigned	Contributed	Comprehensive	Retained earnings	Total
	Price	shares	Amount	receivable	to options	to warrants	Surplus	income (loss)	(deficit)	shareholders’ equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	-	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	-	19,698	(11,045)	8,653
Balance – December 31, 2006		61,646,120	441,067		15,339	-	649	29,800	(197,598)	289,257
Issued for cash
- Exercise of options	3.99	886,600	11,794	-	-	-	-	-	-	11,794
Non-cash
- Mineral properties	6.95	9,285	358	-	-	-	-	-	-	358
- Assigned values to options granted		-	-	-	15,523	-	-	-	-	15,523
- Assigned value of exercised options		-	4,511	-	(4,511)	-	-	-	-	-
- Donations		27,442	960	-	-	-	-	-	-	960
Other comprehensive loss for year		-	-	-	-	-	-	(6,437)	-	(6,437)
Gain (loss) for year		-	-	-	-	-	-	-	(72,545)	(72,545)
Balance - December 31, 2007		62,569,447	458,690		26,351	-	649	23,363	(270,143)	238,910
Issued for cash
- Exercise of options	12.46	186,100	2,319	-	-	-	-	-	-	2,319
Non-cash
- Assigned values to options granted		-	-	-	10,272	-	-	-	-	10,272
- Assigned value of exercised options		-	918	-	(918)	-	-	-	-	-
Other comprehensive loss for year		-	-	-	-	-	-	(20,021)	-	(20,021)
Gain (loss) for year		-	-	-	-	-	-	-	(43,143)	(43,143)
Balance - December 31, 2008		62,755,547	461,927	-	35,705	-	649	3,342	(313,286)	188,337

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) for the year ending December 31, 2008 was $429,000 (2007 - $320,000; 2006 - $266,000).

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2008	1,475
Decreases based on tax positions related to the current year	(1,049)
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at December 31, 2008	426

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

vi)	Recently Adopted Accounting Standards

i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position; however, the company provided additional disclosures in these consolidated financial statements.  The company will adopt SFAS 157 for non financial assets and non-financial liabilities on January 1, 2009, as required, and does not expect the provisions to have a material effect on the company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.  The company’s Level 1 assets include the valuation of available-for–sale investments with no trading restrictions using a market approach based upon unadjusted quoted prices for identical assets in an active market. The company’s Level 2 assets include the valuation of convertible debenture receivable based on the discounted cash flow approach; derivatives based on the Black-Scholes model; and long-term convertible notes based on average market quoted price provided by market makers in the over-the-counter market on the balance sheet date.  The company’s Level 3 assets include the valuation of other investments as determined using a probability-based discounted cash flow approach.

	Fair market value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		Level 1	Level 2	Level 3
Available-for-sale securities	13,376	13,376	-	-
Convertible debenture receivable	7,050	-	7,050	-
Other Investments	26,700	-	-	26,700
Derivatives	61	-	61	-
Long-term convertible debt	(111,672)	-	(111,672)	-

Total	(64,485)	13,376	(104,561)	26,700

ii)
In February 2007, FASB issued SFAS No. 159, "Fair Value Option For Financial Assets and Liabilities", which permits entities to choose to measure various financial instruments and certain other items at fair value.  The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vii)	Impact of recently issued accounting standards

i)
In December 2007, FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements", which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The effect of the adoption of this Statement to the company’s results of operations or financial position is still being determined.

ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The statement is effective for periods beginning on or after December 15, 2008.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position, until the company enters into a business combination.

iii)
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The effect of the adoption of this Statement to the company’s results of operations or financial position is still being determined.

iv)
In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock”.  The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Issue is effective for periods beginning on or after December 15, 2008.  The effect of adopting this EITF on the company’s results of operations or financial position is still being determined.

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

19	SUBSEQUENT EVENTS

(a)
In February 2009, we closed a public share offering of 5,450,000 common shares at a price of US$17.00 per share, for aggregate gross proceeds of $115,924,000 (US$92,650,000).  After deducting underwriting fees and estimated offering expenses of $6,922,000 (US$5,533,000), net proceeds were $109,002,000 (US$87,117,000).

(b)
In February 2009, Geologix Explorations Inc. elected not to exercise its option to acquire 100% interest in the San Agustin property.  As a result, the San Agustin property, which contains a resource estimate of 1.61 million ounces of indicated gold, 1.08 million ounces of inferred gold, 48.3 million ounces of indicated silver and 37.3 million ounces of inferred silver, was returned to us.

The accompanying notes are an integral part of the consolidated financial statements

- END OF FINANCIAL STATEMENTS -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ Robert A. Quartermain Robert A. Quartermain, President & Director
Date: March 31, 2009

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

Date:                       March 31, 2009

 /s/Robert A. Quartermain
Robert A. Quartermain
President

- 133/134 -

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

Date:                      March 31, 2009

/s/Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO

- 135/136 -

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

Date:  March 31, 2009

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

Date:  March 31, 2009

/s/Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO