Form 20-F/A
period 2008-12-31
SILVER STANDARD RESOURCES INC
filed 2009-08-10
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to______________

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report ________________________________________

Commission file number 0-26424

SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

________________________________________
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	Nasdaq Global Market

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
[ x ] Yes[ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes[ x ] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.[ x ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ x ]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.
[ ] Item 17[ x ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 [ ] Yes[ x ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ ] Yes[ ] No

ii

EXPLANATORY NOTE

Effective January 1, 2009, the Registrant changed its functional and reporting currency to United States dollars and also retrospectively adopted APB 14-1, “Accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement)” and SFAS 160, “Non-controlling interested in consolidated financial statements” for U.S. GAAP purposes. The sole purpose of filing this Amendment No. 1 to the Annual Report on Form 20-F of Silver Standard Resources Inc. is to provide financial statements and related disclosures in United States dollars. We have amended Part I, Item 5 (Operating and Financial Review and Prospects) and Part II, Item 18 (Financial Statements) and Item 19 (Exhibits) in their entirety to conform to a reporting currency in United States dollars. Except as described above, no other changes have been made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 and, other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART II

Item 5	Operating and Financial Review and Prospects

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

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months and three months ended December 31, 2008 and 2007 is prepared as of March 10, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in US dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

Effective January 1, 2009, we changed our measurement and reporting currency from the Canadian dollar to the US dollar as a result of a change in the nature of our operations. Due to the development of the Pirquitas project as well as our other principal projects in countries other than Canada, a significant portion of costs are incurred in US dollars. Our recent debt and equity financings were completed in US dollars, and we now hold a majority of our cash and cash equivalents in US dollars. With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars. Prior to January 1, 2009, we reported our annual and quarterly consolidated financial statements in Canadian dollars. These financial statements and corresponding notes for periods prior to January 1, 2009 have been restated to the US dollar for comparison to 2009 financial results.

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

Pirquitas Project Construction Update

During the year, we incurred approximately $129.2 million of capital and $17.8 million for preoperating costs as we hired personnel to begin establishing infrastructure for operations and $7.3 million of exploration expenditures on the Pirquitas property in Argentina.. Pirquitas is on track with process commissioning underway and commencement of ore delivery to the silver circuit in the first quarter of 2009. Initial production will focus on the processing of over 400,000 tonnes of run-of-mine grade jig tails from the historic operations and then transition to material from the open pit. To date, in excess of five million tonnes of material has been moved from the Pirquitas open pit and stockpiling of ore has commenced.

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

In February 2009, we updated the capital cost estimate for the project to $230 million plus IVA (Argentinean value added tax) from the previous capital cost estimate of $220 million plus IVA as inflation in wages and local inputs continues to place pressure on costs. In developing this cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate. With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to $230 million or 5% over the 2007 estimate. With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average $26/tonne over the life of the mine.

As of December 31, 2008, the Company had expended $194 million of the total estimated construction costs of $230 million.

Financial Summary for 2008

  We recorded a loss for the year of $5.9 million or $0.09 per share. Significant items incurred during the year include:

    $17.9 million write-down on asset-backed commercial paper;

    $9.6 million non-cash stock based compensation;

    $4.9 million mark to market write-down of marketable securities;

    $4.8 million general and administration expense;

    $3.4 million future income tax expense;

    $3.8 million financing fees associated with the convertible debt financing;

    $2.7 million interest expense on convertible debt;

    $1.2 million current income tax expense;

  offset by:

    $23.7 million gain on sale of silver bullion;

    $18.1 million after-tax gain on sale of the Shafter Silver Project.

  We incurred $7.3 million (2007 - $5.8 million) for exploration, $17.8 million (2007 - $nil) for pre- operating costs, and $129.2 million (2007 - $50.4 million) for construction and mining equipment at the Pirquitas property during the year.

  We incurred total expenditures of $36.2 million (2007 - $33.7 million) to advance our other key properties during the year. Significant expenditures include $17.3 million (2007 - $16.4 million) for exploration at the Pitarrilla Project in Mexico, $6.5 million (2007 - $7.6 million) for exploration at the San Luis Project in Peru, $5.7 million (2007 - $4.4 million) for exploration at the Diablillos Project in Argentina, and $4.6 million (2007 - $2.4 million) for exploration at the Snowfield Project in Canada.

  We successfully completed a $138 million convertible debt financing for net proceeds of $132.8 million after fees and commissions.

  We sold our silver bullion at an average price of $20.30 per ounce for proceeds of $39.6 million.

  We closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation for total consideration of $38.1 million. The transaction resulted in a pre-tax gain of $31.5 million (after- tax gain of $18.1 million).

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

We will continue to adopt strategies to mitigate these challenges. In February 2009, we successfully completed a public offering of 5.45 million common shares for net proceeds of $87 million after estimated fees and commissions.

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

Other Investments

We hold C$57,102,000 ($21,803,000 net of fair value adjustment) in ABCP investments as at December 31, 2008. See “Other Investments” discussion under “Investing Activities”.

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

Convertible Debenture Receivable

We follow accounting guidelines in determining the value of the liability and equity components of the convertible debenture receivable, as disclosed in Note 5(c) to the annual Consolidated Financial Statements. The carrying value of the note receivable component was determined by discounting the stream of future payments of interest and principal over a 3 year expected life at the prevailing market rate for a similar debenture without the conversion feature. The note receivable component is accreted over its expected life using the effective interest method. The carrying value of the conversion feature was measured using the Black-Scholes valuation model. The conversion feature component is re-valued at each period end with net change recorded to the net earnings.

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

Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments –Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $4,363,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007,

$1,022,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,393,000 of future income tax expense from other comprehensive loss to net loss in the current year.

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

Process

  A diagnostic assessment of the key impact areas was completed.

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

Financial Review

For the year ended December 31, 2008, we recorded a net loss of $5,946,000 ($0.09 per share), compared to $33,965,000 ($0.55 per share) in 2007. A discussion on the various components of the expense and income items compared to the prior year follows:

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31,
	2008	2007
Exploration and mineral property costs	$(000)	$(000)
Property examination and exploration	340	73
Reclamation and accretion	318	728
	658	801

We incurred $340,000 in property examination and exploration expenditures in 2008 compared to $73,000 in 2007, reflecting an increase in generative activity in Mexico.

Reclamation and accretion expense in 2008 amounted to $318,000 compared to $728,000 in 2007. The various components of the expense were: $143,000 of accretion expense in 2008 compared to $200,000 in 2007; $84,000 of cash site restoration and clean-up costs in 2008 compared to $126,000 in 2007; and $91,000 due to changes in estimates of the amount or timing of future cash expenditures in 2008 compared to $402,000 in 2007, reflecting a decrease in reclamation activity at the Duthie project during the period.

	Year ended December 31,
	2008	2007
Expenses	$(000)	$(000)
Salaries and employee benefits	3,054	2,613
Depreciation	288	296
Professional fees	915	612
General and administration	4,774	4,702
Stock-based compensation	9,601	13,955
Foreign exchange loss	(200)	3,282
	18,432	25,460

Salaries and employee benefits for 2008 were $3,054,000 compared to $2,613,000 in 2007. The $441,000 increase in salaries and benefits over 2007 is the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2008.

Depreciation expense during 2008 was $288,000 compared to $296,000 recorded in 2007. The decrease is minimal as no significant capital assets were purchased at our corporate office during the year.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2008 were $915,000 compared to $612,000 in 2007. The $303,000 increase in expenses in 2008 over the prior year relates to higher accounting, tax and legal fees. These higher costs are expected to continue as we grow and advance our properties.

General and administrative expenses for 2008 were $4,774,000 compared to $4,702,000 in 2007. The increase in general and administrative expenses was due to higher insurance fees, office expenses and travel costs as the company continues to grow.

Stock-based compensation expense for 2008 was $9,601,000 compared to $13,955,000 in 2007. Of the current year’s expense, $1,976,000 was related to general and administration for directors and consultants as compared to $2,609,000 in 2007, and $7,625,000 was related to employee salaries and benefits as compared to $11,346,000 in 2007. The decrease in stock based compensation was related to vesting of stock options granted in prior years and less stock options being issued in the current year. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model.

Foreign exchange gain for 2008 was $200,000 compared to a loss of $3,282,000 in 2007. As proceeds from our convertible debt financing and sale of silver bullion were in US dollars, we now hold a significant portion of our cash in US funds. Therefore, the strengthening of the US dollar versus the Canadian dollar would result in a foreign exchange gain and vice versa. The decrease in foreign exchange loss to a foreign exchange gain as compared to the prior year reflected the strengthening in the US dollar versus the Canadian dollar during the year.

	Year ended December 31,
	2008	2007
Other income (expenses)	$(000)	$(000)
Investment income	3,039	6,287
Financing fees	(3,773)	-
Interest expense on convertible debt	(2,726)	-
Gain on sale of silver bullion	23,699	-
Gain on sale of marketable securities	2,090	605
Unrealized gain (loss) on financial instruments held-for-trading	114	(1,801)
Write-down of marketable securities	(4,891)	-
Write-down of other investments	(17,903)	(12,232)
Gain on sale of mineral properties	31,463	459
	31,112	(6,682)

Investment income was $3,039,000 for 2008 compared to $6,287,000 in 2007. The decreased investment income was due to lower yields on investments. As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in US and Canadian government treasury bills. These treasuries have lower yields.

In February 2008, we successfully completed a $138,000,000 convertible note financing. The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013. Financing fees of $3,773,000 incurred relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

During 2008, accretion expense and interest expense related to the convertible notes were $5,033,000 and $5,373,000, respectively; $3,750,000 of accretion expense and $3,931,000 of interest expense were capitalized to construction in progress during the period resulting in $1,283,000 of accretion and $1,443,000 of interest expensed in the period.

In March 2008, we sold our silver bullion at an average price of $20.30 per ounce for cash proceeds of approximately $39,648,000. The silver bullion was recorded at a cost of $15,977,000, resulting in an after-tax gain of $23,699,000 after taking into account fluctuations in foreign exchange. No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Gain on sale of marketable securities was $2,090,000 for 2008 compared to $605,000 in the prior year as we sold some of our marketable securities during the year.

Unrealized gain on financial instruments held-for-trading during the year was $114,000 compared to a loss of $1,801,000 in the prior year. The gain in the current year consists of $1,429,000 gain on mark-to-market adjustment of foreign exchange options net of $1,389,000 loss on revaluation of Aurcana convertible debenture, $27,000 loss on mark-to-market adjustment on stock warrants investments and $101,000 unrealized foreign exchange gain on translation. The unrealized losses in the prior year were primarily related to mark-to-market adjustment of foreign exchange options.

Write-down of other investments in 2008 of $17,903,000 (2007 - $12,232,000) relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other Investments” in the “Liquidity” section and in the Critical Accounting Estimate sections below. In addition, a mark to market write-down of $4,891,000 was recorded for available-for-sale marketable securities with decline in fair values that are considered other-than-temporary.

In July 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”). Under the terms of the agreement, Aurcana paid us total consideration of

$38,133,000 (C$38,210,000) consisting of $22,954,000 (C$23,000,000) in cash, 15 million Aurcana common shares with a fair value of $6,886,000 and a $9,980,000 (C$10,000,000) convertible debenture with a fair value of $8,293,000. After deducting transaction cost of $519,000, the sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000). In 2007, we sold a number of mineral properties for a total gain of $459,000.

	Year ended December 31,
	2008	2007
Income taxes	$(000)	$(000)
Current income taxes	14,575	-
Future income taxes	3,393	1,022
	17,968	1,022

For the year ended December 31, 2008, we recorded an income tax expense of $14,575,000 as compared to $nil in the prior year. Majority of the income tax expense relates to the sale of the Shafter Silver Project.

Future income tax expense during the year was $3,393,000 compared to $1,022,000 in the prior year. During the year, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income. Future income tax expense reflects the tax effect on change in fair value of our marketable securities, which decreased significantly since the third quarter.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

		Year ended December 31,
	2008	2007	2006
	$(000)	$(000)	$(000)
Total revenues	nil	nil	nil
Earnings (loss) for year	(5,946)	(33,965)	14,115
Other comprehensive loss for the year	(114,106)	(67,019)
Basic and diluted earnings (loss) per share	(0.09)	(0.55)	0.24
Total assets	567,905	504,851	404,199
Long term debt	104,046	nil	nil
Working capital	41,486	118,680	214,738
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

	Total	Earnings		Earnings (Loss)
Quarter ending	Revenues	(Loss)		Per Share
(unaudited)	$	$(000)		$
December 31, 2008	nil	(14,312)	(1)	(0.23)
September 30, 2008	nil	11,951	(2)	0.19
June 30, 2008	nil	(5,913)	(3)	(0.09)
March 31, 2008	nil	2,328	(4)	0.04
December 31, 2007	nil	(14,375)	(5)	(0.23)
September 30, 2007	nil	(12,429)	(6)	(0.20)
June 30, 2007	nil	(6,382)	(7)	(0.10)
March 31, 2007	nil	(779)		(0.01)

Explanatory notes:

(1)

Includes $3,100,000 foreign exchange loss, $2,165,000 non-cash stock based compensation expense, $4,891,000 mark to market write-down of marketable securities and $1,733,000 of current income tax expense.

(2)

Includes $18,120,000 after-tax gain on sale of Shafter Silver Project, $1,591,000 foreign exchange gain, net of $2,897,000 future income tax expense, $2,600,000 non-cash stock based compensation expense and $888,000 unrealized loss on financial instruments held-for-trading.

(3)	Includes $2,412,000 in non-cash expenses related to value assigned to stock options, $1,116,000 foreign exchange loss, and $1,420,000 interest expense on convertible debt.

(4)

Includes $23,699,000 gain on sale of silver bullion, $2,825,000 foreign exchange gain, $1,391,000 gain on financial instruments held-for-trading and $974,000 gain on sale of marketable securities net of $17,903,000 write- down in fair value of asset-backed commercial paper.

(5)	Includes $3,956,000 in non-cash expenses related to value assigned to stock options and a further $8,510,000 write-down in fair value of asset-backed commercial paper.

(6)

Includes $4,216,000 in non-cash expenses related to values assigned to stock options, $3,722,000 write-down in fair value of asset-backed commercial paper, $1,859,000 foreign exchange loss and a $1,795,000 loss on the fair value of foreign exchange contracts.

(7)	Includes $3,725,000 in non-cash expenses related to values assigned to stock options and $1,757,000 in future income tax expense.

Fourth Quarter Results

During the fourth quarter of 2008, we recorded a net loss of $14,312,000 ($0.23 per share) as compared to a net loss of $14,375,000 ($0.23 per share) for the same quarter of the prior year. The net loss is mainly attributed to foreign exchange loss of $3,100,000 (2007 - $1,065,000), non-cash stock based compensation of $2,165,000 (2007 - $3,956,000), $4,891,000 (2007- $nil) mark to market write-down of marketable securities with declines in fair value that were considered other than temporary and current income tax expense of $1,733,000 (2007 - $nil).

During the fourth quarter of 2008, total capital expenditures on the Pirquitas Project were $49,095,000 (2007 -$25,790,000), which includes $47,989,000 (2007 - $11,955,000) in construction and mining equipment and $1,106,000 (2007 - $11,461,000) in exploration costs. Other significant mineral property expenditures include $3,576,000 (2007 - $4,659,000) for Pitarrilla, $1,912,000 (2007 - $2,509,000) for Diablillos and $1,698,000 (2007 - $1,541,000) for San Luis.

Liquidity and Capital Resources

At December 31, 2008, we held $72,013,000 in cash and cash equivalents and $10,923,000 in marketable securities.

In 2008, we sold $138,000,000 senior convertible notes for net proceeds of $132,753,000 after commissions. The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually. We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver. During our acquisition phase, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of $5.85 per ounce. In March 2008, we sold our silver bullion at an average price of $20.30 per ounce for proceeds of $39,648,000, which will be used to advance our projects to production.

In July 2008, we sold the Shafter silver project in Presidio County, Texas, to Aurcana Corporation. Under the terms of the sales agreement, we received total consideration of $38.1 million, consisting of $23 million in cash, 15 million shares of Aurcana with a fair value of $6.9 million and a $10 million convertible debenture with a fair value of $8.3 million (see “Convertible debenture receivable”).

Working capital at December 31, 2008 was $41,486,000 (2007 - $118,680,000).

Subsequent to year end, we closed a public share offering of 5,450,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $92,650,000. After deducting underwriting fees and estimated offering expenses of $5,533,000, net proceeds were $87,117,000.

We have sufficient funds to complete the construction of the Pirquitas mine as well as complete our planned exploration programs for next year.

Operating Activities

Cash flow used in operations totaled $19,093,000 in 2008, compared to cash generated by operations of $23,620,000 in 2007. This decrease in cash flow generated was attributed to foreign exchange gain on our funds held in U.S. Dollars, offset by financing fees and interest expense related to issuance of convertible debt, additional salaries, professional fees and general and administrative costs.

Financing Activities

During 2008, a net total of $138,719,000 was raised through financing activities as compared to $10,973,000 in 2007. The following table shows how the funds were raised:

	Year ended December 31,
	2008	2007
	$(000)	$(000)
Financing activities
Proceeds from issuance of convertible notes	138,000	-
Financing costs related to equity portion of
convertible notes financing	(1,473)	-
Exercise of stock options	2,192	10,973

	138,719	10,973

In 2008, we sold $138,000,000 senior convertible notes for net proceeds of $132,753,000 after commissions. The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually. We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

A total of 186,100 shares were issued on the exercise of stock options for total proceeds received of $2,192,000 in 2008 compared to 886,600 shares issued on the exercise of stock options for total proceeds received of $10,973,000 in 2007. The weighted average price received on the exercise of options was $11.78 per share in 2008 compared to $12.38 in 2007.

Investing Activities

Mineral Properties and Capital Expenditures

We spent $61.9 million (2007 - $39.8 million) for exploration and $107.8 million (2007 - $42.4 million) for construction and mining equipment during the year. A summary of the exploration expenditures by mineral property follows:

	Year ended December 31,
	2008	2007
	$(000)	$(000)
Bowdens	245	565
Candelaria	282	300
Challacollo	213	1,859
Diablillos	5,663	4,436
Pitarrilla	17,866	16,360
San Luis	6,549	7,626
Snowfield	4,643	2,392
Veta Colorada	567	74
Other	1,075	1,145
Changes in non-cash working capital	(347)	(1,050)

	36,756	33,707

The above table reflects cash expenditures incurred by property. It does not include non-cash charges.

Pirquitas Project

A total of $136,441,000 was incurred at the Pirquitas property in Argentina during the year, which includes $129,171,000 on mine construction and mining equipment and $7,270,000 in exploration activities.

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

In May 2008 we updated the proven and probable silver reserves at Pirquitas, with silver reserves increasing by 43% to 195.1 million ounces. Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update. The reserve is indicative of the geologic potential of the Pirquitas system and does not incorporate any deepening of the initial pit. The deposit remains open at depth. The approximate 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities. The updated reserve estimate incorporates drill data from an additional 74 reverse circulation drill holes totaling 16,850 meters of in-pit and pit wall drilling, uses metal prices of $11.00/ounce silver, $5.00/lb tin and $1.05/lb zinc and is based on a new Whittle pit using total operating costs of $22 per tonne.

In February 2009, we updated the capital cost estimate for the project to $230 million plus IVA from the previous capital cost estimate of $220 million plus IVA as inflation in wages and local inputs continues to place pressure on costs. In developing the previous cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate. With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to $230 million or 5% over the 2007 estimate. With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average $26/tonne over the life of the mine. As of December 31, 2008, the Company had expended $194 million in construction costs of the total estimated $230 million.

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

San Luis Project

A total of $6,549,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $7,626,000 in 2007.

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

Pitarrilla Project

A total of $17,866,000 was spent on our Pitarrilla Project in Mexico during the current year compared to $16,360,000 in 2007.

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

Diablillos Project

A total of $5,663,000 was spent at the wholly-owned Diablillos Project in Argentina during the year compared to $4,436,000 in 2007.

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

Snowfield Project

A total of $4,643,000 was spent at the wholly-owned property in Canada during the year compared to $2,392,000 in 2007.

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

Financial Position

Cash

At December 31, 2008, we had a cash and cash equivalent balance of $72,013,000 as compared to $81,600,000 at December 31, 2007. The increase is mainly attributed to:

  $138,000,000 raised from the convertible debt financing in February;

  $39,648,000 cash proceeds from sale of silver bullion in March;

  $22,954,000 cash proceeds from the sale of the Shafter Project in July;

net of:

  $61,861,000 (2007 - $39,774,000) spent on mineral properties;

  $107,814,000 (2007 - $42,386,000) spent to advance the development of Pirquitas.

Silver Bullion

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000. As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,977,000. The sale resulted in a gain of $23,699,000. No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Marketable Securities

Our marketable securities at December 31, 2008 have a carried cost of $8,533,000 and a market value of $10,923,000 for an unrealized loss of $2,390,000 compared to a carried cost of $10,359,000 and a market value of $33,609,000 for an unrealized gain of $23,250,000 at December 31, 2007. These investments were made in various mineral exploration companies and are considered to be liquid.

Convertible debenture receivable

As part of considerations received for sale of the Shafter Silver Project (see “Liquidity”), we received a $9,980,000 (C$10,000,000) convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”).

The Debenture has a three-year term, a coupon rate of 3% and is convertible at our option into 6,600,000 Aurcana common shares at C$1.515 per share. The Debenture is fully secured by general assets of Aurcana.

The note receivable component of the Debenture is designated as loans and receivable financial instrument. At initial recognition, the fair value of the note receivable component was estimated at $6,854,000 using the discounted cash flow model method at market rate. The note receivable component is accreted over an expected life of 3 years using the effective interest method. As at December 31, 2008, the book value of the note receivable component of the Debenture was $5,923,000. Interest and accretion income of $493,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is classified as a held-for-trading financial instrument by default. The fair value of conversion feature was estimated, at initial recognition, to be $1,439,000 and is revalued at each period end based on the Black-Scholes valuation model. As at December 31, 2008, the fair value of the conversion feature was $50,000. As a result, an unrealized loss of $1,389,000 on financial instruments held-for-trading was recorded to net earnings during the period.

Other Investments

As at December 31, 2008, we had a total of C$57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,645,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,232,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments. In January 2009, the Committee successfully obtained the final court approval to complete the restructuring.

On January 28, 2009, we received the restructured notes with a face value of C$57,142,000 and first interest payment of $1,630,000.

The face value of the restructured notes is allocated as follow:

    C$26,542,000 in Class A-1 Notes

      Senior notes, with the other series of notes subordinated to them

      Expected repayment in 8 years, contractual maturity in 47 years

      Coupon rate of Bankers’ Acceptance Rate (“BA”) less 0.5%.

    C$21,944,000 in Class A-2 Notes

      Senior to the Class B and C Notes

      Expected repayment in 8 years, contractual maturity in 47 years

      Coupon rate of BA Rate less 0.5%.

    C$3,983,000 in Class B Notes

      Senior to the Class C Notes

      Expected repayment in 8 years, contractual maturity in 47 years

      Coupon rate of BA Rate less 0.5%.

    C$1,623,000 in Class C Notes

      Expected repayment in 8 years, contractual maturity in 47 years

      Coupon rate of BA Rate plus 20.0%.

    C$658,000 in Class 3 IA Tracking Notes

      Maturity of 7 years

      Coupon rate equivalent to the lesser of : (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%.

    C$2,392,000 in Class 13 IA Tracking Notes

      Maturity of 5 years

      Coupon rate equivalent to the lesser of : (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%.

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee. Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $21,803,000, resulting in an impairment of $17,903,000 recorded in 2008. There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods.

In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

Long-term Contractual Obligations

The following table discloses our contractual obligations:

	Less Than 1 Year	1-3 Years	4-5 Years	5+ Years	Total
	$(000)	$(000)	$(000)	$(000)	$(000)
Lease obligations	246	495	336	-	1,077
Asset retirement obligations	234	1,346	983	2,147	4,710
Long-term convertible notes*	6,210	12,420	147,315	-	165,945
Total	6,690	14,261	148,634	2,147	171,732

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

Related Party Transactions

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,276,000 (2007 - $396,000) from companies related by common directors or officers. At December 31, 2008, accounts receivable include $42,000 (2007 - $112,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at March 10, 2009, the following common shares, options and share purchase warrants were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
		C$	(years)
Capital stock	68,233,047
Stock options	4,988,750	$10.50 - $40.62	0.8 - 9.8
Fully diluted	73,221,797

Subsequent Events

(a)

In February 2009, we closed a public share offering of 5,450,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $92,650,000. After deducting underwriting fees and estimated offering expenses of $5,533,000, net proceeds were $87,117,000.

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

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or US dollars. Our expenditures are negatively impacted by increases in value of local currencies versus the US dollar.

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

  Tabular Disclosure of Contractual Obligations.

See Item 5.B – “Liquidity and Capital Resources”.

  Safe Harbor.

See “Note Regarding Forward-Looking Statements”.

PART III

Item 18	Financial Statements

Effective January 1, 2009, we changed our functional and reporting currency to the United States Dollar (U.S. Dollars). The change in reporting currency is to better reflect our business activities and to improve investors’ ability to compare our financial results with other publicly traded businesses in the industry. We expect to conduct most of our business transactions in U.S. Dollars.

Our audited consolidated financial statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP, as they affect us, are disclosed in note 18 to the audited consolidated financial statements.

The financial statements and notes thereto as required under Item 18 are attached to this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers LLP is included in this Annual Report immediately preceding the financial statements.

Item 19	Exhibits

All financial statements and exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2008, 2007 and 2006 (in U.S. Dollars)	F-1
Auditors’ Report, dated August 7, 2009	F-2
Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007 (in U.S. Dollars)	F-5
Consolidated Statements of Earnings (Loss) and Comprehensive Loss for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	F-7
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	F-8
Notes to Consolidated Financial Statements for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	F-9

B.	Exhibits

Exhibit Number	Description
1.1*

Memorandum, Articles and Certificate of Incorporation incorporated by reference from Exhibit 1.1 to Registration Statement under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on July 13, 1995.

1.2*

Notice of Articles and Articles filed under the Business Corporations Act (British Columbia) incorporated by reference from Exhibit 1.2 to Annual Report for the fiscal year ended December 31, 2005 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2006.

2.1*

Indenture, dated as of February 27, 2008, between the Company and the Bank of New York, as trustee, incorporated by reference from Exhibit 2.1 to Annual Report for the fiscal year ended December 31, 2007 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2008.

8.1*	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) included under Item 4.C, Organizational Structure.
10.1*

Underwriting Agreement dated February 24, 2009 incorporated by reference from Exhibit 99.1 to Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0- 26424 filed on February 25, 2009.

12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed.

Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements (restated for change in reporting currency)
December 31, 2008, 2007 and 2006
(expressed in thousands of United States dollars)

Independent Auditors’ Report

To the Directors of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements of Silver Standard Resources Inc. (the “Company”) for 2008, 2007 and 2006 and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings (loss) and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2008, presented in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We previously reported to the Shareholders of the Company on March 10, 2009 that in our opinion, the consolidated financial statements, presented in Canadian dollars, presented fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2009 (except for notes 2 and 18(b),vi),iv) which are as of August 7, 2009)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in notes 2, and 18(b),vi),iv) to the financial statements. Our report to the Directors dated March 10, 2009 (except for notes 2 and 18(b),vi),iv) which are as of August 7, 2009) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 10, 2009 (except for notes 2 and 18(b),vi),iv) which are as of August 7, 2009)

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2008 and 2007 (restated for change in reporting currency)
(expressed in thousands of United States dollars)

	Note	2008	2007
		$	$
Assets			(Restated)
Current assets
Cash and cash equivalents		72,013	81,600
Silver bullion	4	-	15,977
Marketable securities	5a	10,923	33,609
Accounts receivable		2,772	2,938
Prepaid expenses and deposits		1,106	458
		86,814	134,582

Restricted cash	10	1,793	1,831
Other investments	6	21,803	45,645
Convertible debenture	5c	5,973	-
Valued added tax recoverable	7	30,332	9,642
Mineral property costs and property, plant, and equipment	8	421,190	306,232
Mineral property held-for-sale	8	-	6,919
		567,905	504,851
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable		20,438	9,756
Accrued liabilities		10,875	3,676
Accrued interest on convertible notes	9	2,066	-
Current portion of taxes payable		11,715	-
Current portion of asset retirement obligations	10	234	1,041
Foreign exchange derivatives	5b	-	1,429
		45,328	15,902
Asset retirement obligations	10	3,229	2,861
Taxes payable		3,370	-
Future income tax liability		22,335	25,557
Long-term convertible notes	9	104,046	-
		178,308	44,320
Non-controlling interest		496	615
		178,804	44,935
Shareholders' Equity
Share capital	11a	389,655	386,597
Value assigned to stock options	11b	36,502	27,706
Value assigned to convertible notes	9	37,383	-
Contributed surplus		510	510
Accumulated other comprehensive income (loss)		(19,569)	94,537
Deficit		(55,380)	(49,434)
		389,101	459,916

		567,905	504,851

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie”	“Peter W. Tomsett”
John R. Brodie, FCA	Peter W. Tomsett
(Chairman of the Audit Committee)	(Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Comprehensive Loss
For the years ended December 31, 2008, 2007 and 2006 (restated for change in reporting currency)
(expressed in thousands of United States dollars, except per share amounts)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Exploration and mineral property costs
Property examination and exploration		340	73	235
Mineral property costs written-off		-	-	89
Reclamation and accretion	10	318	728	1,879
		(658)	(801)	(2,203)
Expenses
Salaries and employee benefits		3,054	2,613	1,993
Depreciation		288	296	125
Professional fees		915	612	541
General and administration		4,774	4,702	3,549
Stock-based compensation	11b	9,601	13,955	11,405
Foreign exchange (gain) loss		(200)	3,282	66
		(18,432)	(25,460)	(17,679)
Other income (expenses)
Investment income		3,039	6,287	5,276
Financing fees	9	(3,773)	-	-
Interest expense on convertible notes	9	(2,726)	-	-
Gain on sale of silver bullion	4	23,699	-	-
Gain (loss) on sale of marketable securities		2,090	605	(2,343)
Unrealized gain (loss) on financial instruments held-for-trading	5a,b,c	114	(1,801)	-
Write-up (down) of marketable securities	5a	(4,891)	-	46
Write-down of other investments	6	(17,903)	(12,232)	-
Gain on sale of joint venture interest	8ii	-	-	30,865
Gain on sale of mineral property	8xvii	31,463	459	153
		31,112	(6,682)	33,997

Earnings (loss) before income taxes		12,022	(32,943)	14,115

Income taxes:
Current income taxes	8xvii	14,575	-	-
Future income taxes	3e	3,393	1,022	-
		17,968	1,022	-

Earnings (Loss) for the year		(5,946)	(33,965)	14,115

Weighted average shares outstanding (thousands)
Basic		62,694	62,148	58,652
Diluted		62,694	62,148	58,904
Earnings (Loss) per common share
Basic earnings (loss) per share		(0.09)	(0.55)	0.24
Diluted earnings (loss) per share		(0.09)	(0.55)	0.24

Comprehensive income (loss)
Loss for the year		(5,946)	(33,965)
Other comprehensive income (loss)
Translation adjustment		(97,587)	71,986
Unrealized loss on marketable securities, net of tax	5a	(14,785)	(4,967)
Reclassification of realized gain on sale of marketable securities, net of tax	5a	(1,734)	-
Other comprehensive income (loss) for the year		(114,106)	67,019
Comprehensive income (loss) for the year		(120,052)	33,054

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006 (restated for change in reporting currency)
(expressed in thousands of United States dollars)

	Note	2008	2007	2006
		$	$	$
			(Restated)
Operating activities
Earnings (Loss) for the year		(5,946)	(33,965)	14,115
Items not affecting cash
Depreciation		288	296	125
Stock-based compensation	11b	9,601	13,955	11,405
Asset retirement obligations		335	602	1,810
Mineral property costs written-off		-	-	89
Gain on sale of marketable securities	5a	(2,090)	(605)	2,343
Gain on sale of silver bullion	4	(23,699)	-	-
Gain on sale of joint venture interest		-	-	(30,865)
Gain on sale of mineral property		(31,463)	(459)	(153)
Unrealized gain on held-for-trading
financial instruments	5a,b	(114)	1,801	-
Accretion expense on convertible notes	9	1,283	-	-
Interest income on convertible debenture	5c	(339)	-	-
Write-down (up) of marketable securities	5a	4,891	-	(46)
Write-down of other investments	6	17,903	12,232	-
Future income tax expense	3e	3,393	1,022	-
Increase in non-current taxes payable		3,180	-	-
Foreign exchange loss (gain)		(9,163)	28,085	(7,831)
Donation of shares		-	893	206
Increase (decrease) in non-cash working capital items	15	12,847	(237)	(1,248)
Cash generated by (used in) operating activities		(19,093)	23,620	(10,050)

Financing activities
Proceeds from issuance of convertible notes	9	138,000	-	-
Financing costs related to equity portion of
convertible notes financing	9	(1,473)	-	-
Shares and warrants issued for cash		2,192	10,973	192,774
Share issue cash costs		-	-	(10,436)
Cash generated by financing activities		138,719	10,973	182,338

Investing activities
Mineral property costs		(61,861)	(39,774)	(34,720)
Property, plant and equipment		(107,814)	(42,386)	(3,181)
Increase in value added tax recoverable (net)		(24,401)	(7,629)	(1,170)
Net proceeds from sale of mineral property	8	22,435	-	11
Proceeds from sale of silver bullion	4	39,648	-	-
Proceeds from sale of marketable securities	5a	2,780	755	46,038
Reliant, net of cash		-	180	-
Increase in investment in restricted cash		-	-	(1,641)
Purchase of marketable securities		-	(3,394)	(333)
Other investments reclassified		-	(57,790)	-
Cash used in investing activities		(129,213)	(150,038)	5,004

Increase (decrease) in cash and cash equivalents		(9,587)	(115,445)	177,292

Cash and cash equivalents - Beginning of year		81,600	197,045	19,753

Cash and cash equivalents - End of year		72,013	81,600	197,045

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006 (restated for change in reporting currency)
(expressed in thousands of United States dollars)

			Values	Values		Accumulated
	Common Shares		assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2005	51,849	171,290	7,745	5,364	-	-	(33,947)	150,452
Unrealized gain on translation of non-	-	-	-	-	-	6,308	-	6,308
US dollar denominated accounts
Issued for cash:
Public offering	7,200	164,384	-	-	-	-	-	164,384
Exercise of options	669	5,773	-	-	-	-	-	5,773
Exercise of warrants	1,387	22,617	-	-	-	-	-	22,617
For mineral property	530	8,442	-	-	-	-	-	8,442
Value assigned to options granted	-	-	12,067	-	-	-	-	12,067
Value of options exercised	-	2,277	(2,277)	-	-	-	-	-
Value of warrants exercised	-	5,643	-	(4,929)	-	-	-	714
Donations	11	206	-	-	-	-	-	206
Share issue costs	-	(10,436)	-	-	-	-	-	(10,436)
Options expired	-	-	(75)	-	75	-	-	-
Warrants expired	-	-	-	(435)	435	-	-	-
Earnings (loss) for the year	-	-	-	-	-	-	14,115	14,115

Balance, December 31, 2006	61,646	370,196	17,460	-	510	6,308	(19,832)	374,642

Transition adjustment to opening	-	-	-	-	-	21,210	4,363	25,573
balance (note 2)
Issued for cash:
Exercise of options	887	10,973	-	-	-	-	-	10,973
For mineral property	9	338	-	-	-	-	-	338
Value assigned to options granted	-	-	14,443	-	-	-	-	14,443
Value of options exercised	-	4,197	(4,197)	-	-	-	-	-
Donations	27	893	-	-	-	-	-	893
Other comprehensive income (loss)	-	-	-	-	-	67,019	-	67,019
Earnings (loss) for the year	-	-	-	-	-	-	(33,965)	(33,965)

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive income (loss)	-	-	-	-	-	(114,106)	-	(114,106)
Earnings (loss) for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

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

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively “U.S. GAAP”), as they affect the company, are disclosed in note 18.

Change in reporting currency

Effective January 1, 2009, we changed our reporting currency from the Canadian dollar to the US dollar. The change in reporting currency is to better reflect our business activities and to provide investors with comparability to other companies in the mining industry. Prior to January 1, 2009, we reported our annual and quarterly consolidated financial statements in Canadian dollars. These financial statements and corresponding notes for periods prior to January 1, 2009 have been restated to the US dollar for comparison to 2009 financial results.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Change in reporting currency (Con’t)

These consolidated financial statements have been translated to US dollars in accordance with EIC-130. “Translation Method when the Reporting Currency differs from the Measurement Currency or there is a Change in the Reporting Currency”. These guidelines require that the comparative financial statements and corresponding notes are restated from Canadian dollars to US dollars using the current rate method. Under this method, all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations. As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations will be translated to US dollars using the temporal method on a prospective basis. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period. Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss) and Comprehensive Loss.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments (Con’t)

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the preproduction stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed each reporting period.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Recent accounting pronouncements (Con’t)

International Financial Reporting Standards (Con’t)

Process

  A diagnostic assessment of the key impact areas was completed.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES

	c)	Going Concern

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

The adoption of EIC-172 resulted in a reclassification of $4,363,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,022,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,393,000 of future income tax expense from other comprehensive loss to net loss in the current year.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000. As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,977,000. After taking into account fluctuations in foreign exchange, the sale results in a gain of $23,699,000. No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

5	FINANCIAL INSTRUMENTS

As at December 31, 2008, the carrying and fair values of our financial instruments by category are as follows:

						2008
				Other
	Held for	Loans &	Available	financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	($)	($)	($)	($)	($)	($)
Cash and cash equivalents	72,013	-	-	-	72,013	72,013
Marketable securities (note 5a)	-	-	10,923	-	10,923	10,923
Accounts receivable	-	2,772	-	-	2,772	2,772
Restricted cash (note 10)	-	-	1,793	-	1,793	1,793
Other investments (note 6)	-	-	21,803	-	21,803	21,803
Convertible debenture (note 5c) (1)	50	5,923	-	-	5,973	6,904
	72,063	8,695	34,519	-	115,277	116,208
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	31,313	31,313	31,313
Convertible notes (note 9) (2)	-	-	-	106,112	106,112	91,191
	-	-	-	137,425	137,425	122,504

(1)	The fair value of convertible debenture is estimated using the discounted cash flow method at market rate on the balance sheet date.

(2)	The fair value of convertible notes is estimated using average market quoted price provied by market makers in over-the-counter market on the balance sheet date.

As at December 31, 2007, the fair value of all financial instruments approximated their carrying value.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

	(a)	Marketable Securities

Pursuant to adoption of CICA Handbook Sections 3855 and EIC-172, we recorded an unrealized gain of $25,573,000 on marketable securities held by us at January 1, 2007. Of this amount, $4,363,000 was recorded in opening retained earnings, representing the tax benefit on recognition of previously unrecognized tax loss carryfowards. The remaining balance of $21,210,000 was adjusted to opening balance of accumulated other comprehensive income.

At December 31, 2008 and 2007, we held shares and share purchase warrants as follows:

	December 31, 2008			December 31, 2007
			Accumulated			Accumulated
			Unrealized			Unrealized
	Fair Value	Cost	Gains (losses)	Fair Value	Cost	Gains (losses)
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	3,165	3,938	(773)	10,133	4,881	5,252
Aurcana Corporation	1,470	1,470	-	-	-	-
Minco Silver Corporation	4,080	1,854	2,226	13,859	3,002	10,857
Silvermex Resources Ltd.	286	245	41	3,289	304	2,985
Canplats Resources Corporation	747	41	706	1,781	51	1,730
Geologix Explorations Inc.	188	188	-	2,247	911	1,336
Other investments	987	457	530	2,273	789	1,484
	10,923	8,193	2,730	33,582	9,938	23,644
Held-For-Trading Warrants
Esperanza Silver Corporation	-	340	(340)	27	421	(394)
Total Marketable Securities	10,923	8,533	2,390	33,609	10,359	23,250

For the year ended December 31, 2008, we recognized an unrealized loss of $19,911,000 (2007 -$6,515,000) on marketable securities designated as available-for-sale which was recorded in other comprehensive loss. This unrealized loss resulted in future income tax expense of $3,393,000 (2007 -$1,111,000), representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss. During the year, we also recorded a write-down of $4,891,000 for marketable securities with decline in fair values that were assessed as other-than-temporary.

We recorded an unrealized loss on marketable securities designated as held-for-trading of $27,000 (2007 - $362,000) during the year.

In July 2008, as part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received 15 million common shares of Aurcana Corporation (“Aurcana”). As at the date of the transaction, the Aurcana common shares had a fair value of $6,886,000 (C$6,900,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

	(b)	Foreign exchange derivatives

At December 31, 2007, we held various US foreign exchange option agreements with a negative fair value of $1,429,000. All of these foreign exchange contracts have been closed during the first quarter of 2008 and we have no outstanding foreign exchange option agreements at December 31, 2008.

	(c)	Convertible debenture receivable

As part of considerations received for sale of the Shafter Silver Project (See note 8(xvii)), we received a $9,980,000 (C$10,000,000) convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”). The Debenture has a three-year term, a coupon rate of 3% and is convertible into 6,600,000 Aurcana common shares at C$1.515 per share. The Debenture is fully secured by general assets of Aurcana.

The note receivable component of the Debenture is designated as loans and receivable. At initial recognition, the fair value of the note receivable component was estimated at $6,854,000 using the discounted cash flow model method at market rate. The note receivable component is accreted over an expected life of 3 years using the effective interest method. As at December 31, 2008, the book value of the note receivable component of the Debenture was $5,923,000. Interest and accretion income of $493,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is considered a derivative. The fair value of conversion feature was estimated, at initial recognition, to be $1,439,000 and is re-valued at each period end based on the Black-Scholes valuation model. As at December 31, 2008, the fair value of the conversion feature was $50,000. As a result, an unrealized loss of $1,389,000 on financial instruments held-for-trading was recorded to net earnings during the period.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Our foreign exchange risk arises primarily with respect to the US dollar and Argentine Peso. As at December 31, 2008, our exposure to the US dollar is as follows:

	December 31	December 31
	2008	2007
	US$	US$
Cash and cash equivalents	53,659	10,769
Restricted cash	1,637	1,637
Accounts payable and accrued liabilities	(8,387)	(3,028)
Convertible notes (Face value of $138million)	(106,112)	-

	(59,203)	9,378

As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would decrease (increase) our net earnings by $59,000.

As at December 31, 2008, our exposure to Argentine Peso (“ARS”) was ARS$1,800,000, which includes ARS$103,364,000 in value added tax recoverable, net of ARS$101,563,000 in accounts payable and accrued liabilities. With other variables unchanged, a ARS$0.01 strengthening (weakening) of Argentine Peso against the Canadian dollar would increase (decrease) our net earnings by $6,000.

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2008, the weighted average interest rate of our cash equivalents investment was 0.55% . With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $1,584,000.

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  global or regional consumption patterns;

  the supply of, and demand for, these metals;

  speculative activities;

  the availability and costs of metal substitutes;

  expectations for inflation; and

  political and economic conditions, including interest rates and currency values.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	FINANCIAL INSTRUMENTS (Cont’d)

Commodity Price Risk (Con’t)

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

We manage our credit risk on money market investments by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 90 days; and bank term deposits and bearer deposit notes, with a term of less than 90 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables, convertible debenture receivable (see note 5c) and other investments (see note 6). At December 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

Liquidity Risk

Liquidity risk represents our ability to fund future operating activities and investments. We manage liquidity risk by maintaining adequate cash and cash equivalent balances to meet short-term business requirements. If necessary, we may raise funds through the issuance of debt, equity, or monetization of non core assets. For example, in February 2008, we completed a $138,000,000, 4.5% convertible debenture due in 2028. In July 2008, we closed the sale of our Shafter Silver Project for total considerations of $38,133,000 (C$38,210,000). Subsequent to year end, we raised $92,650,000 through public offering of common shares (see note 19).

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
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	OTHER INVESTMENTS

As at December 31, 2008, we had a total of C$57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,645,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,232,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments. In January 2009, the Committee successfully obtained the final court approval to complete the restructuring. On January 28, 2009, we received the restructured notes with a face value of C$57,142,000. At the time of receipt of the restructured notes, we also received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000.

The face value of the restructured notes is allocated as follow:

o	C$26,542,000 in Class A-1 Notes
	•	Senior notes, with the other series of notes subordinated to them
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of Bankers’ Acceptance Rate (“BA”) less 0.5%.

o	C$21,944,000 in Class A-2 Notes
	•	Senior to the Class B and C Notes
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of BA Rate less 0.5%

o	C$3,983,000 in Class B Notes
	•	Senior to the Class C Notes
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of BA Rate less 0.5%

o	C$1,623,000 in Class C Notes
	•	Expected repayment in 8 years, contractual maturity in 47 years
	•	Coupon rate of BA plus 20.0%

o	C$658,000 in Class 3 IA Tracking Notes
	•	Maturity of 7 years
	•	Coupon rate equivalent to the lesser of: (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%

o	C$2,392,000 in Class 13 IA Tracking Notes
	•	Maturity of 5 years
	•	Coupon rate equivalent to the lesser of: (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	OTHER INVESTMENTS (Cont’d)

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee. Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $21,803,000, resulting in an impairment of $17,903,000 recorded in 2008. There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods. In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

7	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (“VAT”) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid is recoverable once the company reaches the production stage. In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property. The amount recoverable at December 31, 2008 is estimated to be $30,332,000 (2007 - $9,642,000).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008			December 31, 2007
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	162,872	-	162,872	160,715	-	160,715
Development property costs	95,960	-	95,960	86,913	-	86,913
Construction in progress	142,777	-	142,777	34,030	-	34,030
Mining equipment and machinery	18,728	(869)	17,859	23,145	(418)	22,727
Other	2,829	(1,107)	1,722	2,776	(929)	1,847
	423,166	(1,976)	421,190	307,579	(1,347)	306,232

During the year, the Company recorded $1,023,000 (2007 – $725,000; 2006 - $111,000) of depreciation on property, plant, and equipment, of which $288,000 (2007 – $296,000; 2006 - $125,000) was charged to the Consolidated Statements of Earnings (Loss) and Comprehensive Loss and $735,000 (2007 - $429,000; 2006 – ($14,000)) deferred as mineral property costs. We reclassified $17,835,000 of pre-operating costs incurred during the year ended December 31, 2008 from construction in progress to development property costs.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At December 31, mineral property costs are as follows:

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	December 31	December 31
	costs	costs	effects	2008	2007
	$	$	$	$	$

Exploration Projects

Argentina
Diablillos	4,515	10,288	-	14,803	12,231
Other	19	170	-	189	208
Australia
Bowdens	8,901	7,223	2,710	18,834	23,126
Other	2	202	-	204	249
Canada
Silvertip	1,485	257	-	1,742	2,114
Snowfield	102	7,617	-	7,719	4,543
Sulphurets	1,954	1,025	-	2,979	3,692
Sunrise Lake	1,008	58	-	1,066	1,317
Chile
Challacollo	2,411	4,273	342	7,026	8,458
Other	41	224	-	265	285
Mexico
Pitarrilla	10,981	44,477	1,534	56,992	51,744
San Marcial	1,021	644	41	1,706	2,043
Veta Colorada	3,689	790	210	4,689	4,970
Other	826	1,439	-	2,265	2,494
Peru
Berenguela	10,563	2,740	5,710	19,013	22,211
San Luis	354	14,026	571	14,951	11,591
Other	21	141	-	162	-
United States
Candelaria	2,434	3,008	330	5,772	6,714
Maverick Springs	565	1,884	46	2,495	2,725
	50,892	100,486	11,494	162,872	160,715
Development Project

Argentina
Pirquitas	45,981	39,138	10,841	95,960	86,913

	96,873	139,624	22,335	258,832	247,628

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	i)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

	ii)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a gain of $30,865,000.

	iii)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina. In October 2006, a production decision was made on this property. We incurred $155,992,000 on the property during the year, which includes $7,270,000 in exploration activities and $148,722,000 in mine construction and mining equipment.

	iv)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to $5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

	v)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

	vi)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada. The project is contiguous with the silver-gold Sulphurets project. In 2008, we received $360,000 of the previously accrued British Columbia Mining Exploration Tax Credit (“BCMETC”). An additional $1,013,000 of BCMETC was accrued and offset against exploration expenditures incurred during the year.

	vii)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	viii)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. The property is subject to a 5% net profits royalty interest.

	ix)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at $850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty can be acquired at any time for a total of $1,500,000.

	x)	Pitarrilla, Mexico

We own a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) $5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is $500,000.

	xi)	San Marcial, Mexico

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a $100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for $600,000.

	xii)	Veta Colorada, Mexico

In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, we will pay the vendors a total of $3,500,000, subject to a due diligence review. To December 31, 2005, we paid $170,000 in non-refundable payments to the vendors and in 2006 we completed the acquisition with a cash payment of $2,832,000 (C$3,300,000) plus $495,000 of IVA, which is refundable. The property is subject to a 1% net smelter returns royalty.

	xiii)	Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru. The consideration paid was $2,000,000 in cash (of which $600,000 was paid in 2005), 530,504 of our common shares with a fair value of $8,000,000 and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of $3,000,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	xiv)	San Luis, Peru

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation (“Esperanza”), with each party obtaining a 50% interest therein. In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property. The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. (“Reliant”). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first $500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next $1,500,000 of exploration expenditures in proportion to our respective interests. In March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture. Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

In April 2007, we commenced recording Reliant on a consolidated basis after the non-San Luis assets in Reliant were transferred to Esperanza. The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:

$(000)
Cash	170
Receivables and other current assets	27
Mineral property interest	4,098
Current liabilities	(321)
Non-controlling interest	(536)
3,438

xv)	Candelaria, U.S.A.

We own a 100% interest in the Candelaria silver property in Nevada and have lodged environmental bonding in the amount of $1,637,000 (note 10) relating to this property.

xvi)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (“Vista”) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. We and Vista have entered into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (“Newmont”) had a one time back-in right to acquire a 51% interest in the property. Newmont’s back-in right expired unexercised in 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	xvii)	Shafter, U.S.A.

We owned a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A.

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”). Under the terms of the agreement, Aurcana paid us total consideration of $38,133,000 (C$38,210,000) consisting of $22,954,000 (C$23,000,000) in cash, 15 million Aurcana common shares with a fair value of $6,886,000 and a $9,980,000 (C$10,000,000) convertible debenture with a fair value of $8,293,000 (see note 5(c)). After deducting transaction costs of $519,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

9	CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

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

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

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

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9	CONVERTIBLE NOTE (Cont’d)

The face value of the Notes has been allocated as follows for accounting purposes:

Allocation of gross proceeds
Gross proceeds	138,000
Fair value of debt component	(99,144)
Fair value of equity component	38,856

Convertible notes
Opening balance	99,144
Accretion expense	4,902
Interest accrued	5,223
Interest paid	(3,157)
Foreign exchange loss on revaluation	-
Ending balance	106,112

Accrued interest on convertible notes	2,066
Long-term convertible notes	104,046
Total convertible notes	106,112

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method. The fair value of the equity component was estimated using the residual value method. The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to net income for the period and $1,473,000 was charged to equity.

During 2008, accretion expense and interest expense related to the convertible notes were $5,033,000 and $5,373,000 respectively; $3,750,000 of accretion expense and $3,931,000 of interest expense were capitalized to construction in progress during the period resulting in $1,283,000 of accretion and $1,443,000 of interest expensed in the period.

10	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2008, we expensed $318,000 (2007 - $728,000) in on-going, non- legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2008, $3,463,000 (2007 - $3,902,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $234,000 (2007 - $1,041,000) is considered current.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

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

A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
	$	$

Balance, beginning of year	3,902	2,925

Liabilities settled during the year	(558)	(455)
Accretion expense	148	248
Foreign exchange (loss) gain	(800)	562
Revisions and new estimated cash flows	771	622
Balance, end of year	3,463	3,902

Balance sheet presentation
Current portion	234	1,041
Long-term portion	3,229	2,861
Balance, end of year	3,463	3,902

The provision for asset retirement obligations is based on the following key assumptions:

  Present value of total asset retirement obligations is $3,463,000 (2007 - $3,902,000), reflecting payments for approximately the next 10 years

  Total undiscounted value of these payments is $7,202,000 (2007 - $5,408,000)

  Present value determined using a credit adjusted risk-free rate of 8% - 12%

At December 31, 2008, we have lodged $1,793,000 (2007 - $1,830,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $156,000 (2007 -$193,000) is in the form of cash deposits and $1,637,000 (2007 - $1,637,000) as security for a $1,637,000 bond for the Candelaria property.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY

	(a)	Capital Stock

At December 31, 2008, we had unlimited authorized common shares and 62,755,547 common shares issued and outstanding (2007 – 62,569,447).

Subsequent to year end, we closed a public offering of 5,450,000 common shares for aggregate gross proceeds of $92,650,000 (see note 19).

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

The changes in stock options issued are as follows:

		2008		2007		2006
	Number	Weighted	Number	Weighted	Number	Weighted
	of shares	average	of shares	average	of shares	average
		exercise		exercise		exercise
		price		price		price
		C$		C$		C$

Options outstanding at January 1	4,419,350	27.77	4,455,950	22.68	2,613,200	12.85
Granted	810,000	15.47	985,000	37.54	2,551,500	29.30
Exercised	(186,100)	12.46	(886,600)	13.30	(668,750)	9.79
Expired / Forfeited	(27,000)	24.31	(135,000)	26.16	(40,000)	17.67
Options outstanding at December 31	5,016,250	26.37	4,419,350	27.77	4,455,950	22.68
Options exercisable at December 31	2,962,250	29.03	2,310,350	26.04	2,253,200	24.48

As of December 31, 2008, incentive stock options represent 8.0% (2007 – 7.1%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2008 was $2,576,000 (2007 - $23,411,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	SHAREHOLDERS’ EQUITY (Cont’d)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

				Weighted average
	Options	Options		remaining contractual
Exercise price	outstanding	exercisable	Expiry date	life
C$				(years)

10.50 – 18.73	1,599,750	969,750	Oct 2009 – Dec 2018	1.7
21.30 – 29.02	1,081,500	165,000	Jul 2011 – Aug 2013	3.8
32.08 – 40.62	2,335,000	1,827,500	Dec 2011 – Mar 2013	3.2
26.37	5,016,250	2,962,250		3.7

During the year ended December 31, 2008, 810,000 (2007 – 985,000) options were granted to employees, directors and consultants at a weighted average strike price of C$15.47 (2007 - C$37.54) and average fair value of C$8.59 (2007 - C$11.61) per option based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options. At December 31, 2008, the non-vested stock option expense not yet recognized was C$9,372,000 (2007 - C$13,412,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2008	2007	2006
	$	$	$
Consolidated Balance Sheets
Mineral property costs	61	488	662

Consolidated Statements of Earnings (Loss),
and Comprehensive Loss
Stock based compensation - Employee salaries and benefits	7,625	11,346	8,777
Stock based compensation - General and administration	1,976	2,609	2,628

	9,601	13,955	11,405

Total stock based compensation	9,662	14,443	12,067

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

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

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”). The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of $43.33 per common share upon specified events. On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). The convertible notes mature on March 1, 2028.

(d)	Deferred Share Units

Effective June 2008, we established a Deferred share unit (“DSUs”) plan for non-executive Directors. DSUs are issued at the market value of our common shares at the date of grant, in addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. For the year ended December 31, 2008, a total of 23,000 DSUs were granted with fair value of $492,000 (C$525,000). As a result of the decline in our share price during the year, a reversal of $64,000 (C$78,000) in fair value was recorded to general and administration expense. As at December 31, 2008, 23,000 DSUs were outstanding with a fair value of $365,000 (C$447,000) recorded in accrued liabilities. No DSUs were exercised in 2008.

(e)	Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,276,000 (2007 - $396,000; 2006 - $320,000) from companies related by common directors or officers. At December 31, 2008, accounts receivable include $42,000 (2007 - $112,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

13	CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties to provide an adequate return to shareholders
to maintain a flexible capital structure which optimizes the cost of capital to meet our long term debt obligations

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

14	INCOME TAXES

	i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006

Statutory tax rate	31.00%	34.10%	34.10%

	$	$	$
Earnings (loss) for the year before taxes	12,022	(32,943)	14,115

Provision for income taxes based on statutory rates	3,727	(11,234)	4,813
Differences in foreign tax rates	2,432	13	(9)
Foreign exchange	(1,033)	402	116
Tax benefits not recognized and other	12,842	11,841	(4,920)
	17,968	1,022	-

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14	INCOME TAXES (Cont’d)

ii)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2008	2007
	$	$
Future tax assets
Property, plant and equipment and resource properties	88,825	43,041
Capital and non-capital loss carry-forwards	22,604	22,426
Foreign resource pools	13,429	11,970
Share issuance costs	1,856	2,231
Marketable securities	915	-
Other investments	3,227	1,640
Other	-	2,219
Total future tax assets	130,856	83,527

Future tax liabilities
Resource properties	(127,095)	(80,614)
Marketable securities	-	(2,625)
Other	(2,067)	-
Total future tax liabilities	(129,162)	(83,239)

Valuation allowance for future tax assets (i)	(24,029)	(25,845)
Future income tax liability	(22,335)	(25,557)

(i)

Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.

iii)	At December 31, the company has the following estimated operating losses:

	2008	2007
	$	$

Argentina	13,977	9,118
Australia	9,006	8,839
Canada	10,507	9,490
Chile	108	102
Mexico	45,591	30,145
Peru	1,220	372
U.S.A.	7,223	8,188

The operating losses expire between 2009 and 2028, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2008, 2007 and 2006, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

Non-cash working capital activities were:

	2008	2007	2006
	$	$	$
Accounts receivable	(373)	813	(2,284)
Prepaid expenses and deposits	(1,692)	165	(118)
Accounts payable and current portion of ARO	279	(1,182)	778
Accrued liabilities	1,066	(33)	376
Accrued interest on convertible debt	2,229	-	-
Current portion of taxes payable	11,338	-	-
	12,847	(237)	(1,248)

Non-cash investing activities were:
	2008	2007	2006
	$	$	$

Non-cash investing activities
Shares acquired for sale of mineral property	-	837	220
Shares issued for mineral properties	-	(337)	(8,442)

During the year ended December 31, 2008, we paid a total of $3,117,000 (2007 - $nil; 2006 - $nil) in interest expense. No income tax was paid in 2008, 2007 or 2006.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 8. Substantially all of our earnings or losses for the years ended December 31, 2008, 2007 and 2006 were incurred in Canada. Segmented assets by geographic location are as follows:

							December 31, 2008
							United
	Argentina	Australia	Canada	Chile	Mexico	Peru	States	Total
	$	$	$	$	$	$	$	$
Mineral property
costs and property,
plant and equipment	271,589	19,036	14,531	7,292	65,901	34,575	8,266	421,190
Total assets	303,280	19,130	125,370	7,294	68,376	36,148	8,308	567,905

							December 31, 2007
							United
	Argentina	Australia	Canada	Chile	Mexico	Peru	States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	156,112	23,375	13,022	8,743	61,392	34,150	9,438	306,232

Total assets	172,619	23,519	183,895	8,869	64,930	34,620	16,399	504,851

17	COMMITMENTS

As at December 31, 2008, we have committed to payments under contractual obligations as follows:

	Less than	1-3 years	4-5 years	5+ years	Total
	1 year
	$	$	$	$	$

Lease obligations	246	495	336	-	1,077
Asset retirement obligations	234	1,346	983	2,147	4,710
Long-term convertible notes*	6,210	12,420	147,315	-	165,945
	6,690	14,261	148,634	2,147	171,732

*

Convertible notes are due in 2028 but expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2008			2007

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$
Assets
Current assets	86,814	-	86,814	134,582	-	134,582
Other investments	21,803	-	21,803	45,645	-	45,645
Convertible debenture	5,973	-	5,973	-	-	-
Value added tax recoverable	30,332	-	30,332	9,642	-	9,642
Mineral property costs (a)i)	258,832	(222,951)	35,881	254,547	(244,306)	10,241
Other property, plant and
equipment (a)vi)	162,358	3,600	165,958	58,604	-	58,604
Other assets	1,793	-	1,793	1,831	-	1,831
	567,905	(219,351)	348,554	504,851	(244,306)	260,545

Liabilities
Current liabilities	45,328	-	45,328	15,902	-	15,902

Long-term convertibles note (a)vi)	104,046	-	104,046	-	-	-
Other liabilities (a)i)	28,934	(22,335)	6,599	28,418	(25,557)	2,861

	178,308	(22,335)	155,973	44,320	(25,557)	18,763

Shareholders’ Equity
Share capital (a)iii)	389,655	(950)	388,705	386,597	(950)	385,647
Value assigned to:

Long-term convertible notes (a)vi)	37,383	-	37,383	-	-	-
Stock options (a)v)	36,502	(4,186)	32,316	27,706	(4,186)	23,520
Contributed surplus	510	-	510	510	-	510
Accumulated other
comprehensive income (a)ii)	(19,569)	5,230	(14,339)	94,537	(40,325)	54,212
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(55,380)	(197,110)	(252,490)	(49,434)	(173,288)	(222,722)

	389,101	(197,016)	192,085	459,916	(218,749)	241,167

Non-controlling interest	496	-	496	615	-	615
	567,905	(219,351)	348,554	504,851	(244,306)	260,545

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	2008	2007	2006
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	(5,946)	(33,965)	14,115
Mineral property costs for the year (a)i)	(37,763)	(35,200)	(40,367)
Gain on sale of mineral property (a)i)	6,948	-	-
Financing fees on convertible notes (a)vi)	3,600	-	-
Future income tax expense on marketable securities (a)ii)	3,393	1,022	-
Gain on sale of joint venture (a)i)	-	-	15,823
Mineral costs written-off during the year (a)i)	-	-	89

Loss in accordance with U.S. GAAP	(29,768)	(68,143)	(10,340)

Other comprehensive income (loss)
in accordance with Canadian GAAP	(114,106)	67,019	6,308
Translation adjustment	48,948	(43,666)	-
Future income tax expense on marketable securities (a)ii)	(3,393)	(1,022)	-
Unrealized gain (loss) on available-for-sale securities (a)ii)	-	-	15,062
Reclassification adjustment for realized (gain) loss on
available-for-sale securities	-	-	2,297

Other comprehensive income (loss)
in accordance with U.S. GAAP	(68,551)	22,331	23,667

Total comprehensive income (loss)
in accordance with U.S. GAAP	(98,319)	(45,812)	13,327

Basic weighted-average common shares (000’s)	62,694	62,148	58,652
Diluted weighted-average common shares (000’s)	62,694	62,148	58,904

Basic and diluted earnings (loss) per share	(0.47)	(1.10)	(0.18)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2008	2007	2006
	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(19,093)	23,620	(10,050)
Mineral property costs (a)i)	(37,763)	(33,943)	(31,697)
Financing fees on convertible notes (a)vi)	3,600	-	-
Pursuant to U.S. GAAP	(53,256)	(10,323)	(41,747)

Cash flows from financing activities
Pursuant to Canadian GAAP	138,719	10,973	182,338
Financing fees on convertible notes (a)vi)	(3,600)	-	-
Pursuant to U.S. GAAP	135,119	10,973	182,338

Cash flows from investing activities
Pursuant to Canadian GAAP	(129,213)	(150,038)	5,004
Mineral property costs (a)i)	37,763	33,943	31,697
Pursuant to U.S. GAAP	(91,450)	(116,095)	36,701

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

a)

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. For U.S. GAAP purposes, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, excluding periodic option payments meeting the definition of a mineral right, for which commercially mineable reserves do not exist. Future income taxes related to mineral property costs are reversed accordingly. When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets”, are viewed as a tangible asset and capitalized. Capitalized option payments are amortized over the option period as defined in the related option agreement. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

On July 17, 2008, we closed the sale of the Shafter Silver Project (see note 8(xvii)). For Canadian GAAP, the sale resulted in a gain of $31,463,000 after deducting carrying value of disposed assets and liabilities and transaction costs. For U.S. GAAP, the gain on sale of mineral property was increased by $6,948,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for- sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings. Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP. We recognized an adjustment of $25,573,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP. No similar adjustment would be recognized under U.S. GAAP in 2007. Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Under Canadian GAAP, as described in Note 3(e), effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income. Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000. Other comprehensive loss would increase and income tax expense would decrease by $3,393,000 (2007 - $1,022,000) during the year.

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
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)

For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 to December 31, 2008 between Canadian and U.S. GAAP.

vi)

The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP. In addition, under U.S. GAAP, related financing costs are classified as financing activities. Accordingly, financing fees charged to net income would decrease by $3,600,000.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i) Accounts receivable

	2008	2007
	$	$

Value added tax	241	407
Other receivables	2,531	2,531
	2,772	2,938

ii)	Development stage enterprise

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

Consolidated loss and deficit:

Period from
October 1, 1993
(inception) to
December 31, 2008
$

Mineral property exploration and reclamation	252,351
General and administration, salaries, professional fees	80,894
Other income	(80,000)
Net loss for the period from October 1, 1993 to December 31, 2008,
being the deficit accumulated during the development stage	253,244
Opening retained earnings, October 1, 1993	(755)
Ending deficit, December, 2008	252,490

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated cash flows:
Period from
October 1, 1993
(inception) to
December 31, 2008
$
Operating activities	(182,508)
Investing activities	(187,714)
Financing activities	441,360

Increase in cash and cash and cash equivalents	71,138
Cash and cash equivalents – October 1, 1993	875
Cash and cash equivalents – December 31, 2008	72,013

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus		(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Balance October 1, 1993		3,410	1,758	-	-	-	-	-	-	755	2,513
Issued for cash	0.58	2,810	1,631	-	-	-	-	-	-	-	1,631
Non-cash
- Mineral properties	0.56	25	14	-	-	-	-	-	-	-	14
- Allotted but not issued		-	-	-	-	-	-	-	-	-	-
- Assigned values to options issued		-	241	-	-	-	-	-	-	-	241
Gain (loss) for year		-	-	-	-	-	-	-	1,626	120	1,746
Balance September 30, 1994		6,245	3,644	-	-	-	-	-	1,626	875	6,145
Issued for cash
- Private placement	0.78	2,570	2,004	-	-	-	-	-	-	-	2,004
Non-cash
- Mineral properties	3.20	15	48	-	-	-	-	-	-	-	48
- Allotted shares issued	3.16	75	237	-	-	-	-	-	-	-	237
- Assigned values to options issued		-	14	-	-	-	-	-	-	-	14
Gain (loss) for year		-	-	-	-	-	-	-	(809)	(1,903)	(2,712)
Balance September 30, 1995		8,905	5,947	-	-	-	-	-	817	(1,028)	5,736
Issued for cash
- Private placement	3.30	2,550	8,426	-	-	-	-	-	-	-	8,426
- Special warrants	3.10	2,000	6,190	-	-	-	-	-	-	-	6,190
Non-cash
- Mineral properties	4.02	85	343	-	-	-	-	-	-	-	343
- Finder's fees		-	(429)	-	-	-	-	-	-	-	(429)
- Assigned values to options issued		-	13	-	-	-	-	-	-	-	13
Gain (loss) for year		-	-	-	-	-	-	-	(45)	(6,866)	(6,911)
Balance December 31, 1996		13,540	20,490	-	-	-	-	-	772	(7,894)	13,368

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	3.87	680	2,631	-	-	-	-	-	-	-	2,631
- Exercise of options	4.43	25	111	-	-	-	-	-	-	-	111
- For special warrants	3.33	745	2,478	-	-	-	-	-	-	-	2,478
Non-cash
- Mineral properties	3.83	311	1,192	-	-	-	-	-	-	-	1,192
- Finder's fees	3.87	20	77	-	-	-	-	-	-	-	77
- Assigned values to options issued		-	627	-	-	-	-	-	-	-	627
- Share issue costs		-	(245)	-	-	-	-	-	-	-	(245)
Gain (loss) for year		-	-	-	-	-	-	-	(416)	(14,359)	(14,775)
Balance December 31, 1997		15,321	27,361	-	-	-	-	-	356	(22,253)	5,464
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-	-
- Exercise of options	4.41	10	44	-	-	-	-	-	-	-	44
- For special warrants	4.26	630	2,681	-	-	-	-	-	-	-	2,681
Non-cash
- Mineral properties	2.97	85	252	-	-	-	-	-	-	-	252
- Assigned values to options issued		-	120	-	-	-	-	-	-	-	120
- Share issue costs		-	(221)	-	-	-	-	-	-	-	(221)
Gain (loss) for year		-	-	-	-	-	-	-	(351)	(4,941)	(5,292)
Balance December 31, 1998		16,046	30,237	-	-	-	-	-	5	(27,194)	3,048
Issued for cash
- Private placement	1.08	1,388	1,504	-	-	-	-	-	-	-	1,504
- Exercise of options	1.35	101	136	-	-	-	-	-	-	-	136
- Exercise of warrants	1.49	568	848	-	-	-	-	-	-	-	848
Non-cash
- Mineral properties	1.70	50	85	-	-	-	-	-	-	-	85
- On business combination	1.35	2,285	3,097	-	-	-	-	-	-	-	3,097
- Share issue costs		-	(90)	-	-	-	-	-	-	-	(90)
Gain (loss) for year		-	-	-	-	-	-	-	6	(6,710)	(6,704)
Balance December 31, 1999		20,438	35,817	-	-	-	-	-	11	(33,904)	1,924
Issued for cash
- Private placement	1.16	1,633	1,896	-	-	-	-	-	-	-	1,896
- Exercise of options	1.35	807	1,093	-	-	-	-	-	-	-	1,093
- Exercise of warrants	1.24	1,274	1,577	-	-	-	-	-	-	-	1,577

- Mineral properties	1.72	28	47	-	-	-	-	-	-	-	47
- Finder's fees	1.16	87	101	-	-	-	-	-	-	-	101
- Fractional shares repurchased		-	-	-	-	-	-	-	-	-	-
- Share issue costs		-	(104)	-	-	-	-	-	-	-	(104)
Gain (loss) for year		-	-	-	-	-	-	-	(10)	(4,470)	(4,480)
Balance December 31, 2000		24,267	40,427	-	-	-	-	-	1	(38,374)	2,054
Issued for cash
- Private placement	1.82	1,914	3,478	-	-	-	-	-	-	-	3,478
- Exercise of options	1.59	1,941	3,076	-	-	-	-	-	-	-	3,076
- Exercise of warrants	1.21	1,733	2,091	-	-	-	-	-	-	-	2,091
Non-cash
- Mineral properties	2.23	1,000	2,230	-	-	-	-	-	-	-	2,230
- Finder's fees	1.82	59	108	-	-	-	-	-	-	-	108
- Assigned value to warrants issued		-	-	-	-	252	-	-	-	-	252
- Share issue costs		-	(128)	-	-	-	-	-	-	-	(128)
Gain (loss) for year		-	-	-	-	-	-	-	-	(11,852)	(11,852)
Balance December 31, 2001		30,914	51,282	-	-	252	-	-	1	(50,226)	1,309

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	3.26	4,750	15,459	-	-	-	-	-	-	-	15,459
- Exercise of options	2.03	696	1,414	-	-	-	-	-	-	-	1,414
- Exercise of warrants	2.40	1,584	3,806	-	-	-	-	-	-	-	3,806
Non-cash
- Mineral properties	4.90	199	973	-	-	-	-	-	-	-	973
- Finder's fees	3.10	80	250	-	-	-	-	-	-	-	250
- On conversion of conv. Debenture	4.49	361	1,619	-	-	-	-	-	-	-	1,619
- For mineral properties payables	4.25	597	2,538	-	-	-	-	-	-	-	2,538
- Assigned values to options issued		-	-	-	125	-	-	-	-	-	125
- Assigned value of exercised op/wts		-	262	-	(10)	(252)	-	-	-	-	-
- Donations	3.17	10	32	-	-	-	-	-	-	-	32
- Share issue costs		-	(508)	-	-	-	-	-	-	-	(508)
Gain (loss) for year		-	-	-	-	-	-	-	809	(14,920)	(14,111)
Balance December 31, 2002		39,191	77,127	-	115	-	-	-	810	(65,146)	12,906
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-	-
- Exercise of options	3.09	536	1,656	-	-	-	-	-	-	-	1,656
- Exercise of warrants	3.09	2,780	8,580	-	-	-	-	-	-	-	8,580
- Subscriptions receive on warrants		-	-	350	-	-	-	-	-	-	350
Non-cash
- Mineral properties	5.38	88	474	-	-	-	-	-	-	-	474
- On settlement of interest	5.82	10	58	-	-	-	-	-	-	-	58
- Assigned values to options issued		-	-	-	145	-	-	-	-	-	145
- Assigned value of exercised options		-	128	-	(128)	-	-	-	-	-	-
- Share issue costs		-	(42)	-	-	-	-	-	-	-	(42)
Gain (loss) for year		-	-	-	-	-	-	-	5,591	(10,277)	(4,686)
Balance December 31, 2003		42,605	87,981	350	132	-	-	-	6,401	(75,423)	19,441
Issued for cash
- Private placement	9.68	2,955	28,609	-	-	5,254	-	-	-	-	33,863
- Exercise of options	4.33	526	2,277	-	-	-	-	-	-	-	2,277
- Exercise of warrants	3.84	2,687	10,311	-	-	-	-	-	-	-	10,311
Non-cash
- Mineral properties	14.92	2,680	39,991	-	-	-	-	-	-	-	39,991
- Finder’s fees	9.69	31	303	-	-	148	-	-	-	-	451
- Assigned values to options issued		-	-	-	41	-	-	-	-	-	41
- Assigned value of exercised options		-	118	-	(66)	-	-	-	-	-	52
- shares issued on warrant	3.76	93	350	(350)	-	-	-	-	-	-	-
subscriptions
- Share issue costs		-	(1,166)	-	-	-	-	-	-	-	(1,166)
Gain (loss) for year		-	-	-	-	-	-	-	-	(46,910)	(46,910)
Adjustment for stock-based comp.		-	-	-	-	-	-	-	(4,631)		(4,631)
Balance – December 31, 2004		51,577	168,774	-	107	5,402	-	-	1,770	(122,333)	53,720
Issued for cash
- Exercise of options	5.13	259	1,329	-	-	-	-	-	-	-	1,329
- Exercise of warrants	15.27	10	153	-	-	-	-	-	-	-	153
Non-cash											-
- Mineral properties	11.72	3	37	-	-	-	-	-	-	-	37
- Assigned values to options issued		-	-	-	3,462	-	-	-	-	-	3,462
- Assigned value of exercised options		-	10	-	(10)	-	-	-	-	-	-
- Assigned value of exercised warrants		-	38	-	-	(38)	-	-	-	-	-
Gain (loss) for year		-	-	-	-	-	-	-	6,444	(21,906)	(15,462)
Balance – December 31, 2005		51,849	170,341	-	3,559	5,364	-	-	8,214	(144,239)	43,239

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$		$	$	$	$	$	$	$	$	$
Issued for cash
- Public offering	22.83	7,200	164,384	-	-	-	-	-	-	-	164,384
- Exercise of options	8.63	669	5,773	-	-	-	-	-	-	-	5,773
- Exercise of warrants	16.31	1,387	22,617	-	-	-	-	-	-	-	22,617
Non-cash
- Mineral properties	15.91	530	8,442	-	-	-	-	-	-	-	8,442
- Assigned values to options issued		-	-	-	12,067	-	-	-	-	-	12,067
- Assigned value of exercised options		-	2,277	-	(2,277)	-	-	-	-	-	-
- Assigned value of exercised warrants		-	5,643	-	-	(4,929)	-	-	-	-	714

- Donations	18.71	11	206	-	-	-	-	-	-	-	206
- Share issue costs		-	(10,436)	-	-	-	-	-	-	-	(10,436)
- Options expired/forfeited		-	-	-	(75)	-	-	75	-	-	-
- Warrants expired		-	-	-	-	(435)	-	435	-	-	-
Gain (loss) for year		-	-	-	-	-	-	-	23,667	(10,340)	13,327
Balance – December 31, 2006		61,646	369,247	-	13,274	-	-	510	31,881	(154,579)	260,333
Issued for cash
- Exercise of options	3.71	887	10,973	-	-	-	-	-	-	-	10,973
Non-cash
- Mineral properties	6.55	9	337	-	-	-	-	-	-	-	337
- Assigned values to options granted		-	-	-	14,443	-	-	-	-	-	14,443
- Assigned value of exercised options		-	4,197	-	(4,197)	-	-	-	-	-	-
- Donations		27	893	-	-	-	-	-	-	-	893
Other comprehensive loss for year		-	-	-	-	-	-	-	22,331	-	22,331
Gain (loss) for year		-	-	-	-	-	-	-	-	(68,143)	(68,143)
Balance - December 31, 2007		62,569	385,647	-	23,520	-	-	510	54,212	(222,722)	241,167
Issued for cash
- Exercise of options	11.78	186	2,192	-	-	-	-	-	-	-	2,192
Non-cash											-
- Assigned values to options granted		-	-	-	9,662	-	-	-	-	-	9,662
- Assigned value of exercised options		-	866	-	(866)	-	-	-	-	-	-
- Assigned value to convertible notes		-	-	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss for year		-	-	-	-	-	-	-	(68,551)	-	(68,551)
Gain (loss) for year		-	-	-	-	-	-	-	-	(29,768)	(29,768)
Balance - December 31, 2008		62,755	388,705	-	32,316	-	37,383	510	(14,339)	(252,490)	192,085

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) for the year ending December 31, 2008 was $402,000 (2007 - $298,000; 2006 - $235,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2008	1,204
Decreases based on tax positions related to the current year	(857)
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at December 31, 2008	347

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
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

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

		Quoted prices	Significant
		in active	other	Significant
	Fair market	markets for	observable	unobservable
	value	identical assets	inputs	inputs
		Level 1	Level 2	Level 3
Available-for-sale securities	10,923	10,923	-	-
Convertible debenture receivable	5,923	-	5,923	-
Other Investments	21,803	-	-	21,803
Derivatives	50	-	50	-
Long-term convertible debt	(91,191)	-	(91,191)	-

Total	(52,492)	10,923	(85,218)	21,803

ii)

In February 2007, FASB issued SFAS No. 159, “Fair Value Option For Financial Assets and Liabilities”, which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

iii)

In December 2007, FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non-controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, except for the presentation and disclosure requirements which require retrospective application. The adoption of SFAS 160 non-controlling interests as required at January 1, 2009 did not have a material effect on the company’s results of operations or financial position; however, the company retrospectively applied the disclosure requirements in these consolidated financial statements.

iv)

In May 2008, FASB issued FSP APB 14-1, which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion. FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and U. S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U. S. GAAP.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

vii)	Impact of recently issued accounting standards

	i)	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The statement is effective for periods beginning on or after December 15, 2008. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position, until the company enters into a business combination.

ii)

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
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	SUBSEQUENT EVENTS

(a)

In February 2009, we closed a public share offering of 5,450,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $92,650,000. After deducting underwriting fees and estimated offering expenses of $5,533,000, net proceeds were $87,117,000.

(b)

In February 2009, Geologix Explorations Inc. elected not to exercise its option to acquire 100% interest in the San Agustin property. As a result, the San Agustin property, which contains a resource estimate of 1.61 million ounces of indicated gold, 1.08 million ounces of inferred gold, 48.3 million ounces of indicated silver and 37.3 million ounces of inferred silver, was returned to us.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the registrant’s annual report on its behalf.

Silver Standard Resources Inc.
(Company)

By:	/s/ Robert A. Quartermain
Robert A. Quartermain, President & Director

Date: August 10, 2009