Form 20-F/A
period 2008-12-31
SILVER STANDARD RESOURCES INC
filed 2010-02-02
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

Commission file number	0-26424

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
☑   Yes    ☐    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐   Yes    ☑    No

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

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐     Item 17    ☑    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐     Yes    ☑    No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐     Yes    ☐    No

ii

EXPLANATORY NOTE

The purpose of filing this Amendment No. 2 to the Annual Report on Form 20-F of Silver Standard Resources Inc. is to provide a discussion on the results of operations and changes in financial condition for the year ended December 31, 2006.  We have amended Part I, Item 5 (Operating and Financial Review and Prospects) to include a discussion of operating results and changes in financial condition for the year ended December 31, 2006.  Except as described above, no other changes have been made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as amended by Amendment No. 1 to the Annual Report on Form 20-F filed August 10, 2009.  Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, update or restate the information in any Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART I

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

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the years ended December 31, 2008, 2007 and 2006 is prepared as of March 10, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in US dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

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

Pirquitas Project Construction Update

During the year, we incurred approximately $129.2 million of capital and $17.8 million for preoperating costs as we hired personnel to begin establishing infrastructure for operations and $7.3 million of exploration expenditures on the Pirquitas property in Argentina. Pirquitas is on track with process commissioning underway and commencement of ore delivery to the silver circuit in the first quarter of 2009.

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

As of December 31, 2008, the Company had expended $194 million of the total estimated construction costs of $230 million.

Financial Summary for 2008

•	We recorded a loss for the year of $5.9 million or $0.09 per share. Significant items incurred during the year include:

o	$17.9 million write-down on asset-backed commercial paper;

o	$9.6 million non-cash stock based compensation;

o	$4.9 million mark to market write-down of marketable securities;

o	$4.8 million general and administration expense;

o	$3.4 million future income tax expense;

o	$3.8 million financing fees associated with the convertible debt financing;

o	$2.7 million interest expense on convertible debt;

o	$1.2 million current income tax expense;

         offset by:

o	$23.7 million gain on sale of silver bullion;

o	$18.1 million after-tax gain on sale of the Shafter Silver Project.

•
We incurred $7.3 million (2007 - $5.8 million, 2006 - $4.4 million) for exploration, $17.8 million (2007 - $nil, 2006 - $nil) for pre-operating costs, and $129.2 million (2007 - $50.4 million, 2006 - $1.6 million) for construction and mining equipment at the Pirquitas property during the year.

•
We incurred total expenditures of $36.2 million (2007 - $33.7 million, 2006 - $30.3 million) to advance our other key properties during the year.  Significant expenditures include $17.3 million (2007 - $16.4 million, 2006 - $18.6 million) for exploration at the Pitarrilla Project in Mexico, $6.5 million (2007 - $7.6 million, 2006 - $1.2 million) for exploration at the San Luis Project in Peru, $5.7 million (2007 - $4.4 million, 2006 - $0.4 million) for exploration at the Diablillos Project in Argentina, and $4.6 million (2007 - $2.4 million, 2006 - $1.7 million) for exploration at the Snowfield Project in Canada.

•	We successfully completed a $138 million convertible debt financing for net proceeds of $132.8 million after fees and commissions.

•	We sold our silver bullion at an average price of $20.30 per ounce for proceeds of $39.6 million.

•
We closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation for total consideration of $38.1 million.  The transaction resulted in a pre-tax gain of $31.5 million (after-tax gain of $18.1 million).

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

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted; however, exemptive relief requires approval of the Canadian Securities Administrators.

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

Financial Review

For the year ended December 31, 2008, we recorded a net loss of $5,946,000 ($0.09 per share), compared to a net loss of $33,965,000 ($0.55 per share) in 2007 and earnings of $14,115,000 ($0.24 per share) in 2006.  A discussion on the various components of the expense and income items compared to the prior year follows:

Financial Results from Operations

2008 Compared to 2007

The following is a summary and discussion on the various components of the expenses and income items recorded during 2008 compared to 2007:

	Year ended December 31,
	2008	2007
Exploration costs	$(000)	$(000)

Property examination and exploration	340	73
Reclamation and accretion	318	728

	658	801

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

	Year ended December 31,
	2008	2007
Expenses	$(000)	$(000)

Salaries and employee benefits	3,054	2,613
Depreciation	288	296
Professional fees	915	612
General and administration	4,774	4,702
Stock-based compensation	9,601	13,955
Foreign exchange (gain) loss	(200)	3,282

	18,432	25,460

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

	Year ended December 31,
	2008	2007
Other income (expenses)	$(000)	$(000)

Investment income	3,039	6,287
Financing fees	(3,773)	-
Interest expense on convertible debt	(2,726)	-
Gain on sale of silver bullion	23,699	-
Gain on sale of marketable securities	2,090	605
Unrealized gain (loss) on financial instruments held-for-trading	114	(1,801)
Write-down of marketable securities	(4,891)	-
Write-down of other investments	(17,903)	(12,232)
Gain on sale of mineral property	31,463	459

	31,112	(6,682)

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

Write-down of other investments in 2008 of $17,903,000 (2007 - $12,232,000) relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other Investments” in the “Liquidity” section and in the Critical Accounting Estimate sections.

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

2007 Compared to 2006

The following is a summary and discussion on the various components of the expenses and income items recorded during 2007 compared to 2006:

	Year ended December 31,
	2007	2006
Exploration costs	$(000)	$(000)

Property examination and exploration	73	235
Mineral property costs written-off	-	89
Reclamation and accretion	728	1,879

	801	2,203

We incurred $73,000 in property examination and exploration expenditures in 2007 compared to $235,000 in 2006.  As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2007.  In 2006, $120,000 of the amount spent on grass roots exploration was in Peru and $79,000 in Mexico.

In 2006, we recorded a write-off of mineral property costs of $89,000 related to one property in Mexico and one property in Argentina.

Reclamation and accretion expense in 2007 amounted to $728,000 compared to $1,879,000 in 2006.  The various components of the expense were: $200,000 of accretion expense in 2007 compared to $214,000 in 2006; $126,000 of cash site restoration and clean-up costs in 2007 compared to $68,000 in 2006; and $402,000 due to changes in estimates of the amount or timing of future cash expenditures in 2007 compared to $1,597,000 in 2006.  In 2006, a significant one-time increase to reclamation provision was recorded for the Silver Standard Mine property in northern British Columbia following regulatory filing of an environmental report.

	Year ended December 31,
	2007	2006
Expenses	$(000)	$(000)

Salaries and employee benefits	2,613	1,993
Depreciation	296	125
Professional fees	612	541
General and administration	4,702	3,549
Stock-based compensation	13,955	11,405
Foreign exchange (gain) loss	3,282	66

	25,460	17,679

Salaries and employee benefits for 2007 were $2,613,000 compared to $1,993,000 in 2006.  The $620,000 increase in salaries and benefits over 2006 is the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2007.

Depreciation expense during 2007 was $296,000 compared to $125,000 recorded in 2006.  The increase is mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

Professional fees include fees for the annual audit, accounting, tax and legal services.  Total costs for 2007 were $612,000 compared to $541,000 in 2006.  The $71,000 increase in expenses in 2007 over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties.

General and administrative expenses for 2007 were $4,702,000 compared to $3,549,000 in 2006.  The $1,153,000 increase over 2006 is attributed to several factors.  In 2007, we donated shares to an education institution in the amount of $893,000 comparing to $206,000 in 2006.  As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in education relating to the mining industry.  Consulting fees for recruiting agencies have also increased in 2007 for hiring of senior officers and technical staff as we move towards production.  Other areas where we experienced higher general and administrative costs were in the areas of listing and filing fees, travel, and director expenses.

Stock-based compensation expense for 2007 was $13,955,000 compared to $11,405,000 in 2006.  The $2,550,000 increase in the current year’s expense relates to more options outstanding and the amortization of previously issued options.  Of the current year’s expense, $2,609,000 related to general and administration for directors and consultants, as compared to $2,628,000 in 2006 and $11,346,000 related to employee salaries and benefits, as compared to $8,777,000 in 2006.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $488,000 in stock-based compensation was assigned to mineral property costs in 2007 compared to $662,000 in 2006.

	Year ended December 31,
	2007	2006
Other income (expenses)	$(000)	$(000)

Investment income	6,287	5,276
Gain on sale of marketable securities	605	(2,343)
Unrealized loss on financial instruments held-for-trading	(1,801)	-
Write-up of marketable securities	-	46
Write-down of other investments	(12,232)	-
Gain on sale of joint venture interest	-	30,865
Gain on sale of mineral property	459	153

	(6,682)	33,997

Investment income was $6,287,000 for 2007 compared to $5,276,000 in 2006.  The increase in investment income is due to more funds available for investment subsequent to closing of the $153,948,000 public offering in May 2006.

In 2007, we sold 250,000 shares of Minco Silver Corp. for a $605,000 gain on sale of marketable securities.  In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp.  We received 1,950,000 common shares of Pan American valued at $48,017,000 recording a gain on sale of $30,865,000.  During the last quarter of 2006, we sold all our Pan American shares for proceeds of $45,639,000, resulting in a $2,724,000 loss on sale of marketable securities.  This loss was partially offset by a $381,000 gain on sale of other marketable securities for a net loss on sale of marketable securities of $2,343,000 in 2006.

The unrealized loss on financial instruments held-for-trading of $1,801,000 primarily relates to the re-valuation of foreign exchange options.  In 2007, we entered into numerous US dollar forward contracts to manage our exposure to fluctuation in US dollar exchange rates.  As at year end, the mark-to-market adjustment of these derivative instruments result in an unrealized loss of $1,429,000.

Write-down of other investments of $12,232,000 relates to the impairment in estimated fair value of our investment in ABCP, which is further discussed in “Other Investments” in the “Liquidity” section and in the Critical Accounting Estimate sections.

In 2007, we also sold a number of mineral properties for a gain of $459,000 compared to gains of $153,000 in 2006.

	Year ended December 31,
	2007	2006
Income taxes	$(000)	$(000)

Future income taxes	1,022	-

	1,022	-

Future income tax expense was $1,022,000 for 2007 and $nil in 2006.  In September 2008, we retrospectively adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.

Future income tax expense reflects the tax effect on change in fair value of our marketable securities, which decreased during the year.  This guidance resulted in reclassification of $4,363,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007 and $1,022,000 of future income tax expense was reclassified from other comprehensive loss to net loss for the year ended December 31, 2007.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31,
	2008	2007	2006
	$(000)	$(000)	$(000)

Total revenues	nil	nil	nil
Earnings (loss) for year	(5,946)	(33,965)	14,115
Other comprehensive loss for the year	(114,106)	(67,019)	-
Basic and diluted earnings (loss) per share	(0.09)	(0.55)	0.24
Total assets	567,905	504,851	404,199
Long term debt	104,046	nil	nil
Working capital	41,486	118,680	214,738
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

	Total	Earnings		Earnings (Loss)
Quarter ending	Revenues	(Loss)		Per Share
(unaudited)	$	$(000)		$
December 31, 2008	nil	(14,312)	(1)	(0.23)
September 30, 2008	nil	11,951	(2)	0.19
June 30, 2008	nil	(5,913)	(3)	(0.09)
March 31, 2008	nil	2,328	(4)	0.04
December 31, 2007	nil	(14,375)	(5)	(0.23)
September 30, 2007	nil	(12,429)	(6)	(0.20)
June 30, 2007	nil	(6,382)	(7)	(0.10)
March 31, 2007	nil	(779)		(0.01)

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

(4)
Includes $23,699,000 gain on sale of silver bullion, $2,825,000 foreign exchange gain, $1,391,000 gain on financial instruments held-for-trading and $974,000 gain on sale of marketable securities net of $17,903,000 write-down in fair value of asset-backed commercial paper.

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

During the fourth quarter of 2008, total capital expenditures on the Pirquitas Project were $49,095,000 (2007 - $25,790,000), which includes $47,989,000 (2007 - $11,955,000) in construction and mining equipment and $1,106,000 (2007 - $11,461,000) in exploration costs.  Other significant mineral property expenditures include $3,576,000 (2007 - $4,659,000) for Pitarrilla, $1,912,000 (2007 - $2,509,000) for Diablillos and $1,698,000 (2007 - $1,541,000) for San Luis.

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

Operating Activities

Cash flow used in operations totalled $19,093,000 in 2008, compared to cash generated by operations of $23,620,000 in 2007.  The decrease in cash flow generated in 2008 compared to 2007 is attributable to a foreign exchange gain on our funds held in US dollars, offset by financing fees and interest expense related to issuance of convertible debt, additional salaries, professional fees and general and administrative costs.

Cash flow generated by operations totalled $23,620,000 in 2007, compared to cash used in operations of $10,050,000 in 2006.  This increase in cash flow generated by operations from 2006 to 2007 is primarily the result of a foreign exchange loss on our funds held in US dollars.

Financing Activities

During 2008, a net total of $138,719,000 was raised through financing activities as compared to $10,973,000 in 2007 and $182,338,000 in 2006.  The following table shows how the funds were raised:

	Year ended December 31,
	2008	2007	2006
Financing activities	$(000)	$(000)	$(000)

Proceeds from issuance of convertible notes	138,000	-	-
Financing costs related to equity portion
of convertible notes financing	(1,473)	-	-
Shares and warrants issued for cash	2,192	10,973	192,774
Share issue cash costs	-	-	(10,436)

	138,719	10,973	182,338

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

A total of 186,100 shares were issued on the exercise of stock options for total proceeds received of $2,192,000 in 2008 compared to 886,600 shares issued on the exercise of stock options for total proceeds received of $10,973,000 in 2007 and 668,750 shares in 2006 for total proceeds received of $5,773,000.  The weighted average price received on the exercise of options was $11.78 per share in 2008 compared to $12.38 in 2007 and $8.63 in 2006.  In 2006, 1,386,625 warrants were exercised for proceeds of $22,617,000 with a weighted average price received of $16.31 per share.

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $164,384,000.  The price received was $23.00 per share.  After deducting underwriting fees and offering expenses of $10,436,000, net proceeds were $153,948,000.

Investing Activities

Mineral Properties and Capital Expenditures

We spent $61,861,000 (2007 - $39,774,000, 2006 - $34,720,000) for exploration and $107,814,000 (2007 - $42,386,000, 2006 - $3,181,000) for construction and mining equipment during the year.  A summary of the exploration expenditures by mineral property follows:

	Year ended December 31,
	2008	2007	2006
	$(000)	$(000)	$(000)

Bowdens	245	565	510
Candelaria	282	299	354
Challacollo	213	1,859	359
Diablillos	5,663	4,436	359
Pitarrilla	17,866	16,360	18,588
San Luis	6,549	7,626	1,236
Snowfield	4,643	2,392	1,685
Veta Colorada	567	74	3,618
Other	1,075	1,146	3,562
Change in non-cash working capital	(347)	(1,050)	-

	36,756	33,707	30,271

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

Pirquitas Project

A total of $136,441,000 was incurred at the Pirquitas property in Argentina during the year, compared to a total of $56,182,000 in 2007 and $6,059,000 in 2006, which includes $129,171,000 (2007 - $50,351,000, 2006 - $1,610,000) on mine construction and mining equipment and $7,270,000 (2007 - $5,831,000, 2006 - $4,449,000) in exploration activities.

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

San Luis Project

A total of $6,549,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $7,626,000 in 2007 and $1,236,000 in 2006.

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

Pitarrilla Project

A total of $17,866,000 was spent on our Pitarrilla Project in Mexico during the current year compared to $16,360,000 in 2007 and $18,588,000 in 2006.

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

Diablillos Project

A total of $5,663,000 was spent at the wholly-owned Diablillos Project in Argentina during the year compared to $4,436,000 in 2007 and $359,000 in 2006.

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

Snowfield Project

A total of $4,643,000 was spent at the wholly-owned property in Canada during the year compared to $2,392,000 in 2007 and $1,685,000 in 2006.

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

Financial Position

Cash

At December 31, 2008, we had a cash and cash equivalent balance of $72,013,000 as compared to $81,600,000 at December 31, 2007.  The increase is mainly attributed to:

•	$138,000,000 raised from the convertible debt financing in February;

•	$39,648,000 cash proceeds from sale of silver bullion in March;

•	$22,954,000 cash proceeds from the sale of the Shafter Project in July;

net of:

•	$61,861,000 (2007 - $39,774,000) spent on mineral properties;

•	$107,814,000 (2007 - $42,386,000) spent to advance the development of Pirquitas.

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

On January 28, 2009, we received the restructured notes with a face value of C$57,142,000 and first interest payment of $1,630,000.

The face value of the restructured notes is allocated as follow:

o	C$26,542,000 in Class A-1 Notes

▪	Senior notes, with the other series of notes subordinated to them

▪	Expected repayment in 8 years, contractual maturity in 47 years

▪	Coupon rate of Bankers’ Acceptance Rate (“BA”) less 0.5%.

o	C$21,944,000 in Class A-2 Notes

▪	Senior to the Class B and C Notes

▪	Expected repayment in 8 years, contractual maturity in 47 years

▪	Coupon rate of BA Rate less 0.5%.

o	C$3,983,000 in Class B Notes

▪	Senior to the Class C Notes

▪	Expected repayment in 8 years, contractual maturity in 47 years

▪	Coupon rate of BA Rate less 0.5%.

o	C$1,623,000 in Class C Notes

▪	Expected repayment in 8 years, contractual maturity in 47 years

▪	Coupon rate of BA Rate plus 20.0%.

o	C$658,000 in Class 3 IA Tracking Notes

▪	Maturity of 7 years

▪	Coupon rate equivalent to the lesser of : (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%.

o	C$2,392,000 in Class 13 IA Tracking Notes

▪	Maturity of 5 years

▪	Coupon rate equivalent to the lesser of : (i) the rate of return generated by the specific underlying assets; and (ii) BA plus 11.0%.

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

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at March 10, 2009, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price C$	Remaining Life (years)
Capital stock	68,233,047
Stock options	4,988,750	$10.50 - $40.62	0.8 - 9.8
Fully diluted	73,221,797

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

Risks and Uncertainties

As a mineral exploration and development company, we are exposed to a number of risks and uncertainties.  See Item 3.D.-“Risk Factors”.

•	Research and Development, Patents and Licenses, etc.

We are a mineral exploration and development company with no producing properties and, as such, the information required by this item is inapplicable.

•	Trend Information

We are a mineral exploration and development company with no producing properties, and, as such, the information required by this item is inapplicable.

•	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

•	Tabular Disclosure of Contractual Obligations.

See Item 5.B – “Liquidity and Capital Resources”.

•	Safe Harbor.

See “Note Regarding Forward-Looking Statements”.

PART III

Item 19      Exhibits

All financial statements and exhibits referred to in this Item 19 are incorporated by reference into this Annual Report.

Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2008, 2007 and 2006 (in U.S. Dollars)	*

Auditors’ Report, dated August 7, 2009	*

Consolidated Balance Sheets as at December 31, 2008 and December 31, 2007 (in U.S. Dollars)	*

Consolidated Statements of Earnings (Loss) and Comprehensive Loss for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	*

Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	*

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	*

Notes to Consolidated Financial Statements for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 (in U.S. Dollars).	*
__________
*	Previously filed.

B.	Exhibits

Exhibit Number	Description
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

12.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
__________
*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the registrant’s annual report on its behalf.

Silver Standard Resources Inc. (Company)

		By:	/s/ A.E. Michael Anglin
A.E. Michael Anglin, Interim President, CEO & Director

Date:	February 2, 2010

Exhibit 12.1

CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, A.E. Michael Anglin, certify that:

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	February 2, 2010

/s/ A.E. Michael Anglin
A.E. Michael Anglin Interim President and CEO

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

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	February 2, 2010

/s/ Tom S.Q. Yip
Tom S.Q. Yip Vice President, Finance and CFO

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F/A of Silver Standard Resources Inc. for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:	February 2, 2010

/s/ A.E. Michael Anglin
A.E. Michael Anglin Interim President and CEO

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F/A of Silver Standard Resources Inc. for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:	February 2, 2010

/s/ Tom S.Q. Yip
Tom S.Q. Yip Vice President, Finance and CFO