Form 20-F
SILVER STANDARD RESOURCES INC
filed 2010-03-31
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring shell company report For the transition period from to _______________________

Commission file number                                            0-26424

SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

Kristen Riddell, 604-683-3846, kriddell@silverstandard.com 604-683-3847, 1400 – 999 West Hastings Street, Vancouver, BC V6C 2W2 Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares without par value	Name of each exchange on which registered Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report.                                      71,964,708

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

  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  ☐ Yes  ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by ☐ the International Accounting Standards Board	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17  ☑Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes   ☑ No

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
 ☐ Yes  ☐ No

- ii -

- iii / iv -

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated production and developments in our operations in future periods, our planned exploration, development and mining activities, the adequacy of our financial resources and other events or conditions that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production and cost estimates for the Pirquitas Mine;

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations, including start-up delays and operational issues;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	commodity price fluctuations;

•	our history of losses and expectation of future losses;

•	recent market events and conditions;

•	risks related to general economic conditions;

•	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	risks related to governmental regulations, including environmental regulations;

- v -

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	risks related to claims and legal proceedings;

•	our ability to maintain adequate internal control over financial reporting; and

•	our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report under the heading “Risk Factors” and elsewhere in this Annual Report and in the documents incorporated by reference herein.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law.  For the reasons set forth above, you should not place undue reliance on forward-looking statements.
In this Annual Report, “we”, “us”, “our”, “Silver Standard” and “the Company” refer to Silver Standard Resources Inc., a company incorporated under the Business Corporations Act (British Columbia), and its subsidiaries.

Cautionary Note to U.S. Investors

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission (the “SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

 - vi -

In this Annual Report references to “Canadian National Instrument 43-101” or “NI 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on December 11, 2005 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

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

Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in this Annual Report.  For a detailed description of each of the non-GAAP measures used in this Annual Report, please refer to the discussion under Item 5.E. “Non-GAAP Financial Performance Measures”.

In this Annual Report, we are introducing “Production cost per ounce”, “Cash operating cost per ounce” and “Total cost per ounce”.  Production cost per ounce is used as a measure of cash production costs before any deductions related to concentrate sales.  This measure is used by management to measure the performance of plant and mill operations and we believe it is a useful measure to investors during our early stages of production.  This measure is then adjusted for various sales-related, royalty and tax deductions to arrive at cash operating cost per ounce.  This measure is commonly used within the industry and we believe provides investors with valuable information regarding our performance.  Cash operating cost is aggregated with depletion, depreciation and amortization to arrive at the total cost per ounce, which provides investors with the total cost of producing an ounce of silver, which we believe to be a valuable measure for determining our future profitability.

For additional information related to these non-GAAP performance measures, please refer to Item 5.E. “Non-GAAP Financial Performance Measures”.

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

igneous - means a rock formed by the cooling of molten material.

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

- ix -

net smelter return - means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties.

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

- x -

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

  - xi -

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

Table No. 1
Selected Financial Data
(expressed in thousands of U.S. dollars, except per share and number of shares data)

	Year ended Dec 31, 2009	Year ended Dec 31, 2008	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005
1. Revenues	$5,442	Nil	Nil	Nil	Nil
2. Earnings (Loss) for year(1)	($13,193)	($5,946)	($33,965)	$14,115	($4,824)
3. Earnings (Loss) per common share (1) - basic & diluted	($0.19)	($0.09)	($0.55)	$0.24	($0.09)
4. Total assets	$749,925	$567,905	$504,851	$404,199	$188,085
5. Net Assets	$537,186	$389,597	$460,531	$374,642	$165,700
6. Long term obligations and redeemable preferred shares(2)(3)	$110,739	$104,046	Nil	Nil	Nil
7. Share capital	$538,700	$389,655	$386,597	$370,196	$171,290
8. Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
9. Number of shares	71,964,708	62,755,547	62,569,447	61,646,120	51,849,241
(1) All of our operations are continuing. (2) No preferred shares have been issued. (3) Excludes asset retirement obligations.

The selected financial data is presented in Table No. 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table No. 2:

Table No. 2
Selected Financial Data
(expressed in thousands of U.S. dollars, except per share and number of shares data)

	Year ended Dec 31, 2009	Year ended Dec 31, 2008	Year ended Dec 31, 2007	Year ended Dec 31, 2006	Year ended Dec 31, 2005
1.Revenues	$5,442	Nil	Nil	Nil	Nil
2.Earnings (Loss) for year(1)	($47,909)	($29,768)	($68,143)	($10,340)	($21,906)
3.Earnings (Loss) per common share(1) – basic & diluted	($0.70)	($0.47)	($1.10)	($0.18)	($0.42)
4.Total assets	$482,429	$348,554	$260,545	$229,258	$49,631
5.Net Assets	$306,488	$192,581	$241,782	$222,652	$45,978
6.Long term obligations and redeemable preferred shares(2)(3)	$110,739	$104,046	Nil	Nil	Nil
7.Share capital	$537,750	$388,705	$385,647	$369,247	$170,341
8.Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
9.Number of shares	71,964,708	62,755,547	62,569,447	61,646,120	51,849,241
(1) All of our operations are continuing. (2) No preferred shares have been issued. (3) Excludes asset retirement obligations.

Reference is made to note 19 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars ($).  In this Annual Report, all references to “$” refer to U.S. Dollars, all references to “C$” refer to Canadian Dollars and all references to “A$” refer to Australian Dollars.

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005, the average rates for each period, and the range of high and low rates for each period.  Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the Bank of Canada’s nominal noon exchange rate.  The tables set out the number of Canadian dollars required under that formula to buy one U.S. dollar.  The average rate in Table No. 3 means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2009	1.14	1.31	1.03	1.05
Fiscal Year Ended December 31, 2008	1.07	1.30	0.97	1.22
Fiscal Year Ended December 31, 2007	1.07	1.19	0.92	0.99
Fiscal Year Ended December 31, 2006	1.13	1.17	1.10	1.17
Fiscal Year Ended December 31, 2005	1.21	1.27	1.15	1.17

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.11	1.10	1.08	1.07	1.07	1.07
Low	1.03	1.03	1.04	1.04	1.02	1.04

On March 30, 2010, the exchange rate of Canadian dollars into United States dollars, based on the nominal noon rate for U.S. dollars reported by the Bank of Canada, was $1.00 equals C$1.02.

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

The Pirquitas Mine recently commenced production, and there is a risk that the production and cost estimates for the Pirquitas Mine may vary and/or not be achieved.

We have prepared estimates of future production, operating costs and capital costs for the Pirquitas Mine.

We cannot give any assurance that such production or cost estimates will be achieved.  Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control.  These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The Pirquitas Mine is our only mineral property in production, and we do not have other mineral properties under development.

The Pirquitas Mine is our only mineral property in production, and we do not currently have other mineral properties under development.  The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure.  As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

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

The costs, timing and complexities of operating the Pirquitas Mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure.  Cost estimates may increase as more detailed engineering work is completed on a project.  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur.  Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Mine or any of our other mineral properties.

We have limited revenue from operations.

We are a company transitioning from exploration and development to production and to date have generated limited revenue from operations.  Other than the Pirquitas Mine, which has recently achieved production status, all of our properties are in the exploration stage.  We have not defined or delineated any proven or probable reserves on any of our exploration stage properties other than at our Pitarrilla Project.  Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties, and we may need to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control, including:

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

We have limited financial resources.  We had cash and cash equivalents of $26.7 million and marketable securities of $17.9 million as of December 31, 2009.  Since such date, we completed a public equity offering and expended funds on, among other things, the advancement of the Pirquitas Mine to achieve designed production rates.  We currently generate limited operating revenue, and must primarily finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our production, exploration and development activities, if any, will depend on our ability to generate sufficient operating revenue from the Pirquitas Mine and obtain additional external financing.  Any unexpected costs, problems or delays during the early stages of production at the Pirquitas Mine could severely impact our ability to generate revenue from production at the Pirquitas Mine and continue our exploration and development activities.

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

We cannot predict the effect of these factors on metal prices.  A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Mine and could affect our ability to finance the exploration and development of any of our other mineral properties.  The market price of silver and other metals may not remain at current levels.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We have a history of losses and may continue to incur losses for the foreseeable future.

We have a history of losses, including losses of $13.2 million and $5.9 million for the years ended December 31, 2009 and 2008, respectively.

We expect to continue to incur losses unless and until such time as the Pirquitas Mine generates sufficient revenues to fund continuing operations.  The exploration and development of our other mineral properties will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and our acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

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

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy.  Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability.  Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of silver, gold, and other metals prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

An event of default under our 4.5% Convertible Senior Notes due 2028 may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing our 4.5% Convertible Senior Notes due 2028 (the “Convertible Notes”), we made various covenants to the trustees on behalf of the holders of the Convertible Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.  See Item 10.C under the heading “Material Contracts” for a description of the Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable.  If such an event occurs, we could lose our properties, including the Pirquitas Mine, and our shareholders could lose their entire investment.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices.  These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources.  In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

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

The operation of the Pirquitas Mine, as well as our exploration activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures.  We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including continued production at the Pirquitas Mine, and further exploration, development and commencement of production on our other mineral properties, require permits from various governmental authorities.  Obtaining or renewing governmental permits is a complex and time-consuming process.  The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

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

All of our exploration, potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws.  To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions.  These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities.  Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines.  At present, environmental impact studies are being performed at the Pirquitas Mine and the San Luis Project.  These studies are at an early stage and we are currently unable to discern the results of these studies.  We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

Regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change, could result in increased operating costs which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change at the international, national, state, provincial and local levels.  Where legislation is already in place to regulate emissions levels and energy efficiency, regulation is becoming more stringent.

The December 1997 Kyoto Protocol, which ends in 2012, established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, which include Argentina, Australia, Canada, Chile, Mexico and Peru.  The Conference of Parties 15 (“COP15”) of the United Nations Framework Convention on Climate Change in Copenhagen, Denmark in December 2009 was held to determine the path forward after the Kyoto Protocol ends.  COP15 resulted in the Copenhagen Accord (the “Accord”), a non-binding document calling for economy-wide emissions targets for 2020.  Prior to the January 31, 2010 deadline, Canada, the United States, Australia, Mexico, Chile and Peru re-affirmed their commitments to the Accord.

The U.S. Congress and several U.S. states have initiated legislation regarding climate change that will affect energy prices and demand for carbon intensive products.  In December 2009, the U.S. Environmental Protection Agency (the “EPA”) issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare.  It is possible that proposed regulation may be promulgated in the U.S. to address the concerns raised by such endangerment finding.  The EPA also began requiring that large emitters of greenhouse gases collect and report data with respect to their greenhouse gas emissions beginning on January 1, 2010.

Canada committed under the Accord to reducing its greenhouse gas emissions by 17% below 2005 levels by 2020, to be aligned with the emissions target and base year of the United States (with which the Canadian government has committed to implementing a North American cap and trade system).  The Canadian federal government has not indicated how it will achieve greenhouse gas reduction and the commitments under the Accord are not binding.  The Canadian federal government has publicly stated that it will delay implementing any specific federal greenhouse gas emissions legislation until after the U.S. implements its legislation so that Canadian greenhouse gas legislation is integrated and consistent with the U.S. legislation.  In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emissions by at least 33% below current levels by 2020.  In 2008, the provincial government introduced legislation imposing carbon taxes on fuel effective July 2008, as well as cap and trade legislation that will come into effect at a later date with specific emission caps set by regulation.  British Columbia is a member of the Western Climate Initiative, which is a cooperative effort of U.S. states and Canadian provinces to design a comprehensive regional model cap and trade program.  The provincial government has also recently introduced a reporting regulation that requires facilities emitting greater than 10,000 tonnes per year of carbon dioxide equivalent to register and report emissions annually for periods beginning on January 1, 2010; any facilities emitting greater than 25,000 tonnes per year are also subject to certain verification requirements.

Argentina, by passing law 24,295 on December 1993, approved the United Nations Framework Convention of Climate Change. Additionally by passing law 25.438, Argentina also approved the Kyoto Protocol on July 2001. As a consequence of such regulation, Argentina began to develop an inventory of greenhouse gasses and to program certain activities in order to reduce the greenhouse gas emissions in the country.  It is difficult to make a prediction of the potential greenhouse gas emissions requirements in Argentina in the future, given the recent market turmoil, and long recession between 1998 and 2002.  However, Argentina has created several official organizations and developed certain preliminary programs and actions in order to reduce greenhouse gas emissions. In addition, Argentina subscribed several understanding and cooperation agreements with Canada and European countries to jointly project activities and programs to reduce greenhouse gas emission.

The Australian Government may potentially reintroduce a national emissions trading scheme and mandatory renewable energy targets following the defeat of the government’s climate change bill in December 2009.

Currently the greenhouse gas emissions legislation in the jurisdictions in which the Company operates do not result in material compliance costs for the Company’s current level of operations. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.  Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.  Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our financial condition, operating performance and ability to compete.  Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation.  The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate.  These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.  These impacts may adversely impact the cost, production and financial performance of our operations.

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

In order to carry out reclamation obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs.  Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations.  We have set up a provision for our reclamation bonds but this provision may not be adequate.  If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged.  We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings.  The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested.  Also, we may not have, or may not be able to obtain, all necessary surface rights to develop a property.  Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained.  We have not conducted surveys of all of the claims in which we hold direct or indirect interests.  A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon.  This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We intend to enter into long-term supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Mine to metal traders or integrated mining and smelting companies.  We intend to sell the balance of these concentrates in the spot market.  There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all.  If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our concentrates.  In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result.  Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  The operation of the Pirquitas Mine and our mineral exploration or potential development activities could be adversely affected by:

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

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

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

We maintain our bank accounts primarily in U.S. and Canadian dollars.  We expect that our future revenue, if any, will be in U.S. dollars, while certain of our costs will be incurred in other currencies.  In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico, Peru or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries.  With the operation of the Pirquitas Mine, our costs denominated in the currency of Argentina have increased over past levels, and we have greater exposure to Argentinean currency fluctuations.  In addition, any decrease in the Canadian dollar against the U.S. dollar will result in a loss on our books to the extent we hold funds in Canadian dollars.  As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

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

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities than us or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  In particular, we face competition for qualified personnel for the Pirquitas Mine, which may increase our costs of operating the mine or result in delays.  A significant number of expatriate employees are currently required in the early stages of production at the Pirquitas Mine to train the local workforce.  If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies.  Currently, our Vice President, Exploration, Kenneth C. McNaughton, serves as a director of Silvermex Resources Ltd. (“Silvermex”) (with which we have an option agreement relating to the San Marcial Project) and our Senior Vice President, Corporate Development, Joseph J. Ovsenek, also serves as a director of Silvermex.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We are subject to claims and legal proceedings.

We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us.  We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated.  In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees required for the operation of the Pirquitas Mine and our other activities may have a material adverse effect on our business and financial condition.  Our current President and Chief Executive Officer, A.E. Michael Anglin, holds such position on an interim basis while the Board of Directors conducts a search for a replacement for our former President and Chief Executive Officer, Dr. Quartermain, who resigned effective January 19, 2010.  Our inability to attract and retain a suitable replacement for Dr. Robert A. Quartermain, or any prolonged delay in doing so, may have a material adverse effect on our business and financial condition.  See Item 6.A – “Directors, Senior Management and Employees.”)

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our three most recent fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting.  We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX.  Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations.  No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments.  In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting.  Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects.  We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares.  Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.  With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the issuance of additional common shares; arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the other factors set out in this Item 3.D – “Risk Factors”.

The market price of our common shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

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

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of Section 1297(b) the U.S. Internal Revenue Code, or the percentage of our assets that produce or are expected to produce passive income.  We believe that we were a PFIC in the 2008 and 2009 taxable years, but that we may not be a PFIC for the 2010 and subsequent taxable years.  If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common shares, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends.  The PFIC rules are complex and may be unfamiliar to U.S. shareholders.  Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in the Common Shares.  The effect of these rules on a U.S. shareholder’s ownership of Common Shares will be discussed in the relevant offering documents.

Item 4           Information on the Company

A.	History and Development of the Company

General Background

We were incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979.  We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common shares on a 1-for-5 basis on August 9, 1984.  All references to the number of shares or per share data in this Annual Report refer to consolidated shares/data, unless otherwise indicated.  We changed our name to “Silver Standard Resources Inc.” on April 9, 1990.  On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Our head office and registered and records office is located at: Suite 1400 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.  The contact person is Kristen Riddell, Vice President, Corporate Secretary and General Counsel.  The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847.

In February 2009, Geologix Explorations Inc. (“Geologix”) elected not to exercise their option to acquire a 100% interest in the San Agustin Project.  See Item 4.B - “Business Overview – Secondary Projects – San Agustin Project”.

In February 2010, we completed the sale of all of our interest in the Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”).  See Item 4.B - “Business Overview – Other Properties – Silvertip Project”.

The information contained in this Annual Report is current as at December 31, 2009, other than where a different date is specified.

B.	Business Overview

All disclosure about our exploration properties in this Annual Report conforms to the standards of the SEC’s Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.  U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

We are a silver resource company that has assembled a portfolio of silver dominant projects since 1994.  Certain of our projects also contain significant gold resources.  These properties are located in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States.  We continue to explore for, and acquire if warranted, silver properties throughout the world.  We are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other principal projects and project pipeline.  None of our properties, other than the Pirquitas Mine, are currently beyond the advanced exploration stage.  A commercially viable mineral deposit may not exist on any of our exploration stage properties, and further exploration work may be required before a final evaluation as to the economic and legal feasibility of any property is determined.  See Item 3.D – “Risk Factors”.

In addition to the Pirquitas Mine located in the Province of Jujuy, Argentina, we have five principal mineral property projects: (1) a 55% interest (which may be increased to 80% by funding certain expenditures) in the San Luis Project in the Ancash Department, Peru, (2) the Pitarrilla Project in Durango State, Mexico, (3) the Diablillos Project in Salta Province, Argentina, (4) the Snowfield Project in British Columbia, Canada and (5) the Brucejack Project located in British Columbia, Canada immediately south of the Snowfield Project.  We have 9 secondary mineral property projects: the Berenguela Project in Peru, the San Agustin Project in Durango State, Mexico, the Challacollo Project in Chile, the Candelaria Mine Project in west central Nevada, U.S.A., a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., (representing all of the silver resources hosted in the project), the Bowdens Project in Australia, the Sunrise Lake Deposit in the Northwest Territories, Canada and the Veta Colorada Project in Chihuahua State, Mexico.  Included in our secondary mineral property projects is the San Marcial Project in Mexico, which is currently optioned to a third party (see Item 4.B - “Business Overview - Secondary Projects”).  In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In addition, we have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not considered principal or secondary projects.  During 2010, we sold all of our interest in the Silvertip Project in northern British Columbia, Canada.  (See Item 4.B – “Business Overview – Secondary Projects – Silvertip Project”.)

Marketing

The Company began production at its Pirquitas Mine effective December 1, 2009 and prior to that produced only minimal amounts of silver.  The Pirquitas Mine produces silver concentrate.

The Company began marketing silver concentrate during 2009.  Due to the early stage of production, the Company currently markets its concentrate to a single trading counterparty.  Sales of concentrate to this company amounted to 100% of total metal sales in 2009.  Generally, the loss of a single trading counterparty would not adversely affect the Company due to the liquidity of the markets and the availability of alternative trading counterparties.

During 2010, the Company intends to review various marketing alternatives from a geographically diverse group of third party smelters and refiners, as we optimize our silver production. There were no sales of silver concentrate to third-party smelters for the year ended December 31, 2009.  In the future, the loss of any one smelting and refining client may have a material adverse effect on the Company if alternate smelters and refiners are not available.  The Company believes there is sufficient global capacity available to address the loss of any one smelter.

Silver Prices

The Company’s operating results will be substantially dependent upon the world market prices of silver.  The Company has no control over silver prices, which can fluctuate widely.  Silver traded between $19.23 and $10.56 per ounce during 2009 as reported on COMEX.

Principal Projects

Pirquitas Mine

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., a Delaware corporation, the holder of the rights to the Pirquitas Mine located in the Province of Jujuy, Argentina.  The total purchase price for the 43.4% interest was:

•	the payment at closing of $3,000,000 in cash; and

•	the issuance of a $1,340,000 convertible debenture, with a term of one year, an exercise price of C$5.80 per share and an interest rate of 10% per annum.

The debenture was fully converted by the holder by December 31, 2002 into 360,636 common shares in our capital.  At the time of the acquisition of 43.4% interest in Sunshine Argentina, Inc., we became the operator of the Pirquitas Mine.

Under an agreement dated October 20, 2004, we acquired from Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P. a 56.6% interest in Sunshine Argentina, Inc., for a 100% total interest, on the issuance of 2.663 million common shares in our capital.

We currently own 100% of the issued and outstanding shares in the capital of Sunshine Argentina, Inc. (now known as Mina Pirquitas, Inc.) for a 100% interest in the Pirquitas Mine.

In December 2009, the Pirquitas Mine achieved production status.

San Luis Project

On March 22, 2005, we entered into an agreement with Esperanza Silver Corporation (“Esperanza”) for the evaluation of mineral prospects in central Peru.  Under the evaluation agreement,

•	we agreed to contribute $300,000; and

•	Esperanza agreed to contribute $200,000 and certain know-how;

•
to carry out agreed upon evaluation programs for mineral prospects, with Esperanza acting as operator.  In the event Esperanza acquired or proposed to acquire any mineral property as a result of an evaluation program, we could elect to enter into a joint venture with Esperanza for the exploration of the mineral property on the following terms:

o	we would initially hold a 50% interest in the joint venture and Esperanza would initially hold a 50% interest in the joint venture;

o	we could elect on the formation of the joint venture to increase our interest in the joint venture to 55% by funding the first $500,000 in exploration expenditures;

o
once we incurred the first $500,000 in exploration expenditures or, if we did not elect to increase our interest to 55%, following the formation of the joint venture, we would incur with Esperanza $1.5 million in exploration expenditures in proportion to our respective interests in the joint venture;

o
once we incurred with Esperanza $1.5 million in exploration expenditures, we could elect to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study for the project; and

o
if we elected to increase our interest to 70% by completing a feasibility study, on completion of the feasibility study we could elect to increase our interest in the joint venture to 80% by paying all costs required to be incurred to place the property into commercial production.

In August 2005, Esperanza advised us of the acquisition of certain mineral concessions, known as the San Luis Project, as the result of an evaluation program carried out under the evaluation agreement.  On September 6, 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project (the “San Luis Joint Venture”) on the terms set out above and elected to increase our interest in the joint venture to 55% by funding the first $500,000 in exploration expenditures.  During 2006, we earned a 55% interest in the joint venture and commenced incurring $1.5 million in exploration expenditures with Esperanza in proportion to our respective interests in the joint venture.  In March 2006, we received notice from Esperanza that the joint venture had incurred $1.5 million in exploration expenditures on the San Luis Project.  Following receipt of the notice, we elected to increase our interest in the joint venture to 70% by paying all costs required to be incurred to complete a feasibility study.  We are currently preparing a feasibility study.  The increase of our interest to 70% is subject to our completion of the feasibility study.

The evaluation agreement with Esperanza had a term of two years and expired on March 22, 2007.

We currently hold a 55% interest in the San Luis Joint Venture.
Pitarrilla Project

We acquired by staking the original mineral claim covering the Pitarrilla Project in November 2002, acquired two contiguous claims by staking in 2003 and 2004 and acquired a fourth contiguous claim by staking in 2005.  In addition, in 2004/2005 we acquired two adjoining claims, the Pena and Pena 1 claims, on payment of $300,000 and a third adjoining claim, the America claim, on payment of $250,000.  Since then, we have acquired two additional claims by staking.  We agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the Pitarrilla Project:

•	$5,000 in cash following the staking of the property;

•	the greater of (i) $5,000 and (ii) 2% of our direct exploration expenditures on the property, payable every six months; and

•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee was an aggregate of $500,000.

In 2007, we paid La Cuesta the remainder of the $500,000 finder’s fee.  Accordingly, we currently own a 100% interest in the Pitarrilla Project.

Diablillos Project

As of November 1, 2001, we entered into a purchase agreement with Silver Standard (BVI) Inc. (our wholly-owned subsidiary), Pacific Rim Mining Corp. (“Pacific Rim”) and Pac Rim Cayman and Pac Rim Caribe (III) (wholly-owned subsidiaries of Pacific Rim).  Under the agreement, we agreed to acquire all of Pacific Rim’s interest in the Diablillos Project located in Salta Province, Argentina through the acquisition of all of the shares of two indirect wholly-owned subsidiaries of Pacific Rim:  Salta Gold Ltd. and Pacific Rim Mining Corporation Argentina S.A. Under the terms of the agreement, we agreed to pay Pacific Rim $3,400,000 in staged payments of:

•	$1,000,000 payable in cash on closing;

•	$500,000 payable in cash on December 31, 2001;

•	$500,000 payable in cash or our shares, at our election, on or before June 30, 2002;

•	$500,000 payable in cash or our shares, at our election, on or before December 31, 2002;

•	$500,000 payable in cash or our shares, at our election, on or before June 30, 2003; and

•	$400,000 payable in cash or our shares, at our election, on or before December 31, 2003.

On December 14, 2001, we completed the acquisition of the Diablillos Project and made the $1,000,000 cash payment due on closing.  On December 31, 2001, we paid the $500,000 payment then due, and on January 18, 2002 issued 383,025 common shares in our capital in satisfaction of the payments due on June 30, 2002 and December 31, 2002.  On June 28, 2002, we issued 142,970 common shares in our capital in satisfaction of the payments due on June 30, 2003 and December 31, 2003.  The total purchase price was C$5,433,000, with C$5,430,000 allocated for the property and C$3,000 allocated for a provision for reclamation.

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

At the time of the acquisition of Newhawk, its principal assets were a 60% interest in the Brucejack Project described below (formerly known as the Sulphurets Project and at the time 40% owned by Black Hawk Mining Inc. (“Black Hawk”), which interest we subsequently acquired and a 100% interest in the Snowfield Project, each of which is located in northwest British Columbia, Canada.

We currently own a 100% interest in the Snowfield Project.

Brucejack Project (Newhawk Arrangement)

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

At the time of the acquisition of Newhawk, its principal asset was a 60% interest in the Brucejack Project (previously known as the Sulphurets Project at the time 40% owned by Black Hawk, which interest we subsequently acquired) and a 100% interest in the Snowfield Project (described above), each of which is located in northwest British Columbia, Canada.

Following the Newhawk Arrangement, we completed reclamation work on the Brucejack Project, which was then underway.  Reclamation work in 1999 was approved by the British Columbia Ministry of Energy and Mines, Ministry of Environment, Lands and Parks and Ministry of Forests.  Total reclamation costs incurred in 1999 were C$1,161,333.  As at the date of this Annual Report, specific historical reclamation bonding in respect of the Brucejack Project is $4,800.

Under an agreement with Triton Mining Corporation (a wholly-owned subsidiary of Black Hawk), we acquired, among other things, Black Hawk’s 40% interest in the Sulphurets Project in exchange for a 10% interest in the Manantial Espejo Project (a silver-gold project located in Santa Cruz Province, Argentina), a cash payment of C$125,000 and a 1.2% net smelter returns royalty on production in excess of the then current resources of silver and gold already outlined on the Sulphurets Project.  In 2006, we sold our entire interest in the Manantial Espejo Project, being a 50% interest, to Pan American Silver Corp.

We currently own a 100% interest in the Brucejack Project, subject to the 1.2% net smelter returns royalty payable to Black Hawk described above or its successor company.

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

In order to exercise the option, we were required to issue to SOMINBESA, on or before the expiry of a period of 60 days following the filing of the Berenguela Resource Estimate with the Canadian Securities Administrators, common shares in our capital that were equal to the value (at the time of exercise) of the measured, indicated and inferred silver resources in the Berenguela Resource Estimate.  The silver resources were to be valued at:

•	$0.02 if the price of silver was less than or equal to $5.50 per ounce;

•	$0.025 if the price of silver was greater than $5.50 per ounce but less than or equal to $6.50 per ounce for each ounce of silver; or

•	$0.03 if the price of silver was greater than $6.50 per ounce.

Under the terms of the option agreement, we had the right on exercise of the option, among other things, to acquire and mine all silver resources in excess of those contained in the Berenguela Resource Estimate on payment of $0.10 per ounce and independently exploit the silver resources on the property if SOMINBESA had not completed a feasibility study and commenced the development of the property at the time the price of silver had exceeded $7.00 per ounce, averaged over a consecutive 130 day period.

On March 31, 2004, we also entered into a funding agreement with Fossores, under which Fossores agreed to provide us with:

•	all the data in Fossores’ files concerning the Berenguela Project;

•	a computerized index of the data;

•	the metallurgical processes that can be used to recover the silver resources from the Berenguela Project; and

•	a pre-feasibility study that presents an economically viable plan for the development of the Berenguela Project, including silver recovery.

Under the funding agreement, we agreed to pay Fossores:

•	$20,000 on execution of the Berenguela option agreement (paid);

•	$180,000 following acceptance for filing of the Berenguela option agreement by the TSX Venture Exchange (paid); and

•	on exercise of the Berenguela option agreement:

o	if the price of silver was less than or equal to $5.50 per ounce, $0.02 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o
if the price of silver was greater than $5.50 per ounce but less than or equal to $6.50 per ounce, $0.025 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate;

o	if the price of silver was greater than $6.50 per ounce, $0.03 for each ounce of measured, indicated and inferred silver resources in the Berenguela Resource Estimate.

The option was not exercised as we acquired all of the shares of SOMINBESA (the holder of the Berenguela Project) under a separate agreement in January 2006.

On December 30, 2005, we entered into an agreement for the acquisition of all of the shares of SOMINBESA.  Under the purchase agreement, we agreed to pay to the vendors, Daniel Kappes, Michael Cassiday and Victor Raul Eyzaguirre, an aggregate payment of $2.0 million in cash, issue to the vendors common shares in our capital having a value of $8.0 million and grant to the vendors a 2% net smelter returns royalty on copper produced from the project capped at $3.0 million.  On January 12, 2006, we completed the acquisition of the shares of SOMINBESA, and the Berenguela Project, and issued 530,504 shares in our capital to satisfy the obligation to issue shares in our capital having a value of $8.0 million.

We currently have a 100% interest in the Berenguela Project, subject to:

•	a royalty of 2% of net smelter returns on copper produced from the project capped at $3.0 million.

San Agustin Project

We acquired by staking the mineral claims covering the San Agustin Project located in Durango State, Mexico in April 2003.  We have agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the San Agustin Project:

•	$5,000 in cash following the staking of the property (paid);

•	the greater of (i) $5,000 and (ii) 2% of our direct exploration expenditures on the property, payable every six months; and

•	a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property;

provided that the maximum amount payable in respect of the finder’s fee is an aggregate of  $500,000.

In August 2006, we granted an option to acquire a 100% interest in the San Agustin Project to Geologix under an agreement dated August 25, 2006 with Silver Standard Mexico S.A. de C.V., Geologix and Geologix Explorations Mexico, S.A. de C.V. (Silver Standard Mexico S.A. de C.V. and Geologix Explorations Mexico, S.A. de C.V. are wholly-owned subsidiaries of Silver Standard and Geologix, respectively).  In order to maintain the option in good standing under the terms of the option agreement, Geologix was required to:

•	issue to us:

o	500,000 shares of Geologix following the signing of the agreement (issued); and

o	500,000 shares of Geologix on or before the first anniversary of the agreement (issued);

•	incur exploration expenditures of not less than $2 million on or before the second anniversary of the date of the agreement, which expenditures were to include:

o	exploration expenditures of not less than $500,000 on or before the first anniversary of the agreement; and

o	at least 15,000 meters of drilling completed in accordance with an agreed upon drill program on or before the second anniversary of the agreement; and

•	cause an estimate of the silver resource and gold resource for the property to be prepared in accordance with Canadian National Instrument 43-101 within 27 months after the date of the agreement.

In order to exercise the option under the terms of the option agreement, Geologix was required to:

•	pay us in respect of the silver resource:

o
10% of the gross value of the silver resource, if the price of silver was less than or equal to $10.00 per ounce, provided that if the silver price was less than $5.50 per ounce, the silver price was to be deemed to be $5.50 per ounce; or

o	$1.00 per ounce of silver resource, if the price of silver was greater than $10 per ounce, but less than or equal to $20 per ounce; or

o	$1.50 per ounce of silver resource, if the price of silver was greater than $20 per ounce;

•	pay us in respect of the gold resource:

o	$15 per ounce of gold resource, if the price of gold was less than or equal to $750 per ounce; or

o	$20 per ounce of gold resource, if the price of gold is greater than $750 per ounce;

less:

o	exploration expenditures incurred, up to a maximum of $2,000,000; and

o	the value of the shares of Geologix issued to us to maintain the option described above; and

•
grant us a royalty of 2.5% of net smelter returns applicable to all minerals produced from the San Agustin Project, that were not within the estimate of the silver resource and gold resource, up to a maximum of 2 million ounces of gold equivalent.

If the estimate of the silver resource was equal to or greater than 50 million ounces of silver and Geologix exercised the option, we had the right to elect to acquire a 50% interest in the San Agustin Project by incurring expenditures over two years equal to three times the exploration expenditures incurred by Geologix, provided that Geologix could have elected that we pay to Geologix up to 1.5 times their exploration expenditures in cash and incur the remaining 1.5 times their exploration expenditures on exploration.

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

On August 12, 2008, Geologix delivered to us notice that it had incurred the required expenditures under the option agreement.  Under the terms of the option agreement, Geologix had four months following delivery of notice that it had incurred the required exploration expenditures to deliver to us the resource estimate.  On December 12, 2008, Geologix delivered to us the resource estimate.  Under the terms of the option agreement, Geologix had 60 days following delivery of the resource estimate (February 10, 2009) to pay us the option exercise payment, which based on then silver and gold prices was approximately $34 million.  Geologix did not pay us the required amount to exercise the option on February 10, 2009 and the option and option agreement terminated.

We currently own a 100% interest in the San Agustin Project, subject to:

•	the above described finder’s fee capped at $500,000.

Challacollo Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Project located in northern Chile.  Under the terms of the option agreement, we made cash option payments totaling $1,500,000 over two years.

On August 1, 2003, we exercised the option and acquired a 100% interest in the Challacollo Project.

A five percent finder’s fee was included in the cash option payments.  The project is subject to an existing 2% production royalty capped at $850,000 and a 2% production royalty to Minera Septentrion increasing to 3% once the existing 2% royalty is fully paid.  The Minera Septentrion royalty may be purchased for $1,500,000 at any time.

In 2005, we agreed to acquire certain mineral claims adjacent to the Challacollo Project.  In 2007, we completed the acquisition of these mineral claims on issuance of 9,285 of our common shares.

At the date of this Annual Report, we have a 100% interest in the Challacollo Project, subject to:

•	a 2% production royalty capped at $850,000; and

•	a 2% production royalty increasing to 3% once the above 2% royalty is fully paid, which may be purchased for $1,500,000 at any time.

Candelaria Mine Project

On November 1, 1999, we entered into an option agreement with Kinross Candelaria Mining Company, a Delaware corporation and an indirect wholly-owned subsidiary of Kinross Gold Corporation, a Toronto Stock Exchange listed company (together “Kinross”), under which we acquired an option to acquire a 100% interest in the Candelaria Mine Project, located in Mineral and Esmeralda counties of the State of Nevada.  Under the option agreement, in consideration of the issuance to Kinross of 50,000 of our common shares, we were granted the right to carry out a six month due diligence review of the Candelaria Mine Project.  In order to exercise the option, we were required to:

•	make staged cash payments to Kinross totalling C$300,000 over a period of 12 months;

•
issue 600,000 units to Kinross (each unit to consist of one common share and one common share purchase warrant, with each warrant entitling Kinross to acquire one additional common share for a period of one year at a price of C$3.50); and

•	pay $1,000,000 to Kinross on commencement of commercial production.

In addition to the payments and share issuances, on exercise of the option:

•	Kinross could have elected to require us to purchase the processing facility located on the mine site for C$300,000; and

•	we were to assume all liabilities relating to the mine.

On March 28, 2000, we entered into an amending agreement with Kinross, under which Kinross agreed to extend the term of the option by three months (to a nine-month term) on our payment to Kinross of C$50,000 and issuance to Kinross of 27,500 of our common shares.  Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option was extended, without payment of any further consideration, to March 31, 2001.  On March 30, 2001, we delivered notice of exercise of the option to Kinross, which provided for the closing of the purchase on amended terms.  On October 1, 2001, we acquired from Kinross Gold U.S.A., Inc. (“Kinross Gold”) all of the shares of Kinross Candelaria Mining Company, the owner of the Candelaria mine and related assets, on:

•	payment to Kinross Gold of $65,834;

•
issuance to Kinross Gold of 600,000 common shares in our capital and 600,000 common share purchase warrants, with each warrant entitling Kinross Gold to acquire one additional common share until October 1, 2002 at a price of C$3.50 per share;

•
delivery to Kinross Gold of a promissory note in the amount of C$300,000 payable on or before April 1, 2002 in cash or our shares, at our election, at a price equal to the 20-day average closing price of our shares on the Canadian Venture Exchange (we paid the full amount of the promissory note on March 26, 2002 by the issuance to Kinross Gold of 70,922 of our common shares);

•	reimbursement of Kinross Gold of $209,607 for expenses incurred by Kinross Gold in respect of the Candelaria mine from April 1, 2001 to September 30, 2001; and

•	the assumption of all liabilities associated with the Candelaria mine.

Under the purchase agreement, Kinross Gold agreed to maintain the reclamation bonding for the Candelaria mine in place until April 1, 2003, extendable to April 1, 2004 on our payment to Kinross Gold of $50,000.  Reclamation bonding for the property was $1,679,435, and we pledged the shares of Kinross Candelaria Mining Company to Kinross Gold as collateral pending our arrangement of reclamation bonding.  In March 2003, we paid the $50,000 for Kinross Gold to maintain the reclamation bonding in place until April 1, 2004.  In March 2004, we filed a substitute reclamation bond and related documents with the Bureau of Land Management to assume the reclamation bonding for the Candelaria Mine.  On July 30, 2004, the Bureau of Land Management processed our filing and, effective March 8, 2004, accepted our substitute reclamation bond and terminated the period of liability of the Kinross Gold reclamation bond.  As a result, the shares of Kinross Candelaria Mining Company (now known as Candelaria Mining Company) are no longer pledged to Kinross Gold.

Under the terms of the purchase agreement, Kinross Gold was responsible for completing the reclamation of the mine (including the seeding of certain parts of the property), and we agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross Gold.  Kinross Gold completed the reclamation of the Candelaria mine in 2003.  With the completion of the reclamation of the mine by Kinross Gold, we are responsible for the establishment of plant growth on the property.  In the event the seeding by Kinross Gold on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of $0.4 million; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of $0.78 million.  In addition, on reclamation of the mine, we must monitor the mine at a total estimated cost of $25,500 over a five year period.

We acquired the Candelaria mine for the large silver resource that remained on the property at the time of closure of the mine by Kinross Gold.  Our due diligence review of the property included re-drilling nine holes in the Deep Diablo area, limited metallurgical studies, engineering scoping studies and a complete environmental audit.  Our drilling confirmed the original resource estimate.  Metallurgical and engineering studies demonstrated that conventional milling of the ore was feasible at higher silver prices.  The environmental review did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date satisfied state and federal guidelines.

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

Maverick Springs Project

As required by a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and us, on June 9, 2003, our wholly-owned subsidiary, Maverick Silver Inc., entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below.  This option was exercisable on:

•	payment of $300,000 on execution of the exploration and development agreement (paid); and

•	incurring $1,200,000 over four years to fund required exploration expenditures, and payments and option payments (all of which was incurred before December 31, 2005).

Under an option agreement dated October 7, 2002 among Newmont Mining Corporation and Newmont Capital Limited (together, “Newmont”), Vista and VNC, Newmont granted Vista and VNC an option to acquire a 100% interest in the Maverick Springs Project.  In order to maintain the option in good standing, Vista and VNC assumed responsibility for the following payments and expenditures that Newmont was required to make under its mining lease with the owner of the property:

•	payment of $15,000 on October 1, 2002 (paid);

•	payment of $50,000 on October 1, 2003 (paid);

•	payment of $100,000 on each October 1st thereafter (paid up-to-date);

•
a net smelter returns royalty ranging from 1.9% for gold and silver prices that are less than $250 and $4.50 per ounce, respectively, to 5.9% for gold and silver prices that are greater than $550 and $8.50 per ounce, respectively;

•	a net smelter returns royalty of 2.9% for all metals other than gold and silver; and

•	completion of a minimum of 6,400 feet of exploration drilling in each of the first three years of the agreement (completed).

In order for Vista and VNC to exercise their option from Newmont, they were required to:

•	pay Newmont $250,000 in cash (paid);

•	reimburse Newmont for 2003 federal maintenance fees of $37,300 (paid);

•	issue to Newmont 141,243 shares of Vista (issued) and 141,243 warrants of Vista (issued) (with each warrant exercisable for one share of Vista for a period of two years at $4.43 per share);

•
issue to Newmont, on the first anniversary of the option agreement, the number of shares of Vista determined by dividing $500,000 by the weighted average closing price of the shares of Vista on the American Stock Exchange averaged over the 10-day trading period ending on the day before the first anniversary of the agreement (the “Weighted Average Price”) and an equal number of share purchase warrants (with each warrant exercisable for a period of two years from the closing at a price equal to 125% of the Weighted Average Price) (on October 7, 2003, Vista issued 122,923 common shares and warrants to Newmont); and

•	grant to Newmont a 1.5% net smelter returns royalty on production from the Maverick Springs Project.

In addition, following the fourth anniversary of the option agreement with Newmont, Newmont had the right, on payment of 200% of Vista’s expenditures on the Maverick Springs Project, to acquire a 51% interest in the project.  If Newmont had elected to acquire a 51% interest in the Maverick Springs Project, expenditures by Vista, following the acquisition of 51% of the project by Newmont, would have been capped at $2,000,000 until a feasibility study was completed for the project.

In October 2005, we incurred the last of the $1.2 million in required expenditures and vested our interest in the Maverick Springs Project.

In January 2007, Newmont elected not to acquire a 51% interest in the Maverick Springs Project.

In May 2007, Vista assigned all of its rights and obligations in respect of the Maverick Springs Project to Allied Nevada Gold Corp.

We currently have a 55% interest in the Maverick Springs Project, representing all of the silver resources hosted in the project, subject to:

•	the net smelter returns royalties payable to the property owner and Newmont as described above.

Bowdens Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited, as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (now known as Silver Standard Australia Pty Limited) at a cost of $6,712,845.  The acquisition of the shares of GSM Exploration was completed on August 22, 1997.  At the time, the only asset of GSM Exploration was the Bowdens Project located in New South Wales, Australia, which it acquired from CRA Exploration Pty Limited (“CRA Exploration”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994.  Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

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

On July 31, 1997, prior to completing the acquisition of the shares of GSM Exploration, we entered into an agreement with CRA Exploration under which CRA Exploration agreed to release all of its rights to reacquire an interest in the Bowdens Project in return for:

•	the issuance of 160,000 of our common shares (which have since been issued);

•	the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Project; and

•	the granting of a royalty of 2% of net smelter returns reducing to 1% of net smelter returns after the payment of $5,000,000 in royalties.

Accordingly, with the completion of the acquisition of the shares of GSM Exploration and the signing of the agreement with CRA Exploration, we own 100% of the shares of GSM Exploration for a 100% interest in the Bowdens Project, subject to the rights of CRA Exploration to receive:

•	the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Project; and

•	a royalty of 2% of net smelter returns reducing to 1% of net smelter returns after the payment of $5,000,000 in royalties.

Silvertip Project

Under an agreement dated November 27, 2002 with Imperial Metals Corporation and its wholly-owned subsidiary Silvertip Mining Corporation (together “Imperial”), we acquired a 100% interest in the Silvertip Project located in northern British Columbia, Canada.  Under the agreement:

•	we paid Imperial C$1,200,000 in cash;

•	issued to Imperial 100,000 of our common shares; and

•	assumed the remaining reclamation obligations associated with the property (at the date of this Annual Report, reclamation bonding totals C$79,000 in respect of the Silvertip Project).

Certain of the non-core claims comprised in the property are subject to a 5% net profits interest royalty.

In February 2010, we sold our 100% interest in the Silvertip Project, subject to a 5% net profits interest royalty on certain of the non-core claims comprised in the project, to Silvercorp Metals Inc.  Under the Agreement:

•	we received a cash payment from Silvercorp of C$7.5 million; and

•	we were issued 1.2 million common shares of Silvercorp.

We no longer hold any interest in the Silvertip Project.

Sunrise Lake Deposit

Under an agreement dated June 9, 2003 with Northern Hemisphere Development Corp. (“Northern”) and Aber Diamond Corporation (“Aber”), we acquired a 100% interest in the Sunrise Lake Deposit located in the South MacKenzie District, Northwest Territories, Canada.  Under the agreement:

•	we paid Northern $252,442 in cash and issued to Northern 42,938 of our common shares;

•	we paid Aber $235,558 in cash and issued to Aber 40,066 of our common shares; and

•	we assumed the remaining reclamation obligations associated with the property.

The claims comprised in the Sunrise Lake Deposit are subject to a 5% net profits interest royalty.

We currently own a 100% interest in the Sunrise Lake Deposit, subject to:

•	a 5% net profits interest royalty on claims comprised in the Sunrise Lake Deposit.

Veta Colorada Project

On July 27, 2005, we entered into agreements with Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. to acquire a 100% interest in the Veta Colorada Project located in the Parral District of Chihuahua State, Mexico.  Under the purchase agreements, we agreed to pay $50,000 (paid) on signing the agreements and a further $3.45 million on satisfactory completion of due diligence within 120 days of signing the agreements.  We also agreed to grant a royalty of 1% of net smelter returns to the vendors.  In December 2005, the vendors agreed to extend the due diligence period to March 31, 2006 in consideration of an advance payment of $120,000 (paid) with the remaining $3.33 million due by March 31, 2006.

In March 2006, we advised Mexicana del Arco, S.A. de C.V. and Industrial Minera Mexico, S.A. de C.V. that we had completed our due diligence of the Veta Colorada Project and were ready to complete the acquisition of the project.  In June 2006, we completed the acquisition of the Veta Colorada Project by paying $3.33 million.

We currently own a 100% interest in the Veta Colorada Project, subject to:

•	a 1% net smelter returns royalty payable to the vendors.

San Marcial Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial Project located in Sinaloa State, Mexico.  Under the terms of the option:

•	we could earn a 50% interest by:

o	making cash payments totaling $29,000 by February 4, 2002 (paid); and

o	incurring exploration expenditures of at least $175,000 by April 30, 2002 (incurred).

•	We could then earn up to a 100% interest in Gold-Ore’s option by, at our election, either:

o	issuing to Gold-Ore 200,000 of our common shares with a value of at least $350,000; or

o	paying to Gold-Ore $350,000 in a combination of cash and our common shares with at least $150,000 in cash.

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

•
we outlined in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 g/t silver cut-off grade, we were to pay to Gold-Ore, in cash or our common shares, at our election, $0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

•
the afternoon fix of the price of silver on the London Mercantile Exchange was greater than or equal to $6.50 per ounce for a minimum of 60 consecutive days, we were to pay to Gold-Ore, in cash or our common shares, at our election, $0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 g/t silver cut-off grade.

To exercise Gold-Ore’s option and earn a 100% interest in the San Marcial Project pursuant to the underlying option agreement, we were required to:

•	make scheduled cash payments to the project vendor, Met-Sin Industriales, S.A. de C.V., totaling $462,500.

•	incur $400,000 in further exploration expenditures on the project by February 4, 2004 ($200,000 of which was required to be incurred by February 4, 2003);

•	pay $100,000 on commencement of commercial production to International American Resources Inc.; and

•	grant a 3% net smelter returns royalty to the project vendor, provided that each 1% of the royalty could be acquired for $600,000.

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

•	paying to Gold-Ore $150,000 in cash;

•	issuing to Gold-Ore 45,706 common shares in our capital; and

•
entering into an option agreement with the owner of the San Marcial Project to acquire a 100% interest in the San Marcial Project on the terms contained in the original option agreement between Gold-Ore and the owner of the project as described above.

In February 2004, we exercised our option to acquire a 100% interest in the San Marcial Project by making the final payment due under the option agreement of $387,500, for total payments of $462,500.

In March 2009, we entered into an option agreement with Silvermex Resources Ltd. (“Silvermex”), under which we granted to Silvermex an option to acquire a 100% interest in the San Marcial Project.  Under the terms of the agreement, in order to maintain the option in good standing, Silvermex is required to:

•	issue to us:

o	1,000,000 shares of Silvermex following the signing of the agreement (issued);

o	1,000,000 shares of Silvermex on or before February 1, 2010 (issued); and

o	1,000,000 shares of Silvermex on or before February 1, 2011; and

•	pay us $100,000 per month commencing 30 days after the commencement of commercial production; and

•	incur expenditures of $1,000,000 on the project on or before February 1, 2011.

In order to exercise the option under the terms of the option agreement, Silvermex must:

•	pay us $15 million in cash or common shares, at our election, on or before February 1, 2012;

•	less the value of the 3 million common shares issued to us to maintain the option; and

•	assume the obligation to pay the $100,000 due on commencement of commercial production to International American Resources Inc. and the 3% net smelter returns royalty.

At the date of this Annual Report, we have a 100% interest in the San Marcial Project, subject to:

•	paying $100,000 on commencement of commercial production to International American Resources Inc.;

•	a 3% net smelter returns royalty, provided that each 1% of the royalty could be acquired for $600,000; and

•	the option granted to Silvermex to acquire the property described above.

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

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings.  In the early 1990s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property.  As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994.  We have since completed a study which defines the most appropriate reclamation option and in March 1998 submitted the results of the study to the Province of British Columbia.  A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements.  During 2007, 2008 and 2009, we carried out reclamation work of $526,700, $634,200 and $22,500, respectively.  In 2010, reclamation work will continue at an estimated cost of $127,000, subject to weather conditions.  Remaining reclamation obligations beyond 2010 include constructing a wetland and monitoring the results in subsequent years.  Estimated costs for the remaining reclamation beyond 2010 are $762,000 which includes $22,400 per year for 10 years ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958.  As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants have studied the property and have prepared a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property.  In 2006, we submitted the conceptual reclamation plan to the appropriate government agencies for comment.  With the finalization of the conceptual reclamation plan, we have estimated the fair value of the liability associated with the reclamation of the property to be $2.6 million.  This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review.  Until the conceptual reclamation plan is accepted by the regulatory agencies, monitoring is not required.

During the years 2006 to 2009, we spent $71,400 completing required reclamation work on the property, which involved the closure of mine workings and preparations for reclamation. Once the conceptual reclamation plan is accepted by the regulatory agencies, we will commence reclamation of the property.

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

1935-1990                      The source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started in 1935.  Twelve mines operated in the area and it was often found that mineralization from one mine would turn out to be the same zone as in another, leading to the eventual interconnecting of the mines.  The largest mines were San Miguel, Chocaya, Llallagua, and Potosi.  Reported total production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems.

1995-2003                      Sunshine Argentina, Inc. acquired the Pirquitas property in a bankruptcy auction in November 1995.  Sunshine Argentina Inc.’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling.  All accessible underground workings were sampled and mapped.  Sunshine Argentina Inc. also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground.  A feasibility study was completed for the project by Sunshine Argentina Inc. in 1999-2000.

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

2008-2009                      We completed the construction of the Pirquitas mine.  The Pirquitas mine achieved production status in December 2009.

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

Feasibility Study Update

In a report dated April 28, 2006, as amended May 9, 2006, prepared by Hatch Ltd., in conjunction with Mine Development Associates, Inc., and in accordance with the standards of Canadian National Instrument 43-101 (together, the “2006 Report”), the Pirquitas Project was estimated to have proven and probable reserves of 107.1 million ounces of silver, based on a silver price of $5.35 per ounce, a tin price of $2.75 per pound and a zinc price of $0.42 per pound. The 2006 Report estimated project production of an average of 9.6 million ounces of silver per year over an 8.8-year mine life. Project capital costs over the operating life of the project were estimated to be $146 million.  The 2006 Report estimated it would take 21-24 months to construct the Pirquitas Project.

Production Decision and Project Update

In October 2006, we made the decision to proceed with production at the Pirquitas Project. Techint Compania Tecnica International Saci (“Techint”) was awarded the engineering, procurement and construction management contract (the “EPCM Contract”) for the project.

Based on detailed engineering work undertaken by Techint, in November 2007, the capital cost to complete construction of the project was estimated to be $220 million.  We also updated the reserve estimate in November 2007 for the Pirquitas Project using a silver price of $9.35 per ounce, a tin price of $3.65 per pound and a zinc price of $1.00 per pound. The updated reserve estimate used the same mine plan and pit shell as the 2006 Report and factored in the updated capital cost estimate of $220 million for the project. In September 2008, we published a further NI 43-101 reserve update for the Pirquitas Project, based on metal prices of $11.00 per ounce of silver, $5.00 per pound of tin and $1.05 per pound of zinc.  The 2008 reserve estimate incorporated additional drill results and was based on a new whittle pit using total operating costs of $22 per tonne net smelter returns.  In February 2009, the capital cost to complete construction of the mine was estimated to be $230 million.  As at December 31, 2009, actual capital cost to complete the mine was $255 million.

Based on the detailed engineering work undertaken by Techint under the direction of our operations and construction personnel and the reserve estimate completed by our geological and engineering personnel, the Pirquitas Project was developed as a conventional open pit, truck and shovel mining operation at a mining rate of 6,000 tonnes per day of ore over an expected mine life of 14.5 years. A simple and conventional process plant using crushing, grinding, flotation, thickening and filtration unit operations was completed in December 2009.  Power is provided by natural gas powered combustion engines supplied by a 42 kilometer natural gas pipeline.  The process plant will process the mined ore into silver, tin and zinc concentrates. Proven and probable reserves were used for the mine plan and to define the ultimate limits of the open-pit for the economic analysis.

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina.  We are reviewing our rights with legal counsel while we pay this export duty under protest.

Permitting

All material permits required to construct and operate the mine are in place.

Development Status

Construction of the mine and all associated infrastructure was completed at the end of 2009.  The mine produced 1.1 million ounces of silver during the year, and shipped 800,000 ounces in 2009.  The mine achieved production status on December 1, 2009 and produced 545,600 silver ounces in December 2009 at a cash production cost per ounce of $8.99. After deductions, treatment and refining charges, inventory adjustments, and royalties and export taxes, total cash operating cost per ounce was $16.57 (See Item 5.E. Non-GAAP Financial Performance Measures).

The mill began processing transitional ore during the first quarter of 2010.  Current mining activity has exposed sulphide ore.  Production in 2010 is planned to be seven million ounces of silver.

The following table sets out our construction expenditures based on a total of $255 million at December 31, 2009 for the Pirquitas Project.

Item Description	Project Construction Estimate ($ millions)	Actual to December 31, 2009 ($ millions)
Direct Costs
Mine	47.4	46.7
Plant/ Tailings	120.0	143.6
Total Direct Cost	167.4	190.3
Indirect Cost	39.0	42.9
Contingency	-	-
Owner’s Cost	23.6	21.4
TOTAL COST	$230.0	$254.6

In addition to the construction of the plant and mining equipment, we incurred $79 million for preproduction costs.

Reserve Estimates

The following reserve estimates for the Pirquitas Project were prepared under the supervision of Paul MacRae, P.Eng., Project Manager of the Pirquitas Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Table No. 6
Silver Standard Resources Inc.
Pirquitas Project
Proven and Probable Reserves(1)

	Ore (Million tonnes)	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)	Silver (Oz. in millions)
Proven	10.7	194.5	0.26	0.70	67.1
Probable	19.3	201.7	0.20	0.90	125.0
Jig Tails(2) (Probable)	0.4	234	0.37	0.13	3.0
Total Project Reserves	30.4	199.6	0.22	0.82	195.1

(1)           Reserve estimates are based on metal prices of $11.00 per ounce of silver, $5.00 per pound of tin and $1.05 per pound of zinc and a new whittle pit using total operating costs of $22 per tonne net smelter returns.
(2)           The jig tails are the product of previous mining operations at the Pirquitas Project.

San Luis Project

Location, Access and Infrastructure

The San Luis Project in Peru is a newly discovered high-grade gold-silver project located in the Ancash Department of central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine.  We currently hold a 55% interest in the project through our joint venture with Esperanza.  Property elevations range from 3,800 to 4,700 meters above sea level.  The project can be accessed by two all-weather roads: to the west from Casma, Peru and to the east from Huaraz, Peru.  Power will be conducted by on site diesel generation.  See the following San Luis Property Location Map.

Land Tenure

The San Luis Project is comprised of 40 mineral concessions covering an area of approximately 33,438 hectares.  In order to maintain our rights to these concessions, we are required to pay a mining good standing fee in the aggregate of approximately $98,000 in respect of the concessions to the government of Peru.

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

On April 1, 2007, we assumed the role of operator for the San Luis Joint Venture and continued with the diamond drill program.  During 2006, 2007 and 2008, the joint venture completed 33,600 meters of diamond drilling in 154 holes.  In 2009, we advanced a feasibility study for the development of the San Luis Project.

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

Status

As a result of the gold and silver grades encountered to date, we have initiated a feasibility study for the development of the project.  We have also initiated negotiations with the local communities for a long-term, land use agreement.  On completion of the feasibility study and negotiation of the land use agreement, we plan on commencing underground exploration and development of the Ayelén vein.

Resource Estimates

As of the date of this report, the San Luis Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Michael Lechner of Resource Modeling, Inc. of Tucson, Arizona and Donald Earnest of Resource Evaluations, Inc. of Tucson, Arizona completed the following resource estimate for the San Luis Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 9, 2009.  Mineral Resources were tabulated using a 6.0 g/t gold equivalent cutoff grade. Gold and silver metal prices of $600 and $9.25 per troy ounce were used to establish a gold to silver ratio of 65:1. No metal recoveries were used.

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

Pitarrilla Project

Location, Access and Infrastructure

Our wholly-owned Pitarrilla Project is located in the northern part of the State of Durango, Mexico.  The property can be accessed from several all-weather roads.  The Pitarrilla property is easily accessible year-round. The required driving time from the city of Durango is about 5 hours (approximately 260 km). The property can be accessed by traveling along all weather roads from either San Francisco de Asis or from the town of El Palmito via Casas Blancas.

The climate is generally hot and dry with average temperatures of approximately 18°C. Rainfall is limited to approximately 500 mm annually. The summer months of July and August have very hot, arid conditions with temperatures reaching 45°C.

Supplies and resources, including fuel and groceries, are available in the town of Rodeo which is a two hour drive to the south. Limited supplies are available in San Francisco de Asis and no services are available in Casas Blancas.  Company accommodations and warehouse are located in Casas Blancas.  Most large items, assay laboratories and air transportation are available in the cities of Durango and Gomez Palico-Torreon.  The power to the camp facilities is supplied from the existing power grid.  Power to the mine is by diesel generation.  Power alternatives for the Pitarrilla Project in connection with the preparation of a Feasibility Study are being evaluated.  See the following Pitarrilla Project Location Map.

Land Tenure

The Pitarrilla Project is comprised of twelve mineral claims covering an area of approximately 136,192 hectares.  In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

History

In the late 1990s, Monarch Resources Ltd. drill tested several gold anomalies on the eastern flank of Cerro Pitarrilla.  We acquired the property by staking in late 2002 and shortly thereafter undertook two programs of mapping and prospecting.  This work located the three known zones of silver mineralization (Cordon Colorado, Peña Dyke and Javelina Creek), and subsequent programs located two additional zones of silver mineralization (Breccia Ridge and South Ridge).  As of February 28, 2009, a total of 186 reverse circulation drill holes totalling approximately 20,600 meters were completed and a total of 365 diamond drill holes totalling approximately 185,700 meters were completed.  The greater the number of drill holes and closer the spacing between holes, the greater the knowledge of the mineral deposit.  Additionally, approximately 1,350 meters of underground development was completed between 2007 and 2008 to provide additional access to the ore body.  This development program has been on hold since December 2008.

CHIHUAHUA
CHIHUAHUA
COAHUILA
ZACATECAS
NAYARIT
DURANGO
LA PITARRILLA
PROJECT
Villa Ocampo
Villa Hidalgo
Tlahualilo de Zaragoza
San Bernardo
Guanacevi
Santa María del Oro
Inde
Mapimi
Gomez Palacio
Cd. Lerdo
Tepehuanes
Topia
Canelas
Rodeo
Nazas
Santiago Papasquiaro
Nuevo Ideal
Cuencame
San Juan de Guadalupe
Santa Clara
San Jose de Reyes
Canatlan
Gpe. Victoria
Villa Unión
El Salto
Nombre de Dios
V. Guerrero
Suchil
Mezquital
GRAPHIC SCALE, APROX.
0 30 60 90 Kms.
LEGEND
TOLL ROAD
HIGHWAY
DIRT ROAD
RAILROAD
STATE BOUNDARY
CITY/TOWN
LA PITARRILLA PROJECT
LA PITARRILLA PROJECT
MUNICIPALITY OF INDE, DURANGO, MEXICO
LOCATION MAP
GEOLOGY: GUILLERMO LOZANO
EXPLOMINERALS S.A. DE C.V.
REVISED BY: W.PERRY DURNING & FRANK HILLEMEYER
BY: GEOMAPS S.A. DE C.V.
DATE: NOVEMBER, 2002

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

Status

A NI 43-101 Technical Report Pitarrilla Property Prefeasibility Study on the Pitarrilla Property was completed by Wardrop, A Tetra Tech Company (“Wardrop”) in September, 2009.  As presented in the Prefeasibility Study, the underground project has a 12-year mine life, mining 4,000 tonnes per day and producing approximately seven million ounces of silver per year. Capital costs are projected at $277 million with average operating costs of $33.81/tonne.  Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead.

Ore processing will produce two concentrates: lead and zinc. The lead concentrate is expected to average 60.7% lead and approximately 8,000 g/t silver. The zinc concentrate is expected to average 48.5% zinc and approximately 400 g/t silver.

The Pitarrilla Project Pre-feasibility Study capital cost estimate (CAPEX) was developed with an accuracy of ±25% and is suitable for project evaluation and client budgeting. The CAPEX consists of four main parts: direct costs, indirect costs, contingency, and Owner’s costs. As of April 2009, the CAPEX for the Project is $277 million. The estimate is subject to qualifications, assumptions, and exclusions, as detailed in the Prefeasibilty Study.  The economic evaluation of the Pitarrilla Project was prepared by Wardrop based on a pre-tax financial model. For the 12-year mine life and 16.7 Mt reserve, the following pre-tax financial parameters were calculated: 10.9% internal rate of return (IRR); 6.2 years payback on $277 million capital; $107.4 million net present value (NPV) at a 5% discount rate.  The base case prices supplied by the Company were as follows: silver – $11.00/oz, zinc – $0.70/lb, lead – $0.50/oz.  Sensitivity analyses were carried out to evaluate the project economics for 2-year, 5-year, and current metal prices.  The financial outcomes for four metal price scenarios were tabulated for NPV, IRR and payback of capital. Discount rates of 10%, 8%, and 5% were applied to all cases identified by the following metal price scenarios: base case, 2-year average, 5-year average, and current prices.  The five year average prices for silver, zinc, and lead were $11.16/oz, $0.99/lb and $0.72/lb, respectively.  The two year average prices for silver, zinc, and lead were $14.06/oz, $1.01/lb and $1.02/lb, respectively, and the spot prices at the time of the study for silver, zinc, and lead were $14.02/oz, $0.71/lb and $0.77/lb, respectively,  The results are presented below:

Summary of Pre-tax NPV, IRR and Payback by Metal Price Scenario

Scenario	NPV at Selected Discount Rates (Million C$)			IRR (%)	Payback (Years)
	10%	8%	5%
5-year Average	163.6	214.7	310.5	20.3	3.8
Silver Standard (Base Case)	12.8	45.5	107.4	10.9	6.2
2-year Average	317.9	388.6	521.1	28.9	2.8
Spot	168.7	221.3	320.1	20.4	3.9

Wardrop adopted metal prices supplied by Silver Standard for the base case. The 3-year average approach was not used as the Company felt its Base Case was an appropriate measure.  The prices provided are lower than the historical 3-year average metal prices.

Sensitivity analyses were carried out on the following parameters: silver prices, lead prices, zinc prices, initial capital expenditure, mine site operating costs. The project NPV (5% discount) is most sensitive to the silver price and, in decreasing order: zinc prices, capital cost, operating costs, and lead price.

A Feasibility Study to further evaluate the project economics of developing the Breccia Ridge Zone using underground mining methods has been initiated.

Reserve and Resource Estimates – Breccia Ridge Underground

Wardrop of Vancouver, British Columbia completed the following mineral reserve estimate for the Pitarrilla Project Breccia Ridge Underground Zone in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards dated September 21, 2009.  The entire reserve is categorized as Probable.

Table No. 10
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Underground
Probable Mineral Reserve Estimate
(Cutoff Grade (1))

Classification	Tonnes (in millions)	Ag (g/t)	Zn (%)	Pb (%)
Probable	16.7	171	2.57	1.12

(1)       A Net Smelter Return (NSR) cutoff grade of $50/tonne was used to estimate the mineral reserve.  The project was evaluated using metal prices of $11/oz silver, $0.70/lb Zn, and $0.50/lb Pb with recoveries varying by rock type.

P&E Mining Consultants Inc. of Brampton, Ontario completed the following resource estimates for the Pitarrilla Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards dated August 3, 2008.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

Table No. 11
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Underground
Measured Mineral Resource Estimate
(Cutoff Grade(1))

Classification	Tonnes (in millions)	Silver Grade (g/t)	Zinc (%)	Contained Lead (%)	Silver (million oz)
Measured	18.5	91.6	1.24	0.70	54.5

(1)       The above block model resource estimate is based on a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources. Silver-equivalent grades were calculated using $11/oz silver, $1.05/lb zinc, $0.75/lb lead and $2.00/lb copper.

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

Table No. 12
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Underground
Indicated Mineral Resource Estimate
(Cutoff Grade(1))

Classification	Tonnes (in millions)	Silver Grade (g/t)	Zinc (%)	Contained Lead (%)	Silver (million oz)
Indicated	48.5	89.2	1.68	0.66	139.1

(1) A cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge Silver-equivalent grades were calculated using $11/oz silver, $1.05/lb lead and $2/lb Copper.

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

Table No. 13
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Underground
Inferred Mineral Resource Estimate
(Cutoff Grade (1))

Classification	Tonnes (in millions)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Silver (million oz)
Inferred	19.3	51.3	1.12	0.54	31.8

(1) A cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge Silver-equivalent grades were calculated using $11/oz silver, $1.05/lb lead and $2/lb Copper.

Resource Estimates – Open Pit and Other Zones

Open Pit

While the Company’s primary focus remains completing a feasibility study for the Breccia Ridge Underground, additional testwork will be required to advance the open pit oxide deposits.  A preliminary economic assessment on the open-pit, oxide material (PEA) may be completed in the future.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.14 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 14
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Open Pit Resource Summary
Indicated and Inferred Mineral Resource Estimate
(Cutoff Grade(1))
Breccia Ridge Open Pit Resource Summary – August 2008
Classification	Tonnes (in millions)	Silver (g/t)	Zinc (%)	Lead (%)	Silver (million oz)
Indicated	105.6	63.6	0.68	0.31	215.8
Inferred	5.5	72.5	0.67	0.24	12.9
(1)The above block model resource estimate is contained in is based on a cut-off grade of 20 grams of silver-equivalent per tonne for underground resources. Silver-equivalent grades were calculated using $11/oz silver, $1.05/lb zinc, $0.75/lb lead and $2.00/lb copper.

In addition to Breccia Ridge, engineering and testwork continues on the four other surface zones: Pena Dike, Cordon Colorado, Javelina Creek and South Ridge. These four zones contain approximately one-third of total Pitarrilla resources and will complement the contemplated underground and open-pit scenarios of Breccia Ridge. The Other Surface Zones mineral resource estimate was prepared by James A. McCrea in a report dated May, 2007.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 15 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.15 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 15
Silver Standard Resources Inc.
Pitarrilla Project
Other Surface Zones Resource Summary
Measured, Indicated and Inferred Mineral Resource Estimate
(Cutoff Grade(1))

Classification	Tonnes (millions)	Silver (g/t)	Silver (million oz)
Measured	27.2	120.6	105.4
Indicated	35.6	112.5	128.7
Inferred	11.3	103.1	37.5
(1)	The above block model resource estimate is contained in the “Technical Report on the La Pitarrilla Property” prepared by James A. McCrea, P. Geo. and filed on www.sedar.com on May 25, 2007.

Snowfield Project

Location, Access and Infrastructure

Our wholly-owned Snowfield Project is located 65 kilometers north-northwest of Stewart, British Columbia along the eastern limit of the Coast Mountain Range.  The simplest access to the project is via Stewart or Bell II, British Columbia by helicopter. The trip is approximately 30 minutes from Stewart and slightly less from Bell II by helicopter, but Stewart has an established year-round helicopter base.  Heavy equipment, fuel and camp provisions can be driven along a gravel road in good condition to the Granduc staging site (north-northwest of Stewart) and then flown to Snowfield cutting the helicopter flight time from Stewart in half.  See the following Snowfield Project Location Map.  The project is adjacent to Seabridge Gold Inc.’s Mitchell Deposit.  All essential services are available in Stewart, British Columbia approximately 70 kilometres to the south. The town supplies most of the commonly needed materials and services for local camps. The towns of Terrace and Smithers are also located in the same general region as the Snowfield Project. Both are directly accessible by daily air service from Vancouver.

Land Tenure

The project consists of one mineral claim totaling 1,267.4 hectares (4.89 square miles) and two overlapping placer claims, and spans 3.3 kilometers north-south and 4.2 kilometers east-west. The mineral claims are in good standing until 2017 and, thereafter, can be maintained in good standing by carrying out additional work on the property or paying a fee to the Government of British Columbia.

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

1999 - 2008                       We acquired the project in 1999, and from 2006 through 2008 completed diamond drill programs consisting of 87 drill holes totaling 31,700 meters of drilling.  The drill programs were successful in outlining a significant gold/copper resource.

2009 – 2010                      The drill program which included 23,778 metres in 42 holes, increased the drill density to 100 metre centres in the main body of the Inferred resources outlined in 2008, and extended the known mineralization to the northwest and southeast.  A higher grade gold-copper core with silver and molybdenum credits was defined, and continuity of grade in the northern half of the zone was proven.

Geology and Mineralization

The Snowfield Project is predominately underlain by volcanic rocks, which form the host rocks for the gold mineralization.  Pervasive alteration minerals include: chlorite, sericite, quartz and pyrite.  The entire sequence of rocks appears to be cut by dykes and sills.

YUKON
MAP AREA
STEWART
ALBERTA
BRITISH COLUMBIA
VANCOUVER
U. S. A.
Kilometres
SCHAFT CREEK DEPOSIT
GALORE CREEK DEPOSIT
STIKINE RIVER
ISKUT RIVER
ISKUT RIVER
SNIP MINE
JOHNNY MTN. GOLD MINE
Eskay Creek Mine
PROPOSED HYDRO LINE
BELL II
SNOWFIELD Property
SEABRIDGE KSM PROPERTY
Proposed Road
Brucejack Property
UNUK RIVER
STEWART
0
20
Kilometres
Silver Standard
RESOURCES INC.
SNOWFIELD PROPERTY
ACCESS LOCATION MAP
NTS 104 / B
Snowfield_ALM_2010-03-24

Status

The 2009 Snowfield drill program which included 23,778 metres in 42 holes, increased the drill density to 100 metre centres in the main body of the Inferred resources outlined in 2008, and extended the known mineralization to the northwest and southeast. A higher grade gold-copper core with silver and molybdenum credits was defined, and continuity of grade in the northern half of the zone was proven.

The drilling and surveying contractors remained the same as for the 2008 program.  Based on results from the 2009 drill program, we have initiated a preliminary economic assessment to evaluate the potential for placing the project in production.  We have also planned a drill program scheduled to be underway in the third quarter of 2010.

Resource Estimate

As of the date of this report, the Snowfield Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

P&E Mining Consultants Inc. of Brampton, Ontario completed the following mineral resource estimate for the Snowfield Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 14, 2010.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

Table No. 16
Silver Standard Resources Inc.
Snowfield Project
Measured Mineral Resource Estimate
(0.35 g/t Gold Equivalent Cutoff Grade(1))
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(2) (ppm)	Gold (oz in millions)	Silver (oz in millions)
Measured	136.9	0.94	1.7	0.11	99	4.14	7.7

(1)
Mineral resources for the December 2009 estimate are defined within an optimized pit that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metals prices (and respective recoveries) of $800/oz. gold (75%), $12.00/oz. silver (73%), $2.50/lb. copper (85%) and $10/lb. molybdenum (60%).  The pit optimization utilized the following cost parameters: Mining $1.75/tonne, Processing $5.00/tonne and G&A $1.00/tonne along with pit slopes of 50 degrees.  Contained metal may differ due to rounding. Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

(2)	“Moly” refers to molybdenum.

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

Table No. 17
Silver Standard Resources Inc.
Snowfield Project
Indicated Mineral Resource Estimate
(0.35 g/t Gold Equivalent Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(2) (ppm)	Gold (oz in millions)	Silver (oz in millions)
Indicated	724.8	0.67	1.9	0.12	91	15.63	43.2

(1) and (2) See footnotes to Table No. 16.

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

Table No. 18
Silver Standard Resources Inc.
Snowfield Project
Inferred Mineral Resource Estimate
(0.35 g/t Gold Equivalent Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(2) (ppm)	Gold (oz in millions)	Silver (oz in millions)
Inferred(3)	948.9	0.33	1.4	0.07	81	10.05	43.7

(1) and (2) See footnotes to Table No. 16.

(3) The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Brucejack Project

Location, Access and Infrastructure

Our wholly-owned Brucejack Project is located 65 kilometers north-northwest of Stewart, British Columbia along the eastern limit of the Coast Mountain Range.  The simplest access to the project is via Stewart or Bell II, British Columbia by helicopter. The trip is approximately 30 minutes from Stewart and slightly less from Bell II by helicopter, but Stewart has an established year-round helicopter base.  Heavy equipment, fuel and camp provisions can be driven along a gravel road in good condition to the Granduc staging site (north-northwest of Stewart) and then flown to Snowfield cutting the helicopter flight time from Stewart in half.  See the following Brucejack Project Location Map.  The project is immediately east of Seabridge Gold Inc.’s KSM property.

Land Tenure

The Brucejack Property consists of six mineral claims totalling 3,199.28 ha in area and all claims are in good standing until January 31, 2017.  Claim ownership is registered to 0777666 B.C. Ltd., a wholly owned subsidiary of Silver Standard. The six mineral claims were converted from 28 older legacy claims to B.C’s Mineral Titles Branch new Mineral Titles Online system in 2005.

History

The following is a chronological description of mineral exploration on the Brucejack Project:

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

1999 - 2008                      We acquired the project in 1999.  No drilling was carried out on the Brucejack Project by Silver Standard from the time of acquisition in September 1999 until 2009.

2009 – 2010                      We completed an exploration program which included 17,846 metres in 37 core holes.  Out of these 37 holes, 35 have been used in P&E’s current Resource Estimates.  The 2009 drill program succeeded in identifying and defining previously undefined gold targets, as well as intersecting gold mineralization over significant intervals, with some intersections exceeding 500 m.
Geology and Mineralization

The Brucejack Project is predominately underlain by volcanic rocks, which form the host rocks for the gold mineralization.  Pervasive alteration minerals include: chlorite, sericite, quartz and pyrite.  The entire sequence of rocks appears to be cut by dykes and sills.

ALASKA
YUKON TERRITORY
NORTHWEST TERRITORIES
WHITEHORSE
WATSON LAKE
ATLIN
JUNEAU
DEASE LAKE
GULF OF ALASKA
BRUCEJACK PROPERTY
WRANGELL
STEWART
BRITISH
COLUMBIA
DAWSON CREEK
ALBERTA
TERRACE
PRINCE RUPERT
SMITHERS
QUEEN
CHARLOTTE
ISLANDS
GRAHAM ISLAND
MORESBY ISLAND
PRINCE GEORGE
WILLIAMS LAKE
PACIFIC
OCEAN
PORT HARDY
REVELSTOKE
KAMLOOPS
VERNON
VANCOUVER ISLAND
PORT ALBERNI
VANCOUVER
PRINCETON
TRAIL
VICTORIA
WASHINGTON
136°
128°
120°
60°
56°
52°
N
S
E
W
0 100 200 300 400 500
KILOMETRES
Silver Standard RESOURCES INC.
BRUCEJACK PROPERTY
LOCATION MAP
Nov, 2009
SCALE: AS SHOWN
Figure 3-1

Status

No drilling was carried out on the Brucejack Project by Silver Standard from the time of acquisition in September 1999 until 2009. In 2009, Silver Standard opted to focus its drilling program at the Galena Hill Zone, as well as on the newly discovered Bridge Zone, located in the southern part of the Brucejack Property. Other targets tested by the 2009 campaign include the previously drilled Gossan Hill and SG Zones as well as two areas of hydrothermal alteration and sporadic gold mineralization situated west and north of the Bridge Zone (Mammoth and Electrum prospects).

Matrix Diamond Drilling of Kimberly, B.C., was commissioned to drill a minimum of 8,000 m of diamond drilling to test several gold-silver targets within the Brucejack area. Helicopter supported drilling commenced in July of 2009 with two drills in the area. The number of drills later increased to three in August of 2009 after continued success of the program and the discovery of the Bridge Zone (an expansion of previously defined gold mineralization known as the “Electrum Zone”).  The 2009 Brucejack Property drilling program comprises 37 surface diamond drill holes (mainly HQ- and some NQ-diameter), SU-01 to SU-37, totalling 17,845.71 m in length, all of which intersected gold-silver mineralization. From the 37 drill holes, 14,085 drill core samples were sent to ALS Chemex Laboratories for analytical testing. The samples were sent to the ALS Chemex assay laboratory in Terrace for preparation and then forwarded to the Chemex facility in Vancouver for analysis. Samples were analyzed for gold by fire assay method with an atomic absorption finish and the samples were also analyzed for 33 other elements by ICP analysis. There were also 80 samples analyzed by metallics methodology (to test for the presence and amount of coarser grained gold) and 584 samples analyzed for specific gravity values.  Out of these 37 holes, 35 have been used in the current Mineral Resource Estimates prepared by P&E Mining Consultants of Brampton, Ontario disclosed in the tables below. The 2009 drill program succeeded in identifying and defining previously undefined gold targets, as well as intersecting gold mineralization over significant intervals, with some intersections exceeding 500 m.  In 2010 exploration will focus on expanding the lower grade resource and defining a higher grade resource.

Resource Estimate

As of the date of this report, the Brucejack Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

P&E Mining Consultants Inc. of Brampton, Ontario completed the following resource estimate for the Brucejack Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated January 14, 2010.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

Table No. 19
Silver Standard Resources Inc.
Brucejack Project
Measured Mineral Resource Estimate
(0.35 g/t Gold Equivalent Cutoff Grade(1))
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz in millions)	Silver (oz in millions)
Measured	9.9	2.06	75.0	0.66	23.8

(1)
Mineral resources for the December 2009 estimate are defined within an optimized pit that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metals prices (and respective recoveries) of $800/oz. gold (75%), $12.00/oz. silver (73%), $2.50/lb. copper (85%) and $10/lb. molybdenum (60%).  The pit optimization utilized the following cost parameters: Mining $1.75/tonne, Processing $5.00/tonne and G&A $1.00/tonne along with pit slopes of 50 degrees.  Contained metal may differ due to rounding. Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

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

Table No. 20
Silver Standard Resources Inc.
Brucejack Project
Indicated Mineral Resource Estimate
(0.35 g/t Gold Equivalent Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz in millions)	Silver (oz in millions)
Indicated	110.7	0.95	11.7	3.38	41.6

(1)	See footnote to Table No. 19.

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

Table No. 21
Silver Standard Resources Inc.
Brucejack Project
Inferred Mineral Resource Estimate
(0.35 g/t Gold Equivalent Cutoff Grade(1) )

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz in millions)	Silver (oz in millions)
Inferred(2)	198.0	0.76	11.2	4.87	71.5

(1)	See footnote to Table No. 19.
(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Diablillos Project

Location, Access and Infrastructure

Our wholly-owned Diablillos Project covers an area of 4,500 ha and is located 160 kilometers southwest of the city of Salta, along the border between the Provinces of Salta and Catamarca, on the altiplano of northern Argentina.  The property is road accessible and is approximately 275 kilometers south of the Pirquitas Project.  The geographic coordinates at the centre of the property are 25°18' South latitude by 66°50' West longitude.  See the following Diablillos Project Location Map.

Land Tenure

The project consists of eight mining leases or “minas” totaling 4,500 hectares, and 2 cateos of 5,567 hectares, and is accessible by gravel road.  In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.

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

Status

We are carrying out engineering trade-off studies to determine the optimal method for mining the deposit: open pit or underground.  On completion of the trade-off studies, we will complete a preliminary economic assessment to evaluate the potential for placing the project in production.

Resource Estimate

As of the date of this report, the Diablillos Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Wardrop Engineering Inc. of Vancouver, British Columbia completed the following resource estimate for the Oculto deposit within the Diablillos Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated July 27, 2009.  The resource was evaluated using a Recovered Metal Value (“RMV”) cutoff grade of $10/tonne.  The RMV was based on metal values of $11/oz Ag and $700/oz Au, and applied recoveries of 65% for gold and 40% for silver.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 22 below uses the term “Indicated Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 22
Silver Standard Resources Inc.
Diablillos Project
Indicated Mineral Resource Estimate
($10 RMV Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz in millions)
Indicated	21.6	0.922	111	640,000	77.1
(1)	The cut-off grade is based on $10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz, 40%).

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

Table No. 23
Silver Standard Resources Inc.
Diablillos Project
Inferred Mineral Resource Estimate
(US $10 RMV Cutoff Grade(1) )

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz in millions)
Inferred	7.2	0.807	27	187,000	6.3
(1)	The cut-off grade is based on $10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz, 40%).

Secondary Projects

Berenguela Project

The Berenguela Project is located 5 kilometers northeast of Santa Lucia, in the Province of Lampa on the Altiplano of southern Peru and is comprised of 13 concessions or “minas” covering an area of approximately 6,218 hectares.  In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.  The project can be accessed from a major paved highway adjacent to the project, and a main-line railway passes within five kilometers of the project.  See the following Berenguela Project Location Map.

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

San Agustin Project

The San Agustin Project is comprised of two mineral claims covering an area of approximately 575 hectares and is located approximately 4 kilometers north of the village of San Agustin de Ocampo and approximately 100 kilometers north of the city of Durango in the State of Durango, Mexico.  The Company does not hold the surface rights to the property.  Infrastructure is located nearby and paved Highway 45 passes 10 kilometers east of the property.  See the following San Agustin Location Map.  In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

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

In 2006, Geologix carried out an exploration program on the property.  In 2007 and 2008, Geologix completed a 175 hole, 40,700 meter diamond drill program in accordance with the terms of its option agreement (see Item 4.B - “Business Overview – Secondary Projects – San Agustin Project”).  We have not completed any exploration work on the San Agustin Project since Geologix’s option to acquire the property was terminated.  Work in 2009 was limited to interpretation of geological data.  In 2009 a mineral resource estimate was completed by Wardrop, A Tetra Tech Company.  In 2010, additional logging, field work and a drilling program are expected to be conducted on the San Agustin deposit.

As of the date of this report, the San Agustin Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Wardrop, A Tetra Tech Company of Vancouver, British Columbia completed the following mineral resource estimate for the San Agustin Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated March, 2009.

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

Table No. 26
Silver Standard Resources Inc.
San Agustin Project
Indicated Mineral Resource Estimate
($3.40 RMV in oxide and $6.25 RMV in sulphide material cut-off grade)(1)

Category	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Indicated	121.0	0.41	12.3	0.49	0.06
(1)
The cut-off grade is based on $3.40 recovered metal values (RMV) in oxide material and $6.25 (RMV) in sulphide material and the following metal prices and recoveries: gold ($631.97/oz, 72%); silver ($11.63, 74%); zinc ($1.11/lb., 50%); and lead $0.78/lb.; 62%).

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

Table No. 27
Silver Standard Resources Inc.
San Agustin Project
Inferred Mineral Resource Estimate
($3.40 RMV in oxide and $6.25 RMV in sulphide material cut-off grade)(1)
Category	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Inferred	91.2	0.36	12.6	0.48	0.07
(1)
The cut-off grade is based on $3.40 recovered metal values (RMV) in oxide material and $6.25 (RMV) in sulphide material and the following metal prices and recoveries: gold ($631.97/oz, 72%); silver ($11.63, 74%); zinc ($1.11/lb., 50%); and lead $0.78/lb.; 62%).

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 28 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 28
Silver Standard Resources Inc.
Challacollo Project
Silver Standard Indicated Mineral Resource Estimate
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

Table No. 29
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

Maverick Springs Project

The Maverick Springs Project is located approximately half-way between Elko and Ely, Nevada and covers approximately 3,970 acres within the prospective region of gold/silver mineralization known as the Carlin Trend.  We hold a 55% interest in the Maverick Springs Project, representing all of the silver mineral resources hosted in the project.  The project can be accessed year-round by fifteen miles of gravel road from the Ruby Lakes National Wildlife Refuge, located west of the Maverick Springs Project.  See the following Maverick Springs Project Location Map.  The Carlin Trend is thought to mark a deep penetrating fault that separates relatively thick and stable continental crust to the east from a zone of thinned transitional crust to the west.

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

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property.  A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes.  Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone.  In 2003 and 2004,

Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization.  In 2006, an 18-hole, 16,035 foot reverse circulation drill program encountered additional silver mineralization at the north end of the mineralized zone.  In 2008, we assumed the role of operator under the joint venture and completed a 5 hole, 5,330 foot reverse circulation drill program.  We did not carry out any exploration activities in 2009.

As of the date of this report, the Maverick Springs Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Snowden Mining Industry Consultants of Vancouver, British Columbia completed the following resource estimate for the Maverick Springs Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated April 13, 2004.  We hold a 55% interest in the Maverick Springs Project, representing all of the silver mineral resources hosted in the project.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 30 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 30
Silver Standard Resources Inc.
Maverick Springs Project
Indicated Mineral Resource Estimate
(1 oz/ton Silver-Equivalent Cutoff Grade)

Classification	Tons (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Indicated	69.63	1.0	0.010

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 31 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 31
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

The Bowdens Project consists of one exploration tenement covering 93 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary.  In order to maintain our interest in the property, we are required to make annual work expenditures on the property.  For the years ended January 29, 2007, January 29, 2008 and January 29, 2009 minimum required expenditures are A$62,000 per year.  We have also purchased three farms totalling 1,338 hectares that cover the known mineralization and proposed mine infrastructures sites.

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

1997-1998                       We acquired GSM Exploration and carried out exploration programs over the two main prospects of the Bowdens Project and a regional reconnaissance program to expand on previous reconnaissance work.  In May 1998, our board of directors approved a $2.7 million feasibility study of the economics of the Bowdens Project, and we commenced a reserve definition drill program to expand indicated and inferred silver resources and to provide additional geological and metallurgical information.  A feasibility study is required to be completed for the Bowdens Project before any reserves can be designated for the project.

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

As of December 31, 2007, a total of 425 drill holes totalling 47,672 metres, including water exploration holes, have been completed on the Bowdens Silver Project since 1989.  We have not carried out any significant activities since 2007.

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 32 below uses the term “Measured Mineral Resource.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 32
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

Table No. 33
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

In February 2010, we sold our 100% interest in the Silvertip Project, located in northern British Columbia approximately 85 kilometers south of Watson Lake, Yukon Territory to Silvercorp Metals Inc.  (See Item 4.B “Business Overview – Secondary Projects – Silvertip Property”.)  For additional information on the Silvertip Property, please refer to the Company’s Form 20-F for the fiscal year ended December 31, 2008, as amended, Item 4.D – “Property, Plant and Equipment – Secondary Projects – Silvertip Property.”

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 35 below uses the term “Indicated Mineral Resource.”  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 35
Silver Standard Resources Inc.
Sunrise Lake Deposit
Silver Standard Indicated Mineral Resource Estimate with Roscoe Postle Review
(30 g/t Silver Cutoff Grade - Uncut)
Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Indicated	1,522,000	262	2.39	5.99	0.08	0.67

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 36 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 36
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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 37 below uses the term “Inferred Mineral Resources.”  We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 37
Silver Standard Resources Inc.
San Marcial Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(30 g/t Silver Cutoff Grade – uncapped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	2.31	191.79	0.32	0.66

Office Space

In April 2009, we agreed to sublease approximately 10,745 square feet at 1400, 999 West Hastings Street, Vancouver, BC for a 45 month period commencing July 1, 2009 and expiring on March 30, 2013.  Under the terms of the sublease, we agreed to pay $19 per square foot per annum and a proportionate share of operating costs and operating taxes over the term of the sublease.  Effective July 27, 2009, we moved our head office to 1400, 999 West Hastings Street, Vancouver, BC.

We continue to lease our former head office at 1180, 999 West Hastings Street, Vancouver, BC, under two leases, both of which expire on March 31, 2013.  Under the terms of one of the leases, we lease 8,361 square feet of office space for a five year period at rates increasing from $284,279 in the first year to $334,440 per year in the fifth year.  Under the terms of the other lease, we lease 1,319 square feet of office space for a four year and five month period at rates increasing from $18,686 to $52,760 in the fifth year.  We are also required to pay our proportionate share of operating costs and property taxes over the term of these leases.

Under a sublease dated June 16, 2009, we agreed to sublease approximately 6,000 square feet of the office space at 1180, 999 West Hastings Street, Vancouver, BC until March 30, 2013 for $22 per square foot per annum and a proportionate share of operating costs and property taxes.

Item 4AUnresolved Staff Comments

There are no unresolved SEC comments at this time.

Item 5           Operating and Financial Review and Prospects

A.	Operating Results

We are a silver resource company that has assembled a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  With the Pirquitas Project having entered production during 2009, we are now focused on operating and producing silver from our Pirquitas mine and on advancing our five other principal projects, including the San Luis project, the Pitarrilla project, the Diablillos project, the Snowfield project and the Brucejack project.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may opportunistically monetize certain of our other assets.  Our common shares are quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the years ended December 31, 2009, 2008 and 2007 is prepared as of March 4, 2010 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise.  We direct investors to the section “Risks Factors” and for a cautionary statement on forward-looking information and non-GAAP financial performance measures included within this Annual Report. Additional information relating to us, including our annual information form, is available free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

The MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management (see “Note Regarding Forward-Looking Statements”).  See Item 11 – “Quantitative and Qualitative Disclosure About Market Risk” for a description of foreign exchange risk.

Pirquitas Mine, Argentina

The Pirquitas Mine produced 1.1 million ounces of silver during the year, achieved production on December 1, 2009 and produced 545,600 silver ounces in December 2009 at a cash production cost per ounce of $8.99.  After deductions, treatment and refining charges, inventory adjustments, and royalties and export taxes, total cash operating cost per ounce is $16.57 (See Item 5.E “Non-GAAP Financial Performance Measures”).  A total of $140,603,000 was incurred at the Pirquitas property in Argentina during the year, which includes $90,534,000 on mine construction and mining equipment and $50,069,000 in project development activities.

We began open pit pre-stripping in July 2008 and 18.0 million tonnes of material have been moved since that time.  During 2009, the open pit mine operated at the design rate of 43,000 tonnes per day and 14.3 million tonnes of material have been moved.

The plant has a crushing capacity of 6,000 tonnes per day. This feeds a pre-concentration plant that is designed to feed the mill at a rate of 3,200 tonnes per day. The mill’s feasibility design capacity was exceeded in both November and December of 2009, and we declared production as of December 1, 2009.

During the third quarter, as envisioned in the feasibility study, the historical jig tailings were used to provide material to prove the operation of the processing facility and were fed through the silver circuit.   The metallurgical performance from the jig tailings was disappointing as a result of the variation in head grade and oxidation precipitates within the jig tailings.  This resulted in inconsistent silver recoveries ranging from 30% to 60% and concentrate grades ranging from 900 grams of silver per tonne to in excess of 5 kilograms of silver per tonne.

In the fourth quarter, we began processing oxide from the open pit, which had been stockpiled throughout the year.  We achieved silver recoveries exceeding 50% from this mill feed and concentrate grades over 15,000 grams of silver per tonne.

The mill began processing transitional ore during the first quarter of 2010.  Current mining activity has exposed sulphide ore, which is expected to be introduced to the mill and processed at full capacity during the second quarter of 2010.   Production in 2010 is planned to be seven million ounces of silver at an average cash production cost of $9.00 per ounce of silver (net of by-product credits).  The tin circuit is commissioned and will be operated when suitable material is available, expected during the second quarter of 2010.  Please refer to the Note Regarding Forward-Looking Statements at the front of this Form 20-F and the description of non-GAAP financial performance measures contained herein.

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina.  We are reviewing our rights with legal counsel while we pay this export duty under protest.

Financial Summary for 2009

•
We entered production at our Pirquitas mine effective December 1, 2009.  We produced a total of 1.1 million ounces of silver during the year, and sold 460,100 ounces since the commencement of production.

•	Recorded a net loss for the year of $13.2 million (2008 - $5.9 million; 2007 - $34.0 million) or $0.19 per share (2008 - $0.09 per share; 2007 - $0.55 per share).

o	Revenue of $5.4 million since the commencement of production; and

o	Cost of sales of $8.0 million, including $1.0 million in non-cash inventory write-down to net realizable value, $2.0 million in non-cash depletion, depreciation and amortization.

•	We incurred a total of $140.6 million (2008 - $154.3 million) for construction and development of the Pirquitas mine.

•	We incurred exploration expenditures of $24.3 million (2008 - $37.1 million; 2007 - $34.8 million) to advance our other key properties during the year. Significant expenditures included:

o	$10.3 million at the Snowfield Project in Canada (2008 - $4.6 million; 2007 - $2.4 million);

o	$5.4 million at the San Luis Project in Peru (2008 - $6.5 million; 2007 - $7.6 million);

o	$4.3 million at the Pitarrilla Project in Mexico (2008 - $17.9 million; 2007 - $16.4 million); and

o	$1.7 million at the Diablillos Project in Argentina (2008 - $5.7 million; 2007 - $4.4 million).

SUMMARIZED ANNUAL FINANCIAL AND OPERATIONAL RESULTS

(thousands of dollars, except production data and per share amounts)

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with those statements:

	2009		2008	2007
	December(1)	Full year

Production Data (2)

Tonnes milled	110,767	410,454	N/A	N/A
Silver head grades (grams/tonne)	262	185	N/A	N/A
Silver recoveries	58.4%	45.0%	N/A	N/A
Silver produced (ounces)	545,600	1,114,300	N/A	N/A
Silver sold (ounces)	460,100	602,400	N/A	N/A

(1)	We entered production at our Pirquitas mine in Argentina on December 1, 2009. As a result, 2009 is our first year of reported revenues and production data.
(2)	Production during 2009 included processing historical jig tailings to prove the mechanical operation of the plant; since December 1, 2009, the tonnes milled were primarily oxide ore.

	2009	2008	2007

Cash cost per ounce of silver (3)

Cash production cost	$8.99	N/A	N/A
Cash operation cost	$16.57	N/A	N/A
Total cost	$20.30	N/A	N/A

Revenues (4)	$5,442	$-	$-

Average realized silver price (per ounce)	$17.49	N/A	N/A
Average London spot silver price (per ounce)	$17.67	N/A	N/A

Other financial information

Net loss	$(13,193)	$(5,946)	$(33,965)
Basic and diluted loss per share	$(0.19)	$(0.09)	$(0.55)

Cash and cash equivalents	$26,659	$72,013	$81,600
Total assets	$749,925	$567,905	$504,851
Working capital	$24,515	$41,486	$118,680
Long-term convertible notes	$110,739	$104,046	$-
Cash dividends declared	$-	$-	$-

(3)
The calculation of cash production cost, cash operating cost and total cost per ounce of silver is net of by-product sales revenue (by-product credit were $nil in 2009).  We use cash costs per ounce of silver, a non-GAAP measure, to manage and evaluate operating performance at our Pirquitas mine.  See the description of non-GAAP financial performance measures in this Item 5.

(4)	Revenues are reported net of deductions, treatment and refining charges.

For the years ended December 31, 2008 and 2007, we had no sales or other operating revenues.  We successfully achieved production at our Pirquitas mine in Argentina on December 1, 2009 on completion of the operational commissioning and testing phase.  Management determines the operational commissioning and testing phase to be completed when testing of significant mine and plant components is complete, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2009 audited consolidated annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas Mine, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our share price.  We utilize historical data to estimate option exercises and forfeiture behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

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

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Convertible Debenture Receivable

We follow accounting guidelines in determining the value of the liability and equity components of the convertible debenture receivable, as disclosed in note 6c to the annual consolidated financial statements.  The carrying value of the note receivable component was determined by discounting the stream of future payments of interest and principal over a 3 year expected life at the prevailing market rate for a similar debenture without the conversion feature.  The note receivable component is accreted over its expected life using the effective interest method.  The carrying value of the conversion feature was measured using the Black-Scholes valuation model.  The conversion feature component is re-valued at each period end with net change recorded to the net earnings.

In July 2009, Aurcana Corporation negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.  We received our first coupon payment of $134,000 on July 15, 2009.  As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

Convertible Notes

We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as disclosed in note 10 to the annual consolidated financial statements.  The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the prevailing market rate for a similar liability without the conversion feature.  The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.  We estimated the expected life of the debt based on early repayment rights exercisable by both parties in the fifth year of the agreement.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the Canadian Securities Administrators (CSA) and the SEC):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2009, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2009, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Changes in Accounting Policies

Mining exploration costs

Effective March 27, 2009, we adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Goodwill and intangible assets

Effective January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets,” and CICA Handbook Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Credit risk and the fair value of financial assets and financial liabilities

Effective January 1, 2009, we adopted EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This standard requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Financial instruments

We adopted amendments to CICA Handbook Section 3855 effective January 1, 2009. Amendments to this section have added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; changed the categories into which a debt instrument is required or permitted to be classified; changed the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  Adoption of these amendments did not result in a material impact on our consolidated financial statements.

We also adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which was amended to improve financial instrument disclosures to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  The impact of adopting these amendments for the year ended December 31, 2009 resulted in additional disclosures included within these consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

Business combinations and related sections

CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests”, replace CICA Handbook Sections 1581 and 1600.  The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These standards are effective January 1, 2011 prospectively, with early adoption permitted.

We have elected to adopt CICA Handbook Sections 1582, 1601 and 1602 on a prospective basis effective January 1, 2010.  The adoption of these standards is not expected to have a material impact on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011.  This includes a requirement to present comparative financial information in accordance with IFRS for 2010.  Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The following table provides a summary of our changeover plan, the key activities involved, and the current status of these tasks:

Key Activities	Current Status
Financial Reporting
•           Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections
•           Quantify key differences for opening balance sheet
•           Identify and quantify impact on taxation
•           Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations

•           Identified relevant IFRS 1 elections and formulated policy positions for key accounting differences during 2009
•           Identification of taxation impact and quantification is in progress
•           Preparation of draft skeleton consolidated financial statements and IFRS 1 reconciliations are in progress

Training • Provide technical training to key finance personnel and accounting personnel at all site locations	• Initial training program complete • Specific training will be provided on an as-needed basis during 2010
Business Activities • Assess impact of conversion on budgeting and forecasts	• Planning is underway
Control Environment • Maintain effective controls throughout the IFRS conversion process • Revise control environment for changes in processes and controls as a result of transition to IFRS	• To be completed in connection with conversion process
Financial Information Systems
•           Determine and implement solution for capturing IFRS information throughout 2010 while still reporting in Canadian GAAP
             (i.e. for comparative period)
•           Identify impact on financial systems and changes required
• Implementation is in progress with further information to be gathered • Analysis of system changes is in progress

As at December 31, 2009, we have substantially completed our scoping and planning and are well underway in our design and solution development.

We have identified key areas where changes in accounting policy are expected on our transition from Canadian GAAP to IFRS listed below.  This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS.  We have not yet completed the quantification of the impact of these changes at this stage in our conversion project.

First-time adoption of IFRS

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis.  IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal.  The most significant IFRS optional exemptions which we expect to apply are:

Exemption	Summary of exemption
IFRS 2, Share-based payments	Full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business Combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative Translation Differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing Costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.

Functional Currency

IFRS requires functional currency to be assessed independently for each subsidiary within a consolidated group and introduces the concept of primary and secondary factors.  We determined the U.S. dollar to be our functional currency for Canadian GAAP effective January 1, 2009.

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are denominated and then converted to the accounting functional currency at the current rate.  IFRS requires that deferred taxes be determined in an entity’s functional accounting currency.  The different treatment under IFRS results in a measurement difference for deferred taxes on monetary items where an entity’s tax and accounting functional currencies differ.  We expect that this GAAP difference will impact a significant number of our subsidiaries.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination.  This exemption does not exist in Canadian GAAP.

Asset Impairment

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment in the event that indicators exist.  The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate.  If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary.  If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, an entity is required to assess whether there is an indication of impairment at each reporting date.  If such an indication exists, the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount.  Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use.  Value in use is the present value of the future cash flows expected to be derived from an asset or CGU.  An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount.  Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

This change may result in impairment losses being recognized earlier under IFRS that would not be recognized under Canadian GAAP.

Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation.  We do not expect this GAAP difference to have a large impact on our estimates.

The discount rate used to determine the present value of the expenditures for Canadian GAAP is the credit-adjusted risk free rate for the entity.  IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with Canadian GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation.  IFRS requires the re-measurement of the liability at each reporting date.  Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under Canadian GAAP.

The recognition principle is broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where Canadian GAAP requires a liability to be recognized when there is a legal obligation.

We have not yet determined the impact of these changes on our consolidated statement of income (loss) or on our consolidated balance sheet.  There will be no impact on our consolidated statement of cash flow.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at March 30, 2010, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price C$	Remaining Life (years)
Capital stock	78,723,229
Stock options	5,231,184	$10.50 - $40.62	0.8 - 9.8
Fully diluted	83,954,413

Subsequent Events

(a)  In February 2010, we closed a public share offering of 6,728,755 common shares at a price of $17.00 per share, for aggregate gross proceeds of approximately $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,619,000, net proceeds were approximately $107,770,000.

(b) We completed the sale of our Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) on February 26, 2010 for total consideration of $14,250,000 (C$15,000,000), including $7,125,000 (C$7,500,000) payable in common shares of Silvercorp, for an estimated after tax gain of $12,100,000.

Review of Annual Financial Statements

For the year ended December 31, 2009, we recorded a net loss of $13,193,000 ($0.19 per share) compared to a net loss of $5,946,000 ($0.09 per share) in 2008 and a net loss of $33,965,000 in 2007 ($0.55 per share).  The following is a summary and discussion on the various components of income and expenses recorded during the year compared to the prior year:

2009 Compared to 2008

Since the commencement of production, we recorded sales revenue of $5,442,000 on shipment of 2,893 tonnes of silver concentrate containing 460,100 ounces of silver.

Cost of sales related to concentrate sold during the month of December was $5,926,000, including a non-cash inventory write-down of $1,022,000 to net realizable value.  Non-cash depletion, depreciation and amortization for the period since the start of production was $2,039,000.

	2009 $(000)	2008 $(000)

General and administration	10,287	9,031
Stock-based compensation	6,319	9,601
Property examination and exploration	459	340
Reclamation and accretion	366	318
	17,431	19,290

General and administration expenses during 2009 were $10,287,000 compared to $9,031,000 in 2008.  The increase in general and administrative expenses was the result of office relocation costs, recruiting fees and an increase in aggregate salaries and employee benefits related to hiring additional senior staff as we transition to a producing mining company.   General and administration includes depreciation expense on corporate office assets and was $229,000 during 2009 compared to $288,000 recorded in 2008.

Stock-based compensation expense for 2009 was $6,319,000 compared to $9,601,000 in 2008.  Stock-based compensation expense is recognized over the vesting period of the options granted.  The decrease in total stock-based compensation from prior year was due to fewer unvested stock options outstanding during the current year.  Stock-based compensation assigned to mineral properties during the year was $228,000 compared to $61,000 during 2008.  The increase in the amount assigned to mineral properties in 2009 compared to 2008 is the result of an increase in stock options granted to employees working on the Pitarrilla and San Luis projects during 2009.

We incurred $459,000 in property examination and exploration expenditures during 2009 compared to $340,000 in 2008.  The increase in property examination and exploration over the prior year of $119,000 is the result of an increase in general exploration expenditures during the year.

Reclamation and accretion expense in 2009 was $366,000 compared to $318,000 in 2008.  There was no significant change in accretion expense or cash site restoration and clean-up costs from 2008 to 2009.  During the year, we increased our estimate for asset retirement obligations as a result of changes in the amount and timing of estimated cash flows by $7,325,000, primarily related to our Pirquitas mine as we enter into production.

	2009 $(000)	2008 $(000)

Investment income	1,100	3,039
Foreign exchange gain	4,993	200
Interest expense and financing fees	(1,095)	(6,499)
	4,998	(3,260)

Investment income was $1,100,000 for 2009 compared to $3,039,000 in 2008.  The decrease in investment income is due to a combination of factors, including less funds being available for investment and lower yields on investments.  As a result of significant volatility in the credit markets, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in U.S. and Canadian government treasury bills.  These treasuries are considered to be lower risk and as a result have lower yields.

Foreign exchange gain for 2009 was $4,993,000 compared to $200,000 in 2008.  We hold a significant portion of our cash and cash equivalents and incur the majority of our expenditures in U.S. dollars.  With the change in our functional currency from Canadian dollars to U.S. dollars effective January 1, 2009, our main exposure to foreign exchange risk is related to our net assets denominated in Canadian dollars and Argentinean pesos.  The foreign exchange gain in the current year reflects the strengthening of the Canadian dollar and Argentinean peso against the U.S. dollar.  In 2008, our functional currency was the Canadian dollar and the foreign exchange gain reflects the strengthening of the U.S. dollar versus the Canadian dollar on our net assets denominated in U.S. dollars.

We incurred interest and financing fees of $1,095,000 in 2009 compared to $6,499,000 in 2008.  Interest and accretion cost of $11,808,000 related to our convertible notes was capitalized to construction in progress until the start of production.  During 2008, we recorded $2,726,000 of interest and accretion expense to net loss and $3,773,000 of financing fees related to our convertible notes financing.

	2009 $(000)	2008 $(000)

Gain (loss) on sale of marketable securities and other investments	(1,279)	2,090
Unrealized gain on financial instruments held-for-trading	412	114
Gain on sale of mineral property	167	31,463
Write-down of marketable securities and other investments,
net of interest received	534	(22,794)
Write-down of convertible debenture	(2,002)	-
Write down of mineral property	(377)	-
Gain on sale of silver bullion	-	23,699
	(2,545)	34,572

Gain (loss) on sale of marketable securities and other investments was a loss of $1,279,000 in 2009 compared to a gain of $2,090,000 in 2008.  In November 2009, we sold our Class A-1 and A-2 asset-backed commercial paper investments for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000.  We also recorded a gain on sale of marketable securities of $1,824,000 in 2009 compared to a gain on sale of marketable securities of $2,090,000 in 2008.

Unrealized gain on financial instruments held-for-trading during the year was $412,000 compared to $114,000 in the prior year.  The unrealized gain in the current year is the result of revaluation of the conversion feature on our convertible debenture.  The gain in the prior year consists of $1,429,000 gain on mark-to-market adjustment of foreign exchange options net of $1,389,000 loss on revaluation of the conversion feature on our convertible debenture, $27,000 loss on mark-to-market adjustment on stock warrants investments and $101,000 unrealized foreign exchange gain on translation.

We recorded a gain on sale of mineral properties of $167,000 compared to $31,463,000 in 2008.  In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”).  Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko.  The sale resulted in a gain of $167,000.  In July 2008, we completed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  The sale resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

Write-down of marketable securities and other investments, net of interest received resulted in income of $534,000 in 2009 compared to a write-down of $22,794,000 in 2008.  We were unable to receive a reasonable bid for the remaining notes upon sale of our Class A-1 and A-2 notes during 2009, and as a result, the remaining carrying value of $2,113,000 was written off during the year.  The 2009 write-down is net of interest and principal repayments of $2,647,000 received during the year.  This compares to a write-down of our other investments of $17,903,000 in 2008.  In 2008, we also recorded a write-down of available-for-sale marketable securities of $4,891,000 related to a decline in fair values determined to be other-than-temporary.

During 2009, we renegotiated the terms of our convertible debenture with Aurcana resulting in a reduction in the coupon rate from 3% per year to 1.5% in the first year and an increase to 4% per year thereafter.  As a result, a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana was recorded during the year to reflect the fair value of the restructured debenture.

During the first quarter of 2009, we allowed our mineral rights for La Bandera project in Mexico and Veca project in Peru to lapse.  As a result, we recorded a $377,000 write-down of mineral properties to net loss during the year.  No similar write-down of mineral properties was recorded during 2008.

In March 2008, we sold our silver bullion for cash proceeds of approximately $39,648,000, resulting in an after-tax gain of $23,699,000.  No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

	2009 $(000)	2008 $(000)

Current income tax recovery (expense)	2,221	(14,575)
Future income tax recovery (expense)	2,087	(3,393)
	4,308	(17,968)

For the year ended December 31, 2009, we recorded a current income tax recovery of $2,221,000 compared to an expense of $14,575,000 in 2008.  During 2009, we generated sufficient loss pools to reverse taxes payable of $2,006,000 which was recorded in the prior years.  We also finalized our tax filing related to the sale of the Shafter Silver project during 2009, which resulted in a reduction in our original estimate of income tax expense by $900,000.  These income tax recoveries were partially offset by export tax of $685,000 imposed by the Argentinean government for silver concentrate sales during 2009.  The majority of the income tax expense recorded in 2008 relates to the sale of the Shafter Silver project.

Future income tax recovery during the year was $2,087,000 compared to an expense of $3,393,000 in 2008.  During 2009, we recorded a future income tax recovery of $1,053,000 resulting from a current period loss from our Pirquitas operations, which can be used against future taxable income in Argentina.  We also recorded a future income tax recovery of $1,034,000 (2008 – expense of $3,393,000, which reflects the tax effects of unrealized gains (losses) on our marketable securities during the respective years.

2008 Compared to 2007

	2008 $(000)	2007 $(000)

General and administration	9,031	8,223
Stock-based compensation	9,601	13,955
Property examination and exploration	340	73
Reclamation and accretion	318	728
	19,290	22,979

General and administration expenses during 2008 were $9,031,000 compared to $8,223,000 in 2007.  The increase in general and administrative expenses was the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2008 as well as higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties. General and administration includes depreciation expense on corporate office assets and was $288,000 during 2008 compared to $296,000 recorded in 2007.  The change in depreciation expense was minimal as no significant assets were purchased at our corporate office.

Stock-based compensation expense for 2008 was $9,601,000 compared to $13,955,000 in 2007.  The 2008 expense was allocated as follows: $1,976,000 was related to general and administration for directors and consultants as compared to $2,609,000 in 2007, and $7,625,000 was related to employee salaries and benefits as compared to $11,346,000 in 2007.  The decrease in stock based compensation was related to vesting of stock options granted in prior years and less stock options being issued in the current year.

We incurred $340,000 in property examination and exploration expenditures in 2008 compared to $73,000 in 2007, reflecting an increase in generative activity in Mexico.

Reclamation and accretion expense in 2008 amounted to $318,000 compared to $728,000 in 2007.  The decrease during 2008 was the result of less reclamation activity at the Duthie project during the year compared to the prior year.

	2008 $(000)	2007 $(000)

Investment income	3,039	6,287
Foreign exchange gain	200	(3,282)
Interest expense and financing fees	(6,499)	-
	(3,260)	3,005

Investment income was $3,039,000 for 2008 compared to $6,287,000 in 2007.  The decrease in investment income was due to lower yields on investments.  As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in U.S. and Canadian government treasury bills.  These treasuries have lower yields.

Foreign exchange gain for 2008 was $200,000 compared to a loss of $3,282,000 in 2007.  In 2008 and 2007, our functional currency was the Canadian dollar.  As proceeds from our convertible debt financing and sale of silver bullion were in U.S. dollars, we held a significant portion of our cash in U.S. funds.  Therefore, the strengthening of the U.S. dollar versus the Canadian dollar would result in a foreign exchange gain and vice versa.  The decrease in foreign exchange loss in 2007 to a foreign exchange gain in 2008 reflects the strengthening in the U.S. dollar versus the Canadian dollar during the year.

Interest and financing fees were $6,499,000 in 2008 compared to $nil in 2007.  In February 2008, we successfully completed a $138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,773,000 incurred relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.  In addition, $2,726,000 of interest and accretion expense related to the convertible notes was recorded to net loss during the year compared to $nil in 2007.

	2008 $(000)	2007 $(000)

Gain on sale of marketable securities and other investments	2,090	605
Unrealized gain (loss) on financial instruments held-for-trading	114	(1,801)
Gain on sale of mineral property	31,463	459
Write-down of marketable securities and other investments	(22,794)	(12,232)
Gain on sale of silver bullion	23,699	-
	34,572	(12,969)

Gain on sale of marketable securities was $2,090,000 for 2008 compared to $605,000 in 2007 as we sold some of our marketable securities during the year.

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

In July 2008, we completed the sale of the Shafter Silver project in Presidio County, Texas, to Aurcana.  The sale resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).  In 2007, we sold a number of mineral properties for a total gain of $459,000.

Write-down of marketable securities and other investments was $22,794,000 in 2008 compared to $12,232,000 in 2007.  During 2008 we recorded a write-down on other investments of $17,903,000 related to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper compared to a write-down of $12,232,000 on these investments recorded during 2007.  In 2008, we also recorded a write-down of available-for-sale marketable securities of $4,891,000 related to a decline in fair values determined to be other-than-temporary.

	2008 $(000)	2007 $(000)

Current income tax recovery (expense)	(14,575)	-
Future income tax recovery (expense)	(3,393)	(1,022)
	(17,968)	(1,022)

During 2008, we recorded income tax expense of $14,575,000 as compared to $nil in 2007.  The majority of the income tax expense in 2008 relates to the sale of the Shafter Silver project.

Future income tax expense during 2008 was $3,393,000 compared to $1,022,000 in 2007.  During 2008, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.  Future income tax expense reflects the tax effect on the change in fair value of our marketable securities, which decreased significantly since the third quarter.

Selected Quarterly Data

	2009				2008
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenue	5,442	-	-	-	-	-	-	-

Stock-based compensation	(1,549)	(1,247)	(1,609)	(1,914)	(2,165)	(2,600)	(2,412)	(2,424)

Earnings (loss) (1)	(9,126)	(95)	(1,374)	(2,598)	(14,312)	11,951	(5,913)	2,328

Basic and diluted
earnings (loss) per share	(0.13)	(0.00)	(0.02)	(0.04)	(0.23)	0.19	(0.09)	0.04

(1)	Includes non-cash stock-based compensation expense disclosed above.

The changes in comparative results of operations on a quarter by quarter basis are primarily the result of fluctuations in the following areas: foreign exchange gain (loss), gain (loss) on sale of marketable securities, mark-to-market adjustment on marketable securities, gain on sale of silver bullion, and write-down of other investments.

Revenue from the sale of silver concentrate commenced in December 2009 resulting in increased revenues for the fourth quarter of 2009.  The related cost of sales during the fourth quarter was $7,965,000.  We sold our Class A-1 and A-2 asset-backed commercial paper investments during the fourth quarter for a loss on sale of $3,103,000 and a write-down of other investments for the remaining carrying value of $2,113,000, as we were unable to receive a reasonable bid for the remaining notes.

Fourth Quarter Results

During the fourth quarter of 2009, we recorded a net loss of $9,126,000 ($0.13 per share) compared to a net loss of $14,312,000 ($0.23 per share) for the same quarter of 2008.  The net loss is primarily the result of loss from mine operations of $2,523,000 (2008 - $nil), loss on sale of other investments of $3,103,000 (2008 - $nil), write-down of other investments of $2,113,000 (2008 – $nil), foreign exchange gain of $395,000 (2008 – loss of $3,100,000) and non-cash stock based compensation of $1,549,000 (2008 - $2,165,000), net of current and future income tax recoveries of $3,341,000 (2008 – expense of $1,273,000).  In the fourth quarter of 2008, we also recorded a $4,891,000 mark to market write-down of marketable securities with declines in fair value that were considered other than temporary.

During the fourth quarter of 2009, total capital expenditures on the Pirquitas project were $21,236,000 (2008 - $49,095,000; 2007 - $25,790,000), which includes $20,405,000 (2008 - $47,989,000; 2007 - $11,955,000) in construction and mining equipment and $831,000 (2008 - $1,106,000; 2007 - $11,461,000) in project development costs.  Other significant mineral property expenditures include $752,000 (2008 - $3,576,000; 2007 - $4,659,000) for Pitarrilla, $339,000 (2008 - $1,912,000; 2007 - $2,509,000) for Diablillos and $1,677,000 (2008 - $1,698,000; 2007 - $1,451,000) for San Luis.

B.	Liquidity and Capital Resources

At December 31, 2009, we held $26,659,000 (2008 - $72,013,000) in cash and cash equivalents and $17,863,000 (2008 - $10,923,000) in marketable securities.  Working capital at December 31, 2009 was $24,515,000 (2008 - $41,486,000).

The decrease in cash from 2008 to 2009 is mainly attributed to:

•	$127,037,000 spent to advance the development and complete the construction of Pirquitas;

•	$25,157,000 spent on mineral properties;

•	$10,058,000 spent on general and administrative expenses;

net of:

•	$140,835,000 raised from equity financings;

•	$24,133,000 proceeds from sale of marketable securities and other investments;

With the achievement of production at our Pirquitas mine in December 2009, we continue to ramp up the production capacity at the mine, we may, from time-to-time, access the equity market or liquidate our non-core assets to finance our operations.

Subsequent to year-end, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,619,000, net proceeds were approximately $107,770,000.

Summary Cash Flow Information

	2009 $(000)	2008 $(000)	2007 $(000)

Cash (used in) generated by operating activities	(39,943)	(19,093)	23,620
Cash generated by financing activities	146,413	138,719	10,973
Cash used in investing activities	(151,824)	(129,213)	(150,038)
Cash balance, beginning of year	72,013	81,600	197,045
Cash balance, end of year	26,659	72,013	81,600

Operating Activities

At December 31, 2009, we had cash resources of $26,659,000 compared to $72,013,000 in 2008 and $81,600,000 in 2007.

Cash flow used in operations increased $20,850,000 from $19,093,000 in 2008 to $39,943,000 in 2009.  We incurred a net loss during the year of $13,193,000 compared to $5,946,000 in 2008.  Continuation of our development and construction of the Pirquitas mine during 2009 resulted in higher administration and corporate costs as well as a loss from mine operations during December 2009 after the commencement of production.  The increased activity at the Pirquitas mine resulted in an increase to accounts receivable, inventories, prepaid expenses and deposits and accounts payable during 2009 compared to 2008.

The decrease in cash flow generated from 2007 to 2008 was attributed to a foreign exchange gain on our funds held in U.S. Dollars, offset by financing fees and interest expense related to issuance of convertible debt, additional salaries, professional fees and general and administrative costs.

Financing Activities

	2009 $(000)	2008 $(000)	2007 $(000)

Shares issued for cash	155,578	2,192	10,973
Share issue costs	(9,165)	-	-
Proceeds from issuance of convertible notes	-	138,000	-
Financing costs related to equity portion of
Convertible notes financing	-	(1,473)	-
Cash generated by financing activities	146,413	138,719	10,973

During 2009, a total of $146,413,000 was raised through financing activities as compared to $138,719,000 in 2008 and $10,973,000 in 2007.

During 2009, we closed public share offerings of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and estimated offering expenses of $9,165,000, net proceeds were $140,835,000.  Net proceeds from the offerings have been, and will continue to be, used to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding and for other general corporate purposes.

In 2008, we sold $138,000,000 senior convertible notes for net proceeds of $132,753,000 after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We used the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project, for the exploration of our other properties, for working capital and for general corporate purposes.

In 2009, a total of 385,632 (2008 – 186,100; 2007 – 886,600) shares were issued on the exercise of stock options for total proceeds received of $5,578,000 in 2009 (2008 – $2,192,000; 2007 - $10,973,000).  The weighted average price received on the exercise of options was C$15.63 (2008 - C$12.46; 2007 - C$13.30) per share.

Investing Activities

We spent $25.2 million (2008 - $36.8 million; 2007 - $33.9 million) for exploration and $127.0 million (2008 - $132.9 million; 2007 - $48.2 million) for development, construction and mining equipment at Pirquitas during the year.

During the year, approximately $90.5 million was incurred on construction and mining equipment and $50.1 million in development costs at the Pirquitas project in Argentina.  The total cost incurred for the construction of the plant facilities and equipment when we commenced production on December 1, 2009 was $254.6 million compared to the previous estimate of $233 million.  The additional $21.6 million includes an additional $7.5 million expended during ramp up for enhancements made to the original plant design to optimize the silver flotation circuit and the remainder of the increase is primarily the result of general cost overruns as a result of the delay in construction.

A summary of the exploration expenditures by mineral property follows:

	2009 $(000)	2008 $(000)	2007 $(000)

Bowdens	202	245	565
Candelaria	271	282	300
Challacollo	336	213	1,859
Diablillos	1,656	5,663	4,436
Pitarrilla	4,304	17,866	16,360
San Luis	5,364	6,549	7,626
Snowfield	10,345	4,643	2,392
Veta Colorada	138	567	74
Other	1,709	1,075	1,145
Change in non-cash working capital	832	(347)	(814)
	25,157	36,756	33,943

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

Subsequent to December 31, 2009, we completed the sale of our Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) for total consideration of $14,250,000 (C$15,000,000), with up to $7,125,000 (C$7,500,000) payable in common shares of Silvercorp, for an estimated after tax gain of $12,100,000.

C.	Operations

Pirquitas Mine, Argentina

The Pirquitas Mine produced 1.1 million ounces of silver during the year, achieved production on December 1, 2009 and produced 545,600 silver ounces in December at a cash production cost per ounce of $8.99.  After deductions, treatment and refining charges, inventory adjustments, and royalties and export taxes, total cash operating cost per ounce is $16.57.  A total of $140,603,000 was incurred at the Pirquitas Mine in Argentina during the year, which includes $90,534,000 on mine construction and mining equipment and $50,069,000 in project development activities.

We began open pit pre-stripping in July 2008 and 18.0 million tonnes of material have been moved since that time.  During 2009, the open pit mine operated at the design rate of 43,000 tonnes per day and 14.3 million tonnes of material have been moved.

The plant has a crushing capacity of 6,000 tonnes per day. This feeds a pre-concentration plant that is designed to feed the mill at a rate of 3,200 tonnes per day. The mill’s feasibility design capacity was exceeded in both November and December of 2009, and we declared production as of December 1, 2009.

During the third quarter, as envisioned in the feasibility study, the historical jig tailings were used to provide material to prove the operation of the processing facility and were fed through the silver circuit.   The metallurgical performance from the jig tailings was disappointing as a result of the variation in head grade and oxidation precipitates within the jig tailings.  This resulted in inconsistent silver recoveries ranging from 30% to 60% and concentrate grades ranging from 900 grams of silver per tonne to in excess of 5 kilograms of silver per tonne.

In the fourth quarter, we began processing oxide from the open pit, which had been stockpiled throughout the year.  We achieved silver recoveries exceeding 50% from this mill feed and concentrate grades over 15,000 grams of silver per tonne.

The mill began processing transitional ore during the first quarter of 2010.  Current mining activity has exposed sulphide ore, which is expected to be introduced to the mill and processed at full capacity during the second quarter of 2010.   Production in 2010 is planned to be seven million ounces of silver at an average cash production cost of $9.00 per ounce of silver (net of by-product credits).  The tin circuit is commissioned and will be operated when suitable material is available, expected during the second quarter of 2010.   Please refer to the Note Regarding Forward-Looking Statements at the front of this Annual Report and the description of Non-GAAP Financial Performance Measures contained in this Item 5.E.

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina.  We are reviewing our rights with legal counsel while we pay this export duty under protest.

D.	Exploration

San Luis, Peru

A total of $5,364,000 was spent at the San Luis Project in Peru during the year compared to $6,549,000 in 2008 and $7,626,000 in 2007.

An updated resource estimate completed in the fourth quarter of 2008 defined a measured and indicated resource of 348,000 ounces of gold resources and 9.0 million ounces of silver resources.

A draft feasibility study on placing the project into production has been prepared.  Additional work is underway to finalize the study, which is anticipated to be completed in the second quarter of 2010. We currently hold a 55% interest in the San Luis Project and will increase our interest to 70% on finalization of the feasibility study.  We have the right to increase our interest to 80% by placing the San Luis project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

The joint venture is currently negotiating long-term land access agreements for the project.

Pitarrilla, Mexico

A total of $4,304,000 was spent on our Pitarrilla property in Mexico during the current year compared to $17,866,000 in 2008 and $16,360,000 in 2007.

During the second quarter of 2009, the company completed a pre-feasibility study for the underground component of the Breccia Ridge Zone, the potential first phase of a staged underground and open pit development of Pitarrilla.  Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces.

The Breccia Ridge Zone is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

As presented in the pre-feasibility study, the underground project has a 12-year mine life, mining 4,000 tonnes per day and producing approximately 7 million ounces of silver per year.  Capital costs are projected at $277 million with average operating costs of $33.81 per tonne.  Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead. Ore processing will produce two concentrates: lead and zinc.

A feasibility study on the underground component of Breccia Ridge has commenced and will be completed by the end of 2010.

Engineering and test work continues on the four other surface zones: Peña Dike, Cordon Colorado, Javelina Creek and South Ridge.  These four zones contain approximately one-third of the total Pitarrilla resources and will complement the contemplated underground and open-pit scenarios of Breccia Ridge.

Pitarrilla is 100%-owned by Silver Standard.

Diablillos, Argentina

A total of $1,656,000 was spent during 2009 at the wholly-owned Diablillos silver-gold project located 275 kilometers south of the Pirquitas Mine in northwestern Argentina during the year compared to $5,663,000 in 2008 and $4,436,000 in 2007.

During 2007 and 2008, we completed over 17,700 meters of diamond drilling at the Diablillos Project.  The objective of this program was to better define the known inferred resource.  An independent Qualified Person as defined in NI 43-101 was engaged to prepare an updated resource estimate for the Diablillos project, which was completed in the second quarter of 2009.

The indicated resources now total 640,000 ounces of gold and 77.1 million ounces of silver, in addition to inferred resources totalling 187,000 ounces of gold and 6.3 million ounces of silver.  These resources are based on a $10 recovered metal values cutoff, and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz, 40%).  In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos was completed.

Engineering studies are currently underway to determine the optimal method of mining the deposit: underground or open pit.  On completion of these studies, a preliminary economic assessment will be completed to test the potential economics of the project.  Depending on the results of the preliminary economic assessment, a preliminary feasibility study will be undertaken.

Snowfield/Brucejack, Canada

A total of $10,345,000 was spent during 2009 at the Snowfield and Brucejack Projects during the year compared to $4,643,000 in 2008 and $2,392,000 in 2007.

During the year, we completed 23,778 meters of drilling in 42 holes at the 100%-owned Snowfield Project.  The project, located in northwestern British Columbia, Canada, hosts a significant gold resource.  In 2009, we released the updated resource estimate for the Snowfield project with 19.77 million ounces of measured and indicated and 10.05 million ounces of inferred gold resources at a cut-off grade of 0.35 grams of gold-equivalent per tonne.

In 2010, we plan to focus on expanding the known higher grade resources, upgrading higher grade inferred resources to measured and indicated category, and advancing metallurgical and geotechnical programs.  The 2010 exploration program will include approximately 16,000 meters of drilling at the Snowfield Project.

Brucejack is a wholly-owned gold-silver property immediately south of the Snowfield project.  The Brucejack Project was formerly known as the Sulphurets Project.

During the year we completed 17,846 meters of drilling in 37 holes.  In 2009, we released measured and indicated resources for the Brucejack Project of 4.04 million ounces of gold and 65.4 million ounces of silver and inferred resources of 4.87 million ounces of gold and 71.5 million ounces of silver based on a cut-off grade of 0.35 grams of gold-equivalent per tonne.  The Brucejack Project to date comprises six modeled deposits including four deposits previously reported in the Sulphurets resource.  In 2010 we plan to focus on an extensive drilling program of approximately 24,000 meters of drilling to further delineate the mineral resource at the Brucejack Project.

E.	Non-GAAP Financial Performance Measures

We use the non-GAAP measures of production cost per ounce of silver, cash cost per ounce of silver and total cost per ounce of silver to manage and evaluate operating performance.  Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning and are non-GAAP measures.  We believe that these measures, in addition to GAAP measures, will be used by investors to evaluate our performance and future ability to generate cash flows.  The following table provides a reconciliation to cost of sales, as reported in our audited Consolidated Statement of Earnings (Loss) for 2009:

	2009
	$	$/oz.

Cost of sales per annual consolidated financial statements	5,926	10.86
Inventory adjustment to net realizable value	(1,022)	(1.87)

Cash production costs (1)	4,904	8.99
Deductions, treatment and refining charges	2,315	4.24
Inventory adjustments	1,134	2.08
Royalties and export taxes	685	1.26
Cash operating costs	9,038	16.57
Depletion, depreciation and amortization	2,039	3.74

Total costs	11,077	20.30

Silver production (ounces)	545,600

(1) Cash production costs are defined as direct cost incurred at the Pirquitas mine site.

We commenced production at our Pirquitas mine during 2009, our first mine which has entered production, and as a result, we have not disclosed a reconciliation of cash production cost, cash operating cost, and total cost per ounce of silver produced for 2008 and 2007.

F.	Financial Instruments

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.  At December 31, 2009, there were no significant concentrations of credit risk and no amounts were held as collateral.

During 2009, we sold all of our concentrate production to one customer.  Our customer is a large international organization with a strong credit rating and, as a result, our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.  We received our first coupon payment of $134,000 on July 15, 2009.  As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at December 31, 2009 is as follows:

	2009 $	2008 $

Cash and cash equivalents	26,659	72,013
Accounts receivable	6,238	2,772
Convertible debenture receivable	5,606	5,923
Value added tax recoverable	54,095	30,332
	92,598	111,040

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a rigorous planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Contractual obligations

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at December 31:

	Less than 1 year $	1 to 3 years $	4 to 5 years $	Over 5 years $	Total $
Accounts payable and accrued liabilities	48,265	-	-	-	48,265
Asset retirement obligations	341	2,486	2,404	19,135	24,366
Long-term convertible note repayments*	-	-	138,000	-	138,000
Interest on convertible notes*	6,210	12,420	9,315	-	27,945
Capital expenditure commitments	3,451	3,177	724	-	7,352
Minimum rental and lease payments	486	1,008	130	-	1,624
	58,753	19,091	150,573	19,135	247,552

* Convertible notes are due in 2028 but are expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specific events.

Our capital expenditure commitments relate to contracts entered into in the normal course of business for ongoing mining operations at our Pirquitas mine.

Market Risk

 See Item 11 of this Annual Report for a discussion of the Company’s Market Risk, including foreign exchange risk, interest rate risk, and commodity price risk.

Capital Risk Management

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties

•	to provide an adequate return to shareholders

•	to maintain a flexible capital structure which optimizes the cost of capital

•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved and monitored by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets (see note 20 to the consolidated annual financial statements).  We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Risks and Uncertainties

As a mineral exploration and development company, we are exposed to a number of risks and uncertainties.  See Item 3.D.-“Risk Factors”.

Additional Disclosures

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the year ended December 31, 2009, we recorded administrative, technical services and expense reimbursements of $453,000 (2008 - $1,276,000; 2007 - $396,000) from companies related by common directors or officers.  At December 31, 2009, accounts receivable include $35,000 (2008 - $42,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

G.	Research and Development, Patents and Licenses, etc.

We are a mineral exploration and development company with only one producing property, which achieved production status on December 1, 2009 and, as such, the information required by this item is inapplicable.

H.	Trend Information

We are a mineral exploration and development company with only one producing property, which achieved production status on December 1, 2009 and, as such, there is no trend information yet for comparison.

I.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

J.	Tabular Disclosure of Contractual Obligations

See Item 5.F – “Financial Instruments” – “Liquidity Risk” – “Contractual Obligations”.

K.	Safe Harbor

See “Note Regarding Forward-Looking Statements”.

Item 6                      Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists as of February 28, 2010 the names of our directors and senior management.  Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and each director will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 38
Our Directors and Senior Management

Name	Position with Silver Standard	Date of First Appointment	Age
A.E. Michael Anglin(5)	Interim President, CEO and Director	August 2008	54
John R. Brodie, FCA(1)(2)(3)	Director	January 2006	65
Richard C. Campbell, MBE(1)(4)(5)	Director	August 2008	63
R.E. Gordon Davis(1)(3)(4)	Director	February 1996	71
David L. Johnston(1)(4)(5)	Director	May 2000	70
Richard D. Paterson(2)(3)	Director	August 2008	67
Dr. Robert A. Quartermain(1)	Director	January 1985	55
Peter W. Tomsett(1)(2)	Director	November 2006	52
Kenneth C. McNaughton(1)	Vice President, Exploration	July 1991	51
Joseph J. Ovsenek(1)	Senior Vice President, Corporate Development	February 2003	51
George N. Paspalas(1)	Senior Vice President, Operations	June 2007	47
David L. Smith(1)	Vice President, Human Resources	December 2009	44
Tom S.Q. Yip(1)	Vice President, Finance and CFO	July 2007	52

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
(4)           Member of the Corporate Governance and Nominating Committee
(5)           Member of the Safety and Sustainability Committee

Our Board of Directors and Senior Management

The following is a brief description of the business experience and principal business activities of our directors and senior management:

A.E. Michael Anglin

Mr. Anglin is our interim President and Chief Executive Officer, and has been a member of our Board of Directors since August 2008.  Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in London in 1985.  Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

John R. Brodie, FCA

Mr. Brodie is our audit committee financial expert and the Chair of our Audit Committee.  Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP.  Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982.  He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners.  Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession.  Mr. Brodie is also a director of Ag Growth International Inc., Far West Mining Inc., Pacific Safety Products Inc., Western Coal Corp., and Wildcat Silver Corp.

Richard C. Campbell, MBE

Mr. Campbell is the Chair of our Safety and Sustainability Committee.  Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969.  He spent the following 32 years with British Petroleum (“BP”), most recently serving as President of BP Alaska before retiring in 2001.  Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

R.E. Gordon Davis

Mr. Davis is the Chair of our Corporate Governance and Nominating Committee.  Mr. Davis was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982.  Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd.  In addition, Mr. Davis was a director of Canplats Resources Corporation (“Canplats”) since October 1999, the President of Canplats from March 2000 to December 2007 and Chairman and Chief Executive Officer of Canplats since December 2007 until its acquisition by Goldcorp completed in February 2010.  Mr. Davis is currently the Chairman, Chief Executive Officer and a director of Camino Minerals Corp. and also serves as a director of Pacific Ridge Exploration Ltd.  Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

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

Dr. Robert A. Quartermain
Dr. Quartermain, D.Sc., served as our President and Chief Executive Officer from January 1985 to January 2010.  Dr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in Geology and from Queen’s University in 1981 with a Master of Science degree in Mineral Exploration.  Dr. Quartermain was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board.  Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London.  Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation.  Mr. Tomsett is also Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc. and Talisman Energy Inc.

Kenneth C. McNaughton

Mr. McNaughton has served as our Vice President, Exploration since July 1991.  Mr. McNaughton earned a Bachelor of Applied Science degree and Master of Applied Science degree in Geological Engineering in 1981 and 1983, respectively, from the University of Windsor, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. McNaughton is a director of Silvermex.

Joseph J. Ovsenek

Mr. Ovsenek has served as our Senior Vice President, Corporate since February 2003 and Senior Vice President, Corporate Development since September 1, 2009.  Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989.  Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. Ovsenek is a director of Silvermex.

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

David L. Smith

Mr. Smith has served as our Vice President, Human Resources since December 2009.  Prior to joining Silver Standard, Mr. Smith held the position of Director of Human Resources – Russia for Kinross Gold Corporation.  Mr. Smith has also held management positions with Barrick Gold Corporation and Motorola Inc.  Mr. Smith holds a Bachelor of Arts degree from Brock University.

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

As at December 31, 2009, the end of the most recently completed financial year of the Company, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

The Company recognizes that people are our primary asset and our principal source of competitive advantage.  The success of the Company depends upon a group of highly qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company.  Highly skilled and motivated executives greatly enhance the Company’s ability to produce superior results for its shareholders and to be a leader within its industry.  In 2010, the Company adopted an Executive Compensation Philosophy the purpose of which is to detail the Company’s goals, principles and limitations in regard to executive compensation.  This philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions.  Executive compensation at the Company is performance-based, driven by the achievements of the individual and the Company.

The goal for the Company’s executive compensation program is to provide a total compensation package that is competitive in the industry, flexible and will attract, motivate and retain experienced and qualified executive leadership.  The mining industry is in a very competitive labour market and this situation may continue for the foreseeable future as the industry continues to age and the supply of experienced talent falls.  The Company is in a period of transition and will draw primarily senior experienced talent from senior companies within the mining industry.

In order to accomplish its goals and to ensure that the Company’s executive compensation program is consistent with its direction, stated mission, and goals, the Company commits to the following philosophy statements: (1) the Company will provide a competitive and flexible compensation program that will attract, motivate and retain the highly qualified individuals necessary to grow our business.  Our desire is to motivate employees to achieve higher levels of performance and be appropriately rewarded for their effort; and (2) compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value.  If the individual or the Company does not meet its objectives, or falls short, awards will be adjusted based on the pre-established metrics/formulas.

There are four basic components to the Company’s “pay-for-performance” system: base salary; short term incentive award; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary must be considered in the context of the total compensation package.  Generally, we will target to be competitive within the designated peer group and market place where we compete for talent.  Salary reviews will occur on an annual basis and base salary may be adjusted based on an individual’s evaluated performance against pre-established corporate, personal goals/targets and his/her direct manager’s assessment.

Short-term Incentive – The objective of the short term incentive program at the Company is to put variable pay at risk, motivate the executive to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.  The process focuses on both corporate and individual goals and consists of a discussion between the CEO and his direct reports about performance factors, measurement criteria and demonstrated results, including the Company’s overall performance.  As we continue our transition to an operating company, we will continue to strive to provide superior compensation for employees who deliver superior results.  We anticipate this approach will become more formalized with specific market targets as we begin to see clear compensation peer company matches.

Long-Term Incentive (LTI) – The objective for the long-term incentive program at the Company is to ensure the appropriate level of long-term reward/risk to motivate executive performance and ensure retention.  LTI is currently made up of Company Stock Options.  The target for LTI will be to pay superior compensation for superior company performance.  We are currently investigating additional methods of rewarding executive performance that is more in line with operating company practices (i.e. the use of Performance Share Units) and anticipate this will be introduced in the 2010 year.

Non-cash Compensation – In addition to the programs outlined above, executives at the Company will be eligible to participate in company provided Health and Welfare benefits, Retirement Savings Programs (Defined Contribution), Paid time off and other perquisites.  The Company will review these benefits for competitiveness on a periodic basis.

Named Executive Officer Compensation

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award and a long-term incentive award and non-cash compensation.  We are transitioning from a mineral exploration company to a metals producer and we have not had revenue, hence our compensation program was developed for a company without revenue and as such provided us with maximum flexibility in determining executive compensation.  In general terms, our compensation program is intended to operate in an integrated manner to meet our objectives for the program and decisions about each element of the compensation program are made after taking into account the other elements of the program.  Previously, where warranted, in circumstances where we considered it prudent to conserve cash by paying salaries and awarding short term incentive bonuses in lower amounts than would otherwise be the case, we paid higher long term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program continued to be met.

In anticipation of achieving producer status in 2009, we retained a compensation consultant to assist us in designing an executive compensation program that is commensurate with our producer status.  This plan is comprised of the same elements.  Below describes our 2009 Named Executive Officer Compensation Program.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain Named Executive Officers that can contribute to our growth and to our transition from a mineral exploration company to a metals producer.  During the last several years competition among resource companies for skilled executive officers has been intense and the base salaries of newly hired Named Executive Officers have been established through negotiation in the market place.  Base salary levels for each year are determined in December of the preceding year and are used to retain Named Executive Officers that contribute through the year to our growth and our transition to a producer.  For 2009, Named Executive Officers, base salaries were reviewed by our Compensation Committee and approved by the independent members of the board, in consultation with our CEO, based on discussion without formal objectives, criteria or analysis.  In 2009, with the assistance, and subject to the advice of our compensation consultant, our Compensation Committee investigated establishing a peer group of companies, with which to benchmark the base salaries of our Named Executive Officers.  In mid-2009, base salary increases were awarded to the VP Exploration and the Senior VP Corporate Development.  In December 2009 base salary increases were not awarded to the Named Executive Officers as the Company continues the process of reviewing its total executive compensation and establishing a salary data peer group to establish base salary targets for Named Executive Officers.

On January 19, 2010, the Company appointed A.E. Michael Anglin as the Company’s Interim President and Chief Executive Officer.  As the position is an interim position, the Board determined Mr. Anglin’s compensation to be C$40,000 per month and did not award any short-term or long-term incentive compensation.  Mr. Anglin continues to be eligible to receive his fees for service as a director.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize Named Executive Officers for the following year.  The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO.  The target annual short term incentive award ranges from 40% to 75% of base salary for the Named Executive Officers.  Cash bonuses were awarded by our Compensation Committee for the Named Executive Officers’ contributions, in their respective areas of responsibility, for the continued success of our on-going transition from a mineral exploration company to a metals producer.  In 2009, with the assistance and subject to the advice of our compensation consultant, our Compensation Committee established a short term incentive award program that provided for the setting of objective and subjective performance goals for the company and for each of the Named Executive Officers.  For the Named Executive Officers the short term incentive awards are weighted 60% corporate, 40% personal for Vice Presidents, 70% Corporate, 30% personal for the Senior Vice Presidents, and 80% corporate, 20% personal for the Chief Executive Officer. The Company’s corporate targets were measured and based on the following factors: production of ounces of silver at the Pirquitas Mine; production costs of processed ore; 2009 profit and loss results versus budget; capitalization requirements to carry out the 2009 plan; and operating the Company in a safe manner and implementing a management safety system at the Pirquitas Project.  In 2009, it was determined that the Company achieved 60% of its corporate objectives out of a possible range of 0 - 200% due to the potential multiplying factor for overachievement of corporate goals.  The Company overachieved on its safety objective and met its capitalization objective, but did not achieve any of the production, cost or profit objectives.  The Named Executive Officers achievement of personal objective ranged from 84 to 165% of target.

For 2010, with the assistance, and subject to the advice of our compensation consultant, our Compensation Committee has established a short-term incentive award program that sets objective and subjective corporate performance goals and personal performance goals for all Named Executive Officers.  These performance objectives were established through consultation among the CEO, Named Executive Officers and the Compensation Committee, for approval by the board.  Given that we are currently in progress with our search for a CEO, the committee will review personal objectives for the CEO role once a successful applicant has been selected.

Long Term Incentive Awards

Our current long term incentive awards program consists of stock options to purchase common shares, which are in general awarded in December of each year.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  In 2008, our Compensation Committee established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, ⅓ of granted options vest one year after the date of grant, ⅓ of granted options vest two years after the date of grant and the remaining ⅓ of granted options vest three years after the date of grant, with options granted for a ten year term, subject to certain conditions.  Previously, options generally vested 50% at the date of grant and 50% after a period of two years and had five year terms.

In 2009, stock options were granted to our Named Executive Officers.  The number of options granted to each Named Executive Officer was reviewed by the Compensation Committee and approved by the board, in consultation with our CEO through discussion, without formal objectives, criteria or analysis, but taking into account past stock option awards, individual performance, ability to contribute to our long term growth and the need to retain our Named Executive Officers.  Going forward, with the assistance, and subject to the advice of our compensation consultant, our Compensation Committee is investigating the development of a Long-term Incentive Awards program that rewards Named Executive Officers for long-term performance of the Company and is more aligned with our movement towards becoming a metal producer.  This may involve the establishment of other forms of long term incentive awards for Named Executive Officers, such as Performance Share Units.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2004, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

For the financial years ended	2004	2005	2006	2007	2008	2009
Common Shares of Silver Standard Resources Inc.	100.00	122.75	247.02	248.75	134.21	157.70
S&P/TSX Composite Total Return Index	100.00	121.91	139.60	149.60	97.20	127.03

Under our existing compensation program, base salary for each year is determined in December of the preceding year, while short-term incentive awards and long-term incentive awards for each year are determined in December of that year.  From 2004 to mid-2007, of our Named Executive Officers, only Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton were employed by us.  During this period their compensation (base salary, short term incentive awards and long term incentive awards) increased with the trend for this period in the above graph.  Midway through 2007, Tom S.Q. Yip and George N. Paspalas became executive officers and their base salary and long term incentive awards were determined by competitive compensation levels then prevailing in the market place.  In December 2007, the base salary for our Named Executive Officers increased due to the continued competition for skilled executive officers though the trend of the above graph remained flat.  For this period, short term incentive awards and long term incentive awards decreased from prior years for Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton (George N. Paspalas and Tom S.Q. Yip were not employed during the comparative period), while the trend line in the above graph remained flat.  In December 2008, base salary for our Named Executive Officers was not increased and short term incentive awards were decreased due to the global financial crisis in keeping with the downward trend of the above graph.  In order to retain key employees through the global financial crisis, long term incentive awards were increased over the prior year in contrast to the downward trending graph.  In mid-2009, base salary increases were awarded to the VP Exploration and the Senior VP Corporate Development in keeping with the upward trend in the graph.  In December 2009 base salary increases were not awarded to the Named Executive Officers as the Company is currently in the process of reviewing its total executive compensation program and has established a compensation peer group.  This group is recommended on a periodic basis by the CEO with input from all stakeholders, including the Company’s operations leadership, corporate development group, independent compensation consultants, the VP of Human Resources, the Compensation Committee, and recommended for approval by the board.  Once this compensation peer group review is completed a recommendation for salary adjustments in 2010 for Named Executive Officers will be made.  We anticipate that this will be completed in June 2010.

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

Summary Compensation Table(1)

The following table is a summary of compensation paid to our Named Executive Officers for our most recently completed financial year.  The salaries for the Named Executive Officers are disclosed in US dollars.  Salaries for all Named Executive Officers are paid in Canadian dollars.  The appearance of the reduction in base salaries from the 2008 to 2009 years is due to the change in the US dollar to Canadian dollar exchange rates for 2008 and 2009.

Name and principal position	Year	Salary ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		All other compensation(6) ($)	Total compensation ($)
				Annual incentive plans(4)	Long-term incentive plans
Dr. Robert A. Quartermain President and CEO	2009 2008	372,154 398,687(2)	1,480,736(3) 1,167,917(4)	Nil 93,809	Nil Nil	11,837 12,117	1,864,727 1,672,530
Tom S.Q. Yip Vice President, Finance and CFO	2009 2008	227,671 243,902(2)	473,730(3) 233,583(4)	60,967(5) 23,452	Nil Nil	10,552 10,347	772,920 511,284
George N. Paspalas Senior Vice President, Operations	2009 2008	280,210 300,188	1,274,080(3) 934,334(4)	190,280(5) 79,737	Nil Nil	21,804 20,828	1,766,374 1,335,087
Joseph J. Ovsenek Senior Vice President, Corporate Development	2009 2008	251,022 257,974(2)	1,274,080(3) 934,334(4)	131,320(5) 79,737	Nil Nil	9,030 9,674	1,665,452 1,281,719
Kenneth C. McNaughton Vice President, Exploration	2009 2008	186,806 187,617(2)	888,791(3) 389,306(4)	70,041 46,904	Nil Nil	11,675 11,944	1,157,313 635,771

(1)
Named Executive Officers are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.142 for 2009 and 1.066 for 2008.  Base salary for Messrs. Quartermain, Yip, Paspalas, Ovsenek and McNaughton in Canadian dollars for 2009 were C$425,000, C$260,000, C$320,000, C$286,667 and C$213,333, respectively.  Base salary for Messrs. Quartermain, Yip, Paspalas, Ovsenek and McNaughton in Canadian dollars for 2008 were C$425,000, C$260,000, C$320,000, C$275,000 and C$200,000, respectively.

(2)
A portion of the salaries of certain of the Named Executive Officers was recovered from a related company under a management services agreement.  The management services agreement was terminated during the year ended December 31, 2008.

(3)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 16, 2009 and a grant price of C$24.41/share, an expected volatility of 55%, an average risk-free interest rate of 2.8% and an expected life of the option of 6.1 years.  We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies.  Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(4)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 11, 2008 and a grant price of C$11.50/share, an expected volatility of 61%, an average risk-free interest rate of 3.0% and an expected life of the option of 6.5 years.  We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies.  Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(5)
Includes the payment of special recognition bonus payments in 2009 of C$92,000 to Mr. Paspalas for the construction completion of the Pirquitas Mine, and C$20,000 to Mr. Ovsenek and C$7,500 to Mr. Yip for financing activities.  Annual Incentive bonus awards for the 2009 fiscal year were determined and paid to the Named Executive Officers in 2010.

(6)
All Other Compensation for Named Executive Officers is comprised of payments for membership fees, car allowance, term life insurance payments and group registered retirement savings plan (“RRSP”) payments made by us on their behalf, as applicable.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2009.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Dr. Robert A. Quartermain	200,000 200,000 400,000 100,000 150,000 125,000	16.73 21.30 35.34 36.14 11.50 24.41	Dec. 20, 2010 July 27, 2011 Dec. 12, 2011 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	1,198,165 324,861 - - 1,648,194(2) -(3)
Tom S.Q. Yip	150,000 50,000 30,000 40,000	38.88 36.14 11.50 24.41	July 17, 2012 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	- - 329,639(2) -(3)
George N. Paspalas	200,000 50,000 120,000 107,500	40.62 36.14 11.50 24.41	May 3, 2012 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	- - 1,318,555(2) -(3)
Joseph J. Ovsenek	120,000 120,000 200,000 50,000 120,000 107,500	16.73 21.30 35.34 36.14 11.50 24.41	Dec. 20, 2010 July 27, 2011 Dec. 12, 2011 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	718,899 194,917 - - 1,318,555(2) -(3)
Kenneth C. McNaughton	75,000 75,000 100,000 30,000 50,000 75,000	16.73 21.30 35.34 36.14 11.50 24.41	Dec. 20, 2010 July 27, 2011 Dec. 12, 2011 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	449,312 121,823 - - 549,398(2) -(3)

(1)
Calculated based on the difference between the market price of our shares on the TSX on December 31, 2009 (C$23.00) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

(2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term.
(3)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on December 16, 2010 and have a ten year term.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Robert A. Quartermain	153,207(1) 900,567(2)	N/A	-
Tom S.Q. Yip	180,113(2)	N/A	60,967
George N. Paspalas	720,453(2)	N/A	190,280
Joseph J. Ovsenek	91,924(1) 720,453(2)	N/A	131,320
Kenneth C. McNaughton	57,453(1) 300,189(2)	N/A	70,041

(1)
Calculated based on the difference between the market price of our shares on the TSX on July 27, 2009 (C$22.13) and the exercise price of the option (C$21.30).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0835 at July 27, 2009.

(2)
Calculated based on the difference between the market price of our shares on the TSX on December 11, 2009 (C$24.21) and the exercise price of the option (C$11.50).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0585 at December 11, 2009.

Termination and Change of Control Benefits

Contract with Dr. Robert A. Quartermain, Former President and CEO

On January 19, 2010, Dr. Quartermain resigned as President and CEO.  Pursuant to the terms of Dr. Quartermain’s Agreement, Dr. Quartermain was paid an amount equivalent to two times his current annual base salary of C$425,000 (C$850,000), C$250,000 for payment in lieu of bonus based on the average annual bonus earned in the three immediately preceding years, and a lump sum severance payment of C$125,000 (total C$1,225,000).  In addition, Dr. Quartermain was paid an amount for 12 days vacation pay owing for 2009 and 2010, and a C$11,000 matching RRSP contribution for 2010.  Pursuant to the terms of the transition agreement with Dr. Quartermain, the Company will continue to pay for his BlackBerry expenses for a period of two years from the last date of employment up to a maximum of C$6,000, certain club membership dues and fees until January 31, 2012, excluding all food and beverage charges or fees.  The Company will also provide Dr. Quartermain with BC Medical Services Plan, Extended Health and Life Insurance, and the use of the services provided by Corporate Planning Associates or another counseling services provider up to a maximum of C$10,000, until January 31, 2012, unless and until, Dr. Quartermain obtains new employment.  Upon obtaining new employment, the continuation of the existing medical, health and life insurance benefits and planning services will cease immediately.  Under the terms of the transition agreement, Dr. Quartermain’s existing stock options shall continue to vest and be exercisable until the end of the severance period, which concludes on January 19, 2012, after which all of Dr. Quartermain’s stock options shall expire with the exception of the December 2009 grant of stock options which stock options shall continue to vest and be exercisable until December 31, 2012, whereupon such options shall expire.  In the event of a merger or a take-over of the Company, the Stock Option Plan currently in effect at the time of the merger or take-over shall govern the rights and obligations in respect of Dr. Quartermain’s stock options.

Named Executive Officer Termination and Change of Control Benefits

We have entered into employment agreements with each of our Named Executive Officers.  Under the terms of the employment agreements, our Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a change of control.  No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause.  A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares.  Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment.  The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2009.

Name	Base Salary(1)(3) ($)	Bonus(2)(3) ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Tom S.Q. Yip	496,847	106,455	-	-	603,302
George N. Paspalas	611,504	215,537	-	-	827,041
Joseph J. Ovsenek	592,394	200,630	-	-	793,024
Kenneth C. McNaughton	458,628	130,573	-	-	589,201

(1)	24 months’ base salary for all Named Executive Officers.
(2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years.
(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers, is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

“Good Reason” will arise within 12 months following a change of control where a Named Executive Officer is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.  In addition, Joseph J. Ovsenek has the right to determine in good faith whether an incident has occurred that would constitute Good Reason.

Each Named Executive Officer is required to (a) not disclose or use for any purpose any of our confidential information following termination and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination following a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2009.

Name	Base Salary(1)(4) ($)	Bonus(2)(4) ($)	Option-Based Awards(3)(4) ($)	All Other Compensation ($)	Total ($)
Tom S.Q. Yip	496,847	106,455	329,639	-	932,941
George N. Paspalas	611,504	215,537	1,318,555	-	2,145,596
Joseph J. Ovsenek	592,394	200,630	2,232,371	-	3,025,395
Kenneth C. McNaughton	458,628	130,573	1,120,533	-	1,709,734

(1)	24 months’ base salary for Named Executive Officers.
(2)	Two times the average annual bonus earned by all Named Executive Officers in the three immediately preceding years.
(3)
Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options.  Calculated based on the difference between the market price of our shares on the TSX on December 31, 2009 (C$23.00) and the exercise price of the option.

(4)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Director Compensation

2009 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Dr. Robert A. Quartermain our former President and CEO, for the year ended December 31, 2009.

Name	Fees earned ($)(1)	Share-based awards(1)(2) ($)	Option-based awards ($)	All other compensation ($)	Total ($)(1)
A.E. Michael Anglin	48,162	52,540	-	-	100,702
John R. Brodie, FCA	56,918	52,540	-	-	109,458
Richard C. Campbell, MBE	52,540	52,540	-	-	105,080
R.E. Gordon Davis	52,540	52,540	-	-	105,080
David L. Johnston	48,162	52,540	-	-	100,702
Richard D. Paterson	52,540	52,540	-	-	105,080
Peter W. Tomsett	96,322	105,079	-	-	201,401

(1)
All amounts are paid in Canadian dollars.  Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.142 for 2009.

(2)	Our board of directors adopted a deferred share unit plan effective July 1, 2008.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders.  With the adoption of the DSU plan, our directors will no longer receive option awards, other than a one-time grant on appointment to the board of directors at the discretion of our Compensation Committee.  Under our DSU plan, (a) directors are awarded annual DSU grants and directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the board of directors.  Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table provides a breakdown of fees earned by our directors, other than Dr. Robert A. Quartermain our former President and CEO, for the year ended December 31, 2009.  The directors may elect to have their fees paid in cash or DSUs.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)	Fees taken in DSUs ($)(1)	Fees Taken in Cash ($)
A.E. Michael Anglin	39,405	8,757	-	-	48,162	48,162	-
John R. Brodie, FCA	39,405	4,378	13,135	-	56,918	-	56,918
Richard C. Campbell, MBE	39,405	4,378	8,757	-	52,540	26,270	26,270
R.E. Gordon Davis	39,405	4,378	8,757	-	52,540	19,703	32,837
David L. Johnston	39,405	8,757	-	-	48,162	24,081	24,081
Richard D. Paterson	39,405	4,378	8,757	-	52,540	52,540	-
Peter W. Tomsett	-	-	-	96,322	96,322	96,322	-

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.142 for 2009.

For 2009, each of our directors, save for Mr. Tomsett, received an annual director retainer of C$45,000, each committee member, excluding the committee chair, received an annual retainer of C$5,000, the Audit Committee chair received an annual retainer of C$15,000 and the other committee chairs received an annual retainer of C$10,000.  Mr. Tomsett the chair of our board of directors, receives an annual board chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the board of directors when warranted in the circumstances.  In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Dr. Robert A. Quartermain our former President and CEO (who in 2009 received no additional compensation for his service as a director), at December 31, 2009.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	-
John R. Brodie, FCA	25,000 30,000 50,000 14,000	18.73 21.30 35.34 36.14	January 19, 2011 July 27, 2011 December 12, 2011 December 18, 2012	101,997 48,729 - -
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	-
R.E. Gordon Davis	30,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	179,725 48,729 - -
David L. Johnston	15,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	89,862 48,729 - -
Richard D. Paterson	50,000	29.02	August 7, 2013	-
Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012	- - -

(1)
Calculated based on the difference of the market price of our shares on the TSX on December 31, 2009 (C$23.00) and the exercise price of the option.  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Outstanding Share-Based Awards

The following table sets out the value of share based awards outstanding for each of our directors, other than Dr. Robert A. Quartermain our former President and CEO (who received no additional compensation for his services as a director), as at December 31, 2009.

Name	Number of Deferred Share Units (“DSUs”)(#)	Value of DSUs ($)(1)
A.E. Michael Anglin	7,030	$154,491
John R. Brodie, FCA	5,431	$119,351
Richard C. Campbell, MBE	6,429	$141,283
R.E. Gordon Davis	6,514	$143,151
David L. Johnston	7,338	$161,259
Richard D. Paterson	8,475	$186,246
Peter W. Tomsett	18,488	$406,291

(1)
DSUs are only redeemable into cash upon a director ceasing to be a member of the board.  Calculated based on the market price of our shares on the TSX on December 31, 2009 (C$23.00).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Dr. Robert A. Quartermain our former President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	-	N/A	N/A
John R. Brodie, FCA	22,981(1)	N/A	N/A
Richard C. Campbell, MBE	-	N/A	N/A
R.E. Gordon Davis	22,981(1)	N/A	N/A
David L. Johnston	22,981(1)	N/A	N/A
Richard D. Paterson	-	N/A	N/A
Peter W. Tomsett	-	N/A	N/A

(1)
All of the options granted on July 27, 2006 vested on July 27, 2009.  Calculated based on the difference between the market price of our shares on the TSX on July 27, 2009 (C$22.13) and the exercise price of the option (C$21.30).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0835 at July 27, 2009.

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

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 10% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common shares, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the greater of the closing price of the Company’s shares on the Toronto Stock Exchange on the day preceding the date of grant; and the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to officers and senior management as a group, to directors who are not officers or senior management as a group and employees and consultants as a group are set out below as of December 31, 2009.  The exercise price of the stock options is stated in Canadian dollars.

Table No. 39
Outstanding Stock Options

	Number of Options Outstanding	Exercise Price	Expiry Date
Officers and	395,000	$16.73	December 20, 2010
Senior Management	395,000	$21.30	July 27, 2011
	700,000	$35.34	December 12, 2011
	200,000	$40.62	May 3, 2012
	150,000	$38.88	July 17, 2012
	25,000	$34.71	September 7, 2012
	281,000	$36.14	December 18, 2012
	472,000	$11.50	December 11, 2018
	70,000	$23.57	May 15, 2019
	25,000	$21.07	November 10, 2019
	85,000	$24.61	December 14, 2019
	492,000	$24.41	December 16, 2019
Directors who are not	45,000	$16.73	December 20, 2010
Officers or	25,000	$18.73	January 19, 2011
Senior Management	90,000	$21.30	July 27, 2011
	90,000	$27.78	November 7, 2011
	200,000	$35.34	December 12, 2011
	56,000	$36.14	December 18, 2012
	150,000	$29.02	August 7, 2013
Employees and Consultants	174,950	$16.73	December 20, 2010
	296,500	$21.30	July 27, 2011
	295,000	$35.34	December 12, 2011
	20,000	$40.62	May 3, 2012
	95,000	$34.71	September 7, 2012
	57,000	$36.14	December 18, 2012
	30,000	$32.08	March 28, 2013
	25,000	$10.50	November 4, 2018
	114,168	$11.50	December 11, 2018
	50,000	$23.57	May 15, 2019
	10,000	$21.07	November 10, 2019
	157,500	$24.41	December 16, 2019
Total:	5,271,118

As at December 31, 2009, we did not have any share purchase warrants outstanding.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed.  We do not have an executive committee.  All directors are elected for a one-year term.  See Table No. 38 under Item 6.A under the heading “Directors and Senior Management” for the length of time our directors have served on the board.  All officers serve at the pleasure of the board.  The next annual general meeting of our shareholders has been called for May 11, 2010.

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

The Audit Committee, comprised of John R. Brodie FCA, Chair, Richard D. Paterson and Peter W. Tomsett, has the responsibility of, among other things, recommending to the board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of “whistle-blower” and related procedures.  Each member of the Audit Committee is an independent director.  The full text of the Audit Committee Charter is available on the Company’s website.

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie FCA, and R.E. Gordon Davis, has the responsibility for recommending approval of executive and management direct remuneration and stock options to the independent members of the board.  The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each member of the Compensation Committee is an independent director.  The full text of the Compensation Committee Charter is available on the Company’s website.

The Corporate Governance and Nominating Committee, comprised of R.E. Gordon Davis, Chair, Richard C. Campbell, MBE and David L. Johnston, has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.  Each member of the Corporate Governance and Nominating Committee is an independent director.

The Safety and Sustainability Committee comprised of Richard C. Campbell, MBE, Chair, A.E. Michael Anglin and David L. Johnston, has the responsibility of, among other things monitoring our safety, health, security, environment and community relations performance on behalf of the Board and assessing the effectiveness of our safety, health, security, environment and community relations policies and practices.  Each member of the Safety and Sustainability Committee is an independent director, other than A.E. Michael Anglin who was appointed Interim President and Chief Executive Officer on January 19, 2010.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment. (see Item 6.B – “Compensation – Termination and Change of Control Benefits”).

D.	Employees

At our corporate head office in Vancouver, we had 36 full and 2 part-time employees as at December 31, 2009, including the members of senior management, 2 of whom was involved in shareholder and investor communications, 11 of whom were responsible for project exploration and development, 8 of whom provided financial, legal and community relations expertise, 10 who carried out our management and executive functions and 5 full-time and 2 part-time of whom provided administrative support.  Including members of senior management, we had 27 full and 3 part-time employees as of December 31, 2008, and 23 full-time and 2 part-time employees as of December 31, 2007.  We have an aggregate in excess of 600 employees at our various projects.

E.	Share Ownership

The following table sets out, as of February 28, 2010, the number of our common shares beneficially owned by senior management and directors, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 40
Named Executive Officers and Directors Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class*	Percent of Class
Dr. Robert A. Quartermain	Common	1,225,000	1.53%
Tom S.Q. Yip	Common	210,000	0.27%
George N. Paspalas	Common	290,000	0.37%
Joseph J. Ovsenek	Common	535,100	0.68%
Ken C. McNaughton	Common	296,666	0.38%
David L. Smith	Common	**	**
A.E. Michael Anglin	Common	25,000	0.03%
John R. Brodie, FCA	Common	119,000	0.15%
Richard C. Campbell, MBE	Common	27,000	0.03%
R.E. Gordon Davis	Common	154,000	0.20%
David L. Johnston	Common	111,000	0.14%
Richard D. Paterson	Common	25,000	0.03%
Peter W. Tomsett	Common	154,000	0.20%

*  includes options exercisable within 60 days.
**beneficial ownership is less than 1% of the common shares outstanding as at February 28, 2010.

As at February 28, 2010, our directors and senior management held, as a group, directly or indirectly, an aggregate of 339,100 common shares and 2,832,666 options exercisable within 60 days.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the senior management and our directors are set out below as of February 28, 2010.

Table No. 41
Senior Management and Directors Stock Options

Name	Number of Options Outstanding	Exercise Price	Expiry Date
Dr. Robert A. Quartermain	200,000 200,000 400,000 100,000 125,000 125,000	$16.73 $21.30 $35.34 $36.14 $11.50 $24.41	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012 December 11, 2018 December 16, 2019

Tom S.Q. Yip	150,000 50,000 30,000 40,000	$38.88 $36.14 $11.50 $24.41	July 17, 2012 December 18, 2012 December 11, 2018 December 16, 2019

George N. Paspalas	200,000 50,000 120,000 107,500	$40.62 $36.14 $11.50 $24.41	May 3, 2012 December 18, 2012 December 11, 2018 December 16, 2019

Joseph J. Ovsenek	120,000 120,000 200,000 50,000 120,000 107,500	$16.73 $21.30 $35.34 $36.14 $11.50 $24.41	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012 December 11, 2018 December 16, 2019

Ken C. McNaughton	75,000 75,000 100,000 30,000 50,000 75,000	$16.73 $21.30 $35.34 $36.14 $11.50 $24.41	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012 December 11, 2018 December 16, 2019

David L. Smith	85,000	$24.61	December 14, 2019

A.E. Michael Anglin	50,000	$29.02	August 7, 2013

John R. Brodie, FCA	25,000 30,000 50,000 14,000	18.73 21.30 35.34 36.14	January 19, 2011 July 27, 2011 December 12, 2011 December 18, 2012

Richard C. Campbell, MBE	50,000	$29.02	August 7, 2013

R.E. Gordon Davis	30,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012

David L. Johnston	15,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012

Richard D. Paterson	50,000	$29.02	August 7, 2013

Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012

Item 7                      Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Van Eck Associates Corporation, which reported owning 3,604,745 common shares (5% of our issued and outstanding shares) as at February 16, 2010, and Royce & Associates, LLC, which reported owning 10,449,825 of our common shares (14.52% of our issued and outstanding shares) as at February 9, 2010.  Royce & Associates, LLC reported owning 9,544,300 of our common shares (15.21% of our issued and outstanding shares) as at January 29, 2009, 8,463,500 of our common shares (13.52% of our issued and outstanding shares) as at February 6, 2008 and 7,875,300 of our common shares (12.78% of our issued and outstanding shares) as at January 25, 2007.  Royce & Associates, LLC and Van Eck Associates Corporation do not have voting rights that are different from the voting rights of the other holders of our common shares.

To the best of our knowledge at the date of this Annual Report, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for our common shares.

On December 31, 2009, the shareholders’ list for our common shares showed 2,324 registered shareholders and 71,964,708 shares outstanding.  891 of these registered shareholders were US residents, owning 41,202,277 shares representing 57.25% of our issued and outstanding shares.

B.	Related Party Transactions

Since January 1, 2009, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

We provided administrative and technical services under arrangements with (a) Canplats, a publicly-traded company with two common directors (Dr. Robert A. Quartermain and R.E. Gordon Davis) until November 30, 2008 and (b) Radiant Resources Inc., a publicly-traded company with one common director (Dr. Robert A. Quartermain) until December 31, 2007.  Under these arrangements, we were reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 8                      Financial Information

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are stated in United States dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with US GAAP.  The major measurement differences between Canadian and US GAAP, as they affect us, are disclosed in note 19 to the audited consolidated financial statements.

Effective January 1, 2009, we changed our reporting currency from the Canadian dollar to the U.S. dollar.  The change in reporting currency is to better reflect our business activities and to provide investors with comparability to other companies in the mining industry.  Prior to January 1, 2009, we reported our annual and quarterly consolidated financial statements in Canadian dollars.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated March 4, 2010.

(b)	Consolidated Balance Sheets as at December 31, 2009 and December 31, 2008.

(c)	Consolidated Statements of Earnings (Loss) for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

(e)	Consolidated Statement of Comprehensive Income (Loss) for the years December 31, 2009, December 31, 2008 and December 31, 2007.

(f)	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

(g)	Notes to Consolidated Financial Statements for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

We have not paid dividends in the past five years and do not expect to pay dividends in the near future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

B.	Significant Changes

There were no significant changes that have occurred, other than those disclosed in note 20 to our consolidated financial statements as at December 31, 2009, since the date of our most recent audited consolidated financial statements.

Item 9                      The Offer and Listing

A.	Offer and Listing Details

On November 4, 2004, our common shares commenced trading in Canada on the Toronto Stock Exchange (“TSE”) in Toronto, Ontario, Canada, under the trading symbol “SSO” and CUSIP #82823L-10-6.  Prior to November 4, 2004, our shares were listed in Canada on the TSX Venture Exchange (“TSX-V”) (formerly known as the Canadian Venture Exchange Inc., the successor exchange resulting from the merger of the Vancouver Stock Exchange and Alberta Stock Exchange effective November 29, 1999) (together the TSE and TSX-V are referred to as the “TSX”).  Our common shares commenced trading on the Vancouver Stock Exchange in 1947.

On October 12, 2004, our common shares commenced trading in the United States on the Nasdaq Global Market (“NGM”, formerly known as the Nasdaq National Market) with the symbol “SSRI”.  Prior to October 12, 2004, our shares were traded in the United States on the Nasdaq SmallCap Market (“NSM”) (together the NGM and NSM are referred to as “Nasdaq”).  Our common shares were first quoted on the Nasdaq SmallCap Market on August 1, 1996.

The following tables set out the reported high and low prices on each of TSX and Nasdaq for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) each month for the past six months.

Table No. 42
High and Low Prices for the Five Most Recent Fiscal Years on the TSX (C$’s)

Fiscal Year Ended	High	Low
December 31, 2009	$26.75	$15.59
December 31, 2008	$40.30	$6.87
December 31, 2007	$45.58	$27.80
December 31, 2006	$36.59	$17.17
December 31, 2005	$18.89	$12.34

Table No. 43
High and Low Prices for the Five Most Recent Fiscal Years on Nasdaq ($’s)

Fiscal Year Ended	High	Low
December 31, 2009	$24.67	$12.04
December 31, 2008	$40.72	$5.35
December 31, 2007	$48.16	$27.52
December 31, 2006	$31.63	$14.93
December 31, 2005	$16.15	$9.71

Table No. 44
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX (C$’s)

Period Ended	High	Low
December 31, 2009	$25.70	$18.96
September 30, 2009	$24.84	$18.87
June 30, 2009	$26.75	$18.57
March 31, 2009	$25.46	$15.59
December 31, 2008	$19.94	$9.88
September 30, 2008	$25.93	$15.48
June 30, 2008	$31.23	$27.24
March 31, 2008	$38.38	$30.04

Table No. 45
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq ($’s)

Period Ended	High	Low
December 31, 2009	$24.54	$17.50
September 30, 2009	$23.34	$16.89
June 30, 2009	$24.67	$14.96
March 31, 2009	$20.52	$12.04
December 31, 2008	$16.38	$7.61
September 30, 2008	$24.24	$14.40
June 30, 2008	$30.68	$26.91
March 31, 2008	$40.72	$29.79

Table No. 46
High and Low Prices for each Month for the Past Six Months on the TSX (C$’s)

Month Ended	High	Low
February 28, 2010	$19.39	$17.40
January 31, 2010	$24.79	$18.57
December 31, 2009	$25.70	$22.50
November 30, 2009	$23.55	$19.94
October 31, 2009	$24.05	$18.96
September 30, 2009	$24.84	$19.07

Table No. 47
High and Low Prices for each Month for the Past Six Months on Nasdaq ($’s)

Month Ended	High	Low
February 28, 2010	$18.31	$16.54
January 31, 2010	$24.02	$17.40
December 31, 2009	$24.54	$21.14
November 30, 2009	$22.58	$18.72
October 31, 2009	$22.62	$17.50
September 30, 2009	$23.34	$17.28

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

C.	Markets

See Subsection A of this Item 9.

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

1.                 Convertible Note Purchase Agreement dated February 27, 2008 with UBS Securities LLC, Bear, Stearns & Co., Inc., Deutsche Bank Securities Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as initial purchasers.  Under the terms of the Convertible Note Purchase Agreement, we issued $138 million of convertible notes (the “Convertible Notes”) due March 1, 2028 and bearing interest at a rate of 4.5% per year. The Convertible Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions, or (v) during specified periods in early 2013 and 2028.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Convertible Notes may be entitled to an increased conversion rate.  The Convertible Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately $43.33 per common share, which is approximately 130% of the closing price of our common shares on the Nasdaq Global Market on February 21, 2008.  Holders of the Convertible Notes will have the right to require us to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  See Item 5.B under the heading “Liquidity and Capital Resources”.

2.                 Sale Agreement dated July 16, 2008 with Aurcana Corporation in respect of the sale of our interest in the Shafter Silver Project.  See Item 4.B under the heading “Shafter Silver Project” of the Company’s Form 20F for the year ended December 31, 2008, as amended, for a description of the sale agreement.

3.                 An Underwriting Agreement dated February 24, 2009 with UBS Securities Canada Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co., LLC, Morgan Stanley & Co. Incorporated, Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters.  Under the terms of the Underwriting Agreement, we issued 5,450,000 common shares with an over-allotment option of up to 817,500 common shares, exercisable to March 29, 2009.  Pursuant to the over-allotment option, the Underwriters purchased an additional 375,713 common shares.

4.                 An Underwriting Agreement dated August 12, 2009 with UBS Securities Canada Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co. LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, CIBC World Markets Inc., Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters.  Under the terms of the Underwriting Agreement, we issued 2,725,288 common shares with an over-allotment option of up to 272,528 common shares, exercisable to September 17, 2009.  Pursuant to the over-allotment option, the Underwriters purchased an additional 272,528 common shares.

5.                 An Underwriting Agreement dated February 12, 2010 with UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co. LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters.  Under the terms of the Underwriting Agreement, we issued 5,882,353 common shares with an over-allotment option of up to 882,352 common shares, exercisable to March 20, 2010.  Pursuant to the over-allotment option, the Underwriters purchased an additional 846,402 common shares.  See Item 5.A under the heading “Subsequent Events”.

6.                 Sale Agreement dated February 19, 2010 with Silvercorp Metals Inc. in respect of the sale of our interest in the Silvertip Project.  See Item 4.B under the heading “Silvertip Project” for a description of the Sale Agreement.

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

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires, depending on the circumstances and subject to certain exceptions, either pre-closing review by, or post-closing notification to, the Government of Canada on the “acquisition of control” of “Canadian businesses” by “non-Canadians”, as such terms are defined in the Act.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could require review following notification if the Government of Canada considers that it is in the public interest to do so.

Furthermore, all investments (regardless of transaction size or whether control has been acquired) may be reviewed either prior to or after closing of the transaction on national security grounds, despite the fact that such investments may not otherwise be reviewable.  The relevant test is whether the investment is “injurious to national security”, however, the Act does not define “national security”, nor does it identify the relevant factors that may be taken into account for purposes of this review.  The definition of “Canadian business” that applies under national security reviews is also significantly broader than otherwise applies under the Act, which expands the number of transactions that may be subject to this form of review.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if (i) it is direct investment to acquire control of Silver Standard and (ii) the book value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2010 WTO Review Threshold is $299,000,000.  However, both the special WTO Review Threshold and the exemption from review for indirect investments by and from WTO investors do not apply to WTO investors, and the general rules described in the preceding paragraph do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  In addition, upon certain amendments to the Act made in March 2009 taking effect, the $299,000,000 threshold for direct acquisitions by WTO investors will be replaced with an “enterprise value” threshold initially set at $600,000,000, which will subsequently increase first to $800,000,000 two years after the new threshold is adopted, and later to $1 billion, to be adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

If any non-Canadian, whether or not a WTO investor, acquires control of Silver Standard by the acquisition of shares where the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If our business is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Silver Standard, is reviewable if the book value of our assets is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the Act would apply if the value of our assets is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (other than a WTO investor) were to acquire indirect control of Silver Standard, and the value of our assets and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of Silver Standard forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as if the transaction were a direct acquisition of control.

If an investment is reviewable, an application for review in the form prescribed by the regulations is required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common shares of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common shares of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of the Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  The Company recommends shareholders seek the advice of their own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Convention limits the rate to 15% if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting shares of the payor corporation.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a common share of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a common share of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend.  In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received.  These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if (i) the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and (ii) the value of the shares is derived principally from real property situated in Canada, Canadian resource property or timber resource property.  Non-residents disposing of taxable Canadian property must file a Canadian tax return to report the disposition.

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

Passive Foreign Investment Company (PFIC) Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Company in which the Company is a passive foreign investment company (a “PFIC”).  A non-U.S. corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, in certain circumstances, the adjusted tax basis for U.S. federal income tax purposes) of its assets are assets that either produce or are held for the production of passive income.  Special rules apply where a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the shares of another corporation (the “lower-tier corporation”). For purposes of determining whether the Company is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

For purposes of the PFIC rules, and subject to certain exceptions, passive income includes, in part, dividends, interest, royalties, rents, and net gains from certain transactions in commodities.  Net gains from transactions in commodities will not be passive income for purposes of the PFIC rules if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer’s commodities are (a) shares in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business.

Under these PFIC rules, the Company believes that (i) it was a PFIC for its 2008 and 2009 taxable years, and (ii) based on the Company’s current and anticipated operations, that it may not be a PFIC for its 2010 and subsequent taxable years. In addition, the Company believes that certain of its subsidiaries were PFICs for their 2008 and 2009 taxable years and will be PFICs for their 2010 and subsequent taxable years (“PFIC Subsidiaries”).  However, with respect to any PFIC Subsidiaries, the PFIC rules generally will apply to a U.S. Holder only during years in which the Company itself is a PFIC. There can be no assurance regarding the PFIC classification of the Company or its subsidiaries for their 2010 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

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

Pursuant to these rules, a Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period.  All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  A Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred.  A Non-Electing U.S. Holder that is not a corporation would be required to treat this interest charge as “personal interest” which would be wholly nondeductible.  The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance.

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

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2011 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”).  A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision.  The U.S. Treasury has determined that the Tax Convention meets these requirements, and the Company believes it is eligible for the benefits of the Tax Convention.  Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends.  As discussed above in “Passive Foreign Investment Company (PFIC) Considerations,” the Company believes that it was a PFIC for its 2009 taxable year and that it may be a PFIC for its 2010 taxable year (and possibly subsequent taxable years).  Accordingly, dividends paid on the Common Shares are not expected to constitute qualified dividends.

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

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability.  Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes.  The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances.  Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale, Exchange or Other Taxable Disposition of Common Shares” below).  However, the Company does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.

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

Any of the documents referred to above can be viewed at our registered office, which is located at Suite 1400 - 999 West Hastings Street, Vancouver, British Columbia, Canada.  All of these documents are in English.

I.	Subsidiary Information

This information is not required for reports filed in the United States.

Item 11                      Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are interest rate risk and foreign currency risk.  We are exposed to interest rate risk on our cash and cash equivalents.

Our reporting currency is the United States dollar.  We are exposed to foreign exchange risk associated with purchases of goods and equipment denominated in U.S. dollars, cash and cash equivalents.  Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate are recorded in income.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

During the year, we recognized a foreign exchange gain of $4,993,000 (2008 - $200,000; 2007 – loss of $3,282,000).  As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is  stated in the table below.  Based on the net exposures at December 31, 2009, a 10% depreciation or appreciation of the currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $4,961,000 as set out in more detail in the table below.

	December 31, 2009 Amount	-10% Income (Loss)	+10% Income (Loss)
	($'000)	($'000)	($'000)

Cash and cash equivalents
Canadian dollar	3,494	(349)	349
Mexican peso	214	(22)	21
Argentinean peso	4,094	(409)	409
Australian dollar	132	(13)	13
Peruvian soles	35	(4)	4
	7,969	(797)	796

Convertible debenture
Canadian dollar	6,081	(608)	608

Value added tax recoverable
Mexican peso	515	(52)	52
Argentinean peso	54,095	(5,405)	5,405
	54,610	(5,457)	5,457

Accounts payable and accrued liabilities
Canadian dollar	(1,658)	164	(163)
Mexican peso	(160)	16	(17)
Argentinean peso	(17,009)	1,700	(1,700)
Australian dollar	(19)	2	(2)
Peruvian soles	(180)	19	(18)
	(19,026)	1,901	(1,900)
	49,634	(4,961)	4,961

ii)         Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2009, the weighted average interest rate of our cash equivalents investment was 0.08% (2008 - 0.55%).  With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $643,000 (2008 - $1,584,000).

iii)         Commodity Price Risk

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

Limitations

The above discussion includes only those exposures that exist as of December 31, 2009 and as a result, does not consider exposures or positions that could arise after that date.  Our ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.  Reference is made to note 6(d) to the consolidated financial statements for a description of financial risk management.  See also Item 5.F for a discussion of credit risk, liquidity risk and capital risk.

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

Item 14                      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15                      Controls and Procedures

Our management, with the participation of the President and Chief Executive Officer (our principal executive officer) and Vice President, Finance and Chief Financial Officer (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators and the SEC) as at December 31, 2009, and has concluded that such disclosure controls and procedures are effective.

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

(3)
As at December 31, 2009, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting as of that date.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2009, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

Our board of directors has determined that we have an audit committee financial expert, John R. Brodie, FCA.  Mr. Brodie, FCA is the Chair of our Audit Committee and independent as that term is defined in the listing standards of the Nasdaq Global Market.  Our Audit Committee consists of the following independent and financially literate directors; John R. Brodie, FCA, Richard D. Paterson and Peter W. Tomsett.

For more information regarding relevant education and experience for Messrs. Brodie, Paterson and Tomsett, see Item 6.A – “Directors and Senior Management”.

The Company’s Audit Committee Charter is attached as Exhibit 99.1 to this Annual Report.

B.	Code of Ethics.

We have adopted a Code of Business Conduct that applies to our principal executive officer, principal financial officer and other senior financial officers performing similar functions.  Our Code of Business Conduct is available for viewing on our website at www.silverstandard.com.

In 2009, no waivers from the Code were granted to members of senior management or directors of the Company.

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant Fees and Services	Fiscal year ended December 31, 2009(1)	Fiscal year ended December 31, 2008(1)
Audit Fees(2)	$218,153	$188,785
Audit-Related Fees(3)	$212,259	$171,965
Tax Fees	-	-
All Other Fees	-
Total	$430,412	$360,750

(1)	Fees are paid in Canadian dollars and amounts in the above table have been translated at the average US/Cdn exchange rate of 1.142 for 2009 and 1.066 for 2008

(2)
Audit fees were paid for professional services rendered by the auditor for the integrated audit of our annual financial statements, including its audit of the effectiveness of our internal control over financial reporting, and the financial statement audits of our subsidiaries.

(3)	Audit-related fees were paid for assurance and related services provided in connection with statutory and regulatory filings and engagements related to prospectuses and other offering documents.

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

All services provided by our principal accountant in 2009 were pre-approved by our audit committee.

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

.

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

4.1	Underwriting Agreement dated February 24, 2009 incorporated by reference from Exhibit 99.1 to Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0-26424 filed on February 25, 2009.
4.2
Underwriting Agreement dated August 12, 2009 incorporated by reference from Exhibit 99.1 to Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0-26424 filed on August 13, 2009.

4.3	Underwriting Agreement dated February 12, 2010 incorporated by reference from Exhibit 99.1 to Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0-26424 filed on February 12, 2010.
8.1	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) included under Item 4.C, Organizational Structure.
12.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Audit Committee Charter

- 151/152 -

Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(expressed in thousands of United States dollars)

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

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

“A.E. Michael Anglin”                                                                                “Tom S.Q. Yip”
A.E. Michael Anglin                                                                                     Tom S.Q. Yip
President                                                                                                      Chief Financial Officer

March 4, 2010

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc.’s (the Company’s) 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2009 and December 31, 2008, and the related consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC

March 4, 2010

Silver Standard Resources Inc.
Consolidated Balance Sheets
As at December 31, 2009 and 2008
(expressed in thousands of United States dollars)

	Note	2009	2008
		$	$
Assets

Current assets
Cash and cash equivalents		26,659	72,013
Accounts receivable		6,238	2,772
Marketable securities	6b	17,863	10,923
Inventories	5	20,565	-
Prepaid expenses and deposits		2,013	1,106
Asset held for sale	9	1,859	-
		75,197	86,814

Restricted cash	11	1,934	1,793
Other investments	7	-	21,803
Convertible debenture	6c	6,081	5,973
Value added tax recoverable	8	54,095	30,332
Mineral properties and property, plant, and equipment	9	612,618	421,190
		749,925	567,905
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		48,265	31,313
Accrued interest on convertible notes	10	2,076	2,066
Current portion of taxes payable		-	11,715
Current portion of asset retirement obligations	11	341	234
		50,682	45,328

Asset retirement obligations	11	11,150	3,229
Taxes payable		3,370	3,370
Future income tax liability	15	36,798	22,335
Long-term convertible notes	10	110,739	104,046
		212,739	178,308

Non-controlling interest		496	496
		213,235	178,804
Shareholders' Equity

Share capital		538,700	389,655
Value assigned to stock options		40,417	36,502
Value assigned to convertible notes	10	37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive loss		(11,747)	(19,569)
Deficit		(68,573)	(55,380)
		536,690	389,101

		749,925	567,905

Commitments (note 6d)
Subsequent events (note 20)

Approved on behalf of the Board of Directors

“John R. Brodie”                                                                                                   “Peter W. Tomsett”
John R. Brodie, FCA                                                                         Peter W. Tomsett
(Chairman of the Audit Committee)                                                                            (Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars, except per share amounts)

	Note	2009	2008	2007
		$	$	$

Revenue		5,442	-	-

Cost of sales		5,926	-	-
Depletion, depreciation and amortization		2,039	-	-
Loss from mine operations		(2,523)	-	-

General and administration		10,287	9,031	8,223
Stock-based compensation	12b	6,319	9,601	13,955
Property examination and exploration		459	340	73
Reclamation and accretion		366	318	728
Loss from operations		(19,954)	(19,290)	(22,979)

Other income (expenses)
Investment income		1,100	3,039	6,287
Foreign exchange gain (loss)		4,993	200	(3,282)
Other income (expense)	17	(2,545)	34,572	(12,969)
Interest expense and financing fees	10	(1,095)	(6,499)	-
		2,453	31,312	(9,964)

Earnings (loss) before income taxes		(17,501)	12,022	(32,943)

Income tax recovery (expense):
Current income taxes	15	2,221	(14,575)	-
Future income taxes	15	2,087	(3,393)	(1,022)
		4,308	(17,968)	(1,022)

Loss for the year		(13,193)	(5,946)	(33,965)

Weighted average shares outstanding (thousands)
Basic and diluted		68,845	62,694	62,148

Loss per common share
Basic and diluted loss per share		(0.19)	(0.09)	(0.55)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars)

	Note	2009	2008	2007
		$	$	$

Operating activities
Loss for the year		(13,193)	(5,946)	(33,965)
Items not affecting cash
Depreciation		2,268	288	296
Stock-based compensation		6,319	9,601	13,955
Asset retirement obligations		346	335	602
Loss (gain) on sale of investments and assets		1,112	(57,252)	(1,064)
Unrealized (gain) loss on held-for-trading financial instruments		(412)	(114)	1,801
Accretion expense on convertible notes		571	1,283	-
Interest income on convertible debenture		(703)	(339)	-
Write-down of investments and convertible debenture		4,492	22,794	12,232
Future income tax (recovery) expense		(2,087)	3,393	1,022
Increase in non-current taxes payable		-	3,180	-
Foreign exchange (gain) loss		(3,653)	(9,163)	28,085
Donation of shares		-	-	893
Increase (decrease) in non-cash working capital items	16	(35,003)	12,847	(237)
Cash generated by (used in) operating activities		(39,943)	(19,093)	23,620

Financing activities
Shares issued for cash		155,578	2,192	10,973
Share issue costs		(9,165)	-	-
Proceeds from issuance of convertible notes		-	138,000	-
Financing costs related to equity portion of convertible notes
financing		-	(1,473)	-
Cash generated by financing activities		146,413	138,719	10,973

Investing activities
Mineral property costs		(25,157)	(36,756)	(33,943)
Property, plant and equipment		(127,037)	(132,919)	(48,217)
Increase in value added tax recoverable (net)		(23,763)	(24,401)	(7,629)
Proceeds from sale (purchase) of marketable securities
and other investments		24,133	2,780	(2,639)
Proceeds from sale of silver bullion		-	39,648	-
Net proceeds from sale of mineral property		-	22,435	-
Reliant, net of cash		-	-	180
Other investments reclassified		-	-	(57,790)
Cash used in investing activities		(151,824)	(129,213)	(150,038)

Increase (decrease) in cash and cash equivalents		(45,354)	(9,587)	(115,445)

Cash and cash equivalents - Beginning of year		72,013	81,600	197,045

Cash and cash equivalents - End of year		26,659	72,013	81,600

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars)

	Note	2009	2008	2007
		$	$	$

Loss for the year		(13,193)	(5,946)	(33,965)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities,	6b	7,367	(14,785)	(4,967)
net of tax
Reclassification of realized gain on sale of	6b	(1,513)	(1,734)	-
marketable securities, net of tax
Foreign exchange gain on marketable securities		1,968	-	-
Translation adjustment on foreign operations		-	(97,587)	71,986
Other comprehensive income (loss) for the year		7,822	(114,106)	67,019

Comprehensive income (loss) for the year		(5,371)	(120,052)	33,054

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars)

			Values	Values		Accumulated
	Common Shares		assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income (loss)	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2006	61,646	370,196	17,460	-	510	6,308	(19,832)	374,642

EIC-172 transition adjustment	-	-	-	-	-	21,210	4,363	25,573
Issued for cash:
Exercise of options	887	10,973	-	-	-	-	-	10,973
For mineral property	9	338	-	-	-	-	-	338
Value assigned to options granted	-	-	14,443	-	-	-	-	14,443
Value of options exercised	-	4,197	(4,197)	-	-	-	-	-
Donations	27	893	-	-	-	-	-	893
Other comprehensive income	-	-	-	-	-	67,019	-	67,019
Loss for the year	-	-	-	-	-	-	(33,965)	(33,965)

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

Issued for cash:
Public offering	8,824	150,000	-	-	-	-	-	150,000
Share issue costs	-	(9,165)	-	-	-	-	-	(9,165)
Exercise of options	386	5,578	-	-	-	-	-	5,578
Value assigned to options granted	-	-	6,547	-	-	-	-	6,547
Value of options exercised	-	2,632	(2,632)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,822	-	7,822
Loss for the year	-	-	-	-	-	-	(13,193)	(13,193)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a silver resource company that has assembled a portfolio of silver-dominant projects since 1994.  These projects are located in seven countries in the Americas and Australia.  Prior to the year ended December 31, 2009, we were a development stage company.  With the Pirquitas Project entering production during 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our five other principal projects and project pipeline.  These include the San Luis Project, the Pitarrilla Project, the Diablillos Project, the Snowfield Project and the Brucejack Project.  In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.  Certain of our projects also contain significant gold resources.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year.  We will periodically need to obtain additional financing (see note 20 – Subsequent events), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively “U.S. GAAP”), as they affect the company, are disclosed in note 19.

Change in reporting currency

Effective January 1, 2009, we changed our reporting currency from the Canadian dollar to the U.S. dollar.  The change in reporting currency is to better reflect our business activities and to provide investors with comparability to other companies in the mining industry.  Prior to January 1, 2009, we reported our annual and quarterly consolidated financial statements in Canadian dollars.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

These consolidated financial statements have been translated to U.S. dollars in accordance with Emerging Issues Committee ("EIC") Abstract 130, “Translation Method when the Reporting Currency differs from the Measurement Currency or there is a Change in the Reporting Currency”.  These guidelines require that the comparative financial statements and corresponding notes are restated from Canadian dollars to U.S. dollars using the current rate method.  Under this method, all assets and liabilities are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	55%	San Luis
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Brucejack
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are depreciation, the assessment of asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar as a result of a change in the nature of our operations.  As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to U.S. dollars using the temporal method on a prospective basis.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss).

Financial Instruments

As at December 31, 2009, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of 90 days or less. Cash equivalents are composed of short-term investments held with provinces of Canada, and federally with Canada or the United States of America or their respective agencies.  Cash and cash equivalents are designated as held-for-trading and are stated at cost, which approximates market value.

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Other investments

Other investments consist of note receivables received from restructuring of our asset-backed commercial paper investments.  As no quoted market price is available, these note receivables are reported at their fair value, estimated based on a combination of valuation techniques (see note 7).  Other investments are currently designated as available-for-sale and classified as non-current assets due to uncertainty in development of a secondary market.

Convertible notes

Convertible notes are designated as other liabilities and related transaction costs on the debt component are expensed as incurred.  Interest expense related to development expenditures incurred on the Pirquitas Project was capitalized to construction in progress until the commencement of production.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of cost and estimated net realizable value.  Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.  Production stripping costs are included in inventories as incurred.  Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales in the Statement of Earnings (Loss).  If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing.  Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne.  Stockpiled ore tonnages are verified by periodic surveys.

Work in process inventory includes the coarse ore stockpile and in-circuit inventories in the milling process.  Finished goods inventory includes concentrates at our operations and in transit inventory.

Materials and supplies inventories are valued at the lower of average cost and net realizable value.  Costs include acquisition, freight and other directly attributable costs.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost.  Where applicable, cost includes acquisition costs, exploration and development expenditures, interest expense allocable to the cost of mine development and construction, and holding costs to maintain a property.  These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.  Option payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

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

Effective December 1, 2009, we determined that the significant mine and plant components at the Pirquitas mine were operating in the manner intended by management signifying the completion of the operational commissioning and testing phase and the commencement of production.  Management determines the operational commissioning and testing phase to be completed when testing of significant mine and plant components is complete, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

Revenue from the sale of concentrate, net of related costs, earned prior to the commencement of production is recorded as a reduction of deferred exploration and development expenditures.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, once the asset is put in service. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use.  Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use.  Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Revenue recognition

Revenue is recognized upon delivery when title and risk of ownership of metal bearing concentrate passes to the buyer and when collection is reasonably assured.   This occurs when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed location.  Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Concentrate sales with third-party smelters are provisionally priced, such that the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time.  The contract provides for a provisional payment based upon provisional assays and quoted metal prices.  Revenues are recorded under these contracts at the time title passes to the buyer based on forward prices for the expected date of the final settlement, generally from one to three months after shipment.  As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary.  This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues.  Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.  Revenue from the sale of metal concentrate is recorded net of charges for treatment, refining and smelting.

Revenues from the sale of material by-products are included within revenue.  Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine.  Stripping costs incurred during the development of a mine are capitalized and depleted on a unit-of production basis, using estimated total proven and probable reserves as the depletion base.

Stripping costs incurred during the production phase are variable production costs that are included in the costs of production during the period that the stripping costs are incurred.  Stripping costs resulting in a future benefit of the mineral property by providing access to additional ore reserves are capitalized and amortized over the relevant mineral reserves.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.  The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

  Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at fair value using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.  In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.  Any values assigned to stock options that have expired are transferred to contributed surplus.

  Income taxes

The liability method of income tax allocation is used and is based on differences between the accounting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

 Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use.  Other borrowing costs are recognized as an expense in the period incurred.

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

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

Business combinations and related sections

CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests”, replace CICA Handbook Sections 1581 and 1600.  The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These standards are effective January 1, 2011 prospectively, with early adoption permitted.

We have elected to adopt CICA Handbook Sections 1582, 1601 and 1602 on a prospective basis effective January 1, 2010.  The adoption of these standards is not expected to have a material impact on our consolidated financial statements.

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3       CHANGES IN ACCOUNTING POLICIES

a)   Mining exploration costs

Effective March 27, 2009, we adopted EIC-174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  The adoption of this standard did not have a material impact on our consolidated financial statements.

b)   Goodwill and intangible assets

Effective January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets,” and CICA Handbook Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

c)   Credit risk and the fair value of financial assets and financial liabilities

Effective January 1, 2009, we adopted EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This standard requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of this standard did not have a material impact on our consolidated financial statements.

d)   Financial instruments

We adopted amendments to CICA Handbook Section 3855 effective January 1, 2009. Amendments to this section have added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; changed the categories into which a debt instrument is required or permitted to be classified; changed the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  Adoption of these amendments did not result in a material impact on our consolidated financial statements.

We also adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which was amended to improve financial instrument disclosures to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  The impact of adopting these amendments for the year ended December 31, 2009 resulted in additional disclosures included within these consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4       SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000, which resulted in a gain of $23,699,000.  No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

5       INVENTORIES

	2009	2008
	$	$

Finished goods	6,141	-
Work in process	343	-
Stockpiled ore	8,967	-
Materials and supplies	5,114	-
	20,565	-

The amount of inventories recognized as an expense during the year is $7,572,000 (2008 - $nil, 2007 - $nil) included in operating costs.  Total inventory impairment for the year included in operating costs is $1,022,000 (2008 - $nil, 2007 - $nil).

6       FINANCIAL INSTRUMENTS

As at December 31, 2009, the carrying and fair values of our financial instruments by category are as follows:

						2009
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	$	$	$	$	$	$
Cash and cash equivalents	26,659	-	-	-	26,659	26,659
Marketable securities (note 6b)	-	-	17,863	-	17,863	17,863
Accounts receivable	-	6,238	-	-	6,238	6,238
Restricted cash (note 11)	-	-	1,934	-	1,934	1,934
Convertible debenture (note 6c) (1)	475	5,606	-	-	6,081	6,587
	27,134	11,844	19,797	-	58,775	59,281
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	48,265	48,265	48,265
Convertible notes (note 10) (2)	-	-	-	112,815	112,815	129,030
	-	-	-	161,080	161,080	177,295

(1) The fair value of our convertible debenture is estimated using the discounted cash flow method at market rates on the balance sheet date. The fair value relates to both the debt and equity components of our convertible debenture.

(2) The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-countermarket on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6          FINANCIAL INSTRUMENTS (Cont’d)

(a)  Fair value hierarchy

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Cash and cash equivalents	26,659	26,659	-	-
Marketable securities	17,863	17,863	-	-
Trade receivables from provisional invoices	887	-	887	-
Restricted cash	1,934	1,934	-	-
Convertible debenture receivable	5,606	-	5,606	-
Derivatives	475	-	475	-
	53,424	46,456	6,968	-
Liabilities:
Long-term convertible notes	129,030	-	129,030	-
	129,030	-	129,030	-

The three levels of the fair value hierarchy established by Section 3862 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Cash and cash equivalents and restricted cash are valued using quoted market prices.  Marketable securities, consisting of available-for–sale investments with no trading restrictions, are valued using a market approach based upon unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.  As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

Trade receivables from provisional invoices for concentrate sales are included within Level 2, as they are valued using quoted market prices for similar assets such as the forward price curves for silver and gold.

Our convertible debenture receivable and derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models or discounted cash flow models.  These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.  Our long-term convertible debt is included within Level 2 of the fair value hierarchy as it is valued based on market quoted prices provided by market makers in the over-the-counter market on the balance sheet date.

Level 3:
Inputs for the asset or liability are not based on observable market data.  We include our investments in asset-backed commercial paper as Level 3 in the fair value hierarchy because they trade infrequently.  We review these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

 (b)  Marketable Securities

At December 31, 2009, we held marketable securities designated as available-for-sale with total fair value of $17,863,000 (2008 - $10,923,000) and total cost of $7,732,000 (2008 - $8,533,000).  The mark-to-market gain (loss) for these instruments at December 31 is as follows:

Available for sale	Mark-to-market gain (loss) in OCI
	2009	2008	2007
	$	$	$

Unrealized gain (loss) on marketable securities	8,712	(22,713)	(5,989)
Future tax expense (recovery) in OCI	(1,345)	3,503	1,022
	7,367	(19,210)	(4,967)

Reclassification adjustment for realized gains included in net loss,	(1,513)	(1,734)	-
net of tax - $311 (2008 - $356; 2007: $nil)
Reclassification adjustment for unrealized impairment losses included	-	4,425	-
	5,854	(16,519)	(4,967)

Held for trading	Mark-to-market loss in net loss
	2009	2008	2007
	$	$	$
Loss on warrants held	-	(27)	(362)

Our warrants designated as held-for-trading expired in February 2009.  At December 31, 2008, the warrants had a fair value of $nil, resulting in a mark-to-market loss of $27,000.

(c)  Convertible debenture receivable

In July 2008, we received a C$10 million convertible debenture  from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project.  In July 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.  We received our first coupon payment of $134,000 on July 15, 2009.  As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

At December 31, 2009, the carrying value of the debenture was $6,081,000 (2008 - $5,973,000).  Of this amount, $5,606,000 (2008 - $5,923,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $475,000 (2008 - $50,000) represents the fair value of the conversion feature using the Black-Scholes method.

For the year ended December 31, 2009, interest and accretion income of $999,000 (2008 - $493,000) was recorded in earnings in relation to the note receivable component and an unrealized gain of $412,000 (2008 - unrealized loss of $1,389,000) was recorded in relation to adjusting the fair value of the conversion feature.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

 (d)  Financial Risk Management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.  At December 31, 2009, there were no significant concentrations of credit risk and no amounts were held as collateral.

During 2009, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, we renegotiated the terms associated with our convertible debenture receivable (note 6(c)).

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at December 31, 2009 is as follows:

	2009	2008
	$	$

Cash and cash equivalents	26,659	72,013
Accounts receivable	6,238	2,772
Convertible debenture receivable	5,606	5,923
Value added tax recoverable	54,095	30,332
	92,598	111,040

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at December 31:

	Less than	1 to 3 years	4 to 5 years	Over 5 years	Total
	1 year
	$	$	$	$	$

Accounts payable and accrued liabilities	48,265	-	-	-	48,265
Asset retirement obligations	341	2,486	2,404	19,135	24,366
Long-term convertible note repayments *	-	-	138,000	-	138,000
Interest on convertible notes *	6,210	12,420	9,315	-	27,945
Capital expenditure commitments	3,451	3,177	724	-	7,352
Minimum rental and lease payments	486	1,008	130	-	1,624
	58,753	19,091	150,573	19,135	247,552

* Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5%
per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	December 31, 2009
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	3,494	6,081	-	(1,658)
Mexican peso	214	-	515	(160)
Argentinean peso	4,094	-	54,095	(17,009)
Australian dollar	132	-	-	(19)
Peruvian soles	35	-	-	(180)
	7,969	6,081	54,610	(19,026)

During the year, we recognized a foreign exchange gain of $4,993,000 (2008 - $200,000; 2007 – loss of $3,282,000).  Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $4,961,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2009, the weighted average interest rate of our cash equivalents investment was 0.08% (2008 - 0.55%).  With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $643,000 (2008 - $1,584,000).

iii)	Commodity Price Risk

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6      FINANCIAL INSTRUMENTS (Cont’d)

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

7	OTHER INVESTMENTS

As at December 31, 2008, we had a total of $46,629,000 (C$57,102,000) invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited, the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

At December 31, 2008 and 2007 we estimated the fair values of our ABCP investments using a valuation technique which incorporated a probability weighted approach applied to discounted future cash flows, which resulted in a write-down to fair value of $21,803,000 in 2008 and $45,645,000 in 2007.  We recorded an impairment of $17,903,000 in 2008 and $12,232,000 in 2007.

On January 28, 2009, we received restructured notes with a face value of C$57,142,000.  At the time of receipt of the restructured notes, we also received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000.  During the year ended December 31, 2009, we received additional retroactive interest payments totalling $624,000 covering the period from September 2008 to January 2009 and $393,000 in interest payments on the restructured notes.

In November 2009, we sold our Class A-1 and A-2 ABCP notes for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000.  The carrying value of our remaining ABCP investment of $2,113,000 was written off during the year.

8       VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (“VAT”) paid in Argentina and related to the Pirquitas property as a recoverable asset.  Argentinean law states that VAT paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.  The amount recoverable at December 31, 2009 is estimated to be $54,095,000 (2008 - $30,332,000).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration.  If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9       MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009			December 31, 2008
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	180,636	(618)	180,018	-	-	-
Non-depletable development properties	-	-	-	95,960	-	95,960
Non-depletable exploration properties	191,047	-	191,047	162,872	-	162,872
	371,683	(618)	371,065	258,832	-	258,832

Construction in progress
Pirquitas, Argentina	8,015	-	8,015	142,777	-	142,777

Property, plant and equipment
Building, mining equipment and machinery	247,214	(15,431)	231,783	18,728	(869)	17,859
Other	3,268	(1,513)	1,755	2,829	(1,107)	1,722
	250,482	(16,944)	233,538	21,557	(1,976)	19,581

	630,180	(17,562)	612,618	423,166	(1,976)	421,190

On December 1, 2009, we re-classified Pirquitas construction in progress costs of $231,675,000 to their appropriate asset classes.  Of this amount, $220,575,000 was re-classified to property plant and equipment and $11,100,000 was allocated to depletable producing properties.

During the year, we recorded $14,968,000 (2008 – $1,023,000; 2007 – $725,000) of depreciation on property, plant, and equipment, of which $229,000 (2008 – $288,000; 2007 – $296,000) was charged to the Consolidated Statements of Earnings (Loss), $13,224,000 (2008 – $735,000; 2007 –$429,000) was deferred as mineral property costs and $1,515,000 (2008 – $nil; 2007 –$nil) was allocated to inventory.  We revised our estimate with respect to the pattern of consumption of our depreciable property, plant and equipment assets during the year, which resulted in $8,879,000 of additional depreciation.

At December 31, mineral property costs are as follows:

	December 31, 2009				December 31, 2008
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration Projects	$	$	$	$	$

Diablillos, Argentina	4,516	12,016	-	16,532	14,803
Bowdens, Australia	8,902	7,423	3,515	19,840	18,834
Snowfield, Canada	102	17,960	-	18,062	7,719
BruceJack, Canada	1,954	1,025	-	2,979	2,979
Sunrise Lake, Canada	1,008	64	-	1,072	1,066
Silvertip, Canada	-	-	-	-	1,742
Challacollo, Chile	2,659	4,390	-	7,049	7,026
Pitarrilla, Mexico	10,981	49,261	2,497	62,739	56,992
San Marcial, Mexico	1,020	464	124	1,608	1,706
Veta Colorada, Mexico	3,689	1,001	-	4,690	4,689
Berenguela, Peru	10,594	3,326	7,189	21,109	19,013
San Luis, Peru	457	19,593	2,040	22,090	14,951
Candelaria, United States	2,434	3,279	348	6,061	5,772
Maverick Springs, United States	565	1,975	41	2,581	2,495
Other exploration projects	942	2,912	781	4,635	3,085

	49,823	124,689	16,535	191,047	162,872

Exploration Project Held for Sale (note 20)

Silvertip, Canada	1,485	374	-	1,859	-

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9       MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”).  Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko.  The sale resulted in a gain of $167,000.

During the year ended December 31, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse.  As a result, a $377,000 write-down of mineral property was recorded to net loss for the period.

As at December 31, 2009, we reclassified mineral property costs of $1,859,000 related to the Silvertip Project as held for sale.  We completed the sale of Silvertip in February 2010 (note 20).

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

10     LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes,

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10     LONG-TERM CONVERTIBLE NOTES (Cont’d)

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  All principal and interest payments are denominated in U.S. Dollars.

The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes.  The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method.  The fair value of the equity component of $38,856,000 was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to net income for the period and $1,473,000 was charged to equity.

At December 31, 2009, the carrying value of accrued interest related to the Notes was $2,076,000 (2008 - $2,066,000) and the long-term portion was $110,739,000 (2008 - $104,046,000).  During 2009, accretion expense and interest expense related to the convertible notes was $6,693,000 (2008 - $5,033,000) and $6,210,000 (2008 - $5,373,000) respectively.  Of this amount, interest and accretion expense of $11,808,000 (2008 – $7,681,000) was capitalized to construction in progress and $1,095,000 (2008 - $2,726,000) was recognized as expense.

11	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2009, we expensed $366,000 (2008 - $318,000, 2007 - $728,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2009, $11,491,000 (2008 - $3,463,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $341,000 (2008 - $234,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Pitarrilla and Veta Colorada properties located in Mexico, San Luis in Peru and the Pirquitas property located in Argentina.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	ASSET RETIREMENT OBLIGATIONS (Cont’d)

A reconciliation of the provision for asset retirement obligations at December 31 is as follows:

	2009	2008
	$	$

Balance, beginning of year	3,463	3,902

Liabilities settled during the year	(23)	(558)
Accretion expense	300	148
Foreign exchange (loss) gain	426	(800)
Revisions and new estimated cash flows	7,325	771
Balance, end of year	11,491	3,463

Balance sheet presentation
Current portion	341	234
Long-term portion	11,150	3,229
Balance, end of year	11,491	3,463

The provision for asset retirement obligations is based on the following key assumptions:
•	Present value of total asset retirement obligations is $11,491,000 (2008 - $3,463,000), reflecting payments for approximately the next 14 years
•	Total undiscounted value of these payments is $24,366,000 (2008 - $7,202,000)
•	Present value was determined using a credit adjusted risk-free rate of 9% - 12%

Our change in estimate related to revisions and new estimated cash flows for the year ended December 31, 2009 of $7,325,000 is primarily the result of increased disturbance and the substantial completion of construction at the Pirquitas mine during the year.

At December 31, 2009, we have lodged $1,934,000 (2008 - $1,793,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $191,000 (2008 - $156,000) is in the form of cash deposits and $1,743,000 (2008 - $1,637,000) as security for a reclamation bond for the Candelaria property.

12	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2009, we had unlimited authorized common shares and 71,964,708 common shares issued and outstanding (2008 – 62,755,547).

During the year, we closed public share offerings of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and estimated offering expenses of $9,165,000, net proceeds were $140,835,000.

Subsequent to year end, we closed a public offering of 6,729,000 common shares at a price of $17.00 per share for aggregate gross proceeds of $114,389,000 (see note 20).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SHAREHOLDERS’ EQUITY (Cont’d)

(b)	Stock Options

We have a comprehensive stock option plan for our employees, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company.  Currently, the vesting periods range up to three years.  New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2009		2008		2007
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of shares	average
		exercise		exercise		exercise
		price		price		price
		(C$/option)		(C$/options)		(C$/option)

Outstanding, beginning of year	5,016,250	26.37	4,419,350	27.77	4,455,950	22.68
Granted	889,500	24.18	810,000	15.47	985,000	37.54
Exercised	(385,632)	15.63	(186,100)	12.46	(886,600)	13.30
Forfeited	(249,000)	34.65	(27,000)	24.31	(135,000)	26.16

Outstanding, end of year	5,271,118	26.40	5,016,250	26.37	4,419,350	27.77

Exercisable, end of year	3,881,933	28.41	2,962,250	29.03	2,310,350	26.04

As of December 31, 2009, incentive stock options represent 7.3% (2008 – 8.0%) of issued and outstanding common capital.  The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2009 and 2008 were $11,859,000 (C$12,412,000) and $2,576,000 (C$3,155,000), respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

		Options outstanding		Options exercisable
Exercise prices	Options	Weighted average exercise price	Weighted average remaining contractual life	Options	Weighted average exercise price
(C$)	outstanding	(C$/option)	(years)	exercisable	(C$/option)

10.50 – 11.50	611,168	11.46	9.0	201,483	11.45
16.73 – 18.73	639,950	16.81	1.0	639,950	16.81
21.07 – 29.02	1,911,000	23.55	5.6	946,500	22.53
32.08 – 40.62	2,109,000	36.21	2.3	2,094,000	36.24

	5,271,118	26.40	4.1	3,881,933	28.41

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12       SHAREHOLDERS’ EQUITY (Cont’d)

During the year ended December 31, 2009, 889,500 (2008 - 810,000) options were granted to employees and consultants at a weighted average strike price of C$24.18 (2008 - C$15.47).  The average fair value of the options were granted in 2009 and 2008 were $12.04 (C$12.60) and $7.01 (C$8.59), respectively, based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options.  At December 31, 2009, the non-vested stock option expense not yet recognized was $12,374,000 (2008 - $7,653,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2009	2008	2007
	$	$	$
Consolidated Balance Sheets
Mineral property costs	228	61	488

Consolidated Statements of Earnings (Loss)
Stock based compensation - Employee salaries and benefits	5,338	7,625	11,346
Stock based compensation - General and administration	981	1,976	2,609
	6,319	9,601	13,955

Total stock based compensation	6,547	9,662	14,443

The fair value of stock options for all options issued was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2009	2008	2007

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	2.7	3.1	4.2
Expected life (years)	6.1	5.8	3.0
Expected volatility (%)	57	56	42

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12       SHAREHOLDERS’ EQUITY (Cont’d)

(d) Deferred Share Units

Effective June 2008, we established a Deferred Share Unit (“DSUs”) plan for non-executive Directors.  DSUs are issued at the market value of our common shares at the date of grant.  In addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis.  The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.  For the year ended December 31, 2009, a total of 38,000 (2008 – 23,000) DSUs were granted with a grant date fair value of 681,000 (2008 - $492,000).  During the year ended December 31, 2009, 1,000 (2008 - $nil) DSUs, with a weighted average fair value of $14.47, were exercised after the resignation of one of our directors.

As a result of the increase in our share price during the year, a fair value increase of $140,000 (2008 – decrease of $64,000) was recorded to general and administration expense.  As at December 31, 2009, 60,000 (2008 – 23,000) DSUs were outstanding with a fair value of $1,312,000 (2008 – $365,000) recorded in accrued liabilities.

(e) Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

13       RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, we recorded administrative, technical services and expense reimbursements of $453,000 (2008 - $1,276,000; 2007 - $396,000) from companies related by common directors or officers.  At December 31, 2009, accounts receivable include $35,000 (2008 - $42,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

14       CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:
•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved and monitored by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets (note 20).  We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15     INCOME TAXES

i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2009	2008	2007

Statutory tax rate	30.00%	31.00%	34.10%

	$	$	$
Earnings (loss) for the year before taxes	(17,501)	12,022	(32,943)

Provision for income taxes based on statutory rates	(5,250)	3,727	(11,234)
Differences in foreign tax rates	(88)	2,432	13
Foreign exchange	868	(1,033)	402
Tax benefits not recognized and other	162	12,842	11,841

	(4,308)	17,968	1,022

ii)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2009	2008
	$	$
Future tax assets
Property, plant and equipment and resource properties	95	4,377
Capital and non-capital loss carry-forwards	16,492	6,656
Foreign resource pools	586	522
Share issuance costs	3,353	1,856
Marketable securities	-	915
Other investments	7,640	3,227
Other	2,962	-
Total future tax assets	31,128	17,553

Future tax liabilities
Resource properties	(44,534)	(27,221)
Marketable securities	(1,263)	-
Other	-	(2,067)
Total future tax liabilities	(45,797)	(29,288)

Valuation allowance for future tax assets	(22,129)	(10,600)

Future income tax liability	(36,798)	(22,335)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15       INCOME TAXES (Cont’d)

Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset.  We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009.

iii)	At December 31, the company has the following estimated tax operating losses:

	2009	2008
	$	$

Argentina	23,546	13,977
Australia	10,225	9,006
Canada	28,110	10,507
Chile	131	108
Mexico	45,043	45,591
Peru	439	1,220
U.S.A.	4,370	7,223

The operating losses expire between 2011 and 2029, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16     SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the years ended December 31, 2009, 2008 and 2007:

Decrease (increase) in non-cash working	2009	2008	2007
capital activities	$	$	$

Accounts receivable	(3,584)	(373)	813
Prepaid expenses and deposits	(907)	(1,692)	165
Inventory	(22,501)	-	-
Accounts payable, accrued liabilities and
current portion of asset retirement obligation	3,985	1,345	(1,215)
Accrued interest on convertible debt	10	2,229	-
Current portion of taxes payable	(12,006)	11,338	-
	(35,003)	12,847	(237)

Non-cash investing activities
Shares received for sale of mineral property	388	-	837
Shares issued for mineral properties	-	-	(337)
	388	-	500

Interest and taxes paid
Interest paid	6,210	3,117	-
Taxes paid	9,100	-	-
	15,310	3,117	-

17	OTHER INCOME (EXPENSE)

	Note	2009	2008	2007
		$	$	$

Gain (loss) on sale of marketable securities
and other investments	6b, 7	(1,279)	2,090	605
Unrealized gain (loss) on financial instruments
held-for-trading	6c	412	114	(1,801)
Gain on sale of mineral property	9	167	31,463	459
Write-down of marketable securities and other
investments, net of interest received	6b, 7	534	(22,794)	(12,232)
Write-down of convertible debenture	6c	(2,002)	-	-
Write down of mineral property	9	(377)	-	-
Gain on sale of silver bullion	4	-	23,699	-
		(2,545)	34,572	(12,969)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18     SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate.  Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina.  The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis.  Our exploration activities have been aggregated and reported as a non-operating segment as a result of meeting certain quantitative guidelines.  At December 31, 2009 our exploration properties were considered a reportable segment as total assets exceeded 10% of our total consolidated assets.

Our reportable segments for the year ended December 31, 2009 are as follows:

		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	5,442	-	-	5,442
Cost of sales	(b)	(7,702)	-	(263)	(7,965)
General and administration		(2)	(17)	(10,268)	(10,287)
Other	(c)	(153)	(638)	(3,900)	(4,691)
Loss before income taxes		(2,415)	(655)	(14,431)	(17,501)
Income tax recovery (expense)		(685)	-	4,993	4,308
Net loss		(3,100)	(655)	(9,438)	(13,193)

(a) All revenues are attributed to sales in Argentina.
(b) Cost of sales includes depreciation, depletion and amortization.
(c) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

Substantially all of our earnings or losses for the years ended December 31, 2008 and 2007 were incurred in Canada.  During the year ended December 31, 2009, 100% of our silver concentrate production was sold to one customer (note 6(d)).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	SEGMENTED FINANCIAL INFORMATION (Cont’d)

Segmented assets by geographic location are as follows:

		December 31, 2009		December 31, 2008
	Mineral property costs and property, plant and equipment	Total assets	Mineral property costs and property, plant and equipment	Total assets
	$	$	$	$

Argentina	436,789	518,493	271,589	303,280
Australia	20,054	20,191	19,036	19,130
Canada	23,084	76,111	14,531	125,370
Chile	7,868	7,875	7,292	7,294
Mexico	72,598	73,832	65,901	68,375
Peru	43,584	44,498	34,575	36,148
United States	8,641	8,925	8,266	8,308

	612,618	749,925	421,190	567,905

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2009			2008

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets (a)i)	75,197	(1,859)	73,338	86,814	-	86,814
Other investments	-	-	-	21,803	-	21,803
Convertible debenture	6,081	-	6,081	5,973	-	5,973
Value added tax recoverable	54,095	-	54,095	30,332	-	30,332
Mineral property costs (a)i)	371,065	(269,111)	101,954	258,832	(222,951)	35,881
Other property, plant and equipment (a)vi)	241,553	3,474	245,027	162,358	3,600	165,958
Other assets	1,934	-	1,934	1,793	-	1,793
	749,925	(267,496)	482,429	567,905	(219,351)	348,554

Liabilities
Current liabilities	50,682	-	50,682	45,328	-	45,328
Long-term convertibles notes (a)vi)	110,739	-	110,739	104,046	-	104,046
Other liabilities (a)i)	51,318	(36,798)	14,520	28,934	(22,335)	6,599
	212,739	(36,798)	175,941	178,308	(22,335)	155,973

Shareholders’ Equity
Share capital (a)iii)	538,700	(950)	537,750	389,655	(950)	388,705
Value assigned to:
Long-term convertible notes (a)vi)	37,383	-	37,383	37,383	-	37,383
Stock options (a)v)	40,417	(4,186)	36,231	36,502	(4,186)	32,316
Contributed surplus	510	-	510	510	-	510
Accumulated other comprehensive income (a)ii)	(11,747)	6,264	(5,483)	(19,569)	5,230	(14,339)
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(68,573)	(231,826)	(300,399)	(55,380)	(197,110)	(252,490)
	536,690	(230,698)	305,992	389,101	(197,016)	192,085

Non-controlling interest	496	-	496	496	-	496

	749,925	(267,496)	482,429	567,905	(219,351)	348,554

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss and other comprehensive income (loss):

	2009	2008	2007
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	(13,193)	(5,946)	(33,965)
Mineral property costs for the year (a)i)	(27,997)	(37,763)	(35,200)
Operating costs (a)i)	(5,142)	-	-
Adjustment for depletion, depreciation and amortization (a)i)	(30)	-	-
Future income tax expense on marketable securities (a)ii)	(1,034)	3,393	1,022
Reversal of future income tax recovery, net of foreign exchange (a)i)	(985)
Financing fees on convertible notes (a)vi)	(126)	3,600	-
Gain on sale of mineral property (a)i)	221	6,948	-
Mineral costs written-off during the year (a)i)	377	-	-
Loss in accordance with U.S. GAAP	(47,909)	(29,768)	(68,143)

Other comprehensive income (loss)
in accordance with Canadian GAAP	7,822	(114,106)	67,019
Translation adjustment	-	48,948	(43,666)
Future income tax expense on marketable securities (a)ii)	1,034	(3,393)	(1,022)
Other comprehensive income (loss) in accordance
with U.S. GAAP	8,856	(68,551)	22,331

Total comprehensive income (loss) in accordance
with U.S. GAAP	(39,053)	(98,319)	(45,812)

Basic and diluted weighted-average common shares (000’s)	68,845	62,694	62,148

Basic and diluted earnings (loss) per share	(0.70)	(0.47)	(1.10)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2009	2008	2007
	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(39,943)	(19,093)	23,620
Mineral property costs (a)i)	(25,157)	(37,763)	(33,943)
Financing fees on convertible notes (a)vi)	-	3,600	-
Pursuant to U.S. GAAP	(65,100)	(53,256)	(10,323)

Cash flows from financing activities
Pursuant to Canadian GAAP	146,413	138,719	10,973
Financing fees on convertible notes (a)vi)	-	(3,600)	-
Pursuant to U.S. GAAP	146,413	135,119	10,973

Cash flows from investing activities
Pursuant to Canadian GAAP	(151,824)	(129,213)	(150,038)
Mineral property costs (a)i)	25,157	37,763	33,943
Pursuant to U.S. GAAP	(126,667)	(91,450)	(116,095)

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

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related development expenditures are deferred.  Exploration expenditures are deferred if they are considered to meet the definition of an asset.

For U.S. GAAP purposes, all mineral property costs incurred during the exploration stage are expensed as incurred.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets” (Codified within ASC 930), are viewed as a tangible asset and capitalized.

When proven and probable reserves have been determined for a property and a final feasibility study is prepared, any subsequent development costs incurred on the property such as those relating to constructing infrastructure necessary to extract the reserves and preparing the mine for production are capitalized.  Any subsequent exploration expenditures associated with efforts to search for and establish mineral reserves beyond those already found, are expensed.  Once in the production stage, all costs incurred to maintain the mine and the related equipment and facilities are expensed as incurred.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.

The commencement of production under Canadian GAAP is based on criteria pre-determined by management in regards to when the asset is considered to be available for use.  The U.S. GAAP definition is not as broad, with production considered to be achieved with the extraction/production of saleable minerals from an ore body, regardless of the level of production.  As a result of applying the U.S. GAAP definition, we have determined that production commenced for purposes of U.S. GAAP on November 1, 2009.  Due to the timing of title transfer on shipments, there was no resulting GAAP difference related to revenues; however, additional operating costs of $5,142,000 have been recorded related to the month of November.  The Pirquitas mine has a lower carrying value for U.S. GAAP purposes as a result of the previously mentioned GAAP differences; however, the additional month of production resulted in additional depletion for U.S. GAAP of $30,000 for the year ended December 31, 2009.

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko (note 9).  The sale resulted in a gain of $167,000 for Canadian GAAP after deducting the carrying value of the property.  For U.S. GAAP, the gain on sale was increased by $35,000 reflecting the lower carrying value of the mineral property for U.S. GAAP purposes.

On July 17, 2008, we closed the sale of the Shafter Silver Project (note 9).  For Canadian GAAP, the sale resulted in a gain of $31,463,000 after deducting the carrying value of disposed assets and liabilities and transaction costs.  For U.S. GAAP, the gain on sale of mineral property was increased by $6,948,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
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

Under Canadian GAAP, effective September 30, 2008, the Company adopted the provisions of EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income (loss). For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000.  Other comprehensive income would increase and income tax recovery would decrease by $1,102 ,000 for the year ended December 31, 2009 as compared to an increase of other comprehensive loss and a decrease of income tax expense of $3,393,000 for the year ended December 31, 2008.

iii)
Under Canadian GAAP, before the introduction of CICA 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
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

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment”, (“SFAS 123R”, Codified within ASC 718) for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense between Canadian and U.S. GAAP.

vi)
The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.  In addition, under U.S. GAAP, related financing costs are classified as financing activities.  Accordingly, financing fees charged to net loss would decrease by $3,600,000 for the year ended December 31, 2008 and amortization of financing fees would increase by $126,000 for the year ended December 31, 2009, representing amortization recorded to the income statement since the commencement of production on November 1, 2009.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

b)	Other disclosures

  The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable

	2009	2008
	$	$

Value added tax recoverable	19	241
Other receivables	6,219	2,531

	6,238	2,772

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)	Income Tax Uncertainty

The Company and its subsidiaries file federal income tax returns in Canada, the US, and several other foreign jurisdictions; the Company’s U.S. subsidiaries also file U.S. state tax returns where required by law.  With few exceptions, the Company and its U.S. subsidiaries are no longer subject to Canadian federal, U.S. federal, state and local examinations by the tax authorities for years prior to 2005.  The Company’s subsidiaries in other foreign jurisdictions, with few exceptions, are no longer subject to examination by the respective authorities for years prior to 2003.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2009
$

Opening balance	347
Increases based on tax positions related to the current year	2,803

3,150

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

iii)	Recently Adopted Accounting Standards

•
In December 2007, FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”, Codified within ASC 810), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non-controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R (Codified within ASC 805).

The statement is effective for periods beginning on or after December 15, 2008.  We did not enter into a business combination during the year ended December 31, 2009; therefore, the adoption of SFAS 141R on January 1, 2009 did not have a material effect on the company’s results of operations or financial position.

•
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and United States GAAP difference on all balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements, resulting in an increase of $2,813,000 in other property, plant and equipment, a decrease of $29,425,000 in long-term convertible note, an increase of $5,145,000 on deficit, a $37,383,000 increase in value assigned to convertible debt as at January 1, 2009.

•
In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock” (Codified within ASC 815).  The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Issue is effective for periods beginning on or after December 15, 2008.  The effect of adopting this EITF on January 1, 2009 did not have a material effect on the company’s results of operations or financial position.

•
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (“SFAS 165”, Codified within ASC 855). The statement is effective for financial statements ending after June 15, 2009.  SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact our consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In June 2009, FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”, Codified within ASC 105).  SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this standard did not impact our consolidated financial statements

iv)	Impact of Recently Issued Accounting Standards

•
In August 2009, FASB amended SFAS 157 (Codified within ASC 820).   The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability.  The amended standard also clarifies the application of certain valuation techniques.  This standard is effective for interim and annual periods beginning after August 26, 2009.  The Company is currently assessing the potential impact, if any, on its consolidated financial statements.

•
In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R” (“SFAS 167”, not yet included in Codification).  SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments.  SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”, not yet included in Codification). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

20	SUBSEQUENT EVENTS

(a)  In February 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,619,000, net proceeds were approximately $107,770,000.

(b) We completed the sale of our Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) on February 26, 2010 for total consideration of $14,250,000 (C$15,000,000), including $7,125,000 (C$7,500,000) payable in common shares of Silvercorp, for an estimated after tax gain of $12,100,000.

-   END OF FINANCIAL STATEMENTS  -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc. (Company)
By: /s/ A.E. Michael Anglin A.E. Michael Anglin, Interim President & Director
Date: March 31, 2010

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

Date:               March 31, 2010

/s/ A.E. Michael Anglin
A.E. Michael Anglin
Interim President and Chief Executive Officer

- 154/155 -

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

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:              March 31, 2010

 /s/ Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO

- 156/157 -

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2010

/s/ A.E. Michael Anglin
A.E. Michael Anglin
Interim President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2010

 /s/ Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO