Form 20-F/A
period 2009-12-31
SILVER STANDARD RESOURCES INC
filed 2010-04-01
CIK 921638

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
 ☐ Yes  ☐ No

- ii -

EXPLANATORY NOTE

The purpose of filing this Amendment No. 1 to the Annual Report on Form 20-F of Silver Standard Resources Inc. for the year ended December 31, 2009 is to amend certain typographical errors contained in Part I, Item 6B. “Compensation”, in the table on page 117 “Incentive Plan Awards – Value Vested or Earned During the Year” under the column titled “Option-based awards – Value vested during the year.”  Except as described above, no other changes have been made to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on March 31, 2010, but for the convenience of investors, the whole report on Form 20-F has been refiled as part of this Amendment No. 1.  Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update the information in any Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

- iii -

- iv/v -

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

- vi -

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

 - vii -

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

 - viii -

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

- x -

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

- xi -

sericite - a fine-grained variety of mica occurring in small scales, especially in schists.

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

  - xii -

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

(2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term.
(3)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on December 16, 2010 and have a ten year term.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Robert A. Quartermain	153,207(1) 600,378(2)	N/A	-
Tom S.Q. Yip	120,076(2)	N/A	60,967
George N. Paspalas	480,302(2)	N/A	190,280
Joseph J. Ovsenek	91,924(1) 480,302(2)	N/A	131,320
Kenneth C. McNaughton	57,453(1) 200,118(2)	N/A	70,041

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
Date: April 1, 2010

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

Date:               April 1, 2010

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

Date:              April 1, 2010

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

Date:  April 1, 2010

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

Date:  April 1, 2010

 /s/ Tom S.Q. Yip
Tom S.Q. Yip
Vice President, Finance and CFO