Form 20-F
period 2010-12-31
SILVER STANDARD RESOURCES INC
filed 2011-03-31
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from ______________________ to _______________________

Commission file number 0-26424

SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

___________________________________
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

Guy Davis, 604-689-3846, gdavis@silverstandard.com
604-689-3847, 1400 – 999 West Hastings Street, Vancouver, BC V6C 2W2 Canada
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report. 79,665,041

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ x ]  Yes [    ]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[    ]  Yes [ x ]  No

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
[ x ]  Yes [    ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[    ]  Yes   [    ]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ x ]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]	Other	[ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
[    ] Item 17   [ x ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[     ]  Yes [ x ]  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[     ]  Yes   [     ]  No

- ii -

- iii -

- iv -

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

  uncertainty of production and cost estimates for the Pirquitas Mine;

  uncertainty of future production at our mineral exploration properties;

  risks and uncertainties associated with new mining operations, including start-up delays and operational issues;

  risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

  commodity price fluctuations;

  our history of losses and expectation of future losses;

  recent market events and conditions;

  risks related to general economic conditions;

  risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

  differences in U.S. and Canadian practices for reporting mineral resources and reserves;

  risks and uncertainties relating to the interpretation of, and statistical inferences drawn from drill results and sampling, and the geology, grade and continuity of our mineral deposits;

  unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

  risks related to governmental regulations, including environmental regulations;

- v -

  risks related to the delay in obtaining or failure to obtain required land access agreements and permits, or non-compliance with land access agreements and permits we have obtained;

  increased costs and restrictions on operations due to compliance with environmental laws and regulations;

  regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change, could result in increased operating costs;

  risks related to reclamation activities on our properties;

  uncertainties related to title to our mineral properties and surface rights;

  risks related to political instability and unexpected regulatory change;

  our ability to successfully acquire additional commercially mineable mineral rights;

  currency fluctuations;

  increased costs affecting the mining industry, including risks associated with inflationary pressures in countries where we explore properties, develop projects or operate mines;

  increased competition in the mining industry for properties, qualified personnel and management;

  risks related to some of our directors’ and officers’ involvement with other natural resource companies;

  our ability to attract and retain qualified management to grow our business;

  risks related to estimates of future income tax assets and liabilities;

  risks related to claims and legal proceedings;

  our ability to maintain adequate internal control over financial reporting;

  our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code; and

  the ability to monetize the full value of our interest in Pretium Resources Inc.

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

- vi -

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

Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in this Annual Report. For a detailed description of each of the non-GAAP measures used in this Annual Report, please refer to the discussion under Item 5.B. “Liquidity and Capital Resources” – “Non-GAAP Financial Performance Measures”.

In this Annual Report, we use the following non-GAAP financial performance measures: “Production cost per ounce”, “Cash operating cost per ounce” and “Total cost per ounce”. Production cost per ounce is used as a measure of cash production costs incurred directly at the mine before any deductions related to concentrate sales. This measure is used by management to measure the performance of plant and mill operations and we believe it is a useful measure to investors during our early stages of production. This measure is then adjusted for various sales-related, royalty and tax deductions to arrive at cash operating cost per ounce. This measure is commonly used within the industry and we believe provides investors with valuable information regarding our performance.

- vii -

Cash operating cost is aggregated with depletion, depreciation and amortization to arrive at the total cost per ounce, which provides investors with the total cost of producing an ounce of silver, which we believe to be a valuable measure for determining our future profitability. The inclusion of these measures are meant to provide additional information; however, these should not be used as a substitute for performance measures in accordance with GAAP as these are not necessarily standard and many differ among companies within the industry.

For additional information related to these non-GAAP performance measures, please refer to Item 5.B. “Liquidity and Capital Resources” – “Non-GAAP Financial Performance Measures”.

- viii -

GLOSSARY OF GEOLOGICAL TERMS
DEFINITIONS AND ABBREVIATIONS

alteration - usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

breccia - rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

claim - that portion of public mineral lands, which a party has staked or marked out in accordance with federal, provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

cut-off grade - the minimum grade of mineralization that delimits mineralization that has a reasonable prospect of economic extraction from mineralization that does not have a reasonable prospect of economic extraction.

deposit - a natural occurrence of a useful mineral of sufficient extent and degree to warrant exploitation.

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

Table No. 1
Selected Financial Data
(expressed in thousands of U.S. dollars, except per share and number of shares data)
		Year ended	Year ended		Year ended		Year ended		Year ended
		Dec 31, 2010	Dec 31, 2009		Dec 31, 2008		Dec 31, 2007		Dec 31, 2006
1.	Revenues	$112,256	$5,442		Nil		Nil		Nil

2.	Earnings (Loss) for year(1)	$346,239	($13,193)		($5,946)		($33,965)		$14,115

3.	Earnings (Loss) per common share(1)	Basic: $4.44 Diluted: $4.42	($0.19 ($0.19	) )	($0.09 ($0.09	) )	($0.55 ($0.55	) )	$0.24 $0.24

4.	Total assets	$1,262,017	$749,925		$567,905		$504,851		$404,199

5.	Net Assets	$1,031,772	$537,186		$389,597		$460,531		$374,642

6.	Long term obligations and redeemable preferred shares(2)(3)	$118,203	$110,739		$104,046		Nil		Nil

7.	Share capital	$671,542	$538,700		$389,655		$386,597		$370,196

		Year ended	Year ended	Year ended	Year ended	Year ended
		Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
8.	Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

9.	Number of shares	79,665,041	71,964,708	62,755,547	62,569,447	61,646,120

(1)	All of our operations are continuing.
(2)	No preferred shares have been issued.
(3)	Excludes asset retirement obligations.

The selected financial data is presented in Table No. 1 above and in the financial statements in accordance with generally accepted accounting principles (“GAAP”) prevailing in Canada as of the dates shown.

The selected financial data under U.S. GAAP for the above periods is indicated below in Table No. 2:

Table No. 2
Selected Financial Data
(expressed in thousands of U.S. dollars, except per share and number of shares data)
		Year ended	Year ended		Year ended		Year ended		Year ended
		Dec 31, 2010	Dec 31, 2009		Dec 31, 2008		Dec 31, 2007		Dec 31, 2006
1.	Revenues	$112,256	$5,442		Nil		Nil		Nil

2.	Earnings (Loss) for year(1)	$344,818	($47,909)		($29,768)		($68,143)		($10,340)

3.	Earnings (Loss) per common share(1) – basic & diluted	Basic: $4.42 Diluted: $4.40	($0.70 ($0.70	) )	($0.47 ($0.47	) )	($1.10 ($1.10	) )	($0.18 ($0.18	) )

4.	Total assets	$991,270	$482,429		$348,554		$260,545		$229,258

5.	Net Assets	$801,536	$306,488		$192,581		$241,782		$222,652

6.	Long term obligations and redeemable preferred shares(2)(3)	$118,203	$110,739		$104,046		Nil		Nil

7.	Share capital	$670,592	$537,750		$388,705		$385,647		$369,247

8.	Cash dividends per common share	Nil	Nil		Nil		Nil		Nil

9.	Number of shares	79,665,041	71,964,708		62,755,547		62,569,447		61,646,120

(1)	All of our operations are continuing.
(2)	No preferred shares have been issued.
(3)	Excludes asset retirement obligations.

Reference is made to note 21 to the consolidated financial statements for a description of material differences between Canadian and U.S. GAAP.

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars ($). In this Annual Report, all references to “$” refer to U.S. Dollars, all references to “C$” refer to Canadian Dollars and all references to “A$” refer to Australian Dollars.

Table No. 3 below sets out the rate of exchange for the Canadian dollar at December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, the average rates for each period, and the range of high and low rates for each period. Table No. 4 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the Bank of Canada’s nominal noon exchange rate. The tables set out the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate in Table No. 3 means the average of the exchange rates on the last day of each month during the period.

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years
	Average	High	Low	Close
Fiscal Year Ended December 31, 2010	1.03	1.08	0.99	0.99
Fiscal Year Ended December 31, 2009	1.14	1.31	1.03	1.05
Fiscal Year Ended December 31, 2008	1.07	1.30	0.97	1.22
Fiscal Year Ended December 31, 2007	1.07	1.19	0.92	0.99
Fiscal Year Ended December 31, 2006	1.13	1.17	1.10	1.17

Table No. 4
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months
	September	October	November	December	January	February
High	1.06	1.04	1.03	1.02	1.01	1.00
Low	1.02	1.00	1.00	0.99	0.98	0.97

On March 28, 2011, the exchange rate of Canadian dollars into United States dollars, based on the nominal noon rate for U.S. dollars reported by the Bank of Canada, was $1.00 equals C$0.98.

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

We have prepared estimates of future production, operating costs and capital costs for the Pirquitas Mine. We cannot give any assurance that such production or cost estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The Pirquitas Mine is currently our only mineral property in production.

The Pirquitas Mine is currently our only mineral property in production. The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

  the availability and cost of skilled labor and mining equipment;

  the availability and cost of appropriate smelting and refining arrangements;

  the need to obtain and retain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities;

  potential increases in cost structures due to changes in the cost of fuel, power, materials and supplies; and

  the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities.

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

We are a company transitioning from exploration and development to production and have only in 2010 started generating significant revenue from operations. Other than the Pirquitas Mine, which achieved commercial production on December 1, 2009, all of our properties are in the exploration stage. With the exception of our Pitarrilla and San Luis Projects we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties, and we may need to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control, including:

  the metallurgy of the mineralization forming the mineral deposit;

  market fluctuations for metal prices;

  the proximity and capacity of natural resource markets and processing equipment; and

  government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have recently secured a significant cash balance following the sale of the Snowfield and Brucejack properties, however we currently still generate limited operating cash flows, and must primarily finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our production, exploration and development activities, if any, will depend on our ability to generate sufficient operating revenue from the Pirquitas Mine and obtain additional external financing. Any unexpected costs, problems or delays during the early stages of production at the Pirquitas Mine could severely impact our ability to generate cash flows from production at the Pirquitas Mine and continue our exploration and development activities.

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

Due to our history as an exploration focussed company, we have a history of losses. Despite recording significant earnings in 2010 following the gain on sale of our Snowfield and Brucejack properties, we still incurred underlying losses, and incurred a loss of $13.2 million for the year ended December 31, 2009, and $5.9 million for the year ended December 31, 2008.

We expect the Pirquitas Mine to start generating sufficient revenues to fund continuing operations, however we may still continue to incur losses, and the exploration and development of our other mineral properties will still require the commitment of substantial financial resources that may not be available.

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

  continued recessionary pressures could adversely impact demand for our production;

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

Recoverability of the investment in Pretium

Following the sale of the Snowfield and Brucejack properties to Pretium Resources Inc. (“Pretium”) we have a significant continuing ownership interest of approximately 40%. We will significantly rely on the performance of that company, the market performance of Pretium’s common shares and the liquidity of the market for those shares, in realizing the full value of the previous transaction. This may reduce our ability to execute our strategy and fund planned exploration and development opportunities.

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

Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus or any applicable Prospectus Supplement, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

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

  unusual or unexpected geological formations;

  metallurgical and other processing problems;

  metal losses;

  environmental hazards;

  power outages;

  labor disruptions;

  industrial accidents;

  periodic interruptions due to inclement or hazardous weather conditions;

  flooding, explosions, fire, rockbursts, cave-ins and landslides;

  mechanical equipment and facility performance problems; and

  the availability of materials and equipment.

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

  environmental protection;

  the management and use of toxic substances and explosives;

  the management of natural resources;

  the exploration of mineral properties;

  exports;

  price controls;

  taxation and mining royalties;

  labor standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

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

  control dispersion of potentially deleterious effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

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

We have entered into supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Mine to integrated mining and smelting companies. There is no assurance that in the future, where necessary, we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

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

  political instability and violence;

  war and civil disturbance;

  labor unrest;

  expropriation or nationalization;

  changing fiscal regimes and uncertain regulatory environments;

  fluctuations in currency exchange rates;

  high rates of inflation;

  changes to royalty and tax regimes, including the elimination of tax exemptions;

  underdeveloped industrial and economic infrastructure; and

  the unenforceability of contractual rights and judgments.

Currently, Argentina, where our operating Pirquitas mine is located, is experiencing high rates of inflation, causing upward pressure on labor costs.

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

  establish ore reserves through drilling and metallurgical and other testing techniques;

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

We maintain our bank accounts primarily in U.S. and Canadian dollars and Argentine Pesos. Our revenues are in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Canada, Chile, Mexico or other countries where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. With the operation of the Pirquitas Mine, our costs denominated in the currency of Argentina have increased over past levels, and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the Canadian dollar against the U.S. dollar will result in a loss on our books to the extent we hold funds in Canadian dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

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

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. Currently, John Smith, our Chief Executive Officer, and Tom Yip, Vice President, Finance and Chief Financial Officer, both serve as directors of Pretium, and, as of the date of this Annual Report, we own over 40% of Pretium’s outstanding common shares. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

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

During our five most recent fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Risks Related to our Common Shares

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

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

Our head office and registered and records office is located at: Suite 1400 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2. The contact person is Guy Davis, Assistant Corporate Secretary and Corporate Counsel. The telephone number is (604) 689-3846; the facsimile number is (604) 689-3847.

In February 2010, we completed the sale of all of our interest in the Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”). See Item 4.B - “Business Overview – Mineral Properties – Silvertip Project”.

In December 2010, we completed the sale of our 100% interest in the Snowfield Project and Brucejack Project to Pretium. See Item 4.B – “Business Overview – Mineral Projects – Snowfield Project and Brucejack Project”.

On February 28, 2011, we entered into a letter agreement with Esperanza Resources Corp. (“Esperanza”) to purchase all of Esperanza’s remaining interest in the San Luis project. Upon closing of the transaction, which is scheduled for April 30, 2011, we will own 100% of the San Luis project, subject to a 1% net smelter returns royalty. See Item 4.B – “Business Overview – Mineral Projects – San Luis Project”.

On March 23, 2011, Pretium Resources Inc. filed a preliminary prospectus in connection with a proposed sale by us of a portion of our equity interest in Pretium. The number of Pretium common shares that we will sell and the price at which we will sell such shares, are not determined as of March 28, 2011, and will be determined based on marketed efforts by the underwriters in connection with the proposed offering. The offering is subject to customary conditions, including receipt of all necessary regulatory approvals, and is scheduled to close in early April, 2011.

The information contained in this Annual Report is current as at December 31, 2010, other than where a different date is specified.

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

We are a silver resource company that has assembled a portfolio of silver dominant projects since 1994. Certain of our projects also contain significant gold resources. Our properties are located in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We continue to explore for, and acquire, if warranted, silver properties throughout the world. We are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other mineral projects and project pipeline. None of our properties, other than the Pirquitas Mine, are currently beyond the advanced exploration stage. A commercially viable mineral deposit may not exist on any of our exploration stage properties, and further exploration work may be required before a final evaluation as to the economic and legal feasibility of any property is determined. See Item 3.D – “Risk Factors”.

In addition to the Pirquitas Mine located in the Province of Jujuy, Argentina, we have several mineral projects: a 70% interest (which may be increased to 80% by funding certain expenditures) in the San Luis Project in the Ancash Department, Peru; the Pitarrilla and San Agustin Projects in Durango State, Mexico; and the Diablillos Project in Salta Province, Argentina. We have a large portfolio of mineral properties: the Berenguela Project in Peru; the Nazas Project in Durango State, Mexico; the Challacollo Project in Chile; the Candelaria Mine Project in west central Nevada, U.S.A.; a 55% interest in the Maverick Springs Project in northern Nevada, U.S.A., (representing all of the silver resources hosted in the project); the Bowdens Project in New South Wales, Australia; the Sunrise Lake Deposit in the Northwest Territories, Canada and the Veta Colorada Project in Chihuahua State, Mexico. Included in our mineral property projects is the San Marcial Project in Mexico, which is currently optioned to a third party (see Item 4.B -“Business Overview - Mineral Properties”). In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In addition, we have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, which are not described above.

In February 2010, we sold the Silvertip Project in northern British Columbia, Canada. See Item 4.B –“Business Overview – Mineral Properties – Silvertip Project”. In December, 2010, we sold all of our interest in the Snowfield Project and Brucejack Project in northern British Columbia to Pretium Resources Inc. In addition to receiving C$228 million in gross cash proceeds, we retained a 42.3% equity interest in Pretium. See Item 4.B – “Business Overview – Mineral Projects – Snowfield and Brucejack Projects”.

On February 28, 2011, we entered into a letter agreement with Esperanza, pursuant to which we have agreed to purchase Esperanza’s remaining interest in the San Luis Joint Venture for the following consideration:

  C$17 million payable on closing;

  the transfer to Esperanza of the 6,459,600 shares in Esperanza that we currently own; and

  a royalty equal to 1% of the net smelter returns on property, subject to the joint venture agreement.

On completion of the transaction, we will own 100% of the San Luis project, subject to the 1% net smelter returns royalty granted to Esperanza. The transaction is scheduled to be completed on or before April 30, 2011, and is subject to customary securities and other regulatory approvals.

Marketing

The Company began production at its Pirquitas Mine effective December 1, 2009, and prior to that produced only minimal amounts of silver. The Pirquitas Mine produced 6.3 million ounces of silver in 2010 and began producing zinc concentrates in the third quarter of 2010.

The Company began marketing concentrate during 2009 and, due to the early stage and variability of production in 2009 and throughout the first nine months of 2010, the Company markets its concentrate to a single trading counterparty. Sales of concentrate to this company amounted to 100% of total metal sales in 2010. Generally, the loss of a single trading counterparty would not adversely affect the Company due to the liquidity of the markets and the availability of alternative trading counterparties. There were no sales of zinc concentrates in 2010; the zinc concentrate sales will commence in 2011.

During 2011, the Company intends to review various marketing alternatives from a geographically diverse group of third party smelters and refiners, as we optimize our silver and zinc production. There were no sales of silver concentrate to third-party smelters for the year ended December 31, 2010. In the future, the loss of any one smelting and refining client may have a material adverse effect on the Company if alternate smelters and refiners are not available. The Company believes there is sufficient global capacity available to address the loss of any one smelter.

Silver Prices

The Company’s operating results will be substantially dependent upon the world market prices of silver. The Company has no control over silver prices, which can fluctuate widely. Silver traded between $30.70 and $15.14 per ounce during 2010 as reported on the London Metal Bulletin.

Mine Safety Disclosure

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2010, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

Operating Mine

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

  the payment at closing of $3,000,000 in cash; and

  the issuance of a $1,340,000 convertible debenture, with a term of one year, an exercise price of C$5.80 per share and an interest rate of 10% per annum.

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

In December 2009, the Pirquitas Mine achieved production status and in 2010, produced 6.3 million ounces of silver.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in the Federal Court of Jujuy Province for the repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. The court granted an order effective September 29, 2010 to cease payment of the export duty pending the court’s determination of the legality of export duty. Up to December 31, 2010 the Pirquitas mine has paid $6,646,000 in export taxes on concentrate sales and accrued for an additional $3,095,000 since we received the order to cease payment. The export tax expense has been recorded within cost of sales until a resolution is reached, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the full amount.

Mineral Projects

San Luis Project

On March 22, 2005, we entered into an agreement with Esperanza Silver Corp. (“Esperanza”) for the evaluation of mineral prospects in central Peru. Under the evaluation agreement,

  we agreed to contribute $300,000; and

  Esperanza agreed to contribute $200,000 and certain know-how;

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

In August 2005, Esperanza advised us of the acquisition of certain mineral concessions, known as the San Luis Project, as the result of an evaluation program carried out under the evaluation agreement. On September 6, 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis Project (the “San Luis Joint Venture”) on the terms set out above and elected to increase our interest in the joint venture to 55% by funding the first $500,000 in exploration expenditures. During 2006, we earned a 55% interest in the joint venture and commenced incurring $1.5 million in exploration expenditures with Esperanza in proportion to our respective interests in the joint venture. In March 2006, we received notice from Esperanza that the joint venture had incurred $1.5 million in exploration expenditures on the San Luis Project. Following receipt of the notice, we elected to increase our interest in the San Luis Joint Venture to 70% by paying all costs required to be incurred to complete a feasibility study. In June 2010, we completed a feasibility study, and accordingly our interest automatically increased to 70%.

On February 28, 2011, we entered into a letter agreement with Esperanza, pursuant to which we have agreed to purchase Esperanza’s remaining interest in the San Luis Joint Venture for the following consideration:

  C$17 million payable on closing;

  the transfer to Esperanza of the 6,459,600 shares in Esperanza that we currently own; and

  a royalty equal to 1% of the net smelter returns on property, subject to the joint venture agreement.

On completion of the transaction, we will own 100% of the San Luis project, subject to the 1% net smelter returns royalty granted to Esperanza. The transaction is scheduled to be completed on or before April 30, 2011, and is subject to customary securities and other regulatory approvals.

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

  $5,000 in cash following the staking of the property;

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

  $1,000,000 payable in cash on closing;

  $500,000 payable in cash on December 31, 2001;

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

  $5,000 in cash following the staking of the property (paid);

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

  issue to us:

    500,000 shares of Geologix following the signing of the agreement (issued); and

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

  pay us in respect of the silver resource:

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

  pay us in respect of the gold resource:

    $15 per ounce of gold resource, if the price of gold was less than or equal to $750 per ounce; or

    $20 per ounce of gold resource, if the price of gold is greater than $750 per ounce; less:

    exploration expenditures incurred, up to a maximum of $2,000,000; and

    the value of the shares of Geologix issued to us to maintain the option described above; and

  grant us a royalty of 2.5% of net smelter returns applicable to all minerals produced from the San Agustin Project, that were not within the estimate of the silver resource and gold resource, up to a maximum of 2 million ounces of gold equivalent.

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

We currently own a 100% interest in the San Agustin Project, subject to the above described finder’s fee capped at $500,000.

Snowfield Project and Brucejack Project

On December 21, 2010, we completed the sale of our 100% interest in the Snowfield Project and Brucejack Project located in northern British Columbia, Canada to Pretium Resources Inc. (“Pretium”), a newly formed company which completed its initial public offering (“IPO”) concurrently with the closing of the sale, for the following consideration:

  $211.3 million in gross cash proceeds;

  32,537,833 common shares in Pretium, representing a 41.3% interest of the outstanding shares as of the closing of the transaction; and

  a non-interest bearing promissory note issued by Pretium in the principal amount of $39.1 million, automatically convertible into common shares of Pretium at a conversion rate of C$6 per share 40 days after closing, to the extent not repaid by Pretium.

On January 6, 2011, the underwriters in connection with the IPO of Pretium, exercised in part the over-allotment option granted to them in connection with the IPO. Pursuant to the terms of the promissory note, we received an additional $16.7 million. On January 31, 2011, the balance of the promissory note was automatically converted into an additional 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion, our ownership interest in Pretium increased to 42.31% .

We no longer hold any interest in the Snowfield Project or the Brucejack Project, other than indirectly through our ownership of 42.31% of Pretium’s outstanding shares.

On March 23, 2011, Pretium Resources Inc. filed a preliminary prospectus in connection with a proposed sale by us of a portion of our equity interest in Pretium. The number of Pretium common shares that we will sell and the price at which we will sell such shares, are not determined as of March 28, 2011, and will be determined based on marketed efforts by the underwriters in connection with the proposed offering. The offering is subject to customary conditions, including receipt of all necessary regulatory approvals, and is scheduled to close in early April, 2011.

Mineral Properties

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

  issue 17,500 of our common shares to SOMINBESA (issued);

  substantially complete an exploration program on the Berenguela Project (completed); and

  cause a silver resource estimate (the “Berenguela Resource Estimate”) for the Berenguela Project to be prepared using all existing data, including data generated in the exploration program (prepared).

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

On March 31, 2004, we also entered into a funding agreement with Fossores, under which Fossores agreed to provide us with:

  all the data in Fossores’ files concerning the Berenguela Project;

  a computerized index of the data;

  the metallurgical processes that can be used to recover the silver resources from the Berenguela Project; and

  a pre-feasibility study that presents an economically viable plan for the development of the Berenguela Project, including silver recovery.

Under the funding agreement, we agreed to pay Fossores:

  $20,000 on execution of the Berenguela option agreement (paid);

  $180,000 following acceptance for filing of the Berenguela option agreement by the TSX Venture Exchange (paid); and

  on exercise of the Berenguela option agreement:

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

We currently have a 100% interest in the Berenguela Project, subject to a royalty of 2% of net smelter returns on copper produced from the project capped at $3.0 million.

Nazas Project

The Nazas Project comprises three contiguous properties located in the Mexican state of Durango, being the Yerbabuena claim group, the San Rafael claim group and the Navidad property.

Under the terms of a purchase agreement with Camino Minerals Corporation (“Camino”) dated March 18, 2010, we acquired from Camino the Yerbabuena claim group, which consists of four (4) mineral concessions. Two of the concessions (Ampliacion Nazas and Nazas 5) were held 100% by Camino, and the other two concessions (Nazas and Nazas 3) were held by Camino subject to an agreement dated July 11, 2003 (the “LCI Agreement”) with La Cuesta International, S.A. de C.V. (“LCI Mexico”), the wholly owned Mexican subsidiary of La Cuesta International, Inc. (“LCI”).

Pursuant to the purchase agreement, we are required to make the following payments to Camino:

  $250,000 payable on signing of the agreement (paid); and

  $250,000 payable on the one-year anniversary of the signing of the agreement (paid).

Having made the payments under the purchase agreement with Camino and therefore acquiring the Yerbabuena property, we are now required to make payments to LCI Mexico pursuant to the terms of the LCI agreement. According to this agreement, we are required to pay LCI Mexico $15,000 twice per year for as long as we maintain the Nazas and Nazas 3 claims in good standing. If we fail to maintain the Nazas and Nazas 3 claims in good standing, the ownership of such claims will revert back to LCI Mexico. In addition, if metal production is realized from either or both of the Nazas and Nazas 3 concessions, we would be required to pay to LCI Mexico a production royalty equal to 2% of net smelter returns, or $25,000 per calendar year, whichever is greater. Pursuant to the LCI Agreement, we may purchase the preproduction payment and 2% net smelter returns royalty from LCI Mexico for $2,000,000.

We own 100% of the two concessions (the San Rafael and San Rafael 2 claims) comprising the San Rafael property, subject to the terms of a Consulting and Finder’s Fee Agreement between us and LCI dated May 1, 2002, as amended. Pursuant to this agreement, we are required to pay LCI, on a semi-annual basis, a payment equal to 2% of direct exploration expenditures incurred by us, or $5,000, whichever is greater for as long as we maintain the property in good standing. We are also required to pay to LCI a 0.25% net smelter returns royalty on all gold, silver and all other valuable metals produced from these concessions. We may purchase from LCI the pre-production payments and production royalty for $2,000,000.

We entered into an option to purchase agreement with Minerales y Productos Metalurgicos S.A. de C.V (“MPM”) on April 26, 2010 in respect of the 25 concessions comprising the Navidad property. Pursuant to this agreement, we can exercise the option to acquire the property by making staged cash payments to MPM totalling $5,000,000 over a period of 36 months from the date of the agreement. Included in these staged payments are all payments to various governmental agencies in Mexico for maintenance of the concession licenses. In addition, under the agreement, MPM retains the right to mine any and all mineral bodies in which the industrial mineral fluorite constitutes greater than 90% of the potential ore. We can purchase MPM’s right to mine fluorite from the Navidad property for $1,000,000.

We currently own 100% of the Nazas Project, subject to the following:

  The pre-production payments and 2% net smelter returns royalty on the Nazas and Nazas 3 concessions payable to LCI Mexico, which we may purchase at any time for $2,000,000;

  The pre-production payments and 0.25% net smelter returns royalty on the San Rafael and San Rafael 2 claims payable to LCI, which we may purchase at any time for $2,000,000; and

  Our option to acquire the Navidad property by making $5,000,000 in aggregate payments to MPM, and the right granted to MPM to mine for fluorite on the Navidad property.

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

At the date of this Annual Report, we have a 100% interest in the Challacollo Project, subject to:

  a 2% production royalty capped at $850,000; and

  a 2% production royalty increasing to 3% once the above 2% royalty is fully paid, which may be purchased for $1,500,000 at any time.

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

  payment to Kinross Gold of $65,834;

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

Under the terms of the purchase agreement, Kinross Gold was responsible for completing the reclamation of the mine (including the seeding of certain parts of the property), and we agreed, among other things, to assume all liabilities, including environmental monitoring, relating to the mine following the completion of reclamation by Kinross Gold. Kinross Gold completed the reclamation of the Candelaria mine in 2003. With the completion of the reclamation of the mine by Kinross Gold, we are responsible for the establishment of plant growth on the property. In the event the seeding by Kinross Gold on the property does not result in sufficient plant growth, we will be required to reseed the property at an estimated cost of $0.3 million; and, if reseeding does not establish sufficient plant growth, we will be required to place a soil cap on the heap leach pads at an estimated cost of $0.75 million. In addition, on reclamation of the mine, we were required to monitor the water quality of leach pad drainage at a total estimated cost of $25,500 over a five year period (completed).

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

  payment of $15,000 on October 1, 2002 (paid);

  payment of $50,000 on October 1, 2003 (paid);

  payment of $100,000 on each October 1st thereafter (paid up-to-date);

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

In order for Vista and VNC to exercise their option from Newmont, they were required to:

  pay Newmont $250,000 in cash (paid);

  reimburse Newmont for 2003 federal maintenance fees of $37,300 (paid);

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

We currently have a 55% interest in the Maverick Springs Project, representing all of the silver resources hosted in the project, subject to the net smelter returns royalties payable to the property owner and Newmont as described above.

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

We currently own a 100% interest in the Sunrise Lake Deposit, subject to a 5% net profits interest royalty on claims comprised in the Sunrise Lake Deposit.

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

We currently own a 100% interest in the Veta Colorada Project, subject to a 1% net smelter returns royalty payable to the vendors.

San Marcial Project

In January 2002, we acquired from Gold-Ore Resources Ltd. (“Gold-Ore”) an option to acquire up to a 100% interest in Gold-Ore’s option to acquire the San Marcial Project located in Sinaloa State, Mexico. Under the terms of the option:

  we could earn a 50% interest by:

    making cash payments totaling $29,000 by February 4, 2002 (paid); and

    incurring exploration expenditures of at least $175,000 by April 30, 2002 (incurred).

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

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

  we outlined in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 g/t silver cut- off grade, we were to pay to Gold-Ore, in cash or our common shares, at our election, $0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

  the afternoon fix of the price of silver on the London Mercantile Exchange was greater than or equal to $6.50 per ounce for a minimum of 60 consecutive days, we were to pay to Gold-Ore, in cash or our common shares, at our election, $0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 g/t silver cut-off grade.

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

In August 2002, we exercised our option with Gold-Ore to acquire an option to acquire a 100% interest in the San Marcial Project by:

  paying to Gold-Ore $150,000 in cash;

  issuing to Gold-Ore 45,706 common shares in our capital; and

  entering into an option agreement with the owner of the San Marcial Project to acquire a 100% interest in the San Marcial Project on the terms contained in the original option agreement between Gold-Ore and the owner of the project as described above.

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

  issue to us:

    1,000,000 shares of Silvermex following the signing of the agreement (issued);

    1,000,000 shares of Silvermex on or before February 1, 2010 (issued); and

    1,000,000 shares of Silvermex on or before February 1, 2011 (not issued); and

  pay us $100,000 per month commencing 30 days after the commencement of commercial production; and

  incur expenditures of $1,000,000 on the project on or before February 1, 2011.

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

At the date of this Annual Report, we have a 100% interest in the San Marcial Project, subject to:

  paying $100,000 on commencement of commercial production to International American Resources Inc.;

  a 3% net smelter returns royalty payable to Met-Sin Industriales, S.A. de C.V., provided that each 1% of the royalty could be acquired for $600,000; and

  the option granted to Silvermex to acquire the property described above.

In January, 2011, Silvermex requested an extension to the payment of the 1,000,000 shares of Silvermex due on February 1, 2011, which were not issued to us. As of the date of this Annual Report, we are in discussions to re-negotiate certain terms related to the February 1, 2011 Silvermex share issuance.

Silvertip Project

In February 2010, we sold our 100% interest in the Silvertip Project, subject to a 5% net profits interest royalty on certain of the non-core claims comprised in the project, to Silvercorp Metals Inc. Under the Agreement:

  we received a cash payment from Silvercorp of C$7.5 million; and

  we were issued 1.2 million common shares of Silvercorp.

We no longer hold any interest in the Silvertip Project.

Other Properties

Duthie Property

We acquired the Duthie Property in November 1978 for its then known silver reserve, based on the then prevailing price of silver, and functioning mill. The Duthie Property is located 12 kilometers west of Smithers, British Columbia and approximately 1.2 kilometers north of Aldrich Lake. It operated intermittently from 1923 to the mid-1980s. Over much of this period, some hand-picked direct-shipping ore was mined, especially in the early years. Of an estimated 80,000 tons mined, about 59,400 tons were milled. Concentrate shipments totalled 7,144 tons.

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990s, British Columbia adopted legislation which resulted in our becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. The completed study, which defines the most appropriate reclamation option, was submitted to the Province of British Columbia in March, 1998. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2007, 2008, 2009 and 2010, we carried out reclamation work of $526,700, $634,200, $22,500 and $64,300, respectively. In 2011, reclamation work will continue at an estimated cost of $87,500, subject to weather conditions. Remaining reclamation obligations beyond 2011 include constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation beyond 2011 are $935,500 which includes $25,000 per year for 10 years ongoing monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed the mine in production in 1948 and operated the property as a mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants have studied the property and have prepared a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property. In 2006, we submitted the conceptual reclamation plan to the appropriate government agencies for comment. With the finalization of the conceptual reclamation plan, we have estimated the fair value of the liability associated with the reclamation of the property to be $2.7 million. A reclamation permit was issued by the Province of British Columbia in July 2010. Estimated costs for reclamation total $2.7 million with $520,000 estimated expenditures in 2011, including $18,000 for monitoring.

During the years 2006 to 2010, we spent $169,100 completing required reclamation work on the property, which involved the closure of mine workings and preparations for reclamation.

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

We have four (4) significant subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our significant subsidiaries:

Table No. 5
Significant Subsidiaries

	Jurisdiction of Incorporation
Name of Subsidiary	and Incorporation Date	Date Acquired	Our Interest

Reliant Ventures S.A.C.	Peru; October 24, 2002	November 2007	55%(1)

Mina Pirquitas, Inc.	Delaware, USA; September 8, 1994	October 22, 2004	100%(2)

Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%

Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%

(1)

Pursuant to the joint venture agreement between us and Esperanza Resources Corp. (“Esperanza”), we earned a 70% interest in the San Luis Joint Venture by completing a feasibility study in June 2010, and accordingly, have earned the right to increase our ownership of the shares of Reliant Ventures S.A.C. to 70%. On February 28, 2011, we entered into a letter agreement with Esperanza to purchase Esperanza’s remaining interest in the San Luis project. Upon completion of the transaction, we will hold 100% of the shares of Reliant Ventures S.A.C. (see Item 4.B “Business Overview – Mineral Projects – San Luis Project”).

(2)	Formerly known as Sunshine Argentina, Inc. We acquired a 43.4% interest on June 27, 2001 and acquired the remaining 56.6% interest on October 22, 2004.

D.	Property, Plant and Equipment

Operating Mine

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

1995-2003 Sunshine Argentina, Inc. (“Sunshine Argentina”) acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine Argentina’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation drilling from the surface and core drilling from underground. A feasibility study was completed for the project by Sunshine Argentina in 1999-2000.

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

2008-2010 During this time we completed the construction of the Pirquitas mine at a cost of $255 million for the mine equipment and plant facilities plus a further $79 million for capitalized pre-production costs. The Pirquitas mine achieved production status in December 2009, and produced 6.3 million ounces of silver in 2010.

BOLIVIA
PIRQUITAS PROJECT
ARGENTINA
PARAGUAY
BRAZIL
URUGUAY
CHILE
Pacific
Ocean
Atlantic
Ocean
Jujuy
Salta
Formosa
Tucuman
Chaco
Catamarca
Santiago Del Estero
Misiones
Corrientes
La Rioja
Santa Fe
San Juan
Cordoba
Entre Rios
Rosario
San Luis
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Nequen
Mar del Plata
Bahia Blanca
Rio Negro
Chubut
Comodoro Rivadavia
Santa
Gobernador Gregores
Puerto San Julian
Cruz
Rio Gallegos
0 100 200 300
Silver Standard
RESOURCES INC.
PIRQUITAS PROJECT
ARGENTINA
LOCATON MAP
NOV, 2002
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

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in the Federal Court of Jujuy Province for the repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. The court granted an order effective September 29, 2010 to cease payment of the export duty pending the court’s determination of the legality of export duty. Up to December 31, 2010 the Pirquitas mine has paid $6,646,000 in export taxes on concentrate sales and accrued for an additional $3,095,000 since we received the order to cease payment. The export tax expense has been recorded within cost of sales until a resolution is reached, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the full amount.

Permitting

All material permits required to construct and operate the mine are in place.

Production Status

Construction of the mine and all associated infrastructure was completed at the end of 2009. The mine reached production status in December 2009, and produced 1.1 million ounces of silver during that year. In 2010, the mine produced 6.3 million ounces of silver, and we shipped 5.9 million ounces of silver. Our cash production cost per ounce of silver in 2009 and 2010 were $8.98 and $12.16, respectively. After deductions, treatment and refining charges, inventory adjustments, and royalties and export taxes, total cash operating cost per ounce was $18.03 in 2010, compared to $16.57 in 2009 (See Item 5.B. “Liquidity and Capital Resources” – “Non-GAAP Financial Performance Measures”).

In the fourth quarter of 2010, the mill began processing continuous sulphide ore. Production in 2011 is planned to be 8.5 million ounces of silver.

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

Principal Projects

San Luis Project

Location, Access and Infrastructure

The San Luis Project in Peru is a newly discovered high-grade gold-silver project located in the Ancash Department of central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine. We currently hold a 70% interest in the project through our joint venture with Esperanza. Property elevations range from 3,800 to 4,700 meters above sea level. The project can be accessed by two all-weather roads: to the west from Casma, Peru and to the east from Huaraz, Peru. Power will be conducted by on site diesel generation. See the following San Luis Property Location Map.

Land Tenure

The San Luis Project is comprised of 40 mineral concessions covering an area of approximately 33,438 hectares. In order to maintain our rights to these concessions, we are required to pay a mining good standing fee in the aggregate of approximately $98,000 in respect of the concessions to the government of Peru.

History

The veins that form the San Luis Project were discovered in mid-2005 by an Esperanza field crew carrying out an evaluation program under the evaluation agreement between Esperanza and Silver Standard. Following the discovery in mid-2005, Esperanza, as the operator of the San Luis Joint Venture at that time, completed channel sampling of the Ayelén vein, one of the five veins that comprise the project. Channel samples were spaced approximately every 82 feet (25 meters) along the strike length of the Ayelén vein. Based on the results of the channel samples, a diamond drill program was commenced by Esperanza in late 2006. Diamond drilling utilizes a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix with the drill cutting a core of rock which is recovered in long cylindrical sections. Diamond drilling provides a greater degree of information than reverse circulation drilling about the geology of a potential mineral deposit. Reverse circulation drilling utilizes a rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

On April 1, 2007, we assumed the role of operator for the San Luis Joint Venture and continued with the diamond drill program. During 2006, 2007 and 2008, the joint venture completed 33,600 meters of diamond drilling in 154 holes. In 2010, we completed a feasibility study for the development of the San Luis Project.

Geology and Mineralization

At the San Luis Project, gold and silver veins are hosted within Tertiary-age volcanic rocks. Five separate veins have been identified so far with a cumulative strike length of over 5,000 meters. The veins range from several hundreds of meters to over 2,000 meters in length and up to 10 meters or more in width.

Mineralization within the veins is typical of quartz-adularia or low-sulfidation epithermal systems. Vein textures such as well developed banding and multiple brecciation indicate that repeated episodes of gold and silver deposition have occurred in the veins. Early investigations at the San Luis Project suggest that concentrations of precious metals tend to form ore shoots within the veins.

Status

In June 2010, we completed a feasibility study for the development of the project, and in the fall of 2010, we submitted our environmental impact assessment to the Peruvian government. We have also initiated negotiations with the local communities for long-term, land use agreements. On approval of the environmental impact assessment and entering into the land use agreements, we plan on commencing underground exploration and development of the Ayelén vein.

On February 28, 2011, we entered into a letter agreement with Esperanza, our joint venture in the San Luis Project, to purchase all of Esperanza’s remaining interest in the project. See Item 4.B – “Business Overview – Mineral Projects – San Luis Project”.

Reserve Estimates

The following reserve estimates for the San Luis Project were prepared by Steve L. Milne, P.E. of Tucson, AZ, in a technical report dated June 4, 2010, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Table No. 7
Silver Standard Resources Inc.
San Luis Project
Proven and Probable Reserves(1)

	Ore (Tonnes)	Gold Grade (g/t)	Silver Grade (g/t)	Gold (ounces)	Silver (ounces)
Proven	56,000	28.3	604.5	51,000	1,088,000
Probable	447,000	16.7	426.2	240,000	6,125,000
Total Project Reserves	503,000	18.0	446.14	291,000	7,213,000

(1) Reserve estimates are based on metal prices of $800 per ounce of gold and $12.50 per ounce of silver.

Pitarrilla Project

Location, Access and Infrastructure

Our wholly-owned Pitarrilla Project is located in the northern part of the State of Durango, Mexico. The Pitarrilla property is easily accessible year-round and can be reached by traveling along all-weather roads either from San Francisco de Asis or the village of Casas Blancas via the town of town of El Palmito. The required driving time from the city of Durango is about 5 hours (approximately 260 km).

Being situated in a high-desert environment, the climate at Pitarrilla is generally an arid one. The hottest and driest months are from May through July, with day-time temperatures reaching 45°C. The wettest months are August through October, with most of the annual rainfall of some 500 mm coming during this period.

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

History

Consulting geologists P. Durning and F. Hillemeyer of La Cuesta International Inc. (LCI) first recognized the mineral potential at Pitarrilla in 1995 as part of a generative gold exploration program for Monarch Resources Ltd. In 2002, LCI entered into an agreement with SSRI to claim what is now the core area of the current property. Following programs of geological mapping, rock sampling and reverse circulation drilling, the Company reported in October, 2003 the discovery of the Cordon Colorado, Peña Dyke and Javelina Creek mineralized zones. Subsequent diamond drilling campaigns resulted in the discovery of two additional zones of silver mineralization, the South Ridge and Breccia Ridge zones. In the six years following the discovery at Cordon Colorado, the Company drilled 186 reverse circulation boreholes with a combined length of approximately 20,600 meters as well as 365 diamond drill-holes with a total length of approximately 185,700 meters. In addition, a decline ramp was developed underground during 2007 and 2008 in an effort to gain access to the sulphide-associated Ag-Pb-Zn mineralization of the Breccia Ridge Zone. Some 1,350 meters of decline were excavated, but the underground development was halted at the end of 2008 due to the global economic crisis, with the ramp ending short of its target depth.

CHIHUAHUA
CHIHUAHUA
COAHUILA
LA PITARRILLA PROJECT
Mapimi
Rodeo
Nazas
Cuencame
Canatlan
DURANGO
El Salto
Villa Union
Suchil
Mezquital
ZACATECAS
NAYARIT
GRAPHIC SCALE APPROX.
LEGEND
TOLL ROAD
HIGHWAY
DIRT ROAD
RAILROAD
STATE BOUNDARY
CITY/TOWN
LA PITARRILLA PROJECT
LA PITARRILLA PROJECT
LOCATION MAP

Geology and Mineralization

The Pitarrilla silver-zinc-lead deposit is characterized by iron oxide- and sulphide-associated mineralization, which together define a vertically stacked mineralized system centred on an intrusive complex of rhyolitic dikes and sills that constitute the feeder system for a rhyolitic flow-dome. These subvolcanic rocks are estimated to have formed roughly 30 million years ago (Oigocene period) and were emplaced into a sequence of somewhat older (Eocene period) volcaniclastic rocks.

Hundreds of meters below surface, the Eocene volcaniclastic rocks are underlain by folded marine sedimentary strata, mainly siltstones and sandstones, that are believed to be older than 60 million years. A conglomerate formation separates the sedimentary succession from the overlying younger volcanic and volcaniclastic rocks. The sulphide-associated Ag-Pb-Zn mineralization is rooted in the basement sedimentary strata and comprises a vertically extensive zone of disseminated and veinlet-forming Ag-Zn-Pb(-Cu-As-Sb) sulphide mineralization. In addition, replacement-style sulphide mineralization exists stratabound within the conglomerate formation. The sulphide mineralization that forms the Breccia Ridge Ag-Zn-Pb zone extends upwards into the overlying Eocene volcaniclastic strata and into Oligocene rhyolitic sills where it abruptly grades into a laterally more extensive zone of disseminated iron oxide-associated silver mineralization. The Cordon Colorado, Peña Dyke, Javelina Creek and South Ridge silver zones are marked by ubiquitous but minor amounts of iron and manganese oxides that are believed to have formed through the oxidation of disseminated sulphides. The main Ag-Zn-Pb mineralization event is interpreted to have occurred during or relatively soon after emplacement of the Oligocene rhyolitic dome.

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

The Pitarrilla Project Pre-feasibility Study capital cost estimate (CAPEX) was developed with an accuracy of ±25% and is suitable for project evaluation and client budgeting. The CAPEX consists of four main parts: direct costs, indirect costs, contingency, and Owner’s costs. As of April 2009, the CAPEX for the Project is $277 million. The estimate is subject to qualifications, assumptions, and exclusions, as detailed in the Prefeasibility Study. The economic evaluation of the Pitarrilla Project was prepared by Wardrop based on a pre-tax financial model. For the 12-year mine life and 16.7 Mt reserve, the following pre-tax financial parameters were calculated: 10.9% internal rate of return (IRR); 6.2 years payback on $277 million capital; $107.4 million net present value (NPV) at a 5% discount rate. The base case prices supplied by the Company were as follows: silver – $11.00/oz, zinc – $0.70/lb, lead – $0.50/oz. Sensitivity analyses were carried out to evaluate the project economics for 2-year, 5-year, and current metal prices. The financial outcomes for four metal price scenarios were tabulated for NPV, IRR and payback of capital. Discount rates of 10%, 8%, and 5% were applied to all cases identified by the following metal price scenarios: base case, 2-year average, 5-year average, and current prices. The five year average prices for silver, zinc, and lead were $11.16/oz, $0.99/lb and $0.72/lb, respectively. The two year average prices for silver, zinc, and lead were $14.06/oz, $1.01/lb and $1.02/lb, respectively, and the spot prices at the time of the study for silver, zinc, and lead were $14.02/oz, $0.71/lb and $0.77/lb, respectively, The results are presented below:

Summary of Pre-tax NPV, IRR and Payback by Metal Price Scenario

	NPV at Selected Discount Rates
	(Million C$)
				IRR	Payback
Scenario	10%	8%	5%	(%)	(Years)
5-year Average	163.6	214.7	310.5	20.3	3.8
Silver Standard (Base Case)	12.8	45.5	107.4	10.9	6.2
2-year Average	317.9	388.6	521.1	28.9	2.8
Spot	168.7	221.3	320.1	20.4	3.9

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

Table No. 8
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Underground
Probable Mineral Reserve Estimate
(Cutoff Grade(1))

Classification	Tonnes (in millions)	Ag (g/t)	Zn (%)	Pb (%)	Silver (million oz)
Probable	16.7	171	2.57	1.12	91.7

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

Table No. 9
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

Table No. 11
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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.12 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 12
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Open Pit Resource Summary
Indicated and Inferred Mineral Resource Estimate
(Cutoff Grade(1))

Breccia Ridge Open Pit Resource Summary – August 2008

Classification	Tonnes (in millions)	Silver (g/t)	Zinc (%)	Lead (%)	Silver (million oz)
Indicated	105.6	63.6	0.68	0.31	215.8
Inferred	5.5	72.5	0.67	0.24	12.9

(1) The above block model resource estimate is contained in is based on a cut-off grade of 20 grams of silver- equivalent per tonne for underground resources. Silver-equivalent grades were calculated using $11/oz silver, $1.05/lb zinc, $0.75/lb lead and $2.00/lb copper.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 13 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.13 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 13
Silver Standard Resources Inc.
Pitarrilla Project
Other Surface Zones Resource Summary
Measured, Indicated and Inferred Mineral Resource Estimate
(Cutoff Grade(1))

Other Surface Zones Resource Summary – May 2007

Classification	Tonnes (millions)	Silver (g/t)	Silver (million oz)
Measured	27.2	120.6	105.4
Indicated	35.6	112.5	128.7
Inferred	11.3	103.1	37.5

(1)	The above block model resource estimate is contained in the “Technical Report on the La Pitarrilla Property” prepared by James A. McCrea, P. Geo. and filed on www.sedar.com on May 25, 2007.

Diablillos Project

Location, Access and Infrastructure

Our wholly-owned Diablillos Project covers an area of 4,500 ha and is located in the Altiplano of northern Argentina about 160 kilometers southwest of the city of Salta, in the Province of Salta. The property is road accessible from Salta, with the drive requiring about 6 hours. The geographic coordinates at the centre of the property are 25°18' South latitude by 66°50' West longitude. Refer to the following Diablillos Project Location Map.

Land Tenure

The project consists of eight mining leases or “minas” totaling 4,500 hectares, and 2 cateos of 5,567 hectares, and is accessible by gravel road. In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.

History

Discovered in the 1970s, the property was primarily explored from 1988 to 2001. Much of the recent work on the Oculto deposit at the Diablillos Project was complete d by Barrick Gold Corporation (“Barrick”) in 1999 and 2000. The Oculto deposit was initially defined by 17 diamond drill holes totalling 3,010 meters and 79 reverse circulation holes totalling 19,114 meters. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. In 2003, we drilled 20 holes totaling 3,046 meters, chiefly to test geophysical anomalies outside of the Oculto deposit and to test for continuity of several high grade trends within the zone. The peripheral drilling intersected several areas with anomalous values. The drilling within the zone confirmed continuity of the target mineral trends. During 2006, a geological review of the project in preparation for an update of the Barrick pre-feasibility study determined that the previous reverse circulation drilling may have understated the gold and silver values. As a result, an approximately 17,600 meter diamond drilling program in 107 drill holes was completed in 2007 and 2008. The drill program was designed to investigate whether drill results obtained by the previous drilling campaigns understated values and also to test a number of gold targets separate from the Oculto Zone where a re-interpretation of the geology indicates potential for the discovery of new gold zones.

Geology and Mineralization

The gold and silver deposit at the Diablillos Project is interpreted to be an example of the high-sulphidation subgroup of the epithermal class of precious metal deposits. The mineralization is predominantly hosted by volcanic tuffs, breccias and minor flows that have been intensely leached by acidic fluids which rendered these rocks to be highly porous. The acidic fluids that strongly altered the mineralized rocks are believed to have formed by two processes, in part by magmatic vapors reacting with meteoric waters during the primary mineralizing event, and then later by the near-surface oxidation of sulphide mineral grains had been deposited from the deposit-forming hydrothermal fluids. Directly below the sequence of volcanic rocks is a basal conglomerate formation that is contains pebbles and cobbles of older, underlying rocks, including Paleozoic granite and metamorphosed sedimentary rocks. The conglomerate is a particularly important host to the precious metal mineralization, especially zones with higher concentrations of gold, Two main sets of faults have affected the rocks at Diablillos; ENE-WSW trending structures appear to have been important conduits that channeled the hydrothermal fluids which deposited gold and silver, whereas N-S fault structures are interpreted to be younger than the ENE-WSW faults and define a downward-displaced structural block that includes the Oculto deposit.

The bulk of the Oculto gold-silver deposit is hosted by oxidized rocks containing abundant hematite, limonite and jarosite. Gold generally occurs as fine grains of native gold and electrum, while silver is found as fine grains of acanthite (silver sulphide), chlorargyrite (silver halide), matildite (Ag-Bi sulphide) as well as in electrum. Owing to the relatively high grades of gold and silver in the Oculto mineralization and the less than ideal recoveries of these metals by heap-leach processing methods, the Oculto deposit is being considered for a conventional milling and cyanide treatment operation.

Status

We initiated a Preliminary Economic Assessment for the Diablillos Project in 2010 to evaluate the potential for placing the project in production. The results of the PEA are expected to be published in the first half of 2010.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 14 below uses the term “Indicated Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 14
Silver Standard Resources Inc.
Diablillos Project
Indicated Mineral Resource Estimate
($10 RMV Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz in millions)
Indicated	21.6	0.922	111	640,000	77.1

(1)	The cut-off grade is based on $10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz., 40%).

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

Table No. 15
Silver Standard Resources Inc.
Diablillos Project
Inferred Mineral Resource Estimate
(US $10 RMV Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz in millions)
Inferred	7.2	0.807	27	187,000	6.3

(1)	The cut-off grade is based on $10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz., 40%).

San Agustin Project

The San Agustin Project comprises two mineral claims covering an area of approximately 575 hectares and is located approximately 4 kilometers north of the village of San Agustin de Ocampo and approximately 100 kilometers north of the city of Durango in the State of Durango, Mexico. The Company does not hold the surface rights to the property. Infrastructure is located nearby and paved Highway 45 passes 10 kilometers east of the property (refer to the San Agustin Location Map, shown below). In order to maintain our rights to these concessions, we are required to pay mineral license taxes to the Mexican government.

The local geology at San Agustin is dominated by a subvolcanic intrusive complex that was emplaced into a folded and faulted sequence of thinly bedded, fine-grained clastic sedimentary rocks that are believed to be more than 30 million years older than the intrusive rocks. The emplacement of the dacite porphyry intrusive rocks apparently resulted in the dense fracturing and local brecciation of the sedimentary rocks over a broad area, which facilitated the migration of metal-bearing hydrothermal fluids outwards from the intrusive stock into the enclosing sedimentary rocks. These fluids deposited pyrite and lesser amounts of sphalerite as disseminated grains and stringer veinlets in both the intrusive rocks and the fine-grained sedimentary rocks. In subsurface rocks that have not been oxidized, gold generally occurs as minute granules within pyrite grains, while silver is more associated with zinc and lead sulphides. Within 30 meters of surface, most of the rocks have been oxidized, with sulphides being converted to iron oxide minerals. In terms of gold recovery, the oxidized mineralization is more favourable than the sulphide-associated mineralization, especially considering the low-grade nature of the pyritic gold mineralization.

Prior to our acquiring the property, exploration activities that were done on the property in the 1990’s consisted of geological mapping, soil sampling and the drilling of 69 reverse circulation boreholes totaling 10,400 meters which outlined the first gold-silver resource at San Agustin. In early 2004, we completed a reverse circulation drilling program, which totaled 3,890 meters in 24 holes. The assay results of this program, along with the earlier drill holes, were used to calculate a preliminary gold resource.

In 2006, Geologix Exploration (“Geologix”) entered into an option to acquire agreement with us for the San Agustin property. In the following two years, Geologix completed a 175-hole, 40,700 meter diamond drilling program in accordance with the terms of the option agreement (see Item 4.B - “Business Overview – Mineral Properties – San Agustin Project”). At the end of 2008, a mineral resource estimate was completed by Wardrop, a Tetra Tech Company. Two months later, in early 2009, Geologix was unable to meet its option payment obligations as defined by the agreement due to the global financial crisis that was taking place at that time, and as a consequence, the option was terminated. In 2010, we decided to resume our own exploration of the property, completing a program of multi-method geophysical surveying together with some re-logging of drill cores for a re-interpretation of the geological controls on the mineralization that constitutes the gold-silver(-zinc) deposit. Plans are to return to the project in 2011 and carry out another drilling to expand the known resources and to test some of the geophysical anomalies that were outlined by the surveying done in 2010.

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

Table No. 17
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

Snowfield Project

The Snowfield Project is located 65 kilometers north-northwest of Stewart, British Columbia along the eastern limit of the Coast Mountain Range. The simplest access to the project is via Stewart or Bell II, British Columbia by helicopter. The trip is approximately 30 minutes from Stewart and slightly less from Bell II by helicopter, but Stewart has an established year-round helicopter base. Heavy equipment, fuel and camp provisions can be driven along a gravel road in good condition to the Granduc staging site (north-northwest of Stewart) and then flown to Snowfield cutting the helicopter flight time from Stewart in half. See the following Snowfield Project Location Map. The project is adjacent to Seabridge Gold Inc.’s Mitchell Deposit. All essential services are available in Stewart, British Columbia, approximately 70 kilometres to the south. The town supplies most of the commonly needed materials and services for local camps. The towns of Terrace and Smithers are also located in the same general region as the Snowfield Project. Both are directly accessible by daily air service from Vancouver.

The project consists of one mineral claim totaling 1,267.4 hectares 4.89 square miles) and two overlapping placer claims. The mineral claims are in good standing until 2021 and, thereafter, can be maintained in good standing by carrying out additional work on the property or paying a fee to the Government of British Columbia.

During the year, we completed a 17,976-meter diamond drilling program at Snowfield, which was successful in expanding known mineralization to the south and southeast in an area of copper-dominant mineralization (see August 26, September 30 and October 14, 2010 new releases for details). Most of the newly defined mineralization was in areas previously classified as waste in the National Instrument 43-101 compliant Preliminary Assessment completed during the quarter and issued on September 13, 2010. The report, which did not include results from the 2010 drilling program, examined the benefits of a project combining the mineral resource from both Snowfield and the adjacent Brucejack property.

On December 21, 2010, we sold our 100% interest in the Snowfield project (along with the Brucejack project) to Pretium Resources Inc. for aggregate consideration of $442.3 million (C$450.0 million). See 4B – “Business Overview – Mineral Projects – Snowfield Project and Brucejack Project”.

Brucejack Project

The Brucejack Project is located 65 kilometers north-northwest of Stewart, British Columbia along the eastern limit of the Coast Mountain Range. The simplest access to the project is via Stewart or Bell II, British Columbia by helicopter, with the flight requiring about 30 minutes. The helicopter airport in Stewart is operational year-round. Heavy equipment, fuel and camp provisions can be driven from Stewart along a seasonal gravel road to the site of the former mill and airstrip of the Granduc mine, a drive that requires about 90 minutes, where they can be loaded onto a helicopter and then flown into the Brucejack Lake field camp. See the following Brucejack Project Location Map.

The Brucejack Property consists of six mineral claims totaling 3,199.28 hectares in area and one overlapping placer claim. All mineral claims are in good standing until January 31, 2019. Claim ownership is registered to 0777666 B.C. Ltd., a wholly owned subsidiary of Silver Standard. The six mineral claims were converted from 28 older legacy claims to B.C’s Mineral Titles Branch new Mineral Titles Online system in 2005.

During the year we completed a 33,100-meter diamond drilling program that tested a number of gold zones on the property. This drilling campaign was successful in expanding the Bridge Zone, which is host to gold-silver porphyry-style mineralization, as well as expanding the high-grade Galena Hill and West Zones where high-grade gold and silver were first identified in the 2009 drill program.

On December 21, 2010, we sold our 100% interest in the Brucejack project (along with the Snowfield project) to Pretium Resources Inc. for aggregate consideration of $442.3 million (C$450.0 million). See 4B – “Business Overview – Mineral Projects – Snowfield Project and Brucejack Project”.

Mineral Properties

Berenguela Project

The Berenguela silver-copper-manganese project is located in the Altiplano of southern Peru about 5 kilometers northeast of the town of Santa Lucia in the Province of Puno (refer to the Berenguela Project Location Map, shown below).

The property comprises 13 mineral concessions covering an area of approximately 6,218 hectares. The project can be accessed from the small city of Juliaca by following a paved highway for about 65 kilometers to Santa Lucía from where a gravel road leads to the central part of the property. Electrical power is readily available and a main-line railway passes within five kilometers of the project.

The silver-copper-manganese deposit at the center of the Berenguela Project is hosted by a strongly folded sequence of marine sedimentary rocks consisting of interbedded units of limestone, dolomite, marl (impure carbonate), sandstone and minor shale. A formation rich in gypsum, probably an evaporite, occurs in the lower part of the succession which is believed to have been deposited roughly 100 million years ago. Mineralization consists of massive replacement of limestone, dolomite and to a lesser extent marl beds by manganese oxide minerals which contain variable amounts of silver and copper. How silver and copper actually occur in the mineralization is not well understood, but mineral phases of silver and copper are rarely observed with the naked eye. Overall, the deposit consists of a few lenticular bodies of replacement mineralization that are grossly conformable with, and occur within 100 meters of the surface which lies at about 4,200 m.a.s.l. The deposit was mined intermittently between 1905 and 1965 by the Lampa Mining Company, principally for silver. In the 1960s, Charter Consolidated Mining Co. and then Asarco Inc. assessed the mining potential of the Berenguela deposit. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5 -meter intervals for a total of 5,108 meters. In 1968, Charter Consolidated developed an open-pit plan, and calculated a mineable ore reserve for the project. Since the closure of the mine in 1965, no significant amount of ore has been recovered from the project. The ore reserve calculated by Charter Consolidated does not comply with Canadian National Instrument 43-101 and CIM Standards; under these mining industry guidelines, Charter Consolidated’s ‘mineable reserve’ would be classified as a mineral resource only.

In the late 1960s, the Peruvian Government nationalized the Berenguela Project. SOMINBESA acquired the project from Minero Peru (a state owned mining company) in 1995 and completed engineering studies for the development of the project. Under our option agreement, we agreed to undertake additional drilling and prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards.

From late 2004 through mid-2005, we completed a reverse circulation drill program that totaled 19,029 meters in 222 holes. The program objectives were: (1) to twin historic, relatively wide-spaced drill-holes to verify the grade of mineralization, and (2) to complete sufficient in-fill drilling in two areas of deposit to determine the scope of future drilling requirements for a measured, indicated and inferred resource. In 2010, we undertook a broader assessment of the mineral potential of the property by completing a comprehensive program of geophysical surveying, a soil geochemistry survey and campaign of diamond drilling. The drilling program consisted of 16 boreholes, with a total of 5,546 meters being drilled. Only three of 2010 drill-holes tested the area of the known Ag-Cu-Mn deposit, with the remaining holes probing geophysical anomalies that were outlined to the east, west and south of the deposit.

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

Table No. 18
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

Table No. 19
Silver Standard Resources Inc.
Berenguela Project
Inferred Mineral Resource Estimate
(50 g/t Silver Cutoff Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Inferred	6.0	111.7	0.74

Nazas Project

The property that constitutes the Nazas Project consists of 31 contiguous mineral concessions located in north-central Durango State, Mexico, and lies just 15 kilometers east of our Pitarrilla project (refer to the Nazas Project Location Map, shown below). Covering a total of 23,591 hectares, the property is a collection of 4 claims purchased from Camino Resources Ltd., 2 of which were acquired through a prospecting agreement with La Cuesta International, Inc., and 25 small claims that are currently under an option to purchase agreement with Minerales y Productos Metalurgicos S.A. de C.V., a private Mexican mining company. The project can be accessed from the city of Torreon or the city of Durango by travelling paved highways to a point a few kilometers north of the town of Rodeo where a dirt road turns off to the northwest, eventually reaching the property as it passes along the Nazas River. The trip to the property from Torreon takes about 4 hours, and is about 5 hours from Durango.

Our exploration efforts at the Nazas Project are directed at discovering deposits of epithermal gold and silver mineralization. In 2010, only geological mapping and rock sampling was completed in the central part of the property where large epithermal quartz veins containing weak but significant gold mineralization are exposed at surface. The geochemical analyses obtained for the samples collected in 2010 have been combined with more than 1,000 assays from samples that had been previously collected by other companies. The plan for 2011 is to survey the northern half of the property with a variety of geophysical methods in preparation for a diamond drilling program that will test geologically defined targets that are coincident with geochemical and /or geophysical anomalies.

Challacollo Project

Our wholly-owned Challacollo Project is located in Region One in northern Chile about 130 kilometers southeast of the port of Iquique and 15 kilometers east of the Pan American Highway at an elevation of 1,500 meters above sea level (refer to the Challacollo Location Map, shown below). The property comprises approximately 37.5 square kilometers and essentially covers a range of high, rocky hills that is surrounded by sandy plains of the Atacama Desert. The project can be readily accessed by following a good dirt road that connects the site of the former Challacollo silver mine to the Pan American Highway. In order to maintain our rights to the concessions that comprise the project, we are required to pay annual patentes (taxes) to the Chilean government.

The Challacollo Project consists of four main north-south trending epithermal veins and silicified breccia structures that are hosted by volcanic tuffs and flows that were deposited on considerably older marine sedimentary rocks. The Lolón Vein is the largest and most productive vein; it is more than 3,500 meters in length, locally up to 13 meters wide, and was historically mined for silver along a 700 m-long section of the structure where multiple episodes of quartz deposition and brecciation can be observed. Below the zone of surficial oxidation, silver is associated with lead and zinc sulphides, but in the former underground mine the vein rock is oxidized, where primary sulphides have been replaced by iron oxides and silver occurs in supergene mineral phases.

During the two decades between the closure of the underground mine and us acquiring the Challacollo property in 2001, a number of mining companies held exploration options to explore the property. These companies completed underground sampling and drilled a total of 22 boreholes that tested a number of veins. Following our acquisition of the property, we completed an extensive sampling program of the underground workings at 25 meter intervals, collecting and analyzing more than 1,000 chip-channel samples. In addition, a seven-hole, 746-meter drill program was carried out and tested approximately 600 meters of strike length of the Lolón Vein. In 2003, a follow-up drilling program of 5,685 meters was completed for in-fill and step-out purposes. Combining the assay results obtained by the 2002 and 2003 drilling campaigns with assays obtained from underground channel samples, we were able to prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards. More recently, in 2007, we completed a 37-hole, 7,986-meter reverse circulation drill program with the objective of expanding resources along the known veins and to test for porphyry-related copper mineralization. In 2010, we contracted to have multiple geophysical surveys performed over the property, including airborne magnetics and radiometrics surveys. We also completed a grid-controlled rock-sampling survey, where samples were collected for geochemical analysis as well as mineralogical spectral analysis. The new geophysical and geochemical data have been used to identify several drill targets that will be tested in 2011.

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

Reclamation of the Candelaria mine has been ongoing for the past several years. The mine dumps have been recontoured and re-seeded, and both of the heap leach piles have been rinsed with fresh water and reseeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We have completed an environmental audit of the mine. The environmental audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. See Item 4.B - “Business Overview – Mineral Properties –Candelaria Mine Project”.

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

Prior to Vista and VNC acquiring the option on the property from Newmont, geological mapping, soil and stream geochemical surveys, and a substantial amount of drilling were carried out on the property. A total of 130 drill holes were completed during this period, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes. Following the acquisition of the option from Newmont, Vista completed a wide-spaced seven hole reverse circulation drill program to test for continuation of the previously identified mineralized zone. In 2003 and 2004, Vista completed an additional 16 and 13, respectively, reverse circulation holes to further test for the continuation of mineralization. In 2006, an 18-hole, 16,035 foot reverse circulation drill program encountered additional silver mineralization at the north end of the mineralized zone. In 2008, we assumed the role of operator under the joint venture and completed a 5 hole, 5,330 foot reverse circulation drill program. We did not carry out any exploration activities in 2009 or 2010.

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

The Bowdens Project consists of one exploration tenement covering 93 square kilometers held 100 percent by Silver Standard Australia Pty. Ltd, our wholly-owned subsidiary. In order to maintain our interest in the property, we are required to make annual work expenditures on the property. For the years ended January 29, 2007, January 29, 2008 and January 29, 2009, minimum required expenditures are A$62,000 per year. We have also purchased three farms totalling 1,338 hectares that cover the known mineralization and proposed mine infrastructures sites.

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources.

Table No. 24 below uses the term “Measured Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Table No. 25
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

Table No. 26
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

In February 2010, we sold our 100% interest in the Silvertip Project, located in northern British Columbia approximately 85 kilometers south of Watson Lake, Yukon Territory to Silvercorp Metals Inc. (See Item 4.B “Business Overview – Mineral Properties – Silvertip Property”.)

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

Veta Colorada Project

The Veta Colorada Project is located a few kilometers northwest of the city of Parral in Chihuahua State, Mexico, approximately 210 kilometers south of larger city of Chihuahua. Mining in the Parral mineral district commenced in the late 1500s when high-grade silver-gold mineralization was discovered in the Colorada vein, the principal quartzvein structure in the district. For nearly four centuries, dozens of small mines intermittently exploited the Veta Colorada. The property of the Veta Colorada Project consists of nine mining concessions covering an area of approximately 4,244 hectares. The project can be accessed from paved Highway 24 that connects the City of Hidalgo del Parral, Mexico and Durango City, Mexico. In order to maintain our rights to these concessions we are required to pay surface mining taxes to the Mexican government.

The Veta Colorada vein structure is traceable for over 10 kilometers, striking north-south and dipping moderately to the east. The base of this impressive mineralized structure is represented by a planar fault that cuts through a sequence of volcanic rocks a few hundred meters thick as well as significantly older marine sediemntayr rocks that form the basement to the volcanic. Quartz veining, with textures that are typical of epithermal precious metal deposits, was deposited along sections of this major fault. The commonly banded and locally brecciated quartz veins attain thicknesses of one to four meters thick. The volcanic rocks in the immediate hanging wall of the veins are strongly brecciated, with the quartz-cemented breccias extending up to 30 meters from the veins. Silver mineralization in the breccias tends to be less concentrated than the vein-hosted mineralization and was generally left in place by previous miners.

Since acquiring the project, we have performed a limited amount of exploration work, including geological mapping, surface rock sampling, a limited amount of underground rock sampling and the diamond drilling of three boreholes for a combined length of 1,001 meters. This work was mainly done in 2006; no exploration was done on the property in 2010.

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

We are a mining company with a portfolio of silver-dominant projects predominantly in the Americas. Our strategic focus is on optimizing production of silver from our Pirquitas mine and on advancing our other mineral projects, including San Luis, Pitarrilla, Diablillos and San Agustin. We have a large in-ground silver position and look to exploit this for the value of our shareholders. Certain of our projects also contain significant gold resources. We will grow our business through the development of our core projects and monetize others to support our funding requirements. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the years ended December 31, 2010, 2009 and 2008 is prepared as of February 28, 2011 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in U.S. dollars except where indicated otherwise. We direct investors to the section “Risks and Uncertainties” and to page 41 for a cautionary statement on forward-looking information and non-GAAP financial performance measures included within this MD&A. Additional information relating to us, including our annual information form, is available free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

The MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management (see “Note Regarding Forward-Looking Statements”). See Item 11 –“Quantitative and Qualitative Disclosure About Market Risk” for a description of foreign exchange risk.

Pirquitas Mine, Argentina

During the year ended December 31, 2010, we processed 1,255,261 tonnes of ore at an average milling rate of 3,439 tonnes per day. This ore contained silver head grades of 233 grams/tonne and achieved recoveries of 65.2% . The average cash production cost per ounce, which includes direct production expenses net of by-products was $12.16. The average cash operating cost per ounce, which includes third party smelting, refining and transportation costs, royalties and production taxes, was $18.03. Total production cost per ounce including depreciation, depletion and amortization was $22.32.

We continued to see improved silver production at our Pirquitas Mine quarter over quarter in 2010 since the completion of the commissioning phase on December 1, 2009. During the fourth quarter, we produced 2,067,438 ounces of silver, compared to 1,932,978 ounces in the third quarter, 1,692,466 in the second quarter and 609,258 in the first quarter. This brought total production for the year to 6,302,140 ounces. The improving trend in production is due to improved recoveries and higher grade zones in the fourth quarter. With the increase in production and resulting silver sales, the Pirquitas mine reached an important milestone of being cash positive from the third quarter until the end of the year.

Cash production cost per ounce declined through 2010, from $29.32 per ounce for the first quarter down to $9.47 per ounce in the fourth quarter. This has been achieved through increased production and recoveries whilst maintaining consistent operating costs. Cash operating costs on a per ounce basis were higher in the third and fourth quarters than the second quarter primarily due to escalating deductions and refining charges driven by increased silver prices. Total production costs mirror this trend through 2010.

The open pit mine operated well with 4,360,000 tonnes (47,000 tonnes per day) being mined in the fourth quarter, which exceeded each of the first three quarters of the year which averaged approximately 43,000 tonnes per day. This is in line with the project design assumptions.

The mill feed consisted primarily of transitional ore until September when sulphide ore from the open pit was fed continuously into the process plant for the first time. This represented a key milestone for Pirquitas, as the pit sulphide ore represents the life of mine feed for the project. The metallurgical response to the sulphide ore has been in line with expectations and overall silver recovery rates are achieving feasibility study expectations.

Commissioning of the gravity pre-concentration stage commenced near the end of the third quarter and results have been encouraging. This has lifted the required crushing throughput rate from 4000tpd to 6000tpd, and the crushing circuit is in the process of being de-bottlenecked to consistently achieve the additional throughput, and the level of upgrading exhibited from the process is in line with expectations. Proof of concept for silver recovery has been achieved as a result.

We expect production for 2011 to be approximately 8.5 million ounces of silver at an average cash production cost of $9.00 per ounce of silver (net of by product credits), average cash operating cost of $15.00 per ounce and $19.00 per ounce total production costs. Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

With the continuous processing of sulphide ore now established, the zinc flotation circuit was re-commissioned and we are now making separate silver and zinc concentrates, with the first sales of zinc concentrate expected in early 2011. We expect to produce approximately 10 million pounds of zinc in 2011. Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

The tin circuit has been proven capable of producing a tin concentrate but despite being able to produce a high grade saleable gravity tin, the tin recovery rate is low. Test work is being conducted at a number of laboratories globally, with the objective to improve the tin recovery while maintaining a good final concentrate tin grade. We will advise through 2011 progress on the tin circuit.

A total of $1,609,000 was spent on approximately 9,000 meters drilling at Pirquitas during the second half of 2010. The majority of the diamond drill holes tested for the continuation of silver-tin-zinc mineralization beneath the designed bottom of the current open pit. The results of the 2010 drilling campaign are deemed to be sufficiently positive to justify a follow-up drilling program in 2011, likely to be completed in the first half of the year. We will continue drilling at Pirquitas and include results in an updated reserves and resources statement in the second half of 2011.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in the Federal Court of Jujuy Province for the repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. The court granted an order effective September 29, 2010 to cease payment of the export duty pending the courts determination of the legality of export duty. Up to December 31, 2010 the Pirquitas mine has paid $6,646,000 in export taxes on concentrate sales and accrued for an additional $3,095,000 since we received the order to cease payment. The export tax expense has been recorded within cost of sales until a resolution is reached, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the full amount.

Financial Summary for 2010

  On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium Resources Inc. (“Pretium”) for total consideration of $442.3 million (C$450.0 million). Pretium became a publically traded company on the Toronto Stock Exchange following the closing of its intial public offering (“IPO”) on December 21, 2010. Under the terms of the transaction we received a total of 32,537,833 common shares of Pretium, representing 41.27% of its issued and outstanding common shares with a fair value of $191.9 million (C$195.2 million) based on the IPO price of C$6.00 per share. We also received cash proceeds of $211.3 million (C$215.0 million) (before underwriters’ fees of $12.4 million (C$12.6 million)) and a non-interest bearing promissory note in the principal amount of $39.1 million (C$39.8 million), which was automatically convertible into common shares of Pretium at C$6.00 per share 40 days after closing to the extent not repaid by Pretium. Our sale of the Snowfield and Brucejack properties resulted in a gain on disposal of $388.8 million, and $360.6 million after tax.

  On January 6, 2011 the underwriters exercised in part the over-allotment option granted to them in connection with the IPO. Pursuant to the terms of the promissory note, we received $16.7 million (C$17.0 million), after underwriters’ fees, from partial repayment of the note. On January 31, 2011 the balance of the promissory note was automatically converted into 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion our ownership interest in Pretium increased to 42.31%.

  On March 23, 2011, Pretium Resources Inc. filed a preliminary prospectus in connection with a proposed sale by us of a portion of our equity interest in Pretium. The number of Pretium common shares that we will sell and the price at which we will sell such shares, are not determined as of March 28, 2011, and will be determined based on marketed efforts by the underwriters in connection with the proposed offering. The offering is subject to customary conditions, including receipt of all necessary regulatory approvals, and is scheduled to close in early April, 2011.

  On February 28, 2011 we reached an agreement to acquire the remaining interest in the San Luis project from our joint venture partner Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition we will own 100% of the project. Under the terms of the agreement we will pay C$17 million in cash, transfer to Esperanza the 6.459 million shares of Esperanza that we own, and grant to Esperanza a 1% net smelter return royalty on future revenues.

  Net earnings of $346.2 in 2010 million compared to a net loss of $13.2 million in 2009 or $4.44 per share in 2010 compared to a loss of $0.19 per share in 2009.

  The Pirquitas mine generated earnings from operations of $10.0 million comprising:

    Revenue of $112.3 million;

    Cost of sales of $76.0 million; and

    Non-cash depletion, depreciation and amortization of $26.3 million.

  At Pirquitas we milled 1,255,261 tonnes of ore with silver grades of 233 grams/tonne at recoveries of 65.2%, producing a total of 6,302,140 ounces of silver. We sold 5,936,657 ounces at a weighted average silver price of $20.92 per ounce for total revenues of $112.3 million.

  Pirquitas mined a continuous feed of sulphide ores from September until the end of the year, with silver and zinc recoveries achieving designed rates. The commissioning of the gravity pre- concentration circuit during the year helped to confirm the processing concept for silver recovery. During the year Pirquitas produced 4.6 million lbs of zinc with a sales value of approximately $3.5 million, which will be delivered during the first quarter of 2011.

  We incurred total exploration expenditures of $54.8 million to advance our other key properties during the year. Significant expenditures included:

    $17.7 million at the Pitarrilla project in Mexico;

    $6.4 million at the San Luis project in Peru;

    $2.6 million at the Berenguela project in Peru;

    $2.2 million at the Diablillos project in Argentina;

    $1.3 million at the Nazas project in Mexico;

    $1.1 million at the San Agustin project in Mexico; and

    $21.5 million at the Snowfield and Brucejack projects in Canada, which were subsequently sold in December 2010 to Pretium.

  In February we sold the Silvertip project for $15.0 million for an after tax gain of $13.1 million.

  In February we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114.4 million. After deducting underwriting fees, net of tax credits, and expenses, net proceeds were approximately $109.6 million.

  During 2010 we spent $12.6 million in capital expenditures at the Pirquitas Mine.

SUMMARIZED ANNUAL FINANCIAL AND OPERATIONAL RESULTS
(thousands of dollars, except production data and per share amounts)

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with those statements:

	2010	2009(1)	2008	2007

Production Data

Tonnes milled	1,255,261	410,454	N/A	N/A
Silver head grades (grams/tonne)	233	185	N/A	N/A
Silver recoveries	65.2%	45.0%	N/A	N/A
Silver produced (ounces)	6,302,140	1,114,300	N/A	N/A
Silver sold (ounces)	5,936,657	602,400	N/A	N/A

(1)

We entered production at our Pirquitas mine in Argentina on December 1, 2009. As a result, 2009 is our first year of reported revenues and production data. Production during 2009 included processing historical jig tailings to prove the mechanical operation of the plant; since December 1, 2009, the tonnes milled were primarily oxide ore

	2010	2009	2008	2007
Cash cost per ounce of silver (1)
Cash production cost	$12.16	$8.98	N/A	N/A
Cash operation cost	$18.03	$16.57	N/A	N/A
Total cost	$22.32	$20.30	N/A	N/A
Revenues (2)	$112,256	$5,442	$-	$-
Average realized silver price (per ounce)	$20.92	$17.49	N/A	N/A
Average London spot silver price (per ounce)	$20.16	$17.67	N/A	N/A
Other financial information
Net earnings (loss)	$346,239	$(13,193)	$(5,946)	$(33,965)
Basic earnings (loss) per share	$4.44	$(0.19)	$(0.09)	$(0.55)
Diluted earnings (loss) per share	$4.42	($0.19)	$(0.09)	$(0.55)
Cash and cash equivalents	$232,311	$26,659	$72,013	$81,600
Total assets	$1,262,017	$749,925	$567,905	$504,851
Working capital	$303,844	$24,515	$41,486	$118,680
Long-term convertible notes	$118,203	$110,739	$104,046	$-
Cash dividends declared	$-	$-	$-	$-

(1)

The calculation of cash production cost, cash operating cost and total cost per ounce of silver is net of by-product sales revenue (by- product credit were $nil in 2009). We use cash costs per ounce of silver, a non-GAAP measure, to manage and evaluate operating performance at our Pirquitas mine. See the description of non-GAAP financial performance measures in this Item 5.

(2)	Revenues are reported net of deductions, treatment and refining charges.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are described in note 2 of our 2010 audited annual consolidated financial statements.

Review of asset carrying values and impairment

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

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values and provisions for close down and restoration costs.

Determination of useful lives of property, plant and equipment

The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which is fundamental to this calculation.

Valuation of inventory

Stockpiled ore, work in process and finished goods are valued at the lower of cost and net realizable value (“NRV”). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly imapct the stated value of the Company’s inventory.

Valuation of financial instruments

Under generally accepted accounting principles we are required to determine the valuation of our convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within our sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involve various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates and forward commodity prices.

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

(3)

As at December 31, 2010, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis. The adoption of these standards required us to record our investment in Pretium initially at fair value, and present non-controlling interest within shareholders’ equity on the balance sheet.

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted. We have elected to adopt this standard on a prospective basis effective January 1, 2010. The adoption of these amendments did not have a material impact on our consolidated financial statements.

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

The following table provides a summary of our changeover plan, the key activities involved, and the current status of these tasks:

Key Activities	Current Status
Financial Reporting
Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections	Company has completed selection of accounting policies and IFRS 1 elections, pending audit committee approval.

Quantify key differences for opening balance sheet	Quantification of key differences for opening balance sheet is in the process of being finalised (see below).
Identify and quantify impact on taxation
We have completed a preliminary quantification of tax impacts, pending finalisation of the opening balance sheet.
Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations

Quantify key differences for 2010 quarterly comparatives	Draft consolidated financial statement disclosures are subject to finalization of final policies.

IFRS 1 reconciliations drafted and awaiting completion of final quantification of differences.

Quantification of key differences for comparatives is in progress.
Training
Provide technical training to key finance personnel and accounting personnel at all site locations	Training program complete including Audit Committee members, and sufficient internal expertise available.

Specific training will be provided on an as-needed basis during 2011 and thereafter.
Business Activities
Assess impact of conversion on budgeting and forecasts	Internal reviews are underway and will be concluded in 2011 once all differences are finalised.
Control Environment
Maintain effective controls throughout the IFRS conversion process	Controls have been maintained through the conversion process.

Revise control environment for changes in processes and controls as a result of transition to IFRS	Assessment of controls surrounding IFRS conversion process regarding SOX compliance is underway and being documented.
Financial Information Systems
Determine and implement solution for capturing IFRS information throughout 2010 while still reporting in Canadian GAAP (i.e. for comparative period)	IFRS information will be maintained on spreadsheets through 2010 for opening balances and comparatives.

Identify impact on financial systems and changes required	Our system for recording stock based compensation expense has had an IFRS module implemented and tested.

No additional system requirements needed at current time.

As at December 31, 2010, we have completed our scoping, planning, design, solution development and implementation.

We have identified key areas where changes in accounting policy are required on our transition from Canadian GAAP to IFRS listed below. This list is intended to highlight the areas that we have determined to be the most significant that will result from the transition to IFRS. We have not yet finalised the impact of these changes on our consolidated statement of income (loss), consolidated balance sheet, or cash flow statement and will only be reporting quantified differences once approved by the Audit Committee. The IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and these changes may have a material effect on the Company’s consolidated financial statements.

First-time adoption of IFRS

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal. The most significant IFRS optional exemptions which we expect to be applying are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application is avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business Combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative Translation Differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing Costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.
IFRIC 1, Decommissioning liabilities	This exemption allows a first time adopter to utilize a more straightforward methodology for measuring the liability and cost of the related asset.
Fair value as deemed cost	An entity can elect to measure an asset at the date of transition to IFRS at its fair value, and use that fair value as its deemed cost at that date.

Functional currency and foreign currency exchange translation

Canadian GAAP requires an entity to determine the functional currency of the parent company and then determine whether a subsidiary is an integrated or self-sustaining entity. This determination dictates the method of foreign exchange translation for the consolidated financial statements.

IFRS requires functional currency to be assessed independently for each entity within a consolidated group and introduces the concept of primary and secondary factors to help determine the functional currency.

This difference of approach resulted in differences for three of our subsidiaries, which will have an impact on foreign exchange gains or losses recognized in income and equity. Further, we have elected to apply the exemption above, such that the cumulative translation account will be reclassified to retained earnings on the date of transition. The impact is an increased property, plant and equipment balance of approximately $5 million, with the difference being credited to retained earnings.

Fixed assets at deemed cost

We have made a preliminary determination that it is appropriate to elect that the fair value of all the assets relating to the Pirquitas mine be the deemed cost upon transition to IFRS. At December 31, 2010 we are in the process of finalising our assessment of the fair value; any difference between the carrying amounts under Canadian GAAP and the IFRS deemed cost will be taken to retained earnings at the transition date.

Asset Impairment

Both Canadian GAAP and IFRS require an entity to undertake impairment testing where there is an indication of impairment. Annual impairment tests are required for goodwill and indefinite-lived intangible assets.

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment if an indication of impairment exists. The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate. If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary. If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, if there is an indication of impairment the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount. Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

We have assessed impairment indicators under IFRS as at the date of transition for all of our exploration projects and concluded that there were no such indicators, which was consistent with Canadian GAAP.

Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation. The recognition principle is also broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where Canadian GAAP requires a liability to be recognized when there is a legal obligation. These GAAP difference have not had a significant impact on our estimates.

The discount rate used to determine the present value of the expenditures for Canadian GAAP is the credit-adjusted risk free rate for the entity. IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with Canadian GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation. IFRS requires the re-measurement of the liability at each reporting date. Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under Canadian GAAP. The impact is expected to decrease the liability by approximately $1 million.

Convertible notes

Under Canadian GAAP the convertible notes were considered to have an embedded share purchase option which was valued separately from the debt component and the value attributed to shareholders’ equity. Following assessment of the terms of the convertible notes under IFRS it was concluded that the embedded share purchase option should be classified as a derivative liability. This change in accounting methodology impacts the classification and measurement of the instrument. We are in the process of finalizing our determination of the valuation of the instrument.

Share based payments

Canadian GAAP requires that share based payments are measured at fair value and an expense recorded over the vesting period of the instrument. Our accounting policy under IFRS is largely consistent with Canadian GAAP except for the initial inclusion of a forfeiture rate in the fair value estimation, and small changes to the initial valuation of tranches of options that vest over different periods. We have determined the impact of these changes on our consolidated financial statements at the date of transition to IFRS is not significant.

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are denominated and then converted to the accounting presentation currency at the current rate. IFRS requires that deferred taxes be determined in an entity’s functional accounting currency. The different treatment under IFRS results in a measurement difference for deferred taxes on monetary items where an entity’s tax and accounting functional currencies differ. This GAAP difference has impacted several of our subsidiaries.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination. This exemption does not exist in Canadian GAAP. The difference is expected to result in the derecognition of the deferred tax liability and corresponding asset in the range of $35 – $40 million, the future income tax impact on the aforementioned expected adjustments which are currently under review are not quantifiable at this time.

The discussion above on IFRS outlines to the reader our IFRS conversion project and the potential effect on the consolidated financial statements. This information does not represent the official adoption of IFRS by the Company and is intended only to provide an indication of the major differences identified to date based on current IFRS guidance. The proposed IFRS 1 optional exemptions, the selection of IFRS accounting policies and any related adjustments to the consolidated financial statements are in the process of being finalised and audited. As a result, the discussion noted above is subject to change and any resulting impact to current reported amounts may be significantly different from preliminary assessments.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at March 30, 2011, the following common shares, options and share purchase warrants were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
		C$	(years)
Capital stock	80,051,403
Stock options	4,044,171	$11.50 - $40.62	0.32 - 9.63

Fully diluted	84,095,574

Subsequent Events

On January 6, 2011, with respect to the sale of Snowfield/Brucejack properties to Pretium, the underwriters exercised in part the over-allotment option granted to them in connection with the December 2010 IPO. Pursuant to the terms of the promissory note, proceeds from the over-allotment option of $16.7 million (C$17.0 million), after underwriters’ fees was partial repayment of the note. On January 31, 2011 the balance of the promissory note was automatically converted into 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion our ownership interest in Pretium increased to 42.31% .

On February 28, 2011, we entered into a letter agreement with Esperanza Resources Corp. (“Esperanza”) our joint venture partner in respect of the San Luis joint venture, to purchase all of Esperanza’s remaining interest in the San Luis project. Upon completion of the transaction, which is scheduled to occur on or before April 30, 2011, we will own 100% of the San Luis Project, subject to the 1% net smelter returns royalty granted to Esperanza. See Item 4.B – “Business Overview – Mineral Projects – San Luis Project”.

On March 23, 2011, Pretium Resources Inc. filed a preliminary prospectus in connection with a proposed sale by us of a portion of our equity interest in Pretium. The number of Pretium common shares that we will sell and the price at which we will sell such shares, are not determined as of March 28, 2011, and will be determined based on marketed efforts by the underwriters in connection with the proposed offering. The offering is subject to customary conditions, including receipt of all necessary regulatory approvals, and is scheduled to close in early April, 2011.

Review of Annual Financial Statements/Results

For the year ended December 31, 2010, we recorded net earnings of $346,239,000, ($4.44 per share) compared to a net loss of $13,193,000 ($0.19 per share) in 2009 and a net loss of $5,946,000 in 2008 ($0.09 per share). The following is a summary and discussion on significant components of income and expenses recorded during the year compared to the prior year.

2010 Compared to 2009

	2010	2009
	$(000)	$(000)

Revenue	112,256	5,442
Cost of sales	(75,971)	(5,926)
Depletion, depreciation and amortization	(26,327)	(2,039)
Earnings (loss) from mine operations	9,958	(2,523)

During the year ended December 31, 2010, we recorded sales revenue of $112,256,000 on shipment of 11,161 tonnes of silver concentrate containing 5,936,657 ounces of silver with a weighted average realized price of $20.92 per ounce, compared to sales revenue of $5,442,000 on shipment of 2,893 tonnes of silver concentrate containing 460,100 ounces of silver in 2009 with a weighted average realized price of $17.49. We commissioned the plant at our Pirquitas mine on December 1, 2009 and as result, operating results for the prior year are only applicable to the month of December in 2009.

Cost of sales related to concentrate sold during the year ended December 31, 2010 was $102,298,000, including non-cash depletion, depreciation and amortization of $26,327,000. Cost of sales includes export duties imposed by the Argentine government for our silver concentrate sales of $8,739,000 (2009 -$685,000) which are considered to be in substance a cost of sale rather than income tax as they are calculated based on a percentage of revenue. Cost of sales related to concentrate sold during the month of December 2009 was $7,965,000 including non-cash depletion, depreciation and amortization for $2,039,000. Net inventory write-down for the year ended December 31, 2010 included in cost of sales was $6,700,000 compared to $1,022,000 in the prior year.

The improvement in margins from 2009 is due to the improved operational efficiency at the mine, a focus on increasing plant throughput and recoveries resulting in higher production together with higher silver prices.

	2010	2009
	$(000)	$(000)

General and administration	20,853	10,287
Stock-based compensation	8,868	6,319
Property examination and exploration	2,400	459
Reclamation and accretion	1,669	366
	33,790	17,431

General and administration expenses during 2010 were $20,853,000 compared to $10,287,000 in 2009. The increase in general and administrative expenses was primarily driven by an increase in staff as we build up our development and production capability, the components being an increase in aggregate salaries, employee benefits and bonuses of $3,585,000, recruiting costs of $794,000, as well as certain termination benefits of $1,788,000. Other contributing factors to the increase in general and administrative expenses were one off incentive payments of $1,215,000 for staff for participation in the Pretium IPO, the incremental valuation of directors’ DSU’s of $660,000, additional travel and project consulting together comprising an increase of $691,000.

Stock-based compensation expense for 2010 was $8,868,000 compared to $6,319,000 in 2009. Stock-based compensation expense is recognized over the vesting period of the options granted. The increase in total stock-based compensation from the prior year is due to the amount and timing of options awards and in particular reflects options awarded in December 2009, and during 2010, to new employees. Stock-based compensation assigned to mineral properties during the year was $331,000 compared to $228,000 during 2009. The increase in the amount assigned to mineral properties in 2010 compared to 2009 is the result of an increase in stock options granted to employees working on exploration projects during 2010.

Property and examination and exploration expense was $2,400,000 compared to $459,000 in 2009. During 2010, in line with our accounting policy, we recorded $1,609,000 of exploration costs at our operating Pirquitas mine; no exploration work had been done there in 2009.

Reclamation and accretion expense in 2010 was $1,669,000 compared to $366,000 in 2009. The increase over the prior year is mainly attributed to higher accretion expense for the Pirquitas mine following an upward revision of the reclamation liability estimate at the end of 2010.

	2010	2009
	$(000)	$(000)

Investment income	1,400	1,100
Foreign exchange gain	1,239	4,993
Interest expense	(13,916)	(1,095)
Share of loss of equity investee	(77)	-
	(11,354)	4,998

Investment income, which comprises interest and accretion expense on the convertible note receivable and other bank interest, was $1,400,000 for 2010 compared to $1,100,000 in 2009. This is primarily comprised on interest income and accretion income on the convertible debenture receivable from Aurcana totalling $1,253,000 (2009 - $999,000), the balance relates to bank interest earned.

The foreign exchange gain for 2010 was $1,239,000 compared to a gain of $4,993,000 in 2009. Our main exposure to foreign exchange risk is related to our net monetary assets denominated in Canadian dollars and Argentinean pesos. Following the sale of the Snowfield and Brucejack properties in December 2010 we have a significant amount of Canadian dollar cash which generated gains due to the strengthening of the Canadian dollar against the U.S. dollar. This was offset to an extent due to a weakening Argentine Peso against the U.S. dollar, on a net Peso asset balance.

We incurred interest and accretion expense in relation to the convertible notes of $13,674,000 in 2010 compared to $12,903,000 in 2009. During 2009, interest and accretion expense incurred until the start of commercial production on December 1, 2009 of $11,808,000 was capitalized to construction in progress and thereafter $1,095,000 was recognized as an expense; whereas during 2010 the full amount was recognised as an expense.

The share of equity investee’s loss in 2010 is from our investment in Pretium and relates to the period from December 21, 2010 to December 31, 2010.

	2010	2009
	$(000)	$(000)

Gain on sale of mineral property and property, plant and equipment	402,009	167

We recorded a gain on sale of mineral properties of $402,009,000 compared to $167,000 in 2009. The gain in 2010 was primarily due to the sales of the Snowfield and Brucejack properties in December 2010, and the Silvertip property in February 2010; the gain in 2009 was the result of the sale of our remaining interest in the San Juan property located in Mexico.

On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium for total consideration of $442,260,000 (C$450,000,000). Under the terms of the transaction we received a total of 32,537,833 common shares of Pretium with a fair value of $191,869,000 (C$195,227,000), cash proceeds of $211,322,000 (C$215,020,000) (before costs of $12,427,000 (C$12,645,000)) and a non-interest bearing convertible promissory note in the principal amount of $39,069,000 (C$39,753,000). This resulted in a gain of $388,761,000 gain (after tax $360,612,000).

During February 2010, we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp. Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for a gain of $13,073,000.

The $167,000 gain on sale of mineral properties in the prior year was the result of the disposal of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”). Under the terms of the agreement we received total consideration of $202,000, in the form of 306,000 shares of Orko.

	2010	2009
	$(000)	$(000)

Gain (loss) on sale of marketable securities and other investments	3,114	(1,279)
Unrealized gain (loss) on financial instruments held-for-trading	(102)	412
Write-down of marketable securities and other investments, net of interest received	-	534
Write-down of convertible debenture	-	(2,002)
Write down of mineral property	(238)	(377)
Other expenses	(61)	-
	2,713	(2,712)

In 2010 we recorded a gain on the sale of marketable securities and other investments of $3,114,000, compared to a loss of $1,279,000 in 2009. The gain in the current year is due to the disposal of 1,200,000 common shares of Silvercorp Metals Inc. (“Silvercorp”) for a gain of $741,000 and the disposal of 500,000 common shares of Canplats Resources Corporation (“Canplats”) for a gain of $2,373,000. The loss in the prior year was the result of the disposal of our Class A-1 and A-2 asset-backed commercial paper (‘ABCP’) investments for a loss of $3,103,000, which was partially offset by a gain of $1,824,000 from the sale of 3,300,000 common shares of Minco Silver Corporation (“Minco”), and 135,429 common shares of Allied Nevada Corporation (“Allied Nevada”).

The revaluation of the conversion feature on our convertible debenture receivable generated an unrealized loss on financial instruments held-for-trading during the year of $102,000 compared to a gain of $412,000 in the prior year.

Write-down of marketable securities and other investments, net of interest received was $nil in 2010 compared to $534,000 in 2009. During 2009, we were unable to receive a reasonable bid for the remaining ABCP notes upon sale of our Class A-1 and A-2 notes and as a result, the remaining carrying value of $2,113,000 (net of interest and principal repayments received of $2,647,000) was written off.

During 2009, we renegotiated the terms of our convertible debenture with Aurcana Corporation (“Aurcana”) resulting in a reduction in the coupon rate from 3% per year to 1.5% in the first year and an increase to 4% per year thereafter. As a result, a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana was recorded during 2009 to reflect the fair value of the restructured debenture. There were no similar write-downs during 2010.

Write-down of mineral properties was $238,000 in 2010 following the write off of assets at Pirquitas compared to $377,000 in 2009 during which year we allowed our mineral rights for La Bandera project in Mexico and Veca project in Peru to lapse.

	2010	2009
	$(000)	$(000)

Current income tax recovery (expense)	(2,600)	2,221
Future income tax recovery (expense)	(20,697)	2,087
	(23,297)	4,308

For the year ended December 31, 2010, we recorded a current income tax expense of $2,600,000 compared to a recovery of $2,221,000 in 2009. The tax expense during the current year relates to mining operations at Pirquitas. During 2009, we generated sufficient loss pools to reverse taxes payable of $2,006,000 which was recorded in the prior years. We also finalized our tax filing related to the sale of the Shafter Silver project during 2009, which resulted in a reduction in our original estimate of income tax expense by $900,000.

Future income tax expense during the year was $20,697,000 compared to a recovery of $2,087,000 in 2009. During 2010, we recognized a future income tax expense of $28,149,000 in relation to the common shares and convertible note received as consideration for the sale of the Snowfield and Brucejack properties, which was offset from future income tax recoveries of $8,526,000 from various other investments. We also recorded a future income tax recovery of $1,883,000 (2009 –$1,034,000), which reflects the tax effects of unrealized gains (losses) on our marketable securities during the respective years.

2009 Compared to 2008

	2009	2008
	$(000)	$(000)

Revenue	5,442	-
Cost of sales	(5,926)	-
Depletion, depreciation and amortization	(2,039)	-
Loss from mine operations	(2,523)	-

On December 1, 2009 we commenced commercial production at the Pirquitas mine. We recorded sales revenue of $5,442,000 on the shipment of 2,893 tonnes of silver concentrate containing 460,100 ounces of silver with a weighted average realized price of $17.49. There were no sales recorded in 2008.

Cost of sales related to concentrate sold during the month of December 2009 was $7,965,000 including non-cash depletion, depreciation and amortization for $2,039,000. Net inventory write-down for the period ended December 31, 2009 included in cost of sales was $1,022,000.

	2009	2008
	$(000)	$(000)

General and administration	10,287	9,031
Stock-based compensation	6,319	9,601
Property examination and exploration	459	340
Reclamation and accretion	366	318
	17,431	19,290

General and administration expenses during 2009 were $10,287,000 compared to $9,031,000 in 2008. The increase in general and administrative expenses was the result of office relocation costs, recruiting fees and an increase in aggregate salaries and employee benefits related to hiring additional senior staff as we were transitioning to a producing mining company.

Stock-based compensation expense for 2009 was $6,319,000 compared to $9,601,000 in 2008. The decrease in total stock-based compensation from prior year was due to fewer unvested stock options outstanding during 2009. Stock-based compensation assigned to mineral properties during 2009 was $228,000 compared to $61,000 during 2008. The increase in the amount assigned to mineral properties in 2009 compared to 2008 is the result an increase in stock options granted to employees working on the Pitarrilla and San Luis projects during 2009.

	2009	2008
	$(000)	$(000)

Investment income	1,100	3,039
Foreign exchange gain	4,993	200
Interest expense and financing fees	(1,095)	(6,499)
	4,998	(3,260)

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

Foreign exchange gain for 2009 was $4,993,000 compared to $200,000 in 2008. With the change in our functional currency from Canadian dollars to U.S. dollars effective January 1, 2009, our main exposure to foreign exchange risk is related to our net monetary assets denominated in Canadian dollars and Argentinean pesos. The foreign exchange gain in 2009 reflects the strengthening of the Canadian dollar and Argentinean peso against the U.S. dollar. In 2008, our functional currency was the Canadian dollar and the foreign exchange gain reflects the strengthening of the U.S. dollar versus the Canadian dollar on our net monetary assets denominated in U.S. dollars.

We incurred interest and financing fees of $1,095,000 in 2009 compared to $6,499,000 in 2008. Interest and accretion cost of $11,808,000 related to our convertible notes was capitalized to construction in progress until the start of production on December 1, 2009. During 2008, we recorded $2,726,000 of interest and accretion expense to net loss and $3,773,000 of financing fees related to our convertible notes financing.

	2009	2008
	$(000)	$(000)

Gain (loss) on sale of marketable securities and other investments	(1,279)	2,090
Unrealized gain on financial instruments held-for-trading	412	114
Gain on sale of mineral property	167	31,463
Write-down of marketable securities and other investments	534	(22,794)
Write-down of convertible debenture	(2,002)	-
Write down of mineral property	(377)	-
Gain on sale of silver bullion	-	23,699
	(2,545)	34,572

We recorded a loss on sale of marketable securities and other investments of $1,279,000 in 2009 compared to a gain of $2,090,000 in 2008. In November 2009, we sold our Class A-1 and A-2 asset-backed commercial paper investments for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000. We also recorded a gain on sale of certain marketable securities of $1,824,000 in 2009 compared to a gain of $2,090,000 in 2008.

The unrealized gain on financial instruments held-for-trading during 2009 was $412,000 compared to $114,000 in 2008. The unrealized gain during 2009 was the result of revaluation of the conversion feature on our convertible debenture. The gain in 2008 consisted primarily of $1,429,000 gain on mark-to-market adjustment of foreign exchange options net of $1,389,000 loss on revaluation of the conversion feature on our convertible debenture.

We recorded a gain on sale of mineral properties of $167,000 in 2009 compared to $31,463,000 in 2008. The gain in 2009 was the result of the sale of the San Juan property. The gain in 2008 was the result of the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana. The sale resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

Write-down of marketable securities and other investments, net of interest received resulted in income of $534,000 in 2009 compared to a write-down of $22,794,000 in 2008. The write-down of marketable securities and other investments in 2009 was the result of writing off the carrying value of our Class A-1 and Class A-2 asset backed commercial paper, net of interest and principal repayments received. This compares to a write-down of our other investments of $17,903,000 in 2008. In 2008, we also recorded a write-down of available-for-sale marketable securities of $4,891,000 related to a decline in fair values determined to be other-than-temporary.

During 2009, we recorded a $2,002,000 write-down of our accrued interest and convertible debenture from Aurcana to reflect the fair value of the restructured debenture.

We recorded a write-down of mineral properties of $377,000 during 2009 as we allowed certain of our mineral rights to lapse.

In March 2008, we sold our silver bullion for cash proceeds of approximately $39,648,000, resulting in an after-tax gain of $23,699,000. No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

	2009	2008
	$(000)	$(000)

Current income tax expense	2,221	(14,575)
Future income tax expense	2,087	(3,393)
	4,308	(17,968)

For the year ended December 31, 2009, we recorded a current income tax recovery of $2,221,000 compared to an expense of $14,575,000 in 2008. The majority of the income tax expense recorded in 2008 relates to the sale of the Shafter Silver project.

Future income tax recovery during 2009 was $2,087,000 compared to an expense of $3,393,000 in 2008. During 2009, we recorded a future income tax recovery of $1,053,000 resulting from a current period loss from our Pirquitas operations, which can be used against future taxable income in Argentina. We also recorded a future income tax recovery of $1,034,000 (2008 – expense of $3,393,000), which reflects the tax effects of unrealized gains (losses) on our marketable securities during the respective years.

Selected Quarterly Data

	2010				2009
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue	45,077	41,557	14,091	11,531	5,442	-	-	-
Earnings (loss) from mine operations	23,949	9,950	(1,575)	(16,704)	(2,523)	-	-	-
Gain on sale of mineral properties	388,936	(65)	-	13,138	-	-	167	-
Earnings (loss)	376,575	(7,500)	(15,199)	(7,637)	(9,126)	(95)	(1,374)	(2,598)
Basic earnings (loss) per share	4.75	(0.10)	(0.19)	(0.10)	(0.13)	(0.00)	(0.02)	(0.04)
Dliuted earnings (loss) per share	4.72	(0.10)	(0.19)	(0.10)	(0.13)	(0.00)	(0.02)	(0.04)

Sales of silver concentrate commenced in December 2009 resulting in revenues of $5,442,000 being recorded in the fourth quarter of 2009. For the year ended December 31, 2010 quarterly revenues have gradually increased as the mine has increased production, with noticeable increases in output in the third and fourth quarters as well as a significant increase in silver prices in the fourth quarter of 2010.

The related cost of sales was $7,965,000 for the month ended December 31, 2009 and mine operating margins have consistently been increasing through the year ended December 31, 2010 which resulted in positive earnings from mine operations for third and fourth quarters.

The main factor impacting earnings (loss) each quarter has been significant gains on disposals of mineral properties; we sold Silvertip in the first quarter of 2010, and Snowfield and Brucejack in the fourth quarter of 2010.

We sold our Silvertip property in February 2010 for total consideration of $14,957,000 resulting in a gain of $13,073,000, and sold our Snowfield and Brucejack properties in December 2010 for a gain of $388,761,000.

We also sold marketable securities during the first and third quarters of 2010 for proceeds of $2,437,000 and $8,578,000 resulting in gains of $2,373,000 and $741,000, respectively. Interest and accretion expense was consistent each quarter through 2010 but significantly in excess of 2009 due to the fact that most had been capitalised in 2009.

Fourth Quarter Results

During the fourth quarter of 2010, we recorded net earnings of $376,575,000 ($4.75 per share) compared to a net loss of $9,126,000 ($0.13 per share) for the same quarter of 2009. The net earnings is primarily the result of the significant gain on sale of the Snowfield and Brucejack properties of $388,761,000, but also supported by earnings from mine operations of $23,949,000 (2009 – loss of $2,523,000).

General and administrative expenditure was $6,819,000 (2009 - $2,909,000) due to an increase in staff, bonus payments and termination benefits. In the fourth quarter of 2009 we recorded a loss on the sale of other investments of $3,103,000, and a write-down of other investments of $2,113,000, with no corresponding recognition in 2010. Non-cash stock based compensation of $2,521,000 (2009 - $1,549,000) was consistent with the trend throughout 2010, and we recorded current and future income tax expense of $29,028,000 (2009 – expense of $3,341,000) which was due largely to the sale of the Snowfield and Brucejack properties in the fourth quarter.

During the fourth quarter of 2010 we spent $7,633,000 (2009 - $5,669,000) on total sustaining capital expenditures on the Pirquitas project. Other significant mineral property expenditures include $1,811,000 (2009 -$752,000; 2008 - $3,576,000) for Pitarrilla, $781,000 (2009 - $339,000; 2008 - $1,912,000) for Diablillos, $781,000 (2009 - $1,677,000; 2008 - $1,698,000) for San Luis and $1,509,000 (2009 -$466,000; 2008 - $nil) for Snowfield and Brucejack.

B.	Liquidity and Capital Resources

At December 31, 2010, we held $232,311,000 (2009 - $26,659,000) in cash and cash equivalents and $33,465,000 (2009 - $17,863,000) in marketable securities. Working capital at December 31, 2010 was $303,844,000 (2009 - $24,515,000).

The increase in cash from 2009 to 2010 is mainly attributed to cash inflows of:

  $204,491,000 proceeds from the sale of mineral properties, net of costs;
  $107,758,000 proceeds from equity financings, net of costs;
  $95,800,000 cash receipts from sales;
  $16,318,000 proceeds from share option exercises; and
  $11,015,000 proceeds from the sale of marketable securities.

Offset by cash outflows of:

  $122,820,000 spent on exploration properties, property plant and equipment and construction payables (including VAT);
  $102,260,000 payments to suppliers and employees for goods and services; and
  $6,210,000 interest paid on long term notes

Summary Cash Flow Information

	2010	2009	2008
	$(000)	$(000)	$(000)

Cash (used in) operating activities	(11,110)	(39,943)	(19,093)
Cash generated by financing activities	124,076	146,413	138,719
Cash generated by (used in) investing activities	92,686	(151,824)	(129,213)
Cash balance, beginning of year	26,659	72,013	81,600
Cash balance, end of year	232,311	26,659	72,013

Operating Activities

At December 31, 2010, we had cash resources of $232,311,000 compared to $26,659,000 in 2009 and $72,013,000 in 2008.

Cash flow used in operations decreased $28,833,000 from $39,943,000 in 2009 to $11,110,000 in 2010. We achieved positive cash flows from operations for the year ended December 31, 2010, in particular during the third and fourth quarters due to increasing production and concentrate sales from Pirquitas. Production costs reduced through the course of the year due to continued optimization of production, which along with improved silver prices enabled the mine to generate positive cash flows. This was in part offset by higher administration and corporate costs due to recruiting additional employees, termination payments and bonuses paid to officers and employees during the year.

The increase in cash flow used in operations from 2008 to 2009 was mainly attributed to higher administration and corporate costs as we continued the development and construction of the Pirquitas mine. Also, we incurred a loss from mine operations during December 2009 after the commencement of production.

Financing Activities

	2010	2009	2008
	$(000)	$(000)	$(000)

Shares issued for cash	130,707	155,578	2,192
Share issue costs	(6,631)	(9,165)	-
Proceeds from issuance of convertible notes	-	-	138,000
Financing costs related to equity portion of convertible notes financing	-	-	(1,473)
Cash generated by financing activities	124,076	146,413	138,719

We raised a total of $124,076,000 in 2010 through financing activities as compared to $146,413,000 in 2009 and $138,719,000 in 2008.

During 2010, we closed a public share offering of 6,728,755 of our common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and offering expenses net of tax credits of $4,821,000, net proceeds were $109,568,000. Net proceeds from the offering have been, and will continue to be, used to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding and for other general corporate purposes.

In 2010, a total of 971,578 (2009 - 385,632; 2008 – 186,100) shares were issued on the exercise of stock options for total proceeds received of $16,318,000 (2009 - $5,578,000; 2008 – $2,192,000). The weighted average exercise price of options exercised was C$17.00 (2009 - C$15.63; 2008 - C$12.46) per share.

Investing Activities

	2010	2009	2008
	$(000)	$(000)	$(000)

Expenditures on mineral properties	(52,912)	(25,157)	(36,756)
Settlement of payables for property, plant and equipment	(50,564)	(127,037)	(132,919)
Increase in value added tax recoverable (net)	(19,344)	(23,763)	(24,401)
Proceeds from sale of marketable securities	11,015	24,133	2,780
Proceeds from sale of silver bullion	-	-	39,648
Net proceeds from sale of mineral properties	204,491	-	22,435
Cash generated by (used in) investing activities	92,686	(151,824)	(129,213)

A summary of the exploration expenditures by mineral property follows:

	2010	2009	2008
	$(000)	$(000)	$(000)

Berenguela	2,559	620	72
Candelaria	289	271	282
Challacollo	711	336	213
Diablillos	2,217	1,656	5,663
Pitarrilla	17,684	4,304	17,866
San Agustin	1,109	466	-
San Luis	6,414	5,364	6,549
Snowfield	11,071	10,345	4,643
Brucejack	10,469	-	-
Nazas	1,336	-	-
Other	910	963	1,815
Change in non-cash working capital	(1,857)	832	(347)

	52,912	25,157	36,756

The above table reflects cash expenditures incurred by property. It does not include non-cash charges.

During 2010 we spent $50,564,000 (2009 - $127,037,000; 2008 - $132,919,000) for development, construction and mining equipment.

Of the total amount spent during the year, approximately $12,631,000 was spent in sustaining capital at the Pirquitas mine and $37,933,000 was spent in reducing construction related liabilities incurred in the previous year. During 2009, approximately $76,968,000 million was incurred on construction and mining equipment and $50,069,000 million in development costs at the Pirquitas mine.

We incurred $19,344,000 in value added tax (“VAT”) primarily in Argentina related to the Pirquitas mine for the year ended December 31, 2010 compared to $23,763,000 in the prior year. During the year, we submitted our initial applications to the fiscal authorities to begin the process of recovering our VAT receivable. As we continue to export our concentrates to market, additional VAT applications will be submitted on an ongoing basis to recover the remaining balance of VAT receivable.

We received proceeds of $11,015,000 for the sale of marketable securities (2009 - $24,133,000; 2008 -$2,780) from the sale of Silvercorp and Canplats shares.

We received proceeds of $204,491,000 from the sale of mineral properties during the year. In December we sold our Snowfield and Brucejack properties to Pretium for cash consideration of $211,322,000 (total of C$215,020,000) with net proceeds of $197,564,000 (C$201,021,000) after fees; and in February 2010, we completed the sale of our Silvertip Project to Silvercorp for cash consideration of $7,125,000 (C$7,500,000) with net proceeds of $6,927,000.

We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds. We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low

Operations

Pirquitas Mine, Argentina

During the year ended December 31, 2010, we processed 1,255,261 tonnes of ore at an average milling rate of 3,439 tonnes per day. This ore contained silver head grades of 233 grams/tonne and achieved recoveries of 65.2% . The average cash production cost per ounce, which includes direct production expenses net of by-products was $12.16. The average cash operating cost per ounce, which includes third party smelting, refining and transportation costs, royalties and production taxes, was $18.03. Total production cost per ounce including depreciation, depletion and amortization was $22.32.

The following information was recorded in each of the quarters ended:

					2010	2009
	YTD	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec*

Tonnes milled	1,255,261	313,051	320,174	345,661	276,375	110,767
Silver head grades (g/t)	233	267	283	240	129	262
Silver recoveries	65.2%	76.3	66.3	63.7	53.2	58.4
Silver produced (ounces)	6,302,140	2,067,438	1,932,978	1,692,466	609,258	545,600
Silver sold (ounces)	5,936,657	1,621,363	2,316,447	1,091,911	906,936	460,100

Revenue (000s)	$112,256	45,077	41,557	14,091	11,531	5,442

Average realized silver price (per ounce)	$20.92	26.93	19.43	18.12	17.43	17.49
Average London spot silver price (per ounce)	$20.16	26.43	18.96	18.32	16.76	17.67

Cash production cost (per oz)	$12.16	9.47	10.42	11.27	29.32	8.98
Cash operating cost (per oz)	$18.03	16.07	16.94	14.98	36.61	16.57
Total production cost (per oz)	$22.32	18.82	20.76	19.24	47.69	20.30

* statistics for December 31, 2009 are for only the month of December 2009, following the commencement of commercial production.

We continued to see improved silver production at our Pirquitas Mine quarter over quarter in 2010 since the completion of the commissioning phase on December 1, 2009. During the fourth quarter, we produced 2,067,438 ounces of silver, compared to 1,932,978 ounces in the third quarter, 1,692,466 in the second quarter and 609,258 in the first quarter. This brought total production for the year to 6,302,140 ounces. The improving trend in production is due to improved recoveries and higher grade zones in the fourth quarter. With the increase in production and resulting silver sales, the Pirquitas mine reached an important milestone of being cash positive from the third quarter until the end of the year.

Cash production cost per ounce declined through 2010, from $29.32 per ounce for the first quarter down to $9.47 per ounce in the fourth quarter. This has been achieved through increased production and recoveries whilst maintaining consistent operating costs. Cash operating costs on a per ounce basis were higher in the third and fourth quarters than the second quarter primarily due to escalating deductions and refining charges driven by increased silver prices. Total production costs mirror this trend through 2010.

The open pit mine operated well with 4,360,000 tonnes (47,000 tonnes per day) being mined in the fourth quarter, which exceeded each of the first three quarters of the year which averaged approximately 43,000 tonnes per day. This is in line with the project design assumptions.

The mill feed consisted primarily of transitional ore until September when sulphide ore from the open pit was fed continuously into the process plant for the first time. This represented a key milestone for Pirquitas, as the pit sulphide ore represents the life of mine feed for the project. The metallurgical response to the sulphide ore has been in line with expectations and overall silver recovery rates are achieving feasibility study expectations.

Commissioning of the gravity pre-concentration stage commenced near the end of the third quarter and results have been encouraging. This has lifted the required crushing throughput rate from 4000tpd to 6000tpd, and the crushing circuit is in the process of being de-bottlenecked to consistently achieve the additional throughput, and the level of upgrading exhibited from the process is in line with expectations. Proof of concept for silver recovery has been achieved as a result.

We expect production for 2011 to be approximately 8.5 million ounces of silver at an average cash production cost of $9.00 per ounce of silver (net of by product credits), average cash operating cost of $15.00 per ounce and $19.00 per ounce total production costs. Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

With the continuous processing of sulphide ore now established, the zinc flotation circuit was re-commissioned and we are now making separate silver and zinc concentrates, with the first sales of zinc concentrate expected in early 2011. We expect to produce approximately 10 million pounds of zinc in 2011. Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

The tin circuit has been proven capable of producing a tin concentrate but despite being able to produce a high grade saleable gravity tin, the tin recovery rate is low. Test work is being conducted at a number of laboratories globally, with the objective to improve the tin recovery while maintaining a good final concentrate tin grade. We will advise through 2011 progress on the tin circuit.

A total of $1,609,000 was spent on approximately 9,000 meters drilling at Pirquitas during the second half of 2010. The majority of the diamond drill holes tested for the continuation of silver-tin-zinc mineralization beneath the designed bottom of the current open pit. The results of the 2010 drilling campaign are deemed to be sufficiently positive to justify a follow-up drilling program in 2011, likely to be completed in the first half of the year. We will continue drilling at Pirquitas and include results in an updated reserves and resources statement in the second half of 2011.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in the Federal Court of Jujuy Province for the repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. The court granted an order effective September 29, 2010 to cease payment of the export duty pending the courts determination of the legality of export duty. Up to December 31, 2010 the Pirquitas mine has paid $6,646,000 in export taxes on concentrate sales and accrued for an additional $3,095,000 since we received the order to cease payment. The export tax expense has been recorded within cost of sales until a resolution is reached, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the full amount.

Exploration

San Luis, Peru

A total of $6,414,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $5,364,000 in 2009 and $6,549,000 in 2008. The feasibility study on placing the project into production was completed in June 2010.

With the completion of the feasibility study, we had vested a 70% interest in the San Luis Joint Venture. On February 28, 2011 we reached an agreement to acquire the remaining interest in the project from our joint venture partner Esperanza Resources Corp. Upon completion of the acquisition we will own 100% of the San Luis project.

During the year, we continued to negotiate long-term land access agreements; submitted the Environmental Impact Study (“EIS”); and worked on the strategy for project execution. In 2011, we will finalize the long-term land access agreements and the EIS to enable a construction decision. Presently, the San Luis project comprises proven and probable mineral reserves of 0.21 million ounces of gold and 5.1 million ounces of silver.

Pitarrilla, Mexico

A total of $17,684,000 was spent in 2010 at the wholly-owned Pitarrilla Project located in Durango, Mexico, compared to $4,304,000 in 2009 and $17,866,000 in 2008. As with the San Luís Project, most of this amount was spent on a feasibility study that was initiated in the first quarter of 2010 to evaluate the economic viability of sulphide mineralization extraction.

A diamond drilling program was completed in the first half of the year to provide geotechnical information that was incorporated in the feasibility study. The only other exploration work that was completed on the property in 2010 consisted of a program of multiple-method geophysical surveying over the area covering the known silver deposits. Four different methods of geophysical analysis were employed by the surveys, with the objective being to determine which methods are able to detect deeply buried, sulphide-associated silver mineralization of the form and extent found at Pitarrilla. Not only were some of the survey methods successful in outlining the the main body of sulphide mineralization of the Breccia Ridge deposit, but they also identified two additional zones of anomalous geophysical response which may represent untested bodies of sulphide-associated mineralization that will be targeted by future drilling, possibly to be done in 2011.

Beginning in the first quarter of 2011, we will be conducting a re- evaluation of the technical and economic merits associated with the mining and processing of oxidized silver resources that exist in four of the mineralized zones at Pitarrilla. The ultimate goal of the program is to define sufficient near-surface reserves to support a staged development of the Pitarrilla mineral system, where open-pit mining and ore processing of the oxide reserves would be conducted concurrently with the development of the Breccia Ridge underground sulphide reserves.

Pitarilla has probable mineral reserves of 91.7 million ounces of silver, measured and indicated resources of 643.5 million ounces of silver and inferred resources of 82.2 million ounces of silver.

Diablillos, Argentina

A total of $2,217,000 was spent at the wholly-owned Diablillos silver-gold project located 275 kilometers south of the Pirquitas Mine in northwestern Argentina, compared to $1,656,000 in 2009 and $5,663,000 in 2008.

These expenditures were spent primarily on engineering and metallurgical studies done as part of a preliminary economic assessment (“PEA”) of the project that is to be completed in the first quarter of 2011. We are evaluating the economic viability of an open-pit mining scenario with a conventional milling operation and heap-leach processing of some portion of the deposit. A preliminary metallurgical program to assess the heap-leaching characteristics of the mineralization at Diablillos has already been completed and additional leach test work has been planned for 2011.

Diablillos has indicated mineral resources that total 640,000 ounces of gold and 77.1 million ounces of silver, with additional inferred resources totalling 187,000 ounces of gold and 6.3 million ounces of silver. These resources are based on a $10 recovered metal values cut-off, a gold price of $700/oz with a recovery rate of 65%, and a silver price of $11/oz with a recovery rate of 40%.

San Agustin, Mexico

A total of $1,109,000 was spent at the wholly-owned San Agustin project located in Durango State, Mexico compared to $466,000 in 2009 and $nil in 2008. A comprehensive program of geophysical surveying was completed over most of the property; the main objective was to outline zones of anomalous geophysical response that could indicate the lateral and downwards continuation of known low-grade gold-zinc-silver mineralization. The geophysical surveys were also designed to assess the property’s potential for hosting bodies of relatively high-grade polymetallic mineralization.

In addition, a study to evaluate the economic potential of heap-leach processing of oxidized, near-surface gold mineralization was completed in 2010. A portion of the 5,000-meter diamond drilling program that has been planned for 2011 is designed with the objective of expanding the ‘oxide’ gold resource. Detailed metallurgical studies will also be undertaken in 2011 and will focus on the gold recovery characteristics of the oxide mineralization.

Presently, the San Agustin project comprises indicated mineral resources of 1.59 million ounces of gold and 47.9 million ounces of silver along with inferred resources of 1.06 million ounces of gold and 37.0 million ounces of silver.

Nazas, Mexico

A total of $1,336,000 was spent during 2010 ($nil in 2009 and 2008) at our 100% owned Nazas project which is centered about 18 kilometers east of our Pitarrilla project. A major portion of this amount is represented by acquisition costs for mineral rights to four claims and the initial cash payment made towards an option-to-purchase deal covering the Navidad claim that lies at the core of this large property (236 square kilometers). The center of our interest at Nazas is an extensive system of epithermal quartz veins, several of which are mineralized with gold and/or silver, as well as the potential at depth for sulphide-associated silver mineralization similar to that found at the Pitarrilla project.

Our exploration of the Nazas property was initiated in the second half of 2010 and involved geological mapping, rock sampling and a comprehensive program of geophysical surveying with four different survey methods being performed. The geophysical surveying will continue into the first quarter of 2011, and will be followed by a 7,500- meter diamond drilling campaign.

Snowfield and Brucejack, Canada

The Snowfield and Brucejack projects, which are both located in northwestern British Columbia, were wholly-owned by the Company until their sale on December 21, 2010 to Pretium for total consideration of C$450 million. We retained an ownership interest of 41.27% as at December 31, 2010 (which subsequently increased to 42.31% following the conversion of the unpaid portion of the promissory note on January 31, 2011).

Prior to their sale in December 2010, a combined total of $21,540,000 was spent at both projects in 2010, compared to $10,345,000 in 2009 and $4,643,000 in 2008.

During the year, we completed a 17,976-meter diamond drilling program at Snowfield, which was successful in expanding known gold-copper mineralization to the south and southeast where higher copper concentrations were encountered (see August 26, September 30 and October 14, 2010 press releases for details). Most of the newly defined mineralization occurs in areas previously classified as waste in the National Instrument 43-101 compliant Preliminary Assessment that was completed during the third quarter and issued on September 13, 2010. This report, which did not include results from the 2010 drilling program, examined the benefits of a mining project that combined the mineral resources outlined at Snowfield with those delineated on the adjacent Brucejack property.

Last year we also completed a 33,100-meter diamond drill program on the Brucejack property which lies immediately south of the Snowfield claim group. This drilling program was successful in expanding the Bridge Zone, a major zone of gold- and electrum-bearing disseminated and stringer pyrite mineralization. In addition, the 2010 drilling was able to expand zones of relatively high-grade, quartz vein-associated gold mineralization previously identified at the Galena Hill and West Zones.

Non-GAAP Financial Performance Measures

We use the non-GAAP measures of cash production cost per ounce, cash operating cost per ounce of silver, total cash cost per ounce of silver and total production cost per ounce of silver to manage and evaluate operating performance. Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning and are non-GAAP measures. We believe that these measures, in addition to GAAP measures, will be used by investors to evaluate our performance and future ability to generate cash flows.

The following tables set forth selected financial and operating data from our consolidated financial statements and should be read in conjunction with those statements:

	2010	2009
		December (1)

Production Data (2)
Tonnes milled	1,255,261	110,767
Silver head grades (grams/tonne)	233	262
Silver recoveries	65.2%	58.4%
Silver produced (ounces)	6,302,140	545,600
Silver sold (ounces)	5,936,657	460,100

Revenues (3) ($000s)	$112,256	$5,442

Average realized silver price (per ounce)	$20.92	$17.49

Average London spot silver price (per ounce)	$20.16	$17.67

Cash cost per ounce of silver (4)

Cash production cost	$12.16	$8.98
Cash operating cost	$18.03	$16.57
Total production cost	$22.32	$20.30

(1)	The Pirquitas mine commenced production on December 1, 2009. As a result, 2009 was our first year of reported revenues and production data.
(2)	Since December 1, 2009, the tonnes milled were primarily oxide and sulphide ore until September 2010 after which tonnes milled were primarily sulphide ore.
(3)	Revenues are reported net of deductions, treatment and refining charges.
(4)

The calculation of cash production cost, cash operating cost and total production cost per ounce of silver is net of by-product sales for the year ended December 31, 2010 of $204,000 (2009: $nil). See Item 5.B. “Liquidity and Capital Resources” – “Non-GAAP Financial Performance Measures”.

	2010	2009	2008
Other financial information	$(000)	$(000)	$(000)
Revenue	112,256	5,442	-
Net earnings (loss)	346,239	(13,193)	-
Basic earnings (loss) per share	4.44	(0.19)	(0.09)
Diluted earnings (loss) per share	4.42	(0.19)	(0.09)

Cash and cash equivalents	232,311	26,659	72,013
Total assets	1,262,017	749,925	567,905
Working capital	303,844	24,515	41,486
Long-term convertible notes	118,203	110,739	104,046
Cash dividends declared	-	-	-

The following table provides a reconciliation to cost of sales, as reported in our Consolidated Statement of Earnings (Loss):

	2010		2009
	$(000)	$/oz	$(000)	$/oz

Cost of Sales	75,971		5,926
Inventory adjustment	879		(1,022)
Direct production expenses	76,850	12.19	4,904	8.99
By-product credits	(204)	(0.03)	(3)	(0.01)
Cash production costs	76,646	12.16	4,901	8.98
Third party smelting, refining and transportation costs	26,792	4.25	3,452	6.33
Royalties & production taxes	10,192	1.62	685	1.26
Cash operating costs	113,630	18.03	9,038	16.57
Depreciation per income statement	18,733	2.97	-	-
Depletion/amortization per income statement	7,594	1.20	2,039	3.74
Depletion, depreciation and amortization in inventory adjustments	(431)	(0.07)	-	-
Reclamation	1,149	0.18	-	-
Total production costs	140,675	22.32	11,077	20.30

Production (ounces)	6,302,140		545,600

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

We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low. At December 31, 2010, there were no significant concentrations of credit risk outside of government bonds and no amounts were held as collateral.

During 2010, we sold all of our concentrate production to one customer. Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low. We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, we negotiated a revision to the coupon rate on the Aurcana debenture receivable from 3% per year to 1.5% in the first year and 4% per year thereafter. As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable. All interest payments have been received in 2010 so no further write-downs have been recorded.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage. We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have applied to the Argentinean government to begin to recover our VAT.

Our maximum exposure to credit risk in thousands of USD at December 31, 2010 is as follows:

	2010	2009
	$	$
Cash and cash equivalents	232,311	26,659
Accounts receivable	30,323	6,238
Convertible debenture receivable	6,794	5,606
Value added tax recoverable	70,782	54,095
	340,210	92,598

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

Contractual obligations

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business. The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments, in thousands of USD, at December 31:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	32,132	-	-	-	32,132
Asset retirement obligations	952	2,595	1,674	21,421	26,642
Long-term convertible note repayments i)	-	138,000	-	-	138,000
Interest on convertible notes i)	6,210	15,525	-	-	21,735
Capital expenditure commitments ii)	874	210	-	-	1,084
Operating expenditure commitments	8,332	8,854	-	-	17,186
Minimum rental and lease payments	520	678	-	-	1,198
	49,020	165,862	1,674	21,421	237,977

i)

Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

ii)	Subsequent to year end we have entered into a capital expenditure commitment for $11.4 million which is expected to be paid during 2011.

Our operating expenditure commitments relate to contracts entered into in the normal course of business for ongoing mining operations at our Pirquitas mine.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than our functional currency which is the United States dollar. Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar, in thousands of USD, is as follows:

	December 31, 2010
	Cash and cash			Accounts
	equivalents and	Convertible	Value added	payable and
	restricted cash	debenture	tax recoverable	accrued liabilities
	$	$	$	$
Argentinean peso	9,588	-	70,775	(13,044)
Australian dollar	151	-	-	(12)
Canadian dollar	164,557	7,180	-	(5,984)
Mexican peso	487	-	7	(219)
Peruvian soles	278	-	-	(638)
	175,061	7,180	70,782	(19,897)

During the year, we recognized a foreign exchange gain of $1,239,000 (2009 – $4,993,000; 2008 -$200,000). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $23,313,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents earn interest based on market rates. Our convertible debenture receivable and long-term notes have fixed interest rates and are not therefore exposed to significant interest rate risk.

As at December 31, 2010, the weighted average interest rate of our cash equivalents investment was 0.89% (2009 - 0.08%) . With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $613,000 (2009 - $643,000).

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, tin, and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

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

F.	Tabular Disclosure of Contractual Obligations

See Item 5.B. “Liquidity and Capital Resources” – “Contractual Obligations”.

G.	Safe Harbor

See “Note Regarding Forward-Looking Statements”.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists, as of March 30, 2011, the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and each director will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 30
Our Directors and Senior Management

	Position with Silver	Date of First
Name	Standard	Appointment	Age
A.E. Michael Anglin (5)	Director	August 2008	56
John R. Brodie, FCA (1)(2)(3)	Director	January 2006	66
Richard C. Campbell, MBE (1)(4)(5)	Director	August 2008	64
David L. Johnston (1)(4)(5)	Director	May 2000	71
Richard D. Paterson (2)(3)	Director	August 2008	68
Peter W. Tomsett (1)(2)	Director and Chairman	November 2006	53
John Smith	Director, President and Chief Executive Officer	August 2010	54
Joe Phillips	Senior Vice President, Operations and Development	March 2011	59
Tom S.Q. Yip (1)	Vice President, Finance and CFO	July 2007	53
W. John DeCooman (1)	Vice President, Business Development	June 2009	41
David L. Smith (1)	Vice President, Human Resources	December 2009	45
Kristen G. Riddell (1)	Vice President, Corporate Secretary and General Counsel	October 2009	39

(1)	Resident of Canada
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Member of the Safety and Sustainability Committee

Our Board of Directors and Senior Management

The following is a brief description of the business experience and principal business activities of our directors and senior management:

A.E. Michael Anglin

Mr. Anglin has been a member of our Board of Directors since August 2008, and from January 19, 2010 until August 6, 2010, served as our interim President and CEO. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

John R. Brodie, FCA

Mr. Brodie is our audit committee financial expert and the Chair of our Audit Committee. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Ag Growth International Inc., Far West Mining Inc., Western Coal Corp. and Wildcat Silver Corp.

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

John Smith

Mr. Smith has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and has spent the last 18 years with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA with Distinction from Aberdeen University

Joe Phillips

Mr. Phillips is an international mining executive with over 38 years of experience in development and operation of mining projects. He has lived and worked in 12 countries on four continents and has worked in the large scale development and production of gold, silver, phosphate, coal and aggregates. Most recently, as the Senior Vice President of Project Development for Pan American Silver, Mr. Phillips directed the construction, startup and operation of three mines and expansion of a fourth. Mr. Phillips graduated from the Colorado School of Mines in Geological Engineering and did graduate studies in Business Administration at the University of South Florida. He is a registered Professional Engineer and a former director of the Chamber of Mines of both Mexico and Chile.

Tom S.Q. Yip

Mr. Yip has served as our Vice President, Finance and Chief Financial Officer since July 2007. Prior to joining Silver Standard, Mr. Yip held the position of Vice-President and Chief Financial Officer at Asarco, LLC from May 2006 to June 2007. He also worked for 20 years at Echo Bay Mines Ltd. and served as its Vice-President, Finance and Chief Financial Officer before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

W. John DeCooman

Mr. DeCooman’s experience prior to joining Silver Standard in 2009 includes over 15 years of mining project finance and advisory responsibilities at Deutsche Banc, Alex Brown and Standard Bank, as well as corporate positions in finance, business development and exploration. Mr. DeCooman holds a Bachelor of Science degree from The Pennsylvania State University and a Master of Science degree from the Colorado School of Mines.

David L. Smith

Mr. Smith has served as our Vice President, Human Resources since December 2009. Prior to joining Silver Standard, Mr. Smith held the position of Director of Human Resources – Russia for Kinross Gold Corporation. Mr. Smith has also held management positions with Barrick Gold Corporation and Motorola Inc. Mr. Smith holds a Bachelor of Arts degree from Brock University.

Kristen G. Riddell

Prior to joining Silver Standard, Ms. Riddell held the positions of Corporate Secretary with Skye Resources Inc. and Legal Counsel and Corporate Secretary with Pan American Silver Corp. She has served as legal counsel for other public companies, including Placer Dome Inc., and Westport Innovations Inc. She holds a Bachelor of Arts and Bachelor of Laws degree from the University of Manitoba, and is a member of the Society of Corporate Secretaries and Governance Professionals.

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

As at December 31, 2010, the end of the most recently completed financial year of the Company, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below. In addition, we have included in the tables, Dr. Robert A. Quartermain, who served as our President and Chief Executive Officer until January 19, 2010, and A.E. Michael Anglin who served as our interim President and Chief Executive Officer from January 19, 2010 until August 6, 2010.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

The Company recognizes that people are our primary asset and our principal source of competitive advantage. The success of the Company depends upon a group of highly qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly skilled and motivated executives greatly enhance the Company’s ability to produce superior results for its shareholders and to be a leader within its industry. In 2010, the Company adopted an Executive Compensation Philosophy, the purpose of which is to detail the Company’s goals, principles and limitations in regard to executive compensation. This philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions. Executive compensation at the Company is performance-based, driven by the achievements of the individual and the Company.

The goal for the Company’s executive compensation program is to provide a total compensation package that is competitive in the industry, flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is very labor competitive and this situation may continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As the Company transitions from an exploration stage company to an operating mining company, the necessary experienced talent will primarily be drawn from mid-tier and senior producer companies within the mining industry.

In order to accomplish its goals and to ensure that the Company’s executive compensation program is consistent with its stated mission and strategy, the Board of Directors has approved the following philosophy statements: (1) The Company will provide a competitive and flexible compensation program that will attract, motivate and retain the highly qualified individuals necessary to grow our business. Our desire is to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their efforts; and (2) Compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established metrics/formulae.

There are four components to the Company’s “pay-for-performance” system: base salary; short term incentive compensation; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary must be considered in the context of the total compensation package. Generally, we will target to be competitive within the defined peer group and market place where we compete for talent. Salaries are reviewed annually and base salary may be adjusted based on changes within the competitive market of our peer group, an individual’s evaluated performance and his or her direct manager’s assessment.

Short-term Incentive – The objective of the short term incentive program at the Company is to put variable pay at risk, motivate the executive to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan. The short-term incentive plan is based on the achievement of both corporate and individual goals. Corporate goals are derived from the Company’s annual business plan and are typically 5 - 7 in number. Bonuses are scaled depending on actual performance compared to the business plan expected performance. Individual goals for senior management are developed by the CEO for his direct reports and are typically 2 – 3 in number. Individual goals for the CEO are developed by the Board of Directors. As we continue our transition to an operating company, we will continue to strive to provide superior compensation for employees who deliver superior results.

Long-Term Incentive (LTI) – The objective of the LTI program is to ensure the appropriate level of long-term reward/risk to motivate executive performance and provide retention of senior management. Previously our LTI program consisted of only Company stock options. In 2010 our Board of Directors approved a new LTI program, commencing in January of 2011. The new LTI program for our executive participants includes Performance Share Units (PSU’s) in addition to stock options. The PSU’s are intended to bring better alignment of executive risk/rewards measured by total returns to the Company’s shareholders relative to our defined peer group. Under the new LTI plan, executive participants will be eligible for PSU grants on an annual basis, subject to Board approval. The PSU's will have a three year cliff-vesting period and the potential payout, at the end of the period, will range from 0 to 200% of the initial grant, depending on results. The payout will be based on a “Total Shareholder Return” calculation, at the end of the three year vesting period, measured against the Total Shareholder Return of our defined peer group. The peer group has been established by the Board of Directors and will be reviewed annually for continued appropriateness.

Under the Company’s Stock Option Plan, grants are made annually at market price of the underlying stock and the options vest one-third annually on the first, second and third anniversaries of grant. The Board currently grants stock options with a term of seven years.

Under the Company’s new LTI plan, both PSU and stock option grants will be equal in dollar terms and the total value will be based on the individual’s position in the Company and the individual’s base salary.

Non-cash Compensation – In addition to the programs outlined above, executives at the Company will be eligible to participate in company provided Health and Welfare benefits, annual medical screenings, Retirement Savings Programs (Defined Contribution), paid time off and other perquisites. The Company reviews these benefits to ensure competitiveness on a periodic basis.

Named Executive Officer Compensation

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award and a long-term incentive award and non-cash compensation. We have commenced transitioning from an exploration company to an operating mining company and have not traditionally had revenue; accordingly, our prior compensation program was developed for a company without revenue and was designed to provide maximum flexibility in determining executive compensation. In general terms, our new compensation program is intended to operate in an integrated manner to meet our objectives. Previously, in circumstances where we considered it prudent to conserve cash by paying salaries and awarding short term incentive bonuses in lower amounts than would otherwise be the case, we paid higher long term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program continued to be met.

The production and related revenue from Pirquitas in 2010 demonstrates our transitioning towards that of an operating mining company. With the assistance of external compensation consultants, in 2010 we designed a new compensation program which combines elements of our existing program and components appropriate for companies of similar size and scope of operations. Our goal is to align our compensation plan closer to that of similar sized producers to ensure we can attract and retain executive level talent. This new plan is comprised of the same core elements and adds new elements in LTI, but adjusts the balance of each element, while improving appropriate levels of risk / reward for both the Company and participants. The components of our 2010 Named Executive Officer Compensation Program are described below.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain Named Executive Officers that can contribute to our growth and to our transition from an exploration company to an operating mining company. During the last several years, competition among resource companies for skilled executive officers has been intense and the base salaries of newly hired Named Executive Officers have been established through negotiation in the market place. Base salary levels for each year are determined in March and are used to retain Named Executive Officers that contribute throughout the year to our growth and transition to an operating mining company. For 2010, base salaries for each Named Executive Officer were reviewed by our Compensation Committee and changes were approved by the independent members of the Board, in consultation with our CEO and based on discussion, analysis and review of data provided by the Hay Group on our relative peer group of companies and the PwC Canadian mining survey. In 2010, our Compensation Committee established and reviewed our peer group of companies, with which to benchmark the base salaries of our Named Executive Officers. In mid-2010, a base salary increase was awarded to our newly appointed COO, George Paspalas to reflect the elevation of his role within the Company. In March 2010, base salary increases were awarded to the Named Executive Officers to reflect changes in the labor market, changes in our compensation structure and our transition to an operating mining company. The Company will continue to monitor relevant market data and our peer group, to ensure competitiveness of our base salaries for Named Executive Officers.

On August 1, 2010, the Board of Directors appointed John Smith as the Company’s President and Chief Executive Officer, and determined Mr. Smith’s compensation to include a base salary of C$625,000 annually and a short-term incentive target of 100% of base salary (actual payout will range from 0% to 200% of target based on results). Mr. Smith’s annual long-term incentive target will be 200% of base salary, comprised of 50% in Stock Options and 50% in Performance Share Units. Mr. Smith will be a member of the board of directors but will not receive any fees for his role as a director.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize such individuals for the following year. The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO. The target annual short term incentive award ranges from 50% to 100% of base salary (actual payouts can range from 0 to 200% of Target) for the Named Executive Officers. Cash bonuses were awarded to our Named Executive Officers, based on the Company’s achievement of corporate objectives as well as their own personal objectives that were established at the start of the year, as determined by our CEO and the Compensation Committee. For the Named Executive Officers, the short term incentive awards are weighted 70% for corporate objectives and 30% for personal objectives.

The Company’s corporate targets for 2010 were measured and based on the following factors: production of ounces of silver at the Pirquitas Mine; budgeted production costs; completion of feasibility studies and financing plans for certain of our mineral projects; exploration reserves increase; implementation of our “Safe for Life” program across the Company; and a reduction in environmental and community relations incidents. In 2010, it was determined that the Company achieved 84.8% of its corporate objectives out of a possible 100%. The Company overachieved on its safety and exploration objectives, but did not achieve full expectations on production, production cost, feasibility study and financing plans preparation, community relations and environmental objectives. The Named Executive Officers achievement of personal objective ranged from 75% to 200% of target.

For 2010, the Compensation Committee monitored and made improvements to the established short-term incentive award program that sets objective and subjective corporate performance goals and personal performance goals for all Named Executive Officers. These improvements focused on timing of the objectives-setting process and the format of how goals are measured. Annual performance objectives are established through consultation amongst the CEO, Named Executive Officers and the Compensation Committee, for final approval by the Board. The Compensation Committee will also review personal objectives for the CEO and recommend them to the board of directors for approval.

Long Term Incentive Awards

In 2010, the Compensation Committee approved a new long-term incentive approach which, as described above, utilizes both stock options and Performance Share Units. Stock options are used to retain our Named Executive Officers while aligning their interest with those of our shareholders by providing incentive to grow the Company and increase the wealth of our shareholders, through an increase in our share price. The vesting schedule for our stock options is currently as follows: 1/3 of options granted vest one year after the date of grant; 1/3 of options vest two years after the date of grant; and the final 1/3 of options vest three years after the date of grant. Also in 2010, the Compensation Committee amended the term of the stock options granted on a going-forward basis from 10 years to 7 years to better align with market practices. The changes to our compensation program were designed to reflect our transition to an operating mining company and to provide a more balanced approach to compensation as well as establish an appropriate level of risk/reward for executive participants and the Company.

In January of 2011, stock options and PSU’s were granted to our Named Executive Officers. The number of options granted to each Named Executive Officer was reviewed by the Compensation Committee and approved by the Board, in consultation with our CEO. The Compensation Committee recommended the grant of options after discussion without formal objectives, criteria or analysis, but with taking into account individual performance, targets under our new approach to LTI, participant’s ability to contribute to our long term growth and the need to retain our Named Executive Officers. The Compensation Committee also approved a one-time transition award of PSU’s for executive participants, to address the transition to the new LTI approach and differences in vesting schedules for PSU’s from stock options. This one-time award was granted in Performance Share Units, with a two year cliff vesting schedule and the grant amount was amount equal to 100% of each participant’s base salary.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2006, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

	2006	2007	2008	2009	2010
For the financial years ended
Common Shares of Silver Standard Resources Inc.	100.00	100.70	54.33	64.25	77.68
S&P / TSX Composite Total Returns Index	100.00	109.83	73.58	99.38	116.87

Under our existing compensation program, base salary and short-term incentive awards for each year are determined in March in conjunction with the assessment of our previous year-end results. Long-term incentive awards for each year are determined in January for all executive participants, to align with the start of the measurement period for PSU’s and adhere to appropriate taxation regulations. From 2004 to mid-2007, of our Named Executive Officers, only Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton were employed by us. During this period their compensation (base salary, short term incentive awards and long term incentive awards) increased with the trend for this period in the above graph. Midway through 2007, Tom S.Q. Yip and George N. Paspalas became executive officers and their base salary and long term incentive awards were determined by competitive compensation levels then prevailing in the market place. In December 2007, the base salaries of our Named Executive Officers increased due to the continued competition for skilled executive officers though the trend of the above graph remained flat. For this period, short term incentive awards and long term incentive awards decreased from prior years for Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton (George N. Paspalas and Tom S.Q. Yip were not employed during the comparative period), while the trend line in the above graph remained flat. In December 2008, base salaries for our Named Executive Officers were not increased and short term incentive awards were decreased due to the global financial crisis in keeping with the downward trend of the above graph.

In order to retain key employees through the global financial crisis, long term incentive awards were increased during that period in contrast to the downward trending graph. In mid-2009, base salary increases were awarded to the VP Exploration and the Senior VP Corporate Development in keeping with the upward trend in the graph. In December 2009, base salary increases were not awarded to the Named Executive Officers as the Company was in the process of reviewing its total executive compensation program and establishing a compensation peer comparator group. This group of peer companies is evaluated on a periodic basis by the CEO, with input from the Company’s operations leadership, corporate development group, independent compensation consultants, the VP of Human Resources and the Compensation Committee, who, in turn, recommend the peer group for approval by the Board. In 2010, the salaries of Named Executive Officers were increased to reflect our changing status and the increasingly competitive market for talent.

Option-Based Awards

Prior to adapting our new compensation program, the granting of stock options was based on discussion by our Compensation Committee, in consultation with our CEO, taking into account market conditions and prior option grants. The Compensation Committee, in consultation with our CEO, periodically assesses our stock option plan and recommends any proposed amendments to our Board of Directors for approval. In accordance with the Toronto Stock Exchange requirements, our shareholders are required to reapprove the stock option plan every three years.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for our most recently completed fiscal year. The salaries for the Named Executive Officers are stated in US dollars, but are paid in Canadian dollars.

Name and principal position	Year	Salary ($) (1)	Option-based awards ($) (11)	Non-equity incentive plan compensation ($)		All other compensation(8) ($)	Total compensation ($)
				Annual incentive plans(7)	Long- term incentive plans
John Smith President and CEO	2010 2009 2008	252,856 N/A N/A	5,243,314(3) N/A N/A	291,290 N/A N/A	Nil N/A N/A	48,548 N/A N/A	5,836,008 N/A N/A
A.E. Michael Anglin (9) Interim President and CEO	2010 2009 2008	288,004 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	165,064(9) N/A N/A	453,068 N/A N/A
Dr. Robert A. Quartermain President and CEO	2010 2009 2008	122,264 372,154 398,687(2)	Nil 1,480,736(5) 1,167,917(6)	Nil Nil 93,809	Nil Nil Nil	1,156,223(10) 11,837 12,117	1,278,487 1,864,727 1,672,530
Tom S.Q. Yip Vice President, Finance and CFO	2010 2009 2008	268,958 227,671 243,902(2)	Nil 473,730(5) 233,583(6)	172,754 60,967(7) 23,452	Nil Nil Nil	59,229 10,552 10,347	500,941 772,920 511,284
George N. Paspalas Senior Vice President, Operations	2010 2009 2008	349,953 280,210 300,188	443,339(4) 1,274,080(5) 934,334(6)	109,719 190,280(7) 79,737	Nil Nil Nil	590,633(10) 21,804 20,828	1,493,644 1,766,374 1,335,087
Joseph J. Ovsenek Senior Vice President, Corporate Development	2010 2009 2008	316,536 251,022 257,974(2)	Nil 1,274,080(5) 934,334(6)	238,849 131,320(7) 79,737	Nil Nil Nil	107,777 9,030 9,674	663,162 1,665,452 1,281,719
Kenneth C. McNaughton Vice President, Exploration	2010 2009 2008	252,452 186,806 187,617(2)	Nil 888,791(5) 389,306(6)	186,234 70,041 46,904	Nil Nil Nil	109,962 11,675 11,944	548,648 1,157,313 635,771

(1)

Named Executive Officers are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.0299 for 2010, 1.142 for 2009 and 1.006 for 2008. Base salaries were: Mr. Smith C$260,000 (2009 and 2008 – nil); Mr. Anglin C$297,000 (2009 and 2008 – nil); Mr. Quartermain C$126,000 (2009 - $425,000; 2008 - $425,000); Mr. Yip C$277,000 (2009 – C$260,000; 2008 - C$260,000); Mr. Paspalas C$360,000 (2009 – C$320,000; 2008 – C$320,000); Mr. Ovsenek C$326,000 (2009 - C$286,667; 2008 - C$275,000) and Mr. McNaughton C$260,000 ($2009 – C$213,333; 2008 – C$200,000). Base salaries for Messrs. Smith, Anglin and Quartermain represent amounts paid for their period of service during the year.

(2)

A portion of the salaries of certain of the Named Executive Officers was recovered from a related company under a management services agreement. The management services agreement was terminated during the year ended December 31, 2008

(3)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of August 13, 2010 with a grant price of C$17.38/share, an expected volatility of 53%, an average risk-free interest rate of 2.96% and an expected life of the option of 6.5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(4)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of June 4, 2010 with a grant price of C$18.99/share, an expected volatility of 53%, an average risk-free interest rate of 2.85% and an expected life of the option of 6.5 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(5)

Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 16, 2009 with a grant price of C$24.41/share, an expected volatility of 55%, an average risk-free interest rate of 2.8% and an expected life of the option of 6.1 years. We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies. Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(6)

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

(7)

Includes the payment of special recognition bonus payments in 2009 of C$92,000 to Mr. Paspalas for the construction completion of the Pirquitas Mine, and C$20,000 to Mr. Ovsenek and C$7,500 to Mr. Yip for financing activities. Annual Incentive bonus awards for the 2010 fiscal year were determined and paid to the Named Executive Officers in 2011.

(8)

All Other Compensation for Named Executive Officers is comprised of payments for membership fees, car allowance, term life insurance payments and group registered retirement savings plan (“RRSP”) payments made by us on their behalf, as applicable. In 2010 includes payments with respect to participation in the Pretium Resources Inc (“Pretium”) Initial Public Offering whereby the company matched the executives purchase of Pretium common shares at a rate of 1 for 2 shares purchased up to a limit of C$50,000 for Messrs. Smith, Yip and Paspalas and up to C$100,000 for Messrs. Ovsenek and McNaughton.

(9)

Mr. Anglin was the interim CEO from January 19, 2010 until August 6, 2010, when Mr. Smith joined the Company. Mr. Anglin received $288,004 for services as interim CEO and $165,064 for services as a Director, which is disclosed under Directors’ Compensation, below.

(10)	Includes termination or resignation payment per agreement, vacation payout, memberships and group registered savings plan.
(11)	There were no general option-based awards made in 2010 to Named Executive Officers as the Company transitioned to the new LTI program commencing on January 1, 2011.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2010. Our Named Executive Officers do not have any outstanding share-based awards.

Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options(1) ($)
John Smith	500,000	17.38	Aug 13, 2020	5,243,314(4)
A.E. Michael Anglin	50,000	29.02	Aug. 7, 2013	-
Dr. Robert A. Quartermain	200,000 400,000 100,000 100,000 125,000	21.30 35.34 36.14 11.50 24.41	July 27, 2011 Dec. 12, 2011 Jan. 19, 2012(5) Jan. 19, 2012(5) Jan. 19, 2012(5)	1,309,069 - - 1,639,855(2) 427,307(3)
Tom S.Q. Yip	150,000 50,000 30,000 40,000	38.88 36.14 11.50 24.41	July 17, 2012 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	- - 491,957(2) 136,738(3)
George N. Paspalas	200,000 50,000 95,000 107,500 50,000	40.62 36.14 11.50 24.41 18.99	Dec. 31, 2011(5) Dec. 31, 2011(5) Dec. 31, 2011(5) Dec. 31, 2011(5) Dec. 31, 2011(5)	- - 1,557,862(2) 367,484(3) 443,394(4)
Joseph J. Ovsenek	4,800 200,000 50,000 120,000 107,500	21.30 35.34 36.14 11.50 24.41	Mar. 17, 2011(6) Mar. 17, 2011(6) Mar. 17, 2011(6) Mar. 17, 2011(6) Mar. 17, 2011(6)	31,418 - - 1,967,826(2) 367,484(3)
Kenneth C. McNaughton	100,000 30,000 33,334 75,000	35.34 36.14 11.50 24.41	Mar. 17, 2011(6) Mar. 17, 2011(6) Mar. 17, 2011(6) Mar. 17, 2011(6)	- - 546,629(2) 256,384(3)

(1)

Calculated based on the difference between the market price of our shares on the TSX on December 31, 2010 (C$27.81) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term
(3)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on December 16, 2010 and have a ten year term.
(4)	Options awarded during the year ended December 31, 2010 vest one-third per year commencing on August 13, 2011 and June 4, 2011 and have a ten year term.
(5)	Options expiry date determined by contractual termination benefits.
(6)	Options expiry date determined following resignation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Smith	Nil	N/A	291,290
A.E. Michael Anglin	Nil	58,258(3)	Nil
Dr. Robert A. Quartermain	831,682(1) 90,301(2)	N/A	Nil
Tom S.Q. Yip	166,336(1) 28,896(2)	N/A	172,754
George N. Paspalas	665,346(1) 77,658(2)	N/A	109,719
Joseph J. Ovsenek	665,346(1) 77,658(2)	N/A	238,849
Kenneth C. McNaughton	277,233(1) 54,180(2)	N/A	186,234

(1)

Calculated based on the difference between the market price of our shares on the TSX on December 10, 2010 (C$28.29) and the exercise price of the option (C$11.50). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0094 at December 11, 2010.

(2)

Calculated based on the difference between the market price of our shares on the TSX on December 16, 2010 (C$26.59) and the exercise price of the option (C$24.41). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0059 at December 16, 2010.

(3)	Share-based award was in the form of DSU’s in Mr. Anglin’s capacity as a director.

Termination and Change of Control Benefits

Termination Agreement with George Paspalas, Former Chief Operating Officer

On December 10, 2010, George Paspalas resigned as Chief Operating Officer. Pursuant to the terms of Mr. Paspalas’ termination agreement, Mr. Paspalas was paid an amount equivalent to one times his current annual base salary of C$389,400 and C$113,000 for payment in lieu of bonus, based on the average annual bonus earned in the three immediately preceding years. Pursuant to the terms of the termination agreement with Mr. Paspalas, the Company will continue to pay for his BlackBerry expenses for a period of two months from the date of termination and health club membership fees until December 31, 2011. The Company will also provide Mr. Paspalas with BC Medical Services Plan, Extended Health and Life Insurance until December 31, 2011, unless Mr. Paspalas obtains new employment. Upon obtaining new employment, the continuation of the existing medical, health and life insurance benefits will cease immediately. Under the terms of the transition agreement, Mr. Paspalas’ existing stock options shall continue to vest and be exercisable until the end of the termination period, which concludes on December 31, 2011, after which all of Mr. Paspalas’ stock options shall expire. In the event of a merger or a take-over of the Company, the Stock Option Plan currently in effect at the time of the merger or take-over shall govern the rights and obligations in respect of Mr. Paspalas stock options.

Resignations of Joseph Ovsenek, Former Senior Vice President, Corporate Development and Ken McNaughton, Former Senior Vice President, Exploration

In January of 2011, Mr. Joseph Ovsenek and Mr. Ken McNaughton resigned as our Senior Vice President, Corporate Development and Senior Vice President, Exploration, respectively from Silver Standard Inc. Mr. Ovsenek was paid amount for 20 days of vacation owing in 2009 and 2010 and he also received a payment of C$245,991 for his 2010 short-term incentive earned. Mr. McNaughton was paid C$191,802 for his 2010 short-term incentive earned.

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

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years. The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2010.

Name	Base Salary(1)(3) ($)	Bonus(2)(3) ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
John Smith	1,243,250	513,877	-	-	1,757,127
Tom S.Q. Yip	557,008	177,655	-	-	734,663
George N. Paspalas(4)	724,747	278,370	-	-	1,003,117
Joseph J. Ovsenek(5)	655,540	322,380	-	-	977,920
Kenneth C. McNaughton(5)	522,823	215,691	-	-	738,514

(1)	24 months’ base salary for all Named Executive Officers.
(2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years.
(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(4)	George Paspalas resigned effective as of January 7, 2011.
(5)	Joseph Ovsenek and Kenneth McNaughton resigned effective as of February 15, 2011.

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

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2010.

Name	Base Salary(1)(4) ($)	Bonus(2)(4) ($)	Option-Based Awards(3)(4) ($)	All Other Compensation ($)	Total ($)
John Smith	1,243,250	513,877	5,243,314	-	7,000,441
Tom S.Q. Yip	557,008	177,655	628,695	-	1,363,358
George N. Paspalas(5)	724,747	278,370	1,925,347	-	2,928,464
Joseph J. Ovsenek(6)	655,540	322,380	2,366,728	-	3,344,648
Kenneth C. McNaughton(6)	522,823	215,691	803,014	-	1,541,528

(1)	24 months’ base salary for Named Executive Officers.
(2)	Two times the average annual bonus earned by all Named Executive Officers in the three immediately preceding years.

(3)

Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options. Calculated based on the difference between the market price of our shares on the TSX on December 31, 2010 (C$27.81) and the exercise price of the option.

(4)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.
(5)	George Paspalas resigned effective as of January 7, 2011.
(6)	Joseph Ovsenek and Kenneth McNaughton resigned effective as of February 15, 2011.

Director Compensation

2010 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Mr. John Smith, our President and CEO and Dr. Robert A. Quartermain our former President and CEO, for the year ended December 31, 2010.

Name	Fees earned ($)(1)	Share-based awards(1)(2) ($)	Option-based awards ($)	All other compensation ($)(4)	Total ($)(1)
A.E. Michael Anglin	58,258	58,258	-	48,548	165,064
John R. Brodie, FCA	72,823	58,258	-	48,548	179,629
Richard C. Campbell, MBE	61,365	58,258	-	48,548	168,201
R.E. Gordon Davis(3)	21,126	29,129	-	-	50,255
David L. Johnston	53,403	58,258	-	-	111,661
Richard D. Paterson	58,258	58,258	-	48,548	165,064
Peter W. Tomsett	121,371	116,516	-	48,548	286,435

(1)

All amounts are paid in Canadian dollars. Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.0299 for 2010.

(2)	Our board of directors adopted a deferred share unit plan effective July 1, 2008.
(3)	Mr. Davis retired from the Board on May 11, 2010.
(4)

Payments with respect to the participation by the directors in the initial public offering (“IPO”) of Pretium Resources Inc. (“Pretium”), whereby for every two shares of Pretium a director purchased in the IPO, the Company would purchase one share on the director’s behalf, up to a maximum number of shares purchased by the Company equal to C$50,000.

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

The following table provides a breakdown of fees earned by our directors, other Mr. John Smith, our President and CEO, for the year ended December 31, 2010. The directors may elect to have their fees paid in cash or DSUs.

Name	Retainer Fee ($)(2)	Committee Retainer Fee ($)(2) (4)	Committee Chair Retainer Fee ($)(2) (4)	Lead Director/Board Chair Fee ($)(2)	Total Fees Earned ($)(2)	Fees taken in DSUs ($)(1) (2)	Fees Taken in Cash ($)(2)
A.E. Michael Anglin	43,694	14,564	-	-	58,258	58,258	-
John R. Brodie, FCA	43,694	14,564	14,565	-	72,823	21,847	50,976
Richard C. Campbell, MBE	43,694	7,962	9,709	-	61,365	30,682	30,683
R.E. Gordon Davis(3)	15,845	1,760	3,521	-	21,126	10,563	10,563
David L. Johnston	43,694	9,709	-	-	53,403	26,701	26,702
Richard D. Paterson	43,694	4,855	9,709	-	58,258	58,258	-
Peter W. Tomsett	-	-	14,565	106,806	121,371	121,371	-
Robert A. Quartermain(5)	13,661	-	-	-	13,661	13,661	-

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.0299 for 2010.
(3)	Mr. Davis resigned as a director as of May 11, 2010 and redeemed his DSU’s on September 20, 2010.
(4)	Search Committee Fees were also paid to John R. Brodie (C$10,000), A.E. Michael Anglin (C$10,000) and Peter W. Tomsett (C$15,000).
(5)	Dr. Quartermain was granted DSU’s as a non-executive Board Member until his resignation on May 11, 2010 and redeemed his DSU’s on September 9, 2010.

For 2010, each of our directors, save for Mr. Tomsett, received an annual director retainer of C$45,000; each committee member, excluding the committee chair, received an annual retainer of C$5,000; the Audit Committee chair received an annual retainer of C$15,000; and the other committee chairs received an annual retainer of C$10,000. Mr. Tomsett, as the chair of our board of directors, receives an annual board chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the board of directors when warranted in the circumstances. In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Mr. John Smith, our President and CEO (who in 2010 received no additional compensation for his service as a director) at December 31, 2010.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options(1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	-
John R. Brodie, FCA	30,000 50,000 14,000	21.30 35.34 36.14	July 27, 2011 December 12, 2011 December 18, 2012	196,360 - -
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	-
R.E. Gordon Davis	30,000 50,000 14,000	21.30 35.34 36.14	July 3, 2011 (2) July 3, 2011 (2) July 3, 2011 (2)	196,360 - -

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options(1) ($)
David L. Johnston	30,000 50,000 14,000	21.30 35.34 36.14	July 27, 2011 December 12, 2011 December 18, 2012	196,360 - -
Richard D. Paterson	50,000	29.02	August 7, 2013	-
Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012	2,715 - -

(1)

Calculated based on the difference of the market price of our shares on the TSX on December 31, 2010 (C$27.81) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(2)	Option expiry determined following the resignation of Mr Davis.

Outstanding Share-Based Awards

The following table sets out the value of share based awards outstanding for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), as at December 31, 2010.

Name	Number of Deferred Share Units (“DSUs”)(#)	Value of DSUs ($)(1)
A.E. Michael Anglin	13,042	364,663
John R. Brodie, FCA	9,535	266,600
Richard C. Campbell, MBE	10,974	306,851
David L. Johnston	11,696	327,022
Richard D. Paterson	14,452	404,088
Peter W. Tomsett	30,663	857,362

(1)

DSUs are only redeemable into cash upon a director ceasing to be a member of the board. Calculated based on the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	-	116,516	N/A
John R. Brodie, FCA	-	80,105	N/A
Richard C. Campbell, MBE	-	88,940	N/A
R.E. Gordon Davis(2)	-	39,692	N/A
David L. Johnston	-	84,959	N/A
Richard D. Paterson	-	116,516	N/A

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter W. Tomsett	-	237,877	N/A
Robert A. Quartermain(3)	-	25,489	N/A

(1)	Deferred share units vest immediately and are credited to each directors’ account pro-rata on a quarterly basis.
(2)	R. E. Gordon Davis redeemed his DSU’s on September 2, 2010. The market value at the date of redemption was C$18.78, for total proceeds of USD$156,052 (C$164,161.61).
(3)	Robert A. Quartermain redeemed his DSU’s on September 9, 2010. The market value at the date of redemption was C$19.06, for total proceeds of USD$24,678 (C$25,488.75).

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock options to purchase our securities are granted to our directors (upon their appointment) and employees on terms and conditions acceptable to the regulatory authorities in Canada. At our annual general meeting held on May 14, 2008, our shareholders approved a stock option plan that reserves 10% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 10% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common shares, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the greater of the (i) closing price of the Company’s shares on the Toronto Stock Exchange on the day preceding the date of grant; and (ii) the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to officers and senior management as a group, to directors who are not officers or senior management as a group and employees and consultants as a group are set out below as of December 31, 2010. The exercise price of the stock options is stated in Canadian dollars.

Table No. 31
Outstanding Stock Options

Number of Options
	Outstanding	Exercise Price	Expiry Date
Officers and Senior Management	204,800 700,000 200,000 150,000 280,000 378,334	$21.30 $35.34 $40.62 $38.88 $36.14 $11.50	July 27, 2011 December 12, 2011 May 3, 2012 July 17, 2012 December 18, 2012 December 11, 2018

Number of Options
	Outstanding	Exercise Price	Expiry Date
	56,667 25,000 85,000 470,000 50,000 500,000	$23.57 $21.07 $24.61 $24.41 $18.99 $17.38	May 15, 2019 November 10, 2019 December 14, 2019 December 16, 2019 June 4, 2020 August 13, 2020
Directors who are not Officers or Senior Management	90,000 90,000 200,000 56,000 150,000	$21.30 $27.78 $35.34 $36.14 $29.02	July 27, 2011 November 7, 2011 December 12, 2011 December 18, 2012 August 7, 2013
Employees and Consultants	231,500 232,500 20,000 95,000 46,000 30,000 84,069 50,000 10,000 164,000 35,000 20,000	$21.30 $35.34 $40.62 $34.71 $36.14 $32.08 $11.50 $23.57 $21.07 $24.41 $17.38 $26.55	July 27, 2011 December 12, 2011 May 3, 2012 September 7, 2012 December 18, 2012 March 28, 2013 December 11, 2018 May 15, 2019 November 10, 2019 December 16, 2019 August 13, 2020 November 12, 2010
Total:	4,703,870

As at December 31, 2010, we did not have any share purchase warrants outstanding.

C.	Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. See Table No. 30 under Item 6.A under the heading “Directors and Senior Management” for the length of time our directors have served on the board. All officers serve at the pleasure of the board. The next annual general meeting of our shareholders has been called for May 11, 2011.

Our Board of Directors has four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Safety and Sustainability Committee. The members of these committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and receive separate remuneration for acting as members of the committees (other than our Chair of the Board of Directors).

The Audit Committee, comprised of John R. Brodie FCA, Chair, Richard D. Paterson and Peter W. Tomsett, has the responsibility of, among other things, recommending the Company’s independent auditor to the Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis and overseeing the establishment of “whistle-blower” and related procedures. Each member of the Audit Committee is an independent director. The full text of the Audit Committee Charter is available on the Company’s website.

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie FCA, and Richard C. Campbell, MBE, has the responsibility for recommending approval of executive and management direct remuneration and stock options to the independent members of the Board. The President and Chief Executive Officer’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each member of the Compensation Committee is an independent director. The full text of the Compensation Committee Charter is available on the Company’s website.

The Corporate Governance and Nominating Committee, comprised of Peter W. Tomsett, Chair, Richard C. Campbell, MBE and David L. Johnston, has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs. Each member of the Corporate Governance and Nominating Committee is an independent director.

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

At our corporate head office in Vancouver, we had 39 full and 1 part-time employees as at December 31, 2010, including the members of senior management, 2 of whom was involved in shareholder and investor communications, 12 of whom were responsible for project exploration and development, 11 of whom provided financial, legal and community relations expertise, 10 who carried out our management and executive functions and 5 full-time and 1 part-time of whom provided administrative support. Including members of senior management, we had 36 full and 2 part-time employees as of December 31, 2009 and 27 full-time and 3 part-time employees as of December 31, 2008. We have an aggregate in excess of 700 employees at our various projects.

E.	Share Ownership

The following table sets out, as of March 30, 2011 the number of our common shares beneficially owned by senior management and directors, whom, to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 32
Senior Management and Directors Share Ownership
Name of Beneficial		Number of
Owner	Title of Class	Securities of Class*	Percent of Class
John Smith	Common	Nil	Nil
Joe Phillips	Common	Nil	Nil
Tom S.Q. Yip	Common	233,333	0.0029%
David L. Smith	Common	28,333	0.0004%
W. John DeCooman	Common	16,666	0.0002%
Kristen G. Riddell	Common	9,999	0.0001%
A.E. Michael Anglin	Common	50,000	0.0006%
John R. Brodie, FCA	Common	94,000	0.0012%
Richard C. Campbell, MBE	Common	50,000	0.0006%
David L. Johnston	Common	66,000	0.0012%
Richard D. Paterson	Common	50,000	0.0006%
Peter W. Tomsett	Common	154,000	0.0019%

*includes options exercisable within 60 days.

As at March 30, 2011, our directors and senior management held, as a group, directly or indirectly, an aggregate of 2,000 common shares and 750,331 options exercisable within 60 days.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the senior management and our directors are set out below as of February 28, 2011.

Table No. 33
Senior Management and Directors Stock Options

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date
John Smith	500,000	$ 17.38	August 13, 2010
	54,500	$ 23.14	January 27, 2018

Tom S.Q. Yip	150,000	$ 38.88	July 17, 2012
	50,000	$ 36.14	December 18, 2012
	30,000	$ 11.50	December 11, 2018
	40,000	$ 24.41	December 16, 2019
	12,100	$ 23.14	January 27, 2018

David L. Smith	85,000	$ 24.61	December 14, 2019
	9,900	$ 23.14	January 27, 2018

W. John DeCooman	16,667	$ 23.57	May 15, 2019
	10,000	$ 24.41	December 16, 2019
	9,900	$ 23.14	January 27, 2018

Kristen G. Riddell	25,000	$ 21.07	November 10, 2019
	5,000	$ 24.41	December 16, 2019
	7,700	$ 23.14	January 27, 2018

A.E. Michael Anglin	50,000	$ 29.02	August 7, 2013

John R. Brodie, FCA	30,000	21.30	July 27, 2011
	50,000	35.34	December 12, 2011
	14,000	36.14	December 18, 2012

Richard C. Campbell, MBE	50,000	$ 29.02	August 7, 2013

David L. Johnston	20,000	21.30	July 27, 2011
	50,000	35.34	December 12, 2011
	14,000	36.14	December 18, 2012

Richard D. Paterson	50,000	29.02	August 7, 2013

Peter W. Tomsett	90,000	27.78	November 7, 2011
	50,000	35.34	December 12, 2011
	14,000	36.14	December 18, 2012

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Van Eck Associates Corporation, which reported owning 5,768,729 common shares (7.23% of our issued and outstanding shares) as at February 14, 2011, Royce & Associates, LLC, which reported owning 8,831,025 of our common shares (11.07% of our issued and outstanding shares) as at February 3, 2011, and FMR LLC, which reported owning 5,448,283 of our common shares (6.83% of our issued and outstanding shares) as at February 11, 2011. Royce & Associates, LLC reported owning 10,449,825 of our common shares (14.52% of our issued and outstanding shares) as at February 9, 2010, 9,544,300 of our common shares (15.21% of our issued and outstanding shares) as at January 29, 2009, 8,463,500 of our common shares (13.52% of our issued and outstanding shares) as at February 6, 2008 and 7,875,300 of our common shares (12.78% of our issued and outstanding shares) as at January 25, 2007. Royce & Associates, LLC, Van Eck Associates Corporation and FMR LLC do not have voting rights that are different from the voting rights of the other holders of our common shares.

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

On December 31, 2010, the shareholders’ list for our common shares showed 2,166 registered shareholders and 79,665,041 shares outstanding. 774 of these registered shareholders were US residents, owning 47,973,238 shares representing 60.22% of our issued and outstanding shares.

B.	Related Party Transactions

Since January 1, 2010, we have entered or have proposed to enter into the following transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest:

We currently provide administrative and technical services under a transition services agreement to Pretium Resources Inc., a publicly-traded company with one common director (John Smith), and of which our Vice President, Finance and Chief Financial Officer, Tom Yip is a director. Under this arrangement, we are reimbursed for providing administrative and technical services, including the salaries and benefits of senior officers and staff.

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

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Auditors’ Report, dated March 1, 2011.

(b)	Consolidated Balance Sheets as at December 31, 2010 and December 31, 2009.

(c)	Consolidated Statements of Earnings (Loss) for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

(e)	Consolidated Statement of Comprehensive Income (Loss) for the years December 31, 2010, December 31, 2009 and December 31, 2008.

(f)	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

(g)	Notes to Consolidated Financial Statements for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

100% of our sales are export sales, the total of which was $112.3 million in 2010.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, we filed a claim in the Federal Court of Jujuy Province for the repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. The court granted an order effective September 29, 2010 to cease payment of the export duty pending the court’s determination of the legality of export duty. Up to December 31, 2010 the Pirquitas mine has paid $6,646,000 in export taxes on concentrate sales and accrued for an additional $3,095,000 since we received the order to cease payment. The export tax expense has been recorded within cost of sales until a resolution is reached, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the full amount.

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

Table No. 34
High and Low Prices for the Five Most Recent Fiscal Years on the TSX (C$’s)

Fiscal Year Ended	High	Low
December 31, 2010	$30.07	$16.21
December 31, 2009	$26.75	$15.59
December 31, 2008	$40.30	$6.87
December 31, 2007	$45.58	$27.80
December 31, 2006	$36.59	$17.17

Table No. 35
High and Low Prices for the Five Most Recent Fiscal Years on Nasdaq ($’s)

Fiscal Year Ended	High	Low
December 31, 2010	$29.95	$15.61
December 31, 2009	$24.67	$12.04
December 31, 2008	$40.72	$5.35
December 31, 2007	$48.16	$27.52
December 31, 2006	$31.63	$14.93

Table No. 36
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX
	(C$’s)
Period Ended	High	Low
December 31, 2010	$29.50	$20.73
September 30, 2010	$21.30	$16.39
June 30, 2010	$20.87	$18.15
March 31, 2010	$24.79	$17.31
December 31, 2009	$25.70	$18.96
September 30, 2009	$24.84	$18.87
June 30, 2009	$26.75	$18.57
March 31, 2009	$25.46	$15.59

Table No. 37
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq ($’s)

Period Ended	High	Low
December 31, 2010	$29.32	$20.32
September 30, 2010	$20.59	$15.80
June 30, 2010	$20.58	$16.92
March 31, 2010	$24.02	$16.54
December 31, 2009	$24.54	$17.50
September 30, 2009	$23.34	$16.89
June 30, 2009	$24.67	$14.96
March 31, 2009	$20.52	$12.04

Table No. 38
High and Low Prices for each Month for the Past Six Months on the TSX (C$’s)
Month Ended	High	Low
February 28, 2011	$26.63	$23.30
January 31, 2011	$26.04	$22.27
December 31, 2010	$29.50	$26.53
November 30, 2010	$26.67	$24.30
October 31, 2010	$25.38	$20.73
September 30, 2010	$21.30	$18.47

Table No. 39
High and Low Prices for each Month for the Past Six Months on Nasdaq ($’s)
Month Ended	High	Low
February 28, 2011	$27.14	$23.55
January 31, 2011	$27.24	$22.35
December 31, 2010	$29.32	$26.31
November 30, 2010	$26.44	$23.93
October 31, 2010	$25.00	$20.32
September 30, 2010	$20.59	$17.53

B.	Plan of Distribution

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

3.           An Underwriting Agreement dated February 24, 2009 with UBS Securities Canada Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co., LLC, Morgan Stanley & Co. Incorporated, Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters. Under the terms of the Underwriting Agreement, we issued 5,450,000 common shares with an over-allotment option of up to 817,500 common shares, exercisable to March 29, 2009. Pursuant to the over-allotment option, the Underwriters purchased an additional 375,713 common shares. We received gross proceeds from the offering of of $99.0 million and paid underwriting commission to the underwriters in the amount of $5.6 million.

4.           An Underwriting Agreement dated August 12, 2009 with UBS Securities Canada Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co. LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, CIBC World Markets Inc., Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters. Under the terms of the Underwriting Agreement, we issued 2,725,288 common shares with an over-allotment option of up to 272,528 common shares, exercisable to September 17, 2009. Pursuant to the over-allotment option, the Underwriters purchased an additional 272,528 common shares. We received gross proceeds from the offering of $51.0 million and paid underwriting commission to the underwriters in the amount of $3.1 million.

5.           An Underwriting Agreement dated February 12, 2010 with UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co. LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters. Under the terms of the Underwriting Agreement, we issued 5,882,353 common shares with an over-allotment option of up to 882,352 common shares, exercisable to March 20, 2010. Pursuant to the over-allotment option, the Underwriters purchased an additional 846,402 common shares. We received gross proceeds from the offering of $114.4 million and paid underwriting commission to the underwriters in the amount of $6.4 million.

6.           Sale Agreement dated February 19, 2010 with Silvercorp Metals Inc. in respect of the sale of our interest in the Silvertip Project. See Item 4.B “Business Overview” under the heading “Silvertip Project” for a description of the Sale Agreement.

7.           Acquisition Agreement dated October 28, 2010, as amended November 4, 2010, with Pretium Resources Inc. (“Pretium”) in respect of the sale of our interest in the Snowfield and Brucejack Projects. See Item 4.B “Business Overview” under the heading “Snowfield Project and Brucejack Project”.

8.           An Underwriting Agreement dated December 9, 2010 with Pretium, CIBC World Markets Inc., Citigroup Global Markets Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., Credit Suisse Securities (Canada) Inc., Dahlman Rose & Company, LLC, GMP Securities L.P. and Salman Partners Inc. Under the terms of the Underwriting Agreement, Pretium issued an aggregate of 80,323,333 common shares, including 36,163,333 common shares to us, as partial consideration for the sale of the Snowfield and Brucejack Projects. See Item 4.B “Business Overview” under the heading “Snowfield Project and Brucejack Project”.

9.           A letter agreement dated February 28, 2011, with Esperanza Resources Corp. (“Esperanza”) pursuant to which we have agreed to purchase all of Esperanza’s interest in the San Luis Project. See Item 4.B. “Business Overview” under the heading “San Luis Project”.

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

Under these PFIC rules, the Company believes that (i) it was a PFIC for its 2009 taxable year, (ii) based on the Company’s current and anticipated operations, that it will not be a PFIC for its 2011 and subsequent taxable years. In addition, the Company believes that certain of its subsidiaries were PFICs for their 2009 and 2010 taxable years and will be PFICs for their 2011 and subsequent taxable years (“PFIC Subsidiaries”). However, with respect to any PFIC Subsidiaries, the PFIC rules generally will apply to a U.S. Holder only during years in which the Company itself is a PFIC. There can be no assurance regarding the PFIC classification of the Company or its subsidiaries for their 2011 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

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

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2013from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Tax Convention meets these requirements, and the Company believes it is eligible for the benefits of the Tax Convention. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed above in “Passive Foreign Investment Company (PFIC) Considerations,” the Company believes that it was not a PFIC for its 2010 taxable year and that it likely will not be a PFIC for its 2011 taxable year (and possibly subsequent taxable years). Accordingly, dividends paid on the Common Shares are not expected to constitute qualified dividends.

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

Additional Tax and Passive Income

Certain U.S. holders, who are individuals, estates or trusts, will be required to pay a 3.5 percent tax on, among other things, dividends and capital gains from the sale of common shares for taxable years beginning as of December 31, 2012.

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

During the year, we recognized a foreign exchange gain of $1,239,000 (2009 - $4,993,000, 2008 - $200,000). As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is stated in the table below. Based on the net exposures at December 31, 2009, a 10% depreciation or appreciation of the currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $23,313,000 as set out in more detail in the table below.

	December 31, 2010	-10% Income	+10% Income
	Amount	(Loss)	(Loss)
	($'000)	($'000)	($'000)

Cash and cash equivalents
Canadian dollar	164,557	(349)	349
Mexican peso	487	(22)	21
Argentinean peso	9,588	(409)	409
Australian dollar	151	(13)	13
Peruvian soles	278	(4)	4
	175,061	(797)	796
Convertible debenture
Canadian dollar	7,180	(608)	608
Value added tax recoverable
Mexican peso	7	(52)	52

Argentinean peso	70,775	(5,405)	5,405
	70,782	(5,457)	5,457
Accounts payable and accrued liabilities
Canadian dollar	(5,984)	164	(163)
Mexican peso	(219)	16	(17)
Argentinean peso	(13,044)	1,700	(1,700)
Australian dollar	(12)	2	(2)
Peruvian soles	(638)	19	(18)
	(19,897)	1,901	(1,900)
	233,126	(4,961)	4,961

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents earn interest based on market interest rates. Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2010, the weighted average interest rate of our cash equivalents investment was 6.89% (2008 – 0.081%). With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $613,000 (2008 - $643,000).

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

Limitations

The above discussion includes only those exposures that exist as of December 31, 2010 and as a result, does not consider exposures or positions that could arise after that date. Our ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates. Reference is made to note 6(d) to the consolidated financial statements for a description of financial risk management. See also Item 5.B “Liquidity and Capital Resources” for a discussion of credit risk, liquidity risk and capital risk.

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

Our management, with the participation of the President and Chief Executive Officer (our principal executive officer) and Vice President, Finance and Chief Financial Officer (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators and the SEC) as at December 31, 2010, and has concluded that such disclosure controls and procedures are effective.

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

(3)

As at December 31, 2010, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting as of that date.

(4)

PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2010, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16	Reserved

A.	Audit Committee Financial Expert.

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

In 2010, no waivers from the Code were granted to members of senior management or directors of the Company.

C.	Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant	Fiscal year
Fees and Services	ended	Fiscal year	Fiscal year
	December 31,	ended December	ended December
	2010(1)	31, 2009(1)	31, 2008(1)
	C$	$	$
Audit Fees(2)	428,482	218,153	188,785
Audit-Related Fees(3)	191,530	212,259	171,965
Tax-Related Fees	-	-	-
All Other Fees	-	-	-
Total	620,012	430,412	360,750

(1)	Fees that are paid in Canadian dollars and amounts in the above table have been translated at the average US/Cdn exchange rate of 1.0346 for 2010 and 1.142 for 2009, and 1.066 for 2008.
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

All services provided by our principal accountant in 2010 were pre-approved by our audit committee.

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

Our audited consolidated financial statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that we would have followed had our audited consolidated financial statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP, as they affect us, are disclosed in note 21 to the audited consolidated financial statements.

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

1.2

Notice of Articles and Articles filed under the Business Corporations Act (British Columbia) incorporated by reference from Exhibit 1.2 to Annual Report for the fiscal year ended December 31, 2005 under the Securities Exchange Act of 1934 on Form 20- F, file no. 0-26424 filed on March 31, 2006.

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

4.2

Underwriting Agreement dated February 12, 2010 incorporated by reference from Exhibit 99.1 to Report of Foreign Private Issuer under the Securities Exchange Act of 1934 on Form 6-K, file no. 0-26424 filed on February 12, 2010.

4.3	Acquisition Agreement dated October 28, 2010 between the Company and Pretium Resources Inc.
4.4	Underwriting Agreement dated December 9, 2010.
8.1	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) included under Item 4.C, Organizational Structure.
12.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Audit Committee Charter

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc.
(Company)

	By:	/s/ John Smith
John Smith, President and Chief Executive
Officer and Director

Date: March 31, 2011

Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2010, 2009 and 2008
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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

“John Smith”	“Tom S.Q. Yip”
John Smith	Tom S.Q. Yip
President	Chief Financial Officer

February 28, 2011

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc.’s (“ the Company”) December 31, 2010, 2009 and 2008 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for effective internal control over financial reporting to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility
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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
February 28, 2011
Vancouver, Canada

Silver Standard Resources Inc.
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(expressed in thousands of United States dollars)

	Note	2010	2009
		$	$
Assets
Current assets
Cash and cash equivalents		232,311	26,659
Accounts receivable		30,323	6,238
Marketable securities	6b	33,465	17,863
Inventories	5	40,176	20,565
Prepaid expenses and deposits		5,779	2,013
Asset held for sale	10b (ii)	-	1,859
		342,054	75,197

Restricted cash	12	2,071	1,934
Convertible debenture receivable	6c	7,180	6,081
Value added tax recoverable	8	70,782	54,095
Investment accounted for under the equity method	9	226,271	-
Mineral properties and property, plant, and equipment	10	613,659	612,618

		1,262,017	749,925
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		32,132	48,265
Accrued interest on convertible notes	11	2,076	2,076
Current portion of future income tax liability	16	3,047	-
Current portion of asset retirement obligations	12	955	341
		38,210	50,682

Asset retirement obligations	12	12,768	11,150
Taxes payable		3,672	3,370
Future income tax liability	16	57,392	36,798
Long-term convertible notes	11	118,203	110,739
		230,245	212,739

Shareholders' Equity
Share capital	13	671,542	538,700
Value assigned to stock options	13	42,660	40,417
Value assigned to convertible notes	11	37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive income (loss)		1,515	(11,747)
Retained earnings (deficit)		277,666	(68,573)
Equity attributable to Silver Standard shareholders		1,031,276	536,690

Non-controlling interest		496	496

Total Shareholders' Equity		1,031,772	537,186

		1,262,017	749,925

Subsequent events (note 10b (i) and 20)
Commitments (note 6d)

Approved on behalf of the Board of Directors

“John R. Brodie”	“John Smith”
John R. Brodie, FCA	John Smith
(Chairman of the Audit Committee)	(Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars, except per share amounts)

	Note	2010	2009	2008
		$	$	$

Revenue		112,256	5,442	-

Cost of sales		75,971	5,926	-
Depletion, depreciation and amortization		26,327	2,039	-
Earnings (Loss) from mine operations		9,958	(2,523)	-

General and administration expense		20,853	10,287	9,031
Stock-based compensation expense	13b	8,868	6,319	9,601
Property examination and exploration expense		2,400	459	340
Reclamation and accretion expense	12	1,669	366	318
			-	-
Loss from operations		(23,832)	(19,954)	(19,290)

Other income (expenses)
Investment income		1,400	1,100	3,039
Foreign exchange gain		1,239	4,993	200
Gain on sale of mineral properties and property, plant and equipment	10b	402,009	167	31,463
Other income (expense)	18	2,713	(2,712)	3,109
Interest expense and financing fees	11	(13,916)	(1,095)	(6,499)
Share of loss of equity investee	9	(77)	-	-
		393,368	2,453	31,312

Earnings (loss) before income taxes		369,536	(17,501)	12,022

Income tax recovery (expense):
Current income taxes	16	(2,600)	2,221	(14,575)
Future income taxes	16	(20,697)	2,087	(3,393)

		(23,297)	4,308	(17,968)

Earnings (Loss) for the year		346,239	(13,193)	(5,946)

Weighted average shares outstanding (thousands)
Basic		77,972	68,845	62,694
Diluted		78,356	68,845	62,694

Earnings (Loss) per share	13d
Basic		4.44	(0.19)	(0.09)
Diluted		4.42	(0.19)	(0.09)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

	Note	2010	2009	2008
		$	$	$

Operating activities
Earnings (loss) for the year		346,239	(13,193)	(5,946)
Items not affecting cash
Depletion, depreciation and amortization		26,609	2,268	288
Stock-based compensation		8,868	6,319	9,601
Asset retirement obligations accretion		1,503	346	335
Gain on sale of mineral properties and property, plant and equipment	10	(402,009)	(167)	(31,463)
Loss (gain) on sale of investments and assets		(3,114)	1,279	(25,789)
Unrealized (gain) loss on held-for-trading financial instruments		102	(412)	(114)
Accretion expense on convertible notes		7,464	571	1,283
Accrued interest on convertible debenture		(865)	(703)	(339)
Write-down of mineral properties		238	377	-
Write-down of investments and convertible debenture		-	4,115	22,794
Share of loss of equity investee		77	-	-
Future income tax (recovery) expense		17,650	(2,087)	3,393
Increase in non-current taxes payable		-	-	3,180
Foreign exchange (gain) loss		2,325	(3,653)	(9,163)
Increase (decrease) in non-cash working capital items	17	(16,197)	(35,003)	12,847
Cash used in operating activities		(11,110)	(39,943)	(19,093)

Financing activities
Shares issued for cash		130,707	155,578	2,192
Share issue cash costs		(6,631)	(9,165)	-
Proceeds from issuance of convertible notes		-	-	138,000
Financing costs related to equity portion of convertible notes financing		-	-	(1,473)
Cash generated by financing activities		124,076	146,413	138,719

Investing activities
Expenditures on mineral properties		(52,912)	(25,157)	(36,756)
Settlement of payables for property, plant and equipment		(50,564)	(127,037)	(132,919)
Increase in value added tax recoverable (net)		(19,344)	(23,763)	(24,401)
Proceeds from sale of marketable securities and other investments		11,015	24,133	2,780
Proceeds from sale of silver bullion		-	-	39,648
Net proceeds from sale of mineral properties		204,491	-	22,435
Cash generated (used in) investing activities		92,686	(151,824)	(129,213)

Increase (decrease) in cash and cash equivalents		205,652	(45,354)	(9,587)

Cash and cash equivalents - Beginning of year		26,659	72,013	81,600

Cash and cash equivalents - End of year		232,311	26,659	72,013

Supplementary cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

	Note	2010	2009	2008
		$	$	$

Earnings (loss) for the year		346,239	(13,193)	(5,946)
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities, net of tax	6b	14,790	7,367	(14,785)
Realized gain on sale of marketable securities recycled to net earnings (loss), net of tax	6b	(2,645)	(1,513)	(1,734)
Foreign exchange gain on marketable securities		1,117	1,968	-
Translation adjustment on foreign operations		-	-	(97,587)
Other comprehensive income (loss) for the year		13,262	7,822	(114,106)
Comprehensive income (loss) for the year		359,501	(5,371)	(120,052)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

	Common Shares		Values	Values		Accumulated
			assigned	assigned to		other	Retained
	Number of		to stock	convertible	Contributed	comprehensive	earnings		Non-controlling	Total
	shares	Amount	options	notes	Surplus	income (loss)	(deficit)	Total	interest	Equity
	(thousands)	$	$	$	$	$	$	$	$	$

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916	496	460,412

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192	-	2,192
Stock based compensation expense	-	-	9,662	-	-	-	-	9,662	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)	-	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101	496	389,597

Issued for cash:
Public offering	8,824	150,000	-	-	-	-	-	150,000	-	150,000
Share issue costs	-	(9,165)	-	-	-	-	-	(9,165)	-	(9,165)
Exercise of options	386	5,578	-	-	-	-	-	5,578	-	5,578
Stock based compensation expense	-	-	6,547	-	-	-	-	6,547	-	6,547
Value of options exercised	-	2,632	(2,632)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,822	-	7,822	-	7,822
Loss for the year	-	-	-	-	-	-	(13,193)	(13,193)	-	(13,193)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690	496	537,186

Issued for cash:
Public offering	6,729	114,389	-	-	-	-	-	114,389	-	114,389
Share issue costs	-	(4,821)	-	-	-	-	-	(4,821)	-	(4,821)
Exercise of options	971	16,318	-	-	-	-	-	16,318	-	16,318
Stock based compensation expense	-	-	9,199	-	-	-	-	9,199	-	9,199
Value of options exercised	-	6,956	(6,956)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	13,262	-	13,262	-	13,262
Earnings for the year	-	-	-	-	-	-	346,239	346,239	-	346,239
Balance, December 31, 2010	79,665	671,542	42,660	37,383	510	1,515	277,666	1,031,276	496	1,031,772

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a mining company that has assembled a portfolio of silver-dominant projects since 1994. These projects are located predominantly in the Americas. Prior to December 1, 2009, we were a development stage company. With the Pirquitas Project entering production December 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other principal projects and project pipeline. These include the San Luis, Pitarrilla, San Agustin and Diablillos projects. In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration. Certain of our projects also contain significant gold resources.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, our ability to dispose of them on an advantageous basis, and upon future profitable production. The amounts shown as mineral properties represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively “U.S. GAAP”), as they affect the company, are disclosed in note 21.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project

Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	70%	San Luis(1)
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Mexico S.A de C.V	Mexico	100%	San Marcial, Nazas and
			others
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others

(1)See also note 20 “subsequent events”

All inter-company transactions and balances have been eliminated on consolidation.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are accounts receivable, inventories, convertible debenture receivable, accrued liabilities, convertible notes, depreciation, the assessment of asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation. These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar as a result of a change in the nature of our operations. As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to U.S. dollars using the temporal method on a prospective basis. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non- monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period. Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss).

Financial Instruments

Our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, accounts payable, accrued liabilities, and convertible notes.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of 90 days or less. Cash equivalents are composed of short-term investments held with provinces of Canada, and federally with Canada or the United States of America or their respective agencies. Cash and cash equivalents are designated as loans and receivables.

Accounts receivable

Accounts receivable are designated as loans and receivables and are stated at carrying values, which approximate fair values due to their short-term maturity or capacity of prompt liquidation.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices. Marketable securities are designated as available-for-sale financial instruments.

Restricted cash

Restricted cash is designated as available-for-sale.

Convertible debenture receivable

Convertible debenture receivable consists of a note receivable component and a conversion feature component. The note receivable component is designated within loans and receivable and is recorded at amortized cost. The conversion feature is a derivative and is recorded at fair value based on the Black- Scholes model, with changes in fair value reflected in earnings.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are designated as other liabilities and are stated at carrying values, which approximate fair value due to their short-term maturity.

Convertible notes

The fair value of the convertible notes was initially allocated between debt and equity (note 11). The debt component of the convertible notes is designated as an other liability and related transaction costs on the debt component were expensed as incurred. Interest expense related to development expenditures incurred on the Pirquitas Project was capitalized to construction in progress until the commencement of production in December 2009.

Inventories

Stockpiled ore and finished goods inventories are valued at the lower of cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventories as incurred. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form and the estimated costs to sell.

Any write-downs of inventory to NRV are recorded as cost of sales in the Statement of Earnings (Loss). If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing and includes fine ore stockpile, after crushing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnages are verified by periodic surveys.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Finished goods inventory includes concentrates at our Pirquitas mine and in transit inventory.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost. Where applicable, cost includes acquisition costs, exploration and development expenditures, interest expense and finance costs allocable to the cost of mine development and construction, and holding costs to maintain a property. These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned. Development costs incurred after the commencement of commercial production are capitalised to the extent they are expected to give rise to future economic benefits. General exploration is expensed in the period incurred.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, once the asset is put in service. Construction in progress is recorded at cost and transferred to building, mining equipment and machinery when the related asset becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

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

Concentrate sales are provisionally priced, such that the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment based upon provisional assays and quoted metal prices. Revenues are initially recorded under these contracts at the time title passes to the buyer based on the prevailing market price at the date of the provisional invoice, with final settlement generally from one to three months after delivery. As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues. Adjustments to revenue for metal prices are recorded at each reporting date and other adjustments related to the final settlement of weights and assays are recorded on final settlement. Revenue from the sale of metal concentrate is recorded net of charges for treatment, refining and smelting.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Stripping costs incurred during the production phase are variable production costs that are included in the costs of production during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit to the mineral property by providing access to additional ore reserves are capitalized and amortized over the relevant mineral reserves.

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

Units issued under the Deferred Share Unit plan (“DSU plan”) are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at each reporting date.

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.

3	CHANGES IN ACCOUNTING POLICIES

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non- Controlling Interests” on a prospective basis. The adoption of these standards required us to record our investment in Pretium initially at fair value, and present non-controlling interest within shareholders’ equity on the balance sheet.

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted. We have elected to adopt this standard on a prospective basis effective January 1, 2010. The adoption of these amendments did not have a material impact on our consolidated financial statements.

4	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000, which resulted in a gain of $23,699,000 during the year ended December 31, 2008. No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	INVENTORIES

	2010	2009
	$	$

Finished goods	6,919	6,141
Stockpiled ore	26,327	9,310
Materials and supplies	6,930	5,114
	40,176	20,565

During the year ended December 31, 2010, we recorded net inventory write-downs totalling $6,700,000 (2009 - $1,022,000; 2008 - $nil) resulting from inventory cost exceeding NRV of inventory.

6	FINANCIAL INSTRUMENTS

As at December 31, 2010, the carrying and fair values of our financial instruments by category are as follows:

	2010
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	$	$	$	$	$	$
Cash and cash equivalents	-	232,311	-	-	232,311	232,311
Marketable securities (note 6b)	-	-	33,465	-	33,465	33,465
Accounts receivable	15,409	14,914	-	-	30,323	30,323
Restricted cash (note 12)	-	-	2,071	-	2,071	2,071
Convertible debenture (note 6c) (1)	386	6,794	-	-	7,180	7,302
	15,795	254,019	35,536	-	305,350	305,472
Financial liabilities
Accounts payable and and accrued liabilities	-	-	-	32,132	32,132	32,132
Convertible notes (note 11) (2)	-	-	-	120,279	120,279	143,506
	-	-	-	152,411	152,411	175,638

(1)

The fair value of our convertible debenture receivable is estimated using the discounted cash flow method at market rates on the balance sheet date. The fair value of the conversion feature is estimated using an option pricing model.

(2)	The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-countermarket on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

	(a)	Fair value hierarchy

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

		Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$
Assets:
Marketable securities	33,465	33,465	-	-
Trade receivables from provisional invoices	15,409	-	15,409	-
Restricted cash	2,071	2,071	-	-
Embedded conversion option	386	-	386	-
	51,331	35,536	15,795	-

The three levels of the fair value hierarchy established by Section 3862 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Restricted cash is valued using quoted market prices. Marketable securities, consisting of available-for–sale investments with no trading restrictions, are valued using a market approach based upon unadjusted quoted prices for identical assets in an active market obtained from securities exchanges. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

Trade receivables from provisional invoices for concentrate sales are included within Level 2, as they are valued using commodity quoted market prices as a basis for the valuation.

The embedded conversion option within the convertible debenture is included in Level 2 of the fair value hierarchy as it is valued using an option pricing model. This model requires a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3:

Inputs for the asset or liability are not based on observable market data. We include our investments in asset-backed commercial paper as Level 3 in the fair value hierarchy because they trade infrequently. We review these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs. As at December 31, 2010 and 2009, the fair value was considered to be $nil.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

	(b)	Marketable Securities

At December 31, 2010, we held marketable securities designated as available-for-sale with total fair value of $33,465,000 (2009 - $17,863,000; 2008 - $10,923,000) which had a total cost of $8,604,000 (2009 - $7,732,000; 2008 - $8,533,000). The mark-to-market gain (loss) for these instruments at December 31 is as follows:

Available for sale	Mark-to-market gain (loss) in OCI
	2010	2009	2008
	$	$	$
Unrealized gain (loss) on marketable securities	17,142	8,712	(22,713)
Future tax expense (recovery) in OCI	(2,352)	(1,345)	3,503
	14,790	7,367	(19,210)
Realized gains recycled to net loss, net of tax $469 (2009 - $311; 2008 - $356)	(2,645)	(1,513)	(1,734)
Reclassification adjustment for unrealized impairment losses included in net loss, net of tax - $nil (2009 - $nil; 2008 - $466)	-	-	4,425
	12,145	5,854	(16,519)

Held for trading		Mark-to-market loss in net loss
	2010	2009	2008
	$	$	$
Loss on warrants held	-	-	(27)

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

At December 31, 2010, the carrying value of the debenture was $7,180,000 (2009 - $6,081,000). Of this amount, $6,794,000 (2009 - $5,606,000) represents the carrying value of the note receivable component estimated using a discounted cash flow model method and $386,000 (2009 - $475,000) represents the fair value of the conversion feature.

For the year ended December 31, 2010, interest and accretion income of $1,253,000 (2009 - $999,000; 2008 - $493,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $102,000 (2009 - unrealized gain of $412,000; 2008 – unrealized loss of $1,389,000) was recorded in relation to adjusting the fair value of the conversion feature (note 18).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
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

We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low. At December 31, 2010, there were no significant concentrations of credit risk outside of government bonds and no amounts were held as collateral.

During 2010, we sold all of our concentrate production to one customer. Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low. We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, we renegotiated the terms associated with our convertible debenture receivable (note 6(c)).

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage. We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have begun the process of applying to the Argentinean government to recover our VAT.

During the year ended December 31, 2010 we incurred $8,740,000 in export duties from the sale of silver concentrate for which repayment is being claimed. Owing to uncertainty over the recoverability of these duties the amount has been accrued in full and no receivable recognised, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the amount recovered.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

Our maximum exposure to credit risk at December 31, 2010 is as follows:

	2010	2009
	$	$
Cash and cash equivalents	232,311	26,659
Accounts receivable	30,323	6,238
Convertible debenture receivable	6,794	5,606
Value added tax recoverable	70,782	54,095
	340,210	92,598

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

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business. The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at December 31, 2010:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	32,132	-	-	-	32,132
Asset retirement obligations	952	2,595	1,674	21,421	26,642
Long-term convertible note repayments i)	-	138,000	-	-	138,000
Interest on convertible notes i)	6,210	15,525	-	-	21,735
Capital expenditure commitments ii)	874	210	-	-	1,084
Operating expenditure commitments	8,332	8,854	-	-	17,186
Minimum rental and lease payments	520	678	-	-	1,198
	49,020	165,862	1,674	21,421	237,977

i)

Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

ii)	Subsequent to year end we have entered into a capital expenditure commitment for $11.4 million which is expected to be paid during 2011.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than our functional currency. Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	December 31, 2010
	Cash and cash			Accounts
	equivalents and	Convertible	Value added	payable and
	restricted cash	debenture	tax recoverable	accrued liabilities
	$	$	$	$
Argentinean peso	9,588	-	70,775	(13,044)
Australian dollar	151	-	-	(12)
Canadian dollar	164,557	7,180	-	(5,984)
Mexican peso	487	-	7	(219)
Peruvian soles	278	-	-	(638)
	175,061	7,180	70,782	(19,897)

During the year, we recognized a foreign exchange gain of $1,239,000 (2009 – $4,993,000; 2008 –$200,000). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation in all of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $23,313,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents earn interest based on market interest rates. Our convertible debenture receivable and long-term notes have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2010, the weighted average interest rate of our cash equivalents investment was 0.89% (2009 - 0.08%) . With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $613,000 (2009 - $643,000).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

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

At December 31, 2008 we estimated the fair values of our ABCP investments using a valuation technique which incorporated a probability weighted approach applied to discounted future cash flows, which resulted in a write-down to fair value of $21,803,000. We recorded an impairment of $17,903,000 in 2008.

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

In November 2009, we sold our Class A-1 and A-2 ABCP notes for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000. The carrying value of our remaining ABCP investment of $2,113,000 was written off during that year.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (“VAT”) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid is recoverable once the company reaches the production stage. We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have applied to the Argentinean government to begin to recover the VAT. The amount recoverable at December 31, 2010 is estimated to be $71,442,000 (2009 - $54,095,000) of which $667,000 is expected to be recovered within one year (2009 - $nil).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

9	INVESTMENT ACCOUNTED FOR UNDER THE EQUITY METHOD

Pretium Resources Inc.

December 31, 2010
$
Common shares	187,202
Promissory note	39,069
226,271

On December 21, 2010 we completed the sale of our Snowfield and Brucejack projects to Pretium Resources Inc. (“Pretium”), in exchange for cash and common shares of Pretium, which represented a 41.27% ownership interest in Pretium as at December 31, 2010 (note 10b (i)). The Company’s interest in Pretium has been accounted for using the equity method.

As part of the sale proceeds we also received a promissory note. As at December 31, 2010 this promissory note has been included in the carrying value of the investment in Pretium as this most accurately reflects the substance of the instrument. The note is convertible into common shares of Pretium to the extent unpaid 40 days after closing and bears no interest (note 10b (i)).

These exploration stage properties have no current operations. The carrying amount represents the fair value of our investment in Pretium at initial recognition, adjusted for subsequent earnings or losses of Pretium from the date of ownership.

Share of loss of equity investee for the period from December 21, 2010 to December 31, 2010 was $4,669,000; of which $4,592,000 represents our share of stock based compensation charged by Pretium following the conversion of a preferred share with a carrying value of $1,500,000 into 2.5% of the issued and outstanding common shares of Pretium on a fully diluted basis at the date of the transaction. This expense was contingent upon the closing of the acquisition and has therefore been included as a transaction cost and reduces the gain on disposal of mineral properties in the consolidated statement of earnings (loss). The balance of $77,000 is presented as share of loss of equity investee.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

		December 31, 2010			December 31, 2009
		Accum. Net Book			Accum. Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	179,774	(8,212)	171,562	180,636	(618)	180,018
Non-depletable exploration properties	205,557	-	205,557	191,047	-	191,047
	385,331	(8,212)	377,119	371,683	(618)	371,065
Construction in progress
Pirquitas, Argentina	8,695	-	8,695	8,015	-	8,015

Property, plant and equipment
Building, mining equipment and machinery	259,890	(33,427)	226,463	247,214	(15,431)	231,783
Other	3,405	(2,023)	1,382	3,268	(1,513)	1,755
	263,295	(35,450)	227,845	250,482	(16,944)	233,538

	657,321	(43,662)	613,659	630,180	(17,562)	612,618

The allocation of depreciation expense on property, plant and equipment was as follows:

	2010	2009	2008
	$	$	$
Consolidated Balance Sheets
Inventory	18,100	1,515	-
Mineral properties	124	13,224	735
	18,224	14,739	735

Consolidated Statements of Earnings (Loss)
General and administration	282	229	288

Total property, plant and equipment depreciation	18,506	14,968	1,023

In addition, during the year we recorded $7,594,000 (2009 - $618,000; 2008 - $nil) of depletion on producing properties which was allocated to inventory.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At December 31, mineral property costs are as follows:

	December 31, 2010				December 31, 2009
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration projects	$	$	$	$	$

Diablillos, Argentina	4,516	14,250	-	18,766	16,532
Bowdens, Australia	8,902	7,726	3,999	20,627	19,840
Snowfield, Canada b(i)	-	-	-	-	18,062
BruceJack, Canada b(i)	-	-	-	-	2,979
Sunrise, Canada	1,008	66	-	1,074	1,072
Challacollo, Chile	2,659	5,101	-	7,760	7,049
Pitarrilla, Mexico	17,745	60,090	5,125	82,960	62,739
San Marcial, Mexico	633	464	124	1,221	1,608
Veta Colorada, Mexico	3,688	1,155	285	5,128	4,690
Nazas, Mexico	504	919	-	1,423	-
San Agustin, Mexico	10	1,644	129	1,783	597
Berenguela, Peru	10,618	5,862	6,939	23,419	21,109
San Luis, Peru [a]	559	26,121	2,160	28,840	22,090
Candelaria, United States	2,434	3,588	348	6,370	6,061
Maverick Springs, United States	565	2,063	41	2,669	2,581
Other exploration projects	1,012	2,505	-	3,517	4,038

	54,853	131,554	19,150	205,557	191,047

Exploration project held for sale

Silvertip, Canada b(ii)	-	-	-	-	1,859

a)	The non-controlling interest results from the consolidation of the Reliant Ventures S.A.C in 2007 for the San Luis property in Peru, after we took control of the project.

b)	Disposition of mineral properties

i)

On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium. Pretium became a publically traded company on the Toronto Stock Exchange (“TSX”) following the closing of its initial public offering (“IPO”) on December 21, 2010. Under the terms of the transaction, we received a total of 32,537,833 common shares of Pretium, representing 41.27% of its issued and outstanding common shares with a fair value of $191,869,000 (C$195,227,000) based on the IPO price of C$6.00 per share. We also received cash proceeds of $211,322,000 (C$215,020,000) before underwriters’ fees of $12,427,000 (C$12,645,000) and a non-interest bearing promissory note in the principal amount of $39,069,000 (C$39,753,000) which was to be automatically converted into common shares of Pretium at C$6.00 per share 40 days after closing to the extent not repaid by Pretium. Total consideration was $442,260,000 (C$450,000,000).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

On January 6, 2011 the underwriters exercised in part the over-allotment option to them in connection with the IPO. Pursuant to the terms of the promissory note, we received $16,673,000 (C$16,965,000), after underwriters’ fees, from partial repayment of it. On January 31, 2011 the balance of the promissory note was automatically converted into 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion our ownership interest in Pretium was 42.31%.

In the year ended December 31, 2010 we recognised a gain on disposal of the mineral properties from this transaction of $388,761,000 net of selling costs of $5,922,000 (after tax gain $360,612,000). We are entitled to appoint two of Pretium’s five board members and have the right to maintain our ownership interest. Our interest in Pretium has been accounted for using the equity method (note 9).

ii)

In February 2010 we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after tax gain of $13,073,000. This asset was classified as held for sale at December 31, 2009.

iii)

In June 2009, we sold our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”). Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko. The sale resulted in a gain of $167,000.

c)	Write-down of mineral properties

During the year ended December 31, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse. As a result, a $377,000 write-down of mineral property was recorded to loss for the year (note 18).

11	LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior unsecured convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. A portion of the Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti- dilution adjustments, only in the following events:

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	LONG-TERM CONVERTIBLE NOTES (Cont’d)

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company’s election in either cash or shares or a combination of the two. Any portion of the Notes not settled in cash will be convertible into the Company’s common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date. Subject to specified conditions, we shall pay the purchase price in cash. On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. All principal and interest payments are denominated in U.S. Dollars. The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes. The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method. The fair value of the equity component of $38,856,000 was estimated using the residual value method. The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to loss for the year ended December 31, 2008 and $1,473,000 was charged to equity.

At December 31, 2010, the carrying value of accrued interest related to the Notes was $2,076,000 (2009 - $2,076,000) and the long-term portion was $118,203,000 (2009 - $110,739,000).

During 2010, accretion expense and interest expense related to the convertible notes was $7,464,000 (2009 - $6,693,000) and $6,210,000 (2009 - $6,210,000) respectively. In aggregate, interest and accretion expense of $nil (2009 – $11,808,000) was capitalized to construction in progress and $13,674,000 (2009 - $1,095,000) was recognized as expense.

12	ASSET RETIREMENT OBLIGATIONS

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

During the year ended December 31, 2010, we expensed $1,669,000 (2009 - $366,000; 2008 - $318,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	ASSET RETIREMENT OBLIGATIONS (Cont’d)

A reconciliation of the provision for asset retirement obligations at December 31 is as follows:

	2010	2009
	$	$

Balance, beginning of year	11,491	3,463

Liabilities settled during the year	(223)	(23)
Accretion expense	1,646	300
Foreign exchange (loss) gain	(84)	426
Revisions and new estimated cash flows	893	7,325

Balance, end of year	13,723	11,491

Balance sheet presentation
Current portion	955	341
Long-term portion	12,768	11,150

Balance, end of year	13,723	11,491

The provision for asset retirement obligations is based on the following key assumptions:

•	Present value of total asset retirement obligations is $13,723,000 (2009 - $11,491,000), reflecting expenditures over approximately the next 13 years
•	Total undiscounted value of these payments is $26,642,000 (2009 - $24,366,000)
•	Present value was determined using a credit adjusted risk-free rate of 9% - 12%
  At December 31, 2010, we have lodged $2,071,000 (2009 - $1,934,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $328,000 (2009 -$191,000) is in the form of cash deposits and $1,743,000 (2009 - $1,743,000) as security for a reclamation bond for the Candelaria property.
13	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2010, we had unlimited authorized common shares and 79,665,041 common shares issued and outstanding (2009 – 71,964,708). During the year, we closed public share offerings of 6,728,755 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and offering expenses net of tax credits of $4,821,000, net proceeds were $109,568,000.

During the year ended December 31, 2009, we closed public share offerings of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and offering expenses of $9,165,000, net proceeds were $140,835,000.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	SHAREHOLDERS’ EQUITY (Cont’d)

(b)	Stock Options

We have a stock option plan for our employees, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2010		2009		2008
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of shares	average
		exercise		exercise		exercise
		price		price		price
		(C$/option)		(C$/option)		(C$/option)

Outstanding, beginning of year	5,271,118	26.40	5,016,250	26.37	4,419,350	27.77
Granted	605,000	17.82	889,500	24.18	810,000	15.47
Exercised	(971,578)	17.00	(385,632)	15.63	(186,100)	12.46
Forfeited	(200,670)	27.72	(249,000)	34.65	(27,000)	24.31
Outstanding, end of year	4,703,870	27.18	5,271,118	26.40	5,016,250	26.37
Exercisable, end of year	3,324,175	30.31	3,881,933	28.41	2,962,250	29.03

As of December 31, 2010, incentive stock options represent 5.9% (2009 – 7.3%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2010 and 2009 were $20,242,000 (C$20,104,000) and $11,859,000 (C$12,412,000), respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options outstanding			Options exercisable
		Weighted	Weighted average		Weighted
		average	remaining		average
Exercise prices	Options	exercise price	contractual life	Options	exercise price
(C$)	outstanding	(C$/option)	(years)	exercisable	(C$/option)

11.50 – 17.38	997,403	14.65	8.8	270,393	11.50
18.99 – 24.61	1,436,967	22.95	6.4	804,282	22.31
26.55 – 32.08	290,000	28.78	2.5	270,000	28.95
34.71 – 40.62	1,979,500	36.32	1.3	1,979,500	36.32
	4,703,870	27.18	4.4	3,324,175	30.31

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	SHAREHOLDERS’ EQUITY (Cont’d)

During the year ended December 31, 2010, 605,000 (2009 - 889,500) options were granted to employees and consultants at a weighted average strike price of C$17.82 (2009 - C$24.18) . The average fair value of the options granted in 2010 and 2009 were $9.40 (C$9.35) and $12.04 (C$12.60), respectively, based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options. At December 31, 2010, the non-vested stock option expense not yet recognized was $8,939,000 (2009 - $12,374,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2010	2009	2008
	$	$	$
Consolidated Balance Sheets
Mineral property costs	331	228	61
Consolidated Statements of Earnings (Loss)
Stock based compensation	8,868	6,319	9,601

Total stock based compensation	9,199	6,547	9,662

The fair value of stock options for all options issued was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2010	2009	2008

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	2.9	2.7	3.1
Expected life (years)	6.5	6.1	5.8
Expected volatility (%)	53	57	56

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

(c)	Deferred Share Units

The Company has a Deferred Share Unit (“DSUs”) plan for non-executive Directors. DSUs are issued at the market value of our common shares at the date of grant. In addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. For the year ended December 31, 2010, a total of 39,398 (2009 – 38,000) DSUs were granted with a grant date fair value of $772,000 (2009 - $681,000). During the year ended December 31, 2010, 8,741 (2009 - 1,000) DSUs, with a weighted average fair value of $18.18 were exercised after the resignation of one of our directors.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	SHAREHOLDERS’ EQUITY (Cont’d)

As a result of the increase in our share price during the year, a fair value increase of $518,000 (2009 –$140,000) was recorded to general and administration expense. As at December 31, 2010, 90,361 (2009 – 59,704,) DSUs were outstanding with a fair value of $2,560,000 (2009 – $1,312,000) recorded in accrued liabilities.

(d)	Diluted Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings per share:

(expressed in thousands of US$, except per share amounts)	2010	2009	2008

Basic earnings (losses)	346,239	(13,193)	(5,946)
Diluted earnings (losses)	346,239	(13,193)	(5,946)

Weighted average shares outstanding (000s)	77,972	68,845	62,694
Effect of dilutive securities
Incremental shares from share options	384	-	-
Weighted average diluted shares outstanding	78,356	68,845	62,694

Basic earnings (loss) per share	4.44	(0.19)	(0.09)
Diluted earnings (loss) per share	4.42	(0.19)	(0.09)

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

For the years ended December 31, 2009 and 2008 the effect of potential issuances of shares under options and warrants would have been anti-dilutive as a loss was reported and therefore basic and diluted loss per share were the same.

14	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, we recorded administrative, technical services and expense reimbursements of $31,000 (2009 - $453,000; 2008 - $1,276,000) from companies related by common directors or officers including our equity accounted investee. At December 31, 2010, accounts receivable include $22,000 (2009 - $35,000) from these related parties. Any amounts due from related parties are non- interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15	CAPITAL RISK MANAGEMENT

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

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our strategic plans and support operations through the current operating period.

16	INCOME TAXES

The income taxes shown on the Consolidated Statements of Earnings (Loss) differ from the amounts obtained by applying statutory rates due to the following:

	2010	2009	2008
Statutory tax rate	28.50%	30.00%	31.00%
	$	$	$
Earnings (loss) for the year before income taxes	369,536	(17,501)	12,022

Provision for income taxes based on statutory rates	105,318	(5,250)	3,727
Differences in foreign tax rates	(2,893)	(88)	2,432
Foreign exchange	(2,157)	868	(1,033)
Capital gain on disposal of mineral properties	(60,324)	-	-
Tax benefits not recognized (recognized) and other	(16,647)	162	12,842
	23,297	(4,308)	17,968

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16	INCOME TAXES (Cont’d)

ii)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2010	2009
	$	$
Future tax assets

Property, plant and equipment and resource properties	-	95

Capital and non-capital loss carry-forwards	3,119	16,492
Foreign resource pools	618	586
Share issuance costs	3,734	3,353
Other investments	10,849	10,602
Total future tax assets	18,320	31,128

Future tax liabilities
Resource properties	(40,710)	(44,534)
Marketable securities	(32,083)	(1,263)
Total future tax liabilities	(72,793)	(45,797)

Valuation allowance for future tax assets	(5,966)	(22,129)
Future income tax liability	(60,439)	(36,798)

Current	3,047	-
Non-current	57,392	36,798
Total	60,439	36,798

Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2010.

At December 31, the company has the following estimated tax operating losses:

	2010	2009
	$	$

Argentina	8,635	23,546
Australia	12,091	10,225
Canada	354	28,110
Chile	144	131
Mexico	53,962	45,043
Peru	1,222	439
U.S.A.	4,680	4,370

The operating losses expire between 2011 and 2029, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17	SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the years ended December 31, 2010, 2009 and 2008:

Decrease (increase) in non-cash working	2010	2009	2008
capital activities	$	$	$

Accounts receivable	(16,478)	(3,584)	(373)
Prepaid expenses and deposits	(3,767)	(907)	(1,692)
Inventory	(20,245)	(22,501)	-
Restricted cash	(201)	-	-
Accounts payable, accrued liabilities and current portion of asset retirement obligation	21,447	3,985	1,345
Accrued interest on convertible debt	-	10	2,229
Current portion of future income tax liability	3,047	(12,006)	11,338
	(16,197)	(35,003)	12,847

Non-cash investing activities
Promissory note received for sale of Snowfield and Brucejack properties	39,069	-	-
Shares received for sale of mineral properties	187,202	388	-
	226,271	388	-

Interest and taxes paid
Interest paid	6,210	6,210	3,117
Taxes paid	-	9,100	-
	6,210	15,310	3,117

18	OTHER INCOME (EXPENSE)

	Note	2010	2009	2008
		$	$	$

Gain (loss) on sale of marketable securities and other investments	6b, 7	3,114	(1,279)	2,090
Unrealized gain (loss) on financial instruments held-for-trading	6c	(102)	412	114
Write-down of marketable securities and other investments, net of interest received	6b, 7	-	534	(22,794)
Write-down of convertible debenture receivable	6c	-	(2,002)	-
Write down of mineral property and property, plant and equipment	10	(238)	(377)	-
Gain on sale of silver bullion	4	-	-	23,699
Other expenses		(61)	-	-
		2,713	(2,712)	3,109

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate. Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis. Our exploration activities have been aggregated and reported as a non-operating segment because total exploration assets exceeded 10% of our total consolidated assets.

Our reportable segments for the year ended December 31, 2010 are as follows:

		December 31, 2010
			Exploration and
		Pirquitas	Development	Corporate and
		Mine	Properties	Other	Total
		$	$	$	$

Revenue from external customers	(a)	112,256	-	-	112,256
Cost of sales		(75,971)	-	-	(75,971)
Depletion, depreciation and amortization		(26,327)	-	-	(26,327)
General and administration		-	-	(20,853)	(20,853)
Interest expense and financing fees		(242)	-	(13,674)	(13,916)
Gain on sale of mineral properties, and properties, plant and equipment		-	-	402,009	402,009
Other	(b)	(6,240)	(582)	(840)	(7,662)
Loss before income taxes		3,476	(582)	366,642	369,536
Income tax expense		(1,271)	-	(22,026)	(23,297)

Net earnings (loss)		2,205	(582)	344,616	346,239

Mineral properties, and property, plant and equipment		407,196	204,689	1,773	613,659

(a)	All revenues are attributed to sales in Argentina.
(b)

Other includes stock-based compensation, property examination and exploration, reclamation and accretion, investment income, foreign exchange gain (loss), other income (expenses) and share of loss of equity investee.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	SEGMENTED FINANCIAL INFORMATION (Cont’d)

		December 31, 2009
			Exploration and
		Pirquitas	Development	Corporate and
		Mine	Properties	Other	Total
		$	$	$	$

Revenue from external customers	(a)	5,442	-	-	5,442
Cost of sales		(5,926)	-	-	(5,926)
Depletion, depreciation and amortization		(2,039)	-	-	(2,039)
General and administration		(2)	(17)	(10,268)	(10,287)
Interest expense and financing fees		-	-	(1,095)	(1,095)
Gain on sale of mineral properties, and properties, plant and equipment		-	-	167	167
Other	(b)	110	(638)	(3,235)	(3,763)
Loss before income taxes		(2,415)	(655)	(14,431)	(17,501)
Income tax recovery (expense)		(685)	-	4,993	4,308
Net loss		(3,100)	(655)	(9,438)	(13,193)

Mineral properties, and property, plant and equipment		420,257	169,277	23,084	612,618

(a)	All revenues are attributed to sales in Argentina.
(b)	Other includes stock-based compensation, property examination and exploration, reclamation and accretion, investment income, foreign exchange gain (loss), and other income (expenses).

During the year ended December 31, 2010, 100% of our silver concentrate production was sold to one customer (note 6(d)).

Segmented assets by geographic location are as follows:

	December 31, 2010		December 31, 2009
	Mineral property		Mineral property
	costs and		costs and
	property, plant		property, plant
	and equipment	Total assets	and equipment	Total assets
	$	$	$	$

Argentina	425,962	570,752	436,789	518,493
Australia	20,841	20,992	20,054	20,191
Canada	1,773	502,038	23,084	76,111
Chile	8,116	8,131	7,868	7,875
Mexico	95,330	96,964	72,598	73,832
Peru	52,572	53,812	43,584	44,498
United States	9,065	9,328	8,641	8,925
	613,659	1,262,017	612,618	749,925

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20	SUBSEQUENT EVENTS

On February 28, 2011 we reached an agreement to acquire the remaining 30% interest in the San Luis project from our joint venture partner, Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition we will own 100% of the project. Under the terms of the agreement we will pay C$17 million in cash, transfer to Esperanza the 6.459 million shares of Esperanza that we own, and a 1% net smelter return royalty on future revenues. The full financial impact of this transaction has yet to be fully determined.

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2010			2009

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets (a)i)	342,054	-	342,054	75,197	(1,859)	73,338
Convertible debenture	7,180	-	7,180	6,081	-	6,081
Value added tax recoverable	70,782	-	70,782	54,095	-	54,095
Mineral property costs (a)i)	377,119	(273,467)	103,652	371,065	(269,111)	101,954
Other property, plant and equipment (a)vi)	236,540	2,720	239,260	241,553	3,474	245,027
Other assets	2,071	-	2,071	1,934	-	1,934
Investment accounted for under the equity method	226,271	-	226,271	-	-	-

	1,262,017	(270,747)	991,270	749,925	(267,496)	482,429

Liabilities
Current liabilities	38,210	-	38,210	50,682	-	50,682
Long-term convertibles notes (a)vi)	118,203	-	118,203	110,739	-	110,739
Other liabilities (a)i)	73,832	(40,511)	33,321	51,318	(36,798)	14,520

	230,245	(40,511)	189,734	212,739	(36,798)	175,941

Shareholders’ Equity
Share capital (a)iii)	671,542	(950)	670,592	538,700	(950)	537,750
Value assigned to:
Long-term convertible notes (a)vi)	37,383	-	37,383	37,383	-	37,383
Stock options (a)v)	42,660	(4,186)	38,474	40,417	(4,186)	36,231
Contributed surplus	510	-	510	510	-	510
Accumulated other comprehensive income (a)ii)	1,515	8,147	9,662	(11,747)	6,264	(5,483)
Deficit (a)i), (a)ii), (a)iii), (a)vi)	277,666	(233,247)	44,419	(68,573)	(231,826)	(300,399)

	1,031,276	(230,236)	801,040	536,690	(230,698)	305,992

Non-controlling interest	496	-	496	496	-	496

	1,262,017	(270,747)	991,270	749,925	(267,496)	482,429

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss and other comprehensive income (loss):

	2010	2009	2008
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	346,239	(13,193)	(5,946)
Mineral property costs for the year (a)i)	(47,695)	(27,997)	(37,763)
Operating costs (a)i)	-	(5,142)	-
Adjustment for depletion, depreciation and amortization (a)i)	3,370	(30)	-
Future income tax expense (recovery) on marketable securities (a)ii)	(1,883)	(1,034)	3,393
Reversal of future income tax expense (recovery), net of foreign exchange (a)i)	1,101	(985)	-
Financing fees on convertible notes (a)vi)	(754)	(126)	3,600
Gain on sale of mineral property (a)i)	44,440	221	6,948
Mineral costs written-off during the year (a)i)	-	377	-

Earnings (loss) in accordance with U.S. GAAP	344,818	(47,909)	(29,768)

Other comprehensive income (loss) in accordance with Canadian GAAP	13,262	7,822	(114,106)
Translation adjustment	-	-	48,948
Future income tax recovery (expense) on marketable securities (a)ii)	1,883	1,034	(3,393)

Other comprehensive income (loss) in accordance with U.S. GAAP	15,145	8,856	(68,551)

Total comprehensive income (loss) in accordance with U.S. GAAP	359,963	(39,053)	(98,319)

Weighted-average common shares (000’s)
Basic	77,972	68,845	62,694
Diluted	78,356	68,845	62,694

Earnings (loss) per share, expressed in U.S. dollars
Basic	4.42	(0.70)	(0.47)
Diluted	4.40	(0.70)	(0.47)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2010	2009	2008
	$	$	$
Cash flows from operating activities
Pursuant to Canadian GAAP	(11,110)	(39,943)	(19,093)
Mineral property costs (a)i)	(52,912)	(25,157)	(37,763)
Financing fees on convertible notes (a)vi)	-	-	3,600
Pursuant to U.S. GAAP	(64,022)	(65,100)	(53,256)

Cash flows from financing activities
Pursuant to Canadian GAAP	124,076	146,413	138,719
Financing fees on convertible notes (a)vi)	-	-	(3,600)
Pursuant to U.S. GAAP	124,076	146,413	135,119

Cash flows from investing activities
Pursuant to Canadian GAAP	92,686	(151,824)	(129,213)
Mineral property costs (a)i)	52,912	25,157	37,763
Pursuant to U.S. GAAP	145,598	(126,667)	(91,450)

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.

The commencement of production under Canadian GAAP is based on criteria pre-determined by management in regards to when the asset is considered to be available for use. The U.S. GAAP definition is not as broad, with production considered to be achieved with the extraction/production of saleable minerals from an ore body, regardless of the level of production. As a result of applying the U.S. GAAP definition, we have determined that production commenced for purposes of U.S. GAAP on November 1, 2009. Due to the timing of title transfer on shipments, there was no resulting GAAP difference related to revenues; however, additional operating costs of $5,142,000 have been recorded related to the month of November 2009.

On July 17, 2008, we closed the sale of the Shafter project (note 10). For Canadian GAAP, the sale resulted in a gain of $31,463,000 after deducting the carrying value of disposed assets and liabilities and transaction costs. For U.S. GAAP, the gain on sale of mineral property was increased by $6,948,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

In February 2010 the Company completed the sale of the Silvertip property (note 10). For Canadian GAAP, the sale resulted in a gain of $13,073,000 after deducting the carrying value of disposed assets and liabilities and transaction costs. For U.S. GAAP, the gain on sale of mineral property was increased by $1,859,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

During December 2010 we sold the Brucejack and Snowfield properties to Pretium resources Inc. We recognised a gain on disposal under Canadian GAAP for $388,761,000 ($360,612,000 after tax), net of selling costs of $5,922,000. For U.S. GAAP, the gain on sale of mineral properties was increased by $42,581,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

ii)

Under Canadian GAAP, effective September 30, 2008, the Company adopted the provisions of EIC- 172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income. Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income (loss). For U.S. GAAP purposes, other comprehensive income would increase and income tax recovery would decrease by $1,883,000 for the year ended December 31, 2010 and $1,034,000 for the year ended December 31, 2009 as compared to an increase of other comprehensive loss and a decrease of income tax expense of $3,393,000 for the year ended December 31, 2008.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)

Under Canadian GAAP, before the introduction of CICA 1581 and 1582, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

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

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment”, (“SFAS 123R”, Codified within ASC 718) for all employee stock- based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense between Canadian and U.S. GAAP.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vi)

The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP. In addition, under U.S. GAAP, related financing costs are classified as financing activities. Accordingly, financing fees charged to net loss would decrease by $3,600,000 for the year ended December 31, 2008 and amortization of financing fees would increase by $126,000 for the year ended December 31, 2009, and $754,000 for the year ended December 31, 2010, representing amortization recorded to the income statement since the commencement of production on November 1, 2009.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i) Accounts receivable

	2010	2009
	$	$

Value added tax recoverable	901	19
Other receivables	29,422	6,219
	30,323	6,238

ii)	Income Tax Uncertainty

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

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
	$	$

Opening balance	3,150	347
Increases based on tax positions related to the current year	(177)	2,803
	2,973	3,150

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.