Form 20-F
period 2011-12-31
SILVER STANDARD RESOURCES INC
filed 2012-03-30
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

______________________________________________
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

Kristen Riddell, 604-689-3846, kriddell@silverstandard.com
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

80,693,432

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X]    Yes [   ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes     [X] No

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

[X]    Yes [   ] No

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

[   ] Yes     [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by	Other [ ]
the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[   ] Item 17     [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes     [X] No

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

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  uncertainty of production and cost estimates for the Pirquitas Mine;

  uncertainty of future production at our mineral exploration and development properties including without limitation, Pitarrilla and San Luis;

  risks and uncertainties associated with new mining operations, including start-up delays and operational issues;

  risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

  risks related to operating in foreign jurisdictions, including government policy and legislation changes affecting our operations, and mining generally in such jurisdictions;

  commodity price fluctuations;

  the ability to monetize the full value of our interest in Pretium Resources Inc. (“Pretium”), including the performance of Pretium’s share price;

  our history of losses;

  recent market events and conditions;

  risks related to general economic conditions;

  risks related to our covenants given with respect to, and the other terms of, our 4.5% convertible senior notes due 2028;

  differences in U.S. and Canadian practices for reporting mineral resources and reserves;

- v -

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

  risks related to the delay in obtaining or failure to obtain or economically obtain required land access agreements and permits, or non-compliance with land access agreements and permits we have obtained;

  risks related to operating in remote regions, including issues with our relationships with local communities;

  increased costs and restrictions on operations due to compliance with environmental laws and regulations;

  regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change, could result in increased operating costs;

  risks related to reclamation activities on our properties;

  uncertainties related to title to our mineral properties and the ability to obtain surface rights;

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

  our ability to maintain adequate internal control over financial reporting; and

  our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

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

Non-GAAP Financial Performance Measures

The non-GAAP financial performance measures presented do not have any standardized meaning prescribed by International Financial Reporting Standards “IFRS” as issued by the International Accounting Standards Board (“IASB”) and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

- vii -

Non-GAAP financial performance measures –Cash costs per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

This classification is based upon The Silver Institute’s production cost standard as endorsed on June 16, 2011. Previous to this date there was no standardized presentation guidance and the Company reported cash production cost, cash operating cost and total production cost. The Company moved to The Silver Institute’s production cost standard in its disclosures in 2011 in order to facilitate more uniform disclosures within the industry. All comparatives have been updated to reflect the current presentation standard.

For additional information related to these non-GAAP performance measures, please refer to Item 5.A. “Operating Results” – “Non-GAAP Financial Performance Measures”.

- viii -

GLOSSARY OF GEOLOGICAL TERMS
DEFINITIONS AND ABBREVIATIONS

alteration - usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Ag – silver.

Au – gold.

breccia - rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

claim or concession - that portion of public mineral lands, which a party has staked or marked out in accordance with federal, provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

Cu – copper.

cut-off grade - the minimum grade of mineralization that delimits mineralization that has a reasonable prospect of economic extraction from mineralization that does not have a reasonable prospect of economic extraction.

deposit - a natural occurrence of a useful mineral of sufficient extent and degree to warrant exploitation.

diamond drilling - diamond drilling utilizes a type of rotary drill in which the cutting is done by abrasion using diamonds embedded in the drill-bit, with the drill cutting and then recovering cylindrical pieces of bedrock as the drill-bit is forced to depth. Diamond drilling provides a greater degree of information than reverse circulation drilling about the geology of a potential mineral deposit.

dilution - results from the mixing in of unwanted gangue or waste rock with the ore during mining.

dyke - a tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

fault - a fracture in a rock where there has been displacement of the two sides.

Feasibility Study - is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Preliminary Feasibility Study. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

g/t - grams per tonne.

gangue - term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

geophysics - the study of the physical properties of rocks, minerals, and mineral deposits.

- ix -

grade - the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/ton). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

ha/hectare - a square of 100 meters on each side.

host rock - the rock within which the ore deposit occurs.

igneous - means a rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

induced polarization method - the method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

intrusion - general term for a body of igneous rock formed below the surface.

limestone - sedimentary rock that is composed mostly of carbonates, the two most common of which are calcium and magnesium carbonates.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

Mineral Reserve - is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

- x -

Mineral Resource - is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

mineralization - usually implies minerals of value occurring in rocks.

Mn – Manganese.

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

oz/ton – troy ounces per ton.

Pb – lead.

porphyry - a rock with conspicuous large grains in a fine grained ground mass.

plunge - the vertical angle between a horizontal plane and the line of maximum elongation of a body.

Preliminary Feasibility Study - is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions of mining, processing, metallurgical, economic, marketing, legal, environmental, social, and governmental considerations and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

Probable Mineral Reserve - is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

- xi -

Proven Mineral Reserve - is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

Qualified Person - means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. This definition is from the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted on November 27, 2010.

reclamation bond - a financial instrument or cash usually required when mechanized work is contemplated on a mineral claim. The bond may be used to reclaim any workings or put right any damage, if the reclamation of the mineral claim does not satisfy the requirements of the regulations.

reverse circulation drilling - reverse circulation drilling utilizes a rotary percussion drill in which the drilling mud and rock cuttings return to the surface through the drill pipe.

SEDAR – the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com.

sedimentary - a rock formed from cemented or compacted sediments.

sediment - a composition of debris resulting from the weathering and breakup of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

sericite - a fine-grained variety of mica occurring in small scales, especially in schists.

shear zone - where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e. shearing.

short ton – two thousand pounds.

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

tonne – metric tonne.

tuff - a finer grained pyroclastic rock made up mostly of ash and other fine grained volcanic material.

- xii -

ton – A unit of measure, principally as a unit of weight. A ton in the United Kingdom (‘long ton’) is defined as 2,240 pounds (1,016 kg). A ton in Canada and the USA (‘short ton’) is defined as being 2,000 pounds (907 kg). A ton is different to a metric tonne (see glossary).

veins - the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

waste - rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Zn – zinc.

- xiii -

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

The selected financial data for the years ended December 31, 2011 and 2010 is presented in Table No. 1 and in the financial statements in accordance with IFRS. The Company’s transition date to IFRS was January 1, 2010. The financial data for dates and periods prior to January 1, 2010 have not been restated and have been prepared under Canadian generally accepted accounting principles (“GAAP”). Reference is made to note 26 to the Company’s consolidated financial statements for a description of the transition from Canadian GAAP to IFRS.

Table No. 1
Selected Financial Data
(expressed in thousands of U.S. dollars, except per share and number of shares data)

		IFRS	IFRS	GAAP	GAAP	GAAP
		Year ended	Year ended	Year ended	Year ended	Year ended
		Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007

1.	Revenues	$147,845	$112,256	$5,442	Nil	Nil

2.	Earnings (Loss) for year(1)	$80,128	$338,455	($13,193)	($5,946)	($33,965)

3.	Earnings (Loss) per common share(1)	Basic: $1.00	$4.34	($0.19)	($0.09)	($0.55)

		Diluted: $0.99	$4.32	($0.19)	($0.09)	($0.55)

4.	Total assets	$1,276,102	$1,147,990	$749,925	$567,905	$504,851

5.	Net Assets	$983,975	$931,860	$537,186	$389,597	$460,531

6.	Long term obligations and redeemable preferred shares(2)(3)	$125,313	$116,125	$110,739	$104,046	Nil

7.	Share capital	$705,876	$676,651	$538,700	$389,655	$386,597

8.	Cash dividends per common shares	Nil	Nil	Nil	Nil	Nil

9.	Number of shares	80,693,432	79,665,041	71,964,708	62,755,547	62,569,447

(1)	All of our operations are continuing.
(2)	No preferred shares have been issued.
(3)	Excludes close down and restoration provisions (or asset retirement obligations).

U.S./Canadian Dollar Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars ($). In this Annual Report, all references to “$” refer to U.S. Dollars, all references to “C$” refer to Canadian Dollars and all references to “A$” refer to Australian Dollars.

Table No. 2 below sets out the rate of exchange for the Canadian dollar at December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008 and December 31, 2007, the average rates for each period, and the range of high and low rates for each period. Table No. 3 sets out the high and low rates of exchange for the Canadian dollar for each month during the previous six months.

For purposes of these tables, the rate of exchange means the Bank of Canada’s nominal noon exchange rate. The tables set out the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate in Table No. 2 means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Average	High	Low	Close
Fiscal Year Ended December 31, 2011	0.99	1.07	0.95	1.02
Fiscal Year Ended December 31, 2010	1.03	1.08	0.99	0.99
Fiscal Year Ended December 31, 2009	1.14	1.31	1.03	1.05
Fiscal Year Ended December 31, 2008	1.07	1.30	0.97	1.22
Fiscal Year Ended December 31, 2007	1.07	1.19	0.92	0.99

Table No. 3
U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	September	October	November	December	January	February
High	1.05	1.07	1.05	1.04	1.03	1.00
Low	0.98	1.00	1.02	1.01	1.00	0.99

On March 28, 2012, the exchange rate of Canadian dollars into United States dollars, based on the nominal noon rate for U.S. dollars reported by the Bank of Canada, was $1.00 equals C$0.9979.

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

We have prepared estimates of future production, operating costs and capital costs for the Pirquitas Mine. We cannot give any assurance that such production or cost estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations (including import restriction for equipment and material required for operations at the mine) imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The Pirquitas Mine is currently our only mineral property in production and we may be exposed to future development risk

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
  securing long-term access agreements required to develop and operate a mine;
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

The costs, timing and complexities of operating the Pirquitas Mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at any of our mineral properties.

We have limited revenue from operations.

We transitioned recently from exploration and development to production, generating initial revenue from operations in 2010. Other than the Pirquitas Mine, which achieved commercial production on December 1, 2009, all of our properties are in the exploration or development stage. With the exception of our Pitarrilla and San Luis Projects we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that become commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties, and we may need acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control, including:

  the metallurgy of the mineralization forming the mineral deposit;

  the geological structures and formations of the deposit and host rock;

  market fluctuations for metal prices;

  the proximity and capacity of natural resource markets and processing equipment; and

  government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to fully develop our mineral properties or to complete further exploration and development programs.

The Company has a strengthened balance sheet following the sale of the Snowfield and Brucejack properties in 2010. However current operating cash flows are not sufficient to finance all our exploration programs, development of our mineral properties and corporate costs. In the future, our ability to continue our production, development and exploration activities, if any, will depend on our ability to generate sufficient operating cash flows from the Pirquitas Mine and obtain additional external financing where necessary. Any unexpected costs, problems or delays at the Pirquitas Mine could severely impact our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.

In addition, under the terms of the indenture governing our 4.5% Convertible Senior Notes due 2028, the holders of such notes may at their option require us to repurchase the outstanding principal thereunder on March 1, 2013. If the noteholders make such request, our liquidity may be negatively impacted.

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

Our profitability and long-term viability depends, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

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

We have a history of losses.

Although we had income from mine operations of $51.9 million and $14.1 million for the years ended December 31, 2011 and 2010, respectively, we still incurred underlying net losses after adjustments for non-operating items. As the Pirquitas Mine has been in commercial production since December 2009, we anticipate continuing to generate income from mine operations for the foreseeable future.

We expect the Pirquitas Mine to generate sufficient cash flows to fund continuing operations, however we may continue incurring losses or generating insufficient cash flows, such that the exploration and development of our other mineral properties will require commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate of operating losses, the execution of any strategic agreements with third parties and our acquisition of additional property interests, many of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

General economic conditions may adversely affect our growth and profitability.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, sovereign debt and government solvency conditions, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

  continued recessionary pressures could adversely impact demand for our production, and conversely, inflationary pressures would impact our production costs;

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

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further our exploration and development activities.

Recoverability of the investment in Pretium

Following the sale of the Snowfield and Brucejack properties to Pretium, we retained a significant continuing ownership interest, currently approximately 27% as at the date of this Annual Report. We will significantly rely on the performance of Pretium, the market performance of Pretium’s common shares and the liquidity of the market for those shares, in realizing the full value. This may reduce our ability to execute our strategy and fund planned exploration and development opportunities.

We follow Canadian disclosure practices concerning our mineral reserves and mineral resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made by U.S. domestic companies subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed by U.S. domestic companies with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our mineral reserve and mineral resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

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

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our mineral reserve and mineral resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

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

  community relations problems;

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

The operation of the Pirquitas Mine, as well as our exploration and development activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;

  the management and use of toxic substances and explosives;

  the management of natural resources;

  the exploration of mineral properties;

  exports;

  insurance restrictions;

  import restrictions;

  exchange controls;

  price controls;

  taxation and mining royalties;

  labor standards and occupational health and safety, including mine safety;

  anti-corruption and anti-bribery statutes; and

  historic and cultural preservation.

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

The Company is subject to anti-corruption laws.

The Company is subject to Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Argentina, Peru and Mexico, and there can be no assurance that our employees or other agents will not engage in such prohibited conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. At present, environmental impact studies are being performed at the Pirquitas Mine and the Pitarrilla and San Luis Project. We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

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

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain or economically obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in us not being compensated for our prior expenditures relating to the property.

In addition, certain of our properties are located in areas that were and are inhabited by indigenous people. If historical artifacts or archaeological sites are discovered on or near our properties, we may be prohibited or restricted from developing or mining our mineral properties or be required to relocate or preserve such findings.

The sale of our concentrates will be subject to counterparty and market risks.

We have entered into supply arrangements to sell some of the silver and zinc concentrates being produced at the Pirquitas Mine to integrated mining and smelting companies. There is no assurance that in the future, where necessary, we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

The Company currently conducts operations in Argentina, and has exploration projects in Mexico, Peru, Argentina, Chile, Canada and the United States, and as such the Company is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts, changing fiscal regimes and uncertain regulatory environments, fluctuations in currency exchange rates, high rates of inflation, changes in royalty and tax regimes, including the elimination of tax exemptions, underdeveloped industrial and economic infrastructure, unenforceability of contractual rights and judgements and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish mineral reserves through drilling and metallurgical and other testing techniques;

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

We maintain our bank accounts primarily in U.S. dollars, Canadian dollars and Argentine Pesos. Our revenues are all in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Canada, Chile, Mexico or other countries where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. With the operation of the Pirquitas Mine, our costs denominated in Argentine Pesos have increased over past levels, and we therefore have greater exposure to Argentine currency fluctuations. In addition, any decrease in the Canadian dollar against the U.S. dollar will result in a loss on our books to the extent we hold funds in Canadian dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

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

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities than us or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. In particular, we face competition for qualified personnel for the Pirquitas Mine, which may increase our costs of operating the mine or result in delays. Expatriate employees are currently required in the early stages of the Pitarrilla Project. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. Currently, John Smith, our Chief Executive Officer serves as a director of Pretium, and, as of the date of this Annual Report, we own approximately 27% of Pretium’s outstanding common shares. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

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

During our six most recent fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

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

In December 2010, we completed the sale of our 100% interest in the Snowfield and Brucejack Projects to Pretium. See Item 4.B – “Business Overview – Mineral Projects – Snowfield and Brucejack Projects”.

On June 30, 2011, we entered into a share and asset purchase agreement with Esperanza Resources Corp. (“Esperanza”) pursuant to which we purchased all of Esperanza’s remaining interest in the San Luis Project. We now own 100% of the San Luis Project, subject to a 1% net smelter returns royalty payable to Esperanza. See Item 4.B – “Business Overview – Mineral Projects – San Luis Project”.

On April 8, 2011, the Company completed a secondary offering of 11.5 million units at a price of C$10.00 per unit for gross proceeds of C$115 million of Pretium. Each unit consisted of one common share of Pretium owned by Silver Standard and one-half of one common share purchase warrant of Pretium, with each whole warrant exercisable to purchase one common share of Pretium owned by the Company at a price of C$12.50 per share for a period of 12 months following the closing.

On August 1, 2011 we entered into a share purchase agreement with Kingsgate Consolidated Limited (“Kingsgate”) and Silver Standard Australia (BVI) Inc., pursuant to which we sold to Kingsgate all of our interest in the Bowdens Property, located in Australia, in consideration of Kingsgate paying to us A$35,000,000 in cash, issuing to us 3,440,367 common shares of Kingsgate with an aggregate value of A$30,000,000, and making two deferred cash payments of A$5,000,000 each, the first due on December 31, 2011 (received) and the second due on June 30, 2012. See Item 4.B. “Business Overview - Mineral Properties – Bowdens Project”.

On November 9, 2011 the Company announced a lowered mineral reserve and resources estimate for its Pirquitas Mine. See Item 4.D – “Property, Plant and Equipment – Operating Mine – Pirquitas Project”

The information contained in this Annual Report is current as at December 31, 2011, other than where a different date is specified.

          B.        Business Overview

We are a silver resource and producing company that has one producing mine and a portfolio of silver dominant projects. Certain of our projects also contain significant gold resources. Our properties are located in Argentina, Canada, Chile, Mexico, Peru and the United States. We continue to explore for, and acquire, if warranted, silver properties throughout the world. We are also focused on operating and producing silver from our Pirquitas Mine, and on advancing our other mineral projects and project pipeline. A commercially viable mineral deposit may not exist on any of our exploration stage properties, and further exploration work may be required before a final evaluation as to the economic and legal feasibility of any property is determined. See Item 3.D – “Risk Factors”.

In addition to the Pirquitas Mine located in the Province of Jujuy, Argentina, we have 100% interests in several mineral projects, including the more advanced San Luis Project in Ancash Department, Peru; the Pitarrilla and San Agustin Projects in Durango State, Mexico; and the Diablillos Project in Salta Province, Argentina. We also control a large portfolio of mineral properties, with a number of these properties having silver mineral resources identified on them, including the Berenguela Project in Peru; the Nazas Project in Durango State, Mexico; the Challacollo Project in Chile; the San Agustin and Veta Colorada Projects in Mexico; the Candelaria and Maverick Springs Projects in Nevada, U.S.A.; and the Sunrise Lake Project in the Northwest Territories of Canada. Another one of our mineral properties, the San Marcial Property in Mexico, is currently optioned to a third party (as set out in this Item 4.B - “Business Overview - Mineral Properties”). Besides the projects and properties noted above, we have a number of other mineral property holdings at various stages of exploration in Argentina, Canada, Chile, Mexico and the United States. In categorizing our projects, we consider, among other things, the priority of the project for the ensuing year, proposed expenditures in respect of the project for the ensuing year and the stage of exploration of the project.

In December, 2010, we sold all of our interest in the Snowfield Project and the adjoining Brucejack Project located in northern British Columbia, Canada to Pretium. In addition to receiving C$228 million in gross cash proceeds, we retained a 42.3% equity interest in Pretium. On April 8, 2011 we sold 11.5 million units of Pretium for gross cash proceeds of C$115 million, thus reducing our equity interest in Pretium to approximately 27% of the company as at the date of this Annual Report. See Item 4.B –“Business Overview – Mineral Projects – Snowfield and Brucejack Projects”.

On June 30, 2011, we entered into a Share and Asset Purchase Agreement with Esperanza, Esperanza Silver Peru S.A.C. and Reliant Ventures S.A.C. (“Reliant Ventures”), as amended July 28, 2011, pursuant to which we purchased all of Esperanza’s interest in the San Luis Project for the following consideration:

  C$17 million cash;

  transferring to Esperanza the 6,459,600 common shares in Esperanza that we owned; and

  a royalty equal to 1% of net smelter returns on future production from the project.

The transaction closed on July 28, 2011, and accordingly, we now own 100% of the San Luis Project subject to the 1% net smelter returns royalty granted to Esperanza on the project. See Item 4.B –“Business Overview – Mineral Projects – San Luis Project”.

On August 1, 2011, we entered into a Share Purchase Agreement with Kingsgate Consolidated Limited (“Kingsgate”) and Silver Standard Australia (BVI) Inc., our wholly owned subsidiary, pursuant to which we agreed to sell to Kingsgate all of the shares of Silver Standard Australia Pty Limited (which holds the Bowdens Project) in consideration of the following:

  A$35,000,000 in cash;

  3,440,367 of Kingsgate’s common shares, with an aggregate value of A$30,000,000 as of the closing date; and

  two deferred cash payments of A$5,000,000 each, the first due on December 31, 2011 and the second due on June 30, 2012.

The transaction closed on September 23, 2011, and accordingly, we no longer hold any interest in the Bowdens Project. See Item 4.B – “Business Overview – Mineral Properties – Bowdens Project”.

Marketing

From initial production until the middle of 2011, the Company sold its silver and zinc concentrates to a single trading counterparty. Sales of concentrate to this company amounted to 100% of total metal sales in 2011. Generally, the loss of a single trading counterparty would not adversely affect the Company due to the liquidity of the markets and the availability of alternative trading counterparties.

In the second half of 2011, the Company commenced marketing discussions with several third party smelters, refiners, and traders for the sale of its silver and zinc concentrates. The Company has completed various sales contracts in 2012 with various counterparties to diversify its revenue base. In the future, the loss of any one smelting and refining client may have a material adverse effect on the Company if alternate smelters and refiners are not available. The Company believes there is sufficient global capacity available to address the loss of any one smelter.

Silver Prices

The Company’s operating results are substantially dependent upon the world market price of silver. The Company has no control over the silver price, which can fluctuate widely. Silver traded between US$48.68 and US$26.19 per ounce during 2011 as reported on the London Metal Bulletin.

Operating Mine

Pirquitas Mine

Under an agreement dated June 21, 2002, we acquired from Stonehill Institutional Partners, L.P., Stonehill Offshore Partners Limited and Stonehill Capital Management, LLC a 43.4% interest in Sunshine Argentina, Inc., a Delaware corporation, and the holder of the rights to the Pirquitas Mine located in the Province of Jujuy, Argentina. The total purchase price for the 43.4% interest was:

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

Under an agreement dated October 20, 2004, we acquired from Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P. the remaining 56.6% interest in Sunshine Argentina, Inc. on the issuance of 2.663 million common shares in our capital.

We currently own 100% of the issued and outstanding shares in the capital of Sunshine Argentina, Inc. (now known as Mina Pirquitas, Inc.) for a 100% interest in the Pirquitas Mine.

In December 2009, the Pirquitas Mine achieved production status and in 2010, produced 6.3 million ounces of silver, and in 2011 produced 7.1 million ounces of silver.

Fiscal stability agreement and regulatory environment

The Pirquitas Mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of December 31, 2011 the Pirquitas Mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the Company had accrued a liability totaling $13.1 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned the full amount of paid and unpaid duty will be recognized in the Consolidated Statement of Income in the period recovery becomes virtually certain.

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

On June 30, 2011, we entered into a Share and Asset Purchase Agreement with Esperanza, Esperanza Silver Peru S.A.C. and Reliant Ventures S.A.C. (“Reliant Ventures”), as amended July 28, 2011, pursuant to which we purchased all of Esperanza’s interest in the San Luis Project for the following consideration:

  C$17 million cash;

  transferring to Esperanza the 6,459,600 common shares in Esperanza that we owned; and

  a royalty equal to 1% of net smelter returns on future production from the project.

The transaction closed on July 28, 2011, and accordingly, we now own 100% of the San Luis Project subject to the 1% net smelter returns royalty granted to Esperanza on the project.

Pitarrilla Project

We acquired by staking the original mineral claim covering the Pitarrilla Project in November 2002, acquired two contiguous claims by staking in 2003 and 2004 and acquired a fourth contiguous claim by staking in 2005. In addition, in 2004 and 2005 we acquired two adjoining claims, the Pena and Pena 1 claims, on payment of $300,000 along with a third adjoining claim, the America claim, on payment of $250,000. Since then, we have acquired two additional claims by staking. We agreed to pay the following finder’s fee to La Cuesta International, Inc. in respect of our acquisition of the Pitarrilla Project:

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

In August 2006, we granted an option to acquire a 100% interest in the San Agustin Project to Geologix Explorations Inc. (“Geologix”) under an agreement dated August 25, 2006 with Silver Standard Mexico S.A. de C.V., Geologix and Geologix Explorations Mexico, S.A. de C.V. (Silver Standard Mexico S.A. de C.V. and Geologix Explorations Mexico, S.A. de C.V. are wholly-owned subsidiaries of Silver Standard and Geologix, respectively). In order to maintain the option in good standing under the terms of the option agreement, Geologix was required to:

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

cause an estimate of the silver resource and gold resource for the property to be prepared in accordance with Canadian National Instrument 43-101 within 27 months after the date of the agreement. :

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

Snowfield and Brucejack Projects

On December 21, 2010, we completed the sale of our 100% interest in the Snowfield and Brucejack Projects located in northern British Columbia, Canada to Pretium, a newly formed company which completed its initial public offering (“IPO”) concurrently with the closing of the sale, for the following consideration:

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

On January 6, 2011, the underwriters in connection with the IPO of Pretium exercised in part the over-allotment option granted to them in connection with the IPO. Pursuant to the terms of the promissory note, we received an additional $16.7 million. On January 31, 2011, the balance of the promissory note was automatically converted into an additional 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion, our ownership interest in Pretium increased to 42.31% .

On April 8, 2011, the Company completed a secondary offering of 11.5 million units at a price of C$10.00 per unit for gross proceeds of C$115 million of Pretium. Each unit consisted of one common share of Pretium owned by Silver Standard and one-half of one common share purchase warrant of Pretium, with each whole warrant exerciseable to purchase one common share of Pretium owned by the Company at a price of C$12.50 per share for a period of 12 months following the closing. As of the date of this Annual Report we now own approximately 27% of Pretium’s issued and outstanding shares.

Mineral Properties

Berenguela Project

On March 31, 2004, we and our wholly-owned subsidiary, Silver Standard Peru S.A., entered into an option agreement with Sociedad Minera Berenguela S.A. (“SOMINBESA”), a Peruvian corporation and the holder of the rights to the Berenguela Project located in Peru, and Fossores Ltd. (“Fossores”) under which we acquired an option to acquire all of the in-ground silver resources contained in the Berenguela Project. In order to maintain the option in good standing, we were required to:

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

  $0.02 per ounce if the price of silver was less than or equal to $5.50 per ounce;

  $0.025 per ounce if the price of silver was greater than $5.50 per ounce but less than or equal to $6.50 per ounce for each ounce of silver; or

  $0.03 per ounce if the price of silver was greater than $6.50 per ounce.

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

Under the terms of a purchase agreement with Camino Minerals Corporation (“Camino”) dated March 18, 2010, we acquired from Camino the Yerbabuena claim group, which consists of four (4) mineral concessions. Two of the concessions (Ampliacion Nazas and Nazas 5) were held 100% by Camino, while the other two concessions (Nazas and Nazas 3) were held by Camino subject to an agreement dated July 11, 2003 (the “LCI Agreement”) with La Cuesta International, S.A. de C.V. (“LCI Mexico”), the wholly owned Mexican subsidiary of La Cuesta International, Inc. (“LCI”).

Pursuant to the purchase agreement, we were required to make the following payments to Camino:

  $250,000 payable on signing of the agreement (paid); and

  $250,000 payable on the one-year anniversary of the signing of the agreement (paid).

Having made the payments under the purchase agreement with Camino and therefore acquiring the Yerbabuena property, we are now required to make payments to LCI Mexico pursuant to the terms of the LCI agreement. According to this agreement, we are required to pay LCI Mexico $15,000 twice per year for as long as we maintain the Nazas and Nazas 3 claims in good standing. If we fail to maintain the Nazas and Nazas 3 claims in good standing, the ownership of such claims will revert back to LCI Mexico. In addition, if metal production is realized from either or both of the Nazas and Nazas 3 concessions, we would be required to pay to LCI Mexico a production royalty equal to 2% of net smelter returns, or $25,000 per calendar year, whichever is greater. Pursuant to the LCI Agreement, we may purchase the pre-production payment and the 2% net smelter returns royalty from LCI Mexico for $2,000,000.

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

On April 26, 2010, we entered into an option to purchase agreement with Minerales y Productos Metalurgicos S.A. de C.V (“MPM”) in respect of the 25 mineral concessions comprising the Navidad property. Pursuant to this agreement, we held the right to exercise the option to acquire the property by making staged cash payments to MPM totalling $5,000,000 over a period of 36 months from the date of the agreement. Included in these staged payments were all payments to various governmental agencies in Mexico for maintenance of the concession licenses. In addition, MPM retained the right to mine any and all mineral bodies in which the industrial mineral fluorite constitutes greater than 90% of the potential ore. We reserved the option to purchase MPM’s right to mine fluorite from the Navidad property for $1,000,000.

Immediately upon the completion of a 20 borehole diamond drilling program on the Navidad Property in October 2011, we decided to terminate the option to purchase agreement with MPM. In terminating the option to purchase the property, we considered the results of the exploration work that we completed on the property as well as the costs of maintaining the option into 2012. Cash payments that were made to MPM during the time the option agreement was in effect amounted to approximately $450,000.

Currently, our Nazas Project comprises the Yerbabuena and San Rafael properties, which we control 100%, subject to the following:

  The pre-production payments and 2% net smelter returns royalty on the Nazas and Nazas 3 concessions payable to LCI Mexico, which we may purchase at any time for $2,000,000; and

  The pre-production payments and 0.25% net smelter returns royalty on the San Rafael and San Rafael 2 claims payable to LCI, which we may purchase at any time for $2,000,000.

Challacollo Project

Under the terms of an option agreement dated November 16, 2001, we acquired from Sociedad Contractual Minera Septentrion (“Minera Septentrion”) an option to acquire a 100% interest in the Challacollo Project located in northern Chile. Under the terms of the option agreement, we made cash option payments (including a 5% finder’s fee) totaling $1,500,000 over two years.

On August 1, 2003, we exercised the option and acquired a 100% interest in the Challacollo Project.

The project is subject to an existing 2% production royalty capped at $850,000 and a 2% production royalty to Minera Septentrion which increases to 3% once the existing two percent royalty is fully paid. The Minera Septentrion royalty may be purchased for $1,500,000 at any time.

In 2005, we agreed to acquire certain mineral claims adjacent to the Challacollo Project. In 2007, we completed the acquisition of these mineral claims on issuance of 9,285 of our common shares.

At the date of this Annual Report, we have a 100% interest in the Challacollo Project, subject to:

  a 2% production royalty capped at $850,000; and

  a 2% production royalty increasing to 3% once the $850,000 cap on the above royalty is fully paid, and which may be purchased for $1,500,000 at any time.

Candelaria Mine Project

On November 1, 1999, we entered into an option agreement with Kinross Candelaria Mining Company, a Delaware corporation and an indirect wholly-owned subsidiary of Kinross Gold Corporation, a Toronto Stock Exchange listed company (together “Kinross”), under which we acquired an option to acquire a 100% interest in the Candelaria Mine Project, located in Mineral and Esmeralda counties of the State of Nevada. Under the option agreement, we issued to Kinross of 50,000 our common shares so that we could carry out a six month due diligence review of the Candelaria Mine Project (the “option period”).

In order to exercise the option at the end of the six-month option period, we were required to:

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

On March 28, 2000, we entered into an amending agreement with Kinross, under which Kinross agreed to extend the term of the option period by three months (to a nine-month term) on our payment to Kinross of C$50,000 and issuance to Kinross of 27,500 of our common shares. Under further amending agreements dated July 12, 2000, October 27, 2000 and November 29, 2000, the term of the option period was further extended, without payment of any further consideration, to March 31, 2001. On March 30, 2001, we delivered the notice of exercise of the option to Kinross. On October 1, 2001, we acquired from Kinross Gold U.S.A., Inc. (“Kinross Gold”) all of the shares of Kinross Candelaria Mining Company, the owner of the Candelaria mine and related assets, on:

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

Maverick Springs Project

Pursuant to a letter agreement dated November 7, 2002 among Vista Gold Corporation (“Vista”), Vista Nevada Corp. (“VNC”), a wholly-owned subsidiary of Vista, and us, on June 9, 2003, our wholly-owned subsidiary, Maverick Silver Inc., entered into an exploration and development agreement with Vista and VNC, pursuant to which we acquired an option to acquire a 55% interest in the Maverick Springs Project located in northern Nevada, representing all of the silver resources hosted in the project, subject to underlying agreements and royalties described below. This option was exercisable on:

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

Bowdens Project

We entered into an agreement on December 23, 1996 with Golden Shamrock Mines Limited, as amended by an amending agreement dated August 4, 1997, to acquire all of the issued shares of GSM Exploration Pty Limited (“GSM Exploration”) (which later became Silver Standard Australia Pty Limited) at a cost of $6,712,845. The acquisition of the shares of GSM Exploration was completed on August 22, 1997. At the time, the only asset of GSM Exploration was the Bowdens Project located in New South Wales, Australia, which it acquired from CRA Exploration Pty Limited (“CRA Exploration”) (now known as Rio Tinto Exploration Pty Limited) pursuant to the terms of a tenement sale agreement dated August 11, 1994. Under the terms of the tenement sale agreement, CRA Exploration had the right, among other things, to:

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

  the payment of A$1,500,000 on the commencement of commercial production on the Bowdens Project; and

  the granting of a royalty of 2% of net smelter returns reducing to 1% of net smelter returns after the payment of A$5,000,000 in royalties.

On August 1, 2011, we entered into a Share Purchase Agreement with Kingsgate Consolidated Limited (“Kingsgate”) and Silver Standard Australia (BVI) Inc., our wholly owned subsidiary, pursuant to which we agreed to sell to Kingsgate all of the shares of Silver Standard Australia Pty Limited (formerly GSM Exploration) in consideration of the following:

  A$35,000,000 in cash (received);

  3,440,367 of Kingsgate’s common shares, with an aggregate value of A$30,000,000 as of the closing date (received); and

  two deferred cash payments of A$5,000,000 each, the first due on December 31, 2011 (received) and the second due on June 30, 2012.

The transaction closed on September 23, 2011, and accordingly, we no longer hold any interest in the Bowdens Project.

Sunrise Lake Project

Under an agreement dated June 9, 2003 with Northern Hemisphere Development Corp. (“Northern”) and Aber Diamond Corporation (“Aber”), we acquired a 100% interest in the Sunrise Lake Project located in the South MacKenzie District, Northwest Territories, Canada. Under the agreement:

  we paid Northern $252,442 in cash and issued to Northern 42,938 of our common shares;

  we paid Aber $235,558 in cash and issued to Aber 40,066 of our common shares; and

  we assumed the remaining reclamation obligations associated with the property.

The mineral claims that constitute the Sunrise Lake Project are subject to a 5% net profits interest royalty.

We currently own a 100% interest in the Sunrise Lake Project, subject to a 5% net profits interest royalty on claims comprised in the Sunrise Lake Project.

Veta Colorada Project

On July 27, 2005, we entered into agreements with Mexicana del Arco, S.A. de C.V. (“Arco”) and Industrial Minera Mexico, S.A. de C.V. (“IMMSA”) to acquire a 100% interest in the Veta Colorada Project located in the Parral mining district of Chihuahua State, Mexico. Under the purchase agreements, we agreed to pay $50,000 on signing the agreements (paid) and a further $3.45 million on satisfactory completion of due diligence within 120 days of signing the agreements. We also agreed to grant a royalty of 1% of net smelter returns to the vendors. In December 2005, the vendors agreed to extend the due diligence period to March 31, 2006 in consideration of an advance payment of $120,000 (paid) with the remaining $3.33 million due by March 31, 2006.

In March 2006, we advised Arco and IMMSA that we had completed our due diligence of the Veta Colorada Project and were ready to complete the acquisition of the project. In June of 2006, we completed the acquisition of the Veta Colorada Project by paying $3.33 million.

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

In addition, if, following the exercise of the option, within three years of the date of the option agreement:

  we outlined in excess of 50 million ounces of measured and indicated silver resources on the property, in accordance with Canadian National Instrument 43-101 using a 50 g/t silver cut- off grade, we were to pay to Gold-Ore, in cash or our common shares, at our election, $0.005 per ounce for each ounce of silver outlined in excess of 50 million ounces; and

  the afternoon fix of the price of silver on the London Mercantile Exchange was greater than or equal to $6.50 per ounce for a minimum of 60 consecutive days, we were to pay to Gold- Ore, in cash or our common shares, at our election, $0.005 per ounce for each ounce of measured and indicated silver resources outlined on the property, in accordance with Canadian National Instrument 43-101, using a 50 g/t silver cut-off grade.

To exercise Gold-Ore’s option and earn a 100% interest in the San Marcial Project pursuant to the underlying option agreement, we were required to:

  make scheduled cash payments to the project vendor, Met-Sin Industriales, S.A. de C.V., totaling $462,500;

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

In March 2009, we entered into an option agreement with Silvermex Resources Ltd. (“Silvermex”), under which we granted to Silvermex an option to acquire a 100% interest in the San Marcial Project. Under the terms of the agreement, to maintain the option in good standing, Silvermex is required to:

issue to us:

o	1,000,000 shares of Silvermex following the signing of the agreement (issued);

o	1,000,000 shares of Silvermex on or before February 1, 2010 (issued); and

o	1,000,000 shares of Silvermex on or before February 1, 2011 (not issued); and

pay us $100,000 per month commencing 30 days after the commencement of commercial production; and

incur expenditures of $1,000,000 on the project on or before February 1, 2011.

On August 4, 2010, and October 1, 2010, we entered into amending agreements with Silvermex to amend the terms of the option agreement. Under the terms of the amended option agreement, Silvermex is required to:

  issue to us the remaining 1,000,000 shares of Silvermex that are issuable under the original option agreement on or before February 1, 2011 (not issued);

  pay to us $6 million in cash or in Silvermex shares, at our election (not received); and

  grant to us at the time the balance of the purchase price is payable a royalty equal to 1% of net smelter returns from the San Marcial property up to a maximum of $9 million less the value of the 3,000,000 Silvermex shares (not granted).

In January, 2011, Silvermex requested an extension to the payment of the 1,000,000 shares of Silvermex due on February 1, 2011, which were not issued to us. As of the date of this Annual Report, we are in discussions with Silvermex to renegotiate the terms of the option agreement.

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

Silvertip Project

In February 2010, we sold our 100% interest in the Silvertip Project, subject to a 5% net profits interest royalty on certain of the non-core claims that constitute the project, to Silvercorp Metals Inc. Under the Agreement:

  we received a cash payment from Silvercorp of C$7.5 million; and

  we were issued 1.2 million common shares of Silvercorp.

We no longer hold any interest in the Silvertip Project.

Other Properties

Duthie Property

We acquired the Duthie Property in November 1978 for its then known silver reserve, based on the then prevailing price of silver, along with a functioning mill. The Duthie Property is located 12 kilometers west of Smithers, British Columbia and approximately 1.2 kilometers north of Aldrich Lake. It operated intermittently from 1923 until the mid-1980s. Over much of this period, some hand-picked direct-shipping ore was mined, especially in the early years. Of an estimated 80,000 tons mined, about 59,400 tons were milled. Concentrate shipments totalled 7,144 tons.

At the time of acquisition of the Duthie Property, we were not responsible for, and had no obligation in respect of, the reclamation of historical tailings. In the early 1990s, British Columbia adopted legislation which resulted in us becoming responsible for the reclamation of historical tailings on the Duthie Property. As a result, we submitted a reclamation proposal for the tailings impoundment area that contained three reclamation options to the Province of British Columbia in March 1994. The completed study, which defines the most appropriate reclamation option, was submitted to the Province of British Columbia in March, 1998. A reclamation option was accepted by the Province of British Columbia in June 1999, subject to possible refinements. During 2007, 2008, 2009 and 2010, we carried out reclamation work of $526,700, $634,200, $22,500 and $64,300, respectively. In 2011, our reclamation work program was completed at a cost of $15,800. Remaining reclamation obligations beyond 2011 include constructing a wetland and monitoring the results in subsequent years. Estimated costs for the remaining reclamation beyond 2011 are $935,500 which includes $25,000 per year for 10 years of ongoing environmental monitoring.

Silver Standard Mine Property

We acquired the Silver Standard Mine Property in 1947, placed a silver mine in production in 1948 and operated the mine until 1958. As the former mine operator, we are responsible for the reclamation of the property.

Our environmental consultants have studied the property and prepared a conceptual reclamation plan with possible alternatives for the property. In 2006, we submitted the conceptual reclamation plan to the appropriate government agencies for comment. With the finalization of the conceptual reclamation plan, we have estimated the fair value of the liability associated with the reclamation of the property to be $2.7 million. A reclamation permit was issued by the Province of British Columbia in July of 2010. In 2011, approximately $529,300 in expenditures for reclamation work were incurred.

During the years 2006 to 2011, we spent $698,400 completing required reclamation work on the property, which involved the closure of mine workings and preparations for reclamation.

Others

We have a number of other property holdings in Argentina, Canada, Chile, Mexico and the United States, which are not considered our principal, secondary, tertiary or long-term properties. These property interests are being held for possible future exploration and development, reclamation work, sale, or joint venture. Interests in all of our properties are currently held through claims, leases and options and through working interests. We review such holdings on a regular basis to determine if they should be retained.

          C.        Organizational Structure

We have four significant subsidiaries. The following table sets out the name, jurisdiction of incorporation and incorporation date, date of our acquisition and our interest in each of our significant subsidiaries:

Table No. 4
Significant Subsidiaries

	Jurisdiction of Incorporation
Name of Subsidiary	and Incorporation Date	Date Acquired	Our Interest

Reliant Ventures S.A.C.	Peru; October 24, 2002	November 2007	100%(1)

Mina Pirquitas, Inc.	Delaware, USA; September 8, 1994	October 22, 2004	100%(2)

Pacific Rim Mining Corporation Argentina S.A.	Argentina; October 1, 1993	December 14, 2001	100%

Silver Standard Durango S.A. de C.V.	Mexico; January 21, 2004	January 21, 2004	100%

(1)	On July 28, 2011 we completed the transaction to acquire 100% of the shares of Reliant Ventures S.A.C. (see Item 4.B “Business Overview – Mineral Projects – San Luis Project”).

(2)

Formerly known as Sunshine Argentina, Inc. We acquired a 43.4% interest on June 27, 2001 and acquired the remaining 56.6% interest on October 22, 2004. (see Item 4.B “Business Overview – Operating Mine – Pirquitas Project”).

          D.        Property, Plant and Equipment

Operating Mine

The Company’s property, plant and equipment primarily comprises capitalized exploration and development expenses at its various mineral projects, and the assets at its Pirquitas operating mine.

Pirquitas Project

Location, Access and Infrastructure

Our 100% owned Pirquitas Project consists of an open-pit mine and processing plant that is exploiting a primary silver deposit situated in the Puna de Atacama in the Province of Jujuy of northwestern Argentina. The project is held by our wholly-owned subsidiary, Mina Pirquitas, Inc. (formerly known as Sunshine Argentina, Inc.), and is located approximately 355 kilometers northwest of the city of San Salvador de Jujuy. Access to the site is by public paved and gravel roads. The terrain surrounding the mine is mountainous, with elevations ranging from 4,100 to 4,400 meters above sea level. There are no nearby electrical power or telecommunication lines; however, the Trans Andean natural gas pipeline is located approximately 36 kilometers to the south of the project and a spur gas line was constructed to the site. A power plant was constructed at the site that provides all power required for the mine and processing plant. See the following Pirquitas Project, Location Map.

A water diversion was constructed at the San Marcos River, about 7 km from the plant and the site has water rights to 31 liters per second. A camp site was constructed and is fully operational. Communications systems were constructed and the mine is equipped with phone and internet service.

Land Tenure

The Pirquitas Project consists of 50 semi-contiguous mineral exploration concessions covering a total area of 3,621 hectares. In order to maintain our rights to these concessions, we are required to make “canon” payments to the Argentine government.

The Pirquitas Project also includes surface rights covering an area of approximately 7,502 hectares, which can be used for purposes such as housing, infrastructure facilities, processing plants, waste and tailing disposal sites, and other facilities to support mining operations.

History

Pirquitas is the largest historical producer of tin and silver in Argentina. The following is a chronological description of mining that has occurred at Pirquitas:

1932-1935           Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

1935-1990           The bedrock source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started soon thereafter. Twelve mines operated in the area. Often, mineralization found in one mine would extend into the workings of the adjacent mine, and as a consequence several of the mines eventually became interconnected. The largest operations were the San Miguel, Chocaya, Llallagua, and Potosi mines. Reported total metal production during this time is estimated to be 777,600 kg of silver, 9,100 tonnes of tin from placer deposits, and 18,200 tonnes of tin mined from the vein systems. 1995-2003 Sunshine Argentina, Inc. (“Sunshine Argentina”) acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine Argentina’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation drilling from surface as well as diamond core drilling from rehabilitated underground workings. A feasibility study was completed for the project by Sunshine Argentina in 2000.

2004-2005           With the acquisition of a 100% interest in the Pirquitas Project, we commenced updating the feasibility study that was completed in 2000 to take into account current economic conditions. We also commenced an underground ramp to (a) provide a platform area to allow underground drilling, to better define the base of the open pit as proposed in the 2000 feasibility study and (b) access the Oploca vein mineralization, which is located outside the open pit.

2006                     In 2006, we announced the completion of the update to the previous feasibility study along with proven and probable reserves for the Pirquitas Project. We also announced our decision to proceed with the development of the Pirquitas mine. As part of our exploration efforts, we continued with the underground ramp that accessed the Oploca vein mineralization.

2007-2008           We completed the majority of detailed engineering required to construct the Pirquitas mine, and during 2008, we constructed a substantial portion of the Pirquitas mine. The underground ramp to the Oploca vein was placed on care and maintenance prior to commencing construction of the Pirquitas mine.

2008-2011           During this period we completed the construction of the Pirquitas mine. The Pirquitas mine achieved production status in December 2009, and produced 6.3 million ounces of silver in 2010. The Pirquitas Mine began zinc shipments in 2011 and produced 10.1 million pounds of zinc and 7.1 million ounces of silver during the year. On November 9, 2011 the Company announced a reduction to the estimated mineral reserve at Pirquitas incorporated into the mine plan, and filed on SEDAR a NI 43-101 Technical Report dated December 23, 2011 titled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

BOLIVIA
PIRQUITAS PROJECT
ARGENTINA
PARAGUAY
BRAZIL
URUGUAY
CHILE
Pacific
Ocean
Atlantic
Ocean
Jujuy
Salta
Salta
Formosa
Tucuman
Chaco
Misiones
Catamarca
Santiago Del Estero
Corrientes
La Rioja
Santa Fe
Cordoba
Entre Rios
San Juan
Santa Fe
Cordoba
Rosario
San Luis
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Chubut
Comodoro Rivadavia
Santa Cruz
Gobernador Gregores
Puerto San Julian
Rio Gallegos
0 100 200 300
KILOMETRES
Silver Standard
RESOURCES INC.
PIRQUITAS PROJECT
ARGENTINA
LOCATON MAP
NOV. 2002
SCALE: AS SHOWN

Geology and Mineralization

Northwestern Argentina can be subdivided into three main geological terranes or belts which are oriented with north-northeasterly trends. From east to west, these terranes are referred to as the Sub-Andean Belt, the Eastern Cordillera, and the Puna, where the Pirquitas Project is located. These terranes are distinguished on the basis of their basement lithology, complexes, tectonic histories, magmatism, metallogeny and geomorphologies.

The puna terrane underlies most of the western half of Jujuy Province and is marked by a high-Andean geomorphology consisting of northerly trending mountain ranges separated by broad valleys and salars or salt pans. Elevations range from 3,900 to as high as 6,700 meters above sea level. Paleozoic marine sedimentary formations are the main basement rocks in the puna, with thick deposits of continental clastics existing where sedimentary basins had developed during Mesozoic time subsequent to a major compressional tectonic event that had caused crustal uplift and intense folding during the Early Devonian. By Middle Tertiary time, the tectonic regime of the puna had changed to one of extension, resulting in a basin and range geomorphology being developed. As well, the extensional tectonism resulted in the upwelling of magma and the development of andesitic to dacitic stratovolcanoes and subsequently a number of very large caldera structures from which regionally extensive ignimbrite sheets were erupted. These volcanic edifices and deposits are readily seen in the present landscape surrounding the Pirquitas Project.

In terms of mineral deposit endowment, the puna is by far the most important of the three regional terranes in Jujuy Province. There are four main types of mineral deposits in the puna: mesothermal quartz veins containing gold and minor amounts of base metals; polymetallic quartz veins genetically related to Tertiary volcanic centers; “Bolivian-type” silver-tin sulphide veins of which Pirquitas is the best example; and Quaternary placer deposits of gold and tin.

At Pirquitas, the silver-zinc-tin mineralization is hosted by a folded and fractured succession of interbedded units of marine sandstone, siltstone and minor shale of Ordovician age. The metals of interest occur in a variety of sulphide minerals that were deposited in large fractures to form a number of east-west trending veins that are a few hundreds of meters in length and generally 50 to 200 centimeters wide. Between the larger veins there are irregular networks of sulphide veinlets as well as disseminated sulphide grains in some of the more porous lithologies. The San Miguel open-pit is mainly exploiting a broad zone of sulphide veinlets and disseminations that was defined by drilling immediately south of the historically most productive vein structure, the Potosí Vein. Silver, zinc and tin commonly occur together in mineralized samples, however, their concentrations in the deposit as a whole are not directly co-relatable. Silver in the deposit takes the form of silver sulphide, acanthite, and as a number of silver sulphosalt minerals. Zinc occurs in the sulphides of sphalerite and wurzite, while tin is found mainly in stannite along with a number of other rare sulphide and sulphosalt minerals.

Permitting

All material permits required to construct and operate the mine are in place.

Production Status

Construction of the mine and all associated infrastructure was completed at the end of 2009. The mine reached production status in December 2009, and produced 1.1 million ounces of silver during that year. In 2010, the mine produced 6.3 million ounces of silver of which 5.9 million ounces were shipped that year. In 2011, we produced 7.1 million ounces of silver and 10.1 million pounds of zinc. Due to lengthy production stoppages caused by mechanical problems that first affected our crushing capacity and then our milling, the total amount of silver produced in 2011 was less than what had been anticipated at the beginning of the year.

After the repairs to the ball-mill gearbox were completed and full milling capacity was restored in the middle of November, 2011, our silver production has returned to design levels. For 2012, we anticipate that Pirquitas will produce between 8.2 and 8.5 million ounces of silver.

The Pirquitas Mine has total property, plant and equipment with a net book value of $342.8 million, of which $102.2 million, relates to mineral properties i.e. acquisition and capitalized pre-operating costs and plant and equipment of $240.6 million. The plant and equipment comprises the cost for plant construction, mobile equipment and ongoing sustaining capital. See Item 5.A “Operating Results – Pirquitas Mine, Argentina” for a discussion of capital expenditures and additional information on the Pirquitas Mine. Please also refer to the Company’s financial statements for the year ended December 31, 2011.

Reserve Estimates

The following mineral reserve estimates for the Pirquitas Project were prepared by Andrew Sharp, Vice President Technical Services under the supervision of qualified person, Bruce Kennedy, P.Eng., General Manager of the Pirquitas Mine, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Table No. 5
Silver Standard Resources Inc.
Pirquitas Project
Proven and Probable Reserves as at December 31, 2011(1) (2)

	Ore (Million tonnes)	Silver Grade (g/t)	Tin Grade (%)	Zinc Grade (%)	Silver (Oz. in millions)
Proven	9.8	180.8	0.26	0.51	57.2
Probable	5.0	168.4	0.19	1.04	26.9
Stockpiles(3) (Probable)	1.5	129.5	0.15	1.04	6.2
Total Project Reserves	16.3	172.3	0.23	0.72	90.3

(1)

Reserve estimates are based on metal prices of $25.00 per ounce of silver and $1.09 per pound of zinc and operating costs of $35.52 per tonne net smelter returns. Tin was given no economic value. These values remain unchanged to the values that are reported in the Company’s Technical Report dated effective December 23, 2011, titled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina” (the “Pirquitas Technical Report”), which is filed on SEDAR and is available on the Company’s website. Mineral Reserve estimates have been adjusted for mine depletion since the Technical Report was prepared.

(2)

The In-situ Proven and Probable Reserve were under the end of December 2011 surveyed mine surface and within the current mine design used in the Pirquitas Mine Technical Report. For a complete description of estimated metallurgical recoveries and head grade, please refer to the Pirquitas Technical Report.

(3)	The stockpiles include remaining jig tails that are the product of previous mining operations at the Pirquitas Mine and ores stockpiled up to the end of December 2011.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 6 below uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.6 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 6
Silver Standard Resources Inc.
Pirquitas Project
Mineral Resource Estimate as at December 31, 2011
(Cutoff Grade = 50 g/t Ag(1) )

Resource Category	Tonnes(Mt)	Ag(g/t)	Zn(%)	Sn(%)	Contained Ag(Moz)	Contained Zn(Mlbs)
Measured	12.9	155.3	0.48	0.24	64.6	135.7
Indicated	16.2	142.0	0.91	0.20	73.8	325.1
Stockpile Indicated (2)	1.5	129.5	1.04	0.15	6.2	34.3
Mineralized Waste Indicated (2)	2.0	44.0	1.79	0.08	2.9	79.9
Inferred	7.0	99.7	2.32	0.04	22.6	360.5

(1)

The Mineral Resource estimates are reported using a cut-off grade of 50.0 grams per tonne silver. The Qualified Person for the Pirquitas Mineral Resource estimates is Dr. Warwick Board, P. Geo. Please refer to the Pirquitas Technical Report which is available on SEDAR and the Company’s website.

(2)	Stockpile and mineralized waste data based on inclusion of mined material in Silver Standard’s ore stockpile (HG-Ag, MG-Ag, and LG-Ag), and marginal grade stockpiles (Marg-Zn-Bx-Pit, Marg-Zn-Bx_Ve-Pla, Marg-Zn-Bx_Ve-Com, Marg-Zn-Bx_Ve- Can, Marg-Zn-Bx_Ve-Tri, Marg-Sn-Bx_Ve-Com, and Marg-Sn-Ox).

Principal Projects

San Luis Project

Location, Access and Infrastructure

The San Luis Project is targeting a newly discovered high-grade gold-silver vein deposit located in the Ancash Department of north-central Peru, approximately 25 kilometers northwest of Barrick Gold Corporation’s Pierina gold mine (see San Luis Project Location Map shown below). Having completed the purchase of Esperanza’s remaining 30% interest in the project in 2011, we now hold a 100% interest in the project. The property lies within the Cordillera Negra mountain range at elevations that range from 3,800 to 4,700 meters above sea level. The project can be accessed by two all-weather roads from the town of Casma on the Pacific Coast and from the town of Huaraz which lies in the valley of Santa River that flows east of the property. Electrical power for our exploration camp is currently generated on-site using diesel generators.

Land Tenure

The San Luis Project consists of 43 mineral concessions covering an area of approximately 35,538 hectares. In order to maintain our rights to these concessions, we are required to pay an annual mining good standing fee in the aggregate of approximately $98,000 in respect of the concessions to the government of Peru.

History

The veins that are the focus of interest at the San Luis Project were discovered in mid-2005 by an Esperanza field crew carrying out a prospecting program under the evaluation joint venture that existed at the time between Esperanza and Silver Standard. Following the discovery in July 2005, Esperanza, as the operator of the San Luis joint venture completed channel sampling of the Ayelén Vein, one of five veins that were identified in the field at that time. Channel samples were spaced approximately every 25 meters (82 feet) along the strike length of the Ayelén Vein. Based on the results of the channel sampling, a diamond drill program was commenced by Esperanza in late 2006.

On April 1, 2007, we assumed the role of operator for the San Luis Joint Venture and continued with the diamond drill program. From 2006 to 2008, the joint venture completed 33,600 meters of diamond drilling in 154 holes. In 2010, we completed a feasibility study for the development of the San Luis Project. In 2011 we signed a land access agreement with the Cochabamba community.

Geology and Mineralization

At the San Luis Project, gold and silver-bearing quartz veins are hosted within Tertiary-age volcanic rocks. Five separate, north-northwesterly trending veins have been identified so far with a cumulative strike length of over 5,000 meters; however, at this time only one of the veins, the Ayelén Vein, hosts an economic deposit of precious metal mineralization. Individual veins range from several hundreds of meters to over 2,000 meters in strike length and are up to 10 meters wide though widths of one to three meters are more common.

The well mineralized Ayelén Vein is typical of quartz-adularia or low-sulfidation epithermal precious metal vein systems. Vein textures such as well-developed banding and multiple brecciation indicate that repeated episodes of quartz deposition occurred, with gold and silver likely being precipitated from the fluids as they ascended towards the paleo-surface and boiled. Modeling of the concentration of precious metals within and along the Ayelén Vein indicates that high-grade mineralization forms subvertically elongated zones commonly referred to as ‘ore shoots’.

Status

In June 2010, we completed a feasibility study for the development of the project, and in the fall of 2010, we submitted our environmental impact assessment study to the Peruvian Ministry of Mines and Energy. In December 2011, we executed a long-term, land-use agreement with the Cochabamba community, one of the two local communities. We are in negotiations with the other local community to secure the other required long-term, land-use agreement. We will make a construction decision once we have received approval of the environmental impact assessment and entered into the remaining required land-use agreements.

On February 28, 2011, we entered into a share purchase agreement with Esperanza, our then joint venture partner in the San Luis Project, to purchase all of Esperanza’s remaining interest in the project which closed on July 28, 2011. See Item 4.B – “Business Overview – Mineral Projects – San Luis Project”.

Reserve Estimates

The following mineral reserve estimates for the San Luis Project were prepared by Steve L. Milne, P.E. of Tucson, AZ, and presented in a technical report dated June 4, 2010, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Table No. 7
Silver Standard Resources Inc.
San Luis Project
Proven and Probable Reserves(1)

Reserves	Ore (Tonnes)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (ounces)	Contained Silver (ounces)
Proven	56,000	28.3	604.5	51,000	1,088,000
Probable	447,000	16.7	426.2	240,000	6,125,000
Total Project Reserves	503,000	18.0	446.14	291,000	7,213,000

(1)

Reserve estimates are reported at a cut-off grade of 6.0 grams per tonne gold equivalent, based on metal prices of $800 per troy ounce of gold and $12.50 per troy ounce of silver and recoveries of 94% gold and 90% silver as presented in the Company’s technical report dated effective June 4, 2010 titled “Technical Report for the San Luis Feasibility Study, Ancash Department Peru” (the “San Luis Technical Report”) filed on SEDAR.

Pitarrilla Project

Location, Access and Infrastructure

Our wholly-owned Pitarrilla Project is located in the north-central part of the State of Durango, Mexico. The Pitarrilla property is easily accessible year-round and can be reached by traveling along all-weather roads either from the small town of San Francisco de Asis or the village of Casas Blancas via the town of El Palmito. The required driving time from the city of Durango is about 4 hours (approximately 260 km by road). See the Pitarrilla Project Location Map shown below.

Being situated in a high-desert environment, the climate at Pitarrilla is generally an arid one. The hottest and driest months are from May through July, with day-time temperatures generally greater than 45°C. During the winter months, December through February, day-time temperatures range from 15°C to 25°C, while night-time temperatures are generally in the -5°C to 10°C range. The wettest months are August through October, with most of the annual rainfall of about 500 mm coming during this period.

Supplies and resources, including fuel and groceries, are available in the town of Rodeo which is a two hour drive to the southeast. Limited supplies are available in San Francisco de Asis and no services are available in Casas Blancas. The company has accommodations, a mess hall and a warehouse in Casas Blancas. Most large items, supplies, assay laboratories and air transportation are available in the cities of Durango and Gomez Palacio-Torreon. Electrical power for the camp facilities is obtained from the existing power grid. Power alternatives for the Pitarrilla Project in connection with the preparation of a Feasibility Study are being evaluated.

CHIHUAHUA
CHIHUAHUA
COAHUILA
DURANGO
ZACATECAS
NAYARIT
LA PITARRILLA PROJECT
Villa Ocampo
Villa Hidalgo
Tlahualilo de Zaragoza
San Bernardo
Guanacevi
Santa María del Oro
Indé
Mapimi
Gomez Palacio
Cd. Lerdo
Tepehuanes
Topia
Canelas
Rodeo
Nazas
Santiago Papasquiaro
Nuevo Ideal
Cuencame
San Juan de Guadalupe
Canatlan
Santa Clara
San Jose de Reyes
Gpe. Victoria
Villa Unión
El Salto
Nombre de Dios
V. Guerrero
Suchil
Mezquital
GRAPHIC SCALE, APROX.
0 30 50 90 Kms.
LEGEND
TOLL ROAD
HIGHWAY
DIRT ROAD
RAILROAD
STATE BOUNDARY
CITY/TOWN
LA PITARRILLA PROJECT
LA PITARRILLA PROJECT
MUNICIPALITY OF INDE, DURANGO, MEXICO
LOCATION MAP
GUILLERMO LOZANO
EXPLOMINERALS S.A. DE C.V.
W.PERRY DURNING & FRANK HILLEMEYER
GEOMAPS S.A. DE C.V.
NOVEMBER, 2002

Land Tenure

The Pitarrilla Project is comprised of 12 mineral claims covering an area of approximately 136,192 hectares. In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government and submit summaries of work programs.

History

Consulting geologists P. Durning and F. Hillemeyer of La Cuesta International Inc. (LCI) first recognized the mineral potential at Pitarrilla in 1995 as part of a generative gold exploration program for Monarch Resources Ltd. In 2002, we entered into an agreement with LCI to claim what is now the core area of the current property. Following programs of geological mapping, rock sampling and reverse circulation drilling, the Company reported in October, 2003 the discovery of the Cordon Colorado, Peña Dyke and Javelina Creek mineralized zones. Subsequent diamond drilling campaigns resulted in the discovery of two additional zones of silver mineralization, the South Ridge and Breccia Ridge zones. In the six years following the discovery at Cordon Colorado, the Company drilled 186 reverse circulation boreholes with a combined length of approximately 20,600 meters as well as 365 diamond drill-holes with a total length of approximately 180,200 meters. In addition, a decline ramp was developed underground during 2007 and 2008 in an effort to gain access to the sulphide-associated Ag-Pb-Zn mineralization of the Breccia Ridge Zone. Approximately 1,350 meters of decline were excavated; however the underground development was halted at the end of 2008 due to the global economic crisis, with the ramp ending short of its target depth. A further 83 diamond drill-holes with a total length of approximately 13,900 meters were drilled in 2011.

Geology and Mineralization

The Pitarrilla silver-zinc-lead deposit is characterized by iron oxide- and sulphide-associated mineralization, which together defines a vertically stacked mineralized system centred on an intrusive complex of rhyolitic dikes and sills that constitute the feeder system for a rhyolitic flow-dome. These subvolcanic rocks are estimated to have formed roughly 30 million years ago (during the Oligocene) and were emplaced into a sequence of somewhat older Eocene volcaniclastic rocks. More than 450 meters below surface, the Eocene volcaniclastic rocks are underlain by folded marine sedimentary strata, mainly siltstones and sandstones, that are believed to be older than 60 million years. A conglomerate formation separates the sedimentary succession from the overlying younger volcanic and volcaniclastic rocks. The sulphide-associated silver mineralization is rooted in the basement sedimentary strata and comprises a vertically extensive zone of disseminated and veinlet-forming Ag-Zn-Pb(-Cu-As-Sb) sulphide mineralization. In addition, replacement-style sulphide mineralization exists stratabound within the conglomerate formation. The sulphide mineralization that forms the central Breccia Ridge Ag-Zn-Pb zone extends upwards into the overlying Eocene volcaniclastic strata and into Oligocene rhyolitic sills where it abruptly grades into a laterally more extensive zone of disseminated iron oxide-associated silver mineralization. The Cordon Colorado, Peña Dyke, Javelina Creek and South Ridge silver zones are marked by ubiquitous but minor amounts of iron and manganese oxides that are believed to have formed through the oxidation of disseminated sulphides. The main Ag-Zn-Pb mineralization event is interpreted to have occurred during or relatively soon after emplacement of the Oligocene rhyolitic dome.

Status

A NI 43-101 Technical Report – Pitarrilla Property Pre-Feasibility study on the economic viability of an underground mining operation on the Pitarrilla Property was prepared by mining consultants Wardrop, A Tetra Tech Company (“Wardrop”) in September of 2009 (the “Preliminary Feasibility Study”). As presented in Wardrop’s Preliminary Feasibility Study, the underground project was to have a 12-year mine life, would mine 4,000 tonnes per day and produce approximately seven million ounces of silver per year. Capital costs were projected at $277 million with average operating costs of $33.81/tonne. Metal recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead.

Ore processing would produce two concentrates, a lead concentrate which would contain the bulk of recovered silver and a zinc concentrate. The lead concentrate was expected to average 60.7% lead and contain approximately 8,000 g/t silver. The zinc concentrate was expected to average 48.5% zinc and contain approximately 400 g/t silver.

In the Preliminary Feasibility Study completed by Wardrop, the capital cost estimate (CAPEX) was determined with an accuracy of ±25% and is suitable for project evaluation and client budgeting. The Pitarrilla Project’s CAPEX consists of four main parts: direct costs, indirect costs, contingency, and owner’s costs. As of April 2009, the CAPEX for the Project was estimated at $277 million. The estimate is subject to qualifications, assumptions, and exclusions, as detailed in the Preliminary Feasibility Study. The economic evaluation of the Pitarrilla Project was prepared by Wardrop based on a pre-tax financial model. For the 12-year mine life and 16.7 Mt reserve, the following pre-tax financial parameters were calculated: 10.9% internal rate of return (IRR); 6.2 years payback on $277 million capital; $107.4 million net present value (NPV) at a 5% discount rate. The base case prices supplied by the Company were as follows: silver – $11.00/oz, zinc – $0.70/lb, lead – $0.50/oz. Sensitivity analyses were carried out to evaluate the project economics for 2-year, 5-year, and current metal prices. The financial outcomes for four metal price scenarios were tabulated for NPV, IRR and payback of capital. Discount rates of 10%, 8%, and 5% were applied to all cases identified by the following metal price scenarios: base case, 2-year average, 5-year average, and current prices. The five year average prices for silver, zinc, and lead were $11.16/oz, $0.99/lb and $0.72/lb, respectively. The two year average prices for silver, zinc, and lead were $14.06/oz, $1.01/lb and $1.02/lb, respectively, and the spot prices at the time of the study for silver, zinc, and lead were $14.02/oz, $0.71/lb and $0.77/lb, respectively. The results are presented below:

Table No. 8
Summary of Pre-tax NPV, IRR and Payback by Metal Price Scenario
From September 2009 Pre-Feasibility Study

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

Sensitivity analyses were carried out on the following parameters: silver prices, lead prices, zinc prices, initial capital expenditure, mine site operating costs. The project NPV (5% discount) is most sensitive to the silver price followed by, in decreasing order: zinc prices, capital costs, operating costs, and lead price.

Reserve and Resource Estimates – Breccia Ridge Underground

Wardrop of Vancouver, British Columbia completed the following mineral reserve estimate for the Pitarrilla Project Breccia Ridge Underground Zone in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards dated September 21, 2009. The entire reserve is categorized as Probable.

Table No. 9
Silver Standard Resources Inc.
Pitarrilla Project
Breccia Ridge Underground
Probable Mineral Reserve Estimate
(Cutoff Grade(1))

Classification	Tonnes (in millions)	Ag (g/t)	Zn (%)	Pb (%)	Silver (million oz)
Probable	16.7	171	2.57	1.12	91.7

(1)

A Net Smelter Return (NSR) cutoff grade of $50/tonne was used to estimate the mineral reserve. The project was evaluated using metal prices of $11/oz silver, $0.70/lb Zn, and $0.50/lb Pb with recoveries varying by rock type. Please refer to the Preliminary Feasibility Study dated September, 2009 prepared by Wardrop and filed on SEDAR.

In 2011 the Company reviewed alternatives for the Pitarrilla Project and retained M3 Engineering & Technology Corporation (“M3”) to prepare a feasibility study on Pitarrilla. The Company’s development team and M3 will build on previous resource engineering and design work and will focus on mining oxide and sulphide ores from one large open-pit operation. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré, and separate zinc and lead concentrates containing payable silver. Completion of the Pitarrilla feasibility study is scheduled for mid-year 2012.

A diamond drill program of approximately 8,300 meters is scheduled for 2012, with the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulphide mineralization. Where possible, results of this year’s drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

In January 31, 2012, an updated Pitarrilla mineral resources estimate was prepared, verified and approved by the Company’s qualified person Dr. Warwick Board, Ph.D., Senior Geologist with Silver Standard. The estimate is presented at a 30 g/t silver cut-off grade. These mineral resources estimates are not materially different from those previously reported by the Company. A new mineral reserve estimate will be prepared as part of the Pitarrilla feasibility study. This new mineral reserve estimate will utilize the open-pit mine concept whereas the current mineral reserve estimate reported above in this Annual Report utilizes an underground mine concept.

The following resource estimates for the Pitarrilla Project were prepared in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.10 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 10
Silver Standard Resources Inc.
Pitarrilla Project
Mineral Resource Estimate(1)

Classification	Silver Cut-off Grade (g/t)	Tonnage (Mt)	Silver Grade (g/t)	Lead Grade (%)	Zinc Grade (%)	Contained Silver (Moz)	Contained Lead (Mlbs)	Contained Zinc (Mlbs)
Measured	30	23.0	86.7	0.67	1.14	64.2	340	580
Indicated	30	222.0	82.9	0.31	0.73	591.5	1,525	3,581
Inferred	30	31.3	64.7	0.18	0.44	65.0	124	301

Notes to Table No. 10:

1.	Dr. Warwick Board, Ph.D. (Geology), P.Geo., is the Qualified Person for the reported mineral resources estimate.
2.	All mineral resources have been classified in accordance with current CIM definition standards.
3.	The Ordinary Kriging with appropriate top-cuts modeling methodology was employed for the mineral resources estimates presented in the above table.
4.

Although a silver cut-off grade of 30 g/t is considered at this time to be the most likely economic cut-off grade for large-scale open-pit mining of the Pitarrilla deposit, it has not yet been confirmed by the appropriate mining studies. A detailed economic cut-off grade analysis will be conducted as part of the Pitarrilla feasibility study.

5.

Silver capping grades used in the estimation range between 415 g/t and 1,825 g/t for the various oxide domains, and between uncapped to 1,370 g/t for the various sulphide domains. Zinc capping grades used in the estimation range between 0.55% and 4.63% for the various oxide domains, and between uncapped and 10.00% for the various sulphide domains. Lead capping grades used in the estimation range between uncapped and 4.02% for the various oxide domains, and between uncapped and 6.04% for the various sulphide domains.

6.	Detailed bulk density modeling was conducted taking into account lithological variability (including an analysis of voids), mineralization, and degree of oxidation.
7.

The drillhole database including collar, survey, assay, lithology, and mineralization, used in the preparation of the mineral resources estimate in Table 10 was validated through conducting detailed verification checks, including QA/QC of location and assay data.

8.	Sums may not equal reported totals due to rounding.

Diablillos Project

Location, Access and Infrastructure

Our wholly-owned Diablillos Project covers an area of 4,500 ha and is located in the altiplano or puna region of northern Argentina about 160 kilometers southwest of the city of Salta, in the Province of Salta. The property is road accessible from Salta, with the drive requiring about six hours, the first half of which is along paved road. The geographic coordinates of the centre of the property are 25°18' South latitude by 66°50' West longitude.

Land Tenure

The project consists of eight mining leases or “minas” totaling 4,500 hectares, and 2 cateos (or exploration licences) of 5,567 hectares. In order to maintain our rights to these concessions, we are required to make canon payments to the Argentine government.

History

Discovered in the 1970s, the property was primarily explored from 1988 to 2001. A mineral deposit know as the Oculto deposit was initially defined by 17 diamond drill-holes totaling 3,010 meters and 79 reverse circulation holes totaling 19,114 meters, with this drilling being done by previous property holders BHP-Utah and Pacific Rim Mining. Barrick, under an option to purchase agreement with Pacific Rim Mining drilled an additional 24 diamond drill holes and 150 reverse circulation holes during the period of 1997-1999. Following our deposition of the project in 2003, we drilled 20 drill-holes totaling 3,046 meters, mainly to test geophysical anomalies outside of the Oculto deposit and to test for continuity of several high-grade zones within the known deposit. The peripheral drilling intersected several areas with minor gold and silver mineralization. The drilling within the Oculto deposit zone confirmed continuity of the mineralization forming the deposit. During 2006, a geological review of the project, done as part of an update of the Barrick pre-feasibility study determined that the previous reverse circulation drilling may have understated the gold and silver values. As a result, a diamond drilling program of approximately 17,600 meters in 107 drill holes was completed by us in 2007 and 2008. This drilling program was designed to investigate whether previously obtained drilling results understated gold concentrates and also to test a number of gold targets separate from the Oculto Zone where a reinterpretation of the geology indicates potential for the discovery of new gold zones.

Geology and Mineralization

The gold and silver deposit at the Diablillos Project is interpreted to be an example of the high-sulphidation subgroup of the epithermal class of precious metal deposits. The mineralization is predominantly hosted by volcanic tuffs, breccias and minor flows that have been intensely leached by acidic fluids which rendered these rocks to be highly porous. The acidic fluids that strongly altered the mineralized rocks are believed to have formed by two processes, in part by magmatic vapors reacting with ground waters during the primary mineralizing event, and then later by the near-surface oxidation of sulphide mineral grains which had been deposited from the deposit-forming hydrothermal fluids. Lying directly below the sequence of Tertiary volcanic rocks is a basal conglomerate formation that contains pebbles and cobbles of older, underlying rocks, including Paleozoic granite and metamorphosed sedimentary rocks. The conglomerate is a particularly important host to the precious metal mineralization, especially zones with higher concentrations of gold. Two main sets of faults have affected the rocks at Diablillos; ENE-WSW trending structures appear to have been important conduits that channeled the hydrothermal fluids which deposited gold and silver in the conglomerate formation and overlying volcanic rocks, whereas N-S fault structures are interpreted to be younger than the ENE-WSW faults and define the margins of a downward-displaced structural block that includes the Oculto deposit.

The bulk of the Oculto gold-silver deposit is hosted by oxidized and porous volcanic and sedimentary rocks containing abundant hematite, limonite and jarosite. Gold generally occurs as fine grains of native gold and electrum, while silver is found as fine grains of acanthite (silver sulphide), chlorargyrite (silver halide), matildite (silver bismuth sulphide) as well as with gold in electrum. Owing to the relatively high grades of gold and silver in the Oculto mineralization and the less anticipated recoveries of these metals by heap-leach processing methods, the Oculto deposit is being considered for a conventional milling operation.

Status

We initiated a Preliminary Economic Assessment for the Diablillos Project in 2010 to evaluate the potential for placing the project in production. Additional exploration work and engineering studies are currently being completed on the project. In 2011, surface rock sampling was conducted on the property by our geologists, and we anticipate carrying out additional exploration drilling in 2012 on targets that are peripheral to the Oculto deposit.

Resource Estimate

As of the date of this report, the Diablillos Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Wardrop Engineering Inc. of Vancouver, British Columbia completed the following resource estimate for the Oculto deposit within the Diablillos Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated July 27, 2009. The resource was evaluated using a Recovered Metal Value (“RMV”) cutoff grade of $10/tonne. The RMV was based on metal values of $11/oz silver and $700/oz gold, and applied recoveries of 65% for gold and 40% for silver. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources noted below may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

Table No. 11 below uses the term “Indicated Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table No. 11
Silver Standard Resources Inc.
Diablillos Project
Indicated Mineral Resource Estimate
(Cut-off Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz in millions)
Indicated	21.6	0.92	111	640,000	77.1

(1)

The cut-off grade is based on $10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz., 40%). Please refer to the NI 43-101 Technical Report dated effective July 27, 2009 titled “Technical Report on the Diablillos Property – Salta and Catamarca Provinces, Argentina” prepared by Wardrop and filed on filed on SEDAR (the “Diablillos Technical Report”).

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

Table No. 12
Silver Standard Resources Inc.
Diablillos Project
Inferred Mineral Resource Estimate
(Cutoff Grade(1))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz in millions)
Inferred	7.2	0.81	27	187,000	6.3

(1)

The cut-off grade is based on $10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00/oz., 40%). Please refer to the Diablillos Technical Report filed on SEDAR.

San Agustin Project

Land Tenure, Location, Access and Infrastructure

The San Agustin Project comprises two mineral claims covering an area of approximately 575 hectares and is located approximately 4 kilometers north of the village of San Agustin de Ocampo and approximately 100 kilometers north of the city of Durango in the State of Durango, Mexico. The Company does not hold the surface rights to the property. Infrastructure is located nearby and paved Highway 45 passes 10 kilometers southeast of the property (refer to the San Agustin Location Map, shown below) and the center of the property can be reached by following a gravel road that turns off this highway and passes through the village of San Agustin. In order to maintain our rights to these concessions, we are required to pay mineral license taxes to the Mexican government.

Geology and Mineralization

The local geology at San Agustin is dominated by a subvolcanic intrusive complex that was emplaced into a folded and faulted sequence of thinly bedded, fine-grained marine clastic sedimentary rocks that are believed to be more than 30 million years older than the intrusive rocks. The emplacement of the dacite porphyry intrusive rocks apparently resulted in the dense fracturing and local brecciation of the sedimentary rocks over a broad area, which facilitated the migration of metal-bearing hydrothermal fluids outwards from the intrusive stock into the enclosing sedimentary rocks. These fluids deposited pyrite and lesser amounts of sphalerite as disseminated grains and stringer veinlets in both the feldspar-porphyritic intrusive rocks and the fine-grained interbedded sandstone and siltone units. At depths of 30 meters and more below the surface, in unoxidized rocks, the precious metal mineralization generally consists of disseminated grains and stringer veinlets of pyrite that contain minute inclusions of gold, while silver is more commonly associated with zinc and lead sulphides in veinlets. Within 30 meters of surface, most of the rocks have been oxidized, with sulphide minerals being converted to iron oxide minerals, namely hematite, goethite and limonite. In terms of gold recovery, the oxidized mineralization is more favourable than the sulphide-associated mineralization, especially considering the low-grade nature of the pyritic mineralization.

Prior to us acquiring the property, exploration activities that were done on the property in the 1990’s consisted of geological mapping, soil sampling and the drilling of 69 reverse circulation boreholes totaling 10,400 meters which outlined the first gold-silver resource to be identified at San Agustin. In early 2004, we completed a reverse circulation drilling program, which totaled 3,890 meters in 24 holes.

The assay results of this program, together with assays from the earlier drill holes, were used to calculate a preliminary gold resource.

In 2006, Geologix Exploration (“Geologix”) entered into an option to purchase agreement with Silver Standard for the San Agustin property. In the following two years, Geologix completed a 175-hole, 40,700 meter diamond drilling program in accordance with the terms of the option agreement (see Item 4.B - “Business Overview – Mineral Properties – San Agustin Project”). At the end of 2008, a mineral resource estimate was completed for Geologix by mining consultants Wardrop, a Tetra Tech Company. Two months later, in early 2009, Geologix was unable to meet its option payment obligations as defined by the agreement due to the global financial crisis that was taking place at that time, and as a consequence, the purchase option was terminated. In 2010, we decided to resume our own exploration of the property, completing a program of multi-method geophysical surveying together with some re-logging of drill cores for a re-interpretation of the geological controls on the mineralization that constitutes the gold-silver(zinc) deposit. Plans are to resume exploration work at San Agustin in 2012 by completing another drilling campaign to expand the known resources and to test some of the geophysical anomalies that were outlined in 2010.

As of the date of this report, the San Agustin Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Wardrop, A Tetra Tech Company of Vancouver, British Columbia prepared a mineral resource estimate for the San Agustin Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, and presented this resource estimate in a technical report dated March, 2009 and filed on SEDAR.

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

Table No. 13
Silver Standard Resources Inc.
San Agustin Project
Indicated Mineral Resource Estimate
(Cut-off grade)(1)

Category	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Indicated	121.0	0.41	12.3	0.49	0.06

(1)

The cut-off grade is based on $3.40 recovered metal values (RMV) in oxide material and $6.25 (RMV) in sulphide material and the following metal prices and recoveries: gold ($631.97/oz, 72%); silver ($11.63, 74%); zinc ($1.11/lb., 62%); and lead $0.78/lb.; 50%).

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No. 14 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 14
Silver Standard Resources Inc.
San Agustin Project
Inferred Mineral Resource Estimate
(Cut-off grade)(1)

Category	Tonnes (millions)	Gold Grade (g/t)	Silver Grade (g/t)	Zinc (%)	Lead (%)
Inferred	91.2	0.36	12.6	0.48	0.07

(1)

The cut-off grade is based on $3.40 recovered metal values (RMV) in oxide material and $6.25 (RMV) in sulphide material and the following metal prices and recoveries: gold ($631.97/oz, 72%); silver ($11.63, 74%); zinc ($1.11/lb., 62%); and lead $0.78/lb.; 50%).

Mineral Properties

Berenguela Project

Location, Access and Infrastructure

The Berenguela silver-copper-manganese project is located in the high Andean altiplano of southern Peru about 5 kilometers northeast of the town of Santa Lucia in the Province of Puno (refer to the Berenguela Project Location Map, shown below).

The property comprises 14 mineral concessions covering an area of approximately 6,668 hectares. The project can be accessed from the small city of Juliaca by following a paved highway for about 65 kilometers to the village of Santa Lucía from where a gravel road leads to the central part of the property. Electrical power is readily available and a main-line railway passes within five kilometers of the project.

Geology and Mineralization

The silver-copper-manganese deposit at the center of the Berenguela Project is hosted by a strongly folded sequence of marine sedimentary rocks consisting of interbedded units of limestone, dolomite, marl (impure carbonate), sandstone and minor shale. A formation rich in gypsum, probably an evaporite, occurs in the lower part of the succession which is believed to have been deposited roughly 100 million years ago. Mineralization consists of massive replacement of limestone, dolomite and to a lesser extent marl beds by manganese oxide minerals which contain variable amounts of silver and copper. How silver and copper actually occur in the mineralization is not well understood, but mineral phases of silver and copper are rarely observed with the naked eye. Overall, the deposit consists of a few lenticular bodies of replacement mineralization that are grossly conformable with, and occur within 100 meters of the surface which occurs at an elevation of about 4,200 meters above sea level.

History

The deposit was mined intermittently between 1905 and 1965 by the Lampa Mining Company, principally for silver. In the 1960s, Charter Consolidated Mining Co. and then Asarco Inc. assessed the mining potential of the Berenguela deposit. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5 -meter intervals for a total of 5,108 meters. In 1968, Charter Consolidated developed an open-pit plan, and calculated a mineable ore reserve for the project. Since the closure of the mine in 1965, no significant quantity of ore has been recovered from the project. The ore reserve estimated by Charter Consolidated does not comply with Canadian National Instrument 43-101 and CIM Standards; under these mining industry guidelines, Charter Consolidated’s ‘mineable reserve’ would be classified as a mineral resource only.

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

From late 2004 through mid-2005, we completed a reverse circulation drill program that totaled 19,029 meters in 222 holes. The program objectives were: (1) to twin historic, relatively wide-spaced drill-holes to verify the grade of mineralization, and (2) to complete sufficient in-fill drilling in two areas of deposit to determine the scope of future drilling requirements for a measured, indicated and inferred resource. In 2010, we undertook a broader assessment of the mineral potential of the property by completing a comprehensive program of geophysical surveying, a soil geochemistry survey and campaign of diamond drilling. The drilling program consisted of 16 boreholes, with a total of 5,546 meters being drilled. Only three of 2010 drill-holes tested the area of the known Ag-Cu-Mn deposit, with the remaining holes probing geophysical anomalies that were outlined to the east, west and south of the deposit. A preliminary economic assessment study was initiated in the fourth quarter of 2010 and continued until March, 2011 when it was terminated before its completion. The early-stage metallurgical and engineering studies that were done for the preliminary economic assessment were performed by mining consultants Kappes, Casssidy & Associates. No exploration or other types of work programs were carried out on the property in 2011.

Resource Estimates

As of the date of this report, the Berenguela Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

James A. McCrea, P. Geo., of Surrey, British Columbia completed the following resource estimate for the Berenguela Project, in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated October 26, 2005 titled “Technical Report on the Berenguela Property, Peru” (the “Berenguela Technical Report”).

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

Table No. 15
Silver Standard Resources Inc.
Berenguela Project
Indicated Mineral Resource Estimate
(50 g/t silver Cut-off grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Indicated	15.6	132.0	0.9

Please refer to the Berenguela Technical Report available on the Company’s website.

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

Table No. 16
Silver Standard Resources Inc.
Berenguela Project
Inferred Mineral Resource Estimate
(50 g/t Silver Cut-off Grade – capped)

Classification	Tonnes (millions)	Silver Grade (g/t)	Copper (%)
Inferred	6.0	111.7	0.7

Please refer to the Berenguela Technical Report available on the Company’s website.

Nazas Project

Until October, 2011, the property that constitutes the Nazas Project was a collection of 31 contiguous mineral concessions located in north-central Durango State, Mexico, that lies about 17 kilometers east of our Pitarrilla project (refer to the Nazas Project Location Map, shown below). Covering a total of 23,591 hectares, the property is a collection of four claims purchased from Camino Minerals Corp., two claims that were acquired through a prospecting agreement with La Cuesta International, Inc., and 25 small claims under an option to purchase agreement with Minerales y Productos Metalurgicos S.A. de C.V., a private Mexican mining company. The project can be accessed from the city of Torreon or the city of Durango by travelling paved highways to a point a few kilometers north of the town of Rodeo where a dirt road turns off to the northwest, eventually reaching the property as it passes along the Nazas River. The trip to the property from Torreon takes about 4 hours, and is about 5 hours from Durango.

La Pitarrilla
Project
Nazas
Project
Durango
Durango
Santiago
Papasquiaro
N
S
E
W
Durango
Pacific
Ocean
Gulf Of
Mexico

Our exploration efforts at the Nazas Project are directed at discovering deposits of epithermal gold and silver mineralization. In 2011, we completed a systematic and comprehensive exploration program that consisted of multiple methods of geophysical surveying (ground magnetics, induced polarization chargeability and resistivity, gravimetrics and magneto-tellurics resistivity), geological mapping and rock sampling and the diamond drilling of 20 boreholes for a combined length of 11,641 meters. Several of the drillholes targeted large epithermal quartz veins that contain weak but significant gold mineralization at surface. Other drillholes were designed to test at depths of more than 300 meters below surface the intersection between subvertical faults and a subhorizontal contact between an upper package of Tertiary volcanic rocks and significantly older sedimentary rocks. Such a geological setting is found at our Pitarrilla Project where it is proven to be highly prospective for silver-rich F-Zn-Pb mineralization. While a number of the 2011 drillholes intersected mineralized zones containing anomalous concentrations of gold, silver, zinc and lead, a mineral resource was not delineated by our drilling. As a consequence, the decision was made in October, 2011 to terminate the option to purchase agreement with Minerales y Productos Metalurgicos S.A. de C.V. for the 25 small claims included in the Nazas Projects. However, the remaining six claims at Nazas which we control 100% subject to royalty interests held by La Cuesta International, Inc. will continue to be explored in the future.

Challacollo Project

Location, Access and Infrastructure

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

Geology and Mineralization

The Challacollo Project is focused on four main north-south trending epithermal quartz veins and silicified breccia structures that are hosted by volcanic tuffs and flows that were deposited on considerably older marine sedimentary rocks. The Lolón Vein is the largest and most productive vein; it is more than 3,500 meters in length, locally up to 13 meters wide, and was historically mined for silver along a 700 m-long section of the structure where multiple episodes of quartz deposition and brecciation can be observed. Below the zone of surficial oxidation, silver is associated with lead and zinc sulphides, but in the former underground mine the vein rock is oxidized, where primary sulphide minerals have been replaced by iron oxides, with silver occurring in supergene mineral phases.

History

During the two decades between the closure of the underground mine and us acquiring the Challacollo Project in 2001, a number of mining companies held exploration options to explore the property. These companies completed underground sampling and drilled a total of 22 boreholes that tested a number of veins. Following our acquisition of the property, we completed an extensive sampling program of the underground workings at 25 meter intervals, collecting and analyzing more than 1,000 chip-channel samples. In addition, a seven-hole, 746-meter drill program was carried out and tested approximately 600 meters of strike length of the Lolón Vein. In 2003, a follow-up drilling program of 5,685 meters was completed for in-fill and step-out purposes. Combining the assay results obtained by the 2002 and 2003 drilling campaigns with assays obtained from underground channel samples, we were able to prepare a resource estimate for the project in accordance with Canadian National Instrument 43-101 and the CIM Standards. More recently, in 2007, we completed a 37-hole, 7,986-meter reverse circulation drill program with the objective of expanding resources along the known veins and to test for porphyry-related copper mineralization. In 2010, we contracted to have multiple geophysical surveys performed over the property, including airborne magnetics and radiometrics surveys. We also completed a grid-controlled rock-sampling survey, where samples were collected for geochemical analysis as well as mineralogical spectral analysis. The new geophysical and geochemical data have been used to identify several drill targets that will be tested in the future.

Resource Estimate

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
(50 g/t Silver Cut-off Grade)

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
(50 g/t Silver Cut-off Grade)

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

The Candelaria District developed into the richest silver district in the State of Nevada, following discovery of high-grade mineralized quartz veins in 1864. From then until 1954, the property produced 22 million ounces of silver. The property was acquired by Occidental Minerals and later Nerco Minerals, who built a processing facility and operated the mine from 1980 until 1989. During that time they produced over 33 million ounces of silver. Kinross Candelaria Mining Company, an indirect wholly-owned subsidiary of Kinross Gold, purchased the Candelaria mine in 1994 and operated the mine until January 1999. Kinross produced over 13 million ounces of silver, bringing the total historical production for the property to over 68 million ounces of silver.

Mineralization within the district is confined to the Candelaria Shear, a linear zone of brittle-ductile deformation related to faulting. High-grade veins form along contacts of felsic rock dikes that were intruded into the shear zone that is developed in a sequence of Tertiary volcanic rocks. Lower grade, bulk tonnage mineralization extends as a halo from the veins into the surrounding shear zone. The main ore bodies vary in width from 80 to 120 feet and average 3.5 to 4.1 ounces of silver per ton in silver concentration.

Reclamation of the Candelaria mine has been on-going for the past several years. The mine dumps have been re-contoured and re-vegetated, while both of the heap leach piles have been rinsed with fresh water and re-seeded. Kinross completed re-contouring and re-seeding of the leach ponds in the first quarter of 2002. We have completed an environmental audit of the mine. This audit did not identify any significant environmental issues and confirmed that the substantial amount of reclamation work completed to date met all state and federal guidelines. See Item 4.B - “Business Overview – Mineral Properties –Candelaria Mine Project”.

Mark G. Stevens, P.G. prepared the following resource estimate for the Candelaria project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards on May 24, 2001.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

Table No.19 below uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and required under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Table No. 19
Silver Standard Resources Inc.
Candelaria Project
Silver Standard Mineral Resource Estimate
(0.5 troy oz/ton soluble Ag)

Classification	Tonnes (millions)	Silver Grade (oz/ton)	Gold Grade (oz/ton)
Measured	3.4	4.44	0.004
Indicated	10.2	2.84	0.003
Inferred	55.7	1.49	0.002

Maverick Springs Project

Location, Access and Infrastructure

The Maverick Springs Project is located approximately half-way between Elko and Ely, Nevada and covers approximately 3,970 acres within the prospective belt or trend of gold/silver mineralization known as the Carlin Trend. We hold a 55% interest in the Maverick Springs Project, representing all of the silver mineral resources hosted in the project. The project can be accessed year-round by fifteen miles of gravel road from the Ruby Lakes National Wildlife Refuge, located west of the Maverick Springs Project. See the following Maverick Springs Project Location Map.

NEVADA
Winnemucca
Elko
MAVERICK SPRINGS
Reno
Carson City
Fallon
Hawthorne
Mina
Tonopah
Ely
Beatty
Las Vegas
80
50
95
6
N
Winnemucca
Elko
80
MAVERICK SPRINGS
Reno
Fallon
50
Carson City
95
Hawthorne
Mina
6
Tonopah
0 20 40 60 80
MILES

Geology and Mineralization

The Carlin Trend is thought to mark a deep penetrating fault that separates relatively thick and stable continental crust to the east from a zone of thinned transitional crust to the west. The Maverick Springs Project is underlain primarily by Paleozoic marine sedimentary rocks that are unconformably overlain by basin-fill clastic sediments and Middle Tertiary volcanic tuffs. Gently folded and normal-faulted limestone and calcareous siltstone formations are the main host rocks to the silver-gold mineralization at the Maverick Springs Project. The disseminated mineralization does not outcrop; it occurs at depths of 500 feet to 600 feet below surface and has been delineated by programs of reverse circulation and diamond core drilling. The mineralization trends north-northeast and occurs as a gently convex-shaped tabular body with length-width dimensions of approximately 8,000 feet and 2,500 feet, respectfully. In the vertical dimension the mineralized body attains a maximum thickness of about 200 feet.

History

Newmont was the first company to test the mineral potential of the Maverick Springs Property in the late 1990’s, completing geological mapping, soil and stream sediment geochemical surveys as well as a substantial amount of drilling. A total of 130 drillholes were completed by Newmont, of which 37 were shallow conventional rotary or percussion holes, 39 were reverse circulation holes, and 54 were diamond core holes. Vista Gold and its Nevada based affiliate, VNC, then took over Newmont’s purchase option agreement for the mineral rights to the property and conducted a wide-spaced seven-hole reverse circulation drilling program to test for continuation of the previously identified mineralized zone. In 2003 and 2004 respectively, Vista completed an additional 16 and 13 reverse circulation holes to further test the continuation of mineralization. In 2006, an 18-hole, 16,035 foot reverse circulation drill program encountered additional silver mineralization at the north end of the mineralized zone. In 2008, we assumed the role of operator under a joint venture with Vista Gold, whose 45% interest in the project is now controlled by Allied Nevada, and completed a 5 hole, 5,330 foot reverse circulation drilling program. Since the 2008 work program, we have not carried out any exploration activities on the property.

Resource Estimate

As of the date of this report, the Maverick Springs Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

Snowden Mining Industry Consultants of Vancouver, British Columbia completed the following resource estimate for the Maverick Springs Project in accordance with the standards of Canadian National Instrument 43-101 and the definitions of the CIM Standards, in a report dated April 13, 2004 available on the Company’s website (the “Maverick Springs Technical Report”). We hold a 55% interest in the Maverick Springs Project, representing all of the silver mineral resources hosted in the project.

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

Please refer to the Maverick Springs Technical Report dated April 13, 2004.

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

Please refer to the Maverick Springs Technical Report dated April 13, 2004.

Sunrise Lake Project

The Sunrise Lake Project is located about 130 kilometers by air east-northeast of Yellowknife, Northwest Territories, Canada. Access to the property is typically by ski or float-equipped aircraft. The Sunrise Lake Project consists of six mining leases, which form a contiguous block with an aggregate area of 1,618 hectares.

The Sunrise Lake Project consists of a lens of polymetallic massive sulphides overlying stringer zones of low-grade mineralization. The massive sulphide lens is three to four meters thick and has a strike length of about 120 meters at the surface. At depth it is up to 190 meters long. The deposit remains open down plunge.

Hemisphere and Aber discovered the Sunrise Lake Project in October 1987. During 1987 and 1988, they drilled a total 18,951 meters in 65 diamond drillholes on the Sunrise Lake Project and 1,280 meters in 12 holes on peripheral targets. In 1998, they completed an additional seven diamond drillholes aggregating 1,543 meters. We have not carried out any exploration activities on the property since acquisition.

As of the date of this report, the Sunrise Lake Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

We completed an updated polygonal estimate of the resources for the Sunrise Lake Project in August 2003. The resource estimate is based on a cut-off of 30 g/t of silver and was prepared in accordance with Canadian National Instrument 43-101 and the CIM Standards. Roscoe Postle Associates Inc. (now known as Scott Wilson Roscoe Postle Associates Inc.) reviewed and confirmed our classification of Indicated and Inferred Mineral Resources for the Sunrise Lake Deposit in a report dated September 3, 2003 and available on the Company’s website (the “Sunrise Lake Technical Report”).

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

Table No. 22
Silver Standard Resources Inc.
Sunrise Lake Project
Silver Standard Indicated Mineral Resource Estimate with Roscoe Postle Review
(30 g/t Silver Cut-off Grade- Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Indicated	1,522,000	262.0	2.39	5.99	0.08	0.67

Please refer to the Sunrise Lake Technical Report.

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

Table No. 23
Silver Standard Resources Inc.
Sunrise Lake Project
Silver Standard Inferred Mineral Resource Estimate with Roscoe Postle Review
(30 g/t Silver Cut-off Grade- Uncut)

Classification	Tonnes	Silver Grade (g/t)	Lead (%)	Zinc (%)	Copper (%)	Gold Grade (g/t)
Inferred	2,555,000	169.0	1.92	4.42	0.07	0.51

Please refer to the Sunrise Lake Technical Report.

Veta Colorada Project

The Veta Colorada Project is located a few kilometers northwest of the city of Parral in Chihuahua State, Mexico, approximately 210 kilometers south of Chihuahua City. Mining in the Parral mineral district commenced in the late 1500s when high-grade silver-gold mineralization was discovered in the Colorada vein, the principal mineralized structure in the district. For nearly four centuries, dozens of small mines intermittently exploited the Veta Colorada. The property of the Veta Colorada Project consists of nine mining concessions covering an area of approximately 4,244 hectares. The project can be accessed from paved Highway 24 that connects the Mexican cities of Hidalgo del Parraland Durango. In order to maintain our rights to these concessions we are required to pay surface mining taxes to the Mexican government.

The Veta Colorada vein structure is traceable for over 10 kilometers, striking north-south and dipping moderately to the east. The base of this mineralized structure is represented by a planar fault that cuts through a sequence of Tertiary volcanic rocks a few hundred meters thick as well as significantly older marine sedimentary rocks that form the basement to the volcanics. Quartz veining, with textures that are typical of epithermal precious metal deposits, was deposited along sections of this major fault. The commonly banded and locally brecciated quartz veins attain thicknesses of one to four meters thick. The volcanic rocks in the immediate hanging wall of the veins are strongly fractured and locally brecciated, with quartz stocks and quartz-cemented breccias bodies extending up to 30 meters from the larger veins. Silver mineralization in the breccias bodies tends to be less concentrated than the vein-hosted mineralization and was generally left in place by previous miners.

Since acquiring the project, we have performed a limited amount of exploration work, including geological mapping, surface rock sampling, a limited amount of underground rock sampling and the diamond drilling of three boreholes for a combined length of 1,001 meters. This work was mainly done in 2006; no exploration was done on the property in 2011.

As of the date of this report, the Veta Colorada Project is without known Mineral Reserves, and any activity carried out on the property is exploratory in nature.

San Marcial Project

The San Marcial Project is located in Sinaloa State, Mexico 90 kilometers due east of Mazatlan in the Sierra Madre Mountains in west-central Mexico and comprises two claims covering an area of 1,250 hectares. The concession is generally road accessible year round except during the rainy season when 4-wheel drive vehicles are required. See the following San Marcial Project Location Map. In order to maintain our rights to these concessions, we are required to pay surface mining taxes to the Mexican government.

DURANGO
Mazatlan
40
45
49
San Marcial
Prospect
ZACATECAS
Pacific
Ocean
15
0 50 100 150
KILOMETRES
BAJA CALIFORNIA
BASIN AND RANGE
Hermosillo
SIERRA MADRE
Chihuahua
Parral
SIERRA MADRE
CENTRAL
Torreon
Monterrey
GULF
COASTAL
PACIFIC
COASTAL
MESA
ORIENTAL
Mazatlan
Zacatecas
San Luis
Potosi
PLAIN
OCCIDENTAL
PLAIN
SAN MARCIAL
PROJECT
Gulf of
Mexico
YUCATAN
NEOVOLCANIC
Mexico
City
AXIS
SOUTHERN
SIERRA
MADRE
SIERRA DE
CHIAPAS
SAN MARCIAL PROJECT
Sinaloa, Mexico
LOCATION MAP
0 100 200 300 400
KILOMETRES

The geology at the San Marcial Project can be sub-divided into two distinct underlying rock types, an upper volcanic group of rocks occurring in the higher and more mountainous portions of the project in the northeast, and the underlying lower volcanic group of rocks that occur at lower elevations. The known silver prospects at the San Marcial Project are hosted along what appears to be a narrow set of northwest trending fault structures in two known vein systems, both of which outcrop and can be identified by small historical diggings over a strike length of approximately 300 meters. Prior to our acquisition of the project Gold-Ore carried out regional stream sediment sampling, geological mapping, rock sampling and trenching and completed the drilling of six holes totaling 601.7 meters. Following acquisition, we completed two drill programs totalling 2,526.8 meters in 14 holes.

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

Table No. 24
Silver Standard Resources Inc.
San Marcial Project
Silver Standard Inferred Mineral Resource Estimate with Sundance Review
(30 g/t Silver Cut-off Grade)

Classification	Tonnes (millions)	Silver Grade (g/t)	Lead (%)	Zinc (%)
Inferred	2.31	191.79	0.32	0.66

Office Space

In April 2009, we agreed to sublease approximately 10,745 square feet at 1400, 999 West Hastings Street, Vancouver, BC for a 45 month period commencing July 1, 2009 and expiring on March 30, 2013. Under the terms of the sublease, we agreed to pay $19.50 per square foot per annum and a proportionate share of operating costs and operating taxes over the term of the sublease. Effective July 27, 2009, we moved our head office to 1400, 999 West Hastings Street, Vancouver, BC.

We continue to lease our former head office at 1180, 999 West Hastings Street, Vancouver, BC, under a lease dated March 13, 2008, as amended June 19, 2008, that expire on March 31, 2013. Under the terms of the lease, we lease 8,361 square feet of office space for a five year period at rates increasing from $284,279 in the first year to $334,440 per year in the fifth year; and under the terms of the amendment to the lease, we lease 1,319 square feet of office space for a four year and five month period at rates increasing from $44,846 per year, pro rated for the first five months to $52,760 in the fifth year. We are also required to pay our proportionate share of operating costs and property taxes over the term of these leases.

Under a sublease dated June 16, 2009, we agreed to sublease approximately 6,000 square feet of the office space at 1180, 999 West Hastings Street, Vancouver, BC until March 30, 2013 for $22 per square foot per annum and a proportionate share of operating costs and property taxes. Under a sublease dated November 1, 2008, we subleased 1,319 square feet of the office space at 1180, 999 West Hastings Street, Vancouver, BC until October 30, 2011 at the same rate per square foot as set out in the amendment to the lease. The sublease terminated early on August 2, 2011.

Item 4A            Unresolved Staff Comments

There are no unresolved SEC comments at this time.

Item 5               Operating and Financial Review and Prospects

          A.        Operating Results

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. (“Silver Standard” or “the Company”) for the year ended December 31, 2011, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Full disclosure of the Company’s IFRS accounting policies and a reconciliation of the previously disclosed opening balance sheet prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in notes 2 and 26 to the audited consolidated financial statements.

The Company’s 2010 comparative financial information in this MD&A have been restated and are presented in accordance with IFRS, but 2009 comparative financial information has not been restated. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of March 11, 2012, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011. Unless otherwise stated all currency amounts are presented in U.S. dollars.

This Annual Report contains “forward-looking statements” that are subject to risk factors set out under the heading “2.D. – Risk Factors”. The Company uses certain non-GAAP financial measures in this Annual Report. For a description of each of the non-GAAP financial measures used in this Annual Report please see the discussion under ‘Non-GAAP Financial Measures’. The Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

Financial and Operational Summary 2011

  Silver production of 7.1 million ounces in 2011 compared to 6.3 million ounces in 2010, an increase of 12%.
  Net income of $80.1 million or $1.00 per share.
  Operational improvements at the Pirquitas silver mine in Argentina to position the mine for consistent period-on-period production performance.
  Monetized approximately one-third of the Company’s shareholding in Pretium for $130 million, while retaining an interest with a market value at February 29, 2012 in excess of $400 million.
  Consolidated the Company’s ownership interest in the high-grade gold and silver San Luis project in Peru.
  Completed the sale of the Bowdens project in Australia for $70 million.
  Accelerated the feasibility study on the Pitarrilla project in Mexico towards completion in mid- 2012.
  Strengthened and enhanced the senior management team and technical capability with several appointments.
  In the Cortaderas area at the Pirquitas mine, intersected high-grade silver and zinc mineralization, including 218 meters of 477.3 g/t silver and 7.97% Zn (DDH-214), in and around a breccia body to the north of the current open-pit, resulting in the establishment of a new Inferred mineral resource estimate of 22.5 million ounces of contained silver.

Silver Standard is engaged in the exploration, development and production of silver-dominant mineral properties located in the Americas.

The Company’s strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis, Diablillos and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the benefit of the Company’s shareholders. Certain projects also contain significant gold and base metals. The Company’s future growth will be primarily driven through the development of core projects, while monetizing other non-core projects to support funding requirements.

2011 was a volatile year for equity and financial markets globally. Significant sell-offs were evidenced in July and August as the U.S. sovereign debt downgrade was pending and the European sovereign debt situation worsened. Equity markets did recover somewhat and were led by the U.S. Dow Jones Index.

Central banks around the world, including China and many European banks, acted in concert with the Americans to lower interest rates as the year progressed.

This volatile economic environment has been supportive for the silver price and helped drive silver to a record high of $48.70 per ounce at the end of April before a sharp price reduction. Price increases through the summer saw the silver price back in the $40 per ounce range, but concerns over the world economic outlook in September resulted in prices declining to the low $30 per ounce range. The silver price has been more stable since then and closed the year at $28.18 per ounce. Silver has maintained its status as a “safe haven asset” and a component of asset portfolios around the world.

The Company realized an average silver price of $33.58 per ounce on deliveries during 2011, compared to $20.92 per ounce in 2010.

The stronger price environment enabled the Company to increase revenues by 32% compared to 2010 despite sales volumes being lower, as a result of the Company terminating its long-term sales contract in the third quarter of 2011.

Two significant events impacted Pirquitas during 2011. Firstly, the replacement time for delivery of the ball mill gearbox significantly impacted operations. The Company believes, however, that during the year significant progress was made improving the infrastructure, systems and processes for future operations at Pirquitas. The primary crushing capacity was increased and the ball mill refurbished. Cost initiatives have also been implemented to lower costs where possible and offset the risk of inflationary pressures. Despite the ball mill not being operational for over two months of the year, production of 7.1 million ounces of silver exceeded 2010 by 12%.

Secondly, a reduction to the estimated mineral reserves at Pirquitas has now been incorporated into the mine plan and shortened the mine life. However, this had no significant impact on the Company’s financial results for 2011. In addition, the Company believes the exploration potential at Pirquitas is significant and has planned an extensive drilling program for 2012.

The Company concluded 2,000 tonnes of spot sales of silver concentrate during the fourth quarter of 2011 (of which 1,000 tonnes was delivered before the year-end), and announced on February 14, 2012 that it had committed an additional 6,000 tonnes of silver concentrate to various customers for delivery in the first half of 2012. In addition to the spot sales, trial shipments totaling 500 tonnes of silver concentrate are at various stages of evaluation with potential customers, and these trials are part of longer term contract negotiations. This committed tonnage goes a long way toward reducing the inventory which had accumulated during the year, and current deliveries are expected to be in a strong price environment.

The Company also completed significant transactions in the year; acquiring the remaining 30% interest in the San Luis project, monetizing the non-core Bowdens project for $70 million, and monetizing a significant amount of value from the investment in Pretium by selling approximately one-third for $130 million. The market value of the Company’s investment in Pretium at the year-end was in excess of $300 million.

Exploration remains important for the Company and during 2011 $36 million was spent, primarily at the development projects of Pitarrilla in Mexico and San Luis in Peru.

Through 2011 the Company accelerated the Pitarrilla project in Mexico. In the third quarter the Board of Directors committed significant funds for completion of a feasibility study by the middle of 2012, and for commencement of infrastructure construction, such as the operations camp, access roads and water wells. The Company has also been building the management team to advance this project.

SUMMARIZED ANNUAL FINANCIAL AND OPERATIONAL RESULTS
(thousands of dollars, except production data and per share amounts)

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with those statements:

	IFRS	IFRS	GAAP	GAAP
	2011	2010	2009(1)	2008

Production Data

Tonnes milled (kt)	1,089	1,255	410	N/A
Silver head grades (grams/tonne)	253	233	185	N/A
Silver recoveries	79.5%	65.2%	45.0%	N/A
Silver produced (ounces)	7,055,589	6,302,140	1,114,300	N/A
Silver sold (ounces)	4,845,597	5,936,657	602,400	N/A

(1)

We entered production at our Pirquitas mine in Argentina on December 1, 2009. As a result, 2009 is our first year of reported revenues and production data. Production during 2009 included processing historical jig tailings to prove the mechanical operation of the plant; since December 1, 2009, the tonnes milled were primarily oxide ore

	IFRS	IFRS	GAAP	GAAP
	2011	2010	2009(3)	2008(3)
Cash cost per ounce of silver (1)
Cash production cost	$13.65	$12.19	$8.98	N/A
Cash operation cost	$20.93	$18.03	$16.57	N/A
Total cost	$25.37	$22.14	$20.30	N/A
Revenues (2)	$147,845	$112,256	$5,442	$-
Average realized silver price (per ounce)	$33.58	$20.92	$17.49	N/A
Average London spot silver price (per ounce)	$35.11	$20.16	$17.67	N/A
Other financial information
Net earnings (loss)	$80,128	$338,455	$(13,193)	$(5,946)
Basic earnings (loss) per share	$1.00	$4.34	$(0.19)	$(0.09)
Diluted earnings (loss) per share	$0.99	$4.32	($0.19)	$(0.09)
Cash and cash equivalents	$329,055	$232,311	$26,659	$72,013
Total assets	$1,276,102	$1,147,990	$749,925	$567,905
Working capital	$399,088	$306,391	$24,515	$41,486
Non current financial liabilities	$126,555	$137,860	$162,057	$132,980
Cash dividends declared	$-	$-	$-	$-

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in the Company’s Consolidated Statement of Income please refer to ‘Non-GAAP Financial Measures’.

(2)	Revenues are reported net of deductions, treatment and refining charges.
(3)

The Company’s annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. As the Company’s transition date to IFRS was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009 and 2008 have not been restated and have been prepared under Canadian GAAP.

Review of the Annual Financial Results

Net income for the year ended December 31, 2011 was $80.1 million ($1.00 per share) compared to $338.5 million ($4.34 per share) in 2010 and a net loss of $13.2 million ($0.19 per share) in 2009. The following is a summary and discussion on significant components of income and expenses recorded during 2011 compared to the prior two years.

In 2011, the Company recorded total revenues from the Pirquitas Mine of $147.8 million from the sale of 4.8 million ounces of silver and 12.4 million pounds of zinc. Shipments made in the period realized an average silver price of $33.58 per ounce, excluding the impact of period-end price adjustments, and zinc realized an average price of $1.02 per pound. This is compared with 2010 which recorded revenues of $112.3 million from the sale of 5.9 million ounces of silver at an average realized price of $20.92, and 2009 which only recognised $5.4 million in revenue because commercial production only started in December of that year. There were no zinc sales in either 2010 or 2009. The increase in sales recognised compared to 2010 is reflective of the significant increase in the price of silver, partially offset by the lower volume sold in 2011. Zinc sold in 2011 contributed $9.3 million to total revenues.

Since the mine’s start-up, silver concentrates were sold pursuant to a sales contract to a single customer. The contract was terminated during the third quarter of 2011 which resulted in sales volumes of silver concentrate being lower than the prior year. Zinc concentrate sales were unaffected. A total of 1,000 tonnes of spot sales of silver concentrate were completed in the fourth quarter the Company has committed an additional 7,000 tonnes for delivery in the first half of 2012. The Company is continuing negotiations to establish long-term contracts with various counterparties.

Cost of sales for 2011 was $95.9 million compared to $98.1 million in 2010, and $7.9 million in 2009. This resulted in income from mine operations of $51.9 million in 2011, $14.1 million in 2010 and a loss of $2.5 million in 2009. The net result was an improvement in margins from 2010 to 2011 from 14.4% to 54.1% . Higher silver prices realized in 2011, and the commencement of zinc sales, fully offset the increase in unit costs that the mine experienced in the same period.

General and administrative expenses for the year ended December 31, 2011 were $23.7 million compared to $28.9 million in 2010 and $20.9 million in 2009. The main reason for the reduction between 2011 and 2010 was share-based payments that are revalued based on the Company’s share price were significantly lower as the share price declined towards the end of 2011. Salaries and benefits were slightly higher in 2011 due to the increase in headcount as the Company expands its business. The increase in 2010 compared with 2009 was primarily due to growth in headcount and was mainly salary, employee benefit and bonus related, and the increase in stock price through 2010 also resulted in a significant increase in certain forms of share-based payments.

Expensed exploration costs of $5.7 million for 2011 and $2.4 million in 2010, and $0.5 million in 2009 relate primarily to the drilling programs at the Pirquitas mine. Such costs at an operating property are expensed in line with the Company’s accounting policy.

In 2011 the Company recorded a gain on sale of mineral properties of $51.4 million from the sale of the Bowdens project in Australia, offset by $1.5 million of transaction costs related to the Snowfield and Brucejack disposition in 2010, for a net gain of $49.9 million. In 2010 the Company recognised a total gain of $402.0 million from the disposal of Snowfield and Brucejack, and the smaller Silvertip property.

In September 2011, the Company sold the Bowdens project in Australia to Kingsgate for $35.0 million in cash, 3.4 million shares of Kingsgate (with an approximate value of $25.6 million), and two deferred cash payments of A$5 million each. The first deferred payment was received on December 31, 2011 and the second is due on June 30, 2012. Total consideration was approximately $70.7 million, resulting in a gain on sale of $51.4 million (after tax gain of $35.3 million).

On December 21, 2010 the Company sold its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium for total consideration of $442.3 million. Under the terms of the transaction the Company received a total of 32.5 million common shares of Pretium with a fair value of $191.9 million, cash proceeds of $211.3 million (before costs of $12.4 million) and a non-interest bearing convertible promissory note in the principal amount of $39.1 million. This resulted in a gain of $388.8 million (after tax gain of $360.6 million).

During February 2010, the Company sold its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid consideration of $15.0 million, comprising cash of $7.1 million and 1.2 million common shares of Silvercorp with a fair value of $7.8 million, for an after-tax gain of $13.1 million.

On April 8, 2011 the Company sold 11.5 million units of Pretium for $120.1 million, before transaction costs. Each unit is comprised of one common share of Pretium and half of a warrant to purchase an additional common share of Pretium for C$12.50. This constituted a partial disposal of the investment in the equity accounted associate, and resulted in a gain of $38.8 million. As at December 31, 2011 the Company retained an ownership interest of 28.39% in Pretium, which had a book value of $136.3 million and a market value in excess of $300 million.

Other income (expenses) comprised the following for the year ended December 31:

	2011	2010	2009
	$000s	$000s	$000s
(Impairment) reversal of impairment of convertible debenture	2,400	-	(2,002)
Unrealized gain (loss) on financial instruments at FVTPL	20,182	(1,109)	412
Gain (loss) on sale of marketable securities	5,453	3,114	(1,279)
Write-off of mineral property costs	(4,624)	(238)	(377)
Write down of marketable securities and other investments, net of
interest received	-	-	534
Gain on dilution of associate	1,803	-	-
Share of loss of associate	(6,078)	(77)	-
Miscellaneous income (expense)	(1,056)	16	-
	18,080	1,706	(2,712)

The unrealized gain on financial instruments at fair value through profit and loss (“FVTPL”) is primarily from the convertible notes, for which a gain of $20.2 million was recorded in 2011 compared to a loss of $1.1 million in 2010. This item was not recorded in 2009 as this instrument did not meet the definition of a derivative liability under Canadian GAAP. Since the acquisition of the Company’s interest in Pretium in December 2010 the Company is required to record its share of Pretium’s losses, which were $6.1 million in 2011 and $0.1 million in 2010. The Company wrote off exploration costs of $4.5 million following its decision to let its option of the Navidad claim group at the Nazas property expire. There were no significant cost write-offs in either 2010 or 2009. The gain on marketable securities recognised in the income statement is the cumulative gain from the sale of marketable securities which has been recycled from other comprehensive income.

The Company recorded a foreign exchange loss for the year ended December 31, 2011 of $2.7 million compared to a loss of $0.9 million in 2010 and a gain of $1.2 million in 2009. The Company’s main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During 2011 the Canadian dollar was strong against the U.S. dollar during the first half of the year and weakened subsequently, while the Argentine peso steadily weakened against the U.S. dollar.

In the year ended December 31, 2011 the Company recorded an income tax expense of $31.4 million compared to $32.2 million in 2010 and a recovery of $4.3 million in 2009. Of the total tax expense in 2011, $21.1 million reflects the current and deferred tax expense at Pirquitas, $5.2 million from the capital gain on the sale of the Pretium shares, $16.1 million from the gain on the sale of the Bowdens project; these expenses are partially offset by realized losses and the balance relates to changes in deferred tax liabilities. In 2010 the tax expense at Pirquitas was $5.5 million and there was an expense of $27.1 million in Canada primarily due to the sale of the Snowfield and Brucejack properties. The income tax recovery in 2009 was the result of unrealized losses on marketable securities and the operating loss at Pirquitas in that year.

Quarterly Financial Review

The following table sets out selected results from the eight most recent quarters all of which have been prepared in accordance with IFRS;

			2011			2010
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	14,369	26,152	47,271	60,053	45,077	41,557	14,091	11,531
Income (loss) from mine operations	(3,270)	11,492	15,838	27,859	24,975	7,426	(1,673)	(16,594)
Net income (loss)	2,584	21,836	45,765	9,943	361,623	(10,407)	(9,385)	(3,376)

Basic earnings (loss) per share	0.03	0.27	0.57	0.12	4.64	(0.13)	(0.12)	(0.04)
Diluted earnings (loss) per share	0.03	0.27	0.57	0.12	4.62	(0.13)	(0.12)	(0.04)

Cash and cash equivalents	329,055	355,903	368,759	260,733	232,311	35,839	57,719	102,995
Total assets	1,276,102	1,249,570	1,252,360	1,178,644	1,147,990	717,749	701,356	721,795
Working capital	399,088	428,627	418,812	335,764	306,891	65,201	89,429	117,441
Non current financial liabilities	126,555	182,018	171,203	174,497	137,860	144,827	137,547	135,792

The Pirquitas mine commenced production at the end of 2009 and gradually increased production, and correspondingly, revenue through 2010 and into the first half of 2011. Silver prices also increased from the second half of 2010 through 2011. Lower revenues in the second half of 2011 were due to the termination of the sales contract while long-term contract negotiations were undertaken. Production continued through this period which resulted in a significant increase in finished goods inventory.

Income from mine operations follows the trend of revenues as a significant portion of operating costs are fixed and, although they increased on a unit basis through 2011, were broadly consistent. Net income of the Company has been impacted by non-routine transactions such as the sale of mineral properties in the fourth quarter of 2010 and third quarter of 2011, and the partial sale of the Company’s investment in Pretium in the second quarter of 2011. In 2011 changes in fair value of the derivative liability has had an increasingly significant impact on net income with a gain in excess of $20.0 million.

Review of Quarterly Financial Results – three months ended December 31, 2011 compared to the three months ended September 30, 2011

The Company recorded net income attributable to shareholders in the fourth quarter of 2011 of $2.6 million, compared to $21.8 million in the third quarter. Compared to the prior quarter net income was impacted significantly by the following factors.

In the fourth quarter of 2011 the Company recognised revenues of $14.4 million from the sale of 0.5 million ounces of silver and 1.9 million pounds of zinc, with realized silver prices of $33.42 per ounce, and $0.87 per pound of zinc. This compares to revenues of $26.2 million in the third quarter of 2011 from the sale of 0.7 million ounces of silver, and 3.9 million pounds of zinc, with realized silver price of $39.88 per ounce, and $1.01 per pound of zinc. In addition, negative final settlement prices and mark to market (“MTM”) adjustments reduced revenue compared to units delivered.

Cost of sales was higher in the fourth quarter because a higher proportion of operating costs were expensed during the period of plant downtime while not producing inventory, an increase in depreciation charges following the revised mineral reserve and mineral resource estimates, and a write down of low grade stockpiles that are planned to be processed towards the end of the mine life. The increased costs generated a loss from mining operations in the fourth quarter.

General and administrative costs in the fourth quarter were $3.3 million compared to $6.7 million in the third quarter. The reduction in the fourth quarter was due to lower expenses on share-based payments that are linked to the Company’s share price which fell significantly in the fourth quarter. Severance expenses were also incurred in the third quarter.

The recognition of a gain of $51.4 million from the disposal of the Bowdens project in the third quarter materially increased net income and there were no significant dispositions or similar transactions in the fourth quarter.

Unrealised gains on financial instruments at FVTPL were $6.7 million in the fourth quarter compared to $5.4 million in the third quarter due to the continued reduction in fair value of the conversion option of the convertible notes.

An income tax recovery of $10.4 million was recorded in the fourth quarter compared to an expense of $30.9 million in the third quarter. The recovery in the fourth quarter was a result of the operating loss recorded at Pirquitas for the quarter as discussed above, the Company also realized a capital loss in Canada which sheltered gains from earlier in the year, and a reversal of deferred tax liabilities in Argentina. The significant tax expense in the third quarter was primarily driven by the taxable gain from the sale of the Bowdens project, operating income at Pirquitas and an increase in deferred tax liabilities.

Pirquitas Mine, Argentina

Mine production

The Pirquitas mine produced 7.1 million ounces of silver during 2011 compared with 6.3 million ounces in 2010. Although production was 12% higher than in 2010, 2011 production was negatively impacted by over two months of production downtime due to installing additional crushing capacity, and operating for most of the year with a damaged ball mill gearbox. The gearbox has now been completely rebuilt to nearly-new condition, and the mill recommenced operating in early November 2011. A spare gearbox from Europe is due to arrive in March 2012 and the Company has purchased a spare ball mill ring gear with expected delivery towards the end of 2012. Since the mill has been back in operation, it has exceeded design rates and production volumes have been strong.

Operations were also impacted by import restrictions imposed by the Argentine government on all industries, including mining. The restrictions make the timely sourcing of spare and replacement parts challenging as many necessary mining-related parts are not readily available at the required quality or specifications in Argentina. Import restrictions therefore result in lower equipment availability and additional maintenance costs. Most significantly impacted was the operation of the jig circuit. Loading, drilling and haulage equipment availabilities were also impacted.

During the year, 1.1 million tonnes of ore were processed at an average milling rate of 2,983 tonnes per day, compared to 1.3 million tonnes at an average of 3,439 tonnes per day in 2010. The reduced tonnage processed during 2011 was due to the aforementioned ball mill shutdowns, however, the average milling rate during 2011 per operating day was in excess of 3,600 tonnes per day.

Ore milled during 2011 contained an average silver grade of 253 g/t and an average silver recovery of 79.5% was achieved. This was a significant improvement compared to a silver grade of 233 g/t and recovery of 65.2% in 2010. The better silver recovery achieved during 2011 was due principally to improvements in the consistency of feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 10.1 million pounds of zinc in 2011 which met guidance and resulted from milling higher grades and achieving better recovery than planned. There was no zinc production in 2010 as the zinc circuit was not commissioned until the start of 2011.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ below.

During 2011 the Company adopted The Silver Institute’s presentation guidance for production costs. This disclosure guidance differed from the Company’s previous methodology; previous disclosures have therefore been restated to conform to the amended presentation.

Direct mining costs in 2011 were $13.65 per ounce of silver compared to $12.19 per ounce in 2010. The increase in unit cost in 2011 versus 2010 was primarily driven by inflationary pressures on local labour costs and catering, repairs and maintenance costs related to the primary crusher and the refurbishment of the ball mill gearbox, additional maintenance costs and external costs associated with the import restrictions, and expenditures incurred to improve the long-term production efficiency of the facility.

Total cash cost in 2011, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.93 per ounce of silver compared to $18.03 per ounce of silver in 2010. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period to period is partially due to sales prices and the difference between production and sales volumes. The higher incremental per ounce impact of these costs in 2011 compared with 2010 is due primarily to higher prices achieved for sales in the current year.

Total production cost, which includes depreciation and amortization, was $25.37 per ounce in 2011 compared to $22.14 in 2010. The depreciation and amortization costs are largely similar on a per ounce basis, although these costs were impacted in the fourth quarter of 2011 following the reduction of mineral reserves at Pirquitas which increased the depreciation charges on certain assets.

Pirquitas Mineral Resources and Reserve

As part of the Company’s ongoing production to mineral reserve reconciliation and mine planning, and to delineate the deposit in greater detail for the mine’s Mineral Resources and Mineral Reserve estimates, the Company undertook a comprehensive drilling campaign between the fourth quarter of 2010 and September 2011. Assay results from these drill-holes were utilized by the Company’s Qualified Persons (“QPs”) to complete advanced modeling of the deposit’s Mineral Resource and Mineral Reserve estimates. The results of this work were included in the National Instrument 43-101 (“NI 43-101”) technical report that was filed on SEDAR on December 23, 2011. As of December 31, 2011 the mineral reserves of 16.3 million tonnes averaged 172.3 g/t of silver and 0.72% zinc, for approximately 90.3 million ounces of contained silver and 259 million pounds of contained zinc.

Exploration drilling program

In addition to the comprehensive in-fill drilling program that was completed in 2011 in the area of the San Miguel open-pit, the Company diamond drilled 1,837 meters at an exploration target located just 200 meters north of the pit in the Cortaderas Valley. The main target at Cortaderas consists of a steeply-plunging breccia body where the breccia matrix is composed of silver-bearing iron and zinc sulphide mineralization and sulfide-rich, vein-hosted mineralization was intersected by drill-holes in the vicinity of the above-mentioned breccia body. To date, nine relatively closely-spaced drill-holes have intersected the mineralized breccia body. The results from this drilling were encouraging and based on the drilling completed, the Company estimated an Inferred Mineral Resource for the breccia of 7.0 million tonnes averaging 98.4 g/t silver and 2.3% zinc, for approximately 22.5 million ounces of contained silver and 360.1 million pounds of contained zinc, at a 50 g/t silver cut-off grade. Additional drilling is planned in the first half of 2012 to further define and delineate this resource.

Fiscal stability agreement and regulatory environment

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of December 31, 2011 the Pirquitas mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the Company had accrued a liability totaling $13.1 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

On October 26, 2011 the Argentina government announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentina Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

Exploration

Pitarrilla, Mexico

A total of $18.2 million was spent during 2011 at the wholly-owned Pitarrilla project located in the state of Durango, Mexico compared to $17.7 million in 2010.

During the year a campaign of diamond drilling was conducted, with 83 boreholes and a total of 13,867 meters being drilled. This drilling program was designed to provide in-fill assay data for an enhanced estimate of the project’s ‘oxide’ silver Mineral Resource as well as geotechnical and metallurgical information that will be used for mine design and optimization. This drilling work is the basis for a feasibility study which is scheduled to be completed in the middle of 2012.

A scoping level evaluation indicates the optimum project will be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit is expected to start in the upper and mid-level oxide and transitional ores and then extend into the higher grade sulfide ores in the heart of the deposit in the basal conglomerate zone and finally bottom out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact, the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) process is currently scheduled to be completed with a construction permit application in the third quarter of 2012. Land access rights are being secured and construction has commenced for the operations camp, water wells and access roads.

In March 2012 the Company plans to commence the latest phase of in-fill and brownfields drilling. This diamond drill program of approximately 8,300 meters has the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulfide mineralization. Where possible, results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

The Company also continues to build management and technical capability, notably with the recruitment of a new country manager and a project manager.

The Company updated the Mineral Resources at Pitarrilla as of January 31, 2012, as announced in the Company’s news release on February 27, 2012 and the project currently comprises Measured and Indicated Mineral Resources of 245.0 million tonnes containing 655.7 million ounces of silver averaging 83.3 g/t and Inferred Mineral Resources of 31.3 million tonnes containing 65.0 million ounces of silver averaging 64.7 g/t, at a 30 g/t silver cut-off grade. The project also contains Measured and Indicated Mineral Resources of 4 billion pounds of zinc and 2 billion pounds of lead.

San Luis, Peru

A total of $5.6 million was spent during 2011 at the now wholly-owned San Luis project in Peru compared to $6.4 million in 2010. On July 28, 2011, the Company acquired the remaining 30% interest in the San Luis project from the Company’s former joint venture partner, Esperanza Resources Corp. (“Esperanza”). Under the terms of the agreement, the Company paid $17.9 million in cash, transferred to Esperanza the 6.5 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the project.

Long-term land access negotiations continued with two local communities, one agreement being completed and one ongoing, and work also continued on completing the required Environmental Impact Study (“EIS”). The completion of the land access agreements and approval of the EIS will enable a construction decision to be made.

During the year, mineral prospecting on the property resulted in the discovery of a set of northwesterly trending quartz veins which were tested for their precious metal content with the collection of 265 rock-chip samples. Assay results for these samples indicate sections of these veins are significantly mineralized with gold and require further assessment by diamond drilling. In addition, the Company contracted an external consultant to examine and assess the potential of the BP Zone. This zone of widespread hydrothermal alteration and base metal mineralization is centered about 4 kilometers southwest of the Ayelen vein-hosted gold-silver deposit. It was concluded that the alteration and mineralization found at the BP Zone is most likely related to a porphyry intrusion and warrants additional drill-testing. Exploration programs to further evaluate the epithermal gold and porphyry copper targets are planned.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver averaging 446 g/t and 0.29 million ounces of gold averaging 18 g/t. These Mineral Reserves are 100% attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Diablillos, Argentina

A total of $2.6 million was spent during 2011 at the Company’s wholly-owned Diablillos project (which is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina) compared to $2.2 million in 2010.

Expenditures primarily included administrative, property taxes and camp maintenance costs. Fieldwork mainly comprised rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling and several of these targets will be drilled in 2012 with shallow boreholes.

The Oculto deposit at the Diablillos project has an Indicated Mineral Resource of 21.6 tonnes containing 77.1 million ounces of silver averaging 111 g/t and 0.64 million ounces of gold averaging 0.9 g/t, with additional Inferred Mineral Resources of 7.2 million tonnes containing 6.3 million ounces of silver averaging 27 g/t and 0.19 million ounces of gold averaging 0.8 g/t.

San Agustin, Mexico

A total of $0.6 million was spent during 2011 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico compared to $1.1 million spent in the prior year. Most of the expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations were conducted during the year with three parties that control the property surface rights. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling program will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxide gold mineralization.

The San Agustin project currently comprises an Indicated Mineral Resource of 121 million tonnes containing 47.8 million ounces of silver averaging 12.3 g/t and 1.59 million ounces of gold averaging 0.41 g/t, along with an Inferred Mineral Resource of 91.2 million tonnes containing 36.9 million ounces of silver averaging 12.6 g/t and 1.06 million ounces of gold averaging 0.36 g/t.

Nazas, Mexico

A total of $4.4 million was spent during 2011 at the Company’s wholly-owned Nazas project located in Durango State, Mexico compared to $1.3 million during 2010.

Nazas, which until recently comprised three contiguous mineral properties covering approximately 236 square kilometers, is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold- and silver-bearing quartz veins and related hydrothermal alteration. Several of these vein targets have now been tested, with approximately 12,587 meters being drilled from 22 boreholes during 2011. Early in the campaign, drill-holes intersected gold mineralization in epithermal quartz veining that prompted the addition of seven holes to the original program.

During the fourth quarter of 2011 however, the Company elected not to continue its option to purchase the Navidad claim group at the center of the Nazas project area and expensed previously capitalized exploration costs of $4.5 million. Although mineralization was encountered, assay results were inadequate to justify the high costs to maintain the option. Notwithstanding the decision on the Navidad claim group, the geological information provided by this year’s drilling campaign will be utilized in the planning of future drilling on the other two Nazas properties. The goal at Nazas continues to be the discovery of precious metal-rich polymetallic mineralization.

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Note 2 to the consolidated financial statements for the year ended December 31, 2011 provides details of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of mineral reserve and mineral resource estimates The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

During the year ended December 31, 2011 the Company presented an updated mineral reserve and mineral resource at its Pirquitas mine in Argentina, this will increase depletion and depreciation charges in future periods by reducing the life of mine and expected tonnes of production.

Determination of useful lives of property, plant and equipment The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation.

Valuation of inventory Stockpiled ore, work in process and finished goods are valued at the lower of cost and net realizable value (“NRV”). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly impact the stated value of the Company’s inventory.

Close down and restoration provisions Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience on other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

During the fourth quarter of the year ended December 31, 2011, the Company recorded a change in its estimate for close down and restoration from the preliminary findings of a mine closure plan for its Pirquitas mine in Argentina, that is scheduled for completion in 2012. The estimate increased by $33.8 million, and this was a prospective change that no impact on the Consolidated Statement of Income for the year ended December 31, 2011. There is considerable measurement uncertainty with a provision of this nature from the timing of cash flows, inflationary environment and impact of exchange rates. The final obligation could vary materially from that presented which would impact future results.

Determination of the fair value of share-based compensation The fair value of stock options and other forms of share-based compensation granted is computed to determine the relevant charge to the income statement, and liability if applicable. In order to compute this fair value the Company uses different option pricing models that inherently require management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, risk-free rate and forfeiture rates.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences, where known, based on management’s best estimate of the probable outcome of these matters.

The Company has an unrecognised deferred tax asset in respect of potential foreign tax credits that may be used to offset taxes paid in Argentina. These have not been recognised due to measurement uncertainty over the extent and timing of any potential benefit. If recognized this will create a recovery of income tax expense in that period.

Transition to International Financial Reporting Standards

On January 1, 2011 the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publically accountable enterprises, with a transition date of January 1, 2010, due to requirement to present comparative financial information. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS’s, IAS’s, IFRIC’s and the former SIC’s.

Notes 2 and 26 to the consolidated financial statements for the year ended December 31, 2011 provide details of key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

The Company completed its conversion from Canadian GAAP to IFRS through a transition plan that involved scoping and planning, an assessment of differences, implementation and post-implementation. The post-implementation phase involves the maintenance of IFRS-compliant financial data and processes for 2011 and the future.

The conversion from Canadian GAAP to IFRS has resulted in changes to the Company’s accounting policies, financial reporting processes, incremental controls relating to the conversion process and additional training requirements. The conversion did not have any impact on the Company’s key internal performance ratios or compensation plans.

The following outlines the impact of transition to IFRS on shareholders’ equity and total comprehensive income.

Shareholders’ Equity Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company recorded a reduction in shareholders’ equity of $98.0 million as at January 1, 2010. A full reconciliation of this adjustment is included in the consolidated financial statements for the year ended December 31, 2011. In accordance with IFRS 1, the Company was required to maintain all previous estimates and assumptions in existence including but not limited to metal prices, discount rates, capital and operating costs, reserves and resources.

The following is a summary of the adjustments to shareholders’ equity as at December 31, 2010 and January 1, 2010 under IFRS (all of which are outlined in the notes to the consolidated financial statements):

	December 31,	January 1,
	2010	2010
	$000s	$000s
Total equity reported under Canadian GAAP	1,031,772	537,186

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(79,842)	(84,018)
Close down and restoration provision	(76)	-
Share-based compensation	(52)	-
Functional currency	4,654	5,030
Convertible notes	(18,859)	(17,086)
Deferred tax liabilities	(5,737)	(1,949)

Total equity reported under IFRS	931,860	439,163

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a decrease in total comprehensive income of $6.0 million for the year ended December 31, 2010.

The following is a summary of the adjustments to comprehensive income for the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to the consolidated financial statements), expressed in thousands of USD:

2010
$000s
Total comprehensive income as reported under Canadian GAAP	359,501

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	4,176
Close down and restoration provision	(76)
Share-based compensation	991
Functional currency	(373)
Convertible notes	(1,773)
Deferred tax liabilities	(8,897)

Total comprehensive income as reported under IFRS	353,549

The Company revised its previously published transition adjustment for deferred tax liabilities in relation to the tax basis of certain Argentine assets relating to foreign exchange and other adjustments. The impact was an increase in deferred tax liabilities of $0.7 million as at January 1, 2010 and a further increase of $5.5 million as at December 31, 2010 with a corresponding increase in the tax expense for the year. These adjustments are not material to the previously presented financial information.

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company has updated the design, implementation and documentation of the internal controls over accounting process resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company has reviewed the impacts of the IFRS transition project on its key performance measures and compensation arrangements, in particular those that are calculated based on indicators in the financial statements, and determined that there was no significant impact.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The IASB is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Future Accounting Changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)
iii.	IFRS 12, Disclosures of Interests with Other Entities (“IFRS 12”) (see further details below)
iv.	IAS 27, Separate Financial Statements (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements
v.	IAS 28, Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Non-GAAP Financial Performance Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-GAAP financial measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

This classification is based upon The Silver Institute’s production cost standard as endorsed on June 16, 2011. Previous to this date there was no standardized presentation guidance and the Company reported cash production cost, cash operating cost and total production cost, and moved to The Silver Institute’s production cost standard in its disclosures in 2011 in order to facilitate more uniform disclosures within the industry. All comparatives have been updated to reflect the current presentation standard.

The following table provides a reconciliation of direct mining costs, total cash costs and total production costs to cost of sales, as reported in the Company’s Consolidated Statement of Income:

	Q1	Q2	Q3	Q4	TOTAL	TOTAL
	2011	2011	2011	2011	2011	2010
	$000s	$000s	$000s	$000s	$000s	$000s

Cost of inventory per income statement	22,547	20,602	11,532	12,013	66,694	67,231
Movement in inventory	(1,745)	2,399	14,892	14,357	29,903	9,619
Other adjustments	-	(152)		(156)	(308)	-
Direct mining expenses	20,802	22,849	26,424	26,215	96,290	76,850
Third party smelting, refining and
transportation costs	15,568	13,964	8,620	4,614	42,766	26,792
By-product credits	(2,250)	(733)	(1,645)	(992)	(5,620)	(204)
Royalties & production taxes	5,306	7,507	204	1,193	14,210	10,192

Total cash costs	39,426	43,587	33,603	31,029	147,645	113,630

Depletion, depreciation and amortization per
income statement	5,794	5,235	2,410	3,107	16,546	22,151
Movement in inventory	591	1,090	4,031	9,081	14,793	3,745
Total production costs	45,811	49,912	40,044	43,217	178,984	139,526

Production (ounces)	1,697,294	1,975,616	1,631,281	1,751,398	7,055,589	6,302,140

Direct mining expenses ($ per ounce)	12.26	11.57	16.20	14.97	13.65	12.19
Total cash cost ($ per ounce)	23.23	22.06	20.60	17.72	20.93	18.03
Total production cost ($ per ounce)	26.99	25.26	24.55	24.68	25.37	22.14

Non-GAAP financial measures – adjusted income (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements:

	2011	2010
	$000's	$000's

Net income attributable to shareholders	80,128	338,455

Adjusted for:
Gain on sale and write off of mineral properties	(54,480)	(402,247)
Gain on partial disposal of associate	(38,776)	-
Unrealised (gain) loss on financial instruments at FVTPL	(20,182)	1,109
Gain on dilution of associate	(1,803)	-
Share of loss of associate	6,078	77

Adjusted net loss	(29,034)	(62,606)

Weighted average shares outstanding (000's)	80,324	77,972

Adjusted basic loss per share ($)	(0.36)	(0.80)

Financial Instruments and Related Risks

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below. This does not constitute a fulsome discussion of all risks facing the Company.

See Item 11“ Quantitative and Qualitative Disclosures About Market Risk” for a discussion about market risk.

Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectability of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits The Company’s policy is only to utilize highly-rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

Credit risk related to trade receivables The Company is subject to significant concentrations of credit risk related to trade receivables because almost all of its sales through 2011 were to a single customer. The Company has not, however, recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk, the Company ensures a minimum creditworthiness of customers, and has entered into spot sales agreements with additional customers in 2012.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

The Company also has credit risk through its significant value added tax balance that is collectible from the government of Argentina. Due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible in full.

The Company’s maximum exposure to credit risk at December 31was as follows:

	2011	2010
	$000s	$000s
Cash and cash equivalents	329,055	232,311
Value added tax receivable	90,642	71,683
Trade and other receivables	5,045	35,916
Other financial assets	1,768	9,051
	426,510	348,961

At December 31, 2011 no amounts were held as collateral.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

In the opinion of management, working capital at December 31, 2011 together with future cash flows from operations is sufficient to support the Company’s commitments through 2012. For periods beyond 2012 the current working capital and cash flows from operations are expected to support further development, exploration and growth.

          B.        Liquidity and Capital Resources

At December 31, 2011, the Company had approximately $329.1 million of cash and cash equivalents, an increase of $96.7 million from December 31, 2010. This cash is considered sufficient to meet the Company’s working capital requirements and debt obligations.

In addition to the cash and cash equivalents, at December 31, 2011 the Company had positive working capital of $70.0 million, comprised of $33.5 million in marketable securities and inventory of $94.7 million, offset by current liabilities of $77.6 million. The high finished goods inventory balance of $44.5 million at year end was due to the lower level of sales in the second half of 2011 while new long-term sales contracts were being negotiated; this is expected to be sold in the first half of 2012. Current liabilities constitute taxes payable of $22.5 million, and other payables and accrued liabilities in the normal course of business.

At December 31, 2011 the Company also owned 24.7 million shares of Pretium which are held at cost on the Statement of Financial Position, but had a market value in excess of $300 million, and subsequent to the year-end by February 29, 2012 the market value of the Pretium holding has risen further, to in excess of $400 million.

The Company’s liquidity position improved compared to the prior year end due to net cash inflows of $96.7 million, for total cash and cash equivalents at December 31, 2011 of $329.1 million. Of this $322.7 million is held in Canada and the United States.

The cash inflows during the year were largely the result of the sale of Pretium shares in April for cash proceeds of $112.4 million, the sale of the Bowdens project generating $39.4 million, and $20.1 million from 1.0 million stock options exercised. Operating cash flows from the Pirquitas mine largely offset corporate costs and interest payments, while exploration and capital costs totalled $65.3 million.

The following table summarizes the Company’s financial liabilities, operating and capital commitments at December 31, 2011:

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business. The following table summarizes the remaining undisclosed contractual maturities of our financial liabilities and operating and capital commitments, at December 31:

	Payments due by period ($000s)
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years

Trade and other payables	46,898	46,898	-	-	-
Convertible notes (i)	138,000	-	138,000	-	-
Interest on convertible notes (i)	1,004	-	1,004	-	-
Capital expenditure commitments	9,635	7,573	2,062	-	-
Minimum lease rental and lease payments	505	453	52	-	-

Total contractual obligations	196,042	54,924	141,118	-	-

(i) Convertible notes mature in 2028 but are redeemable in part or in full at the option of the holder on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest at 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $43.33 per common share.

The Company’s financial position at December 31, 2011, and the operating cash flows that are expected over the next twelve months are believed, in the Company’s opinion to be sufficient to fund currently-planned capital and exploration expenditures in 2012 and to discharge liabilities as they come due.

Capital Resources

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$000s	$000s	$000s
Shareholders' equity	705,876	676,651	538,700
Convertible notes	125,313	116,125	107,895
	831,189	792,776	646,595

Less: cash and cash equivalents	(329,055)	(232,311)	(26,659)
	502,134	560,465	619,936

At December 31, 2011 there was no externally-imposed capital requirement to which the Company is subject and with which the Company has not complied.

The Company is advancing its Pitarrilla project in Mexico with the objective of completing a feasibility study by mid-2012. If the feasibility study results in a positive construction decision the Company’s capital expenditure requirements are expected to increase materially in late 2012 and for the next few years.

As at December 31, 2011 the Company had approximately 80.7 million common shares outstanding and 1.9 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$40.62.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at March 8, 2012, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)

Capital stock	80,745,100

Stock options	2,065,829	11.50 - 40.62	0.3 - 8.7

Fully diluted	82,810,929

The Company’s Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 as more fully described in the Company’s news release dated March 12, 2012. See Item 9.A. “Offer and Listing Details”.

          C.        Research and Development, Patents and Licenses, etc.

We are a mineral exploration and development company with only one producing property, which achieved production status on December 1, 2009 and, as such, the information required by this item is inapplicable.

          D.        Trend Information

The key trend impacting the Company’s results are the Company’s operations at the Pirquitas Mine. The mine achieved commercial production on December 1, 2009, with 2010 and 2011 being the first full years of silver production resulting in the generation of revenue and cash flows. See Item 5.A. – “Operating Results”.

The Company’s results have also been significantly impacted by mineral property sales such as Silvertip and Snowfield/Bruckjack in 2010 and Bowdens in 2011 as described in this Annual Report.

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

See Item 5.B. “Liquidity and Capital Resources” – “Contractual Obligations”.

          G.        Safe Harbor

See “Note Regarding Forward-Looking Statements”.

Item 6               Directors, Senior Management and Employees

          A.        Directors and Senior Management

The following table lists, as of March 30, 2012, the names of our directors and senior management. Each of the directors and senior officers has served in his or her respective capacity since his or her election and/or appointment and each director will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Table No. 25
Our Directors and Senior Management

	Position with Silver	Date of First
Name	Standard	Appointment	Age

A.E. Michael Anglin(2)(4)(5)	Director	August 2008	56

John R. Brodie, FCA(1)(2)(3)	Director	January 2006	67

Richard C. Campbell, MBE (1)(3)(4)(5)	Director	August 2008	65

Richard D. Paterson (2)(3)(5)	Director	August 2008	69

Peter W. Tomsett (1)(4)	Director and Chairman	November 2006	54

John Smith (1)	Director, President and Chief Executive Officer	August 2010	55

Joe Phillips (1)	Senior Vice President, Operations and Development	March 2011	60

Gregory J. Martin (1)	Senior Vice President and CFO	January 2012	44

W. John DeCooman (1)	Vice President, Business Development and Strategy	June 2009	42

Andrew Sharp (1)	Vice President, Technical Services	September 2011	47

Ron Burk (1)	Vice President, Exploration	October 2004	53

David L. Smith (1)	Vice President, Human Resources	December 2009	47

Kristen G. Riddell (1)	Vice President, Corporate Secretary and General Counsel	October 2009	40

(1)	Resident of Canada
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Member of the Safety and Sustainability Committee

Our Board of Directors and Senior Management

The following is a brief description of the business experience and principal business activities of our directors and senior management:

A.E. Michael Anglin

Mr. Anglin is the Chair of our Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008. Mr. Anglin is also a director of Emberclear Corp.

John R. Brodie, FCA

Mr. Brodie is our audit committee financial expert and the Chair of our Audit Committee. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Ag Growth International Inc., Augusta Resource Corporation and Wildcat Silver Corporation.

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

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation. Mr. Tomsett is also a director of North American Energy Partners Inc. and Talisman Energy Inc.

John Smith

Mr. Smith has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and has spent the last 18 years with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA with Distinction from Aberdeen University. Mr. Smith is also a director of Pretium Resources Inc.

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

Gregory J. Martin

Mr. Martin joined Silver Standard on January 31, 2012 as our Senior Vice President and Chief Financial Officer. Mr. Martin is a finance executive with over 15 years in the mining sector. Prior to joining Silver Standard, he held senior finance and corporate development roles with NovaGold Resources, Finning International, Zincore Metals and Placer Dome gaining significant international and South American experience. Mr. Martin holds an MBA from the University of Western Ontario and a Bachelor of Applied Sciences in Civil Engineering from the University of British Columbia.

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

Andrew Sharp

Mr. Sharp joined Silver Standard in October, 2011 as our Vice President, Technical Services. Mr. Sharp has over 25 years of experience in the mining industry covering 8 countries and 5 continents. Prior to joining Silver Standard, he held positions with Great Panther, Pan American Silver, Ok Tedi Mining and Worsley Alumina among others. Over the last 15 years he has held management roles in the areas of mine engineering, grass roots and brown fields exploration, metallurgical studies and plant design, UG mining, open cut mining, and site general management. His later experience has centered on site management roles and project evaluation. Mr. Sharp graduated with honors from the Kalgoorlie School of Mines with a degree in mine engineering.

Ron Burk

Mr. Burk has over 20 years of experience as a professional geologist, and has designed and supervised exploration programs in Canada, Mexico, Peru, Argentina and Brazil. Prior to joining Silver Standard as Chief Geoscientist in 2004, he spent 15 years working for Teck Resources as a geologist in various international projects. Mr. Burk holds a Bachelor of Geological Engineering from the University of Toronto and a Master of Science in Engineering from Queen's University.

David L. Smith

Mr. Smith has served as our Vice President, Human Resources since December 2009. Prior to joining Silver Standard, Mr. Smith held the position of Director of Human Resources – Russia for Kinross Gold Corporation. Mr. Smith has also held management positions with Barrick Gold Corporation and Motorola Inc. Mr. Smith holds a Bachelor of Arts degree from Brock University.

Kristen G. Riddell

Ms. Riddell has served as our Vice President, Corporate Secretary and General Counsel since October, 2009. Prior to joining Silver Standard, Ms. Riddell held the positions of Corporate Secretary with Skye Resources Inc. and Legal Counsel and Corporate Secretary with Pan American Silver Corp. She has served as legal counsel for other public companies, including Placer Dome Inc., and Westport Innovations Inc. Ms. Riddell holds a Bachelor of Arts and Bachelor of Laws degree from the University of Manitoba, and is a member of the Society of Corporate Secretaries and Governance Professionals.

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

As at December 31, 2011, the end of the Company’s most recently completed financial year, we had six Named Executive Officers, whose names and positions held with the Company are set out under the heading “Summary Compensation Table” below. Included in our Named Executive Officers are Tom S.Q. Yip who served as our Vice President, Finance and Chief Financial Officer until August 31, 2011 and Matthew Freeman, who served as our interim Chief Financial Officer from August 31, 2011 until January 31, 2012.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

The Company recognizes that people are our primary asset and our principal source of competitive advantage. The success of the Company depends upon a group of highly qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly skilled and motivated executives greatly enhance the Company’s ability to produce superior results for its shareholders and to be a leader in its industry. In 2010, the Company adopted an Executive Compensation Philosophy, the purpose of which is to detail the Company’s goals, principles and limitations in regard to executive compensation. This philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions. Executive compensation at the Company is performance-based, driven by the achievements of the individual and the Company.

The goal for the Company’s executive compensation program is to provide a total compensation package that is competitive in the industry, flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a very competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent continues to decline. As the Company expands the number of operating mines in its portfolio, the necessary experienced talent will be drawn primarily from mid-tier and senior producer companies within the mining industry.

In order to accomplish its goals and to ensure that the Company’s executive compensation program is consistent with its stated mission and strategy, the Board of Directors has approved the following philosophy statements: (1) The Company will provide a competitive and flexible compensation program for its senior executives that will attract, motivate and retain the highly qualified individuals necessary to grow our business. Our desire is to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their efforts; and (2) Compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established metrics and formulae.

There are four components to the Company’s “pay-for-performance” system: base salary; short-term incentive compensation; long-term incentive compensation; and non-cash compensation.

Base Salary. Annual base salary must be considered in the context of the total compensation package. Generally, we will target to be competitive within our defined peer group (discussed below) and market place where we compete for talent. Salaries are reviewed annually and base salaries may be adjusted based on changes within the competitive market of our peer group, an individual’s evaluated performance and his or her direct manager’s assessment.

Short-term Incentive. The objective of the short-term incentive program at the Company is to put variable pay at risk, motivate the executive to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan. The short-term incentive plan is based on the achievement of both corporate and individual goals. Corporate goals are derived from the Company’s annual business plan and are typically 5 – 7 in number. Bonuses are scaled depending on actual performance compared to the expected performance set out in the Company’s business plan. The CEO develops individual goals for each member of the senior management team. Individual goals for the CEO are developed by the Board of Directors. We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Compensation Committee also retain the right to exercise discretion when making incentive compensation recommendations to the Board to reflect extraordinary events and or market conditions.

Long-Term Incentive (“LTI”). The objective of the LTI program is to ensure the appropriate level of long-term reward/risk to motivate executive performance and provide retention of senior management. Prior to 2010, our LTI program consisted of only Company stock options. In 2010, our Board of Directors approved a new LTI program, which was introduced in January 2011. The new LTI program for our executive participants includes Performance Share Units (“PSUs”) in addition to stock options. The PSUs are intended to bring better alignment of executive risk/rewards measured by total returns to the Company’s shareholders relative to our defined peer group. Under the LTI plan, executive participants will be eligible for PSU grants on an annual basis, subject to Board approval. The PSUs will have a three year cliff-vesting period, and the potential payout at the end of the period will range from 0 to 200% of the initial grant, depending on results. The payout will be based on a “Total Shareholder Return” (“TSR”) calculation at the end of the three year vesting period, in comparison to the TSR of our defined peer group. The peer group has been established by the Board of Directors and will be reviewed annually for continued appropriateness. Our goal continues to be motivation of our executives for the long-term by balancing appropriate reward / risk for both the individual and the Company.

The criteria for choosing the comparator group is as follows: (a) companies in the precious metals segment, with similar revenue, market capitalization, operations and projects (b) companies that reflect our competition for investment dollars.

In 2011 our TSR Comparator group included Alamos Gold Inc.; Allied Nevada Gold Corp.; AuRico Gold Inc.; Compania de Minas Buenaventura; Centamin Egypt Ltd.; Coeur d’Alene Mines Corporation; European Goldfields; Fresnillo plc; Golden Star Resources Inc.; Hecla Mining Company; Hochschild Mining; Iamgold Corporation; Ivanhoe Mines Ltd.; New Gold Inc.; Northgate Minerals; Novagold Resources Inc.; Minefinders; Pan American Silver Corp.; the Silver Price; Silver Wheaton Corp. and Silvercorp Metals Inc.

The Board reviews the TSR Comparator Group on an annual basis and adjusts the group based on continued applicability and mergers and acquisitions in the market place.

In 2012, we have adjusted our TSR Comparator Group to include: Alexco Resource Corp.; Endeavour Silver Corp.; First Majestic Silver Corp.; Fortuna Silver Mines Inc.; and International Minerals Corp.; based on the criteria listed above, and our desire to increase the size of our comparator group. We have removed from the TSR Comparator Group European Goldfields and Northgate Minerals (due to acquisitions) and Ivanhoe Mines Ltd. This adjusted TSR Comparator Group will be used to calculate the value of PSUs which were granted January, 2012.

Under the Company’s Stock Option Plan, grants are made annually at the market price of the underlying stock and the options vest one-third annually on the first, second and third anniversaries of grant. The Board currently grants stock options with a term of seven years.

Under the Company’s LTI plan, PSU and stock option grants have equal dollar value and the total value of grants is based on the individual’s base salary and position in the Company.

Non-cash Compensation. In addition to the programs outlined above, executives at the Company will be eligible to participate in company provided Health and Welfare benefits, annual medical screenings, Retirement Savings Programs (Defined Contribution), paid time off and other perquisites. The Company reviews these benefits on a periodic basis to ensure market competitiveness.

There were no identified risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Named Executive Officer Compensation

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award, a long-term incentive award and non-cash compensation. In general terms, our compensation program is intended to operate in an integrated manner to meet company objectives.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain individuals who can contribute to our growth as an operating mining company. During the last several years, competition among resource companies for skilled executives has been intense and the base salaries of recently hired Named Executive Officers have been established through negotiation in the market place. Base salaries are reviewed annually to reflect performance and market conditions if appropriate. For 2012, base salaries for each Named Executive Officer were reviewed by our Compensation Committee and changes were approved by the independent members of the Board, in consultation with our CEO and based on discussion, analysis and review of compensation data provided by the Hay Group on our peer group of companies and the PwC Canadian mining survey of base salaries. In 2010, our Compensation Committee established and reviewed our peer group of companies, against which to benchmark the base salaries of our Named Executive Officers. The selection of our peer group was based on two principal criteria; (1) Companies that are similar to Silver Standard in terms of roles, operations, locations, staff levels, projects etc.; and (2) Companies which are a potential source of executive talent. The peer group for 2012 includes Agnico-Eagle Mines Ltd., Aurico, First Majestic Silver Corp., GoldCorp., NovaGold, Teck Resources, Yamana Gold, IAMGOLD Corp., Fresnillo Mining, QuadraFNX Mining Ltd., Centerra Gold Inc., Eldorado Gold Corp., HudBay Minerals Inc., Pan American Silver Corp., Thompson Creek Metals Co. Inc., Stillwater Mining Co., New Gold Inc., Coeur d’ Alene Mines Corp., Golden Star Resources Ltd., Hecla Mining Co., Eastern Platinum Ltd., European Goldfields Ltd., Ivanhoe Mining Ltd., and Lundin Mining. The Company will continue to monitor relevant market data and our peer group, to ensure competitiveness of our base salaries for Named Executive Officers in the marketplace.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize such individuals for the following year. The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO, and approved by the Board. The target annual short term incentive award ranges from 50% to 100% of base salary (actual payouts can range from 0 to 200% of target) for each Named Executive Officer. Cash bonuses were awarded to our Named Executive Officers, based on the Company’s achievement of corporate objectives as well as achievement of their own personal objectives that were established at the start of the year, as determined by our CEO and the Compensation Committee and approved by the board. For the Named Executive Officers, the short term incentive awards are weighted 70% for corporate objectives and 30% for personal objectives.

The Company’s corporate targets for 2011 were measured and based on the following factors: production of ounces of silver at the Pirquitas Mine; operating costs; operating cash flow; completion of feasibility studies for some of our mineral projects; exploration reserves increase; reduction of “High Potential Incidents” (“HPI”) across the Company; and a reduction in environmental and community relations incidents. In 2011, it was determined that the Company achieved 45% of its corporate objectives. The Company overachieved on its HPI objective, achieved its exploration and community relations targets, but did not achieve expectations on production, operating cost, feasibility studies and environmental objectives.

Individual Performance for Named Executive Officers

For the Named Executive Officers, the individual performance component is weighted at 30% of the bonus potential, except for Matthew Freeman whose performance component is weighted at 50%, with the ability to over achieve based on accomplishments of the individual (described below). For 2011 the Compensation Committee recommended to the Board that discretion be applied to awards for the individual performance component of our plan to reflect the significant effort of our Named Executive Officers in addressing unique operating circumstances and to build the Company foundation for future growth, irrespective of the short-term impact on financial results. The Compensation Committee did not alter our plan with respect to the corporate performance component.

John Smith – President and Chief Executive Officer is evaluated on the basis of the Company’s overall long and short term performance. Significant progress was made in recruiting executives and technical teams as well as making changes at the Pirquitas Mine that positions the mine for the future. He also pursued alternative strategic options for several projects in our development pipeline.

Joe Phillips, Senior Vice President exceeded target on his personal objectives in 2011 by implementing substantial improvements at our operations, expanding our development options with respect to both our Pitarrilla and San Luis projects and upgrading and increasing our talent within the operations / development group.

John W. DeCooman, Vice President exceeded target on his personal objectives in 2011 by selling our non-core Bowdens asset for a substantial gain, setting the stage for entering into both short and long term contracts to sell concentrate on terms more favorable than those achieved in the past, and upgrading our Investor Relations function and our mergers and acquisition capability.

Tom Yip, Vice-President and Chief Financial Officer and Silver Standard entered into a Transition Agreement under which Mr. Yip did not receive a 2011 bonus.

Matthew Freeman, Interim Chief Financial Officer, exceeded target on his personal objectives for 2011. As noted, Mr. Freeman was our interim CFO for part of the 2011 year and contributed significantly to Silver Standard directing the preparation of monthly, quarterly and year-end financial reports as well as leading our annual budgeting process. It should be noted that Mr. Freeman participates in a non-executive short-term incentive plan and his personal weighting is 50%.

David Smith, Vice President exceeded target on his personal objectives for 2011 by leading the recruitment of several new senior executives for Silver Standard, implementing executive leadership development and communication programs and establishing the framework for labour relations at our mine in Mexico.

For 2011, the Compensation Committee monitored and made improvements to the short-term incentive award program that sets objective and subjective corporate performance goals and personal performance goals for all Named Executive Officers. These improvements focused on timing of the objective setting process. Annual performance objectives are established through consultation amongst the CEO, Named Executive Officers and the Compensation Committee, for final approval by the Board. The Compensation Committee will also review personal objectives for the CEO and recommend them to the Board of Directors for approval.

Long Term Incentive Awards

Our Long-Term Incentive program utilizes both Stock Options and PSUs. Stock Options are used to retain our Named Executive Officers while aligning their interest with those of our shareholders by providing incentive to grow the Company and increase the wealth of our shareholders, through an increase in our share price. The vesting schedule for our stock options is currently as follows: 1/3 of options granted vest one year after the date of grant; 1/3 of options vest two years after the date of grant; and the final 1/3 of options vest three years after the date of grant. The term for exercising stock options is seven years.

In January 2011, stock options and PSUs were granted to our Named Executive Officers with the exception of Mr. Freeman. The number of options granted to each Named Executive Officer was reviewed by the Compensation Committee and approved by the Board, in consultation with our CEO. The Compensation Committee recommended the grant of options after discussion taking into account individual performance, targets under our approach to LTI, participant’s ability to contribute to our long term growth and the need to retain our Named Executive Officers. Based on this discussion and our plan design, Named Executive Officer participants were granted options valued from 50% to 100% of their base salaries.

The Target Milestone for the PSUs granted is based on the TSR of Silver Standard over the Performance Period compared with the TSR of our comparator group of companies set forth above (the “Comparator Companies”) over the same time period. The Compensation Committee may revise the Comparator Companies, as appropriate from time to time and did so in 2012 for the reasons discussed above.

As soon as reasonably practicable following the end of the Performance Period (and in any event not later than 30 days following the end of the Performance Period), the Committee will determine the Company’s TSR performance and assign a percentage from 0 – 200% reflecting such performance as follows (the “Performance Percentage”):

a)	if the Company’s TSR is equal to the 100th percentile as compared to the TSR of the Comparator Companies, 200%;

b)	if the Company’s TSR is equal to or greater than the 75th percentile, but less than the 100th percentile, as compared to the TSR of the Comparator Companies, 150%;

c)	if the Company’s TSR is equal to or greater than the 50th percentile, but less than the 75th percentile, as compared to the TSR of the Comparator Companies, 100%;

d)	if the Company’s TSR is equal to or greater than the 25th percentile, but less than the 50th percentile, as compared to the TSR of the Comparator Companies, 50%; or

e)	if the Company’s TSR is less than the 25th percentile as compared to the TSR of the Comparator Companies, 0%;

Subject to the PSU Plan, the number of PSUs granted vest in favour of each Designated Participant on the Vesting Date equal to the number of PSUs granted to such Designated Participant multiplied by the Performance Percentage. The formula for granting PSUs to the Named Executive Officers’ is a target award of from 50% to 100% of base salary (50% for Vice Presidents, 75% for Senior Vice Presidents and 100% for the CEO) divided by the 5 day Volume Weighted Average Price (“VWAP”) prior to the date of the award.

The PSUs will also vest in the event of a termination upon a change of control. If the termination date is on or after the date which is one half way through the applicable performance period, all unvested PSUs are deemed to be vested PSUs based on an assumed performance percentage of 100% and shall be redeemed at a cash amount equal to the market value of the shares at the termination date. If the termination date is before the date which is one-half way through the Performance Period applicable to the PSUs held, all unvested PSUs shall immediately be deemed to be Vested PSUs as of the termination date based on an assumed Performance Percentage of 100 per cent and the Company shall redeem such vested PSUs by paying, as of the redemption date, a cash amount calculated by multiplying the Market Value of such vested PSUs as of the termination date by the proportion of the Performance Period which has elapsed as of the termination date. In the event of a Change of Control where an acquiror of the Company does not agree to assume all of the obligations of the Company under the PSU Plan, or the Committee determines that such assumption is not consistent with the objectives of the PSU Plan, all unvested PSUs held shall immediately be deemed to be vested PSUs as of the effective date of the Change of Control based on an assumed Performance Percentage of (a) 100 per cent or (b) any percentage specifically determined by the Committee for this purpose and the Company shall redeem such vested PSUs by paying to each Designated Participant, as of the Redemption Date, a cash amount equal to such vested PSUs calculated by multiplying (a) the Market Value of such vested PSUs as of the effective date of the Change of Control by (b) the proportion of the Performance Period that has elapsed as of the effective date of the Change of Control.

No Named Executive Officer or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for C$100 invested in the Company’s common shares since December 31, 2006, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

	2006	2007	2008	2009	2010	2011
For the financial years ended
Common Shares of Silver Standard Resources Inc.	C$100.00	C$100.70	C$54.33	C$64.25	C$77.68	C$39.39
S&P / TSX Composite Total Returns Index	C$100.00	C$109.83	C$73.58	C$99.38	C$116.87	C$106.69

Under our compensation program, base salary and short-term incentive awards for each year are determined in March in conjunction with the assessment of our previous year-end results. Long-term incentive awards for each year are determined in January for all executive participants, to align with the start of the measurement period for PSUs and adhere to appropriate taxation regulations. While the Company’s share price has decreased over the 5 year period, compensation to Named Executive Officers has increased. In 2011, the salaries of Named Executive Officers were increased to address inflation and the increasingly competitive market for executive talent in the mining industry.

Option-Based Awards

The Compensation Committee, in consultation with our CEO, periodically assesses our stock option plan and recommends any proposed amendments to our Board of Directors for approval. In accordance with the Toronto Stock Exchange requirements, our shareholders are required to reapprove the stock option plan every three years.

Compensation Governance

The Company has established a Compensation Committee comprised of three independent directors, Messrs. Paterson, Campbell and Brodie. Messrs. Paterson, Campbell and Brodie have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices. Please refer to each of their biographies under the heading “Our Board of Directors and Senior Management” and under the heading “Election of Directors” as contained in the Company’s Information Circular. The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The Compensation Committee’s responsibilities, powers and operation are described under the heading “Compensation Committee”.

Fees Paid to Compensation Consultants

Fiscal Year	2011(1)			2010(2)
	Hay Group Limited (3)	Towers- Watson Canada Inc. (4)	Semler Brossy Consulting Group, LLC (5)	Hay Group Limited (3)	Towers- Watson Canada Inc. (4)	Semler Brossy Consulting Group, LLC (5)
Executive compensation related fees	$77,229	$6,964	$35,031	$54,988	$35,766	$8,447
All other fees	Nil	Nil	Nil	Nil	Nil	Nil
Total Fees	$119,224			$99,201

(1)	Invoices were received in Canadian dollars, amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 0.9891 for 2011.
(2)	Invoices were received in Canadian dollars, amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2010.
(3)	Hay Group Limited fees are related to services regarding comparative salary information.
(4)

Towers-Watson Canada Inc. fees are related to services regarding advice and counsel on matters relating to: executive compensation principles; review and design of all major compensation programs; review of compensation philosophy; advising on governance trends as they apply to compensation practices; providing market data relating to competitive practices and trends.

(5)

Semler Brossy Consulting Group, LLC fees are related to services regarding specific consultative projects, including an independent review of our new compensation program, director compensation and research on executive ownership programs.

Summary Compensation Table

The following table is a summary of compensation paid in the Company’s previous three financial years to our Named Executive Officers for our most recently completed fiscal year. The salaries for the Named Executive Officers are stated in US dollars, but are paid in Canadian dollars.

Name and principal position	Year	Salary ($) (1)	Share Based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		All other compensation(6) ($)	Total compensation ($)
					Annual incentive plans (5)	Long- term incentive plans
John Smith President and CEO	2011 2010 2009	631,888 252,856 N/A	1,233,223(7)(8) N/A N/A	581,058 (3) 4,271,888(3) N/A	Nil(10) 291,290 N/A	Nil Nil Nil	33,169 48,548 N/A	2,479,338 4,864,582 N/A
Tom S.Q. Yip Vice President, Finance and CFO	2011 2010 2009	244,330 268,958 227,671	409,558(7)(8) N/A N/A	129,005(3) Nil 452,280(3)	Nil 172,754 60,967	Nil Nil Nil	659,374(4) 59,229 10,552	1,442,267 500,941 751,470
Matthew Freeman(2) Interim Chief Financial Officer	2011 2010 2009	148,620 56,266 N/A	86,340(9) N/A N/A	67,482(3) 85,438(3) N/A	60,661 16,992 N/A	Nil Nil Nil	5,945 15,244 N/A	369,048 173,940 N/A
Joe Phillips Senior Vice President Operations and Development	2011 2010 2009	328,582 N/A N/A	N/A N/A N/A	1,999,894 (3) N/A N/A	303,306 N/A N/A	Nil Nil Nil	10,515 N/A N/A	2,642,297 N/A N/A
W. John DeCooman Vice President, Business Development and Strategy	2011 2010 2009	288,141 218,468 100,313	334,472(7)(8) N/A N/A	105,550 (3) Nil 552,801(3)	146,598 192,779 32,180	Nil Nil Nil	7,861 48,548 Nil	882,622 459,795 685,294
David Smith Vice President, Human Resources	2011 2010 2009	254,777 213,613 15,689	334,472(7)(8) N/A N/A	105,549(3) Nil 966,316 (3)	121,322 137,269 Nil	Nil Nil Nil	10,191 54,309 Nil	826,311 405,191 982,005

(1)

Named Executive Officers are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011, 1.0299 for 2010, and 1.142 for 2009. Base salaries were: Mr. J. Smith C$625,000 (2010 was pro-rated and 2009 – nil); Mr. Yip 2011 – C$325,000 (2010 - C$277,000 and 2009 – C$260,000); Mr. Freeman C$147,000 (2010 – C$120,000 was pro-rated from July thru to December); Mr. Phillips C$390,000; Mr. DeCooman C$285,000 (2010 – C$225,000 and 2009 - C$210,000); and Mr. D. Smith C$252,000 (2010 – C$225,000 and 2009 – C$215,000), Base salaries in this table for Messrs. Freeman and Phillips represent amounts paid for their period of service during the year.

(2)	Mr. Freeman served as the interim CFO from August 31, 2011 to January 31, 2012 and Mr. Phillips commenced employment in March, 2011.
(3)

Amounts shown represent Options granted as part of the annual compensation package of each Named Executive Officer (and on hire, in the case of Mr. DeCooman and Mr. D. Smith in May and December 2009, respectively, Mr. Freeman and Mr. J. Smith in August, 2010, and Mr. Phillips in March, 2011). The Black-Scholes model was used to calculate and assign a prospective value per Option granted to the Named Executive Officers, based on the date of grant. Options granted as part of the annual compensation package granted December 16, 2009 had a Black-Scholes value of C$12.91, Options granted January 27, 2011 had a Black-Scholes value of C$10.55, Options granted March 9, 2011 (in the case of Mr. Freeman only) had a Black-Scholes value of C$13.35. Options granted to new hires as described above had the following Black- Sholes values: May 15, 2009 had a Black-Scholes value of C$12.55, December 14, 2009 had a Black-Scholes value of C$12.98, August 13, 2010 had a Black-Scholes value of C$8.80, March 28, 2011 had a Black-Scholes value of C$13.19. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy.

(4)	Includes transition agreement payment per agreement, vacation pay-out, and group registered savings plan.
(5)	Annual Incentive bonus awards for the 2011 fiscal year were determined and paid to the Named Executive Officers in 2012.
(6)

All Other Compensation for Named Executive Officers is comprised of payments for term life insurance, disability insurance and group registered retirement savings plan (“RRSP”) payments made by us on their behalf, as applicable. In 2010, this includes payments with respect to participation in the Pretium Resources Inc (“Pretium”) Initial Public Offering whereby the company matched the executives purchase of Pretium common shares at a rate of 1 for 2 shares purchased up to a limit of C$50,000 for Messrs. Smith, Yip, DeCooman, and D. Smith, and up to C$15,000 for Mr. Freeman.

(7)

A PSU transition grant was granted to the Named Executive Officer’s on January 27, 2011. The PSU transition grant value was determined by using 100% of the Named Executive Officers’ salary, divided by the greater of the closing price preceding the award date and the 5 day VWAP share price prior to the award date (C$23.14) to establish the number of PSUs to be granted (rounded to the nearest hundred). The performance period for transition PSU grant is January 4, 2011 to December 31, 2012, please refer to “Long Term Incentive Awards” for details of the PSU Plan and Target Shareholder Return milestones. For accounting purposes, we selected the Monte Carlo model for valuation for disclosure of the fair value. As at the start of the performance period, January 4, 2011 the Monte Carlo valuation for the PSU was $31.00 per PSU. As at December 31, 2011, the Monte Carlo valuation for the PSU was $6.95 for the two year performance period. Mr. J. Smith received 27,100 Transition PSUs, Mr. Yip received 12,000 Transition PSUs, Mr. DeCooman received 9,800 Transition PSU and Mr. D. Smith received 9,800 Transition PSUs. Mr. Phillips was not employed in the capacity of Senior Vice President Operations and Development at the date of the PSU Transition grant and therefore, did not receive a grant.

(8)

A PSU LTI grant was granted to the Named Executive Officers’ on January 27, 2011. The PSU LTI grant value was determined by using 50% of the Vice-President Named Executive Officer’s salary, 75% of the Senior Vice-President salary and in the case of the CEO 100% of his salary, divided by the greater of the closing price preceding the award date and the 5day VWAP share price prior to the award date (C$23.14) to establish the number of PSUs to be granted. The performance period for the PSU LTI grant is January 4, 2011 to December 31, 2013, please refer to “Long Term Incentive Awards” for details of the PSU Plan and Target Shareholder Return milestones. For accounting purposes, we selected the Monte Carlo model for valuation of the fair value. As at the start of the performance period, January 4, 2011 the Monte Carlo valuation for the PSU was $31.00 per PSU. As at December 31, 2011, the Monte Carlo valuation for the PSU was $8.51 for the three year performance period. Mr. J. Smith received 27,100 LTI PSUs, Mr. Yip received 6,000 LTI PSUs, Mr. DeCooman received 4,900 LTI PSU and Mr. D. Smith received 4,900 LTI PSUs. Mr. Phillips was not employed in the capacity of Senior Vice President Operations and Development at the date of the PSU LTI grant and therefore, did not receive a grant.

(9)

Restricted Share Units (“RSUs”) were granted on March 9, 2011, and vest in three equal installments over three years on each anniversary date of grant. The fair value at the date of grant was $28.78. The vested RSUs are automatically redeemed on the anniversary date of the grant and the redemption value is calculated by multiplying the number of vested RSUs by the Company’s 5 day VWAP share price on the date preceding the RSU vesting. The redemption amount less statutory withholdings is then paid to the RSU participant.

(10)

Mr. Smith was eligible to receive a bonus of $281,250 in accordance with the terms of our Short Term Incentive Plan but he recommended that he not receive his annual incentive award for the year ended December 31, 2011 and the Compensation Committee and Board concurred with his recommendation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John Smith President and CEO	54,500(3) 500,000(2)	23.14 17.38	Jan 27, 2018 Aug 13, 2020	Nil Nil	54,200(4)	Nil(4)	Nil
Matthew Freeman Interim Chief Financial Officer	5,000(3) 10,000(2)	28.78 17.38	Mar. 9, 2018 Aug. 13, 2020	Nil Nil	3,000(5)	41,593	Nil
Joe Phillips Senior Vice President Operations and Development	150,000(3)	28.98	Mar. 28, 2018	Nil	N/A	Nil(4)	Nil
W. John DeCooman Vice President, Business Development and Strategy	9,900(3) 10,000(1) 26,667(1)	23.14 24.41 23.57	Jan. 27, 2018 Dec. 16, 2019 May 15, 2019	Nil Nil Nil	14,700(4)	Nil(4)	Nil
David Smith Vice President, Human Resources	9,900(3) 85,000(1)	23.14 24.61	Jan. 27, 2018 Dec. 14, 2019	Nil Nil	14,700(4)	Nil(4)	Nil

(1)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on May 16, 2010, December 14, 2010 and December 16, 2010 and each have a ten year term.
(2)	Options awarded during the year ended December 31, 2010 vest one-third per year commencing on August 13, 2011 and have a ten year term.
(3)	Options awarded during the year ended December 31, 2011 vest one-third per year commencing on January 27, 2012, March 9, 2012 and March 28, 2012 and have a seven year term.
(4)

PSUs granted in 2011 have a performance period of December 31, 2012 and December 31, 2013, respectively. PSUs are paid dependent on the achievement of Target Milestones. See “Named Executive Compensation – Long Term Incentive Awards”. If the Company’s TSR is less than the 25th percentile compared to the TSR of the comparator group at the time of grant, the PSUs will have a performance percentage of 0% and the award will have no value.

(5)

The RSUs were granted on March 9, 2011, and the initial one third of this grant vested on March 9, 2012. Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.017 at December 31, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Smith	1,624,309(2)	N/A	Nil
Tom S.Q. Yip	35,218(3)	N/A	Nil
Matthew Freeman	32,483(2)	N/A	Nil
Joe Phillips	N/A	N/A	Nil
W. John DeCooman	47,491(1)	N/A	Nil
David Smith	N/A	N/A	Nil

(1)

On May 15, 2011, Mr. DeCooman had 13,333 stock options vest. Calculated based on the difference between the market price of the shares on the TSX on May 16, 2011 (C$27.04) and the exercise price of the stock options being C$23.57, converted to US dollars at the US dollar/Canadian dollar exchange rate of 0.9742 at May 16, 2011.

(2)

On August 13, 2011, Mr. J. Smith had 166,666 stock options vest and Mr. Freeman had 3,333 stock options vest. Calculated based on the difference between the market price of the shares on the TSX on August 15, 2011 (C$26.93) and the exercise price of the stock options being C$17.38, converted to US dollars at the US dollar/Canadian dollar exchange rate of 0.9799 at August 15, 2011.

(3)

On December 11, 2011, Mr. Yip had 10,000 stock options vest. Calculated based on the difference between the market price of our shares on the TSX on December 12, 2011 (C$14.95) and the exercise price of the option (C$11.50). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9796 at December 12, 2011.

Termination and Change of Control Benefits

Transition Agreement with Tom S.Q. Yip, Former Vice President, Finance and Chief Financial Officer

On August 15, 2011, the Company and Tom Yip entered into a transition agreement in conjunction with Mr. Yip’s resignation as the Company’s Vice President, Finance and Chief Financial Officer, effective August 31, 2011. Pursuant to the terms of the transition agreement, Mr. Yip was paid C$487,500 representing 18 months of his annual base salary and C$132,520 for payment in lieu of bonus, based on the average annual bonus earned in the three immediately preceding years. Under the terms of the transition agreement, Mr. Yip’s existing stock options continued to vest and be exercisable until the end of the transition period, which concluded on December 31, 2011, after which all of Mr. Yip’s stock options expire. In addition Mr. Yip was also provided with a one-time relocation assistance payment of C$35,000 (less applicable taxes), continuation of his employer provided benefits (medical, dental and life insurance) and the use of his Company provided cellular phone (up to C$500 per month) for the duration of the agreement. All of these benefits ceased upon Mr. Yip commencing new employment.

Named Executive Officer Termination and Change of Control Benefits

The following discussion applies to our Named Executive Officers except Matthew Freeman, our interim Chief Financial Officer, who does not have an executive employment agreement with the Company.

We have entered into employment agreements with each of our Named Executive Officers, except for Mr. Freeman who was appointed interim Chief Financial Officer in 2011. Under the terms of the employment agreements, these Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a termination without cause or for good reason, within 12 months of a change of control of the Company. No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause. A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares. Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment. The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to (i) 24 months of base salary, and (ii) two times the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2011.

Name(3)(4)(5)	Base Salary(1)(3) ($)	Bonus(2)(3) ($)	Option-Based Awards ($)(6)	All Other Compensation ($)	Total ($)
John Smith	1,263,775	623,462	Nil	N/A	1,887,237
Joe Phillips	788,596	596,502	Nil	N/A	1,385,098
W. John DeCooman	576,281	256,323	Nil	N/A	832,604
David Smith	509,554	261,095	Nil	N/A	770,649

(1)	24 months’ base salary for all Named Executive Officers.
(2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years using the target bonus for incomplete years.
(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar average exchange rate of 0.9891 for 2011.
(4)	Matthew Freeman’s employment terms do not include a change of control provision.
(5)	As at December 31, 2011, there were no stock option awards that were in the money.

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers, other than John Smith, our CEO, is entitled to a lump sum payment equal to (i) 24 months of base salary, and (ii) two times the average annual bonus earned by the Named Executive Officer in the three immediately preceding years. Our CEO is entitled to a lump sum payment equal to (i) 36 months of base salary, and (ii) 3 times the average annual bonus earned by the CEO in the three immediately preceding years. In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

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

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2011.

Name (5)	Base Salary(1)(4) ($)	Bonus(2)(4) ($)	Option-Based Awards(3)(4)(6) ($)	Share Based Awards ($)(7)	All Other Compensation ($)	Total(4) ($)
John Smith	1,895,663	935,194	Nil	513,807	Nil	3,344,664
Joe Phillips	788,596	596,502	Nil	N/A	Nil	1,385,098
W. John DeCooman	576,281	256,323	Nil	162,754	Nil	995,358
David Smith	509,554	261,095	Nil	162,754	Nil	933,403

(1)	24 months’ base salary for Named Executive Officers other than John Smith the Company’s Chief Executive Officer who receives 36 months base salary.
(2)

Two times the average annual bonus earned by all Named Executive Officers in the three immediately preceding years using the target bonus for incomplete years other than John Smith, our Chief Executive Officer, who receives three times the average annual bonus earned, using the target bonus for incomplete years.

(3)

Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options. Calculated based on the difference between the market price of our shares on the TSX on December 31, 2011 (C$14.10) and the exercise price of the option.

(4)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar average exchange rate of 0.9891 for 2011.
(5)	Matthew Freeman’s employment terms do not include a change of control provision.
(6)	As at December 31, 2011, there were no stock options that were in the money.
(7)

In the event of a change of control if the termination date is on or after the date which is one half way through the applicable performance period, all unvested PSUs held are deemed to be vested PSUs based on an assumed performance percentage of 100% and shall be redeemed at a cash amount equal to the market value of the shares at the termination date. If the termination date is before the date which is one-half way through the Performance Period applicable to the PSUs held, all unvested PSUs held by such Designated Participant shall immediately be deemed to be Vested PSUs as of the termination date based on an assumed Performance Percentage of 100% and the Company shall redeem such Vested PSUs by paying, as of the Redemption Date, a cash amount calculated by multiplying the Market Value of such vested PSUs as of the termination date by the proportion of the Performance Period which has elapsed as of the termination date.

Director Compensation

2011 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Mr. John Smith, our President and CEO, for the year ended December 31, 2011.

Name	Fees earned ($)(1)	Share-based awards(1)(2) ($)	Option-based awards ($)	All other compensation ($)	Total ($)(1)
A.E. Michael Anglin	-	117,106	Nil	Nil	117,106
John R. Brodie, FCA	50,761	77,582	Nil	Nil	128,343
Richard C. Campbell, MBE	65,716	60,661	Nil	Nil	126,377
David L. Johnston(3)	13,902	44,232	Nil	Nil	58,134
Richard D. Paterson	-	124,552	Nil	Nil	124,552
Peter W. Tomsett	111,212	121,322	Nil	Nil	232,534

(1)

All amounts are paid in Canadian dollars. Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011.

(2)	Our Board of Directors adopted a deferred share unit plan effective July 1, 2008.
(3)	Mr. Johnson retired from the Board on May 11, 2011.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders. With the adoption of the DSU plan, our directors will no longer receive option awards. Under our DSU plan: (a) directors are awarded annual DSU grants and directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the Board of Directors. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

Directors are awarded an annual DSU amount equivalent to C$60,000 and the Chairman C$120,000 paid quarterly. The following table provides a breakdown of fees earned by our directors, other than Mr. John Smith our President and CEO, who does not receive DSUs, for the year ended December 31, 2011. The directors may elect to have their fees paid in cash or DSUs. In March 2012, after a peer review of director compensation was conducted by Semler Brossy, the Directors approved an increase in the annual DSU amount by an equivalent of C$5,000 DSUs per quarter to each Non-Employee Director, to be included in the quarterly awards going forward.

For 2011, each of our directors, save for Mr. Tomsett, received an annual director retainer of C$45,000; each committee member, excluding the committee chair, received an annual retainer of C$5,000; the Audit Committee chair received an annual retainer of C$15,000; and the other committee chairs received an annual retainer of C$10,000. Mr. Tomsett, as the chair of our Board of Directors, receives an annual board chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee. These retainer fees may be awarded in either cash or DSUs.

Silver Standard provides each Director the option of having an annual private medical examination.

Name	Retainer Fee ($)(2)	Committee Retainer Fee ($)(2)	Committee Chair Retainer Fee ($) (2)	Annual DSU Grant(2) ($)	Total Fees Earned ($) (2)	Fees taken in DSUs ($)(1)(2)	Fees Taken in Cash ($)(2)
A.E. Michael Anglin	45,496	7,021(4)	3,928(4)	60,661	117,106	117,106	-
John R. Brodie, FCA	45,496	7,021(4)	15,165	60,661	128,343	77,582	50,761
Richard C. Campbell, MBE	45,496	10,110	10,110	60,661	126,377	60,661	65,716
David L. Johnston(3)	22,748	5,055	-	30,331	58,134	44,232	13,902
Richard D. Paterson	45,496	8,285(4)	10,110	60,661	124,552	124,552	-
Peter W. Tomsett	111,212	-	-	121,322	232,534	121,322	111,212

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011.
(3)	Mr. Johnson resigned as a director as of May 11, 2011 and redeemed his DSUs on August 15, 2011.
(4)

Due to movement between Committees, Messrs. Anglin, Brodie and Paterson received pro rata amounts in respect of their membership during the year on the Safety and Sustainability, Audit and Corporate Governance and Nominating Committees.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances. In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option based awards outstanding for each of our directors, other than Mr. John Smith, our President and CEO (who in 2011 received no additional compensation for his service as a director) at December 31, 2011.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	Nil
John R. Brodie, FCA	14,000	36.14	December 18, 2012	Nil
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	Nil
Richard D. Paterson	50,000	29.02	August 7, 2013	Nil
Peter W. Tomsett	14,000	36.14	December 18, 2012	Nil

(1)

Calculated based on the difference of the market price of our shares on the TSX on December 31, 2011 (C$14.10) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.

Outstanding Share-Based Awards

The following table sets out the value of share based awards outstanding for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), as at December 31, 2011.

Name(2)	Number of DSUs (#)	Value of DSUs ($)(1)
A.E. Michael Anglin	17,665	244,913
John R. Brodie, FCA	12,562	174,163
Richard C. Campbell, MBE	13,342	184,978
Richard D. Paterson	19,324	267,914
Peter W. Tomsett	35,397	490,755

(1)

DSUs are only redeemable into cash upon a director ceasing to be a member of the board. Calculated based on the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.

(2)

David L. Johnston ceased to be a Director in 2011 and redeemed 13,223 DSUs on August 15, 2011. The market value at the date of redemption was C$25.39, for total proceeds of C$335,704. Converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011 being $339,404.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	N/A	64,095	N/A
John R. Brodie, FCA	N/A	41,981	N/A
Richard C. Campbell, MBE	N/A	32,819	N/A
Richard D. Paterson	N/A	67,547	N/A
Peter W. Tomsett	N/A	65,634	N/A

(1)

Deferred share units vest immediately and are credited to each directors’ account pro-rata on a quarterly basis. Calculated based on the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.

Options to Purchase Securities from Company or Subsidiaries

Options Outstanding

Stock options to purchase our securities are granted to our directors (upon their appointment) and employees on terms and conditions acceptable to the regulatory authorities in Canada. At our annual general meeting held on May 11, 2011, our shareholders approved a stock option plan that reserves 8.5% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8.5% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common shares, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the greater of the (i) closing price of the Company’s shares on the Toronto Stock Exchange on the day preceding the date of grant; and (ii) the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to officers and senior management as a group, to directors who are not officers or senior management as a group and employees and consultants as a group are set out below as of December 31, 2011. The exercise price of the stock options is stated in Canadian dollars.

Table No. 26
Outstanding Stock Options

	Number of Options
	Outstanding	Exercise Price	Expiry Date
Officers and Senior Management	12,500	$36.14	December 18, 2012
	20,000	$11.50	December 11, 2018
	26,667	$23.57	May 15, 2019
	25,000	$21.07	November 10, 2019
	85,000	$24.61	December 14, 2019
	37,500	$24.41	December 16, 2019
	500,000	$17.38	August 13, 2020
	82,000	$23.14	January 27, 2018
	10,000	$28.78	March 9, 2018
	150,000	$28.98	March 28, 2018
	50,000	$15.64	November 17, 2018
Directors who are not
Officers or	28,000	$36.14	December 18, 2012
Senior Management	150,000	$29.02	August 7, 2013

Employees and Consultants	10,000	$21.30	July 27, 2011(1)
	20,000	$40.62	May 3, 2012
	95,000	$34.71	September 7, 2012
	117,500	$36.14	December 18, 2012
	81,136	$11.50	December 11, 2018
	6,667	$21.07	November 10, 2019
	179,002	$24.41	December 16, 2019
	10,000	$17.38	August 13, 2020
	10,000	$26.55	November 12, 2020
	9,900	$23.14	January 27, 2018
	72,500	$28.78	March 9, 2018
	20,000	$26.23	July 6, 2018
	20,000	$26.42	August 18, 2018
	50,000	$15.64	November 17, 2018
Total:	1,878,372

(1)

As per the Company’s Stock Option Plan, in the event that the Option Holder should die while he or she is still a Director, an Employee, or a Service Provider, the Expiry Date shall be the first anniversary of the Option Holder’s date of death. Therefore, the 10,000 stock options with a strike price of $21.30 shall expire on June 28, 2012.

As at December 31, 2011, we did not have any share purchase warrants outstanding.

          C.        Board Practices

Our directors are elected annually and hold office until the next annual general meeting of our shareholders or until their successors in office are duly elected or appointed. We do not have an executive committee. All directors are elected for a one-year term. See Table No. 25 under Item 6.A under the heading “Directors and Senior Management” for the length of time our directors have served on the board. All officers serve at the pleasure of the board. The next annual general meeting of our shareholders has been called for May 9, 2012.

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

The Audit Committee, comprised of John R. Brodie FCA, Chair, Richard D. Paterson and A.E. Michael Anglin, has the responsibility of, among other things, recommending the Company’s independent auditor to the Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis and overseeing the establishment of “whistle-blower” and related procedures. Each member of the Audit Committee has been determined to be an independent director. The full text of the Audit Committee Charter is available on the Company’s website.

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie FCA, and Richard C. Campbell, MBE, has the responsibility for recommending approval of executive and management direct remuneration and stock options to the independent members of the Board. The President and Chief Executive Officer’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each member of the Compensation Committee has been determined to be an independent director. The full text of the Compensation Committee Charter is available on the Company’s website.

The Corporate Governance and Nominating Committee, comprised of A.E. Michael Anglin, Chair, Richard C. Campbell, MBE and Peter W. Tomsett, has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs. Each member of the Corporate Governance and Nominating Committee has been determined to be an independent director.

The Safety and Sustainability Committee comprised of Richard C. Campbell, MBE, Chair, A.E. Michael Anglin and Richard D. Paterson, has the responsibility of, among other things monitoring our safety, health, security, environment and community relations performance on behalf of the Board and assessing the effectiveness of our safety, health, security, environment and community relations policies and practices. Each member of the Safety and Sustainability Committee has been determined to be an independent director.

Currently, we do not have service contracts with any of our directors or those of our subsidiaries providing for benefits upon termination of employment. (see Item 6.B – “Compensation – Termination and Change of Control Benefits”).

          D.        Employees

Silver Standard currently employs in excess of 750 people at our four principal locations – Corporate Office (Vancouver, BC, Canada), Mina Pirquitas (Jujuy, Argentina), Silver Standard Peru (Lima, Peru), Silver Standard Mexico (Durango, Mexico). In our corporate head office, we had 37 full-time employees as at December 31, 2011, 7 of whom carried out our management and executive functions, 3 of whom were involved in shareholder and investor communications, 9 of whom were responsible for project exploration and development, 11 of whom provided financial, legal and community relations expertise, and 7 of whom provided administrative support.

At the end of 2011, Silver Standard was engaged with only one union, at our mine site in Jujuy, Argentina. We currently have a cordial relationship with the union in Argentina and negotiate amendments to our collective agreement on an annual basis, which is a standard practice in Argentina due to inflationary factors.

For the year ending December 31, 2010, in our corporate head office in Vancouver, we had 39 full and 1 part-time employees. For the year ending December 31st 2009 we had 36 full and 2 part-time employees. We had an aggregate in excess of 700 employees at our various projects in 2010, and in excess of 600 employees in 2009.

          E.        Share Ownership

The following table sets out, as of March 30, 2012 the number of our common shares beneficially owned by senior management and directors who to our knowledge, possess sole voting and investment power with respect to the shares shown.

Table No. 27
Senior Management and Directors Share Ownership

Name of Beneficial		Number of Securities
Owner	Title of Class	of Class*	Percent of Class
John Smith	Common	319,833	**
Joe Phillips	Common	50,000	**
David L. Smith	Common	72,966	**
W. John DeCooman	Common	36,633	**
Kristen G. Riddell	Common	26,065	**
Andrew Sharp	Common	Nil	Nil
Ronald Burk	Common	50,833	**
A.E. Michael Anglin	Common	50,000	**
John R. Brodie, FCA	Common	17,500	**
Richard C. Campbell, MBE	Common	52,000	**
Richard D. Paterson	Common	65,000(1)	**
Peter W. Tomsett	Common	24,000	**

* includes options exercisable within 60 days.
**beneficial ownership is less than 1% of the common shares outstanding as at March 30, 2012.

(1) 15,000 Common Shares are held through a family trust over which Mr. Paterson has control and direction, but not sole voting and investment power.

As at March 30, 2012, our directors and senior management held, as a group, directly or indirectly, an aggregate of 182,000 common shares and 582,830 options exercisable within 60 days.

The total number of exercisable and unexercisable stock options and the number of common shares subject to such stock options granted to the senior management and our directors are set out below as of March 30, 2012.

Table No. 28
Senior Management and Directors Stock Options

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date

John Smith	500,000	$17.38	August 13, 2017
	54,500	$23.14	January 27, 2018
	77,065	$15.41	January 18, 2019

David L. Smith	85,000	$24.61	December 14, 2019
	9,900	$23.14	January 27, 2018
	15,536	$15.41	January 18, 2019

W. John DeCooman	26,667	$23.57	May 15, 2019
	10,000	$24.41	December 16, 2019
	9,900	$23.14	January 27, 2018
	17,571	$15.41	January 18, 2019

Joe Phillips	150,000	$28.98	March 28, 2018
	36,067	$15.41	January 18, 2019

Andrew Sharp	50,000	$15.64	November 17, 2018
	17,571	$15.41	January 18, 2019

Ronald Burk	10,000	$36.14	December 18, 2012
	22,500	$11.50	December 11, 2018
	20,000	$24.41	December 16, 2019
	12,500	$28.78	March 9, 2018
	15,413	$15.41	January 18, 2019

Kristen G. Riddell	25,000	$21.07	November 10, 2019
	5,000	$24.41	December 16, 2019
	7,700	$23.14	January 27, 2018
	13,564	$15.41	January 18, 2019

Gregory J. Martin	150,000	$17.47	January 31, 2019

A.E. Michael Anglin	50,000	$29.02	August 7, 2013

John R. Brodie, FCA	14,000	$36.14	December 18, 2012

Richard C. Campbell, MBE	50,000	$29.02	August 7, 2013

	Number of Options
Name	Outstanding	Exercise Price	Expiry Date

Richard D. Paterson	50,000	$29.02	August 7, 2013

Peter W. Tomsett	14,000	$36.14	December 18, 2012

Item 7               Major Shareholders and Related Party Transactions

          A.        Major Shareholders

To the best of our knowledge at the date of this Annual Report, no shareholder directly or indirectly owns more than 5% of our issued shares, other than Royce & Associates, LLC, and Tradewinds Global Investors, LLC. Royce & Associates, LLC reported owning 10,378,025 of our common shares (12.86% of our issued and outstanding shares) as at December 31, 2011, pursuant to the Form 13-G filed on January 20, 2012. Royce & Associates, LLC reported owning 8,831,025 of our common shares (11.07% of our issued and outstanding shares) as at December 31, 2010, pursuant to the Form 13-G filed on February 3, 2011 and 10,449,825 of our common shares (14.52% of our issued and outstanding shares) as at December 31, 2009, pursuant to the Form 13-G filed on February 9, 2010. Tradewinds Global Investors, LLC, reported owning 7,317,977 of our common shares (9.07% of our issued and outstanding shares) as at December 31, 2011, pursuant to the Form 13-G filed on February 14, 2012. Neither Royce & Associates, LLC nor Tradewinds Global Investors, LLC have voting rights that are different from the voting rights of the other holders of our common shares. To the best of our knowledge at the date of this Annual Report, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Our common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for our common shares.

On December 31, 2011, the shareholders’ list for our common shares showed 2,166 registered shareholders and 80,693,432 shares outstanding. 774 of these registered shareholders were US residents, owning 46,736,512 shares representing 57.92% of our issued and outstanding shares.

          B.        Related Party Transactions

Since January 1, 2011, we have not entered into any transactions that have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

          C.        Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

Item 8               Financial Information

          A.        Consolidated Statements and Other Financial Information

Our audited consolidated financial statements are stated in United States dollars and are prepared in accordance with IFRS as issued by the IASB.

Exhibited hereto are audited consolidated financial statements prepared by our management, audited by an independent auditor and accompanied by an audit report:

(a)	Management’s Responsibility for the Financial Statements and Independent Auditors’ Report, dated March 11, 2012.

(b)	Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010, and January 1, 2010.

(c)	Consolidated Statements of Income for the years ended December 31, 2011 and December 31, 2010.

(d)	Consolidated Statements of Comprehensive Income for the years December 31, 2011 and December 31, 2010.

(e)	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011 and December 31, 2010.

(f)	Consolidated Statements of Cash Flows for the years ended December 31, 2011 and December 31, 2010.

(g)	Notes to Consolidated Financial Statements for the years ended December 31, 2011, December 31, 2010 and January 1, 2009.

100% of our sales are export sales, the total of which was $147.8 million in 2011.

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of December 31, 2011 the Pirquitas mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the Company had accrued a liability totaling $13.1 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

On October 26, 2011 the Argentina government announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentina Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

We have not paid dividends in the past five years and do not expect to pay dividends in the near future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.

          B.        Significant Changes

There were no significant changes that have occurred since the date of our most recent audited consolidated financial statements.

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

Table No. 29
High and Low Prices for the Five Most Recent Fiscal Years on the TSX (C$’s)

Fiscal Year Ended	High	Low
December 31, 2011	$34.17	$12.70
December 31, 2010	$30.07	$16.21
December 31, 2009	$26.75	$15.59
December 31, 2008	$40.30	$6.87
December 31, 2007	$45.58	$27.80

Table No. 30
High and Low Prices for the Five Most Recent Fiscal Years on Nasdaq ($’s)

Fiscal Year Ended	High	Low
December 31, 2011	$35.94	$12.39
December 31, 2010	$29.95	$15.61
December 31, 2009	$24.67	$12.04
December 31, 2008	$40.72	$5.35
December 31, 2007	$48.16	$27.52

Table No. 31
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on the TSX C$’s)

Period Ended	High	Low
December 31, 2011	$21.36	$12.70
September 30, 2011	$31.25	$18.79
June 30, 2011	$34.17	$23.62
March 31, 2011	$30.72	$21.52
December 31, 2010	$29.50	$20.73
September 30, 2010	$21.30	$16.39
June 30, 2010	$20.87	$18.15
March 31, 2010	$24.79	$17.31

Table No. 32
High and Low Prices for each Quarterly Period for the Past Two Fiscal Years on Nasdaq ($’s)

Period Ended	High	Low
December 31, 2011	$21.07	$12.51
September 30, 2011	$31.75	$18.08
June 30, 2011	$35.66	$23.90
March 31, 2011	$31.68	$22.02
December 31, 2010	$29.32	$20.32
September 30, 2010	$20.59	$15.80
June 30, 2010	$20.58	$16.92
March 31, 2010	$24.02	$16.54

Table No. 33
High and Low Prices for each Month for the Past Six Months on the TSX (C$’s)

Month Ended	High	Low
February 28, 2012	$18.05	$15.90
January 31, 2012	$17.68	$14.83
December 31, 2011	$15.92	$13.01
November 30, 2011	$21.36	$13.57
October 31, 2011	$20.21	$16.52
September 30, 2011	$31.25	$18.79

Table No. 34
High and Low Prices for each Month for the Past Six Months on Nasdaq ($’s)

Month Ended	High	Low
February 28, 2012	$18.07	$16.01
January 31, 2012	$17.68	$14.63
December 31, 2011	$14.98	$12.39
November 30, 2011	$21.07	$12.90
October 31, 2011	$20.27	$16.17
September 30, 2011	$31.75	$18.08

Shareholder Rights Plan

The Company’s Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 (the “Rights Plan”). The Rights Plan is similar to existing shareholder rights plans adopted by other Canadian public companies. The Rights Plan has not been adopted in response to, or in anticipation of, any known take-over bid. The Rights Plan's objective is to ensure that all shareholders of the Company are treated equally and fairly in connection with any proposed takeover bid for the Company or other transaction that would involve a change in control.

The Board has implemented the Rights Plan by authorizing the issuance, of one right (a “Right”) in respect of each outstanding common share of the Company (the “Common Shares”) at the close of business on March 9, 2012 (the “Record Time”). In addition, the Board authorized the issuance of one Right in respect of each Common Share and other share of capital stock or voting interests of the Company entitled to vote generally in the election of directors (together with the Common Shares, the “Voting Shares”) issued from treasury after the Record Time and prior to the Separation Time (as defined in the Rights Plan). Initially, the Rights will be attached to the Company’s Voting Shares and will not be exercisable. Until such time as the Rights separate from the Voting Shares, when they become exercisable, Rights certificates will not be distributed to shareholders.

If a person, or a group acting jointly or in concert, acquires (other than pursuant to an exemption available under the Rights Plan) beneficial ownership of 20 percent or more of the Voting Shares, Rights (other than those held by such acquiring person or group which will become void) will separate from the Common Shares and each Right will permit the holder thereof to receive, upon exercise, the number of Common Shares having an aggregate market price (as determined in accordance with the Rights Plan), as of the date of consummation or occurrence of such acquisition of Common Shares, equal to four times the exercise price (as of the Separation Time) of the Right for an amount in cash equal to the exercise price. The exercise price of the Rights pursuant to the Rights Plan is four times the market price per Common Share.

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

2.                     An Underwriting Agreement dated February 24, 2009 with UBS Securities Canada Inc., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co., LLC, Morgan Stanley & Co. Incorporated, Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters. Under the terms of the Underwriting Agreement, we issued 5,450,000 common shares with an over-allotment option of up to 817,500 common shares, exercisable to March 29, 2009. Pursuant to the over-allotment option, the Underwriters purchased an additional 375,713 common shares. We received gross proceeds from the offering of $99.0 million and paid underwriting commission to the underwriters in the amount of $5.6 million.

3.                     An Underwriting Agreement dated August 12, 2009 with UBS Securities Canada Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co. LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, CIBC World Markets Inc., Scotia Capital Inc., Blackmont Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters. Under the terms of the Underwriting Agreement, we issued 2,725,288 common shares with an over-allotment option of up to 272,528 common shares, exercisable to September 17, 2009. Pursuant to the over-allotment option, the Underwriters purchased an additional 272,528 common shares. We received gross proceeds from the offering of $51.0 million and paid underwriting commission to the underwriters in the amount of $3.1 million.

4.                     An Underwriting Agreement dated February 12, 2010 with UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Credit Suisse Securities (USA) LLC, Dahlman Rose & Co. LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital Inc., GMP Securities L.P., National Bank Financial Inc. and Salman Partners Inc., as Underwriters and Deutsche Bank Securities Limited and Credit Suisse Securities (Canada), Inc. as Sub-Underwriters. Under the terms of the Underwriting Agreement, we issued 5,882,353 common shares with an over-allotment option of up to 882,352 common shares, exercisable to March 20, 2010. Pursuant to the over-allotment option, the Underwriters purchased an additional 846,402 common shares. We received gross proceeds from the offering of $114.4 million and paid underwriting commission to the underwriters in the amount of $6.4 million.

5.                     Sale Agreement dated February 19, 2010 with Silvercorp Metals Inc. in respect of the sale of our interest in the Silvertip Project. See Item 4.B “Business Overview” under the heading “Silvertip Project” for a description of the Sale Agreement.

6.                     Acquisition Agreement dated October 28, 2010, as amended November 4, 2010, with Pretium in respect of the sale of our interest in the Snowfield and Brucejack Projects. See Item 4.B “Business Overview” under the heading “Snowfield Project and Brucejack Project”.

7.                     An Underwriting Agreement dated December 9, 2010 with Pretium, CIBC World Markets Inc., Citigroup Global Markets Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., Credit Suisse Securities (Canada) Inc., Dahlman Rose & Company, LLC, GMP Securities L.P. and Salman Partners Inc. Under the terms of the Underwriting Agreement, Pretium issued an aggregate of 80,323,333 common shares, including 36,163,333 common shares to us, as partial consideration for the sale of the Snowfield and Brucejack Projects. See Item 4.B “Business Overview” under the heading “Snowfield Project and Brucejack Project”.

8.                     An Underwriting Agreement dated March 31, 2011 with Pretium, CIBC World Markets Inc., Citigroup Global Markets Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., Dahlman Rose & Company, LLC, GMP Securities L.P., Credit Suisse Securities (Canada) Inc. and Salman Partners Inc. Under the terms of the Underwriting Agreement the Company and Pretium agreed to sell 10,000,000 units, with an over-allotment option of an additional 1,500,000 units each unit comprised of one common share of Pretium and one-half of one common share purchase warrant to purchase an additional common share of Pretium at a price of C$12.50 at any time within 12 months of the closing of the offering. The Pretium common shares sold as part of the units and the Pretium common shares underlying the warrants were and are owned by the Company.

9.                     Shareholder Rights Plan Agreement dated March 9, 2012 with Computershare Investor Services Inc. as Rights Agent, pursuant to which we declared a dividend to shareholders of one right for each of our outstanding common shares on March 9, 2012 and each of our common shares and other shares of capital stock or voting interests of the Company entitled to vote generally in the election of directors issued after March 9, 2012 and prior to the Separation Time (as defined in the Rights Plan). See Item 9.A. “Offer and Listing Details” under the heading Shareholder Rights Plan.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national or a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. If the WTO investor rules apply, an investment in our shares by or from a WTO investor will be reviewable only if (i) it is direct investment to acquire control of Silver Standard and (ii) the book value of our assets is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2012 WTO Review Threshold is $330,000,000. However, both the special WTO Review Threshold and the exemption from review for indirect investments by and from WTO investors do not apply to WTO investors, and the general rules described in the preceding paragraph do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. In addition, upon certain amendments to the Act made in March 2009 taking effect, the threshold for direct acquisitions by WTO investors will be replaced with an “enterprise value” threshold initially set at $600,000,000, which will subsequently increase first to $800,000,000 two years after the new threshold is adopted, and later to $1 billion, to be adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold common shares of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of the Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The Company recommends shareholders seek the advice of their own Canadian and U.S. tax advisors.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if (i) the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and (ii) the value of the shares is derived principally from real property situated in Canada, Canadian resource property or timber resource property. Non-residents disposing of taxable Canadian property must file a Canadian tax return to report the disposition.

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

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of Common Shares in the Company. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the U.S. and Canada (the “Tax Convention”), all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

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

As used herein, “U.S. Holder” means a beneficial owner of Common Shares that is (i) an individual that is a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Common Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Common Shares is urged to consult its own tax advisor.

This discussion assumes that Common Shares are held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

A U.S. HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION.

Distributions on Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (PFIC) Considerations,” the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2013 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Tax Convention meets these requirements, and the Company believes it is eligible for the benefits of the Tax Convention. Dividends received by U.S. investors from a foreign corporation that was a passive foreign investment company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. However, as discussed below under “Passive Foreign Investment Company (PFIC) Considerations,” the Company believes that it was not a PFIC for its 2011 taxable year and that it likely will not be a PFIC for its 2012 taxable year (and possibly subsequent taxable years). Accordingly, dividends paid on the Common Shares will likely constitute qualified dividends.

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

To the extent that a distribution exceeds the amount of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted tax basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale, Exchange or Other Taxable Disposition of Common Shares” below). However, the Company does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.

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

Sale, Exchange, or Other Taxable Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (PFIC) Considerations,” a U.S. Holder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year at the time of the sale, exchange, or other taxable disposition. Preferential tax rates may apply to long-term capital gains or losses of a U.S. Holder that is an individual, trust, or estate. The deductibility of capital losses is subject to significant limitations.

If a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company (PFIC) Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Company in which the Company is a PFIC. A non-U.S. corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, in certain circumstances, the adjusted tax basis for U.S. federal income tax purposes) of its assets are assets that either produce or are held for the production of passive income.

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

Under these PFIC rules, the Company believes that (i) it was not a PFIC for its 2011 taxable year, (ii) based on the Company’s current and anticipated operations, that it will not be a PFIC for its 2012 and subsequent taxable years. There can be no assurance regarding the PFIC classification of the Company for its 2012 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

If the Company were classified as a PFIC for any year during which a U.S. Holder holds Common Shares (regardless of whether the Company continues to be a PFIC), such U.S. Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless such U.S. Holder makes an election to be taxed under an alternative regime. The Company will provide U.S. Holders with information concerning the potential availability of such elections if it determines that it is or will become a PFIC.

Additional Tax on Passive Income

For taxable years beginning after December 31, 2012, certain U.S. Holders who are individuals, estates, or trusts and whose income exceeds certain thresholds will be required to pay an additional 3.8 percent tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, Common Shares, subject to certain limitations and exceptions.

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

Dividends and proceeds from the sale or other disposition of Common Shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a U.S. Holder does not provide its correct taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

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

Item 11             Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are price risk, interest rate risk and foreign currency risk. We are exposed to interest rate risk on our cash and cash equivalents.

Our reporting currency is the United States dollar. We are exposed to foreign exchange risk associated with purchases of goods and equipment denominated in U.S. dollars, cash and cash equivalents. Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate are recorded in income.

Price

Currency Risk

Currency risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. The Company’s sale of silver and zinc are denominated in U.S. dollars and thus the risk is related to costs incurred and other non-U.S. dollars financial instruments.

As at December 31, our exposure to currency risk in currencies other than the U.S. dollar is stated in the table below. Based on the net exposures at December 31, 2011, a 10% depreciation or appreciation of the currencies against the U.S. dollar would result in a decrease or increase, respectively, in our after-tax earnings by $12,129,000 and $11,135,000 as set out in more detail in the table below.

	December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexico peso
Cash	80,480	6,051	-	584
Marketable securities	13,753	-	19,787	-
Value added tax receivable	-	89,636	-	1,006
Trade and other payables	(7,825)	(11,608)	(16,500)	(1,114)
Warrant liability	(7,067)	-	-	-
Total	79,341	84,079	8,332	476

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and therefore cash flows are not exposed to fluctuations in interest rates, however a change in interest rates would impact the fair value of the instruments but because the Company records the notes at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

At December 31, 2011, the weighted average interest rate of cash equivalents was 0.14% (2010 - 0.89%) . With other variables unchanged, a 1% increase in the interest rate would increase after-tax net income by $2,340,000 (2010 - $450,000).

Price Risk

This is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and to a lesser extent zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

-	global or regional consumption patterns;
-	the supply of, and demand for, these metals;
-	speculative activities;
-	the availability and costs of metal substitutes;
-	inflation; and
-	political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of revenue agreements are subject to pricing terms that settle within one to three months after delivery, and this adjustment period represents the Company’s trade receivable exposure to variations in commodity prices.

The Company has not hedged the price of silver as part of its overall corporate strategy.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and natural gas. The Company has not hedged any such costs.

A 10% change in the average commodity price for the year, with all other variables held constant, expressed in thousands of U.S. dollars, would result in the following impact to the Company’s after-tax net income:

	2011	2010
Products	$000s	$000s
10% increase in silver price	9,005	7,359
10% increase in zinc price	605	-
10% increase in diesel and natural gas prices	(1,192)	(658)

The Company holds certain investments in available for sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

Limitations

The above discussion includes only those exposures that exist as of December 31, 2011 and as a result, does not consider exposures or positions that could arise after that date. Our ultimate realized gain or loss with respect to price, foreign currency and interest rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

Reference is made to note 23 to the consolidated financial statements for a description of financial risk management. See also Item 5.B “Liquidity and Capital Resources” for a discussion of credit risk, and liquidity risk. Also see item 3.D “Risk Factors” for a discussion of risks effecting the Company.

Item 12             Description of Securities Other than Equity Securities

This Form 20-F is being filed as an annual report under the Exchange Act, and as such, there is no requirement to provide any information under this item. In 2011 the Company did not have any securities represented by American Depository Receipts.

PART II

Item 13             Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14             Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15             Controls and Procedures

Our management, with the participation of the President and Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators and the Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as at December 31, 2011, and has concluded that such disclosure controls and procedures are effective.

The following report is provided by management in respect of internal control over financial reporting and disclosure controls and procedures (as defined in the rules of the CSA and the SEC):

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

(3)

As at December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting as of that date.

(4)

PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2011, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States). See Item 19.A - “Financial Statements”.

On August 31, 2011 the former Chief Financial Officer left the Company and appropriate actions were implemented to ensure that this would not have a material effect on internal control over financial reporting, there were also certain changes made following the Company’s adoption of IFRS as discussed above. There have been no other changes in our internal control over financial reporting during the year ended December 31, 2011, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

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

Item 16             Reserved

          A.        Audit Committee Financial Expert.

Our Board of Directors has determined that we have an audit committee financial expert, John R. Brodie, FCA. Mr. Brodie, FCA is the Chair of our Audit Committee and independent as that term is defined in the listing standards of the Nasdaq Global Market. Our Audit Committee consists of the following independent and financially literate directors; John R. Brodie, FCA, Richard D. Paterson and A.E. Michael Anglin.

For more information regarding relevant education and experience for Messrs. Brodie, Paterson and Anglin, see Item 6.A – “Directors and Senior Management”.

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

In 2011, no waivers from the Code were granted to members of senior management or directors of the Company.

          C.        Principal Accountant Fees and Services.

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountant.

Principal Accountant	Fiscal year ended	Fiscal year ended	Fiscal year ended
Fees and Services	December 31, 2011	December 31, 2010	December 31, 2009
	C$	C$	C$
Audit Fees(1)	523,495	428,482	218,153
Audit-Related Fees(2)	105,709	191,530	212,259
Tax-Related Fees	-	-	-
All Other Fees	-	-	-
Total	629,204	620,012	430,412

(1)

Audit fees were paid for professional services rendered by the auditor for the integrated audit of our annual financial statements, including its audit of the effectiveness of our internal control over financial reporting, and the financial statement audits of our subsidiaries.

(2)	Audit-related fees were paid for assurance and related services provided in connection with statutory and regulatory filings and engagements related to prospectuses and other offering documents.

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

All services provided by our principal accountant in 2011 were pre-approved by our audit committee.

          D.        Exemptions from the Listing Standards for Audit Committees.

Not applicable.

          E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

          F.        Change in Registrant’s Certifying Accountant.

Not applicable.

          G.        Corporate Governance.

We are subject to a variety of corporate governance guidelines and requirements enacted by Canadian securities regulators the TSX, the Nasdaq and the SEC and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in Canada and the United States. We are listed on the Nasdaq and, although we are not required to comply with all of the Nasdaq’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the Nasdaq’s requirements as if we were a U.S. domestic issuer, except that A.E. Michael Anglin would not be permitted to serve on the Audit Committee under Nasdaq listing rules due to the fact that he participated in the preparation of financial statements by virtue of holding the position of interim President and Chief Executive Officer of the Company from January 19, 2010 to August 6, 2010, while the Company searched for a replacement CEO due to the resignation of Robert A. Quartermain. The Board has determined that A.E. Michael Anglin has no direct or indirect material relationship with the Company which could interfere with his exercise of judgement and therefore he is an independent director. Mr. Anglin is not prohibited under Canadian requirements from serving on the Company’s Audit Committee.

          H.        Mine Safety Disclosure

Pursuant to Section 1503(a) of the recently enacted Dodd−Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd−Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining related fatalities. During the fiscal year ended December 31, 2011, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd−Frank Act.

PART III

Item 17             Financial Statements

Not applicable.

Item 18             Financial Statements

Our audited consolidated financial statements are stated in U.S. Dollars and are prepared in accordance with IFRS as issued by the IASB.

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

2.2	Shareholder Rights Plan Agreement dated March 9, 2012 with Computershare Investor Services Inc. as Rights Agent incorporated by reference from Form 8-A, file no. 00135455 filed on March 12, 2012 .
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

4.3

Acquisition Agreement dated October 28, 2010 between the Company and Pretium Resources Inc. incorporated by reference from Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2010 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2011.

4.4

Underwriting Agreement dated December 9, 2010 incorporated by reference from Exhibit 4.4 to Annual Report for the fiscal year ended December 31, 2010 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2011.

4.5	Underwriting Agreement dated March 31, 2011.
8.1	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) included under Item 4.C, Organizational Structure.
12.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Audit Committee Charter

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Silver Standard Resources Inc.
(Company)

By:	/s/ John Smith
John Smith, President and Chief Executive
Officer and Director

Date: March 30, 2012

Exhibit Index

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

2.2	Shareholder Rights Plan Agreement dated March 9, 2012 with Computershare Investor Services Inc. as Rights Agent incorporated by reference from Form 8-A, file no. 00135455 filed on March 12, 2012 .
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

4.3

Acquisition Agreement dated October 28, 2010 between the Company and Pretium Resources Inc. incorporated by reference from Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2010 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2011.

4.4

Underwriting Agreement dated December 9, 2010 incorporated by reference from Exhibit 4.4 to Annual Report for the fiscal year ended December 31, 2010 under the Securities Exchange Act of 1934 on Form 20-F, file no. 0-26424 filed on March 31, 2011.

4.5	Underwriting Agreement dated March 31, 2011.
8.1	List of Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) included under Item 4.C, Organizational Structure.
12.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Audit Committee Charter

Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which appears herein.

“John Smith”	“Gregory Martin”
John Smith	Gregory Martin
President and Chief Executive Officer	Chief Financial Officer

March 11, 2012

F-2 | P a g e

March 11, 2012

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of Silver Standard Resources Inc.’s and its subsidiaries (the “Company”) December 31, 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2011, 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows and for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2011, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc.’s and its subsidiaries’ internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

F-3 | P a g e

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

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

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

F-4 | P a g e

Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010

F-5 | P a g e

Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2011 and 2010 and January 1, 2010
(expressed in thousands of United States dollars)

		December 31	December 31	January 1
	Note	2011	2010	2010
		$	$	$
Current assets
Cash and cash equivalents	3	329,055	232,311	26,659
Trade and other receivables	4	19,401	35,916	8,251
Other current assets	5	33,539	33,651	19,722
Inventory	6	94,681	40,176	20,565
		476,676	342,054	75,197
Non-current assets
Property, plant and equipment	7	544,111	499,632	496,824
Investment in associate	8	136,342	226,271	-
Deferred income tax assets	9	21,591	-	-
Value added tax receivable	10	89,160	70,782	54,094
Other non-current assets	5	8,222	9,251	8,015
Total assets		1,276,102	1,147,990	634,130

Current liabilities
Trade and other payables	11	48,023	35,163	50,682
Taxes payable		22,498	-	-
Warrant liability	12	7,067	-	-
		77,588	35,163	50,682
Non-current liabilities
Deferred income tax liabilities	9	41,331	26,765	1,949
Non-current taxes payable		-	3,671	3,373
Close down and restoration provision	13	46,653	12,671	10,340
Convertible notes	14	125,313	116,125	107,895
Derivative liability	14	1,242	21,735	20,728
Total liabilities		292,127	216,130	194,967

Shareholders' equity
Share capital	15	705,876	676,651	538,700
Other reserves	16	6,515	63,257	46,966
Retained earnings (accumulated deficit)		271,584	191,456	(146,999)
Total shareholders' equity attributable to shareholders of the Company		983,975	931,364	438,667

Non-controlling interest	7	-	496	496

Total liabilities and equity		1,276,102	1,147,990	634,130
Events after the reporting date (note 8)
Commitments (note 23 (c))

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on March 11, 2012

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

F-6 | P a g e

Silver Standard Resources Inc.
Consolidated Statements of Income
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars, except per share amounts)

	Note	2011	2010
		$	$

Revenue		147,845	112,256
Cost of sales	17	(95,926)	(98,122)
Income from mine operations		51,919	14,134

General and administrative expenses	17	(23,651)	(28,896)
Exploration and evaluation expenses		(5,703)	(2,400)
Operating income (loss)		22,565	(17,162)

Gain on sale of mineral property	7	49,856	402,009
Gain on partial disposal of associate	8	38,776	-
Interest earned and other finance income	18	2,291	1,400
Interest expense and other finance costs	18	(17,392)	(16,363)
Other income (other expenses)	19	18,080	1,706
Foreign exchange loss		(2,651)	(942)
Income before tax		111,525	370,648

Income tax expense	9	(31,397)	(32,193)

Net income and net income attributable to shareholders		80,128	338,455

Weighted average shares outstanding (thousands)
Basic	20	80,324	77,972
Diluted	20	80,660	78,356

Earnings per share
Basic	20	$1.00	$4.34
Diluted	20	$0.99	$4.32

The accompanying notes are an integral part of the consolidated financial statements

F-7 | P a g e

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	2011	2010
		$	$

Net income for the period attributable to shareholders		80,128	338,455
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities, net of tax		(13,820)	15,907
Realized gain on the disposal of marketable securities recycled to net income, net of tax		(4,731)	(2,645)
Share of other comprehensive loss of associate	8	(3,516)	-
Cumulative translation adjustment		(2,163)	1,832
Other comprehensive income (loss)		(24,230)	15,094

Total comprehensive income attributable to shareholders		55,898	353,549
Non-controlling interests		-	-
Total comprehensive income		55,898	353,549

The accompanying notes are an integral part of the consolidated financial statements

F-8 | P a g e

Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Retained earnings	Total	Non-	Total
		Shares	Amount	reserves	(accumulated	attributable to	controlling	equity
				(note 16)	deficit)	shareholders	Interest
		000's	$	$	$	$	$	$
Balance, January 1, 2010		71,965	538,700	46,966	(146,999)	438,667	496	439,163

Issue of ordinary shares, net of costs		6,729	114,677	-	-	114,677	-	114,677
Exercise of stock options		971	23,274	(6,956)	-	16,318	-	16,318
Share-based compensation		-	-	8,153	-	8,153	-	8,153
Total comprehensive income for the year		-	-	15,094	338,455	353,549	-	353,549
Balance, December 31, 2010		79,665	676,651	63,257	191,456	931,364	496	931,860

Balance, January 1, 2011		79,665	676,651	63,257	191,456	931,364	496	931,860
Exercise of stock options		1,028	29,225	(8,990)	-	20,235	-	20,235
Share-based compensation		-	-	4,676	-	4,676	-	4,676
Transactions with non-controlling interests	7	-	-	(28,198)	-	(28,198)	(496)	(28,694)
Total comprehensive income (loss) for the period		-	-	(24,230)	80,128	55,898	-	55,898
Balance, December 31, 2011		80,693	705,876	6,515	271,584	983,975	-	983,975

The accompanying notes are an integral part of the consolidated financial statements

F-9 | P a g e

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	2011	2010
		$	$
Cash flows from operating activities
Net income for the year		80,128	338,455
Adjustments for:
Depletion, depreciation and amortization		16,832	22,436
Share-based payments		4,754	7,877
Close down and restoration provision		1,596	1,798
Gain on sale of mineral property and property plant and equipment		(49,856)	(402,009)
Write-down of inventory to net realizable value		1,625	6,700
Accretion expense on convertible notes		9,188	8,230
Accretion income on convertible debenture		(691)	(865)
Other income		(19,136)	(1,690)
Gain on partial disposal of associate		(38,776)	-
Deferred income tax expense (recovery)		(4,950)	29,594
Foreign exchange loss (gain)		6,618	4,309
Net changes in non-cash working capital items	25	(1,653)	(25,944)

Cash used in operating activities		5,679	(11,110)

Cash flows from investing activities
Purchase of property, plant and equipment		(29,055)	(50,564)
Mineral property expenditures		(36,379)	(52,912)
Value added tax recoverable		(24,302)	(19,344)
Proceeds from sale of marketable securities		-	11,015
Acquisition of non-controlling interest		(18,172)	-
Proceeds from repayment of convertible debenture receivable		10,060	-
Net proceeds from partial disposal of associate		112,381	-
Net proceeds from sale of mineral properties		56,447	204,491

Cash generated by investing activities		70,980	92,686

Cash flows from financing activities
Proceeds from issuance of common shares (net of costs)		-	107,758
Proceeds from exercise of stock options		20,085	16,318

Cash generated by financing activities		20,085	124,076

Increase in cash and cash equivalents		96,744	205,652
Cash and cash equivalents, beginning of period		232,311	26,659
Cash and cash equivalents, end of period		329,055	232,311

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of the consolidated financial statements

F-10 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including San Luis in Peru, Diablillos in Argentina, and Pitarrilla and San Agustin in Mexico. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)    Basis of preparation and first time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS. In the financial statements, the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.

The basis of preparation of these annual consolidated financial statements is different to that of the most recent comparative year’s annual consolidated financial statements due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported statement of income and statement of financial position is provided in note 26. This note includes reconciliations of equity and of income for the period ended December 31, 2010 previously reported under Canadian GAAP to those amounts reported under IFRS.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 11, 2012, the date the statements were issued.

F-11 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The Company’s transition date to IFRS is January 1, 2010. The rules for first-time adoption of IFRS are set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”. In preparing the Company’s first IFRS financial statements these transition rules have been applied to the amounts previously reported under Canadian GAAP. In general IFRS 1 requires accounting policies to be applied retrospectively, however it allows certain exemptions in order to assist companies with the transition process. The Company has applied the following optional exemptions:

-	IFRS 3 “Business combinations” has not been applied to business combinations that occurred before the date of transition.

-

The Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition, transferring any balances to the opening accumulated deficit at that date. Any gains or losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

-	IFRS 2 “Share-based payment” has only been applied to share-based payments which had not vested at January 1, 2010.

-

Full retrospective application of IFRIC 1, “Changes in existing decommissioning, restoration and similar liabilities” has not been applied to the Company’s close down and restoration provision that existed prior to the transition to IFRS.

-	The Company has elected to deem the fair value of the Pirquitas mine at the date of transition to IFRS to be its cost as of that date.

IFRS 1 also requires that estimates made under IFRS must be consistent with estimates made for the same date under Canadian GAAP except where adjustments are required to reflect any differences in accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving judgement or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2 (u).

b)    Accounting convention

These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2 (r).

c)    Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, its associate (note 8), and its controlled subsidiaries (note 24(c)).

F-12 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsidiaries

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All inter-company transactions and balances have been eliminated on consolidation.

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non- controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

Associates

An associate is an entity over whose operating and financial policies the Company exercises significant influence. Significant influence is presumed to exist where the Company has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Company holds less than 20 per cent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. The Company’s share of the net assets, post tax results and reserves of the associate are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Company, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Company’s share of the associate’s results. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.

d)    Foreign currency translation

   (i)    Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The consolidated financial statements are presented in United States dollars.

   (ii)   Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

F-13 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

   (iii)  Subsidiaries

The results and financial position of subsidiaries and of the associate that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	Assets and liabilities are translated at the period-end exchange rate;
-	Income and expenses for each statement of income are translated at average exchange rates for the period; and
-	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

e)    Revenue recognition

The Company’s primary source of revenue is from the sale of metal-bearing concentrate. Revenue from the sale of concentrate is recognized in the financial statements when the following criteria have been met:

-	the significant risks and rewards of ownership have passed to the customer;
-	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;
-	the amount of revenue can be measured reliably;
-	it is probable that economic benefits associated with the sale will flow to the Company; and
-	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from the sale of concentrate is recorded in the statement of income net of charges for shipping, refining and smelting. Revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Concentrate sales typically are provisionally valued upon shipment, with the final value of the concentrate sale determined after receipt of final weights and assays and after the contractually-agreed metal pricing period, which typically occurs two to six months after shipment. Once the recognition criteria are met, fair value is estimated and revenues are recorded, based on metal spot prices at that date, provisionally-estimated amounts of metals contained, and processing charges. As a result of this process, the value of concentrate receivables changes during the period between initial recognition and final pricing. This component of the contract is an embedded derivative, which is recognized at fair value based on the forward sales price at the end of the reporting period with changes in value recorded in revenue. Such adjustments to revenue for metal prices are recorded at each reporting date, until the final sales price has been determined.

F-14 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)    Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of three months or less. Short-term investments consist of treasury bills issued by the governments of Canada and the United States of America.

g)    Inventory

Stockpiled ore, work in process and finished goods inventory are valued at the lower of cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventory as incurred. NRV is calculated using the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.

Any write-downs of inventory to NRV are recorded as cost of sales in the statement of income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Low-grade resources which are not scheduled for processing within the next twelve months are classified as long-term inventory. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys.

Work in process inventory includes the fine ore stockpile and in-circuit inventories in the milling process. Finished goods inventory includes metal concentrates at our operations and in transit.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs.

h)    Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified mineral resource. Exploration and evaluation activity includes:

-	acquiring the rights to explore;
-	researching and analyzing historical exploration data;
-	gathering exploration data through topographical, geochemical and geophysical studies;
-	exploratory drilling, trenching and sampling;
-	determining and examining the volume and grade of the resource;
-	surveying transportation and infrastructure requirements; and
-	compiling pre-feasibility and feasibility studies.

F-15 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

General exploration costs are expensed in the period incurred.

Exploration and evaluation expenditures on identifiable non-operating properties are capitalized. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development expenditure’, a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

All exploration costs at operating properties are expensed as incurred until a proven economically recoverable reserve is identified.

Once a mining project has been established as commercially viable, expenditures other than those on land, buildings, plant and equipment are capitalized as ‘mineral properties’ together with any amount transferred from ‘exploration and development expenditure’.

i)    Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, the major overhaul of existing equipment, and sustaining capital are capitalized as property, plant and equipment on the statement of financial position and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

j)    Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date of commissioning. The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	3 - 10 years
Mine plant equipment	11 years
Leasehold improvements	Lease term

F-16 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Land is not depreciated.

‘Mineral properties’ are depreciated using the units-of-production method. In applying the units-of-production method depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on proven and probable mineral reserves.

The Company conducts an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

k)    Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine. Stripping costs incurred during the development of a mine are capitalized and recorded within mineral properties and subsequently amortized over the life of the mine on a units-of-production basis.

Stripping costs incurred during the production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit of the mineral property by providing access to additional sources of ore are capitalized and amortized over the relevant mineral reserves.

l)    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

m)    Impairment of long-lived assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of income.

F-17 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

n)    Share capital

Common shares issued by the Company are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.

o)    Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are initially measured at fair value at the date of grant and recorded within shareholders’ equity. Cash-settled arrangements such as the Non-employee Directors’ Deferred Share Unit plan (“DSU Plan”), the Restricted Share Unit Plan (“RSU Plan”) and the Performance Share Unit Plan (“PSU Plan”) are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or other payables depending on whether they are share-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimates the expected forfeiture rate at the date of grant. The fair value of DSU’s and RSU’s is based on the quoted market price of the Company’s common shares, and the PSU’s are valued using a Monte Carlo simulation. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

Where share-based payments are granted in exchange for services directly related to specific exploration, development or producing properties, the expense is capitalized against that asset.

p)    Taxation

The tax expense for the period is comprised of current and deferred tax. Taxation is recognized in the statement of income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.

F-18 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(i)    Current income tax

Current tax for each taxable entity in the Company is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the statement of financial position.

(ii)   Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii)  Royalties and other tax arrangements

Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included within the cost of sales.

q)    Earnings per share

Basic earnings per share for the year is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.

A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.

F-19 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.

r)    Financial instruments

(i)    Financial assets and liabilities

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.

The Company has not classified any financial instruments as held to maturity. The accounting policy for each of the other categories is as follows:

Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the statement of income in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, the Company does not acquire financial assets for the purpose of selling in the short term.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories.

Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available for sale assets are recognized in the statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.

Other financial liabilities Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the statement of income over the period to maturity using the effective interest method.

Derivative financial instruments The Company’s policy with regard to ‘Financial Risk Management’ is set out in note 23. When the Company enters into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.

F-20 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognized in revenue as described in note 2 (e). Embedded derivatives in the convertible debenture receivable and the convertible notes are described in notes 5 and 14 respectively.

(ii)   Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

(iii)  Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(iv)   Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs respectively.

s)    Provisions for close down and restoration and for environmental clean-up costs

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.

The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within property, plant and equipment. These costs are then depreciated over the lives of the asset to which they relate, typically using the units-of-production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of income as a financing cost.

Provision is made for the estimated present value of the costs of environmental clean-up obligations outstanding at the statement of financial position date. These costs are charged to the statement of income as an operating cost.

F-21 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

t)    Leases

Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

u)    Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or notes to the financial statements, and the key areas are summarized below.

Areas of judgement that have the most significant effect on the amounts recognized in these consolidated financial statements are:

-	Review of asset carrying values and impairment assessment;

-	Mineral reserve and mineral resource estimates;

-	Determination of useful lives of property, plant and equipment;

-	Valuation of inventory;

-	Close down and restoration provision;

-	Deferred tax assets and liabilities; and

-	Functional currency.

Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

-	Review of asset carrying values and impairment assessment;

-	Mineral reserve and mineral resource estimates;

-	Valuation of inventory;

-	Close down and restoration provision;

-	Determination of the fair values of share-based compensation and of financial instruments; and

-	Deferred tax assets and liabilities.

Each of these judgements and estimates is considered in more detail below.

F-22 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy (note 2 (m)), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

Mineral reserve and mineral resource estimates The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration costs.

Determination of useful lives of property, plant and equipment The Company uses the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable mineral reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation. Other assets are depreciated using the straight-line method, which includes significant management judgement to determine useful lives.

Valuation of inventory Stockpiled ore, work in process and finished goods are valued at the lower of cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of estimated future sales price, production and selling costs requires significant assumptions that may significantly impact the stated value of the Company’s inventory.

F-23 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Close down and restoration provision Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwinding of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in mineral reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the statement of income. In order to compute this fair value the Company uses option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involved various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation methods described in note 2(d).

F-24 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

v)    Future accounting changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011, the IASB issued the following statements:

i.	IFRS 10, Consolidated Financial Statements (“IFRS 10”) (see further details below)

ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)

iii.	IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) (see further details below)

iv.	IAS 27, Separate Financial Statements (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.	IAS 28, Investments in Associates (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

F-25 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial Statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The adoption of this standard will impact the presentation of the statement of other comprehensive income from the date of adoption; the Company has not determined whether it will adopt the standard early.

F-26 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Cash and bank balances	94,711	61,663	21,659
Short-term investments	234,344	170,648	5,000
	329,055	232,311	26,659

4.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Trade receivables	-	15,409	3,335
Tax receivables	7,040	10,989	1,018
Prepayments and deposits	6,656	5,779	2,013
Other receivables	5,705	3,739	1,885
	19,401	35,916	8,251

The Company expects full recovery of the amounts outstanding and therefore no allowance has been recorded against these receivables. No receivables are past due and all are expected to be settled within twelve months.

Credit risk has been further discussed in note 23(b). The Company did not hold any collateral for any receivable amounts outstanding at December 31, 2011, December 31, 2010, or January 1, 2010.

F-27 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	OTHER ASSETS

	December 31, 2011		December 31, 2010		January 1, 2010
	Non-current	Current	Non-current	Current	Non-current	Current
	$	$	$	$	$	$
Financial assets:
Restricted cash (a)	1,768	-	2,071	-	1,934	-
Marketable securities (b)	-	33,539	-	33,465	-	17,863
Convertible debenture receivable (c)	-	-	7,180	186	6,081	1,859
	1,768	33,539	9,251	33,651	8,015	19,722
Other assets:
Long-term inventory (note 6)	6,454	-	-	-	-	-
	8,222	33,539	9,251	33,651	8,015	19,722

(a)

The Company has security deposits with various government agencies in relation to its close down and restoration provisions. $25,000 (December 31, 2010 - $328,000; January 1, 2010 - $191,000) is in the form of cash deposits and $1,743,000 (December 31, 2010 - $1,743,000; January 1, 2010 - $1,743,000) is security for a reclamation bond.

(b)	Marketable securities’ cost at December 31, 2011 was $29,793,000 (December 31, 2010 - $8,604,000; January 1, 2010 - $7,732,000).

(c)

The Company received a $10,060,000 (C$10,000,000) convertible debenture with a coupon rate of 3% per annum from Aurcana Corporation (“Aurcana”) as part of the consideration received for the sale of the Shafter Silver property in 2008. The convertible debenture was repayable on July 15, 2011, and the Company had the option to convert any portion of the principal amount into Aurcana common shares at a deemed conversion price of C$1.52 per share (up to 6,600,000 shares) until that date. In 2009, the coupon rate on the debenture was revised from 3% per year to 1.5% in the first year and 4% per year thereafter, which resulted in an impairment of $2,002,000 for the year ended December 31, 2009.

On March 25, 2011, the terms of the convertible debenture receivable were renegotiated so that Aurcana was required to pay C$7,000,000 on July 15, 2011 and the remaining C$3,000,000 in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. This resulted in a recovery of the previous impairment of $2,400,000, recorded within other income (note 19). The Company retained the option to convert any portion of the remaining principal amount into Aurcana common shares at the deemed conversion price of C$1.52 per share (up to 1,980,000 shares) until July 15, 2012.

The Company settled the debenture receivable in full on December 22, 2011.

Prior to being settled the Company presented the note receivable separately from the conversion feature. The Company estimated the carrying value of the note receivable component using a discounted cash flow model, and estimated the fair value of the conversion feature using the Black-Scholes model. The value of the conversion feature was remeasured at each reporting date until settlement, with changes in the fair value recorded in other income (other expenses) (note 19).

F-28 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	OTHER ASSETS (Cont’d)

Movement in the convertible debenture receivable was as follows:

	December 31,	December 31,
	2011	2010
	$	$
Balance, beginning of year	7,366	6,258
Interest accrued	1,158	1,253
Interest received	(658)	(412)
Principal received	(10,060)	-
Fair value of conversion feature adjustment	(386)	(102)
Impairment reversal	2,400	-
Foreign exchange impact	180	369
Balance, end of year	-	7,366

The components of the convertible debenture receivable were as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Accrued interest	-	186	177
Fair value of conversion feature	-	386	475
Debt portion	-	6,794	5,606
Total	-	7,366	6,258

For the year ended December 31, 2010 and as at January 1, 2010, the fair value of the conversion feature was determined using the Black-Scholes valuation model under the following assumptions:

	December 31,	January 1,
	2010	2010

Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.68	1.43
Expected life (years)	0.5	1.5
Expected volatility (%)	89.7	119.8

F-29 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	INVENTORY

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Current:
Finished goods	44,524	6,919	6,141
Stockpiled ore	36,414	26,327	9,310
Materials and supplies	13,743	6,930	5,114
	94,681	40,176	20,565
Non-current:
Stockpiled ore	6,454	-	-
	101,135	40,176	20,565

The Company holds low grade stockpiled ore that will be processed at the end of the life of the mine. The NRV is computed using long term metal prices and in 2011 this resulted in the write down in value noted below. Inventory held at NRV at December 31, 2011 was $6,454,000 (December 31, 2010 - nil; January 1, 2010 - $9,115,000).

For the year ended December 31, 2011, a NRV write-down of inventory of $1,625,000 (2010 - $6,700,000) was included in the statement of income as a cost of sale.

F-30 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	December 31, 2011
	Plant and	Mineral	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure
				(note 7(a))

Cost
Balance, January 1, 2011	263,305	76,209	8,695	190,909	539,118
Additions	3,611	33,827	27,751	33,494	98,683
Disposals	(4,569)	(256)	-	(19,623)	(24,448)
Costs written off	-	-	-	(4,624)	(4,624)
Transfers	18,333	-	(18,333)	-	-
Balance, end of period	280,680	109,780	18,113	200,156	608,729

Accumulated depreciation
Balance, January 1, 2011	(35,450)	(4,036)	-	-	(39,486)
Charge for the year	(25,869)	(3,513)	-	-	(29,382)
Disposals	4,250	-	-	-	4,250
Balance, end of period	(57,069)	(7,549)	-	-	(64,618)

Net book value at December 31, 2011	223,611	102,231	18,113	200,156	544,111

	December 31, 2010
	Plant and	Mineral	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure
				(note 7(a))

Cost
Balance, January 1, 2010	250,085	76,841	8,015	179,445	514,386
Additions	7,644	5,017	15,806	55,942	84,409
Disposals	(8,455)	(5,649)	(1,095)	(44,478)	(59,677)
Transfers	14,031	-	(14,031)	-	-
Balance, end of period	263,305	76,209	8,695	190,909	539,118

Accumulated depreciation
Balance, January 1, 2010	(16,944)	(618)	-	-	(17,562)
Charge for the year	(19,370)	(3,418)	-	-	(22,788)
Disposals	864	-	-	-	864
Balance, end of period	(35,450)	(4,036)	-	-	(39,486)

Net book value at December 31, 2010	227,855	72,173	8,695	190,909	499,632

No items of property, plant and equipment have been pledged as security for liabilities.

During the year ended December 31, 2011, the Company identified certain indicators that the mineral property asset constituting the Pirquitas mine, the CGU, may have been impaired. The indicators included a reduction in the mineral reserves and resources and an increase in the close down and restoration provision (note 13) which resulted in an increase to mineral properties. The Company therefore assessed the recoverable amount of this CGU and concluded that it exceeded the carrying value, so no impairment was recorded. The recoverable amount was estimated using a discounted cash flow approach based upon the most recent life-of-mine plan, and an estimated silver price based on market consensus, and a discount rate of 9%.

F-31 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

(a)	Exploration and development expenditures on mineral properties were as follows:

			December 31, 2011	December 31, 2010
	Acquisition	Exploration	Total	Total
	costs	costs
	$	$	$	$
Exploration projects
Bowdens, Australia (i)	-	-	-	19,685
Challacollo, Chile	2,990	5,668	8,658	9,206
San Agustin, Mexico	101	2,150	2,251	1,654
Veta Colorada, Mexico	3,851	1,025	4,876	4,845
Nazas, Mexico (ii)	565	511	1,076	1,423
Berenguela, Peru	10,645	6,167	16,812	16,480
Candelaria, United States	2,434	3,874	6,308	6,022
Maverick Springs, United States	565	2,125	2,690	2,628
Other exploration projects (iv)	2,907	3,405	6,312	5,743

Development projects
Diablillos, Argentina	4,530	16,836	21,366	18,765
Pitarrilla, Mexico	17,806	78,194	96,000	77,796
San Luis, Peru (iii)	668	33,139	33,807	26,662
	47,062	153,094	200,156	190,909

(i)

On September 23, 2011, the Company completed the sale of its 100% interest in the Bowdens project located in Australia to Kingsgate Consolidated Limited (“Kingsgate”). Under the terms of the agreement, the Company received total consideration of $70,655,000. The consideration comprised cash payments of $45,090,000 (of which $40,045,000 was received during the year and $5,045,000 is due to be paid on June 30, 2012), and 3,440,367 common shares of Kingsgate with a fair value of $25,565,000. The total gain recorded on the sale of this mineral property was $51,359,000 before tax expense of $16,058,000.

(ii)

During the year ended December 31, 2011, the Company elected not to continue its option on the Navidad claims group, which constitute one area of the Nazas property. As a result the Company wrote off accumulated costs of $4,514,000, reflected in other expenses (note 19).

(iii)

On July 28, 2011, the Company completed the 100% acquisition of the San Luis property in Peru (70% interest held at December 31, 2010) from Esperanza Resources Corp. (“Esperanza”). The Company paid consideration of $17,865,000 in cash and transferred to Esperanza the 6,459,000 shares of Esperanza that it owned. In addition, under the terms of the agreement the Company will provide a 1% net smelter return royalty (“NSR”) on future production. The total fair value of the consideration paid to acquire the 30% interest held by Esperanza was $28,694,000, which includes transaction costs of $306,000. The carrying amount of the non-controlling interest in the San Luis project on the date of acquisition was $496,000. This transaction did not result in a change of control and therefore the Company recognized a decrease in non-controlling interest of $496,000 and a decrease in other reserves of $28,198,000 (note 16).

F-32 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

(iv)

In February 2010 the Company completed the sale of its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after-tax gain of $13,073,000.

8.	INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

	December 31, 2011	December 31, 2010
	$	$
Common shares of Pretium Resources Inc.	136,342	187,202
Convertible note from Pretium Resources Inc.	-	39,069
	136,342	226,271

Investment in associate reflects activity for the years as follows:

	December 31, 2011	December 31, 2010
	$	$
Carrying amount, beginning of year	226,271	-
Acquisition	-	226,348
Partial disposition	(82,138)	-
Dilution	1,803	-
Share of net loss	(6,078)	(77)
Share of other comprehensive loss	(3,516)	-
Carrying amount, end of year	136,342	226,271

On December 21, 2010, the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. (“Pretium”). Total consideration was $442,260,000, which comprised 32,537,833 Pretium common shares at their fair value of $191,869,000, cash of $211,322,000 (before underwriters’ fees of $12,427,000), and a non-interest-bearing convertible promissory note in the principal amount of $39,069,000. The Company recognized a gain on sale of mineral properties from this transaction of $388,761,000 net of selling costs of $5,922,000 (after-tax gain $360,612,000). The Company’s ownership interest in Pretium as a result of this transaction was 41.27% .

F-33 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	INVESTMENT IN ASSOCIATE (Cont’d)

At December 31, 2010, the convertible note was included in the carrying value of the investment in Pretium as this most accurately reflected the substance of the arrangement. The note was partially repaid on January 6, 2011, whereby the Company received gross proceeds of $18,083,000. On January 31, 2011, the balance of the note in the amount of $20,986,000 was converted into 3,625,500 common shares of Pretium at their fair value of $22,946,000, resulting in a $1,092,000 gain on settlement. The Company recognized transaction costs of $1,631,000 in the statement of income for the year ended December 31, 2011. The transaction costs and the gain on settlement of the note are recognized within the gain on sale of mineral property in the statement of income, as they are interrelated with the original sale transaction for the Snowfield and Brucejack properties.

On April 8, 2011, the Company sold 11,500,000 of its Pretium common shares by completing a secondary offering of 11,500,000 units at C$10.00 per unit. Each unit consisted of one Pretium common share and half of a warrant to acquire an additional Pretium common share for C$12.50 within twelve months. The Company received cash proceeds from this offering of $120,117,000 before transaction costs of $7,734,000. As a result of this transaction, the Company recognized a gain on partial disposal of its associate of $38,776,000 (an after-tax gain of $34,687,000). The warrants issued in the unit offering were recognized as a liability and are recorded at fair value (note 12). Following the closing of the offering, the Company’s ownership interest in Pretium was 28.86%.

On July 15, 2011, Pretium completed a private placement of 1,390,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest (to 28.39%) and a dilution gain of $1,803,000, which was recognized in other income (note 19).

The fair value of Pretium's common shares at December 31, 2011, excluding potential selling costs, according to published price quotations was $303,359,000 (December 31, 2010 - $209,040,000).

Summarized financial information for Pretium is as follows:

	December 31, 2011	December 31, 2010
	$	$
Assets	506,167	499,158
Liabilities	(7,350)	(40,876)
Revenues	-	-
Net loss	(17,573)	(14,127)

Subsequent to the reporting date, on February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest to 27.99% and a dilution gain of $4,260,000.

F-34 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX

Significant components of income tax expense recognized in the statements of income are as follows:

	December 31,	December 31,
	2011	2010
	$	$
Current tax:
Current tax on taxable income of the current year	36,347	2,599
Deferred tax:
Origination and reversal of temporary differences	(4,950)	29,594
Total tax expense	31,397	32,193

The tax expense on the Company’s income before tax is reconciled to the amount that would arise using the Canadian tax rate applicable to income of the consolidated entities as follows:

	December 31,	December 31,
	2011	2010

Statutory tax rate	26.50%	28.50%

	$	$

Income for the year before taxes	111,525	370,648

Provision for income taxes based on statutory rates	29,554	105,634
Differences in foreign and future tax rates	5,844	(2,893)
Foreign exchange	4,349	489
Partial sale of associate and sale of mineral properties taxed at
capital gains rates	(4,522)	(60,324)
Tax benefits (not recognized) and other	(3,828)	(10,713)
	31,397	32,193

The applicable tax rate in Canada for the year ended December 31, 2011 was 26.5%, which reflects the legislated provincial tax rate decrease from the prior year of 28.5% .

F-35 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont’d)

The company recognizes certain deferred tax assets and liabilities relating to temporary differences as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Deferred tax assets
Property, plant and equipment	10,853	-	-
Foreign exchange losses	3,554	-	-
Inventory	2,290	-	-
Other	4,894	-	-
Total deferred tax assets	21,591	-	-

Deferred tax liabilities
Mineral properties	(28,111)	(7,037)	(1,949)
Marketable securities and investments	(13,220)	(19,728)	-
Total deferred tax liabilities	(41,331)	(26,765)	(1,949)

Net deferred tax liabilities	(19,740)	(26,765)	(1,949)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31,	December 31,
	2011	2010
	$	$
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	15,047	-
Deferred tax assets to be recovered within 12 months	6,544	-
Total deferred tax assets	21,591	-

Deferred tax liabilities
Deferred tax liabilities to be discharged after more than 12 months	(36,547)	(19,566)
Deferred tax liabilities to be discharged within 12 months	(4,784)	(7,199)
Total deferred tax liabilities	(41,331)	(26,765)

Net deferred tax liabilities	(19,740)	(26,765)

F-36 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont’d)

The movement in the net deferred income tax liability account was as follows:

	December 31,	December 31,
	2011	2010
	$	$

Balance, beginning of year	(26,765)	(1,949)
Recovered from (charged to) the statement of income	4,950	(29,594)
(Tax charge)/credit related to components of other comprehensive income	1,982	(1,833)
Recovery to share capital	-	5,109
Exchange differences	93	1,502
Balance, end of year	(19,740)	(26,765)

The following items were charged (credited) to the statement of income during the year:

	December 31,	December 31,
	2011	2010
	$	$

Property plant and equipment	(10,853)	199
Capital and non capital losses	95	1,280
Foreign resource pools	(283)	-
Share issuance costs	1,275	-
Marketable securities and investments	(12,571)	31,753
Other	(3,688)	(8,526)
Mineral properties	21,075	4,888
	(4,950)	29,594

The Company also has the following balances in respect of which no deferred tax asset was recognized:

	December 31,	December 31,
	2011	2010
	$	$

Property plant and equipment	3,155	21,898
Capital and non capital losses	60	373
Foreign resource pools	316	618
Other	1,875	3,572
	5,406	26,461

The company has an unrecognised deferred tax asset in respect of potential foreign tax credits that may be used to offset taxes paid in Argentina. These have not been recognised due to measurement uncertainty over the extent and timing of any potential benefit. If recognized this will create a recovery of income tax expense in that period.

F-37 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont’d)

At December 31, 2011, the Company had the following estimated tax operating losses available to reduce future taxable income. The losses expire at various dates and amounts between 2012 and 2031, with the exception of tax losses incurred in Chile which are available indefinitely:

$

Argentina	7,153
Chile	355
Mexico	59,692
Peru	48
U.S.A.	2,006

10.	VALUE ADDED TAX RECEIVABLE

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Current	1,482	901	19
Non-current	89,160	70,782	54,094
	90,642	71,683	54,113

In countries where value added tax (“VAT”) has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs. Current VAT is presented within current tax receivables (note 4).

VAT paid in Argentina in relation to the Pirquitas mine is recoverable under Argentine law once the mine reaches the production stage. Production commenced at the mine on December 1, 2009, and as a result the Company has applied to the Argentine government to recover the applicable VAT. The Company believes that the balance is fully recoverable and has not provided an allowance.

F-38 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Trade payables	12,648	9,683	28,124
Accrued liabilities	32,174	22,449	20,141
Current portion of close down and restoration provision (note 13)	1,125	955	341
Accrued interest on convertible notes (note 14)	2,076	2,076	2,076
	48,023	35,163	50,682

All trade and other payables are expected to be settled within twelve months.

12.	WARRANT LIABILITY

As part of its offering of Pretium shares on April 8, 2011 (note 8), the Company issued 5,750,000 Pretium common share purchase warrants (the “Pretium warrants”). Each Pretium warrant is exercisable at a price of C$12.50 until April 7, 2012. Upon issuance of the Pretium warrants the Company recognized a liability of $7,500,000 in the statement of financial position and recognized transaction costs of $433,000 in the statement of income. The liability is recorded at FVTPL. The trading price of the Pretium warrants at December 31, 2011 was C$1.25. This price was unchanged from the trading price at inception, and therefore, there was no remeasurement effect on the Consolidated Statement of Income for the year ended December 31, 2011 other than foreign exchange.

13.	CLOSE DOWN AND RESTORATION PROVISION

	December 31,	December 31,
	2011	2010
	$	$
Balance, beginning of year	13,626	10,643

Liabilities settled during the year	(251)	(223)
Accretion expense	1,596	1,798
Foreign exchange gain	(1,020)	(55)
Revisions and new estimated cash flows	33,827	1,463

Balance, end of year	47,778	13,626

Less: current portion of close down and restoration provision in	(1,125)	(955)
Long-term close down and restoration provision	46,653	12,671

F-39 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	CLOSE DOWN AND RESTORATION PROVISION (Cont’d)

The Company’s close down and restoration provision relates to the restoration and closure of the Company’s mining operations and projects under development (note 7). The provision is initially recorded at net present value, and subsequently re-measured at each reporting period. During the fourth quarter of the year ended December 31, 2011, the Company recorded a change in its estimate for close down and restoration from the preliminary findings of a mine closure plan for its Pirquitas mine in Argentina, that is scheduled for completion in 2012. This is a prospective change in estimate and had no impact on the Consolidated Statement of Income for the year ended December 31, 2011. There is considerable measurement uncertainty with a provision of this nature (note 2(u)) from the timing of cash flows, inflationary environment and impact of exchange rates.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

-	Total undiscounted value of estimated future cash outflows: $100,297,000 (2010 - $26,642,000);
-	Discount interest rate: 9.75% (2010 - 11%); and
-	Settlement of obligations expected to occur over the next 12 years.

14.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a)	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes;
b)	the trading price of the Notes, per $1,000 principal amount, falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate;
c)	the Notes are called for redemption;
d)	upon the occurrence of specified corporate transactions; or
e)	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at the Company’s election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to the Company, holders of the Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company’s election in either cash or shares or a combination of the two. Any portion of the Notes not settled in cash will be convertible into the Company’s common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date. Subject to specified conditions, the Company shall pay the purchase price in cash. On and after March 5, 2013, the Company may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, the redemption date.

F-40 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CONVERTIBLE NOTES (Cont’d)

The Notes contain an embedded derivative due to the fact that if the holder elects to exercise their conversion option, the Company has the option to settle in either cash or common shares. At initial recognition the value of the Notes was allocated as follows:

	Fair	Transaction	Net
	Value	Costs	Value
	$	$	$
Fair value of debt	99,144	(3,773)	95,371
Fair value of derivative liability	38,856	(1,473)	37,383
	138,000	(5,246)	132,754

The debt portion has been designated as an ‘other financial liability’ so that it is recorded at amortized cost, net of transaction costs, and is accreted over an expected life of 5 years until March 2013 using the effective interest method.

The movement in the debt portion of the Notes during the years comprised the following:

	December 31,	December 31,
	2011	2010
	$	$
Balance, beginning of year	118,201	109,971
Accretion of discount	9,188	8,230
Interest accrued	6,210	6,210
Interest paid	(6,210)	(6,210)
Balance, end of year	127,389	118,201
Accrued interest	(2,076)	(2,076)
Non-current portion of convertible notes	125,313	116,125

The derivative liability is recognized as FVTPL, all transaction costs were expensed upon recognition and the instrument is re-measured at each reporting period using a binomial tree approach. For the year ended December 31, 2011, the Company recorded an unrealized gain on the derivative liability of $20,182,000 (2010 - unrealized loss of $1,109,000) (note 19). The following key assumptions were used to obtain the valuation:

	December 31,	December 31,	January 1,	February 27,
	2011	2010	2010	2008
Expected dividend yield (%)	-	-	-	-
Average risk-free interest rate (%)	2.57	4.13	4.58	4.62
Expected life (years)	16.3	17.3	18.3	20.0
Expected volatility (%)	65.0	57.5	60.0	60.0
Implied yield on straight debt (%)	7.07	11.39	12.60	11.85

F-41 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized capital

The Company has unlimited authorized common shares with no par value.

b) Public share offering

In February 2010, the Company closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $4,821,000, net proceeds were $109,568,000. The Company also recognized an income tax recovery of $5,109,000 relating to share issuance costs.

c) Stock options

The Company has an incentive plan, approved by the Company’s shareholders at its annual general meeting held on May 14, 2008 and subsequently amended on May 11, 2011, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and expire after 7 years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued during the year ended December 31, 2011 and the year ended December 31, 2010 was as follows:

		December 31		December 31
		2011		2010
	Number	Weighted	Number	Weighted
	of stock	average	of stock	average
	options	exercise	options	exercise
		price		price
		(C$/option)		(C$/option)

Outstanding, beginning of period	4,703,870	27.18	5,271,118	26.40
Granted	518,500	24.79	605,000	17.82
Exercised	(1,028,391)	(18.97)	(971,578)	(17.00)
Expired	(787,500)	(34.48)	-	-
Forfeited	(1,528,107)	(32.21)	(200,670)	(27.72)

Outstanding, end of period	1,878,372	23.86	4,703,870	27.18

During the year ended December 31, 2011, the Company granted 518,500 (December 31, 2010 – 605,000) options to officers, employees, directors and other eligible persons at exercise prices ranging from C$15.64 to C$28.78 (December 31, 2010 – C$17.38 to C$26.55) and expiry dates ranging from January 27, 2018 to November 17, 2018.

F-42 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

As of December 31, 2011, incentive stock options constitute 2.3% (December 31, 2010 – 5.9%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2011 and December 31, 2010 were $107,000 and $20,242,000, respectively.

The weighted average fair value of stock options granted during the year ended December 31, 2011 and year ended December 31, 2010 were estimated to be C$11.28 and C$9.00 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	Year ended	Year ended
	December 31	December 31
	2011	2010

Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	2.20	2.90
Expected life (years)	4.8	6.5
Expected volatility (%)	55.0	53.0

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

The weighted average share price, at the date of grant, of stock options granted in the period was C$24.02 (2010 - C$17.36) .

The weighted average share price at the date of the exercise of stock options was C$26.60 (2010 - C$24.74) .

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

	Stock options outstanding		Stock options exercisable
		Weighted		Weighted
		average		average
	Stock options	remaining	Stock options	exercise
	outstanding	contractual life	exercisable	price
Exercise prices (C$)		(years)		(C$/option)

11.50 – 17.38	711,136	8.6	271,135	15.19
21.07 – 24.61	461,736	7.4	230,493	23.99
26.23 – 29.02	432,500	4.7	153,333	28.97
34.71 – 40.62	273,000	0.8	273,000	35.97
	1,878,372	6.3	927,961	25.76

F-43 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

d) Deferred Share Units (“DSUs”)

Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company’s common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of the Company’s common shares at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.

		December 31,		December 31,
		2011		2010
	Number	Fair	Number	Fair
	of DSUs	value	of DSUs	value
		$		$
Outstanding, beginning of year	90,361	2,527	59,704	1,312
Granted	21,151	555	39,398	772
Redeemed	(13,223)	(342)	(8,741)	(159)
Fair value remeasurement	-	(1,377)	-	602
Outstanding, end of year	98,289	1,363	90,361	2,527

The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses.

e) Restricted Share Units (“RSUs”)

During the year ended December 31, 2011, the Company implemented the RSU Plan. RSUs are granted to employees based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period, and are cash-settled immediately upon vesting.

RSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to a mineral property.

		December 31,
		2011
	Number	Fair
	of RSUs	value
		$/unit
Outstanding, beginning of year	-	-
Granted	93,300	26.61
Settled	-	-
Forfeited	(16,500)	-
Fair value remeasurement	-	(12.35)
Outstanding, end of year	76,800	14.26

At December 31, 2011, an accrued liability of $382,000 (December 31, 2010 - nil; January 1, 2010 - nil) was recorded with a corresponding share-based payment expense.

F-44 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

f) Performance Share Units (“PSU”)

During the year ended December 31, 2010 the Company implemented the PSU Plan for grants commencing in 2011. PSUs are granted to senior executives, and vest after a performance period of three years. During 2011, in addition to a normal annual grant there was also a one-off grant of transitional PSUs, which vest after a two-year performance period. The vesting of these awards is based on the Company’s total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted.

PSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period using a Monte Carlo simulation. The associated compensation cost is recorded in general and administrative expenses.

		December 31,
		2011
	Number	Fair
	of PSUs	value
		$/unit
Outstanding, beginning of year	-	-
Granted	141,800	31.70
Settled	-	-
Forfeited	(32,100)	-
Fair value remeasurement	-	(24.01)
Outstanding, end of year	109,700	7.69

At December 31, 2011, an accrued liability of $311,000 (December 31, 2010 - nil; January 1, 2010 - nil) was recorded with a corresponding share-based payment expense.

g) Share-based compensation

Share-based compensation consists of the fair values of both equity-settled and cash-settled awards as follows:

	2011	2010
	$	$
Equity-settled	4,676	8,153
Cash-settled	(589)	1,162
Total	4,087	9,315

Share-based compensation for the years ended December 31, 2011 and 2010 has been recognized in the financial statements as follows:

	2011	2010
	$	$
General and administrative expense	4,052	8,984
Property, plant and equipment	35	331
Total share-based compensation	4,087	9,315

F-45 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	OTHER RESERVES

	December 31,	December 31,
	2011	2010
	$	$
Foreign currency translation reserve

At January 1	1,832	-
Parent company and subsidiary companies' currency translation adjustments	(4,781)	1,832
Currency translation adjustments recycled to net income on disposals	(898)	-

At December 31	(3,847)	1,832

Available for sale revaluation reserves

At January 1	19,301	6,039
Unrealized gains (losses) on available for sale securities	(15,778)	17,142
Foreign exchange gains	699	1,117
Deferred income tax recovery (expense)	1,259	(2,352)
Realized gains on available for sale securities recycled to net income (loss), net of tax	(4,731)	(2,645)

At December 31	750	19,301

Transactions with non-controlling interests

At January 1	-	-
Acquisition of non-controlling interest in subsidiary	(28,198)	-

At December 31	(28,198)	-

Share-based compensation reserve

At January 1	42,124	40,927
Stock options exercised	(8,990)	(6,956)
Share-based compensation	4,676	8,153
At December 31	37,810	42,124

Total other reserves	6,515	63,257

F-46 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OPERATING COSTS BY NATURE

a)	Cost of sales

	December 31,	December 31,
	2011	2010
	$	$
Cost of inventory	66,694	67,231
Depletion, depreciation and amortization	16,546	22,151
Export duties (1)	12,686	8,740
	95,926	98,122

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007, the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial Argentina court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter was decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

Up to December 31, 2011, the Pirquitas mine had paid $6,649,000 in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the accrual totalled $13,101,000, and $10,538,000 has been included in cost of sales for the year. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

b)	General and administrative

	2011	2010
	$	$
Salaries and benefits	9,804	11,251
Share-based compensation	4,052	8,984
Consulting and professional fees	1,790	2,383
Travelling expense	1,673	968
Shareholder and investor relations	1,055	651
Insurance expense	846	784
Directors fees and expenses	688	424
Rent expense	685	621
Computer expenses	456	310
Listing and filing fees	374	204
Recruiting expense	323	364
Depreciation and amortization	286	285
Reclamation expense	251	166
Other expenses	1,368	1,501
	23,651	28,896

F-47 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	FINANCE INCOME AND EXPENSES

a) Interest earned and other finance income

	2011	2010
	$	$
Interest earned	1,600	535
Accretion earned on convertible debenture receivable	691	865
Total interest earned and other finance income	2,291	1,400

b) Interest expense and other finance costs

	2011	2010
	$	$
Interest expense on convertible notes	(6,210)	(6,210)
Accretion expense on convertible notes	(9,188)	(8,230)
Accretion of close down and restoration provision	(1,596)	(1,798)
Other interest expense	(398)	(125)
Total interest expense and other finance costs	(17,392)	(16,363)

F-48 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	OTHER INCOME (OTHER EXPENSES)

	2011	2010
	$	$
Reversal of impairment of convertible debenture	2,400	-
Unrealized gain (loss) on financial instruments at FVTPL(1)	20,182	(1,109)
Gain on sale of marketable securities	5,453	3,114
Write-off of mineral property costs	(4,624)	(238)
Gain on dilution of associate	1,803	-
Share of loss of associate	(6,078)	(77)
Miscellaneous income (expense)	(1,056)	16
	18,080	1,706

(1) Financial instruments held at FVTPL include the conversion feature of the convertible debenture receivable (note 5), the warrant liability (note 12), and the conversion option embedded in the convertible notes (note 14).

20.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the year ended December 31, 2011 and 2010 are based on the following:

	2011	2010

Earnings used in the calculation of diluted earnings per share	$80,128	$338,455

Weighted average number of common shares issued (thousands)	80,324	77,972
Adjustments for dilutive instruments:
Stock options (thousands)	336	384
Weighted average number of common shares for diluted earnings per share (thousands)	80,660	78,356

Basic earnings per share	$1.00	$4.34
Diluted earnings per share	$0.99	$4.32

The convertible notes (note 14) in certain circumstances are convertible at the request of the holders. In such an event the initial principal would be repayable in cash and any incremental value settled at the election of the Company in either cash or common shares, or a combination of the two. The potential dilutive impact of the shares is therefore only that portion of the Notes where the share price exceeds the conversion price of $43.33 per share. Given that at December 31, 2011 and December 31, 2010 the share price was significantly below the conversion price an assumed conversion by holders would not have any dilution impact because the balance would be repaid in full in cash.

F-49 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS

The Company is a resource company focused on acquisition, exploration, development and operation of silver- dominated projects primarily in the Americas.

An operating segment is defined as a component of the Company:

-	that engages in business activities from which it may earn revenues and incur expenses;
-	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and,
-	for which discrete financial information is available.

The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates these projects between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, the Pirquitas mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment. The following reporting segments have been identified:

-	Pirquitas mine; and
-	Exploration and development properties.

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

	Pirquitas mine	Exploration and	Other	Total
		development	reconciling
December 31, 2011		properties	items (i, ii)
	$	$	$	$
Revenue from external customers	147,845	-	-	147,845

Cost of inventory and export duties	(79,380)	-	-	(79,380)
Depletion, depreciation and amortization	(16,546)	-	-	(16,546)
Cost of sales	(95,926)	-	-	(95,926)
Income from mine operations	51,919	-	-	51,919

Operating income (loss)	47,691	(1,143)	(23,983)	22,565
Income before income tax	39,126	46,040	26,359	111,525

Interest income and other finance income	-	-	2,291	2,291
Interest expense and other finance costs	(1,542)	(114)	(15,736)	(17,392)
Write-off of mineral property costs	-	(4,624)	-	(4,624)
Income tax expense	(21,050)	(9,524)	(823)	(31,397)

Total assets	568,212	232,038	475,852	1,276,102
Non-current assets	459,789	202,752	136,885	799,426
Total liabilities	(94,395)	(22,355)	(175,377)	(292,127)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes the equity-accounted investment in Pretium.

F-50 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont’d)

	Pirquitas mine	Exploration and	Other	Total
		development	reconciling
December 31, 2010		properties	items (i)
	$	$	$	$
Revenue from external customers	112,256	-	-	112,256

Cost of inventory and export duties	(75,971)	-	-	(75,971)
Depletion, depreciation and amortization	(22,151)	-	-	(22,151)
Cost of sales	(98,122)	-	-	(98,122)

Income from mine operations	14,134	-	-	14,134

Operating income (loss)	12,525	(377)	(29,310)	(17,162)
Income (loss) before income tax	7,552	(596)	363,692	370,648

Interest income and other finance income	-	-	1,400	1,400
Interest expense and other finance costs	(1,491)	(220)	(14,652)	(16,363)
Income tax recovery (expense)	(5,712)	654	(27,135)	(32,193)

Total assets	452,256	196,829	498,905	1,147,990
Non-current assets	378,352	191,698	235,886	805,936
Total liabilities	(56,823)	(2,064)	(157,243)	(216,130)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

Segment revenue by product

	2011	2010
	%	%
Silver	94	100
Zinc	6	-

Segment revenue by location of customer

100% of revenues are attributable to the Pirquitas mine segment. Revenues were from a single customer based in Switzerland.

F-51 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont’d) Non-current assets by location

	December 31, 2011	December 31, 2010
	$	$
Canada	138,205	235,563
Argentina	481,654	397,447
Mexico	108,674	89,540
Peru	50,950	43,456
United States	10,942	10,419
Australia	-	19,970
Chile	9,001	9,541
Total	799,426	805,936

22.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, other financial assets, trade and other payables, warrant liabilities and convertible notes.

a) Financial assets and liabilities by category

	Loans and		Available	Other financial
At December 31, 2011	receivables	FVTPL	for sale	liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	329,055	-	-	-	329,055
Trade and other receivables	5,045	-	-	-	5,045
Other financial assets (3)	1,768	-	33,539	-	35,307
Total financial assets	335,868	-	33,539	-	369,407

Financial liabilities
Trade and other payables	-	-	-	46,898	46,898
Warrant liability	-	7,067	-	-	7,067
Convertible notes (4)	-	1,242	-	125,313	126,555
Total financial liabilities	-	8,309	-	172,211	180,520

F-52 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont’d)

	Loans and		Available	Other financial
At December 31, 2010	receivables	FVTPL	for sale	liabilities	Total

Financial assets
Cash and cash equivalents	232,311	-	-	-	232,311
Trade and other receivables (1)	-	15,409	-	-	15,409
Other financial assets (2, 3)	9,051	386	33,465	-	42,902
Total financial assets	241,362	15,795	33,465	-	290,622

Financial liabilities
Trade and other payables	-	-	-	34,208	34,208
Convertible notes (4)	-	21,735	-	116,125	137,860
Total financial liabilities	-	21,735	-	150,333	172,068

	Loans and		Available	Other financial
At January 1, 2010	receivables	FVTPL	for sale	liabilities	Total

Financial assets
Cash and cash equivalents	26,659	-	-	-	26,659
Trade and other receivables (1)	-	3,335	-	-	3,335
Other financial assets (2, 3)	9,399	475	17,863	-	27,737
Total financial assets	36,058	3,810	17,863	-	57,731

Financial liabilities
Trade and other payables	-	-	-	50,341	50,341
Convertible notes (4)	-	20,728	-	107,895	128,623
Total financial liabilities	-	20,728	-	158,236	178,964

(1)	Certain trade and other receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(e).
(2)

The convertible debenture receivable is allocated between FVTPL and loans and receivables. The conversion feature is recognized at FVTPL whilst the note receivable is designated within loans and receivables.

(3)	Other financial assets include marketable securities which have been designated as available for sale assets
(4)	The embedded share purchase option of the convertible notes is recognized at FVTPL whilst the debt portion is designated as an other financial liability.

F-53 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont’d)

b)    Fair value of financial instruments

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial assets
Trade and other receivables	5,045	5,045	15,409	15,409	3,335	3,335
Other financial assets	35,307	35,307	42,902	42,902	27,737	27,737
Total financial assets	40,352	40,352	58,311	58,311	31,072	31,072

Financial liabilities
Warrant liability	7,067	7,067	-	-	-	-
Convertible notes	126,555	136,275	137,860	143,506	128,623	129,030
Total financial liabilities	133,622	143,342	137,860	143,506	128,623	129,030

The carrying values of cash and cash equivalents, certain other financial assets, trade and other payables, approximate their fair values due to their relatively short maturity.

F-54 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont’d)

Fair value hierarchy

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	33,539	-	-	33,539
Warrant liability	7,067	-	-	7,067
Derivative liability	-	1,242	-	1,242
	40,606	1,242	-	41,848

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions, and the warrant liability are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and Trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

The value of the Company’s Notes’ embedded share purchase option is also included in Level 2 of the fair value hierarchy as they are valued using an option pricing model. This model requires a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company has investments in asset-backed commercial paper which are included within Level 3 in the fair value hierarchy because they trade infrequently. At December 31, 2011, December 31, 2010, and January 1, 2010 the fair value was considered to be $nil.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2011 or 2010.

F-55 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below.

a)    Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

 (i)  Price Risk

This is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and to a lesser extent zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

-	global or regional consumption patterns;
-	the supply of, and demand for, these metals;
-	speculative activities;
-	the availability and costs of metal substitutes;
-	inflation; and
-	political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of revenue agreements are subject to pricing terms that settle within one to three months after delivery, and this adjustment period represents the Company’s trade receivable exposure to variations in commodity prices.

The Company has not hedged the price of silver as part of its overall corporate strategy.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and natural gas. The Company has not hedged any such costs.

F-56 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

A 10% increase in the average commodity price for the year, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

	2011	2010
Products	$	$
10% increase in silver price	9,005	7,359
10% increase in zinc price	605	-
10% increase in diesel and natural gas prices	(1,192)	(658)

The Company holds certain investments in available for sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

(ii)  Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. The Company’s sales of silver and zinc are denominated in US dollars and thus the risk is related to costs incurred and other non-USD financial instruments.

The following are the most significant areas of exposure to currency risk:

	December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	80,480	6,051	-	584
Marketable securities	13,753	-	19,787	-
Accounts receivable	-	-	5,045	-
Value added tax receivable	-	89,636	-	1,006
Trade and other payables	(7,825)	(11,608)	(16,500)	(1,114)
Warrant liability	(7,067)	-	-	-
Total	79,341	84,079	8,332	476

	December 31, 2010
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	164,557	9,588	151	487
Marketable securities	36,700	-	-	-
Accounts receivable	4,821	-	-	-
Value added tax receivable	-	71,683	-	-
Trade and other payables	(5,984)	(13,044)	(12)	(219)
Total	200,094	68,227	139	268

F-57 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

On October 26, 2011, the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

The Company monitors and manages this risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollars is managed. As at December 31, 2011 the Company has not entered into any derivatives to mitigate this risk.

A 10% increase in the United States dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

	2011	2010
	$	$
Canadian dollar	(5,830)	(12,183)
Argentine peso	(5,635)	(4,514)
Australian dollar	(630)	(10)
Mexican peso	(33)	(19)

(iii)  Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because the notes are recorded at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

As at December 31, 2011, the weighted average interest rate on our cash and cash equivalents was 0.14% (2010 - 0.89%) .. With other variables unchanged, a 1% increase in the interest rate would increase after tax net income by $2,340,000 (2010 - $450,000).

b)    Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectability of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits The Company’s policy is only to utilise highly rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

F-58 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

Credit risk related to trade receivables The Company is subject to significant concentrations of credit risk related to trade receivables because all of its sales through 2011 were to a single customer. However, the Company has not recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk, the Company ensures a minimum creditworthiness of customers, and has entered into sales agreements with additional customers in 2012.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

The Company also has credit risk through its significant value added tax receivable balance that is collectible with the government of Argentina. The balance is expected to be recoverable in full but due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible in full.

The Company’s maximum exposure to credit risk as at December 31 was as follows:

	2011	2010
	$	$
Cash and cash equivalents	329,055	232,311
Value added tax receivable	90,642	71,683
Trade and other receivables	5,045	35,916
Other financial assets	1,768	9,051
	426,510	348,961

At December 31, 2011, no amounts were held as collateral.

c)    Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure as described in note 23(d). The Company’s objective is to ensure that there are sufficient financial resources to meet its business requirements for a minimum of twelve months.

F-59 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

In the normal course of business the Company enters into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows as at December 31, 2011:

	Payments due by period
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years
	$	$	$	$	$

Trade and other payables	46,898	46,898	-	-	-
Convertible notes (i)	138,000	-	138,000	-	-
Interest on convertible notes (i)	1,004	-	1,004	-	-
Capital expenditure commitments	9,635	7,573	2,062	-	-
Minimum lease rental and lease payments	505	453	52	-	-

Total contractual obligations	196,042	54,924	141,118	-	-

(i)

Convertible notes are due in 2028 but are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest of 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $44.33 per common share (note 14).

In the opinion of management, working capital at December 31, 2011 together with future cash flows from operations is sufficient to support the Company’s commitments through 2012.

d)    Capital management

The Company’s objectives when managing capital are:

-	to safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives;

-	to maintain a flexible capital structure which optimizes the cost of capital; and

-	to provide an adequate return to shareholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity, non-current convertible notes, and cash and cash equivalents. In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out its exploration plans and support operations through the current operating period.

The Company issued convertible notes (note 14) but these do not contain any financial covenants. Accordingly, as of December 31, 2011, there were no externally-imposed capital requirements.

F-60 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS

a)    Related party transactions

During the year ended December 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $82,000 (2010 - $19,000) from companies related by common directors or officers, including Pretium. At December 31, 2011, trade and other receivables include $101,000 (2010 - $2,000) and trade and other payables include $688,000 (2010 - nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

b)    Key management compensation

Key management includes directors (executive and non-executive) and other key officers of the Company, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	December 31,	December 31,
	2011	2010
	$	$
Salaries and other short-term employee benefits	2,252	3,507
Post-employment benefits	25	55
Termination benefits	1,067	1,160
Share-based compensation (i)	2,904	6,619
Total compensation	6,248	11,341

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU positions as reported in the Consolidated Statements of Income.

c)    Principal Subsidiaries

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others
Silver Standard Mexico S.A. de C.V.	Mexico	100%	San Agustin, Nazas and others
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	100%	San Luis
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Mina Pirquitas, Inc.	USA (Delaware)	100%	Pirquitas
Maverick Silver Inc.	USA (Nevada)	100%	Maverick Springs

F-61 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2011 and 2010 are as follows:

	2011	2010
	$	$
Trade and other receivables	19,831	(20,245)
Other financial assets	-	(201)
Inventory	(50,073)	(26,945)
Trade and other payables	11,728	21,447
Taxes payable	16,861	-
	(1,653)	(25,944)

During the year ended December 31, 2011 and 2010 the Company conducted the following non-cash investing and financing transactions:

	2011	2010
	$	$
Shares received for sale of mineral property	15,133	187,202
Fair value of marketable securities transferred to acquire non-controlling interest	(10,522)	-
Transfer of share-based payment reserve upon exercise of stock options	(8,990)	(6,956)
Promissory note received for sale of Snowfield and Brucejack properties	-	39,069

During the year ended December 31, 2011 and 2010 the Company made the following cash payments for interest and taxes:

	2011	2010
	$	$
Interest paid	6,210	6,210
Taxes paid	16,430	-

F-62 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies set out in these consolidated financial statements have been applied for the years ended December 31, 2011 and December 31, 2010, and in the preparation of an opening IFRS statement of financial position at January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in accordance with its previous basis of accounting (Canadian GAAP). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statement of financial position and statement of income is set out in the following tables and accompanying notes.

a)    Reconciliation of equity as at:

		December 31,	January 1,
		2010	2010
		$	$
Total equity reported under Canadian GAAP		1,031,772	537,186

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(i)	(79,842)	(84,018)
Close down and restoration provision	(ii)	(76)	-
Share-based compensation	(iii)	(52)	-
Functional currency	(iv)	4,654	5,030
Convertible notes	(v)	(18,859)	(17,086)
Deferred tax liabilities	(vii)	(5,737)	(1,949)

Total equity reported under IFRS		931,860	439,163

b)    Reconciliation of total comprehensive income for the year ended December 31, 2010:

		2010
		$
Total comprehensive income as reported under Canadian GAAP		359,501

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	(i)	4,176
Close down and restoration provision	(ii)	(76)
Share-based compensation	(iii)	991
Functional currency	(iv)	(373)
Convertible notes	(v)	(1,773)
Deferred tax liabilities	(vii)	(8,897)

Total comprehensive income as reported under IFRS		353,549

F-63 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

c)	Explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i) Valuation of the Pirquitas mine

The Company elected under IFRS 1 to deem the fair value of the Pirquitas mine as cost at January 1, 2010 (note 2(a)). The fair value of the mine was determined to be $317,275,000 following a discounted cash flow analysis using a discount rate of 10%. The resulting adjustment between the carrying value under Canadian GAAP and the deemed cost of $84,018,000 was charged to the opening accumulated deficit.

In addition to the adjustment to the carrying value of the Pirquitas mine additional adjustments following the transition to IFRS were recorded. These relate to the close down and restoration provision (note 26 (c)(ii)), capitalized interest (note 26(c)(vi)) and deferred tax liabilities (note 26(c)(vii)). The impacts of these adjustments on the carrying value of the Pirquitas mine at January 1, 2010 are detailed below:

	Canadian GAAP	Transition to IFRS adjustment				IFRS
		Fair value as	Close down	Capitalised
		deemed cost of	and restoration	borrowing	Deferred
	January 1, 2010	Pirquitas	provision	costs	taxes	January 1, 2010
			(ii)	(vi)	(vii)

Producing properties	180,018	(84,018)	313	797	(20,262)	76,848
Construction in progress	8,015	-	-	-	-	8,015
Mining equipment	12,478	-	-	-	-	12,478
Plant and equipment	219,305	-	407	-	-	219,712
Other	222	-	-	-	-	222
Total	420,038	(84,018)	720	797	(20,262)	317,275

The lower carrying value of the producing property balance under IFRS also impacts the periodic depletion expense charged. Depletion is charged using the percentage of completion method based on the tonnage of ore mined as a ratio to the total ore expected to be mined over the life of the mine. The lower cost base of the asset reduced cost of sales by $4,176,000 for the year ended December 31, 2010.

F-64 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(ii)   Close down and restoration provision

Under Canadian GAAP asset retirement obligations for close down and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company’s credit-adjusted risk free interest rate. The liability (and corresponding asset) is only re-measured in the event of changes in the amount or timing of cash flows required to settle the obligation.

IFRS (IAS 37) requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

As described in note 2(a), the Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1. The Company re-measured the liability at the date of transition to IFRS and recorded an adjustment of $810,000 to the carrying value of the liability and to the carrying value of the corresponding property, plant and equipment asset, of which $720,000 related to Pirquitas.

For the year ended December 31, 2010 the Company recorded an adjustment of $713,000 to the carrying value of the liability and related mineral property asset, with a $76,000 impact on earnings.

(iii)  Share-based payments

The Company’s accounting policy for share-based payments under Canadian GAAP was broadly consistent with the requirements of IFRS, however, under IFRS 2 the Company is required to make adjustments to the compensation expense recorded for estimates of non-market vesting conditions, such as stock options that are not expected to vest i.e. forfeited. The initial estimation of non-market vesting conditions is not mandatory under Canadian GAAP. As a result the Company’s accounting policy choice was to make adjustments only when events occurred so that non-market vesting conditions were not met, such as when stock options were forfeited. The Company elected to apply the IFRS 1 transition exemption (note 2(a)), whereby adjustments were only required to be made to stock options that had been granted after November 7, 2002 and had not vested at the date of transition to IFRS.

The Company estimated the amount of stock options that would not vest by using historical data, the resulting impact at January 1, 2010 was insignificant but for the year ended December 31, 2010 the impact was a reduction to stock based compensation of $1,046,000, of which $991,000 was credited to the statement of income and the balance of $52,000 to property, plant and equipment.

(iv)   Functional currency and cumulative translation adjustment account

Under Canadian GAAP the Company determines whether a subsidiary is an integrated operation or a self-sustaining entity which determines the method of translation into the presentation currency of the Group. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation into the Group’s presentation currency.

F-65 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The Company determined that three subsidiaries had a functional currency other than the US dollar, which under Canadian GAAP had been classified as being integrated operations. Those subsidiaries under Canadian GAAP were consolidated using the temporal method (i.e. monetary assets and liabilities translated at the current rate and non- monetary assets and liabilities at historic exchange rates with gains or losses being charged to income), whereas under IFRS those entities with non US dollar functional currencies are translated into US dollars using the current rate method (whereby all assets and liabilities are translated using the reporting date exchange rates with any gains or losses being recorded in equity).

The net impact was an increase in mineral properties of $5,030,000, offset by a charge to currency translation adjustment (“CTA”). The Company also elected to take the IFRS 1 exemption to deem cumulative translation adjustments to be zero at the date of transition to IFRS. Hence all existing CTA balances and the impact of the above adjustments as of January 1, 2010 were recorded against the opening accumulated deficit.

For the year ended December 31, 2010 the impact was a reduction of the mineral properties of $373,000, with an equal and opposite effect on total comprehensive income.

(v)    Convertible notes

As discussed in note 14, the Company issued $138,000,000 of convertible notes (“Notes”) in 2008. Under Canadian GAAP the Company accounted for the Notes as a split instrument allocating the value of the notes between the debt and equity components. The debt was valued using a discounted cash flow model, with the residual balance being allocated to equity. At initial recognition the transaction costs were allocated to the debt and equity components pro rata. The debt portion was designated as an ‘other financial liability’, those transaction costs allocated to the debt were expensed, and those allocated to equity were treated as a reduction of the value of the equity component. Subsequently, the difference in carrying value of the debt and its final redemption amount is recognized as accretion expense in the statement of income over the period to maturity using the effective interest rate method.

There are two GAAP differences in relation to this instrument. Firstly, under Canadian GAAP the conversion feature is considered to be an equity instrument, but under IFRS it is considered as an embedded derivative liability due to the fact that if the holder elects to exercise their conversion option, the instrument can be cash-settled at the option of the Company. Secondly, under Canadian GAAP the debt component of the instrument was designated as an ‘other financial liability’, and it was similarly designated under IFRS. However, under IFRS, transaction costs relating to an instrument that is designated as an ‘other financial liability’ must be netted against the carrying value of the instrument, whereas under Canadian GAAP the Company made an accounting policy election to expense those costs.

At initial recognition under IFRS, similar to Canadian GAAP, the fair value of the debt component and conversion option were estimated but under IFRS the conversion option was recognized as a derivative liability. Transaction costs incurred were allocated pro rata to the two components, again consistent with Canadian GAAP. For IFRS the debt has been designated as an ‘other liability’, which means that the instrument is recorded at amortized cost, net of transaction costs. Subsequently, the accounting is the same as Canadian GAAP whereby the instrument is accreted over an expected life of 5 years using the effective interest method.

F-66 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The accretion expense each reporting period under IFRS is greater than under Canadian GAAP due to the lower value attributed to the debt portion upon initial recognition, due to the fact that transaction costs are netted against the carrying value of the debt. Differences in accretion expense have been charged to the opening accumulated deficit at the date of transition. Also a proportion of the accretion was capitalized to the Pirquitas mineral property asset and as such the amount capitalized under IFRS differs from that under Canadian GAAP (note 26(c)(vi)).

Under IFRS the derivative liability is recognized as FVTPL so all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach. The following assumptions were used to obtain the valuation:

	December 31,	January 1,	February 27,
	2010	2010	2008
Expected dividend yield (%)	0.0	0.0	0.0
Average risk-free interest rate (%)	4.13	4.58	4.62
Expected life (years)	17.25	18.25	20.0
Expected volatility (%)	57.5	60.0	60.0
Implied yield on straight debt (%)	11.39	12.6	11.85

The following table illustrates the differences in the carrying values of the debt and conversion option:

	Canadian GAAP	IFRS	Canadian GAAP	IFRS	Canadian GAAP	IFRS
	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value
	Inception	Inception	January 1, 2010	January 1, 2010	December 31, 2010	December 31, 2010
	$	$	$	$	$	$
Statement of financial position

Convertible notes - current	-	-	(2,076)	(2,076)	(2,076)	(2,076)

Convertible notes - long term	(99,144)	(95,371)	(110,739)	(107,895)	(118,203)	(116,125)

Derivative liability	-	(38,856)	-	(20,728)	-	(21,735)

Equity component of convertible notes	(37,383)	-	(37,383)	-	(37,383)	-

Property, plant and equipment (i)	-	-	-	797	-	-

Accumulated deficit	3,773	1,473	7,592	(12,705)	-	-

Statement of income

Interest expense	-	-	-	-	6,210	6,210

Interest accretion	-	-	-	-	7,531	8,230

Unrealized (gain) or loss on derivative instruments	-	-	-	-	-	1,007

(i) Impact of capitalized interest on property, plant and equipment (see note 26(c)(vi))

F-67 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(vi)   Borrowing costs

The Company’s accounting policy for capitalising borrowing costs during the construction of the Pirquitas mine was unchanged between Canadian GAAP and IFRS. However, owing to the change in accounting methodology for the Notes described in note 26(c)(v) above a greater amount of accretion expense was available for capitalisation. The Company retrospectively adjusted the accretion expense capitalized to mineral properties.

The impact was an increase in the mineral property asset of $797,000 at the date of transition to IFRS. Construction was completed prior to the transition to IFRS so there are no further GAAP differences recorded.

(vii)  Deferred income tax

Under Canadian GAAP deferred tax liabilities were calculated following the acquisition of various mineral property assets. IFRS does not allow the recognition of deferred tax liabilities for temporary differences that arise in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor accounting profit or loss. As a result deferred tax liabilities recognized on asset acquisitions under Canadian GAAP have been derecognized under IFRS and credited to the opening accumulated deficit.

Non-monetary assets and liabilities of an entity are measured in its functional currency. If an entity’s taxable income or loss is determined in a different currency, changes in exchange rate will give rise to a temporary difference that results in a deferred tax asset or liability under IAS 12. Effectively, the carrying value of the non-monetary asset/liability (as measured in the functional currency based on historical exchange rates) is translated from the functional currency to the local currency at the current rate and compared to the tax value in the local currency. The resulting temporary difference (measured in the local currency) is multiplied by the appropriate tax rate to arrive at the deferred tax balance in the local currency. This deferred tax balance is then translated into the functional currency at the current rate and charged/credited to profit or loss.

The above result is different from Canadian GAAP which prohibits the recognition of deferred taxes for temporary differences caused by exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates.

The result of these differences was a reduction of $35,596,000 in the deferred tax liabilities recognized on the date of transition to IFRS, reflected in aggregate credits to mineral properties of $36,797,000 (of which $20,262,000 related to Pirquitas), and aggregate charges to opening accumulated deficit of $1,201,000. The impact on retained earnings in the year ended December 31, 2010 was a charge of $3,354,000.

F-68 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

A GAAP difference also exists in respect of the treatment of the tax effects of share issuance costs. While a deferred tax asset for these costs is recognized under both standards, IFRS requires the benefit to be credited to equity regardless of the period it was recognized, while under Canadian GAAP the benefit is reflected in net income if recognized in a period subsequent to when the issuance costs were incurred. As a result, for the year ended December 31, 2010, under Canadian GAAP an income tax recovery of $5,109,000 relating to share issuance costs was credited to earnings, but under IFRS this recovery has been credited directly to share capital. The effect of this adjustment has been reflected in the reconciliation of shareholders’ equity as at December 31, 2010.

The Company revised its previously published transition adjustment for deferred tax liabilities in relation to the tax basis of certain Argentine assets relating to certain foreign exchange and other adjustments. The impact was an increase in the deferred tax liability of $748,000 as at January 1, 2010 and a further increase of $5,543,000 as at December 31, 2010, with a corresponding increase to the tax expense for that year. These adjustments are not material to the previously presented financial information.

d)	Adjustments to Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated or used by the Company.

F-69 | P a g e