Form 40-F
period 2012-12-31
SILVER STANDARD RESOURCES INC
filed 2013-03-15
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission file number I-35455

SILVER STANDARD RESOURCES INC.
(Exact name of registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

Suite 1400-999 West Hastings Street, Vancouver, British Columbia, Canada  V6C 2W2
(604) 689-3846
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 8th Avenue, New York, NY  10011
(212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.      None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  80,747,767

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933, as amended:  Form S-8 (File No. 333-185498).

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012 (included as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012 (included as Exhibit 99.2 hereto); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012 (included as Exhibit 99.3 hereto).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of Silver Standard Resources Inc.’s (“Silver Standard”) fiscal year ended December 31, 2012, an evaluation of the effectiveness of Silver Standard’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Silver Standard’s management, with the participation of its principal executive officer and principal financial officer.  Based upon that evaluation, Silver Standard’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Silver Standard’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Silver Standard in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Silver Standard’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while Silver Standard’s principal executive officer and principal financial officer believe that Silver Standard’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Silver Standard’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management’s Report on Internal Control over Financial Reporting” that accompanies Silver Standard’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Independent Auditor’s Report” that accompanies Silver Standard’s Consolidated Financial Statements for the

fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2012, there were no changes in Silver Standard’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Silver Standard’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Silver Standard’s board of directors has determined that Richard D. Paterson, member of Silver Standard’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined under listing standards of the Nasdaq Global Market.

Code of Ethics.

Silver Standard has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct” (the “Code of Conduct”), that applies to its principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on Silver Standard’s website at www.silverstandard.com.

In 2012, there were no waivers, including implicit waivers, or amendments granted from any provision of the Code of Conduct.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

Silver Standard does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition,

changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity – Contractual Obligations” in Silver Standard’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

Silver Standard has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are Richard D. Paterson, Gustavo A. Herrero and A.E. Michael Anglin.

Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd−Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd−Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their annual report on Form 40-F information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining related fatalities. During the fiscal year ended December 31, 2012, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining related fatalities, or similar events in relation to the Company’s U.S. operations requiring disclosure pursuant to Section 1503(a) of the Dodd−Frank Act.

Nasdaq Global Exchange Disclosure.

We are subject to a variety of corporate governance guidelines and requirements enacted by Canadian securities regulators, the TSX, Nasdaq and the SEC and those mandated by the U.S. Sarbanes Oxley Act of 2002 and the Dodd−Frank Act. Today, we are in compliance with the corporate governance legal requirements in Canada and the United States. We are listed on the Nasdaq and, although we are not required to comply with all of the Nasdaq’s corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices comply with the Nasdaq’s requirements as if we were a U.S. domestic issuer, except that A.E. Michael Anglin would not be permitted to serve on the Audit Committee under Nasdaq listing rules due to the fact that he participated in the preparation of financial statements by virtue of holding the position of interim President and Chief Executive Officer of the Company from January 19, 2010 to August 6, 2010, while the Company searched for a replacement CEO due to the resignation of Robert A. Quartermain. The Board has determined that A.E. Michael Anglin has no direct or indirect material relationship with the Company which could interfere with his exercise of judgment and therefore he is an independent director. Mr. Anglin is not prohibited under Canadian requirements from serving on the Company’s Audit Committee.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

The registrant has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2013.

Silver Standard Resources Inc.

By:	/s/ John Smith
Name:	John Smith
Title:	President & Chief Executive Officer

By:	/s/ Gregory J. Martin
Name:	Gregory J. Martin
Title:	Senior Vice-President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012.

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2012.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.9	Consents of Andrew W. Sharp, BEng., FausIMM and Trevor J. Yeomans, B.Sc. (Hons), ASCM, P.Eng.

99.10	Consents of Warwick S. Board, P.Geo. and R. Bruce Kennedy, P.E.

99.11	Consents of Kelly G. Boychuk, MBA, P.Eng. and Dawn H. Garcia, P.G., C.P.G.

99.12	Consent of Jeremy D. Vincent, B.Sc. (Hons), P.Geo.

99.13	Consents of Donald F. Earnest, P.G., Christopher E. Kaye, MAusIMM, Michael J. Lechner, P.Geo., Steve L. Milne, P.E., Robert M. Robb, P.E. and Clinton Strachan, P.E.

99.14	Consents of Gilles Arseneau, Ph.D., P.Eng. and of Tetra Tech WEI Inc. (f/k/a Wardrop, a Tetra Tech Company)

99.15	Consent of James A. McCrea, B.Sc., P. Geo.

99.16	Consent of Mark G. Stevens, CPG

99.17	Consent of Snowden Mining Industry Consultants Inc.

99.18	Consent of Roscoe Postle Associates Inc.

99.19	Consent of C. Stewart Wallis, P. Geo.