Form 40-F
period 2013-12-31
SILVER STANDARD RESOURCES INC
filed 2014-03-17
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission File Number 001-35455

SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 800 – 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 80,754,434

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☒             No ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-185498).

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2013 (included as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 (included as Exhibit 99.2 hereto); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2013 (included as Exhibit 99.3 hereto).

Cautionary Note Regarding Differences in United States and Canadian Reporting Practices

Silver Standard Resources Inc. (“Silver Standard” or the “Company”) is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2013.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of Silver Standard’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of Silver Standard’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Silver Standard’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Silver Standard’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Silver Standard’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Silver Standard in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Silver Standard’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management’s Report on Internal Control over Financial Reporting” that accompanies Silver Standard’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditor’s Report” that accompanies Silver Standard’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in Silver Standard’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Silver Standard’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Silver Standard’s board of directors has determined that Richard D. Paterson, member of Silver Standard’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined under Item 8(a) of General Instruction B to Form 40-F) and is “independent” as that term is defined under listing standards of the Nasdaq Global Market (“Nasdaq”).

Code of Ethics.

In August 2013, Silver Standard adopted a new “code of ethics” (as that term is defined under Item 9(a) of General Instruction B to Form 40-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Conduct”), that applies to its principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on Silver Standard’s website at www.silverstandard.com.

Apart from the adoption of the new Code of Conduct, no other amendments were made to the Code of Conduct in 2013. In addition, no waivers, including implicit waivers, were granted from any provision of the Code of Conduct in 2013.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity – Contractual Obligations” in Silver Standard’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

Silver Standard has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Richard D. Paterson, A.E. Michael Anglin and Gustavo A. Herrero.

Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd−Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd−Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their Annual Report on Form 40-F information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining related fatalities. During the fiscal year ended December 31, 2013, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining related fatalities, or similar events in relation to the Company’s U.S. operations requiring disclosure pursuant to Section 1503(a) of the Dodd−Frank Act.

Nasdaq Global Market Disclosure.

The Company is subject to a variety of corporate governance guidelines and requirements enacted by Canadian securities regulators, the Toronto Stock Exchange, Nasdaq and the SEC and those mandated by the U.S. Sarbanes Oxley Act of 2002 and the Dodd−Frank Act. Today, the Company is in compliance with the corporate governance legal requirements in Canada and the United States. The Company’s common shares are listed on Nasdaq and, although the Company is not required to comply with all of Nasdaq’s corporate governance requirements to which it would be subject if the Company was a U.S. corporation, the Company’s governance practices comply with Nasdaq’s requirements as if the Company was a U.S. domestic issuer.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2014.

Silver Standard Resources Inc.

By:    /s/ John Smith
Name:    John Smith
Title:     President & Chief Executive Officer

By:    /s/ Gregory J. Martin
Name:    Gregory J. Martin
Title:    Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit    Description

99.1    Annual Information Form for the fiscal year ended December 31, 2013.

99.2    Management’s Discussion and Analysis for the fiscal year ended December 31, 2013.

99.3    Consolidated Financial Statements for the fiscal year ended December 31, 2013.

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

99.5    Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6    Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7    Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8    Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.9    Consents of F. Carl Edmunds, Andrew W. Sharp, BEng., FausIMM and Trevor J. Yeomans, B.Sc. (Hons), ACSM, P.Eng.
99.10    Consents of Warwick S. Board, P.Geo. and R. Bruce Kennedy, P.E.

99.11    Consents of Kelly G. Boychuk, MBA, P.Eng., Dawn H. Garcia, P.G., C.P.G. and Jeremy D. Vincent, B.Sc. (Hons), P.Geo.

99.12    Consents of Donald F. Earnest, P.G., Michael J. Lechner, P.Geo., Steve L. Milne, P.E., Robert M. Robb, P.E. and Clinton Strachan, P.E.