Form 40-F
SILVER STANDARD RESOURCES INC
filed 2015-03-25
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	The Nasdaq Stock Market LLC

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

Yes ☐                 No ☐

The Annual Report on Form 40-F shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-185498, 333-196116 and 333-198092).

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are incorporated herein by reference:

(a)	Annual Information Form for the fiscal year ended December 31, 2014;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2014.

Cautionary Note Regarding Differences in United States and Canadian Reporting Practices

Silver Standard Resources Inc. (“Silver Standard” or the “Company”) is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of Silver Standard’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of Silver Standard’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Silver Standard’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Silver Standard’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Silver Standard’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Silver Standard in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Silver Standard’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in Silver Standard’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditor’s Report” that accompanies Silver Standard’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2014, there were no changes in Silver Standard’s internal control over financial reporting, other than the integration of the acquisition of the Marigold mine, that have materially affected, or are reasonably likely to materially affect, Silver Standard’s internal control over financial reporting.

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

Code of Ethics.

Silver Standard has adopted a “code of ethics” (as that term is defined under Item 9(a) of General Instruction B to Form 40-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Conduct”), that applies to its principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on Silver Standard’s website at www.silverstandard.com.

No waivers, including implicit waivers, were granted from any provision of the Code of Conduct during the fiscal year ended December 31, 2014.

Silver Standard intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Conduct that is required to be disclosed and summarized, on its website at www.silverstandard.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in Silver Standard’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity” in Silver Standard’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Silver Standard has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Richard D. Paterson (Chair), Gustavo A. Herrero and Beverlee F. Park.

Mine Safety Disclosure.

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd−Frank Act”) requires that the Company disclose in this Annual Report on Form 40-F certain information about the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 by the U.S. Labor Department’s Mine Safety and Health Administration. Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2014 is included as Exhibit 99.4 to this Annual Report on Form 40-F.

Nasdaq Global Market Disclosure.

Silver Standard is subject to a variety of corporate governance guidelines and requirements enacted by Canadian securities regulators, the Toronto Stock Exchange, Nasdaq and the Commission, and those mandated by the U.S. Sarbanes Oxley Act of 2002 and the Dodd−Frank Act.
Silver Standard’s common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer, such as the Company, to follow its home country practice in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, Silver Standard must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements. Nasdaq Marketplace Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. Silver Standard does not follow this Nasdaq Marketplace Rule. Instead, Silver Standard complies with the applicable Toronto Stock Exchange rules which only require that the creation of, or certain material amendments to, equity compensation plans require shareholder approval.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2015.

Silver Standard Resources Inc.

By:    /s/ John Smith
Name:    John Smith
Title:     President & Chief Executive Officer

By:    /s/ Gregory J. Martin
Name:    Gregory J. Martin
Title:    Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2014

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountant

99.10	Consents of Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng.

99.11	Consents of James N. Carver, Registered SME Member, Karthik Rathnam, MAusIMM (CP), and Thomas Rice, Registered SME Member

99.12	Consents of Warwick S. Board, P.Geo., and R. Bruce Kennedy, P.E.