Form 40-F
period 2018-12-31
SSR MINING INC.
filed 2019-03-11
CIK 921638

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,741,162

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are incorporated herein by reference:

(a)	Annual Information Form for the fiscal year ended December 31, 2018;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2018.

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

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and “Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserve and Mineral Resource Estimates” in Section 13 of SSR Mining’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of SSR Mining’s fiscal year ended December 31, 2018, an evaluation of the effectiveness of SSR Mining’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by SSR Mining’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, SSR Mining’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, SSR Mining’s disclosure controls and procedures were effective to ensure that information required to be disclosed by SSR Mining in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to SSR Mining’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in SSR Mining’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies SSR Mining’s Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2018, there were no changes in SSR Mining’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, SSR Mining’s internal control over financial reporting.

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

No amendments were made to and no waivers, including implicit waivers, were granted from any provision of the Code of Conduct during the fiscal year ended December 31, 2018.

SSR Mining intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Conduct that is required to be disclosed and summarized, on its website at www.ssrmining.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

With the exception of the Company’s operating lease commitments disclosed below, SSR Mining does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

The following table summarizes our financial liabilities and moratorium commitments at December 31, 2018:

	Payments due by period (as at December 31, 2018)
Contractual obligations	Less than one year	1-3 years	3-5 years	After 5 years	Total
	$	$	$	$	$
Trade and other payables	70,003	—	—	—	70,003
Moratorium	4,570	14,428	59	—	19,057
Convertible notes(i)	—	265,000	—	—	265,000
Interest on convertible notes(i)	7,619	3,809	—	—	11,428
Operating lease obligations	512	1,493	933	2,322	5,260

Total contractual obligations	82,704	284,730	992	2,322	370,748

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

Identification of the Audit Committee.

SSR Mining has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Beverlee F. Park (Chair), Richard D. Paterson, Gustavo A. Herrero and Steven P. Reid.

Mine Safety Disclosure.

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires that the Company disclose in this Annual Report on Form 40-F certain information about the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 by the U.S. Labor Department’s Mine Safety and Health Administration. Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2018 is included as Exhibit 99.4 to this Annual Report on Form 40-F, which is incorporated herein by reference.

Nasdaq Global Market Disclosure.

SSR Mining is subject to a variety of corporate governance guidelines and requirements enacted by Canadian securities regulators, the Toronto Stock Exchange, Nasdaq and the Commission, and those mandated by the U.S. Sarbanes Oxley Act of 2002 and the Dodd-Frank Act.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 11, 2019.

SSR Mining Inc.

By:	/s/ Paul Benson
Name:	Paul Benson
Title:	President & Chief Executive Officer

By:	/s/ Gregory J. Martin
Name:	Gregory J. Martin
Title:	Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2018

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2018

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of PricewaterhouseCoopers LLP, Chartered Professional Accountants

99.10	Consent of Bruce Butcher

99.11	Consent of F. Carl Edmunds

99.12	Consent of Trevor J. Yeomans

99.13	Consent of James N. Carver

99.14	Consent of James Frost

99.15	Consent of Karthik Rathnam

99.16	Consent of Thomas Rice

Exhibit	Description

99.17	Consent of Cameron Chapman

99.18	Consent of Kevin Fitzpatrick

99.19	Consent of Jeff Kulas

99.20	Consent of Michael Selby

99.21	Consent of Dominic Chartier

99.22	Consent of Mark Liskowich

99.23	Consent of Sebastien Bernier

EX-101	XBRL Files