Form 40-F
period 2019-12-31
SSR MINING INC.
filed 2020-03-19
CIK 921638

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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

(212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares without par value	SSRM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.             None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.     None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form                         ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 123,084,234

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are incorporated herein by reference:

(a)	Annual Information Form for the fiscal year ended December 31, 2019;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2019.

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

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and “Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates” in Section 13 of SSR Mining’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of SSR Mining’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of SSR Mining’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by SSR Mining’s management, with the participation of its principal executive officer and principal financial officer. Based upon the results of that evaluation, SSR Mining’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, SSR Mining’s disclosure controls and procedures were effective to ensure that information required to be disclosed by SSR Mining in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to SSR Mining’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in Section 12 of SSR Mining’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies SSR Mining’s Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2019, there were no changes in SSR Mining’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, SSR Mining’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

SSR Mining’s board of directors has determined that each of Beverlee F. Park and Richard D. Paterson, members of SSR Mining’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined under Item 8(a) of General Instruction B to Form 40-F) and is “independent” as that term is defined under listing standards of the Nasdaq Global Market (“Nasdaq”).

Code of Ethics.

In November 2019, SSR Mining adopted a new “code of ethics” (as that term is defined under Item 9(a) of General Instruction B to Form 40-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Conduct”), that applies to its principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct, which replaced SSR Mining’s prior Code of Business Conduct and Ethics, is available for viewing on SSR Mining’s website at www.ssrmining.com. The Code of Conduct has also been filed as Exhibit 99.26 to this Annual Report on Form 40-F.

Since the adoption of the Code of Conduct, no amendments were made to and no waivers, including implicit waivers, were granted from any provision of the Code of Conduct.

SSR Mining intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Conduct that is required to be disclosed and summarized, on its website at www.ssrmining.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The following table summarizes our financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at December 31, 2019:

	Payments due by period (as at December 31, 2019) (expressed in thousands of U.S. dollars)
Contractual obligations	Less than one year	1-3 years	3-5 years	After 5 years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	92,018	—	—	—	92,018

Moratorium liability	3,537	4,348	1,235	—	9,120

Convertible notes (principal portion) (i)	115,000	—	—	230,000	345,000

Interest payments on convertible notes(i)	7,403	5,750	17,250	8,625	39,028

Reclamation and closure costs	9,556	2,964	2,730	115,438	130,688

Operating expenditure commitments	6,539	655	1,462	2,440	11,096

Capital expenditure commitments	13,311	—	—	—	13,311

Total contractual obligations	247,364	13,717	22,677	356,503	640,261

(i)

On March 19, 2019, we issued $230 million of unsecured convertible senior notes due 2039 (the “2019 Notes”) and used the net proceeds to repurchase $150 million of our 2.875% convertible senior notes due 2033 (the “2013 Notes”). The 2019 Notes mature in 2039 but are redeemable in part or in full at the option of the holder on April 1 at each of 2026, 2029, and 2034, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after April 1, 2026. The 2019 Notes bear interest of 2.50% per annum and are convertible into common shares upon specified events at a fixed conversion price of $18.48 per common share. At December 30, 2019, holders of our 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option (the “Put Option”) pursuant to the terms of the Indenture governing the 2013 Notes (the “2013 Indenture”) any time before January 31, 2020. On January 31, 2020, as of the expiration of the Put Option, $49,000 aggregate principal amount of the 2013 Notes were validly surrendered for purchase. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes. We will redeem all of our outstanding 2013 Notes on March 30, 2020 totaling an aggregate principal amount of $114,947,000 at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, unless any of the outstanding 2013 Notes are converted into common shares in accordance with the terms of the 2013 Indenture. Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

Identification of the Audit Committee.

SSR Mining has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Beverlee F. Park (Chair), Gustavo A. Herrero, Richard D. Paterson and Steven P. Reid.

Mine Safety Disclosure.

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd–Frank Act”) requires that the Company disclose in this Annual Report on Form 40-F certain information about the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 by the U.S. Labor Department’s Mine Safety and Health Administration. Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2019 is included as Exhibit 99.4 to this Annual Report on Form 40-F, which is incorporated herein by reference.

Nasdaq Global Market Disclosure.

SSR Mining is subject to a variety of corporate governance guidelines and requirements enacted by Canadian securities regulators, the Toronto Stock Exchange, Nasdaq and the Commission, and those mandated by the U.S. Sarbanes Oxley Act of 2002 and the Dodd–Frank Act.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2020.

SSR Mining Inc.

By:	/s/ Paul Benson
Name:	Paul Benson
Title:	President & Chief Executive Officer

By:	/s/ Gregory J. Martin
Name:	Gregory J. Martin
Title:	Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2019

99.4	Mine Safety Information Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of PricewaterhouseCoopers LLP, Chartered Professional Accountants

99.10	Consent of F. Carl Edmunds

99.11	Consent of Samuel Mah

99.12	Consent of Trevor J. Yeomans

99.13	Consent of James N. Carver

99.14	Consent of Greg Gibson

99.15	Consent of Jeremy W. Johnson

99.16	Consent of Karthik Rathnam

99.17	Consent of Thomas Rice

99.18	Consent of Cameron Chapman

99.19	Consent of Kevin Fitzpatrick

99.20	Consent of Jeff Kulas

99.21	Consent of Robert Gill

99.22	Consent of Michael Selby

99.23	Consent of Dominic Chartier

99.24	Consent of Mark Liskowich

99.25	Consent of Glen Cole

99.26	Code of Business Conduct and Ethics

99.27	XBRL Files