Form 40-F
period 2020-12-31
SSR MINING INC.
filed 2021-03-30
CIK 921638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

Commission File Number 001-35455

SSR MINING INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 800 – 1055 Dunsmuir Street	7001 E. Belleview Ave
PO Box 49088, Bentall Postal Station	Suite 800
Vancouver, British Columbia	Denver, Colorado
Canada V7X 1G4	USA, 80237
(604) 689-3846	(303) 292-1299

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 219,607,048

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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
                                        ☐

The Annual Report on Form 40-F shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-219848, 333-185498, 333-196116, 333-198092 and 333-248813).

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are incorporated herein by reference:

(a)Annual Information Form for the fiscal year ended December 31, 2020;

(b)Management’s Discussion and Analysis for the fiscal year ended December 31, 2020; and

(c)Consolidated Financial Statements for the fiscal year ended December 31, 2020.

Cautionary Note Regarding Differences in United States and Canadian Reporting Practices

SSR Mining Inc. (“SSR Mining” or the “Company”) is permitted, under a multi jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and “Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates” in Section 16 of SSR Mining’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)Disclosure Controls and Procedures. As of the end of SSR Mining’s fiscal year ended December 31, 2020, an evaluation of the effectiveness of SSR Mining’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by SSR Mining’s management, with the participation of its principal executive officer and principal financial officer. Based upon the results of that evaluation, SSR Mining’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, SSR Mining’s disclosure controls and procedures were effective to ensure that information required to be disclosed by SSR Mining in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to SSR Mining’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(c)Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading “Internal Control over Financial Reporting and Disclosure Controls and Procedures” in Section 15 of SSR Mining’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies SSR Mining’s Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2020, there were no changes in SSR Mining’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, SSR Mining’s internal control over financial reporting; provided, however, that management has excluded Alacer Gold Corp. (“Alacer”), which was acquired on September 16, 2020, from the assessment of the effectiveness of internal control over financial reporting as of December 31, 2020. The assets and revenues of Alacer represent 67% and 24%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

SSR Mining’s board of directors has determined that each of Beverlee F. Park, the Chair of SSR Mining’s audit committee, Thomas Bates, Jr., Kay Priestly and Elizabeth A. Wademan qualifies as an “audit committee financial expert” (as such term is defined under Item 8(a) of General Instruction B to Form 40-F) and is “independent” as that term is defined under listing standards of the Nasdaq Global Market (“Nasdaq”).

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

No amendments were made to and no waivers, including implicit waivers, were granted from any provision of the Code of Conduct during the fiscal year ended December 31, 2020.

SSR Mining intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Conduct that is required to be disclosed and summarized, on its website at www.ssrmining.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in SSR Mining’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The following table summarizes our financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at December 31, 2020:

	Payments due by period (as at December 31, 2020) (expressed in thousands of U.S. dollars)
Contractual obligations	Less than one year	1-3 years	3-5 years	After 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	132,200	—	—	—	132,200
Convertible notes (principal portion)(i)	—	—	—	230,000	230,000
Term Loan and other debt (principal portion)(ii)	71,025	142,063	—	—	213,088
Interest payments on debt(i), (ii)	12,840	17,585	11,500	2,875	44,800
Lease liabilities	12,452	21,376	19,522	133,049	186,399
Derivative liabilities	3,764	117	—	—	3,881
Reclamation and closure costs	1,840	13,248	2,064	122,290	139,442
Operating expenditure commitments	2,900	752	—	—	3,652
Capital expenditure commitments	20,077	—	—	—	20,077
Other	696	330	327	—	1,353
Total contractual obligations	257,794	195,471	33,413	488,214	974,892

(i)On March 19, 2019, the Company issued $230.0 million of 2.50% convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering of $7.1 million. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into the Company's common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into the Company's common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share. Prior to April 1, 2023, the Company may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax law. On or after April 1, 2023 and prior to April 1, 2026, the Company may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of its common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, the Company may redeem the 2019 Notes in full or in part, for cash. Holders of the 2019 Notes have the right to require the Company to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to par plus accrued and unpaid interest.

(ii)In connection with the acquisition of Alacer, the Company assumed a term loan (the "Term Loan"), with a fair value of $245 million as at the date of acquisition, with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.). The Term Loan bears interest at the London Inter-bank Offered Rate ("LIBOR") plus a fixed interest rate margin in the range of 3.50% to 3.70% depending on the tranche. The Term Loan has no mandatory hedging or cash sweep requirements, no prepayment penalties, and final repayment is scheduled in the fourth quarter of 2023. In addition to the Term Loan, the Company assumed LIBOR interest rate swap contracts with underlying notional amounts of approximately 37% of the outstanding Term Loan balance as at December 31, 2020 through the duration of the interest rate hedge program, which completes at the end of 2021.

Identification of the Audit Committee.

SSR Mining has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Beverlee F. Park (Chair), Thomas Bates, Jr., Kay Priestly and Elizabeth A. Wademan.

Mine Safety Disclosure.

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd−Frank Act”) requires that the Company disclose in this Annual Report on Form 40-F certain information about the Company’s U.S. mining operations, including the number of certain types of violations and orders issued under the Federal Mine Safety and Health Act of 1977 by the U.S. Labor Department’s Mine Safety and Health Administration. Information concerning such safety information related to the Company’s U.S. mining operations or other regulatory matters required by Section 1503(a) of the Financial Reform Act for the year ended December 31, 2020 is included as Exhibit 99.4 to this Annual Report on Form 40-F, which is incorporated herein by reference.

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

EXHIBIT INDEX

Exhibit    Description

99.1        Annual Information Form for the fiscal year ended December 31, 2020

99.2        Management’s Discussion and Analysis for the fiscal year ended December 31, 2020

99.3        Consolidated Financial Statements for the fiscal year ended December 31, 2020

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

99.6        Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7        Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8        Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9        Consent of PricewaterhouseCoopers LLP, Chartered Professional Accountants

99.10        Consent of James N. Carver

99.11        Consent of Robert L. Clifford

99.12        Consent of Dr. Cengiz Y. Demirci

99.13        Consent of F. Carl Edmunds

99.14        Consent of Kevin Fitzpatrick

99.15        Consent of Greg Gibson

99.16        Consent of Robert Gill

99.17        Consent of Jeremy W. Johnson

99.18        Consent of Jeffrey Kulas

99.19        Consent of Samuel Mah

99.20        Consent of Karthik Rathnam

99.21        Consent of OreWin Pty Ltd

99.22        Consent of SRK Consulting (Canada) Inc.

99.23        XBRL Files

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2021.

SSR Mining Inc.

By: /s/ Rodney P. Antal
Name: Rodney P. Antal
Title: President and Chief Executive Officer

By: /s/ Rodney P. Antal
Name: Rodney P. Antal
Title: Interim Chief Financial Officer